HANNY VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Date: 29 May 2006


08014182

82-3638

BY AIRMAIL

Dear Sirs,

SUPPL

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose the following announcements/circulars issued by the Company for filing under the ISIN US 41068T2087:

	Date	Document type	Subject matter
1.	2 May 2006	Joint Announcement	Sanction of the capital reduction by the court; timetables of the capital reorganization, the group reorganization, the share sale agreement, the China Strategic Offer and the GDI Offer; change in board lot size; and further extension of long-stop date for the share sale agreement
2.	8 May 2006	Joint Announcement	Clarification of election basis for acceptances of the GDI Offer
3.	23 May 2006	Announcement	Delay in despatch of circular
4.	26 May 2006	Announcement	Notice of special general meeting
5.	26 May 2006	Joint Announcement	Further clarification of basis for acceptances of the GDI Offer and despatch of composite offer and response document
6.	17 May 2006	Circular	Discloseable transaction in relation to the undertaking and the underwriting agreement
7.	26 May 2006	Circular	Major transaction: Subscription of convertible notes of Cheung Tai Hong Holdings Limited

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
Encl

O:\Hanny 2006\Correspondence\Letter\06-SEC(0605).doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANNY

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

WELL ORIENT LIMITED
(Incorporated in Hong Kong with limited liability)

Clarification of election basis for acceptances of the GDI Offer

The Company decided that all **Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2 or a combination of both, in respect of the GDI Offer,** to facilitate acceptances by professional custodians on behalf of their clients and preserve equality of treatment to all China Strategic Shareholders as required under the general principles of the Takeovers Code.

Reference is made to the joint announcement dated 19 April 2005 issued by Hanny Holdings Limited (the "Company"), China Strategic, Well Orient, Nation Field Limited and GDI (the "Announcement") and the circular dated 14 September 2005 issued by the Company (the "Circular") relating to, among other things, the possible voluntary offer to be made for all the shares in GDI. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

As stated in the Announcement and the Circular, subject to the approval by the Independent Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley, on behalf of Well Orient, will make a voluntary offer to the shareholders of GDI (including Paul Y) to acquire all the GDI Shares, other than those owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it, on the following basis:

Option 1:

For every five GDI Shares .... one Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares .... one Hanny Bond with face value of HK$15.0

It was stated in the Announcement and the Circular that Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2, but not a combination of both, in respect of the GDI Offer. The election basis was initially determined to minimise the administrative work on the part of the Company.

Subsequent to the release of the joint announcement by the Company, China Strategic, Well Orient, Nation Field Limited and GDI dated 2nd May, 2006 relating to the expected timetable for, among others, the China Strategic Group Reorganisation and the GDI Offer, the Company received enquiries from China Strategic Shareholders on the above election basis. After further consideration and in order to facilitate acceptances by professional custodians on behalf of their clients, the Company decided that **all Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2 or a combination of both, in respect of the GDI Offer,** to preserve equality of treatment to all China Strategic Shareholders as required under the general principles of the Takeovers Code. In addition, the GDI Offer will be made for every five GDI Shares held by the GDI Shareholders and in the same proportion for any greater and lesser number of GDI Shares, except that no fraction of a Hanny Share will be issued. As the effects of the GDI Offer on the Company assuming full acceptances of the GDI Offer under both Option 1 and Option 2 have been disclosed in the Circular, based on which the Independent Shareholders approved the making of the GDI Offer at the special general meeting of the Company on 7th October, 2005, the Directors do not consider the above elaboration of the GDI Offer terms would require further approval by the Independent Shareholders. Further details relating to the terms and conditions as well as the procedures for acceptances of the GDI Offer will be included in a composite offer and response document to be despatched by the Company in due course.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

Hong Kong, 8th May, 2006

The respective directors of the Company and Well Orient Limited jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.


HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the Circular to no later than 26th May, 2006.

Reference is made to the joint announcement issued by Hanny Holdings Limited (the "Company") and Cheung Tai Hong Holdings Limited dated 28th April, 2006 (the "Joint Announcement") in relation to, among other things, a major transaction of the Company regarding the subscription of convertible notes of CTH, the shares of which are listed on the Main Board of the Stock Exchange. Capitalised terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context herein requires otherwise.

In compliance with Rule 14.38 of the Listing Rules, the circular in relation to the Note Subscription by the Company (the "Circular") is required to be sent to the shareholders of the Company within 21 days after publication of the Joint Announcement, which is, on or before 23rd May, 2006.

As additional time is required for the preparation of pro forma financial information of the Company and it subsidiaries taking into account the Note Subscription by the Company for inclusion in the Circular, application has been made to the Stock Exchange for consent to extend the deadline for despatch of the Circular to 26th May, 2006.

As at the date of this announcement, the directors of the Company are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd May, 2006

HANNY VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 1 June 2006

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose a copy of the circular dated 26 May 2006 issued by the Company in relation to the composite offer and response document relating to the voluntary unconditional securities exchange offer by Somerley Limited on behalf of Well Orient Limited (a wholly-owned subsidiary of Hanny Holdings Limited) to acquire all the issued shares in Group Dragon Investments Limited other than those shares already owned by Well Orient Limited and parties acting in concert with it. for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p Florence Kam
Company Secretary
Encl

O:\Hanny 2006\Correspondence\Letter\06 SEC (USA).doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 12 June, 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

1. "**THAT**

(A) the conditional subscription agreement dated 27 April, 2006 ("Subscription Agreement") entered into between Cheung Tai Hong Holdings Limited (the "Issuer") as the issuer and Hanny Holdings Limited (the "Company") as subscriber of 1% convertible notes (the "Notes") due 2011 of principal amount of HK$270,000,000 (copy of which having been produced to this meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification) and all the transactions contemplated thereunder, including without limitation, the exercise by the Company or its nominee being the registered holder of the Notes to the extent that the aggregate holdings of the Company and its subsidiaries of shares in the Issuer immediately after each such conversion shall be less than 30% of the then issued share capital of the Issuer, be and are hereby approved, confirmed and ratified; and

(B) the directors of the Company be and are hereby authorised to take all steps and to do all such acts and things, to sign and execute all such further documents as the directors of the Company may in their absolute discretion consider necessary, desirable or expedient to implement and/or give effect to or in connection with the Subscription Agreement and all the transactions contemplated thereunder."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 26 May, 2006

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in British Virgin Islands with limited liability)

FURTHER CLARIFICATION OF BASIS FOR ACCEPTANCES OF THE GDI OFFER AND DESPATCH OF COMPOSITE OFFER AND RESPONSE DOCUMENT

The Directors wish to further clarify that the GDI Offer will be made for every five GDI Shares held by the GDI Shareholders and a pro rated portion of the consideration will be paid in respect of the acceptances of the GDI Offer for any greater and lesser number of GDI Shares, except that **no fraction of a Hanny Share or a Hanny Bond will be issued.**

A composite offer and response document in relation to the GDI Offer has been sent to the GDI Shareholders on 26 May 2006.

Reference are made to the joint announcement dated 19 April 2005 (the "First Announcement") issued by Hanny Holdings Limited ("Hanny", together with its subsidiaries, the "Hanny Group"), China Strategic, Well Orient Limited (the "Offeror" or "Well Orient"), Nation Field Limited and GDI, the joint announcement issued by Hanny and Well Orient dated 8 May 2006 (the "Second Announcement"), and the circular dated 14 September 2005 issued by Hanny (the "Circular") relating to, among other things, the possible voluntary offer to be made for all the shares in GDI. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

As stated in the First Announcement, subject to the approval by the Independent Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley, on behalf of Well Orient, will make a voluntary offer to the shareholders of GDI (including Paul Y) to acquire all the GDI Shares, other than those owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it, on the following basis:

Option 1:

For every five GDI Shares .... one Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares ...... one Hanny Bond with face value of HK$15.0

As stated in the Second Announcement, in order to facilitate acceptances by professional custodians on behalf of their clients, Well Orient decided that all Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2 or a combination of both, in respect of the GDI Offer, to preserve equality of treatment to all China Strategic Shareholders as required under the general principles of the Takeovers Code. Well Orient wishes to further clarify that the GDI Offer will be made for every five GDI Shares held by the GDI Shareholders and a pro rated portion of the consideration will be paid in respect of the acceptances of the GDI Offer for any greater and lesser number of GDI Shares, except that **no fraction of a Hanny Share or a Hanny Bond will be issued.** Details of calculation were set out in the composite document dated 26 May 2006 (as referred below) issued by Well Orient and GDI.

DESPATCH OF THE COMPOSITE DOCUMENT

The respective board of directors of Hanny, Well Orient and GDI also announce that copies of the composite offer and response document (the "Document") containing detailed information in relation to, among other things, (i) the GDI Offer; (ii) the Hanny Group and the GDI Group; and (iii) the advice from the independent financial adviser to the qualifying GDI Shareholders in relation to the GDI Offer have been despatched to the GDI Shareholders on 26 May 2006.

Qualifying GDI Shareholders are advised to read the Document, in particular, the letter of advice of the independent financial adviser to the qualifying GDI Shareholders before taking any action in relation to the GDI Offer.

EXPECTED TIMETABLE

	2006
Commencement of the GDI Offer	Friday, 26 May
Latest time and date for acceptance of the GDI Offer *(Note 1)*	4:00 p.m. on Friday, 16 June
The closing date of the GDI Offer ("Closing Date") *(Note 2)*	Friday, 16 June
Announcement of the results of the GDI Offer to be posted on the website of the Stock Exchange	7:00 p.m. on Friday, 16 June
Announcement of the results of the GDI Offer to be published in the newspapers	Monday, 19 June
Latest date for posting of remittances for the amounts due under the GDI Offer in respect of valid acceptances received thereunder *(Note 3)*	Monday, 26 June

Notes:

1. Acceptances of the GDI Offer shall be irrevocable and not be capable of being withdrawn subject to compliance by the Offeror with Rule 19 of the Takeovers Code.

2. The GDI Offer, which is unconditional, will close on Friday, 16 June 2006 unless the Offeror revises or extends the GDI Offer in accordance with the Takeovers Code. The Offeror reserves the right to extend the GDI Offer until such date as it may determine. The Offeror will issue an announcement on the website of the Stock Exchange by 7:00 p.m. on the Closing Date as to whether the GDI Offer has expired, or in relation to any extension or revision of the GDI Offer to state either the next Closing Date or that the GDI Offer will remain open until further notice. Such announcement will be republished in the newspapers on the next business day thereafter. If the Offeror decides to extend or revise the GDI Offer and in the event that the aforesaid announcement in relation to the extension of the GDI Offer does not state the next Closing Date, at least 14 days' notice in writing will be given before the GDI Offer is closed to those qualifying GDI Shareholders who have not accepted the GDI Offer.

3. *Remittances in respect of the GDI Shares tendered under the GDI Offer will be posted* to the relevant qualifying GDI Shareholders by ordinary post at their own risk within 10 days of the date of receipt by Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong of all the relevant documents which render the relevant acceptances under the GDI Offer complete and valid.

No solicitation relating to the offer for GDI Shares, including the solicitation of any acceptance of such offer, is being made or will be made, directly or indirectly, in the United States, and neither Somerley, Hanny, Well Orient, nor GDI is soliciting any acceptance of the offer from any holder of such GDI Shares in the United States. Copies of this announcement are not being mailed or otherwise distributed or sent in or into or made available in the United States. Persons receiving this announcement must not distribute or send such documents or any related documents in, into or from the United States.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of Well Orient are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

As at the date of this announcement, the directors of GDI are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung *(alternate to Dr. Chan Kwok Keung, Charles)*
Mr. Lui Siu Tsuen, Richard *(alternate to Dr. Yap, Allan)*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 26 May 2006

The directors of Hanny and Well Orient jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to GDI and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to GDI have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GDI jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Well Orient and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Hanny and Well Orient have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED
(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED
(Incorporated in Hong Kong with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands with limited liability)

Sanction of the Capital Reduction by the Court; Timetables of the Capital Reorganisation, the Group Reorganisation, the Share Sale Agreement, the China Strategic Offer and the GDI Offer; Change in board lot size; and Further extension of long-stop date for the Share Sale Agreement

The Court has granted an order sanctioning the proposed Capital Reduction on 27th April, 2006. Copies of the Confirming Order and the Minute will be submitted to the Hong Kong Companies Registry for registration on or before 10th May, 2006. The Capital Reorganisation will become effective upon the due registration of such documents and the approval of the listing of, and permission to deal in, the Consolidated Shares in issue as a result of the Capital Reorganisation having been granted by the Listing Committee of the Stock Exchange. The Capital Reorganisation is expected to become effective on or before 19th May, 2006. On such basis, the trading arrangements in respect of dealings in existing Shares and the Consolidated Shares on the Stock Exchange, the Group Reorganisation, the Share Sale Agreement, the China Strategic Offer and the GDI Offer will be implemented in accordance with the indicative timetables set out below.

On 28th April, 2006, Hanny, Paul Y and the China Strategic Offeror entered into a supplemental agreement pursuant to which the long-stop date for the fulfilment or waiver of the conditions precedent to the Share Sale Agreement has been extended from 30th April, 2006 to 30th June, 2006.

Reference is made to (i) the joint announcements dated 19th April, 2005 and 30th December, 2005, respectively, issued by Hanny Holdings Limited ("Hanny"), China Strategic Holdings Limited ("China Strategic"), Well Orient Limited, Nation Field Limited (the "China Strategic Offeror") and Group Dragon Investments Limited; (ii) the circular issued by China Strategic dated 10th September, 2005 (the "Circular"); and (iii) the announcements dated 6th October, 2005 and 8th March, 2006 respectively issued by China Strategic. Terms used herein shall have the same meanings as those defined in the Circular unless the context herein requires otherwise.

PETITION FOR THE CAPITAL REDUCTION

The petition for the confirmation of the Capital Reduction was heard before the Court on 27th April, 2006 and the Court has granted an order (the "Confirming Order") sanctioning the Capital Reduction. Copies of the Confirming Order and the minute containing the particulars required under Section 61 of the Companies Ordinance (the "Minute") will be submitted to the Hong Kong Companies Registry for registration on or before 10th May, 2006. The last two conditions of the Capital Reorganisation are the due registration of such documents (which is expected to be on or before 10th May, 2006) and the approval of the listing of, and permission to deal in, the Consolidated Shares in issue as a result of the Capital Reorganisation having been granted by the Listing Committee of the Stock Exchange. The Capital Reorganisation is expected to become effective on or before 19th May, 2006. Further announcements will be made to update the Shareholders regarding the progress of the aforesaid.

Shareholders may submit certificates of the existing Shares to the share registrar and transfer office of China Strategic, Standard Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for exchange certificates of the Consolidated Shares from 9:30 a.m. on Friday, 19th May, 2006 to 4:00 p.m. on Friday, 30th June, 2006 at the expense of China Strategic.

Certificates of the existing Shares which are submitted after 4:00 p.m. on Friday, 30th June, 2006 will only be accepted for exchange upon payment to the share registrar and transfer office of China Strategic at a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each existing Share certificate submitted for exchange. All the certificates of the existing Shares will continue to be good evidence of their legal title and may be exchanged for certificates of the Consolidated Shares at any time at the expense of the Shareholders.

CHANGE IN BOARD LOT SIZE

The board lot for trading in the Consolidated Shares will be changed to 5,000 Consolidated Shares upon the Capital Reorganisation becoming effective. Assuming the Capital Reorganisation becomes effective on 19th May, 2006, the temporary counter for trading in the Consolidated Shares in board lot size of 1,250 will open at 9:30 a.m. on Friday, 19th May, 2006 and the original counter for trading in the Consolidated Shares in board lot of 5,000 will reopen at 9:30 a.m. on Monday, 5th June, 2006. Parallel trading will commence on Monday, 5th June, 2006.

China Strategic has appointed a broker, Kingston Securities Limited, as an agent to provide matching services for the sale and purchase of odd lots of Consolidated Shares on a best efforts basis arising from the change in board lot size. Such service shall be available from 9:30 a.m. on Monday, 5th June, 2006 up to and including 4:00 p.m. on Monday, 26th June, 2006. Shareholders who wish to take advantage of this facility should contact Ms. Rosita Kiu of Kingston Securities Limited at Suite 2801, 28th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong at 2298 6215. Shareholders should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

INDICATIVE TIMETABLES FOR IMPLEMENTATION OF THE CAPITAL REORGANISATION, THE GROUP REORGANISATION, THE SHARE SALE AGREEMENT, THE CHINA STRATEGIC OFFER AND THE GDI OFFER

Assuming all the other conditions in respect of the Capital Reorganisation set out in the Circular have been fulfilled by Thursday, 18th May, 2006, the Capital Reorganisation will become effective on or before Friday, 19th May, 2006. Set out below is the indicative timetables for (i) the implementation of the Group Reorganisation, the Capital Reorganisation including the trading arrangements for the existing Shares and the Consolidated Shares and the free exchange of the certificates for the Consolidated Shares; (ii) the Share Sale Agreement; (iii) the China Strategic Offer; and (iv) the GDI Offer, respectively.

In respect of the Capital Reorganisation, the Group Reorganisation and the change of board lot size of China Strategic and the associated trading arrangements

	(Note 1) 2006
Last day of dealings in Shares on a cum-rights basis	Friday, 12th May
First day of dealings in Shares on an ex-rights basis	Monday, 15th May
Latest time for lodging transfers of Shares in order to qualify for the distribution of GDI Shares	4:30 p.m. on Tuesday, 16th May
The Capital Reorganisation becoming effective	on or before 9:30 a.m. on Friday, 19th May
Register of members closed to determine entitlements to the distribution of GDI Shares (both dates inclusive)	Wednesday, 17th May to Friday, 19th May
Closure of original counter for trading in Shares in board lots of 2,500	9:30 a.m. on Friday, 19th May
Establishment of temporary counter for trading in Consolidated Shares represented by existing share certificates in board lots of 1,250	9:30 a.m. on Friday, 19th May
First day of free exchange of existing share certificates for new share certificates	Friday, 19th May
Record Date for distribution of GDI Shares	Friday, 19th May
The Group Reorganisation becoming effective	on or before 9:30 a.m. on Friday, 19th May
Original counter for trading in Consolidated Shares represented by new share certificates in new board lots of 5,000 re-opens	9:30 a.m. on Monday, 5th June
Parallel trading commences	9:30 a.m. on Monday, 5th June
First day of operation of odd lot trading facility	Monday, 5th June
Closure of temporary counter for trading in Consolidated Shares represented by existing share certificates in board lots of 1,250	4:00 p.m. on Monday, 26th June
Parallel trading ends	4:00 p.m. on Monday, 26th June
Last day of operation of odd lot trading facility	Monday, 26th June
Last day of free exchange of existing share certificates for new share certificates	Friday, 30th June

In respect of the Share Sale Agreement

	(Note 1) 2006
Completion of the Share Sale Agreement	on or before Wednesday, 24th May

In respect of the China Strategic Offer

	(Note 1) 2006
Composite offer document in respect of the China Strategic Offer to be despatched on or before	Friday, 26th May
Open date of the China Strategic Offer	on or before Friday, 26th May
Latest time for acceptance of the China Strategic Offer	on or before 4:00 p.m. on Friday, 16th June
Closing date of the China Strategic Offer, if not revised *(Note 2)*	on or before 4:00 p.m. on Friday, 16th June
Posting of remittance to the Shareholders in respect of valid acceptances of the China Strategic Offer lodged *(Note 3)*	on or before Monday, 26th June

In respect of the GDI Offer

	(Note 1) 2006
Composite offer document in respect of the GDI Offer to be despatched on or before	Friday, 26th May
Open date of the GDI Offer	on or before Friday, 26th May
Latest time for acceptance of the GDI Offer	on or before 4:00 p.m. on Friday, 16th June
Closing date of the GDI Offer, if not revised *(Note 2)*	on or before 4:00 p.m. on Friday, 16th June
Posting of remittance to the shareholders of GDI in respect of valid acceptances *(Note 3)*	on or before Monday, 26th June
Certificates for the GDI Shares to be despatched to qualifying GDI shareholders who do not accept the GDI Offer on or before	on or before Monday, 26th June

Notes:

1. All time references refer to Hong Kong local time.

2. The China Strategic Offer and the GDI Offer, which are unconditional, will be closed on 16th June, 2006 unless the China Strategic Offeror and Hanny, in accordance with the Takeovers Code, revise or extend the China Strategic Offer and the GDI Offer respectively. An announcement will be issued through the Stock Exchange's website by 7:00 p.m. on 16th June, 2006 stating whether the China Strategic Offer and the GDI Offer have been revised or extended or have expired.

3. The consideration payable for the Consolidated Shares tendered under the China Strategic Offer and/or the GDI Offer will be paid within 10 days after the receipt by Standard Registrars of all requisite documents from the accepting Shareholders to render the acceptance under the China Strategic Offer and/or the GDI Offer complete and valid.

Further announcement(s) will be made should there be any change on the timetables stated above.

FURTHER EXTENSION OF THE LONG-STOP DATE FOR THE SHARE SALE AGREEMENT

Pursuant to the supplemental agreement dated 30th December, 2005 to the Share Sale Agreement, the conditions precedent are required to be fulfilled or waived on or before 30th April, 2006 or such later date as may be agreed among Hanny, Paul Y and the China Strategic Offeror. In view of the progress of the Capital Reorganisation and the Group Reorganisation, the conditions precedent to the Share Sale Agreement will not be fulfilled on or before 30th April, 2006. Accordingly, Hanny, Paul Y and the China Strategic Offeror entered into a supplemental agreement on 28th April, 2006 pursuant to which the long-stop date for the fulfilment or waiver of the conditions precedent to the Share Sale Agreement has been extended from 30th April, 2006 to 30th June, 2006.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yun, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 2nd May, 2006

The sole director of Nation Field Limited accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and its subsidiaries (the "Hanny Group") and China Strategic and its subsidiaries (the "China Strategic Group") and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Nation Field Limited and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Nation Field Limited and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Nation Field Limited and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Nation Field Limited and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION
IN RELATION TO
THE UNDERTAKING
AND
THE UNDERWRITING AGREEMENT

17 May 2006

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires.

"Announcement"	the joint announcement of the Company and See Corporation dated 27 April 2006 in relation to, among other things, the underwriting for the Rights Issue
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of the Directors
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, Chairman of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	12 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Yu"	Mr. Yu Kam Kee, Lawrence, *B.B.S., M.B.E., J.P.,* a director and a shareholder of See Corporation who is interested in approximately 6.38% of the existing issued share capital of See Corporation
"Pay TV Licence"	the Domestic Pay Television Programme Service Licence granted to the TVB Pay Vision Group
"Prospectus Documents"	the prospectus, the provisional allotment letter and the excess application form to be despatched to the shareholders of See Corporation in connection with the Rights Issue
"Record Date"	being the date by reference to which entitlements under the Rights Issue will be determined
"Rights Issue"	the proposed issue of 10,771,122,220 Rights Shares at the Subscription Price on the basis of five (5) Rights Shares for every existing See Corporation Share held on the Record Date
"Rights Share(s)"	the See Corporation Shares proposed to be issued pursuant to the Rights Issue
"See Corporation"	See Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"See Corporation Group"	See Corporation and its subsidiaries

"See Corporation Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of See Corporation
"Settlement Date"	the third business day following the latest time for acceptance of the offer of, and payment for the Rights Shares, or such other date as the Underwriters and See Corporation may agree in writing
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.014 per Rights Share pursuant to the Rights Issue
"Success Securities"	Success Securities Limited, a deemed licensed corporation to carried out business in types 1 and 4 regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"TVB Pay Vision"	TVB Pay Vision Holdings Limited (formerly known as Galaxy Satellite TV Holdings Limited), a company incorporated in Hong Kong with limited liability and is owned as to 49% by the See Corporation Group
"TVB Pay Vision Group"	TVB Pay Vision and its subsidiaries
"Undertaking"	an irrevocably undertaking dated 22 April 2006 given by the Company in favour to See Corporation that the See Corporation Shares beneficially owned by the Company will not be disposed of from the date of such undertaking to the close of business on the Record Date and that it will take up its entitlement under the Rights Issue in full
"Underwriters"	the Company and Success Securities
"Underwriting Agreement"	the underwriting agreement dated 22 April 2006 entered into among the Company, See Corporation and Success Securities in relation to the Rights Issue
"Underwritten Shares"	7,921,023,160 Rights Shares, being the total number of Rights Shares to be issued pursuant to the Rights Issue less those Rights Shares agreed and undertaken to be taken up by Mr. Yu, the Company and Dr. Chan
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"%"	per cent.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered Office:–
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and principal place of business in Hong Kong:–
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

17 May 2006

To the Shareholders and, for information only, to the holders of share options granted under the Company's share option scheme

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO THE UNDERTAKING AND THE UNDERWRITING AGREEMENT

INTRODUCTION

On 27 April 2006, the Company announced that it has entered into the Underwriting Agreement on 22 April 2006 with See Corporation and Success Securities in respect of the underwriting for the Rights Issue to be implemented by See Corporation. Pursuant to the Underwriting Agreement, the Underwriters have agreed to fully underwrite up to 7,921,023,160 Rights Shares at a price of HK$0.014 per Rights Share, which represent approximately 61.28% of the issued share capital of See Corporation as enlarged by the issue of the Rights Shares, other than the Rights Shares which Mr. Yu, the Company and Dr. Chan have undertaken to subscribe (being 10,771,122,220 Rights Shares less 2,850,099,060 Rights Shares to be issued to and accepted by Mr. Yu, the Company and Dr. Chan). Amongst the Underwritten Shares, the Company will underwrite up to 329,037,330 Rights Shares (representing approximately 2.5% of the issued share capital of See Corporation as enlarged by the Rights Issue) and Success Securities will underwrite up to 7,591,985,830 Rights Shares (representing about 58.7% of the issued share capital of See Corporation as enlarged by the Rights Issue).

The Undertaking and the transaction contemplated under the Underwriting Agreement constitute a discloseable transaction for the Company under the Listing Rules.

THE UNDERWRITING AGREEMENT

Date:	22 April 2006
Issuer:	See Corporation
Underwriters:	The Company and Success Securities
Number of Rights Shares underwritten:	A total of 7,921,023,160 Rights Shares, of which 329,037,330 Rights Shares (representing about 2.5% of the issued share capital of See Corporation as enlarged by the Rights Issue) are underwritten by the Company and 7,591,985,830 Rights Shares (representing about 58.7% of the issued share capital of See Corporation as enlarged by the Rights Issue) are underwritten by Success Securities. The remaining 2,850,099,060 Rights Shares not subject to the Underwriting Agreement will be taken up by Mr. Yu, the Company and Dr. Chan pursuant to their undertakings described below.
Subscription Price:	HK$0.014 per Rights Share
Commission:	5% of the aggregate Subscription Price for the Underwritten Shares, which is expected to be approximately HK$5.5 million.

The Rights Issue is conditional upon fulfilments of conditions precedent. In the event that the conditions precedent have not been satisfied and/or waived in accordance with the Underwriting Agreement, all liabilities of the parties to the Underwriting Agreement shall cease and terminate and none of the parties have any claim against the other. Details of the Rights Issue including the abovementioned conditions precedent were set out in the Announcement.

The terms of the Underwriting Agreement were agreed among the Company, See Corporation and Success Securities after arm's length negotiation and on normal commercial terms. The Underwriting Agreement provides that in the event there is any untaken Rights Shares, the Company will be obliged to subscribe or procure subscribers for the first of such number of untaken Rights Shares up to its commitment of 329,037,330 Rights Shares and Success Securities will subscribe or procure subscribers for the balance of the untaken Rights Shares in excess of 329,037,330 Rights Shares.

The Undertaking and the undertakings from Mr. Yu and Dr. Chan

As at the Latest Practicable Date, (i) Mr. Yu is interested in 137,529,812 See Corporation Shares, representing approximately 6.38% of the existing issued share capital of See Corporation, (ii) the Company is interested in 332,490,000 See Corporation Shares, representing approximately 15.44% of the existing issued share capital of See Corporation; and (iii) Dr. Chan is interested in 100,000,000 See Corporation Shares, representing approximately 4.64% of the existing issued share capital of See Corporation. Each of Mr. Yu, the Company and Dr. Chan has irrevocably undertaken to See Corporation that the See Corporation Shares beneficially owned by them will not be disposed of from the date of such undertaking, being 22 April 2006, to the close of business on the Record Date and that they will take up their entitlements under the Rights Issue in full, representing (i) in the case of Mr. Yu, 687,649,060 Rights Shares; (ii) in the case of the Company, 1,662,450,000 Rights Shares; and (iii) in the case of Dr. Chan, 500,000,000 Rights Shares.

Termination of the Underwriting Agreement

Success Securities (on behalf of the Underwriters) may terminate the arrangements set out in the Underwriting Agreement by notice in writing given by Success Securities to See Corporation at any time prior to 4:00 p.m. on the Settlement Date if there occurs:

1. (a) an introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof); or

   (b) any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, economic or currency (including a change in the system under which the value of the Hong Kong currency is linked to the currency of the United States of America) or other nature (whether or not such are of the same nature as any of the foregoing) or of the nature of any local, national or international outbreak or escalation of hostilities or armed conflict, or affecting local securities market; or

   (c) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out;

   and in the reasonable opinion of the Underwriters, such change would have a material and adverse effect on the business, financial or trading position or prospects of the See Corporation Group as a whole or the success of the Rights Issue or make it inadvisable or inexpedient to proceed with the Rights Issue; or

2. if, at or prior to 4:00 p.m. on the Settlement Date:

   (a) See Corporation commits any material breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement which breach or omission will have a material and adverse effect on its business, financial or trading position; or

   (b) the Underwriters receive the relevant notification pursuant to the Underwriting Agreement upon See Corporation becoming aware of any untrue or inaccurate representations or warranties contained in the Underwriting Agreement, or shall otherwise become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated as provided in the Underwriting Agreement, and the Underwriters, shall, in its reasonable opinion, determine that any such untrue representation or warranty represents or is likely to represent a material adverse change in the business, financial or trading position or prospects of the See Corporation Group taken as a whole or is otherwise likely to have a materially prejudicial effect on the Rights Issue; or

   (c) the Prospectus Documents when published, contain information which would be untrue or inaccurate in any material respect and See Corporation has failed to promptly send out any announcements or circulars (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents), as the Underwriters may reasonably request for the purpose of preventing the creation of a false market in the securities of See Corporation.

Upon the giving of notice of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement provided that See Corporation shall remain liable to pay to the Underwriters such fees as may then be agreed by the relevant parties. If the Underwriters exercise such right, the Rights Issue will not proceed.

Information on See Corporation

The See Corporation Group is principally engaged in film and television programme productions, event productions and artiste and model management. The See Corporation Group is also interested in 49% of TVB Pay Vision. The TVB Pay Vision Group is principally engaged in pay-television business in Hong Kong and teleport business which includes the provision of satellite uplink and playback services. The major assets of the TVB Pay Vision Group are the satellite antenna structure and broadcasting and transmitting equipments and TVB Pay Vision currently holds the Pay TV Licence and other satellite telecommunication licences issued by the government of Hong Kong.

For the financial year ended 30 June 2005, the See Corporation Group incurred audited consolidated losses before taxation and audited consolidated losses after taxation and minority interests of approximately HK$44.8 million and HK$36.8 million respectively. For the financial year ended 30 June 2004, the audited consolidated profit before and after taxation of the See Corporation Group amounted to approximately HK$49.3 million. The audited consolidated net assets of the See Corporation Group as at 30 June 2005 amounted to approximately HK$70.8 million.

Shareholding interest in See Corporation

In the event the Company is required to take up the 329,037,330 Rights Shares pursuant to its obligation under the Underwriting Agreement, the Company will be interested in about 18.0% of the issued share capital of See Corporation as enlarged by the Rights Issue.

Reasons for the Company to give the Undertaking and enter into the Underwriting Agreement

The Group is principally engaged in trading of securities and property investment and trading and strategic investments. The Group also made strategic investments in supply of household consumer products and other businesses.

The Board is optimistic about the future prospect of the pay-television business in Hong Kong which is currently engaged by the TVB Pay Vision Group. Given the limited access to the industry, the Board considers that it is in its interest to secure its indirect interests in the pay-television business through taking up its entitlement of the Rights Shares and acting as one of the Underwriters. Although the See Corporation Group has made losses for the year ended 30 June 2005 and for the six months ended 31 December 2005, the Board noted that the acquisition of 49% interest in the TVB Pay Vision Group was only completed in August 2005 and it is anticipated that the TVB Pay Vision Group will bring return to the See Corporation Group and the Company's investment in See Corporation after the TVB Pay Vision Group attains a critical mass of viewers. The maximum exposure to the Company in relation to the Undertaking and the Underwriting Agreement is approximately HK$27.9 million and will be funded from the Group's internal resources. Based on the above and in light of the discount of the price of each Rights Share as compared with the prevailing market price of the See Corporation Shares, the Board considers the terms of the Undertaking and the Underwriting Agreement are fair and reasonable and the entering into of such transactions are in the interests of the Company and the Shareholders as a whole.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying Shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan *(Notes 1&2)*	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
	Long position	Interest of controlled corporation	Corporate interest	57,614,948	24.28%
Dr. Yap, Allan *(Note 3)*	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	3,350,000	1.41%

Notes:

1. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 57,614,948 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

3. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Yap, Allan in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per Share *HK$*	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.69%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.37%

(c) Interests in associated corporation (as defined in the SFO) of the Company

Interests in PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.086	0.27%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.086	0.11%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying Shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares

Name of Shareholders	Long Position/ Short Position	Capacity	Number of Shares held	Number of underlying Shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long Position	Interest of spouse	57,614,948	-	24.28%
Ms. Ng Yuen Lan, Macy *(Note)*	Long Position	Interest of spouse	1,600,000	4,000,000	2.36%
Dr. Chan *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
Dr. Chan *(Note)*	Long Position	Beneficial owner	1,600,000	4,000,000	2.36%
Chinaview *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
Galaxyway Investments Limited ("Galaxyway") *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
ITC Corporation Limited ("ITC") *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	57,614,948	-	24.28%
Deutsche Bank Aktiengesellschaft	Long position	Security interest	20,674,434	-	8.71%

Name of Shareholders	Long Position/ Short Position	Capacity	Number of Shares held	Number of underlying Shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Christian Emil Toggenburger	Long position	Beneficial owner	16,944,541	-	7.14%
Christian Emil Toggenburger	Long position	Interests held jointly with another persons	4,400,464	-	1.85%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	-	5.67%
Aeneas Capital Management LP	Long position	Investment manager	11,896,000	-	5.01%

Note:

Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,948 Shares which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 1,600,000 Shares and 4,000,000 underlying Shares (in respect of unlisted equity derivatives of the Company) held by Dr. Chan.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Memorex Holdings Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, none of the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Chan	PYI Corporation Limited *(Note)*	Property investment in Hong Kong	Non-executive director and substantial shareholder

Note: Such businesses may be conducted through its subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors or their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

3. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而就董事所知，本公司及其任何附屬公司亦無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

5. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

董事姓名	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
陳博士	保華集團有限公司（附註）	於香港從事物業投資	非執行董事及主要股東

附註：該等業務可透過附屬公司、聯營公司或以其他投資方式進行。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
Christian Emil Toggenburger	好倉	實益擁有人	16,944,541	–	7.14%
Christian Emil Toggenburger	好倉	與其他人士共同持有之權益	4,400,464	–	1.85%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	好倉	投資經理	13,441,697	–	5.67%
Aeneas Capital Management LP	好倉	投資經理	11,896,000	–	5.01%

附註：

其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之57,614,948股股份中擁有權益。伍婉蘭女士被視為於陳博士持有之1,600,000股股份及4,000,000股相關股份（有關本公司之非上市股本衍生工具）中擁有權益。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

附屬公司名稱	股東名稱	已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Memorex Holdings Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%

除上文所披露者外，董事並不知悉，有任何其他人士（並非董事）於最後實際可行日期，於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知悉，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉：

(a) 於股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
伍婉蘭女士（附註）	好倉	配偶權益	57,614,948	–	24.28%
伍婉蘭女士（附註）	好倉	配偶權益	1,600,000	4,000,000	2.36%
陳博士（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
陳博士（附註）	好倉	實益擁有人	1,600,000	4,000,000	2.36%
Chinaview（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
Galaxyway Investments Limited（「Galaxyway」）（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
德祥企業集團有限公司（「德祥企業」）（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
ITC Investment Holdings Limited（「ITC Investment」）（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
Mankar Assets Limited（「Mankar」）（附註）	好倉	受控公司之權益	57,614,948	–	24.28%
其威投資有限公司（「其威」）（附註）	好倉	實益擁有人	57,614,948	–	24.28%
Deutsche Bank Aktiengesellschaft	好倉	保證權益	20,674,434	–	8.71%

(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 港元	本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.69%
Yap, Allan 博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.37%

(c) 本公司相聯法團(定義見證券及期貨條例)之權益

普威集團有限公司(「普威集團」)之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	普威集團已發行股本概約百分比
Yap, Allan 博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

除上文所披露者外,於最後實際可行日期,董事概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何相聯法團(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則知會本公司及聯交所之任何權益。

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（依據證券及期貨條例（「證券及期貨條例」）第XV部之定義）之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)須根據證券及期貨條例第352條載入本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	本公司已發行股本概約百分比
陳博士（附註1及2）	好倉	實益擁有人	個人權益	1,600,000	0.67%
	好倉	受控公司之權益	公司權益	57,614,948	24.28%
Yap, Allan博士（附註3）	好倉	實益擁有人	個人權益	1,600,000	0.67%
呂兆泉先生	好倉	實益擁有人	個人權益	3,350,000	1.41%

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有57,614,948股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及重複。

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算Yap, Allan博士於本公司之權益總額。

董事會對無線收費電視集團目前經營之香港收費電視業務之未來前景非常樂觀。鑒於加入此行業受到規限,董事會認為透過認購其供股股份配額及擔任其中一位包銷商,將可取得收費電視業務之間接權益,符合其利益。儘管漢傳媒集團於截至二零零五年六月三十日止年度及截至二零零五年十二月三十一日止六個月錄得虧損,惟董事會知悉收購無線收費電視集團49%權益一事剛於二零零五年八月完成,預計於無線收費電視集團擁有相當數目之觀眾後,將會為漢傳媒集團及本公司於漢傳媒之投資帶來回報。本公司就該承諾及包銷協議之承擔上限約為27,900,000港元,將以本公司之內部資源撥付。按照以上情況及鑒於每股供股股份之價格比漢傳媒股份現行市價之折讓,董事會認為該承諾及包銷協議之條款乃屬公平合理,而訂立有關交易符合本公司及股東之整體利益。

一般事項

閣下敬請垂注本通函附錄所載之其他資料。

此　致

列位股東　台照
根據本公司購股權計劃授出之
購股權持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零六年五月十七日

發出終止通知後，包銷商根據包銷協議之所有責任將告終止，而訂約方不得向其他訂約方就包銷協議引致或相關之任何事宜提出索償，惟漢傳媒仍須向包銷商支付有關訂約方協定之費用。倘包銷商行使該權利，供股將不會進行。

漢傳媒之資料

漢傳媒集團主要從事電影及電視節目製作，活動節目制作及藝人及模特兒經理。漢傳媒集團亦擁有無線收費電視的49%權益。無線收費電視集團主要在香港從事收費電視業務及衛星港業務，包括提供衛星訊號上傳及放送服務。無線收費電視集團之主要資產是衛星天線架構及廣播和傳輸設備，無線收費電視現時持有由香港政府發出之收費電視牌照和其他衛星通訊牌照。

截至二零零五年六月三十日止財政年度，漢傳媒集團產生經審核綜合除税前虧損及經審核綜合除税及少數股東權益後虧損分別約44,800,000港元及36,800,000港元。截至二零零四年六月三十日止財政年度，漢傳媒集團經審核綜合除税前及除税後溢利約為49,300,000港元。於二零零五年六月三十日，漢傳媒集團之經審核綜合資產淨值約為70,800,000港元。

於漢傳媒之持股權益

倘本公司須根據其於包銷協議項下之責任認購最多329,037,330股供股股份，本公司將於經供股擴大後之漢傳媒已發行股本中擁有約18.0%之權益。

本公司作出該承諾及訂立包銷協議之理由

本集團主要從事買賣證券、物業投資及買賣及策略投資。本集團亦於提供家用消費產品及其他業務進行策略性投資。

終止包銷協議

倘發生下列事件，實德證券（代表包銷商）可於結算日下午四時正之前任何時間以書面通知漢傳媒終止包銷協議所載之安排：

1. (a) 頒布任何新法例或法規或更改任何現有法例或法規（或其司法詮釋）；或

(b) 發生任何地區、國家或國際事件或變動（不論是否構成於包銷協議訂立日期之前及/或之後發生或持續發生之連串事件或變動之一部份），而性質乃屬政治、軍事、財政、經濟或貨幣（包括港幣與美利堅合眾國貨幣之聯繫匯率制度之改變）或其他性質（不論是否與上述屬同類性質），或性質乃屬任何地區、國家或國際間爆發之武裝衝突或敵對或敵對升級或武裝衝突，或影響當地證券市場；或

(c) 發生任何天災、戰爭、暴動、擾亂公共秩序、民變、火災、水災、爆炸、流行疫疾、恐怖份子襲擊、罷工或封鎖，

而包銷商合理認為該等變動會對漢傳媒集團之整體業務、財務或貿易狀況或前景或供股之順利進行造成重大及不利影響，或不宜或不應進行供股；或

2. 如於結算日下午四時正或之前：

(a) 漢傳媒嚴重違反或未能履行根據包銷協議應承擔之責任或承諾，並對其業務、財務或貿易狀況構成重大及不利影響；或

(b) 包銷商接獲根據包銷協議發出之通知，表示漢傳媒得悉包銷協議載有任何失實或不確之聲明或擔保，或以其他方式得知包銷協議所載之任何聲明或擔保於作出時為失實或不確，或如於包銷協議中重複載列則會成為失實或不確，而包銷商合理認為該等失實聲明或擔保引致或可能引致漢傳媒集團整體業務、財務或貿易狀況或前景出現重大不利變動，或可能對供股構成嚴重影響；或

(c) 章程文件刊發後載有任何嚴重之失實或不確資料，而漢傳媒無法及時按照包銷商合理要求之方式（視乎內容）發出任何公布或通函（於寄發章程文件後），以防止漢傳媒證券出現造市情況。

根據上市規則，該承諾及包銷協議項下擬進行之交易構成本公司之須予披露交易。

包銷協議

日期：	二零零六年四月二十二日
發行人：	漢傳媒
包銷商：	本公司及實德證券
所包銷之供股股份數目：	合共7,921,023,160股供股股份，其中本公司包銷329,037,330股供股股份（佔漢傳媒經供股擴大後已發行股本約2.5%）及實德證券包銷7,591,985,830股供股股份（佔漢傳媒經供股擴大後已發行股本約58.7%）。余先生、本公司及陳博士將根據彼等之承諾（見下文所述）認購其餘2,850,099,060股不包括於包銷協議內之供股股份。
認購價：	每股供股股份0.014港元
佣金：	包銷股份之認購價總額之5%，預期約5,500,000港元。

供股須待先決條件達成後，方可作實。倘先決條件未能達成及／或根據包銷協議獲豁免，則訂約各方於包銷協議項下之一切責任將告停止及終止，而訂約各方概不得向其他方作出任何索償。該公布載有有關供股之詳情（包括上述先決條件）。

包銷協議之條款乃由本公司、漢傳媒及實德證券經公平磋商後按一般商業條款協定。包銷協議列明，如有任何未獲認購之供股股份，本公司須首先認購或安排認購人認購其所承諾最多329,037,330股供股股份，而實德證券將認購或安排認購人認購超出329,037,330股未獲認購供股股份之餘額。

該承諾以及余先生及陳博士之承諾

於最後實際可行日期，(i)余先生擁有137,529,812股漢傳媒股份之權益，佔漢傳媒現有已發行股本約6.38%；(ii)本公司擁有332,490,000股漢傳媒股份之權益，佔漢傳媒現有已發行股本約15.44%；及(iii)陳博士擁有100,000,000股漢傳媒股份之權益，佔漢傳媒現有已發行股本約4.64%。余先生、本公司及陳博士已各自向漢傳媒作出不可撤回之承諾，由有關承諾日期（即二零零六年四月二十二日）起至記錄日期營業時間結束為止，不會出售彼等實益擁有之漢傳媒股份，而彼等將會悉數認購彼等於供股中之配額，即(i)余先生為687,649,060股供股股份；(ii)本公司為1,662,450,000股供股股份；及(iii)陳博士為500,000,000股供股股份。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

執行董事：—
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：—
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：—
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：—
香港九龍
觀塘鴻圖道51號
保華企業中心8樓

敬啟者：

有關
該承諾
及
包銷協議之
須予披露交易

緒言

於二零零六年四月二十七日，本公司宣布於二零零六年四月二十二日與漢傳媒及實德證券就有關漢傳媒將進行供股之包銷訂立了包銷協議。根據包銷協議，包銷商已同意按每股供股股份0.014 港元之價格全數包銷最多7,921,023,160股供股股份，佔漢傳媒經發行供股股份擴大後之已發行股本約61.28%，惟不包括余先生、本公司及陳博士承諾認購之供股股份（即10,771,122,220股供股股份減余先生、本公司及陳博士將獲發行及接納之2,850,099,060股供股股份）。於包銷股份中，本公司將包銷最多329,037,330股供股股份（佔漢傳媒經供股擴大後之已發行股本約2.5%），而實德證券將包銷最多7,591,985,830股供股股份（佔漢傳媒經供股擴大後之已發行股本約58.7%）。

* 僅供識別

「漢傳媒股份」	指	漢傳媒股本中每股面值0.01港元之普通股
「結算日」	指	接納供股股份建議及付款之最後期限後之第三個營業日或包銷商及漢傳媒可能以書面方式同意之其他日期
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	根據供股每股供股股份0.014港元之認購價
「實德證券」	指	實德證券有限公司，根據香港法例第571章證券及期貨條例可從事第1及4類受規管活動之視為持牌法團
「無線收費電視」	指	無線收費電視控股有限公司（前稱銀河衛星廣播有限公司），一家於香港註冊成立之有限公司，漢傳媒集團擁有其49%權益
「無線收費電視集團」	指	無線收費電視及其附屬公司
「該承諾」	指	本公司於二零零六年四月二十二日向漢傳媒作出之不可撤回承諾，表示由該承諾日期起至記錄日期營業時間結束為止，本公司將不會出售其實益擁有之漢傳媒股份，而其將悉數認購供股配額
「包銷商」	指	本公司及實德證券
「包銷協議」	指	本公司、漢傳媒及實德證券於二零零六年四月二十二日就供股訂立之包銷協議
「包銷股份」	指	7,921,023,160股供股股份，即根據供股將予發行之供股股份總數減余先生、本公司及陳博士同意及承諾將予認購之供股股份
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比

釋 義

於本通函內，除文義另有所指外，以下詞彙均具備下列涵義。

「該公布」	指	本公司及漢傳媒日期為二零零六年四月二十七日就（其中包括）包銷供股之聯合公布
「聯繫人」	指	具上市規則所賦予之涵義
「董事會」	指	董事會
「本公司」	指	錦興集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司之董事
「陳博士」	指	本公司之主席陳國強博士
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年五月十二日，即本通函於付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「余先生」	指	余錦基先生，*B.B.S.*, *M.B.E.*, *J.P.*，於漢傳媒現有已發行股本中擁有約6.38%權益之漢傳媒董事兼股東
「收費電視牌照」	指	無線收費電視集團獲批授之本地收費電視節目服務牌照
「章程文件」	指	即將寄發給漢傳媒股東有關供股之招股章程、暫時配發函件及超額申請表格
「記錄日期」	指	即預期釐訂供股配額之日期
「供股」	指	建議按認購價發行10,771,122,220股供股股份，基準為於記錄日期每持有一股現有漢傳媒股份獲發五(5)股供股股份
「供股股份」	指	根據供股建議將予發行之漢傳媒股份
「漢傳媒」	指	漢傳媒集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「漢傳媒集團」	指	漢傳媒及其附屬公司

目　錄

此乃要件　請即處理

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應立即諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

有關
該承諾
及
包銷協議之
須予披露交易

二零零六年五月十七日

* 僅供識別

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

MAJOR TRANSACTION
SUBSCRIPTION OF CONVERTIBLE NOTES OF CHEUNG TAI HONG HOLDINGS LIMITED

Financial adviser to Hanny Holdings Limited



SOMERLEY LIMITED

A notice convening the SGM to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 12 June, 2006 at 10:30 a.m. is set out on pages 214 to 215 of this circular. If you are not able to attend the SGM, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

26 May, 2006

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"2005 August CTH Notes"	the zero coupon convertible notes due 2010 in the aggregate principal amount of HK$1,000 million issued by CTH on 11 August, 2005, of which an aggregate principal amount of HK$582,050,000 remained outstanding as at the Latest Practicable Date
"Announcement"	the joint announcement issued by the Company and CTH dated 28 April, 2006 in relation to, among other things, the Note Subscription, the Other Note Subscription and the CTH Placing
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	board of Directors
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"concert parties"	has the meaning ascribed to it under the Takeovers Code
"connected persons"	has the meaning ascribed to it under the Listing Rules
"CTH"	Cheung Tai Hong Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"CTH Conversion Shares"	CTH Shares which would fall to be issued by CTH upon the exercise of the conversion rights attached to the Notes and/or the Other Notes (as the case maybe), at the effective conversion price then in effect
"CTH Group"	CTH and its subsidiaries
"CTH Placees"	the placees to be procured by the CTH Placing Agent under the CTH Placing, all of which will be Independent Third Parties
"CTH Placing"	the placing of up to 833,332,000 CTH Placing Shares, on a best efforts basis, by the CTH Placing Agent to the CTH Placees at the CTH Placing Price under the CTH Placing Agreement
"CTH Placing Agent"	CLSA Limited, a licensed corporation under the SFO to carry out types 1 and 4 regulated activities as defined under the SFO
"CTH Placing Agreement"	the placing agreement dated 27 April, 2006 entered into between CTH and the CTH Placing Agent in relation to the CTH Placing
"CTH Placing Completion"	completion of the CTH Placing Agreement
"CTH Placing Price"	the placing price of HK$0.60 per CTH Placing Share under the CTH Placing

"CTH Placing Shares"	up to 833,332,000 new CTH Shares to be issued under the CTH Placing Agreement
"CTH Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of CTH
"CTH Shareholders"	shareholders of CTH
"Directors"	directors of the Company
"Disposal"	the disposal of the electionic data storage business of the Group completed on 28 April, 2006, details of which have been disclosed in the Company's announcement dated 26 January, 2006 and the circular dated 10 April, 2006
"Enlarged Group"	the Group after the CTH Note Subscription Completion and after completion of the Disposal
"Everight Acquisition"	the acquisition of the entire issued share capital of Everight Investment Limited and certain loans by the CTH Group as disclosed in the announcement of CTH dated 7 February, 2006 and circular of CTH dated 26 April, 2006, completion of which has yet to take place
"Green Label Note"	the zero coupon convertible note due 2010 of principal amount of HK$39,272,307 to be issued to Green Label Investments Limited as part consideration pursuant to the Everight Acquisition, completion of which has yet to take place
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	party(ies) who, to the best of the knowledge, information and belief of the CTH Directors, is/are third party(ies) independent of CTH and its connected persons
"Initial Conversion Price"	the initial conversion price of HK$0.70 per CTH Share (subject to adjustment) under the terms of the Notes
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Kopola"	Kopola Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability, in which Mr. Ho Hau Chong, Norman, a non-executive director of CTH, has 50% interests
"Last Full Trading Date"	12 April, 2006, being the last full trading day for the CTH Shares on the Stock Exchange prior to the suspension of trading of the CTH Shares on the Stock Exchange at 10:00 a.m. on 13 April, 2006 pending the issue of the Announcement

"Latest Practicable Date"	24 May, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loyal Concept"	Loyal Concept Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Magnum"	Magnum Company Limited, an unlisted company incorporated in Hong Kong with limited liability
"Magnum Note"	the zero coupon convertible note due 2010 of principal amount of HK$20,727,693 to be issued to Magnum as part consideration pursuant to the Everight Acquisition, completion of which has yet to take place
"Maturity Date"	the fifth anniversary of the date of issue of the Notes
"Notes"	the 1% convertible notes in the aggregate principal amount of HK$270 million due 2011 to be issued by CTH pursuant to the Note Subscription Agreement
"Noteholder"	holder of the Notes
"Note Subscription"	the subscription of the Notes by the Company and/or its subsidiaries pursuant to the Note Subscription Agreement
"Note Subscription Agreement"	a conditional subscription agreement dated 27 April, 2006 entered into between the Company and CTH in relation to the Note Subscription, subject to the terms and conditions contained therein
"Note Subscription Completion"	completion of the Note Subscription Agreement
"Other Notes"	the 1% convertible notes in aggregate principal amount of HK$730 million due 2011 to be issued by CTH pursuant to the Other Note Subscription Agreements
"Other Note Subscribers"	16 subscribers (other than the Company) of the Other Notes
"Other Note Subscription"	subscription of the relevant Other Notes by the relevant Other Note Subscribers pursuant to the terms of the respective Other Note Subscription Agreements
"Other Note Subscription Agreements"	a total of 16 conditional subscription agreements dated 27 April, 2006 entered into between CTH and each of the Other Note Subscribers in relation to the subscription of the 1% convertible notes of CTH by the Other Note Subscribers for an aggregate principal amount of HK$730 million, subject to the terms and conditions contained therein

"Other Note Subscription Completion"	completion of the Other Note Subscription Agreements
"Orient Town"	Orient Town Limited, a company incorporated in Hong Kong with limited liability
"PRC"	the People's Republic of China
"Remaining Group"	the Group after the Disposal
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, approve the Note Subscription
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	The Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

26 May, 2006

To the Shareholders and, for information only, to the holders of share options granted under the Company's share option scheme

Dear Sir or Madam,

MAJOR TRANSACTION SUBSCRIPTION OF CONVERTIBLE NOTES OF CHEUNG TAI HONG HOLDINGS LIMITED

INTRODUCTION

On 28 April, 2006, the Company and CTH jointly announced that, among other things, the Company and the Other Note Subscribers entered into subscription agreements with CTH separately on 27 April, 2006 to subscribe for the 1% convertible notes of CTH for an aggregate principal amount of HK$1,000 million. The Company agreed to subscribe for the Notes with principal amount of HK$270 million, and the Other Note Subscribers agreed to subscribe for the Other Notes with an aggregate principal amount of HK$730 million. On the same date, CTH also entered into the CTH Placing Agreement.

The Note Subscription constitutes a major transaction for the Company pursuant to the Listing Rules. Accordingly, the Note Subscription and the transactions contemplated under the Note Subscription Agreement are subject to the approval of the Shareholders at a general meeting of the Company. Further information on the general meeting is set out in the paragraph headed "SGM" below. The Company will put forward an ordinary resolution at the SGM to seek Shareholders' approval of the Note Subscription and the exercise of the conversion rights attached to the Notes to the extent that the aggregate holding of the Group of CTH Shares immediately

after such conversion shall be less than 30% of the then issued share capital of CTH. To the extent that exercise of the conversion rights attached to the Notes will result in the Company holding 30% or more in the then issued share capital of CTH, the Company will comply with the relevant provisions in the Listing Rules including, among other things, to seek further approval from the Shareholders at a general meeting of the Company.

The purpose of this circular is to provide you with, among other things, (i) further information on the Note Subscription; (ii) financial and other information on the Group and the CTH Group as required under the Listing Rules; and (iii) the notice of the SGM and the form of proxy for use at the SGM.

THE NOTE SUBSCRIPTION

On 27 April, 2006, CTH entered into the Note Subscription Agreement in relation to the subscription by the Company of the Notes with a principal amount of HK$270 million. On the same date, CTH also entered into the Other Note Subscription Agreements in relation to the subscription by the Other Note Subscribers of the Other Notes with an aggregate principal amount of HK$730 million. Save for the principal value of the Notes and the Other Notes agreed to be subscribed by the Company and each of the Other Note Subscribers, the terms of the Note Subscription Agreement and each of the Other Note Subscription Agreements are identical.

1. Note Subscription Agreement

Date: 27 April, 2006

Parties to the Note Subscription Agreement:

Issuer: CTH

Subscriber: the Company, conditionally agreed to subscribe or procure the subscription at Note Subscription Completion for the Notes with principal amount of HK$270 million by cash

Conditions to the Note Subscription Agreement:

Completion of the Note Subscription Agreement is conditional upon:

(i) the passing by the requisite majority required under the Listing Rules of independent CTH Shareholders in general meeting of all necessary resolutions to ratify CTH's entering into of the Note Subscription Agreement and performance of the transactions contemplated in the Note Subscription Agreement including the issue of the Notes and the CTH Shares which fall to be issued and allotted on exercise of conversion rights attached to the Notes;

(ii) the Listing Committee of the Stock Exchange having granted the listing of and permission to deal in the CTH Conversion Shares;

(iii) the passing by the requisite majority required under the Listing Rules of the Shareholders in general meeting of a resolution to approve the terms of the Note Subscription Agreement (including the exercise of conversion rights attached to the Notes to the extent that the aggregate holding of the Group of the CTH Shares immediately after such conversion shall be less than 30% of the then issued share capital of CTH);

(iv) if required, an increase of authorised share capital of CTH to facilitate the issue of the CTH Conversion Shares and the Bermuda Monetary Authority having approved the issue of shares of CTH permitted by such increased authorised capital, the issue of the Notes and the CTH Conversion Shares and the transferability of the Notes and the CTH Conversion Shares; and

(v) the warranties made by CTH in the Note Subscription Agreement being true, complete and accurate and not misleading in all material respect when made and shall be true, complete and accurate, and not misleading in all material respect as at Note Subscription Completion as if made at Note Subscription Completion.

The Note Subscript· ›n Agreement is to be completed at the same time with the Other Note Subscription A :reements. Neither the Company nor CTH shall be obliged to proceed to the Note Subs(›tion Completion if the Other Note Subscription Agreements cannot be completed at tl ame time. If any of the above conditions precedent have not been fulfilled or waived (espect of condition (v) above) by the Company on or before the day which falls on th ›iry of 120 calendar days immediately following the date of the Note Subscription A ıent (or such later date as may be agreed by the Company and CTH in writing), the Subscription Agreement shall lapse immediately thereafter and be of no further eff nd neither the Company nor CTH shall have any claim against or liability or obl ›n to other party under the Note Subscription Agreement. The Note Subscribers, incl g the Company, have not indicated to CTH that they intend to waive the aforesaid cor ›n.

The Note Subscriptic ›mpletion is not conditional on the CTH Placing Completion.

Completion:

The Note Subscription Completion shall take place on the third business day following the date of fulfilment or waiver (as the case may be) of the conditions precedent stated in the section headed "Conditions to the Note Subscription Agreement" above, or such other date as the Company and CTH may agree.

The Company will not be entitled to nominate directors to the board of CTH by reason only of it being a Noteholder.

Termination:

The Company may by prior notice to CTH terminate the Note Subscription Agreement at any time prior to the Note Subscription Completion if:

(i) there develops, occurs or comes into effect:

(a) any event, development or change resulting in a material and adverse change in, or which would be expected to result in a material and adverse change in, political, economic, fiscal, financial, regulatory or stock market conditions in the PRC (including Hong Kong and Macau);

(b) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise;

(c) any material and adverse change in conditions of local, national or international securities markets;

(d) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other jurisdiction relevant to the CTH Group which shall materially and adversely affect the business or the financial or trading position of CTH;

(e) any suspension of dealings in the CTH Shares for a period exceeding 10 business days other than due to the clearance of the Announcement;

(f) a change or development involving a prospective change of taxation or exchange control (or the implementation of exchange control) in Hong Kong or elsewhere which would materially and adversely affect the business, financial or trading position of CTH; or

(g) the instigation of any litigation or claim of material importance by any third party against any member of the CTH Group which would materially and adversely affect the business, financial or trading position of CTH,

and which can reasonably be expected, in the opinion of the Company acting reasonably, to have or has had a material adverse effect upon the condition, (financial or otherwise) or earnings, business affairs or business prospects of CTH;

(ii) there is any breach of any of the warranties made by CTH as set out in the Note Subscription Agreement which (a) if it had occurred or arisen before the date of the Note Subscription Agreement would have rendered any of such warranties untrue, inaccurate or misleading, or (b) in the opinion of the Company acting reasonably, materially and adversely affects the financial position or business of CTH; or

(iii) there has been a breach of or failure to perform any of CTH's obligations in any material respect under the Note Subscription Agreement.

2. Principal terms of the Notes

Principal amount: HK$270 million

Initial Conversion Price: HK$0.70 per CTH Share, subject to usual anti-dilution adjustments in certain events such as share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivatives issues.

The Initial Conversion Price of HK$0.70 per CTH Share represents:

- a premium of approximately 7.69% over the closing price of HK$0.65 per CTH Share as quoted on the Stock Exchange on 13 April, 2006, on which date the trading in the CTH Shares on the Stock Exchange was suspended at 10:00 a.m. pending the release of the Announcement;
- a premium of approximately 9.38% over the closing price of HK$0.64 per CTH Share as quoted on the Stock Exchange on the Last Full Trading Date;
- a premium of approximately 22.81% over the average closing price of approximately HK$0.57 per CTH Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Full Trading Date;
- a premium of approximately 22.81% over the closing price of HK$0.57 per CTH Share as quoted on the Stock Exchange on the Latest Practicable Date; and
- a discount of approximately 30.7% to the unaudited net assets value of HK$1.01 per CTH Share based on the net assets value of CTH as at 30 September, 2005 and the number of CTH Shares in issue as at that date as disclosed in CTH's interim report.

The Initial Conversion Price was determined after arm's length negotiations between the Company and CTH with reference to the prevailing market price of the CTH Shares prior to the signing of the Note Subscription Agreement.

Interest rate: 1.0% per annum

Maturity: The fifth anniversary from the date of issue of the Notes

Redemption: Unless previously converted or redeemed by CTH, CTH will redeem the Notes on the Maturity Date at the redemption amount which is 110% of the principal amount of the Notes outstanding.

In the event of a change of control of CTH (where person(s) other than the Company and/or its concert parties acquire more than 50% equity interests of CTH or the consolidation or merger of substantially all of the assets of CTH with such person(s)) prior to the Maturity Date, the Company may require CTH to redeem at the redemption amount which is 110% of the principal amount of the Notes then outstanding plus interest accrued.

	In the event of the occurrence of events of default specified in the Notes instrument, the Company may also require CTH to redeem the Notes at 100% of the principal amount of the Notes then outstanding plus interest accrued.
Transferability:	The Notes are freely transferable but may not be transferred to a connected person of CTH (unless the Noteholder is already a connected person and the transferee is its associates) without the prior written consent of CTH. CTH undertakes to the Stock Exchange that it will promptly notify the Stock Exchange upon becoming aware of any dealings in the Notes by any connected persons of CTH.
Conversion period:	The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Notes into CTH Shares at the then prevailing conversion price.
Conversion Shares:	Upon full conversion of the Notes at the Initial Conversion Price, an aggregate of 385,714,285 CTH Conversion Shares will be issued by CTH, representing approximately 25.26% of the number of CTH Shares in issue as at the Latest Practicable Date and approximately 20.17% of the number of CTH Shares in issue as at the Latest Practicable Date as enlarged by the conversion shares fall to be issued under the Note.
Voting:	The Company will not be entitled to receive notice of, attend or vote at any general meeting of CTH by reason only of it being a Noteholder.
Listing:	No application will be made for the listing of the Notes on the Stock Exchange or any other stock exchange. An application will be made by CTH for the listing of and permission to deal in the CTH Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Notes.
Ranking:	The Notes will rank pari passu with all other present and future unsecured and un-subordinated obligations of CTH.
	The CTH Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Notes will rank pari passu in all respects with all other CTH Shares in issue at the date on which the conversion rights attached to the Notes are exercised.

Based on the terms of the Notes, the expected yield to maturity of the Notes is approximately 2.9% per annum.

INFORMATION ON CTH

The following table sets out a summary of the audited consolidated results of the CTH Group for each of the two years ended 31 March, 2004 and 2005 and the unaudited consolidated results of the CTH Group for the six months ended 30 September, 2005 extracted from the relevant annual reports and interim report of CTH which are prepared in accordance with the generally accepted accounting principles in Hong Kong applicable at the time of preparation:

	For the six months ended 30 September,	For the year ended 31 March,	
	2005	2005	2004
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	(audited)	(audited)
Turnover	426,380	379,396	63,514
Gross profit	55,729	119,918	2,079
Profit/(loss) before taxation	(16,941)	11,761	(37,791)
Profit/(loss) for the period/year	(17,760)	9,938	(29,612)

The following table sets out a summary of the audited consolidated balance sheet of the CTH Group as at 31 March, 2005 and the unaudited consolidated balance sheet of the CTH Group as at 30 September, 2005 extracted from the relevant annual report and interim report of CTH which are prepared in accordance with the generally accepted accounting principles in Hong Kong applicable at the time of preparation:

	As at 30 September, 2005	As at 31 March, 2005
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Non-current assets	77,944	89,648
Current assets	1,363,781	388,865
Current liabilities	(126,646)	(139,162)
Net current assets	1,237,135	249,703
Non-current liabilities	(903,299)	(95,744)
Net assets	411,780	243,607

REASONS FOR THE NOTE SUBSCRIPTION

The CTH Group is principally engaged in property development and investment in Hong Kong, trading of motor cycles and spare parts, the sale and manufacturing of "Tung Fong Hung" branded Chinese pharmaceutical and health products, the production and distribution of western pharmaceutical products and securities investment.

As disclosed in the announcements of CTH dated 7 February, 2006 and 3 April, 2006 and the circular dated 26 April, 2006, CTH entered into sale and purchase agreements in respect of (i) the Everight Acquisition which involves two golf club operations and certain property interests in the PRC for a total consideration of HK$140 million; and (ii) acquisition of certain property interests in Macau, pursuant to which CTH undertakes to advance a shareholder's loan of HK$885 million to Orient Town, 40% equity interest of which is to be acquired by CTH. The aforesaid consideration and shareholder's loan will be partially funded by the net proceeds of HK$989 million raised by the issue of the 2005 August CTH Notes. Save for the aforesaid acquisitions, the CTH Group is also under discussions with certain Independent Third Parties relating to possible acquisitions of certain other property interests in the PRC and Hong Kong.

As advised by the directors of CTH, in view of the prospering property markets of the PRC, Hong Kong and Macau, the net aggregate proceeds of approximately HK$1,468 million raised from the Note Subscription, the Other Note Subscription and the CTH Placing are expected to be used for the purpose of further expanding its property investment portfolio and financing its existing property development projects.

In light of the aforesaid proposed acquisitions announced by CTH, the Directors consider the prospects of the CTH Group is promising and consider it an opportune time to increase its investment in CTH. Having considered the intended use of proceeds from the Note Subscription, the Other Note Subscription and the CTH Placing and the expansion plan of CTH as mentioned above, the Directors consider the Note Subscription represents a good opportunity for the Group to further expand its investments in properties in Hong Kong, Macau and the PRC. The conversion rights attached to the Notes give the Group flexibility to acquire further equity interests in CTH should the Directors consider it appropriate. Taking into account the growth potentials of the CTH Group, the flexibility provided by the conversion feature of the Notes and the relative long term maturity of the Notes, the Directors consider that the terms of the Note Subscription which include (i) the Initial Conversion Price representing a premium over the prevailing market price of the CTH Shares (compared with the CTH Placing Price which are at a discount to the prevailing market price at the date of the Note Subscription Agreement); (ii) the 110% redemption amount of the principal amount of the Notes at maturity; and (iii) coupon rate of Notes of 1%, are justifiable. The Group intends to fund the Subscription of the Notes by its internal resources and/or debt financing but no decision has been made as to the apportionment between the two funding sources.

Based on the above, the Directors consider that the Note Subscription is in the interests of the Company and its shareholders as a whole and the terms of the Note Subscription Agreement and the Notes are fair and reasonable as far as the Shareholders are concerned.

SHAREHOLDING STRUCTURE OF CTH

Set out below is the shareholding structure of CTH (i) as at the Latest Practicable Date; (ii) immediately upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion (assuming no conversion of any of the Magnum Note, the Green Label Note, the 2005 August CTH Notes, the Notes nor the Other Notes); (iii) upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note and the Green Label Note only; (iv) upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note, the Green Label Note and the 2005 August CTH Notes only; and (v) upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note, the Green Label Note, the 2005 August CTH Notes, the Notes and the Other Notes (assuming in each case, no CTH Shares are issued or purchased after the Latest Practicable Date other than (as the case may be) the issue of the CTH Placing Shares and the CTH Shares which fall to be issued on conversion of the relevant convertible notes as specified and the relevant convertible notes are converted in full at the prevailing conversion price):

CTH Shareholders	(i) As at the Latest Practicable Date		(ii) Immediately upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion		(iii) Upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note and the Green Label Note		(iv) Upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note, the Green Label Note and the 2005 August CTH Notes		(v) Upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and full conversion of the Magnum Note, the Green Label Note, the 2005 August CTH Notes, the Notes and the Other Notes	
	No. of CTH Shares	*%*	*No. of CTH Shares*	*%*	*No. of CTH Shares*	*%*	*No. of CTH Shares*	*%*	*No. of CTH Shares*	*%*
Mr. Ho Hau Chong, Norman *(Note 1)*	102,272,726	6.70	102,272,726	4.33	102,272,726	4.09	215,909,089	5.65	215,909,089	4.11
The Company *(Note 2)*	356,137,272	23.32	356,137,272	15.09	356,137,272	14.26	1,106,137,272	28.96	1,491,851,557	28.43
Other Note Subscribers *(Note 3)*	207,602,727	13.60	207,602,727	8.80	207,602,727	8.32	423,511,816	11.09	599,226,101	11.42
Green Label Investments Limited *(Note 4)*	-	-	-	-	89,255,243	3.58	89,255,243	2.34	89,255,243	1.70
Magnum *(Note 4)*	-	-	-	-	47,108,393	1.89	47,108,393	1.23	47,108,393	0.90
ITC *(Note 5)*	-	-	-	-	-	-	-	-	42,857,142	0.82
Other Note Subscribers *(Notes 6 & 7)*	47,951,817	3.14	47,951,817	2.03	47,951,817	1.92	70,679,089	1.85	894,964,803	17.05
Holders of 2005 August CTH Notes	113,522,727	7.44	113,522,727	4.81	113,522,727	4.55	265,909,088	6.96	265,909,088	5.07
CTH Placees of the CTH Placing *(Note 7)*	-	-	833,332,000	35.31	833,332,000	33.38	833,332,000	21.82	833,332,000	15.88
Other public CTH Shareholders	699,290,272	45.80	699,290,272	29.63	699,290,272	28.01	767,472,090	20.10	767,472,090	14.62
Total public CTH Shareholders	860,764,816	56.38	1,694,096,816	71.78	1,694,096,816	67.86	1,937,392,267	50.73	2,804,535,123	53.44
	1,526,777,541	100.00	2,360,109,541	100.00	2,496,473,177	100.00	3,819,314,080	100.00	5,247,885,506	100.00

Notes:

1. Mr. Ho Hau Chong, Norman, a non-executive director of CTH, is interested in 102,272,726 CTH Shares as at the Latest Practicable Date. Upon full conversion of HK$50 million outstanding 2005 August CTH Notes held by Kopola, a company in which he has 50% interest, at the existing conversion price of HK$0.44 per CTH Share, a further of 113,636,363 CTH Shares will be issued to Kopola.

2. The Company (through Loyal Concept) is interested in 356,137,272 CTH Shares as at the Latest Practicable Date. Upon full conversion of the 2005 August CTH Notes with principal outstanding amount of HK$330 million held by Loyal Concept, it will hold an aggregate of 1,106,137,272 CTH Shares. Pursuant to the Note Subscription Agreement, the Company has conditionally agreed to subscribe for or procure the subscription of the Notes. The Company intends to require the Notes to be issued to Loyal Concept. Upon full conversion of the Notes at the Initial Conversion Price, a further of 385,714,285 CTH Shares will be issued to Loyal Concept.

3. Four of the Other Note Subscribers, being four subscribers of the 2005 August CTH Notes, are funds related to each other to the extent that they are managed by a common investment manager. They held 207,602,727 CTH Shares as at the Latest Practicable Date. Upon full conversion of the 2005 August CTH Notes with outstanding principal amount of HK$95 million held by them, they will hold an aggregate of 423,511,816 CTH Shares. Pursuant to the relevant Other Note Subscription Agreements, they have conditionally agreed to subscribe for HK$123 million of the Other Notes. Upon full conversion of these other Notes at the Initial Conversion Price, a further of 175,714,285 CTH Shares will be issued to these four funds.

4. The Green Label Note and the Magnum Note will be issued to Green Label Investments Limited and Magnum respectively as part of the consideration for the Everight Acquisition. Completion of the Everight Acquisition has yet to take place. Details of the Everight Acquisition are set out in an announcement of CTH dated 7 February, 2006 and a circular of CTH dated 26 April, 2006.

5. As at the Latest Practicable Date, ITC is a substantial shareholder of the Company and its does not have any shareholding interest in CTH.

6. As at the Latest Practicable Date, one Other Note Subscriber was interested in 47,951,817 CTH Shares representing approximately 3.14% of the issued share capital of CTH. Upon full conversion of the 2005 August CTH Notes with outstanding principal amount of HK$10 million, it will be interested in an aggregate of 70,679,089 CTH Shares. Pursuant to the relevant Other Note Subscription Agreements, such Other Note Subscriber together with another fund managed by a common investment manager have conditionally agreed to subscribe for the Other Notes of HK$87 million. Upon full conversion of such Other Notes, a further of 124,285,714 CTH Shares will be issued to them.

7. Depending on the then shareholding structure of CTH, should each of the Other Note Subscribers and CTH Placees hold less than 10% of the issued CTH Shares upon completion of the CTH Placing, the Other Note Subscription and/or upon full conversion of the Other Notes, each of them will be treated as a public CTH Shareholder. Further announcement will be made by CTH in the event that any of the CTH Placees becomes a substantial shareholder of CTH upon the CTH Placing Completion. In the event that any of the Placees and its concert parties become interested in 30% or more of the enlarged issued share capital of CTH upon completion of the CTH Placing, such CTH Placee(s) and their concert parties will be required to comply with the relevant requirements of the Takeovers Code.

8. The existing authorised share capital of CTH comprises 40,000,000,000 shares of HK$0.01 each. Assuming no other changes to the share capital of CTH other than as a result of the conversion of the 2005 August CTH Notes, the Green Label Note and the Magnum Note at the existing conversion price, the authorised share capital of CTH as at the Latest Practicable Date was sufficient for the issue of new CTH Shares under the CTH Placing and upon conversion of the Notes and the Other Notes.

As at the Latest Practicable Date, the Company (through Loyal Concept) is interested in 356,137,272 CTH Shares (representing approximately 23.32% of the existing issued CTH Shares and 15.09% of the issued CTH Shares as enlarged by the CTH Placing Shares). The Company (through Loyal Concept) also held the 2005 August CTH Notes in the outstanding principal amount of HK$330 million as at the Latest Practicable Date. Upon full conversion of the 2005 August CTH Notes by the Company, the Company will hold an aggregate of 1,106,137,272 CTH Shares. Upon the CTH Placing Completion, the Note Subscription Completion and the Other Note Subscription Completion and assuming full conversion of the Magnum Note, the Green Label Note, the 2005 August CTH Notes and the Notes, the Company will hold approximately 28.43% of the enlarged issued CTH Shares. As at the Latest Practicable Date, no decision has been made as to whether or when the conversion rights attached to the Notes are to be exercised by the Company. The extent of exercise of the conversion rights attached to the Notes by the Company would depend on a number of factors such as (i) the future financial position and

business prospects of the CTH Group; (ii) the market performance of the CTH Shares; and (iii) the dilution effect from further issue of the CTH Shares which may arise from the exercise of the conversion rights attached to the Notes, the Other Notes, the 2005 August CTH Notes, the Green Label Note and the Magnum Note. At present, the Company does not have intention to exercise the conversion rights attached to the Notes to such an extent that the Company will be interested in 30% or more of equity interests in CTH.

Depending on the then shareholding structure of CTH and the extent to which the conversion rights of the Notes, the Other Notes, the 2005 August CTH Notes, the Green Label Note and the Magnum Note are to be exercised by any of their holders, the Company and/or the Other Note Subscribers may individually become interested in 30% or more of the enlarged issued share capital of CTH upon conversion of the Notes or the Other Notes (as the case may be). In this circumstances, the relevant subscriber(s) and their concert parties will be obliged to make a mandatory offer to the CTH Shareholders to acquire all the CTH Shares, other than those already owned or agreed to be acquired by such subscriber(s) and their concert parties, in accordance with Rule 26 of the Takeovers Code unless a waiver thereto is obtained. Such subscriber(s) and their concert parties will be required to comply with the relevant requirements of the Takeovers Code in such event that an obligation for a mandatory general offer arises.

FINANCIAL EFFECTS OF THE NOTE SUBSCRIPTION

As set out in the Appendix III to this circular titled "Unaudited pro forma financial information of the Enlarged Group", the unaudited pro forma net assets value of the Group, after the Note Subscription Completion and adjusted for the exercise of the conversion rights attached to the Notes to an extent of 29.99% of the share capital of CTH, will increase by approximately 2.8% from HK$2,283.1 million to HK$2,346.4 million.

It is the present intention of the Board that the Group will finance the Note Subscription by internal resources and/or bank borrowings. Assuming the Note Subscription will be entirely funded by bank borrowings, the unaudited pro forma gearing ratio (calculated as borrowings divided by equity attributable to equity holders of the parent) of the Group will be increased by approximately 10.8% from approximately 27.5% to approximately 38.9%.

As set out in the "Unaudited pro forma financial information of the Enlarged Group" in the Appendix III to this circular, assuming the Note Subscription will be entirely funded by internal resources, the unaudited pro forma bank balances and cash and the unaudited pro forma working capital of the Group upon the Note Subscription Completion and adjusted for the above-mentioned conversion of the Notes will be reduced by HK$270.0 million and decreased by HK$205.1 million to HK$1,853.2 million and HK$1,624.4 million, respectively. As stated above, the Board intends to finance the Note Subscription with internal resources and/or bank borrowings of the Group. On this basis, the Directors believe the Note Subscription would not result in any significant adverse impact on the Group's liquidity.

PROSPECTS OF THE GROUP

After completion of the Disposal, the Group concentrates on the trading of securities, property investment and trading and other strategic investments.

As set out in the joint announcement issued by, among others, the Company and Group Dragon Investments Limited ("GDI") dated 2 May, 2006, the voluntary securities exchange offer (the "GDI Offer") made by Well Orient Limited, a wholly-owned subsidiary of the Company, for all the issued shares of GDI other than those shares already owned by it and its concert parties is expected to commence on 26 May, 2006. The Company may as a result of the GDI Offer increase its stake in GDI to the extent that GDI may become a subsidiary of the Company. If this happens, the Company will be in control of two overseas listed companies, namely China Enterprises Limited and MRI Holdings Limited. China Enterprises Limited is principally engaged

in the manufacturing and marketing of tires in the PRC and overseas while the principal activity of MRI Holdings Limited is investment holding of listed and unlisted securities or companies. Details of the GDI Offer are set out in the composite offer document dated 26 May, 2006 issued by Well Orient Limited and GDI.

The Group will continue to explore other investment opportunities. The proceeds to be received from the Disposal provide the Group with necessary financial resources to implement its diversification plan. The Directors are confident that the Group would continue to contribute to the value of Shareholders in future.

SGM

The Note Subscription under the Note Subscription Agreement constitutes a major transaction for the Company pursuant to the Listing Rules. Accordingly, the Note Subscription and the transactions contemplated under the Note Subscription Agreement are subject to the approval of the Shareholders at the SGM. As ITC, a substantial shareholder of the Company, is one of the Other Note Subscribers, ITC is considered to have interests in the Note Subscription Agreement which are different from other Shareholders. Accordingly, ITC and its associates will abstain from voting on the relevant resolution in relation to the Note Subscription Agreement. The Company will put forward an ordinary resolution at the SGM to seek Shareholders' approval of the Note Subscription and the exercise of the conversion rights attached to the Notes to the extent that the aggregate holding of the Group of CTH Shares immediately after such conversion shall be less than 30% of the then issued share capital of CTH. To the extent that exercise of conversion rights attached to the Notes will result in the Company holding 30% or more in the then issued share capital of CTH, the Company will comply with the relevant provisions in the Listing Rules.

A notice convening the SGM, at which an ordinary resolution will be proposed to the Shareholders approving the Note Subscription and the transactions contemplated under the Note Subscription Agreement, is set out on pages 214 to 215 of this circular.

If you are not able to attend the SGM, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

RECOMMENDATION

The Directors consider the Note Subscription and the transactions contemplated under the Note Subscription Agreement are in the interests of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the ordinary resolution to be proposed as set out in the notice of the SGM contained in this circular.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. AUDITED FINANCIAL INFORMATION

(i) Audited financial statements

The following is the reproduction of the text of the audited consolidated financial statements of the Group together with the accompanying notes for the three years ended 31 March 2005 and the nine months ended 31 December 2005 contained in pages 21 to 124 of the circular of the Company dated 10 April 2006 prepared for the purpose of the Disposal:

"I. FINANCIAL INFORMATION

Consolidated Income Statement

	Notes	Year ended 31 March			Nine months ended 31 December	
		2003	2004	2005	2004	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(As restated)	(As restated)	(As restated)	(Unaudited)	
Revenue	8	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483
Cost of sales		(3,248,769)	(3,932,182)	(4,376,361)	(3,472,065)	(3,534,053)
Gross profit		914,035	1,093,748	1,300,098	962,059	989,430
Other operating income	10	96,980	111,903	114,145	74,670	61,923
Distribution and selling expenses		(685,793)	(688,528)	(770,262)	(570,131)	(686,424)
Administrative expenses		(278,968)	(283,709)	(294,778)	(222,197)	(170,768)
Other operating expenses	11	(38,608)	(4,598)	(29,712)	–	(75,215)
Impairment loss on investment securities		(323,287)	–	–	–	–
Realization of negative goodwill arising on acquisition of additional interest in an associate		–	–	2,057	–	–
Finance costs	12	(31,669)	(26,440)	(18,198)	(14,224)	(50,952)
Share of losses of associates		(36,367)	(59,857)	(64,909)	(59,175)	(20,032)
Impairment loss on goodwill arising on acquisition of an associate	13	(104,585)	–	(177,446)	–	(14,391)
Impairment loss on trademark licenses		–	–	–	–	(164,667)
Amortization of goodwill arising on acquisition of associates		(6,612)	(17,651)	(28,089)	(21,065)	–
Net gain (loss) on disposal of subsidiaries and associates	14	25	10,377	(15,747)	(16,270)	10,778
Allowance for loans to associates		(79,595)	–	–	–	–
(Loss) profit before income tax		(574,444)	135,245	17,159	133,667	(120,318)
Income tax expense	15	(32,200)	(25,469)	(117,397)	(90,428)	(61,074)
(Loss) profit for the year/period	16	(606,644)	109,776	(100,238)	43,239	(181,392)
Attributable to:						
Equity holders of the parent		(648,620)	13,300	(161,862)	4,094	(127,102)
Minority interests		41,976	96,476	61,624	39,145	(54,290)
		(606,644)	109,776	(100,238)	43,239	(181,392)
Dividends	18	–	11,221	11,193	11,193	22,463
(Loss) earnings per share – basic	19	HK$(4.05)	HK$0.08	HK$(0.82)	HK$0.02	HK$(0.57)

Consolidated Balance Sheets

	Notes	2003 HK$'000 (As restated)	As at 31 March 2004 HK$'000 (As restated)	2005 HK$'000 (As restated)	As at 31 December 2005 HK$'000
NON-CURRENT ASSETS					
Property, plant and equipment	20	84,112	79,503	70,557	72,996
Intangible assets	21	337,873	428,019	401,383	236,734
Interests in associates	22	271,362	906,409	635,729	637,783
Investments in securities	23	887,630	189,220	123,534	–
Available-for-sale investments	24	–	–	–	678,399
Long-term loan receivables	25	10,188	4,898	–	–
Deposits for acquisition of long-term investments	26	–	–	35,000	190,175
Deferred tax assets	37	13,298	35,480	18,418	45,440
		1,604,463	1,643,529	1,284,621	1,861,527
CURRENT ASSETS					
Other asset	27	–	145,085	108,000	–
Inventories	28	505,165	877,409	587,078	875,836
Trade and other receivables	29	486,609	738,820	766,277	1,067,761
Investments held for trading	30	–	–	–	128,894
Investments in securities	23	209,270	132,634	144,435	–
Short-term loan receivables	25	95,523	41,173	111,851	171,979
Short-term loan receivables from related companies	49	67,997	167,365	224,233	186,019
Margin loan receivables	31	51,095	32,373	30,586	24,682
Amounts due from associates	22A	–	–	–	5,260
Tax recoverable		3,810	488	19,855	5,047
Pledged bank deposit	32	19,226	–	20,014	20,591
Bank balances and cash		224,573	164,360	359,603	21,416
		1,663,268	2,299,707	2,371,932	2,507,485
CURRENT LIABILITIES					
Trade and other payables	33	890,572	1,272,283	1,011,814	1,299,327
Margin loan payables	31	1,609	840	253	152
Bills payable	31	2,481	4,939	3,644	–
Dividend payable		–	–	–	9,046
Amount due to an associate	22B	–	–	–	2,026
Tax payable		23,194	2,496	91,420	59,765
Borrowings – due within one year	34	244,473	349,059	85,881	886,692
Obligations under finance leases – due within one year	35	1,113	1,068	462	–
Bank overdrafts		22,416	23,266	46,978	26,663
		1,185,858	1,653,951	1,240,452	2,283,671
NET CURRENT ASSETS		477,410	645,756	1,131,480	223,814
TOTAL ASSETS LESS CURRENT LIABILITIES		2,081,873	2,289,285	2,416,101	2,085,341

	Notes	As at 31 March 2003 HK$'000 (As restated)	As at 31 March 2004 HK$'000 (As restated)	As at 31 March 2005 HK$'000 (As restated)	As at 31 December 2005 HK$'000
NON-CURRENT LIABILITIES					
Borrowings – due after one year	34	172,995	7,921	157,470	7,258
Obligations under finance leases – due after one year	35	1,557	462	–	–
Amount due to a minority shareholder	36	2,406	2,428	2,526	–
Deferred tax liabilities	37	750	136	114	201
		177,708	10,947	160,110	7,459
TOTAL ASSETS AND LIABILITIES		1,904,165	2,278,338	2,255,991	2,077,882
CAPITAL AND RESERVES					
Share capital	38	1,603	1,866	2,236	2,261
Reserves	40	1,727,964	1,871,315	1,804,138	1,673,972
Equity attributable to equity holders of the parent		1,729,567	1,873,181	1,806,374	1,676,233
Minority interests		174,598	405,157	449,617	401,649
TOTAL EQUITY		1,904,165	2,278,338	2,255,991	2,077,882

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the parent											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 (note 40)	Contributed surplus HK$'000 (note 40)	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000 (note 40)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 April 2002												
- as originally stated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	-	-	338,805	2,247,168	214,611	2,461,779
- effect of change in accounting policy (note 2)	-	-	-	-	-	-	-	-	6,616	6,616	6,218	12,834
- as restated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	-	-	345,421	2,253,784	220,829	2,474,613
Currency realignment	-	-	-	-	19,793	-	-	-	-	19,793	(9,481)	10,312
Net income recognized directly in equity	-	-	-	-	19,793	-	-	-	-	19,793	(9,481)	10,312
Impairment loss on goodwill recognized in the consolidated income statement	-	-	104,585	-	-	-	-	-	-	104,585	-	104,585
(Loss) profit for the year	-	-	-	-	-	-	-	-	(648,620)	(648,620)	41,976	(606,644)
Total recognized income and expenses for the year	-	-	104,585	-	19,793	-	-	-	(648,620)	(524,242)	32,495	(491,747)
Arising on acquisition of further interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	(78,726)	(78,726)
Issue of shares	2	23	-	-	-	-	-	-	-	25	-	25
Reduction of nominal value of shares	(158,700)	-	-	158,700	-	-	-	-	-	-	-	-
Transfer	-	(1,974,565)	-	1,514,565	-	-	-	-	460,000	-	-	-
At 31 March 2003 and 1 April 2003	1,603	-	(34,164)	1,603,329	1,406	592	-	-	156,801	1,729,567	174,598	1,904,165
Currency realignment	-	-	-	-	15,236	-	-	-	-	15,236	(14,775)	461
Share of reserves of associates	-	-	-	-	-	-	-	14,448	-	14,448	-	14,448
Net income recognized directly in equity	-	-	-	-	15,236	-	-	14,448	-	29,684	(14,775)	14,909
Realized on partial disposal of interest in a subsidiary	-	-	12,027	-	-	-	-	-	-	12,027	148,858	160,885
Realized on disposal of a subsidiary	-	-	556	-	(216)	-	-	-	-	340	-	340
Profit for the year	-	-	-	-	-	-	-	-	13,300	13,300	96,476	109,776
Total recognized income and expenses for the year	-	-	12,583	-	15,020	-	-	14,448	13,300	55,351	230,559	285,910
Issue of shares	263	99,934	-	-	-	-	-	-	-	100,197	-	100,197
Share issue expenses	-	(713)	-	-	-	-	-	-	-	(713)	-	(713)
Dividends paid	-	-	-	-	-	-	-	-	(11,221)	(11,221)	-	(11,221)
At 31 March 2004 and 1 April 2004	1,866	99,221	(21,581)	1,603,329	16,426	592	-	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	-	-	-	-	1,633	-	-	-	-	1,633	(3,006)	(1,373)
Share of reserves of associates	-	-	-	-	-	-	-	(14,249)	-	(14,249)	-	(14,249)

	Attributable to equity holders of the parent											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 *(note 40)*	Contributed surplus HK$'000 *(note 40)*	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000 *(note 40)*	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
Net income (expense) recognized directly in equity	-	-	-	-	1,633	-	-	(14,249)	-	(12,616)	(3,006)	(15,622)
Realized on disposal of subsidiaries	-	-	(556)	-	7,842	-	-	(7,810)	-	(524)	-	(524)
Release upon disposal/ deemed disposal of interest in associates	-	-	-	-	-	-	-	(187)	-	(187)	-	(187)
Realised on liquidation of an associate	-	-	-	-	27	-	-	-	-	27	-	27
(Loss) profit for the period	-	-	-	-	-	-	-	-	4,094	4,094	39,145	43,239
Total recognised income and expense for the period	-	-	(556)	-	9,502	-	-	(22,246)	4,094	(9,206)	36,139	26,933
Issue of shares	370	118,976	-	-	-	-	-	-	-	119,346	-	119,346
Share issue expenses	-	(640)	-	-	-	-	-	-	-	(640)	-	(640)
Dividend paid	-	-	-	-	-	-	-	-	(11,193)	(11,193)	-	(11,193)
At 31 December 2004	2,236	217,557	(22,137)	1,603,329	25,928	592	-	(7,798)	151,781	1,971,488	441,296	2,412,784
Currency realignment	-	-	-	-	842	-	-	-	-	842	(1,267)	(425)
(Loss) profit for the period	-	-	-	-	-	-	-	-	(165,956)	(165,956)	22,479	(143,477)
Total recognised income and expense for the period	-	-	-	-	842	-	-	-	(165,956)	(165,114)	21,212	(143,902)
Arising on acquisition of further interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	(12,891)	(12,891)
Transfer	-	-	-	(155,127)	-	-	-	-	155,127	-	-	-
At 31 March 2005, as restated	2,236	217,557	(22,137)	1,448,202	26,770	592	-	(7,798)	140,952	1,806,374	449,617	2,255,991
Effect of adoption of new accounting policies *(note 3)*	-	-	22,137	-	-	-	-	11,947	(6,494)	27,590	-	27,590
At 1 April 2005 – as restated	2,236	217,557	-	1,448,202	26,770	592	-	4,149	134,458	1,833,964	449,617	2,283,581
Currency realignment	-	-	-	-	(7,559)	-	-	-	-	(7,559)	5,482	(2,077)
Share of reserves of associate	-	-	-	-	-	-	(219)	5,781	-	5,562	-	5,562
Fair value change in available-for-sale investments	-	-	-	-	-	-	(15,221)	-	-	(15,221)	-	(15,221)
Net income (expense) recognized directly in equity	-	-	-	-	(7,559)	-	(15,440)	5,781	-	(17,218)	5,482	(11,736)
Arising on acquisition of further interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	560	560
Realized on disposal of subsidiaries	-	-	-	-	583	-	-	-	-	583	280	863
(Loss) for the period	-	-	-	-	-	-	-	-	(127,102)	(127,102)	(54,290)	(181,392)
Total recognized income and expense for the period	-	-	-	-	(6,976)	-	(15,440)	5,781	(127,102)	(143,737)	(47,968)	(191,705)
Issue of shares upon scrip dividend	25	8,444	-	-	-	-	-	-	-	8,469	-	8,469
Dividend paid	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
At 31 December 2005	2,261	226,001	-	1,448,202	19,794	592	(15,440)	9,930	(15,107)	1,676,233	401,649	2,077,882

Consolidated Cash Flow Statements

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
OPERATING ACTIVITIES					
(Loss) profit before income tax	(574,444)	135,245	17,159	133,667	(120,318)
Adjustments for:					
Interest income	(38,646)	(22,728)	(22,651)	(15,456)	(32,722)
Finance costs	31,669	26,440	18,198	14,224	50,952
Share of results of associates	36,367	59,857	64,909	59,175	20,032
Impairment loss on goodwill arising on acquisition of an associate	104,585	–	177,446	–	14,391
Impairment loss on trademark licenses	–	–	–	–	164,667
Amortization of goodwill arising from acquisition of associates	6,612	17,651	28,089	21,065	–
Net (gain) loss on disposal of subsidiaries and associates	(25)	(10,377)	15,747	16,270	(10,778)
Allowance for loans to associates	79,595	–	–	–	–
Net unrealized holding loss (gain) on other investments	26,482	(16,829)	(17,223)	(11,471)	–
Decrease in fair value of investments held for trading	–	–	–	–	75,215
Allowance (reversal of allowance) for margin loan receivables	2,429	5,300	(2,387)	–	620
Realization of negative goodwill arising on acquisition of an associate	–	–	(8)	–	–
Amortization of intangible assets	14,338	44,137	51,066	38,300	605
Allowance for slow moving and obsolete inventories	12,277	24,679	25,588	3,084	19,449
Allowance for bad and doubtful debts	36,534	3,208	22,269	14,662	1,532
Depreciation and amortization of property, plant and equipment	21,271	19,632	19,785	13,807	9,422
Allowance for loan receivables	22,056	16,653	8,338	5,469	–
Loss (gain) on disposal of property, plant and equipment	3,373	696	1,098	(258)	108
Impairment loss on property, plant and equipment	1,305	–	–	–	–
Impairment loss on investment securities	323,287	–	–	–	–
Written off of long-term loan and interest receivables	10,821	–	–	–	–
Net (gain) loss on disposal of investment securities/ available-for-sale investments	–	(9,577)	29,712	–	–
Impairment loss on goodwill arising on acquisition of a subsidiary	–	4,598	–	–	–
Realization of negative goodwill arising on acquisition of additional interest in an associate	–	–	(2,057)	–	–

		Year ended 31 March			Nine months ended 31 December	
		2003	2004	2005	2004	2005
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Operating cash flows before movements in working capital		119,886	298,585	435,078	292,538	193,175
(Increase) decrease in other asset		–	(11,085)	37,085	–	108,000
(Increase) decrease in inventories		(51,963)	(367,669)	262,639	311,663	(310,966)
Decrease (increase) in trade and other receivables		285,632	(552,508)	(36,899)	(311,114)	(455,306)
Decrease (increase) in other investments		73,089	38,877	13,623	29,724	(40,314)
Decrease (increase) in margin loan receivables		72,153	13,422	4,174	(2,575)	5,284
Increase (decrease) in trade and other payables		103,195	468,621	(260,297)	(282,588)	291,399
Decrease in margin loan payables		(20,502)	(769)	(587)	(372)	(101)
Increase (decrease) in bills payable		402	2,458	(1,295)	(4,403)	(3,644)
Cash generated from (used in) operations		581,892	(110,068)	453,521	32,873	(212,473)
Interest and finance charges pa		(36,451)	(14,155)	(8,369)	(7,168)	(41,234)
Overseas tax paid		(19,978)	(41,262)	(43,607)	(27,095)	(115,049)
Hong Kong Profits Tax (paid) refunded		(772)	104	386	386	–
NET CASH FROM (USED IN) OPERATING ACTIVITIES		524,691	(165,381)	401,931	(1,004)	(368,756)
INVESTING ACTIVITIES						
Repayment of short-term loan receivables		945,376	234,669	29,588	28,228	103,200
(Increase) decrease in pledged bank deposit		72,574	19,226	(20,014)	(20,014)	(577)
Interest received		33,353	21,093	18,123	15,274	29,623
Amounts repaid (advanced) by associates		19,006	19,797	14,256	(6,561)	(1,974)
Disposal of subsidiaries	42	1,998	(5)	7,353	7,118	2,821
Loans repaid by associates		1,949	6,496	–	–	–
Proceeds from disposal of property, plant and equipment		1,844	3,127	1,274	962	177
Increase in short-term loan receivables		(1,073,932)	(270,822)	(105,755)	(105,052)	(33,464)
Acquisition of interests in associates		(217,195)	(19,348)	(44,148)	(38,995)	(24,123)
Purchase of property, plant and equipment		(16,457)	(17,726)	(14,229)	(7,531)	(13,335)

		Year ended 31 March			Nine months ended 31 December	
		2003	2004	2005	2004	2005
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Acquisition of investment securities/available-for-sale investments		(6,041)	–	(123,348)	–	(33,176)
Proceeds from disposal of investment securities		–	9,957	150,255	–	–
Repayment of short-term loan receivables from related companies		132,378	53,954	32,890	29,358	99,800
Proceeds from partial disposal of shareholding in a subsidiary		–	274,085	–	–	–
Dividend received from an associate		–	4,257	4,668	4,608	1,481
Increase in short-term loan receivables from related companies		(200,375)	(194,495)	(89,758)	(34,837)	(48,808)
Acquisition of subsidiaries	41	–	(130,508)	–	–	(3,351)
Acquisition of patent		–	(8,065)	–	–	–
Proceeds from disposal of an associate		–	–	10	–	1,750
Deposits for acquisition of long-term investments		–	–	(35,000)	–	(155,175)
Acquisition of an additional interest in a subsidiary		–	–	(37,320)	–	–
Acquisition of unlisted debt securities		–	–	(12,000)	(12,000)	(532,539)
Proceed from disposal of unlisted debt security		–	–	–	–	12,000
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(305,522)	5,692	(223,155)	(139,442)	(595,670)
FINANCING ACTIVITIES						
Bank loans raised		858,840	575,079	886,161	777,133	803,451
Other loans raised		326,185	94,396	10,000	10,000	746,520
Proceeds from issue of shares		25	99,484	118,500	118,500	–
Repayments of bank loans		(899,972)	(606,873)	(1,010,697)	(872,942)	(522,103)
Repayments of other loans		(443,185)	(56,239)	–	–	(376,632)
Repayments of obligations under finance leases		(3,417)	(1,137)	(1,070)	(796)	(462)
Repayments to a minority shareholder		(39)	–	(10)	(10)	–
Dividends paid		–	(11,221)	(10,987)	(10,987)	(4,949)
NET CASH (USED IN) FROM FINANCING ACTIVITIES		(161,563)	93,489	(8,103)	20,898	645,825

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,606	(66,200)	170,673	(119,548)	(318,601)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	141,269	202,157	141,094	141,094	312,625
EFFECT OF FOREIGN EXCHANGE RATE CHANGI	3,282	5,137	858	645	729
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIO'	202,157	141,094	312,625	22,191	(5,247)
ANALYSIS OF THE BALANC: OF CASH AND CASH EQUIVALENTS					
Bank balances and cash	224,573	164,360	359,603	40,627	21,416
Bank overdrafts	(22,416)	(23,266)	(46,978)	(18,436)	(26,663)
	202,157	141,094	312,625	22,191	(5,247)

Notes to the financial information

1. GENERAL

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the Relevant Periods, the Group is principally engaged in trading of computer related products, consumer electronic products and securities and property development and trading.

The financial information are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In 2004, the Group has adopted, for the first time, the Statement of Standard Accounting Practice ("SSAP") No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the HKICPA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at 1 April 2002 has been increased by HK$6,616,000 and HK$6,218,000, respectively representing the cumulative effect of the change in policy on the results for the periods prior to 1 April 2002. The change has resulted in an increase in loss for the year ended 31 March 2003 of HK$148,000 and an increase in the profit for the year ended 31 March 2004 of HK$8,877,000.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

For the year ended 31 March 2005, the Group applied, for the first time, Hong Kong Financial Reporting Standards ("HKFRS") 3 "Business Combination", which is effective for business combinations for which the agreement is on or after 1 January 2005 to the accounting for business combinations for which the agreement date is on or after 1 January 2005. For business combinations which the agreement date was before 1 January 2005, goodwill arising is accounted for in accordance with the SSAP 30 "Business Combinations" ("SSAP 30") issued by the HKICPA. Under SSAP 30, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition and is stated at cost less accumulated amortization and accumulated impairment losses. Under SSAP 30, negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition and is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. HKFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition. After initial recognition, HKFRS 3 requires goodwill to be carried at cost less accumulated impairment losses. HKFRS 3 prohibits the amortization of goodwill. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (referred to as "discount on acquisition") is recognized immediately in the income statement. The application of HKFRS 3 has resulted in the recognition of goodwill of HK$24,430,000 (Note 21(b)) which is not subject to amortization but, impairment reviews are required and HK$2,057,000 of discount on acquisition arising on acquisition of an additional interest in an associate was credited to income statement for the year ended 31 March 2005.

From 1 April 2005 onwards, the Group has applied, for the first time, a number of new HKFRSs, Hong Kong Accounting Standards "(HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Business Combinations

From 1 April 2005 onwards, the Group has applied the transitional provision of HKFRS 3 and the principal effects are summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition (if any). As a result of this change in accounting policy, no amortization of goodwill has been charged for the nine months ended 31 December 2005. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserve and other reserves of approximately HK$22,566,000 and HK$13,060,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provisions, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

Intangible assets are identified as having indefinite useful lives upon the application of HKAS 38 "Intangible Assets"

In previous periods, intangible assets were amortized over their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, the Group applies, at the first time, HKAS 38 which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortised over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the nine months ended 31 December 2005. As a result of this change in accounting estimate, amortization charge for the nine months ended 31 December 2005 has decreased by approximately HK$38,300,000. Comparative figures have not been restated.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using the revaluation model. In 2005, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and has had no material effect on the Group's retained profits as at 1 April 2005 since no reliable allocation between the land and buildings elements can be made. The leasehold interests in land continue to be accounted for as property, plant and equipment.

Financial Instruments

In 2005, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale investments", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit and loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Financial Instruments *(Cont'd)*

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities other than debt and equity securities of the Group.

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes it acquired during the period ended 31 December 2005. In accordance with HKAS 39, the conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, is estimated using a relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Changes in fair value of the conversion option of the unlisted convertible note are recognized directly in profit or loss (see Note 3 for the financial impact).

Share-based payment

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to shares granted on or after 1 April 2005. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Hotel properties

HK Interpretation 2 ("HK-Int 2") "The Appropriate Accounting Policies for Hotel Properties" clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment amounts and were not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16, "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. An adjustment of HK$937,000 has been made to decrease the share of net assets of associates and to decrease the profit and loss for the year ended 31 March 2005 respectively (see Note 3 for financial impact).

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the Relevant Periods and for the nine months ended 31 December 2004 are as follows:

(i) On results

For the year ended 31 March 2003

	HKAS 1	**SSAP 12**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(3,841)	–	(3,841)
Decrease (increase) in income tax expense	3,841	(148)	3,693
Increase in loss for the year	–	(148)	(148)

For the year ended 31 March 2004

	HKAS 1	**SSAP 12**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(2,377)	–	(2,377)
Decrease in income tax expense	2,377	8,877	11,254
Increase in profit for the year	–	8,877	8,877

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the year ended 31 March 2005

	HKAS 1	**HK-INT 2**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Decrease in loss for the year	–	(937)	(937)

For the nine months ended 31 December 2005

	HKAS 1	**HKAS 38**	**HKAS 39**	**HKFRS 3**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	*(Note 2)*	*(Note 2)*	
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	–	–	–	(17)	(17)
Decrease in amortization of goodwill	–	–	–	18,891	18,891
Decrease in amortization of trademark licenses	–	38,300	–	17,716	56,016
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	5,522	5,522
Increase in share of losses of associates	(1,435)	–	–	–	(1,435)
Decrease in income tax expense	1,435	–	–	–	1,435
Change in fair value of conversion option of unlisted convertible notes	–	–	(51,813)	–	(51,813)
Increase (decrease) in profit for the period	–	38,300	(51,813)	42,112	28,599

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the nine months ended 31 December 2004

	HKAS 1 *HK$'000* *(Note 2)* (Unaudited)
Increase in share of losses of associates	(3,507)
Decrease in income tax expense	3,507
	–

(ii) On income statement line items

For the year ended 31 March 2003

	HKAS 1 *HK$'000* *(Note 2)*
Increase in share of losses of associates	(3,841)
Decrease in income tax expense	3,841
	–

For the year ended 31 March 2004

	HKAS 1 *HK$'000* *(Note 2)*
Increase in share of losses of associates	(2,377)
Decrease in income tax expenses	2,377
	–

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the year ended 31 March 2005

	HKAS 1 *HK$'000* *(Note 2)*	**HK-INT 2** *HK$'000* *(Note 2)*	**Total effects** *HK$'000*
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Increase in loss for the year	–	(937)	(937)

For the nine months ended 31 December 2005

	HKAS 1 *HK$'000* *(Note 2)*	**HKAS 38** *HK$'000* *(Note 2)*	**HKAS 39** *HK$'000* *(Note 2)*	**HKFRS 3** *HK$'000* *(Note 2)*	**Total effects** *HK$'000*
Decrease in administrative expenses	–	38,300	–	36,607	74,907
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	–	–	–	(17)	(17)
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	5,522	5,522
Increase in share of losses of associates	(1,435)	–	–	–	(1,435)
Decrease in income tax expense	1,435	–	–	–	1,435
Change in fair value of conversion option of unlisted convertible notes	–	–	(51,813)	–	(51,813)
	–	38,300	(51,813)	42,112	28,599

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the nine months ended 31 December 2004

	HKAS 1 *HK$'000* *(Note 2)* (Unaudited)
Increase in share of losses of associates	(3,507)
Decrease in income tax expense	3,507
	–

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

As at 31 March 2003

	As originally stated *HK$'000*	**HKAS 1** *HK$'000*	**As restated** *HK$'000*
Total assets and liabilities	1,904,165	–	1,904,165
Share capital	1,603	–	1,603
Capital reserve	(34,164)	–	(34,164)
Other reserves	1,605,327	–	1,605,327
Retained profits	156,801	–	156,801
Minority interests	–	174,598	174,598
Total effects on equity	1,729,567	174,598	1,904,165
Minority interests	174,598	(174,598)	–

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

As at 31 March 2004

	As originally stated *HK$'000*	**HKAS 1** *HK$'000*	**As restated** *HK$'000*
Total assets and liabilities	2,278,338	–	2,278,338
Share capital	1,866	–	1,866
Capital reserve	(21,581)	–	(21,581)
Other reserves	1,734,016	–	1,734,016
Retained profits	158,880	–	158,880
Minority interests	–	405,157	405,157
Total effects on equity	1,873,181	405,157	2,278,338
Minority interests	405,157	(405,157)	–

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

As at 31 March 2005

	As at 31 March 2005 (originally stated)	Retrospective adjustments		As at 31 March 2005 (restated)	Adjustments on 1 April 2005 *(Note)*	As at 1 April 2005 (restated)
		HKAS 1	HK-INT 2			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	70,557	-	-	70,557	-	70,557
Interests in associates	636,666	-	(937)	635,729	27,590	663,319
Investments in securities (non-current)	123,534	-	-	123,534	(123,534)	-
Available-for-sale investments	-	-	-	-	123,534	123,534
Investments in securities (current)	144,435	-	-	144,435	(144,435)	-
Investments held for trading	-	-	-	-	144,435	144,435
Other net assets	1,281,736	-	-	1,281,736	-	1,281,736
Total effects on assets and liabilities	2,256,928	-	(937)	2,255,991	27,590	2,283,581
Share capital	2,236	-	-	2,236	-	2,236
Capital reserve	(22,137)	-	-	(22,137)	22,137	-
Other reserves	1,685,323	-	-	1,685,323	11,947	1,697,270
Retained profits	141,889	-	(937)	140,952	(6,494)	134,458
Minority interests	-	449,617	-	449,617	-	449,617
Total effects on equity	1,807,311	449,617	(937)	2,255,991	27,590	2,283,581
Minority interests	449,617	(449,617)	-	-	-	-

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2002 are summarized below:

	As originally stated	**SSAP 12**	**HKAS 1**	**As restated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 2)	*(Note 2)*	
Share capital	160,301	–	–	160,301
Capital reserve	(138,749)	–	–	(138,749)
Other reserves	1,886,811	–	–	1,886,811
Retained profits	338,805	6,616	–	345,421
Minority interests	–	6,218	214,611	220,829
Total effects on equity	2,247,168	12,834	214,611	2,474,613

The Group has not early applied the following new Standards or Interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these Standards or Interpretations will have no or any material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1 January 2007.

[2] Effective for annual periods beginning on or after 1 January 2006.

[3] Effective for annual periods beginning on or after 1 December 2005.

[4] Effective for annual periods beginning on or after 1 March 2006.

4. CHANGE OF A' 'OUNTING ESTIMATES

Change of depr ıtion rate

Prior to 1 April ›4, certain furniture, fixtures and equipment were depreciated at 10% per annur √ith effect from 1 April 2004, they are depreciated at 33% per annum which r ;cts the Group's previous experience of the useful lives of those assets. The change in depreciation rate has increased the depreciation charge for the year ended 31 March 2005 by HK$3,003,000. There was no other change of depreciation rate for the year ended 31 March 2003 and 2004 and for the nine months ended 31 December 2005.

5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below. The financial information has been prepared in accordance with the principal accounting policies set out below which conform with HKASs and HKFRSs.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the Relevant Periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the retained earnings at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions after 1 April 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the CGU to which the goodwill relates may be impaired.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

For the purpose of impairment testing, goodwill is allocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained earnings.

Trademark licenses

Prior to 31 March 2005, intangible assets were amortized over their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, intangible assets with indefinite useful lives and trademark licenses not yet available for use are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

Patent

The patent is measured initially at cost and amortized on a straight line basis over its estimated useful life.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately. An impairment loss recognized for goodwill arising from business combinations for which the agreement date is on or after 1 January 2005 is not reversed in subsequent period.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight-line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land and buildings	Over the period of the leases or 2.5% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

The Group as lessee

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Other asset

Other asset which represent interest on development right of land held for sale are stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the Relevant Periods in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Share-based payment

Equity-settled share-based payment transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Loans and receivables

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies and margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Other financial liabilities

Other financial liabilities including trade and other payables, margin loan payables, dividend payable, amount due to an associate, amount due to a minority shareholder, borrowings, bills payables, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the Relevant Periods. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

6. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies which are described in note 5, management has made the following judgment that have significant effect on the amounts recognized in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Depreciation and Amortization

The Group's net book value of property, plant and equipment as at 31 December 2005 was HK$72,996,000. The Group depreciates the plant and machinery on a straight-line basis over the estimated useful life of three to forty years, and after taking into account of their estimated residual value, using the straight-line method, at the rate 2.5% to 33% per annum, commencing from the date the equipment is placed into productive use. The estimated useful life and dates that the Group places the equipment into productive use reflects the directors' estimate of the periods that the Group intend to derive future economic benefits from the use of the Group's plant and equipment.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aged analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

8. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers during the Relevant Periods and for the nine months ended 31 December 2004 and is analysed as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Sales of goods	4,084,798	4,974,981	5,542,975	4,355,280	4,290,687
Securities trading	78,006	34,949	93,884	78,844	113,996
Sale of other asset *(Note 27)*	–	16,000	39,600	–	118,800
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is organized into four business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading.

Following a business reassessment in 2005, the Group considers the property development and trading business as the Group's forth core business and accordingly the relevant revenue is disclosed as revenue of the Group for the year ended 31 March 2005 and for the nine months ended 31 December 2005. Such activities were included in other revenue for the year ended 31 March 2004. Comparative figures have been restated to conform with the 2005 presentation.

9. SEGMENT INFORMATION *(Cont'd)*

Segment information about these businesses is presented as below:

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2003					
REVENUE					
External sales	2,975,181	1,109,617	78,006	-	4,162,804
SEGMENT RESULT	97,875	20,177	(110,408)	-	7,644
Interest income					38,646
Unallocated corporate expenses					(38,644)
Impairment loss on investment securities					(323,287)
Finance costs					(31,669)
Share of losses of associates					(36,367)
Impairment loss on goodwill arising on acquisition of an associate					(104,585)
Net gain on disposal of subsidiaries					25
Amortization of goodwill arising on acquisition of an associate					(6,612)
Allowance for loans to associates					(79,595)
Loss before income tax					(574,444)
Income tax expense					(32,200)
Loss for the year					(606,644)

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
Assets and liabilities at 31 March 2003					
ASSETS					
Segment assets	1,395,363	983	193,920	-	1,590,266
Interests in associates					271,362
Investment securities					902,980
Unallocated corporate assets					503,123
Consolidated total assets					3,267,731
LIABILITIES					
Segment liabilities	880,683	–	3,161	-	883,844
Borrowings					417,468
Unallocated corporate liabilities					62,254
Consolidated total liabilities					1,363,566

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000 (As restated)
Other information *For the year ended 31 March 2003*			
Addition of goodwill arising on acquisition of additional interest in a subsidiary	199,590	–	199,590
Capital expenditure	15,810	3,637	19,447
Depreciation and amortization	33,657	1,952	35,609
Impairment loss on investment securities	–	323,287	323,287
Impairment loss on property, plant and equipment	–	1,305	1,305
Other non-cash expenses	76,669	5,706	82,375

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2004					
REVENUE					
External sales	3,737,278	1,237,703	34,949	16,000	5,025,930
SEGMENT RESULT	206,695	21,881	20,804	5,656	255,036
Interest income					22,728
Unallocated corporate expenses					(48,948)
Finance costs					(26,440)
Share of losses of associates					(59,857)
Amortization of goodwill arising on acquisition of associates					(17,651)
Net gain on disposal of subsidiaries and associates					10,377
Profit before income tax					135,245
Income tax expense					(25,469)
Profit for the year					109,776

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
Assets and liabilities at 31 March 2004					
ASSETS					
Segment assets	2,109,537	1,561	132,964	145,085	2,389,147
Interests in associates					906,409
Unallocated corporate assets					647,680
Consolidated total assets					3,943,236
LIABILITIES					
Segment liabilities	1,105,559	–	4,467	1,512	1,111,538
Borrowings					356,980
Unallocated corporate liabilities					196,380
Consolidated total liabilities					1,664,898

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000 (As restated)
Other information			
For the year ended 31 March 2004			
Addition of goodwill arising on acquisition of an associate	–	208,760	208,760
Addition of intangible assets other than goodwill arising on acquisition of a subsidiary	198,065	–	198,065
Capital expenditure	16,946	780	17,726
Depreciation and amortization	61,640	2,129	63,769
Impairment loss on goodwill arising on acquisition of a subsidiary	–	4,598	4,598
Other non-cash expenses	42,651	24,820	67,471

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2005					
REVENUE					
External sales	3,977,713	1,565,262	93,884	39,600	5,676,459
SEGMENT RESULT	256,558	24,847	77,263	2,105	360,773
Interest income					22,651
Unallocated corporate expenses					(63,933)
Realization of negative goodwill arising on acquisition of additional interest in an associate					2,057
Finance costs					(18,198)
Share of losses of associates					(64,909)
Impairment loss on goodwill arising on acquisition of an associate					(177,446)
Amortization of goodwill arising on acquisition of associates					(28,089)
Net loss on disposal of subsidiaries and associates					(15,747)
Profit before income tax					17,159
Income tax expense					(117,397)
Loss for the year					(100,238)

9. **SEGMENT INFORMATION** *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
Assets and liabilities at 31 March 2005					
ASSETS					
Segment assets	1,784,675	3,792	144,621	108,000	2,041,088
Interests in associates					635,729
Unallocated corporate assets					979,736
Consolidated total assets					3,656,553
LIABILITIES					
Segment liabilities	872,534	–	103	1,512	874,149
Borrowings					243,351
Unallocated corporate liabilities					283,062
Consolidated total liabilities					1,400,562

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000
Other information For the year ended 31 March 2005			
Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005	24,430	–	24,430
Capital expenditure	13,758	471	14,229
Depreciation and amortization	69,290	1,561	70,851
Impairment loss on goodwill arising on acquisition of an associate	–	177,446	177,446
Other non-cash expenses	42,876	31,280	74,156

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
For the nine months ended 31 December 2005					
REVENUE					
External sales	3,210,121	1,080,566	113,996	118,800	4,523,483
SEGMENT RESULT	105,185	20,189	(53,566)	12,307	84,115
Interest income					32,722
Unallocated corporate income, net					2,109
Finance costs					(50,952)
Share of results of associates					(20,032)
Impairment loss on goodwill arising on acquisition of an associate					(14,391)
Net gain on disposal of subsidiaries and associates					10,778
Impairment loss on trademark licenses					(164,667)
Loss before income tax					(120,318)
Income tax expense					(61,074)
Loss for the period					(181,392)

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
Assets and liabilities at 31 December 2005					
ASSETS					
Segment assets	2,179,160	1,079	128,894	–	2,309,133
Interests in associates					637,783
Unallocated corporate assets					1,422,096
Consolidated total assets					4,369,012
LIABILITIES					
Segment liabilities	1,237,316	–	1,255	–	1,238,571
Borrowings					893,950
Unallocated corporate liabilities					158,609
Consolidated total liabilities					2,291,130

	Trading of computer related products HK$'000	Trading of securities HK$'000	Corporate HK$'000	Consolidated HK$'000
Other information For the nine months ended 31 December 2005				
Capital expenditure	13,335	–	–	13,335
Depreciation and amortization	9,887	–	140	10,027
Impairment loss on trademark licenses	164,667	–	–	164,667
Impairment loss on goodwill arising on acquisition of interest in an associate	–	–	14,391	14,391

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
For the nine months ended 31 December 2004 (unaudited)					
REVENUE					
External sales	2,962,703	1,392,577	78,844	–	4,434,124
SEGMENT RESULT	164,604	20,807	57,025	–	242,436
Interest income					15,456
Unallocated corporate expenses					(13,491)
Finance costs					(14,224)
Share of loss of associates					(59,175)
Amortization of goodwill arising on acquisition of associates					(21,065)
Net loss on disposal of subsidiaries and associates					(16,270)
Profit before income tax					133,667
Income tax expense					(90,428)
Profit for the period					43,239

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000
Other information			
For the nine months ended 31 December 2004 (unaudited)			
Capital expenditure	7,519	12	7,531
Depreciation and amortization	49,960	2,145	52,105

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the PRC.

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market				
	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	HK$'000	HK$'000	HK$'000 (Unaudited)	HK$'000
North America	3,483,037	4,222,099	4,834,806	3,807,021	3,868,906
Europe	484,362	564,896	581,085	443,959	312,407
Others	195,405	238,935	260,568	183,144	342,170
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. SEGMENT INFORMATION *(Cont'd)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets				Additions to property, plant and equipment			
				As at				Nine months ended
		As at 31 March		31 December		Year ended 31 March		31 December
	2003	2004	2005	2005	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	1,265,517	1,249,153	1,349,581	1,758,593	4,359	1,742	501	183
North America	905,828	1,180,872	1,118,220	1,655,073	10,843	10,944	11,311	11,534
Europe	184,075	392,483	257,408	210,114	4,080	4,717	2,111	1,314
Taiwan	291,384	253,034	49,178	60,071	124	234	294	278
Others	269,756	404,195	462,365	402,987	41	89	12	25
	2,916,560	3,479,737	3,236,752	4,086,838	19,447	17,726	14,229	13,334

Intangible assets of HK$337,873,000, HK$428,019,000, HK$401,383,000 and HK$236,734,000 and deferred tax assets of HK$13,298,000, HK$35,480,000, HK$18,418,000 and HK$45,440,000 as at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

10. OTHER OPERATING INCOME

Other operating income included the following items:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Interest on bank deposits	720	2,938	1,427	2,913	1,771
Interest on loan receivables	37,287	18,283	21,130	12,473	30,866
Interest on loans from associates	639	1,507	94	70	85
Net exchange gain	18,974	31,467	324	–	–
Internet service income	5,262	3,363	3,096	2,484	366
Royalty income	3,063	2,722	2,787	2,127	1,147
Net unrealized holding gain on other investments	–	16,829	17,223	11,471	–
Net gain on disposal of investment securities	–	9,577	–	–	–
Rental income	–	11,568	27,672	20,685	19,821
Net gain on trading of derivatives financial instruments	–	–	15,100	15,100	–
Waiver of debt by a third party	–	–	14,415	–	–
Management fee income	5,778	8,138	3,573	2,311	2,409

11. OTHER OPERATING EXPENSES

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Net unrealized holding loss on other investments	26,482	–	–	–	–
Decrease in fair value of investments held for trading	–	–	–	–	75,215
Written off of long-term loan and interest receivable	10,821	–	–	–	–
Impairment loss on property, plant and equipment	1,305	–	–	–	–
Impairment loss on goodwill arising on acquisition of a subsidiary	–	4,598	–	–	–
Loss on disposal of investment securities	–	–	29,712	–	–
	38,608	4,598	29,712	–	75,215

12. FINANCE COSTS

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Interest on borrowings wholly repayable within five years:					
– Bank loans and overdrafts	10,458	12,070	5,722	5,011	12,051
– Other loans	20,360	13,229	11,875	8,739	38,562
– Finance leases	244	587	99	81	24
Interest on bank borrowings not wholly repayable within five years	607	554	502	393	315
	31,669	26,440	18,198	14,224	50,952

13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

a. For the year ended 31 March 2003, the directors of the Company reviewed the carrying value of goodwill arising on the acquisition of an associate, Ding Ing Technology Co., Ltd. ("Ding Ing"), which is established in Taiwan and was mainly engaged in the marketing of electronic products and other peripherals, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of Ding Ing. In view of the prevailing market condition, operating results and the discounted cash flow projections of Ding Ing, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

b. For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

c. For the nine months ended 31 December 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, PSC Corporation Ltd. ("PSCL"), which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Limited and was mainly engaged in supply of provisions and household consumer products, in previous year. The carrying amount of the goodwill has been allocated to the CGU for the segments of consumer business and healthcare business of PSCL.

The recoverable amounts of the CGU have been determined on the basis of value in use calculations. Their recoverable amounts are based on certain key assumptions. The value in use calculation of the two segments used cash flow forecasts derived from the most recent financial budgets for next three years using a discount rate of approximately 10%. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts.

After considering the current market condition and cash flow forecasts using a discount rate of approximately 10%, an impairment loss of HK$14,391,000 has been identified and recognized in the consolidated income statement.

14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Gain (loss) on disposal of subsidiaries	25	(1,282)	3,504	2,991	6,694
Gain on partial disposal of interest in a subsidiary	–	28,594	–	–	–
Net loss on deemed disposal of interests in associates	–	(16,935)	(19,251)	(19,251)	–
(Loss) gain on disposal of interests in associates	–	–	–	(10)	4,084
	25	10,377	(15,747)	(16,270)	10,778

15. INCOME TAX EXPENSE

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Current tax:					
Hong Kong Profits Tax					
Current tax	141	–	79	–	–
Overprovision in prior years	–	(112)	–	–	–
Overseas	31,773	46,378	100,157	129,339	87,984
	31,914	46,266	100,236	129,339	87,984
Deferred tax *(note 37)*					
Current year	286	(20,679)	17,161	(38,911)	(26,910)
Attributable to a change in tax rate	–	(118)	–	–	–
	286	(20,797)	17,161	(38,911)	(26,910)
	32,200	25,469	117,397	90,428	61,074

15. INCOME TAX EXPENSE *(Cont'd)*

The income tax expense for the Relevant Periods can be reconciled to the (loss) profit before income tax as in the consolidated income statements as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
(Loss) profit before income tax	(574,444)	135,245	17,159	133,667	(120,318)
Tax at applicable tax rate of 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%)	(228,629)	55,450	7,035	54,803	(49,330)
Tax effect of share of results of associates	14,465	24,539	26,612	24,262	8,213
Tax effect of income not taxable for tax purposes	(35,289)	(4,949)	(11,596)	(9,429)	(3,499)
Tax effect of expenses not deductible for tax purposes	154,753	66,915	93,530	(7,354)	85,800
Tax effect of tax losses not recognized	23,379	1,501	16,434	13,089	17,133
Utilization of tax losses not previously recognized	(63,843)	(43,228)	(7,308)	(3,602)	(3,665)
Utilization of deferred tax assets not previously recognized	22,307	(24,996)	(319)	1,520	(811)
Reversal of a deferred tax assets previously recognized	–	–	27,273	27,273	–
Recognition of unused tax loss which is not recognized in previous years	–	(24,483)	–	–	–
Overprovision in prior years	141	(112)	–	–	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	147,744	(26,273)	(31,551)	(11,997)	5,476
Increase in opening deferred tax liability resulting from an increase in tax rate	–	(118)	–	–	–
Others	(2,828)	1,223	(2,713)	1,863	1,757
Income tax expense for the year	32,200	25,469	117,397	90,428	61,074

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2004 and 2005 and for the nine months ended 31 December 2004 and 2005 and at 16% of the estimated assessable profit for the year ended 31 March 2003. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31 March 2004, and for the nine months ended 31 December 2004 and 2005 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

15. INCOME TAX EXPENSE *(Cont'd)*

For the nine months ended 31 December 2005, a major subsidiary operating in the USA provides for the USA Corporation tax at 41% (3.31.2003: 39.8%; 3.31.2004: 41%; 3.31.2005: 41%; 12.31.2004: 41%) on the assessable profit in the USA. As the major profit of the Group is contributed by this subsidiary, the tax reconciliation is prepared using 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%).

Income tax arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

16. (LOSS) PROFIT FOR THE YEAR/PERIOD

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
(Loss) profit for the year has been arrived at after charging (crediting):					
Staff costs (including directors' emoluments):					
Salaries and other benefits	151,729	170,261	170,850	125,098	121,871
Retirement benefits scheme contributions	3,854	3,160	3,178	2,391	2,320
	155,583	173,421	174,028	127,489	124,191
Depreciation and amortization:					
Amortization of intangible assets (included in administrative expenses)	14,338	44,137	51,066	38,300	605
Depreciation and amortization of property, plant and equipment	21,271	19,632	19,785	13,807	9,422
	35,609	63,769	70,851	52,107	10,027
Allowance for bad and doubtful debts	36,534	3,208	22,269	14,662	1,532
Allowance for loan receivables	22,056	16,653	8,338	5,469	-
Allowance (reversal of allowance) for margin loan receivables	2,429	5,300	(2,387)	-	620
Allowance for slow moving and obsolete inventories	12,277	24,679	25,588	3,084	19,449
Auditors' remuneration	7,003	9,204	8,490	4,778	5,620
Net realized loss (gain) on other investments/Loss on disposal of investments held for trading	83,926	(3,975)	(44,940)	(45,554)	(21,008)
Loss (gain) on disposal of property, plant and equipment	3,373	696	1,098	(258)	108

17. DIRECTORS' AND EMPLOYEES' REMUNERATION

(a) Directors' remuneration

The emoluments paid or payable to each of the 12 (31 March 2003: 13; 31 March 2004: 13; 31 March 2005: 12 and 31 December 2004: 12) directors were as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Chan Kwok Keung, Charles					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–
Yap, Allan					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	2,400	2,400	2,400	1,800	1,800
Retirement benefits scheme contributions	120	12	12	9	9
	2,520	2,412	2,412	1,809	1,809
Lui Siu Tsuen, Richard					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	1,150	1,426	1,378	1,050	1,104
Retirement benefits scheme contributions	92	92	92	69	70
	1,242	1,518	1,470	1,119	1,174

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Chan Kwok Hung					
Fees	–	–	–	–	–
Other emoluments:	–	–	–	–	–
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–
Fok Kin-ning, Canning					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–
Ip Tak Chuen, Edmond					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Cheung Hon Kit					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–
Kwok Ka Lap, Alva					
Fees	N/A	–	24	12	36
Other emoluments:					
Salaries and other benefits	N/A	–	–	–	–
Retirement benefits scheme contributions	N/A	–	–	–	–
	N/A	–	24	12	36
Wong King Lam, Joseph					
Fees	N/A	N/A	25	12	38
Other emoluments:					
Salaries and other benefits	N/A	N/A	–	–	–
Retirement benefits scheme contributions	N/A	N/A	–	–	–
	N/A	N/A	25	12	38
Yuen Tin Fan, Francis					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Sin Chi Fai					
Fees	N/A	N/A	N/A	N/A	–
Other emoluments:					
Salaries and other benefits	N/A	N/A	N/A	N/A	–
Retirement benefits scheme contributions	N/A	N/A	N/A	N/A	–
	N/A	N/A	N/A	N/A	–
Cheung Kwok Wah, Ken					
Fees					
Other emoluments:					
Salaries and other benefits	3,625	1,126	N/A	N/A	N/A
Retirement benefits scheme contributions	166	26	N/A	N/A	N/A
	3,791	1,152	N/A	N/A	N/A
Compensation for loss of office paid to a former director by the Company's subsidiary	–	625	N/A	N/A	N/A
	3,791	1,777	N/A	N/A	N/A
Tsang Link Carl, Brian					
Fees	–	–	–	–	N/A
Other emoluments:					
Salaries and other benefits	–	–	–	–	N/A
Retirement benefits scheme contributions	–	–	–	–	N/A
	–	–	–	–	N/A

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Ma Wai Man, Catherine					
Fees	–	–	N/A	N/A	N/A
Other emoluments:					
Salaries and other benefits	–	–	N/A	N/A	N/A
Retirement benefits scheme contributions	–	–	N/A	N/A	N/A
	–	–	N/A	N/A	N/A
Shih, Edith					
Fees	–	–	–	–	–
Other emoluments:					
Salaries and other benefits	–	–	–	–	–
Retirement benefits scheme contributions	–	–	–	–	–
	–	–	–	–	–
Ma Si Hang, Frederick					
Fees	–	N/A	N/A	N/A	N/A
Other emoluments:					
Salaries and other benefits	–	N/A	N/A	N/A	N/A
Retirement benefits scheme contributions	–	N/A	N/A	N/A	N/A
	–	N/A	N/A	N/A	N/A

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Directors' fees	–	–	49	–	74
Other emoluments:					
Salaries and other benefits	7,175	4,952	3,778	2,850	2,904
Retirement benefits scheme contributions	378	130	104	78	79
	7,553	5,082	3,931	2,928	3,057
Compensation for loss of office paid to a former director by the Company's subsidiary	–	625	–	–	–
	7,553	5,707	3,931	2,928	3,057

During the Relevant Periods and for the nine months ended 31 December 2004, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group.

None of the directors waived any emoluments during the Relevant Periods.

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

(b) Employees' remuneration

The emoluments of the five highest paid individuals of the Group included two directors of the Company for the year ended 31 March 2003, one director for each of the two years ended 31 March 2004 and 2005, one director for nine months ended 31 December 2004 and one director for nine months ended 31 December 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Salaries and other benefits	8,802	9,788	9,916	7,519	7,966
Performance related incentive payments	1,064	3,307	3,898	3,800	5,698
Retirement benefit scheme	50	381	252	169	185
Incentive payment on joining	–	–	–	–	–
	9,916	13,476	14,066	11,488	13,849

	Number of employees				
	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004 (Unaudited)	2005
HK$1,500,001 to HK$2,000,000	–	–	–	2	1
HK$2,000,001 to HK$2,500,000	1	2	2	1	2
HK$2,500,001 to HK$3,000,000	–	–	1	–	–
HK$3,000,001 to HK$3,500,000	–	1	–	–	–
HK$3,500,001 to HK$4,000,000	2	–	–	–	–
HK$5,500,001 to HK$6,000,000	–	1	–	1	–
HK$7,000,001 to HK$7,500,000	–	–	1	–	–
HK$7,500,001 to HK$8,000,000	–	–	–	–	1
	3	4	4	4	4

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

(b) Employees' remuneration *(Cont'd)*

During the Relevant Periods and nine months ended 31 December 2004, no emoluments were paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

18. DIVIDENDS

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share, 2003: HK2 cents per share, 2002: Nil)	–	3,206	11,193	11,193	13,418
Interim, paid – HK5 cents per share for 2004	–	8,015	–	–	–
Interim, proposed – HK4 cents per share with a scrip option	–	–	–	–	9,045
	–	11,221	11,193	11,193	22,463

19. (LOSS) EARNINGS PER SHARE

For the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005, the calculation of the basic (loss) earnings per share is based on the loss for the year/period attributable to equity holders of the parent of HK$648,620,000, profit of HK$13,300,000, loss of HK$161,862,000, profit of HK$4,094,000 (unaudited) and loss of HK$127,102,000, respectively, and on the weighted average number of shares in issue during the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005 of 160,303,174 shares, 164,239,677 shares, 198,244,118 shares, 189,936,529 shares and 224,286,960 shares, respectively.

The computation of diluted loss per share for the years ended 31 March 2003 and 2005 and the nine months ended 31 December 2005 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the year ended 31 March 2004 and for the nine months ended 31 December 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of these options is higher than the average market price per share for the year.

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended 31 March 2003, there is no significant impact on the basic loss per share for the year ended 31 March 2003. No restatement for basic loss per share has been made accordingly.

The following table summaries the impact on basic earnings per share as a result of:

(Loss) earnings per share – basic	**Year ended 31 March**			**Nine months ended 31 December**	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
Reported figures before adjustments	(4.05)	0.08	(0.81)	0.02	(0.44)
Adjustments arising from changes in accounting policies *(Note 3)*	–	–	(0.01)	–	(0.13)
Restated	(4.05)	0.08	(0.82)	0.02	(0.57)

20. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Moulds HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At 1 April 2002	48,901	43,569	5,160	70,149	8,111	175,890
Currency realignment	(55)	–	243	2,035	10	2,233
Additions	–	–	–	18,699	748	19,447
Disposals	–	–	(2,432)	(6,671)	(977)	(10,080)
At 31 March 2003	48,846	43,569	2,971	84,212	7,892	187,490
Currency realignment	331	–	–	3,473	9	3,813
Additions	–	–	–	16,518	1,208	17,726
Disposals	(3,155)	–	–	(6,061)	(3,047)	(12,263)
At 31 March 2004	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	1,103	–	–	(4,882)	37	(3,742)
Additions	–	–	–	13,528	701	14,229
Disposals and write off	–	–	–	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	–	–	–	(3,811)	–	(3,811)
At 31 March 2005	47,125	43,569	2,971	86,186	4,385	184,236
Currency realignment	(993)	–	–	(525)	(42)	(1,560)
Additions	–	–	–	13,085	250	13,335
Disposals and write off	–	–	–	(693)	(235)	(928)
Disposal of a subsidiary	–	–	–	(150)	–	(150)
At 31 December 2005	46,132	43,569	2,971	97,903	4,358	194,933
Analysis of cost or valuation:						
At 31 March 2003						
At cost	20,639	43,569	2,971	84,212	7,892	159,283
At valuation	28,207	–	–	–	–	28,207
	48,846	43,569	2,971	84,212	7,892	187,490
At 31 March 2004						
At cost	17,815	43,569	2,971	98,142	6,062	168,559
At valuation	28,207	–	–	–	–	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
At 31 March 2005						
At cost	18,918	43,569	2,971	86,186	4,385	156,029
At valuation	28,207	–	–	–	–	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
At 31 December 2005						
At cost	17,925	43,569	2,971	97,903	4,358	166,726
At valuation	28,207	–	–	–	–	28,207
	46,132	43,569	2,971	97,903	4,358	194,933

20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

	Land and buildings	Plant and machinery	Moulds	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
DEPRECIATION, AMORTIZATION AND IMPAIRMENT						
At 1 April 2002	7,223	34,454	3,375	36,277	2,819	84,148
Currency realignment	(1)	–	78	1,439	1	1,517
Provided for the year	1,090	3,413	1,225	13,742	1,801	21,271
Impairment loss recognized in the income statement	1,305	–	–	–	–	1,305
Eliminated on disposals	–	–	(1,723)	(2,920)	(220)	(4,863)
At 31 March 2003	9,617	37,867	2,955	48,538	4,401	103,378
Currency realignment	7	–	–	2,682	4	2,693
Provided for the year	1,012	1,470	7	15,968	1,175	19,632
Eliminated on disposals	(2,056)	–	–	(4,456)	(1,928)	(8,440)
At 31 March 2004	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	31	–	–	(4,262)	24	(4,207)
Provided for the year	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	–	–	–	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	–	–	–	(2,328)	–	(2,328)
At 31 March 2005	9,625	40,443	2,970	58,058	2,583	113,679
Currency realignment	(32)	–	–	(375)	(28)	(435)
Provided for the period	762	323	1	8,014	322	9,422
Eliminated on disposals and write off	–	–	–	(601)	(42)	(643)
Eliminated on disposal of a subsidiary	–	–	–	(86)	–	(86)
At 31 December 2005	10,355	40,766	2,971	65,010	2,835	121,937
NET BOOK VALUES						
At 31 December 2005	35,777	2,803	–	32,893	1,523	72,996
At 31 March 2005	37,500	3,126	1	28,128	1,802	70,557
At 31 March 2004	37,442	4,232	9	35,410	2,410	79,503
At 31 March 2003	39,229	5,702	16	35,674	3,491	84,112

20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The Group's land and buildings comprise

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Outside Hong Kong:				
Under medium-term leases in other regions of the PRC	25,978	25,050	24,122	23,426
Freehold in Taiwan	12,151	12,392	13,378	12,351
Under a medium-term lease in Macau	1,100	–	–	–
	39,229	37,442	37,500	35,777

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$21,862,000, HK$21,157,000, HK$20,452,000 and HK$19,923,000 at 31 March 2003, 2004, 2005 and 31 December 2005, respectively.

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$2,660,000, HK$1,985,000 and HK$510,000 at 31 March 2003, 2004 and 2005 respectively.

For the year ended 31 March 2004, the Group disposed of a property located in Macau at a consideration of HK$1,100,000. Accordingly, impairment loss of HK$1,305,000 has been recognized in respect of land and buildings for the year ended 31 March 2003 by reference to the subsequent selling price.

21. INTANGIBLE ASSETS

	Goodwill arising on acquisition before 1 January 2005	Goodwill arising on acquisition after 1 January 2005	Trademark licences	Patent	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note a)	*(note b)*	*(note c)*	*(note d)*	
COST					
At 1 April 2002	153,093	–	91,318	–	244,411
Additions	201,572	–	–	–	201,572
At 31 March 2003					
– as previously reported	354,665	–	91,318	–	445,983
– adjustment on adoption of SSAP 12 (Revised)	(1,982)	–	–	–	(1,982)
– as restated	352,683	–	91,318	–	444,001
Arising on acquisition of a subsidiary	4,598	–	–	–	4,598
Additions	–	–	190,000	8,065	198,065
Eliminated on partial disposal of shareholding in a subsidiary	(69,857)	–	–	–	(69,857)
At 31 March 2004	287,424	–	281,318	8,065	576,807
Arising on acquisition of additional interest in a subsidiary	–	24,430	–	–	24,430
At 31 March 2005	287,424	24,430	281,318	8,065	601,237
Eliminated against accumulated amortization upon the application of HKFRS 3	(143,946)	–	(54,631)	–	(198,577)
Additions	–	623	–	–	623
Impairment loss on trademark licences	–	–	(164,667)	–	(164,667)
At 31 December 2005	143,478	25,053	62,020	8,065	238,616
AMORTIZATION					
At 1 April 2002	76,190	–	15,600	–	91,790
Provided for the year	9,772	–	4,566	–	14,338
At 31 March 2003	85,962	–	20,166	–	106,128
Provided for the year	32,768	–	10,899	470	44,137
Impairment loss recognized in the consolidated income statement	4,598	–	–	–	4,598

21. INTANGIBLE ASSETS *(Cont'd)*

	Goodwill arising on acquisition before 1 January 2005 HK$'000 (note a)	Goodwill arising on acquisition after 1 January 2005 HK$'000 (note b)	Trademark licences HK$'000 (note c)	Patent HK$'000 (note d)	Total HK$'000
Eliminated on partial disposal of shareholding in a subsidiary	(6,075)	–	–	–	(6,075)
At 31 March 2004	117,253	–	31,065	470	148,788
Provided for the year	26,693	–	23,566	807	51,066
At 31 March 2005	143,946	–	54,631	1,277	199,854
Eliminated against cost upon the application of HKFRS 3	(143,946)	–	(54,631)	–	(198,577)
Provided for the period	–	–	–	605	605
At 31 December 2005	–	–	–	1,882	1,882
CARRYING VALUES					
At 31 December 2005	143,478	25,053	62,020	6,183	236,734
At 31 March 2005	143,478	24,430	226,687	6,788	401,383
At 31 March 2004	170,171	–	250,253	7,595	428,019
At 31 March 2003	266,721	–	71,152	–	337,873

Notes:

a. At 1 April 2002, the amount represented the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993.

For the year ended 31 March 2003, the addition of goodwill of approximately HK$201,572,000 attributed to the acquisition of an additional 14.9% interest in the Vendor. The goodwill is amortized over an average of seventeen years on a straight line basis.

For the year ended 31 March 2004, the addition of goodwill of approximately HK$4,598,000 attributed to the acquisition of the entire interest in Zhuhai Hanny and the Group has also reduced its interest in the Vendor by 23.5% and goodwill with net carrying amount of approximately HK$63,782,000 was released upon this reduction in interest accordingly.

21. INTANGIBLE ASSETS *(Cont'd)*

For the year ended 31 March 2004, the directors reviewed the carrying value of the goodwill arising on acquisition of Zhuhai Hanny of HK$4,598,000 and identified an impairment loss of HK$4,598,000 which was charged to the consolidated income statement.

Upon the adoption of HKFRS 3 from 1 April 2005 onwards, the Group has discontinued amortizing the above goodwill which arised from acquisition after 1 April 2001 and goodwill will be tested for impairment annually.

b. For the year ended 31 March 2005, the amount represents the goodwill on the acquisition of a further of 1.6% interest in the Vendor after 1 January 2005. The goodwill of approximately HK$24,430,000 is not subject to amortization in accordance with HKFRS 3.

For the nine months ended 31 December 2005, the addition of goodwill of approximately HK$623,000 attributed to the acquisition of the entire interest in Createsuccess and 83% equity interest in Sino Partner.

c. At 1 April 2002, the amount represented the acquisition of the "Memorex®" trademark licenses from Memorex Telex N.V. in 1999 and were amortized over twenty years on a straight line basis.

For the year ended 31 March 2004, the Group acquired the "Dysan" and "Precision" trademark licenses from an independent third party for a consideration of HK$190,000,000 with reference to the valuation performed by Grant Sherman Appraisal Limited, a firm of independent valuers. Trademark licenses are amortized over ten years on straight line basis. The Group is in the process of registration of the trademark licenses in the respective jurisdiction.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

d. The amount represents the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

For the nine months ended 31 December 2005, the impairment testing on the goodwill and trademark licenses are as follows:

	Goodwill *HK$'000*	Trademark licenses *HK$'000*
Trading of computer related products – "Memorex®" brand	167,908	62,020
Investment in port business in the PRC	623	–
Trading of computer related products – "Dysan" and "Precision" brand	–	164,667
	168,531	226,687

The carrying amounts of goodwill and trademark licenses are allocated to individual CGU of trading of computer related products under "Memorex®" as well as "Dysan" and "Precision" trade name, and long-term investment in port business in the PRC.

21. INTANGIBLE ASSETS *(Cont'd)*

The recoverable amounts of the CGU of trading of computer related products under "Memorex®" trade name is determined based on fair value less cost to sell calculation method, which the fair value is with reference to the initial consideration agreed at the Disposal whilst the cost to sell is with reference to the other terms of the Agreement. Given the current estimated net consideration of approximately HK$2,454,000,000, as set out in the announcement of the Company dated 26 January 2006, no impairment on the goodwill and trademark license is considered necessary.

The recoverable amounts of the CGU of trading of computer related products under "Dysan" and "Precision" trade name is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period from the acquisition date to 31 December 2005. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Based on cash flow forecasts derived from the most recent financial budgets for the next four years approved by management using a discount rate of 11.5%, impairment loss of HK$164,667,000 is identified and recognized in the consolidated income statement for the nine months ended 31 December 2005.

22. INTERESTS IN ASSOCIATES

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost of investment in associates which are:				
– listed in Hong Kong *(note a)*	–	508,994	508,994	508,994
– listed overseas	211,612	211,162	195,736	200,024
– unlisted	25,904	26,354	6,579	6,579
Share of post-acquisition losses and reserves, net of dividends received	(65,171)	(128,965)	(129,977)	(118,124)
Goodwill on acquisitions of associates less amortization *(note c)*	65,520	256,629	51,094	38,979
Negative goodwill arising on acquisition of an associate less realization *(note d)*	–	–	(225)	–
	237,865	874,174	632,201	636,452
Loans to associates less allowance *(note b)*	7,651	1,361	1,331	1,331
Amounts due from associates *(note b)*	25,846	30,874	2,197	–
	271,362	906,409	635,729	637,783
Fair value of listed shares	134,561	320,500	299,240	387,859

22. INTERESTS IN ASSOCIATES *(Cont'd)*

Notes:

a. *At 31 March 2003, an amount of approximately HK$698,400,000 included in investments in* securities represented the Group's 14.55% equity interest in CSHL. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, hotel operation, construction and related business, provision of package tours, transportation and other related services.

For the year ended 31 March 2004, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19,300,000. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates.

For the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 December 2005, the Group held 29.36% equity interest in CSHL.

b. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$7,516,000, HK$1,336,000 HK$1,331,000 and HK$1,331,000 at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively which bears interest at prevailing market rates, the remaining amount is interest free.

For the three years ended 31 March 2003, 2004 and 2005, the amounts due from associates are unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair values of the Group's loan to an associate and amounts due from associates as at the balance sheet dates, determined based on the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates, approximate to the carrying amounts of the receivables.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

c. Included in the investment in associates is goodwill of HK$65,520,000, HK$256,629,000, HK$51,094,000 and HK$38,979,000 as at 31 March 2003, 2004 and 2005 and 31 December 2005 arising on acquisition of associates during the Relevant Periods respectively. The movement of goodwill is set out below:

	HK$'000
COST	
Additions and balance at 31 March 2003	72,132
Additions	208,760
At 31 March 2004 and 2005	280,892
Elimination against accumulated amortization upon the application of HKFRS 3 (see Note 2)	(229,798)
Additions	2,276
At 31 December 2005	53,370
AMORTIZATION AND IMPAIRMENT	
Provided for the year and balance at 31 March 2003	6,612
Provided for the year	17,651
At 31 March 2004	24,263
Provided for the year	28,089
Impairment loss recognized for the year	177,446
At 31 March 2005	229,798
Elimination against cost upon the application of HKFRS 3 (see Note 2)	(229,798)
Impairment loss recognized for the period	14,391
At 31 December 2005	14,391
CARRYING VALUE	
At 31 December 2005	38,979
At 31 March 2005	51,094
At 31 March 2004	256,629
At 31 March 2003	65,520

Until 31 March 2005, goodwill had been amortized for a period of 10 years.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

d. Negative goodwill arising on acquisition of an associate:

	HK$'000
GROSS AMOUNT	
At 31 March 2003 and 2004	–
Additions	(233)
At 31 March 2005	(233)
Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)*	233
At 31 December 2005	–
REALIZATION	
At 31 March 2003 and 2004	–
Released during the year	(8)
At 31 March 2005	(8)
Elimination against gross amount upon the application of HKFRS 3 *(see Note 2)*	8
At 31 December 2005	–
CARRYING AMOUNT	
At 31 December 2005	–
At 31 March 2005	(225)
At 31 March 2004	–
At 31 March 2003	–

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over 10 years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 (see Note 2).

22. INTERESTS IN ASSOCIATES *(Cont'd)*

e. Details of the Group's principal associates at the respective balance sheet dates are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Proportion of equity interest attributable to the Group				Principal activities
			As at 31 March			As at December 31,	
			2003	2004	2005	2005	
			%	%	%	%	
CSHL	Corporate	Hong Kong	–	29.36	29.36	29.36	Investment holding
PSCL	Corporate	Singapore	27.45	27.45	21.71	24.26	Supply of household consumer products

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at 31 March 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of CSHL at 31 December 2003, 2004 and 2005, respectively and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the Relevant Periods or formed a substantial portion of the net assets of the Group at the end of each of the financial year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "Proposed Disposal"). The completion of the Proposed Disposal is subject to the completion of a proposed group reorganization by CSHL ("CSHL Reorganization").

On 19 April 2005, CSHL and the Company has jointly announced the details of the CSHL Reorganization which, if approved and implemented, will result in (i) CSHL continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investment; (ii) all other subsidiaries of CSHL carrying on property development and investment holding business, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investment Limited ("GDI") (a wholly owned subsidiary of CSHL) and its subsidiaries upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL on a record date to be fixed, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On the same date, the Group proposed to acquire an additional interest in GDI (the "Proposed Acquisition") subject to the completion of the CSHL Reorganization. The Proposed Acquisition was approved by the shareholders of the Company on 17 October 2005.

Details of the Proposed Disposal and Proposed Acquisition are set out in a circular of the Company dated 14 September 2005. The transaction has not yet been completed at the date of this report.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

f. The summarised financial information in respect of the Group's associates is set out below:

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	1,264,576	3,366,013	3,452,648	3,331,625
Total liabilities	(679,846)	(1,307,787)	(1,308,483)	(1,203,568)
Net assets	584,730	2,058,226	2,144,165	2,128,057
Group's share of net assets of associates	237,865	874,174	632,201	636,452

g.

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Revenue	926,817	756,681	898,270	715,748	630,559
Loss for the year/period	(170,131)	(491,459)	(184,410)	(192,213)	(55,664)
Group's share of loss of associates for the year/period	(36,367)	(59,857)	(64,909)	(59,175)	(20,032)

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of loss of these associates which were extracted from the relevant audited financial statements of associates are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Unrecognized share of losses of associates for the year/period	(19,230)	–	–	–	–
Accumulated unrecognized share of losses of associates	(19,230)	(19,230)	(19,230)	(19,230)	(19,230)

22A. AMOUNTS DUE FROM ASSOCIATES

The amounts are unsecured, interest free and are repayable on demand. The fair value of the amounts due from associates at 31 December 2005 was approximate to the corresponding carrying amount.

22B. AMOUNT DUE TO AN ASSOCIATE

The amount is unsecured, interest free and is repayable on demand. The fair value of the amount due to an associate at 31 December 2005 was approximate to the corresponding carrying amount.

23. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2003, 2004 and 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (See Note 2).

	Investment securities			Other investments			Total		
	As at 31 March			As at 31 March			As at 31 March		
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note a)	*(note b)*	*(note c)*						
Listed securities									
Hong Kong	698,407	–	–	108,548	126,114	131,563	806,955	126,114	131,563
Overseas	–	–	–	984	850	1,058	984	850	1,058
Unlisted securities									
Hong Kong	–	–	–	6,000	6,000	–	6,000	6,000	–
Overseas/PRC	204,573	188,890	123,348	78,388	–	–	282,961	188,890	123,348
Unlisted debt security									
Hong Kong *(note d)*	–	–	–	–	–	12,000	–	–	12,000
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969
Market value of listed securities	10,859	–	–	109,532	126,964	132,621	120,391	126,964	132,621
Carrying amount analyzed for reporting purposes as:									
Non-current	887,300	188,890	123,348	330	330	186	887,630	189,220	123,534
Current	15,680	–	–	193,590	132,634	144,435	209,270	132,634	144,435
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969

Note:

a. As at 31 March 2003, the listed investment securities represented a 14.55% interest in CSHL, whilst included in unlisted overseas investment securities was 8.04% interest in Fu Yang Investment Co., Ltd. ("Fu Yang") and 0.61% interest in an infrastructure company established in Taiwan which is mainly engaged in building up telecommunication network in Taiwan ("EBT"). Fu Yang is established in Taiwan on 21 April 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

b. For the year ended 31 March 2004, EBT was disposed of at a consideration of HK$15,000,000. A net loss of approximately HK$380,000 was recognized in the consolidated income statement.

   As at 31 March 2004, the amount represented the 8.04% interest in Fu Yang.

23. INVESTMENTS IN SECURITIES *(Cont'd)*

c. For the year ended 31 March 2005, interest in Fu Yang was disposed of at an aggregate consideration of approximately HK$150,000,000. A net loss on disposal of approximately HK$29,712,000 was recognized in the consolidated income statement.

As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.
- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠洲食品有限公司), which holds a piece of land in the PRC.
- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotel building and travelling business.

* As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

d. The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion).

24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 December 2005 analyzed as non-current assets, comprise:

	As at 31 December 2005 *HK$'000*
Listed investments:	
– Equity securities listed in Hong Kong *(note a)*	16,685
Unlisted securities:	
– Equity securities *(note b)*	121,165
– Debt securities *(note c)*	535,611
– Club memberships	4,938
Total	678,399

Notes:

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably. For the nine months ended 31 December 2005, the directors of the Company performed impairment review on these unlisted equity securities and no impairment loss is considered necessary.

24. AVAILABLE-FOR-SALE INVESTMENTS *(Cont'd)*

(c) For the nine months ended 31 December 2005, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as investments held for trading.

As at 31 December 2005, the fair value for the debt element and conversion option element were approximately HK$535,611,000 and HK$65,647,000 respectively. Accordingly, an increase in fair value of approximately HK$3,072,000 for the debt element and a decrease in fair value of approximately HK$51,813,000 for conversion option element were recognized in equity and profit and loss respectively.

25. LOAN RECEIVABLES

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate loan receivables	9,100	6,387	5,533	20,265
Floating-rate loan receivables	81,538	36,745	106,318	151,714
Interest free loan receivables	15,073	2,939	–	–
	105,711	46,071	111,851	171,979
Carrying amount analysed for reporting purposes:				
Within one year	95,523	41,173	111,851	171,979
In more than one year but not more than two years	2,351	4,898	–	–
In more than two years but not more than three years	7,837	–	–	–
	105,711	46,071	111,851	171,979

Included in the carrying amount of loans receivables as at 31 March 2003, 2004 and 2005 and 31 December 2005 is accumulated impairment loss of HK$28,056,000, HK$39,033,000, HK$39,633,000 and HK$39,633,000, respectively.

25. LOAN RECEIVABLES *(Cont'd)*

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate loan receivables:				
within one year	9,100	6,387	5,533	20,265

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
Effective interest rate:				
Fixed-rate loan receivables	3.6% to 10%	3.6% to 10%	3.6% to 10%	10% to 20%
Floating-rate loan receivables	5% to 7.1%	5% to 7%	5% to 7.3%	5.3% to 10.8%

The Group's loan receivables that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	US$	NTD
	$'000	*$'000*
As at 31 December 2005	712	40,619
As at 31 March 2005	712	78,000
As at 31 March 2004	823	–
As at 31 March 2003	809	–

The fair values of the Group's loan receivables as at the balance sheet dates, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to the carrying amounts of the receivables.

26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

For the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party ("Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

As at the date of report, the due diligence review of the acquisition of unlisted investment has not yet been completed pursuant to the Port Agreement. Accordingly, the conditions in the Port Agreement have not yet been fulfilled and the transaction has not yet been completed.

26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS *(Cont'd)*

For the nine months ended 31 December 2005, the Group paid an aggregate of approximately HK$155,175,000 as tender deposit to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions for the acquisition of the Potential Investments had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

27. OTHER ASSET

For the year ended 31 March 2004, the amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisals Limited, a firm of independent valuers, on an open market value basis as at 31 March 2004 and no impairment loss is identified.

For the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of other asset of approximately HK$2,515,000 was recognized in the consolidated income statement for the year ended 31 March 2005.

For the nine months ended 31 December 2005, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the Other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the nine months ended 31 December 2005.

28. INVENTORIES

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Raw materials	9,459	6,769	6,781	4,915
Work in progress	2,702	1,435	1,962	1,772
Finished goods	493,004	869,205	578,335	869,149
	505,165	877,409	587,078	875,836

Included above are raw materials of HK$371,000, HK$109,000, HK$74,000 and HK$312,000 and finished goods of HK$104,422,000, HK$269,854,000, HK$97,486,000 and HK$185,497,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively which are carried at net realizable value.

29. TRADE AND OTHER RECEIVABLES

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	463,138	736,279	653,637	1,034,394
Less: accumulated impairment	(65,374)	(51,254)	(61,854)	(78,955)
	397,764	685,025	591,783	955,439
Other receivables	88,845	53,795	174,494	112,322
Total trade and other receivables	486,609	738,820	766,277	1,067,761

29. TRADE AND OTHER RECEIVABLES *(Cont'd)*

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not yet due	354,824	624,041	548,407	831,989
Overdue within one month	26,561	52,433	25,996	109,303
Overdue between one to two months	6,916	2,099	4,561	2,016
Overdue more than two months	9,463	6,452	12,819	12,131
	397,764	685,025	591,783	955,439

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

30. INVESTMENTS HELD FOR TRADING

Investments held for trading at the respective balance sheet dates included:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed securities:				
– Equity securities listed in Hong Kong *(note a)*	–	–	–	41,429
– Equity securities listed elsewhere *(note a)*	–	–	–	21,818
Unlisted convertible notes *(note b)*	–	–	–	65,647
	–	–	–	128,894

(a) The fair values of these investments are determined based on the quoted market bid prices available on the relevant securities exchanges.

(b) The amount represented the conversion option element of the three convertible notes subscribed by the Group during the nine months ended 31 December 2005. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by B.I. Appraisals Limited, a firm of independent valuers.

31. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLE

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at 31 March 2003, 2004 and 2005 and 31 December 2005 approximate to the corresponding carrying amounts.

32. PLEDGED BANK DEPOSIT

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and is therefore classified as current asset.

The deposit carries variable interest rates ranging from 2.54% to 4.36%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

33. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$632,561,000, HK$827,620,000, HK$564,154,000 and HK$704,507,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

The following is an aged analysis of trade creditors at respective balance sheet date:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not yet due	319,505	445,088	417,919	524,123
Overdue within one month	99,484	116,373	74,518	134,279
Overdue between one to two months	35,422	50,321	27,951	24,491
Overdue more than two months	178,150	215,838	43,766	21,614
	632,561	827,620	564,154	704,507

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

34. BORROWINGS

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Borrowings comprise:				
Bank loans	237,468	205,641	82,010	362,725
Other loans	180,000	151,339	161,341	531,225
	417,468	356,980	243,351	893,950
Analyzed as:				
Secured	107,140	159,583	38,531	530,433
Unsecured	310,328	197,397	204,820	363,517
	417,468	356,980	243,351	893,950
The above amounts bear interest at prevailing market rates and are repayable as follows:				
Within one year or on demand	244,473	349,059	85,881	886,692
Between one and two years	165,238	266	149,751	407
Between two and five years	843	940	1,407	1,358
Over five years	6,914	6,715	6,312	5,493
	417,468	356,980	243,351	893,950
Amount due within one year and shown under current liabilities	(244,473)	(349,059)	(85,881)	(886,692)
Amount due after one year	172,995	7,921	157,470	7,258

34. BORROWINGS *(Cont'd)*

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate borrowings which due within one year	9,422	–	–	200,000

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings as follows:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
Effective interest rate:				
Fixed-rate borrowings	6.4%	N/A	N/A	1.5%
Variable-rate borrowings	2.6% to 7.5%	4.3% to 7.5%	2.3% to 7.3%	3.6% to 9.8%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	USD	NTD	RMB
	$'000	*$'000*	*$'000*
As at 31 December 2005	38,268	32,951	–
As at 31 March 2005	258	34,148	–
As at 31 March 2004	19,758	35,501	–
As at 31 March 2003	14,090	36,670	10,000

The fair values of the Group's borrowings at respective balance sheet dates approximate to the corresponding carrying amounts.

35. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments				Present value of minimum lease payments			
	As at 31 March			As at 31 December	As at 31 March			As at 31 December
	2003	2004	2005	2005	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases:								
Within one year	1,181	1,117	487	-	1,113	1,068	462	-
In the second to fifth year inclusive	1,868	536	-	-	1,557	462	-	-
	3,049	1,653	487	-				
Less: Future finance charges	(379)	(123)	(25)	-				
Present value of lease obligations	2,670	1,530	462	-	2,670	1,530	462	-
Less: Amount due for settlement within one year (shown under current liabilities)					(1,113)	(1,068)	(462)	-
Amount due for settlement after one year					1,557	462	-	-

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 12.51%, 9.32%, 6.92% and 6.92% for the year ended at 31 March 2003, 2004, 2005 and for the nine months ended 31 December 2005 respectively. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	NTD	**USD**
	$'000	*$'000*
As at 31 December 2005	–	–
As at 31 March 2005	–	59
As at 31 March 2004	–	197
As at 31 March 2003	252	336

The fair values of the above Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to their carrying amounts.

36. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and had no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet dates and, accordingly, the amount was classified as non-current.

37. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the Relevant Periods:

	Accelerated tax depreciation *HK$'000*	Tax losses *HK$'000*	Others *HK$'000*	Total *HK$'000*
At 1 April 2002				
– as originally stated	–	–	–	–
– adjustment on adoption of SSAP12 (Revised)	1,532	(15,264)	898	(12,834)
– as restated	1,532	(15,264)	898	(12,834)
Charge (credit) to the consolidated income statement for the year *(note 15)*	551	(491)	226	286
At 31 March 2003	2,083	(15,755)	1,124	(12,548)
Currency realignment	(57)	(1,922)	(20)	(1,999)
Credit to the consolidated income statement for the year *(note 15)*	(1,382)	(2,536)	(16,761)*	(20,679)
Effect of change in tax rate – charge (credit) to the consolidated income statement *(note 15)*	100	(255)	37	(118)
At 31 March 2004	744	(20,468)	(15,620)	(35,344)
Currency realignment	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(note 15)*	833	19,994	(3,666)*	17,161
Realized on disposal of a subsidiary	(459)	459	–	–
At 31 March 2005	1,033	(32)	(19,305)	(18,304)
Currency realignment	9	–	(34)	(25)
Charge (credit) to the consolidated income statement for the year *(note 15)*	(694)	–	(26,216)	(26,910)
At 31 December 2005	348	(32)	(45,555)	(45,239)

37. DEFERRED TAX *(Cont'd)*

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax assets	(13,298)	(35,480)	(18,418)	(45,440)
Deferred tax liabilities	750	136	114	201
	(12,548)	(35,344)	(18,304)	(45,239)

The Group has unused tax losses of HK$470,299,000, HK$363,848,000, HK$387,410,000 and HK$391,695,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$45,357,000, HK$69,488,000 HK$185,000 and HK$0 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$424,942,000, HK$294,360,000, HK$387,225,000 and HK$391,695,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

38. SHARE CAPITAL

	Number of shares	Value HK$'000
Authorized:		
At 1 April 2002 (Ordinary shares of HK$0.025 each)	26,000,000,000	650,000
Consolidation of shares of 40 into 1 *(note a)*	(25,350,000,000)	–
Adjustment of nominal value of shares *(note a)*	64,350,000,000	–
Cancellation of shares *(note a)*	(45,000,000,000)	(450,000)
At 31 March 2003, 2004 and 2005 and 31 December 2005 (Ordinary shares of HK$0.01 each)	20,000,000,000	200,000
Issued and fully paid:		
At 1 April 2002 (Ordinary shares of HK$0.025 each)	6,412,057,523	160,301
Exercise of warrants *(note b)*	70,595	2
Consolidation and adjustment of nominal value of shares *(note a)*	(6,251,824,916)	(158,700)
At 31 March 2003 (Ordinary shares of HK$0.01 each)	160,303,202	1,603
Issue of new shares *(note c)*	21,500,000	215
Exercise of share options *(note d)*	4,750,000	48
At 31 March 2004 (Ordinary shares of HK$0.01 each)	186,553,202	1,866
Issue upon scrip dividend *(note e)*	75,210	–
Issue of new shares *(note f)*	37,000,000	370
At 31 March 2005 (Ordinary shares of HK$0.01 each)	223,628,412	2,236
Issue upon scrip dividend *(note g)*	2,515,285	25
At 31 December 2005 (Ordinary shares of HK$0.01 each)	226,143,697	2,261

Notes:

(a) Pursuant to special resolutions passed in a special general meeting of the Company held on 17 March 2003:

(i) the shares of the Company were consolidated on the basis that every 40 issued and unissued shares of HK$0.025 each were consolidated into one share of HK$1.00 each;

(ii) the par value of the shares of the Company was reduced from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share;

(iii) the par value of the authorized but unissued shares of the Company was sub-divided into shares of HK$0.01 each; and the number of authorized but unissued shares was increased accordingly; and

(iv) the authorized share capital of the Company was reduced from HK$650,000,000 to HK$200,000,000 by the cancellation of 45,000,000,000 shares of HK$0.01 each.

(b) For the year ended 31 March 2003, 70,595 shares in the Company of HK$0.025 each were issued upon the exercise of 70,595 warrants at a price of HK$0.36 per share. The shares issued during the year rank pari passu with the then existing shares in all respects.

38. SHARE CAPITAL *(Cont'd)*

(c) On 28 January 2004, arrangements were made for a private placement to independent private investors of 21,500,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$4.00 per share representing a discount of approximately 8% to the closing price of HK$4.35 per share as quoted on the Stock Exchange on 28 January 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 21,500,000 new shares of HK$0.01 each in the Company at a price of HK$4.00 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 28 August 2003 and rank pari passu with other shares in issue in all respects.

(d) For the year ended 31 March 2004, 4,750,000 shares in the Company of HK$0.01 each were issued upon the exercise of 4,750,000 share options at subscription price of HK$2.9888 per share. The shares issued during the year ended 31 March 2004 rank pari passu with the then existing shares in all respects.

(e) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year ended 31 March 2005 rank pari passu with the existing shares in all respects.

(f) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

(g) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share. The shares issued during the period ended 31 December 2005 rank pari passu with the existing shares in all respects.

39. WARRANTS

In accordance with the conditions attaching to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an adjusted subscription price of HK$0.36 per share, subject to adjustment, at any time from the date of issue to 3 April 2002 (both days inclusive). On 3 April 2002, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 922,543,833 shares of HK$0.025 each in the Company, lapsed.

Details of the exercise of the Company's warrants during the year ended 31 March 2003 are set out in note 38.

40. RESERVES

Capital reserve represents the goodwill arising on acquisitions prior to 1 April 2001.

Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group. The goodwill reserve of HK$13,060,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the Transitional Provision of HKFRS 3.

40. RESERVES *(Cont'd)*

The contributed surplus of the Group at the respective balance sheet dates represented:

(i) the credit arising from the transfer of the share premium account of the Group as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

For the year ended 31 March 2003, movements in the contributed surplus of the Group represented:

(i) the entire amount of HK$1,974,565,000 standing to the credit of share premium account of the Group as at 19 February 2003 be cancelled and such amount be transferred to the contributed surplus account of the Group; and the credit arising from the reduction of the nominal value of the shares of the Company from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share pursuant to special resolutions passed at a special general meeting of the Company on 17 March 2003. Details of which are set out in the circular of the Company dated 21 February 2003; and

(ii) as reduced by an amount of HK$460,000,000 transferred to the deficit account to eliminate the accumulated losses of the Company as at 20 March 2003 pursuant to a resolution passed at a meeting of the directors of the Company on 20 March 2003.

41. ACQUISITION OF A SUBSIDIARY

For the year ended 31 March 2004, the Group acquired 100% of the issued share capital of Zhuhai Hanny for a consideration of HK$150,000,000.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was HK$4,598,000.

	Year ended 31 March 2004	**Nine months ended 31 December 2005**
	HK$'000	*HK$'000*
NET ASSETS ACQUIRED		
Other asset	150,000	-
Other payables	(4,598)	(15)
Other receivables	–	3,301
Available-for-sale investments	–	1
Minority interests	–	(559)
	145,402	2,728
Goodwill	4,598	623
Total consideration	150,000	3,351
SATISFIED BY:		
Cash	130,508	3,351
Deferred consideration	19,492	–
	150,000	3,351

42. DISPOSAL OF SUBSIDIARIES

	Year ended 31 March			Nine months ended 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NET ASSETS DISPOSED OF				
Property, plant and equipment	–	–	1,483	64
Interest in an associate	–	–	5,244	–
Investment in securities	–	78,388	–	–
Trade and other receivables	–	–	53	1,279
Amounts due from group companies	15,000	157,353	26,758	334
Bank balances and cash	2	5	92	179
Trade and other payables	–	–	(1,832)	(3,671)
Amounts due to group companies	–	(8,853)	(27,187)	(14)
Amount due to an associate	–	(1,433)	(146)	–
Tax payable	(13,027)	(22,531)	–	(214)
Minority interests	–	–	–	280
Amount due to a minority shareholder	–	–	–	(2,514)
	1,975	202,929	4,465	(4,277)
Currency translation reserve realized	–	(216)	7,842	583
Other reserves realized	–	–	(7,810)	–
Attributable capital reserve	–	556	(556)	–
	1,975	203,269	3,941	(3,694)
Gain (loss) on disposal of subsidiaries	25	(1,282)	3,504	6,694
	2,000	201,987	7,445	3,000
SATISFIED BY:				
Cash	2,000	–	7,445	3,000
Other payables	–	201,987	–	–
	2,000	201,987	7,445	3,000
Net cash inflow (outflow) arising from disposal of subsidiaries:				
Cash consideration	2,000	–	7,445	3,000
Bank balances and cash disposed of	(2)	(5)	(92)	(179)
	1,998	(5)	7,353	2,821

The subsidiaries disposed of during the Relevant Periods did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the Relevant Periods was not significant.

43. MAJOR NON-CASH TRANSACTIONS

For the year ended 31 March 2003, the major non-cash transactions were as follows:

(a) The Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000.

(b) The Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignment of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at 31 March 2003.

For the year ended 31 March 2004, the major non-cash transactions were as follows:

(a) The Group acquired Zhuhai Hanny for a consideration of HK$150,000,000. The remaining consideration of HK$19,492,000 was unsettled as at 31 March 2004.

(b) The Group disposed of certain subsidiaries of HK$201,987,000 of which HK$124,387,000 was set off by other payables of the same amount under a deed of assignment entered into between the Group and a relevant party. The remaining amount of HK$77,600,000 was satisfied by another payable of the same amount.

(c) The Group acquired trademark licences for a consideration of HK$190,000,000 which was partly satisfied by short-term loans receivable and other receivables of HK$40,699,000 and HK$81,871,000, respectively under various deeds of novation and agreements entered into between the Group and relevant parties, and was partly satisfied by cash of HK$20,000,000. The remaining consideration of HK$47,430,000 was unsettled as at 31 March 2004.

(d) The Group restructured certain of its short-term loans receivable of HK$42,165,000 and other receivables of HK$19,360,000 satisfied by the amount of other loans of HK$43,275,000 and other payables of HK$18,250,000, respectively under various deeds of novation entered into between the Group and relevant parties.

(e) The repayment of other receivables of HK$38,710,000 was satisfied by the other loans of HK$23,543,000 and interest payables of HK$15,167,000 under an agreement between the Group and relevant parties.

(f) The repayment of a short-term loan receivable of HK$22,866,000, an interest receivable of HK$1,290,000 and settlement of a payable of HK$24,000 was satisfied by a consideration for an acquisition of an investment of HK$24,180,000.

(g) Increase in the loan from an associate of HK$19,024,000 as a result of the acquisition of an associate and was subsequently set off by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

(h) The Group disposed of certain amount of other asset for a consideration of HK$16,000,000 which was satisfied by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

43. MAJOR NON-CASH TRANSACTIONS *(Cont'd)*

For the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

For the nine months ended 31 December 2005, the major non-cash transactions were as follows:

(a) The repayments of a short-term loan receivable and an other receivable of HK$25,590,000 and HK$5,770,000, respectively, from a related company were satisfied by the same amount of an investment held for trading.

(b) The repayment of other receivables of HK$169,647,000 was satisfied by short-term loan receivables and a short-term loan receivable from a related company of HK$118,800,000 and HK$50,847,000, respectively.

(c) The repayment of a short-term loan receivable from a related company of HK$12,479,000 was satisfied by the same amount of a short-term loan receivable.

44. CONTINGENT LIABILITIES

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to outsiders	11,674	–	–	–

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2004 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2004 and 2005 respectively to cover the possible damages as estimated by the Directors.

The Group has no contingent liabilities as at 31 December 2005.

44. CONTINGENT LIABILITIES *(Cont'd)*

The following contingent liabilities arise from interests in associates:

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of contingent liabilities of associates arising from guarantees given to banks in respect of bank facilities utilised by:				
– investees	–	9,758	4,551	2,349
– third parties	238,692	449	175	–
Other guarantees issued to				
– investees	–	236	9,037	–
– third parties	16,567	14,210	–	9,037
	255,259	24,653	13,763	11,386

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2002, 2003, 2004 and 2005.

45. OPERATING LEASE COMMITMENTS

The Group as lessee

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Minimum lease payments paid under operating leases during the year:				
Land and buildings	24,209	27,134	30,585	19,797
Property, plant and equipment	2,959	8,615	23,267	17,232
	27,168	35,749	53,852	37,029

45. OPERATING LEASE COMMITMENTS *(Cont'd)*

At the respective balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31 March 2003		As at 31 March 2004		As at 31 March 2005		As at 31 December 2005	
	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Operating leases which expire:								
Within one year	19,403	2,594	25,096	22,678	23,008	23,121	15,532	22,314
In the second to fifth year inclusive	50,733	3,018	79,900	41,721	75,368	19,521	44,966	6,682
Over five years	34,437	-	53,162	705	46,519	-	73,147	-
	104,573	5,612	158,158	65,104	144,895	42,642	133,645	28,996

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

The Group as lessor

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Rental income earned under operating leases during the year:				
Land and buildings	4,754	6,568	7,426	4,916
Property, plant and equipment	–	5,000	20,246	15,183
	4,754	11,568	27,672	20,099

45. OPERATING LEASE COMMITMENTS *(Cont'd)*

At the respective balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	As at 31 March 2003		As at 31 March 2004		As at 31 March 2005		As at 31 December 2005	
	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Operating leases which expire:								
Within one year	2,662	-	4,747	20,000	6,738	20,000	2,244	20,000
In the second to fifth year inclusive	9,780	-	18,109	35,000	24,594	15,000	8,605	-
Over five years	12,057	-	13,914	-	14,426	-	30,814	-
	24,499	-	36,770	55,000	45,758	35,000	41,663	20,000

The Group has committed tenants with lease term for a range of one to ten years.

46. SHARE OPTION SCHEME

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

46. SHARE OPTION SCHEME *(Cont'd)*

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 16,000,000, 21,800,000, 21,800,000 and 19,000,000, representing 9.98%, 11.69%, 9.75% and 8.40% of the shares of the Company in issue at 31 March 2003, 2004, 2005 and at 31 December 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the Relevant Periods:

2003 Share Option Scheme

Date of grant	Exercisable period	Exercise price *HK$*	Number of share options outstanding at 1.4.2004, 31.3.2004 and 31.3.2005
Directors			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
Employees			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
			12,800,000

46. SHARE OPTION SCHEME *(Cont'd)*

			Number of share options			
Date of grant	Exercisable period	Exercise period HK$	Outstanding at 1.4.2005	Transfer during the period *(Note)*	Cancelled/ lapsed during the period	Outstanding at 31.12.2005
Directors						
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(1,600,000)	-	4,800,000
Employees						
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	1,600,000	(2,800,000)	5,200,000
			12,800,000	-	(2,800,000)	10,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

2001 Share Option Scheme

			Number of share options		
Date of grant	Exercisable period	Exercise price HK$ *(note b)*	Outstanding at 1.4.2002	Adjustment due to consolidation of the Company's shares	Outstanding at 31.3.2003
Directors: *(note a)*					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	460,000,000	(448,500,000)	11,500,000
Employees:					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

Notes:

a. An employee who held 70,000,000 share options as at 1 April 2002 has been appointed as a director of the Company during the year ended 31 March 2003.

b. The exercise price of the share options was adjusted from HK$0.07472 to HK$2.9888 after the consolidation of the Company's shares during the year ended 31 March 2003 as set out in note 38.

46. SHARE OPTION SCHEME *(Cont'd)*

For the year ended 31 March 2004, total consideration received from the directors and employees for taking up the options granted was HK$13.

For the year ended 31 March 2005, no options were granted to or exercised by the directors or employees.

			Number of share options			
Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.4.2003	Exercised during the year	Cancelled/ lapsed during the year	Outstanding at 31.3.2004 and 31.3.2005
Directors						
31.8.2001	31.8.2001 to 30.8.2006	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
Employees						
31.8.2001	31.8.2001 to 30.8.2006	2.9888	4,500,000	(3,000,000)	(1,500,000)	-
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

The share options were exercised on 15 January 2004. The closing price of the Company's share immediately before the date on which the share options were exercised was HK$2.80.

			Number of share options		
Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.4.2005	Transfer *(Note)*	Outstanding at 31.12.2005
Directors					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000	(1,750,000)	7,250,000
Employees					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	-	1,750,000	1,750,000
			9,000,000	-	9,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

47. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

48. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other receivables	174,431	217,420	105,494	286,173
Listed securities of associates	59,148	75,199	88,467	265,790
Inventories	39,162	93,180	–	153,253
Land and buildings	30,818	12,392	13,378	12,351
Investments in securities	944	813	12,816	–
Available-for-sale investments	–	–	–	521,808
Investments held for trading	–	–	–	129,241
Bank deposits	19,226	–	20,014	20,591
	323,729	399,004	240,169	1,389,207

49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the Relevant Periods and nine months ended 31 December 2004, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet dates, details of which are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Substantial shareholder and its associates:					
Loan receivables of the Group at end of the year/period *(note a)*	67,997	167,365	224,233	172,843	186,019
Amount due from the Group at the end of the year/period *(note a)*	3,796	–	–	–	–
Loan payables of the Group at end of the year/period *(note a)*	165,000	149,333	149,333	149,333	321,225
Loans advanced by (repaid to) the Group during the year/period *(note a)*	224,875	140,541	56,868	(5,479)	(38,213)
Amount due to the Group at the end of the year/period *(note a)*	3,339	–	–	–	–
Interest received and receivable by the Group *(note a)*	4,789	3,015	12,066	8,587	17,822
Interest paid and payable by the Group *(note a)*	9,857	12,263	10,490	7,901	19,871
Disposal of a subsidiary *(note c)*	–	–	238	–	–
Management fee income *(note c)*	5,256	1,182	–	–	–
Acquisition of property, plant and equipment *(note c)*	3,000	13	–	–	–
Loans advanced to (repaid by) the Group during the year/period *(note a)*	172,000	(15,667)	–	–	(88,108)
Parking fee income *(note b)*	–	101	68	–	–
Rent paid and payable by the Group *(note b)*	1,023	1,283	1,298	958	1,836
Associates:					
Rental paid and payable by the Group *(note b)*	2,524	1,347	1,353	1,016	653
Interest received and receivable by the Group *(note a)*	639	1,507	94	70	85
Management fee income *(note c)*	9,336	6,677	3,608	2,704	2,409
Loans advanced by (repaid to) the Group during the year/period *(note a)*	6,400	(41,173)	–	–	–
Purchase of finished goods *(note b)*	76,894	–	–	–	–
Sales of finished goods *(note b)*	3,566	–	–	–	142
Rent received and receivable by the Group *(note b)*	405	232	232	162	162

49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES *(Cont'd)*

Details of balances with associates at the respective balance sheet date are set out in note 22.

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at terms by reference to market prices of similar transactions.

c. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,306,000, HK$6,441,000, HK$6,681,000 and HK$404,103,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

Save as disclosed above, there were no other significant transactions with related parties during the Relevant Periods and the nine months ended 31 December 2004 or no significant balances with them at the respective balance sheet dates.

50. SUBSEQUENT EVENTS

(a) On 19 January 2006, the Vendor has entered into the Agreement with the Purchaser, to dispose of interest in certain subsidiaries and the trademark licenses for an aggregate consideration which comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount (as defined in the Circular) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the Earnout Amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Vendor and the Disposed Companies to be disposed of by the Vendor and calculated on an agreed basis set out in the Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The Earnout Amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that the Purchaser transfers control of the Business at any time prior to 1 April 2009, the Purchaser will pay the Vendor an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

(i) Included in the net book value of intangible assets of the Group are the "Memorex®" trademark licences and other intangible assets relating to the Business amounting to HK$337,873,000, HK$244,352,000, HK$236,716,000 and HK$236,111,000 at 31 March 2003, 2004 and 2005 and 31 December 2005, respectively.

50. SUBSEQUENT EVENTS *(Cont'd)*

(ii) Included in the consolidated balance sheet of the Group are the assets and liabilities attributable to the Disposed Companies as at respective balance sheet dates which are presented on a combined basis after elimination of intra-entities balances:

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	23,938	25,661	25,926	31,258
Intangible assets	40,305	47,154	45,934	45,003
Deferred tax assets	13,298	34,281	18,026	45,440
	77,541	107,096	89,886	121,701
CURRENT ASSETS				
Inventories	484,710	844,329	568,876	868,868
Trade and other receivables	403,005	695,874	584,300	963,716
Tax recoverable	3,424	–	17,513	5,047
Bank balances and cash	62,367	17,841	159,165	17,468
Pledged bank deposit	19,226	–	–	–
	972,732	1,558,044	1,329,854	1,855,099
CURRENT LIABILITIES				
Trade and other payables	463,518	1,014,792	898,134	1,024,761
Tax payable	–	1,829	11,789	23,876
Borrowings – due within one year	89,505	151,418	–	292,902
Obligations under finance leases – due within one year	1,113	1,068	462	–
Bank overdrafts	–	–	28,362	–
	554,136	1,169,107	938,747	1,341,539
NET CURRENT ASSETS	418,596	388,937	391,107	513,560
TOTAL ASSETS LESS CURRENT LIABILITIES	496,137	496,033	480,993	635,261

50. SUBSEQUENT EVENTS *(Cont'd)*

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT LIABILITIES				
Obligations under finance leases and hire purchase contracts – due after one year	1,557	462	–	–
Amounts due to fellow subsidiaries	188,114	7,147	185	140,731
Amounts due to related companies	1,182	581	32	–
	190,853	8,190	217	140,731
TOTAL ASSETS AND LIABILITIES	305,284	487,843	480,776	494,530

(iii) Included in the consolidated income statement of the Group are the results attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Revenue	2,883,912	3,617,542	3,851,959	2,856,940	3,172,533
Cost of sales	(1,977,695)	(2,614,755)	(2,690,494)	(2,022,707)	(2,252,703)
Gross profit	906,217	1,002,787	1,161,465	834,233	919,830
Other operating income	41,462	72,697	20,320	15,069	8,420
Distribution and selling expenses	(674,758)	(679,804)	(756,765)	(561,433)	(682,977)
Administrative expenses	(115,972)	(145,498)	(160,283)	(107,646)	(115,854)
Other operating expenses	(89,329)	(13,549)	(212,185)	(149,280)	(76,388)
Finance costs	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
Profit before income tax	63,804	231,371	49,509	27,987	44,339
Income tax expense	(6,264)	(27,388)	(50,583)	(45,132)	(35,811)
Profit (loss) for the year/period	57,540	203,983	(1,074)	(17,145)	8,528

50. SUBSEQUENT EVENTS *(Cont'd)*

(iv) Included in the consolidated cash flow statement of the Group are the cash flows attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
OPERATING ACTIVITIES					
Profit before income tax	63,804	231,371	49,509	27,987	44,339
Adjustments for:					
Interest income	(9,348)	(12,023)	(9,683)	(7,221)	(2,601)
Interest expense and finance charges	3,816	5,262	3,043	2,956	8,692
Amortization of intangible assets	–	1,228	1,228	921	920
Allowance for slow moving and obsolete inventories	18,020	24,512	24,528	(2,857)	19,449
Depreciation and amortization of property, plant and equipment	12,465	13,252	11,623	8,942	7,437
Loss on disposal of property, plant and equipment	717	819	693	(30)	104
Operating cash flows before movements in working capital	89,474	264,421	80,941	30,698	78,340
(Increase) decrease in inventories	(62,617)	(358,732)	248,638	308,360	(320,473)
(Increase) decrease in trade and other receivables	(339)	(304,818)	97,521	(108,517)	(391,553)
(Increase) decrease in amounts due from fellow subsidiaries	(199,878)	(11,778)	20,730	(36,976)	66,205
(Decrease) increase in trade and other payables	(107,274)	507,811	(121,438)	(172,552)	128,066
Increase (decrease) in amounts due to fellow subsidiaries	257,579	(156,319)	(3,528)	150,221	91,183
Increase (decrease) in amounts due to related companies	1,182	(643)	(600)	–	(31)

50. SUBSEQUENT EVENTS *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Cash generated (used in) from operations	(21,873)	(60,058)	322,264	171,234	(348,263)
Interest and finance charges paid	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
Interest received	501	809	412	227	875
Tax paid	(19,977)	(41,263)	(41,370)	(27,202)	(37,683)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(45,165)	(105,774)	278,263	141,303	(393,763)
INVESTING ACTIVITIES					
Proceeds from disposal of property, plant and equipment	175	543	285	462	117
Purchase of property, plant and equipment	(12,001)	(15,651)	(13,586)	(7,351)	(13,069)
Purchase of intangible assets	–	(8,065)	–	–	–
NET CASH USED IN INVESTING ACTIVITIES	(11,826)	(23,173)	(13,301)	(6,889)	(12,952)
FINANCING ACTIVITIES					
Bank loans raised	400,046	423,969	700,528	677,203	591,624
Repayments of bank loans	(318,325)	(361,849)	(852,140)	(789,940)	(298,722)
Repayments of obligations under finance leases	(437)	(1,137)	(1,069)	(796)	(462)
(Increase) decrease in pledged bank deposits	(19,226)	19,226	–	–	–

50. SUBSEQUENT EVENTS *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
NET CASH FROM (USED IN) FINANCING ACTIVITIES	62,058	80,209	(152,681)	(113,533)	292,440
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,067	(48,738)	112,281	20,881	(114,275)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	53,927	62,367	17,841	17,841	130,803
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	3,373	4,212	681	558	940
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	62,367	17,841	130,803	39,280	17,468
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS					
Bank balances and cash	62,367	17,841	159,165	39,280	17,468
Bank overdrafts	-	-	(28,362)	-	-
	62,367	17,841	130,803	39,280	17,468

(v) According to the Agreement, the Vendor will cause each of the Disposed Companies to repay and discharge in full, if any and all intercompany balances and related company balances prior to the closing date as defined in the Circular.

(b) On 9 March 2006, the Group has entered into an agreement with Asset Manage Limited ("AML"), which is a wholly-owned subsidiary of Capital Strategic Investment Limited ("CSIL"), in which a substantial shareholder of the Company has 8.18% interest in CSIL, to purchase the entire issued share capital of Rapid Growth Profits Limited ("Rapid Growth") and all amounts due from Island Town Limited to AML at consideration of approximately HK$39 million. Rapid Growth is a company incorporated in the BVI and holds investment properties in Hong Kong.

II. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2005."

(ii) Management discussion and analysis

(a) For the year ended 31 March, 2005:

Set out below is the management discussion and analysis of the Group's results and financial review, and business and corporate developments extracted from the annual report of the Company for the year ended 31 March, 2005:

"Results and financial review

Results

For the year ended 31 March, 2005, the Group's audited consolidated loss before minority interests was HK$99.3 million (2004: profit of HK$93.8 million), which comprised of profit from operations of HK$319.5 million (2004: HK$228.8 million), finance costs of HK$18.2 million (2004: HK$26.4 million), share of net losses of associates of HK$59.7 million (2004: HK$73.5 million), amortization of goodwill arising on acquisition of associates of HK$28.1 million (2004: HK$17.7 million), realization of negative goodwill arising on acquisition of an additional interest in an associate of HK$2.1 million (2004: Nil), net loss on disposal of subsidiaries and associates of HK$15.7 million (2004: gain of HK$10.4 million), impairment loss on goodwill arising on acquisition of an associate of HK$177.4 million (2004: Nil) and income tax expense of HK$121.6 million (2004: HK$27.8 million).

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,977.7 million, increased by HK$240.4 million (6.4%) and segment result recorded HK$256.6 million, increased by HK$49.9 million (24.1%).

For trading of consumer electronic products, segment turnover amounted to HK$1,565.3 million, increased by HK$327.6 million (26.5%) and segment result recorded HK$24.8 million, increased by HK$3.0 million (13.6%).

For trading of securities, segment turnover amounted to HK$93.9 million, increased by HK$58.9 million (over 100%) and segment result recorded HK$77.3 million, increased by HK$56.5 million (over 100%).

For property development and trading, segment turnover amounted to HK$39.6 million, increased by HK$23.6 million (over 100%) and segment result recorded HK$2.1 million, decreased by HK$3.6 million (63.2%).

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made.

The results of the Group was critically turned from "Operating profit" into "Loss for the year" by the impairment loss on goodwill arising on acquisition of an associate this year. Due to the fact that the associate has been recording losses since it became our associate in last year, an impairment loss on goodwill of HK$177.4 million was considered appropriate at year end. The Group suffered net losses under "Share of results of associates" during the year of HK$59.7 million, a decrease by HK$13.7 million (18.7%).

Liquidity

Net bank and cash balances at 31 March, 2005 increased to HK$332.6 million (2004: HK$141.1 million), accounting for 23.7% (2004: 9.8%) of the net tangible asset value of the Group. The cash was mainly used for daily operations and repayment of bank loans during the year. The current ratio of the Group at 31 March, 2005 was 1.91 (2004: 1.39).

Financial Review

The net current assets of the Group at 31 March, 2005 increased by HK$485.7 million (75.2%) to HK$1,131.5 million (2004: HK$645.8 million).

Such increase was mainly attributable to the increase in bank balances and cash, short-term loan receivables, short-term loan receivables from related companies, trade and other receivables, and net tax payable of HK$191.5 million, HK$70.6 million, HK$56.8 million, HK$27.5 million and HK$69.6 million, respectively, at year end as compared to the previous year, and offset by the decrease in inventories, trade and other payables and borrowings of HK$290.3 million, HK$260.5 million and HK$263.8 million, respectively.

Other asset decreased from HK$145.1 million as at 31 March, 2004 to HK$108.0 million as at 31 March, 2005 as a result of the sale of the land development right at a consideration of HK$39.6 million during the year, with a profit of HK$2.1 million.

Inventories decreased from HK$877.4 million as at 31 March, 2004 to HK$587.1 million as at 31 March, 2005. This was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom of HK$372.3 million at the end of 2004, as management foresaw an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up in 2004 owing to the decrease in supply. Therefore, the Group made bulk purchases so as to negotiate favourable prices in 2004. Inventory levels as at 31 March, 2005 returned back to the normal levels.

Trade and other receivables increased from HK$738.8 million as at 31 March, 2004 to HK$766.3 million as at 31 March, 2005. The number of days for debtors turnover decreased from 50 days in 2004 to 38 days in the current year, which were similar to the levels the Group experienced in 2003.

Trade and other payables decreased from HK$1,272.3 million as at 31 March, 2004 to HK$1,011.8 million as at 31 March, 2005. The number of day for creditors turnover decreased from 78 days in 2004 to 54 days in current year. The decrease in creditors turnover days was mainly attributed to the early settlement of trade payables in lien of cash discount on goods purchased during the year.

At 31 March, 2005, total borrowings of the Group amounted to HK$293.3 million (2004: HK$384.2 million), of which HK$160.0 million (2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$82.0 million (2004: HK$205.7 million), other loans of HK$161.3 million (2004: HK$151.3 million), overdrafts of HK$47.0 million (2004: HK$23.3 million), obligations under finance leases of HK$0.5 million (2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.5 million (2004: HK$2.4 million). The decline in borrowings was due to the repayment of bank loans during the year in order to lower the finance costs.

Interests in associates

At 31 March, 2005, interests in associates amounted to HK$636.7 million (2004: HK$906.4 million), represented share of net assets of HK$582.3 million (2004: HK$617.5 million), goodwill on acquisition of an associate of HK$51.1 million (2004: HK$256.6 million), loan to an associate of HK$1.3 million (2004: HK$1.4 million) and amounts due therefrom of HK$2.2 million (2004: HK$30.9 million). The substantial decrease in balance was mainly due to the deemed disposals of certain associates with a total loss of HK$19.3 million, share of an associate's decrease in other reserves and losses, of HK$14.3 million and HK$59.7 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was impaired by HK$177.4 million at year end.

Pledge of assets

At 31 March, 2005, certain assets of the Group amounting to HK$240.2 million (2004: HK$399.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March, 2005 was significantly reduced to 16.2% (2004: 20.5%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At 31 March, 2005, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2004: Nil).

Employees and remuneration policies

As at 31 March, 2005, there were approximately 500 staff (2004: 700) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

Business and corporate developments

Placing and Subscription of Shares

On 23 November, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated 23 November, 2004 for details of such placing and subscription.

Disposal of Fu Yang Investment Co., Ltd. ("Fu Yang")

On 31 January, 2005, the Group entered into two sale and purchase agreements (the "Agreements") with 台固多媒體股份有限公司(the "Purchaser"), an indirect wholly owned subsidiary of 台灣固網股份有限公司(Taiwan Fixed Network Co., Ltd.) which is a publicly traded company on the Emerging Market (興櫃) in Taiwan. Pursuant to the Agreements, the Group agreed to sell and the Purchaser agreed to purchase 50,282,540 Fu Yang shares, representing approximately 8.04% in the issued share capital of Fu Yang. The consideration for the sale shares was approximately NT$636.7 million (approximately HK$150.3 million), equivalent to NT$12.7 (approximately HK$3.00) per Fu Yang share. The disposal constituted a discloseable transaction of the Company under the Listing Rules. The transaction was completed in March, 2005.

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and the acquisition of interests in Group Dragon Investments Limited ("GDI")

On 10 March, 2005, the Company and Paul Y.-ITC Construction Holdings Limited ("Paul Y.") entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited ("Nation Field"), which is a company owned by Mr. Gao Yang. Pursuant to the Share Sale Agreement, the Group conditionally agreed to dispose of an approximately 15.3% interest in CSHL after the completion by CSHL of a group restructuring involving, among others, the distribution of certain assets and businesses currently held by GDI, a

wholly-owned subsidiary of CSHL, to the shareholders of CSHL. Subsequent to the disposal, the Company will also make a voluntary general offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company. Details of the aforesaid transactions are set out in the joint announcement of CSHL, the Company and other parties to the transactions dated 19 April, 2005.

This transaction has not yet been completed as at the date of this report.

Subscription of convertible note of Cheung Tai Hong Holdings Limited ("CTH")

On 20 April, 2005, Loyal Concept Limited ("Loyal Concept"), an indirect wholly-owned subsidiary of the Company, and CTH entered into a subscription agreement (the "Subscription Agreement") regarding the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

Upon exercise of the conversion rights attached to the convertible note, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH, thereby triggering an obligation on the part of Loyal Concept under the Takeovers Code to make a mandatory offer for all the CTH shares. Depending on the number of further CTH shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH, the acquisition of such additional equity interests in CTH, when aggregated with the CTH conversion shares to be issued to Loyal Concept on exercise of the conversion rights attached to the convertible note in accordance with Rule 14.22 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rule"), constituted a very substantial acquisition for the Company under the Listing Rules. The subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH pursuant to the mandatory offer) were approved by the shareholders at the special general meeting of the Company held on 24 June, 2005.

Details of the transaction were set out in the circular of the Company dated 7 June, 2005.

The underwriting agreement and subscription of a convertible note of Ruili Holdings Limited ("Ruili")

On 21 April, 2005, the Company, Ruili and Tai Fook Securities Company Limited entered into an underwriting agreement (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share.

On the same date, the Company and Ruili entered into a convertible notes subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Company would subscribe for and Ruili would allot and issue to the Company the convertible notes in an aggregate principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to the adjustment from time to time.

Details of the transaction were disclosed in the circular of the Company dated 24 May, 2005."

(b) ***For the year ended 31 March, 2004:***

Set out below is the management discussion and analysis of the Group's results and financials review, and business and corporate developments extracted from the annual report of the Company for the year ended 31 March, 2004:

*"**Results and financial review***

Results

For the year ended 31 March, 2004, the Group's audited consolidated profit before minority interests was HK$93.8 million (2003: loss of HK$606.5 million, as restated), which comprised profit from operations of HK$228.8 million (2003: loss of HK$315.6 million), finance costs of HK$26.4 million (2003: HK$31.7 million), net gain on disposal of subsidiaries and associates of HK$10.4 million (2003: Nil), amortization of goodwill arising on acquisition of associates of HK$17.7 million (2003: HK$6.6 million), share of net losses of associates of HK$73.5 million (2003: HK$32.4 million) and taxation of HK$27.8 million (2003: HK$36.0 million, as restated). Impairment loss on goodwill arising on acquisition of an associate of HK$104.6 million and allowance for loan to associates of HK$79.6 million included in last year did not recur for the year ended 31 March, 2004.

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,737.3 million, increased by HK$762.1 million (25.6%) and segment result recorded HK$206.7 million, increased by HK$108.8 million (111.2%).

For trading of consumer electronic products, segment turnover amounted to HK$1,237.7 million, increased by HK$128.1 million (11.5%) and segment result recorded HK$21.9 million, increased by HK$1.7 million (8.4%).

For trading of securities, segment turnover amounted to HK$34.9 million, decreased by HK$43.1 million (55.2%) and segment result turned around to profit of HK$20.8 million from loss of HK$110.4 million.

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. In the wake of the gradual economic recovery from this year, the Group results turned around into profits.

Liquidity

Net bank and cash balances at 31 March, 2004 decreased to HK$141.1 million (2003: HK$221.4 million which accounted for 9.8% (2003: 15.9%, as restated) of the net tangible asset value of the Group. The cash was mainly used for daily operations and purchase of inventories in response to the improved sales performance during the year. The current ratio of the Group at 31 March, 2004 was 1.39 (2003: 1.40).

Financial Review

The net current assets of the Group at 31 March, 2004 increased by HK$168.4 million (35.3%) to HK$645.8 million (2003: HK$477.4 million).

Such increase was mainly attributable to the increase in inventory level of the subsidiaries in the United States and United Kingdom, from HK$505.2 million as at 31 March, 2003 to HK$877.4 million as at 31 March, 2004, as the management foresees an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up owing to the decrease in supply. Therefore, the Company made bulk purchase so as to bargain for favourable prices.

Trade and other receivables increased from HK$486.6 million as at 31 March, 2003 to HK$738.8 million as at 31 March, 2004. Debtors turnover day increased from 35 days in 2003 to 50 days in current year. Owing to the increasing demand of DVD, turnover of such product increased at the end of the year leading to the increase in trade receivable balance at year end.

Trade and other payables increased from HK$890.6 million as at 31 March, 2003 to HK$1,272.3 million as at 31 March, 2004. Creditors turnover day remained steady from 75 days in 2003 to 78 days in current year. The Company was able to maintain a stable credit period by having established a long-term relationship with its major suppliers and making bulk purchases during the year.

At 31 March, 2004, total borrowings of the Group amounted to HK$384.2 million (2003: HK$445.0 million), of which HK$10.8 million (2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$205.7 million (2003: HK$237.5 million), other loans of HK$151.3 million (2003: HK$180.0 million), overdrafts of HK$23.3 million (2003: HK$22.4 million), obligations under finance leases of HK$1.5 million (2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the year to lower the finance costs.

Interests in associates

At 31 March, 2004, interests in associates amounted to HK$906.4 million (2003: HK$271.4 million), represented share of net assets of HK$617.5 million (2003: HK$172.3 million), goodwill on acquisition of an associate of HK$256.6 million (2003: HK$65.5 million), loans to associates of HK$1.4 million (2003: HK$7.7 million) and amounts due therefrom of HK$30.9 million (2003: HK$25.9 million). The substantial increase in balance was mainly due to the further acquisition of an associate which was classified as investment in securities as at 31 March, 2003, resulting in the increase in share of net assets and goodwill.

Pledge of assets

At 31 March, 2004, certain assets of the Group amounted to HK$399.0 million (2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March, 2004 was slightly reduced to 20.5% (2003: 25.7%, as restated).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At 31 March, 2004, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider. At 31 March, 2003, the extent of such facilities was HK$11.7 million.

Employees and remuneration policies

At 31 March, 2004, there were approximately 700 staff (2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and some share options were granted during the year.

Business and Corporate Developments

Acquisition of shares in China Strategic Holdings Limited ("CSHL")

At 31 March, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL which is a listed company in Hong Kong. In September, 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates. Details shall refer to the circular of the Company dated 29 July, 2003. As at the date of this report, the Group's shareholding in CSHL was 29.36%.

Disposal of Shares in Memorex Holdings Limited ("Memorex Holdings")

On 25 October, 2003, the Group entered into a sale and purchase agreement (the "Agreement") with Global Media Limited (the "Purchaser"), a subsidiary of Investor Capital Partners – Asia Fund. Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly-owned subsidiary of Investor AB, which in turn is listed on the Stockholm Stock Exchange and is Sweden's largest investment holding company with a market capitalization of over US$6 billion. Pursuant to the Agreement, the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdings (which, following a reorganization, would represent an attributable interest of approximately 23.5% in Memorex International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39.9 million (equivalent to HK$311.2 million).

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings at the date of the completion.

Details of these transactions are set out in the circular of the Company dated 18 November, 2003.

Acquisition of Dysan and Precision trademarks

In November, 2003, the Group completed the purchase of the trademarks DYSAN and PRECISION at a consideration of HK$190 million. The acquisition of these brandnames enables the Group to further build on its intellectual property portfolio. Leveraging our established sales, marketing and distribution network for the Memorex® brand, the Group intends to expand its product offerings for Dysan and Precision branded products to target the different markets and end-users.

Acquisition of a land development project known as 珠海錦興產業園

In December, 2003, an indirect wholly-owned subsidiary of the Group entered into an agreement for acquisition of the entire interest in a company which had a co-operation agreement entered into an independent third party for the joint development of certain land located at Doumen District, Zhuhai City of the People's Republic of China (「珠海錦興產業園」). As at 31 March, 2004, a total of approximately HK$155.4 million was paid for obtaining certain parts of the land use right for land development, site formation and the exclusive development right to the 珠海錦興產業園.

Placing and Subscription of Shares

On 28 January, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 21,500,000 shares at the price of HK$4.00 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 21,500,000 new shares at the same price of HK$4.00 per share. Please refer to the Company's announcement of 28 January, 2004 for details of such placing and subscription."

(c) ***For the year ended 31 March, 2003:***

Set out below is the management discussion and analysis of the Group's results and financial review, and business and corporate developments extracted from the annual report of the Company for the year ended 31 March, 2003:

*"**Results and financial review***

Results

For the year ended 31 March, 2003, the Group's audited consolidated loss before minority interests was HK$606.2 million (2002: HK$77.7 million), which was mainly composed of net gain from trading of computer related and consumer electronic products before other operating expenses of HK$118.2 million (2002: HK$117.2 million), realized and unrealized holding loss on other investments of HK$110.4 million (2002: HK$120.5 million), impairment loss on investment securities and goodwill arising on acquisition of an associate of HK$427.9 million (2002: HK$15.7 million), finance costs of HK$31.7 million (2002: HK$58.1 million), net loss from gain on disposal of subsidiaries and associates and loss on allowance for loans to associates of HK$79.6 million (2002: gain of HK$5.6 million), share of net losses of associates of HK$32.4 million (2002: HK$3.5 million), amortization of goodwill arising on acquisition of an associate of HK$6.6 million (2002: Nil) and taxation of HK$35.8 million (2002: HK$2.7 million).

Turnover from trading of computer and consumer related products amounted to HK$4,084.8 million, increased by approximately 10.1% whereas that from securities was HK$78.0 million, decreased by 88.2%. The former growth raised gross profit of products trading by 30.4% but the loss of security trading dragged down the overall increase in gross profit to only 12.3%.

In respect of Memorex® trading business, it still enjoyed moderate growth despite the global deflation trend. This sales growth was due to our tight cost control on inventory pricing and promotional efforts made. On the other hand, the continuous slump of stock market further deteriorated the value of the Group's securities' portfolio, causing a tremendous loss on realized and unrealized securities and impairment loss on other unlisted securities.

Liquidity

Net cash balances at 31 March, 2003 stood at HK$221.4 million (2002: HK$233.1 million) accounted for 16.8% (2002: 11.1%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at 31 March, 2003 was 1.40 (2002: 1.56). Such decline was mainly attributed to the fund used for acquisition of an associate during the year.

At 31 March, 2003, total borrowings of the Group amounted to HK$445.0 million (2002: HK$656.8 million), of which HK$177.0 million (2002: HK$11.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$237.5 million (2002: HK$278.2 million), other loans of HK$180.0 million (2002: HK$297.0 million), overdrafts of HK$22.4 million (2002: HK$76.1 million), obligations under finance leases of HK$2.7 million (2002: HK$3.1 million) and amount due to a minority shareholder of HK$2.4 million (2002: HK$2.4 million). The significant drop in borrowings was due to the repayment of other loans during the year to lower the finance costs.

Pledge of assets

At 31 March, 2003, certain assets of the Group amounted to HK$323.7 million (2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March, 2003 was slightly reduced to 25.8% (2002: 29.2%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and U.S. Dollars. Yet some balances are recorded in British Pound or Euro Dollars. With the persistent depreciation of U.S. Dollars, certain exchange difference was resulted from translation. The Group will monitor more closely on such exchange rate fluctuations and take appropriate steps to cover its foreign currency exposures.

Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

The Group's total contingent liabilities at 31 March, 2003 was HK$11.7 million (2002: HK$9.4 million), in relation to guarantees given to a bank for facilities to a subsidiary. In addition, there were no margin clients' securities (2002: HK$516.8 million) pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at 31 March, 2003, there were approximately 800 staff (2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and no share options were granted during the year.

Business And Operations Review

Trading operations

During the year, Memorex® made significant achievements throughout the U.S., Europe and Canada despite the unfavorable global trading climate.

In the U.S., Memorex® once again maintained its leading market position in optical media for CD-R and successfully achieved the number one position for DVD. The Company shipped over 600 million CD-Rs last year to the U.S. customers. With the launch of new products such as a complete line of DVD recordable drives and USB flash drives this year, the Group anticipates strong growth in revenue during the coming year. Besides improving turnover, the U.S. operations also made efforts to improve customer service. To cater to the needs of its customers, it opened a third distribution center in Memphis, Tennessee to expand its logistics network. In addition, it plans to relocate the distribution center in Los Angeles to a new larger facility in year 2004.

The results in Europe are encouraging. During the year, our European operations continued to focus on gaining market shares. In the Dysan® business segment, turnover increased by 78% over the previous year. Part of this increase was due to a tripling in sales volumes for CD-R media. The Group expects a 60% growth in the Dysan® business segment next year as it continues to develop its core markets in Eastern Europe, Russia and South Africa and is developing new business through specialist consumable companies.

For the Memorex® business segment, the highlight for the year included gaining market shares in excess of 20% in Sweden, Turkey and Ireland, making Memorex® one of the top European brands in computer related products. During the year, the Group decided to consolidate its operations by withdrawing from the hardware market, which is characterized by volatile pricing and unpredictable margins. This strategic decision resulted in a more stable and controlled business for the Group. In addition, the German office was closed to streamline our cost base.

The brand position in Europe has been further strengthened by focusing on new channels such as independent specialists, such as photo and travel outlets, IT specialists and mass merchants. In addition, a range of customer specific promotional activities was introduced which have been very well received. Implementation of these strategies means that Memorex® Europe moves forward into the next year assured of even greater success with strong and improved margins and profitability.

In Canada, sales of Memorex® products increased by 20% from the previous year. The Group maintained its leading position in sales of video tape, audio tape and floppy diskettes. Furthermore, sales of Memorex® CD-R media reached number 2 in Canada last year. During the year, the Group appointed a very strong supplier for the new battery line and envisages that the sales will increase dramatically in the coming years.

Acquisitions And Dispositions

Acquisition of shares in China Strategic Holdings Limited

On 8 July, 2003, the respective boards of directors of the Company, Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSHL") jointly announced that Well Orient Limited and Calisan Development Limited each being an indirect wholly owned subsidiary of the Company and Paul Y. – ITC respectively (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway"), will make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSHL ("China Strategic Share") and HK$0.001 for each warrant of CSHL ("China Strategic Warrant"), other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSHL under the share option scheme adopted on 20 July, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

After the purchase on 9 July, 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of CSHL, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of The Hong Kong Code on Takeovers and Mergers.

The Offerors have notified CSHL that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSHL, the offer price for each China Strategic Share under the Offer is to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed CSHL that Kingsway, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Please refer to the joint announcements published on 9 July, 2003 and 22 July, 2003 respectively for details.

Disposal of shares in Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited)

On 23 November, 2002, Genius Ideas Limited (an indirect wholly-owned subsidiary of the Company) with other vendors entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media") (the "Sale and Purchase Agreement") whereby Genius Ideas Limited agreed to sell 79,470,000 shares and warrants in the aggregate amount of HK$16,329,000 in Leadership Publishing to Sun Media. On completion of the Sale and Purchase Agreement, Genius Ideas Limited has entered into the following agreements:–

(i) a deed of settlement with Leadership Publishing, Sing Pao Newspaper Company Limited and other vendors under which Genius Ideas Limited agreed to waive approximately HK$10,821,000 so as to reduce the total indebtedness to HK$14,694,000 (the "Reduced Loan"). The Reduced Loan together with interest thereon, shall only be due and repayment on the date ("Payment Date") falling on the expiry of 30 calendar months after the year end of any financial year of Leadership Publishing after the completion in respect of which Leadership Publishing has generated profits after taxation in its audited accounts, provided the relevant Payment Date shall not fall after the twentieth anniversary of the date of completion; and

(ii) a deed of assignment with Leadership Publishing, Sing Pao Newspaper Company Limited and Sun Media (or its nominee) to give effect to the assignment of HK$9,796,000 being part of the Reduced Loan to Sun Media (or its nominee). The consideration of such assignment will be satisfied by the issue and allotment of 97,960,000 new ordinary shares of HK$0.02 each in the capital of Sun Media at the expiry of 2 calendar years from the date of completion of the Sale and Purchase Agreement at an issue price of HK$0.10 per share (subject to adjustment).

Capital Reorganization

In March, 2003, the Company completed capital reorganization. Upon such reorganization, the par value of each issued and unissued shares of the Company was effectively reduced to HK$0.01 per share. The paid up share capital was reduced from HK$160,303,202.95 to HK$1,603,032.02 and the authorized share capital was reduced from HK$650 million to HK$200 million by cancellation of 45,000 million unissued reorganized shares. Please refer to the circular of the Company dated 21 February, 2003 for details.

Outlook

The results of our core business for fiscal year 2002/2003 continued to be encouraging amidst the current economic environment. The economies worldwide and locally have experienced a number of turbulent events in recent years. These events have gradually culminated to cause the unfavorable trading climates we are facing today. The Asian financial crisis in 1997 was followed by a global decline in financial stock markets as result of the crash of certain speculative high technology players. Soon, the growth and continuous spread of terrorism led to the destructive 911 attack in the U.S. in 2001. The recent U.S. invasion against Iraq and the outbreak of infectious diseases such as

birds' flu and SARS also caused uneasiness in financial markets around the world. These factors, coupled with heightened financial and securities reporting requirements created to combat corporate misconduct in the U.S. (as a result of corporate scandals from Enron and Worldcom etc.), have caused difficult and challenging business environments for companies worldwide. Under such circumstances, the Group, without exception, has been adjusting on certain investments in securities in line with the significant decline in fair value.

Despite these unfavorable circumstances, the Group is very proud of its core Memorex® trading business, which, through the implementation of sound strategies, has been able to weather the economic storms. The Group witnessed continuous and satisfactory growth in both market share and revenue this year. Notwithstanding this growth, the Group recognizes that to overcome the hurdles before us, the Group will need to adjust its management and business policies. For its investment portfolio, the Group intends to divest those investments with negative to zero cash flows as far as practicable and look for investments with stable growth and cash flows, similar to Provisions Suppliers Corporation Limited which the Group acquired in 2002.

Looking forward, the Company envisages continuous profit contribution to the Group from its core business and will keep pursuing its dominant dual business strategy towards geographic expansion of Asian markets and innovation in products. Notwithstanding the worldwide economic uncertainties, the Company is confident that our business will turn around from the dark time to a gleaming future with our solid and profit-making core business and adoption of new business plans."

2. STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 31 March, 2006, being the Latest Practicable Date for this statement of indebtedness prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$895,566,000 comprising secured borrowings of approximately HK$509,316,000 and unsecured borrowings of approximately HK$386,250,000. The secured borrowings of approximately HK$509,316,000 included bank borrowings of approximately HK$271,442,000, other borrowings of approximately HK$200,000,000, trust receipt loans of approximately HK$13,628,000, share margin financing loans of approximately HK$4,916,000 and bank overdrafts of approximately HK$19,330,000. The unsecured borrowings of approximately HK$386,250,000 included unsecured bank borrowings of approximately HK$32,000, unsecured other borrowings of approximately HK$362,046,000, unsecured trust receipt loans of approximately HK$10,903,000, unsecured bills payable of approximately HK$253,000, and unsecured bank overdrafts of approximately HK$13,016,000.

Pledge of assets and guarantees

At the close of business on 31 March, 2006, the secured borrowings are secured by certain of the Group's assets of approximately HK$1,328,831,000.

At the close of business on 31 March, 2006, the Group's banking and other facilities were also secured by personal guarantee given by a director of the Company, corporate guarantee from the Company, and, joint guarantee by the Company and a director of the Company amounting to approximately HK$400,000,000, HK$191,426,000 and HK$4,279,000, respectively.

Debt securities

At the close of business on 31 March, 2006, the Group had no debt securities.

Contingent liabilities

At the close of business on 31 March, 2006, the Group had no contingent liabilities.

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 March, 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease commitments, guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 31 March, 2006.

Subsequent to 31 March, 2006, the Group had completed a very substantial disposal transaction, whereby the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "Vendor"), disposed of the Vendor's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and disposed of the Vendor's trademark license and other assets relating to the marketing and sale of electronic data storage business under the trade name "Memorex®", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data engaged by the Vendor and the Disposed Companies.

At the close of business on 31 March, 2006, the Disposed Companies had outstanding secured bank borrowings of approximately HK$170,698,000. The secured bank borrowings were secured by certain of the Disposed Companies' assets of approximately HK$257,368,000. The banking facilities of the Disposed Companies were also secured by corporate guarantee from the Company amounting to approximately HK$2,831,000.

3. WORKING CAPITAL

Taking into account the Group's internal resources, the effect of the Subscription and presently available banking and other facilities and in the absence of unforeseen circumstances, the Directors are of the opinion that the Group will have sufficient working capital to meet its present requirement and for the next twelve months from the date of this circular.

4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2005 (being the date to which the latest published audited accounts of the Company were made up) up to and including the Latest Practicable Date.

1. FINANCIAL SUMMARY

Set out below is a summary of the audited financial information of the CTH Group for the three years ended 31st March, 2005 and the unaudited financial information of the CTH Group for the six months ended 30th September, 2005 and six months ended 30th September, 2004 extracted from the relevant annual reports and interim reports of CTH:

	For the year ended 31st March,			For the six months ended 30th September,	
	2005	2004	2003	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	(Unaudited)
Results					
Turnover	379,396	63,514	41,276	426,380	175,398
Cost of sales	(259,478)	(55,429)	(38,742)	(370,651)	(125,505)
Allowance for properties held for sale	–	(6,006)	–	–	–
Gross profit	119,918	2,079	2,534	55,729	49,893
Profit (loss) from operations	19,140	(22,236)	(59,122)	(7,001)	3,460
Finance costs	(7,379)	(15,585)	(5,156)	(9,940)	(4,011)
Loss on disposal of discontinuing operations	–	–	(713)	–	–
Gain (loss) on disposal of subsidiaries	–	30	(341)	–	–
Profit (loss) before taxation	11,761	(37,791)	(65,332)	(16,941)	(551)
Taxation	(1,823)	–	–	(819)	(466)
Profit (loss) before minority interests	9,938	(37,791)	(65,332)	(17,760)	(1,017)
Minority interests	–	8,179	13,776	–	–
Profit (loss) for the year	9,938	(29,612)	(51,556)	(17,760)	(1,017)
Earnings (loss) per share					
– Basic	6.2 cents	(25.0 cents)	(45.0 cents)	(4.4 cents)	(0.8 cents)
– Diluted	5.0 cents	N/A	N/A	N/A	N/A

	For the year ended 31st March,			As at 30th September,	
	2005	**2004**	**2003**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	(Unaudited)
Assets and liabilities					
Non-current assets	89,648	8,580	19,360	77,944	92,784
Current assets	388,865	223,681	329,518	1,363,781	251,510
Total assets	478,513	232,261	348,878	1,441,725	344,294
Current liabilities	139,162	102,085	193,078	126,646	184,140
Non-current liabilities	95,744	–	–	903,299	30,112
Total liabilities	234,906	102,085	193,078	1,029,945	214,252
Minority interests	–	–	(1,812)	924	–
Net assets attributable to Shareholders	243,607	130,176	157,612	410,856	130,042

2. AUDITED FINANCIAL INFORMATION

(i) Audited financial statements

The following is the reproduction of the text of the audited consolidated financial statements of CTH together with the accompanying notes contained in pages 19 to 72 of the annual report of CTH for the year ended 31st March, 2005:

"CONSOLIDATED INCOME STATEMENT

		For the year ended 31st March,	
		2005	2004
	Notes	*HK$'000*	*HK$'000*
Turnover	4	379,396	63,514
Cost of sales		(259,478)	(55,429)
Allowance for properties held for sale		–	(6,006)
Gross profit		119,918	2,079
Other operating income		2,139	7,267
Gain (loss) on disposal of investments in securities		30	(13,059)
Doubtful debts (provided) recovered		(1,729)	20
Distribution costs		(57,942)	–
Administrative expenses		(34,215)	(11,383)
Other operating expenses		(567)	–
Amortisation of goodwill		(1,051)	–
Unrealised holding (loss) gain on other investments		(4,226)	1,640
Loss on disposal of investment properties		(3,217)	–
Deficit arising on revaluation of investment properties		–	(8,800)
Profit (loss) from operations	5	19,140	(22,236)
Finance costs	6	(7,379)	(15,585)
Gain on disposal of subsidiaries		–	30
Profit (loss) before taxation		11,761	(37,791)
Taxation	8	(1,823)	–
Profit (loss) before minority interests		9,938	(37,791)
Minority interests		–	8,179
Profit (loss) for the year		9,938	(29,612)
Earnings (loss) per share	9		
– Basic		6.2 cents	(25.0 cents)
– Diluted		5.0 cents	N/A

CONSOLIDATED BALANCE SHEET

	Notes	At 31st March, 2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	10	–	8,200
Property, plant and equipment	11	65,748	380
Intangible assets	13	2,015	–
Goodwill	14	21,885	–
Interest in an associate	15	–	–
		89,648	8,580
Current assets			
Inventories	16	59,280	–
Properties held for sale, at net realisable value		58,536	116,846
Investments in securities	17	10,289	16,388
Loan receivables	18	31,500	–
Debtors, deposits and prepayments	19	38,280	10,311
Pledged bank deposits		3,000	–
Bank balances and cash		187,980	80,136
		388,865	223,681
Current liabilities			
Creditors and accrued charges	20	62,952	7,641
Tax payable		1,041	–
Obligations under a finance lease			
– due within one year	21	23	–
Promissory note payables	22	13,000	–
Bank and other borrowings			
– due within one year	23	62,146	94,444
		139,162	102,085
Net current assets		249,703	121,596
Total assets less current liabilities		339,351	130,176

		At 31st March,	
		2005	2004
	Notes	*HK$'000*	*HK$'000*
Non-current liabilities			
Obligations under a finance lease			
– due after one year	21	119	–
Bank and other borrowings			
– due after one year	23	5,625	–
Convertible note payables	25	90,000	–
		95,744	–
		243,607	130,176
Capital and reserves			
Share capital	26	3,610	1,277
Reserves		239,997	128,899
		243,607	130,176

BALANCE SHEET

		At 31st March,	
		2005	**2004**
	Notes	*HK$'000*	*HK$'000*
Non-current assets			
Property, plant and equipment	11	3	4
Interests in subsidiaries	12	104,428	65,535
		104,431	65,539
Current assets			
Debtors and prepayments		221	1,393
Loan receivable	18	10,500	–
Bank balances and cash		153,190	383
		163,911	1,776
Current liabilities			
Creditors and accrued charges		1,601	717
Promissory note payables	22	6,500	–
Other borrowings – due within one year	23	7,940	600
		16,041	1,317
Net current assets		147,870	459
Total assets less current liabilities		252,301	65,998
Non-current liability			
Convertible note payables	25	90,000	–
		162,301	65,998
Capital and reserves			
Share capital	26	3,610	1,277
Reserves	28	158,691	64,721
		162,301	65,998

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March, 2005

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Other reserve HK$'000 (note)	Special reserve HK$'000 (note)	Translation reserve HK$'000	(Deficit) accumulated profit HK$'000	Total HK$'000
At 1st April, 2003	234,375	334,999	646	-	(8,908)	-	(403,500)	157,612
Capital reorganisation								
- capital reduction (*note 26(1a)*)	(233,203)	-	-	233,203	-	-	-	-
- cancellation of share premium (*note 26(1d)*)	-	(334,999)	-	334,999	-	-	-	-
- set-off against deficit (*note 26(1)*)	-	-	-	(535,894)	-	-	535,894	-
Exercise of share options (*note 26(2)*)	105	2,071	-	-	-	-	-	2,176
Loss for the year	-	-	-	-	-	-	(29,612)	(29,612)
At 31st March, 2004	1,277	2,071	646	32,308	(8,908)	-	102,782	130,176
Exchange differences arising on operations outside Hong Kong and gain not recognised in the income statement	-	-	-	-	-	627	-	627
Exercise of share options (*note 26(2)*)	12	227	-	-	-	-	-	239
Issue of shares (*note 26(3)*)	1,750	78,500	-	-	-	-	-	80,250
Conversion of convertible notes (*note 26(4)*)	571	24,429	-	-	-	-	-	25,000
Expenses incurred in connection with issue of shares	-	(2,623)	-	-	-	-	-	(2,623)
Profit for the year	-	-	-	-	-	-	9,938	9,938
At 31st March, 2005	3,610	102,604	646	32,308	(8,908)	627	112,720	243,607

Note: Other reserve of the Group represents net balance from capital reduction, cancellation of share premium and set-off against the deficit pursuant to the capital reorganisation on 15th April, 2003.

The special reserve of the Group represents the difference between the nominal value of the share capital of the subsidiaries acquired and the nominal amount of the share capital of the Company issued as consideration under the group reorganisation in 1994.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	For the year ended 31st March, 2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES			
Profit (loss) from operations		19,140	(22,236)
Adjustments for:			
Allowance for properties held for sale		–	6,006
Allowance for amount due from associate		17	–
Amortisation of intangible assets		71	–
Amortisation of goodwill		1,051	–
Interest income		(595)	(5,720)
Depreciation and amortisation of property, plant and equipment		8,836	183
Doubtful debts provided (recovered)		1,729	(20)
Loss (gain) on disposal of property, plant and equipment		66	(1,053)
Deficit arising on revaluation of investment properties		–	8,800
(Gain) loss on disposal of investments in securities		(30)	13,059
Loss on disposal of investment properties		3,217	–
Write-off of intangible assets		645	–
Unrealised holding loss (gain) on other investments		4,226	(1,640)
Release of negative goodwill		(2,224)	(747)
Operating cash flows before movements in working capital		36,149	(3,368)
Increase in amount due from associate		(17)	–
Decrease in inventories		1,073	–
Decrease in properties held for sale		60,534	41,144
Increase in debtors, deposits and prepayments		(4,514)	(884)
Increase (decrease) in creditors and accrued charges		4,900	(5,431)
Cash generated from operations		98,125	31,461
Overseas taxation paid		(768)	–
Interest paid		(4,261)	(16,899)
Loan arrangement fees paid		–	(1,800)
NET CASH FROM OPERATING ACTIVITIES		93,096	12,762

	Notes	For the year ended 31st March, 2005 HK$'000	2004 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of investment properties		4,983	–
Proceeds from disposal of investments in securities		1,903	10,376
Interest received		296	5,720
Proceeds from disposal of property, plant and equipment		476	2,850
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	29	–	10
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	30	(22,861)	–
Increase in loan receivables		(31,500)	–
Purchase of property, plant and equipment		(3,081)	–
Increase in pledged bank deposits		(3,000)	–
Development cost incurred		(1,467)	–
Acquisition of investments in securities		–	(5,170)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(54,251)	13,786
FINANCING ACTIVITIES			
Proceeds from issue of convertible notes		100,000	–
New bank and other borrowings raised		96,225	59,016
Proceeds from issue of shares		80,489	2,176
New loans from minority shareholders of a subsidiary		–	15,309
Repayment of bank and other borrowings		(205,596)	(143,025)
Expenses paid in connection with issue of shares		(2,623)	–
Repayment of obligations under a finance lease		(16)	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		68,479	(66,524)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		107,324	(39,976)
CASH AND CASH EQUIVALENTS AT 1ST APRIL		80,136	120,112
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		520	–
CASH AND CASH EQUIVALENTS AT 31ST MARCH, represented bank balances and cash		187,980	80,136

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st March, 2005

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on the Stock Exchange.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 37.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In year 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations". The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and certain investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of associates is included with the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill is presented separately in the balance sheet as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Interests in subsidiaries

Interests in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interest in an associate

The consolidated income statement includes the Group's share of the post-acquisition results of its associate for the year. In the consolidated balance sheet, interest in an associate is stated at the Group's share of the net asset of the associate, less any identified impairment losses.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Services income is recognised when services are provided.

Income from properties held for sale is recognised on the execution of binding sales agreement.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance, from properties under operating leases, is recognised on a straight-line basis over the terms of the relevant lease.

Profits and losses arising on trading in securities are recognised on a trade-date basis.

Dividend income from investments is recognised when the right to receive payment has been established.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the

deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a surplus subsequently arises, the surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the term of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off items of property, plant and equipment, over their estimated useful lives, using the straight line method, at the following rates per annum:

Land use rights	Over the terms of the relevant right
Leasehold land and leasehold improvements	Over the terms of the lease
Buildings	4% or over the remaining terms of the relevant lease, if shorter
Plant and machineries	5% – 15%
Furniture, fixtures and equipment	10% – $33^{1}/_{3}$%
Motor vehicles	10% – 20%

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are carried at fair value, with unrealised gains and losses included in net profit or loss for the year.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to estimated sales proceeds less estimated selling expenses.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Convertible notes

Convertible notes are separately disclosed and regarded as liabilities unless conversion actually occurs.

Assets held under finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rental expenses are charged to the income statement on a straight line basis over the relevant lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Loan arrangement fees represent expenses incurred in obtaining long-term secured bank loan facilities. Such expenses are deferred and amortised to the income statement over the repayment term of the loan on a straight-line basis to provide a constant periodic rate of charge.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxation profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

The pension costs charged to the income statement represent the contributions payable in the current year to the Group's Mandatory Provident Fund Scheme and defined contribution retirement scheme.

4. TURNOVER

Turnover represents the aggregate of the net amounts received and receivable from third parties, less returns and allowance and is summarised as follows:

	2005	2004
	HK$'000	*HK$'000*
Sale of properties	91,609	47,276
Trading of motorcycles	11,737	15,864
Medicine and health food	275,952	–
Rental income	98	374
	379,396	63,514

The outgoings arising from rental income were negligible in both years.

5. PROFIT (LOSS) FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
Profit (loss) from operations has been arrived at after charging:		
Auditors' remuneration		
– current year	1,310	653
– underprovision in previous year	75	249
	1,385	902
Staff costs, including directors' emoluments	40,992	3,933
Retirement benefits scheme contributions, net of forfeited contributions of HK$65,000 (2004: HK$77,000)	1,768	23
Total staff costs	42,760	3,956
Less: Amount capitalised in intangible assets	(10)	–
	42,750	3,956
Cost of inventories recognised as an expense	241,700	55,429
Depreciation and amortisation of property, plant and equipment:		
– assets owned by the Group	8,810	183
– an asset held under a finance lease	26	–
Amortisation of intangible assets	71	–
Allowance for properties held for sale	–	6,006
Allowance for amount due from associate	17	–
Loss on disposal of property, plant and equipment	66	–
and after crediting:		
Gain on disposal of property, plant and equipment	–	(1,053)
Interest income	(595)	(5,720)
Release of negative goodwill (included in cost of sales)	(2,224)	(747)

6. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on bank and other borrowings wholly repayable within five years	5,677	15,105
Interest on obligations under a finance lease	14	–
Interest on convertible notes wholly repayable within five years	368	–
Loan arrangement fees	1,320	480
	7,379	15,585

7. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS

A. Directors' emoluments

	2005	2004
	HK$'000	*HK$'000*
Fees:		
Executive directors	–	–
Non-executive director	–	–
Independent non-executive directors	96	20
	96	20
Other emoluments paid to executive directors:		
Salaries and other benefits	268	2,574
Retirement benefits scheme contributions	2	39
	270	2,613
	366	2,633

The directors' emoluments were within the following bands:

	Number of directors	
	2005	2004
Nil – HK$1,000,000	8	7
HK$1,500,001 – HK$2,000,000	–	1

During the year ended 31st March, 2005, one director waived emoluments of HK$240,000. No directors waived any emoluments during the year ended 31st March, 2004.

B. Highest paid individuals

Of the five individuals with the highest emoluments in the Group, one (2004: three) were directors of the Company whose emoluments are included in (A) above.

The emoluments of the remaining four (2004: two) individuals were as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	1,535	486
Retirement benefits scheme contributions	57	22
	1,592	508

Their emoluments were below HK$1,000,000.

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors and employees, as an inducement to join or upon joining the Group or as compensation for loss of office.

8. TAXATION

	2005	2004
	HK$'000	*HK$'000*
Current tax:		
Hong Kong Profits Tax	5	–
Taxation in other jurisdictions	1,818	–
	1,823	–

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Taxation arising in other jurisdictions is calculated at rates prevailing in the relevant jurisdiction.

During the year ended 31st March, 2004, no provision for Hong Kong Profits Tax was made for the Group as the Company and its subsidiaries had no assessable profit for that year.

Details of deferred taxation are set out in note 24.

The tax charge for the year can be reconciled to the profit (loss) per the income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit (loss) before taxation	11,761	(37,791)
Tax at the Hong Kong Profits Tax rate of 17.5%	2,058	(6,613)
Tax effect of expenses not deductible for tax purpose	3,653	673
Tax effect of income not taxable for tax purpose	(1,167)	(1,406)
Tax effect of deferred tax asset not recognised	4,805	7,379
Utilisation of tax losses previously not recognised	(7,020)	(33)
Effect of tax exemptions granted to subsidiaries in the People's Republic of China (the "PRC")	(841)	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	335	–
Taxation for the year	1,823	–

9. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share is based on the following data:

	2005	2004
	HK$'000	*HK$'000*
Earnings:		
Profit (loss) for the year and earnings (loss) for the purpose of basic earnings (loss) per share	9,938	(29,612)
Effect of dilutive potential ordinary shares		
– Interest on convertible notes	304	
Earnings (loss) for the purpose of diluted earnings (loss) per share	10,242	
Number of shares:		
Weighted average number of shares for the purpose of basic earnings (loss) per share	160,809,612	118,228,175
Effect of dilutive potential ordinary shares		
– share options	26,804	
– convertible notes	42,356,597	
Weighted average number of shares for the purpose of diluted earnings per share	203,193,013	

No diluted loss per share was presented for the year ended 31st March, 2004 because the exercise of the share options would result in a decrease of net loss per share.

10. INVESTMENT PROPERTIES

	THE GROUP
	HK$'000
VALUATION	
At 1st April, 2004	8,200
Disposals	(8,200)
At 31st March, 2005	–

During the year ended 31st March, 2005, the Group disposed of all of its investment properties at a consideration of HK$4,983,000. The loss arising on disposal amounting to HK$3,217,000 had been charged to the consolidated income statement.

The Group's investment properties were situated in Hong Kong and were held under medium term leases.

11. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings	Leasehold improvements	Plant and machineries	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
COST						
At 1st April, 2004	–	–	–	717	238	955
Currency realignment	–	207	–	82	30	319
Arising on acquisition of subsidiaries	4,186	46,769	14,749	4,385	1,460	71,549
Additions	–	1,743	19	511	808	3,081
Disposals	–	(1,581)	(353)	(378)	(511)	(2,823)
At 31st March, 2005	4,186	47,138	14,415	5,317	2,025	73,081
DEPRECIATION, AMORTISATION AND IMPAIRMENT						
At 1st April, 2004	–	–	–	460	115	575
Currency realignment	–	124	–	64	15	203
Provided for the year	85	6,208	834	1,379	330	8,836
Eliminated on disposals	–	(1,509)	(70)	(371)	(331)	(2,281)
At 31st March, 2005	85	4,823	764	1,532	129	7,333
NET BOOK VALUES						
At 31st March, 2005	4,101	42,315	13,651	3,785	1,896	65,748
At 31st March, 2004	–	–	–	257	123	380

The leasehold land and buildings of the Group were held under medium-term land use rights in the PRC.

At 31st March, 2005, the net book values of property, plant and equipment of the Group included an amount of approximately HK$127,000 (2004: Nil) in respect of an asset held under a finance lease.

At 31st March, 2005, the property, plant and equipment of the Group amounting to approximately HK$11,959,000 (2004: Nil) were pledged to a bank to secure general banking facilities granted to the Group.

	Furniture and fixtures
	HK$'000
THE COMPANY	
COST	
At 1st April, 2004 and 31st March, 2005	6
DEPRECIATION	
At 1st April, 2004	2
Provided for the year	1
At 31st March, 2005	3
NET BOOK VALUES	
At 31st March, 2005	3
At 31st March, 2004	4

12. INTERESTS IN SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, carrying value	183,277	183,277
Amounts due from subsidiaries	646,247	607,354
	829,524	790,631
Less: Impairment losses	(725,096)	(725,096)
	104,428	65,535

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries attributable to the Company as at the date on which the Company became the holding company of the Group under the group reorganisation in 1994, less dividends distributed from pre-reorganisation reserves of the subsidiaries.

The amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand repayment within twelve months from the balance sheet date and the amounts are therefore shown as non-current.

For the year ended 31st March, 2004, an impairment loss of HK$88,926,000 had been recognised in respect of the investment in and advances to subsidiaries to their recoverable amounts.

Particulars of the principal subsidiaries at 31st March, 2005 are set out in note 37.

13. INTANGIBLE ASSETS

	HK$'000
THE GROUP	
COST	
Arising on acquisition of subsidiaries	1,264
Additions	1,467
Written-off	(645)
At 31st March, 2005	2,086
AMORTISATION	
Provided for the year and at 31st March, 2005	71
NET BOOK VALUE	
At 31st March, 2005	2,015

The amount represents the development costs incurred on Chinese medicines and pharmaceutical products, and is deferred and amortised, using the straight-line method, over a period of five years from date of commencement of commercial operation.

During the year, the directors of the Company reviewed the net recoverable amount of the Group's development costs in view of the current technological development and economic conditions. The technological development of certain drug manufacturing techniques have been prolonged and may no longer warrant future economic benefits adequate to support current capitalisation of the development costs. As a result, the carrying amount of the related development costs has been fully written off during the year.

In the opinion of the directors of the Company, the remaining intangible assets are worth at least their carrying amount at the balance sheet date.

At 31st March, 2005, other than the amount of HK$439,000 which related to products in stage of development, the remaining intangible assets had been put into commercial use.

14. GOODWILL

	HK$'000
THE GROUP	
COST	
Arising on acquisition of subsidiaries and at 31st March, 2005	22,936
AMORTISATION	
Charge for the year and balance at 31st March, 2005	1,051
NET BOOK VALUE	
At 31st March, 2005	21,885

The amortisation period adopted for goodwill is 20 years.

15. INTEREST IN AN ASSOCIATE

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Amount due from associate	17	–
Less: Allowance	(17)	–
	–	–

The amount due from associate is unsecured, interest-free and has no fixed terms of repayment. In the opinion of the directors, the Group will not demand repayment within twelve months from the balance sheet date and the amount is therefore shown as non-current.

At 31st March, 2005, the Group had interest in the following associate:

Name of associate	Form of business structure	Place of incorporation/ operation	Issued and fully paid share capital	Percentage of issued share capital indirectly held by the Company	Principal activity
Jean-Bon Pharmaceutical Technology Company Limited	Incorporated	Hong Kong	HK$2 ordinary shares	50%	Inactive

16. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	16,792	–
Work in progress	1,588	–
Finished goods	40,900	–
	59,280	–

Included above are finished goods of HK$38,360,000 (2004: Nil) carried at net realisable value.

17. INVESTMENTS IN SECURITIES

	THE GROUP Other investments	
	2005	2004
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong, at market value	10,289	16,388

18. LOAN RECEIVABLES

	THE GROUP		THE COMPANY	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Principal	31,500	–	10,500	–

The loans are unsecured, bear interest at Hong Kong prime rate plus 2% per annum and are repayable on demand.

19. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group allows credit period ranging from 0 to 30 days to its trade customers.

The following is an aged analysis of trade debtors at the balance sheet date:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
0 – 60 days	16,336	4,799
61 – 90 days	11,336	–
	27,672	4,799
Other debtors, deposits and prepayments	10,608	5,512
	38,280	10,311

20. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of trade creditors at the balance sheet date:

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
0 – 60 days	20,206	488
61 – 90 days	20,037	–
Over 90 days	4,470	1,283
	44,713	1,771
Other creditors and accrued expenses	18,239	5,870
	62,952	7,641

21. OBLIGATIONS UNDER A FINANCE LEASE

	THE GROUP			
	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amount payable under a finance lease:				
Within one year	36	–	23	–
In the second to fifth year inclusive	122	–	119	–
	158	–	142	–
Less: Future finance charges	(16)	–	–	–
Present value of lease obligations	142	–	142	–
Less: Amount due within one year shown under current liabilities			(23)	–
Amount due after one year			119	–

It is the Group's policy to lease a motor vehicle under a finance lease. The lease term is approximately three years.

For the year ended 31st March, 2005, the effective borrowing rate is 7.5%. Interest rate was fixed at the contract date.

The obligations under a finance lease of the Group are secured by the lessor's charge over the leased asset.

22. PROMISSORY NOTE PAYABLES

The promissory note payables of the Group and the Company are unsecured, bear interest at 5.5% per annum and are repayable on 6th May, 2005.

23. BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans, secured	54,207	87,844	–	–
Other borrowings, unsecured	13,564	6,600	7,940	600
	67,771	94,444	7,940	600
The maturity profile of the above loans and borrowings is as follows:				
Within one year or on demand	62,146	94,444	7,940	600
More than one year, but not exceeding two years	5,625	–	–	–
	67,771	94,444	7,940	600
Less: Amount due within one year shown under current liabilities	(62,146)	(94,444)	(7,940)	(600)
Amount due after one year	5,625	–	–	–

Included in other borrowings of the Group were HK$7,940,000 and HK$5,624,000 which bear interest at 12% per annum and at Hong Kong prime rate plus 2% per annum, respectively.

The other borrowing of the Company bears interest at 12% per annum.

24. DEFERRED TAXATION

The followings are the major deferred tax liabilities (asset) recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Deferred development costs	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003 and 31st March, 2004	–	–	–	–
Arising on acquisition of subsidiaries	3,263	–	(3,263)	–
(Credit) charge to income for the year	(730)	353	377	–
At 31st March, 2005	2,533	353	(2,886)	–

At 31st March, 2005, the Group has unused tax losses of HK$679,816,000 (2004: HK$538,966,000) available for offset against future profits and deductible temporary differences associated with property, plant and equipment of HK$216,000 (2004: associated with investment properties and property, plant and equipment of HK$25,504,000). A deferred tax asset has been recognised in respect of HK$16,492,000 (2004: Nil) of such losses. No deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$663,324,000 (2004: HK$538,966,000) and the deductible temporary differences due to the unpredictability of future profit streams. Tax losses may be carried forward indefinitely.

25. CONVERTIBLE NOTE PAYABLES

	THE GROUP AND THE COMPANY	
	2005	2004
	HK$'000	*HK$'000*
Principal	90,000	–

On 6th May, 2004 upon acquisition of subsidiaries as set out in note 30, the Company issued HK$15 million 2% unsecured convertible notes due 2006 at conversion price of HK$0.45. The HK$15 million 2% convertible notes due 2006 were converted into 33,333,331 ordinary shares of HK$0.01 each in the capital of the Company at conversion price of HK$0.45 as set out in note 26(4).

On 23rd February, 2005, the Company issued HK$100 million 2% unsecured convertible notes due 2008 at conversion price of HK$0.42 (subject to adjustment). The convertible notes carry interest at 2% per annum, will mature on 23rd February, 2008 (or the next following business day if it is not a business day) and are transferable but may not be transferred to a connected person of the Company without prior written consent ôf the Company. The holders of the convertible notes have the rights to convert the convertible notes into shares of HK$0.01 each of the Company at any time during the period from 23rd February, 2005 to 23rd February, 2008. During the year, HK$10 million 2% unsecured convertible notes due 2008 were converted into 23,809,520 ordinary shares of HK$0.01 each in the capital of the Company at conversion price of HK$0.42 as set out in note 26(4). The remaining HK$90 million 2% unsecured convertible notes due 2008 were outstanding at 31st March, 2005.

26. SHARE CAPITAL

	Number of shares	Amount
		HK$'000
Authorised:		
At 1st April, 2003, at HK$0.10 each	4,000,000,000	400,000
Capital reorganisation		
– Share sub-division *(note 1b)*	796,000,000,000	–
– Share consolidation *(note 1c)*	(760,000,000,000)	–
At 31st March, 2004 and 31st March, 2005, at HK$0.01 each	40,000,000,000	400,000
Issued and fully paid:		
At 1st April, 2003, at HK$0.10 each	2,343,753,121	234,375
Capital reorganisation		
– Capital reduction *(note 1a)*	–	(233,203)
– Share consolidation *(note 1c)*	(2,226,565,465)	–
Exercise of share options *(note 2)*	10,510,000	105
At 31st March, 2004, at HK$0.01 each	127,697,656	1,277
Exercise of share options *(note 2)*	1,155,000	12
Issue of shares *(note 3)*	175,000,000	1,750
Conversion of convertible notes *(note 4)*	57,142,851	571
At 31st March, 2005, at HK$0.01 each	360,995,507	3,610

Notes:

(1) Pursuant to an announcement dated 6th March, 2003 (the "Announcement") and resolutions passed on 14th April, 2003, a capital reorganisation (the "Capital Reorganisation") was passed with effect from 15th April, 2003 which involved:

(a) (i) the nominal value of all issued ordinary shares of HK$0.10 each in the share capital of the Company (the "Share(s)") was reduced by HK$0.0995 each by cancelling an equivalent amount of paid-up capital of the Share so that the nominal value of each such Share was reduced from HK$0.10 to HK$0.0005. Accordingly, based upon 2,343,753,121 Shares in issue as at the date of the Announcement, the issued share capital of the Company of HK$234,375,000 would be reduced by HK$233,203,000 to HK$1,172,000 (the "Capital Reduction"); and

(ii) the credit arising from such reduction had been credited to the contributed surplus account of the Company;

(b) every unissued share of HK$0.10 was sub-divided into 200 unissued shares of HK$0.0005 each;

(c) every 20 issued and unissued shares of HK$0.0005 each in the capital of the Company were consolidated into one new ordinary share of HK$0.01 each in the share capital of the Company following the Capital Reorganisation (the "Consolidated Share(s)"). On such basis and after the Capital Reduction, there were 117,187,656 Consolidated Shares in issue (the "Share Consolidation"); and

(d) the share premium as at 31st January, 2003 in the share premium account of the Company was cancelled and the credit arising therefrom was credited to the contributed surplus account of the Company.

Part of the credit transferred to the contributed surplus account of the Company mentioned in (a)(ii) and (d) above had been used to set off against the deficit of the Company as at 31st January, 2003. According to the unaudited management accounts of the Company as at 31st January, 2003, the deficit of the Company amounted to approximately HK$535.9 million.

(2) On 23rd February, 2004, 24th February, 2004, 5th March, 2004 and 19th April, 2004, the Company issued 3,510,000, 5,845,000, 1,155,000 and 1,155,000 ordinary shares of HK$0.01 each, respectively, for consideration of HK$0.207 per share upon exercise of share options granted to certain employees and consultants.

(3) On 15th December, 2004, the Company entered into a share placing agreement with a placing agent for the placing of 150,000,000 new ordinary shares of HK$0.01 each in the capital of the Company at an issue price of HK$0.40 per share, on a best effort basis to not less than six placing share subscribers (the "Share Placing"). On the same date, the Company also entered into a convertible note placing agreement with the placing agent for a placing of HK$100 million 2% convertible notes due 2008 at an initial conversion price of HK$0.42 per share, representing a discount of approximately 8.7% to the closing price of HK$0.46 per share as quoted on the Stock Exchange on 10th December, 2004, on a best effort basis to not less than six convertible note subscribers (the "Convertible Note Placing"). The net proceeds of approximately HK$35 million and HK$90 million would be used to finance the repayment of certain short-term borrowings and the expansion of the Group's investment properties portfolio, respectively. The balance of HK$30 million would be used as general working capital. The new shares rank pari passu with other shares in issue in all respects.

On 28th December, 2004, the Company entered into another share placing agreement with a placing agent for a placing of 25,000,000 new ordinary shares of HK$0.01 each in the capital of the Company at an issue price of HK$0.81 per share, representing a discount of 19.0% to the price of HK$1.00 per share as quoted on the Stock Exchange on 23rd December, 2004 on a best effort basis to not less than six placees. The net proceeds of HK$19.25 million would be used as general working capital. These shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31st August, 2004 and rank pari passu with all the other shares in issue in all respects.

(4) In December 2004 and February 2005, the HK$15,000,000 2% convertible notes due 2006 and HK$10,000,000 2% convertible notes due 2008 were converted into 33,333,331 and 23,809,520 ordinary shares of HK$0.01 each in the capital of the Company at conversion prices of HK$0.45 and HK$0.42 per share, respectively. The new shares rank pari passu with all the other shares in issue in all respects.

27. SHARE OPTIONS

Scheme adopted on 28th February, 1994 (the "1994 Scheme")

The 1994 Scheme was adopted on 28th February, 1994 for the primary purpose of providing incentives to directors and eligible employees and was expired on 27th February, 2004.

At 31st March, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1994 Scheme was 27,300, representing approximately 0.02% of the shares of the Company in issue at that date.

Pursuant to a resolution passed on 26th August, 2002, the 1994 Scheme was terminated. After the termination of 1994 Scheme, no more share options can be granted under the scheme and the outstanding share options under it are remain exercisable until they expire.

Scheme adopted on 26th August, 2002 (the "2002 Scheme")

Following the termination of the 1994 Scheme in August 2002, the 2002 Scheme was adopted pursuant to a resolution passed on 26th August, 2002 for the primary purpose of providing incentives to eligible persons and will expire on 25th August, 2012. Under the 2002 Scheme, the Board of Directors of the Company may grant share options to the following eligible persons to subscribe for shares in the Company:

(i) employees including executive directors of the Company, its subsidiaries and any companies in which the Company holds any equity interest; or

(ii) non-executive directors of the Company, its subsidiaries and any companies in which the Company holds any equity interest; or

(iii) suppliers or customers; or

(iv) consultants, advisers or agents.

Share options granted should be accepted within 28 days of the date of grant, upon payment of HK$1 per each grant of share options. The exercise price is determined at the highest of: (i) the closing price of the shares on the date of grant of the share option; or (ii) the average closing price of shares on the five trading days immediately preceding the date of grant; or (iii) the nominal value of shares on the date of grant.

Share options may be exercised in accordance with the terms of the 2002 Scheme at any time after the date upon which the option is granted and accepted and prior to the expiry of ten years from that date.

At 31st March, 2005, no option under the 2002 Scheme was outstanding. The maximum number of shares in respect of which share options under the 2002 Scheme may be granted when aggregated with the maximum number of shares in respect of which options may be granted under all the other schemes (the "Scheme Limit") is 10% of shares in issue on the adoption date of the 2002 Scheme. The Scheme Limit may be refreshed by a resolution in shareholders' meeting such that the total number of shares which may be issued upon exercise of all options to be granted under the 2002 Scheme and any other schemes shall not exceed 10% of the shares in issue as at the date of such shareholder's approval. However, the Scheme Limit and any increase in the Scheme Limit shall not result in the number of shares which may be issued upon exercise of all outstanding share options granted under the 2002 Scheme and other schemes exceed 30% of the shares in issue from time to time. No person shall be granted a share option, within 12-month period of the date of grant, exceeds 1% of the shares in issue as at the date of grant.

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.4.2004	Adjustment during the year	Granted during the year	Exercised during the year	Cancelled during the year	Outstanding at 31.3.2005
1994 Scheme	27,300	–	–	–	–	27,300
2002 Scheme	1,155,000	–	–	(1,155,000)	–	–
	1,182,300	–	–	(1,155,000)	–	27,300

Option type	Outstanding at 1.4.2003	Adjustment during the year *(Note)*	Granted during the year	Exercised during the year	Cancelled during the year	Outstanding at 31.3.2004
1994 Scheme	11,889,000	(11,294,550)	–	–	(567,150)	27,300
2002 Scheme	–	–	11,665,000	(10,510,000)	–	1,155,000
	11,889,000	(11,294,550)	11,665,000	(10,510,000)	(567,150)	1,182,300

The market price of the shares was HK$0.33 (2004: ranged from HK$0.40 to HK$0.43) on the exercise date of the options.

Details of the 1994 Scheme held by the directors during the year ended 31st March, 2004 included in the above table are as follows:

Year	Outstanding at 1st April	Adjustment during the year *(Note)*	Cancelled during the year	Outstanding at 31st March
2004	4,580,000	(4,351,000)	(229,000)	–

There was no option granted to directors under the 2002 Scheme.

Details of the share options outstanding at 31st March, 2004 and 2005 are as follows:

Date of grant	Exercisable period	Exercise price	Number of shares to be issued upon exercise of the share options	
		HK$	2005	2004
		(Note)	*(Note)*	*(Note)*
1994 Scheme				
19.6.1997	19th June, 1997 to 18th June, 2007	21.84	4,800	4,800
2.2.1998	2nd February, 1998 to 1st February, 2008	2.00	2,000	2,000
17.11.1999	17th November, 1999 to 16th November, 2009	2.34	10,500	10,500
14.3.2000	14th March, 2000 to 13th March, 2010	6.60	10,000	10,000
			27,300	27,300
2002 Scheme				
7.1.2004	9th January, 2004 to 8th January, 2014	0.207	–	1,155,000
			27,300	1,182,300

Note: With effect from 15th April, 2003, every 20 issued and unissued shares of HK$0.0005 each in the capital of the Company was consolidated into one new ordinary share of HK$0.01 each in the share capital of the Company following the Capital Reorganisation. Accordingly, the exercise price and the number of share options were adjusted.

Total consideration received during the year ended 31st March, 2004 from employees and consultants for taking up the options granted amounted to HK$10.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

28. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000 (Note)	Deficit HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 2003	334,999	646	173,869	(587,984)	(78,470)
Capital reorganisation					
– Capital reduction *(note 26(1a))*	–	–	233,203	–	233,203
– Cancellation of share premium *(note 26(1d))*	(334,999)	–	334,999	–	–
– Set-off against the deficit *(note 26(1))*	–	–	(535,894)	535,894	–
Exercise of share options *(note 26(2))*	2,071	–	–	–	2,071
Loss for the year	–	–	–	(92,083)	(92,083)
At 31st March, 2004	2,071	646	206,177	(144,173)	64,721
Exercise of share options *(note 26(2))*	227	–	–	–	227
Issue of shares *(note 26(3))*	78,500	–	–	–	78,500
Conversion of convertible notes *(note 26(4))*	24,429	–	–	–	24,429
Expenses incurred in connection with issue of shares	(2,623)	–	–	–	(2,623)
Loss for the year	–	–	–	(6,563)	(6,563)
At 31st March, 2005	102,604	646	206,177	(150,736)	158,691

Note: The contributed surplus of the Company represents:

(i) the difference between the underlying net assets of the subsidiaries acquired by the Company at the date of the group reorganisation in 1994 less any dividends distributed from the pre-reorganisation reserves and the nominal amount of the Company's share capital issued as consideration for the acquisition; and

(ii) net balance from capital reduction, cancellation of share premium and set-off against the deficit pursuant to the capital reorganisation on 15th April, 2003.

In addition to the accumulated profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution to shareholders as at 31st March, 2005 was HK$55,441,000 (2004: HK$62,004,000).

29. DISPOSAL OF SUBSIDIARIES

	2004
	HK$'000
Net assets disposed of:	
Creditors and accrued charges	(20)
Gain on disposal of subsidiaries	30
Total consideration	10
Satisfied by:	
Cash	10
Net cash inflow arising on disposal:	
Cash consideration	10

The subsidiaries disposed of during the year ended 31st March, 2004 had no contribution to the Group's turnover and had a loss of HK$39,000 included in the Group's results from operations.

30. ACQUISITION OF SUBSIDIARIES

In May 2004, the Group acquired 100% of the issued share capital of Tung Fong Hung Investment Limited and its subsidiaries and the remaining 50% of the issued share capital of Pacific Wins Development Ltd. for considerations of HK$42 million and HK$28 million, respectively. The acquisitions have been accounted for by using the purchase method of accounting.

The effect of the acquisition is summarised as follows:

	2005	2004
	HK$'000	*HK$'000*
NET ASSETS ACQUIRED		
Property, plant and equipment	71,549	–
Intangible assets	1,264	–
Inventories	60,353	–
Debtors, deposits and prepayments	26,205	–
Tax recoverable	14	–
Bank balances and cash	23,274	–
Creditors and accrued charges	(48,613)	–
Obligations under a finance lease	(149)	–
Bank and other borrowings	(82,698)	–
Minority interests	–	(124,879)
	51,199	(124,879)
Goodwill	22,936	–
Total consideration	74,135	(124,879)
SATISFIED BY		
Cash	42,000	–
Promissory notes	13,000	–
Convertible notes	15,000	–
Legal and professional fees	4,135	261
Waiver of loans from former minority shareholder	–	(125,140)
	74,135	(124,879)
Net cash outflow arising on acquisition		
Cash consideration	(42,000)	–
Legal and professional fees	(4,135)	–
Bank balances and cash acquired	23,274	–
	(22,861)	–

The subsidiaries acquired during the year contributed HK$275,952,000 (2004: HK$11,158,000) to the Group's turnover and a profit of HK$2,888,000 (2004: HK$1,895,000) to the Group's results from operations.

31. CONTINGENT LIABILITIES

At 31st March, 2005, the Group had given an indemnity to the purchaser relating to unrecorded taxation liabilities, if any, and warranties relating to the affairs and businesses of a subsidiary disposed of in the previous year. The maximum aggregate liability of the Group in respect of all claims for breach of the warranties shall, when taken together with the aggregate liability of the Group in respect of all claims under the indemnity, not exceed the sum of HK$60,000,000 (2004: HK$60,000,000). All related claims may be brought against the Group up to the expiry of 10 years from 31st March, 1998.

At 31st March, 2005, the Company had outstanding corporate guarantees amounting to approximately HK$41,082,000 (2004: HK$114,000,000) issued in favour of banks to secure general banking facilities granted by the banks to its subsidiaries and had given guarantees to security companies in respect of the obligations of security accounts opened in the security companies by its subsidiaries.

32. CAPITAL COMMITMENTS

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of property, plant and equipment	2,550	–

33. OPERATING LEASE COMMITMENTS

The Group as lessee

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Property rentals paid by the Group during the year in respect of:		
Minimum lease payments	19,162	–
Contingent rents	3,811	–
	22,973	–

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Within one year	19,280	–
In the second to fifth year inclusive	18,710	–
	37,990	–

Operating lease payments represent rentals payable by the Group for certain of its office premises and outlets. Leases are negotiated for an average term of three years and rentals are either fixed or, in addition to the fixed rentals, contingent based on a fixed percentage of the monthly gross turnover of the outlets, for an average term of three years.

The Group as lessor

The property rental income earned during the year was HK$98,000 (2004: HK$374,000).

The investment property was expected to generate rental yields of 4.56% for the year ended 31st March, 2004 on an ongoing basis.

At 31st March, 2005, the Group had no operating lease commitment.

At 31st March, 2004, the Group had contracted tenants for the future minimum lease payments amounting to HK$90,000 which fall due within one year.

34. PLEDGE OF ASSETS

At 31st March, 2005, the Group's bank and other borrowings were secured by the following:

(a) legal charges over the property, plant and equipment of Jean-Marie Pharmacal Company Limited, a subsidiary of the Company with a carrying value of HK$11,959,000 (2004: Nil);

(b) bank deposits of HK$3,000,000 (2004: Nil); and

(c) legal charges over the properties held for sale of the Group with a carrying value of HK$58,536,000 (2004: HK$116,846,000).

In addition to (c) indicated above, at 31st March, 2004, the Group's bank and other borrowings were also secured by the following:

(a) legal charges over the investment properties of a subsidiary, Fountain Property Limited, with a carrying value of HK$8,200,000;

(b) a share charge of a subsidiary Master Super Development Limited ("Master Super");

(c) a floating charge on all the assets, including but not limited to the uncalled capital, of Master Super;

(d) assignments of the right, title, interest and benefits in and under all the existing and future building contracts in respect of the Group's properties held for sale in Hong Kong;

(e) the benefit under all insurance policies of the Group's properties held for sale in Hong Kong;

(f) the future sales proceeds, rentals and other earnings generated from the Group's properties held for sale; and

(g) subordination of shareholders' loans of Master Super.

35. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for eligible employees. The assets of the scheme are separately held in funds under the control of trustees.

The cost charged to the consolidated income statement represents contributions payable to the fund by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet dates, the Group had no significant forfeited contributions, which arose upon employees leaving the retirement benefits scheme and which are available to reduce the contributions payable by the Group in future years.

With effect from 1st December, 2000, the Group has also joined a Mandatory Provident Fund Scheme (the "MPF Scheme") for employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Scheme Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee.

Under the rule of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rate specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. The contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme. No forfeited contribution is available to reduce the contribution payable in future years.

36. POST BALANCE SHEET EVENTS

Subsequent to 31st March, 2005, the Group has the following significant post balance sheet events:

(a) Pursuant to the announcement on 20th April, 2005 and the circular dated 23rd May, 2005, on 8th April, 2005, the Company entered into seven subscription agreements with each of the subscribers. On 20th April, 2005, the Company entered into another two subscription agreements and a placing agreement with each of the subscribers and a placing agent, respectively. Each of the subscription agreements and the placing agreement are not inter-conditional on each other.

Of the nine subscribers, seven of them are fund subscribers who are funds managed by global asset management firms, with the remaining two subscribers being Loyal Concept Limited ("Loyal Concept") and Kopola Investment Company Limited ("Kopola"). Pursuant to the subscription agreements, the fund subscribers, Loyal Concept and Kopola have in aggregate conditionally agreed to subscribe by cash for the HK$956 million zero coupon convertible notes due 2010 proposed to be issued by the Company pursuant to the subscription agreements (the "Subscription Convertible Notes") with principal amounts of HK$356 million, HK$450 million and HK$150 million, respectively (the "Subscription"). Loyal Concept is an indirect wholly-owned subsidiary of Hanny Holdings Limited ("Hanny"), a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange. Loyal Concept and Hanny are not connected persons of the Company. Kopola is 50% held by Mr. Ho Hau Chong, Norman ("Mr. Ho"), the deputy chairman and independent non-executive director of the Company, and therefore an associate of Mr. Ho. As Mr. Ho is a connected person of the Company under Rule 14A.11 of the Listing Rules. Therefore, the subscription of the Subscription Convertible Notes by Kopola constitutes a connected transaction of the Company under the Listing Rules.

Pursuant to the placing agreement, the placing agent will procure, on a best effort basis, no less than six placees to subscribe by cash for the HK$44 million zero coupon convertible notes due 2010 proposed to be issued by the Company (the "Placing Convertible Notes") with a principal amount of HK$44 million (the "Placing"). None of the placees will be a subscriber.

Upon full conversion of the Subscription Convertible Notes at initial conversion price of HK$0.44 per share (subject to adjustment), a total of 2,172,727,272 new ordinary shares will be issued.

Assuming all the HK$44 million Placing Convertible Notes are successfully placed by the placing agent, upon full conversion of the Placing Convertible Notes at the initial conversion price of HK$0.44 per share (subject to adjustment), a total of 100,000,000 new ordinary shares will be issued.

The total gross proceeds from the Subscription and the Placing amount to HK$956 million and HK$44 million, respectively. Therefore, the maximum total gross proceeds from the Subscription and the Placing amount to HK$1,000 million. Net proceeds of approximately HK$996 million will be used to finance the expansion of the investment property portfolio of the Company.

(b) Pursuant to the announcement on 3rd June, 2005, a subsidiary of the Company and an independent third party (the "Vendor") signed a non-binding letter of intent with a view to negotiating with the Vendor a possible acquisition from the Vendor 50% of its ownership and interest in certain land located in Macau (the "Acquisition"), which initially is intended for redevelopment purposes, at the initial consideration of HK$495 million. Formal agreement in respect of the Acquisition has not been entered into up to the date of the financial statements.

37. SUBSIDIARIES

Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share/ registered capital	Percentage of issued share/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Asia Progress Investments Limited	British Virgin Islands	US$1 ordinary share	–	100	Investment holding
Cheung Tai Hong (B.V.I.) Limited	British Virgin Islands	US$50,000 ordinary shares	100	–	Investment holding
Cheung Tai Hong, Limited	Hong Kong	HK$2,000 ordinary shares	–	100	Investment holding
		HK$500,000 non-voting deferred shares *(note 1)*	–	–	
Cheung Tai Hong Holdings (Motor Vehicle) Limited	Hong Kong	HK$10,000 ordinary shares	–	100	Trading of motorcycles and spare parts
Champion Palace Development Limited	Hong Kong	HK$2 ordinary shares	–	100	Properties holding in the PRC
Exalt Investment Limited	Hong Kong	HK$10,000 ordinary shares	–	100	Investment holding
Fountain Property Limited	Hong Kong	HK$2 ordinary shares	–	100	Property investment
Handsworth Investments Limited	British Virgin Islands	US$1 ordinary share	–	100	Investment holding
Jean-Marie Wellness Biotech Corporation Limited	British Virgin Islands	US$2 ordinary shares	–	100	Investment holding
Jean-Marie Pharmacal Company Limited	Hong Kong	HK$812,600 ordinary shares	–	100	Manufacture and sales of pharmaceutical products
Jean-Marie Pharmacal Management Limited	Hong Kong	HK$2 ordinary shares	–	100	Investment holding
Jumbo Ever Limited	Hong Kong	HK$2 ordinary shares	–	100	Investment holding
Master Super	Hong Kong	HK$100 ordinary shares	–	100	Property holding and sale

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share/ registered capital	Percentage of issued share/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Pacific Essence Limited	British Virgin Islands	US$1 ordinary share	-	100	Investment holding
Pacific Wins Development Ltd.	British Virgin Islands	US$1,000 ordinary shares	-	100	Investment holding
Sound Advice Investments Limited	British Virgin Islands	US$100 ordinary shares	-	100	Investment holding
Tung Fong Hung Investment Limited	British Virgin Islands	US$10,000 ordinary shares	-	100	Investment holding
Tung Fong Hung Nominees Limited	British Virgin Islands	US$2 ordinary shares	-	100	Provision of nominee services
Tung Fong Hung (China) Limited	Hong Kong	HK$2 ordinary shares	-	100	Distribution of Chinese medicine and health food
Tung Fong Hung Foods Limited	Hong Kong	HK$2 ordinary shares	-	100	Distribution of health food
Tung Fong Hung Foods Company, B.C. Limited	Canada	CAD360 common	-	100	Distribution of health food
Tung Fong Hung Medicine (BVI) Limited	British Virgin Islands	HK$0.2 ordinary share	-	100	Investment holding
Tung Fong Hung Medicine Company, Limited	Hong Kong	HK$1,001 ordinary shares	-	100	Retailing of Chinese medicine and foodstuffs
Tung Fong Hung Medicine Company (Macau) Limited	Macau	MOP100,000 quota capital	-	100	Retailing of Chinese medicine and foodstuffs
TFH Management Limited	Hong Kong	HK$2 ordinary shares	-	100	Provision of management services
TFH Manufacturing Company Limited	Hong Kong	HK$2 ordinary shares	-	100	Processing, packaging and distribution of Chinese medicine and foodstuffs
TFH (China) Holdings Limited	Hong Kong	HK$2 ordinary shares	-	100	Investment holding
Total Pacific Limited	Hong Kong	HK$2 ordinary shares	-	100	Investment holding

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share/ registered capital	Percentage of issued share/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Universal Focus Limited	British Virgin Islands	US$1 ordinary share	-	100	Investment holding
廣州市東方紅保健品有限公司	PRC *(note 2)*	HK$2,500,000	-	100	Distribution of Chinese medicine and health food
深圳市東方紅保健品有限公司	PRC *(note 3)*	RMB1,000,000	-	100	Distribution of Chinese medicine and health food
東方紅(中山)保健食品廠有限公司	PRC *(note 2)*	USD1,000,000	-	100	Processing and wholesaling of health food
黑龍江金保華農業有限公司	PRC *(note 2)*	HK$14,000,000	-	100	Cultivation and sales of potatoes
哈爾濱東方綠種業有限公司	PRC *(note 3)*	RMB1,100,000	-	100	Sales of potatoes seeds

Notes:

(1) The non-voting deferred shares which are not held by the Group practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies nor to participate in any distribution on winding up.

(2) The subsidiaries are wholly-owned foreign enterprises.

(3) The subsidiaries are wholly-owned domestic enterprises.

None of the subsidiaries had any debt securities outstanding at the balance sheet date or at any time during the year.

The above table list the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would in the opinion of the directors, results in particulars of excessive length.

38. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into three operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Medicine and health food	–	manufacture and sales of medicine and health food
Property	–	property investment and development
Motorcycles	–	trading of motorcycles and spare parts

Segment information about these businesses is presented below:

2005

	Medicine and health food	Motorcycles	Property	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
INCOME STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2005					
Turnover	275,952	11,737	91,707	–	379,396
Segment results	2,888	542	27,160	–	30,590
Unallocated corporate expenses					(11,450)
Profit from operations					19,140
Finance costs					(7,379)
Profit before taxation					11,761
Taxation					(1,823)
Profit for the year					9,938
BALANCE SHEET AT 31ST MARCH, 2005					
ASSETS					
Segment assets	218,491	2,019	62,156	–	282,666
Unallocated corporate assets	–	–	–	195,847	195,847
Consolidated total assets					478,513
LIABILITIES					
Segment liabilities	57,986	753	1,636	–	60,375
Unallocated corporate liabilities	–	–	–	174,531	174,531
Consolidated total liabilities					234,906
OTHER INFORMATION					
Depreciation and amortisation	8,652	–	–	184	8,836
Amortisation of intangible assets	71	–	–	–	71
Amortisation of goodwill	1,051	–	–	–	1,051
Write-off of intangible assets	645	–	–	–	645
Capital additions	74,627	–	–	3	74,630
Development cost incurred	2,731	–	–	–	2,731
Goodwill	22,936	–	–	–	22,936
Doubtful debt provided (recovered)	1,741	–	–	(12)	1,729
Loss on disposal of investment properties	–	–	(3,217)	–	(3,217)
Release of negative goodwill	–	–	(2,224)	–	(2,224)

2004

	Motorcycles *HK$'000*	Property *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
INCOME STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2004				
Turnover	15,864	47,650	–	63,514
Segment results	664	(9,641)	–	(8,977)
Unallocated corporate expenses				(13,259)
Loss from operations				(22,236)
Finance costs				(15,585)
Gain on disposal of subsidiaries		20	10	30
Loss before taxation				(37,791)
Taxation				–
Loss before minority interests				(37,791)
Minority interests				8,179
Loss for the year				(29,612)
BALANCE SHEET AT 31ST MARCH, 2004				
ASSETS				
Segment assets	1,977	132,995	–	134,972
Unallocated corporate assets				97,289
Consolidated total assets				232,261
LIABILITIES				
Segment liabilities	1,157	6,295	–	7,452
Unallocated corporate liabilities				94,633
Consolidated total liabilities				102,085
OTHER INFORMATION				
Depreciation and amortisation	–	2	181	183
Allowance for properties held for sale	–	6,006	–	6,006
Deficit arising on revaluation of investment properties	–	8,800	–	8,800
Release of negative goodwill	–	(747)	–	(747)
Doubtful debt provided (recovered)	–	37	(57)	(20)

Geographical segments

The Group's operations are principally located in Hong Kong, the PRC and other countries including Canada, Taiwan, Singapore and Macau. The Group's administrative function was carried out in Hong Kong and the PRC.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

	Sales revenue by geographical market		**Profit (loss) from operations**	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	288,326	63,514	32,941	(11,131)
PRC	60,687	–	4,358	1,548
Other countries	30,383	–	(1,329)	–
	379,396	63,514	35,970	(9,583)
Corporate expenses			(16,830)	(12,653)
Profit (loss) from operations			19,140	(22,236)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment, intangible assets and goodwill**	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	387,351	232,261	99,348	–
PRC	78,351	–	857	–
Other countries	12,811	–	92	–
	478,513	232,261	100,297	–"

(ii) Management discussion and analysis

(a) For the year ended 31st March, 2005

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the annual report of CTH for the year ended 31st March, 2005:

"Business Review

The Group's turnover for the year ended 31st March, 2005 was approximately HK$379.4 million, representing a significant increase of approximately 500% as compared to the last corresponding year of HK$63.5 million. In addition, the Group has achieved a turn-around and resulted in a profit of HK$9.9 million for current year as compared with a loss of HK$29.6 million in 2004. The substantial increase in turnover was mainly due to the newly acquired medicine business in May 2004 and improved bottom line was due to the increase in sale of properties benefiting from the strong recovery in the property market in Hong Kong.

Property Development

During the year, there were further sales of 16 residential units and 2 commercial units at Talon Tower on Connaught Road West, which recorded a turnover of HK$91.7 million with a gross profit of HK$29.2 million. As at 31st March, 2005, there remain unsold units of 24 residential units and 1 commercial unit.

Medicine Retailing and Manufacturing

Subsequent to the acquisition of the interest in the Chinese medicine retailer, "Tung Fong Hung", and the western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited ("Jean-Marie"), the Group has diversified into the medicine business and owned a reputable medicine brand name and a chain of retail stores spanning across Hong Kong, the Mainland China, Macau, Canada, Taiwan and Singapore. The division currently operates a total number of approximately 70 retail outlets in these regions and generated a total turnover of HK$276.0 million for the period under review. By taking advantage of the progressively economic recovery in Hong Kong and the continued robust economic growth in the Mainland China in particular, the business achieved a rebound in sales from last year.

The western pharmaceutical manufacturer, Jean-Marie, is putting efforts in expanding its distribution network and enhancing its production efficiency. Sales to the local government are a new stream of business since Jean-Marie was licensed with the GMP (Good Manufacturing Practice) standard. The Group is also devoting resources to obtain licenses of its products in Hong Kong and potential markets aiming for a sale breakthrough. As Jean-Marie is still in transition of rationalizing its business, it recorded an operating loss for the period under review.

Financial Review, Liquidity and Capital Resources

As at 31st March, 2005, the net asset value of the Group was HK$243.6 million, which showed an increase of 87% as the capital base has been enlarged by the issue of approximately 175 million and 57.1 million ordinary shares upon placement and conversion of convertible notes respectively making an aggregate proceed of HK$105.2 million.

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained so as to meet its working capital requirements. As at the year end, promissory note payables, bank and other borrowings in aggregate amounted to HK$80.8 million of which some HK$13.0 million of the outstanding amount was used to finance the acquisition of the medicine business during the year and the remaining HK$67.8 million was for working capital. Some HK$75.2 million of the outstanding borrowing is repayable within 1 year while the remaining HK$5.6 million is repayable after one year. In addition, during the year, the Company has issued convertible notes in the amount of HK$100 million, which are convertible into shares in the Company at an initial conversion price of HK$0.42 per share, interest is charged at 2% per annum and repayable at the third anniversary from the issue date. Before the year end, convertible notes in an aggregate principal amount of HK$10 million were converted into ordinary shares at the conversion price of HK$0.42 per share. The balance in an aggregate principal amount of HK$90 million will be redeemed on 23rd February, 2008 (or the next following business day if it is not a business day) unless they are previously converted, redeemed or purchased and cancelled.

At 31st March, 2005, the Group maintained bank and cash balances of approximately HK$191.0 million and is in a net cash position. After the enlargement of the capital base, the gearing ratio of the Group, calculated with reference to the total of promissory note payables, bank and other borrowings of HK$80.8 million and the Group's shareholders' funds of HK$243.6 million, substantially reduced to 0.3 as compared with 0.7 as at 31st March, 2004.

Most of the bank and other borrowings were interest bearing with reference to Hong Kong inter-bank offer rate or prime rate. The management believes that interest remains to be low in the capital market and therefore no hedge was made against interest rate fluctuation. Most of the assets and liabilities of the Group were denominated in Hong Kong dollars, the Board thus considered that the Group was not subject to any material exchange rate exposure."

(b) For the year ended 31st March, 2004

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the annual report of CTH for the year ended 31st March, 2004:

"Business Review

The Group's turnover for the year ended 31st March, 2004 was approximately HK$63,514,000, representing a significant increase of 54% from that of last year. The improvement in turnover was mainly attributable to the increase in sales proceeds from the Group's property development project at Sheung Wan, namely Talon Tower. During the year, the Group recorded a net loss of approximately HK$29,612,000. This represents a reduced loss of 43% from last year. The significant improvement in the Group's result was mainly due to the appreciation in value of the properties of the Group due to the recent recovery of the property market. The sales of motorcycles also made a satisfactory contribution to the Group.

Property Development

Talon Tower is a 26-storey commercial and residential building. With the recent recovery of the property market and the active sale and marketing effort, satisfactory sales was recorded in the first quarter of 2004. Nearly half of the units were sold now.

Sales of approximately HK$47,276,000 were achieved during the year. The proceeds from the sales had been wholly used to repay its bank loan. Since the completion of construction, no finance cost had been capitalized. Excluding the allowance made for devaluation, property sales yielded an approximate gross profit of HK$5,973,000.

To take advantage of the improved sentiment in the property market since late 2003, the Group acquired the remaining 40% interest in Talon Tower in December, 2003. The acquisition enables better efficiency in the sale team, there had been marked improvement in sale performance thereafter. The proceeds from sales helped to reduce the bank borrowing and thus improve the gearing position of the Group.

Trading of Motorcycles

The Group continues to be the distributor of Suzuki motorcycles in Hong Kong and Macau. The turnover for the year was approximately HK$15,864,000 which showed an increase of 37% as compared with that of last year, as a result of the popularity of scooter in the region. The business made a contribution to the Group of approximately HK$664,000 during the year.

Financial Review

As at 31st March, 2004, the net asset value of the Group was HK$130,176,000, which showed a decrease of 17% over that of last year. The drop was attributable to the net loss reported for the year. The Group maintained a bank balances and cash of approximately HK$80,136,000, while bank and other borrowings had decreased from HK$178,453,000 to HK$94,444,000. These bank and other borrowings comprised mainly the project loans relating to Talon Tower, which amounted to HK$86,771,000 at the year end date and were

bearing interest with reference to Hong Kong interbank offer rate. In view of the low interest environment, the Group made no hedge against interest rate fluctuation. The gearing ratio of the Group (the ratio of total liabilities over total assets) was 43% (2003: 55%).

Most of the assets and liabilities of the Group were denominated in Hong Kong dollars, the Board considered the Group was not subject to any material exchange rate exposure.

On 15th April, 2003, the Group underwent a capital reorganisation ("Capital Reorganisation") involving capital reduction, share sub-division, share consolidation and share premium cancellation that led to the nominal value of the shares of the Company being reduced to HK$0.01 each."

3. UNAUDITED FINANCIAL INFORMATION

(i) Unaudited financial statements

The following is the reproduction of the text of the unaudited consolidated financial statements of CTH together with the accompanying notes contained in pages 4 to 21 of the interim report of CTH for the six months ended 30th September, 2005:

"CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2005

		Six months ended	
		30.9.2005	**30.9.2004**
		(unaudited)	**(unaudited)**
	NOTES	*HK$'000*	*HK$'000*
Turnover	4	426,380	175,398
Cost of sales		(370,651)	(125,505)
Gross profit		55,729	49,893
Other income		6,830	289
Distribution costs		(33,043)	(24,733)
Administrative expenses		(20,099)	(13,651)
Other expenses		(304)	–
Gain arising from change in fair value of financial assets at fair value through profit or loss		216	–
Gain on disposal of investments in securities		–	53
Amortisation of goodwill arising on acquisition of subsidiaries		–	(478)
Impairment loss recognised in respect of goodwill arising from acquisition of subsidiaries		(11,000)	–
Loss on disposal of investment properties		–	(3,217)
Unrealised holding loss of investments held for trading/other investments		(5,330)	(4,696)
Finance costs	5	(9,940)	(4,011)
Loss before taxation	6	(16,941)	(551)
Taxation	7	(819)	(466)
Loss for the period attributable to equity holders of the parent		(17,760)	(1,017)
Loss per share	9		
– Basic		(4.4 cents)	(0.8 cents)
– Diluted		N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th September, 2005

	NOTES	30.9.2005 (unaudited) HK$'000	31.3.2005 (restated) HK$'000
Non-current assets			
Property, plant and equipment	10	62,666	64,353
Prepaid lease payments		1,350	1,365
Intangible assets		3,043	2,015
Goodwill		10,885	21,885
		77,944	89,618
Current assets			
Inventories		73,377	59,280
Debtors, deposits and prepayments	11	429,610	38,280
Loan receivables		49,814	31,500
Prepaid lease payments		30	30
Properties held for sale		58,547	58,536
Investments in securities		–	10,289
Investments held for trading		53,052	–
Financial assets at fair value through profit or loss		26,840	–
Pledged bank deposits		3,000	3,000
Bank balances and cash		669,511	187,980
		1,363,781	388,895
Current liabilities			
Creditors and accrued charges	12	77,145	62,772
Tax payable		62	1,041
Obligations under a finance lease – due within one year		33	23
Promissory note payables		–	13,000
Convertible note payables	13	353	180
Bank and other borrowings – due within one year		49,053	62,146
		126,646	139,162
Net current assets		1,237,135	249,733
Total assets less current liabilities		1,315,079	339,351
Non-current liabilities			
Obligations under a finance lease – due after one year		91	119
Bank and other borrowings – due after one year		1,875	5,625
Convertible note payables	13	901,333	84,803
		903,299	90,547
Net assets		411,780	248,804
Capital and reserves			
Share capital	15	4,086	3,610
Reserves		406,770	245,194
Equity attributable to equity holders of the parent		410,856	248,804
Minority interests		924	–
Total equity		411,780	248,804

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2005

	Attributable to equity holders of the parent										
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000	Special reserve HK$'000	Translation reserve HK$'000	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2004	1,277	2,071	646	-	32,308	(8,908)	-	102,782	130,176	-	130,176
Exchange differences arising on operations outside Hong Kong and income recognised directly in equity	-	-	-	-	-	-	645	-	645	-	645
Loss for the period	-	-	-	-	-	-	-	(1,017)	(1,017)	-	(1,017)
Total recognised income and expense for the period	-	-	-	-	-	-	645	(1,017)	(372)	-	(372)
Exercise of share options	11	227	-	-	-	-	-	-	238	-	238
At 30th September, 2004	1,288	2,298	646	-	32,308	(8,908)	645	101,765	130,042	-	130,042
Exchange differences arising on operations outside Hong Kong and loss recognised directly in equity	-	-	-	-	-	-	(18)	-	(18)	-	(18)
Profit for the period	-	-	-	-	-	-	-	13,279	13,279	-	13,279
Total recognised income and expense for the period	-	-	-	-	-	-	(18)	13,279	13,261	-	13,261
Recognition of equity component of convertible notes	-	-	-	3,466	-	-	-	-	3,466	-	3,466
Exercise of share options	1	-	-	-	-	-	-	-	1	-	1
Issue of shares	1,750	78,500	-	-	-	-	-	-	80,250	-	80,250
Conversion of convertible notes	571	24,182	-	(346)	-	-	-	-	24,407	-	24,407
Expenses incurred in connection with issue of shares	-	(2,623)	-	-	-	-	-	-	(2,623)	-	(2,623)
At 31st March, 2005 as restated	3,610	102,357	646	3,120	32,308	(8,908)	627	115,044	248,804	-	248,804
Exchange differences arising on operations outside Hong Kong and income recognised directly in equity	-	-	-	-	-	-	31	-	31	-	31
Loss for the period	-	-	-	-	-	-	-	(17,760)	(17,760)	-	(17,760)
Total recognised income and expense for the period	-	-	-	-	-	-	31	(17,760)	(17,729)	-	(17,729)
Recognition of equity component of convertible notes	-	-	-	160,914	-	-	-	-	160,914	-	160,914
Conversion of convertible notes	476	19,084	-	(693)	-	-	-	-	18,867	-	18,867
Capital contribution of minority shareholders	-	-	-	-	-	-	-	-	-	924	924
At 30th September, 2005	4,086	121,441	646	163,341	32,308	(8,908)	658	97,284	410,856	924	411,780

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2005

	Six months ended	
	30.9.2005	30.9.2004
	(unaudited)	(unaudited)
	HK$'000	*HK$'000*
Net cash from operating activities	4,072	59,470
Net cash used in investing activities		
Proceeds from disposal of investments held for trading	282,406	1,416
Refundable earnest monies paid	(390,000)	–
Acquisition of investments held for trading	(326,500)	–
Other investing cash flows	(45,268)	(19,136)
	(479,362)	(17,720)
Net cash from (used in) financing activities		
Proceeds from issue of convertible notes	988,867	–
New bank and other borrowings raised	473	56,536
Repayment of promissory notes	(13,000)	–
Repayment of bank and other borrowings	(17,316)	(112,844)
Other financing cash flows	(2,234)	(2,696)
	956,790	(59,004)
Net increase (decrease) in cash and cash equivalents	481,500	(17,254)
Cash and cash equivalents at beginning of the period	187,980	80,136
Effect of foreign exchange rate changes	31	527
Cash and cash equivalents at end of the period	669,511	63,409
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	669,511	64,025
Bank overdrafts	–	(616)
	669,511	63,409

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2005

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "**Listing Rules**") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("**HKFRS(s)**"), Hong Kong Accounting Standards ("**HKAS(s)**") and Interpretations (hereinafter collectively referred to as "**new HKFRSs**") issued by the HKICPA that are effective for the accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In the current period, the Group has applied the transitional provisions of HKFRS 3 "Business Combinations" to goodwill acquired in business combinations for which the agreement date was before 1st January, 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually or in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for 2004 have not been restated.

Share-based Payments

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("**equity-settled transactions**"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("**cash-settled transactions**"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has

applied HKFRS 2 to share options granted on or after 1st April, 2005. In relation to share options granted before 1st April, 2005, the Group has not applied HKFRS 2 to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 and had vested before 1st April, 2005 in accordance with the relevant transitional provisions. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7th November, 2002 and had not yet vested on 1st April, 2005. Because there were no unvested share options at 1st April, 2005 and no share options have been granted during the period, the adoption of HKFRS 2 has had no impact on the Group's results for the current or prior accounting periods.

Financial Instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible notes

HKAS 32 requires an issuer of a compound financial instrument (that contains both financial liability and equity components) to separate the compound financial instrument into its liability and equity components on its initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The principal impact of HKAS 32 on the Group is in relation to convertible loan note payables issued by the Company that contain both liability and equity components. The liability component is classified as a liability while the equity component is grouped under the reserves of the Company. Previously, convertible note payables were classified as liabilities on the balance sheet. Because HKAS 32 requires retrospective application, comparative figures have been restated. Liabilities as at 31st March, 2005 have been decreased by HK$5,197,000 with an increase in accumulated profits of HK$2,324,000 and an increase in reserves by HK$2,873,000.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("**SSAP 24**"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any). From 1st April, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On 1st April, 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Investments in securities classified under current assets with a carrying amount of HK$10,289,000 were classified to investments held for trading.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. During the period, the Group has acquired and designed all equity-linked notes as "financial assets at fair value through profit or loss". The adoption of HKAS 39 has had no material effect in the Group's accumulated profits.

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact). Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Potential Impact of New HKFRSs not yet Adopted

The Group has not early applied the following new HKFRSs that have been issued but are not effective:

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 4	Determining whether an Arrangement Contains a Lease
HK(IFRIC) – Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC) – Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior periods are as follows:

	Effect of adopting	Six months ended 30.9.2005 HK$'000	Six months ended 30.9.2004 HK$'000
Increase in impairment loss recognised in respect of goodwill arising from acquisition of subsidiaries	HKFRS 3	(573)	–
Decrease in amortisation of goodwill	HKFRS 3	573	–
Increase in interest on the liability component of convertible notes	HKAS 32	(7,443)	–
Gain arising from changes in fair value of financial assets at fair value through profit or loss	HKAS 39	216	–
Increase in loss for the period		(7,227)	–

The cumulative effects of the application of the new HKFRSs as at 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated) HK$'000	Effect of HKAS 17 HK$'000	Effect of HKAS 32 HK$'000	As at 31st March, 2005 (restated) HK$'000	Effect of HKAS 39 HK$'000	As at 1st April, 2005 (restated) HK$'000
Balance sheet items						
Property, plant and equipment	65,748	(1,395)	–	64,353	–	64,353
Prepaid lease payment	–	1,395	–	1,395	–	1,395
Investments in securities	10,289	–	–	10,289	(10,289)	–
Investments held for trading	–	–	–	–	10,289	10,289
Creditors and accrued charges	(62,952)	–	180	(62,772)	–	(62,772)
Convertible note payables						
– current portion	–	–	(180)	(180)	–	(180)
– non-current portion	(90,000)	–	5,197	(84,803)	–	(84,803)
Total effects on assets and liabilities	(76,915)	–	5,197	(71,718)	–	(71,718)
Share premium	102,604	–	(247)	102,357	–	102,357
Accumulated profits	112,720	–	2,324	115,044	–	115,044
Capital reserve – equity component of convertible notes	–	–	3,120	3,120	–	3,120
Total effects on equity	215,324	–	5,197	220,521	–	220,521

4. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four main operating segments-manufacturing and trading of medicine and health foods, motorcycles, property development and securities investment. These divisions are the bases on which the Group reports its primary segment information.

Six months ended 30th September, 2005

	Medicine and health food	Motorcycles	Property	Securities investment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER					
External sales	138,427	5,547	–	282,406	426,380
SEGMENT RESULTS	5,878	186	259	(1,190)	5,133
Unallocated corporate income					5,313
Unallocated corporate expenses					(6,447)
Impairment loss recognised in respect of goodwill arising from acquisition of subsidiaries	(11,000)	–	–	–	(11,000)
Finance costs					(9,940)
Loss before taxation					(16,941)
Taxation					(819)
Loss for the period					(17,760)

Six months ended 30th September, 2004

	Medicine and health food	Motorcycles	Property	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER				
External sales	107,080	7,673	60,645	175,398
SEGMENT RESULTS	601	253	9,611	10,465
Unallocated corporate expenses				(7,005)
Finance costs				(4,011)
Loss before taxation				(551)
Taxation				(466)
Loss for the period				(1,017)

5. FINANCE COSTS

	Six months ended	
	30.9.2005	**30.9.2004**
	HK$'000	*HK$'000*
Interest on:		
Bank and other borrowings wholly repayable within five years	1,555	2,719
Promissory notes	210	290
Convertible notes	8,175	122
Loan arrangement fees	–	880
	9,940	4,011

6. LOSS BEFORE TAXATION

	Six months ended	
	30.9.2005	**30.9.2004**
		(restated)
	HK$'000	*HK$'000*
Loss before taxation has been arrived at after charging (crediting):		
Depreciation of property, plant and equipment	4,923	4,209
Amortisation of prepaid lease payments	15	12
Amortisation of intangible assets included in administrative expenses	29	4
Loss on disposal of property, plant and equipment	260	53
Bad debts recovered	–	(1)

7. TAXATION

The taxation represents provision for income tax in the People's Republic of China (the "**PRC**").

No provision for Hong Kong Profits Tax has been made as the Company and its subsidiaries had no assessable profit for both periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

8. DIVIDENDS

No dividends were paid during the period (six months ended 30th September, 2004: Nil). The directors do not recommend the payment of an interim dividend.

9. LOSS PER SHARE

The calculation of the basic loss per share attributable to equity holders of the parent is based on the following data:

	Six months ended	
	30.9.2005	**30.9.2004**
	HK$'000	*HK$'000*
Loss for the period	17,760	1,017
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purpose of basic loss per share	403,150,067	128,739,049

No diluted loss per share has been presented because the exercise of the share options and the conversion of the convertible notes would result in a decrease in loss per share.

10. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$4,092,000 on acquisition of property, plant and equipment. In addition, the Group disposed of certain plant and equipment with a carrying amount of approximately HK$856,000 for proceeds of HK$596,000, resulting in a loss on disposal of approximately HK$260,000.

At 30th September, 2005, certain equipment of the Group with an aggregate net book value of approximately HK$11,587,000 (31st March, 2005: HK$11,959,000) were pledged to a bank to secure general banking facilities granted to the Group.

11. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group allows credit period ranging from 0 to 30 days to its trade customers.

The following is an aged analysis of trade debtors at the balance sheet date:

	30.9.2005	**31.3.2005**
	HK$'000	*HK$'000*
0 – 30 days	18,247	16,067
31 – 60 days	1,044	269
61 – 90 days	775	11,336
Over 90 days	849	–
	20,915	27,672
Refundable earnest money *(Note)*	390,000	–
Other debtors, deposits and prepayments	18,695	10,608
	429,610	38,280

Note: In June 2005, a wholly-owned subsidiary of the Company and an independent third party (the "**Vendor**") signed a non-binding letter of intent with a view of negotiating a possible acquisition from the Vendor of 50% of its ownership and interest in certain land located in Macau which is initially intended for redevelopment purposes, at an initial consideration of HK$495 million. Upon signing of the letter of intent, an amount of HK$10 million was paid by the Group as refundable earnest money.

In addition, further amounts of refundable earnest money of HK$230 million and HK$150 million, were paid separately by the Group with a view of negotiating possible acquisitions of ownership and interest in certain land located in Macau and properties located in the PRC.

On completion of the above possible acquisitions, the Company intends to hold the properties as investment properties.

No formal agreement in respect of the possible acquisitions has been entered into up to the date of the interim report. In the opinion of the directors of the Company, the possible acquisitions may or may not materialise, therefore, the refundable earnest money is classified as current assets accordingly.

12. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of trade creditors at the balance sheet date:

	30.9.2005	31.3.2005 (restated)
	HK$'000	*HK$'000*
0 – 60 days	39,625	20,206
61 – 90 days	4,100	20,037
Over 90 days	8,857	4,470
	52,582	44,713
Other creditors and accrued expenses	24,563	18,059
	77,145	62,772

13. CONVERTIBLE NOTE PAYABLES

On 23rd February, 2005, the Company issued HK$100 million 2% unsecured convertible notes due 2008 at conversion price of HK$0.42 (subject to adjustment). The convertible notes carry interest at 2% per annum, will mature on 23rd February, 2008 (or the next following business day if it is not a business day) and are transferable but may not be transferred to a connected person of the Company without prior written consent of the Company. The holders of the convertible notes have the rights to convert the convertible notes into shares of HK$0.01 each of the Company at any time during the period from 23rd February, 2005 to 23rd February, 2008. During the period from 1st October, 2004 to 31st March, 2005 and during the six months ended 30th September, 2005, HK$10 million and HK$20 million 2% unsecured convertible notes due 2008 were converted into 23,809,520 and 47,619,046 ordinary shares, respectively, of HK$0.01 each in the capital of the Company at conversion price of HK$0.42.

On 8th April, 2005, the Company entered into seven subscription agreements with seven subscribers. On 20th April, 2005, the Company entered into another two subscription agreements and a placing agreement with two subscribers and a placing agent, respectively. Each of the subscription agreements and the placing agreement were not inter-conditional on each other.

Of the nine subscribers, seven of them were subscribers whose funds were managed by global asset management firms (the "**Fund Subscribers**"), with the remaining two subscribers being Loyal Concept Limited ("**Loyal Concept**") and Kopola Investment Company Limited ("**Kopola**"). Pursuant to the subscription agreements, the Fund Subscribers in aggregate, Loyal Concept and Kopola had conditionally agreed to subscribe by cash for HK$956 million unsecured zero coupon convertible notes due 2010 proposed to be issued by the Company pursuant to the subscription agreements (the "**Subscription Convertible Notes**") with principal amounts of HK$356 million, HK$450 million and HK$150 million, respectively (the "**Subscription**"). Loyal Concept is an indirect wholly-owned subsidiary of Hanny Holdings Limited ("**Hanny**"), a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange. Loyal Concept and Hanny were not connected

persons of the Company. Kopola is 50% held by Mr. Ho Hau Chong, Norman ("**Mr. Ho**"), the deputy chairman and non-executive director of the Company, and therefore an associate of Mr. Ho. As Mr. Ho was a connected person of the Company under Rule 14A.11 of the Listing Rules on the Stock Exchange, Kopola was regarded as a connected person of the Company.

Pursuant to the placing agreement, the placing agent would procure, on a best effort basis, no less than six placees to subscribe by cash for HK$44 million unsecured zero coupon convertible notes due 2010 proposed to be issued by the Company (the "**Placing Convertible Notes**") pursuant to the placing agreement with a principal amount of HK$44 million (the "**Placing**"). The terms of the Subscription Convertible Notes and Placing Convertible Notes are identical.

Upon full conversion of the Subscription Convertible Notes at initial conversion price of HK$0.44 per ordinary share of HK$0.01 each in the share capital of the Company (subject to adjustment), a total of 2,172,727,272 new ordinary shares, which would fall to be issued by the Company upon the exercise of the conversion rights attached to the Subscription Convertible Notes will be issued.

Upon full conversion of the Placing Convertible Notes at the initial conversion price of HK$0.44 per share (subject to adjustment), a total of 100,000,000 new ordinary shares, which would fall to be issued by the Company upon the exercise of the conversion rights attached to the Placing Convertible Notes, will be issued.

The Subscription and the Placing completed on 11th August, 2005. The total gross proceeds from the Subscription and the Placing amounted to HK$956 million and HK$44 million, respectively. Therefore, the total gross proceeds from the Subscription and the Placing amounted to HK$1,000 million. After deducting related expenses of approximately HK$11 million, approximately HK$989 million will be used to finance the expansion of the investment property portfolio of the Company.

As at 30th September 2005, no Subscription Convertible Notes and Placing Convertible Notes had been converted.

14. DEFERRED TAXATION

The following are the major deferred tax liability (asset) provided for and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Deferred development costs	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2004	–	–	–	–
Arising on acquisition of subsidiaries	3,263	–	(3,263)	–
(Credit) charge to income for the year	(730)	353	377	–
At 31st March, 2005	2,533	353	(2,886)	–
(Credit) charge to income for the period	(1,347)	180	1,167	–
At 30th September, 2005	1,186	533	(1,719)	–

At 30th September, 2005, the Group has unused tax losses of HK$680,532,000 (31st March, 2005: HK$679,816,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$9,823,000 (31st March, 2005: HK$16,492,000) of such losses. No deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$670,709,000 (31st March, 2005: HK$663,324,000) and the deductible temporary differences due to the unpredictability of future profit streams. Tax losses may be carried forward indefinitely.

15. SHARE CAPITAL

	Number of shares	Amount
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 1st April, 2005 and 30th September, 2005	40,000,000,000	400,000
Issued and fully paid:		
At 1st April, 2005	360,995,507	3,610
Conversion of convertible notes	47,619,046	476
At 30th September, 2005	408,614,553	4,086

16. OPERATING LEASE COMMITMENTS

The Group as lessee

	Six months ended	
	30.9.2005	**30.9.2004**
	HK$'000	*HK$'000*
Property rentals paid by the Group during the period in respect of:		
Minimum lease payments	11,244	7,812
Contingent rents	3,571	1,421
	14,815	9,233

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	30.9.2005	**31.3.2005**
	HK$'000	*HK$'000*
Within one year	28,491	19,280
In the second to fifth year inclusive	28,080	18,710
	56,571	37,990

Operating lease payments represent rentals payable by the Group for certain of its office premises, factory premises and outlets. Leases are negotiated for an average term of three years and rentals are either fixed or, in addition to the fixed rentals, contingent rental based on a fixed percentage of the monthly gross turnover of the outlets.

17. ACQUISITION OF A SUBSIDIARY

On 20th September, 2005, the Group acquired the entire issued share capital of China–HK International Finance Limited for a cash consideration of approximately HK$35,000. This transaction has been accounted for using the purchase method of accounting. The net asset acquired in the transaction mainly represented rental deposit of approximately HK$22,000. The newly acquired subsidiary did not make any significant contribution to turnover or did not have significant effect on loss before taxation of the Group during the period.

18. RELATED PARTY DISCLOSURES

Compensation of key management personnel

The remuneration of directors during the period was as follows:

	Six months ended	
	30.9.2005	**30.9.2004**
	HK$'000	*HK$'000*
Short-term benefits	1,311	282

The remuneration of directors is determined by the remuneration committee having regard to the performance of individuals and market trends.

(ii) Management discussion and analysis

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the interim report of CTH for the six months ended 30th September, 2005:

"Business Review

The Group's turnover for the six months ended 30th September, 2005 was approximately HK$426.4 million, representing an increase of 143% as compared with the comparative period of HK$175.4 million. This substantial increase is mainly due to the expansion in the activity of securities investment, being part of the Group's strategy in short term treasury management, which contributed HK$282.4 million to the Group's turnover during the period under review.

During the period, an impairment loss for goodwill of HK$11.0 million has been charged to the income statement. In addition, due to the adoption of new accounting standard, there was an increase in interest expense of HK$7.4 million on the liability component of convertible notes. As a result, the Group incurred a loss for the period of HK$17.8 million as compared with that of the comparative period of HK$1.0 million. The loss per share for the current period was 4.4 cents.

Property Investment

During the period, the Group has been actively looking for investment opportunities in properties. As stated in the announcement made by the Company on 26th October, 2005, the Group has proceeded to a more advanced stage in relation to negotiation for a possible acquisition of property interest in Macau. In addition, the Group has been in discussions in respect of possible acquisitions of property interests and sporting facilities in the People's Republic of China (the "PRC") and Hong Kong. Further announcements will be made by the Company as and when appropriate.

There are 24 residential units and 1 commercial unit at Talon Tower on Connaught Road West remain unsold.

Securities Investment

During the period, the Group has expanded its activity in securities investment with an aim to maximise the short term yield from the surplus cash balances. There was a realised gain of HK$4.1 million recognised for the period. Due to the short term market fluctuation, there was an unrealised loss of HK$5.3 million which was calculated with reference to the market price at the period end and a net loss of HK$1.2 million was reported for this segment. At the period end, the Group held investments in securities in aggregate of HK$79.9 million, which mainly represents shares or equity-linked notes in renowned companies listed in Hong Kong, the United States and Japan.

Medicine Retailing and Manufacturing

Since Tung Fong Hung Investment Limited and Jean-Marie Pharmacal Company Limited (collectively the "Medicine Business") were acquired by the Group around end of April 2004, their results for five months ended 30th September, 2004 had been accounted for by the Group in the comparative period. After taking into account this factor, the performance of the Medicine Business for the current period shows a moderate growth as compared with the comparative period. The segment turnover and profit achieved for the period were HK$138.4 million (2004: HK$107.1 million) and HK$5.9 million (2004: HK$0.6 million) respectively.

Financial Review

During the period, an aggregate amount of HK$20 million of the 3-year convertible notes was converted into approximately 47.6 million shares in the Company and the outstanding amount of the 3-year convertible notes at the period end was HK$70 million. To strengthen its resources for expanding the activity in property investment, the Group has further issued 5-year convertible notes in August 2005 to raise HK$1, 000 million, which can be converted into shares of the Company at an initial conversion price of HK$0.44 per share and repayable at the fifth anniversary from the issue date (or the next following business day if it is not a business day) unless they are previously converted, redeemed or purchased and cancelled, and be redeemed at 110 percent of their principal amount. In accordance with the new accounting standard adopted by the Group during the period, an amount of HK$160.9 million representing the estimated equity component of the 5-year convertible notes was recorded to increase the capital reserve of the Group. As a result, after offset by the loss of HK$17.8 million incurred for the period, the net asset value of the Group was increased by 66% from HK$248.8 million at 31st March, 2005 to HK$411.8 million at the period end.

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. In addition to the above convertible note payables in aggregate of HK$1,070 million outstanding at the period end, a variety of credit facilities is maintained so as to meet its working capital requirements of the Group. At the end of the period, total bank borrowings amounted to HK$50.9 million, of which HK$49.0 million is repayable within one year and the remaining HK$1.9 million is repayable after one year.

The net gearing ratio of the Group, calculated with reference to the total of bank loans of HK$50.9 million and the fair value of the liability component of convertible note payables of HK$901.7 million, setoff with the bank and cash balances of HK$672.5 million, and the Group's shareholders' funds of HK$410.9 million, was 0.7 at 30th September, 2005.

All the bank borrowings were interest-bearing with reference to Hong Kong inter-bank offer rate, London inter-bank offer rate or prime rate. The management believes that interest remains stable in the capital market and therefore no hedge is to be made against interest rate fluctuation. Most of the assets and liabilities of the Group were denominated in Hong Kong dollars, and hence the Board considers that the Group was not subject to any material exchange rate exposure."

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED GROUP

The following is the unaudited pro forma balance sheet of the Enlarged Group assuming that the Note Subscription had been completed on 31 December, 2005, and the Group had exercised those conversion rights attached solely to the Notes immediately after the Note Subscription, to the extent that the aggregate holding of the Group of CTH Shares immediately after such conversion shall be less than 30% of the then issued share capital of CTH (the "Partial Conversion"). The unaudited pro forma balance sheet of the Group is based upon the unaudited pro forma financial information of the Group as at 31 December, 2005, (which is based upon the audited consolidated balance sheet of the Group as at 31 December, 2005 as set out in Appendix I of this circular, after making pro forma adjustments relating to the Disposal) ("Pro Forma Remaining Group Financial Information"), as set out in the Group's circular dated 10 April, 2006, and the unaudited consolidated balance sheet of the CTH Group as at 30 September, 2005 extracted from the interim report of the CTH Group for the six months ended 30 September, 2005 and adjusted for the Note Subscription and the Partial Conversion.

This unaudited pro forma balance sheet was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group as at 31 December, 2005 or any future date.

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED GROUP (Cont'd)

	(A)	(B)	(C)	(D)=(A)+(B)+(C)
	Pro forma Remaining Group as at 31 December, 2005 *HK$'000*	Pro forma adjustment relating to the Note Subscription *HK$'000* *(Note 1)*	Pro forma adjustment relating to the Partial Conversion *HK$'000* *(Note 2)*	Pro forma Enlarged Group as at 31 December, 2005 *HK$'000*
Non-current Assets				
Property, plant and equipment	41,738	-	-	41,738
Intangible assets	623	-	-	623
Interests in associates	637,783	-	-	637,783
Interest in an associate – the CTH Group	-	-	172,006	172,006
Available-for-sale investments	678,399	176,544	(80,116)	774,827
Deposits for acquisition of long-term investments	190,175	-	-	190,175
Receivable due from the Purchaser	195,441	-	-	195,441
	1,744,159	176,544	91,890	2,012,593
Current Assets				
Inventories	6,968	-	-	6,968
Trade and other receivables	104,045	-	-	104,045
Investments held for trading	128,894	118,800	(53,911)	193,783
Short-term loan receivables	171,979	-	-	171,979
Short-term loan receivables from related companies	186,019	-	-	186,019
Margin loan receivables	24,682	-	-	24,682
Amounts due from associates	5,260	-	-	5,260
Pledged bank deposit	20,591	-	-	20,591
Bank balances and cash	2,123,202	(270,000)	-	1,853,202
	2,771,640	(151,200)	(53,911)	2,566,529
Current Liabilities				
Trade and other payables	(274,566)	-	-	(274,566)
Margin loan payables	(152)	-	-	(152)
Dividend payable	(9,046)	-	-	(9,046)
Amount due to an associate	(2,026)	-	-	(2,026)
Tax payable	(35,889)	-	-	(35,889)
Borrowings – due within one year	(593,790)	-	-	(593,790)
Bank overdrafts	(26,663)	-	-	(26,663)
	(942,132)	-	-	(942,132)
Net Current Assets (Liabilities)	1,829,508	(151,200)	(53,911)	1,624,397
Total Assets Less Current Liabilities	3,573,667	25,344	37,979	3,636,990
Non-current Liabilities				
Borrowings – due after one year	(7,258)	-	-	(7,258)
Deferred tax liabilities	(201)	-	-	(201)
	(7,459)	-	-	(7,459)
Total Assets and Liabilities	3,566,208	25,344	37,979	3,629,531
Capital and Reserves				
Share capital	2,261	-	-	2,261
Reserves	2,280,791	25,344	37,979	2,344,114
Equity attributable to equity holders of the parent	2,283,052	25,344	37,979	2,346,375
Minority interests	1,283,156	-	-	1,283,156
Total Equity	3,566,208	25,344	37,979	3,629,531

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED GROUP (Cont'd)

Notes:

(1) The adjustment reflects:

- the payment of HK$270,000,000 by the Group for the Note Subscription;
- the initial measurement of the estimated fair value of debt element and conversion option element of the Notes on 27 April, 2006, the date of the Subscription Agreement, were HK$176,544,000 and HK$118,800,000, respectively, based on a valuation report issued by RHL Appraisal Ltd. dated 26 May, 2006; and
- the changes in estimated fair value at the acquisition date of HK$25,344,000 credited to income statement.

(2) Pursuant to the interim report of CTH Group for the six months ended 30 September, 2005, CTH had 408,614,553 outstanding ordinary shares as at 30 September, 2005. Accordingly, the maximum number of CTH Shares that the Group can convert under the Notes to the extent that the aggregate holding of the Group of CTH Shares shall be less than 30% (assumed to be at 29.99%) of the then issued share capital of CTH is 175,037,144. The adjustments represent the recognition of interest in an associate – the CTH Group of approximately HK$172,006,000, de-recognition of the debt element and the conversion option element of the Notes of approximately HK$80,116,000 and HK$53,911,000, respectively, upon the Partial Conversion as well as the recognition of the discount on acquisition of approximately HK$37,979,000 with reference to the enlarged net assets of CTH Group as at 30 September, 2005 immediately after the Partial Conversion.

(3) The Partial Conversion immediately after the Note Subscription had not been taken into account of:

(i) the movement of the issued share capital of CTH subsequent to 30 September, 2005, the CTH interim report date;

(ii) the conversion of the 2005 August CTH Notes of principal amount of HK$120,000,000 by the Group on 12 April, 2006; and

(iii) the purchase of CTH Shares by the Group subsequent to 31 December, 2005.

Should the Partial Conversion had taken into account of the above events, the number of CTH Shares that can be converted from the Notes to the extent that the aggregate holding of the Group of CTH Shares immediately after such conversion shall be less than 30% of the then issued share capital of CTH would be less than that as mentioned in note 2.

(II) ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HANNY HOLDINGS LIMITED

The following is the text of a report received from Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for inclusion in this circular, in respect of the unaudited pro forma financial information of the Enlarged Group as set out in this appendix.

Deloitte.
德勤

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Cheung Tai Hong Holdings Limited ("CTH") and its subsidiaries (together with the Group hereinafter collectively referred to as the "Enlarged Group") set out in Appendix III (the "Unaudited Pro Forma Financial Information") to the circular dated 26 May, 2006 (the "Circular") in connection with the subscription of the convertible note of CTH (the "Subscription"), which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Subscription might have affected the financial information presented. The basis of preparation of Unaudited Pro Forma Financial Information is set out on pages from 200 to 202 of the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December, 2005 or any future date.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

26 May, 2006

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in the circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying Shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
("Dr. Chan") *(Notes 1&2)*	Long position	Interest of controlled corporation	Corporate interest	57,614,948	24.28%
Dr. Yap, Allan *(Note 3)*	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	3,350,000	1.41%

Notes:

1. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 57,614,948 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

3. This interest does not include interests in underlying Shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Yap, Allan in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per Share *HK$*	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.69%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.37%

(c) Interests in associated corporation (as defined in the SFO) of the Company

Interests in PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.086	0.27%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.086	0.11%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying Shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares

Name of Shareholder	Long Position/ Short Position	Capacity	Number of Shares held	Number of underlying Shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long Position	Interest of spouse	57,614,948	-	24.28%
Ms. Ng Yuen Lan, Macy *(Note)*	Long Position	Interest of spouse	1,600,000	4,000,000	2.36%
Dr. Chan *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
Dr. Chan *(Note)*	Long Position	Beneficial owner	1,600,000	4,000,000	2.36%
Chinaview *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
Galaxyway Investments Limited ("Galaxyway") *(Note)*	Long Position	Interest of controlled corporation	57,614,948	-	24.28%
ITC *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	57,614,948	-	24.28%
Famex Investment Limited ("Famex") *(Note)*	Long position	Beneficial owner	57,614,948	-	24.28%
Deutsche Bank Aktiengesellschaft	Long position	Security interest	20,674,434	-	8.71%

Name of Shareholders	Long Position/ Short Position	Capacity	Number of Shares held	Number of underlying Shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Christian Emil Toggenburger	Long position	Beneficial owner	16,944,541	-	7.14%
Christian Emil Toggenburger	Long position	Interests held jointly with another persons	4,400,464	-	1.85%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	-	5.67%
Aeneas Capital Management LP	Long position	Investment manager	11,896,000	-	5.01%

Note:

Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,948 Shares which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 1,600,000 Shares and 4,000,000 underlying Shares (in respect of unlisted equity derivatives of the Company) held by Dr. Chan.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Memorex Holdings Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business of the Group) have been entered into by members of the Group within the two years preceding the date of this circular and are or may be material:

(i) the placing and subscription agreement dated 23 November, 2004 entered into between ITC, the Company and Success Securities Limited (formerly known as Young Champion Securities Limited) ("Success Securities") relating to the placing and subscription of 37,000,000 Shares;

(ii) the sale and purchase agreement dated 31 January, 2005 entered into between Pacific Development Co. Ltd., Pacific Auto Co. Ltd. and TFN Multi-Media Co., Ltd. relating to the disposal of 8.04% interest of Fu Yang Investment Co., Ltd.;

(iii) the sale and purchase agreement dated 10 March, 2005 entered into amongst Nation Field Limited, PYI Corporation Limited and the Company regarding the acquisition by Nation Field Limited of an aggregate of 270,000,000 shares in China Strategic Holdings Limited ("China Strategic") from PYI Corporation Limited and the Company (the "Share Sale Agreement");

(iv) the subscription agreement dated 20 April, 2005 entered into between Loyal Concept and CTH in relation to the subscription of HK$450 million convertible note issued by CTH;

(v) the underwriting agreement dated 21 April, 2005 entered into between the Company, See Corporation Limited ("SCL") and Tai Fook Securities Company Limited in relation to the underwriting of the rights issue of SCL;

(vi) the subscription agreement dated 21 April, 2005 entered into between the Company and SCL relating to the subscription of HK$170 million convertible note issued by SCL;

(vii) the loan agreement dated 11 August, 2005 entered into between the Company and Kingston Finance Limited ("Kingston") pursuant to which Kingston agreed to grant a loan facility of HK$400 million to the Company;

(viii) a deed of mortgage and assignment dated 11 August, 2005 entered into between Well Orient Limited as the mortgagor and Kingston as mortgagee in relation to the securities of China Strategic;

(ix) a security assignment dated 11 August, 2005 entered into between Loyal Concept Limited as the assignor and Kingston as the assignee in relation to the HK$450 million convertible note of CTH;

(x) a deed of mortgage of shares dated 11 August, 2005 entered into between the Company as the mortgagor and Kingston as mortgagee in relation to the securities in SCL;

(xi) a deed of security assignment dated 11 August, 2005 entered into between the Company as the assignor and Kingston as assignee in relation to the HK$170 million convertible note of SCL;

(xii) a subscription agreement dated 18 August, 2005 entered into between the Company as the subscriber and Wo Kee Hong (Holdings) Limited as the issuer in respect of the subscription of HK$30 million convertible note issued by Wo Kee Hong (Holdings) Limited;

(xiii) a supplemental agreement dated 30 December, 2005 entered into between Nation Field Limited, PYI Corporation Limited and the Company to extend the long stop date of the Share Sale Agreement as mentioned in (iii) above;

(xiv) a conditional sale and purchase agreement dated 19 January, 2006 entered into between Memorex International Inc. ("MII") and Imation Corp. ("Imation") relating to the disposal of the MII's business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data relating to the brand Memorex®;

(xv) an inducement agreement dated 19 January, 2006 entered into, among others, Imation and the Company, pursuant to which the Company has agreed to guarantee the performance of MII under the conditional sale and purchase agreement as mentioned in (xiv) above;

(xvi) a conditional sale and purchase agreement dated 9 March, 2006 entered into between Asset Manage Limited as the vendor and Best Position Limited as the purchaser in relation to the acquisition of the entire issued share capital of Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited;

(xvii) the underwriting agreement dated 22 April, 2006 entered into between the Company, SCL and Success Securities in relation to the underwriting of the rights issue of SCL;

(xviii)the Note Subscription Agreement; and

(xiv) a supplemental agreement dated 28 April, 2006 entered into between Nation Field Limited, PYI Corporation Limited and the Company to further extend the long stop date of the Share Sale Agreement as mentioned in (iii) above.

4. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which are contained in this circular.

Name	Qualification
Deloitte Touche Tohmatsu ("Deloitte")	certified public accountants

Deloitte has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter or report and references to its names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, Deloitte was not beneficially interested in the share capital of any member of the Group, nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, either direct or indirect, in any assets which had been since 31 December, 2005 (being the date to which the latest published audited consolidated accounts of the Group were made up) acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group.

5. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any members of the Group.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with any member of the Group which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Chan	PYI Corporation Limited *(Note)*	Property investment in Hong Kong	Non-executive director and substantial shareholder

Note: Such businesses may be conducted through its subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors or their respective associates (as defined in the Listing Rules) were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

8. PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless such resolution is specifically required to be taken on a poll under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the Chairman; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

9. MISCELLANEOUS

(i) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the businesses of the Group.

(ii) As at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the Group since 31 December, 2005 (the date to which the latest published audited consolidated accounts of the Group were made up).

(iii) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(iv) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(v) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(vi) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(vii) In the event of inconsistency, the English text of this circular and the accompanying form of proxy shall prevail over the Chinese text thereof.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including the date of the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the annual reports of the Company for each of the financial years ended 31 March, 2004 and 2005 respectively and the interim report of the Company for the six months ended 30 September, 2005;

(iii) the accountants' report on the unaudited pro forma financial information from Deloitte, the text of which is set out in Appendix III to this circular;

(iv) the material contracts referred to in section 3 headed "material contracts" in this appendix;

(v) the written consent referred to in section 4 headed "expert and consent" in this appendix; and

(vi) a copy of each of the circulars issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued by the Company since 31 December, 2005.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Monday, 12 June, 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

1. **"THAT**

   (A) the conditional subscription agreement dated 27 April, 2006 ("Subscription Agreement") entered into between Cheung Tai Hong Holdings Limited (the "Issuer") as the issuer and Hanny Holdings Limited (the "Company") as subscriber of 1% convertible notes (the "Notes") due 2011 of principal amount of HK$270,000,000 (copy of which having been produced to this meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification) and all the transactions contemplated thereunder, including without limitation, the exercise by the Company or its nominee being the registered holder of the Notes to the extent that the aggregate holdings of the Company and its subsidiaries of shares in the Issuer immediately after each such conversion shall be less than 30% of the then issued share capital of the Issuer, be and are hereby approved, confirmed and ratified; and

   (B) the directors of the Company be and are hereby authorised to take all steps and to do all such acts and things, to sign and execute all such further documents as the directors of the Company may in their absolute discretion consider necessary, desirable or expedient to implement and/or give effect to or in connection with the Subscription Agreement and all the transactions contemplated thereunder."

By the order of the Board
Hanny Holdings Limited
Kam Yiu Sai, Florence
Company Secretary

Hong Kong, 26 May, 2006

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

於本通告日期，董事會成員包括：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東僅可就其所持部份本公司股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

茲通告錦興集團有限公司(「本公司」)謹訂於二零零六年六月十二日星期一上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會,藉以考慮及酌情通過下列普通決議案(不論有否修訂)為本公司普通決議案:

普通決議案

1. 「**動議**:

(A) 批准、確認及追認祥泰行集團有限公司(「發行人」)及錦興集團有限公司(「本公司」)(分別作為二零一一年到期本金額270,000,000港元之1厘息可兑換票據(「票據」)的發行人及認購人)於二零零六年四月二十七日訂立有條件認購協議(「認購協議」)(註有「A」字樣之副本已呈交本大會並由大會主席簡簽以作識別)及所有根據該協議項下擬進行之交易(包括但不限於)本公司或其提名人(作為票據登記持有人)行使換股權,惟本公司及其附屬公司於緊隨每次換股後所持之發行人股份總持股量須少於發行人當時已發行股本30%);及

(B) 授權本公司董事作出其全權酌情認為必須、適宜或權宜時實行及/或執行根據或有關認購協議及根據該協議項下擬進行所有交易之所有步驟及行動、事宜及簽署和訂立所有該等其他文件。」

承董事會命
錦興集團有限公司
公司秘書
甘瑤斯

香港,二零零六年五月二十六日

* 僅供識別

10. 備查文件

下列文件之副本由本通函刊發日期起直至及包括股東特別大會日期止之一般辦公時間內在本公司設於香港九龍觀塘鴻圖道51號保華企業中心8樓之香港主要營業地點內可供查閱：

(i) 本公司之組織章程大綱及公司細則；

(ii) 本公司截至二零零四年及二零零五年三月三十一日止各財政年度之年報，以及本公司截至二零零五年九月三十日止六個月的中期報告；

(iii) 德勤就未經審核備考財務資料發出之會計師報告，全文載於本通函附錄三；

(iv) 本附錄第三節「重大合約」所述之重大合約；

(v) 本附錄第四節「專家及同意書」所述之同意書；及

(vi) 本公司根據上市規則第14章及／或第14A章所載之規定自二零零五年十二月三十一日起刊發之各份通函之副本。

(iv) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並於本公司持有賦予其權利於大會上投票之股份（即總數已繳足，數目不少於賦有該等權利之所有股份所繳付之總額之十分一股份）。

股東受委代表提出之要求，應視為與股東提出者無異。

9. 其他事項

(i) 董事概無於最後實際可行日期仍然存續且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

(ii) 於最後實際可行日期，董事概無在本集團任何成員公司自二零零五年十二月三十一日（本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(iii) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(iv) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(v) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(vi) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(vii) 本通函及隨附之代表委任表格之中、英文版本如有歧異，須以英文版本為準。

5. 訴訟

於最後實際可行日期，本集團成員公司概無涉及任何重大訴訟或仲裁，而就董事所知，本集團成員公司亦無任何尚未了結或面臨任何重大訴訟或索償。

6. 服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

7. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

董事姓名	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
陳博士	保華集團有限公司（附註）	於香港從事物業投資	非執行董事兼主要股東

附註：該等業務可透過附屬公司、聯營公司或以其他投資方式進行。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人（定義見上市規則）於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

8. 要求以數票表決方式表決之程序

於大會上投票表決之決議案將以舉手表決方式表決，除非上市規則特別規定該決議案須以數票表決方式表決或下列人士（於宣布舉手表決之結果之前或當時，或撤回任何其他數票表決之要求之時）要求以數票表決方式表決：

(i) 大會主席；或

(ii) 至少三名親身出席大會並當時有權在大會上投票之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表；或

(iii) 一名或多名親身出席之股東（或倘股東為法人團體，則為其正式授權代表）或其受委代表，並佔不少於所有有權於大會投票之股東總投票權之十分一；或

(xiii) Nation Field Limited、保華集團有限公司與本公司於二零零五年十二月三十日訂立之補充協議，以伸延上文第(iii)項所述之股份出售協議之最後完成日期；

(xiv) Memorex International Inc.（「MII」）及Imation Corp.（「Imation」）於二零零六年一月十九日就有關出售Memorex®品牌相關電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之MII業務訂立之有條件買賣協議；

(xv) Imation及本公司（其中包括）於二零零六年一月十九日訂立之促成協議，據此，本公司同意擔保MII於上文(xiv)所述之有條件買賣協議下須履行之責任；

(xvi) Asset Manage Limited作為賣方與Best Position Limited作為買方於二零零六年三月九日就收購Rapid Growth Profits Limited全部已發行股本及應收倫都有限公司之股東貸款訂立之有條件買賣協議；

(xvii) 本公司、漢傳媒及實德證券於二零零六年四月二十二日就有關包銷漢傳媒供股訂立之包銷協議；

(xviii) 票據認購協議；及

(xix) Nation Field Limited、保華集團有限公司與本公司於二零零六年四月二十八日就再度伸延上文(iii)所述之股份銷售協議的最後完成交易日期訂立之補充協議。

4. 專家及同意書

以下為於本通函內作出意見或建議專家資格。

名稱	資格
德勤•關黃陳方會計師行（「德勤」）	執業會計師

德勤已就刊發本通函而發出書面同意書，同意按本通函所載之形式及涵義轉載其函件或報告並引述其名稱，且迄今並無撤回該同意書。

於最後實際可行日期，德勤在本集團任何成員公司之股本中概無任何實益權益，亦無權（不論在法律上可執行與否）認購或提名他人認購本集團任何成員公司之證券，且概無在本集團任何成員公司自二零零五年十二月三十一日（本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

3. 重大合約

本通函日期前兩年內，本集團成員公司曾訂立下列重大或可能重大之合約（並非於本集團日常業務過程中所訂立之合約）：

(i) 德祥、本公司與實德證券有限公司（前稱利高證券有限公司）（「實德證券」）於二零零四年十一月二十三日就配售及認購37,000,000股股份而訂立之配售及認購協議；

(ii) 太平洋開發股份有限公司、太平洋聯合汽車股份有限公司與台固多媒體股份有限公司於二零零五年一月三十一日就出售富洋投資股份有限公司8.04%權益而訂立之買賣協議；

(iii) Nation Field Limited、保華集團有限公司與本公司於二零零五年三月十日就Nation Field Limited向保華集團有限公司及本公司收購中策集團有限公司（「中策」）合共270,000,000股股份而訂立之買賣協議（「股份出售協議」）；

(iv) Loyal Concept 與祥泰行於二零零五年四月二十日就認購祥泰行發行之450,000,000港元可兑換票據而訂立之認購協議；

(v) 本公司、漢傳媒集團有限公司（「漢傳媒」）與大福證券有限公司於二零零五年四月二十一日就包銷漢傳媒之供股而訂立之包銷協議；

(vi) 本公司與漢傳媒於二零零五年四月二十一日就認購漢傳媒發行之170,000,000港元可兑換票據而訂立之認購協議；

(vii) 本公司與金利豐財務有限公司（「金利豐」）於二零零五年八月十一日就金利豐同意向本公司授予的400,000,000 港元借貸融資訂立之借貸協議；

(viii) 威倫有限公司作為抵押人及金利豐作為承押人於二零零五年八月十一日就中策之證券訂立之抵押及轉讓契據 ；

(ix) Loyal Concept 作為轉讓人及金利豐作為承讓人於二零零五年八月十一日就祥泰行450,000,000港元可兑換票據訂立之證券轉讓書；

(x) 本公司作為抵押人及金利豐作為承押人於二零零五年八月十一日就漢傳媒之證券訂立之股份抵押契據；

(xi) 本公司作為轉讓人及金利豐作為承讓人於二零零五年八月十一日就漢傳媒170,000,000 港元可兑換票據訂立之證券轉讓契據；

(xii) 本公司作為認購人及和記行（集團）有限公司作為發行人於二零零五年八月十八日就認購和記行（集團）有限公司發行30,000,000港元可兑換票據訂立之認購協議；

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
Christian Emil Toggenburger	好倉	實益擁有人	16,944,541	-	7.14%
Christian Emil Toggenburger	好倉	與其他人士共同持有之權益	4,400,464	-	1.85%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	好倉	投資經理	13,441,697	-	5.67%
Aeneas Capital Management LP	好倉	投資經理	11,896,000	-	5.01%

附註：

其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之57,614,948股股份中擁有權益。伍婉蘭女士被視為於陳博士持有之1,600,000股股份及4,000,000股相關股份（有關本公司之非上市股本衍生工具）中擁有權益。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

附屬公司名稱	股東名稱／姓名	已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Memorex Holdings Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%

除上文所披露者外，本公司董事並不知悉，有任何其他人士（並非董事）於最後實際可行日期，於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知悉，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉：

(a) 於股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行股本概約百分比
伍婉蘭女士（附註）	好倉	配偶權益	57,614,948	-	24.28%
伍婉蘭女士（附註）	好倉	配偶權益	1,600,000	4,000,000	2.36%
陳博士（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
陳博士（附註）	好倉	實益擁有人	1,600,000	4,000,000	2.36%
Chinaview（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
Galaxyway Investments Limited（「Galaxyway」）（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
德祥（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
ITC Investment Holdings Limited（「ITC Investment」）（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
Mankar Assets Limited（「Mankar」）（附註）	好倉	受控公司之權益	57,614,948	-	24.28%
其威投資有限公司（「其威」）（附註）	好倉	實益擁有人	57,614,948	-	24.28%
Deutsche Bank Aktiengesellschaft	好倉	保證權益	20,674,434	-	8.71%

(b) 本公司股本衍生工具（定義見證券及期貨條例）之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 港元	本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.69%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.37%

(c) 本公司相聯法團（定義見證券及期貨條例）之權益

普威集團有限公司（「普威集團」）之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 新加坡元	普威集團已發行股本概約百分比
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

除上文所披露者外，於最後實際可行日期，董事概無：(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益；或(c)須根據標準守則知會本公司及聯交所之任何權益。

1. 責任聲明

本通函所載資料乃遵照上市規則規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知，本通函所表達之意見乃經審慎周詳考慮後作出，且本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)須根據證券及期貨條例第352條載入本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	本公司已發行股本概約百分比
陳國強博士（「陳博士」）	好倉	實益擁有人	個人權益	1,600,000	0.67%
（附註1及2）	好倉	受控公司之權益	公司權益	57,614,948	24.28%
Yap, Allan博士（附註3）	好倉	實益擁有人	個人權益	1,600,000	0.67%
呂兆泉先生	好倉	實益擁有人	個人權益	3,350,000	1.41%

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有57,614,948股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及重複。

3. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算Yap, Allan博士於本公司之權益總額。

意見基準

吾等按照香港會計師公會頒佈之香港投資通函報告工作準則第300號「投資通函中備考財務資料之會計師報告」進行工作。吾等之工作主要包括對比未經調整財務資料與原始文件、衡量有關調整之憑證以及就未經審核備考財務資料與董事討論。吾等之工作並不涉及獨立審閱任何相關財務資料。

吾等在策劃及進行審核工作時，均以取得所有吾等認為必需之資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由董事按所述基準妥為編製、該基準符合　貴集團之會計政策及就根據上市規則第4章第29(1)段所披露之未經審核備考財務資料而言該等調整乃屬恰當，作出合理之確定。

未經審核備考財務資料乃根據董事之判斷及假設而編製，僅作說明用途，而基於其假設性質，未經審核備考財務資料並不保證或表示任何事件將於日後進行，且未必表示　貴集團於二零零五年十二月三十一日或日後任何日期的財務狀況。

意見

吾等認為：

a)　未經審核備考財務資料乃董事按所述基準妥為編製；

b)　該基準與　貴集團之會計政策相符；及

c)　就根據上市規則第4章第29(1)段所披露之未經審核備考財務資料而言，該等調整乃屬恰當。

德勤•關黃陳方會計師行
執業會計師
香港

二零零六年五月二十六日

(II) 致錦興集團有限公司董事之未經審核備考財務資料會計師報告

以下為德勤•關黃陳方會計師行就本附錄所載經擴大集團未經審核備考財務資料所編製之報告全文，以供載入本通函。

Deloitte.
德勤

吾等就錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱為「貴集團」）以及祥泰行集團有限公司（「祥泰行」）及其附屬公司（連同本集團以下統稱為「經擴大集團」）於二零零六年五月二十六日就認購祥泰行可兑換票據（「認購事項」）而刊發之通函（「通函」）附錄三所載之未經審核備考財務資料（「未經審核備考財務資料」）呈交報告。未經審核備考財務資料由 貴公司董事（「董事」）編製，僅作説明用途，旨在提供認購事項可能對呈報之財務資料所造成影響之資料。未經審核財務資料之編製基準載於通函第200頁至第202頁。

貴公司董事及申報會計師各自之責任

董事須根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段及參照香港會計師公會頒佈之會計指引第7號「編製備考財務資料以收錄於投資通函」編製未經審核備考財務資料，並須對此負上全責。

吾等之責任乃按照上市規則第4章第29(7)段之規定，對未經審核備考財務資料表達意見，並向 閣下呈報。對於吾等先前就編製未經審核備考財務資料所用之任何財務資料而發出之任何報告，吾等除對報告發出當日之受函人負責外，概不負責。

(I) 經擴大集團之未經審核備考資產　債表(續)

附註:

(1) 調整反映:

- 本集團就票據認購事項支付2　),000港元;
- 根據永利行評值顧問有限公司　日期為二零零六年五月二十六日的估值報告,於二零零六年四月二十七日(認購協議　]),首次計量票據債務部分及兌換權部分之估計公平價值分別約為176,544,000港元及　8,800,000港元;及
- 於收購日期估計公平價值之變動　5,344,000港元已計入收益表內。

(2) 根據祥泰行集團截至二零零五年九月三十止六個月之中期報告,祥泰行於二零零五年九月三十日尚有408,614,553股未發行普通股股份。因此,本集團根據票據可兌換之祥泰行股份上限為175,037,144股(本集團持有祥泰行股份的總數須少於祥泰行當時已發行股本的30%(假設將為29.99%))。調整代表部分兌換後聯營公司權益之確認－祥泰行集團約172,006,000港元、取消確認票據之債務部分及兌換權部分分別80,116,000港元及53,911,000港元,以及緊隨部分兌換後參照祥泰行集團於二零零五年九月三十日經擴大資產淨值,確認收購折讓約37,979,000港元。

(3) 緊隨票據認購事項後之部分兌換並無計及下列各項:

(i) 二零零五年九月三十日(即祥泰行中期報告之結算日)後祥泰行已發行股本的變動;

(ii) 本集團於二零零六年四月十二日兌換本金額為120,000,000港元之二零零五年八月祥泰行票據;及

(iii) 本集團於二零零五年十二月三十一日收購祥泰行股份。

倘部分兌換計及上述事項,可將票據兌換為祥泰行股份之股數(緊隨換股後本集團持有祥泰行股份的總數須少於祥泰行當時已發行股本的30%)將少於附註2所述者。

(I) 經擴大集團之未經審核備考資產負債表(續)

	(A)	(B)	(C)	(D)=(A)+(B)+(C)
	於二零零五年十二月三十一日之備考餘下集團	票據認購事項之備考調整	部分兌換之備考調整	於二零零五年十二月三十一日之備考經擴大集團
	千港元	*千港元*	*千港元*	*千港元*
		(附註1)	*(附註2)*	
非流動資產				
物業、機器及設備	41,738	–	–	41,738
無形資產	623	–	–	623
聯營公司權益	637,783	–	–	637,783
一間聯營公司權益-祥泰行集團	–	–	172,006	172,006
可供出售之投資	678,399	176,544	(80,116)	774,827
收購長期投資之按金	190,175	–	–	190,175
應收收購人款項	195,441	–	–	195,441
	1,744,159	176,544	91,890	2,012,593
流動資產				
存貨	6,968	–	–	6,968
貿易及其他應收款項	104,045	–	–	104,045
持作買賣投資	128,894	118,800	(53,911)	193,783
應收短期貸款	171,979	–	–	171,979
應收有關連公司之短期貸款	186,019	–	–	186,019
應收孖展貸款	24,682	–	–	24,682
應收聯營公司款項	5,260	–	–	5,260
已抵押銀行存款	20,591	–	–	20,591
銀行結存及現金	2,123,202	(270,000)	–	1,853,202
	2,771,640	(151,200)	(53,911)	2,566,529
流動負債				
貿易及其他應付款項	(274,566)	–	–	(274,566)
應付孖展貸款	(152)	–	–	(152)
應派股息	(9,046)	–	–	(9,046)
應付聯營公司款項	(2,026)	–	–	(2,026)
應繳稅項	(35,889)	–	–	(35,889)
借款--一年內到期	(593,790)	–	–	(593,790)
銀行透支	(26,663)	–	–	(26,663)
	(942,132)	–	–	(942,132)
流動資產(負債)淨值	1,829,508	(151,200)	(53,911)	1,624,397
資產總值減流動負債	3,573,667	25,344	37,979	3,636,990
非流動負債				
借款--一年內到期	(7,258)	–	–	(7,258)
遞延稅項負債	(201)	–	–	(201)
	(7,459)	–	–	(7,459)
資產及負債總值	3,566,208	25,344	37,979	3,629,531
資本及儲備				
股本	2,261	–	–	2,261
儲備	2,280,791	25,344	37,979	2,344,114
母公司股本持有人應佔權益	2,283,052	25,344	37,979	2,346,375
少數股東權益	1,283,156	–	–	1,283,156
權益總額	3,566,208	25,344	37,979	3,629,531

(I) 經擴大集團之未經審核備考資產負債表

以下為經擴大集團之未經審核備考資產負債表，此乃假設票據認購事項已於二零零五年十二月三十一日完成，並本集團緊隨票據認購事項後已行使僅附於票據之換股權（以本集團於緊隨換股後所持之祥泰行股份總數須少於祥泰行當時已發行股本30%為限（「部分兌換」））。本集團未經審核備考資產負債表乃以其日期為二零零六年四月十日的通函所載本集團於二零零五年十二月三十一日未經審核備考財務資料（以本通函附錄一所載本集團就出售事項作出備考調整後於二零零五年十二月三十一日經審核綜合資產負債表為基礎）（「餘下集團備考財務資料」），以及祥泰行集團於二零零五年九月三十日未經審核綜合資產負債表（此乃摘錄自祥泰行集團截至二零零五年九月三十日止六個月的中期報告，並經票據認購事項及部分兌換作出調整）為基礎。

編製本未經審核備考資產負債表僅供説明，且由於其性質使然，故並不代表經擴大集團於二零零五年十二月三十一日或日後任何日期之真實財務狀況。

醫藥零售及製造

由於本集團約於二零零四年四月底收購Tung Fong Hung Investment Limited及正美藥品有限公司(統稱「醫藥業務」),該兩家公司截至二零零四年九月三十日止五個月之業績已由本集團於比較期間入賬。經計量此因素後,本期間醫藥業務之表現較比較期間有溫和增長。本期間之分部營業額及溢利分別為港幣138,400,000元(二零零四年:港幣107,100,000元)及港幣5,900,000元(二零零四年:港幣600,000元)。

財務回顧

期內,總額為港幣20,000,000元之3年期可換股票據獲兌換為約47,600,000股本公司股份,於期終時3年期可換股票據未償還金額為港幣70,000,000元。為增強資源以擴展物業投資業務,本集團已於二零零五年八月進一步發行5年期可換股票據,以集資港幣1,000,000,000元。票據可按初步換股價每股港幣0.44元兌換為本公司股份及(除非先前已兌換、贖回或購入及註銷)須於發行日期起計第五週年償還,或如當日並非營業日,則於下一個營業日,並須按其本金額之110%贖回。根據本集團於期內所採納新會計準則,為數港幣160,900,000元之5年期可換股票據估計股本部分已入賬,以增加本集團之資本儲備。故此,與期內所產生虧損港幣17,800,000元抵銷後,本集團之資產淨值由二零零五年三月三十一日之港幣248,800,000元增加66%至期終時之港幣411,800,000元。

本集團就其整體業務採納審慎資金及財務政策。除上述於期終未償還本金總額港幣1,070,000,000元之可換股票據應付款項外,本集團維持多項信貸融資,以應付其營運資金所需。於期終,銀行借貸總額為港幣50,900,000元,其中港幣49,000,000元須於一年內償還,餘額港幣1,900,000元則須於一年後償還。

於二零零五年九月三十日,本集團之淨資本負債比率為0.7,乃參考銀行貸款總額港幣50,900,000元及可換股票據應付款項負債部分之公平值港幣901,700,000元,抵銷銀行及現金結餘港幣672,500,000元及本集團股東資金港幣410,900,000元計算。

全部銀行借貸均按香港銀行同業拆息、倫敦銀行同業拆息或最優惠利率計息。管理層相信,資本市場利率仍維持穩定,故毋須就息率波動作出對沖。本集團大部分資產及負債均以港元結算,董事會因此認為,本集團並無面對任何重大匯率風險。

(ii) 管理層討論及分析

以下為摘錄自祥泰行截至二零零五年九月三十日止六個月之中期報告有關祥泰行集團業務及財務之管理層討論及分析：

業務回顧

本集團截至二零零五年九月三十日止六個月之營業額約為港幣426,400,000元，較去年同期港幣175,400,000元上升143%。營業額大幅增加主要由於配合本集團短期財務管理策略而擴展證券投資業務，為本集團於本回顧期間之營業額帶來港幣282,400,000元貢獻。

期內，港幣11,000,000元之商譽減值虧損已於收益表扣除。此外，由於採納新會計準則，可換股票據負債部分之利息支出因而增加港幣7,400,000元。故此，本集團於本期間產生虧損港幣17,800,000元，而比較期間之虧損則為港幣1,000,000元。本期間之每股虧損為4.4仙。

物業投資

期內，本集團積極發掘物業投資機會。誠如本公司於二零零五年十月二十六日所作公佈所載，本集團有關可能收購澳門物業權益之磋商已達到進展階段。此外，本集團一直磋商有關可能收購中華人民共和國（「中國」）及香港之物業權益及體育設施。本公司將於適當時間作進一步公佈。

目前干諾道西達隆名居有24個住宅單位及1個商用單位尚未售出。

證券投資

期內，本集團擴展其證券投資業務，旨在以盈餘現金取得最高短期回報。期內出售證券投資收益為港幣4,100,000元。由於短期市場波動，於期終錄得未變現虧損港幣5,300,000元，乃參考期終市場價格計算，而就該業務分部呈報之淨虧損為港幣1,200,000元。於期終，本集團持有證券投資合共港幣79,900,000元，主要為於香港、美國及日本之著名上市公司之股份或股本掛票據。

18. 關連人士披露

主要管理人員酬金

期內董事酬金如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
短期福利	1,311	282

董事酬金乃由薪酬委員會經參考個人表現及市場趨勢而釐定。

15. 股本

	股份數目	金額 *港幣千元*
每股面值港幣0.01元之普通股		
法定:		
於二零零五年四月一日及二零零五年九月三十日	40,000,000,000	400,000
已發行及繳足:		
於二零零五年四月一日	360,995,507	3,610
兌換可換股票據	47,619,046	476
於二零零五年九月三十日	408,614,553	4,086

16. 營業租賃承擔

本集團為承租人

	截至九月三十日止六個月 二零零五年 *港幣千元*	 二零零四年 *港幣千元*
本集團於本期間就以下各項支付之物業租金:		
最低租賃款項	11,244	7,812
或然租金	3,571	1,421
	14,815	9,233

於結算日,本集團須於下列年期支付不可撤銷營業租賃項下之未來最低租金承擔如下:

	二零零五年 九月三十日 *港幣千元*	二零零五年 三月三十一日 *港幣千元*
一年內	28,491	19,280
第二至第五年(包括首尾兩年)	28,080	18,710
	56,571	37,990

營業租賃款項指本集團就其若干寫字樓、廠房物業及店舖應付之租金。議定租賃年期平均為三年,租金則為固定或固定租金加按店舖每月總營業額固定百分比計算之或然租金。

17. 收購一家附屬公司

於二零零五年九月二十日,本集團收購中港國際財務有限公司之全部已發行股本,現金代價約為港幣35,000元。此項交易已採用購入會計法列賬。有關交易所收購資產淨值主要為租賃按金約港幣22,000元。新收購附屬公司並無對營業額作出任何重大貢獻,亦無對本集團期內除稅前虧損造成任何重大影響。

份於聯交所主板上市之公司錦興集團有限公司(「**錦興**」)之間接全資附屬公司。Loyal Concept及錦興並非本公司關連人士。Kopola由本公司副主席兼非執行董事何厚鏘先生(「**何先生**」)持有50%,故屬何先生之聯繫人士。由於根據聯交所上市規則第14A.11條,何先生為本公司關連人士,故Kopola被視為本公司關連人士。

根據配售協議,配售代理盡最大努力,促使不少於六名承配人以現金認購本公司建議根據配售協議發行之港幣44,000,000元二零一零年到期無抵押零息可換股票據(「**配售可換股票據**」),本金金額為港幣44,000,000元(「**配售**」)。認購可換股票據與配售可換股票據之條款相同。

倘認購可換股票據按本公司股本中每股面值港幣0.01元之普通股初步換股價每股港幣0.44元(可予調整)全數兑換,則將發行合共2,172,727,272股新普通股,本公司須於認購可換股票據所附換股權獲行使時發行有關股份。

倘配售可換股票據按初步換股價每股港幣0.44元(可予調整)全數兑換,則將發行合共100,000,000股新普通股,本公司須於配售可換股票據所附換股權獲行使時發行有關股份。

認購及配售已於二零零五年八月十一日完成。認購及配售所得款項總額合共分別為港幣956,000,000元及港幣44,000,000元。因此,認購及配售所得款項總額合共為港幣1,000,000,000元。經扣除有關開支約港幣11,000,000元後,約港幣989,000,000元將撥作擴展本公司投資物業組合之用。

於二零零五年九月三十日,概無認購可換股票據及配售可換股票據獲兑換。

14. 遞延税項

以下為現行及過往申報期間之主要遞延税項負債(資產)及有關變動:

	加速税項折舊	遞延開發成本	税項虧損	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零四年四月一日	–	–	–	–
收購附屬公司	3,263	–	(3,263)	–
於年內收入(計入)扣除	(730)	353	377	–
於二零零五年三月三十一日	2,533	353	(2,886)	–
於期內收入(計入)扣除	(1,347)	180	1,167	–
於二零零五年九月三十日	1,186	533	(1,719)	–

於二零零五年九月三十日,本集團可用作抵銷未來溢利之未動用税項虧損為港幣680,532,000元(二零零五年三月三十一日:港幣679,816,000元)。已就有關虧損確認遞延税項資產港幣9,823,000元(二零零五年三月三十一日:港幣16,492,000元),因無法預計未來溢利來源產生之可扣減暫時差額,惟並無就餘下未動用税項虧損港幣670,709,000元(二零零五年三月三十一日:港幣663,324,000元),確認遞延税項資產。税項虧損可無限期結轉。

此外，本集團就磋商可能收購若干位於澳門之土地及位於中國之物業之擁有權及權益，分別進一步支付可予退還誠意金港幣230,000,000元及港幣150,000,000元。

於上述可能進行之收購完成時，本公司擬持有物業作投資物業。

截至本中期報告日期為止，概無就可能進行之收購訂立任何正式協議。本公司董事認為，可能進行之收購不一定會落實，因此，可予退還誠意金分類為流動資產。

12. 應付賬款及應計開支

於結算日，應付賬款之賬齡分析如下：

	於二零零五年九月三十日	於二零零五年三月三十一日 (重列)
	港幣千元	*港幣千元*
零至六十日	39,625	20,206
六十一日至九十日	4,100	20,037
超過九十日	8,857	4,470
	52,582	44,713
其他應付賬款及應計費用	24,563	18,059
	77,145	62,772

13. 可換股票據應付款項

於二零零五年二月二十三日，本公司按換股價港幣0.42元（可予調整），發行本金金額港幣100,000,000元於二零零八年到期之2厘無抵押可換股票據。可換股票據按年利率2厘計息，將於二零零八年二月二十三日或如該日並非營業日，則於下一個營業日到期，並可予轉讓，惟在未經本公司事先書面同意前，不得轉讓予本公司關連人士。可換股票據持有人有權於二零零五年二月二十三日至二零零八年二月二十三日期間，隨時將可換股票據兌換為本公司每股面值港幣0.01元之股份。於二零零四年十月一日至二零零五年三月三十一日期間及截至二零零五年九月三十日止六個月，本金金額港幣10,000,000元及港幣20,000,000元於二零零八年到期之2厘無抵押可換股票據已按換股價港幣0.42元，分別兌換為本公司股本中23,809,520股及47,619,046股每股面值港幣0.01元之普通股。

於二零零五年四月八日，本公司與七名認購人訂立七份認購協議。於二零零五年四月二十日，本公司分別與兩名認購人以及一名配售代理訂立另外兩份認購協議及一份配售協議。各認購協議及配售協議並非互為條件。

九名認購人當中，七名為由環球資產管理公司管理之基金認購人（「**基金認購人**」），而餘下兩名認購人則為Loyal Concept Limited（「**Loyal Concept**」）及Kopola Investment Company Limited（「**Kopola**」）。根據認購協議，基金認購人、Loyal Concept及Kopola共同有條件同意，以現金認購本公司建議根據認購協議發行之港幣956,000,000元二零一零年到期無抵押零息可換股票據（「**認購可換股票據**」），本金金額分別為港幣356,000,000元、港幣450,000,000元及港幣150,000,000元（「**認購**」）。Loyal Concept為於百慕達註冊成立而股

9. 每股虧損

母公司權益持有人應佔每股基本虧損乃按照以下數據計算：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
本期間虧損	17,760	1,017
	股份數目	股份數目
計算每股基本虧損之普通股加權平均數	403,150,067	128,739,049

由於行使購股權及兌換可換股票據會導致每股虧損減少，故並無呈列每股攤薄虧損。

10. 物業、機械及設備

期內，本集團動用約港幣4,092,000元購入物業、機械及設備。此外，本集團出售若干賬面值約港幣856,000元之機械及設備，所得款項港幣596,000元，因而產生出售虧損約港幣260,000元。

於二零零五年九月三十日，本集團若干賬面淨值合共約港幣11,587,000元（二零零五年三月三十一日：港幣11,959,000元）之設備，已就本集團獲授予一般銀行融資抵押予銀行。

11. 應收賬款、按金及預付款項

本集團給予其貿易客戶之信貸期由零至三十日不等。

應收賬款於結算日之賬齡分析如下：

	二零零五年九月三十日	二零零五年三月三十一日
	港幣千元	*港幣千元*
零至三十日	18,247	16,067
三十一至六十日	1,044	269
六十一至九十日	775	11,336
超過九十日	849	—
	20,915	27,672
可予退還誠意金*（附註）*	390,000	—
其他應收賬款、按金及預付款項	18,695	10,608
	429,610	38,280

附註： 於二零零五年六月，本公司全資附屬公司與獨立第三方（「**賣方**」）簽訂無約束力意向書，以磋商可能以初步代價港幣495,000,000元，向賣方收購其位於澳門若干土地之50%擁有權及權益，有關土地初步擬作重建用途。於簽訂意向書後，本集團已支付港幣10,000,000元作為可予退還誠意金。

5. 財務費用

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
利息:		
須於五年內全數償還之銀行及其他借貸	1,555	2,719
承付票據	210	290
可換股票據	8,175	122
貸款安排費用	–	880
	9,940	4,011

6. 除税前虧損

	截至九月三十日止六個月	
	二零零五年	二零零四年
		(重列)
	港幣千元	*港幣千元*
經扣除(計入)下列各項之除税前虧損:		
物業、機械及設備折舊	4,923	4,209
預付租賃款項攤銷	15	12
計入行政費用之無形資產攤銷	29	4
出售物業、機械及設備虧損	260	53
已收回壞賬	–	(1)

7. 税項

税項指就中華人民共和國(「**中國**」)所得税作出之撥備。

本公司及其附屬公司於兩個期間並無任何香港應課税溢利,故並無就香港利得税撥備。

其他司法權區產生之税項按有關司法權區之現行税率計算。

8. 股息

期內並無派付股息(截至二零零四年九月三十日止六個月:無)。董事不建議派付中期股息。

4. 分部資料

就管理而言,本集團現時經營四個主要業務分部－製造及買賣醫藥與健康食品、摩托車、物業發展及證券投資。此等部門乃本集團呈報其主要分部資料之基準。

截至二零零五年九月三十日止六個月

	醫藥及健康食品	摩托車	物業	證券投資	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額					
對外銷售	138,427	5,547	－	282,406	426,380
分部業績	5,878	186	259	(1,190)	5,133
未分配企業收入					5,313
未分配企業費用					(6,447)
就收購附屬公司所產生商譽確認之減值虧損	(11,000)	－	－	－	(11,000)
財務費用					(9,940)
除税前虧損					(16,941)
税項					(819)
本期間虧損					(17,760)

截至二零零四年九月三十日止六個月

	醫藥及健康食品	摩托車	物業	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
營業額				
對外銷售	107,080	7,673	60,645	175,398
分部業績	601	253	9,611	10,465
未分配企業費用				(7,005)
財務費用				(4,011)
除税前虧損				(551)
税項				(466)
本期間虧損				(1,017)

3. 會計政策變動之影響概要

附註2所述會計政策變動對本期間及過往期間業績之影響如下：

	採納下列準則之影響	截至九月三十日止六個月 二零零五年 *港幣千元*	二零零四年 *港幣千元*
就收購附屬公司所產生商譽確認之減值虧損增加	香港財務報告準則第3號	(573)	–
商譽攤銷減少	香港財務報告準則第3號	573	–
於可換股票據負債部分之利息增加	香港會計準則第32號	(7,443)	–
按公平值列賬及計入損益之金融資產公平值變動所產生之收益	香港會計準則第39號	216	–
期內虧損增加		(7,227)	–

於二零零五年三月三十一日及二零零五年四月一日應用新香港財務報告準則之累計影響概述如下：

	於二零零五年三月三十一日（原先呈列） *港幣千元*	香港會計準則第17號之影響 *港幣千元*	香港會計準則第32號之影響 *港幣千元*	於二零零五年三月三十一日（重列） *港幣千元*	香港會計準則第39號之影響 *港幣千元*	於二零零五年四月一日（重列） *港幣千元*
資產負債表項目						
物業、機械及設備	65,748	(1,395)	–	64,353	–	64,353
預付租賃款項	–	1,395	–	1,395	–	1,395
證券投資	10,289	–	–	10,289	(10,289)	–
持作買賣投資	–	–	–	–	10,289	10,289
應付賬款及應計開支	(62,952)	–	180	(62,772)	–	(62,772)
可換股票據應付款項						
–即期部分	–	–	(180)	(180)	–	(180)
–非即期部分	(90,000)	–	5,197	(84,803)	–	(84,803)
資產與負債之總影響	(76,915)	–	5,197	(71,718)	–	(71,718)
股份溢價	102,604	–	(247)	102,357	–	102,357
累計溢利	112,720	–	2,324	115,044	–	115,044
資本儲備–可換股票據之股本部分	–	–	3,120	3,120	–	3,120
股本權益之總影響	215,324	–	5,197	220,521	–	220,521

債務及股本證券以外之金融資產與金融負債

自二零零五年四月一日起，本集團根據香港會計準則第39號之規定將金融資產與金融負債分類及計算，惟先前不屬會計實務準則第24號範圍以內之債務及股本證券除外。誠如上文所述，香港會計準則第39號項下金融資產分類為「按公平值列賬及計入損益之金融資產」、「可供銷售金融資產」、「貸款及應收款項」或「持至到期金融資產」。金融負債一般分類為「按公平值列賬及計入損益之金融負債」或「按公平值列賬及計入損益之金融負債以外之金融負債（其他金融負債）」。「其他金融負債」以實際權益法按攤銷成本列賬。期內，本集團曾購入並將所有股本掛鈎票據列為「按公平值列賬及計入損益之金融資產」。採納香港會計準則第39號不會對本集團累計溢利構成重大影響。

業主佔用土地租賃權益

於過往期間，業主佔用租賃土地及樓宇乃計入物業、機械及設備，並以成本模式計算。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，就租賃分類而言，土地及樓宇租賃之土地及樓宇部分乃分開處理，除非租賃付款不能於土地及樓宇部分間可靠分配，則在此情況下，整項租賃一般會當作融資租賃處理。倘能可靠分配土地及樓宇部分間租賃付款，則租賃土地權益會重新分類為營業租賃項下預付租賃款項，乃按成本列賬及以直線法於租賃期間攤銷。該會計政策變動已追溯應用（有關財務影響見附註3）。另外，倘不能可靠分配土地及樓宇部分，則租賃土地權益繼續入賬列為物業、機械及設備。

尚未採納之新香港財務報告準則之潛在影響

本集團並無提早應用下列已頒佈惟未生效之新香港財務報告準則：

香港會計準則第1號（經修訂）	資本披露
香港會計準則第19號（經修訂）	精算損益、集團計劃及披露
香港會計準則第39號（經修訂）	預測集團內公司間交易之現金流量對沖會計處理
香港會計準則第39號（經修訂）	選擇以公平值入賬
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合約
香港財務報告準則第6號	開採及評估礦物資源
香港財務報告準則第7號	金融工具：披露
香港（國際財務報告詮釋委員會）－詮釋第4號	釐定安排是否包括租賃
香港（國際財務報告詮釋委員會）－詮釋第5號	終止運作、復原及環境修復基金產生權益之權利
香港（國際財務報告詮釋委員會）－詮釋第6號	參與特定市場產生之責任－廢棄電力及電子設備

出的購股權應用香港財務報告準則第2號。就二零零五年四月一日前授出之購股權而言，本集團並無根據有關過渡條文就二零零二年十一月七日或之前授出之購股權及二零零二年十一月七日之後授出並已於二零零五年四月一日歸屬之購股權應用香港財務報告準則第2號。然而，本集團仍須就二零零二年十一月七日之後授出而於二零零五年四月一日尚未歸屬之購股權追溯應用香港財務報告準則第2號。由於二零零五年四月一日並無尚未歸屬購股權，而於該期間亦無授出購股權，故採納香港財務報告準則第2號對本集團現時或以往會計期間之業績並無構成影響。

金融工具

於本期間，本集團應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。香港會計準則第39號於二零零五年一月一日或之後開始的年度期間生效，一般不會按追溯基準確認、終止確認或計算金融資產及負債。採納香港會計準則第32號及香港會計準則第39號產生的主要影響概述如下：

可換股票據

香港會計準則第32號規定複合金融工具（包括金融負債及股本部分）之發行人須於初步確認時將複合金融工具區分為負債及股本部分，並就此等部分獨立列賬。於其後期間，負債部分以實際權益法按攤銷成本列賬。香港會計準則第32號對本集團之主要影響與本公司所發行可換股貸款票據應付款項有關，當中包括負債及股本部分。負債部分分類為負債，而股本部分則列入本公司儲備。以往，可換股票據應付款項於資產負債表分類為負債。由於香港會計準則第32號須追溯應用，故已重列比較數字。於二零零五年三月三十一日之負債減少港幣5,197,000元，而累計溢利及儲備則分別增加港幣2,324,000元及港幣2,873,000元。

金融資產及金融負債分類及計算

本集團已就屬香港會計準則第39號範圍以內之金融資產及金融負債之分類及計算應用香港會計準則第39號有關過渡條文。

於二零零五年三月三十一日前，本集團根據會計實務準則第24號（「**會計實務準則第24號**」）標準處理法將債務或股本證券分類及計算。根據會計實務準則第24號，債務與股本證券投資分類為「證券投資」、「其他投資」或「持有至到期投資」（視適用情況而定）。「證券投資」按成本扣除減值虧損（如有）列賬，而「其他投資」則按公平值列賬，未變現收益或虧損計入損益。持有至到期投資按攤銷成本扣除減值虧損（如有）列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號將債務與股本證券分類及計算。根據香港會計準則第39號，金融資產分類為「按公平值列賬及計入損益之金融資產」、「可供銷售金融資產」、「貸款及應收款項」或「持有至到期金融資產」。有關分類視乎收購資產之目的而定。「按公平值列賬及計入損益之金融資產」及「可供銷售金融資產」按公平值列賬，公平值變動分別於損益及股本確認。「貸款及應收款項」及「持有至到期金融資產」以實際權益法按攤銷成本列賬。

於二零零五年四月一日，本集團根據香港會計準則第39號之規定分類及計算債務與股本證券。證券投資列作賬面值為港幣10,289,000元之流動資產，分類為持作買賣投資。

簡明財務報表附註

截至二零零五年九月三十日止六個月

1. 編製基準

簡明財務報表乃根據香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)附錄16之適用披露規定及香港會計師公會(「**香港會計師公會**」)頒佈之香港會計準則第34號「中期財務報告」編製。

2. 主要會計政策

除若干金融工具乃按公平值計算外,簡明財務報表乃按歷史成本基準編製。

除下文所述者外,此簡明財務報表所採納會計政策與編製本集團截至二零零五年三月三十一日止年度之年度財務報表所依循者一致。

於本期間,本集團首次應用由香港會計師公會頒佈並於二零零五年一月一日或之後開始之會計期間生效之多項新訂香港財務報告準則(「**香港財務報告準則**」)、香港會計準則(「**香港會計準則**」)及詮釋(下文統稱「**新香港財務報告準則**」)。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方式有所變動,特別是少數股東權益之呈列方式有變。呈列方式之變動已追溯應用。採納新香港財務報告準則導致本集團以下方面會計政策出現變動,並對現時或以往會計期間之業績之編製與呈列方式構成影響:

業務合併

於本期間,本集團應用香港財務報告準則第3號「業務合併」之過渡條文,該準則適用於協議日期為二零零五年一月一日前的業務合併所收購商譽。應用香港財務報告準則第3號過渡條文對本集團的主要影響概述如下:

商譽

於過往期間,二零零一年四月一日後的收購所產生商譽撥充資本及按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號的有關過渡條文。就早前於資產負債表撥充資本的商譽而言,本集團已自二零零五年四月一日起終止攤銷商譽,有關商譽將最少每年或於進行收購之財政年度檢測有否出現減值。二零零五年一月一日後的收購所產生商譽按成本減經初步確認後累積減值虧損(如有)計算。由於是項會計政策變動,本期間並無扣除任何商譽攤銷。二零零四年的比較數字並無重列。

股份付款

於本期間,本集團應用香港財務報告準則第2號「股份付款」,該準則規定倘本集團以股份或股份權利換取購貨或取得服務(「**股本結算交易**」),或以相當於指定數目股份或股份權利的其他等值資產換取(「**現金結算交易**」),則須確認開支。香港財務報告準則第2號對本集團的主要影響與本公司董事及僱員購股權按購股權授出日期釐定的公平價值於歸屬期間支銷相關。應用香港財務報告準則第2號前,本集團於購股權獲行使前不會確認有關財務影響。本集團已就二零零五年四月一日或之後授

簡明綜合現金流量表

截至二零零五年九月三十日止六個月

	截至九月三十日止六個月	
	二零零五年	二零零四年
	（未經審核）	（未經審核）
	港幣千元	*港幣千元*
經營業務所得現金淨額	4,072	59,470
投資業務所耗現金淨額		
出售持作買賣投資所得款項	282,406	1,416
已付可予退還誠意金	(390,000)	–
購入持作買賣投資	(326,500)	–
其他投資現金流量	(45,268)	(19,136)
	(479,362)	(17,720)
融資業務所得（所耗）現金淨額		
發行可換股票據所得款項	988,867	–
新增銀行及其他借貸	473	56,536
償還承付票據	(13,000)	–
償還銀行及其他借貸	(17,316)	(112,844)
其他融資現金流量	(2,234)	(2,696)
	956,790	(59,004)
現金及現金等值項目增加（減少）淨額	481,500	(17,254)
期初之現金及現金等值項目	187,980	80,136
匯率變動影響	31	527
期終之現金及現金等值項目	669,511	63,409
現金及現金等值項目結餘分析		
銀行結餘及現金	669,511	64,025
銀行透支	–	(616)
	669,511	63,409

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	母公司權益持有人應佔部分										
	股本	股份溢價	股本贖回儲備	股本儲備	其他儲備	特別儲備	換算儲備	累計溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年四月一日	1,277	2,071	646	–	32,308	(8,908)	–	102,782	130,176	–	130,176
香港境外業務之匯兌差額及於股本權益直接確認之收入	–	–	–	–	–	–	645	–	645	–	645
本期間虧損	–	–	–	–	–	–	–	(1,017)	(1,017)	–	(1,017)
本期間已確認收入及開支總額	–	–	–	–	–	–	645	(1,017)	(372)	–	(372)
行使購股權	11	227	–	–	–	–	–	–	238	–	238
於二零零四年九月三十日	1,288	2,298	646	–	32,308	(8,908)	645	101,765	130,042	–	130,042
香港境外業務之匯兌差額及於股本權益直接確認之虧損	–	–	–	–	–	–	(18)	–	(18)	–	(18)
本期間溢利	–	–	–	–	–	–	–	13,279	13,279	–	13,279
本期間已確認收入及開支總額	–	–	–	–	–	–	(18)	13,279	13,261	–	13,261
確認可換股票據之股本部分	–	–	–	3,466	–	–	–	–	3,466	–	3,466
行使購股權	1	–	–	–	–	–	–	–	1	–	1
發行股份	1,750	78,500	–	–	–	–	–	–	80,250	–	80,250
兌換可換股票據	571	24,182	–	(346)	–	–	–	–	24,407	–	24,407
發行股份費用	–	(2,623)	–	–	–	–	–	–	(2,623)	–	(2,623)
於二零零五年三月三十一日，重列	3,610	102,357	646	3,120	32,308	(8,908)	627	115,044	248,804	–	248,804
香港境外業務之匯兌差額及於股本權益直接確認之收入	–	–	–	–	–	–	31	–	31	–	31
本期間虧損	–	–	–	–	–	–	–	(17,760)	(17,760)	–	(17,760)
本期間已確認收入及開支總額	–	–	–	–	–	–	31	(17,760)	(17,729)	–	(17,729)
確認可換股票據之股本部分	–	–	–	160,914	–	–	–	–	160,914	–	160,914
兌換可換股票據	476	19,084	–	(693)	–	–	–	–	18,867	–	18,867
少數股東注資	–	–	–	–	–	–	–	–	–	924	924
於二零零五年九月三十日	4,086	121,441	646	163,341	32,308	(8,908)	658	97,284	410,856	924	411,780

簡明綜合資產負債表

於二零零五年九月三十日

	附註	二零零五年九月三十日（未經審核）港幣千元	二零零五年三月三十一日（重列）港幣千元
非流動資產			
物業、機械及設備	10	62,666	64,353
預付租賃款項		1,350	1,365
無形資產		3,043	2,015
商譽		10,885	21,885
		77,944	89,618
流動資產			
存貨		73,377	59,280
應收賬款、按金及預付款項	11	429,610	38,280
應收貸款		49,814	31,500
預付租賃款項		30	30
待售物業		58,547	58,536
證券投資		–	10,289
持作買賣投資		53,052	–
按公平值列賬及計入損益之金融資產		26,840	–
已抵押銀行存款		3,000	3,000
銀行結餘及現金		669,511	187,980
		1,363,781	388,895
流動負債			
應付賬款及應計開支	12	77,145	62,772
應繳税項		62	1,041
一年內到期之融資租賃承擔		33	23
承付票據應付款項		–	13,000
可換股票據應付款項	13	353	180
一年內償還之銀行及其他借貸		49,053	62,146
		126,646	139,162
淨流動資產		1,237,135	249,733
總資產減流動負債		1,315,079	339,351
非流動負債			
一年後到期之融資租賃承擔		91	119
一年後償還之銀行及其他借貸		1,875	5,625
可換股票據應付款項	13	901,333	84,803
		903,299	90,547
資產淨值		411,780	248,804
股本及儲備			
股本	15	4,086	3,610
儲備		406,770	245,194
母公司權益持有人應佔權益		410,856	248,804
少數股東權益		924	–
總權益		411,780	248,804

3. 未經審核財務資料

(i) 未經審核財務報表

以下為轉載自祥泰行中期報告第4至21頁所載祥泰行截至二零零五年九月三十日止六個月之未經審核綜合財務報表，連同有關附註：

簡明綜合收益表

截至二零零五年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零五年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元
營業額	4	426,380	175,398
銷售成本		(370,651)	(125,505)
毛利		55,729	49,893
其他收入		6,830	289
分銷成本		(33,043)	(24,733)
行政費用		(20,099)	(13,651)
其他開支		(304)	–
按公平值列賬及計入損益之金融資產公平值變動所產生之收益		216	–
出售證券投資收益		–	53
收購附屬公司所產生商譽攤銷		–	(478)
就收購附屬公司所產生商譽確認之減值虧損		(11,000)	–
出售投資物業虧損		–	(3,217)
持作買賣投資／其他投資之未變現虧損		(5,330)	(4,696)
財務費用	5	(9,940)	(4,011)
除税前虧損	6	(16,941)	(551)
税項	7	(819)	(466)
母公司權益持有人應佔本期間虧損		(17,760)	(1,017)
每股虧損	9		
一基本		(4.4仙)	(0.8仙)
一攤薄		不適用	不適用

款，於年結日之餘額為港幣86,771,000元，按香港銀行同業拆息計息。由於息率低企，故本集團並無就息率波動作出對沖。本集團之資產負債比率（總負債相對總資產值之比率）為43%（二零零三年：55%）。

本集團大部分資產及負債均以港元為結算單位，董事會認為，本集團並無面臨任何重大匯率風險。

於二零零三年四月十五日，本集團進行涉及股本削減、股份拆細、股份合併及股份溢價註銷之股本重組（「股本重組」）。股本重組導致本公司股份之每股面值減至港幣0.01元。

職工回報

於二零零四年三月三十一日，本集團於香港之員工人數為十人，並於中國聘用一人。本集團之總員工開支約為港幣3,956,000元（二零零三年：港幣6,347,000元）。本集團按員工之資歷、經驗、工作性質、表現和市況而釐定薪酬待遇。本集團亦向員工提供其他福利，例如醫療及牙科保險及公積金計劃。年內，本集團根據二零零二年購股權計劃按每股港幣0.207元之價格，向員工及諮詢人發行10,510,000股新股份，集資港幣2,176,000元。所得款項用作營運資金。年內，本集團並無向任何董事授出購股權。

展望

由於政府積極採取措施振興經濟，如安排中國居民來港作個人旅遊及推出更緊密經貿關係安排，香港經濟逐步復甦，買家自二零零三年底起漸漸對物業市場恢復信心。董事會相信，物業發展業務未來將為本集團帶來更理想回報。此外，由於本集團以銷售達隆名居單位所得款項償還銀行貸款，本集團之貸款進一步減少，讓本集團有充足財政實力把握其他投資機會。

本集團於二零零四年五月收購東方紅集團（「東方紅」）100%權益。東方紅主要在香港、中國內地、台灣、加拿大、澳門及新加坡從事製造及銷售「東方紅」品牌之中藥及保健產品。東方紅亦在香港從事生產及分銷西藥產品。董事會認為，隨著大眾愈來愈重視健康，加上來港中國旅客大幅增加，東方紅將會持續增長，並錄得可觀回報，故是項投資對本集團有利。」

(b) 截至二零零四年三月三十一日止年度

以下為摘錄自祥泰行截至二零零四年三月三十一日止年度之年報有關祥泰行集團業績及財務之管理層討論及分析：

「業務回顧

本集團截至二零零四年三月三十一日止年度之營業額約為港幣63,514,000元，較去年大幅上升54%。營業額改善，主要由於本集團上環物業發展項目達隆名居之銷售所得款項增加所致。年內，本集團錄得約港幣29,612,000元淨虧損，較上年度虧損收窄43%。本集團業績大幅改善，主要由於最近物業市場復甦引致本集團物業有所升值。摩托車銷售亦為本集團帶來理想的貢獻。

物業發展

達隆名居為一幢樓高26層之商住大廈。隨著最近物業市場復甦，加上積極進行銷售及市場推廣工作，於二零零四年第一季錄得理想銷售額。現已售出接近一半單位。

於本年度錄得約港幣47,276,000元之銷售額。銷售所得款項已悉數用於償還本集團之銀行貸款。由於達隆名居已竣工，故並無將任何財務費用撥充資本。撇除為減值所作出撥備，銷售物業帶來毛利約港幣5,973,000元。

鑑於物業市場之投資氣氛自二零零三年底起逐漸好轉，本集團於二零零三年十二月購入達隆名居餘下40%權益。收購提升了銷售隊伍之效率，令銷售表現顯著改善。銷售所得款項已用於償還銀行借貸，令本集團之資產負債狀況得以改善。

買賣摩托車

本集團繼續為鈴木摩托車之香港及澳門分銷商。本年度之營業額約為港幣15,864,000元，較去年增長37%，此乃由於「綿羊仔」摩托車在區內大受歡迎所致。此項業務於年內為本集團帶來約港幣664,000元之溢利貢獻。

財務回顧

於二零零四年三月三十一日，本集團之資產淨值為港幣130,176,000元，較去年減少17%，此乃由於本年度錄得淨虧損所致。本集團保持銀行結餘及現金約港幣80,136,000元，而銀行及其他借貸則由港幣178,453,000元減至港幣94,444,000元。該等銀行及其他借貸主要為與達隆名居有關之項目貸

財務回顧、流動資金及資本資源

於二零零五年三月三十一日，本集團之資產淨值為港幣243,600,000元，增幅達87%，此乃由於股本基礎藉配售及兌換可換股票據分別發行約175,000,000股及57,100,000股普通股而擴大，產生所得款項合共港幣105,200,000元所致。

本集團就其整體業務採納審慎之資金及財務政策，維持多項信貸融資，以應付其營運資金所需。於年結日，承付票據應付款項、銀行及其他借貸合共為港幣80,800,000元，其中未償還金額約港幣13,000,000元已撥作年內收購醫藥業務所需，餘下港幣67,800,000元則撥作營運資金。未償還借貸中港幣75,200,000元須於一年內償還，而餘額港幣5,600,000元須於一年後償還。此外，本公司於年內發行本金金額港幣100,000,000元之可換股票據，可按初步換股價每股港幣0.42元兌換為本公司股份，票據按年利率2厘計息，並須於發行日期起計第三週年償還。年結日前，本金總額為港幣10,000,000元之可換股票據已按換股價每股港幣0.42元兌換為普通股。除非先前已兌換、贖回或購入及註銷，否則餘下本金總額港幣90,000,000元將於二零零八年二月二十三日，或如當日並非營業日，則於下一個營業日贖回。

於二零零五年三月三十一日，本集團之銀行及現金結餘約為港幣191,000,000元，維持現金淨額狀況。擴大股本基礎後，本集團參考承付票據應付款項、銀行及其他借貸總額港幣80,800,000元及本集團股東資金港幣243,600,000元計算之資本負債比率大幅減至0.3，相對二零零四年三月三十一日則為0.7。

大部分銀行及其他借貸均按香港銀行同業拆息或最優惠利率計息，管理層相信，資本市場利率仍維持於低水平，故毋須就息率波動作出對沖。本集團大部分資產及負債均以港元結算，董事會因此認為，本集團並無面對任何重大匯率風險。

(ii) 管理層討論及分析

(a) 截至二零零四年三月三十一日止年度

以下為摘錄自祥泰行截至二零零四年三月三十一日止年度之年報有關祥泰行集團業績及財務之管理層討論及分析：

業務回顧

本集團截至二零零五年三月三十一日止年度之營業額約為港幣379,400,000元，較去年同期港幣63,500,000元大幅上升近500%。此外，本集團成功轉虧為盈，本年度錄得溢利約港幣9,900,000元，而二零零四年則錄得虧損港幣29,600,000元。營業額大幅增加主要源自二零零四年五月新收購之醫藥業務，而純利改善則歸因於香港物業市場強勢復甦帶動物業銷售增加所致。

物業發展

年內，本集團進一步售出位於干諾道西達隆名居之16個住宅單位及兩個商用單位，錄得營業額港幣91,700,000元及毛利港幣29,200,000元。於二零零五年三月三十一日，尚未售出物業有24個住宅單位及1個商用單位。

醫藥零售及製造

收購中藥零售商「東方紅」及西藥製造商正美藥品有限公司（「正美」）之權益後，本集團已多元化發展至醫藥業務，擁有信譽昭著之醫藥品牌，以及遍佈香港、中國內地、澳門、加拿大、台灣及新加坡之連鎖零售店。此業務現時於該等地區經營合共約70間零售店，於回顧期間錄得總營業額港幣276,000,000元。隨著香港經濟逐漸復甦，特別是中國內地經濟持續強勁增長，該業務之銷售自去年起反彈。

西藥製造商正美現正努力擴展其分銷網絡及提升其生產效率。自正美獲發符合GMP（藥品生產質量管理規範）標準之牌照後，開拓新業務分支向本地政府銷售醫藥。本集團亦正投入資源以於香港及有潛力市場取得其產品之牌照，旨在突破銷售記錄。由於正美仍然處於整頓業務的過渡階段，故於回顧期間錄得經營虧損。

區域分部

本集團之業務主要位於香港、中國及其他國家，包括加拿大、台灣、新加坡及澳門。本集團之行政職能於香港及中國進行。

下表提供本集團按地區市場劃分之銷售分析（不論貨品來源地）：

	按地區市場劃分之銷售收益		經營溢利（虧損）	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	288,326	63,514	32,941	(11,131)
中國	60,687	–	4,358	1,548
其他國家	30,383	–	(1,329)	–
	379,396	63,514	35,970	(9,583)
企業費用			(16,830)	(12,653)
經營溢利（虧損）			19,140	(22,236)

以下為按資產所在地區劃分之分部資產賬面值以及物業、機械及設備添置分析：

	分部資產賬面值		添置物業、機械及設備、無形資產及商譽	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	387,351	232,261	99,348	–
中國	78,351	–	857	–
其他國家	12,811	–	92	–
	478,513	232,261	100,297	–

二零零四年

	摩托車 *港幣千元*	物業 *港幣千元*	未分配 *港幣千元*	綜合 *港幣千元*
截至二零零四年三月三十一日止年度之收益表				
營業額	15,864	47,650	–	63,514
分部業績	664	(9,641)	–	(8,977)
未分配企業費用				(13,259)
經營虧損				(22,236)
財務費用				(15,585)
出售附屬公司收益		20	10	30
除稅前虧損				(37,791)
稅項				–
未計少數股東權益前虧損				(37,791)
少數股東權益				8,179
本年度虧損				(29,612)
資產負債表於二零零四年三月三十一日				
資產				
分部資產	1,977	132,995	–	134,972
未分配企業資產				97,289
綜合總資產				232,261
負債				
分部負債	1,157	6,295	–	7,452
未分配企業負債				94,633
綜合總負債				102,085
其他資料				
折舊及攤銷	–	2	181	183
待售物業撥備	–	6,006	–	6,006
重估投資物業所產生虧絀	–	8,800	–	8,800
解除負商譽	–	(747)	–	(747)
呆賬撥備（回撥）	–	37	(57)	(20)

各業務之分部資料呈列如下：

二零零五年

	醫藥及健康食品 港幣千元	摩托車 港幣千元	物業 港幣千元	未分配 港幣千元	綜合 港幣千元
截至二零零五年三月三十一日止年度之收益表					
營業額	275,952	11,737	91,707	–	379,396
分部業績	2,888	542	27,160	–	30,590
未分配企業費用					(11,450)
經營溢利					19,140
財務費用					(7,379)
除稅前溢利					11,761
稅項					(1,823)
本年度溢利					9,938
資產負債表於二零零五年三月三十一日					
資產					
分部資產	218,491	2,019	62,156	–	282,666
未分配企業資產	–	–	–	195,847	195,847
綜合總資產					478,513
負債					
分部負債	57,986	753	1,636	–	60,375
未分配企業負債	–	–	–	174,531	174,531
綜合總負債					234,906
其他資料					
折舊及攤銷	8,652	–	–	184	8,836
無形資產攤銷	71	–	–	–	71
商譽攤銷	1,051	–	–	–	1,051
無形資產撇銷	645	–	–	–	645
資本增加	74,627	–	–	3	74,630
所產生開發成本	2,731	–	–	–	2,731
商譽	22,936	–	–	–	22,936
呆賬撥備(回撥)	1,741	–	–	(12)	1,729
出售投資物業虧損	–	–	(3,217)	–	(3,217)
解除負商譽	–	–	(2,224)	–	(2,224)

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股份／註冊資本	本公司所持已發行股份／註冊資本之百分比 直接 %	間接 %	主要業務
Universal Focus Limited	英屬處女群島	美金1元普通股	–	100	投資控股
廣州市東方紅保健品有限公司	中國 *(附註2)*	港幣2,500,000元	–	100	中藥及健康食品分銷
深圳市東方紅保健品有限公司	中國 *(附註3)*	人民幣1,000,000元	–	100	中藥及健康食品分銷
東方紅(中山)保健食品廠有限公司	中國 *(附註2)*	美金1,000,000元	–	100	健康食品加工及批發
黑龍江金保華農業有限公司	中國 *(附註2)*	港幣14,000,000元	–	100	馬鈴薯種植及銷售
哈爾濱東方綠種業有限公司	中國 *(附註3)*	人民幣1,100,000元	–	100	馬鈴薯種子銷售

附註：

(1) 並非由本集團持有之無投票權遞延股實質上並無附有權利可獲派股息及獲發有關公司任何股東大會之通告或出席股東大會或於會上投票或於清盤時獲取任何分派。

(2) 該等附屬公司為全外資企業。

(3) 該等附屬公司為全內資企業。

於結算日或本年度任何時間內，各附屬公司概無任何尚未償還之債務證券。

上表載列董事認為對本集團業績或資產有重大影響之本公司附屬公司。董事認為，詳列其他附屬公司會令篇幅過於冗長。

38. 分部資料

業務分部

就管理而言，本集團現時分為三個營運部門。該等部門為本集團報告其首要分部資料之基礎。

主要業務如下：

醫藥及健康食品	–	醫藥及健康食品製造及銷售
物業	–	物業投資及發展
摩托車	–	摩托車及配件買賣

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股份／註冊資本	本公司所持已發行股份／註冊資本之百分比 直接 %	間接 %	主要業務
Pacific Essence Limited	英屬處女群島	美金1元普通股	–	100	投資控股
Pacific Wins Development Ltd.	英屬處女群島	美金1,000元普通股	–	100	投資控股
Sound Advice Investments Limited	英屬處女群島	美金100元普通股	–	100	投資控股
Tung Fong Hung Investment Limited	英屬處女群島	美金10,000元普通股	–	100	投資控股
Tung Fong Hung Nominees Limited	英屬處女群島	美金2元普通股	–	100	提供代理人服務
東方紅(中國)有限公司	香港	港幣2元普通股	–	100	中藥及健康食品分銷
東方紅食品有限公司	香港	港幣2元普通股	–	100	健康食品分銷
Tung Fong Hung Foods Company, B.C. Limited	加拿大	加幣360元普通股	–	100	健康食品分銷
Tung Fong Hung Medicine (BVI) Limited	英屬處女群島	港幣0.2元普通股	–	100	投資控股
東方紅藥業有限公司	香港	港幣1,001元普通股	–	100	中藥及食品零售
東方紅藥業(澳門)有限公司	澳門	100,000澳門幣定額股本	–	100	中藥及食品零售
東方紅管理有限公司	香港	港幣2元普通股	–	100	提供管理服務
東方紅製藥有限公司	香港	港幣2元普通股	–	100	中藥及食品加工、包裝及分銷
東方紅(中國)控股有限公司	香港	港幣2元普通股	–	100	投資控股
裕利泰有限公司	香港	港幣2元普通股	–	100	投資控股

37. 附屬公司

本公司主要附屬公司於二零零五年三月三十一日之詳情如下：

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股份／註冊資本	本公司所持已發行股份／註冊資本之百分比 直接 %	間接 %	主要業務
Asia Progress Investments Limited	英屬處女群島	美金1元普通股	–	100	投資控股
Cheung Tai Hong (B.V.I.) Limited	英屬處女群島	美金50,000元普通股	100	–	投資控股
祥泰行有限公司	香港	港幣2,000元普通股	–	100	投資控股
		港幣500,000元無投票權遞延股 *(附註1)*	–	–	
祥泰行集團(摩托車)有限公司	香港	港幣10,000元普通股	–	100	摩托車及配件買賣
冠堡發展有限公司	香港	港幣2元普通股	–	100	中國物業持有
顯揚投資有限公司	香港	港幣10,000元普通股	–	100	投資控股
富天物業有限公司	香港	港幣2元普通股	–	100	物業投資
Handsworth Investments Limited	英屬處女群島	美金1元普通股	–	100	投資控股
正美活力生物科技有限公司	英屬處女群島	美金2元普通股	–	100	投資控股
正美藥品有限公司	香港	港幣812,600元普通股	–	100	藥品製造及銷售
正美葯品管理有限公司	香港	港幣2元普通股	–	100	投資控股
金保華有限公司	香港	港幣2元普通股	–	100	投資控股
泰瑞	香港	港幣100元普通股	–	100	物業持有及銷售

36. 結算日後事項

於二零零五年三月三十一日後，本集團有下列重大結算日後事項：

(a) 根據於二零零五年四月二十日之公佈及日期為二零零五年五月二十三日之通函，於二零零五年四月八日，本公司與各認購人訂立七份認購協議。於二零零五年四月二十日，本公司分別與各認購人以及一名配售代理訂立另外兩份認購協議及一份配售協議。各認購協議及配售協議並非互為條件。

九名認購人當中，七名為由環球資產管理公司管理之基金認購人，而餘下兩名認購人則為Loyal Concept Limited（「Loyal Concept」）及Kopola Investment Company Limited（「Kopola」）。根據認購協議，基金認購人、Loyal Concept及Kopola共同有條件同意，以現金認購本公司建議根據認購協議發行之港幣956,000,000元二零一零年到期零息可換股票據（「認購可換股票據」），本金額分別為港幣356,000,000元、港幣450,000,000元及港幣150,000,000元（「認購」）。Loyal Concept為於百慕達註冊成立而股份於聯交所主板上市之有限公司錦興集團有限公司（「錦興」）之間接全資附屬公司。Loyal Concept及錦興並非本公司關連人士。Kopola由本公司副主席兼獨立非執行董事何厚鏘先生（「何先生」）持有50%，故屬何先生之聯繫人士。由於根據上市規則第14A.11條，何先生為本公司關連人士，故Kopola認購認購可換股票據根據上市規則構成本公司關連交易。

根據配售協議，配售代理將盡最大努力，促使不少於六名承配人以現金認購本金總額為港幣44,000,000元由本公司建議發行之港幣44,000,000元二零一零年到期零息可換股票據（「配售可換股票據」）（「配售」）。承配人均不會為認購人。

倘認購可換股票據按初步換股價每股港幣0.44元（可予調整）全數兌換，則將發行合共2,172,727,272股新普通股。

假設配售代理成功配售全數港幣44,000,000元配售可換股票據，於配售可換股票據按初步換股價每股港幣0.44元（可予調整）全數兌換時，則將發行合共100,000,000股新普通股。

認購及配售所得款項總額合共分別為港幣956,000,000元及港幣44,000,000元。因此，認購及配售所得款項總額合共最多為港幣10億元。所得款項淨額約港幣996,000,000元將撥作擴展本公司投資物業組合。

(b) 根據於二零零五年六月三日作出之公佈，本公司一家附屬公司與一名獨立第三方（「賣方」）簽訂一份無約束力意向書，以與賣方商討有關可能按初步代價港幣495,000,000元，初步就重建自賣方收購其於澳門若干土地之50%所有權及權益（「收購」）。截至財務報表日期，尚未就收購訂立正式協議。

34. 資產抵押

於二零零五年三月三十一日,本集團之銀行及其他借貸由下列項目作抵押:

(a) 本公司附屬公司正美藥品有限公司賬面值為港幣11,959,000元(二零零四年:無)之物業、機械及設備之法定抵押;

(b) 銀行存款港幣3,000,000元(二零零四年:無);及

(c) 本集團賬面值為港幣58,536,000元(二零零四年:港幣116,846,000元)待售物業之法定抵押。

除上文(c)段所示者外,於二零零四年三月三十一日,本集團銀行及其他借貸亦以下列項目作抵押:

(a) 附屬公司富天物業有限公司賬面值為港幣8,200,000元之投資物業之法定抵押;

(b) 附屬公司泰瑞發展有限公司(「泰瑞」)之股份抵押;

(c) 泰瑞所有資產之浮動抵押,包括但不限於未繳股本;

(d) 本集團於香港之待售物業所有現有及日後建築合約中之權利、擁有權、權益及收益之轉移權;

(e) 本集團於香港之待售物業之所有保險保單利益;

(f) 本集團待售物業之未來出售所得款項、租金及其他收益;及

(g) 泰瑞之後償股東貸款。

35. 退休福利計劃

本集團為合資格僱員推行定額供款退休福利計劃,該計劃之資產乃由受託人管理之基金分開持有。

在綜合收益表中扣除之費用,乃指本集團須按該計劃規定所註明特定比率作出之供款。倘僱員在全數取得供款前退出該計劃,則沒收之供款可用以減低本集團應付之供款。

於結算日,本集團並無因僱員退出退休福利計劃而有可用作減低本集團日後應付供款之重大沒收供款。

由二零零零年十二月一日起,本集團亦為香港僱員參加強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例向強制性公積金計劃管理局註冊。有關強積金計劃資產與本集團資產分開管理,並由一名獨立受託人控制之基金持有。

根據強積金計劃之規則,僱主及其僱員須各自按規例所註明特定比率向計劃供款,本集團於強積金計劃之唯一責任為向該計劃作出所規定供款。於收益表中扣除之強積金計劃供款,乃指本集團按計劃規例所註明特定比率應付之供款。並無任何沒收供款可用作扣減日後應付供款。

於二零零五年三月三十一日，本公司就其附屬公司獲銀行授出一般銀行融資而向銀行作出之未償還公司擔保約為港幣41,082,000元（二零零四年：港幣114,000,000元），另就其附屬公司履行於證券公司開立證券戶口之責任而向證券公司作出擔保。

32. 資本承擔

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
有關購入物業、機械及設備已訂約但未於財務報表撥備之資本開支	2,550	–

33. 營業租賃承擔

本集團為承租人

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本集團年內就以下各項支付之物業租金：		
最低租金	19,162	–
或然租金	3,811	–
	22,973	–

於結算日，本集團根據不可撤銷營業租賃須於下列年期支付之未來最低租金承擔如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
一年內	19,280	–
第二至第五年（包括首尾兩年）	18,710	–
	37,990	–

應付營業租賃金額指本集團就其若干寫字樓及店舖應付之租金。租期平均議定為三年，租金按平均三年期固定，或除固定租金外另加按店舖每月總營業額固定百分比計算之或然租金。

本集團為出租人

本年度賺取之物業租金收益為港幣98,000元（二零零四年：港幣374,000元）。

投資物業預期於截至二零零四年三月三十一日止年度可持續產生租金回報4.56%。

於二零零五年三月三十一日，本集團並無任何營業租賃承擔。

於二零零四年三月三十一日，本集團已與租戶訂約之未來最低租金為港幣90,000元，將於一年內到期。

30. 收購附屬公司

於二零零四年五月，本集團分別按代價港幣42,000,000元及港幣28,000,000元，收購Tung Fong Hung Investment Limited及其附屬公司全部已發行股本以及Pacific Wins Development Ltd.餘下50%已發行股本。該等收購已按收購會計法列賬。

收購之影響概述如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
購入淨資產		
物業、機械及設備	71,549	–
無形資產	1,264	–
存貨	60,353	–
應付賬款、按金及預付款項	26,205	–
可收回稅項	14	–
銀行結餘及現金	23,274	–
應收賬款及應計費用	(48,613)	–
融資租賃承擔	(149)	–
銀行及其他借貸	(82,698)	–
少數股東權益	–	(124,879)
	51,199	(124,879)
商譽	22,936	–
總代價	74,135	(124,879)
支付方式		
現金	42,000	–
承付票據	13,000	–
可換股票據	15,000	–
法律及專業費用	4,135	261
前少數股東貸款豁免	–	(125,140)
	74,135	(124,879)
收購產生現金流出淨額		
現金代價	(42,000)	–
法律及專業費用	(4,135)	–
購入銀行結餘及現金	23,274	–
	(22,861)	–

年內所收購附屬公司為本集團帶來港幣275,952,000元（二零零四年：港幣11,158,000元）之營業額貢獻以及港幣2,888,000元（二零零四年：港幣1,895,000元）經營溢利。

31. 或然負債

於二零零五年三月三十一日，本集團向買方就未記錄之稅務負債提供彌償保證（如有）及就往年度售出之一家附屬公司之事務及業務提供保證。本集團就違反保證之所有索償，連同本集團根據彌償保證之所有索償之合計責任，最多不超過港幣60,000,000元（二零零四年：港幣60,000,000元）。所有有關索償可於一九九八年三月三十一日起計十年內向本集團提出。

29. 出售附屬公司

	二零零四年
	港幣千元
售出淨資產:	
應付賬款及應計開支	(20)
出售附屬公司收益	30
總代價	10
支付方式:	
現金	10
出售產生之現金流入淨額:	
現金代價	10

於截至二零零四年三月三十一日止年度內售出之附屬公司並無為本集團帶來營業額貢獻，惟於本集團經營虧損佔港幣39,000元。

28. 儲備

	股份溢價 *港幣千元*	股本贖回儲備 *港幣千元*	繳入盈餘 *港幣千元* *(附註)*	虧絀 *港幣千元*	總計 *港幣千元*
本公司					
於二零零三年四月一日	334,999	646	173,869	(587,984)	(78,470)
股本重組					
一股本削減 *(附註26(1a))*	–	–	233,203	–	233,203
一註銷股份溢價 *(附註26(1d))*	(334,999)	–	334,999	–	–
一抵銷虧絀 *(附註26(1))*	–	–	(535,894)	535,894	–
行使購股權 *(附註26(2))*	2,071	–	–	–	2,071
本年度虧損	–	–	–	(92,083)	(92,083)
於二零零四年三月三十一日	2,071	646	206,177	(144,173)	64,721
行使購股權 *(附註26(2))*	227	–	–	–	227
發行股份 *(附註26(3))*	78,500	–	–	–	78,500
兑換可換股票據 *(附註26(4))*	24,429	–	–	–	24,429
發行股份產生之相關開支	(2,623)	–	–	–	(2,623)
本年度虧損	–	–	–	(6,563)	(6,563)
於二零零五年三月三十一日	102,604	646	206,177	(150,736)	158,691

*附註：*本公司繳入盈餘指：

(i) 本公司所收購附屬公司於一九九四年集團重組當日之相關資產淨值，減自重組前儲備中提撥派發之任何股息及作為收購代價發行之本公司股本面值之差額；及

(ii) 根據於二零零三年四月十五日進行之股本重組，股本削減、註銷股份溢價及抵銷虧絀之結餘淨額。

除本公司之累計溢利外，根據百慕達一九八一年公司法（經修訂），繳入盈餘可供分派予股東，惟一家公司不得在下列情況下自繳入盈餘宣派或派付股息或作出分派：

(a) 公司未能或在分派後無法支付到期債項；或

(b) 公司資產可變現值將因此少於負債及已發行股本與股份溢價賬之總和。

董事認為，本公司於二零零五年三月三十一日可供分派予股東之儲備為港幣55,441,000元（二零零四年：港幣62,004,000元）。

於二零零四年及二零零五年三月三十一日尚未行使購股權之詳情如下：

授出日期	可行使期間	行使價	購股權獲行使時將予發行之股份數目	
		港幣	二零零五年	二零零四年
		(附註)	*(附註)*	*(附註)*
1994計劃				
一九九七年六月十九日	一九九七年六月十九日至二零零七年六月十八日	21.84	4,800	4,800
一九九八年二月二日	一九九八年二月二日至二零零八年二月一日	2.00	2,000	2,000
一九九九年十一月十七日	一九九九年十一月十七日至二零零九年十一月十六日	2.34	10,500	10,500
二零零零年三月十四日	二零零零年三月十四日至二零一零年三月十三日	6.60	10,000	10,000
			27,300	27,300
2002計劃				
二零零四年一月七日	二零零四年一月九日至二零一四年一月八日	0.207	–	1,155,000
			27,300	1,182,300

*附註：*於股本重組後，本公司股本中每20股每股面值港幣0.0005元之已發行及未發行股份，已由二零零三年四月十五日起，合併為本公司股本中一股每股面值港幣0.01元之新普通股。因此，購股權之行使價及數目已作出調整。

於截至二零零四年三月三十一日止年度內就僱員及諮詢顧問接納所授出購股權而收取之總代價為港幣10元。

有關購股權獲行使前，授出購股權之財務影響不會記錄於本公司或本集團之資產負債表，亦不會就年內所授出購股權之價值於收益表確認支出。購股權獲行使時，就此發行之股份按股份面值記錄，列為於本公司額外股本，而每股行使價超出股份面值之差額則記錄於本公司股份溢價賬。於行使日期前已失效或註銷之購股權會自未行使購股權登記冊中刪除。

於二零零五年三月三十一日，根據2002計劃並無任何未行使購股權。根據2002計劃可予授出購股權所涉及之股份總數，連同根據所有其他計劃可予授出購股權所涉及之股份總數（「計劃限額」）合共為2002計劃獲採納當日已發行股份之10%。計劃限額可通過股東大會決議案更新，惟根據2002計劃及任何其他計劃將予授出之購股權獲悉數行使時可發行之股份總數，不得超過於股東批准當日已發行股份之10%。然而，計劃限額及其任何增幅不得導致根據2002計劃及其他計劃授出之未行使購股權獲悉數行使時可予發行之股份數目，超出不時已發行股份之30%。概無任何人士可於授出購股權日期起計十二個月期間，獲授超出於授出日期已發行股份1%之購股權。

下表披露員工（包括董事）於年內所持本公司購股權之詳情及有關變動：

購股權類別	於二零零四年四月一日尚未行使	年內調整	年內授出	年內行使	年內註銷	於二零零五年三月三十一日尚未行使
1994計劃	27,300	–	–	–	–	27,300
2002計劃	1,155,000	–	–	(1,155,000)	–	–
	1,182,300	–	–	(1,155,000)	–	27,300

購股權類別	於二零零三年四月一日尚未行使	年內調整（附註）	年內授出	年內行使	年內註銷	於二零零四年三月三十一日尚未行使
1994計劃	11,889,000	(11,294,550)	–	–	(567,150)	27,300
2002計劃	–	–	11,665,000	(10,510,000)	–	1,155,000
	11,889,000	(11,294,550)	11,665,000	(10,510,000)	(567,150)	1,182,300

股份於購股權行使日期之市價為港幣0.33元（二零零四年：港幣0.40元至港幣0.43元不等）。

包括在上表內董事於截至二零零四年三月三十一日止年度內所持1994計劃購股權詳情如下：

年份	於四月一日尚未行使	年內調整（附註）	年內註銷	於三月三十一日尚未行使
二零零四年	4,580,000	(4,351,000)	(229,000)	–

並無根據2002計劃向董事授出任何購股權。

於二零零四年十[illegible]月二十八日，本公司與配售代理訂立另一份股份配售協議，按每股港幣0.81[illegible]之發行價，盡最大努力向不少於六名承配人配售25,000,000股本公司股本中[illegible]股面值港幣0.01元之新普通股，有關價格較股份於二零零四年十二月二十三[illegible]聯交所所報價格每股港幣1.00元折讓19.0%。所得款項淨額港幣19,250,00[illegible]將撥作一般營運資金。該等股份乃根據本公司於二零零四年八月三十一日[illegible]之股東週年大會上向董事授出之一般授權發行，於各方面均與所有其他[illegible]享有同等權益。

(4)　於二零零四年十[illegible]及二零零五年二月，本金額港幣15,000,000元二零零六年到期2厘可換股[illegible]及本金額港幣10,000,000元二零零八年到期2厘可換股票據，已分別按[illegible]每股港幣0.45元及港幣0.42元兑換為33,333,331股及23,809,520股本[illegible]本中每股面值港幣0.01元之普通股。新股份於各方面與所有其他股份[illegible]等權益。

27.　購股權

於一九九四年二月[illegible]採納之計劃（「1994計劃」）

1994計劃於一九九[illegible]二十八日獲採納，主要目的為向董事及合資格員工提供獎勵，已於二零零四年二[illegible]日屆滿。

於二零零五年三月[illegible]，根據1994計劃已授出而尚未行使之購股權所涉及股份數目為27,300股，相當於當[illegible]司已發行股份約0.02%。

根據於二零零二年八[illegible]十六日通過之決議案，1994計劃已告終止。1994計劃終止後，不得根據該計劃授出購股[illegible]據此尚未行使之購股權則於到期前仍可予行使。

於二零零二年八月[illegible]六日採納之計劃（「2002計劃」）

繼1994計劃於二零[illegible]二年八月終止後，本公司根據於二零零二年八月二十六日通過之決議案採納2002計劃，[illegible]要目的為向合資格人士提供獎勵，將於二零一二年八月二十五日屆滿。根據2002計劃，本[illegible]司董事會可向下列合資格人士授出可認購本公司股份之購股權：

(i)　本公司、其附屬公司及本公司持有其任何股本權益之任何公司之僱員，包括執行董事；或

(ii)　本公司、其附屬公司及本公司持有其任何股本權益之任何公司之非執行董事；或

(iii)　供應商或客戶；或

(iv)　諮詢顧問、顧問或代理人。

所授出購股權須於授出日期起計二十八天內接納，屆時須就每份授出之購股權支付港幣1元代價。行使價釐定為以下最高之價格(i)股份於授出購股權日期之收市價；或(ii)股份於緊接授出購股權日期前五個交易日之平均收市價；或(iii)股份於授出日期之面值。

購股權可於授出及獲接納之日起計十年內任何時間，按照2002計劃之條款行使。

附註：

(1) 根據日期為二零零三年三月六日之公佈（「公佈」）及於二零零三年四月十四日通過之決議案，股本重組（「股本重組」）已獲通過，自二零零三年四月十五日起生效，其中涉及：

(a) (i) 本公司股本中每股面值港幣0.10元之所有已發行普通股（「股份」）之面值，透過註銷相等金額之股份繳足股本減少港幣0.0995元，令該等股份之每股面值由港幣0.10元減至港幣0.0005元。因此，按於公佈日期之已發行股份2,343,753,121股計算，本公司之已發行股本港幣234,375,000元將削減港幣233,203,000元至港幣1,172,000元（「股本削減」）；及

(ii) 由該等削減而產生之進賬額已計入本公司之繳入盈餘賬；

(b) 每股面值港幣0.10元之未發行股份拆細為200股每股面值港幣0.0005元之未發行股份；

(c) 於股本重組後，本公司股本中每20股每股面值港幣0.0005元之已發行及未發行股份已合併為本公司股本中一股面值港幣0.01元之新普通股（「合併股份」）。根據此項基準及於股本削減後，已發行合併股份為117,187,656股（「股份合併」）；及

(d) 於二零零三年一月三十一日，本公司股份溢價賬之股份溢價已註銷，就此產生之進賬額計入本公司之繳入盈餘賬。

上文第(a)(ii)及(d)段所述轉撥至本公司繳入盈餘賬之部分進賬額，已用作抵銷本公司於二零零三年一月三十一日之虧絀。根據本公司於二零零三年一月三十一日之未經審核管理賬目，本公司之虧絀約為港幣535,900,000元。

(2) 本公司分別於二零零四年二月二十三日、二零零四年二月二十四日、二零零四年三月五日及二零零四年四月十九日，於若干僱員及諮詢顧問行使獲授購股權時，按每股港幣0.207元代價分別發行3,510,000股、5,845,000股、1,155,000股及1,155,000股每股面值港幣0.01元之普通股。

(3) 於二零零四年十二月十五日，本公司與配售代理訂立股份配售協議，按每股港幣0.40元之發行價，盡最大努力向不少於六名配售股份認購人配售150,000,000股本公司股本中每股面值港幣0.01元之新普通股（「股份配售」）。同日，本公司亦與配售代理訂立可換股票據配售協議，盡最大努力向不少於六名可換股票據認購人，按初步換股價每股港幣0.42元，配售本金額港幣100,000,000元二零零八年到期2厘可換股票據（「可換股票據配售」），有關價格較股份於二零零四年十二月十日在聯交所所報收市價每股港幣0.46元折讓約8.7%。所得款項淨額分別約港幣35,000,000元及港幣90,000,000元，將分別撥作償還若干短期借貸及擴充本集團之投資物業組合。餘額港幣30,000,000元將撥作一般營運資金。新股份於各方面均與其他股份享有同等權益。

25. 可換股應付票據

	本集團及本公司	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
本金	90,000	–

於二零零四年五月六日如附註30所載收購附屬公司後，本公司按換股價港幣0.45元，發行本金金額港幣15,000,000元二零零六年到期之2厘無抵押可換股票據。該本金金額港幣15,000,000元於二零零六年到期之2厘可換股票據已按換股價港幣0.45元兌換為33,333,331股本公司股本中每股面值港幣0.01元之普通股，詳情載於附註26(4)。

於二零零五年二月二十三日，本公司按換股價港幣0.42元（可予調整），發行本金金額港幣100,000,000元於二零零八年到期之2厘無抵押可換股票據。可換股票據按年利率2厘計息，將於二零零八年二月二十三日或如該日並非營業日，則於下一個營業日到期，並可予轉讓，惟在未經本公司事先書面同意前，不得轉讓予本公司關連人士。可換股票據持有人有權於二零零五年二月二十三日至二零零八年二月二十三日期間，隨時兌換為本公司每股面值港幣0.01元之股份。年內，如附註26(4)所載，本金金額港幣10,000,000元於二零零八年到期之2厘無抵押可換股票據已按換股價港幣0.42元，兌換為本公司23,809,520股每股面值港幣0.01元之普通股。餘下本金金額港幣90,000,000元於二零零八年到期之2厘無抵押可換股票據於二零零五年三月三十一日尚未行使。

26. 股本

	股份數目	金額
		港幣千元
法定：		
於二零零三年四月一日，每股面值港幣0.10元	4,000,000,000	400,000
股本重組		
－股份拆細（*附註1b*）	796,000,000,000	–
－股份合併（*附註1c*）	(760,000,000,000)	–
於二零零四年三月三十一日及二零零五年三月三十一日，每股面值港幣0.01元	40,000,000,000	400,000
已發行及繳足：		
於二零零三年四月一日，每股面值港幣0.10元	2,343,753,121	234,375
股本重組		
－股本削減（*附註1a*）	–	(233,203)
－股份合併（*附註1c*）	(2,226,565,465)	–
行使購股權（*附註2*）	10,510,000	105
於二零零四年三月三十一日，每股面值港幣0.01元	127,697,656	1,277
行使購股權（*附註2*）	1,155,000	12
發行股份（*附註3*）	175,000,000	1,750
兌換可換股票據（*附註4*）	57,142,851	571
於二零零五年三月三十一日，每股面值港幣0.01元	360,995,507	3,610

23. 銀行及其他借貸

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
有抵押銀行貸款	54,207	87,844	–	–
無抵押其他借貸	13,564	6,600	7,940	600
	67,771	94,444	7,940	600
上述貸款及借貸之到期日如下：				
於一年內或按要求償還	62,146	94,444	7,940	600
一年以上但兩年內	5,625	–	–	–
	67,771	94,444	7,940	600
減：流動負債項下一年內到期之款項	(62,146)	(94,444)	(7,940)	(600)
一年後到期之款項	5,625	–	–	–

本集團其他借貸包括港幣7,940,000元及港幣5,624,000元，分別按年息率12厘及香港最優惠利率加年息率2厘計息之款項。

本公司其他借貸按年息率12厘計息。

24. 遞延稅項

以下為現行及過往申報期間已確認之主要遞延稅項負債（資產）及有關變動：

	加速稅項折舊	遞延開發成本	稅項虧損	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年四月一日及二零零四年三月三十一日	–	–	–	–
收購附屬公司	3,263	–	(3,263)	–
於年內收入（計入）扣除	(730)	353	377	–
於二零零五年三月三十一日	2,533	353	(2,886)	–

於二零零五年三月三十一日，本集團可用作抵銷未來溢利之未動用稅項虧損為港幣679,816,000元（二零零四年：港幣538,966,000元），有關物業、機械及設備之可扣減暫時差額為港幣216,000元（二零零四年：有關投資物業以及物業、機械及設備之可扣減暫時差額港幣25,504,000元）。已就有關虧損確認遞延稅項資產港幣16,492,000元（二零零四年：零），惟並無就餘下未動用稅項虧損港幣663,324,000元（二零零四年：港幣538,966,000元）及因無法預計未來溢利來源產生之可扣減暫時差額確認遞延稅項資產。稅項虧損可無限期結轉。

21. 融資租賃項下承擔

	本集團			
	最低租金款項		最低租金款項現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
根據融資租賃應付款項				
一年內	36	–	23	–
第二至第五年（包括首尾兩年）	122	–	119	–
	158	–	142	–
減：日後融資費用	(16)	–	–	–
租賃承擔現值	142	–	142	–
減：流動負債項下一年內到期之款項			(23)	–
一年後到期之款項			119	–

本集團之政策為根據融資租賃租用一輛汽車。租期約為三年。

截至二零零五年三月三十一日止年度，實際借貸率為7.5厘。息率於合約日期釐定。

本集團融資租賃項下承擔乃以出租人之出租資產作抵押。

22. 承付票據應付款項

本集團及本公司承付票據應付款項乃無抵押，按5.5厘計算年息，須於二零零五年五月六日償還。

18. 應收貸款

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本金	31,500	–	10,500	–

貸款乃無抵押、年息按香港最優惠利率加2厘計息，須按要求償還。

19. 應收賬款、按金及預付款項

本集團給予其貿易客戶之信貸期由零至三十日不等。

應收賬款於結算日之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
零至六十日	16,336	4,799
六十一至九十日	11,336	–
	27,672	4,799
其他應收賬款、按金及預付款項	10,608	5,512
	38,280	10,311

20. 應付賬款及應計開支

應付賬款於結算日之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
零至六十日	20,206	488
六十一至九十日	20,037	–
超過九十日	4,470	1,283
	44,713	1,771
其他應付賬款及應計開支	18,239	5,870
	62,952	7,641

15. 於聯營公司之權益

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
應收聯營公司款項	17	–
減:撥備	(17)	–
	–	–

應收聯營公司款項乃無抵押、免息及無固定還款期。董事認為,本集團不會於結算日起計十二個月內要求償還款項,有關款項因而列為非流動款項。

於二零零五年三月三十一日,本集團於下列聯營公司擁有權益:

聯營公司名稱	業務架構形式	註冊成立/經營地點	已發行及繳足股本	本公司間接持有之已發行股本百分比	主要業務
正邦醫藥科技有限公司	註冊成立	香港	港幣2元普通股	50%	暫無業務

16. 存貨

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
原料	16,792	–
在製品	1,588	–
製成品	40,900	–
	59,280	–

以上計入港幣38,360,000元(二零零四年:零)按可變現淨值列賬之製成品。

17. 證券投資

	本集團	
	其他投資	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
股本證券:		
於香港上市,按市值	10,289	16,388

13. 無形資產

	港幣千元
本集團	
按成本	
收購附屬公司	1,264
添置	1,467
撇銷	(645)
於二零零五年三月三十一日	2,086
攤銷	
年內撥備及於二零零五年三月三十一日之結餘	71
賬面淨值	
於二零零五年三月三十一日	2,015

有關款項指中藥及藥品產生之開發成本，以直線法按商業營運開始日期起計五年期間遞延處理及攤銷。

年內，本公司董事基於現行技術開發及經濟狀況有所延誤，審閱本集團開發成本之可收回淨額。若干藥品製造技術之技術開發，且不一定保證日後產生足夠經濟利益支持現有開發成本撥充資本。因此，有關開發成本之賬面值已於年內全數撇銷。

本公司董事認為，餘下無形資產於結算日之價值最少相等於其賬面值。

於二零零五年三月三十一日，除有關開發中產品之款項港幣439,000元外，其餘無形資產均已投入商業用途。

14. 商譽

	港幣千元
本集團	
按成本	
收購附屬公司所產生及於二零零五年三月三十一日	22,936
攤銷	
年內支出及於二零零五年三月三十一日之結餘	1,051
賬面淨值	
於二零零五年三月三十一日	21,885

就商譽採納之攤銷期為20年。

	傢俬及裝置 *港幣千元*
本公司	
成本	
於二零零四年四月一日及二零零五年三月三十一日	6
折舊	
於二零零四年四月一日	2
本年度撥備	1
於二零零五年三月三十一日	3
賬面淨值	
於二零零五年三月三十一日	3
於二零零四年三月三十一日	4

12. 於附屬公司之權益

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
非上市股份，按賬面值	183,277	183,277
應收附屬公司款項	646,247	607,354
	829,524	790,631
*減：*減損	(725,096)	(725,096)
	104,428	65,535

非上市股份賬面值乃按照本公司於一九九四年根據集團重組成為本集團控股公司之日本公司應佔附屬公司相關資產淨值之賬面值，減在該等附屬公司自重組前儲備所派發之股息計算。

應收附屬公司款項為無抵押、免息及無固定還款期。董事認為，本公司不會於結算日起計十二個月內要求還款，因此有關款項被列為非流動項目。

截至二零零四年三月三十一日止年度，本公司就其向附屬公司作出之投資及墊款按有關可收回金額確認減損港幣88,926,000元。

各主要附屬公司於二零零五年三月三十一日之詳情載於附註37。

11. 物業、機械及設備

	租賃土地及樓宇	租賃物業裝修	設備及機器	傢俬、裝置及設備	汽車	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
本集團						
成本						
於二零零四年四月一日	–	–	–	717	238	955
貨幣調整	–	207	–	82	30	319
收購附屬公司	4,186	46,769	14,749	4,385	1,460	71,549
添置	–	1,743	19	511	808	3,081
出售	–	(1,581)	(353)	(378)	(511)	(2,823)
於二零零五年三月三十一日	4,186	47,138	14,415	5,317	2,025	73,081
折舊、攤銷及減值						
於二零零四年四月一日	–	–	–	460	115	575
貨幣調整	–	124	–	64	15	203
本年度撥備	85	6,208	834	1,379	330	8,836
出售時撇銷	–	(1,509)	(70)	(371)	(331)	(2,281)
於二零零五年三月三十一日	85	4,823	764	1,532	129	7,333
賬面淨值						
於二零零五年三月三十一日	4,101	42,315	13,651	3,785	1,896	65,748
於二零零四年三月三十一日	–	–	–	257	123	380

本集團租賃土地及樓宇乃於中國根據中期土地使用權持有。

於二零零五年三月三十一日，本集團物業、機械及設備之賬面淨值包括就按融資租賃持有資產之款項約港幣127,000元（二零零四年：零）。

於二零零五年三月三十一日，本集團就其獲授之一般銀行融資向一家銀行抵押約港幣11,959,000元（二零零四年：零）之物業、機械及設備。

9. 每股盈利（虧損）

每股基本及攤薄盈利（虧損）乃按照以下數據計算：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
盈利：		
計算每股基本盈利（虧損）之年內溢利（虧損）及盈利（虧損）	9,938	(29,612)
潛在攤薄普通股之影響 －可換股票據之利息	304	
計算每股攤薄盈利（虧損）之盈利（虧損）	10,242	
股份數目：		
計算每股基本盈利（虧損）之股份加權平均數	160,809,612	118,228,175
潛在攤薄普通股之影響		
－購股權	26,804	
－可換股票據	42,356,597	
計算每股攤薄盈利之股份加權平均數	203,193,013	

由於行使購股權會導致每股淨虧損減少，故未呈列截至二零零四年三月三十一日止年度之每股攤薄虧損。

10. 投資物業

	本集團 *港幣千元*
估值	
於二零零四年四月一日	8,200
出售	(8,200)
於二零零五年三月三十一日	–

截至二零零五年三月三十一日止年度，本集團以代價港幣4,983,000元出售其全部投資物業。出售產生之虧損港幣3,217,000元已計入綜合收益表。

本集團投資物業位於香港，以中期租約持有。

餘下四名人士(二零零四年:兩名)之酬金如下:

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
薪金及其他福利	1,535	486
退休福利計劃供款	57	22
	1,592	508

彼等之酬金少於港幣1,000,000元。

於年內,本集團並無向五名最高薪酬人士(包括董事及僱員)支付酬金,作為鼓勵加入或加入本集團時之獎勵或作為離職補償。

8. 税項

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度税項:		
香港利得税	5	–
其他司法權區之税項	1,818	–
	1,823	–

香港利得税乃就年內估計應課税溢利按17.5%利率計算。

其他司法權區產生之税項乃按有關司法權區之現行税率計算。

於截至二零零四年三月三十一日止年度,本公司及其附屬公司並無任何應課税溢利,故本集團並無就該年度作出香港利得税撥備。

遞延税項詳情載於附註24。

本年度税項支出與收益表所示溢利(虧損)之對賬如下:

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
除税前溢利(虧損)	11,761	(37,791)
按香港利得税税率17.5%計算之税項	2,058	(6,613)
不可扣税開支之税務影響	3,653	673
毋須課税收入之税務影響	(1,167)	(1,406)
未確認遞延税項資產之税務影響	4,805	7,379
動用先前未確認之税項虧損	(7,020)	(33)
中華人民共和國(「中國」)附屬公司獲授税項豁免之影響	(841)	–
於其他司法權區經營之附屬公司税率不同之影響	335	–
本年度税項	1,823	–

6. 財務費用

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
須於五年內全數償還之銀行及其他借貸之利息	5,677	15,105
融資租賃承擔之利息	14	–
須於五年內全數償還之可換股票據之利息	368	–
貸款安排費用	1,320	480
	7,379	15,585

7. 董事酬金及最高薪酬人士

A. 董事酬金

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
袍金：		
執行董事	–	–
非執行董事	–	–
獨立非執行董事	96	20
	96	20
付予執行董事之其他酬金：		
薪金及其他福利	268	2,574
退休福利計劃供款	2	39
	270	2,613
	366	2,633

董事酬金介乎以下範圍：

	董事人數 二零零五年	董事人數 二零零四年
零至港幣1,000,000元	8	7
港幣1,500,001元至港幣2,000,000元	–	1

截至二零零五年三月三十一日止年度，一名董事放棄酬金港幣240,000元。截至二零零四年三月三十一日止年度，並無任何董事放棄酬金。

B. 最高薪酬人士

本集團最高酬金之五名人士中有一名（二零零四年：三名）為本公司董事，彼等之酬金詳情載於上文(A)段。

4. 營業額

營業額指來自第三方扣除退貨及優惠後合共已收及應收之淨額，並概述如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
銷售物業	91,609	47,276
買賣摩托車	11,737	15,864
醫藥及健康食品	275,952	–
租金收入	98	374
	379,396	63,514

本年及往年因租金收入而產生之費用均微不足道。

5. 經營溢利（虧損）

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營溢利（虧損）已扣除：		
核數師酬金		
－本年度	1,310	653
－去年撥備不足	75	249
	1,385	902
員工成本（包括董事酬金）	40,992	3,933
退休福利計劃供款，扣除已沒收供款港幣65,000元（二零零四年：港幣77,000元）	1,768	23
員工成本總額	42,760	3,956
減：無形資產撥充資本之款項	(10)	–
	42,750	3,956
存貨成本確認為費用	241,700	55,429
物業、機械及設備折舊及攤銷：		
－本集團自置資產	8,810	183
－根據融資租賃持有之資產	26	–
無形資產攤銷	71	–
待售物業撥備	–	6,006
應收聯營公司款項撥備	17	–
出售物業、機械及設備虧損	66	–
及經計入：		
出售物業、機械及設備收益	–	(1,053)
利息收入	(595)	(5,720)
負商譽確認為收益（計入銷售成本）	(2,224)	(747)

外幣

以港幣以外貨幣計算之交易乃按交易日之匯率換算為港幣。以該等外幣計算之資產及負債則按結算日之匯率重新換算。因換算而產生之盈虧均會計入年內之溢利及虧損。

在綜合賬目時，本集團在香港以外業務之資產及負債按結算日之匯率折算。收入及開支項目按年內平均匯率折算。因此而產生之匯兑差額均分類為權益，撥入本集團匯兑儲備。匯兑差額於出售業務期確認為收入或開支。

税項

所得税開支指現行應繳税項及遞延税項之總和。

現行應繳税項乃按本年度應課税溢利計算。應課税溢利與收益表所報純利不同，乃由於前者不包括其他年度之應課税或可扣税收入或開支，並且不包括毋須課税或不能扣税之收益表項目。

遞延税項指就財務報表資產及負債賬面值與計算應課税溢利所用相應税基之差額預期應付或可收回之税項，以資產負債表負債法列賬。遞延税項負債一般會就所有應課税暫時差額確認，而遞延税項資產乃於可能出現可扣税之暫時差額以抵銷應課税溢利時確認。倘暫時差額源自商譽（或負商譽），或初步確認不影響應課税溢利或會計溢利之交易（業務合併除外）其他資產及負債，則不會確認該等資產及負債。

遞延税項負債乃按於附屬公司之投資所產生應課税暫時差額確認，惟若本集團可控制撥回暫時差額之時間及暫時差額有可能於可見將來不會撥回之情況除外。

遞延税項資產之賬面值於各個結算日檢討，並於可能不再有足夠應課税溢利恢復該項資產全部或部分之情況下調低。

遞延税項乃按預期於償還負債或變現資產期間適用之税率計算。遞延税項於收益表扣除或計入，惟遞延税項與直接扣除或計入股東權益之項目相關者除外，在此情況下遞延税項亦於股東權益中處理。

退休福利成本

於收益表扣除之退休金成本代表本集團於本年度就強制性公積金計劃及定額退休供款計劃應付供款。

其他投資乃按公平價值列賬，而未變現盈虧計入年內之溢利或虧損淨額。

存貨

存貨乃按成本及可變現淨值之較低者入賬。成本以加權平均法計算。

待售物業

待售物業按成本及可變現淨值之較低者入賬。可變現淨值乃參考估計所得銷售款項減估計銷售費用釐定。

研究及開發費用

研究費用於產生期間確認為開支。

開發費用所產生內部形成無形資產，於預期已確定項目所產生開發成本，將可透過日後商業活動收回時方予確認。所產生資產於可用年期，按直線法攤銷。

並無內部形成無形資產可予確認，開發費用於產生期間確認為開支。

可換股票據

可換股票據獨立披露，並確認為負債，除非實際出現兑換則作別論。

按融資租賃持有資產

倘租賃條款將資產擁有權絕大部分風險及回報轉歸本集團，則列為融資租賃。按融資租賃持有之資產，按收購日期公平值，撥充資本。出租人之相應負債於扣利息開支後，計入資產負債表，列為融資租賃承擔。財務費用即所有租賃承擔與購入資產公平值間差額，於有關租期，計入收益表，以於各會計期間，就承擔餘額產生固定支銷率。

所有其他租賃均為營業租賃，而租金費用於有關租期，以直線法計入收益表。

借貸成本

因收購、建造或製造指定資產而產生之借貸成本將予以資本化，作為該等資產之成本部分。當該等資產已大致可供作擬定用途或作銷售時，有關借貸成本則停止撥作資本。

貸款安排費用乃獲得長期有抵押銀行貸款而產生。該費用將會遞延處理，並按貸款還款期，以直線法計入收益表，以得出固定支銷率。

所有其他借貸成本將在其產生期間確認為開支。

足以彌補虧絀，在此情況下超過投資物業重估儲備餘額之虧絀將於綜合收益表中扣除。倘先前已在收益表扣除虧絀，而其後出現盈餘，則盈餘會計入收益表，惟以先前所扣除之虧絀為限。

於出售投資物業時，其於投資物業重估儲備之餘額將撥往收益表。

本集團將不就投資物業計提任何折舊撥備，除非其有關租約年期為二十年或以下。

物業、機械及設備

物業、機械及設備乃按成本減累計折舊、攤銷及累計減損列賬。

物業、機械及設備之項目以直線法，於估計可使用年期，按下列年率折舊及攤銷：

土地使用權	有關權利年期
租賃土地及租賃物業裝修	尚餘租約年期
樓宇	4%或尚餘之租約年期（取其較短者）
廠房及機器	5%－15%
傢俬、裝置及設備	10%－$33^{1}/_{3}$%
汽車	10%－20%

出售或停止使用資產之收益或虧損為有關資產之銷售所得款項與賬面值之差額，於收益表中確認。

減值

本集團於每個結算日審閱其資產之賬面值，以釐定該等資產是否有任何減損跡象。倘資產之可收回數額估計將低於其賬面值，資產之賬面值則減至其可收回數額。減損即時確認為開支。

倘隨後撥回減損，資產之賬面值增至重新估計之可收回數額，惟增加之賬面值不得超過於過往年度如並無就資產確認減損而釐定之賬面值。減損撥回即時確認為收入。

證券投資

證券投資乃按交易日基準確認及初步按成本計算。

持有至到期之債券外之投資分類為證券投資及其他投資。

投資證券（為持有作既定長期策略投資目的之證券）乃於隨後之申報日期按成本計算，並減去任何非暫時性之減損。

商譽撥充資本，於其可用經濟年期，以直線法攤銷。收購聯營公司所產生商譽，計入聯營公司之賬面值。收購附屬公司所產生商譽，於資產負債表另行列賬。

負商譽

負商譽指本集團於收購當日在附屬公司可辨認資產及負債之公平價值中所佔權益超出收購成本之部分。

負商譽另行在資產負債表中列為資產扣減。倘負商譽乃因收購當日預期之虧損或支出而產生，則將於產生時撥入期內收益計算。其餘負商譽則按可辨認已收購折舊資產之剩餘平均可使用年期，按直線法確認為收益。倘有關負商譽超出已收購可辨認非貨幣資產之總公平價值，則即時確認為收益。

於附屬公司之權益

於附屬公司之權益按成本扣除任何可辨認之減損於本公司之資產負債表列賬。

於聯營公司之權益

綜合收益表包括本集團應佔聯營公司年內收購後業績。聯營公司權益按本集團應佔聯營公司資產淨值扣除任何認定之減損，於綜合資產負債表列賬。

收益確認

銷售貨物乃於貨物交付及擁有權轉讓時獲確認。

服務收入乃於提供服務時確認。

待售物業之收入於簽訂具約束力銷售協議時確認。

利息收入乃參照當時本金餘額及適用利率按時間基準計算。

按經營租約出租之物業所得之租金收入，包括預先收取之租金，按有關租約年期以直線法確認。

買賣證券之溢利及虧損乃按照交易日當天基準確認。

投資之股息收入在收取款項之權利確立時確認。

投資物業

投資物業乃已建成之物業，按其投資潛力持有，其租金收入則依公平原則釐定。

投資物業根據獨立專業估值評定之結算日市值列賬。任何因投資物業重估產生之盈餘或虧絀會計入投資物業重估儲備或自該儲備內扣除，除非該儲備之餘額不

財務報表附註

截至二零零五年三月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市。

本公司為投資控股公司。其主要附屬公司之業務載於附註37。

2. 最近頒佈會計準則之潛在影響

香港會計師公會(「香港會計師公會」)於二零零四年頒佈多項新訂或經修訂香港會計準則及香港財務報告準則(「香港財務報告準則」，以下統稱「新訂香港財務報告準則」)。除香港財務報告準則第3號「業務合併」外，新訂香港財務報告準則於二零零五年一月一日或以後開始之會計期間生效。本集團並無於截至二零零五年三月三十一日止年度之財務報表提早採納該等新訂香港財務報告準則。

香港財務報告準則第3號適用於協議日期為二零零五年一月一日或之後之業務合併。本集團並無進行任何協議日期為二零零五年一月一日或之後之業務合併。因此，香港財務報告準則第3號並無對本集團截至二零零五年三月三十一日止年度造成任何影響。

本集團已著手評估此等新訂香港財務報告準則之潛在影響，但尚未能確定此等新訂香港財務報告準則會否對經營業績及財務狀況之編製及呈報方法構成重大影響。此等新訂香港財務報告準則可能導致本集團業績及財務狀況之未來編製及呈報方法有變。

3. 主要會計政策

財務報表乃根據歷史成本法編製，並就投資物業及若干證券投資重估作出修訂。

本財務報表乃根據香港普遍採納之會計原則編製，所採納之主要會計政策列載如下：

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止之財務報表。

於年內收購或出售之附屬公司業績均自收購生效日期或直至出售生效日期(視情況而定)計入綜合收益表。

所有集團內公司間交易及結餘已於綜合賬目時對銷。

商譽

綜合賬目時產生之商譽指收購成本超出本集團所佔附屬公司及聯營公司於收購日期可辨認資產及負債公平價值之差額。

	附註	截至三月三十一日止年度 二零零五年 港幣千元	二零零四年 港幣千元
投資業務			
出售投資物業所得款項		4,983	–
出售證券投資所得款項		1,903	10,376
已收利息		296	5,720
出售物業、機械及設備所得款項		476	2,850
出售附屬公司(扣除售出現金及現金等值項目)	29	–	10
收購附屬公司(扣除購入現金及現金等值項目)	30	(22,861)	–
應收貸款增加		(31,500)	–
購入物業、機械及設備		(3,081)	–
已抵押銀行存款增加		(3,000)	–
已產生發展成本		(1,467)	–
購入證券投資		–	(5,170)
投資業務(所耗)所得現金淨額		(54,251)	13,786
融資業務			
發行可換股票據所得款項		100,000	–
新增銀行及其他借貸		96,225	59,016
發行股份所得款項		80,489	2,176
新增一家附屬公司之少數股東貸款		–	15,309
償還銀行及其他借貸		(205,596)	(143,025)
已付有關發行股份之費用		(2,623)	–
償還融資租賃承擔		(16)	–
融資業務所得(所耗)現金淨額		68,479	(66,524)
現金及現金等值項目增加(減少)淨額		107,324	(39,976)
於四月一日之現金及現金等值項目		80,136	120,112
外匯變動之影響		520	–
於三月三十一日之現金及現金等值項目, 指銀行結餘及現金		187,980	80,136

綜合現金流量表

	附註	截至三月三十一日止年度 二零零五年 港幣千元	二零零四年 港幣千元
經營業務			
經營溢利（虧損）		19,140	(22,236)
調整項目：			
待售物業撥備		–	6,006
應收聯營公司款項撥備		17	–
無形資產攤銷		71	–
商譽攤銷		1,051	–
利息收入		(595)	(5,720)
物業、機械及設備折舊及攤銷		8,836	183
呆賬撥備（回撥）		1,729	(20)
出售物業、機械及設備虧損（收益）		66	(1,053)
重估投資物業所產生虧絀		–	8,800
出售證券投資（收益）虧損		(30)	13,059
出售投資物業虧損		3,217	–
撇銷無形資產		645	–
其他投資未變現虧損（收益）		4,226	(1,640)
負商譽確認為收益		(2,224)	(747)
未計營運資金變動前之經營業務現金流量		36,149	(3,368)
應收聯營公司款項增加		(17)	–
存貨減少		1,073	–
待售物業減少		60,534	41,144
應收賬款、按金及預付款項增加		(4,514)	(884)
應付賬款及應計開支增加（減少）		4,900	(5,431)
經營所得現金		98,125	31,461
已繳海外稅項		(768)	–
已付利息		(4,261)	(16,899)
已付貸款安排費用		–	(1,800)
經營業務所得現金淨額		93,096	12,762

綜合權益變動表

截至二零零五年三月三十一日止年度

	股本	股份溢價	股本贖回儲備	其他儲備	特別儲備	匯兑儲備	(虧絀)累計溢利	總計
	港幣千元	港幣千元	港幣千元	港幣千元 (附註)	港幣千元 (附註)	港幣千元	港幣千元	港幣千元
於二零零三年四月一日	234,375	334,999	646	–	(8,908)	–	(403,500)	157,612
股本重組								
一削減股本 (附註26(1a))	(233,203)	–	–	233,203	–	–	–	–
一註銷股份溢價 (附註26(1d))	–	(334,999)	–	334,999	–	–	–	–
一抵銷虧絀 (附註26(1))	–	–	–	(535,894)	–	–	535,894	–
行使購股權 (附註26(2))	105	2,071	–	–	–	–	–	2,176
本年度虧損	–	–	–	–	–	–	(29,612)	(29,612)
於二零零四年三月三十一日	1,277	2,071	646	32,308	(8,908)	–	102,782	130,176
換算香港境外業務之匯兑差額及未於收益表確認之收益	–	–	–	–	–	627	–	627
行使購股權 (附註26(2))	12	227	–	–	–	–	–	239
發行股份 (附註26(3))	1,750	78,500	–	–	–	–	–	80,250
兑換可換股票據 (附註26(4))	571	24,429	–	–	–	–	–	25,000
發行股份費用	–	(2,623)	–	–	–	–	–	(2,623)
本年度溢利	–	–	–	–	–	–	9,938	9,938
於二零零五年三月三十一日	3,610	102,604	646	32,308	(8,908)	627	112,720	243,607

*附註：*本集團其他儲備為根據於二零零三年四月十五日之股本重組削減股本、註銷股份溢價及抵銷虧絀所得淨額。

本集團特別儲備為本公司根據於一九九四年集團重組所收購附屬公司之股本面值與本公司發行作為代價之股本面值兩者之差額。

資產負債表

	附註	於三月三十一日 二零零五年 港幣千元	二零零四年 港幣千元
非流動資產			
物業、機械及設備	11	3	4
於附屬公司之權益	12	104,428	65,535
		104,431	65,539
流動資產			
應收賬款及預付款項		221	1,393
應收貸款	18	10,500	–
銀行結餘及現金		153,190	383
		163,911	1,776
流動負債			
應付賬款及應計開支		1,601	717
承付票據應付款項	22	6,500	–
一年內償還之其他借貸	23	7,940	600
		16,041	1,317
淨流動資產		147,870	459
總資產減流動負債		252,301	65,998
非流動負債			
可換股應付票據	25	90,000	–
		162,301	65,998
股本及儲備			
股本	26	3,610	1,277
儲備	28	158,691	64,721
		162,301	65,998

	附註	於三月三十一日 二零零五年 港幣千元	二零零四年 港幣千元
非流動負債			
一年後到期之融資租賃承擔	21	119	–
一年後償還之銀行及其他借貸	23	5,625	–
可換股應付票據	25	90,000	–
		95,744	–
		243,607	130,176
股本及儲備			
股本	26	3,610	1,277
儲備		239,997	128,899
		243,607	130,176

綜合資產負債表

	附註	於三月三十一日 二零零五年 港幣千元	 二零零四年 港幣千元
非流動資產			
投資物業	10	–	8,200
物業、機械及設備	11	65,748	380
無形資產	13	2,015	–
商譽	14	21,885	–
於聯營公司之權益	15	–	–
		89,648	8,580
流動資產			
存貨	16	59,280	–
待售物業，可變現淨值		58,536	116,846
證券投資	17	10,289	16,388
應收貸款	18	31,500	–
應收賬款、按金及預付款項	19	38,280	10,311
已抵押銀行存款		3,000	–
銀行結餘及現金		187,980	80,136
		388,865	223,681
流動負債			
應付賬款及應計開支	20	62,952	7,641
應繳税項		1,041	–
一年內到期之融資租賃承擔	21	23	–
承付票據應付款項	22	13,000	–
一年內償還之銀行及其他借貸	23	62,146	94,444
		139,162	102,085
淨流動資產		249,703	121,596
總資產減流動負債		339,351	130,176

2. 經審核財務資料

(i) 經審核財務報表

以下為轉載自祥泰行截至二零零五年三月三十一日止年度之年報第19至72頁所載祥泰行經審核綜合財務報表連同有關附註：

綜合收益表

	附註	截至三月三十一日止年度 二零零五年 *港幣千元*	 二零零四年 *港幣千元*
營業額	4	379,396	63,514
銷售成本		(259,478)	(55,429)
待售物業撥備		–	(6,006)
毛利		119,918	2,079
其他經營收入		2,139	7,267
出售證券投資收益(虧損)		30	(13,059)
呆賬(撥備)回撥		(1,729)	20
分銷成本		(57,942)	–
行政費用		(34,215)	(11,383)
其他經營開支		(567)	–
商譽攤銷		(1,051)	–
其他投資未變現(虧損)收益		(4,226)	1,640
出售投資物業之虧損		(3,217)	–
重估投資物業所產生虧絀		–	(8,800)
經營溢利(虧損)	5	19,140	(22,236)
財務費用	6	(7,379)	(15,585)
出售附屬公司收益		–	30
除税前溢利(虧損)		11,761	(37,791)
税項	8	(1,823)	–
未計少數股東權益前溢利(虧損)		9,938	(37,791)
少數股東權益		–	8,179
本年度溢利(虧損)		9,938	(29,612)
每股盈利(虧損)	9		
－基本		6.2仙	(25.0仙)
－攤薄		5.0仙	不適用

	於三月三十一日			於九月三十日	
	二零零五年	二零零四年	二零零三年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
				(未經審核)	(未經審核)
資產及負債					
非流動資產	89,648	8,580	19,360	77,944	92,784
流動資產	388,865	223,681	329,518	1,363,781	251,510
資產總值	478,513	232,261	348,878	1,441,725	344,294
流動負債	139,162	102,085	193,078	126,646	184,140
非流動負債	95,744	–	–	903,299	30,112
負債總額	234,906	102,085	193,078	1,029,945	214,252
少數股東權益	–	–	(1,812)	924	–
股東應佔資產淨值	243,607	130,176	155,800	411,780	130,042

1. 財務摘要

以下為祥泰行集團截至二零零五年三月三十一日止三個年度之經審核財務資料，以及截至二零零五年九月三十日止六個月及二零零四年九月三十日止六個月之未經審核財務資料摘要，乃摘錄自祥泰行有關年報及中期報告：

	截至三月三十一日止年度			截至九月三十日止六個月	
	二零零五年	二零零四年	二零零三年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
				(未經審核)	(未經審核)
業績					
營業額	379,396	63,514	41,276	426,380	175,398
銷售成本	(259,478)	(55,429)	(38,742)	(370,651)	(125,505)
待售物業撥備	–	(6,006)	–	–	–
毛利	119,918	2,079	2,534	55,729	49,893
經營溢利(虧損)	19,140	(22,236)	(59,122)	(7,001)	3,460
財務費用	(7,379)	(15,585)	(5,156)	(9,940)	(4,011)
出售終止經營業務之虧損	–	–	(713)	–	–
出售附屬公司之收益(虧損)	–	30	(341)	–	–
除稅前溢利(虧損)	11,761	(37,791)	(65,332)	(16,941)	(551)
稅項	(1,823)	–	–	(819)	(466)
未計少數股東權益前溢利(虧損)	9,938	(37,791)	(65,332)	(17,760)	(1,017)
少數股東權益	–	8,179	13,776	–	–
本年度溢利(虧損)	9,938	(29,612)	(51,556)	(17,760)	(1,017)
每股盈利(虧損)					
－基本	6.2仙	(25.0仙)	(45.0仙)	(4.4仙)	(0.8仙)
－攤薄	5.0仙	不適用	不適用	不適用	不適用

債務證券

於二零零六年三月三十一日營業時間結束時，本集團概無債務證券。

或然負債

於二零零六年三月三十一日營業時間結束時，本集團概無或然負債。

除上文所述者及集團內公司間負債外，於二零零六年三月三十一日營業時間結束時，本集團概無已發行及未償還或同意將發行的任何貸款資本、銀行透支、貸款或其他類似債務、承兑負債或承兑信貸、債權證、按揭、押記、融資租賃承諾、擔保或其他重大或然負債。

外幣數額已於二零零六年三月三十一日營業時間結束時按當時滙率換算為港元。

二零零六年三月三十一日後，本集團已完成一項非常重大出售交易，據此，本集團透過其非全資附屬公司Memorex International Inc.（「賣方」）出售賣方於Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc.及Memorex Products, Inc.（「出售公司」）的權益，並且出售賣方的商標許可證及其他有關「Memorex®」商標項下電子數據儲存之市場推廣及銷售業務，其中包括賣方及出售公司從事的電子數據儲存適用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售業務。

於二零零六年三月三十一日營業時間結束時，出售公司未償還有抵押銀行借款約170,698,000港元。有抵押銀行借款以出售公司若干資產約257,368,000港元作抵押。此外，出售公司的銀行備用額亦以本公司提供的公司擔保約2,831,000港元作抵押。

3. 營運資金

顧及本集團之內部資源、認購事項的影響及目前可動用之銀行及其他備用額，假設並無發生不可預知之情況，董事認為，本集團將具備充足營運資金應付其目前及於本通函刊發日期起計未來十二個月之需求。

4. 重大不利變動

董事並不知悉自二零零五年十二月三十一日（即本公司刊發最近期經審核賬目之日）起直至及包括最後實際可行日期止本集團之財政或營運狀況有任何重大不利變動。

伊拉克，爆發禽流感和非典型肺炎等傳染性疾病亦令全球金融市場舉步維艱。這些因素加上美國為打擊企業失當行為（由Enron及Worldcom等企業醜聞引發）而收緊財務及證券申報規定，亦令全球公司面對困難重重之營商環境。在上述情況下，本集團亦無例外就若干證券投資之嚴重跌幅作出調整，以符合其公平價值。

儘管面對這些不利因素，本集團對其核心Memorex®貿易業務之表現引以為傲。透過實行穩健策略，該業務安然度過金融風暴之考驗。本集團於本年度在市場佔有率和收益方面均繼續錄得滿意增長。縱然保持增長，本集團認為若要克服面前之障礙，本集團必須調整其管理和業務策略。在投資組合方面，本集團擬盡量不投資現金流量為負數或零之投資項目及尋找穩健增長並具有現金流量之投資項目，類似二零零二年本集團收購之普威聯營有限公司。

展望未來，本公司預期其核心業務會持續為本集團提供溢利貢獻，並將維持主要雙線業務發展策略，即不斷擴展亞洲市場及創新產品。儘管世界經濟前景不明朗，本公司核心業務穩健並能夠賺取溢利，加上採取嶄新業務計劃，相信業務定會穿越黑暗時期，步向光明。」

2. 債務聲明

借款

於二零零六年三月三十一日營業時間結束時，即本通函付印前本債務聲明的最後實際可行日期，本集團有尚未償還借款約895,566,000港元，包括有抵押借款約509,316,000港元及無抵押借款約386,250,000港元。有抵押借款約509,316,000港元，包括銀行借款約271,442,000港元、其他借款約200,000,000港元、信託收據貸款約13,628,000港元、股份孖展融資貸款約4,916,000港元及銀行透支約19,330,000港元。無抵押借款約386,250,000港元包括無抵押銀行借款約32,000港元、無抵押其他借款約362,046,000港元、無抵押信託收據貸款約10,903,000港元、應付無抵押票據約253,000港元及無抵押銀行透支約13,016,000港元。

資產質押及擔保

於二零零六年三月三十一日營業時間結束時，有抵押借款以本集團若干資產約1,328,831,000港元作抵押。

於二零零六年三月三十一日營業時間結束時，本集團之銀行及其他備用額亦以本公司董事發出的個人擔保、本公司的公司擔保及本公司及本公司董事的共同擔保分別約400,000,000港元、191,426,000港元及4,279,000港元作抵押。

出售現代旌旗出版集團有限公司（「現代旌旗」，原稱成報傳媒集團有限公司）之股份

於二零零二年十一月二十三日，Genius Ideas Limited（本公司之間接全資附屬公司）連同其他賣方與陽光文化媒體集團有限公司（「陽光文化」）訂立有條件買賣協議（「買賣協議」），據此，Genius Ideas Limited同意向陽光文化出售79,470,000股現代旌旗股份及總值16,329,000港元之認股權證。於完成買賣協議時，Genius Ideas Limited已訂立以下協議：－

(i) 與現代旌旗、成報報刊有限公司及其他賣方訂立之還款契據，據此，Genius Ideas Limited同意豁免約10,821,000港元以減少總債項至14,694,000港元（「減少貸款」）。減少貸款連同其利息僅須於現代旌旗根據其經審核賬目錄得除稅後溢利一事完成後之任何財政年度年結日後三十個曆月屆滿當日（「付款日期」）到期及償還，惟有關之付款日期不得遲於完成日期之二十個週年後；及

(ii) 與現代旌旗、成報報刊有限公司及陽光文化（或其提名人）訂立之轉讓契據，使轉讓部分減少貸款，即9,796,000港元予陽光文化（或其提名人）。該轉讓之代價，將透過於買賣協議完成日期起計兩個曆年屆滿時，以每股0.10港元之發行價（可調整）發行及配發97,960,000股陽光文化股本中每股面值0.02港元之新普通股支付。

股本重組

本公司於二零零三年三月完成股本重組。透過該重組，本公司每股已發行及未發行股份之面值實際上減至每股0.01港元。透過註銷45,000,000,000股未發行重組股份，繳足股本由160,303,202.95港元降至1,603,032.02港元，而法定股本則由650,000,000港元降至200,000,000港元。詳情請參考本公司於二零零三年二月二十一日發出之通函。

展望

儘管現今經濟環境欠佳，本公司核心業務之業績於二零零二／二零零三財政年度繼續令人鼓舞。世界與本地經濟近年動盪不定，逐漸引致今天不利之貿易氣候。若干高科技投機公司崩潰令全球股票金融市場急速下挫，一九九七年之亞洲金融風暴隨後爆發。不久，恐怖主義興起及不斷蔓延，引致二零零一年美國在「九一一事件」中受到破壞性襲擊。最近美國入侵

在加拿大，Memorex®產品之銷售額較去年上升20%。本集團在錄影帶、錄音帶和磁碟銷售方面仍高踞市場領導地位。此外，Memorex®之一次收錄光碟媒體去年在加拿大之銷售已進佔市場第二位。年內，本集團為新電池產品委任實力雄厚之供應商，預期來年之銷售額將大幅提高。

收購及出售

收購中策集團有限公司之股份

於二零零三年七月八日，本公司、保華德祥建築集團有限公司（「保華德祥」）、德祥企業集團有限公司（「德祥企業」）及中策集團有限公司（「中策」）之董事會聯合宣佈，本公司及保華德祥（共同稱為「收購人」）各自之間接全資附屬公司威倫有限公司及Calisan Developments Limited，分別透過滙富證券有限公司（「滙富」），將提出自願有條件現金收購建議（「收購建議」），作價為每股中策股份（「中策股份」）0.10港元及每份中策認股權證（「中策認股權證」）0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有中策根據一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權（「中策購股權」），作價為每份中策購股權0.001港元。

滙富（代表收購人）於收購建議期間收購之中策股份及中策認股權證，將以相等比例分派予收購人。收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

於二零零三年七月九日進行收購後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，佔中策已發行股本約35.16%。因此，根據香港公司收購及合併守則第26條，此項收購觸發自願收購期內之強制性收購。

收購人已知會中策，為了令收購建議下每股中策股份之收購價對中策股東更具吸引力，故收購建議下每股中策股份之收購價將由0.1港元提高至0.139港元，增幅為39%。收購建議亦會相應作出調整。除上述外，目前並無對收購建議作出任何改變。

收購人亦已知會中策，滙富（代表收購人）將於收購期結束前，以不高於每股中策股份0.139港元之價格在市場上收購其他中策股份。

有關詳情請參閱分別於二零零三年七月九日及二零零三年七月二十二日刊發之聯合公布。

僱員及薪酬政策

於二零零三年三月三十一日，本集團僱用約800名員工（二零零二年：1,000名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。年內並無授出購股權。

業務及業務運作回顧

貿易業務

年內，儘管全球貿易氣候不景，但Memorex®在整個美國、歐洲及加拿大仍錄得佳績。

Memorex®再次保持在美國光學媒體業一次收錄光碟市場之領導地位，並成為DVD業翹楚。本公司去年付運超過600,000,000張一次收錄光碟予美國客戶。本年度推出新產品，例如整系列可錄DVD驅動器及USB flash drives，預期來年內可為本集團帶來可觀收益增長。此外，為了改善營業額，美國業務亦致力改善客戶服務。為滿足客戶需求，將在田納西州曼菲斯市開設第三間分銷中心，以拓展其物流網絡，並計劃於二零零四年將洛杉磯分銷中心搬遷往更大之辦公室。

歐洲之業績亦令人鼓舞，年內繼續集中於擴大市場佔有率。至於Dysan®之業務，營業額比去年上升78%，其上升之部分原因為一次收錄光碟媒體之銷售額跳升三倍。由於本集團會繼續發展其主要市場如東歐、俄羅斯及南非，並將透過專門店發展新業務，預期明年Dysan®之業務將錄得60%之增長。

至於Memorex®之業務，本年度之重點包括增加在瑞典、土耳其及愛爾蘭之市場佔有率至20%以上，令Memorex®成為歐洲首屈一指之電腦相關產品品牌之一。由於硬件市場價格波動，利潤難以預測，本集團於年內決定退出該市場，以重新整頓業務。本集團之業務因該決策而變得更穩定和受到控制。此外，為了節省成本，德國辦事處已關閉。

透過集中發展新銷售渠道，例如沖曬店和旅行產品經銷店等獨立專門店、資訊科技專門店及大型商戶，本集團已進一步鞏固品牌在歐洲之地位。此外，開展一連串針對特定客戶之推廣活動亦反應熱烈。實施該等策略顯示明年Memorex®在歐洲定能成功獲得龐大收益，改善盈利能力。

流動資金

於二零零三年三月三十一日之現金結存淨額為221,400,000港元(二零零二年:233,100,000港元),佔本集團有形資產淨值之16.8%(二零零二年:11.1%)。本集團於二零零三年三月三十一日之流動比率(流動資產/流動負債)為1.40(二零零二年:1.56),流動比率下跌之主要原因為年內動用資金收購一間聯營公司。

於二零零三年三月三十一日,本集團借款總額為445,000,000港元(二零零二年:656,800,000港元),其中177,000,000港元(二零零二年:11,000,000港元)毋須於一年內償還。有關借款包括銀行借款237,500,000港元(二零零二年:278,200,000港元)、其他貸款180,000,000港元(二零零二年:297,000,000港元)、透支22,400,000港元(二零零二年:76,100,000港元)、融資租約承擔2,700,000港元(二零零二年:3,100,000港元)及應付少數股東款項2,400,000港元(二零零二年:2,400,000港元)。由於年內償還重大其他借款,所以財務費用得以減低。

資產抵押

於二零零三年三月三十一日,本集團將323,700,000港元(二零零二年:306,200,000港元)之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零三年三月三十一日之資本與負債比率(借款/股東資金)輕微下跌至25.8%(二零零二年:29.2%)。

滙兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值,惟若干結餘則以英鎊或歐元紀錄。由於美元持續貶值,外幣換算時產生若干滙兑差額。本集團將密切留意該等滙率波動,並採取合適步驟,以應付外幣風險。

進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算,而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日,本集團並無訂立任何利率投機及對沖合約。

或然負債

本集團於二零零三年三月三十一日就附屬公司之信貸款額而向一間銀行提供擔保,或然負債總額為11,700,000港元(二零零二年:9,400,000港元)。此外,本集團並無將屬於孖展客戶之證券(二零零二年:516,800,000港元)抵押予銀行,藉此為一間附屬公司取得一般銀行融資。

配售及認購股份

於二零零四年一月二十八日，本公司主要股東德祥企業集團有限公司（「德祥企業」）與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股4.00港元之價格向不少於六名承配人（為配售代理介紹之獨立第三者）配售21,500,000股股份，而德祥企業則會按每股4.00港元之相同價格認購21,500,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年一月二十八日刊發之公布。」

(c) 截至二零零三年三月三十一日止年度：

以下為摘錄自本公司截至二零零三年三月三十一日止年度年報有關本集團業績及財務回顧，及業務及企業發展之管理層討論及分析：

「業績及財務回顧

業績

截至二零零三年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損606,200,000港元（二零零二年：77,700,000港元），主要包括未扣除其他經營開支之買賣電腦相關及消費電子產品之收益淨額118,200,000港元（二零零二年：117,200,000港元）、所持其他投資之已變現及未變現虧損110,400,000港元（二零零二年：120,500,000港元）、投資證券及收購一間聯營公司產生之商譽減值虧損427,900,000港元（二零零二年：15,700,000港元）、財務費用31,700,000港元（二零零二年：58,100,000港元）、出售附屬公司及聯營公司之收益及借予聯營公司貸款準備虧損之虧損淨額79,600,000港元（二零零二年：收益5,600,000港元）、應佔聯營公司虧損淨額32,400,000港元（二零零二年：3,500,000港元）、攤銷收購一間聯營公司產生之商譽6,600,000港元（二零零二年：零港元）及税項35,800,000港元（二零零二年：2,700,000港元）。

買賣電腦及消費相關產品之營業額4,084,800,000港元，增長約10.1%，而證券之營業額則下跌88.2%至78,000,000港元。前者之增長提升產品貿易之毛利30.4%，但證券買賣業務之虧損，拖累整體毛利增長至只有12.3%。

至於Memorex®之貿易業務，儘管全球性通縮之趨勢，透過在存貨定價策略方面加緊控制成本及加強推廣活動，故銷售仍享有溫和增長。另一方面，股市持續疲弱進一步拖低本集團證券組合之價值，引致已變現及未變現之證券虧損嚴重，而其他非上市證券也出現減值虧損。

出售Memorex Holdings Limited（「Memorex Holdings」）之股份

於二零零三年十月二十五日，本集團與Global Media Limited（「買方」）(Investor Capital Partners – Asia Fund之附屬公司）訂立一項買賣協議（「該協議」）。Investor Capital Partners – Asia Fund為一項由Investor AB之全資附屬公司Investor Asia Limited擔任顧問之私人股本基金。Investor AB於斯德哥爾摩證券交易所上市，為瑞士最大之投資控股公司，市值超逾6,000,000,000美元。根據該協議，買方同意認購及本集團同意出售Memorex Holdings已發行股本之35%（於重組後將於本集團之非全資附屬公司Memorex International Inc.持有應佔權益約23.5%），現金總代價約為39,900,000美元（相等於311,200,000港元）。

此外，買方持有認購期權，據此，可向本集團額外購入Memorex Holdings 20%權益。認購期權可於完成日期起計三年內隨時全部或部分行使，行使價相當於以下兩者之總和：(i) 26,900,000美元（相等於209,800,000港元）；及(ii)相當於由完成日期起至行使認購期權時對上一個季度之最後一日止期間，Memorex Holdings所累積綜合保留溢利20%之金額。

於完成日期滿三週年後之三十日期間內，買方擁有部分退股權，據此，可要求本集團購入Memorex Holdings已發行股本之17.5%，價格相等於買方於完成日期時認購Memorex Holdings 35%權益之每股價格。

此等交易之詳情載於本公司於二零零三年十一月十八日之通函內。

收購Dysan及Precision商標

於二零零三年十一月，本集團以190,000,000港元之代價購入DYSAN及PRECISON商標。收購該等商標讓本集團加強其知識產權組合。為進一步發揮現有之Memorex®品牌的銷售、市場推廣及分銷網絡優勢，本集團擬擴大Dysan及Precision品牌產品的種類以針對不同市場及用家。

收購一項名為珠海錦興產業園之土地發展項目

於二零零三年十二月，本集團之間接全資附屬公司訂立一項協議，收購一間公司之全部權益。該公司與一名獨立第三者訂立一項合作協議，共同開發位於中華人民共和國珠海市斗門區之若干土地（「珠海錦興產業園」）。於二零零四年三月三十一日，本集團支付總額約155,400,000港元，以取得土地開發權及地盤平整之若干部份土地使用權及珠海錦興產業園之獨家開發權。

資本與負債比率

於二零零四年三月三十一日之資本與負債比率(借款/股東資金)輕微下跌至20.5%(二零零三年:25.7%,經重列)。

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值,外滙波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算,而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日,本集團並無訂立任何利率投機及對沖合約。然而,由於最近美元相對其他外幣之匯率偏軟(尤其是與加元及英鎊之兑換率),目前能為加拿大及歐洲附屬公司帶來若干滙兑收益。鑑於美元可能反彈,本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

本集團於二零零四年三月三十一日並無任何有關就附屬公司所獲之信貸款額而向若干銀行及其他財務機構提供擔保之或然負債。於二零零三年三月三十一日,該等信貸款額為11,700,000港元。

僱員及薪酬政策

於二零零四年三月三十一日,本集團僱用約700名員工(二零零三年:800名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員,表現優異之僱員會獲得購股權之獎勵。年內已授出若干購股權。

業務及公司發展

收購中策集團有限公司(「中策」)之股份

於二零零三年三月三十一日,證券投資約698,400,000港元之款項,乃指本集團於中策所佔14.55%之權益,中策為本港一上市公司。於二零零三年九月,本集團以約19,300,000港元之代價收購中策16.65%之額外權益。因此,本集團於中策之權益增至31.20%,其投資已由證券投資重新分類為聯營公司權益。有關詳情請參閱本公司日期為二零零三年七月二十九日之通函。於本年報刊發之日,本集團於中策之股權約為29.36%。

財務回顧

本集團於二零零四年三月三十一日之流動資產淨值增加168,400,000港元(35.3%)至645,800,000港元(二零零三年:477,400,000港元)。

流動比率上升之主要由於管理層預料銷售額將在未來數年呈增長趨勢,因此把在美國及英國之附屬公司的存貨水平由二零零三年三月三十一日之505,200,000港元增至二零零四年三月三十一日之877,400,000港元。此外,包括DVD及一次收錄光碟在內之產品市場價格因供應減少而上揚,故此本公司為求取得更佳議價而作大批量採購。

貿易及其他應收賬款由二零零三年三月三十一日之486,600,000港元升至二零零四年三月三十一日之738,800,000港元。應收賬流轉期由二零零三年之35日增至現年度之50日。由於DVD需求上升,該產品之營業額於本年度末時增加,導致年終時應收貿易賬款增加。

貿易及其他應付賬款由二零零三年三月三十一日之890,600,000港元升至二零零四年三月三十一日之1,272,300,000港元。應付賬流轉期大致保持平穩,由二零零三年之75日略增至現年度之78日。本公司與其主要供應商已建立長期良好關係並在年內作大批量採購,故可維持穩定的信用期。

於二零零四年三月三十一日,本集團借款總額為384,200,000港元(二零零三年:445,000,000港元),其中10,800,000港元(二零零三年:177,000,000港元)毋須於一年內償還。有關借款包括銀行借款205,700,000港元(二零零三年:237,500,000港元)、其他貸款151,300,000港元(二零零三年:180,000,000港元)、透支23,300,000港元(二零零三年:22,400,000港元)、融資租約承擔1,500,000港元(二零零三年:2,700,000港元)及應付一個少數股東款項2,400,000港元(二零零三年:2,400,000港元)。由於年內償還銀行及其他借款,以致財務費用得以減低。

聯營公司權益

於二零零四年三月三十一日,於聯營公司之權益為906,400,000港元(二零零三年:271,400,000港元),為應佔資產淨值617,500,000港元(二零零三年:172,300,000港元)、收購一間聯營公司產生之商譽256,600,000港元(二零零三年:65,500,000港元)、予聯營公司貸款1,400,000港元(二零零三年:7,700,000港元)及聯營公司欠款30,900,000港元(二零零三年:25,900,000港元)。該結餘大幅增加主要由於進一步購入一間聯營公司並於二零零三年三月三十一日列作證券投資,導致應佔資產淨值及商譽上升。

資產抵押

於二零零四年三月三十一日,本集團將399,000,000港元(二零零三年:323,700,000港元)之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

交易詳情於求公司日期為二零零五年五月三十四日之過函內披露。」

(b) 截至二零零四年三月三十一日止年度：

以下為摘錄自本公司截至二零零四年三月三十一日止年度年報有關本集團業績及財務回顧，及業務及企業發展之管理層討論及分析：

「業績及財務回顧

業績

截至二零零四年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合溢利為93,800,000港元（二零零三年：虧損606,500,000港元，經重列），主要包括經營溢利228,800,000港元（二零零三年：虧損315,600,000港元）、財務費用26,400,000港元（二零零三年：31,700,000港元）、出售附屬公司及聯營公司之收益淨額10,400,000港元（二零零三年：無）、攤銷收購聯營公司產生之商譽17,700,000港元（二零零三年：6,600,000港元）、應佔聯營公司虧損淨額73,500,000港元（二零零三年：32,400,000港元）及稅項27,800,000港元（二零零三年：36,000,000港元，經重列）。去年已計入之收購一間聯營公司產生之商譽減值虧損104,600,000港元及借予聯營公司貸款準備79,600,000港元於截至二零零四年三月三十一日止年度並無再出現。

分類業績

就買賣電腦相關產品而言，分類營業額為3,737,300,000港元，增加762,100,000港元(25.6%)，而分類業績則錄得206,700,000港元，增加108,800,000港元(111.2%)。

就消費電子產品而言，分類營業額為1,237,700,000港元，增加128,100,000港元(11.5%)，而分類業績則錄得21,900,000港元，增加1,700,000港元(8.4%)。

就買賣證券而言，分類營業額為34,900,000港元，減少43,100,000港元(55.2%)，而分類業績則由110,400,000港元虧損轉為20,800,000港元溢利。

本年度，本集團仍在毛利並無下降的情況下享有大幅增長。此銷售增長是由於在存貨定價策略方面加緊控制成本、本集團在全球擁有強大及廣泛之業務網絡及加強推廣活動所致。另一方面，鑑於今年起經濟逐漸復甦，本集團業務已回復盈利。

流動資金

於二零零四年三月三十一日之銀行及現金結存減至141,100,000港元（二零零三年：221,400,000港元），佔本集團有形資產淨值之9.8%（二零零三年：15.9%，經重列）。現金主要用於日常業務及因應年內銷售表現有所改善而購買存貨。本集團於二零零四年三月三十一日之流動比率為1.39（二零零三年：1.40）。

公司群龍持有之資產及業務之集團重組後，出售約15.3%於中策之權益。出售後，本公司亦將作出自願全面收購，以收購所有並非由本公司擁有或同意收購之群龍已發行股份。上述交易之詳情載於中策、本公司及其他各方於二零零五年四月十九日之聯合公布。

是項交易於本報告日期尚未完成。

認購祥泰行集團有限公司（「祥泰行」）之可兑換票據

於二零零五年四月三十日，本公司間接全資附屬公司Loyal Concept Limited（「Loyal Concept」）與祥泰行就Loyal Concept認購祥泰行於三零一零年到用及本金額為450,000,000港元之零息可兑換票據而訂立認購協議（「認購協議」）。

於行使可兑換票據之兑換權後，Loyal Concept可擁有祥泰行已擴大之發行股本30%或以上之權益，因而有責任根據收購守則提出強制性收購所有祥泰行股份之建議。視乎Loyal Concept根據強制建議（如有）可能向祥泰行股東進一步收購祥泰行股份之數E,根據上市規則，收購該等額外祥泰行股本權益（加上根據聯交所證券上市規則（「上市規則」）第14.22條行使可兑換票據所附之兑換權而將予發行之祥泰行兑換股份），可構成本公司之非常重大收購事項。股東已在本公司於二零零五年六月三十四日舉行之股東特別大會上批准認購事項及認購協議項下擬進行之交易（包括根據強制建議可能收購祥泰行額外股本權益而可能構成之非常重大收購事項）。

交易之詳情載於本公司日期為二零零五年六月士日之過函。

包銷協議及認購瑞力控股有限公司（「瑞力」）可兑換票據

於二零零五年四月三十日，本公司、瑞力及大福證券有限公司訂立份包銷協議（「包銷協議」）。根據包銷協議，本公司將予認購之供股股份上限為320,000,000服供股股份，認購價為每股供股股份010港元。

同日，本公司與瑞力訂立項可兑換票據認購協議（「認購協議」）。根據認購協話，本公司認購及瑞力向本公司配發及發行本金總額170,000,000港元之可兑換票據，每日艾兑換股份之初步兑換價為0.12港元，並不時作出調整。

或然負債

於二零零五年三月三十一日，本集團並無任何有關一名集團外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債（二零零四年：無）。

僱員及薪酬政策

於二零零五年三月三十一日，本集團僱用約500名員工（二零零四年：700名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，年內並無授出購股權。

業務及企業發展

配售及認購股份

於二零零四年十一月三十三日，本公司主要股東德祥企業集團有限公司（「德祥企業」）與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股322港元之價格向不少於六名承配人（為配售代理介紹之獨立第三者）配售37,000,000股股份，而德祥企業則會按每股322港元之相同價格認購37,000,000股新肢。有關配售及認購之詳情，請參閱本公司於二零零四年十一月三十三日之公布。

出售富洋投資股份有限公司（「富洋」）

於二零零五年月三十日，本集團與台固多媒體股份有限公司（「買方」）（家於台灣興櫃公開買賣之公司台灣固網股份有限公司之間接全資附屬公司）訂立兩份買賣協詰（「該等協議」）。根據該等協議，本集團同意出售及買方同意購買50,282,540股富洋股份，佔富洋已發行股本約8.04%。銷售股份之代價的為新台幣636,700,000元（約150,300,000港元），相等於每股富洋股份新台幣127元（約300港元）。出售根據上市規則構成本公司須平披露交易。交易已於二零零五年三月完成。

出售於中策集團有限公司（「中策」）之153%權益及收購群龍投資有限公司（「群龍」）之權益

於二零零五年三月十日，本公司及保華德祥建築集團有限公司（「保華」）與Nation Field Limited（「Nation Field」）（由高央先生擁有）訂立份股份出售協議（「股份出售協議」）。根據股份出售協議，本集團有條件地同意，在中策完成有關（其中包括）向中策股東分配若干現由中策全資附屬

於二零零五年三月三十一日，本集團借款總額為293,300,000港元（二零零四年：384,200,000港元），其中160,000,000港元（二零零四年：10,800,000港元）毋須於一年內償還。有關借款包括銀行借款82,000,000港元（二零零四年：205,700,000港元）、其他貸款161,300,000港元（二零零四年：151,300,000港元）、透支47,000,000港元（二零零四年：23,300,000港元）、融資租約承擔500,000港元（二零零四年：1,500,000港元）及應付一名少數股東款項2,500,000港元（二零零四年：2,400,000港元）。由於年內償還銀行借款以減低財務費用，以致借款減少。

聯營公司權益

於二零零五年三月三十一日，於聯營公司之權益為636,700,000港元（二零零四年：906,400,000港元），分別為應佔資產淨值582,300,000港元（二零零四年：617,500,000港元）、收購一間聯營公司產生之商譽51,100,000港元（二零零四年：256,600,000港元）、向一間聯營公司作出之借款1,300,000港元（二零零四年：1,400,000港元）及應收聯營公司之款項2,200,000港元（二零零四年：30,900,000港元）。該結餘於年內大幅減少，主要由於年內被視為出售若干聯營公司之虧損總額19,300,000港元及應佔一間聯營公司其他儲備及虧損分別減少14,300,000港元及59,700,000港元。此外，收購一間聯營公司產生之商譽於年末減值177,400,000港元。

資產抵押

於二零零五年三月三十一日，本集團將240,200,000港元（二零零四年：399,000,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零五年三月三十一日之資本與負債比率（借款／股東資金）為大幅下降至16.2%（二零零四年：20.5%）。

滙兌及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外匯波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟（尤其是與加元及英鎊之兌換率），目前能為加拿大及歐洲附屬公司帶來若干匯兌收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

流動資金

於二零零五年三月三十一日之銀行及現金結存淨額增至332,600,000港元(二零零四年:141,100,000港元),佔本集團有形資產淨值之23.7%(二零零四年:9.8%)。年內,該等現金主要用作日常營運及償還銀行貸款。本集團於二零零五年三月三十一日之流動比率為1.91(二零零四年:1.39)。

財務回顧

本集團於二零零五年三月三十一日之流動資產淨值增加485,700,000港元(75.2%)至1,131,500,000港元(二零零四年:645,800,000港元)。

流動資產淨值上升主要由於在年末,銀行及現金結存、應收短期貸款、應收關連公司短期貸款、貿易及其他應收賬款,以及應付稅項淨額與去年相比分別上升191,500,000港元、70,600,000港元、56,800,000港元、27,500,000港元及69,600,000港元,並因存貨、貿易及其他應付賬款以及借款分別下降290,300,000港元、260,500,000港元及263,800,000港元而抵銷。

由於年內以39,600,000港元代價出售土地發展權並錄得2,100,000港元溢利,其他資產由二零零四年三月三十一日之145,100,000港元下降至二零零五年三月三十一日之108,000,000港元。

存貨由二零零四年三月三十一日之877,400,000港元下降至二零零五年三月三十一日之587,100,000港元,原因是管理層預料來年美國及英國之銷售額呈增長趨勢,而於二零零四年年底增加當地附屬公司存貨量372,300,000港元。此外,包括DVD及一次收錄光碟在內之產品市場價格於二零零四年因供應減少而上揚,因此,本集團為求取得更佳議價而於二零零四年內作大批量採購。於二零零五年三月三十一日之存貨量已回復至正常水平。

貿易及其他應收賬款由二零零四年三月三十日之738,800,000港元上升至二零零五年三月三十一日之766,300,000港元。應收賬流轉期由二零零四年之50日減至本年度之38日並回復接近本集團於三零零三年之水平。

貿易及其他應付賬款由二零零四年三月三十一日之1,272,300,000港元減少至二零零五年三月三十一日之1,011,800,000港元。應付賬款流轉期由二零零四年之78日減至本年度之54日。應付賬款流轉期減少主要由於就年內所購貨品提早償還貿易應付賬款以代替現金折讓所致。

(ii) 管理層討論及分析

(a) 截至二零零五年三月三十一日止年度：

以下為摘錄自本公司截至二零零五年三月三十一日止年度年報有關本集團業績及財務回顧，及業務及企業發展之管理層討論及分析：

「業績及財務回顧

業績

截至二零零五年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損為99,300,000港元(二零零四年：溢利為93,800,000港元)，包括經營溢利319,500,000港元(二零零四年：228,800,000港元)、財務費用18,200,000港元(二零零四年：26,400,000港元)、應佔聯營公司虧損淨額59,700,000港元(二零零四年：73,500,000港元)、攤銷收購聯營公司產生之商譽28,100,000港元(二零零四年：17,700,000港元)、變現收購一間聯營公司額外權益產生之負商譽2,100,000港元(二零零四年：零港元)、出售附屬公司及聯營公司之虧損淨額15,700,000港元(二零零四年：收益為10,400,000港元)、收購一間聯營公司產生之商譽減值虧損177,400,000港元(二零零四年：零港元)及所得稅支出121,600,000港元(二零零四年：27,800,000港元)。

分類業績

就電腦相關產品貿易而言，分類營業額為3,977,700,000港元，增加240,400,000港元(64%)，而分類業績則錄得256,600,000港元，增加49,900,000港元(24.1%)。

就消費電子產品貿易而言，分類營業額為1,565,300,000港元，增加327,600,000港元(26.5%)，而分類業績則錄得24,800,000港元，增加3,000,000港元(13.6%)。

就證券買賣而言，分類營業額為93,900,000港元，增加58,900,000港元(超過100%)，而分類業績則錄得77,300,000港元，增加56,500,000港元(超過100%)。

就物業發展及買賣而言，分類營業額為39,600,000港元，增加23,600,000港元(超過100%)，而分類業績則錄得2,100,000港元，減少3,600,000港元(63.2%)。

於本年度，本集團仍可取得重大增長而毋須減低毛利率。是項銷售增長乃由於本集團不斷努力控制存貨價格之成本，強大而廣泛之全球業務網絡及所作出之推廣工作。

本集團業績由「經營溢利」轉為「本年度虧損」，主要由於本年度收購間聯營公司時產生商譽減值虧損。鑒於該聯營公司自去年度成為本集團聯營公司起一直錄得虧損，因此於年終時出現商譽減值虧損177,400,000港元乃屬恰當。年內，本集團在「應佔聯營公司業績」方面錄得59,700,000港元之虧損淨額，減少13,700,000港元(18.7%)。

50. 結算日後事項(續)

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
融資業務產生(動用)之現金淨額	62,058	80,209	(152,681)	(113,533)	292,440
現金及現金等額增加(減少)淨額	5,067	(48,738)	112,281	20,881	(114,275)
年/期初之現金及現金等額	53,927	62,367	17,841	17,841	130,803
匯率變動之影響	3,373	4,212	681	558	940
年/期終之現金及現金等額	62,367	17,841	130,803	39,280	17,468
現金及現金等額結存分析					
銀行結存及現金	62,367	17,841	159,165	39,280	17,468
銀行透支	-	-	(28,362)	-	-
	62,367	17,841	130,803	39,280	17,468

(v) 根據協議,賣方將促使各出售公司於截止日期前悉數償還及解除(如有)所有公司間結存及有關連公司結存(定義見通函)。

(b) 於二零零六年三月九日,本集團與資本策略投資有限公司(「資本策略」,本公司主要股東擁有其8.18%權益)之全資附屬公司Asset Manage Limited(「AML」)訂立一項協議,收購Rapid Growth Profits Limited(「Rapid Growth」)全部已發行股本及倫都有限公司欠負AML之所有款項,代價約39,000,000港元。Rapid Growth為一家於英屬處女群島註冊成立之公司,於香港持有投資物業。

II. 結算日後財務報表

本集團或其任何附屬公司概無就二零零五年十二月三十一日後任何期間編製經審核財務報表。

50. 結算日後事項（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
營運產生(動用)之現金	(21,873)	(60,058)	322,264	171,234	(348,263)
繳訖利息及財務費用	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
已收利息	501	809	412	227	875
已繳税項	(19,977)	(41,263)	(41,370)	(27,202)	(37,683)
營運業務(動用)產生之現金淨額	(45,165)	(105,774)	278,263	141,303	(393,763)
投資業務					
出售物業、機器及設備之所得款項	175	543	285	462	117
購置物業、機器及設備	(12,001)	(15,651)	(13,586)	(7,351)	(13,069)
購入無形資產	–	(8,065)	–	–	–
投資業務動用之現金淨額	(11,826)	(23,173)	(13,301)	(6,889)	(12,952)
融資業務					
新籌集之銀行貸款	400,046	423,969	700,528	677,203	591,624
償還銀行貸款	(318,325)	(361,849)	(852,140)	(789,940)	(298,722)
償還融資租約承擔	(437)	(1,137)	(1,069)	(796)	(462)
已抵押銀行結存(增加)減少	(19,226)	19,226	–	–	–

50. 結算日後事項（續）

(iv) 計入本集團綜合現金流動表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔現金流量，乃經對銷實體間結存後以合併基準呈列：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
經營業務					
除所得稅前溢利	63,804	231,371	49,509	27,987	44,339
就以下項目作出調整：					
利息收入	(9,348)	(12,023)	(9,683)	(7,221)	(2,601)
利息支出及財務費用	3,816	5,262	3,043	2,956	8,692
攤銷無形資產	–	1,228	1,228	921	920
滯銷及陳舊存貨準備	18,020	24,512	24,528	(2,857)	19,449
物業、機器及設備折舊及攤銷	12,465	13,252	11,623	8,942	7,437
出售物業、機器及設備虧損	717	819	693	(30)	104
營運資金變動前之經營現金流動	89,474	264,421	80,941	30,698	78,340
存貨（增加）減少	(62,617)	(358,732)	248,638	308,360	(320,473)
貿易及其他應收款項（增加）減少	(339)	(304,818)	97,521	(108,517)	(391,553)
應收同系附屬公司款項（增加）減少	(199,878)	(11,778)	20,730	(36,976)	66,205
貿易及其他應付款項（減少）增加	(107,274)	507,811	(121,438)	(172,552)	128,066
應付同系附屬公司款項增加（減少）	257,579	(156,319)	(3,528)	150,221	91,183
應付有關連公司款項增加（減少）	1,182	(643)	(600)	–	(31)

50. 結算日後事項（續）

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
非流動負債				
融資租約承擔及租購合約 一一年後到期	1,557	462	–	–
應付同系附屬公司款項	188,114	7,147	185	140,731
應付有關連公司款項	1,182	581	32	–
	190,853	8,190	217	140,731
資產及負債總值	305,284	487,843	480,776	494,530

(iii) 計入本集團綜合收益表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔業績，乃經對銷實體間結存後以合併基準呈列：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元（未經審核）	千港元
收益	2,883,912	3,617,542	3,851,959	2,856,940	3,172,533
銷售成本	(1,977,695)	(2,614,755)	(2,690,494)	(2,022,707)	(2,252,703)
毛利	906,217	1,002,787	1,161,465	834,233	919,830
其他經營收入	41,462	72,697	20,320	15,069	8,420
分銷及銷售開支	(674,758)	(679,804)	(756,765)	(561,433)	(682,977)
行政開支	(115,972)	(145,498)	(160,283)	(107,646)	(115,854)
其他經營開支	(89,329)	(13,549)	(212,185)	(149,280)	(76,388)
財務費用	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
除所得稅前溢利	63,804	231,371	49,509	27,987	44,339
所得稅支出	(6,264)	(27,388)	(50,583)	(45,132)	(35,811)
年／期內溢利（虧損）	57,540	203,983	(1,074)	(17,145)	8,528

50. 結算日後事項（續）

(ii) 計入本集團　合資產負債表為下列各結算日出售公司應佔資產及負債，乃經對　體間結存後以合併基準呈列：

	於三月三十一日			於二零零五年十二月
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
非流動資產				
物業、機器	23,938	25,661	25,926	31,258
無形資產	40,305	47,154	45,934	45,003
遞延稅項資	13,298	34,281	18,026	45,440
	77,541	107,096	89,886	121,701
流動資產				
存貨	484,710	844,329	568,876	868,868
貿易及其他應收　項	403,005	695,874	584,300	963,716
可退回稅項	3,424	–	17,513	5,047
銀行結存及現金	62,367	17,841	159,165	17,468
已抵押銀行存款	19,226	–	–	–
	972,732	1,558,044	1,329,854	1,855,099
流動負債				
貿易及其他應付款項	463,518	1,014,792	898,134	1,024,761
應繳稅項	–	1,829	11,789	23,876
借款——一年內到期	89,505	151,418	–	292,902
融資租約承擔——一年內到期	1,113	1,068	462	–
銀行透支	–	–	28,362	–
	554,136	1,169,107	938,747	1,341,539
流動資產淨值	418,596	388,937	391,107	513,560
資產總值減流動負債	496,137	496,033	480,993	635,261

49. 與有關連人士進行交易及所存之結餘（續）

於各結算日在聯營公司之結餘詳情載於附註22。

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃根據同類交易之市價而進行。

c. 該等交易乃按有關雙方共同同意之條款釐定。

此外，於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資分別達6,306,000港元、6,441,000港元、6,681,000港元及404,103,000港元。

除上文所披露者外，本集團於有關期間及截至二零零四年十二月三十一日止九個月內並無與有關連人士進行任何重大交易或於各結算日時與該等人士存有重大結餘。

50. 結算日後事項

(a) 於二零零六年一月十九日，賣方與買方訂立協議，出售若干附屬公司及商標許可證，總代價包括(1)初步代價為330,000,000美元（相等於約2,562,450,000港元），(2)另加完成日期流動資產淨值（定義見通函）超逾87,000,000美元（相等於約675,555,000港元）之金額之款項（如有），或減去完成日期流動資產淨值少於87,000,000美元（相等於約675,555,000港元）之金額之款項（如有）；及(3)另加額外金額，有關金額乃參照賣方之電子數據儲存業務及將由賣方出售之出售公司截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之未計利息、稅項、折舊及攤銷前盈利釐定，而有關盈利乃按協議所載之協定基準計算。額外金額之累積最低額須為5,000,000美元（相等於約38,825,000港元），而累積最高額須為45,000,000美元（相等於約349,425,000港元）。倘買方於二零零九年四月一日前任何時間轉讓業務之控制權，則買方將會向賣方支付一筆相等於使額外付款總額達45,000,000美元（相等於約349,425,000港元）之所需金額之款項。

(i) 計入本集團無形資產賬面淨值為「Memorex」商標許可證及其他有關業務之無形資產，於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別為337,873,000港元、244,352,000港元、236,716,000港元及236,111,000港元。

49. 與有關連人士進行交易及所存之結餘

本集團於有關期間及截至二零零四年十二月三十一日止九個月與下列有關連人士進行之重大交易之詳情連同於各個結算日在該等人士所存之結餘如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
主要股東及其聯繫人士：					
於年／期終時本集團之應收貸款（附註a）	67,997	167,365	224,233	172,843	186,019
於年／期終時應收本集團款項（附註a）	3,796	–	–	–	–
於年／期終時本集團之應付貸款（附註a）	165,000	149,333	149,333	149,333	321,225
年／期內由本集團墊支（償還）之貸款（附註a）	224,875	140,541	56,868	(5,479)	(38,213)
於年／期終應付本集團款項（附註a）	3,339	–	–	–	–
本集團已收及應收之利息（附註a）	4,789	3,015	12,066	8,587	17,822
本集團繳訖及應付之利息（附註a）	9,857	12,263	10,490	7,901	19,871
出售一間附屬公司（附註c）	–	–	238	–	–
管理費收入（附註c）	5,256	1,182	–	–	–
收購物業、機器及設備（附註c）	3,000	13	–	–	–
年／期內由本集團墊支（償還）之貸款（附註a）	172,000	(15,667)	–	–	(88,108)
泊車費收入（附註b）	–	101	68	–	–
本集團繳訖及應付之租金（附註b）	1,023	1,283	1,298	958	1,836
聯營公司：					
本集團繳訖及應付之租金（附註b）	2,524	1,347	1,353	1,016	653
本集團已收及應收之利息（附註a）	639	1,507	94	70	85
管理費收入（附註c）	9,336	6,677	3,608	2,704	2,409
年／期內由本集團墊支（償還）之貸款（附註a）	6,400	(41,173)	–	–	–
採購製成品（附註b）	76,894	–	–	–	–
銷售製成品（附註b）	3,566	–	–	–	142
本集團已收及應收之租金（附註b）	405	232	232	162	162

47. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃之資產乃獨立於本集團,以信託之基金形式持有。本集團就有關工資成本之5%向該計劃供款,與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團,以信託人基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款,與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理恩俸計劃成員。該等附屬公司須將工資若干百分比作為該退休福利計劃之供款,為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

48. 資產抵押

於各結算日,本集團及本公司將下列資產作為銀行及其他融資信貸之抵押:

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
貿易及其他應收款項	174,431	217,420	105,494	286,173
聯營公司之上市證券	59,148	75,199	88,467	265,790
存貨	39,162	93,180	–	153,253
土地及樓宇	30,818	12,392	13,378	12,351
證券投資	944	813	12,816	–
可供出售之投資	–	–	–	521,808
持作買賣之投資	–	–	–	129,241
銀行存款	19,226	–	20,014	20,591
	323,729	399,004	240,169	1,389,207

46. 購股權計劃（續）

截至二零零四年三月三十一日止年度，就董事及僱員接納授出之購股權而收取總代價為13港元。

截至二零零五年三月三十一日止年度，概無向董事或僱員授予或行使購股權。

授出日期	行使期	行使價	購股權數目			
			於二零零三年四月一日尚未行使	年內行使	年內註銷／失效	於二零零四年三月三十一日及二零零五年三月三十一日尚未行使
		港元				
董事						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
僱員						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,500,000	(3,000,000)	(1,500,000)	–
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

購股權於二零零四年一月十五日獲行使。緊接購股權獲行使日期前，本公司股份之收市價為2.80港元。

授出日期	行使期	行使價	購股權數目		
			於二零零五年四月一日尚未行使	轉撥	於二零零五年十二月三十一日尚未行使
		港元		(附註)	
董事					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	(1,750,000)	7,250,000
僱員					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	–	1,750,000	1,750,000
			9,000,000	–	9,000,000

附註：

一名董事於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

46. 購股權計劃（續）

授出日期	行使期	行使價 港元	購股權數目 於二零零五年四月一日尚未行使	期內轉撥 (附註)	期內註銷／失效	於二零零五年十二月三十一日尚未行使
董事						
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(1,600,000)	–	4,800,000
僱員						
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	1,600,000	(2,800,000)	5,200,000
			12,800,000	–	(2,800,000)	10,000,000

附註：

一名董事已於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

二零零一年購股權計劃

授出日期	行使期	行使價 港元 (附註b)	購股權數目 於二零零二年四月一日尚未行使	因本公司股份合併而調整	於二零零三年三月三十一日尚未行使
董事：(附註a)					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	460,000,000	(448,500,000)	11,500,000
僱員：					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

附註：

a. 一名於二零零二年四月一日持有70,000,000份購股權之僱員已於截至二零零三年三月三十一日止年度獲委任為本公司董事。

b. 本公司股份於截至二零零三年三月三十一日止年度合併後（詳情載於附註38），購股權之行使價已由0.07472港元調整為2.9888港元。

46. 購股權計劃（續）

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，須獲得本公司股東之事先批准。

於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為16,000,000股、21,800,000股、21,800,000股及19,000,000股，佔當日本公司之已發行股份之9.98%、11.69%、9.75%及8.40%。

有關人士須自授出日期起28日內，支付1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

下表披露有關期間內本公司僱員（包括董事）持有之本公司購股權及其變動詳情：

二零零三年購股權計劃

授出日期	行使期	行使價 港元	於二零零四年四月一日、二零零四年三月三十一日及二零零五年三月三十一日尚未行使之購股權數目
董事			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
僱員			
二零零四年二月三十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

45. 營運租約承諾（續）

於各結算日，本集團已與租戶訂立以下未來最低租金付款：

	於二零零三年三月三十一日		於二零零四年三月三十一日		於二零零五年三月三十一日		於二零零五年十二月三十一日	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營運租約之屆滿年期為：								
一年內	2,662	-	4,747	20,000	6,738	20,000	2,244	20,000
第二至第五年（首尾兩年包括在內）	9,780	-	18,109	35,000	24,594	15,000	8,605	-
五年以上	12,057	-	13,914	-	14,426	-	30,814	-
	24,499	-	36,770	55,000	45,758	35,000	41,663	20,000

本集團已與租戶訂立介乎一至十年不等之租期。

46. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數，須不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年購股權計劃可授出之購股權所涉及之股份總數，在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後，不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

45. 營運租約承諾（續）

於各結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

	於二零零三年三月三十一日		於二零零四年三月三十一日		於二零零五年三月三十一日		於二零零五年十二月三十一日	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營運租約之屆滿年期為：								
一年內	19,403	2,594	25,096	22,678	23,008	23,121	15,532	22,314
第二至第五年（首尾兩年包括在內）	50,733	3,018	79,900	41,721	75,368	19,521	44,966	6,682
五年以上	34,437	-	53,162	705	46,519	-	73,147	-
	104,573	5,612	158,158	65,104	144,895	42,642	133,645	28,996

商議之租約年期由一年至十年不等，而租金在租約期內固定。

本集團作為出租人

	於三月三十一日 二零零三年	於三月三十一日 二零零四年	於三月三十一日 二零零五年	於二零零五年十二月三十一日
	千港元	千港元	千港元	千港元
年內，根據營運租約賺取之租金收入：				
土地及樓宇	4,754	6,568	7,426	4,916
物業、機器及設備	–	5,000	20,246	15,183
	4,754	11,568	27,672	20,099

44. 或然負債(續)

聯營公司權益產生之或然負債如下:

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
就已動用銀行融資而提供擔保予銀行產生之應佔聯營公司或然負債:				
一被投資公司	–	9,758	4,551	2,349
一第三方	238,692	449	175	–
發行予下列各項之其他擔保				
一被投資公司	–	236	9,037	–
一第三方	16,567	14,210	–	9,037
	255,259	24,653	13,763	11,386

以上金額指應佔聯營公司權益產生之或然負債,乃以於二零零二年、二零零三年、二零零四年及二零零五年十二月三十一日該等聯營公司之已刊發資料為基礎。

45. 營運租約承諾

本集團作為承租人

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
年內,根據營運租約而支付之最低租金:				
土地及樓宇	24,209	27,134	30,585	19,797
物業、機器及設備	2,959	8,615	23,267	17,232
	27,168	35,749	53,852	37,029

43. 主要非現金交易（續）

截至二零零五年三月三 [illegible] 一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關 [illegible] 士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，[illegible]款項以相同金額之其他應收款項支付。

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資，有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

截至二零零五年十二月三十一日止九個月，本集團進行之主要非現金交易如下：

(a) 應收短期貸款及其他應收款項分別約25,590,000港元及5,770,000港元乃一間有關連公司透過等額之持作買賣投資償付。

(b) 其他應收款項169,647,000港元乃透過應收短期貸款及應收一間有關連公司短期貸款分別118,800,000港元及50,847,000港元償付。

(c) 應收一間有關連公司短期貸款12,479,000港元乃透過等額之應收短期貸款償付。

44. 或然負債

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
就提供擔保予銀行及其他財務機構以獲取授予附屬公司之融資之已動用金額	11,674	–	–	–

本集團於美國涉及兩項侵犯專利權訴訟，截至二零零四年及二零零五年三月三十一日止年度因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於二零零四年及二零零五年三月三十一日就該等訴訟計提撥備302,000美元及302,000美元（相等於2,345,000港元）以應付董事估計之可能賠償額。

於二零零五年十二月三十一日，本集團並無或然負債。

43. 主要非現金交易

截至二零零三年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團訂立物業、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港元。

(b) 本集團收購一間附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款260,578,000港元支付。17,742,000 港元之代價餘款於二零零三年三月三十一日尚未清償。

截至二零零四年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團以代價150,000,000港元收購珠海錦興。餘下代價19,492,000港元於二零零四年三月三十一日仍未清付。

(b) 本集團以201,987,000港元出售若干附屬公司，根據本集團與一位有關人士訂立之轉讓契約，其中124,387,000港元之代價以相同金額之其他應付款項抵銷。餘下代價77,600,000港元以相同金額之其他應付款項抵銷。

(c) 本集團以代價190,000,000港元收購商標許可證。根據本集團與有關人士訂立之多項債務重組契約及協議，部分代價分別以應收短期貸款40,699,000港元及其他應收款項81,871,000港元支付，部份代價則以現金20,000,000港元支付。餘下代價47,430,000港元於二零零四年三月三十一日仍未清付。

(d) 根據本集團與有關人士訂立之多項債務重組契約，本集團重組其若干應收短期貸款42,165,000港元及其他應收款項19,360,000港元。該等款項分別以43,275,000港元之其他貸款及18,250,000港元之其他應付款項償付。

(e) 根據本集團與有關人士訂立之一份協議，其他應收款項38,710,000港元以其他貸款23,543,000港元及應付利息15,167,000 港元償付。

(f) 短期貸款22,866,000港元、應收利息1,290,000港元及應付款項24,000港元以收購一項投資之代價24,180,000港元償付。

(g) 因收購一間聯營公司而導致應收一間聯營公司貸款增加19,024,000港元，已於其後以本集團與一位有關人士訂立之一份債務重組契約項下相同金額之應收短期貸款抵銷。

(h) 本集團以16,000,000港元之代價出售若干金額之其他資產。根據本集團與一位有關人士訂立之一份債務重組契約，代價以相同金額之應收短期貸款支付。

42. 出售附屬公司

	截至三月三十一日止年度			截至二零零五年十二月三十一日止九個月
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
出售資產之淨值				
物業、機器及設備	–	–	1,483	64
一間聯營公司之權益	–	–	5,244	–
證券投資	–	78,388	–	–
貿易及其他應收款項	–	–	53	1,279
應收集團公司之款項	15,000	157,353	26,758	334
銀行結存及現金	2	5	92	179
貿易及其他應付款項	–	–	(1,832)	(3,671)
應付集團公司之款項	–	(8,853)	(27,187)	(14)
應付一間聯營公司之款項	–	(1,433)	(146)	–
應付稅項	(13,027)	(22,531)	–	(214)
少數股東權益	–	–	–	280
應付一名少數股東款項	–	–	–	(2,514)
	1,975	202,929	4,465	(4,277)
已變現貨幣兌換儲備	–	(216)	7,842	583
其他已變現儲備	–	–	(7,810)	–
應佔資本儲備	–	556	(556)	–
	1,975	203,269	3,941	(3,694)
出售附屬公司之收益(虧損)	25	(1,282)	3,504	6,694
	2,000	201,987	7,445	3,000
支付方式:				
現金	2,000	–	7,445	3,000
其他應付款項	–	201,987	–	–
	2,000	201,987	7,445	3,000
出售附屬公司產生之現金流入(流出)淨額:				
現金代價	2,000	–	7,445	3,000
出售之銀行結存及現金	(2)	(5)	(92)	(179)
	1,998	(5)	7,353	2,821

有關期間內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。有關期間內所出售之附屬公司所貢獻或動用之現金流量並不重大。

40. 儲備（續）

本集團於各結算日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日虧絀金額之結餘。

於截至二零零三年三月三十一日止年度，本集團之實繳盈餘變動乃：

(i) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案，將於二零零三年二月十九日列於股份溢價賬進賬之1,974,565,000港元金額全部註銷及將該等金額轉撥入本集團之實繳盈餘賬內，及透過每股註銷0.99港元之繳足股本，將本公司之股份由每股1.00港元削減至每股0.01港元而產生進賬。有關詳情載於本公司於二零零三年二月二十一日刊發之通函內；及

(ii) 根據本公司於二零零三年三月二十日舉行之董事會議上通過之決議案，減去轉撥往虧絀賬內之460,000,000港元，以抵銷本公司於二零零三年三月二十日之累積虧損。

41. 收購一間附屬公司

截至二零零四年三月三十一日止年度，本集團按代價150,000,000港元收購珠海錦興之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為4,598,000港元。

	截至二零零四年三月三十一日止年度 千港元	截至二零零五年十二月三十一日止九個月 千港元
收購資產之淨額		
其他資產	150,000	–
其他應付款項	(4,598)	(15)
其他應收款項	–	3,301
可供出售之投資	–	1
少數股東權益	–	(559)
	145,402	2,728
商譽	4,598	623
總代價	150,000	3,351
支付方式：		
現金	130,508	3,351
遞延代價	19,492	–
	150,000	3,351

38. 股本（續）

(c) 於二零零四年一月二十八日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司21,500,000股每股面值0.01港元之股份。配售價為每股4.00港元，較股份於二零零四年一月二十八日在聯交所所報之收市價每股4.35港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股4.00港元之價格，向本公司認購21,500,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零三年八月二十八日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(d) 截至二零零四年三月三十一日止年度，4,750,000股每股0.01港元之本公司股份因4,750,000份購股權獲行使而按每股2.9888港元之價格予以發行。截至二零零四年三月三十一日止年度發行之股份與當時之現有股份於各方面均享有同等權益。

(e) 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於截至二零零五年三月三十一日止年度發行之股份與現有之股份於各方面享有同等權益。

(f) 於二零零四年十一月二十三日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司37,000,000股每股面值0.01港元之股份。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(g) 於二零零五年十月二十一日，本公司透過以股代息按每股3.367港元之價格發行2,515,285股每股面值0.01港元之股份。於截至二零零五年十二月三十一日止期間發行之股份與現有之股份於各方面享有同等權益。

39. 認股權證

根據附帶於本公司認股權證之條件，各份認購股權均賦予登記持有人權利，由發行日起至二零零二年四月三日止（包括首尾兩日）隨時按經調整認購價每股0.36港元（可予調整）以現金認購一股本公司新股。於二零零二年四月三日，所有餘下尚未行使認股權證（賦予登記持有人認購922,543,833股每股面值0.025港元之本公司股份）已經失效。

本公司認股權證於截至二零零三年三月三十一日止年度之行使詳情載於附註38。

40. 儲備

資本儲備指於二零零一年四月一日前進行收購產生之商譽。

其他儲備指本集團應佔其聯營公司之商譽儲備及其他儲備。於二零零五年三月三十一日之商譽儲備13,060,000港元已根據香港財務報告準則3號之過渡條文於二零零五年四月一日轉撥至保留溢利。

38. 股本

	股份數目	價值 千港元
法定股本:		
於二零零二年四月一日		
(每股面值0.025港元之普通股)	26,000,000,000	650,000
40股合併為1股之股份合併(附註a)	(25,350,000,000)	–
調整股份面值(附註a)	64,350,000,000	–
註銷股份(附註a)	(45,000,000,000)	(450,000)
於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日		
(每股面值0.01港元之普通股)	20,000,000,000	200,000
已發行及繳足股本:		
於二零零二年四月一日		
(每股面值0.025港元之普通股)	6,412,057,523	160,301
行使認股權證(附註b)	70,595	2
綜合及調整股份面值(附註a)	(6,251,824,916)	(158,700)
於二零零三年三月三十一日		
(每股面值0.01港元之普通股)	160,303,202	1,603
發行新股份(附註c)	21,500,000	215
行使購股權(附註d)	4,750,000	48
於二零零四年三月三十一日		
(每股面值0.01港元之普通股)	186,553,202	1,866
以股代息發行(附註e)	75,210	–
發行新股份(附註f)	37,000,000	370
於二零零五年三月三十一日		
(每股面值0.01港元之普通股)	223,628,412	2,236
以股代息發行(附註g)	2,515,285	25
於二零零五年十二月三十一日		
(每股面值0.01港元之普通股)	226,143,697	2,261

附註:

(a) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案:

(i) 本公司股份已按每40股每股面值0.025港元之已發行及未發行股份合併為一股面值1.00港元之股份之基準合併;

(ii) 本公司股份面值透過註銷每股0.99港元之繳足股本,由每股1.00港元削減至每股0.01港元;

(iii) 本公司之法定但未發行股份面值拆細為每股面值0.01港元之股份;而法定但未發行股份數目亦相應增加;及

(iv) 本公司之法定股本透過註銷45,000,000,000股每股面值0.01港元股份,由650,000,000港元削減至200,000,000港元。

(b) 截至二零零三年三月三十一日止年度,70,595股每股面值0.025港元之本公司股份因70,595份認股權證獲行使而按每股0.36港元之價格予以發行。於該年內發行之股份與當時之現有股份於各方面均享有同等權益。

37. 遞延稅項(續)

* 遞延稅項抵免主要由於美國一間附屬公司主要資產負債表項目(如應收款項、存貨及應計費用)之賬面值與稅基所產生之臨時差額變動所致。

就資產負債表呈列方式而言,若干遞延稅項資產及負債經已抵銷。以下為就財務報告目的之遞延稅項結存分析:

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
遞延稅項資產	(13,298)	(35,480)	(18,418)	(45,440)
遞延稅項負債	750	136	114	201
	(12,548)	(35,344)	(18,304)	(45,239)

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,本集團有未動用稅項虧損分別470,299,000港元、363,848,000港元、387,410,000港元及391,695,000港元,可用作抵銷未來溢利。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,已分別就45,357,000港元、69,488,000港元、185,000港元及零港元之虧損確認遞延稅項資產。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,由於未能預計未來溢利趨勢,故並無就餘下424,942,000港元、294,360,000港元、387,225,000港元及391,695,000港元確認遞延稅項。虧損可無限期結轉。

36. 應付一名少數股東款項

該金額為無抵押、免息及並無固定還款期。該等款項將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

37. 遞延稅項

於有關期間已確認之主要遞延稅項負債（資產）及其變動如下：

	加速稅項折舊	稅項虧損	其他	總額
	千港元	千港元	千港元	千港元
於二零零二年四月一日				
－如原先呈列	–	–	–	–
－採納會計實務準則第12號（經修訂）時調整	1,532	(15,264)	898	(12,834)
－經重列	1,532	(15,264)	898	(12,834)
扣除自（計入）該年度之綜合收益表（附註15）	551	(491)	226	286
於二零零三年三月三十一日	2,083	(15,755)	1,124	(12,548)
外幣調整	(57)	(1,922)	(20)	(1,999)
計入該年度之綜合收益表（附註15）	(1,382)	(2,536)	(16,761)*	(20,679)
稅率變動之影響－扣除自（計入）該年度之綜合收益表（附註15）	100	(255)	37	(118)
於二零零四年三月三十一日	744	(20,468)	(15,620)	(35,344)
外幣調整	(85)	(17)	(19)	(121)
扣除自（計入）該年度之綜合收益表（附註15）	833	19,994	(3,666)*	17,161
出售一間附屬公司時變現	(459)	459	–	–
於二零零五年三月三十一日	1,033	(32)	(19,305)	(18,304)
外幣調整	9	–	(34)	(25)
扣除自（計入）該年度之綜合收益表（附註15）	(694)	–	(26,216)	(26,910)
於二零零五年十二月三十一日	348	(32)	(45,555)	(45,239)

35. 融資租約承擔

	最低租金				最低租金現值			
				於二零零五年				於二零零五年
	於三月三十一日			十二月	於三月三十一日			十二月
	二零零三年	二零零四年	二零零五年	三十一日	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據融資租約應付之款項:								
一年內	1,181	1,117	487	-	1,113	1,068	462	-
兩至五年內(包括首尾兩年)	1,868	536	-	-	1,557	462	-	-
	3,049	1,653	487	-				
減:未來融資費用	(379)	(123)	(25)	-				
租約承擔現值	2,670	1,530	462	-	2,670	1,530	462	-
減:一年內到期償還之款項(列於流動負債項)					(1,113)	(1,068)	(462)	-
一年後到期償還之款項					1,557	462	-	-

本集團已根據融資租約租賃其若干裝置及設備,平均租期為2年。截至二零零三年、二零零四年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月,平均有效借貸利率分別為12.51厘、9.32厘、6.92厘及6.92厘。利率乃於合約日期確定。所有租約均採用固定還款期還款,及並無就或然租金簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

本集團以有關集團實體功能貨幣以外貨幣計值之融資租約承擔載列如下:

	新台幣	美元
	千元	千元
於二零零五年十二月三十一日	–	–
於二零零五年三月三十一日	–	59
於二零零四年三月三十一日	–	197
於二零零三年三月三十一日	252	336

本集團之上述融資租約承擔之公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定,與其賬面值相若。

34. 借款（續）

本集團定息借款風險及合約到期日如下：

	於三月三十一日			於二零零五年十二月
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
一年內到期之定息借款	9,422	–	–	200,000

本集團借款之有效利率（相等於合約利率）範圍如下：

	於三月三十一日			於二零零五年十二月
	二零零三年	二零零四年	二零零五年	三十一日
有效利率：				
定息借款	6.4厘	不適用	不適用	1.5厘
浮息借款	2.6厘至7.5厘	4.3厘至7.5厘	2.3厘至7.3厘	3.6厘至9.8厘

本集團以有關集團實體功能貨幣以外貨幣計值之借款載列如下：

	美元	新台幣	人民幣
	千元	千元	千元
於二零零五年十二月三十一日	38,268	32,951	–
於二零零五年三月三十一日	258	34,148	–
於二零零四年三月三十一日	19,758	35,501	–
於二零零三年三月三十一日	14,090	36,670	10,000

本集團之借款於各結算日之公平價值與其賬面值相若。

34. 借款

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
借款包括：				
銀行貸款	237,468	205,641	82,010	362,725
其他貸款	180,000	151,339	161,341	531,225
	417,468	356,980	243,351	893,950
分析：				
有抵押	107,140	159,583	38,531	530,433
無抵押	310,328	197,397	204,820	363,517
	417,468	356,980	243,351	893,950
上述款項須按現行市場利率計算利息，且須於以下年期償還：				
一年內或於要求時	244,473	349,059	85,881	886,692
一至兩年內	165,238	266	149,751	407
兩至五年內	843	940	1,407	1,358
超過五年	6,914	6,715	6,312	5,493
	417,468	356,980	243,351	893,950
列入流動負債項下於一年內到期之款項	(244,473)	(349,059)	(85,881)	(886,692)
一年後到期之款項	172,995	7,921	157,470	7,258

31. 應收孖展貸款／應付款項及應付票據

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，本集團應收孖展貸款、應付孖展貸款及應付票據之公平價值與相關賬面值相若。

32. 已抵押銀行存款

該金額指抵押予銀行之存款，以作為授予本集團之短期銀行信貸之擔保，故分類為流動資產。

該筆存款按介乎2.54厘至4.36厘不等之利率計息。已抵押銀行存款將於清償有關銀行借款後解除。於各結算日之銀行存款之公平價值與相關之賬面值相若。

33. 貿易及其他應付款項

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，貿易及其他應付款項分別包括632,561,000港元、827,620,000港元、564,154,000港元及704,507,000港元之應付貿易款項結餘。

以下為於各結算日之應付貿易款項賬齡分析：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
未到期	319,505	445,088	417,919	524,123
逾期少於一個月	99,484	116,373	74,518	134,279
逾期一至兩個月	35,422	50,321	27,951	24,491
逾期超過兩個月	178,150	215,838	43,766	21,614
	632,561	827,620	564,154	704,507

本集團貿易及其他應付款項於各結算日之公平價值與其賬面值相若。

29. 貿易及其他應收款項(續)

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。以下為於各結算日之應收貿易款項賬齡分析(扣除減值虧損):

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
未到期	354,824	624,041	548,407	831,989
逾期少於一個月	26,561	52,433	25,996	109,303
逾期一至兩個月	6,916	2,099	4,561	2,016
逾期超過兩個月	9,463	6,452	12,819	12,131
	397,764	685,025	591,783	955,439

本集團貿易應收款項於各結算日之公平價值與其賬面值相若。

30. 持作買賣投資

於各結算日之持作買賣投資包括:

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
上市證券:				
—於香港上市之股本證券(附註a)	–	–	–	41,429
—於其他地方上市之股本證券(附註a)	–	–	–	21,818
非上市可兑換票據(附註b)	–	–	–	65,647
	–	–	–	128,894

(a) 該等投資之公平價值乃根據於有關證券交易所提供之所報市場競爭價釐定。

(b) 該金額指本集團於截至二零零五年十二月三十一日止九個月認購之三份可兑換票據之兑換權部份。非上市可兑換票據之公平價值由本公司董事參照獨立估值師行保柏國際評估有限公司進行之估值釐定。

28. 存貨

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
原材料	9,459	6,769	6,781	4,915
在製品	2,702	1,435	1,962	1,772
製成品	493,004	869,205	578,335	869,149
	505,165	877,409	587,078	875,836

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日,上述存貨包括原材料分別371,000港元、109,000港元、74,000港元及312,000港元,以及製成品分別104,422,000港元、269,854,000港元、97,486,000港元及185,497,000港元,已按其可變現淨值列賬。

29. 貿易及其他應收款項

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
貿易應收款項	463,138	736,279	653,637	1,034,394
減:累計減值	(65,374)	(51,254)	(61,854)	(78,955)
	397,764	685,025	591,783	955,439
其他應收款項	88,845	53,795	174,494	112,322
貿易及其他應收款項總額	486,609	738,820	766,277	1,067,761

26. 收購長期投資之按金（續）

截至二零零五年十二月三十一日止九個月，本集團已向三名獨立第三方支付合共約155,175,000港元，作為收購於中國若干供水業務、採沙業務、河沙開採權業務及物業發展業務權益之投標按金（「具潛力之投資」）。倘於本集團付款後一年內尚未落實收購具潛力之投資之條款及條件，則交易各方將退回該等付款。直至報告日期，收購具潛力之投資之條款及條件尚未與其他訂約方落實。

27. 其他資產

截至二零零四年三月三十一日止年度，該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目，位於中國珠海市斗門區，將由本集團與一獨立第三方共同開發。本集團享有該項目之獨家開發權，並有權取得有關土地作開發用途（「其他資產」）。本集團亦有權按各方議定之代價將其他資產出售予投資者。

截至二零零四年三月三十一日止年度，取得獨家開發權之代價150,000,000港元已由本集團支付，而本集團已就地盤平整工程支付人民幣5,750,000元（相等於約5,425,000港元），而本集團已按代價約16,000,000港元向獨立第三方出售部分其他資產，出售其他資產之收益淨額約5,660,000港元已於截至二零零四年三月三十一日止年度之綜合收益表內確認。

因本公司董事認為其他資產乃持作銷售，故其他資產所產生之成本值列入流動資產。

董事已參考由獨立估值師行普敦國際評估有限公司所作估值，按二零零四年三月三十一日之公開市值基準評估其他資產之賬面值，且並無識別減值虧損。

截至二零零五年三月三十一日止年度，本集團已按代價39,600,000港元向一獨立第三方出售部分其他資產，出售其他資產收益淨額約2,515,000港元已於截至二零零五年三月三十一日止年度之綜合收益表內確認。

截至二零零五年十二月三十一日止九個月，本集團與獨立第三方訂立多份買賣協議，按總代價約118,800,000港元出售所有其餘其他資產，出售其他資產收益淨額約10,800,000港元已於截至二零零五年十二月三十一日止九個月之綜合收益表內確認。

25. 應收貸款（續）

本集團之應收定息貸款之利率風險及其合約到期日如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
應收定息貸款：				
一年內	9,100	6,387	5,533	20,265

本集團應收貸款之有效利率（相等於合約利率）範圍如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
有效利率：				
應收定息貸款	3.6厘至10厘	3.6厘至10厘	3.6厘至10厘	10厘至20厘
應收浮息貸款	5厘至7.1厘	5厘至7厘	5厘至7.3厘	5.3厘至10.8厘

本集團以有關集團實體功能貨幣以外貨幣計值之應收貸款載列如下：

	美元	新台幣
	千元	千元
於二零零五年十二月三十一日	712	40,619
於二零零五年三月三十一日	712	78,000
於二零零四年三月三十一日	823	–
於二零零三年三月三十一日	809	–

本集團於結算日之應收貸款公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

26. 收購長期投資之按金

截至二零零五年三月三十一日止年度，本集團與一獨立第三方（「賣方」）訂立有條件協議（「港口協議」），以總代價35,000,000港元收購一項於中國成立之非上市投資項目之股本權益。該項非上市投資項目主要於中國從事港口業務。

於本報告日期，根據港口協議進行之收購非上市投資之盡職審查檢討尚未完成。因此，港口協議之條件尚未達成，故有關交易仍未完成。

24. 可供出售之投資（續）

(c) 截至二零零五年十二月三十一日止九個月，本集團已認購總額達650,000,000港元之三份可兌換票據，該等票據乃分別向(i)祥泰行集團有限公司認購之零息可兌換票據，於二零一零年八月十日到期，贖回款額為本金額之110%；(ii)漢傳媒集團有限公司（前稱瑞力控股有限公司）認購之零息可兌換票據，於二零一零年八月九日到期，贖回款額為本金額之110%；及(iii)和記行（集團）有限公司認購之可兌換票據，按年率7.25厘計息，須每半年支付，於二零零八年九月五日到期。所有該等公司均為公眾上市公司，股份於聯交所上市。本集團已將可兌換票據之所有債務部分類為可供出售之投資，而可兌換票據之兌換權部分則分類為持作買賣投資。

於二零零五年十二月三十一日，債務部分及兌換權部分之公平價值分別約為535,611,000港元及65,647,000港元。因此，債務部分約3,072,000港元之公平價值增加及兌換權部分約51,813,000港元之公平價值減少已分別於股東權益及損益中確認。

25. 應收貸款

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
應收定息貸款	9,100	6,387	5,533	20,265
應收浮息貸款	81,538	36,745	106,318	151,714
應收免息貸款	15,073	2,939	–	–
	105,711	46,071	111,851	171,979
就呈報目的而作出之賬面值分析：				
一年內	95,523	41,173	111,851	171,979
超過一年但不超過兩年	2,351	4,898	–	–
超過兩年但不超過三年	7,837	–	–	–
	105,711	46,071	111,851	171,979

計入二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之應收貸款賬面值為累計減值虧損分別28,056,000港元、39,033,000港元、39,633,000港元及39,633,000港元。

23. 證券投資（續）

c. 截至二零零五年三月三十一日止年度，本集團已按總代價約150,000,000港元出售於富洋之權益。出售虧損淨額約29,712,000港元已於綜合收益表內確認。

於二零零五年三月三十一日，本集團持有下列投資證券作長期策略目的：

- Alfresco Gold Limited 40%*權益，該公司之業務為投資控股，擁有兩間於中國註冊成立之公司之85%權益。該兩間公司之主要業務為廣告設計及製作及提供廣告代理服務。

- 重慶金瀚實業有限公司（前稱重慶冠生園興綠洲食品有限公司）33%*權益，該公司在中國持有一幅土地。

- Earnbest Holdings Limited之30%*權益，該公司之業務為投資控股，擁有一間於中國註冊成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* 由於本集團對該等投資並無重大影響，故該等投資乃列為投資證券。

d. 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司（「日本亞太債券」，前稱中華城市燃氣集團有限公司）發行之可兑換債券。日本亞太債券按年息1厘計息，於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兑換價（可於兑換時作出有關調整），將日本亞太債券兑換為日本亞太事業投資有限公司之股份。

24. 可供出售之投資

於二零零五年十二月三十一日之可供出售之投資按非流動資產分析，當中包括：

	於二零零五年十二月三十一日 千港元
上市投資：	
－於香港上市之股本證券（附註a）	16,685
非上市投資：	
－股本證券（附註b）	121,165
－債務證券（附註c）	535,611
－會籍	4,938
總額	678,399

附註：

(a) 所有上市投資均按根據由聯交所提供之所報市場競爭價釐定之公平價值列賬。

(b) 非上市股本證券指於中國成立非上市實體之投資，乃於各結算日按成本值減去減值計量，原因為本公司董事認為其公平價值不能可靠地計量。截至二零零五年十二月三十一日止九個月，本公司董事已就該等非上市股本證券進行減值審閱，認為無須作出減值虧損。

23. 證券投資

於二零零三年、二零零四年及二零零五年三月三十一日之投資證券列載如下。於二零零五年四月一日應用香港會計準則第39號後，證券投資已根據香港會計準則第39號重新分類至適當類別（見附註2）。

	投資證券			其他投資			總額		
	於三月三十一日			於三月三十一日			於三月三十一日		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(附註a)	(附註b)	(附註c)						
上市證券									
香港	698,407	-	-	108,548	126,114	131,563	806,955	126,114	131,563
海外	-	-	-	984	850	1,058	984	850	1,058
非上市證券									
香港	-	-	-	6,000	6,000	-	6,000	6,000	-
海外／中國	204,573	188,890	123,348	78,388	-	-	282,961	188,890	123,348
非上市債務證券									
香港（附註d）	-	-	-	-	-	12,000	-	-	12,000
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969
上市證券之市值	10,859	-	-	109,532	126,964	132,621	120,391	126,964	132,621
就呈報目的而作出之賬面值分析：									
非流動	887,300	188,890	123,348	330	330	186	887,630	189,220	123,534
流動	15,680	-	-	193,590	132,634	144,435	209,270	132,634	144,435
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969

附註：

a. 於二零零三年三月三十一日，上市投資證券指於中策之14.55%權益，而非上市海外投資證券包括在富洋投資股份有限公司（「富洋」）之8.04%權益及在一間於台灣成立之基建公司（主要於台灣從事建立電訊網絡）（「EBT」）之0.61%權益。富洋由青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

b. 截至二零零四年三月三十一日止年度，EBT已按代價15,000,000港元出售。出售虧損淨額約380,000港元已於綜合收益表內確認。

於二零零四年三月三十一日，該金額乃指富洋之8.04%權益。

22A. 應收聯營公司款項

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應收聯營公司款項之公平價值與相應之賬面值相若。

22B. 應付一間聯營公司款項

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應付一間聯營公司款項之公平價值與相應之賬面值相若。

22. 聯營公司權益（續）

f. 有關本集團聯營公司之概要財務資料列載如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
資產總值	1,264,576	3,366,013	3,452,648	3,331,625
負債總額	(679,846)	(1,307,787)	(1,308,483)	(1,203,568)
資產淨值	584,730	2,058,226	2,144,165	2,128,057
本集團應佔聯營公司資產淨值	237,865	874,174	632,201	636,452

g.

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元（未經審核）	千港元
收入	926,817	756,681	898,270	715,748	630,559
年／期內虧損	(170,131)	(491,459)	(184,410)	(192,213)	(55,664)
本集團應佔年／期內聯營公司虧損	(36,367)	(59,857)	(64,909)	(59,175)	(20,032)

h. 本集團已終止確認其應佔若干聯營公司之虧損。未確認應佔該等聯營公司之虧損（摘錄自聯營公司有關經審核財務報表）如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元（未經審核）	千港元
年／期內之未確認應佔聯營公司虧損	(19,230)	–	–	–	–
累計未確認應佔聯營公司虧損	(19,230)	(19,230)	(19,230)	(19,230)	(19,230)

22. 聯營公司權益（續）

e. 本集團之主要聯營公司於各結算日之詳情如下：

			本公司應佔股本權益比例				
						於二零零五年十二月	
	企業結構	註冊成立／		於三月三十一日			
聯營公司名稱	形式	營運地點	二零零三年	二零零四年	二零零五年	三十一日	主要業務
			%	%	%	%	
中策	企業	香港	–	29.36	29.36	29.36	投資控股
普威	企業	新加坡	27.45	27.45	21.71	24.26	供應家用消費品

中策乃於香港上市之公司，其財政年度結算日為十二月三十一日。於採用權益會計法時，本集團只有中策已刊發之財務資料可供運用。因此，本集團應佔中策於二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益，乃根據中策於二零零三年、二零零四年及二零零五年十二月三十一日之資產淨值及中策成為本集團聯營公司當日起至各結算日之業績計算。

普威乃於新加坡共和國上市之公司，其財政年度結算日為十二月三十一日。本集團應佔普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益，乃根據普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之資產淨值（摘錄自普威已刊發之財務資料）及普威成為本集團聯營公司當日起至各結算日之業績計算。

上表列載之本集團聯營公司，乃董事認為主要影響本集團於有關期間之業績或構成本集團各財政年度末資產淨值重大部份之公司。董事認為，詳載其他聯營公司會導致篇幅過於冗長。

於二零零五年三月十日，本集團及中策另一主要股東保華集團有限公司（前稱保華德祥建築集團有限公司）（「保華」）與一獨立第三方訂立一份股份銷售協議，內容有關以總代價約52,000,000港元出售中策合共270,000,000股股份（佔本集團及保華各自持有之中策15.3%權益或135,000,000股股份）（「建議出售」）。待中策完成建議之集團重組（「中策重組」）後，建議出售方告完成。

於二零零五年四月十九日，中策與本公司聯合宣佈中策重組之資料，倘獲批准及付諸實行，將導致(i)中策繼續保持公眾上市公司之地位，其附屬公司專注於電池產品製造及貿易、證券及物業投資，以及非上市投資項目；(ii)於中策重組完成後，中策旗下經營物業發展及投資控股業務之所有其他附屬公司，以及中策旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務將收歸群龍投資有限公司（「群龍」）（中策之一間全資附屬公司）及其附屬公司旗下；及(iii)股本重組合併後以實物方式向於待定記錄日期當時之中策股東分派群龍股份，基準為每持有一股中策股份將收取一股群龍股份。

同日，本集團擬收購群龍之額外權益（「建議收購」），惟須待中策重組完成後方可作實。建議收購已於二零零五年十月十七日經本公司股東批准。

建議出售及建議收購之詳情載於本公司於二零零五年九月十四日刊發之通函。是次交易於本報告日期尚未完成。

22. 聯營公司權益(續)

d. 收購一間聯營公司產生之負商譽：

	千港元
毛額	
於二零零三年及二零零四年三月三十一日	–
增項	(233)
於二零零五年三月三十一日	(233)
應用香港財務報告準則第3號時撇除累計變現(見附註2)	233
於二零零五年十二月三十一日	–
變現	
於二零零三年及二零零四年三月三十一日	–
年內解除	(8)
於二零零五年三月三十一日	(8)
應用香港財務報告準則第3號時撇除毛額(見附註2)	8
於二零零五年十二月三十一日	–
賬面值	
於二零零五年十二月三十一日	–
於二零零五年三月三十一日	(225)
於二零零四年三月三十一日	–
於二零零三年三月三十一日	–

直至二零零五年三月三十一日，負商譽按直線法於10年內解除至收入。由二零零五年四月一日起，先前計入聯營公司權益之賬面值達225,000港元之所有負商譽已於應用香港財務報告準則第3號(附註2)後在二零零五年四月一日終止確認。

22. 聯營公司權益(續)

c. 於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別計入聯營公司投資之商譽為65,520,000港元、256,629,000港元、51,094,000港元及38,979,000港元,乃因於有關期間收購聯營公司而產生。商譽變動列載如下:

	千港元
成本值	
增項及於二零零三年三月三十一日之結存	72,132
增項	208,760
於二零零四年及二零零五年三月三十一日	280,892
應用香港財務報告準則第3號時撇除累計攤銷(見附註2)	(229,798)
增項	2,276
於二零零五年十二月三十一日	53,370
攤銷及減值	
本年度準備及於二零零三年三月三十一日之結存	6,612
本年度準備	17,651
於二零零四年三月三十一日	24,263
本年度準備	28,089
本年度確認之減值虧損	177,446
於二零零五年三月三十一日	229,798
應用香港財務報告準則第3號時撇除成本(見附註2)	(229,798)
本期間確認之減值虧損	14,391
於二零零五年十二月三十一日	14,391
賬面值	
於二零零五年十二月三十一日	38,979
於二零零五年三月三十一日	51,094
於二零零四年三月三十一日	256,629
於二零零三年三月三十一日	65,520

直至二零零五年三月三十一日,商譽之攤銷期為十年。

22. 聯營公司權益（續）

附註：

a. 於二零零三年三月三十一日，列入證券投資之約698,400,000港元之款項，乃指本集團於中策之14.55%股本權益。中策及其附屬公司主要從事製造、物業發展及投資、經營酒店、建築及相關業務、提供旅行團、運輸及其他相關服務。

截至二零零四年三月三十一日止年度，本集團以代價約19,300,000港元收購中策之16.65%額外權益。因此，於中策之投資增至31.20%，並由證券投資重新分類為聯營公司權益。

截至二零零五年三月三十一日止年度，由於本集團行使中策之購股權，故於中策之股本權益由31.20%攤薄至29.36%。

於二零零五年三月三十一日及二零零五年十二月三十一日，本集團持有中策29.36%股本權益。

b. 借予一間聯營公司貸款為無抵押及無固定還款期。除於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別7,516,000港元、1,336,000港元、1,331,000港元及1,331,000港元之款項須按當時市場利率計算利息外，其餘均為免息。

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度，應收聯營公司款項為無抵押、免息及並無固定還款期。該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團借予一間聯營公司之貸款及應收聯營公司款項於結算日之公平價值乃根據利用現行市場利率貼現之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

21. 無形資產(續)

「Memorex」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據公平價值減出售成本計算法釐定;當中之公平價值乃參照出售事項所協定之初步代價,而出售成本則參照協議之其他條款。鑑於本集團於二零零六年一月二十六日刊發之公布所載之現時估計代價淨額約2,454,000,000港元,商譽及商標許可證無須考慮減值。

「Dysan」及「Precision」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據使用中之價值計算法釐定。使用中之價值之主要假設為關於收購日起至二零零五年十二月三十一日期間貼現率、增長率及預期售價及直接成本變動之假設。管理層利用徵税前税率估計貼現率,該税率反映現時市場對金錢時值之評估,以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。售價及直接成本變動乃基於過往慣例及預期日後之市場變動。

根據管理層批准來自未來四年之最近期財務預算所產生之現金流量預測,以貼現率約11.5%計算,已識別之減值虧損為164,667,000港元,並已於截至二零零五年十二月三十一日止九個月綜合收益表中確認。

22. 聯營公司權益

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
下列聯營公司投資成本:				
一在香港上市(附註a)	–	508,994	508,994	508,994
一在海外上市	211,612	211,162	195,736	200,024
一非上市	25,904	26,354	6,579	6,579
應佔收購後虧損及儲備,扣除已收股息	(65,171)	(128,965)	(129,977)	(118,124)
收購聯營公司之商譽減攤銷(附註c)	65,520	256,629	51,094	38,979
收購一間聯營公司產生之負商譽減變現(附註d)	–	–	(225)	–
	237,865	874,174	632,201	636,452
借予聯營公司貸款減準備(附註b)	7,651	1,361	1,331	1,331
應收聯營公司款項(附註b)	25,846	30,874	2,197	–
	271,362	906,409	635,729	637,783
上市股份之公平價值	134,561	320,500	299,240	387,859

21. 無形資產(續)

截至二零零四年三月三十一日止年度,董事已檢討收購珠海錦興所產生商譽之賬面值4,598,000港元,已識別之減值虧損為4,598,000港元,並已於綜合收益表中扣除。

由二零零五年四月一日起採納香港財務報告準則第3號後,本集團已終止攤銷上述因二零零一年四月一日後進行收購所產生之商譽,而商譽則會每年進行減值測試。

b. 截至二零零五年三月三十一日止年度,該金額為二零零五年一月一日後收購賣方額外1.6%權益所產生之商譽。根據香港財務報告準則第3號,約24,430,000港元之商譽無須攤銷。

截至二零零五年十二月三十一日止九個月,商譽增項約623,000港元乃歸因於收購Createsuccess全部權益及Sino Partner 83%股本權益。

c. 於二零零二年四月一日,該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證,並按直線法於二十年內攤銷。

截至二零零四年三月三十一日止年度,本集團根據獨立估值師行中證評估有限公司進行之估值,按代價190,000,000港元向一獨立第三方收購「Dysan」及「Precision」商標許可證。商標許可證按直線法於十年內攤銷。本集團現正於有關司法管轄區辦理該等商標許可證之登記手續。

由二零零五年四月一日起採納香港會計準則第38號後,本集團已重新評估商標許可證之可用年期,並得出結論為賬面總值約226,687,000港元之商標許可證擁有無限可用年期,無須攤銷,惟須每年進行減值測試。

d. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

截至二零零五年十二月三十一日止九個月,商譽及商標許可證之減值測試如下:

	商譽	商標許可證
	千港元	千港元
電腦相關產品貿易 —「Memorex」品牌	167,908	62,020
中國之港口業務投資	623	–
電腦相關產品貿易 —「Dysan」及「Precision」品牌	–	164,667
	168,531	226,687

商譽及商標許可證之賬面值分配至「Memorex」以及「Dysan」及「Precision」商用名稱之電腦相關產品貿易,以及中國之港口業務投資之個別現金產生單位。

21. 無形資產（續）

	二零零五年一月一日前收購產生之商譽	二零零五年一月一日後收購產生之商譽	商標許可證	專利權	總額
	千港元（附註a）	千港元（附註b）	千港元（附註c）	千港元（附註d）	千港元
出售一間附屬公司部分股權時撇除	(6,075)	–	–	–	(6,075)
於二零零四年三月三十一日	117,253	–	31,065	470	148,788
本年度準備	26,693	–	23,566	807	51,066
於二零零五年三月三十一日	143,946	–	54,631	1,277	199,854
應用香港財務報告準則第3號時撇銷成本	(143,946)	–	(54,631)	–	(198,577)
本期間準備	–	–	–	605	605
於二零零五年十二月三十一日	–	–	–	1,882	1,882
賬面值					
於二零零五年十二月三十一日	143,478	25,053	62,020	6,183	236,734
於二零零五年三月三十一日	143,478	24,430	226,687	6,788	401,383
於二零零四年三月三十一日	170,171	–	250,253	7,595	428,019
於二零零三年三月三十一日	266,721	–	71,152	–	337,873

附註：

a. 於二零零二年四月一日，該金額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽。

截至二零零三年三月三十一日止年度，商譽增項約201,572,000港元乃歸因於增購賣方14.9%權益。該商譽乃按直線法平均在十七年內攤銷。

截至二零零四年三月三十一日止年度，商譽增項約4,598,000港元乃歸因於收購珠海錦興全部權益，而本集團亦已將其於賣方之權益減少23.5%，賬面淨值約63,782,000港元之商譽已於減少權益相應解除。

21. 無形資產

	二零零五年一月一日前收購產生之商譽	二零零五年一月一日後收購產生之商譽	商標許可證	專利權	總額
	千港元	千港元	千港元	千港元	千港元
	(附註a)	(附註b)	(附註c)	(附註d)	
成本值					
於二零零二年四月一日	153,093	–	91,318	–	244,411
增項	201,572	–	–	–	201,572
於二零零三年三月三十一日					
－如先前呈報	354,665	–	91,318	–	445,983
－採納會計實務準則第12號(經調整)時調整	(1,982)	–	–	–	(1,982)
－經重列	352,683	–	91,318	–	444,001
收購一間附屬公司時產生	4,598	–	–	–	4,598
增項	–	–	190,000	8,065	198,065
出售一間附屬公司部分股權時撇除	(69,857)	–	–	–	(69,857)
於二零零四年三月三十一日	287,424	–	281,318	8,065	576,807
增購一間附屬公司權益時產生	–	24,430	–	–	24,430
於二零零五年三月三十一日	287,424	24,430	281,318	8,065	601,237
應用香港財務報告準則第3號時撇銷累計攤銷	(143,946)	–	(54,631)	–	(198,577)
增項	–	623	–	–	623
商標許可證之減值虧損	–	–	(164,667)	–	(164,667)
於二零零五年十二月三十一日	143,478	25,053	62,020	8,065	238,616
攤銷					
於二零零二年四月一日	76,190	–	15,600	–	91,790
本年度準備	9,772	–	4,566	–	14,338
於二零零三年三月三十一日	85,962	–	20,166	–	106,128
本年度準備	32,768	–	10,899	470	44,137
於綜合收益表確認之減值虧損	4,598	–	–	–	4,598

20. 物業、機器及設備（續）

本集團之土地及樓宇包括

	於三月三十一日			於二零零五年十二月
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
香港以外地區：				
於中國其他地區之中期租約物業	25,978	25,050	24,122	23,426
於台灣之永久業權物業	12,151	12,392	13,378	12,351
於澳門之中期租約物業	1,100	–	–	–
	39,229	37,442	37,500	35,777

一九九四年於中國其他地區之中期租約土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日之賬面值分別應為21,862,000港元、21,157,000港元、20,452,000港元及19,923,000港元。

於二零零三年、二零零四年及二零零五年三月三十一日，物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額分別為2,660,000港元、1,985,000港元及510,000港元。

截至二零零四年三月三十一日止年度，本集團按代價1,100,000港元出售位於澳門之一項物業。因此，截至二零零三年三月三十一日止年度已參照其後售價就土地及樓宇確認1,305,000港元之減值虧損。

20. 物業、機器及設備（續）

	土地及樓宇	機器及機械	模具	傢俱、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
折舊、攤銷及減值						
於二零零二年四月一日	7,223	34,454	3,375	36,277	2,819	84,148
外幣調整	(1)	–	78	1,439	1	1,517
本年度準備	1,090	3,413	1,225	13,742	1,801	21,271
於收益表確認之減值虧損	1,305	–	–	–	–	1,305
出售時撇除	–	–	(1,723)	(2,920)	(220)	(4,863)
於二零零三年三月三十一日	9,617	37,867	2,955	48,538	4,401	103,378
外幣調整	7	–	–	2,682	4	2,693
本年度準備	1,012	1,470	7	15,968	1,175	19,632
出售時撇除	(2,056)	–	–	(4,456)	(1,928)	(8,440)
於二零零四年三月三十一日	8,580	39,337	2,962	62,732	3,652	117,263
外幣調整	31	–	–	(4,262)	24	(4,207)
本年度準備	1,014	1,106	8	16,886	771	19,785
出售及撇銷時撇除	–	–	–	(14,970)	(1,864)	(16,834)
出售一間附屬公司時撇除	–	–	–	(2,328)	–	(2,328)
於二零零五年三月三十一日	9,625	40,443	2,970	58,058	2,583	113,679
外幣調整	(32)	–	–	(375)	(28)	(435)
本期間準備	762	323	1	8,014	322	9,422
出售及撇銷時撇除	–	–	–	(601)	(42)	(643)
出售一間附屬公司時撇除	–	–	–	(86)	–	(86)
於二零零五年十二月三十一日	10,355	40,766	2,971	65,010	2,835	121,937
賬面淨值						
於二零零五年十二月三十一日	35,777	2,803	–	32,893	1,523	72,996
於二零零五年三月三十一日	37,500	3,126	1	28,128	1,802	70,557
於二零零四年三月三十一日	37,442	4,232	9	35,410	2,410	79,503
於二零零三年三月三十一日	39,229	5,702	16	35,674	3,491	84,112

20. 物業、機器及設備

	土地及樓宇	機器及機械	模具	傢俱、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本值或估值						
於二零零二年四月一日	48,901	43,569	5,160	70,149	8,111	175,890
外幣調整	(55)	–	243	2,035	10	2,233
增項	–	–	–	18,699	748	19,447
出售	–	–	(2,432)	(6,671)	(977)	(10,080)
於二零零三年三月三十一日	48,846	43,569	2,971	84,212	7,892	187,490
外幣調整	331	–	–	3,473	9	3,813
增項	–	–	–	16,518	1,208	17,726
出售	(3,155)	–	–	(6,061)	(3,047)	(12,263)
於二零零四年三月三十一日	46,022	43,569	2,971	98,142	6,062	196,766
外幣調整	1,103	–	–	(4,882)	37	(3,742)
增項	–	–	–	13,528	701	14,229
出售及撇銷	–	–	–	(16,791)	(2,415)	(19,206)
出售一間附屬公司	–	–	–	(3,811)	–	(3,811)
於二零零五年三月三十一日	47,125	43,569	2,971	86,186	4,385	184,236
外幣調整	(993)	–	–	(525)	(42)	(1,560)
增項	–	–	–	13,085	250	13,335
出售及撇銷	–	–	–	(693)	(235)	(928)
出售一間附屬公司	–	–	–	(150)	–	(150)
於二零零五年十二月三十一日	46,132	43,569	2,971	97,903	4,358	194,933
成本值或估值分析：						
於二零零三年三月三十一日						
成本值	20,639	43,569	2,971	84,212	7,892	159,283
估值	28,207	–	–	–	–	28,207
	48,846	43,569	2,971	84,212	7,892	187,490
於二零零四年三月三十一日						
成本值	17,815	43,569	2,971	98,142	6,062	168,559
估值	28,207	–	–	–	–	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
於二零零五年三月三十一日						
成本值	18,918	43,569	2,971	86,186	4,385	156,029
估值	28,207	–	–	–	–	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
於二零零五年十二月三十一日						
成本值	17,925	43,569	2,971	97,903	4,358	166,726
估值	28,207	–	–	–	–	28,207
	46,132	43,569	2,971	97,903	4,358	194,933

19. 每股(虧損)盈利

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月，每股基本(虧損)盈利乃分別按母公司股本持有人應佔年／期內虧損648,620,000港元、溢利13,300,000港元、虧損161,862,000港元、溢利4,094,000港元(未經審核)及虧損127,102,000港元，以及截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月已發行股份之加權平均數分別160,303,174股、164,239,677股、198,244,118股、189,936,529股及224,286,960股計算。

計算截至二零零三年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月之每股攤薄虧損並無假設本公司之購股權已獲行使，原因是行使購股權會導致每股虧損減少。

計算截至二零零四年三月三十一日止年度及截至二零零四年十二月三十一日止九個月之每股攤薄盈利並無假設本公司未行使之購股權已獲行使，原因是該等購股權之行使價高於該年度每股平均市價。

截至二零零三年三月三十一日止年度因採納會計實務準則第12號(經修訂)而對每股基本虧損之比較數字作出之調整，並無對截至二零零三年三月三十一日止年度之每股基本虧損構成重大影響，故並無相應重列每股基本虧損。

下表概述下列事項對每股基本盈利之影響：

每股(虧損)盈利－基本	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	港元	港元	港元	港元	港元
調整前之呈報數字	(4.05)	0.08	(0.81)	0.02	(0.44)
會計政策變動產生之調整(附註3)	–	–	(0.01)	–	(0.13)
重列	(4.05)	0.08	(0.82)	0.02	(0.57)

17. 董事及僱員酬金（續）

(b) 僱員酬金（續）

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向五位最高薪人士支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵或離職補償。

18. 股息

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元（未經審核）	千港元
末期，已派－二零零五年每股6港仙（可選擇以股代息）（二零零四年：每股6港仙；二零零三年：每股2港仙；二零零二年：無）	–	3,206	11,193	11,193	13,418
中期，已派－二零零四年每股5港仙	–	8,015	–	–	–
中期，擬派－每股4港仙（可選擇以股代息）	–	–	–	–	9,045
	–	11,221	11,193	11,193	22,463

17. 董事及僱員酬金（續）

(b) 僱員酬金

截至二零零三年三月三十一日止年度、截至二零零四年及二零零五年三月三十一日止兩個年度各年、截至二零零四年十二月三十一日止九個月及截至二零零五年十二月三十一日止九個月，本集團五位最高薪人士分別包括本公司兩名董事、一名董事、一名董事及一名董事，彼等之酬金詳情已呈列於上文(a)。其餘最高薪人士之酬金總額如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
薪金及其他福利	8,802	9,788	9,916	7,519	7,966
與表現有關之獎金	1,064	3,307	3,898	3,800	5,698
退休福利計劃	50	381	252	169	185
加入時獎金	–	–	–	–	–
	9,916	13,476	14,066	11,488	13,849

	僱員人數				
	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
				(未經審核)	
1,500,001港元至2,000,000港元	–	–	–	2	1
2,000,001港元至2,500,000港元	1	2	2	1	2
2,500,001港元至3,000,000港元	–	–	1	–	–
3,000,001港元至3,500,000港元	–	1	–	–	–
3,500,001港元至4,000,000港元	2	–	–	–	–
5,500,001港元至6,000,000港元	–	1	–	1	–
7,000,001港元至7,500,000港元	–	–	1	–	–
7,500,001港元至8,000,000港元	–	–	–	–	1
	3	4	4	4	4

17. 董事及僱員酬金（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 （未經審核）	千港元
董事袍金	–	–	49	–	74
其他酬金：					
薪金及其他福利	7,175	4,952	3,778	2,850	2,904
退休福利計劃供款	378	130	104	78	79
	7,553	5,082	3,931	2,928	3,057
支付予本公司附屬公司前任董事之離職補償	–	625	–	–	–
	7,553	5,707	3,931	2,928	3,057

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向任何董事支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵。

各董事於有關期間內概無放棄任何酬金。

17. 董事及僱員酬金（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 （未經審核）	千港元
馬慧敏					
袍金	–	–	不適用	不適用	不適用
其他酬金：					
薪金及其他福利	–	–	不適用	不適用	不適用
退休福利計劃供款	–	–	不適用	不適用	不適用
	–	–	不適用	不適用	不適用
施熙德					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–
馬時亨					
袍金	–	不適用	不適用	不適用	不適用
其他酬金：					
薪金及其他福利	–	不適用	不適用	不適用	不適用
退休福利計劃供款	–	不適用	不適用	不適用	不適用
	–	不適用	不適用	不適用	不適用

17. 董事及僱員酬金（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				（未經審核）	
冼志輝					
袍金	不適用	不適用	不適用	不適用	–
其他酬金：					
薪金及其他福利	不適用	不適用	不適用	不適用	–
退休福利計劃供款	不適用	不適用	不適用	不適用	–
	不適用	不適用	不適用	不適用	–
張國華					
袍金					
其他酬金：					
薪金及其他福利	3,625	1,126	不適用	不適用	不適用
退休福利計劃供款	166	26	不適用	不適用	不適用
	3,791	1,152	不適用	不適用	不適用
支付予本公司附屬公司前任董事之離職補償	–	625	不適用	不適用	不適用
	3,791	1,777	不適用	不適用	不適用
曾令嘉					
袍金	–	–	–	–	不適用
其他酬金：					
薪金及其他福利	–	–	–	–	不適用
退休福利計劃供款	–	–	–	–	不適用
	–	–	–	–	不適用

17. 董事及僱員酬金（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元（未經審核）	千港元
張漢傑					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–
郭嘉立					
袍金	不適用	–	24	12	36
其他酬金：					
薪金及其他福利	不適用	–	–	–	–
退休福利計劃供款	不適用	–	–	–	–
	不適用	–	24	12	36
黃景霖					
袍金	不適用	不適用	25	12	38
其他酬金：					
薪金及其他福利	不適用	不適用	–	–	–
退休福利計劃供款	不適用	不適用	–	–	–
	不適用	不適用	25	12	38
袁天凡					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–

17. 董事及僱員酬金（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				（未經審核）	
陳國鴻					
袍金	–	–	–	–	–
其他酬金：	–	–	–	–	–
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–
霍建寧					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–
葉德銓					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–

17. 董事及僱員酬金

(a) 董事酬金

已付或應付予各12名（二零零三年三月三十一日：13名；二零零四年三月三十一日：13名；二零零五年三月三十一日：12名及二零零四年十二月三十一日：12名）董事之酬金如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 （未經審核）	千港元
陳國強					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	–	–	–	–	–
退休福利計劃供款	–	–	–	–	–
	–	–	–	–	–
Yap, Allan					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	2,400	2,400	2,400	1,800	1,800
退休福利計劃供款	120	12	12	9	9
	2,520	2,412	2,412	1,809	1,809
呂兆泉					
袍金	–	–	–	–	–
其他酬金：					
薪金及其他福利	1,150	1,426	1,378	1,050	1,104
退休福利計劃供款	92	92	92	69	70
	1,242	1,518	1,470	1,119	1,174

15. 所得稅支出（續）

截至二零零五年十二月三十一日止九個月，一間於美國經營之主要附屬公司須按稅率41%（二零零三年三月三十一日：39.8%；二零零四年三月三十一日：41%；二零零五年三月三十一日：41%；二零零四年十二月三十一日：41%）就美國應課稅溢利繳納美國企業稅。由於本集團之主要溢利來自該附屬公司，故應採用稅率41%（二零零三年三月三十一日：39.8%；二零零四年三月三十一日：41%；二零零五年三月三十一日：41%；二零零四年十二月三十一日：41%）進行稅項調整。

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

16. 年／期內（虧損）溢利

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 （未經審核）	千港元
年內（虧損）溢利已扣除（計入）以下各項：					
員工成本（包括董事酬金）：					
薪金及其他福利	151,729	170,261	170,850	125,098	121,871
退休福利計劃供款	3,854	3,160	3,178	2,391	2,320
	155,583	173,421	174,028	127,489	124,191
折舊及攤銷：					
無形資產攤銷（包括在行政開支內）	14,338	44,137	51,066	38,300	605
物業、機器及設備之折舊及攤銷	21,271	19,632	19,785	13,807	9,422
	35,609	63,769	70,851	52,107	10,027
呆壞賬準備	36,534	3,208	22,269	14,662	1,532
應收貸款準備	22,056	16,653	8,338	5,469	–
應收孖展貸款準備（準備回撥）	2,429	5,300	(2,387)	–	620
滯銷及陳舊存貨準備	12,277	24,679	25,588	3,084	19,449
核數師酬金	7,003	9,204	8,490	4,778	5,620
其他投資之已變現虧損（收益）淨額／出售持作買賣投資之虧損	83,926	(3,975)	(44,940)	(45,554)	(21,008)
出售物業、機器及設備之虧損（收益）	3,373	696	1,098	(258)	108

15. 所得税支出(續)

有關期間所得税支出與綜合收益表中除所得税前(虧損)溢利對賬如下:

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
除所得税前(虧損)溢利	(574,444)	135,245	17,159	133,667	(120,318)
按適用税率41%計算之税項(二零零三年三月三十一日:39.8%;二零零四年三月三十一日:41%;二零零五年三月三十一日:41%;二零零四年十二月三十一日:41%)	(228,629)	55,450	7,035	54,803	(49,330)
應佔聯營公司業績之税務影響	14,465	24,539	26,612	24,262	8,213
不須繳税收入之税務影響	(35,289)	(4,949)	(11,596)	(9,429)	(3,499)
不能扣税支出之税務影響	154,753	66,915	93,530	(7,354)	85,800
未確認税項虧損之税務影響	23,379	1,501	16,434	13,089	17,133
使用先前未確認税項虧損	(63,843)	(43,228)	(7,308)	(3,602)	(3,665)
使用先前未確認遞延税項資產	22,307	(24,996)	(319)	1,520	(811)
先前已確認遞延税項資產回撥	–	–	27,273	27,273	–
確認過往年度未確認及未使用之税項虧損	–	(24,483)	–	–	–
過往年度超額準備	141	(112)	–	–	–
於其他司法管轄區經營之附屬公司之不同税率之影響	147,744	(26,273)	(31,551)	(11,997)	5,476
由税率增加造成之期初遞延税項負債增加	–	(118)	–	–	–
其他	(2,828)	1,223	(2,713)	1,863	1,757
本年度所得税支出	32,200	25,469	117,397	90,428	61,074

香港利得税就截至二零零四年及二零零五年三月三十一日止年度及截至二零零四年及二零零五年十二月三十一日止九個月估計應課税溢利按17.5%税率計算,而截至二零零三年三月三十一日止年度則按16%税率計算。由於在香港經營之附屬公司之應課税溢利全由結轉之税項虧損所抵銷,故並無於截至二零零四年三月三十一日止年度以及截至二零零四年及二零零五年十二月三十一日止九個月之財務報表中作出香港利得税準備。

14. 出售附屬公司及聯營公司之收益(虧損)淨額

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
出售附屬公司之收益(虧損)	25	(1,282)	3,504	2,991	6,694
出售一間附屬公司部分權益之收益	–	28,594	–	–	–
被視為出售聯營公司權益之虧損淨額	–	(16,935)	(19,251)	(19,251)	–
出售聯營公司權益之(虧損)收益	–	–	–	(10)	4,084
	25	10,377	(15,747)	(16,270)	10,778

15. 所得税支出

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
現時税項:					
香港利得税					
現時税項	141	–	79	–	–
過往年度超額準備	–	(112)	–	–	–
海外	31,773	46,378	100,157	129,339	87,984
	31,914	46,266	100,236	129,339	87,984
遞延税項(附註37)					
本年度	286	(20,679)	17,161	(38,911)	(26,910)
税率變動應佔	–	(118)	–	–	–
	286	(20,797)	17,161	(38,911)	(26,910)
	32,200	25,469	117,397	90,428	61,074

13. 因收購一間聯營公司而產生之商譽之減值虧損

a. 於截至二零零三年三月三十一日止年度，本公司董事已參照一間聯營公司鼎營科技股份有限公司（「鼎營」）之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值（已於往年在資本儲備中列為借項）。該聯營公司於台灣註冊成立，主要從事電子產品及其他周邊設備之推銷。根據當前市況、鼎營之經營業績及折現現金流量預測，104,585,000港元減值虧損獲確立並於綜合收益表中確認。

b. 於截至二零零五年三月三十一日止年度，本公司董事已參照另一間聯營公司中策集團有限公司（「中策」）之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於香港註冊成立，其股份於聯交所上市。經考慮當前市況及中策之經營業績，177,446,000港元減值虧損獲確立並於綜合收益表中確認。

c. 截至二零零五年十二月三十一日止九個月，本公司董事已參照另一間聯營公司普威集團有限公司（「普威」）之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於新加坡共和國註冊成立，其股份於新加坡證券交易所上市，主要從事糧食及家居消費品供應。就普威之消費業務及保健業務分類而言，商譽之賬面值已分配至現金產生單位。

現金產生單位之可收回金額乃按照使用中之價值作基準釐定。彼等之可收回金額乃根據若干主要假設。計算使用中之價值乃使用來自未來三年之最近期財務預算所產生之現金流量預測，以貼現率約10%計算。管理層利用徵稅前稅率估計貼現率，該稅率反映現時市場對金錢時值之評估，以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。

經考慮現行市況及利用貼現率約10%計算之現金流量預測，已識別之減值虧損為14,391,000港元，並已於綜合收益表中確認。

11. 其他經營開支

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
持有其他投資之未變現虧損淨額	26,482	–	–	–	–
持有作買賣投資公平價值減少	–	–	–	–	75,215
撤銷應收長期貸款及利息	10,821	–	–	–	–
物業、機器及設備之減值虧損	1,305	–	–	–	–
收購一間附屬公司所產生商譽之減值虧損	–	4,598	–	–	–
出售投資證券之虧損	–	–	29,712	–	–
	38,608	4,598	29,712	–	75,215

12. 財務費用

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
須於五年內悉數償還之借款利息：					
一銀行貸款及透支	10,458	12,070	5,722	5,011	12,051
一其他貸款	20,360	13,229	11,875	8,739	38,562
一融資租約	244	587	99	81	24
無須於五年內悉數償還之銀行借款利息	607	554	502	393	315
	31,669	26,440	18,198	14,224	50,952

9. 分類資料(續)

分類資產與物業、機器及設備賬面值增項按該等資產所處地理區域列表分析如下:

	分類資產之賬面值				物業、機器及設備增項			
	於三月三十一日			於二零零五年十二月三十一日	截至三月三十一日止年度			截至二零零五年十二月三十一日止九個月
	二零零三年	二零零四年	二零零五年		二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
香港	1,265,517	1,249,153	1,349,581	1,758,593	4,359	1,742	501	183
北美	905,828	1,180,872	1,118,220	1,655,073	10,843	10,944	11,311	11,534
歐洲	184,075	392,483	257,408	210,114	4,080	4,717	2,111	1,314
台灣	291,384	253,034	49,178	60,071	124	234	294	278
其他	269,756	404,195	462,365	402,987	41	89	12	25
	2,916,560	3,479,737	3,236,752	4,086,838	19,447	17,726	14,229	13,334

因無形資產及遞延税項資產不適用於劃入地域分類,故於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別價值337,873,000港元、428,019,000港元、401,383,000港元及236,734,000港元之無形資產及13,298,000港元、35,480,000港元、18,418,000港元及45,440,000港元之遞延税項資產未列入於分類資產賬面值分析表。

10. 其他經營收入

其他經營收入包括下列項目:

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
銀行存款之利息	720	2,938	1,427	2,913	1,771
應收貸款之利息	37,287	18,283	21,130	12,473	30,866
應收聯營公司貸款之利息	639	1,507	94	70	85
匯兑收益淨額	18,974	31,467	324	–	–
互聯網服務收入	5,262	3,363	3,096	2,484	366
專利收入	3,063	2,722	2,787	2,127	1,147
持有其他投資之未變現收益淨額	–	16,829	17,223	11,471	–
出售證券投資之收益淨額	–	9,577	–	–	–
租金收入	–	11,568	27,672	20,685	19,821
買賣衍生財務工具之收益淨額	–	–	15,100	15,100	–
豁免一名第三方之債項	–	–	14,415	–	–
管理費收入	5,778	8,138	3,573	2,311	2,409

9. **分類資料**(續)

	電腦相關產品貿易	企業	綜合
	千港元	千港元	千港元
其他資料 截至二零零四年十二月三十一日止九個月(未經審核)			
資本開支	7,519	12	7,531
折舊及攤銷	49,960	2,145	52,105

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行,證券買賣主要於香港進行,及物業發展及買賣主要於中國進行。

本集團之銷售收入按地域市場列表分析如下(不管貨品/服務來源):

	按地域市場銷售收入				
	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
北美	3,483,037	4,222,099	4,834,806	3,807,021	3,868,906
歐洲	484,362	564,896	581,085	443,959	312,407
其他	195,405	238,935	260,568	183,144	342,170
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. 分類資料(續)

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元
截至二零零四年十二月三十一日止九個月(未經審核)					
收入					
外部銷售	2,962,703	1,392,577	78,844	-	4,434,124
分類業績	164,604	20,807	57,025	-	242,436
利息收入					15,456
未分配企業支出					(13,491)
財務費用					(14,224)
應佔聯營公司虧損					(59,175)
攤銷收購聯營公司所產生之商譽					(21,065)
出售附屬公司及聯營公司之虧損淨額					(16,270)
除所得稅前溢利					133,667
所得稅支出					(90,428)
期內溢利					43,239

9. 分類資料（續）

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元
於二零零五年十二月三十一日之資產及負債					
資產					
分類資產	2,179,160	1,079	128,894	–	2,309,133
聯營公司權益					637,783
未分配企業資產					1,422,096
綜合總資產					4,369,012
負債					
分類負債	1,237,316	–	1,255	–	1,238,571
借款					893,950
未分配企業負債					158,609
綜合總負債					2,291,130

	電腦相關產品貿易 千港元	證券買賣 千港元	企業 千港元	綜合 千港元
其他資料 截至二零零五年十二月三十一日止九個月				
資本開支	13,335	–	–	13,335
折舊及攤銷	9,887	–	140	10,027
商標許可證之減值虧損	164,667	–	–	164,667
收購一間聯營公司權益所產生商譽之減值虧損	–	–	14,391	14,391

9. 分類資料（續）

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元
截至二零零五年十二月三十一日止九個月					
收入					
外部銷售	3,210,121	1,080,566	113,996	118,800	4,523,483
分類業績	105,185	20,189	(53,566)	12,307	84,115
利息收入					32,722
未分配企業收入淨額					2,109
財務費用					(50,952)
應佔聯營公司業績					(20,032)
收購一間聯營公司所產生商譽之減值虧損					(14,391)
出售附屬公司及聯營公司之收益淨額					10,778
商標許可證之減值虧損					(164,667)
除所得稅前虧損					(120,318)
所得稅支出					(61,074)
期內虧損					(181,392)

9. 分類資料(續)

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 (經重列)
於二零零五年三月三十一日之資產及負債					
資產					
分類資產	1,784,675	3,792	144,621	108,000	2,041,088
聯營公司權益					635,729
未分配企業資產					979,736
綜合總資產					3,656,553
負債					
分類負債	872,534	–	103	1,512	874,149
借款					243,351
未分配企業負債					283,062
綜合總負債					1,400,562

	電腦相關產品貿易 千港元	企業 千港元	綜合 千港元
其他資料 截至二零零五年三月三十一日止年度			
於二零零五年一月一日以後收購一間附屬公司額外權益所產生之商譽	24,430	–	24,430
資本開支	13,758	471	14,229
折舊及攤銷	69,290	1,561	70,851
收購一間聯營公司所產生商譽之減值虧損	–	177,446	177,446
其他非現金開支	42,876	31,280	74,156

9. 分類資料（續）

	電腦相關產品貿易 千港元	企業 千港元	綜合 千港元 （經重列）
其他資料 截至二零零四年三月三十一日止年度			
收購一間聯營公司權益所產生之商譽增加	–	208,760	208,760
收購一間附屬公司所產生之無形資產（商譽除外）增加	198,065	–	198,065
資本開支	16,946	780	17,726
折舊及攤銷	61,640	2,129	63,769
收購一間附屬公司所產生商譽之減值虧損	–	4,598	4,598
其他非現金開支	42,651	24,820	67,471

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 （經重列）
截至二零零五年三月三十一日止年度					
收入					
外部銷售	3,977,713	1,565,262	93,884	39,600	5,676,459
分類業績	256,558	24,847	77,263	2,105	360,773
利息收入					22,651
未分配企業支出					(63,933)
變現收購一間聯營公司額外權益所產生之負商譽					2,057
財務費用					(18,198)
應佔聯營公司虧損					(64,909)
收購一間聯營公司所產生商譽之減值虧損					(177,446)
攤銷收購聯營公司所產生之商譽					(28,089)
出售附屬公司及聯營公司之虧損淨額					(15,747)
除所得税前溢利					17,159
所得税支出					(117,397)
年內虧損					(100,238)

9. 分類資料(續)

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 (經重列)
截至二零零四年三月三十一日止年度					
收入					
外部銷售	3,737,278	1,237,703	34,949	16,000	5,025,930
分類業績	206,695	21,881	20,804	5,656	255,036
利息收入					22,728
未分配企業支出					(48,948)
財務費用					(26,440)
應佔聯營公司虧損					(59,857)
攤銷收購聯營公司所產生之商譽					(17,651)
出售附屬公司及聯營公司之收益淨額					10,377
除所得税前溢利					135,245
所得税支出					(25,469)
年內溢利					109,776

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 (經重列)
於二零零四年三月三十一日之資產及負債					
資產					
分類資產	2,109,537	1,561	132,964	145,085	2,389,147
聯營公司權益					906,409
未分配企業資產					647,680
綜合總資產					3,943,236
負債					
分類負債	1,105,559	–	4,467	1,512	1,111,538
借款					356,980
未分配企業負債					196,380
綜合總負債					1,664,898

9. 分類資料（續）

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 (經重列)
於二零零三年三月三十一日之資產及負債					
資產					
分類資產	1,395,363	983	193,920	–	1,590,266
聯營公司權益					271,362
證券投資					902,980
未分配企業資產					503,123
綜合總資產					3,267,731
負債					
分類負債	880,683	–	3,161	–	883,844
借款					417,468
未分配企業負債					62,254
綜合總負債					1,363,566

	電腦相關產品貿易 千港元	企業 千港元	綜合 千港元 (經重列)
其他資料 截至二零零三年三月三十一日止年度			
收購一間附屬公司額外權益所產生之商譽增加	199,590	–	199,590
資本開支	15,810	3,637	19,447
折舊及攤銷	33,657	1,952	35,609
投資證券減值虧損	–	323,287	323,287
物業、機器及設備減值虧損	–	1,305	1,305
其他非現金開支	76,669	5,706	82,375

9. 分類資料(續)

有關該等業務之分類資料呈列如下:

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	物業發展及買賣 千港元	綜合 千港元 (經重列)
截至二零零三年三月三十一日止年度					
收入					
外部銷售	2,975,181	1,109,617	78,006	–	4,162,804
分類業績	97,875	20,177	(110,408)	–	7,644
利息收入					38,646
未分配企業支出					(38,644)
投資證券之減值虧損					(323,287)
財務費用					(31,669)
應佔聯營公司虧損					(36,367)
收購一間聯營公司所產生商譽之減值虧損					(104,585)
出售附屬公司之收益淨額					25
攤銷收購一間聯營公司所產生之商譽					(6,612)
借予聯營公司之貸款準備					(79,595)
除所得税前虧損					(574,444)
所得税支出					(32,200)
年內虧損					(606,644)

8. 收入

收入乃本集團於有關期間及截至二零零四年十二月三十一日止九個月售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額，有關詳情分析如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
銷售貨品	4,084,798	4,974,981	5,542,975	4,355,280	4,290,687
證券買賣	78,006	34,949	93,884	78,844	113,996
銷售其他資產(附註27)	–	16,000	39,600	–	118,800
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. 分類資料

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

業務分類

本集團由四種業務分類組成，即電腦相關產品、消費電子產品貿易、證券買賣以及物業發展及買賣。

於二零零五年重新評估業務後，本集團於截至二零零五年三月三十一日止年度及截至二零零五年十二月三十一日止九個月將物業發展及買賣業務視為本集團第四項核心業務，故有關收入乃披露為本集團本年度營業額。截至二零零四年三月三十一日止年度，此項業務乃計入其他收入項目。比較數字已經重列以符合二零零五年之呈列方式。

7. 財務風險管理目標及政策

本集團之主要財務工具包括股本及債務投資、借款、貿易及其他應收款項、應收短期貸款、應收孖展貸款及銀行存款或應付款項、貿易及其他應付款項以及融資租約承擔及銀行存款或應付款項。該等財務工具詳情於各附註披露。下文列載與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

貨幣風險

本公司之若干附屬公司有以外幣計值之銷售，令本集團承受外幣風險。為降低外幣風險，本集團根據其風險管理政策就預計極可能出售之外幣訂立外幣遠期合約。

本集團若干貿易應收款項、應收短期貸款及借款乃以外幣計值。本集團現時尚無外幣對沖政策。然而，管理層監控外匯風險，並會考慮於必要時對沖重大外幣風險。

公平價值利率風險

本集團之公平價值利率風險涉及以固定利率及浮動利率計息之借款(該等借款之詳情見附註34)。對於該等固定利率借款，本集團致力於使借貸利率保持浮動。

信貸風險

倘對方於二零零五年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認財務資產而須承受之最大信貸風險，為已於綜合資產負債表列值之資產之賬面金額。為降低信貸風險，本集團管理層已委派一組人員負責制訂信貸限額、信貸審批及其他監控措施，以確保採取跟進措施收回逾期未付之債項。此外，本集團於各結算日評估每項個別貿易應收債項之可收回金額，以確保就不可收回金額所作出之減值虧損已足夠。就此，本公司董事認為本集團之信貸風險已大幅降低。

本集團並無集中之信貸風險，有關風險乃分散至多個其他方及客戶。

價格風險

於各結算日，本集團之可供出售之投資及持作買賣投資乃按公平價值計量。因此，本集團須承受股本及債務證券價格風險。管理層藉持有不同風險範圍之投資之組合而管理此類風險。

6. 關鍵會計判斷及主要不確定估計來源（續）

存貨準備

本集團管理層於各結算日審閱賬齡分析，並對確認為不再適合用於生產之過時及滯銷庫存品進行準備。管理層估計此等製成品及在製品之可變現淨值主要根據最近期之發票價格及目前市況而釐定。本集團於各結算日對每種產品進行盤點，並對過時品種作出準備。

商譽及商標許可證估計減值

釐定商譽及商標許可證是否出現減值時須估計商譽及商標許可證所獲分配之現金產生單位使用價值。本集團計算使用價值時須就預期源自該現金產生單位之日後現金流量及合適之折現率作出估計，以計算現值。於二零零五年十二月三十一日，商譽及商標許可證賬面值分別為168,531,000港元及62,020,000港元。有關計算可收回金額之詳情於附註21披露。

所得税

於二零零五年十二月三十一日，有關未動用税項虧損之遞延税項資產約1,041,000港元已於本集團之資產負債表中確認。變現遞延税項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課税臨時差額而定。倘產生之未來實際溢利乃少於或多於預期，遞延税項資產可能會予以實質回撥或進一步確認，而該未來溢利會於有關回撥或進一步確認發生期間之收益表內確認。

5. 重大會計政策（續）

遞延税項負債乃按因附屬公司及聯營公司投資而引致之應課税臨時差額而確認，惟本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延税項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課税溢利恢復全部或部份資產價值時作調減。

遞延税項乃按預期於負債清償或資產變現期間適用之税率計算。遞延税項於收益表中扣除或計入，惟倘遞延税項直接在股東權益中扣除或計入之情況（在此情況下遞延税項亦會於股東權益中處理）除外。

退休福利成本

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

6. 關鍵會計判斷及主要不確定估計來源

應用附註5所述之本集團會計政策時，管理層曾進行下列判斷，對於財務報表中確認之金額具有重大影響。下文詳述有關日後主要假設及於結算日其他主要不確定估計來源，而該等假設及不確定估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險。

折舊及攤銷

本集團於二零零五年十二月三十一日物業、機器及設備之賬面淨值為72,996,000港元。本集團以直線法對其機器及機械於其估計可用年期三至四年內，經計及其估計剩餘價值，採用直線法以年利率2.5%至33%，由設備投入生產之日開始計算。估計可用年期及本集團將設備投入生產之日期乃反映董事於該期間內之估計，即本集團計劃將來從機器及設備之使用中可獲取之經濟利益。

呆壞賬準備

本集團之呆壞賬準備政策以可收回性評估、賬齡分析及管理層判斷為基礎。評估該等應收款項之最終變現能力需要進行大量判斷，包括客戶之現時信譽及過往收款歷史記錄。倘本集團客戶財務狀況日趨惡化，削弱其付款能力，則須提撥額外準備。

5. 重大會計政策（續）

其他財務負債

其他財務負債包括貿易及其他應付款項、應付孖展貸款、應派股息、應付一間聯營公司款項、應付一名少數股東款項、借款、應付票據、融資租約承擔及銀行透支，其後利用實際利率法按攤銷成本計量。

股本工具

本公司發行之股本工具乃按已收所得款項減直接發行成本後入賬。

衍生財務工具及對沖

本集團不符合資格作對沖會計用途之衍生工具被視為持作買賣財務資產或持作買賣財務負債。有關衍生工具之公平價值變動於產生時在損益確認。

終止確認

當應收資產現金流動之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，則終止確認有關財務資產。於終止確認財務資產時，該項資產賬面值與已收代價及於股東權益中直接確認之累計盈虧總數間之差額會於損益確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債會自本集團資產負債表剔除。終止確認之財務負債賬面值與已付代價間差額於損益確認。

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按有關期間應課稅溢利計算。應課稅溢利與收益表中所報純利不同，乃由於前者不包括在其他年度應課稅或可扣減收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而預期應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因（業務合併以外原因）初步確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

5. 重大會計政策（續）

貸款及應收款項

貸款及應收款項（包括貿易及其他應收款項、應收短期貸款、應收有關連公司之短期貸款、應收孖展貸款及銀行存款）為有固定或可確定付款而並無活躍市場報價之非衍生財務資產。於首次確認後各結算日，貸款及應收款項按攤銷成本以實際利率法減去任何已識別減值虧損入賬。當有客觀證據證明資產已減值，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算時，減值虧損在損益確認。當資產之可收回數額增加在客觀而言與確認減值後所發生之事件有關，減值虧損會於其後期間回撥，惟規定資產在回撥減值當日之賬面值不得超過如無確認減值之攤銷成本。

可供出售之財務資產

可供出售之財務資產為指定或不獲劃分為任何其他類別（如上文所載）之非衍生工具。於初步確認後各結算日，持至期滿日投資按公平價值計量。公平價值之變動於股東權益中確認，直至財務資產出售或確定出現減值為止，在此情況下，先前在股東權益確認之累計收益或虧損自股東權益撇銷，並計入損益。可供出售之財務資產之任何減值虧損計入損益，而可供出售之財務資產之減值虧損不會於其後期間回撥。至於可供出售之債務投資，倘投資公平價值之增加在客觀而言與確認減值虧損後發生之事項有關，則有關之減值虧損會於其後回撥至股本。

至於在活躍市場並無市場報價及其公平價值無法可靠地計量之可供出售之股本投資，以及與該等非上市股本投資有關並須以交付該等投資結算之衍生工具，則須於初步確認後按成本減減值虧損計量。「貸款及應收款項」及「持至期滿日財務資產」於初步確認後各結算日按成本減任何已識別減值虧損計量。當有客觀證據證明資產已減值，則減值虧損在損益確認。減值虧損金額按資產賬面值與按類似財務資產之現時市場回報率貼現之估計日後現金流量現值之差額計量。有關減值虧損不會於其後期間回撥。

財務負債及股本

集團實體發行之財務負債及股本工具根據所訂立合約協議性質以及財務負債及股本工具之定義分類。

股本工具乃證明集團資產經扣除一切負債後之剩餘權益之任何合約。本集團之財務負債一般劃分為按公平價值列賬並在損益表內處理之財務負債及其他財務負債。就財務負債及股本工具採納之會計政策載於下文。

5. 重大會計政策（續）

以股份償付

股本結算及以股份償付之交易

授予僱員之購股權

參照於授出日期授出購股權之公平價值釐定之已收入服務公平價值乃於歸屬期內按直線法支銷，而股東權益（購股權儲備）則相應增加。

於行使購股權時，以往於購股權儲備確認之款項將撥入股份溢價。當購股權於屆滿日期沒收或仍未行使時，以往於購股權儲備確認之款項將繼續保留於購股權儲備。

財務工具

倘集團實體成為工具合約條文之訂約方，則於資產負債表確認財務資產及財務負債。財務資產及財務負債初步按公平價值計量。購入或發行財務資產及財務負債直接應佔之交易成本（按公平價值列賬並在損益表內處理之財務資產及財務負債除外）乃於初步確認時加入，或從財務資產或財務負債之公平價值扣除（如適用）。購入按公平價值列賬並在損益表內處理之財務資產或財務負債即時於損益中確認。

財務資產

本集團之財務資產分為四類，包括按公平價值列賬並在損益表內處理之財務資產、貸款及應收款項、持至期滿日財務資產及可供出售之財務資產。所有定期之財務資產買賣於交易日確認或終止確認。定期之財務資產買賣指購買或出售根據有關市場規則或慣例設定之時限內交付之財務資產。以下載列各類財務資產所採納之會計政策。

按公平價值列賬並在損益表內處理之財務資產

按公平價值列賬並在損益表內處理之財務資產分為兩小類，包括持作買賣財務資產及於初步確認時指定按公平價值列賬並在損益表內處理之財務資產。於初步確認後各結算日，按公平價值列賬並在損益表內處理之財務資產按公平價值計量，而公平價值之變動則於產生之期間內直接於損益確認。

5. 重大會計政策（續）

本集團為承租人

根據融資租約持有之資產於訂立租約時按公平價值或最低租金付款現值（以較低者為準）確認為本集團之資產。對出租人之相應負債以融資租約承擔計入資產負債表。租約付款乃劃分為財務費用及租約責任調減，以達致責任餘額之固定利用。財務費用直接於損益中扣除。

根據經營租約應付之租金於有關租期內按直線法於損益中扣除。作為訂立經營租約獎勵之已收及應收利益於租期內按直線法確認為租金支出減少。

其他資產

其他資產（指可持作出售之土地之發展權）按成本值或可變現淨值兩者中之較低者列賬。

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及（倘適用）將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

外幣

於編製各個別集團實體之財務報表時，以實體功能貨幣以外之貨幣（外幣）進行之交易以其功能貨幣（即該實體經營之主要經濟環境之貨幣）按交易日通用之匯率記錄。於各結算日，以外幣列值之貨幣項目以結算日通用之匯率重新換算。按公平價值以外幣定值之非貨幣項目乃按於公平價值釐定當日之適用匯率重新換算。按外幣過往成本計量之非貨幣項目並無重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於產生之有關間內於損益賬中確認，惟構成本集團海外業務淨投資一部分之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額會於綜合財務報表內之股東權益中確認。重新換算以公平價值定值之非貨幣項目經後產生之匯兑差額於該期間列作損益，惟重新換算直接於股東權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於股東權益內確認。

5. 重大會計政策（續）

減值虧損其後回撥時，資產之賬面值增至 可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該 產並無確認減值虧損而釐定之賬面值。減值虧損之回撥隨即被確認為收入 協議日期為二零零五年一月一日或之後之業務合併所產生商譽確認之減 損不會於往後期間回撥。

物業、機器及設備

物業、機器及設備按成本值或估值減累計 、攤銷及累計減值虧損列賬。

本集團採納香港會計準則第16號「物業、機 設備」第80A段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前 估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估

物業、機器及設備之折舊及攤銷準備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地及樓宇	按租約年期或2.5% – 5%
機器及機械	10% – 20%
模具	25% – 33%
傢俱、裝置及設備	10% – 33%
汽車	20% – 25%

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

租約

凡租約條款中將擁有權之大部份風險及回報撥歸於承租人之租約均界定為融資租約。所有其他租約均歸類為經營租約。

本集團為出租人

經營租約的租金收入於有關租期內按直線法在收益表確認。磋商及安排經營租約時產生之初步直接成本乃加入租賃資產之賬面值，並於租期內按直線法確認為支出。

5. 重大會計政策(續)

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據經營租約出租之物業事先發出發票收取之租金收入,乃根據個別租約年期按直線法確認。

財務資產之利息收入按時間以尚未償還之本金金額及適用之實際利率計算,有關利率為於財務資產之可用年期用以準確地貼現估計未來現金收款至該資產之賬面淨值之利率。

聯營公司投資

聯營公司之業績及資產與負債利用權益會計法計入該等財務報表。根據權益法,聯營公司投資以成本(就本集團應佔該聯營公司損益及股東權益變動之收購後變動而調整)減任何已識別減值虧損於綜合資產負債表入賬。倘本集團應佔聯營公司虧損相等於或超出其於該聯營公司的權益(包括任何實際上構成本集團之聯營公司淨投資一部分之長期權益),則本集團不會再確認其應佔之進一步虧損。倘本集團產生法定或推定責任或代表該聯營公司付款時,方會就額外應佔虧損作出準備及確認負債。

倘集團實體與本集團一間聯營公司進行交易,則以本集團於有關聯營公司之權益對銷損益。

減值(商譽、無限可用年期之無形資產及未能使用之無形資產除外)

本集團於每個結算日均會審閱資產之賬面值,以決定有關資產是否有任何跡象出現減值虧損。倘估計資產之可收回金額低於其賬面值,則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

5. 重大會計政策（續）

於二零零五年一月一日後於收購時產生之商譽確認為一項資產，最初按成本值計量，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以回撥。

收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出收購成本之部分（「收購折讓」）

收購附屬公司、聯營公司或共同控制實體產生之收購折讓為收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出業務合併成本之部分。收購折讓即時確認為損益。收購聯營公司產生之收購折讓（以權益法入賬）於釐定投資人應佔聯營公司業績時計入購入投資期間之收入。

誠如上文附註2所闡述，於二零零五年四月一日之所負商譽已不予確認，而本集團之保留溢利已作出相應調整。

商標許可證

於二零零五年三月三十一日前，無形資產按十至二十年之估計可用年期攤銷。二零零五年四月一日開始之期間，未可使用之無限可用年期無形資產及商標許可證乃透過比較其賬面值與可收回金額每年進行減值測試，而不論是否有任何跡象出現減值。按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法攤銷其成本。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。

有限年期之商標許可證乃按成本值減攤銷及任何已識別減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法攤銷其成本。

專利權

專利權按最初成本值計量並按其估計可用年期以直線法攤銷。

4. 會計估計之變動

折舊率之變動

於二零零四年四月一日前，若干傢俱、裝置及設備按年率10%折舊。由二零零四年四月一日起，該等傢俱、裝置及設備按年率33%折舊，有關年率反映本集團有關該等資產可用年期之過往經驗。折舊率變動已使截至二零零五年三月三十一日止年度之折舊開支增加3,003,000港元。截至二零零三年及二零零四年三月三十一日止年度及截至二零零五年十二月三十一日止九個月，折舊率並無其他變動。

5. 重大會計政策

財務資料乃按歷史成本法擬備，惟已就若干物業及財務工具（如下文所載之會計政策所闡述按經修訂金額或公平價值計量）作修訂。財務資料已遵循下列符合香港會計準則及香港財務報告準則之主要會計政策而編製。

綜合基準

綜合財務報表包括本公司及其附屬公司之財務報表。

於有關期間內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日（以適用者計）於綜合收益表入賬。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策符合本集團其他成員公司所用者。

本集團公司之間所有重大交易、結存、收入及開支均於綜合賬目時撇銷。

綜合附屬公司資產淨值內之少數股東權益與本集團於其中的股東權益分開識別。資產淨值內之少數股東權益包括在原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。適用於少數股東之虧損超出於附屬公司股東權益之少數股東權益之數額將與本集團之權益作出分配，惟少數股東具約束力責任及可以其他投資補足虧損者除外。

商譽

於綜合時產生之商譽指收購成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，並將於出售與商譽有關之業務或與商譽有關之現金產生單位（「現金產生單位」）減值之時，於保留盈利中扣除。

至於二零零五年四月一日後於收購時產生之已被資本化之商譽，本集團已由二零零五年一月一日起終止攤銷，而有關商譽會每年及於有跡象顯示與商譽有關之現金產生單位可能減值時，則會進行減值測試。

3. 會計政策變動影響摘要(續)

採納新香港財務報告準則對本集團於二零零二年四月一日之股東權益之財務影響概述如下:

	如原先呈列	會計實務準則第12號	香港會計準則第1號	經重列
	千港元	千港元 (附註2)	千港元 (附註2)	千港元
股本	160,301	–	–	160,301
資本儲備	(138,749)	–	–	(138,749)
其他儲備	1,886,811	–	–	1,886,811
保留溢利	338,805	6,616	–	345,421
少數股東權益	–	6,218	214,611	220,829
對股東權益之總影響	2,247,168	12,834	214,611	2,474,613

本集團並無提前應用以下已頒佈但尚未生效之新準則或詮釋。本公司董事預計,應用該等準則或詮釋將不會對本集團之財務報表構成任何重大影響。

香港會計準則第1號(修訂本)	資本披露[1]
香港會計準則第19號(修訂本)	精算盈虧、集團計劃及披露[2]
香港會計準則第21號(修訂本)	外國業務淨投資[2]
香港會計準則第39號(修訂本)	預測集團內部交易之現金流量對沖會計方法[2]
香港會計準則第39號(修訂本)	公平價值期權[2]
香港會計準則第39號及香港財務報告準則第4號(修訂本)	金融擔保合約[2]
香港財務報告準則第6號	開拓及評估礦物資源[2]
香港財務報告準則第7號	財務工具:披露[1]
香港 (IFRIC) – 詮釋第4號	釐定安排是否包含租賃[2]
香港 (IFRIC) – 詮釋第5號	解除、恢復及環境修復基金所產生權益之權利[2]
香港 (IFRIC) – 詮釋第6號	參與特定市場 — 廢物電業及電子設備所產生之負債[3]
香港 (IFRIC) – 詮釋第7號	根據香港會計準則第29號惡性通貨膨脹經濟中財務報告應用重列法[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。

[2] 於二零零六年一月一日或之後開始之年度期間生效。

[3] 於二零零五年十二月一日或之後開始之年度期間生效。

[4] 於二零零六年三月一日或之後開始之年度期間生效。

3. 會計政策變動影響摘要（續）

於二零零五年三月三十一日

	於二零零五年三月三十一日（如原先呈列）千港元	追溯調整 香港會計準則第1號 千港元	追溯調整 香港詮釋第2號 千港元	於二零零五年三月三十一日（重列）千港元	於二零零五年四月一日之調整（附註）千港元	於二零零五年四月一日（重列）千港元
物業、機器及設備	70,557	-	-	70,557	-	70,557
聯營公司權益	636,666	-	(937)	635,729	27,590	663,319
證券投資（非流動）	123,534	-	-	123,534	(123,534)	-
可供出售之投資	-	-	-	-	123,534	123,534
證券投資（流動）	144,435	-	-	144,435	(144,435)	-
持作買賣投資	-	-	-	-	144,435	144,435
其他資產淨值	1,281,736	-	-	1,281,736	-	1,281,736
對資產及負債之總影響	2,256,928	-	(937)	2,255,991	27,590	2,283,581
股本	2,236	-	-	2,236	-	2,236
資本儲備	(22,137)	-	-	(22,137)	22,137	-
其他儲備	1,685,323	-	-	1,685,323	11,947	1,697,270
保留溢利	141,889	-	(937)	140,952	(6,494)	134,458
少數股東權益	-	449,617	-	449,617	-	449,617
對股東權益之總影響	1,807,311	449,617	(937)	2,255,991	27,590	2,283,581
少數股東權益	449,617	(449,617)	-	-	-	-

附註：計入聯營公司權益之約27,365,000港元調整代表本集團之一間聯營公司採納新香港財務報告準則。其他調整代表採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

3. 會計政策變動影響摘要（續）

於二零零四年三月三十一日

	如原先呈列	香港會計準則第1號	經重列
	千港元	千港元	千港元
資產及負債總值	2,278,338	–	2,278,338
股本	1,866	–	1,866
資本儲備	(21,581)	–	(21,581)
其他儲備	1,734,016	–	1,734,016
保留溢利	158,880	–	158,880
少數股東權益	–	405,157	405,157
對股東權益之總影響	1,873,181	405,157	2,278,338
少數股東權益	405,157	(405,157)	–

3. 會計政策變動影響摘要（續）

截至二零零四年十二月三十一日止九個月

	香港會計準則第1號 千港元 （附註2） （未經審核）
應佔聯營公司虧損增加	(3,507)
所得稅支出減少	3,507
	–

新香港財務報告準則對於各結算日之累積影響概述如下：

於二零零三年三月三十一日

	如原先呈列 千港元	香港會計準則第1號 千港元	經重列 千港元
資產及負債總值	1,904,165	–	1,904,165
股本	1,603	–	1,603
資本儲備	(34,164)	–	(34,164)
其他儲備	1,605,327	–	1,605,327
保留溢利	156,801	–	156,801
少數股東權益	–	174,598	174,598
對股東權益之總影響	1,729,567	174,598	1,904,165
少數股東權益	174,598	(174,598)	–

3. 會計政策變動影響摘要（續）

截至二零零五年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	香港詮釋第2號 千港元 （附註2）	總影響 千港元
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	–	4,247
年內虧損增加	–	(937)	(937)

截至二零零五年十二月三十一日止九個月

	香港會計準則第1號 千港元 （附註2）	香港會計準則第38號 千港元 （附註2）	香港會計準則第39號 千港元 （附註2）	香港財務報告準則第3號 千港元 （附註2）	總影響 千港元
行政開支減少	–	38,300	–	36,607	74,907
變現增購一間聯營公司的權益所產生之負商譽減少	–	–	–	(17)	(17)
攤銷收購聯營公司所產生之商譽減少	–	–	–	5,522	5,522
應佔聯營公司虧損增加	(1,435)	–	–	–	(1,435)
所得稅支出減少	1,435	–	–	–	1,435
非上市可換票據換股權公平價值變動	–	–	(51,813)	–	(51,813)
	–	38,300	(51,813)	42,112	28,599

3. 會計政策變動影響摘要（續）

截至二零零四年十二月三十一日止九個月

	香港會計準則第1號 千港元 （附註2） （未經審核）
應佔聯營公司虧損增加	(3,507)
所得稅支出減少	3,507
	–

(ii) 對收益表項目

截至二零零三年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）
應佔聯營公司虧損增加	(3,841)
所得稅支出減少	3,841
	–

截至二零零四年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）
應佔聯營公司虧損增加	(2,377)
所得稅支出減少	2,377
	–

3. 會計政策變動影響摘要(續)

截至二零零五年三月三十一日止年度

	香港會計準則第1號 千港元 (附註2)	香港詮釋第2號 千港元 (附註2)	總影響 千港元
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	–	4,247
年內虧損減少	–	(937)	(937)

截至二零零五年十二月三十一日止九個月

	香港會計準則第1號 千港元 (附註2)	香港會計準則第38號 千港元 (附註2)	香港會計準則第39號 千港元 (附註2)	香港財務報告準則第3號 千港元 (附註2)	總影響 千港元
變現增購一間聯營公司的權益所產生之負商譽減少	–	–	–	(17)	(17)
攤銷商譽減少	–	–	–	18,891	18,891
攤銷商標許可證減少	–	38,300	–	17,716	56,016
攤銷收購聯營公司所產生之商譽減少	–	–	–	5,522	5,522
應佔聯營公司虧損增加	(1,435)	–	–	–	(1,435)
所得稅支出減少	1,435	–	–	–	1,435
非上市可換票據換股權公平價值變動	–	–	(51,813)	–	(51,813)
期內溢利增加(減少)	–	38,300	(51,813)	42,112	28,599

2. 會計政策變動／應用香港財務報告準則（續）

酒店物業

香港詮釋第2號（「香港詮釋第2號」）「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團聯營公司已議決使用成本值模式將此等酒店物業入賬。在香港詮釋第2號未附任何具體過渡條文之情況，此項新會計政策已追溯應用。比較數字已予重列。截至二零零五年三月三十一日止年度已作出937,000港元之調整以減少應佔聯營公司資產淨值及減少保留溢利（財務影響見附註3）。

3. 會計政策變動影響摘要

附註2所述之會計政策變動對有關期間及截至二零零四年十二月三十一日止九個月業績之影響如下：

(i) 對業績

截至二零零三年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	會計實務準則第12號 千港元 （附註2）	總影響 千港元
應佔聯營公司虧損增加	(3,841)	–	(3,841)
所得稅支出減少（增加）	3,841	(148)	3,693
年內虧損增加	–	(148)	(148)

截至二零零四年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	會計實務準則第12號 千港元 （附註2）	總影響 千港元
應佔聯營公司虧損增加	(2,377)	–	(2,377)
所得稅支出減少	2,377	8,877	11,254
年內溢利增加	–	8,877	8,877

2. 會計政策變動／應用香港財務報告準則（續）

財務工具（續）

除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債（以往不在會計實務準則第24號之範疇內）進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利率法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團財務資產及財務負債並無重大影響。

可換票據之投資

由二零零五年四月一日起，本集團對於截至二零零五年十二月三十一日止期間內收購之可換票據已應用香港會計準則第39號。根據香港會計準則第39號，若可換票據之換股權部份屬於內在衍生工具，則須與可換票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換票據當日以及其後之報告日期作出估計。非上市可換票據換股權之公平價值變動乃於溢利及虧損直接確認（財務影響見附註3）。

以股份償付

由二零零五年四月一日起，本集團已應用香港財務報告準則第2號「以股份償付」，「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價（「股本結算交易」），或以其他相等值資產換取特定數目股份或股份權利之代價（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平價值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。本集團對二零零五年四月一日或之後授予之股份應用香港財務報告準則第2號。至於在二零零五年四月一日前授予之股份，根據相關之過渡條文，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份應用香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

2. 會計政策變動／應用香港財務報告準則（續）

業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計量。於二零零五年，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。此項會計政策變動已被追溯應用，由於土地及樓宇沒有可靠地分配，故對本集團於二零零五年四月一日之保留溢利並無構成重大影響。於土地之租賃權益繼續計作物業、機器及設備入賬。

財務工具

於二零零五年，本集團應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯應用。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。實施香港會計準則第39號對本集團之主要影響概列如下：

財務資產及財務負債之分類及計量

本集團已應用香港會計準則第39號之相關過渡條文，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

於二零零五年三月三十一日前，本集團乃按照會計實務準則第24號之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，本集團之債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」（如適用）。「投資證券」按成本值減任何已確認減值虧損列賬，而「其他投資」則按公平價值計量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減任何已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之投資」、「貸款及應收款項」或「持至期滿日財務資產」。上述分類視乎購入資產之目的而定。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售之投資」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日財務資產」利用實際利率法計算之已攤銷成本計量（財務影響見附註3）。

2. 會計政策變動／應用香港財務報告準則（續）

業務合併

由二零零五年四月一日起，本集團已應用香港財務報告準則第3號之過渡條文，主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前因收購而產生之商譽保留在儲備，而於二零零一年四月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號之相關過渡條文（「過渡條文」）。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或聯營公司內而言，本集團由二零零五年四月一日起已不再將有關商譽攤銷，而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後（如有）按成本值減累計減值虧損後入賬。此項會計政策之變動，致使截至二零零五年十二月三十一日止九個月不再計算任何商譽攤銷。根據過渡條文，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及13,060,000港元商譽轉撥至保留溢利（財務影響見附註3）。

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額（前稱為「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡條文，本集團不再確認於二零零五年四月一日之所有收購折讓，其中約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減（財務影響見附註3）。

應用香港會計準則第38號「無形資產」後，無形資產乃識別為擁有無限可用年期

於以往期間，無形資產乃於其估計可用年期十年至二十年內攤銷。由二零零五年四月一日開始之期間起，本集團首次應用香港會計準則38號，其規定無形資產須按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損（如有）列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五四月一日起停止對無限可用年期之無形資產作攤銷。截至二零零五年十二月三十一日止九個月，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零五年十二月三十一日止九個月之攤銷開支已減少約38,300,000港元。比較數字並無重列。

2. 會計政策變動／應用香港財務報告準則（續）

截至二零零五年三月三十一日止年度，本集團首次就協議日期為二零零五年一月一日或以後之業務合併之會計方法，應用適用於協議日期為二零零五年一月一日或以後之業務合併之香港財務報告準則（「香港財務報告準則」）第3號「業務合併」。就協議日期為二零零五年一月一日以前之業務合併而言，所產生之商譽乃按照香港會計師公會頒佈之會計實務準則第30號「業務合併」（「會計實務準則第30號」）列賬。根據會計實務準則第30號，商譽乃指收購成本超逾本集團於收購附屬公司或聯營公司之日於可識別資產及負債之公平價值之權益之數額，按成本減累計攤銷及累計減值虧損列賬。根據會計實務準則第30號，負商譽乃指本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值超逾收購成本之數額，列為資產扣減。倘有關負商譽乃因於收購日期預期之虧損或開支引致，則會於有關虧損或開支產生之期間撥入收入。香港財務報告準則第3號規定，收購所產生之商譽乃指收購成本超過本集團於收購日期於可識別資產、負債及或然負債公平淨值之權益之金額。於初步確認後，香港財務報告準則第3號規定商譽須按成本減累計減值虧損列賬。香港財務報告準則第3號禁止攤銷商譽。倘經重新評估後，本集團於被收購方可識別資產、負債及或然負債公平淨值之權益超過業務合併成本，則超出部份（稱為「收購折讓」）將立即於收益表內確認。因應用香港財務報告準則第3號而引致確認之商譽為24,430,000港元（附註21(b)），有關商譽不須予以攤銷，惟須作減值評估，而因增購一間聯營公司權益產生之收購折讓為2,057,000港元，已計入截至二零零五年三月三十一日止年度之收益表。

由二零零五年四月一日起，本集團首次採納多項由香港會計師公會頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則、香港會計準則（「香港會計準則」）及詮釋（下文統稱為「新香港財務報告準則」）。應用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更，特別是少數股東權益與應佔聯營公司稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變，而本會計年度或前期會計年度之業績編製及呈列方式亦因而受到影響（財務影響見附註3）。

財務資料附註

1. 一般事項

本公司於一九九一年九月三日在百慕達根據百慕達一九八一年公司法（經修訂）以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司（「聯交所」）上市。本公司註冊辦事處之地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda，而本公司主要營業地點之地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

於有關期間，本集團主要從事電腦相關產品、消費電子產品貿易及證券買賣以及物業發展及買賣。

財務資料乃以港元呈列，而港元乃為本公司之功能貨幣。

2. 會計政策變動／應用香港財務報告準則

於二零零四年，本集團首次採納由香港會計師公會頒佈之會計實務準則（「會計實務準則」）第12號所得稅（「會計實務準則第12號（經修訂）」）。實施會計實務準則第12號（經修訂）之主要影響為關於遞延稅項。會計實務準則第12號（經修訂）規定，除少數例外情況外，須採納按資產負債表負債法，就財務報表內資產及負債賬面值與計算應課稅溢利所用之相關稅基產生之一切臨時差額來確認遞延稅項。由於會計實務準則第12號（經修訂）並無訂明任何過渡規定，經修訂之會計政策已予追溯應用。故此，二零零三年度之比較數字已作重列。

由於此項會計政策變動，於二零零二年四月一日，保留溢利及少數股東權益結存分別增加6,616,000港元及6,218,000港元，此為更改會計政策對二零零二年四月一日前期間業績之累積影響。會計政策變動導致截至二零零三年三月三十一日止年度之虧損增加148,000港元及截至二零零四年三月三十一日止年度之溢利增加8,877,000港元。

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
現金及現金等額增加(減少)淨額	57,606	(66,200)	170,673	(119,548)	(318,601)
年/期初之現金及現金等額	141,269	202,157	141,094	141,094	312,625
匯率變動之影響	3,282	5,137	858	645	729
年/期終之現金及現金等額	202,157	141,094	312,625	22,191	(5,247)
現金及現金等額結存分析					
銀行結存及現金	224,573	164,360	359,603	40,627	21,416
銀行透支	(22,416)	(23,266)	(46,978)	(18,436)	(26,663)
	202,157	141,094	312,625	22,191	(5,247)

	附註	截至三月三十一日止年度 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元	截至十二月三十一日止九個月 二零零四年 千港元 (未經審核)	二零零五年 千港元
購入投資證券／可供出售之投資		(6,041)	–	(123,348)	–	(33,176)
出售投資證券之所得款項		–	9,957	150,255	–	–
有關連公司償還應收短期貸款		132,378	53,954	32,890	29,358	99,800
出售一間附屬公司部分股權之所得款項		–	274,085	–	–	–
收取自一間聯營公司之股息		–	4,257	4,668	4,608	1,481
有關連公司之應收短期貸款增加		(200,375)	(194,495)	(89,758)	(34,837)	(48,808)
收購附屬公司	41	–	(130,508)	–	–	(3,351)
收購專利權		–	(8,065)	–	–	–
出售一間聯營公司之所得款項		–	–	10	–	1,750
購入長期投資之按金		–	–	(35,000)	–	(155,175)
收購一間附屬公司之額外權益		–	–	(37,320)	–	–
購入非上市債務證券		–	–	(12,000)	(12,000)	(532,539)
出售非上市債務證券之所得款項		–	–	–	–	12,000
投資業務(動用)產生之現金淨額		(305,522)	5,692	(223,155)	(139,442)	(595,670)
融資業務						
新籌集之銀行貸款		858,840	575,079	886,161	777,133	803,451
新增其他貸款		326,185	94,396	10,000	10,000	746,520
發行股份之所得款項		25	99,484	118,500	118,500	–
償還銀行貸款		(899,972)	(606,873)	(1,010,697)	(872,942)	(522,103)
償還其他貸款		(443,185)	(56,239)	–	–	(376,632)
償還融資租約承擔		(3,417)	(1,137)	(1,070)	(796)	(462)
償還一名少數股東款項		(39)	–	(10)	(10)	–
已派股息		–	(11,221)	(10,987)	(10,987)	(4,949)
融資業務(動用)產生之現金淨額		(161,563)	93,489	(8,103)	20,898	645,825

	附註	截至三月三十一日止年度 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元	截至十二月三十一日止九個月 二零零四年 千港元 (未經審核)	二零零五年 千港元
營運資金變動前之經營現金流動		119,886	298,585	435,078	292,538	193,175
其他資產(增加)減少		–	(11,085)	37,085	–	108,000
存貨(增加)減少		(51,963)	(367,669)	262,639	311,663	(310,966)
貿易及其他應收款項減少(增加)		285,632	(552,508)	(36,899)	(311,114)	(455,306)
其他投資減少(增加)		73,089	38,877	13,623	29,724	(40,314)
應收孖展貸款減少(增加)		72,153	13,422	4,174	(2,575)	5,284
貿易及其他應付款項增加(減少)		103,195	468,621	(260,297)	(282,588)	291,399
應付孖展貸款減少		(20,502)	(769)	(587)	(372)	(101)
應付票據增加(減少)		402	2,458	(1,295)	(4,403)	(3,644)
營運產生(動用)之現金		581,892	(110,068)	453,521	32,873	(212,473)
繳訖利息及財務費用		(36,451)	(14,155)	(8,369)	(7,168)	(41,234)
已繳海外税項		(19,978)	(41,262)	(43,607)	(27,095)	(115,049)
(繳訖)退還香港利得税		(772)	104	386	386	–
營運業務產生(動用)之現金淨額		524,691	(165,381)	401,931	(1,004)	(368,756)
投資業務						
償還應收短期貸款		945,376	234,669	29,588	28,228	103,200
已抵押銀行存款(增加)減少		72,574	19,226	(20,014)	(20,014)	(577)
已收利息		33,353	21,093	18,123	15,274	29,623
聯營公司償還(墊付)之款項		19,006	19,797	14,256	(6,561)	(1,974)
出售附屬公司	42	1,998	(5)	7,353	7,118	2,821
聯營公司償還貸款		1,949	6,496	–	–	–
出售物業、機器及設備之所得款項		1,844	3,127	1,274	962	177
應收短期貸款增加		(1,073,932)	(270,822)	(105,755)	(105,052)	(33,464)
收購聯營公司權益		(217,195)	(19,348)	(44,148)	(38,995)	(24,123)
購置物業、機器及設備		(16,457)	(17,726)	(14,229)	(7,531)	(13,335)

綜合現金流動表

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
營運業務					
除所得稅前(虧損)溢利	(574,444)	135,245	17,159	133,667	(120,318)
就以下項目作出調整：					
利息收入	(38,646)	(22,728)	(22,651)	(15,456)	(32,722)
財務費用	31,669	26,440	18,198	14,224	50,952
應佔聯營公司業績	36,367	59,857	64,909	59,175	20,032
收購一間聯營公司所產生商譽之減值虧損	104,585	–	177,446	–	14,391
商標許可證減值虧損	–	–	–	–	164,667
攤銷收購聯營公司所產生之商譽	6,612	17,651	28,089	21,065	–
出售附屬公司及聯營公司之(收益)虧損淨額	(25)	(10,377)	15,747	16,270	(10,778)
借予聯營公司之貸款準備	79,595	–	–	–	–
其他投資之未變現持有虧損(收益)淨額	26,482	(16,829)	(17,223)	(11,471)	–
持有作買賣投資之公平價值減少	–	–	–	–	75,215
應收孖展貸款準備(準備回撥)	2,429	5,300	(2,387)	–	620
變現收購一間聯營公司所產生之負商譽	–	–	(8)	–	–
攤銷無形資產	14,338	44,137	51,066	38,300	605
滯銷及陳舊存貨準備	12,277	24,679	25,588	3,084	19,449
呆壞賬準備	36,534	3,208	22,269	14,662	1,532
物業、機器及設備折舊及攤銷	21,271	19,632	19,785	13,807	9,422
應收貸款準備	22,056	16,653	8,338	5,469	–
出售物業、機器及設備虧損(收益)	3,373	696	1,098	(258)	108
物業、機器及設備之減值虧損	1,305	–	–	–	–
投資證券之減值虧損	323,287	–	–	–	–
撇銷應收長期貸款及利息	10,821	–	–	–	–
出售投資證券／可供出售之投資(收益)虧損淨額	–	(9,577)	29,712	–	–
收購一間附屬公司所產生之商譽減值虧損	–	4,598	–	–	–
變現收購一間聯營公司額外權益所產生之負商譽	–	–	(2,057)	–	–

	母公司股本持有人應佔											
	股本	股份溢價	資本儲備	實繳盈餘	外幣兌換儲備	資本贖回儲備	投資重估儲備	其他儲備	保留溢利	總額	少數股東權益	股東權益總額
	千港元	千港元	千港元 (附註40)	千港元 (附註40)	千港元	千港元	千港元	千港元 (附註40)	千港元	千港元	千港元	千港元
於股東權益中直接確認之收入(開支)淨額	-	-	-	-	1,633	-	-	(14,249)	-	(12,616)	(3,006)	(15,622)
出售附屬公司時變現	-	-	(556)	-	7,842	-	-	(7,810)	-	(524)	-	(524)
出售/被視為出售聯營公司權益時回撥	-	-	-	-	-	-	-	(187)	-	(187)	-	(187)
一間聯營公司清盤時變現	-	-	-	-	27	-	-	-	-	27	-	27
期內(虧損)溢利	-	-	-	-	-	-	-	-	4,094	4,094	39,145	43,239
期內確認之收入及支出總額	-	-	(556)	-	9,502	-	-	(22,246)	4,094	(9,206)	36,139	26,933
股份發行	370	118,976	-	-	-	-	-	-	-	119,346	-	119,346
發行股份開支	-	(640)	-	-	-	-	-	-	-	(640)	-	(640)
已派股息	-	-	-	-	-	-	-	-	(11,193)	(11,193)	-	(11,193)
於二零零四年十二月三十一日	2,236	217,557	(22,137)	1,603,329	25,928	592	-	(7,798)	151,781	1,971,488	441,296	2,412,784
外幣調整	-	-	-	-	842	-	-	-	-	842	(1,267)	(425)
期內(虧損)溢利	-	-	-	-	-	-	-	-	(165,956)	(165,956)	22,479	(143,477)
期內確認之收入及支出總額	-	-	-	-	842	-	-	-	(165,956)	(165,114)	21,212	(143,902)
收購一間附屬公司之額外權益所產生	-	-	-	-	-	-	-	-	-	-	(12,891)	(12,891)
轉撥	-	-	-	(155,127)	-	-	-	-	155,127	-	-	-
於二零零五年三月三十一日,經重列	2,236	217,557	(22,137)	1,448,202	26,770	592	-	(7,798)	140,952	1,806,374	449,617	2,255,991
採納新會計政策之影響(附註3)	-	-	22,137	-	-	-	-	11,947	(6,494)	27,590	-	27,590
於二零零五年四月一日－經重列	2,236	217,557	-	1,448,202	26,770	592	-	4,149	134,458	1,833,964	449,617	2,283,581
外幣調整	-	-	-	-	(7,559)	-	-	-	-	(7,559)	5,482	(2,077)
應佔聯營公司儲備	-	-	-	-	-	-	(219)	5,781	-	5,562	-	5,562
可供出售投資公平價值之變動	-	-	-	-	-	-	(15,221)	-	-	(15,221)	-	(15,221)
於股東權益中直接確認之收入(開支)淨額	-	-	-	-	(7,559)	-	(15,440)	5,781	-	(17,218)	5,482	(11,736)
收購一間附屬公司之額外權益所產生	-	-	-	-	-	-	-	-	-	-	560	560
出售附屬公司時變現	-	-	-	-	583	-	-	-	-	583	280	863
期內(虧損)	-	-	-	-	-	-	-	-	(127,102)	(127,102)	(54,290)	(181,392)
期內確認之收入及支出總額	-	-	-	-	(6,976)	-	(15,440)	5,781	(127,102)	(143,737)	(47,968)	(191,705)
以股代息時發行股份	25	8,444	-	-	-	-	-	-	-	8,469	-	8,469
已派股息	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
於二零零五年十二月三十一日	2,261	226,001	-	1,448,202	19,794	592	(15,440)	9,930	(15,107)	1,676,233	401,649	2,077,882

綜合股東權益變動表

	母公司股本持有人應佔											
	股本 千港元	股份溢價 千港元	資本儲備 千港元 (附註40)	實繳盈餘 千港元 (附註40)	外幣兌換儲備 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	其他儲備 千港元 (附註40)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	股東權益總額 千港元
於二零零二年四月一日												
－如原先呈列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	-	-	338,805	2,247,168	214,611	2,461,779
－會計政策變動之影響(附註2)	-	-	-	-	-	-	-	-	6,616	6,616	6,218	12,834
－經重列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	-	-	345,421	2,253,784	220,829	2,474,613
外幣調整	-	-	-	-	19,793	-	-	-	-	19,793	(9,481)	10,312
於股東權益中直接確認之收入淨額	-	-	-	-	19,793	-	-	-	-	19,793	(9,481)	10,312
於綜合收益表確認之商譽減值虧損	-	-	104,585	-	-	-	-	-	-	104,585	-	104,585
年內(虧損)溢利	-	-	-	-	-	-	-	-	(648,620)	(648,620)	41,976	(606,644)
年內確認之收入及支出總額	-	-	104,585	-	19,793	-	-	-	(648,620)	(524,242)	32,495	(491,747)
收購一間附屬公司之額外權益所產生	-	-	-	-	-	-	-	-	-	-	(78,726)	(78,726)
股份發行	2	23	-	-	-	-	-	-	-	25	-	25
削減股份面值	(158,700)	-	-	158,700	-	-	-	-	-	-	-	-
轉撥	-	(1,974,565)	-	1,514,565	-	-	-	-	460,000	-	-	-
於二零零三年三月三十一日及二零零三年四月一日	1,603	-	(34,164)	1,603,329	1,406	592	-	-	156,801	1,729,567	174,598	1,904,165
外幣調整	-	-	-	-	15,236	-	-	-	-	15,236	(14,775)	461
應佔聯營公司儲備	-	-	-	-	-	-	-	14,448	-	14,448	-	14,448
於股東權益中直接確認之收入淨額	-	-	-	-	15,236	-	-	14,448	-	29,684	(14,775)	14,909
出售一間附屬公司之部分權益時變現	-	-	12,027	-	-	-	-	-	-	12,027	148,858	160,885
出售一間附屬公司時變現	-	-	556	-	(216)	-	-	-	-	340	-	340
年內溢利	-	-	-	-	-	-	-	-	13,300	13,300	96,476	109,776
年內確認之收入及支出總額	-	-	12,583	-	15,020	-	-	14,448	13,300	55,351	230,559	285,910
股份發行	263	99,934	-	-	-	-	-	-	-	100,197	-	100,197
發行股份開支	-	(713)	-	-	-	-	-	-	-	(713)	-	(713)
已派股息	-	-	-	-	-	-	-	-	(11,221)	(11,221)	-	(11,221)
於二零零四年三月三十一日及二零零四年四月一日	1,866	99,221	(21,581)	1,603,329	16,426	592	-	14,448	158,880	1,873,181	405,157	2,278,338
外幣調整	-	-	-	-	1,633	-	-	-	-	1,633	(3,006)	(1,373)
應佔聯營公司儲備	-	-	-	-	-	-	-	(14,249)	-	(14,249)	-	(14,249)

	附註	於三月三十一日 二零零三年 千港元 (經重列)	 二零零四年 千港元 (經重列)	 二零零五年 千港元 (經重列)	於二零零五年 十二月 三十一日 千港元
非流動負債					
借款 — 一年後到期	34	172,995	7,921	157,470	7,258
融資租約承擔					
— 一年後到期	35	1,557	462	–	–
應付一名少數股東款項	36	2,406	2,428	2,526	–
遞延税項負債	37	750	136	114	201
		177,708	10,947	160,110	7,459
資產及負債總值		1,904,165	2,278,338	2,255,991	2,077,882
資本及儲備					
股本	38	1,603	1,866	2,236	2,261
儲備	40	1,727,964	1,871,315	1,804,138	1,673,972
母公司股本持有人					
應佔股東權益		1,729,567	1,873,181	1,806,374	1,676,233
少數股東權益		174,598	405,157	449,617	401,649
股東權益總額		1,904,165	2,278,338	2,255,991	2,077,882

綜合資產負債表

	附註	於三月三十一日 二零零三年 千港元 （經重列）	二零零四年 千港元 （經重列）	二零零五年 千港元 （經重列）	於二零零五年 十二月 三十一日 千港元
非流動資產					
物業、機器及設備	20	84,112	79,503	70,557	72,996
無形資產	21	337,873	428,019	401,383	236,734
聯營公司權益	22	271,362	906,409	635,729	637,783
證券投資	23	887,630	189,220	123,534	–
可供出售之投資	24	–	–	–	678,399
應收長期貸款	25	10,188	4,898	–	–
收購長期投資之按金	26	–	–	35,000	190,175
遞延税項資產	37	13,298	35,480	18,418	45,440
		1,604,463	1,643,529	1,284,621	1,861,527
流動資產					
其他資產	27	–	145,085	108,000	–
存貨	28	505,165	877,409	587,078	875,836
貿易及其他應收款項	29	486,609	738,820	766,277	1,067,761
持作買賣之投資	30	–	–	–	128,894
證券投資	23	209,270	132,634	144,435	–
應收短期貸款	25	95,523	41,173	111,851	171,979
應收有關連公司之短期貸款	49	67,997	167,365	224,233	186,019
應收孖展貸款	31	51,095	32,373	30,586	24,682
應收聯營公司款項	22A	–	–	–	5,260
可退回税項		3,810	488	19,855	5,047
已抵押銀行存款	32	19,226	–	20,014	20,591
銀行結存及現金		224,573	164,360	359,603	21,416
		1,663,268	2,299,707	2,371,932	2,507,485
流動負債					
貿易及其他應付款項	33	890,572	1,272,283	1,011,814	1,299,327
應付孖展貸款	31	1,609	840	253	152
應付票據	31	2,481	4,939	3,644	–
應派股息		–	–	–	9,046
應付一間聯營公司款項	22B	–	–	–	2,026
應繳税項		23,194	2,496	91,420	59,765
借款 － 一年內到期	34	244,473	349,059	85,881	886,692
融資租約承擔 － 一年內到期	35	1,113	1,068	462	–
銀行透支		22,416	23,266	46,978	26,663
		1,185,858	1,653,951	1,240,452	2,283,671
流動資產淨值		477,410	645,756	1,131,480	223,814
資產總值減流動負債		2,081,873	2,289,285	2,416,101	2,085,341

1. 經審核財務資料

(i) 經審核財務報表

下文為轉載自本公司二零零六年四月十日通函內第21至第124頁為出售事項所編製之本集團截至二零零五年三月三十一日止年度及截至二零零五年十二月三十一日止九個月經審核財務報表連同隨附附註之全文。

I. 財務資料

綜合收益表

	附註	截至三月三十一日止年度			截至十二月三十一日止九個月	
		二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
		千港元	千港元	千港元	千港元	千港元
		(經重列)	(經重列)	(經重列)	(未經審核)	
收益	8	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483
銷售成本		(3,248,769)	(3,932,182)	(4,376,361)	(3,472,065)	(3,534,053)
毛利		914,035	1,093,748	1,300,098	962,059	989,430
其他經營收入	10	96,980	111,903	114,145	74,670	61,923
分銷及銷售開支		(685,793)	(688,528)	(770,262)	(570,131)	(686,424)
行政開支		(278,968)	(283,709)	(294,778)	(222,197)	(170,768)
其他經營開支	11	(38,608)	(4,598)	(29,712)	-	(75,215)
投資證券之減值虧損		(323,287)	-	-	-	-
變現收購一間聯營公司額外權益所產生之負商譽		-	-	2,057	-	-
財務費用	12	(31,669)	(26,440)	(18,198)	(14,224)	(50,952)
應佔聯營公司虧損		(36,367)	(59,857)	(64,909)	(59,175)	(20,032)
收購一間聯營公司所產生商譽之減值虧損	13	(104,585)	-	(177,446)	-	(14,391)
商標許可證減值虧損		-	-	-	-	(164,667)
攤銷收購聯營公司所產生之商譽		(6,612)	(17,651)	(28,089)	(21,065)	-
出售附屬公司及聯營公司之收益(虧損)淨額	14	25	10,377	(15,747)	(16,270)	10,778
借予聯營公司之貸款準備		(79,595)	-	-	-	-
除所得税前(虧損)溢利		(574,444)	135,245	17,159	133,667	(120,318)
所得税支出	15	(32,200)	(25,469)	(117,397)	(90,428)	(61,074)
年/期內(虧損)溢利	16	(606,644)	109,776	(100,238)	43,239	(181,392)
應佔:						
母公司股本持有人		(648,620)	13,300	(161,862)	4,094	(127,102)
少數股東權益		41,976	96,476	61,624	39,145	(54,290)
		(606,644)	109,776	(100,238)	43,239	(181,392)
股息	18	-	11,221	11,193	11,193	22,463
每股(虧損)盈利						
一 基本	19	(4.05)港元	0.08港元	(0.82)港元	0.02港元	(0.57)港元

海外從事製造及營銷輪胎，而MRI Holdings Limited之主要業務為上市及非上市證券或公司的投資控股。群龍收購建議之詳情載於威倫有限公司與群龍日期為二零零六年五月二十六日之綜合收購建議文件。

本集團將繼續物色其他投資機會，而憑藉將自出售事項收取之所得款項，本集團可獲得所需之財務資源，以便實行其多元化發展計劃。董事對本集團將於日後繼續為股東價值帶來貢獻充滿信心。

股東特別大會

根據上市規則，票據認購協議所涉及之票據認購事項構成本公司一項主要交易。因此，票據認購事項及票據認購協議項下擬進行之交易須經股東於股東特別大會上批准方告作實。由於德祥（本公司之主要股東）為其中一名其他票據認購人，德祥被視為於票據認購協議中擁有有別於其他股東之權益。因此，德祥及其聯繫人將就關於票據認購協議之有關決議案放棄投票。本公司將於股東特別大會上提呈一項普通決議案，以尋求股東批准票據認購事項及行使票據所附的換股權，惟緊隨換股後本集團持有祥泰行股份的總數須少於祥泰行當時已發行股本的30%。倘票據所附換股權獲行使將導致本公司持有祥泰行當時已發行股本30%或以上，則本公司將遵守上市規則所載之有關條文。

本公司將召開股東特別大會，會上將向股東提呈普通決議案以批准票據認購事項及票據認購協議項下擬進行之交易。股東特別大會通告載於本通函第214至215頁。

如　閣下未能出席股東特別大會，務請將本通函隨附之代表委任表格按其列印之指示填妥及交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願親身出席大會或任何續會，並在會上投票。

推薦建議

董事認為票據認購事項及票據認購協議項下擬進行之交易乃符合本公司及股東之整體利益，並建議股東投票贊成股東特別大會上將予提呈之普通決議案，股東特別大會通告載於本通函內。

其他資料

務請　閣下垂注本通函附錄所載之附加資料。

此　致

列位股東　台照及
根據本公司購股權計劃授出之
購股權持有人　參照

代表
錦興集團有限公司
主席
陳國強博士
謹啟

二零零六年五月二十六日

及業務前景；(ii)祥泰行股份的市價表現；及(iii)因行使票據、其他票據、二零零五年八月祥泰行票據、Green Label 票據及Magnum 票據所附帶換股權而可能導致進一步發行祥泰行股份將構成之攤薄效應。現時，本公司無意行使票據所附之換股權以導致本公司擁有祥泰行股本權益30%或以上之水平。

視乎祥泰行當時之持股架構，以及票據、其他票據、二零零五年八月祥泰行票據、Green Label 票據及Magnum 票據之任何持有人將行使其各自之換股權之程度而定，本公司及／或其他票據認購人於兑換票據或其他票據（視乎情況而定）後可能個別擁有祥泰行經擴大的已發行股本30%或以上權益。在此等情況下，除非取得收購守則下之豁免權，否則，根據收購守則第26 條，有關認購人及其一致行動人士將有責任向祥泰行股東提出收購全部祥泰行股份（該等認購人及其一致行動人士已經擁有或同意收購者除外）之強制收購建議。該等認購人及其一致行動人士將須遵守收購守則之有關規定，在此情況下，提出強制全面收購建議之責任將告產生。

票據認購事項之財務影響

誠如本通函附錄三「經擴大集團之未經審核備考財務資料」所載，本集團未經審核備考資產淨值於票據認購事項完成及行使票據所附換股權（以祥泰行股本的29.99%為限）作出調整後將增加約2.8%，由2,283,100,000港元增至2,346,400,000港元。

董事會目前計劃，本集團將透過內部資源及／或銀行借款撥付票據認購事項。假設票據認購事項全數由銀行借款撥付，本集團未經審核備考資本與負債比率（按借款除以母公司股本持有人應佔權益計算）將由約27.5%增至約38.9%，增幅約為10.8%。

誠如本通函附錄三「經擴大集團之未經審核備考財務資料」所載，假設票據認購事項全數由內部資源撥付，於票據認購事項完成並按上文所述就兑換票據作出調整後，本集團未經審核備考銀行結存及現金將減少270,000,000港元至1,853,200,000港元，而未經審核備考營運資金則減少205,100,000港元至1,624,400,000港元。誠如上文所述，董事會計劃以本集團之內部資源及／或銀行借款撥付票據認購事項。根據此基準，董事相信票據認購事項不會對本集團流動資金造成任何重大不利影響。

本集團之前景

出售事項完成後，本集團著重進行證券買賣、物業投資及買賣，以及其他策略性投資。

誠如（其中包括）本公司與群龍投資有限公司（「群龍」）於二零零六年五月二日刊發之聯合公布，本公司全資附屬公司威倫有限公司就所有已發行群龍股份（該等其及其一致行動人士一直擁有的股份除外）實行自願換股建議（「群龍收購建議」），預期於二零零六年五月二十六日展開。進行群龍收購建議，本公司可增加其於群龍之利益，惟以群龍可能成為本公司附屬公司為限。倘發生上述情況，本公司將控制兩間海外上市公司，即China Enterprises Limited及MRI Holdings Limited。China Enterprises Limited主要於中國及

2. 本公司於最後實際可行日期透過Loyal Concept 擁有356,137,272股祥泰行股份權益。待Loyal Concept持有尚餘本金額330,000,000港元之二零零五年八月祥泰行票據獲悉數換股後，其將持有合共1,106,137,272股祥泰行股份。根據票據認購協議，本公司有條件同意認購或促成認購票據。本公司有意要求發行票據予Loyal Concept，待該等票據按初步換股價獲悉數換股後，Loyal Concept將獲進一步發行385,714,285股祥泰行股份。

3. 由於其中四名其他票據認購人（即二零零五年八月祥泰行票據之四名認購人）乃由共同投資經理管理之基金，故屬互有關連。彼等於最後實際可行日期持有207,602,727股祥泰行股份。待彼等持有尚餘本金額95,000,000港元之二零零五年八月祥泰行票據獲悉數換股後，彼等將持有合共423,511,816股祥泰行股份。根據相關其他票據認購協議，彼等有條件同意認購123,000,000港元之其他票據。待該等其他票據按初步換股價獲悉數換股後，該四個基金將獲進一步發行175,714,285 股祥泰行股份。

4. 根據永權收購事項，Green Label票據及Magnum票據分別獲發予Green Label Investments Limited及Magnum，作為部份代價。永權收購事項仍尚待完成。有關永權收購事項之詳情載於祥泰行日期為二零零六年二月七日之公布及祥泰行日期為二零零六年四月二十六日之通函內。

5. 於最後實際可行日期，德祥為本公司之主要股東，其於祥泰行並無任何持股權益。

6. 於最後實際可行日期，一位其他票據認購人擁有47,951,817股祥泰行股份權益，佔祥泰行已發行股本約3.14%。待尚餘本金額10,000,000港元之二零零五年八月祥泰行票據獲悉數換股後，彼將合共擁有70,679,089股祥泰行股份權益。根據相關其他票據認購協議，該名其他票據認購人連同由相同投資經理管理之另一個基金，已有條件同意認購87,000,000港元之其他票據，待該等其他票據獲悉數換股後，彼等將獲進一步發行124,285,714股祥泰行股份。

7. 視乎祥泰行當時的持股架構而定，假如各名其他票據認購人及祥泰行承配人於祥泰行配售事項完成、其他票據認購事項完成及／或待其他票據獲悉數換股後持有少於10%之已發行祥泰行股份，彼等將各被視作一名祥泰行公眾股東。倘任何祥泰行承配人於祥泰行配售事項完成後成為祥泰行之主要股東，祥泰行將作進一步公布。倘任何承配人及其一致行動人士於祥泰行配售事項完成後擁有祥泰行經擴大之已發行股本30%或以上，則該等祥泰行承配人及彼等之一致行動人士將須遵守收購守則之有關規定。

8. 祥泰行之現有法定股本為40,000,000,000股每股面值0.01港元之股份。假設除按現行換股價兌換二零零五年八月祥泰行票據、Green Label票據及Magnum票據所導致的影響外，祥泰行之股本並無其他變動，祥泰行於最後實際可行日期之法定股本將足夠於票據及其他票據獲兌換時根據祥泰行配售事項應付發行新祥泰行股份。

於最後實際可行日期，本公司（透過Loyal Concept）擁有356,137,272股祥泰行股份（佔現有已發行祥泰行股份約23.32%及佔經祥泰行配售股份擴大後之已發行祥泰行股份15.09%）。本公司（透過Loyal Concept）亦於最後實際可行日期持有尚餘本金額330,000,000港元之二零零五年八月祥泰行票據。待本公司悉數兌換二零零五年八月祥泰行票據後，本公司將持有合共1,106,137,272股祥泰行股份。待祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，並假設Magnum票據、Green Label票據、二零零五年八月祥泰行票據及票據均獲悉數兌換後，本公司將持有經擴大的已發行祥泰行股份約28.43%。於最後實際可行日期，本公司尚未決定是否或何時行使票據附帶之換股權。本公司行使票據所附換股權之幅度將視乎多項因素而定，例如：(i)祥泰行集團之未來財政狀況

祥泰行之持股架構

以下載列祥泰行(i)於最後實際可行日期；(ii)緊隨祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成後（假設並無任何Magnum 票據、Green Label 票據、二零零五年八月祥泰行票據、票據或其他票據獲兑換）；(iii)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，以及僅Magnum 票據及Green Label 票據獲全面兑換後；(iv)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，以及僅Magnum 票據、Green Label 票據及二零零五年八月祥泰行票據獲全面兑換後；及(v)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，以及Magnum票據、Green Label票據、二零零五年八月祥泰行票據、票據及其他票據獲全面兑換後（在各情況下均假設概無祥泰行股份於最後實際可行日期後獲發行或購入（不包括（視乎情況而定）發行祥泰行配售股份及因所訂明有關可兑換票據獲兑換時須予發行之祥泰行股份），而有關可兑換票據則按現行換股價獲全面兑換）的持股架構：

祥泰行股東	(i)於最後實際可行日期		(ii)緊隨祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成後		(iii)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，以及Magnum票據及Green Label票據獲全面兑換後		(iv)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成、以及Magnum 票據、Green Label 票據及二零零五年八月祥泰行票據獲全面兑換後		(v)於祥泰行配售事項完成、票據認購事項完成及其他票據認購事項完成，以及Magnum票據、Green Label票據、二零零五年八月祥泰行票據、票據及其他票據獲全面兑換後	
	祥泰行股份數目	%	祥泰行股份數目	%	祥泰行股份數目	%	祥泰行股份數目	%	祥泰行股份數目	%
何厚鏘先生（附註1）	102,272,726	6.70	102,272,726	4.33	102,272,726	4.09	215,909,089	5.65	215,909,089	4.11
本公司（附註2）	356,137,272	23.32	356,137,272	15.09	356,137,272	14.26	1,106,137,272	28.96	1,491,851,557	28.43
其他票據認購人（附註3）	207,602,727	13.60	207,602,727	8.80	207,602,727	8.32	423,511,816	11.09	599,226,101	11.42
Green Label Investments Limited（附註4）	-	-	-	-	89,255,243	3.58	89,255,243	2.34	89,255,243	1.70
Magnum（附註4）	-	-	-	-	47,108,393	1.89	47,108,393	1.23	47,108,393	0.90
德祥（附註5）	-	-	-	-	-	-	-	-	42,857,142	0.82
其他票據認購人（附註6及7）	47,951,817	3.14	47,951,817	2.03	47,951,817	1.92	70,679,089	1.85	894,964,803	17.05
二零零五年八月祥泰行票據持有人	113,522,727	7.44	113,522,727	4.81	113,522,727	4.55	265,909,088	6.96	265,909,088	5.07
祥泰行配售事項之祥泰行承配人（附註7）	-	-	833,332,000	35.31	833,332,000	33.38	833,332,000	21.82	833,332,000	15.88
其他祥泰行公眾股東	699,290,272	45.80	699,290,272	29.63	699,290,272	28.01	767,472,090	20.10	767,472,090	14.62
祥泰行公眾股東總數	860,764,816	56.38	1,694,096,816	71.78	1,694,096,816	67.86	1,937,392,267	50.73	2,804,535,123	53.44
	1,526,777,541	100.00	2,360,109,541	100.00	2,496,473,177	100.00	3,819,314,080	100.00	5,247,885,506	100.00

附註：

1. 祥泰行非執行董事何厚鏘先生於最後實際可行日期擁有102,272,726股祥泰行股份權益。待Kopola（彼佔50%權益之公司）持有尚餘金額50,000,000 港元之二零零五年八月祥泰行票據按現行換股價每股祥泰行股份0.44 港元獲悉數換股後，Kopola將獲進一步發行113,636,363股祥泰行股份。

票據認購事項之理由

祥泰行集團主要於香港從事物業發展及投資、汽車及備用零件貿易、「東方紅」品牌中藥及保健產品銷售及製造、西藥產品生產及分銷，以及證券投資。

誠如祥泰行日期為二零零六年二月七日及二零零六年四月三日之公布，以及日期為二零零六年四月二十六日之通函所披露，祥泰行已分別就(i)永權收購事項所涉及之中國兩項高爾夫球會所業務及若干物業權益，總代價為140,000,000港元；及(ii)收購澳門若干物業權益訂立買賣協議，據此，祥泰行承諾墊支股東貸款885,000,000港元予華鎮（其40%股權將由祥泰行收購）。上述代價及股東貸款部份將以發行二零零五年八月祥泰行票據所籌集之所得款項淨額989,000,000港元提供資金。除上述收購事項外，祥泰行集團亦正就可能收購中國及香港若干其他物業權益與若干獨立第三方進行商討。

誠如祥泰行董事告知，鑒於中國、香港及澳門物業市場發展蓬勃，票據認購事項、其他票據認購事項及祥泰行配售事項之所得款項淨額合共約1,468,000,000港元預期將用作進一步拓展其物業投資組合，並為現有物業發展項目提供資金。

基於祥泰行所公布之上述擬收購建議，董事認為，祥泰行集團之前景優越，並認為此乃增加投資祥泰行之難得時機。經考慮上述票據認購事項、其他票據認購事項及祥泰行配售事項所得款項之擬定用途及祥泰行之擴展計劃後，董事認為票據認購事項乃本集團進一步開拓其於香港、澳門及中國物業投資之一大良機。票據所附之換股權可令本集團於董事認為適當之情況下更具靈活地進一步收購祥泰行之股本權益。考慮到祥泰行集團具增長潛力，票據之兑換特質及票據之相關長期到期特質所帶來之靈活性，董事認為票據認購事項的條款，包括(i)初步換股價較祥泰行股份之現行市場價格溢價（相比於票據認購協議日期現行市場價格折讓之祥泰行配售價）；(ii)票據於到期時按本金額110%之贖回金額；及(iii)票據之息票率1厘乃屬有合理依據。本集團擬以其內部資源及／或債務融資為認購票據提供資金，惟尚未就兩項資金來源的比重作出決定。

基於以上所述，董事認為，票據認購事項乃符合本公司及其股東之整體利益，且票據認購協議及票據之條款對股東而言均屬公平合理。

祥泰行之資料

下表概述祥泰行集團截至二零零四年及二零零五年三月三十一日止兩個年度各年之經審核綜合業績,以及摘錄自祥泰行之有關年報及中期報告(該等報告乃根據於編製當時適用之香港公認會計準則而編製)之祥泰行集團截至二零零五年九月三十日止六個月之未經審核綜合業績:

	截至九月三十日止六個月	截至三月三十一日止年度	
	二零零五年	二零零五年	二零零四年
	千港元	千港元	千港元
	(未經審核)	(經審核)	(經審核)
營業額	426,380	379,396	63,514
毛利	55,729	119,918	2,079
除税前溢利/(虧損)	(16,941)	11,761	(37,791)
期內/年內溢利/(虧損)	(17,760)	9,938	(29,612)

下表概述祥泰行集團於二零零五年三月三十一日之經審核綜合資產負債表,以及摘錄自祥泰行之有關年報及中期報告(該等報告乃根據於編製當時適用之香港公認會計準則而編製)之祥泰行集團於二零零五年九月三十日之未經審核綜合資產負債表:

	於二零零五年九月三十日	於二零零五年三月三十一日
	千港元	千港元
	(未經審核)	(經審核)
非流動資產	77,944	89,648
流動資產	1,363,781	388,865
流動負債	(126,646)	(139,162)
流動資產淨值	1,237,135	249,703
非流動負債	(903,299)	(95,744)
資產淨值	411,780	243,607

倘發生票據文據所訂明之違約事件，則本公司亦可要求祥泰行按當時尚餘票據之本金額100%另加應計利息贖回票據。

可轉讓性：　票據可自由地轉讓，惟不得在未經祥泰行事先書面同意下轉讓予祥泰行之關連人士（票據持有人已經為關連人士及承讓人為其聯繫人除外）。祥泰行已向聯交所承諾，其將於獲悉祥泰行任何關連人士買賣任何票據之情況後隨即知會聯交所。

換股期間：　本公司有權於票據發行日期後第7日至到期日前7日當日止期間之任何營業日，按當時現行換股價將票據本金額之全部或任何部份（以500,000港元之金額或完整倍數計算）兑換為祥泰行股份。

換股股份：　於票據按初步換股價獲全數兑換後，祥泰行將發行合共385,714,285股祥泰行換股股份，佔最後實際可行日期祥泰行已發行股份數目約25.26%，及佔最後實際可行日期經根據票據將予發行之換股股份所擴大之已發行祥泰行股份數目約20.17%。

投票：　本公司無權僅因作為票據持有人而有權接收任何祥泰行股東大會之通告或出席其任何股東大會或於會上投票。

上市：　票據將不會於聯交所或任何其他證券交易所作出上市之申請。祥泰行將申請批准因票據所附換股權獲行使而將予發行之祥泰行換股股份上市及買賣。

地位：　票據將與祥泰行之所有其他現有及未來無抵押及非次級責任享有同等地位。

因票據所附換股權獲行使而將予發行之祥泰行換股股份將在各方面與票據所附換股權獲行使當日已發行之所有其他祥泰行股份享有同等地位。

根據票據之條款，票據之預期到期收益率為每年約2.9%。

每股祥泰行股份之初步換股價為0.70港元，較：

- 祥泰行股份於二零零六年四月十三日（即祥泰行股份於上午十時正在聯交所暫停買賣以待刊發公布當日）在聯交所所報之收市價每股0.65港元溢價約7.69%；
- 祥泰行股份於最後完整交易日在聯交所所報之收市價每股0.64港元溢價約9.38%；
- 祥泰行股份於截至最後完整交易日（包括該日）止對上10個交易日在聯交所所報之平均收市價每股約0.57港元溢價約22.81%；
- 祥泰行股份於最後實際可行日期在聯交所所報之收市價每股0.57港元溢價約22.81%；及
- 祥泰行股份根據祥泰行中期報告所披露其於二零零五年九月三十日之資產淨值以及於該日已發行祥泰行股份數目的每股未經審核資產淨值1.01港元折讓約30.7%。

初步換股價乃於簽訂票據認購協議前經本公司與祥泰行按公平原則磋商後釐定，並已參考祥泰行股份之現行市場價格。

利率： 年利率1.0厘

到期日： 票據發行日期起計第五週年

贖回： 除非早前獲祥泰行兑換或贖回，否則祥泰行將於到期日按贖回金額（相當於尚餘票據之本金額110%）贖回票據。

倘祥泰行之控制權於到期日前出現變動（即本公司及／或其一致行動人士以外之人士取得祥泰行逾50%股本權益，或祥泰行絕大部份資產與該等人士合併或兼併），則本公司可要求祥泰行按贖回金額（相當於當時尚餘票據之本金額110%另加應計利息）贖回。

(d) 引入任何新法例或規例或更改任何現有法例或規例或其於香港任何法院或其他具充份司法權之機關或任何其他司法權區之任何詮釋或應用並與祥泰行集團有關，而此舉將對祥泰行之業務或財政或貿易狀況構成重大不利影響；

(e) 任何暫停買賣祥泰行股份超過十個營業日之期間（因批准公布而暫停買賣除外）；

(f) 涉及香港或其他地區之未來稅項或外滙管制（或外滙管制之實行）之變動或發展，而此舉將對祥泰行之業務、財政或貿易狀況構成重大不利影響；或

(g) 任何第三方對祥泰行集團任何成員公司提出任何重大訴訟或索償，而該等訴訟或索償將對祥泰行之業務、財政或貿易狀況構成重大不利影響，

及可合理地預期，按本公司合理行事下認為，已經或曾經對祥泰行之狀況（財政或其他方面）或盈利、業務事宜或業務前景構成重大不利影響；

(ii) 祥泰行於票據認購協議內所作出之任何保證遭任何違反，而(a)倘該等違約於票據認購協議日期前已經發生或產生，將會致令任何該等保證失實、不準確或含有誤導成分；或(b)按本公司合理行事下認為，對祥泰行之財政狀況或業務構成重大不利影響；或

(iii) 在任何重大方面違反或未能履行在票據認購協議下之任何祥泰行責任。

2. 票據之主要條款

本金額： 270,000,000 港元

初步換股價： 每股祥泰行股份為0.70 港元，可在若干事件下作出常見反攤薄調整，如股份合併、股份分拆、資本化發行、資本分派、供股及其他股本或股本衍生發行事宜。

(iv) 如有需要,增加祥泰行之法定股本,以配合發行祥泰行換股股份,及百慕達金融管理局批准發行所增加之法定股本所允許之祥泰行股份、發行票據及祥泰行換股股份,以及票據及祥泰行換股股份之可轉讓性;及

(v) 祥泰行於票據認購協議所作出之保證於作出時在任何重大方面均誠屬真實、完整及準確及並無含有誤導成份,並於票據認購事項完成時在各重大方面乃屬真實、完整及準確及並無含有誤導成份,猶如於票據認購事項完成時作出無異。

票據認購協議將與其他票據認購協議同時完成。倘其他票據認購協議未能同時完成,則本公司或祥泰行均無責任落實票據認購事項完成。倘任何上述先決條件未能於緊隨票據認購協議日期後滿120個曆日當日或之前(或本公司與祥泰行可能以書面協定之較後日期)達成或獲本公司豁免(就上述第(v)項條件而言),則票據認購協議將於其後隨即失效,且不再具有其他效力,而本公司與祥泰行概不得根據票據認購協議對其他訂約方提出任何索償或責任或義務。票據認購人(包括本公司)並無向祥泰行表示彼等擬豁免上述條件。

票據認購事項完成毋須待祥泰行配售事項完成後,方告落實。

完成:

票據認購事項完成將於上文「票據認購協議之條件」一節所述待各項先決條件達成或豁免(視乎情況而定)後第三個營業日進行,或本公司與祥泰行可能協定之其他日期。

本公司不會因僅作為票據持有人而享有提名董事加入祥泰行董事會之權利。

終止:

倘於票據認購事項完成前任何時間發生以下情況,則本公司可隨時向祥泰行發出事先通知而終止票據認購協議:

(i) 出現、發生或實行:

(a) 任何事件、發展或變動而導致中國(包括香港及澳門)之政治、經濟、金融、財經、規管或股票市場狀況出現重大不利變動或預期將會導致該等狀況出現重大不利變動;

(b) 基於特殊財政情況或其他原因致令證券於聯交所之買賣全面被施加任何凍結、暫停買賣或重大限制;

(c) 本地、全國性或國際證券市場之狀況出現任何重大不利變動;

祥泰行股份的總數須少於祥泰行當時已發行股本的30%。倘票據所附換股權獲行使將導致本公司持有祥泰行當時已發行股本30%或以上，則本公司將遵守上市規則所載之有關條文(其中包括)於本公司股東大會上尋求股東進一步之批准。

本通函旨在為　閣下提供(其中包括)(i)有關票據認購事項之其他資料；(ii)根據上市規則規定本集團及祥泰行集團之財務及其他資料；及(iii)股東特別大會通告及於股東特別大會上適用之代表委任表格。

票據認購事項

於二零零六年四月二十七日，祥泰行訂立票據認購協議，有關於本公司認購本金額270,000,000港元之票據。同日，祥泰行亦訂立其他票據認購協議，有關其他票據認購人認購本金總額730,000,000港元之其他票據。除本公司及各其他票據認購人同意認購之票據及其他票據之本金值外，票據認購協議與各份其他票據認購協議之條款均為相同。

1. 票據認購協議

日期：　二零零六年四月二十七日

票據認購協議各訂約方：

發行人：　祥泰行

認購人：　本公司，其有條件地同意於票據認購事項完成時以現金認購或促使他人認購本金額270,000,000 港元之票據

票據認購協議之條件：

票據認購協議須待以下各項條件達成後，方告完成：

(i) 上市規則規定大多數祥泰行獨立股東於股東大會上通過一切所需決議案，以追認祥泰行訂立票據認購協議及履行票據認購協議項下擬進行之交易(包括發行票據及因票據所附換股權獲行使而須予發行及配發之祥泰行股份)；

(ii) 聯交所上市委員會批准祥泰行換股股份上市及買賣；

(iii) 上市規則規定大多數股東於股東大會上通過決議案，以批准票據認購協議之條款(包括因票據所附換股權獲行使，並以本集團於緊隨換股後所持之祥泰行股份總數須少於祥泰行當時已發行股本30%為限)；


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

主要交易
認購祥泰行集團有限公司之
可兑換票據

緒言

於二零零六年四月二十八日,本公司與祥泰行聯合公布(其中包括)本公司與其他票據認購人於二零零六年四月二十七日分別與祥泰行訂立認購協議,以認購祥泰行本金總額1,000,000,000港元之1厘息可兑換票據。本公司同意認購本金額270,000,000港元之票據,而其他票據認購人則同意認購本金總額730,000,000港元之其他票據。同日,祥泰行亦訂立祥泰行配售協議。

根據上市規則,票據認購事項構成本公司一項主要交易。因此,票據認購事項及票據認購協議項下擬進行之交易須經股東於本公司股東大會上批准方告作實。有關股東大會之其他資料載於下文「股東特別大會」一段。本公司將於股東特別大會上提呈一項普通決議案,以尋求股東批准票據認購事項及行使票據所附的換股權,惟緊隨換股後本集團持有

* 僅供識別

「其他票據認購事項完成」	指	完成其他票據認購協議
「華鎮」	指	華鎮有限公司，一間於香港註冊成立之有限公司
「中國」	指	中華人民共和國
「餘下集團」	指	出售事項後之本集團
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司將召開及舉行之股東特別大會，以供股東考慮及酌情批准票據認購事項
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有上市規則所賦予之涵義
「主要股東」	指	具有上市規則所賦予之涵義
「收購守則」	指	收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

「最後實際可行日期」	指	二零零六年五月二十四日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Loyal Concept」	指	Loyal Concept Limited，於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司
「Magnum」	指	Magnum Company Limited，於香港註冊成立之非上市有限公司
「Magnum票據」	指	根據永權收購事項作為部份代價將向Magnum發行本金額20,727,693港元於二零一零年到期之零息率可兑換票據，而有關收購事項仍有待完成
「到期日」	指	票據發行日期後第五個週年
「票據」	指	祥泰行根據票據認購協議將予發行本金總額為270,000,000港元而將於二零一一年到期之1厘息可兑換票據
「票據持有人」	指	票據之持有人
「票據認購事項」	指	本公司及／或其附屬公司根據票據認購協議認購票據
「票據認購協議」	指	本公司與祥泰行就票據認購事項於二零零六年四月二十七日訂立之有條件認購協議，惟須受當中所載之條款及條件所規限
「票據認購事項完成」	指	完成票據認購協議
「其他票據」	指	祥泰行根據其他票據認購協議將予發行本金總額為730,000,000港元而將於二零一一年到期之1厘息可兑換票據
「其他票據認購人」	指	16名其他票據之認購人（本公司除外）
「其他票據認購事項」	指	相關其他票據認購人根據各自之其他票據認購協議之條款認購相關其他票據
「其他票據認購協議」	指	祥泰行與各其他票據認購人於二零零六年四月二十七日就其他票據認購人認購祥泰行本金總額730,000,000港元之1厘息可兑換票據訂立之合共16份有條件認購協議，惟須受當中所載條款及條件所規限

「祥泰行配售股份」	指	根據祥泰行配售協議將予發行之最多833,332,000股新祥泰行股份
「祥泰行股份」	指	祥泰行股本中每股面值0.01港元之普通股股份
「祥泰行股東」	指	祥泰行之股東
「董事」	指	本公司董事
「出售事項」	指	本集團於二零零六年四月二十八日完成出售電子數據儲存業務,有關詳情已於本公司日期為二零零六年一月二十六日之公布以及日期為二零零六年四月十日之通函內予以披露
「經擴大集團」	指	祥泰行票據認購事項完成以及出售事項完成後之本集團
「永權收購事項」	指	祥泰行集團收購永權投資有限公司全部已發行股本及若干貸款,詳情見祥泰行日期為二零零六年二月七日之公布及日期為二零零六年四月二十六日之通函內,而有關收購事項仍有待完成
「Green Label票據」	指	根據永權收購事項作為部份代價將向Green Label Investments Limited發行本金額39,272,307港元於二零一零年到期之零息率可兑換票據,而有關收購事項仍有待完成
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立第三方」	指	就祥泰行董事所深知、所悉及所確信,為獨立於祥泰行及其關連人士之第三方
「初步換股價」	指	根據票據之條款,每股祥泰行股份之初步換股價為0.70港元(可予調整)
「德祥」	指	德祥企業集團有限公司,於百慕達註冊成立之有限公司,其股份於聯交所主板上市
「Kopola」	指	Kopola Investment Company Limited,於英屬處女群島註冊成立之有限公司,祥泰行之非執行董事何厚鏘先生擁有該公司50%權益
「最後完整交易日」	指	二零零六年四月十二日,即祥泰行股份於二零零六年四月十三日上午十時正在聯交所暫停買賣以待刊發公布前祥泰行股份在聯交所之最後完整交易日

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零五年八月祥泰行票據」	指	祥泰行於二零零五年八月十一日發行於二零一零年到期、本金總額為1,000,000,000港元之零息率可兑換票據，於最後實際可行日期，尚餘本金總額維持於582,050,000港元
「公布」	指	本公司與祥泰行日期為二零零六年四月二十八日就有關（其中包括）票據認購事項、其他票據認購事項及祥泰行配售事項的聯合公布
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司董事會
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「一致行動人士」	指	具有收購守則所賦予之涵義
「關連人士」	指	具有上市規則所賦予之涵義
「祥泰行」	指	祥泰行集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「祥泰行換股股份」	指	於票據及／或其他票據（視乎情況而定）所附之換股權獲行使後，祥泰行按當時生效之實際換股價須發行之祥泰行股份
「祥泰行集團」	指	祥泰行及其附屬公司
「祥泰行承配人」	指	祥泰行配售代理根據祥泰行配售事項所促成之承配人，彼等均為獨立第三方
「祥泰行配售事項」	指	祥泰行配售代理按盡力基準根據祥泰行配售協議按祥泰行配售價向祥泰行承配人配售最多833,332,000股祥泰行配售股份
「祥泰行配售代理」	指	里昂證券有限公司，一間根據證券及期貨條例可進行於證券及期貨條例所界定之第1類及第4類受規管活動之持牌法團
「祥泰行配售協議」	指	祥泰行與祥泰行配售代理於二零零六年四月二十七日就祥泰行配售事項所訂立之配售協議
「祥泰行配售事項完成」	指	完成祥泰行配售協議
「祥泰行配售價」	指	祥泰行配售事項項下每股祥泰行配售股份之配售價0.60港元

目 錄

此乃要件　請即處理

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應立即諮詢　閣下之註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、註冊證券交易商或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

主要交易
認購祥泰行集團有限公司之
可兌換票據

錦興集團有限公司之財務顧問


新百利有限公司

謹訂於二零零六年六月十二日星期一上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，大會通告載於本通函第214至215頁。如　閣下未能出席股東特別大會，請將本通函隨附之代表委任表格按其列印之指示填妥並交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可依願親身出席大會或任何續會，並在會上投票。

二零零六年五月二十六日

* 僅供識別

IMPORTANT

This offer is being made only outside the United States to non-U.S. persons. No U.S. person will be allowed to participate in such offer, and any purported tender of securities from a U.S. person or a U.S. address will not be accepted. Tendering shareholders will be required to certify that they are not U.S. persons or within the United States. This offer will also not be extended to persons whose addresses shown on the register of members of Group Dragon Investments Limited is in Malaysia.

If you are in doubt as to any aspect of this offer, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **GROUP DRAGON INVESTMENTS LIMITED**, you should at once hand this document and the accompanying form of acceptance and transfer to the purchaser or transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document and the accompanying form of acceptance and transfer, make no representation as to their accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents thereof.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

WELL ORIENT LIMITED
(Incorporated in Hong Kong with limited liability)

GROUP DRAGON INVESTMENTS LIMITED
(Incorporated in British Virgin Islands with limited liability)

COMPOSITE OFFER AND RESPONSE DOCUMENT RELATING TO THE VOLUNTARY UNCONDITIONAL SECURITIES EXCHANGE OFFER BY SOMERLEY LIMITED ON BEHALF OF WELL ORIENT LIMITED (A WHOLLY-OWNED SUBSIDIARY OF HANNY HOLDINGS LIMITED) TO ACQUIRE ALL THE ISSUED SHARES IN GROUP DRAGON INVESTMENTS LIMITED OTHER THAN THOSE SHARES ALREADY OWNED BY WELL ORIENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT

Financial adviser to Hanny Holdings Limited and Well Orient Limited


SOMERLEY LIMITED

Financial adviser to Group Dragon Investments Limited


道亨證券有限公司
DaoHengSecurities Ltd.

Independent financial adviser to the GDI Qualifying Shareholders

Hercules
Hercules Capital Limited

A letter of advice from Hercules Capital Limited, containing its independent advice to the GDI Qualifying Shareholders in respect of the GDI Offer, is set out on pages 19 to 54 of this document.

The procedure for acceptance and settlement of the GDI Offer are set out on pages 55 to 60 of this document and in the accompanying form of acceptance and transfer. Acceptance of the GDI Offer should be received by the Receiving Agent, Standard Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Friday, 16th June, 2006 (or such later time and/or date as the Offeror may announce in accordance with the requirements of the Takeovers Code).

26th May, 2006

CONTENTS

Accompanying document (except for recipients of this document whose addresses as shown in the register of members of GDI is situated in the United States or Malaysia):

— Form of acceptance and transfer

	2006
Commencement of the GDI Offer	Friday, 26th May
Latest time and date for acceptance of the GDI Offer *(Note 1)*	4:00 p.m. on Friday, 16th June
Closing Date *(Note 2)*	Friday, 16th June
Announcement of the results of the GDI Offer to be posted on the website of the Stock Exchange	7:00 p.m. on Friday, 16th June
Announcement of the results of the GDI Offer to be published in the newspapers	Monday, 19th June
Latest date for posting of remittances for the amounts due under the GDI Offer in respect of valid acceptances received thereunder *(Note 3)*	Monday, 26th June

Notes:

1. Acceptances of the GDI Offer shall be irrevocable and not be capable of being withdrawn subject to compliance by the Offeror with Rule 19 of the Takeovers Code.

2. The GDI Offer, which is unconditional, will close on Friday, 16th June, 2006 unless the Offeror revises or extends the GDI Offer in accordance with the Takeovers Code. The Offeror reserves the right to extend the GDI Offer until such date as it may determine. The Offeror will issue an announcement on the website of the Stock Exchange by 7:00 p.m. on the Closing Date as to whether the GDI Offer has expired, or in relation to any extension or revision of the GDI Offer to state either the next Closing Date or that the GDI Offer will remain open until further notice. Such announcement will be republished in the newspapers on the next Business Day thereafter. If the Offeror decides to extend or revise the GDI Offer and in the event that the aforesaid announcement in relation to the extension of the GDI Offer does not state the next Closing Date, at least 14 days' notice in writing will be given before the GDI Offer is closed to those GDI Qualifying Shareholders who have not accepted the GDI Offer.

3. Remittances in respect of the GDI Shares tendered under the GDI Offer will be posted to the relevant GDI Qualifying Shareholders by ordinary post at their own risk within 10 days of the date of receipt by the Receiving Agent of all the relevant documents which render the relevant acceptances under the GDI Offer complete and valid.

All time references contained in this document and the Form of Acceptance refer to Hong Kong time.

In this document, unless the context requires otherwise, the following expressions have the following meanings:

"Apex"	Apex Quality Group Limited
"associates"	has the meaning as defined in the Listing Rules
"Business Day"	a day on which the Stock Exchange is open for the transaction of business
"BVI"	the British Virgin Islands
"BVI Companies Act"	BVI Business Companies Act 2004
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC (over-the-counter) Bulletin Board in the United States and is owned as to 55.22% effective equity interest and 88.8% effective interest of voting right by China Strategic
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Group Reorganisation"	the internal group reorganisation of China Strategic completed on 19th May, 2006 which resulted in (i) China Strategic continuing as a public listed company concentrating on the Remaining Business itself or through its subsidiaries (other than the GDI Group); (ii) GDI concentrating through its subsidiaries on the Distributed Business; and (iii) the China Strategic Shareholders receiving by way of distribution in specie of the GDI Shares on the basis of one GDI Share for one China Strategic Share
"China Strategic Offer"	the mandatory cash offer to acquire all the China Strategic Shares not already owned or agreed to be acquired by the China Strategic Offeror and parties acting in concert with it at a price of HK$0.386 per China Strategic Share in cash pursuant to the composite offer document dated 26th May, 2006 issued by China Strategic and Nation Field Limited
"China Strategic Offeror"	Nation Field Limited, a company incorporated in the BVI with limited liability which is wholly and beneficially owned by Mr. Gao Yang
"China Strategic Share(s)"	ordinary share(s) of HK$0.10 each in the existing share capital of China Strategic
"China Strategic Shareholders(s)"	holder(s) of the China Strategic Shares
"Closing Date"	16th June, 2006 or if the GDI Offer is extended, the closing date of the GDI Offer as extended by the Offeror in accordance with the Takeovers Code

"connected persons"	has the meaning as defined in the Listing Rules
"Conversion"	conversion of the Hanny Bond by its holder into Hanny Shares in accordance with the terms of the instrument constituting the Hanny Bond
"Conversion Shares"	new Hanny Shares to be allotted and issued by Hanny upon Conversion
"Dao Heng Securities"	Dao Heng Securities Limited, the financial adviser to China Strategic and GDI
"Deloitte"	Deloitte Touche Tohmatsu
"Distributed Business"	all businesses other than the Remaining Business which have been carried on by the GDI Group since completion of the China Strategic Group Reorganisation, which include property development, manufacturing and marketing of tires, business of providing package tour, travel and other related services and other investment holding business
"Enlarged Hanny Group"	the Hanny Group as enlarged by the GDI Group
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Form of Acceptance"	the accompanying form of acceptance and transfer in respect of the GDI Offer
"GDI"	Group Dragon Investments Limited, a company incorporated in the BVI with limited liability
"GDI Board"	the board of directors of GDI
"GDI Group"	GDI and its subsidiaries upon completion of the China Strategic Group Reorganisation
"GDI Offer"	the voluntary unconditional offer being made by Somerley on behalf of the Offeror to acquire all the GDI Shares not already held by Well Orient and parties acting in concert with it, the terms of which are set out herein and in the Form of Acceptance
"GDI Qualifying Shareholder(s)"	shareholder(s) of GDI excluding (i) Well Orient, its associates and parties acting in concert with it (but including Paul Y and its subsidiaries); (ii) U.S. person(s) as defined in Regulation S of the U.S. Securities Act; and (iii) persons whose addresses shown on the register of members of GDI is in Malaysia
"GDI Share(s)"	ordinary share(s) of US$0.01 each currently in the issued share capital of GDI
"Hangzhou Zhongce"	杭州中策橡膠有限公司(Hangzhou Zhongce Rubber Co., Ltd.), a company established in the PRC and is principally engaged in the manufacturing and marketing of tires in the PRC and overseas

"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Hanny Board"	the board of Hanny Directors
"Hanny Bond(s)"	the convertible bond(s) to be issued by Hanny in denominations of HK$15.0 each under Option 2, which is convertible into Conversion Shares at an initial conversion price of HK$9.0 per Hanny Share at any time after its issue and up to the Maturity Date
"Hanny Directors"	directors of Hanny
"Hanny Group"	Hanny and its subsidiaries
"Hanny Sale Shares"	67,500,000 China Strategic Shares held by Well Orient, representing approximately 15.3% of the issued share capital of China Strategic
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of Hanny
"Hanny Shareholder(s)"	holder(s) of the Hanny Share(s)
"Hercules"	Hercules Capital Limited, the independent financial adviser to the GDI Qualifying Shareholders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent China Strategic Shareholders"	China Strategic Shareholders other than Paul Y, Hanny and their respective associates and parties acting in concert with any of them as well as any parties who have a material interest in the making of the GDI Offer and the Share Sale Agreement
"Independent Hanny Shareholders"	Hanny Shareholders other than ITC, its associates including Paul Y, parties acting in concert with any of them, as well as any parties who have a material interest in the making of the GDI Offer and the Share Sale Agreement
"Initial Announcement"	the announcement dated 15th October, 2004 published by China Strategic in respect of a possible general offer for all the China Strategic Shares
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Joint Announcement"	the joint announcement dated 19th April, 2005 published by Hanny, Well Orient, China Strategic, GDI and the China Strategic Offeror in respect of, among other things, the GDI Offer
"Last Trading Day"	7th March, 2005, being the last day on which the Hanny Shares were traded on the Stock Exchange prior to the suspension of trading in the Hanny Shares pending the publication of the Joint Announcement

"Latest Practicable Date"	24th May, 2006, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary of the date of issue of the Hanny Bonds
"MRI"	MRI Holdings Limited, a 57.3% owned subsidiary of China Strategic and the shares of which are listed on the Australian Stock Exchange
"Norton"	Norton Appraisals Limited, an independent professional property valuer
"Option 1"	one (1) Hanny Share plus HK$1.8 in cash for every five (5) GDI Shares, being one of two types consideration being offered to the GDI Qualifying Shareholders under the GDI Offer
"Option 2"	one (1) Hanny Bond for every five (5) GDI Shares, being one of two types consideration being offered to the GDI Qualifying Shareholders under the GDI Offer
"Paul Y"	PYI Corporation Limited (formerly known as Paul Y. - ITC Construction Holdings Limited), a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"PRC"	The People's Republic of China
"Receiving Agent" or "GDI Registrar" or "Transfer Agent"	Standard Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
"Remaining Business"	the businesses remained in the China Strategic Group upon completion of the China Strategic Group Reorganisation, which include manufacturing and trading of battery products, investment in securities and property and investment in unlisted investments
"RHL"	RHL Appraisal Ltd., an independent professional valuer
"SCL"	See Corporation Limited (formerly known as Ruili Holdings Limited), a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	a special general meeting of Hanny held on 7th October, 2005 approving, among other things, the making of the GDI Offer (including the allotment and issue of the new Hanny Shares under Option 1, and the issue of the Hanny Bonds and the allotment and issue of the Conversion Shares under Option 2)

"Share Sale Agreement"	the sale and purchase agreement dated 10th March, 2005 entered into amongst the China Strategic Offeror, Paul Y and Hanny for the acquisition by the China Strategic Offeror of an aggregate of 270,000,000 then existing China Strategic shares from Paul Y and Hanny, which shares represented approximately 30.6% of the issued share capital of China Strategic as at the date of the Share Sale Agreement
"Somerley"	Somerley Limited, the financial adviser to Hanny and the Offeror
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"U.S. Securities Act"	the U.S. Securities Act of 1933, as amended
"Well Orient" or "Offeror"	Well Orient Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of Hanny
"Wing On"	Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"AUD"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"S$"	Singapore dollars, the lawful currency of Singapore
"US$"	United States dollars, the lawful currency of the United States
"U.S. person"	U.S. person as defined in Regulation S of the U.S. Securities Act
"United States"	The United States of America, its territories and possessions, any state in the United States, and the District of Columbia

The following is the text of the letter from the GDI Board which has been prepared for the purpose of inclusion in this document:

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(alternate to Dr. Yap, Allan)

Registered office:
P.O. Box 957,
Offshore Incorporations Centre,
Road Town,
Tortola,
British Virgin Islands

Correspondence address in Hong Kong:
8th Floor
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

26th May, 2006

To the GDI Qualifying Shareholders

Dear Sir or Madam,

VOLUNTARY UNCONDITIONAL SECURITIES EXCHANGE OFFER BY SOMERLEY LIMITED ON BEHALF OF WELL ORIENT LIMITED (A WHOLLY-OWNED SUBSIDIARY OF HANNY HOLDINGS LIMITED) TO ACQUIRE ALL THE ISSUED SHARES IN GROUP DRAGON INVESTMENTS LIMITED OTHER THAN THOSE SHARES ALREADY OWNED BY WELL ORIENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT

INTRODUCTION

Hanny, China Strategic, GDI, Well Orient and the China Strategic Offeror jointly announced on 19th April, 2005, among others, that:

— the board of directors of China Strategic had been requested by Paul Y and Hanny, together the then controlling China Strategic Shareholders, to place before the China Strategic Shareholders the China Strategic Group Reorganisation resulting in the China Strategic Shareholders receiving GDI Shares on the basis of one GDI Share for one China Strategic Share based on their respective shareholdings in China Strategic on the record date for such purpose;

— Somerley, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), would make the GDI Offer to the GDI Qualifying Shareholders to acquire all the GDI Shares, other than those already owned by Well Orient, its associates and parties acting in concert with it (but the GDI Offer will be

extended to Paul Y), on the basis (as subsequently revised by Hanny, details of which are set out in the joint announcement of Hanny and the Offeror dated 8th May, 2006) of: (i) one Hanny Share plus HK$1.8 in cash for every five GDI Shares; and/or (ii) one Hanny Bond, which is convertible into one Conversion Share at the initial conversion price of HK$9.0 per Conversion Share, subject to usual anti-dilution adjustments as set out in the principal terms of the Hanny Bonds under sub-section headed "Option 2" in the letter from Somerley contained in this document, from time to time before the Maturity Date, with face value of HK$15.0 for every five GDI Shares;

— the board of directors of China Strategic had been informed by Hanny and Paul Y that they had entered into the Share Sale Agreement with the China Strategic Offeror on 10th March, 2005 pursuant to which the China Strategic Offeror agreed to acquire 67,500,000 China Strategic Shares from each of Hanny and Paul Y, which shares represent an aggregate of approximately 30.6% of China Strategic's issued share capital as at the date of the Share Sale Agreement, for an aggregate consideration of HK$52,110,000, equivalent to HK$0.386 per China Strategic Share; and

— upon completion of the Share Sale Agreement, Kingston Securities Limited would, on behalf of the China Strategic Offeror, make a mandatory unconditional cash offer to acquire all the China Strategic Shares, other than those held by the China Strategic Offeror and parties acting in concert with it, on the basis of HK$0.386 per China Strategic Share.

The Group Reorganisation was duly completed on 19th May, 2006, following which China Strategic remains a public listed company with its subsidiaries (other than the GDI Group) concentrating on the business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments (being the Remaining Business). All other subsidiaries of China Strategic which are engaged in property development and/or which are investment holding entities, holding business and vessels for sand mining, and all other associated companies of the China Strategic Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services and hotel operations (together being the Distributed Business) have been grouped under GDI and continue to be run by the existing management of China Strategic. The GDI Shares were distributed in specie to the China Strategic Shareholders whose names appeared on the register of members of China Strategic on 19th May, 2006 on the basis of one GDI Share for one China Strategic Share then held, but the share certificates of GDI will only be posted to those China Strategic Shareholders who do not accept the GDI Offer after the close of the GDI Offer. Somerley, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny) is making the GDI Offer to the GDI Qualifying Shareholders to acquire all the GDI Shares other than those already owned by Well Orient and parties acting in concert with it (but the GDI Offer is being extended to Paul Y), on the basis of (i) one Hanny Share plus HK$1.8 in cash for every five GDI Shares; and/or (ii) one Hanny Bond, which is convertible into one Conversion Share at the initial conversion price of HK$9.0 per Conversion Share, subject to usual anti-dilution adjustments, from time to time before the Maturity Date, with face value of HK$15.0 for every five GDI Shares.

The purpose of this document is to provide you with information in relation to the Hanny Group, the GDI Group and the GDI Offer, and the letter of advice from Hercules containing its advice to the GDI Qualifying Shareholders in respect of the GDI Offer.

INFORMATION ABOUT GDI

GDI's principal activities are investment holding and its subsidiaries are principally engaged in the following business:

(i) Property development

- Property interests in Jing An District, Shanghai, the PRC
- Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC

(ii) *Manufacturing and marketing of tires*

- 14.4% effective interest, held through CEL, in Hangzhou Zhongce

(iii) *Business of providing tour, travel and other related services*

- 11.1% effective interest, held through CEL, in Wing On *(Note 1)*

(iv) *Other businesses*

- 55.22% effective equity interest in CEL *(Note 2)*
- 57.26% interest in MRI *(Note 3)*
- 9.8% interest in Apex *(Note 4)*
- 194 redeemable preference shares and 200 ordinary shares of Vertex Technology Fund (II) Ltd. *(Note 5)*
- 100% interest in 廣州耀陽實業有限公司 (Guangzhou Yao Yang Industrial Co., Ltd.) and 88% interest in 東莞市江海貿易有限公司 (Dongguan Shi Jiang Hai Trading Co., Ltd.) *(Note 6)*

Notes:

1. The shares of Wing On are listed on the main board of the Stock Exchange.

   Wing On, an associate of GDI, announced on 1st March, 2006 that Wing On had entered into a placing agreement with a placing agent, pursuant to which the placing agent agreed to place, on a best effort basis, up to 175,000,000 new shares of Wing On to not less than six independent third parties of Wing On. Such placing agreement was completed on 25th April, 2006 and 175,000,000 new shares of Wing On have been issued on completion. According to the announcement of Wing On dated 1st March, 2006, the net proceeds from such placing exercise of approximately HK$119.7 million were intended to be used as general working capital for the Wing On group. Further details of such placing exercise were set out in the announcements of Wing On dated 1st March, 2006 and 25th April, 2006, respectively.

   Wing On and China Strategic jointly announced on 27th March, 2006 that Wing On had entered into certain conditional subscription agreements with 11 subscribers, pursuant to which Wing On agreed to issue 2% convertible exchangeable notes with an aggregate principal amount of HK$1,000 million to the subscribers. CEL, a subsidiary of GDI and (as of the date of the subscription agreements but not as of the Latest Practicable Date) a subsidiary of China Strategic, was one of the subscribers and had conditionally agreed to subscribe for the 2% convertible exchangeable notes with principal amount of HK$300 million. The subscription by CEL is subject to, among other things, the approval by the shareholders of China Strategic. An extraordinary general meeting of China Strategic will be held on 5th June, 2006 to consider and approve the related subscription agreement and the transactions contemplated thereunder. Further details of the 2% convertible exchangeable notes were set out in the announcement dated 27th March, 2006 jointly issued by Wing On and China Strategic and the circulars of Wing On and China Strategic dated 21st April, 2006 and 19th May, 2006 respectively.

2. The shares of CEL are listed on the OTC (over-the-counter) Bulletin Board in the United States and CEL is mainly engaged in investment holding activities.

3. The shares of MRI are listed on the Australian Stock Exchange and MRI is mainly engaged in investment holding activities.

4. Apex is an investment holding company which holds the "Rosedale" branded hotels in Hong Kong, Guangzhou and Beijing and Luoyang Golden Gulf Hotel in the PRC.

5. The principal business of Vertex Technology Fund (II) Ltd. is investment in emerging growth companies in selected industries in the United States, Europe and Asia.

6. The principal business of these companies is the holding of vessel for sand mining.

FINANCIAL INFORMATION ON THE GDI GROUP

The following table summarises the audited financial information of the GDI Group for each of the three years ended 31st December, 2005. Details of the audited combined income statement and the audited combined balance sheet of the GDI Group for each of the three years ended 31st December, 2005 are set out in Appendix III to this document.

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	—	—	5,298
(Loss)/ Profit for the year from continuing operations	(310,877)	91,601	(58,551)
Profit for the year from discontinued operations	104,075	1,511	—
(Loss)/ Profit for the year	(206,802)	93,112	(58,511)

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Net deficits before minority interest	(864,115)	(882,712)	(891,246)
Net tangible deficits before minority interest	(873,440)	(882,712)	(900,369)

PRO FORMA FINANCIAL INFORMATION OF THE GDI GROUP UPON COMPLETION OF THE CHINA STRATEGIC GROUP REORGANISATION

According to the unaudited pro forma balance sheet set out in Appendix IV to this document, the unaudited pro forma net assets before minority interest of the GDI Group upon completion of the China Strategic Group Reorganisation amounted to HK$1,124,126,000, representing approximately HK$2.55 per GDI Share. Details of the unaudited pro forma balance sheet of the GDI Group upon completion of the China Strategic Group Reorganisation are set out under the columns headed "The GDI Group as at 31st December, 2005", "Pro forma adjustments relating to China Strategic Group Reorganisation" and "The GDI Group after pro forma adjustments" in the paragraph headed "(I) The Unaudited Pro Forma Balance Sheet of the Enlarged Hanny Group" in Appendix IV to this document.

THE GDI OFFER

Upon completion of the China Strategic Group Reorganisation, (i) China Strategic had 440,797,543 China Strategic Shares in issue and on that basis, 440,797,543 GDI Shares had been distributed to the China Strategic Shareholders whose names appeared on the register of members of China Strategic on 19th May, 2006; (ii) each of Paul Y and Hanny was indirectly interested in a total of 129,409,897 GDI Shares, which represented approximately 29.4% of the issued share capital of GDI. As such, the aggregate GDI Shares which were indirectly owned by Hanny, Paul Y and their concert parties amounted to 258,819,794 GDI Shares, representing approximately 58.8% of the then issued share capital of GDI upon completion of the China Strategic Group Reorganisation.

Somerley, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), is making a voluntary offer to the GDI Qualifying Shareholders to acquire all the GDI Shares, other than those already owned by Well Orient, its associates and parties acting in concert with it (but the GDI Offer is extended to Paul Y) on the following basis:

Option 1:

For every five GDI Shares* .... one Hanny Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares* .... one Hanny Bond with face value of HK$15.0

* *The GDI Shares were issued based on the number of the China Strategic Shares in issue on 19th May, 2006. The GDI Offer is being made for every five (5) GDI Shares held by the GDI Qualifying Shareholders and a pro rated portion of the consideration (to be calculated on the basis set out in Appendix I to this document) will be paid in respect of acceptances of the GDI Offer for any greater and lesser number of GDI Shares, except that no fraction of a Hanny Share or a Hanny Bond will be issued.*

GDI Qualifying Shareholders and Paul Y can either elect to receive Option 1 or Option 2 consideration, or a combination of both, in respect of their acceptances of the GDI Offer.

As at the Latest Practicable Date, GDI had no outstanding securities, options or warrants which are convertible into or which confer rights to require the issue of GDI Shares.

Details of Option 1 and Option 2 under the GDI Offer are set out in the letter from Somerley in this document.

The GDI Shares subject to the GDI Offer will be acquired with the right to receive all dividends and distributions declared, paid or made on or after the date of the issue of the GDI Shares and free from all third party rights.

Since GDI is a company incorporated in the British Virgin Islands and its register of members is located there, no transfer duty is payable on any transfer of the GDI Shares.

Further terms and conditions of the GDI Offer, including the procedure for acceptance, are contained in the letter from Somerley set out on pages 11 to 18 of this document, Appendix I to this document and the Form of Acceptance.

RECOMMENDATION

Your attention is drawn to the letter from Hercules, the independent financial adviser to the GDI Qualifying Shareholders, which set out its recommendation in relation to the GDI Offer and the principal factors considered by it in arriving at its recommendation.

ADDITIONAL INFORMATION

In considering what action to take in connection with the GDI Offer, GDI Qualifying Shareholders should consider their own tax positions and, if they are in any doubt, they should consult their professional advisers.

GDI Qualifying Shareholders should read through this document and the accompanying Form of Acceptance for details of the GDI Offer.

Yours faithfully,
for and on behalf of the board of
GROUP DRAGON INVESTMENTS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

The following is the text of the letter from Somerley which has been prepared for the purpose of inclusion in this document:



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

26th May, 2006

To the GDI Qualifying Shareholders

Dear Sir or Madam,

VOLUNTARY UNCONDITIONAL SECURITIES EXCHANGE OFFER BY SOMERLEY LIMITED ON BEHALF OF WELL ORIENT LIMITED (A WHOLLY-OWNED SUBSIDIARY OF HANNY HOLDINGS LIMITED) TO ACQUIRE ALL THE ISSUED SHARES IN GROUP DRAGON INVESTMENTS LIMITED OTHER THAN THOSE SHARES ALREADY OWNED BY WELL ORIENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT

INTRODUCTION

On 19th April, 2005, it was announced that Somerley would, on behalf of Well Orient, make the GDI Offer subject to the approval of the Independent Hanny Shareholders at the SGM and completion of the China Strategic Group Reorganisation. The making of the GDI Offer was approved by the Independent Hanny Shareholders at the SGM held on 7th October, 2005. Completion of the China Strategic Group Reorganisation took place on 19th May, 2006. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the composite document dated 26th May, 2006 (the "Document") issued by the Offeror and GDI in respect of the GDI Offer. This letter, together with Appendix I to this Document and the accompanying Form of Acceptance, set out the terms of the GDI Offer.

THE GDI OFFER

Somerley Limited, on behalf of Well Orient, hereby offers to acquire all the GDI Shares owned by GDI Qualifying Shareholders on the following basis:—

Option 1:

For every five (5) GDI Shares .... one (1) Hanny Share plus HK$1.8 in cash

Option 2:

For every five (5) GDI Shares .... one (1) Hanny Bond with face value of HK$15.0

GDI Qualifying Shareholders can elect to receive Option 1 or Option 2 consideration, or a combination of both in respect of their acceptances of the GDI Offer.

The GDI Offer is being made for every five (5) GDI Shares held by the GDI Qualifying Shareholders and a pro rated portion of the consideration (to be calculated on the basis set out in Appendix I to this document) will be paid in respect of acceptances of the GDI Offer for any greater and lesser number of GDI Shares, except that no fraction of a Hanny Share or a Hanny Bond will be issued.

Option 1

The offer consideration for the GDI Shares under Option 1 has been determined after taking into account the estimated consolidated net asset value of GDI upon completion of the China Strategic Group Reorganisation and the market performance of the China Strategic Shares and the Hanny Shares prior to suspension in the trading of the Hanny Shares and the China Strategic Shares on the Stock Exchange on 8th March, 2005.

The new Hanny Shares to be delivered as Option 1 consideration, when fully paid or credited as fully paid and issued, will rank pari passu in all respects among themselves and with the Hanny Shares then in issue and be entitled to receive all dividends and other distributions thereafter declared, made or paid. Application has been made to the Stock Exchange for the listing of, and permission to deal in, the new Hanny Shares to be allotted and issued under Option 1.

The closing price per Hanny Share as quoted on the Stock Exchange on 14th October, 2004, being the last trading day on the Stock Exchange for Hanny Shares immediately before the date of the Initial Announcement, was HK$2.675. On the basis of five GDI Shares for one Hanny Share plus HK$1.8 in cash and the aforesaid closing price per Hanny Share, the implied value attaching to one GDI Share subject to the GDI Offer would be HK$0.895, representing a discount of approximately 64.9% to the unaudited pro forma net asset value per GDI Share of approximately HK$2.55 upon completion of the China Strategic Group Reorganisation.

On the Last Trading Day, the closing price per Hanny Share as quoted on the Stock Exchange was HK$3.70. On the basis of five GDI Shares for one Hanny Share plus HK$1.8 in cash and the aforesaid closing price per Hanny Share, the implied value attaching to one GDI Share subject to the GDI Offer would be HK$1.1, representing a discount of approximately 56.9% to the unaudited pro forma net asset value per GDI Share of approximately HK$2.55 upon completion of the China Strategic Group Reorganisation.

As at the Latest Practicable Date, the closing price per Hanny Share as quoted on the Stock Exchange was HK$4.075. On the basis of five GDI Shares for one Hanny Share plus HK$1.8 in cash and the aforesaid closing price per Hanny Share, the implied value attaching to one GDI Share subject to the GDI Offer would be HK$1.175, representing a discount of approximately 53.9% to the unaudited pro forma net asset value per GDI Share of approximately HK$2.55 upon completion of the China Strategic Group Reorganisation.

Option 2

Set out below are the principal terms of the Hanny Bond to be issued under Option 2:

Principal amount

The Hanny Bond will be issued in denominations of HK$15.0 each. The aggregate number and value of Hanny Bonds that will ultimately be issued by Hanny under the GDI Offer will be ascertained upon the close of the GDI Offer.

Maturity Date

The Hanny Bond will mature on the fifth anniversary from the date of issue. Save with the prior approval of the holders of Hanny Bonds holding 75% or more of the principal amount of the Hanny Bonds then outstanding, Hanny may not redeem any part of the Hanny Bond prior to the Maturity Date.

Unless previously converted, the Hanny Bond will be redeemed on the Maturity Date at 100% of the principal amount of the Hanny Bond outstanding with all accrued interest which has not been paid previously.

Transferability

The Hanny Bond shall be transferable at all times in the amount of HK$30,000 or integral multiples thereof, or if less as represents the entire holding of that transferor of the Hanny Bonds.

Listing

No application will be made for the listing of, or permission to deal in, the Hanny Bond on the Stock Exchange or any other stock exchange, but listing application has been made for the Conversion Shares to be allotted and issued pursuant to the Conversion.

Voting

The holder of the Hanny Bond will not be entitled to attend or vote at any general meetings of Hanny by reason only of it being a holder of the Hanny Bond.

Interest

Unless otherwise redeemed, the Hanny Bond will bear interest from the date of the issue to and excluding the Maturity Date or (if earlier in respect of any converted Hanny Bond) the date of conversion notice given in respect of such conversion, at the rate of 2% per annum on the outstanding principal amount of the Hanny Bond. The interest will be payable by Hanny annually in arrears on each anniversary of the date of the issue. The first payment of interest shall be made on the first anniversary of the date of issue.

Conversion period

After the date of the issue, the holder of the Hanny Bond has the right to convert the whole or part of the principal amount of the Hanny Bond into Conversion Shares at any time up to and including the date falling 14 days prior to the Maturity Date. Fractions of Hanny Shares will not be issued and no payment in lieu thereof will be made on conversion.

Conversion price

The Hanny Bond can be converted into Conversion Shares at the initial conversion price of HK$9.0 per Conversion Share (subject to adjustments in accordance with the terms of the Hanny Bond) during the conversion period as stated above.

The initial conversion price of HK$9.0 per Conversion Share represents:

— a premium of 143.2% over the closing price of HK$3.7 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day;

— a premium of 136.2% over the average closing price of HK$3.810 per Hanny Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including the Last Trading Day;

— a premium of 129.4% over the average closing price of HK$3.923 per Hanny Share as quoted on the Stock Exchange for the last thirty consecutive trading days up to and including the Last Trading Day;

— a premium of 120.9% over the closing price of HK$4.075 per Hanny Share as quoted on the Stock Exchange as at the Latest Practicable Date;

— a premium of 21.5% over the audited consolidated net asset value of HK$7.41 per Hanny Share as at 31st December, 2005; and

— a discount of 10.9% to the pro forma consolidated net asset value of HK$10.10 per Hanny Share (calculated based on the audited consolidated net asset value of the Hanny Group as at 31st December, 2005 adjusted for the effects of the completion of the disposal by the Hanny Group of its business relating to the trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media in April 2006 (as disclosed in the column headed "Pro Forma Remaining Hanny Group as at 31st December, 2005" contained in the unaudited pro forma balance sheets in Appendix IV to this document), and 226,143,697 Hanny Shares in issue as at 31st December, 2005).

The conversion price is subject to adjustments from time to time in accordance with the provisions set out in the Hanny Bond instrument including, among other things, (i) Hanny Shares having become of a different nominal amount by reason of any consolidation or subdivision; (ii) issue of new Hanny Shares by capitalisation of profit or reserves; (iii) capital distribution; (iv) rights issue; (v) grant of option or warrants to subscribe for new Hanny Shares; and (vi) certain other events which may have a dilutive effect on the interest of the holder of Hanny Bond.

Conversion Shares The Conversion Shares to be issued upon Conversion will, when allotted and issued, rank pari passu in all respects with all Hanny Shares then in issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of the conversion notice.

Certificates Every GDI Qualifying Shareholder accepting the GDI Offer under Option 2 will receive one certificate representing his aggregate holding of the Hanny Bond to which he is entitled.

The offer consolidation for the GDI Shares under Option 2 has been determined after taking into account the estimated consolidated net asset value of the GDI Group upon completion of the China Strategic Group Reorganisation.

An announcement will be made by Hanny regarding the aggregate number and principal amount of Hanny Bonds (and the number of the Conversion Shares that will fall to be issued by Hanny on conversion of such Hanny Bonds at the initial conversion price) under the GDI Offer upon the close of the GDI Offer.

On the basis of five GDI Shares for one Hanny Bond with face value of HK$15.0, the implied value of the Hanny Bond attaching to each GDI Share subject to the GDI Offer would be HK$3.0, representing a premium of approximately 17.6% over the unaudited pro forma net asset value per GDI Share of HK$2.55 upon completion of the China Strategic Group Reorganisation.

Estimated value of Hanny Bond

In accordance with paragraph 30 of Schedule I of the Takeovers Code, RHL has advised the Hanny Directors that if a Hanny Bond were in issue as at 31st March, 2006, the estimated fair value of one Hanny Bond would be HK$14.10. Further details in respect of the estimated fair value of Hanny Bond is set out in Appendix V to this document.

TOTAL CONSIDERATION

On the basis that 440,797,543 GDI Shares were in issue upon completion of the China Strategic Group Reorganisation, the GDI Offer values the entire issued share capital of GDI at approximately HK$517.9 million under Option 1 (based on closing price of the Hanny Shares as at the Latest Practicable Date) and approximately HK$1,322.4 million under Option 2.

Based on 129,409,897 GDI Shares beneficially owned by the Offeror, 311,387,646 GDI Shares (representing approximately 70.6% of the share capital of GDI) will be subject to the GDI Offer and such GDI Shares are valued at approximately HK$365.9 million under Option 1 (based on the closing price of the Hanny Shares on the Latest Practicable Date) and approximately HK$934.2 million under Option 2.

CONDITIONS

The GDI Offer is unconditional. Except in the circumstances set out in Rule 19.2 of the Takeovers Code which is to the effect that if the Offeror is unable to comply with the requirements of making announcements relating to the GDI Offer, the Executive may require that the accepting GDI Qualifying Shareholders be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met. Save for the above, acceptances rendered by the GDI Qualifying Shareholders under the GDI Offer shall be irrevocable and cannot be withdrawn.

FINANCING FOR THE GDI OFFER

Hanny will finance the cash consideration in the aggregate amount of approximately HK$112.1 million under Option 1 by facilities granted by two securities houses, namely Tai Fook Securities Company Limited and Success Securities Limited (formerly known as Young Champion Securities Limited). It is not the intention of the Offeror that the payment of interest on, repayment of or security for any liability (contingent or otherwise) will depend to any significant extent on the business of the GDI Group.

Somerley is satisfied that sufficient financial resources are available to the Offeror to meet acceptances in full of the GDI Offer.

COMPULSORY ACQUISITION OR REDEMPTION

The Offeror does not intend to avail itself of any compulsory acquisition or redemption provisions under the applicable laws in the BVI, but reserves the right to do so. Further announcement will be made in the event that the Offeror decides to avail itself to such compulsory acquisition or redemption provisions.

INTENTIONS OF THE GDI QUALIFYING SHAREHOLDERS

Up to the Latest Practicable Date, neither the Offeror nor Hanny had received any indication or irrevocable commitment from either Paul Y or any other GDI Qualifying Shareholders to accept or reject the GDI Offer, or as regards their choice of receiving Option 1 or Option 2 consideration in respect of their acceptances. However, Paul Y announced on 8th May, 2006 that it has resolved to declare a special dividend to the shareholders of Paul Y by way of the distribution of the value derived from its divestment in China Strategic, i.e. the value in GDI Shares, to the shareholders of Paul Y and it intended to accept the GDI Offer in accordance with the choice of its shareholders.

REASONS FOR MAKING THE GDI OFFER

Hanny entered into the Share Sale Agreement with Paul Y and the China Strategic Offeror on 10th March, 2005 pursuant to which the China Strategic Offeror conditionally agreed to acquire 135,000,000 then existing China Strategic shares (equivalent to 67,500,000 China Strategic Shares) from each of Hanny and Paul Y for an aggregate cash consideration of HK$52,110,000 (HK$26,055,000 each for Hanny and Paul Y). One of the conditions precedent to the completion of the Share Sale Agreement is the implementation of the capital reorganisation of China Strategic and the China Strategic Group Reorganisation to the reasonable satisfaction of the China Strategic Offeror. Therefore, Hanny considered it to be beneficial to itself and the Hanny Shareholders for Hanny to put forward the proposal in respect of the China Strategic Group Reorganisation to the board of directors of China Strategic.

Given that the GDI Shares will not be listed on any stock exchange, the Hanny Directors considered it appropriate to provide the Independent China Strategic Shareholders (as holders of GDI Shares) with an opportunity to realise their investments in GDI by making the GDI Offer. In addition, upon completion of the China Strategic Group Reorganisation, two overseas listed companies, namely CEL and MRI, will become non wholly-owned subsidiaries of GDI. Hanny may as a result of the GDI Offer increase its stake in GDI to the extent that GDI becomes a subsidiary of Hanny. If this happens, Hanny will be in control of two overseas listed companies engaged in part of the Distributed Business. By the partial disposal of its interests in China Strategic pursuant to the Share Sale Agreement together with the making of the GDI Offer, the Hanny Directors believe that they will be able to streamline its existing listed group structure in a way that allows Hanny to manage its interests in or the operation of the Distributed Business more efficiently. The Hanny Directors believe that such streamlined group structure could allow Hanny's management to enhance the potential of the Distributed Business.

INTENTIONS OF HANNY REGARDING GDI

GDI was incorporated in the BVI with limited liability. GDI's principal activity is investment holding and its subsidiaries are principally engaged in the Distributed Business. Hanny intends that the GDI Group will not conduct any business other than the Distributed Business or hold any other assets other than those assets related to the Distributed Business acquired through the China Strategic Group Reorganisation. The GDI Board does not intend to dispose of any assets or redeploy any employees of the GDI Group upon completion of the GDI Offer. Hanny does not intend to inject any asset into GDI or to propose that the GDI Board authorises the disposal of any assets or to make changes to the principal business of the GDI Group.

No listing application is intended to be made for the GDI Shares on the Stock Exchange or any other stock exchange.

GDI BOARD

The GDI Board currently comprises all executive directors of China Strategic and their alternates, but none of the independent non-executive directors of China Strategic has been appointed as a director of GDI. Upon the close of the GDI Offer, the composition of the GDI Board may change. If GDI remains a public company upon the close of the GDI Offer, it will appoint three independent non-executive directors and be subject to the provisions of the Takeovers Code. Further announcement will be made in this regard as and when appropriate.

INFORMATION ON THE OFFEROR AND THE HANNY GROUP

The Offeror is an investment holding company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of Hanny. The Hanny Group is principally engaged in the trading of securities, property investment and trading and other strategic investments including investments in associated companies which are listed on the Stock Exchange and long-term convertible notes issued by companies listed on the Stock Exchange. Hanny itself is an investment holding company.

PROSPECTS OF THE ENLARGED HANNY GROUP

After completion of the disposal of the business of trading of computer related products and consumer electronic products, and the manufacturing, distribution and marketing of data storage media on 28th April, 2006, the Hanny Group has been concentrating on the trading of securities, property investment and trading and other strategic investments.

Hanny may as a result of the GDI Offer increase its stake in GDI to the extent that GDI becomes a subsidiary of Hanny. If this happens, Hanny will be in control of two overseas listed companies, namely CEL and MRI, engaged in part of the Distributed Business. The Hanny Directors consider that the streamlined structure of the Hanny Group after the partial disposal of its interests in China Strategic and the consolidation of Hanny's interests in GDI through the GDI Offer could enable the Hanny Group's management to manage and operate the Distributed Business more efficiently and allow them to enhance its potential.

CEL is a 55.2% owned subsidiary of GDI and will continue to hold a 26% equity interest in Hangzhou Zhongce which is principally engaged in the manufacturing and marketing of tires in the PRC and overseas. The business run by Hangzhou Zhongce was profitable in recent years. According to its audited financial statements for each of the three years ended 31st December, 2004, Hangzhou Zhongce recorded net profit of RMB118.0 million (equivalent to approximately HK$111.2 million), RMB85.5 million (equivalent to approximately HK$80.2 million) and approximately RMB107.1 million (equivalent to approximately HK$100.7 million) respectively. Based on the information published by the National Bureau of Statistics of China, the total number of motor vehicles produced in the PRC recorded an increasing trend from 1999 to 2003. In view of the profitable results of Hangzhou Zhongce for the past few years as well as the significant growth in the production of motor vehicles in the PRC in recent years, the Hanny Directors are confident about the business prospects of the manufacturing and marketing of tires to be engaged by the GDI Group in the future.

The principal activity of MRI is investment holding. As a publicly listed investment vehicle, the investment criteria of MRI are strictly determined by a shareholder approved investment mandate which allows investment in listed or unlisted securities or companies. However, the investment objectives do not include the exercise of control over the management of any entity of business in which MRI invests. MRI operates predominantly in Australia and Hong Kong. For the year ended 31st December, 2005, MRI recorded net loss of AUD120,932 (equivalent to approximately HK$0.7 million), compared to AUD790,833 (equivalent to approximately HK$4.6 million) for the year ended 31st December, 2004. MRI subscribed for a 8.4% interest in Zest Health Clubs Ltd. at a consideration of AUD4 million (equivalent to approximately HK$23.4 million) in January 2006. According to the annual report of MRI for the year ended 31st December, 2005, Zest Health Clubs Ltd. is one of the leading health and fitness companies in Australia. It had over 65,000 members and a market leading presence in Perth, Brisbane and Adelaide. MRI shares were suspended from trading on the Australian Stock Exchange

on 9th July, 2004 as a result of insufficient operations as well as the fact that more than half of the assets of MRI had been held in cash during a certain period immediately prior to the suspension. Following completion of the acquisition of Zest Health Clubs Ltd., trading in MRI shares resumed on 13th January, 2006. Following completion of the GDI Offer, the Hanny Directors, in conjunction with the management of the GDI Group, will seek to identify suitable investment opportunities for MRI and are optimistic about the prospects of MRI.

PROCEDURE FOR ACCEPTANCE AND SETTLEMENT

Procedure for acceptance

To accept the GDI Offer, you should complete the accompanying Form of Acceptance in accordance with the instructions printed thereon and in Appendix 1 to the Document, which forms part of the terms of the GDI Offer.

Your completed Form of Acceptance should then be forwarded by post, by express mail or other similar courier services, or by hand to the Receiving Agent, Standard Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Friday, 16th June, 2006 (or such later time and date as the Offeror may announce in accordance with the requirements of the Takeovers Code).

No acknowledgement of receipt of any Form(s) of Acceptance in respect of your GDI Shares will be given.

Your attention is drawn to Appendix I to this document and the Form of Acceptance for further information about the procedures for acceptance.

Settlement

Provided that a valid Form of Acceptance is delivered in accordance with the terms of this document and the Form of Acceptance, the relevant banker's draft/cheque for the amount, and share certificates for the number of Hanny Shares, due to the accepting GDI Qualifying Shareholder in respect of the GDI Shares tendered by such shareholder for **Option 1 consideration**; **AND/OR** bond certificates for the number of Hanny Bonds due to the accepting GDI Qualifying Shareholder in respect of the GDI Shares tendered by such shareholder for **Option 2 consideration,** will be despatched to such accepting GDI Qualifying Shareholder by ordinary post at his own risk as soon as possible and in any event within 10 days of the date on which all relevant documents are received by the Receiving Agent to render such acceptance complete and valid. If such date is not a Business Day, then the day by which the aforesaid consideration will be despatched will be extended to the next Business Day thereafter.

If you hold your GDI Shares through a licensed securities dealer, custodian bank or other nominee, to accept the GDI Offer, it is essential that you provide instructions to your nominee agent of your intentions with regard to the GDI Offer. To ensure equality of treatment of all GDI Qualifying Shareholders, those registered shareholders who hold GDI Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately.

Overseas GDI Qualifying Shareholders

The making of the GDI Offer in, or to the GDI Qualifying Shareholders in, any jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdictions. GDI Qualifying Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of the relevant jurisdictions.

It is the responsibility of any GDI Qualifying Shareholder not resident in Hong Kong who wishes to accept the GDI Offer to satisfy himself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in respect of such jurisdiction.

With the consent of the Executive, (i) the GDI Offer will not be extended to U.S. persons and persons whose addresses shown on the register of members of GDI is in Malaysia and (ii) this document will be despatched for information only and without the accompanying Form of Acceptance to those persons whose names appear on the register of members of GDI and whose addresses shown on the register of members of GDI is in the United States or Malaysia.

The GDI Offer is being made only outside the United States to non-U.S. persons and outside Malaysia. No U.S. person will be allowed to participate in such offer, and any purported tender of securities from a U.S. person or a U.S. address will not be accepted.

Each accepting GDI Qualifying Shareholder shall be required to certify in the Form of Acceptance that (i) he did not receive this document or the Form of Acceptance in the United States nor will he send the completed Form of Acceptance from the United States or use any U.S. jurisdictional means to deliver the completed Form of Acceptance; (ii) he was not in the United States when the Form of Acceptance was delivered or at the time of accepting the GDI Offer; (iii) he is not a U.S. person; or (iv) he is not an agent or fiduciary acting on a non-discretionary basis for a principal in the United States.

FURTHER TERMS OF THE GDI OFFER

Further terms

Further terms of the GDI Offer (including the procedure for acceptance and the acceptance period, revisions and extensions of the GDI Offer) are set out in Appendix I to the Document and the Form of Acceptance.

GDI Shares

GDI Shares will be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid after the date of the issue of the GDI Shares.

Stamp duty

Since GDI is a company incorporated in the BVI and its register of members is located and maintained there, no Hong Kong stamp duty is payable on any transfer of GDI Shares.

Dealings in the Hanny Shares registered in Hanny's Hong Kong branch register of members will be subject to Hong Kong stamp duty. Dealings in Hanny Bonds are required to be registered in Hanny's register of holders of the Hanny Bonds which will be located and maintained in Hong Kong and will therefore also be subject to Hong Kong stamp duty.

Taxation and independent advice

GDI Qualifying Shareholders should consult their own professional advisers if they are in doubt as to the taxation implications of accepting or rejecting the GDI Offer. It is emphasised that none of the Offeror, Hanny, Somerley, any of their respective directors or affiliates or any other person involved in the GDI Offer accepts responsibility for any tax or other effects on, or liabilities of, any person as a result of his acceptance or rejection of the GDI Offer.

ADDITIONAL INFORMATION

Your attention is drawn to the expected timetable and the letters from the GDI Board and Hercules set out in this document and the additional information set out in the appendices to this document.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Deputy Chairman

The following is the text of the letter of advice from Hercules which has been prepared for the purpose of inclusion in this document:

Hercules
Hercules Capital Limited

1503 Ruttonjee House
11 Duddell Street
Central
Hong Kong

26th May, 2006

To the GDI Qualifying Shareholders

Dear Sir or Madam,

VOLUNTARY UNCONDITIONAL SECURITIES EXCHANGE OFFER BY SOMERLEY LIMITED ON BEHALF OF WELL ORIENT LIMITED (A WHOLLY-OWNED SUBSIDIARY OF HANNY HOLDINGS LIMITED) TO ACQUIRE ALL THE ISSUED SHARES IN GROUP DRAGON INVESTMENTS LIMITED OTHER THAN THOSE SHARES ALREADY OWNED BY WELL ORIENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT

We refer to our appointment as the independent financial adviser to advise the GDI Qualifying Shareholders with respect to the terms of the GDI Offer, details of which are set out in the composite document dated 26th May, 2006 (the "Document") to the GDI Qualifying Shareholders, of which this letter forms part. The terms defined in the Document have the same meanings in this letter, unless the context requires otherwise.

As the GDI Board currently comprises all executive and alternate directors of China Strategic and no non-executive director has been appointed, an independent board committee could not be formed pursuant to Rule 2.8 of the Takeovers Code. Consequently, we have been appointed to act as the independent financial adviser to give our opinion to the GDI Qualifying Shareholders directly as to whether or not the terms of the GDI Offer are fair and reasonable so far as they are concerned.

In formulating our recommendations, we have reviewed, *inter alia*, the Document and certain related agreements and certain publicly available financial statements and other business and financial information relating to Hanny and GDI. We have also reviewed certain information provided by management of China Strategic relating to the operations, financial condition and prospects of GDI. We have considered the valuation of the Hanny Bonds prepared by RHL as at 31st March, 2006. We have also considered the terms of other cash offers made within a full eighteen month period prior to the Latest Practicable Date for companies listed on the main board of the Stock Exchange, as well as such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have not, however, conducted an in-depth review of GDI or Hanny, their businesses, financial conditions and prospects.

The Hanny Directors and directors of the Offeror have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than that relating to GDI and the China Strategic Group) and the directors of GDI and China Strategic have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than that relating to the Hanny Group and the Offeror). The directors of Hanny, the Offeror, GDI and China Strategic have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Document (other than, in the case of Hanny Directors and the directors of the Offeror, those relating to the GDI Group and the China Strategic Group and, in the case of the GDI directors and the China Strategic directors, those relating to the Hanny Group and the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in the Document, the omission of which would make any statements in the Document misleading.

We have relied on, and assumed, without independent verification, the accuracy and completeness of the information reviewed by us for the purpose of this opinion. We have not, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses, financial conditions or affairs or the future prospects of the Hanny Group and the GDI Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us as at the Latest Practicable Date.

We have not considered the tax consequences on the GDI Qualifying Shareholders arising from the GDI Offer since these are particular to their individual circumstances. In particular, the GDI Qualifying Shareholders who are residents outside of Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their tax positions with regard to the GDI Offer and, if in any doubt, should consult their own professional advisers.

In addition, we refer you to the letter from the GDI Board and the letter from Somerley contained in this Document, which give full details of the GDI Offer, and the appendices to this Document which give further information on GDI and Hanny as required by the Takeovers Code. We advise that the GDI Qualifying Shareholders read carefully the Document before deciding what action they should take.

PRINCIPAL FACTORS AND REASONS CONSIDERED

The principal factors and reasons that we have taken into consideration in assessing the GDI Offer and arriving at our opinion are set out below. In reaching our conclusion, we have considered all the factors and analyses in light of each other and ultimately reached our opinion based on the results of all the analyses taken as a whole.

(1) Background to the GDI Offer

GDI is an unlisted public company incorporated in the British Virgin Islands with limited liability and previously a wholly-owned subsidiary of China Strategic. Following completion of the China Strategic Group Reorganisation on 19th May, 2006, the GDI Shares were distributed in specie to the China Strategic Shareholders whose names appeared on the register of members of China Strategic on 19th May, 2006 on the basis of one GDI Shares for every China Strategic Share held.

On 19th April, 2005, Hanny, jointly with China Strategic, GDI, Well Orient and the China Strategic Offeror, announced that, *inter alia*, subject to completion of the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of the GDI Offer, Somerley, on behalf of Well Orient, would make the GDI Offer to the GDI Qualifying Shareholders to acquire all the GDI Shares, other than those already owned by Well Orient, its associates and parties acting in concert with it (but such offer will be extended to Paul Y).

The making of the GDI Offer was approved by the Independent Shareholders at the special general meeting of Hanny held on 7th October, 2005 and completion of the China Strategic Group Reorganisation took place on 19th May, 2006.

Set out below are the terms of the GDI Offer (as subsequently revised by Hanny, details of which are set out in the joint announcement of Hanny and the Offeror dated 8th May, 2006):

Option 1:
For every five GDI Shares .... one Hanny Share plus HK$1.8 in cash

Option 1 values each GDI Share at approximately HK$1.175 based on the closing price of HK$4.075 per Hanny Share on the Latest Practicable Date.

Option 2:
For every five GDI Shares .... one Hanny Bond with face value of HK$15.0

The Hanny Bonds to be issued by Hanny under Option 2 will carry a fixed rate of interest of 2.0% per annum. The Hanny Bonds will be transferable at all times in the amount of HK$30,000 or integral multiples thereof, or if less as represents the entire holding of that transferor of the Hanny Bonds, and can be converted into Conversion Shares at the initial conversion price of HK$9.0 per Conversion Share during the conversion period. Based on the valuation of the Hanny Bonds prepared by RHL as at 31st March, 2006, the value of a Hanny Bond would have been HK$14.10. (Please refer to Appendix V — Estimated Value of the Hanny Bonds for details.)

GDI Qualifying Shareholders and Paul Y can either elect to receive Option 1 or Option 2 consideration, or a combination of both, in respect of their acceptances of the GDI Offer.

The GDI Offer is being made for every five (5) GDI Shares held by the GDI Qualifying Shareholders and a pro rated portion of the consideration (to be calculated on the basis set out in Appendix I to this Document) will be paid in respect of acceptances of the GDI Offer for any greater and lesser number of GDI Shares, except that no fraction of a Hanny Share or a Hanny Bond will be issued.

Further terms of the GDI Offer, including the procedures for acceptances, are set out in the letter from Somerley and Appendix I of the Document.

(2) **Financial Performance of the GDI Group**

Summarised in Table 1 below is the GDI Group's combined income statements extracted from Appendix III of the Document.

Table 1: Financial Performance of the GDI Group

	For the year ended 31st December,		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	**5,298**	—	—
Gross profit	**841**	—	—
Gross profit margin	*15.9%*	—	—
Other income	33,622	52,660	55,879
Distribution costs	(1,365)	—	—
Administrative expenses	(33,802)	(9,852)	(35,639)
Other expenses	(23,030)	(9,020)	(40,782)
Allowances for loans and interest receivable	(31,116)	(32,419)	(50,645)
Change in fair value of conversion option of unlisted convertible note	(39,743)	76,959	—
Finance costs	—	(1,491)	(55)
Gain (loss) on disposal of interests in associates	(2,814)	57,542	—
Loss on deemed disposal of associate	—	—	(36,480)
Share of results of associates	43,103	(37,521)	(189,887)
Allowance on receivables advanced to an associate	—	—	(12,712)
Gain on disposal of interests in subsidiaries	—	—	11
Profit (loss) before taxation	**(54,304)**	**96,858**	**(310,310)**
Taxation	(4,247)	(5,257)	(567)
Profit (loss) for the year from continuing operations	(58,551)	91,601	(310,877)
Profit for the year from discontinued operations	—	1,511	104,075
Profit (loss) for the year	**(58,551)**	**93,112**	**(206,802)**
Profit (loss) attributable to:			
Equity holders of the parent	(54,259)	21,619	(216,323)
Minority interests	(4,292)	71,493	9,521
Profit (loss) for the year	**(58,551)**	**93,112**	**(206,802)**

Year ended 31st December, 2005 vs. year ended 31st December, 2004

For the financial year 2005, turnover amounted to approximately HK$5.3 million, which was generated from the sand mining business acquired in June 2005. As a result of the deconsolidation of subsidiaries engaged in manufacturing and marketing of tire products and the disposal of the pharmaceutical products operation in May 2004, no turnover from the continuing operations was recorded for the financial year 2004. The GDI Group's share of profits of associate companies amounted to approximately HK$43.1 million compared to a share of losses of associate companies of approximately HK$37.5 million for the financial year 2004, though a net loss of approximately HK$54.3 million was reported. The net loss was primarily attributable to (i) a 36.2% decrease in other income, which included interest income and other income; (ii) increased operating expenses; (iii) a decrease in fair value of conversion option of unlisted convertible note of approximately HK$39.7 million; and (iv) loss on disposal of interests in associate companies of approximately HK$2.8 million.

Year ended 31st December, 2004 vs. year ended 31st December, 2003

As a result of the deconsolidation of subsidiaries engaged in (i) manufacturing and trading of food products; (ii) manufacturing and trading of electronic products; (iii) manufacturing and trading of tractors and automobile related products; (iv) toll highway operation; and (v) hotel operation and property investment, and the disposal/dilution of interest in subsidiaries engaging in the manufacturing and trading of tire products, no turnover from the continuing operations was recorded for the financial year 2003. The GDI Group recorded a net profit of approximately HK$93.1 million in the financial year 2004, compared to a net loss of HK$206.8 million in the financial year 2003. The improvement was primarily attributable to (i) decreased operating expenses; (ii) an increase in fair value of conversion option of unlisted convertible note of approximately HK$77.0 million; (iii) a gain on disposal of interests in associate companies of approximately HK$57.5 million; (iv) a 80.2% reduction in share of losses of associated companies; and (v) a 36.0% decrease in allowances for loans and interests receivable.

(3) Pro Forma Consolidated Balance Sheet of the GDI Group

Summarised in Table 2 below is the GDI Group's unaudited pro forma balance sheet as set out in the column headed "The GDI Group after pro forma adjustments" under the section "(I) The unaudited pro forma balance sheet of the Enlarged Hanny Group" of Appendix IV of this Document and in appendix II of China Strategic's circular dated 10th September, 2005.

Table 2: Unaudited Pro Form Balance Sheet of the GDI Group

	As at 31st December, 2005 *HK$'000*	As at 30th April, 2005 *HK$'000*
Non-Current Assets		
Property, plant and equipment	109,811	794
Deposit paid for acquisition of interest in properties	55,716	54,524
Payment for acquisition of subsidiaries	—	40,000
Intangible assets	9,123	—
Interests in associates	558,738	575,995
Investment in securities at fair value through profit or loss	71,347	90,729
	804,735	762,042
Current Assets		
Other assets	229,288	229,287
Inventories	102	—
Amounts due from associates	151,206	61,526
Loan and interest receivables — due within one year	362,139	298,638
Trade and other receivables, deposit and prepayments	40,672	69,730
Tax recoverable	—	88
Bank balances and cash	103,494	415,588
	886,901	1,074,857
Current Liabilities		
Trade payables and other payables and accrued charges	(17,475)	(33,113)
Payables — due within one year	(583)	(196,499)
Amounts due to associates	(286)	(800)
Income and other taxes payable	(12,257)	(8,060)
Obligations under finance leases	—	(9)
Amounts due to related parties	(199,731)	—
	(230,332)	(238,481)
Net Current Assets	656,569	836,376
Non-current Liability		
Deferred tax liabilities	(21,175)	—
	1,440,129	**1,598,418**
Capital and Reserves		
Capital	10,777	10,777
Reserves	1,113,349	1,274,546
Equity attributable to equity holders of the parent	1,124,126	1,285,323
Minority Interests	316,003	313,095
	1,440,129	**1,598,418**
Current ratio (times)	3.9	4.5
Total liabilities/equity	17.5%	47.7%
Long term debt/equity	—	—

Despite the increases in amount due from associates (by 145.8%) and loan and interest receivables (by 21.3%), current assets decreased by 17.5% to HK$886.9 million as at 31st December, 2005. The decrease was primarily attributable to a 75.1% reduction in cash and bank balances to HK$103.5 million.

Notwithstanding the increases in income and other taxes payable (by 52.1%), current liabilities decreased by 3.4% to HK$230.3 million as at 31st December, 2005. The decrease was mainly attributable to a 99.7% decrease in payables due within one year and a 47.2% reduction in trade payables, other payables and accrued charges.

Current ratio decreased to 3.9 times as at 31st December, 2005 compared to 4.5 times as at 30th April, 2005. Net current assets as at 31st December, 2005 decreased by 21.5% to approximately HK$656.6 million.

Non-current assets increased by 5.6% to HK$804.7 million as at 31st December, 2005 due to the significant increase in property, plant and equipment (by HK$109.0 million to HK$109.8 million).

Net assets at 31st December, 2005 decreased by 9.9% to approximately HK$1.4 billion. Total liabilities to equity ratio improved from 47.7% to 17.5% as at 31st December 2005.

(4) Future prospects and outlook of the GDI Group

We set out below an update of the analysis of prospects of the Distributed Business. This section should be read in conjunction with "Table 9: Outlook of the Distributed Business" set out on pages 74 to 78 of the circular of China Strategic dated 10th September, 2005.

Property development

- ***Property interests in Jingan District, Shanghai, the PRC***

  The GDI Group owns the entire interest in a property development project in respect of a building situated at Nos. 219 and 229, Jiangning Road, Jingan District, Shanghai, the PRC and the building being erected thereon comprises two levels of underground carparks and a 24-storey building. We have discussed with management of the GDI Group and note that the legal proceedings commenced in June 2005 is still in progress (Please also refer to Note 18 of the financial information on the GDI Group contained in Appendix III for details). As disclosed in Note 18 of the financial information on the GDI Group contained in Appendix III, the directors of the GDI Group are in discussion with the vendor for settlement of the matters; however, there can be no assurance that such matters can be resolved and settled eventually. We also noted from the aforesaid note that the GDI Group might have to settle the debts of the vendor owed to the three secured creditors and the main contractor in order to proceed with the acquisition of the properties, which in turn would reduce financial resources available for working capital or for further expansion of its businesses, and adversely affect its financial position. Nevertheless, the prospect of this development project is subject to the outcome of the litigation and/or results of the negotiations between the GDI Group and the vendor.

- ***Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC***

  The GDI Group owns the entire property interest in a development site located at the junction of Zhugang Road and Huangyang Road in the Longshan Industrial District, Doumen District, Zhuhai City, Guangdong Province, the PRC. We have been advised by management of GDI that the construction works for site formation and provisions of servicing/utilities of part of the property are still in progress and the completion date for such construction works is not determinable as at the Latest Practicable Date. According to management of GDI, the GDI Group has appointed a property agent to negotiate with potential investors. It is expected that the property will be sold in 2007 and the sale will thus be subject to the market conditions prevailing at that time.

- *22.7% interest in China Velocity Group Limited ("China Velocity")*

  We have been advised by management of GDI that GDI disposed of its 22.65% interests in China Velocity in May 2006. An aggregate of 62,821,662 China Velocity shares were sold at a total consideration of HK$30,000,000 or approximately HK$0.4775 per China Velocity share.

Manufacturing and marketing of tires

- *14.4% effective interest, held through CEL, in Hangzhou Zhongce*

  We note in CEL's 2004 annual report that Hangzhou Zhongce continued to benefit from the growth in PRC's tire market and recorded significant improvement in turnover in the financial year 2004. Turnover increased by 32.9% to RMB5,131 million for the financial year 2004. However, the audited consolidated net profit for the financial year 2004 decreased to RMB105.3 million from RMB106.3 million for the financial year 2003. According to CEL's 2004 annual report, the net results of Hangzhou Zhongce improved to a lesser extent as compared to its turnover because of the significant increase in the price of raw materials.

  Hangzhou Zhongce's financial performance for the financial year 2005 was not publicly available as CEL had not filed its 2005 annual report with EDGAR as at the Latest Practicable Date.

Business of providing tour, travel and other related services

- *11.1% effective interest, held through CEL, in Wing On*

  In Wing On's 2005 annual report, certain comparative figures for the financial year 2004 have been restated as a result of the adoption of the newly effective Hong Kong Financial Reporting Standards. Subsequent to the restatement, net loss for the financial year 2004 amounted to HK$2.8 million, as compared to a net profit of HK$35.4 million prior to the restatement. For the financial year 2005, Wing On reported a net profit of HK$32.2 million. Such improvement was mainly attributable to (i) improved gross profit margin from 17.2% in the financial year 2004 to 19.1% in the financial year 2005; (ii) a realised gain on derivative financial instruments of HK$5.7 million; (iii) a reversal of impairment loss in respect of properties under construction of HK$900,000; and (iv) a share of results of an associate company in the hospitality industry in Macau, namely Kingsway Hotel Limited, of HK$8.0 million.

  We note in Wing On's 2005 annual report that Wing On has established a joint venture with Guangdong China Travel Service (Holdings) Ltd. with a view to providing ticket booking services for hotel, airline and other transportation and event services, the operation of call centers, and the marketing of such services and other travel related services in China. This joint venture is acting as a land operator for Wing On in the Guangdong Province to capture the surge in inbound travelers and online travel transactions in the PRC as well as the effect of the 2008 Olympic Games in Hong Kong and the proposed Shanghai Disney Theme Park to be completed in 2010.

  In addition, Wing On has strengthened its leisure section and actively negotiated with its vendors to provide discounted airfare, high quality accommodation, transportation and dining services to the free itinerary travel customers. Its inbound business is also expected to benefit from the opening of the Hong Kong Disneyland and the AsiaWorld-Expo in 2005, the Skyrail to Po Lin Monastery (Ngong Ping 360) and the Wetland Park in mid-2006, the "A Symphony of Lights" being listed on GUINNESS World Record in November 2005, the proposed new cruise terminal at the old Kai Tak airport site, and the effect of staging the equestrian events of the 2008 Olympic Games in Hong Kong. In view of the foregoing, the travel and related services of Wing On is expected to grow continually.

Wing On also provides hotel and leisure services through its 67.9% owned subsidiary, Apex Quality Group Limited, an investment holding company principally holding three "Rosedale" branded hotels in Hong Kong and the PRC and Luoyang Golden Gulf Hotel in the PRC. As noted in Wing On's 2005 annual report, the occupancy rate and room rates of the these hotels had largely benefited from the expansion of the Closer Economic Partnership Arrangement and the PRC Individual Visit Scheme to Hong Kong in 2005. The overall room rate and occupancy rate of these hotels were expected to be boosted by the opening of the Hong Kong Disneyland, the expansion of the Individual Visit Scheme to 44 PRC cities and the hosting of the 2008 Olympic Games.

In addition, following the concession by the United Nations Educational, Scientific and Cultural Organisation to add Macau onto the list of World Heritage Sites and the opening of the Fisherman's Wharf, the number of visitors to Macau is expected to grow significantly. Wing On could enlarge its market share through its branch network and Kingsway Hotel.

Other business and assets and liabilities

- *55.2% interest in CEL*

CEL's 2004 annual report was filed on 14th March, 2006. CEL reported no turnover for the financial year 2004 following its disposal of a 25% equity interest in Hangzhou Zhongce in 2003. The financial results of CEL for the financial year 2004 comprised solely of Hanny's share of the results of its affiliates in the tire and travel businesses.

For the financial year 2004, CEL recorded a consolidated net profit of RMB181.9 million, compared to a net loss of RMB64.5 million for the financial year 2003. The profit for the financial year 2004 was primarily attributable to an increase in fair value of the call option associated with the convertible note of Wing On totaling RMB60.0 million and Hanny's share of profit of Hangzhou Zhongce and Wing On of RMB104.5 million.

The prospect of CEL would largely depend on the performance of its associate companies and the outcome of the litigation of the property development project in respect of the building situated at Nos. 219 and 229, Jiangning Road, Jingan District, Shanghai, the PRC. In addition, according to CEL's 2004 annual report, CEL intended to actively search for potential investments in the PRC with emphasis on achieving a diversified portfolio. The acquisition of new businesses carries substantial risks and uncertainties.

CEL had not filed its 2005 annual report with EDGAR as at the Latest Practicable Date.

However, as noted from the joint announcement of Wing On and the Company dated 27th March, 2006, CEL had conditionally agreed to subscribe for a 5-year convertible exchangeable note issued by Wing On with principal amount of HK$300 million. The convertible exchangeable note carries a coupon rate of 2% and is redeemable at maturity at 110%, giving a yield to maturity ("YTM") of approximately 3.85%. This transaction has not been completed as at the Latest Practicable Date.

- *57.26% interest in MRI*

For the financial year 2005, MRI reported net loss of approximately AUD120,900, compared to AUD790,833 (restated) for the financial year 2004. The improvement was primarily attributable to (i) a net exchange gain on foreign currency transactions of AUD143,833; (ii) a profit on disposal of investments of AUD 7,228; and (iii) reduction in fair value losses of non-current assets by AUD464,614.

We note in MRI's 2005 annual report that MRI subscribed for 5 million shares, representing a 8.4% issued share capital in Zest Health Clubs Ltd ("Zest"), Australia's second largest health and fitness chain, and number one in market share in three of Australia's five largest fitness markets, at a consideration of AUD4 million in January 2006. According to MRI's 2005 annual report, Zest has over 65,000 members and a market leading presence in Perth, Brisbance and Adelaide. Zest was set up in fiscal 2002 and moved to a positive EBITDA for the year ended 30th June, 2005 of AUD434,000 based on sales revenue of AUD40.4 million. Zest was operating 29 clubs with further expansion targeted in the short term.

Following completion of the acquisition of Zest, trading in MRI shares on the Australian Stock Exchange was resumed on 13th January, 2006.

- ***9.8% interest in Apex Quality Group Limited***

As the Apex Quality Group Limited is owned as to 67.9% by Wing On, outlook of this investment is included in our analysis on the prospect of Wing On above.

- ***194 redeemable preference shares and 200 ordinary shares of Vertex Technology Fund(II) Ltd.***

We have been advised by management of GDI that GDI has not received any dividend from this investment since the date of the China Strategic circular dated 10th September, 2005.

Sand mining

- ***88% interest in Dongguan Shi Jiang Hai Trading Co., Ltd.***
- ***100% interest in Guangzhou Yao Yang Industrial Co., Ltd.***

Sand mining business contributed 100% of the turnover for the financial year 2005. According to management of GDI, Dongguan Shi Jiang Hai Trading Co., Ltd. and Guangzhou Yao Yang Industrial Co., Ltd. are principally sand dredging operators which own two sand vessels for sand dredging. Construction grade aggregates dredged from the riverbed of the PRC are sold for use in the construction industry of the PRC and Hong Kong. As the dredgers, they share profits arising from the sale of the aggregates with sand pits operators. Although the sand mining business has proved to be a profitable business since acquisition in June 2005, its operating results might be affected by the macroeconomic policies announced by Beijing in April 2006 to curb over-investment in the cement sector in the short to medium term. In mid-May 2006, the PRC Government announced that measures involving tax, credit and land supply policies will be used to steady the mainland property market and curb price rises in major cities. These measures might in turn affect the overall construction industry in the PRC.

As noted above, most of the GDI Group's businesses, namely the manufacturing and marketing of tires, business of providing tour, travel and other related services, and part of the property development business are engaged by associate companies of the GDI Group. As the GDI Group does not have full control over the board of its associate companies, any alternation to the business operations of its associate companies will affect the prospects of the GDI Group.

We have discussed with management of GDI and note that no listing application is intended to be made for the GDI Shares on the Stock Exchange and any other stock exchange. As such, holders of GDI Shares might not be able to sell their shares or find it difficult to sell them at a reasonable price. If they are unable to obtain capital gains, their income or return on investment might comprise solely of dividend income.

Based on the column headed "The GDI Group after pro forma adjustments" under the section headed "(I) The unaudited pro forma balance sheet of the Enlarged Hanny Group" of Appendix IV of this Document, the GDI Group's pro forma bank and cash balance amounted to HK$103.5 million assuming the China Strategic Group Reorganisation had taken place on 31st December, 2005. Upon completion of the subscription of the 5-year convertible exchangeable note issued by Wing On with principal amount of HK$300 million, there may or may not be sufficient cash available for future dividends. However, we have been advised by management of GDI that they intend to reserve its cash resources as working capital for further expansion of its businesses, and have no intention of declaring any dividend at least in the near future. As such, it might be difficult for the holders of GDI Shares to realise their returns, if any, on their investment by receiving dividends from GDI or selling their GDI Shares on a recognised stock exchange. We therefore consider that the GDI Offer represents a good opportunity for the GDI Qualifying Shareholders to realise their investments in GDI. If they elect Option 1, they would be able to exchange for cash together with the Hanny Shares with more liquidity. If they elect Option 2, they would be able to exchange for convertible bonds issued by a listed company that can be converted into Conversion Shares during the conversion period.

(5) Indicative valuation benchmarks

(a) Price/book multiple

Based on the column headed "The GDI Group after pro forma adjustments" under the section headed "(I) The unaudited pro forma balance sheet of the Enlarged Hanny Group" of Appendix IV of this Document, the net asset value ("NAV") per GDI Share amounted to approximately HK$2.55. Based on the closing price of HK$4.075 per Hanny Share on the Latest Practicable Date, the implied value of Option 1 for each GDI Share represents a discount of approximately 53.9% to the NAV per GDI Share and a P/B of approximately 0.5 times. The implied value of Option 2 for each GDI Share represents a premium of 10.6% to the NAV per GDI Share and a P/B of 1.1 times.

(b) Price/earnings multiple

We note from the column headed "The GDI Group for the year ended 31st December, 2005 after the Reversal Adjustments" under the section headed "(II) The unaudited pro forma income statement of the Enlarged Hanny Group" of Appendix IV to this Document, the GDI Group had a pro forma net loss of approximately HK$27.4 million for the year ended 31st December, 2005. In addition, as explained in the subsection headed "(1) Indicative Valuation Benchmarks" on pages 85 and 86 of the China Strategic circular dated 10th September, 2005, given (i) most of the revenue-generating subsidiaries of the GDI Group have been disposed of in the financial years 2002 to 2004; and (ii) the GDI Group recorded losses in the financial years 2002 and 2003, the use of price/earnings multiple, which is applicable for valuing the earnings potential of the underlying businesses as a going concern, as reference to assess the GDI Offer price is inappropriate.

(c) *Dividend yield*

In the absence of historical dividend payment record, the use of dividend yield as reference to assess the GDI Offer price is also not applicable.

(6) Comparable Company Analysis

For the financial year ended 31st December, 2005, GDI's turnover was mainly generated from the sand mining business which was acquired in the financial year 2005. In addition, GDI's revenue for each of the three financial years ended 31st December, 2005 comprised different businesses. As such, we do not consider it appropriate to compare the GDI Offer with the offers made for companies that are engaged in the sand mining business. As the GDI Offer comprises alternatives of a mixture of cash and share or convertible bonds, we consider a comparison with the share offers and convertible bond offers made by companies listed on the main board of the Stock Exchange as most appropriate to justify the fairness and reasonableness of the terms of the GDI Offer. However, according to the Stock Exchange website, in the eighteen full month period prior to the Latest Practicable Date, only the cash offer made by CCT Tech International Limited provided a convertible bond alternative and the cash offer made by CMSC Technologies Corporation provided a share alternative. In the absence of sufficient comparable share or convertible bond offers, we have compared the GDI Offer with all cash offers (the "Comparable Offers") made for companies that were listed on the main board of the Stock Exchange (the "Comparable Companies") within an eighteen full month period prior to the Latest Practicable Date in order to justify the fairness and reasonableness of Options 1 and 2.

Table 3: Comparable Offers

Company (stock code)	Principal activities	Market capitalisation *HK$'mil* *(Note 1)*	Date of announcement	Share offer price *HK$*	Net asset value per share *HK$* *(Note 2)*	P/B *(times)*
renren Holdings Limited (59)	Provision of internet, telecommunication services and products, general trading, provision of financial advices and services, securities and properties investments	954.1	02-Nov-04	0.011	0.007	1.5
Capital Strategic Investment Limited (497)	Making of strategic, real estate and financial investments	964.5	15-Nov-04	0.480	1.850	0.3
Enerchina Holdings Limited (622)	Electricity generation and supply in the PRC	2,249.5	06-Dec-04	0.630	0.564	1.1
Chinese People Gas Holdings Company Limited (681)	Investment in the distribution and supply of piped natural gas business in the PRC and the holding and leasing of properties in the PRC	1,356.2	20-Dec-04	0.100	0.050	2.0
CCT Tech International Limited (261)	Sale, manufacture, design and development of telecom products and electronic products on an ODM and OEM basis	1,544.8	31-Jan-05	0.023	0.015	1.5
				0.023 (based on convertible bond alternative)		1.5
Simsen International Corporation Limited (993)	Bullion, futures and securities broking and trading, the provision of margin and loan financing, shipment sales of metals and metal scraps and holding of investment properties	94.2	22-Feb-05	0.088	0.179	0.5
Zida Computer Technologies Limited (859)	Design, development, manufacture and sale of PC motherboards under TOMATOBOARD brandname and PC systems; trading of high quality PC components	183.8	01-Apr-05	0.420	0.103	4.1
Magnum International Holdings Limited (305)	Investment holding, property investment, securities dealing and brokerage, moneylending and margin finance	58.4	08-Apr-05	0.047	n.a.	n.a.

Company (stock code)	Principal activities	Market capitalisation *HK$'mil* *(Note 1)*	Date of announcement	Share offer price *HK$*	Net asset value per share *HK$* *(Note 2)*	P/B *(times)*
Wealthmark International (Holdings) Limited (39)	Manufacture and sale of handbag products and related accessories, the provision of subcontracting services and trading of raw materials used in the manufacture of handbags and related products	174.0	15-Apr-05	0.027	0.447	0.1
Swank International Manufacturing Company Limited (663)	Design, manufacture and marketing of frames, sunglasses and lenses	371.9	18-Apr-05	0.030	n.a.	n.a.
Geely Automobile Holdings Limited (175)	Manufacturing and trading of automobile parts and related automobile components in the PRC	3,296.2	10-May-05	0.090	0.159	0.6
Qingling Motors Company Limited (1122)	Manufacture and sale of light-duty trucks, multi-purposes vehicles, pick-up trucks, heavy duty trucks, other vehicles and automobile parts and accessories	2,755.3	20-May-05	1.920	2.729	0.7
Goldigit Atom-tech Holdings Limited (2362)	Sales and marketing of chemical pesticides	425.0	24-May-05	0.100	0.144	0.7
Greater China Holdings Limited (431)	Production and sales of organic fertilizers, property investment and investment holding	111.5	17-Jun-05	0.500	0.558	0.9
Sunday Communications Limited (866)	Sales of mobile phones and accessories, mobile services, international telecommunications and other services	1,584.7	22-Jun-05	0.650	0.235	2.8
The Hong Kong Building and Loan Agency Limited (145)	Investment holding, provision of mortgage finance and other related services and treasury investments	297.0	06-Jul-05	1.0932	0.975	1.1
China Investment Fund Company Limited (612)	Investment in listed and unlisted securities	72.0	05-Aug-05	0.1625	0.149	1.1
Wanji Pharmaceutical Holdings Limited (835)	Distribution of medical equipment and medicinal and winery products	183.2	12-Aug-05	0.100	0.012	8.2
New Spring Holdings Limited (690)	Manufacturing and trading of packaging products, paper gift items and promotional products and investment holding	993.6	01-Sep-05	0.497	0.420	1.2

Company (stock code)	Principal activities	Market capitalisation *HK$'mil* *(Note 1)*	Date of announcement	Share offer price *HK$*	Net asset value per share *HK$* *(Note 2)*	P/B *(times)*
UDL Holdings Limited (620)	Marine engineering and provision of miscellaneous engineering and management services	141.3	07-Sep-05	0.040	n.a.	n.a.
GeoMaxima Energy Holdings Limited (702)	Provision of crude oil transportation, storage and unloading services, operation of natural gas pipeline network and refilling stations supplying natural gas and liquefied petroleum gas ("LPG") for vehicle use and sale of LPG in cylinder	141.5	08-Sep-05	0.0362	0.116	0.3
Goldigit Atom-tech Holdings Limited (2362)	Sales and marketing of chemical pesticides	425.0	12-Sep-05	0.200	0.144	1.4
China National Resources Development Holdings Limited (661)	Securities trading and investments, property investment, property management and computer related service	237.2	14-Sep-05	0.033	0.021	1.6
China Resources Peoples Telephone Company Limited (331)	Provision of mobile voice and data communications services in Hong Kong	n.a. *(Note 6)*	20-Oct-05	4.550	1.402	3.2
MAXX Bioscience Holdings Limited (512)	Investment holding; manufacturing, trading and distribution of health products, health drinks and pharmaceutical products; research and development of drug products and bioscience related projects	101.0	16-Dec-05	0.075	0.089	0.8
China Motion Telecom International Limited (989)	The provision of international telecommunication services, mobile communications services and distribution and retail chain	99.8	12-Jan-06	0.069	0.209	0.3
China Nan Feng Group Limited (979)	Construction contractor and provision of management services	145.3	26-Jan-06	0.093	0.008	11.3
Chun Wo Holdings Limited (711)	Civil engineering, electrical and mechanical engineering, foundation and building construction work, property development and property investment	610.5	22-Feb-06	0.840	1.034	0.8
Nority International Group Limited (660)	Manufactures and exports athletic and athletic-style leisure footwear and sports shoes	126.1	30-Mar-06	0.4700	0.751	0.6

Company (stock code)	Principal activities	Market capitalisation *HK$'mil* *(Note 1)*	Date of announcement	Share offer price *HK$*	Net asset value per share *HK$* *(Note 2)*	P/B *(times)*
Cross Harbour (Holdings) Limited (32)	Operation of driver training centres, operations of the Western Harbour Tunnel and electronic toll operation, and treasury	1,925.4	10-Apr-06	4.083	7.04	0.6
First Pacific Company Limited (142)	Telecommunications and consumer food products	10,523.2	28-Apr-06	2.200	0.94	2.3
					4.210 *(Note 4)*	0.5
CMSC Technologies Corporation (597)	Own and operate the open semiconductor foundries in China, provide manufacturing services for complementary metal oxide silicon logic, mixed signal, high voltage, non-volatile memory, electrically erasable programmable read-only memory integrated circuits, and double-diffused metal oxide silicon integrated circuits	1,096.9	12-May-06	0.420	0.457 *(Note 5)*	0.9
				0.430 (based on the share alternative)		0.9
Maximum						11.3
Minimum						0.1
Mean *(Note 3)*						**1.7**
GDI		517.9		Option 1 1.175	2.55	0.5
		1,243.0		Option 2 2.820		1.1

Source: Stock Exchange website

Notes:

1. *Market capitalisation of the Comparable Companies are quoted from Bloomberg and that of the Company is calculated as the GDI Offer price times 440,797,543 GDI Shares in issue as at the Latest Practicable Date.*

2. *Calculated as the audited/unaudited net assets divided by the number of shares in issue as at the latest balance sheet date prior to the respective date of announcement and n.a. denotes not applicable as these Comparable Companies recorded audited/unaudited net deficit as at their latest balance sheet date prior to the respective dates of announcement.*

3. *Excluding Qingling Motors Co. Ltd which is a partial offer under which there is an assured entitlement(s) of qualifying shareholders to sell to the offeror 30.45% of their H shares. If a qualifying shareholder accepts the partial offer in respect of H shares in excess of his assured entitlement, not all (or any) such excess H shares will be taken.*

4. *Being the adjusted net asset value per share as disclosed in First Pacific Company Limited's annual report for the year ending 31st December, 2005.*

5. *Net asset value of approximately US$0.059 per share has been converted into HK$ at the exchange rate of US$1=HK$7.8.*

6. *n.a. denotes not applicable as listing of the shares of China Resources Peoples Telephone Company Limited was cancelled on 29th March, 2006.*

As illustrated in Table 3, the implied P/B Ratios of 0.5 times based on Option 1 and 1.1 times based on Option 2 are in line with the range of 0.1 times to 11.3 times based on the Comparable Companies. Based on the above, we are of the view that the GDI Offer price is fair and reasonable so far as the GDI Qualifying Shareholders are concerned.

(7) Considerations in Relation to Hanny

Those GDI Qualifying Shareholders who elect to accept the GDI Offer will become shareholders or creditors of Hanny. Hanny's business operations, financial performance, share price performance and dividend payment record, and the underlying investment risks and credit risks associated with the Hanny Shares and the Hanny Bond (as the case may be) are discussed below.

(a) Business Operations

GDI Qualifying Shareholders are advised to refer to the sections headed "Information on the Offeror and the Hanny Group" and "Prospects of the Enlarged Hanny Group" contained in the letter from Somerley for additional information on Hanny.

Hanny is an investment holding company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange. Following the disposal of the assets of Memorex International Inc., an indirect non wholly owned subsidiary of Hanny that engaged in the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data (please refer to Hanny's announcement dated 26th January, 2006 and circular dated 10th April, 2006), the Hanny Group is now principally engaged in the trading of securities, property investment and trading and other strategic investments.

In addition, in March 2006, Hanny announced that it had conditionally agreed to acquire a property located at 31st Floor, Bank of America Tower and four car park spaces on the fourth floor of Bank of America Tower. Completion took place on 28th March, 2006. According to the announcement, half of the property will be used by Hanny for relocation of its head office and the remaining half will be held for rental purposes. It is expected that the property will provide Hanny with an ongoing income stream.

(b) *Historical Financial Performance*

Summarised in Table 4 are the consolidated financial results and the financial positions of the Hanny Group for the nine months ended 31st December, 2005 and for the three years ended 31st March, 2005.

Table 4: Financial Summary of the Hanny Group

	For the nine months ended 31st December,		For the year ended 31st March,		
	2005	2004	2005	2004	2003
	(audited)	*(unaudited)*	*(audited and restated)*	*(audited and restated)*	*(audited and restated)*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue	**4,523,483**	**4,434,124**	**5,676,459**	**5,025,930**	**4,162,804**
Gross profit	**989,430**	**962,059**	**1,300,098**	**1,093,748**	**914,035**
Gross profit margin	*21.9%*	*21.7%*	*22.9%*	*21.8%*	*22.0%*
Other operating income	61,923	74,670	114,145	111,903	96,980
Distribution and selling expenses	(686,424)	(570,131)	(770,262)	(688,528)	(685,793)
Administrative expenses	(170,768)	(222,197)	(294,778)	(283,709)	(278,968)
Other operating expenses	(75,215)	—	(29,712)	(4,598)	(38,608)
Impairment loss on investment securities	—	—	—	—	(323,287)
Realisation of negative goodwill arising on acquisition of an additional interest in an associate	—	—	2,057	—	—
Finance costs	(50,952)	(14,224)	(18,198)	(26,440)	(31,669)
Share of losses of associates	(20,032)	(59,175)	(64,909)	(59,857)	(36,367)
Impairment loss on goodwill arising on acquisition of an associate	(14,391)	—	(177,446)	—	(104,585)
Impairment loss on trademark licenses	(164,667)	—	—	—	—
Amortisation of goodwill arising on acquisition of associates	—	(21,065)	(28,089)	(17,651)	(6,612)
Net (loss)/gain on disposal of subsidiaries and associates	10,778	(16,270)	(15,747)	10,377	25
Allowance for loans to associates	—	—	—	—	(79,595)
Profit (Loss) before taxation	**(120,318)**	**133,667**	**17,159**	**135,245**	**(574,444)**
Taxation	(61,074)	(90,428)	(117,397)	(25,469)	(32,200)
Net profit (loss) for the period	**(181,392)**	**43,239**	**(100,238)**	**109,776**	**(606,644)**
Net margin	—	*1.0%*	—	*2.2%*	—
Attributable to:					
Equity holders of the parent	**(127,102)**	**4,094**	**(161,862)**	**13,300**	**(648,620)**
Minority interests	**(54,290)**	**39,145**	**61,624**	**96,476**	**41,976**
	(181,392)	**43,239**	**(100,238)**	**109,776**	**(606,644)**
Basic earnings (loss) per Share *(HK$)*	**(0.57)**	**0.02**	**(0.82)**	**0.08**	**(4.05)**

	As at 31st December,	As at 31st March,		
	2005	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(audited)	*(audited and restated)*	*(audited and restated)*	*(audited and restated)*
Total assets	**4,369,012**	**3,656,553**	**3,943,236**	**3,267,731**
Non-current assets	1,861,527	1,284,621	1,643,529	1,604,463
Current assets	2,507,485	2,371,932	2,299,707	1,663,268
Total liabilities	**2,291,130**	**1,400,562**	**1,664,898**	**1,363,566**
Current liabilities	2,283,671	1,240,452	1,653,951	1,185,858
Non-current liabilities	7,459	160,110	10,947	177,708
Net current assets	**223,814**	**1,131,480**	**645,756**	**477,410**
Total assets and liabilities	**2,077,882**	**2,255,991**	**2,278,338**	**1,904,165**
Total equity	**2,077,882**	**2,255,991**	**2,278,338**	**1,904,165**
Equity attributable to equity holders of the parent	1,676,233	1,806,374	1,873,181	1,729,567
Minority interests	401,649	449,617	405,157	174,598
Return on Equity (Note 1)	*n.a.*	*n.a.*	*0.7%*	*n.a.*
Current Ratio (times)	*1.1*	*1.9*	*1.4*	*1.4*
Interest coverage (times) (Note 2)	*n.a.*	*1.9*	*6.1*	*n.a.*
Total liabilities/equity	*136.7%*	*77.5%*	*88.9%*	*78.8%*
Long term debt/equity	*0.4%*	*8.7%*	*0.4%*	*10.1%*

Notes:

1. *n.a. denotes not applicable as Hanny reported losses and could not produce a return on equity ratio.*

2. *n.a. denotes not applicable as Hanny recorded losses before interest and tax and could not produce an interest coverage ratio.*

Nine months ended 31st December, 2005

Revenue increased by 2.0% to HK$4.5 billion as a result of (i) a 8.3% increase in the trading of computer related products to HK$3.2 billion; (ii) a 44.6% increase in the trading of securities to HK$113.9 million; and (iii) the contribution by property development and trading of HK$118.8 million, which in aggregate offset the 22.4% decrease in the trading of consumer electronic products (from HK$1.4 billion in the same period last year to HK$1.1 billion). Gross profit increased by 2.8% to HK$989.4 million. Loss before taxation amounted to HK$120.3 million, compared to a net profit before taxation of HK$133.7 million for the same period last year. Loss before taxation was primarily attributable to (i) other operating expenses of HK$75.2 million, which included net unrealized holding loss on other investments of HK$26.5 million, write-off of long-term loan and interest receivable of HK$10.8 million and impairment loss on property, plant and equipment of HK$1.3 million; (ii) a 258.2% increase in finance costs to HK$51.0 million; (iii) an impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million; and (iv) an impairment loss on trademark license of HK$164.7 million. A net loss of HK$181.4 million was reported, compared with a net profit of HK$43.2 million in the same period last year.

Net current assets as at 31st December, 2005 decreased by 80.2% to HK$223.8 million. The decrease was mainly attributable to a higher level of short-term borrowings (from HK$85.9 million as at 31st March, 2005 to HK$886.7 million as at 31st December, 2005) and trade and other payables (from HK$1.0 billion as at 31st March, 2005 to HK$1.3 billion as at 31st December, 2005), which resulted in the total liabilities to equity ratio increasing to 136.7%. The long term debt to equity ratio decreased to 0.4% as a result of a 95.4% decrease in long term borrowings.

Year ended 31st March, 2005

Revenue increased by 12.9% to HK$5.7 billion. The increase was mainly attributable to (i) a 11.4% increase in sales of computer related products and consumer electronic products to HK$5.5 billion as a result of expansion in new retail outlets and the distribution and launch of several new products; (ii) a 168.6% increases in securities trading to HK$93.9 million; and (iii) a 147.5% increase in sales of other assets to HK$39.6 million. Hanny recorded a net loss of HK$100.2 million for the year, which was primarily attributable to (i) a loss on disposal of investment securities of HK$29.7 million; (ii) an impairment loss on goodwill arising on acquisition of an associate of HK$177.4 million; (iii) a 8% increase in share of losses of associates to HK$64.9 million; (iv) a 59.1% increase in amortisation of goodwill arising on acquisition of associates to HK$28.1 million; and (v) a net loss on disposal of subsidiaries and associates of HK$15.7 million.

Net current assets as at 31st March, 2005 increased by 75.2% to HK$1,131.5 million. The increase was primarily attributable to (i) a lower level of short-term borrowings (from HK$373.4 million in 2004 to HK$133.3 million in 2005), (ii) an increase in bank balances, cash and pledged bank deposit (from HK$164.4 million in 2004 to HK$379.6 million in 2005); (iii) an increase in short-term loan receivables (from HK$208.5 million in 2004 to HK$336.0 million in 2005). Current ratio increased mildly to 1.9 times from 1.4 times. Interest coverage ratio and total debt to equity ratio improved to 1.9 times and 62.1% respectively. However, as a result of the significant increase in non-current borrowings, long term debt to equity ratio increased significantly to 8.7%.

Year ended 31st March, 2004

Revenue and gross profit achieved growth of 20.7% and 19.7% respectively. The significant growth was attributable to persistent efforts to control cost on inventory pricing, strong and extensive business network worldwide and promotional efforts made in the year. In the absence of significant impairment loss on goodwill arising on acquisition of associates, Hanny reported a net profit of HK$109.8 million for the year.

Net current assets as at 31st March, 2004 increased by 35.3% to HK$645.8 million. The increase was primarily attributable to the increase in (i) inventory level (from HK$505.2 million in 2003 to HK$877.4 million in 2004) as Hanny made bulk purchases to bargain for favourable prices in anticipation of an increasing sales trend in the coming years; (ii) trade and other receivables (from HK$486.6 million in 2003 to HK$738.8 million in 2004); and (iii) other assets of HK$145.1 million, which represented the cost incurred in connection with a land development project in the PRC. Total liabilities increased by 22.1% mainly due to the increase in trade and other payables. Accompanied by the surge in earnings before interest, tax, depreciation and amortisation, interest coverage ratio improved to 6.1 times. Long term debt to equity ratio also improved to 0.4%.

Year ended 31st March, 2003

Revenue generated from trading of computer and consumer related products and securities amounted to HK$4.2 billion. An impairment loss on investment securities of HK$323.3 million was recorded which effectively eroded the profits of Hanny. Net loss for the year deteriorated to HK$648.6 million as a result of significant impairment loss on goodwill arising on acquisition of an associate and substantial allowance for loans to associates.

As at 31st March, 2003, net current assets amounted to HK$477.4 million and the current ratio was 1.40 times. Hanny had significant amounts of long term debt which in aggregate totaled HK$174.6 million as at 31st March, 2003 and resulted in a relatively higher long term debt to equity ratio of 10.1%.

We have analysed Hanny's major financial ratios and valuation multiples relative to those of its comparable companies ("Industry Comparables"). In choosing appropriate Industry Comparables for Hanny, we have selected other companies that are listed on the main board of the Stock Exchange and are principally engaged in property investment, development and trading, and trading of securities, which are considered to be broadly comparable to Hanny.

Table 5: Financial Ratios of Hanny versus Selected Industry Comparables

Industry Comparables	Principal activities	Financial year end	Return on equity *(Note 4)*	Current ratio *(times)*	Interest coverage *(times)* *(Note 5)*	Total liabilities/ equity	Long term debt/equity
Buildmore International Limited (108)	Property development and trading, property investment	31-Jan-05	5.8%	25.4	12.5	9.4%	5.3%
Berjaya Holdings (HK) Limited (288)	Property investment, development and investment holding	30-Apr-05	n.a.	1.6	n.a.	103.0%	96.6%
Termbray Industrial International (Holdings) Limited (93)	Property development and investment	31-Mar-05	n.a.	44.0	0.0	2.1%	0.0%
Rivera (Holdings) Limited (281)	Property development and investment and securities trading	31-Dec-05	2.2%	2.7	0.0	0.0%	0.0%
WAH HA Realty Co (278)	Investment holding, property development and management and building contractor	31-Mar-05	4.5%	63.4	0.0	0.7%	0.0%
China National Resources Development Holdings Limited (661)	Securities trading and corporate investments, property investment and management consultancy	30-Apr-05	n.a.	3.3	n.a.	47.5%	25.6%
Frasers Property (China) Ltd. (535)	Property investment, development and management, business park development and management, infrastructure investment and securities	30-Sep-05 *(Note 3)*	7.4%	4.7	6.5	104.1%	57.8%
Dan Form Holdings Co. Ltd. (271)	Property investment & development, estate management and investment holding	31-Dec-05	9.8%	2.4	31.1	19.8%	0.0%
S E A Holdings Ltd. (251)	Property development, property investment, garment manufacturing and trading and investment in financial instruments	31-Dec-05	22.5%	2.6	13.6	70.1%	29.6%
Soundwill Holdings Ltd. (878)	Property development, investment, trading, management in HK and urban infrastructure development	31-Dec-05	25.2%	0.6	13.9	78.4%	45.3%
Capital Strategic Investment Ltd. (497)	Property investment and securities investment	31-Mar-05	7.8%	2.9	15.5	64.8%	41.0%
Maximum			**25.2%**	**63.4**	**31.1**	**104.1%**	**96.6%**
Minimum			**2.2%**	**0.6**	**0.0**	**0.0%**	**0.0%**
Mean			**10.6%**	**14.0**	**10.3**	**45.4%**	**27.4%**
Hanny	Trading of securities, property investment and trading and other strategic investments		33.0%	2.9	52.1	26.6%	0.2%

Notes:

1. *Financial ratios of the Industry Comparables are calculated based on their respective latest published audited financial statements.*

2. *Financial ratios of Hanny are calculated based on the columns headed (i) "Pro forma Remaining Hanny Group for the year ended 31st March, 2005" under the section headed "(II) The unaudited pro forma income statement of the Enlarged Hanny Group"; and (ii) "Pro forma Remaining Hanny Group as at 31st December, 2005" under the section headed "(I) The unaudited pro forma balance sheet of the Enlarged Hanny Group", of Appendix IV of this Document.*

3. *Being the nine months results ended 30th September, 2005 due to a change in accounting year end date.*

4. *n.a. denotes not applicable as these Industry Comparables reported losses for their respective financial years.*

5. *n.a. denotes not applicable as these Industry Comparables reported losses for their respective financial years and could not produce a return on equity ratio.*

6. *n.a. denotes not applicable as these Industry Comparables recorded losses before interest and tax for their respective financial years and could not produce an interest coverage ratio.*

As shown in Table 5, Hanny's current ratio, total liabilities to equity ratio and long term debt to equity ratio all fall within the range of the Industry Comparables and its return on equity ratio and interest coverage ratio are the highest amongst the Industry Comparables. The long term debt to equity ratio of Hanny is also well below the mean of the Industry Comparables. We consider that Hanny has a relatively lower level of long term debt and strong ability of servicing interest when compared to the selected market peers.

Table 6: Valuation Multiples of Hanny versus Selected Industry Comparables

Comparables	market capitalisation *(HK$'mil)*	P/E *(times)*	P/B *(times)*	Dividend Yield *(times)*
Buildmore International Limited (108)	**32.7**	10.0	0.6	n.a.
Berjaya Holdings (HK) Limited (288)	**59.1**	n.a.	1.0	n.a.
Termbray Industrial International (Holdings) Limited (93)	**998.8**	n.a.	1.3	n.a.
Rivera (Holdings) Limited (281)	**495.6**	26.4	0.6	n.a.
WAH HA Realty Co (278)	**183.9**	7.3	0.3	2.6
China National Resources Development Holdings Limited (661)	**237.2**	n.a.	4.0	n.a.
Frasers Property (China) Ltd. (535)	**802.9**	5.5	0.7	n.a.
Dan Form Holdings Co. Ltd. (271)	**533.7**	3.0	0.3	n.a.
S E A Holdings Ltd. (251)	**2,314.1**	2.1	0.5	2.4
Soundwill Holdings Ltd. (878)	**571.8**	0.7	0.2	1.5
Capital Strategic Investment Ltd. (497)	**964.9**	8.8	0.7	2.1
Maximum	**2,314.1**	**26.4**	**4.0**	**2.6**
Minimum	**32.7**	**0.7**	**0.2**	**1.5**
Mean	**648.6**	**8.0**	**0.9**	**2.2**
Hanny *(Note 2)*	**966.8**	**2.5**	**0.3**	**1.5**

Notes:

1. *The valuation multiples of the Industry Comparables are quoted from Bloomberg.*

2. *Trading multiples of Hanny are calculated based on (i) the closing price of the Hanny Shares; and (ii) the basic earnings per share stated in the columns headed "Pro forma Remaining Hanny Group for the year ended 31st March, 2005" under the section headed "(II) The unaudited pro forma income statement of the Enlarged Hanny Group"; and (iii) the net assets value per share based on the column headed "Pro forma Remaining Hanny Group as at 31st December, 2005" under the section "(I) The unaudited pro forma balance sheet of the Enlarged Hanny Group" of Appendix IV of this Document and 226,143,691 Hanny Shares in issue as at 31st December, 2005.*

As illustrated in Table 6, all Hanny's trading multiples are in line with the range of the Industry Comparables and its P/E ratio and dividend yield fall in the low end of the market range. Nevertheless, we note that out of eleven Industry Comparables seven of them could not produce a dividend yield as they declared no dividend for their respective financial years.

Each GDI Qualifying Shareholder will, if and to the extent that he accepts the GDI Offer, continue to have an indirect interest in GDI through his shareholding in Hanny. However, GDI Qualifying Shareholders should note that, by accepting the GDI Offer, their effective interest in GDI would be diluted. Table 7 below sets out the pro forma effects on the net profit and the net asset value of the Hanny Group in respect of the level of acceptance of the GDI Offer by the GDI Qualifying Shareholders under the two different scenarios. The pro forma financial effects below are a summary of the complete pro forma financial information as set out in Appendix IV to the Document. For the purpose of illustration the possible combinations of Option 1 and Option 2 are ignored.

Table 7: Pro Forma Effects on the Hanny Group In Respect Of the Level of Acceptance of the GDI Offer

	Before the GDI Offer *(Note 3)*	After the GDI Offer *(Note 4)*			
		100% Option 1	% change	100% Option 2	% change
Basic earnings per Share *(HK$) (Note 1)*	1.63	1.51	(7.4)%	1.43	(12.3)%
Diluted earnings per Share *(HK$) (Note 1)*	1.56	1.51	(3.2)%	1.43	(8.3)%
Net tangible asset value per Share *(HK$) (Note 2)*	9.92	9.26	(6.7)%	8.88	(10.5)%

Notes:

1. *Based on section headed "(II) The unedited pro forma income statement of the Enlarged Hanny Group" set out in Appendix IV to the Document.*

2. *Based on the section headed "(V) Unaudited pro forma statement of adjusted consolidated net tangible assets of the Enlarged Hanny Group" set out in Appendix IV to the Document.*

3. *Without taking into account the pro forma adjustments relating to (i) the distribution in specie of GDI Shares, (ii) the Reversal Adjustments (as defined in Appendix IV to the Document); and (iii) the disposal of the Hanny Sale Shares to the Offeror.*

4. *After taking into account the pro forma adjustments relating to (i) the distribution in specie of GDI Shares, (ii) the Reversal Adjustments (as defined in Appendix IV to the Document); and (iii) the disposal of the Hanny Sale Shares to the Offeror.*

(c) *Risk Profile*

In April 2006, the Hanny Group disposed of the assets of Memorex International Inc. that relate to the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data. Following the disposal of these assets, the Hanny Group is no longer engaged in the trading of computer related products and consumer electronic products which contributed substantially to the Hanny Group's turnover and operating results since the mid 90's. As noted in the letter from the Hanny Board, the Hanny Group is now principally engaged in the trading of securities, property investment and trading and other strategic investments. We note from Hanny's annual reports that (i) the trading of computer related products and consumer electronic products was a more significant business for Hanny compared with the property development and trading business; (ii) the property development and trading business commenced in the financial year 2004 and was mainly conducted in the PRC; (iii) trading of securities comprised mainly Hong Kong stocks.

Although the property development and trading business has reported positive results since its commencement, there is no assurance that this business will remain profitable in the future in light of its relatively short operating history. We are of the view that this business is highly susceptible to the uncertainty of business risks. In addition, the prospects and operating performance of the businesses of trading of securities, property investment and trading and other strategic investments depend substantially on the general financial, economic and market conditions in Hong Kong and the PRC.

We note in Hanny's announcement dated 26th January, 2006 that the strategic investments included investments in associate companies that were listed on the Stock Exchange and long-term convertible notes issued by companies listed on the Stock Exchange. According to the aforesaid announcement, Hanny will actively explore other investment opportunities. Depending on the specific acquisition, there may be risks relating to the acquired business itself, risks relating to the industry in which the business operates, and risks relating to the company itself. Hanny may incur financial obligations or liabilities in connection with any acquisition or strategic investment. Also incur an increase in debt or other liabilities in connection with any acquisition or strategic investment. Also, future strategic investments may or may not be successful and may adversely affect its operating results.

We also note in the same announcement that the consideration for the disposal of the assets of Memorex International Inc. comprises, *inter alia*, an earnout amount which will be determined by reference to the EBITDA of the disposed business for each of the twelve-month periods ending on 31st March, 2007, 31st March, 2008 and 31st March, 2009, and the earnout amount shall have a cumulative minimum of US$5 million (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45 million (equivalent to approximatelyHK$349,25,000). As such, Hanny will receive further income in the coming three financial years. According to Hanny's circular dated 10th April, 2006, Hanny will record a gain on the disposal of HK$673.1 million.

We have compared the risk profile of GDI with Hanny. Save for Dongguan Shi Jiang Hai Trading Co., Ltd. and Guangzhou Yao Yang Industrial Co., Ltd., which were acquired in 2005 and are principally engaged in sand mining operations, GDI did not have any other operating subsidiary that contributed to its turnover for the financial year 2005. As discussed in the section headed "(4) Future prospects and outlook of the GDI Group" above, most of the GDI Group's businesses are engaged by its associate companies to which the GDI Group does not have full control over their operations. As such, any alternation to their businesses may affect the prospects of the GDI Group. In addition, GDI's share in the earnings of associate companies constitutes a material component in its income statement. GDI also relies on the ability of its associate companies to

pay dividends. Any decline in the earnings of GDI's associate companies or its investments' ability to pay dividends would materially and adversely affect GDI's earnings and operating performance. Furthermore, as the track record of GDI's sand mining business is relatively short, such business is subject to the uncertainty of business risks and there is no certainty to its future operating performance.

From a financial perspective, GDI reported losses for the operations of the Distributed Business for the financial year 2005 which may continue and there is no assurance that its losses would not increase in the future. In addition, we have been advised by management of GDI that GDI had no banking facilities as at the Latest Practicable Date. As such, it may not be able to obtain needed funding for its business operations, and the failure to obtain needed funding may materially and adversely affect its growth prospects and future profitability; any new borrowings could include terms that restrict its financial flexibility, payment of dividends or its ability to manage its business as it had intended.

Accordingly, the GDI Qualifying Shareholders should carefully consider the risks associated with holding an investment in the Hanny Shares or the Hanny Bonds.

(d) *Trading Performance of the Hanny Shares*

Set out below is a chart of the historical closing prices of the Hanny Shares for the twelve full calendar month period prior to the Latest Practicable Date (the "Review Period"):

Chart 1: Trading Performance of the Hanny Shares


Price (HK$)
6
5
4
3
2
1
0
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Vol
May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06
Volume
Closing Price

Source: Stock Exchange website

Note: On market days when the Hanny Shares were not traded, closing price equals to that of the preceding trading day.

During the Review Period, the Hanny Shares traded within a range between HK$2.475 to HK$5.450 and there were fluctuations in the trading volume of the Hanny Shares. We note that on 21st October, 2005, Hanny made an announcement to confirm that the Hanny Directors were not aware of any reasons for the increase in trading volume of the Hanny Shares save that Hanny was informed by Famex Investment Limited ("Famex"), a substantial shareholder of Hanny and an indirect wholly-owned subsidiary of ITC Corporation Limited, that Famex had acquired 11,000,000 shares of Hanny representing 93.65% of the total trading volume of the shares of Hanny from the market at a price of HK$4.00 per share, and the interest of Famex in Hanny increased from 20.61% to 25.48%. On 27th January, 2006, Hanny made an announcement to confirm that the Hanny Directors were not aware of any reasons for the increase in the price and the trading volume of the Hanny Shares and that except for an announcement dated 26th January, 2006 regarding the very substantial disposal of the assets of Memorex International Inc. that relate to the design, development, marketing, distribution and sale of hardware, media and accessories used for storage of electronic data, there were no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under Rule 13.23 of the Listing Rule.

Table 8 below sets out the highest and lowest closing prices and the average daily closing price for each of the months during the Review Period.

Table 8 — Closing prices of the Hanny Shares

	Highest closing price *HK$*	Lowest closing price *HK$*	Average daily closing price *HK$*
2005			
May	3.700	2.475	2.876
June	3.200	2.775	2.924
July	3.400	2.850	3.025
August	3.525	3.150	3.266
September	4.000	3.600	3.806
October	4.475	3.875	4.145
November	4.175	3.925	4.023
December	3.975	3.700	3.836
2006			
January	4.625	3.700	3.932
February	5.450	4.625	5.100
March	5.050	4.550	4.754
April	4.875	4.700	4.769
May (up to the Latest Practicable Date)	4.800	4.075	4.631

Source: the Stock Exchange website

During the Review Period, the highest closing price of the Hanny Shares as quoted on the Stock Exchange was HK$5.45 on 10th February, 2006 and the lowest closing price of the Hanny Shares as quoted on the Stock Exchange was HK$2.475 on 18th May, 2005.

As shown in Table 8, the Hanny Shares have been generally in a steady uptrend since May 2005 where prices increased from HK$2.475 to HK$5.45 in February 2006. Subsequently, prices leveled off at HK$4.070 to HK$5.05. The average of the daily closing prices of the Hanny Shares as quoted on the Stock Exchange during the Review Period was approximately HK$3.91.

The following table sets out the total trading volume and average daily trading volume of the Hanny Shares and the respective percentage of monthly trading volume compared to the issued share capital and the public float of the Hanny Shares during the Review Period.

Table 9 — Historical trading value and volume of the Hanny Shares

	Total trading volume *(Shares)*	**Average daily trading volume** *(Shares)*	**Total trading volume to total issue Shares** *(Note 1)*	**Total trading volume to public float** *(Note 2)*
2005				
May	9,010,040	450,502	3.8%	5.3%
June	4,427,893	201,268	1.9%	2.6%
July	3,749,253	187,463	1.6%	2.2%
August	3,269,830	142,167	1.4%	1.9%
September	5,136,578	244,599	2.2%	3.0%
October	17,925,023	896,251	7.6%	10.5%
November	2,957,224	1,234,419	1.2%	1.7%
December	5,668,510	283,426	2.4%	3.3%
2006				
January	6,111,725	321,670	2.6%	3.6%
February	12,622,773	631,139	5.3%	7.4%
March	2,901,542	126,154	1.2%	1.7%
April	1,903,981	111,999	0.8%	1.1%
May (up to the Latest Practicable Date)	2,205,398	137,857	0.9%	1.3%

Source: the Stock Exchange website

Notes:

1. *Based on 237,253,402 Shares in issue as at the Latest Practicable Date.*

2. *Based on 171,488,454 Shares held by the public as at the Latest Practicable Date.*

During the Review Period, the percentage of the monthly total trading volume to the total issued share capital of Hanny ranged from approximately 0.8% to 7.6% and that to the public float ranged from approximately 1.1% to 10.5%. Except for October 2005 and February 2006, the trading volume of the Hanny Shares was comparatively thin during the Review Period.

GDI Qualifying Shareholders should note that subject to their size of shareholding and the level of acceptance received in respect of Options 1 and 2, a sufficiently active market may or may not exist in the Hanny Shares to enable the GDI Qualifying Shareholders who intend to tender their GDI Shares to the GDI Offer and dispose of their Hanny Shares or Conversion Shares to do so in the short term and the market price of the Hanny Shares may or may not encounter a downward pressure.

In addition, as at the Latest Practicable Date, Hanny had 9,000,000 outstanding options granted entitling the holders thereof to subscribe for up to 9,000,000 Hanny Shares.

Nevertheless, compared to the GDI Shares, the Hanny Shares would be far more liquid as the GDI Shares are unlisted shares.

(e) *Dividend payment record of Hanny*

Table 10 below sets forth an update of the profit/(loss) attributable to the Hanny shareholders, dividend per Hanny Share and the dividend payout ratio of the Hanny Group:

Table 10: Dividend Payment Record of Hanny

	For the nine months ended 31st December, 2005	**For the year ended 31st March, 2005**	**2004**	**2003**
Profit (Loss) attributable to equity holders of the present *(HK$'000)*	(127,102)	(161,862)	13,300	(648,620)
Basic earnings (loss) per share *(HK$)*	(0.57)	(0.82)	0.08	(4.05)
Dividend per share *(HK$)*	0.06	0.06	0.07	—
Dividend payout ratio *(Note 1)*	n.a.	n.a.	87.5%	n.a.

Source: Hanny's annual and interim reports

Notes:

1. *Dividend per share divided by earnings per share for the period.*

2. *n.a. denotes not applicable as Hanny recorded loss per Share.*

For the period reviewed, Hanny declared dividends, regardless of its profitability, for each of the reporting period except for the financial year 2003. For the financial year 2004 in which Hanny made a net profit, Hanny's dividend pay-out ratio was 87.5%.

Nevertheless, GDI Qualifying Shareholders should be mindful that there can be no assurance that Hanny will maintain similar levels of dividend payment, or any at all, in future years. GDI Qualifying Shareholders seeking consistent income might find the Hanny Bonds a better alternative than the dividend payments the Hanny Shares may offer.

(8) Intention of Hanny

As stated in the section headed "Intentions of Hanny regarding GDI" in the letter from Somerley in this Document, it is the intention of Hanny that the GDI Group will not conduct any business other than the Distributed Business or hold any other assets other than those assets relate to the Distributed Business which would be inherited from the China Strategic Group Reorganisation. The GDI Board intends not to dispose of any assets or redeploy any employees of the GDI Group upon completion of the GDI Offer. It is the intention of Hanny that it will not inject any asset into GDI or propose that the GDI Board authorises the disposal of any assets or make changes to the principal business of the GDI Group.

(9) Analysis of Options 1 and 2

Based on the closing price of HK$4.075 per Hanny Share on the Latest Practicable Date, Option 1 values each GDI Share at HK$1.175.

Based on the valuation of the Hanny Bonds prepared by RHL as at 31st March, 2006, the value of a Hanny Bond would be HK$14.10. As such, Option 2 values each GDI Share at approximately HK$2.82.

To assess the fairness and reasonableness of the valuation of the Hanny Bonds, we have discussed with RHL and reviewed the methodology, bases and key assumptions employed in the valuation. As noted in our discussion with RHL, the value of a Hanny Bond comprises two components, namely the liability component and the equity component. The liability component is estimated by discounting all future cash flows using the relevant spot rates (being the sum of the zero coupon rates stripped from the Hong Kong Sovereign Bonds and a risk premium determined by management of Hanny). As regards the risk premium which reflects the credit risks of the Hanny Bonds, RHL has also made reference to the past borrowing rates of the Hanny Group. The equity component of the Hanny Bond is equivalent to the Fair Value stipulated in HKAS39. When determining the equity component, RHL has taken into consideration the price volatility of the Hanny Shares. We understand that the liability component of the Hanny Bond will vary according to, *inter alia*, the credit ratings of Hanny, prevailing market interest rates and zero coupon bond yields, credit spreads etc. and the equity component of the Hanny Bonds will vary with the movements of the Hanny Share price. The valuation is based on the assumption that the Hanny Bonds were issued on 31st March, 2006 and full acceptance of all 311,387,646 GDI Shares subject to the GDI Offer was made under Option 2 of the GDI Offer and accordingly, 62,277,529 bonds were issued with face value of HK$15 each. Based on our discussions with RHL and review of the valuation report, we consider that the basis and assumptions have been made with due care and objectivity and they are fair, reasonable and adequate as they are made based on reasonable estimates of available market data, and therefore the valuation is fair and reasonable.

However, the implied values of Options 1 and 2 will continually change in accordance with the market price movements of the Hanny Shares. Table 11 below illustrates the implied values of Options 1 and 2 at various price levels of the Hanny Shares, assuming all other factors (the credit ratings of Hanny, prevailing market interest rates and zero coupon bond yields etc.) being constant.

Table 11: Implied Values of Option 1 and Option 2

Hanny Share price *HK$*	Implied value of Option 1 *HK$* *(Note 1)*	Implied value of Option 2 *HK$* *(Note 2)*	Premium (discount) of implied value of Option 2 over (to) implied value of Option 1
1	2.8	12.2	336.2%
2	3.8	12.3	224.9%
3	4.8	12.6	162.5%
4	5.8	13.0	123.5%
5	6.8	13.4	97.2%
6	7.8	13.9	78.5%
7	8.8	14.5	64.7%
8	9.8	15.1	54.1%
9	10.8	15.8	45.9%
10	11.8	16.4	39.3%
15	16.8	20.2	20.1%
20	21.8	24.2	11.1%
25	26.8	28.4	6.1%
35	36.8	37.1	0.8%
50	51.8	50.4	(2.7)%
75	76.8	72.8	(5.2)%

Notes:

1. *Calculated as the sum of the Hanny Share price plus $1.8.*

2. *This column is provided by RHL and is calculated as the sum of (i) the liability component value of a Hanny Bond; and (ii) the equity component value of a Hanny Bond which is determined by the Black-Scholes Option Pricing Model at various levels of the Hanny Share price.*

As illustrated in Table 11, Option 2 is worth more than Option 1 for the Hanny Share price range of HK$1.0 to HK$35 and their difference decreases with increasing Hanny Share price. This illustrates that when the Hanny Share price rises, the implied values of the two Options converge, and when the Hanny Share price is above HK$35, the difference between the implied values of Options 1 and 2 reverses. However, in view of the current price level of the Hanny Shares, the Hanny Shares might not be able to achieve HK$35 before the close of the GDI Offer on 16th June, 2006.

Based on the closing price of the Hanny Share of HK$4.85 as of 31st March, 2006, Option 2 is worth almost double the implied value of Option 1. We are of the view that, as of the date hereof, from a financial perspective, we would recommend those GDI Qualifying Shareholders who wish to realise their investment in GDI and are seeking consistent income to consider electing Option 2, provided such GDI Qualifying Shareholders:

(i) have no immediate requirements for liquidity;

(ii) are confident of the business of the Hanny Group which includes the GDI Group and would like to have investment exposure to its businesses;

(iii) have a positive view on the Enlarged Hanny Group's future prospects;

(iv) are mindful that the conversion price of the Hanny Bonds has been set at HK$9.0, which represents a premium of 120.9% over the closing price of the Shares as at the Latest Practicable Date, and such high conversion premium indicates a lesser chance for the holders of the Hanny Bonds to convert the Hanny Bonds into Conversion Shares;

(v) are aware that the Hanny Bonds will not be listed on any stock exchange;

(vi) understand and accept the risks pertinent to an investment in the Hanny Bonds, in particular, Option 2 is subject to default risk;

(vii) have no better investment alternative for the cash; and

(viii) understand and accept that upon conversion of the Hanny Bonds, the monetary value that can be realised from the sale of the Conversion Shares in the future may be higher or lower than the current implied value per GDI Share under Option 1 of approximately HK$1.32.

However, for those GDI Qualifying Shareholders who wish to realise their investment in GDI and are seeking immediate liquidity, we would recommend them to consider electing Option 1, provided such GDI Qualifying Shareholders:

(i) are aware that subject to their size of shareholding and the level of acceptance received in respect of Options 1 and 2, a sufficiently active market may or may not exist in the Hanny Shares to enable them to dispose of their Hanny Shares in the short term and the market price of the Hanny Shares may or may not encounter a downward pressure;

(ii) are mindful that there can be no assurance that Hanny will maintain similar levels of dividend payment, or any at all, in future years; and

(iii) understand and accept that the monetary value that can be realised from Option 1 might be significantly lower than Option 2 in light of the current Hanny Share price level.

In addition, we would recommend those GDI Qualifying Shareholders who wish to realise their investment in GDI with partial immediate liquidity but at the same time maximize their return on investment to consider electing a combination of Option 1 and Option 2, provided such GDI Qualifying Shareholders:

(i) are confident of the business of the Hanny Group which includes the GDI Group and would like to have investment exposure to its businesses;

(ii) have a positive view on the Enlarged Hanny Group's future prospects;

(iii) are mindful that the conversion price of the Hanny Bonds has been set at HK$9.0, which represents a premium of 120.9% over the closing price of the Shares as at the Latest Practicable Date, and such high conversion premium indicates a lesser chance for the holders of the Hanny Bonds to convert the Hanny Bond into Conversion Shares;

(iv) are aware that the Hanny Bonds will not be listed on any stock exchange;

(v) understand and accept the risks pertinent to an investment in the Hanny Bonds, in particular, as contrast to Option 1 which is partially in cash, Option 2 is subject to default risk;

(vi) are mindful that there can be no assurance that Hanny will maintain similar levels of dividend payment, or any at all, in future years;

(vii) are aware that subject to their size of shareholding and the level of acceptance received in respect of Options 1 and 2, a sufficiently active market may or may not exist in the Hanny Shares to enable them to dispose of their Hanny Shares or Conversion Shares in the short to medium term and the market price of the Hanny Shares may or may not encounter a downward pressure; and

(viii) understand and accept that the monetary value that can be realised from a combination of Options 1 and 2 might be significantly lower than Option 2 in light of the current Hanny Share price level.

SUMMARY

Our opinion is based on the following principal considerations:

1. From a financial perspective, GDI has reported losses for the operations of the Distributed Business for the financial year 2005, there is no assurance that GDI could become profitable or its losses would not increase in the future.

2. As at the Latest Practicable Date, no listing application was intended to be made for the GDI Shares on the Stock Exchange or any other stock exchange, the cash resources of GDI were intended to be reserved as working capital for further expansion of its businesses and no dividend payment would be declared at least in the near future. Consequently, it might be difficult for the holders of GDI Shares to realise their returns, if any, on their investment by receiving dividends from GDI or selling their GDI Shares on a recognised stock exchange. The GDI Offer therefore represents a good opportunity for the GDI Qualifying Shareholders to realise their investments in GDI. If they elect Option 1, they could realise a portion of their investments in cash immediately and be able to exchange the rest for the Hanny Shares with far more liquidity. If they elect Option 2, they would be able to exchange their investments for interest carrying convertible bonds issued by a listed company that are convertible into Conversion Shares during the conversion period.

3. There are risks relating to GDI's businesses. As an unlisted public company, GDI might not be able to obtain funding for its business operations. In the event that a substantial amount of capital is required for its business operations, failure to obtain needed capital could materially and adversely affect its growth prospects and future profitability; any new borrowings could include terms that restrict its financial flexibility, payment of dividends or its ability to manage its business as it had intended.

4. The P/B ratios of GDI based on Options 1 and 2 of 0.5 times and 1.1 times respectively are in line with the range of 0.1 times to 11.3 times based on the Comparable Companies.

5. Compared to the GDI Shares, the Hanny Shares are far more liquid as the GDI Shares are unlisted shares.

6. Hanny's P/E ratio, P/B ratio and dividend yield are in line with the range of the Industry Comparables.

7. As illustrated in Table 5 — Financial Ratios of Hanny versus Selected Industry Comparables and discussed in the section headed "(7)b. Historical financial performance", Hanny has a relatively lower level of long term debt and strong ability of servicing interest when compared to the selected market peers.

Having considered the foregoing, we are of the view that the GDI Offer represents a good opportunity for the GDI Qualifying Shareholders to realise their investments in GDI which are fairly valued based on the implied values of Options 1 and 2. Also, the GDI Offer in general is fair and reasonable so far as the GDI Qualifying Shareholders are concerned. We therefore recommend the GDI Qualifying Shareholders to accept the GDI Offer.

Given the choice between Options 1 and 2, we recommend that GDI Qualifying Shareholders should elect for Option 2 which values each GDI Share at approximately HK$2.82, as compared to the implied value per GDI Share of HK$1.175 under Option 1, based on the closing price of the Hanny Shares of HK$4.075 as at the Latest Practicable Date, provided such GDI Qualifying Shareholders:

(i) have no immediate requirements for liquidity;

(ii) are confident of the business of the Hanny Group which includes the GDI Group and would like to have investment exposure to its businesses;

(iii) have a positive view on the Enlarged Hanny Group's prospects;

(iv) are mindful that the conversion price of the Hanny Bonds has been set at HK$9.0, which represents a premium of 120.9% over the closing price of the Hanny Shares as at the Latest Practicable Date, and such high conversion premium indicates a lesser chance for the holders of the Hanny Bonds to convert the Hanny Bonds into Conversion Shares;

(v) are aware that the Hanny Bonds will not be listed on any stock exchange;

(vi) understand and accept the risks pertinent to an investment in the Hanny Bonds, in particular, Option 2 is subject to default risk;

(vii) have no better investment alternative for the cash; and

(viii) understand and accept that upon conversion of the Hanny Bonds, the monetary value that can be realised from the sale of the Conversion Shares in the future may be higher or lower than the current implied value per GDI Share under Option 1 of approximately HK$1.175.

However, for those GDI Qualifying Shareholders who wish to realise their investment in GDI and are seeking immediate liquidity, we would recommend them to consider electing Option 1, provided such GDI Qualifying Shareholders:

(i) are aware that subject to their size of shareholding and the level of acceptance received in respect of Options 1 and 2, a sufficiently active market may or may not exist in the Hanny Shares to enable them to dispose of their Hanny Shares in the short term and the market price of the Hanny Shares may or may not encounter a downward pressure;

(ii) are mindful that there can be no assurance that Hanny will maintain similar levels of dividend payment, or any at all, in future years; and

(iii) understand and accept that the monetary value that can be realised from Option 1 might be significantly lower than Option 2 in light of the current Hanny Share price level.

In addition, we would recommend those GDI Qualifying Shareholders who wish to realise their investment in GDI with partial immediate liquidity but at the same time maximize their return on investment to consider electing a combination of Option 1 and Option 2, provided such GDI Qualifying Shareholders:

(i) are confident of the business of the Hanny Group which includes GDI Group and would like to have investment exposure to its businesses;

(ii) have a positive view on the Enlarged Hanny Group's future prospects;

(iii) are mindful that the conversion price of the Hanny Bond has been set at HK$9.0, which represents a premium of 120.9% over the closing price of the Shares as at the Latest Practicable Date, and such high conversion premium indicates a lesser chance for the holders of the Hanny Bonds to convert the Hanny Bond into Conversion Shares;

(iv) are aware that the Hanny Bonds will not be listed on any stock exchange;

(v) understand and accept the risks pertinent to an investment in the Hanny Bonds, in particular, as contrast to Option 1 which is partially in cash, Option 2 is subject to default risk;

(vi) are mindful that there can be no assurance that Hanny will maintain similar levels of dividend payment, or any at all, in future years;

(vii) are aware that subject to their size of shareholding and the level of acceptance received in respect of Options 1 and 2, a sufficiently active market may or may not exist in the Hanny Shares to enable them to dispose of their Hanny Shares or Conversion Shares in the short to medium term and the market price of the Hanny Shares may or may not encounter a downward pressure; and

(viii) understand and accept that the monetary value that can be realised from a combination of Options 1 and 2 might be significantly lower than Option 2 in light of the current Hanny Share price level.

Given that the implied values of Options 1 and 2 will continually change in accordance with the market price movements of the Hanny Shares and there is still a considerable lead time from the date of this letter to the closing date of the GDI Offer, GDI Qualifying Shareholders should be mindful of, inter alia, any changes in the Hong Kong and international stock markets, financial, economic, market and other conditions, and the latest developments in the operating environment, industry and prospect of the GDI Group and the Hanny Group before making a decision on which of Option 1 and Option 2, or a combination of both Options, to elect. GDI Qualifying Shareholders should consider the relative implied values of Option 1 and Option 2 closer to the closing date of the GDI Offer, before making their election, and may refer to Table 11 set out under the section headed "(9) Analysis of Options 1 and 2" in this letter.

GDI Qualifying Shareholders should read carefully the procedures for accepting the GDI Offer as detailed in Appendix I to the Document and are strongly advised that the decision to realise or hold their investment in the GDI Shares is subject to individual circumstances as well as their own investment objectives and tax positions. Furthermore, in considering whether to elect Option 1 or Option 2, or a combination of both, GDI Qualifying Shareholders should also take into account the market risks and transaction costs associated with disposing of the Hanny Shares or Conversion Shares. GDI Qualifying Shareholders should carefully consider their own circumstances.

Yours faithfully,
For and on behalf of
Hercules Capital Limited
Louis Koo
Managing Director

PROCEDURE FOR ACCEPTANCE

(i) The number of the GDI Shares registered in your name as at 19th May, 2006 and in respect of which you are entitled to tender for acceptance under the GDI Offer (assuming that you have not sold or otherwise transferred any of them) is set out in the Form of Acceptance accompanying this document. To accept the GDI Offer, you should complete the Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the GDI Offer.

(ii) The completed Form of Acceptance in respect of the GDI Offer should then be forwarded by post, by express mail or other similar courier services, or by hand to the Receiving Agent, Standard Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as practicable after receipt of the Form of Acceptance and in any event so as to reach the Receiving Agent at the aforesaid address by no later than 4:00 p.m. on 16th June, 2006 or such later time and/or date as the Offeror may determine and announce in accordance with the Takeovers Code.

(iii) If your GDI Shares are held through CCASS through your licensed securities dealer or custodian bank or other nominee, you should instruct your licensed securities dealer or custodian bank or other nominee to authorise HKSCC Nominees Limited to accept the GDI Offer on your behalf on or before the deadline set by HKSCC Nominees Limited. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your licensed securities dealer or custodian bank or other nominee for the timing on the processing of your instruction, and submit your instruction to your licensed securities dealer or custodian bank or other nominees as required by them.

(iv) If your GDI Shares are held through your Investor Participant Account with CCASS, you should issue your instruction via the CCASS Phone System or CCASS Internet System on or before the deadline set by HKSCC Nominees Limited.

(v) Acceptance will be subject to validation before the GDI Offer consideration will be despatched to the persons entitled thereto. The consideration payable in respect of acceptances will be despatched as soon as possible and in any event no later than the tenth calendar day of the day on which all the relevant documents are received by the Receiving Agent to render acceptance of the GDI Offer complete and valid. If such date is not a Business Day, then the day by which the GDI Offer consideration will be despatched will be extended to the next Business Day thereafter.

(vi) A GDI Qualifying Shareholder who accepts the GDI Offer but who does not indicate clearly their choice of Option 1 consideration or Option 2 consideration in its Form of Acceptance will be deemed to have elected to receive Option 1 consideration in respect of all the GDI Shares to which its Form of Acceptance relates. The Form of Acceptance contains provisions regarding the calculation of the number of GDI Shares in respect of which you will receive Option 1 consideration or Option 2 consideration for your acceptance of the GDI Offer.

    (a) If the number of GDI Shares you insert in Box D of the Form of Acceptance (for Option 2 consideration) is not 5 or an integral multiple of 5, you will be deemed to have elected:—

        (i) to receive Option 2 consideration in respect of the number of GDI Shares inserted in Box D rounded down to 5 or the integral multiple of 5 nearest to the number you insert (and the number in the Box D will be deemed to be reduced accordingly); and

        (ii) to receive Option 1 consideration in respect of the remainder of the GDI Shares (and the number in Box C will be deemed to be increased accordingly).

(b) If the aggregate number of GDI Shares you insert in Box C of the Form of Acceptance (for Option 1 consideration) and Box D of the Form of Acceptance (for Option 2 consideration) exceeds the number of GDI Shares registered in your name, the excess will first be deducted from the number inserted in Box D (which will be deemed to be reduced accordingly) and any excess remaining after that deduction will then be deducted from the number in Box C (which will be deemed to be reduced accordingly).

(c) If the number of GDI Shares in Box C (after alteration as a result of the provisions above, if applicable) is not 5 or an integral multiple of 5, then the difference between (i) that number and (ii) 5 or the integral multiple of 5 nearest to that number will be calculated and you will be paid in respect of the difference an amount calculated by applying the formula HK$1.8 x (the difference/ 5).

By way of illustration:—

If you complete the Form of Acceptance as follows:—

Number of GDI Shares tendered under **Option 1**	BOX C	FIGURES 9	WORDS NINE
Number of GDI Shares tendered under **Option 2**	BOX D	FIGURES 0	WORDS ZERO

then you will (assuming that you have the relevant number of GDI Shares registered in your name) be entitled to receive one (1) Hanny Share and HK$3.24 (being 1 Hanny Share and HK$1.80 for 5 GDI Shares + HK$1.80 x 4/5 for the remaining 4 GDI Shares).

OR

If you complete the Form of Acceptance as follows:—

Number of GDI Shares tendered under **Option 1**	BOX C	FIGURES 9	WORDS NINE
Number of GDI Shares tendered under **Option 2**	BOX D	FIGURES 8	WORDS EIGHT

then you will (assuming that you have the relevant number of GDI Shares registered in your name) be entitled to receive two (2) Hanny Shares, one (1) Hanny Bond and HK$4.32 (being two (2) Hanny Shares and HK$3.60 for 10 GDI Shares (as you will be deemed to have elected Option 1 consideration in respect of 3 GDI Shares in Box D, so that the total number of GDI Shares to be satisfied by Option 1 consideration is 12 GDI Shares) + HK$1.80 x 2/5 for the remaining 2 GDI Shares + one (1) Hanny Bond (in respect of 5 GDI Shares for which you have elected Option 2 consideration in Box D)).

(vii) Subject to the terms of the Takeovers Code, the Offeror reserves the right in its absolute discretion to treat as valid any acceptance of the GDI Offer which is not entirely in order.

(viii) No acknowledgement of receipt of any Form(s) of Acceptance, share certificate(s), transfer receipt(s), other document(s) of title and/or any indemnity or indemnities required in respect of your GDI Shares will be given.

ACCEPTANCE PERIOD, REVISIONS AND EXTENSIONS OF THE GDI OFFER

(i) The GDI Offer is being made on 26th May, 2006 and is capable of acceptance from and after this date.

(ii) Unless the GDI Offer has previously been extended or revised, the GDI Offer will close at 4:00 p.m. on the Closing Date. The Offeror reserves the right, subject to the Takeovers Code, to extend or revise the GDI Offer after the despatch of this document.

(iii) If the GDI Offer is extended or revised, the announcement of such extension or revision will either state the next Closing Date or that the GDI Offer will remain open until further notice (in the latter case at least 14 days' notice will be given before the GDI Offer is closed to those GDI Qualifying Shareholders who have not accepted the GDI Offer). If the GDI Offer is extended or revised, it will remain open for acceptance for a period of not less than 14 days and, unless previously extended or revised, shall be closed on the subsequent Closing Date. The latest time for acceptances on such Closing Date will be 4:00 p.m.

(iv) In any case where the GDI Offer is revised, the benefit of any revision of the GDI Offer will be available to all GDI Qualifying Shareholders who have previously accepted the GDI Offer. The execution and delivery to the Receiving Agent of any Form of Acceptance by or on behalf of any GDI Qualifying Shareholder who has accepted the GDI Offer before such revision shall be deemed to constitute acceptance of the revised GDI Offer, unless such GDI Qualifying Shareholder becomes entitled to withdraw his acceptance as set out in paragraphs headed "Right of Withdrawal" below and duly does so.

(v) If the Closing Date is extended, any reference in this document and in the Form of Acceptance to the Closing Date shall, except where the context otherwise requires, be deemed to refer to the Closing Date as so extended.

ANNOUNCEMENTS

(i) By 6:00 p.m. (or such later time as the Executive may in exceptional circumstances permit) on the Closing Date, the Offeror will inform the Executive and the Stock Exchange of its decision in relation to the revision, extension or expiry of the GDI Offer. The Offeror will publish an announcement on the Stock Exchange's website by 7:00 p.m. on the Closing Date stating whether the GDI Offer has been revised, extended or expired. Such announcement will be republished in accordance with Rule 12.2 of the Takeovers Code on the Business Day thereafter. The announcement will state the total number of GDI Shares and rights over GDI Shares:

- for which acceptances of the GDI Offer have been received;
- held, controlled or directed by the Offeror or persons acting in concert with it before the GDI Offer period; and
- acquired or agreed to be acquired during the GDI Offer period by the Offeror or any persons acting in concert with it.

The announcement will specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

(ii) The announcement will state the number of GDI Shares representing respectively valid acceptances of the GDI Offer and acceptances which are not in all aspects in order or are subject to verification.

(iii) As required under the Takeovers Code, all announcements in relation to the GDI Offer in respect of which the Executive and (if applicable) the Stock Exchange have confirmed that they have no further comments will be made in accordance with the Listing Rules.

RIGHT OF WITHDRAWAL

(i) Acceptances to the GDI Offer tendered by the GDI Qualifying Shareholders shall be irrevocable and cannot be withdrawn save as provided below.

(ii) If the Offeror is unable to comply with any of the requirements of making announcements relating to the GDI Offer under Rule 19 of the Takeovers Code (a summary of which has been set out in paragraphs (i) and (ii) in the section headed "Announcements" in this appendix), the Executive may require that accepting GDI Qualifying Shareholders be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements are satisfied.

OVERSEAS GDI QUALIFYING SHAREHOLDERS

(i) The making of the GDI Offer in, or to the GDI Qualifying Shareholders in, any jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdictions. GDI Qualifying Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of the relevant jurisdictions. With the consent of the Executive, (i) the GDI Offer will not be extended to U.S. persons and persons whose addresses shown on the register of members of GDI is in Malaysia and (ii) this document will be despatched for information only and without the accompanying Form of Acceptance to those persons whose names appear on the register of members of GDI and whose addresses shown on the register of members of GDI is in the United States or Malaysia. Subject to the Executive's consent being obtained, the Offeror reserves the right to make other arrangements in respect of the GDI Qualifying Shareholders not resident in Hong Kong in relation to the terms of the GDI Offer.

(ii) It is the responsibility of any overseas GDI Qualifying Shareholder who wishes to accept the GDI Offer to satisfy himself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in such jurisdiction.

(iii) No GDI Qualifying Shareholder who is a U.S. person will be permitted to accept the GDI Offer.

(iv) Each accepting GDI Qualifying Shareholder is required to represent and warrant to the Offeror and Somerley by entering "NO" in the relevant box in the Form of Acceptance that he:

- **did not receive this document or the Form of Acceptance in the United States nor will he send the completed Form of Acceptance from the United States or use any U.S. jurisdictional means to deliver the completed Form of Acceptance;**
- **was not in the United States when the Form of Acceptance was delivered or at the time of accepting the GDI Offer;**
- **is not a U.S. person; or**
- **is not an agent or fiduciary acting on a non-discretionary basis for a principal in the United States.**

(v) In the event that:

- **a GDI Qualifying Shareholder does not clearly mark the word "NO" in the relevant box in the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph (iv) above;**

- **a GDI Qualifying Shareholder completes the relevant Form of Acceptance with an address in the United States or has a registered address in the United States and, in either case, he does not insert in the relevant Form of Acceptance the name and address of a personal agent outside the United States to whom he wishes the consideration to which he is entitled under the GDI Offer to be sent;**

- **a GDI Qualifying Shareholder inserts in the relevant Form of Acceptance the name and address of a person or agent in the United States to whom he wishes the consideration to which he is entitled under the GDI Offer to be sent; or**

- **the relevant Form of Acceptance received from a GDI Qualifying Shareholder is or are received in an envelope postmarked in, or which otherwise appears to the Offeror or its agents to have been sent from, the United States,**

his acceptance shall not be valid, subject to the right of the Offeror in its sole discretion to investigate the nature and residence of such shareholder further and to allow his acceptance to be valid if it is satisfied that such shareholder does not have any connection with the United States.

(vi) The Offeror further reserves the right to notify any matter (including, without limitation, the making or revision or extension of the GDI Offer) to the GDI Qualifying Shareholders not resident in Hong Kong by announcement in newspapers which may not be circulated in the jurisdictions at which such shareholders are resident. The notice being the subject matter of the announcement will be deemed to have been sufficiently given, notwithstanding any failure by such shareholders to receive or read that announcement.

(vii) Acceptances of the GDI Offer by any overseas GDI Qualifying Shareholder will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the GDI Offer, and any extension or revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

GENERAL

(i) Acceptance of the GDI Offer by any person will be deemed to constitute a warranty by such person or persons to the Offeror that the GDI Shares acquired under the GDI Offer are sold by such person or persons free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the right to receive in full all dividends and distributions declared, paid or made after the date of the issue of the GDI Shares.

(ii) Acceptance of the GDI Offer by any nominee will be deemed to constitute a warranty by such nominee to the Offeror that the number of GDI Shares in respect of which it is indicated in the Form of Acceptance is the aggregate number of GDI Shares held by such nominee for such beneficial owners who are accepting the GDI Offer and in respect of which the GDI Offer is accepted.

(iii) All communications, notices, forms of acceptance, share or bond certificates, other documents of title (or indemnities in respect thereof) or remittances of any nature to be delivered by or sent to or from the GDI Qualifying Shareholders shall be delivered by or sent to or from the GDI Qualifying Shareholders, or their designated agents, at their own risk, and none of the Offeror, Somerley, GDI or the Receiving Agent accepts any liability for any loss or any other liabilities whatsoever which may arise as a result thereof.

(iv) If the GDI Offer is withdrawn as permitted by the Takeovers Code, the Form of Acceptance will be returned by post as soon as possible and in any event within 10 days of the GDI Offer being withdrawn or (as the case may be) within the period to be specified by the Offeror by announcement if accepting GDI Qualifying Shareholders were to be given the right to withdraw their acceptance (as required by

the Executive), in each case at the risk of the person entitled thereto, to the person or agent whose name and address is set forth in the Form of Acceptance. If no such name is set forth, to the first-named holder at his registered address.

(v) References to the GDI Offer in this document and in the Form of Acceptance shall include any extension and/or revision thereof.

(vi) The provisions set out in the Form of Acceptance form part of the terms of the GDI Offer.

(vii) The accidental omission to despatch this document and/or the Form of Acceptance to any person to whom the GDI Offer is made will not invalidate the GDI Offer in any way.

(viii) The GDI Offer and all acceptances of it, the Form of Acceptance, all contracts made in relation to the GDI Offer, and all actions taken or made or deemed to be taken or made pursuant to the terms of the GDI Offer, will be governed by and construed in all aspects in accordance with the laws of Hong Kong. Execution of a Form of Acceptance by or on behalf of a GDI Qualifying Shareholder will constitute the submission by such shareholder in relation to all matters arising out of or in connection with the GDI Offer and the Form of Acceptance to the non-exclusive jurisdiction of the courts of Hong Kong.

(ix) Due execution of the Form of Acceptance will constitute an authority to the Offeror and/or Somerley, any director thereof or their respective agents to complete and execute, on behalf of the GDI Qualifying Shareholders who accept the GDI Offer, the Form of Acceptance and any other document and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror, or such person or persons as the Offeror shall direct, the GDI Shares which are the subject of such acceptance.

(x) In relation to any acceptance of the GDI Offer in respect of your GDI Shares which are held through CCASS, the Offeror reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance and transfer of the GDI Offer, whether in order to comply with the facilities or requirements of CCASS or otherwise, provided that such alterations, additions or modifications are consistent with the requirements of the Takeovers Code or are otherwise made with the Executive's consent.

(xi) The settlement of the consideration to which accepting GDI Qualifying Shareholders will be entitled under the GDI Offer will be implemented in full in accordance with the terms of the GDI Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such shareholders.

(xii) In making their decision, GDI Qualifying Shareholders must rely on their own examination of the Offeror and GDI and the terms of the GDI Offer, including the merits and risks involved. The contents of this document, including any general advice or recommendations contained herein, and the Form of Acceptance are not to be construed as legal or business advice. GDI Qualifying Shareholders could consult with their own lawyer or financial adviser for legal or financial advice. Additionally, this document does not include any information in respect of United States taxation. GDI Qualifying Shareholders who may be subject to tax in the United States are urged to consult their tax adviser regarding the U.S. federal, state, local and other tax consequences of owning and disposing of GDI Shares.

(xiii) The GDI Offer is being made by the issue and despatch of this document and the related Form of Acceptance on 26th May, 2006.

(xiv) The GDI Offer is made in accordance with the Takeovers Code.

1. FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Hanny Group extracted from the circular issued by Hanny dated 10th April, 2006 is set out below:

Results

	Nine months ended 31st December,		Year ended 31st March,		
	2005	**2004**	**2005**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(audited) (Note 1)	*(unaudited) (Note 1)*	*(audited and restated) (Note 2)*	*(audited and restated) (Note 2)*	*(audited and restated) (Note 2)*
Revenue	4,523,483	4,434,124	5,676,459	5,025,930	4,162,804
(Loss) profit before income tax	(120,318)	133,667	17,159	135,245	(574,444)
Income tax expense	(61,074)	(90,428)	(117,397)	(25,469)	(32,200)
(Loss) profit for the year/period	(181,392)	43,239	(100,238)	109,776	(606,644)
Attributable to:					
Equity holders of the parent	(127,102)	4,094	(161,862)	13,300	(648,620)
Minority interests	(54,290)	39,145	61,624	96,476	41,976
	(181,392)	43,239	(100,238)	109,776	(606,644)
Dividends	22,463	11,193	11,193	11,221	—
(Loss) earnings per Hanny Share — basic	HK$(0.57)	HK$0.02	HK$(0.82)	HK$0.08	HK$(4.05)
Dividend per Hanny Share — Final, paid	HK$0.06	HK$0.06	HK$0.06	HK$0.02	—
— Interim, paid	—	—	—	HK$0.05	—

Assets and liabilities

	As at 31st December,	As at 31st March,		
	2005	**2005**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(audited)	*(audited and restated)*	*(audited)*	*(audited)*
Non-current assets	1,861,527	1,284,621	1,643,529	1,604,463
Current assets	2,507,485	2,371,932	2,299,707	1,663,268
	4,369,012	3,656,553	3,943,236	3,267,731
Current liabilities	2,283,671	1,240,452	1,653,951	1,185,858
Non-current liabilities	7,459	160,110	10,947	177,708
	2,291,130	1,400,562	1,664,898	1,363,566

Notes:

1. Figures for the nine months ended 31st December, 2004 and 2005 were prepared under the Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1st January, 2005. Details of the application of the new HKFRSs are set out in note 2 to the accountants' report on the Hanny Group contained in the sub-section headed "Audited financial statements" in this appendix.

2. Figures for the three years ended 31st March, 2003, 2004 and 2005 were prepared under the new HKFRSs. Restatements have been made for figures published previously. Details of the effects of the new HKFRSs are set out in note 3 to the accountants' report on the Hanny Group contained in the sub-section headed "Audited financial statements" in this appendix.

3. No extraordinary or exceptional items were recorded in each of the three financial years ended 31st March, 2003, 2004 and 2005 and the nine-month periods ended 31st December, 2004 and 2005. No qualification was contained in the annual reports/accountants' report of the Hanny Group in the aforesaid financial years/periods.

2. AUDITED FINANCIAL STATEMENTS

Set out below is the accountants' report of the Hanny Group containing the audited consolidated financial statements of the Hanny Group together with accompanying notes as extracted from the circular of Hanny dated 10th April, 2006:

"**Deloitte.**
德勤

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

10 April 2006

The Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
No. 51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2005 (the "Relevant Periods") for inclusion in the circular issued by the Company dated 10 April 2006 (the "Circular") in connection with the very substantial disposal transaction, whereby the Group (i) through its non-wholly owned subsidiary, Memorex International Inc. (the "Vendor"), will dispose of the Vendor's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and (ii) will dispose of Vendor's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by the Vendor and the Disposed Companies (the "Business", together with the Disposed Companies hereinafter collectively referred to as the "Disposed Assets"), pursuant to an agreement dated 19 January 2006 (the "Agreement") entered into between the Vendor, and Imation Corp. (the "Purchaser"), a company organized under the laws of the State of Delaware, the United States of America ("USA") and the shares of which are listed on the New York Stock Exchange (the "Disposal").

The Company was incorporated in Bermuda on 3 September 1991. The Company is an investment holding company.

As at the date of this report, the Company has the following subsidiaries, which all are private companies with limited liability:

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Hanny Magnetics (B.V.I.) Limited *(note 1)*	British Virgin Islands ("B.V.I.") 22 May 1990	HK$40,000,000 ordinary shares HK$8,000,000 *preference shares*	100%	—	100%	Investment holding
Acropolis Investment Group Limited *(note 1)*	B.V.I. 11 July 2000	US$50,000	—	100%	100%	Investment holding
Best Position Limited *(note 1)*	B.V.I. 2 February 2006	US$1	—	100%	100%	Investment holding
Better Gain Investments Limited *(note 1)*	B.V.I. 2 June 1999	US$1	—	100%	100%	Investment holding
Billion Gold Limited *(note 2)*	Hong Kong 14 June 1999	HK$2	—	100%	100%	Investment holding
Bocane Enterprises Limited *(note 1)*	B.V.I. 7 January 2005	US$2	—	100%	100%	Investment holding
Central Top Group Limited	B.V.I 30 November 2005	US$1	—	100%	100%	Investment holding
Chancellor Global Limited *(note 1)*	B.V.I. 7 January 2005	US$1	—	100%	100%	Investment holding
Cobble Hill Holdings Limited *(note 1)*	B.V.I. 29 April 1997	US$1	—	100%	100%	Investment holding
Collegate Limited *(note 1)*	B.V.I. 4 January 2005	US$1	—	100%	100%	Investment holding
Cosmos Regent Ltd. *(note 1)*	B.V.I. 28 August 2000	US$1	—	100%	100%	Investment holding
Create Ahead Technology Limited (note 1)	B.V.I. 2 July 2002	US$10,000	—	95%	95%	Inactive
Createsuccess Limited ("Createsuccess") *(note 1)*	B.V.I. 3 December 2004	US$1	—	100%	100%	Investment holding
Cross Profit Capital Limited *(note 1)*	B.V.I. 22 July 2004	US$1	—	100%	100%	Investment holding
CU Resources Limited *(note 10)*	Hong Kong 23 May 1991	HK$12,500,000	—	100%	100%	Inactive

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Cyber Generation Limited *(note 1)*	B.V.I. 5 July 2000	US$1	—	100%	100%	Investment holding
Digital Communications Limited *(note 1)*	B.V.I. 9 September 1999	US$10	—	60%	60%	Investment holding
Dynamic Way Technology Limited *(note 1)*	B.V.I. 8 February 2000	US$1	—	100%	100%	Investment holding
Dysan Magnetics Limited *(note 4)*	United Kingdom 8 January 1990	GBP100	—	68.68%	45.2%	Inactive
Dysan Products Europe Limited ("DPEL") *(note 4)*	United Kingdom 19 April 1994	GBP102 US$8,500,000	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Dysan.com Products Inc. *(note 9)*	Canada 7 April 2005	1 share with no par value	—	68.68%	45.2%	Inactive
E-Award Limited *(note 1)*	B.V.I. 18 May 2000	US$4	—	100%	100%	Investment holding
eMemorex Inc. *(note 1)*	USA 24 September 1999	US$1	—	60%	60%	Trading of computer media products
eMemorex.com Inc. *(note 1)*	Canada 23 November 1999	100 shares with no par value	—	60%	60%	Trading of computer media products
Genius Ideas Limited *(note 1)*	B.V.I. 18 February 1999	US$1	—	100%	100%	Investment holding
Gold Regent Limited *(note 1)*	B.V.I. 20 January 2000	US$1	—	100%	100%	Investment holding
Hackthorne Limited *(note 1)*	B.V.I. 31 October 1995	US$1	—	100%	100%	Investment holding
Hanny (Taishan) Property Investments Limited *(note 1)*	B.V.I. 4 January 2005	US$1	—	100%	100%	Inactive
Hanny Development Limited *(note 2)*	Hong Kong 26 November 2003	HK$2	—	100%	100%	Inactive
Hanny International, Inc. *(note 1)*	Cayman Islands 23 August 1991	US$1,000	—	100%	100%	Inactive

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company Directly	Indirectly	Equity interest held by the Group	Principal activities
Hanny Magnetics (Overseas) Limited *(note 1)*	B.V.I. 22 November 1991	US$1	—	100%	100%	Inactive
Hanny Magnetics (Zhuhai) Limited ("HMZ") *(note 7)*	People's Republic of China (the "PRC") 14 March 1988	US$45,740,000	—	100%	100%	Manufacturing of magnetic media products
Hanny Magnetics Europe Limited *(note 4)*	United Kingdom 12 November 1993	GBP2	—	68.68%	45.2%	Inactive
Hanny Magnetics Limited *(note 2)*	Hong Kong 27 April 1971	HK$1,100,000,200 Ordinary Share HK$6,000,000 5% non-voting deferred shares	—	100%	100%	Investment holding and trading and marketing of computer media products and related peripherals and accessories
Hanny Management Limited *(note 2)*	Hong Kong 3 September 1991	HK$2	—	100%	100%	Provision of secretarial and nominee services to the Group
Hanny Strategic Investment Limited *(note 2)*	Hong Kong 13 June 1996	HK$10,000,000	—	100%	100%	Investment holding
Hanny Zhuhai Limited *(note 2)*	Hong Kong 30 November 1995	HK$2	—	100%	100%	Inactive
Hemmant Holdings Limited *(note 1)*	B.V.I. 29 April 1997	US$1	—	100%	100%	Investment holding
Honest Goodwill Limited *(note 1)*	B.V.I. 6 April 2005	US$1	—	100%	100%	Inactive
Island Town Limited *(note 11)*	Hong Kong 9 February 1993	HK$100	—	100%	100%	Property investment
Jentop Limited *(note 2)*	Hong Kong 31 March 1999	HK$2	—	100%	100%	Investment holding
Kedleston Management Limited *(note 1)*	B.V.I. 2 July 2002	US$1	—	100%	100%	Inactive
Loyal Concept Limited *(note 1)*	B.V.I. 13 August 2001	US$1	—	100%	100%	Investment holding
Maximum Potential Limited *(note 1)*	B.V.I. 23 January 1997	US$1	—	100%	100%	Investment holding

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Memorex Canada Ltd. ("MCL") *(note 3)*	Canada 9 January 1990	CAD2	—	68.68%	45.2%	Distribution of computer media products and audio and video products
Memorex Holdings Limited *(note 2)*	Bermuda 3 November 2003	US$100,000	—	65%	65%	Investment holding
The Vendor *(note 2)*	B.V.I. 20 February 1997	US$1,000,000	—	68.68%	45.2%	Investment holding and holding of trademark licenses
Memorex Products Europe Limited ("MPEL") *(note 4)*	United Kingdom 6 October 1999	GBP2	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products GmbH *(note 4)*	Germany 7 July 1998	DM100,000	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products S.A.S. *(note 4)*	France 10 April 2000	Euro 50,000	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products, Inc. ("MPI") *(note 5)*	USA 18 November 1993	US$79,001,000	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memtek (Commercial Offshore De Macau) Limitada *(note 1)*	Macau 18 August 2004	MOP1	—	100%	100%	Inactive
Memtek Asia Limited *(note 2)*	Hong Kong 5 March 2003	HK$2	—	100%	100%	Investment holding
Metrorich Worldwide Ltd. *(note 11)*	B.V.I. 8 September 2004	US$1	—	100%	100%	Investment holding
Micro-Tech Ltd. *(note 1)*	B.V.I. 23 July 1999	US$1	—	100%	100%	Investment holding

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company Directly	Indirectly	Equity interest held by the Group	Principal activities
Multimedia Info-Duplication (Far East) Limited *(note 2)*	B.V.I. 9 January 1997	US$1	—	100%	100%	Inactive
Multimedia Technology (Far East) Limited *(note 1)*	B.V.I. 9 January 1997	US$1	—	100%	100%	Inactive
Multimedia Technology Overseas Limited *(note 1)*	B.V.I. 20 December 1996	US$2	—	100%	100%	Inactive
Next Prospect Inc. *(note 1)*	B.V.I. 30 March 2004	US$1	—	100%	100%	Investment holding
Pacernic Limited *(note 1)*	B.V.I. 7 January 2005	US$1	—	100%	100%	Investment holding
Pariet Tradings Limited *(note 1)*	B.V.I. 7 April 2004	US$1	—	100%	100%	Inactive
Powervote Technology Limited *(note 1)*	B.V.I. 18 July 2000	US$1	—	100%	100%	Investment holding
Pure Delight Assets Limited *(note 1)*	B.V.I. 12 March 1997	US$1	—	100%	100%	Investment holding
Rapid Growth Profits Limited *(note 11)*	B.V.I. 3 January 2001	US$1	—	100%	100%	Investment holding
Regal Wealth Ltd. *(note 1)*	B.V.I. 23 November 1999	US$1	—	100%	100%	Investment holding
Rich Life Holdings Pte Ltd. ("Rich Life") *(note 8)*	Singapore 19 March 2002	S$2	—	100%	100%	Investment holding
Sino Partner Holdings Limited ("Sino Partner") *(note 1)*	B.V.I. 3 September 2004	US$200	—	83%	83%	Investment holding
Strong Talent Technology Limited *(note 1)*	B.V.I. 2 July 2002	US$1	—	100%	100%	Inactive
Success Wealth Ltd. *(note 1)*	B.V.I. 12 January 2000	US$1	—	100%	100%	Investment holding
Tower Hill Profits Limited *(note 1)*	B.V.I. 8 July 1999	US$1	—	100%	100%	Investment holding
Trifame Limited *(note 1)*	B.V.I. 5 January 2005	US$1	—	100%	100%	Investment holding

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Ultimate Strategy Limited *(note 1)*	B.V.I. 28 August 2003	US$1	—	100%	100%	Investment holding
Wealthy Label International Limited *(note 1)*	B.V.I. 4 January 2005	US$1	—	100%	100%	Investment holding
Well Orient Limited *(note 2)*	Hong Kong 21 August 2000	HK$2	—	100%	100%	Investment holding
Zhuhai Hanny Property Investment Limited ("Zhuhai Hanny") *(note 1)*	B.V.I. 5 December 2002	US$1	—	100%	100%	Inactive
Memorex Products (Taiwan) Inc. *(note 6)*	Taiwan 16 September 2000	NT$4,000,000	—	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memtek Products (Taiwan) Inc. *(note 6)*	Taiwan 11 September 2000	NT$4,000,000	—	100%	100%	Trading and distribution of computer media products and audio and video products

Note 1: No audited financial statements have been prepared for these companies, which were incorporated in a country where there were no statutory audit requirements.

Note 2: We have acted as auditors of these companies for each of the Relevant Periods or since their respective date of incorporation or acquisition, where this is a shorter period. Audited financial statements have been prepared in accordance with accounting policies generally accepted in Hong Kong for these companies for each of the three years ended 31 March 2005, or from their respective date of incorporation, where this is a shorter period.

Note 3: The statutory financial statements of MCL for the year ended 31 March 2003 were prepared in accordance with the relevant accounting principles and financial regulations applicable in Canada and were audited by Deloitte & Touche Canada, which is a member firm of Deloitte Touche Tohmatsu.

Note 4: The statutory financial statements of these companies for each of the Relevant Periods were audited by Deloitte & Touche, LLP United Kingdom, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of MPEL and DPEL for each of the three years ended 31 March 2003, 2004 and 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in United Kingdom.

Note 5: The statutory financial statements of MPI for each of the Relevant Periods were audited by Deloitte & Touche United States, LLP, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of MPI for each of the three years ended 31 March 2003, 2004 and 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in the United States.

Note 6: The statutory financial statements of Memorex Products (Taiwan) Inc. and Memtek Products (Taiwan) Inc. for each of the Relevant Periods were audited by Deloitte & Touche Taiwan, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of Memorex Products (Taiwan) Inc. and Memtek Products (Taiwan) Inc. for each of the three years ended 31 March 2005 were prepared in accordance with the relevant accounting principles and financial regulations applicable in Taiwan.

Note 7: The statutory financial statements of HMZ for each of the Relevant Periods were prepared in accordance with the relevant accounting principles and financial regulations applicable in the PRC and were audited by 珠海安德利聯合會計師事務所.

Note 8: The statutory financial statements of Rich Life for each of the Relevant Periods were audited by Deloitte & Touche Singapore, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements were prepared in accordance with the relevant accounting principles and financial regulations applicable in Republic of Singapore.

Note 9: No audited financial statements have been prepared for this company as it is inactive since the date of incorporation.

Note 10: The statutory financial statements of CU Resources Limited for each of the Relevant Periods were audited by Union Alpha C.P.A. Limited. The statutory financial statements were prepared in accordance with the relevant accounting principles generally accepted in Hong Kong.

Note 11: These companies were acquired by the Group after 31 December 2005.

We have acted as auditors of the Company for each of the Relevant Periods. Audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong for each of the three years ended 31 March 2003, 2004 and 2005. For the purpose of this report, we have carried out independent audit procedures in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") on the consolidated financial statements of the Group for the nine months ended 31 December 2005, which was prepared in accordance with accounting principles generally accepted in Hong Kong.

We have examined the audited consolidated financial statements (the "Underlying Financial Statements") of the Group for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The consolidated income statements and consolidated cash flow of the Group for each of the Relevant Periods and consolidated balance sheets as at 31 March 2003, 2004, 2005 and 31 December 2005 as set out in this report have been prepared based on the Underlying Financial Statements for the Relevant Periods for the purpose of preparing our report for inclusion in the Circular.

The Underlying Financial Statements are the responsibility of the directors of the Company who approve their issue. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the Group as at 31 March 2003, 2004 and 2005 and 31 December 2005 and of the consolidated results and cash flows of the Group for each of the three years ended 31 March 2005 and the nine months ended 31 December 2005.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Group for the nine months ended 31 December 2004, together with the notes thereto (the "31 December 2004 Financial Information"), which were prepared by the directors of the Company solely for the purpose of this report. We have reviewed the 31 December 2004 Financial Information in accordance with SAS 700 "Engagements to review interim financial reports" issued by the HKICPA. Our review consisted principally of making enquiries of management and applying analytical procedures to the 31 December 2004 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the 31 December 2004 Financial Information. On the basis of our review which does not constitute an audit, we are not aware of any material modification that should be made to the 31 December 2004 Financial Information.

I. FINANCIAL INFORMATION

Consolidated Income Statement

	Notes	Year ended 31 March 2003 HK$'000 (As restated)	2004 HK$'000 (As restated)	2005 HK$'000 (As restated)	Nine months ended 31 December 2004 HK$'000 (Unaudited)	2005 HK$'000
Revenue	8	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483
Cost of sales		(3,248,769)	(3,932,182)	(4,376,361)	(3,472,065)	(3,534,053)
Gross profit		914,035	1,093,748	1,300,098	962,059	989,430
Other operating income	10	96,980	111,903	114,145	74,670	61,923
Distribution and selling expenses		(685,793)	(688,528)	(770,262)	(570,131)	(686,424)
Administrative expenses		(278,968)	(283,709)	(294,778)	(222,197)	(170,768)
Other operating expenses	11	(38,608)	(4,598)	(29,712)	—	(75,215)
Impairment loss on investment securities		(323,287)	—	—	—	—
Realization of negative goodwill arising on acquisition of additional interest in an associate		—	—	2,057	—	—
Finance costs	12	(31,669)	(26,440)	(18,198)	(14,224)	(50,952)
Share of losses of associates		(36,367)	(59,857)	(64,909)	(59,175)	(20,032)
Impairment loss on goodwill arising on acquisition of an associate	13	(104,585)	—	(177,446)	—	(14,391)
Impairment loss on trademark licenses		—	—	—	—	(164,667)
Amortization of goodwill arising on acquisition of associates		(6,612)	(17,651)	(28,089)	(21,065)	—
Net gain (loss) on disposal of subsidiaries and associates	14	25	10,377	(15,747)	(16,270)	10,778
Allowance for loans to associates		(79,595)	—	—	—	—
(Loss) profit before income tax		(574,444)	135,245	17,159	133,667	(120,318)
Income tax expense	15	(32,200)	(25,469)	(117,397)	(90,428)	(61,074)
(Loss) profit for the year/period	16	(606,644)	109,776	(100,238)	43,239	(181,392)
Attributable to:						
Equity holders of the parent		(648,620)	13,300	(161,862)	4,094	(127,102)
Minority interests		41,976	96,476	61,624	39,145	(54,290)
		(606,644)	109,776	(100,238)	43,239	(181,392)
Dividends	18	—	11,221	11,193	11,193	22,463
(Loss) earnings per share — basic	19	HK$(4.05)	HK$0.08	HK$(0.82)	HK$0.02	HK$(0.57)

Consolidated Balance Sheets

	Notes	As at 31 March 2003 HK$'000 (As restated)	As at 31 March 2004 HK$'000 (As restated)	As at 31 March 2005 HK$'000 (As restated)	As at 31 December 2005 HK$'000
NON-CURRENT ASSETS					
Property, plant and equipment	20	84,112	79,503	70,557	72,996
Intangible assets	21	337,873	428,019	401,383	236,734
Interests in associates	22	271,362	906,409	635,729	637,783
Investments in securities	23	887,630	189,220	123,534	—
Available-for-sale investments	24	—	—	—	678,399
Long-term loan receivables	25	10,188	4,898	—	—
Deposits for acquisition of long-term investments	26	–	–	35,000	190,175
Deferred tax assets	37	13,298	35,480	18,418	45,440
		1,604,463	1,643,529	1,284,621	1,861,527
CURRENT ASSETS					
Other asset	27	—	145,085	108,000	—
Inventories	28	505,165	877,409	587,078	875,836
Trade and other receivables	29	486,609	738,820	766,277	1,067,761
Investments held for trading	30	—	—	—	128,894
Investments in securities	23	209,270	132,634	144,435	—
Short-term loan receivables	25	95,523	41,173	111,851	171,979
Short-term loan receivables from related companies	49	67,997	167,365	224,233	186,019
Margin loan receivables	31	51,095	32,373	30,586	24,682
Amounts due from associates	22A	—	—	—	5,260
Tax recoverable		3,810	488	19,855	5,047
Pledged bank deposit	32	19,226	—	20,014	20,591
Bank balances and cash		224,573	164,360	359,603	21,416
		1,663,268	2,299,707	2,371,932	2,507,485
CURRENT LIABILITIES					
Trade and other payables	33	890,572	1,272,283	1,011,814	1,299,327
Margin loan payables	31	1,609	840	253	152
Bills payable	31	2,481	4,939	3,644	—
Dividend payable		—	—	—	9,046
Amount due to an associate	22B	—	—	—	2,026
Tax payable		23,194	2,496	91,420	59,765
Borrowings – due within one year	34	244,473	349,059	85,881	886,692
Obligations under finance leases – due within one year	35	1,113	1,068	462	—
Bank overdrafts		22,416	23,266	46,978	26,663
		1,185,858	1,653,951	1,240,452	2,283,671
NET CURRENT ASSETS		477,410	645,756	1,131,480	223,814
TOTAL ASSETS LESS CURRENT LIABILITIES		2,081,873	2,289,285	2,416,101	2,085,341

			As at 31 March		31 December
		2003	2004	2005	2005
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(As restated)	(As restated)	(As restated)	
NON-CURRENT LIABILITIES					
Borrowings – due after one year	*34*	172,995	7,921	157,470	7,258
Obligations under finance leases – due after one year	*35*	1,557	462	—	—
Amount due to a minority shareholder	*36*	2,406	2,428	2,526	—
Deferred tax liabilities	*37*	750	136	114	201
		177,708	10,947	160,110	7,459
TOTAL ASSETS AND LIABILITIES		1,904,165	2,278,338	2,255,991	2,077,882
CAPITAL AND RESERVES					
Share capital	*38*	1,603	1,866	2,236	2,261
Reserves	*40*	1,727,964	1,871,315	1,804,138	1,673,972
Equity attributable to equity holders of the parent		1,729,567	1,873,181	1,806,374	1,676,233
Minority interests		174,598	405,157	449,617	401,649
TOTAL EQUITY		1,904,165	2,278,338	2,255,991	2,077,882

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the parent											
	Share capital *HK$'000*	*Share* premium *HK$'000*	Capital reserve *HK$'000* *(note 40)*	*Contributed* surplus *HK$'000* *(note 40)*	Currency *translation* reserve *HK$'000*	Capital *redemption* reserve *HK$'000*	Investment *revaluation* reserve *HK$'000*	*Other* reserves *HK$'000* *(note 40)*	*Retained* profits *HK$'000*	Total *HK$'000*	*Minority* interests *HK$'000*	*Total* equity *HK$'000*
At 1 April 2002												
— as originally stated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	—	—	338,805	2,247,168	214,611	2,461,779
— effect of change in accounting policy *(note 2)*	—	—	—	—	—	—	—	—	6,616	6,616	6,218	12,834
— as restated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	—	—	345,421	2,253,784	220,829	2,474,613
Currency realignment	—	—	—	—	19,793	—	—	—	—	19,793	(9,481)	10,312
Net income recognized directly in equity	—	—	—	—	19,793	—	—	—	—	19,793	(9,481)	10,312
Impairment loss on goodwill recognized in the consolidated income statement	—	—	104,585	—	—	—	—	—	—	104,585	—	104,585
(Loss) profit for the year	—	—	—	—	—	—	—	—	(648,620)	(648,620)	41,976	(606,644)
Total recognized income and expenses for the year	—	—	104,585	—	19,793	—	—	—	(648,620)	(524,242)	32,495	(491,747)
Arising on acquisition of further interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	(78,726)	(78,726)
Issue of shares	2	23	—	—	—	—	—	—	—	25	—	25
Reduction of nominal value of shares	(158,700)	—	—	158,700	—	—	—	—	—	—	—	—
Transfer	—	(1,974,565)	—	1,514,565	—	—	—	—	460,000	—	—	—
At 31 March 2003 and 1 April 2003	1,603	—	(34,164)	1,603,329	1,406	592	—	—	156,801	1,729,567	174,598	1,904,165
Currency realignment	—	—	—	—	15,236	—	—	—	—	15,236	(14,775)	461
Share of reserves of associates	—	—	—	—	—	—	—	14,448	—	14,448	—	14,448
Net income recognized directly in equity	—	—	—	—	15,236	—	—	14,448	—	29,684	(14,775)	14,909
Realized on partial disposal of interest in a subsidiary	—	—	12,027	—	—	—	—	—	—	12,027	148,858	160,885
Realized on disposal of a subsidiary	—	—	556	—	(216)	—	—	—	—	340	—	340
Profit for the year	—	—	—	—	—	—	—	—	13,300	13,300	96,476	109,776
Total recognized income and expenses for the year	—	—	12,583	—	15,020	—	—	14,448	13,300	55,351	230,559	285,910
Issue of shares	263	99,934	—	—	—	—	—	—	—	100,197	—	100,197
Share issue expenses	—	(713)	—	—	—	—	—	—	—	(713)	—	(713)
Dividends paid	—	—	—	—	—	—	—	—	(11,221)	(11,221)	—	(11,221)
At 31 March 2004 and 1 April 2004	1,866	99,221	(21,581)	1,603,329	16,426	592	—	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	—	—	—	—	1,633	—	—	—	—	1,633	(3,006)	(1,373)
Share of reserves of associates	—	—	—	—	—	—	—	(14,249)	—	(14,249)	—	(14,249)

	Attributable to equity holders of the parent											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 (note 40)	Contributed surplus HK$'000 (note 40)	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000 (note 40)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
Net income (expense) recognized directly in equity	–	–	–	–	1,633	–	–	(14,249)	–	(12,616)	(3,006)	(15,622)
Realized on disposal of subsidiaries	–	–	(556)	–	7,842	–	–	(7,810)	–	(524)	–	(524)
Release upon disposal/ deemed disposal of interest in associates	–	–	–	–	–	–	–	(187)	–	(187)	–	(187)
Realised on liquidation of an associate	–	–	–	–	27	–	–	–	–	27	–	27
(Loss) profit for the period	–	–	–	–	–	–	–	–	4,094	4,094	39,145	43,239
Total recognised income and expense for the period	–	–	(556)	–	9,502	–	–	(22,246)	4,094	(9,206)	36,139	26,933
Issue of shares	370	118,976	–	–	–	–	–	–	–	119,346	–	119,346
Share issue expenses	–	(640)	–	–	–	–	–	–	–	(640)	–	(640)
Dividend paid	–	–	–	–	–	–	–	–	(11,193)	(11,193)	–	(11,193)
At 31 December 2004	2,236	217,557	(22,137)	1,603,329	25,928	592	–	(7,798)	151,781	1,971,488	441,296	2,412,784
Currency realignment	–	–	–	–	842	–	–	–	–	842	(1,267)	(425)
(Loss) profit for the period	–	–	–	–	–	–	–	–	(165,956)	(165,956)	22,479	(143,477)
Total recognised income and expense for the period	–	–	–	–	842	–	–	–	(165,956)	(165,114)	21,212	(143,902)
Arising on acquisition of further interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	(12,891)	(12,891)
Transfer	–	–	–	(155,127)	–	–	–	–	155,127	–	–	–
At 31 March 2005, as restated	2,236	217,557	(22,137)	1,448,202	26,770	592	–	(7,798)	140,952	1,806,374	449,617	2,255,991
Effect of adoption of new accounting policies *(note 3)*	–	–	22,137	–	–	–	–	11,947	(6,494)	27,590	–	27,590
At 1 April 2005 – as restated	2,236	217,557	–	1,448,202	26,770	592	–	4,149	134,458	1,833,964	449,617	2,283,581
Currency realignment	–	–	–	–	(7,559)	–	–	–	–	(7,559)	5,482	(2,077)
Share of reserves of associate	–	–	–	–	–	–	(219)	5,781	–	5,562	–	5,562
Fair value change in available-for-sale investments	–	–	–	–	–	–	(15,221)	–	–	(15,221)	–	(15,221)
Net income (expense) recognized directly in equity	–	–	–	–	(7,559)	–	(15,440)	5,781	–	(17,218)	5,482	(11,736)
Arising on acquisition of further interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	560	560
Realized on disposal of subsidiaries	–	–	–	–	583	–	–	–	–	583	280	863
(Loss) for the period	–	–	–	–	–	–	–	–	(127,102)	(127,102)	(54,290)	(181,392)
Total recognized income and expense for the period	–	–	–	–	(6,976)	–	(15,440)	5,781	(127,102)	(143,737)	(47,968)	(191,705)
Issue of shares upon scrip dividend	25	8,444	–	–	–	–	–	–	–	8,469	–	8,469
Dividend paid	–	–	–	–	–	–	–	–	(22,463)	(22,463)	–	(22,463)
At 31 December 2005	2,261	226,001	–	1,448,202	19,794	592	(15,440)	9,930	(15,107)	1,676,233	401,649	2,077,882

Consolidated Cash Flow Statements

	Year ended 31 March			Nine months ended 31 December	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
OPERATING ACTIVITIES					
(Loss) profit before income tax	(574,444)	135,245	17,159	133,667	(120,318)
Adjustments for:					
Interest income	(38,646)	(22,728)	(22,651)	(15,456)	(32,722)
Finance costs	31,669	26,440	18,198	14,224	50,952
Share of results of associates	36,367	59,857	64,909	59,175	20,032
Impairment loss on goodwill arising on acquisition of an associate	104,585	—	177,446	—	14,391
Impairment loss on trademark licenses	—	—	—	—	164,667
Amortization of goodwill arising from acquisition of associates	6,612	17,651	28,089	21,065	—
Net (gain) loss on disposal of subsidiaries and associates	(25)	(10,377)	15,747	16,270	(10,778)
Allowance for loans to associates	79,595	-	-	-	—
Net unrealized holding loss (gain) on other investments	26,482	(16,829)	(17,223)	(11,471)	—
Decrease in fair value of investments held for trading	—	—	—	—	75,215
Allowance (reversal of allowance) for margin loan receivables	2,429	5,300	(2,387)	—	620
Realization of negative goodwill arising on acquisition of an associate	—	—	(8)	—	—
Amortization of intangible assets	14,338	44,137	51,066	38,300	605
Allowance for slow moving and obsolete inventories	12,277	24,679	25,588	3,084	19,449
Allowance for bad and doubtful debts	36,534	3,208	22,269	14,662	1,532
Depreciation and amortization of property, plant and equipment	21,271	19,632	19,785	13,807	9,422
Allowance for loan receivables	22,056	16,653	8,338	5,469	—
Loss (gain) on disposal of property, plant and equipment	3,373	696	1,098	(258)	108
Impairment loss on property, plant and equipment	1,305	—	—	—	—
Impairment loss on investment securities	323,287	—	—	—	—
Written off of long-term loan and interest receivables	10,821	—	—	—	—
Net (gain) loss on disposal of investment securities/ available-for-sale investments	—	(9,577)	29,712	—	—
Impairment loss on goodwill arising on acquisition of a subsidiary	—	4,598	—	—	—
Realization of negative goodwill arising on acquisition of additional interest in an associate	-	-	(2,057)	-	-

		Year ended 31 March			Nine months ended 31 December	
		2003	2004	2005	2004	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Operating cash flows before movements in working capital		119,886	298,585	435,078	292,538	193,175
(Increase) decrease in other asset		—	(11,085)	37,085	—	108,000
(Increase) decrease in inventories		(51,963)	(367,669)	262,639	311,663	(310,966)
Decrease (increase) in trade and other receivables		285,632	(552,508)	(36,899)	(311,114)	(455,306)
Decrease (increase) in other investments		73,089	38,877	13,623	29,724	(40,314)
Decrease (increase) in margin loan receivables		72,153	13,422	4,174	(2,575)	5,284
Increase (decrease) in trade and other payables		103,195	468,621	(260,297)	(282,588)	291,399
Decrease in margin loan payables		(20,502)	(769)	(587)	(372)	(101)
Increase (decrease) in bills payable		402	2,458	(1,295)	(4,403)	(3,644)
Cash generated from (used in) operations		581,892	(110,068)	453,521	32,873	(212,473)
Interest and finance charges paid		(36,451)	(14,155)	(8,369)	(7,168)	(41,234)
Overseas tax paid		(19,978)	(41,262)	(43,607)	(27,095)	(115,049)
Hong Kong Profits Tax (paid) refunded		(772)	104	386	386	—
NET CASH FROM (USED IN) OPERATING ACTIVITIES		524,691	(165,381)	401,931	(1,004)	(368,756)
INVESTING ACTIVITIES						
Repayment of short-term loan receivables		945,376	234,669	29,588	28,228	103,200
(Increase) decrease in pledged bank deposit		72,574	19,226	(20,014)	(20,014)	(577)
Interest received		33,353	21,093	18,123	15,274	29,623
Amounts repaid (advanced) by associates		19,006	19,797	14,256	(6,561)	(1,974)
Disposal of subsidiaries	*42*	1,998	(5)	7,353	7,118	2,821
Loans repaid by associates		1,949	6,496	—	—	—
Proceeds from disposal of property, plant and equipment		1,844	3,127	1,274	962	177
Increase in short-term loan receivables		(1,073,932)	(270,822)	(105,755)	(105,052)	(33,464)
Acquisition of interests in associates		(217,195)	(19,348)	(44,148)	(38,995)	(24,123)
Purchase of property, plant and equipment		(16,457)	(17,726)	(14,229)	(7,531)	(13,335)

		Year ended 31 March			Nine months ended 31 December	
		2003	2004	2005	2004	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
					(Unaudited)	
Acquisition of investment securities/available-for-sale investments		(6,041)	—	(123,348)	—	(33,176)
Proceeds from disposal of investment securities		—	9,957	150,255	—	—
Repayment of short-term loan receivables from related companies		132,378	53,954	32,890	29,358	99,800
Proceeds from partial disposal of shareholding in a subsidiary		—	274,085	—	—	—
Dividend received from an associate		—	4,257	4,668	4,608	1,481
Increase in short-term loan receivables from related companies		(200,375)	(194,495)	(89,758)	(34,837)	(48,808)
Acquisition of subsidiaries	*41*	—	(130,508)	—	—	(3,351)
Acquisition of patent		—	(8,065)	—	—	—
Proceeds from disposal of an associate		—	—	10	—	1,750
Deposits for acquisition of long-term investments		—	—	(35,000)	—	(155,175)
Acquisition of an additional interest in a subsidiary		—	—	(37,320)	—	—
Acquisition of unlisted debt securities		—	—	(12,000)	(12,000)	(532,539)
Proceed from disposal of unlisted debt security		—	—	—	—	12,000
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(305,522)	5,692	(223,155)	(139,442)	(595,670)
FINANCING ACTIVITIES						
Bank loans raised		858,840	575,079	886,161	777,133	803,451
Other loans raised		326,185	94,396	10,000	10,000	746,520
Proceeds from issue of shares		25	99,484	118,500	118,500	—
Repayments of bank loans		(899,972)	(606,873)	(1,010,697)	(872,942)	(522,103)
Repayments of other loans		(443,185)	(56,239)	—	—	(376,632)
Repayments of obligations under finance leases		(3,417)	(1,137)	(1,070)	(796)	(462)
Repayments to a minority shareholder		(39)	—	(10)	(10)	—
Dividends paid		—	(11,221)	(10,987)	(10,987)	(4,949)
NET CASH (USED IN) FROM FINANCING ACTIVITIES		(161,563)	93,489	(8,103)	20,898	645,825

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,606	(66,200)	170,673	(119,548)	(318,601)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	141,269	202,157	141,094	141,094	312,625
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	3,282	5,137	858	645	729
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	202,157	141,094	312,625	22,191	(5,247)
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS					
Bank balances and cash	224,573	164,360	359,603	40,627	21,416
Bank overdrafts	(22,416)	(23,266)	(46,978)	(18,436)	(26,663)
	202,157	141,094	312,625	22,191	(5,247)

Notes to the financial information

1. GENERAL

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the Relevant Periods, the Group is principally engaged in trading of computer related products, consumer electronic products and securities and property development and trading.

The financial information are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In 2004, the Group has adopted, for the first time, the Statement of Standard Accounting Practice ("SSAP") No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the HKICPA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at 1 April 2002 has been increased by HK$6,616,000 and HK$6,218,000, respectively representing the cumulative effect of the change in policy on the results for the periods prior to 1 April 2002. The change has resulted in an increase in loss for the year ended 31 March 2003 of HK$148,000 and an increase in the profit for the year ended 31 March 2004 of HK$8,877,000.

2. **CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS** *(Cont'd)*

For the year ended 31 March 2005, the Group applied, for the first time, Hong Kong Financial Reporting Standards ("HKFRS") 3 "Business Combination", which is effective for business combinations for which the agreement is on or after 1 January 2005 to the accounting for business combinations for which the agreement date is on or after 1 January 2005. For business combinations which the agreement date was before 1 January 2005, goodwill arising is accounted for in accordance with the SSAP 30 "Business Combinations" ("SSAP 30") issued by the HKICPA. Under SSAP 30, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition and is stated at cost less accumulated amortization and accumulated impairment losses. Under SSAP 30, negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition and is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. HKFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition. After initial recognition, HKFRS 3 requires goodwill to be carried at cost less accumulated impairment losses. HKFRS 3 prohibits the amortization of goodwill. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (referred to as "discount on acquisition") is recognized immediately in the income statement. The application of HKFRS 3 has resulted in the recognition of goodwill of HK$24,430,000 (Note 21(b)) which is not subject to amortization but, impairment reviews are required and HK$2,057,000 of discount on acquisition arising on acquisition of an additional interest in an associate was credited to income statement for the year ended 31 March 2005.

From 1 April 2005 onwards, the Group has applied, for the first time, a number of new HKFRSs, Hong Kong Accounting Standards "(HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Business Combinations

From 1 April 2005 onwards, the Group has applied the transitional provision of HKFRS 3 and the principal effects are summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition (if any). As a result of this change in accounting policy, no amortization of goodwill has been charged for the nine months ended 31 December 2005. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserve and other reserves of approximately HK$22,566,000 and HK$13,060,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provisions, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

Intangible assets are identified as having indefinite useful lives upon the application of HKAS 38 "Intangible Assets"

In previous periods, intangible assets were amortized over their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, the Group applies, at the first time, HKAS 38 which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortised over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the nine months ended 31 December 2005. As a result of this change in accounting estimate, amortization charge for the nine months ended 31 December 2005 has decreased by approximately HK$38,300,000. Comparative figures have not been restated.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using the revaluation model. In 2005, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and has had no material effect on the Group's retained profits as at 1 April 2005 since no reliable allocation between the land and buildings elements can be made. The leasehold interests in land continue to be accounted for as property, plant and equipment.

Financial Instruments

In 2005, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale investments", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit and loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

2. **CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS** *(Cont'd)*

Financial Instruments *(Cont'd)*

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities other than debt and equity securities of the Group.

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes it acquired during the period ended 31 December 2005. In accordance with HKAS 39, the conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, is estimated using a relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Changes in fair value of the conversion option of the unlisted convertible note are recognized directly in profit or loss (see Note 3 for the financial impact).

Share-based payment

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to shares granted on or after 1 April 2005. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Hotel properties

HK Interpretation 2 ("HK-Int 2") "The Appropriate Accounting Policies for Hotel Properties" clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment amounts and were not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16, "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. An adjustment of HK$937,000 has been made to decrease the share of net assets of associates and to decrease the profit and loss for the year ended 31 March 2005 respectively (see Note 3 for financial impact).

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the Relevant Periods and for the nine months ended 31 December 2004 are as follows:

(i) **On results**

For the year ended 31 March 2003

	HKAS 1	**SSAP 12**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(3,841)	—	(3,841)
Decrease (increase) in income tax expense	3,841	(148)	3,693
Increase in loss for the year	—	(148)	(148)

For the year ended 31 March 2004

	HKAS 1	**SSAP 12**	**Total effects**
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(2,377)	—	(2,377)
Decrease in income tax expense	2,377	8,877	11,254
Increase in profit for the year	—	8,877	8,877

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the year ended 31 March 2005

	HKAS 1 *HK$'000* *(Note 2)*	HK-INT 2 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	—	4,247
Decrease in loss for the year	—	(937)	(937)

For the nine months ended 31 December 2005

	HKAS 1 *HK$'000* *(Note 2)*	HKAS 38 *HK$'000* *(Note 2)*	HKAS 39 *HK$'000* *(Note 2)*	HKFRS 3 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	—	—	—	(17)	(17)
Decrease in amortization of goodwill	—	—	—	18,891	18,891
Decrease in amortization of trademark licenses	—	38,300	—	17,716	56,016
Decrease in amortization of goodwill arising on acquisition of associates	—	—	—	5,522	5,522
Increase in share of losses of associates	(1,435)	—	—	—	(1,435)
Decrease in income tax expense	1,435	—	—	—	1,435
Change in fair value of conversion option of unlisted convertible notes	—	—	(51,813)	—	(51,813)
Increase (decrease) in profit for the period	—	38,300	(51,813)	42,112	28,599

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the nine months ended 31 December 2004

	HKAS 1 *HK$'000* *(Note 2)* (Unaudited)
Increase in share of losses of associates	(3,507)
Decrease in income tax expense	3,507
	—

(ii) On income statement line items

For the year ended 31 March 2003

	HKAS 1 *HK$'000* *(Note 2)*
Increase in share of losses of associates	(3,841)
Decrease in income tax expense	3,841
	—

For the year ended 31 March 2004

	HKAS 1 *HK$'000* *(Note 2)*
Increase in share of losses of associates	(2,377)
Decrease in income tax expenses	2,377
	—

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the year ended 31 March 2005

	HKAS 1	HK-INT 2	Total effects
	HK$'000	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	—	4,247
Increase in loss for the year	—	(937)	(937)

For the nine months ended 31 December 2005

	HKAS 1	HKAS 38	HKAS 39	HKFRS 3	Total effects
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Note 2)	*(Note 2)*	*(Note 2)*	*(Note 2)*	
Decrease in administrative expenses	—	38,300	—	36,607	74,907
Decrease in realization of negative goodwill arising on acquisition of an additional interest in an associate	—	—	—	(17)	(17)
Decrease in amortization of goodwill arising on acquisition of associates	—	—	—	5,522	5,522
Increase in share of losses of associates	(1,435)	—	—	—	(1,435)
Decrease in income tax expense	1,435	—	—	—	1,435
Change in fair value of conversion option of unlisted convertible notes	—	—	(51,813)	—	(51,813)
	—	38,300	(51,813)	42,112	28,599

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

For the nine months ended 31 December 2004

	HKAS 1
	HK$'000
	(Note 2)
	(Unaudited)
Increase in share of losses of associates	(3,507)
Decrease in income tax expense	3,507
	—

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

As at 31 March 2003

	As originally stated	**HKAS 1**	**As restated**
	HK$'000	*HK$'000*	*HK$'000*
Total assets and liabilities	1,904,165	—	1,904,165
Share capital	1,603	—	1,603
Capital reserve	(34,164)	—	(34,164)
Other reserves	1,605,327	—	1,605,327
Retained profits	156,801	—	156,801
Minority interests	—	174,598	174,598
Total effects on equity	1,729,567	174,598	1,904,165
Minority interests	174,598	(174,598)	—

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

As at 31 March 2004

	As originally stated	**HKAS 1**	**As restated**
	HK$'000	*HK$'000*	*HK$'000*
Total assets and liabilities	2,278,338	—	2,278,338
Share capital	1,866	—	1,866
Capital reserve	(21,581)	—	(21,581)
Other reserves	1,734,016	—	1,734,016
Retained profits	158,880	—	158,880
Minority interests	—	405,157	405,157
Total effects on equity	1,873,181	405,157	2,278,338
Minority interests	405,157	(405,157)	—

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

As at 31 March 2005

	As at 31 March 2005 (originally stated)	Retrospective adjustments		As at 31 March 2005 (restated)	Adjustments on 1 April 2005 *(Note)*	As at 1 April 2005 (restated)
		HKAS 1	HK-INT 2			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	70,557	—	—	70,557	—	70,557
Interests in associates	636,666	—	(937)	635,729	27,590	663,319
Investments in securities (non-current)	123,534	—	—	123,534	(123,534)	—
Available-for-sale investments	—	—	—	—	123,534	123,534
Investments in securities (current)	144,435	—	—	144,435	(144,435)	—
Investments held for trading	—	—	—	—	144,435	144,435
Other net assets	1,281,736	—	—	1,281,736	—	1,281,736
Total effects on assets and liabilities	2,256,928	—	(937)	2,255,991	27,590	2,283,581
Share capital	2,236	—	—	2,236	—	2,236
Capital reserve	(22,137)	—	—	(22,137)	22,137	—
Other reserves	1,685,323	—	—	1,685,323	11,947	1,697,270
Retained profits	141,889	—	(937)	140,952	(6,494)	134,458
Minority interests	—	449,617	—	449,617	—	449,617
Total effects on equity	1,807,311	449,617	(937)	2,255,991	27,590	2,283,581
Minority interests	449,617	(449,617)	—	—	—	—

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2002 are summarized below:

	As originally stated *HK$'000*	**SSAP 12** *HK$'000* *(Note 2)*	**HKAS 1** *HK$'000* *(Note 2)*	**As restated** *HK$'000*
Share capital	160,301	—	—	160,301
Capital reserve	(138,749)	—	—	(138,749)
Other reserves	1,886,811	—	—	1,886,811
Retained profits	338,805	6,616	—	345,421
Minority interests	—	6,218	214,611	220,829
Total effects on equity	2,247,168	12,834	214,611	2,474,613

The Group has not early applied the following new Standards or Interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these Standards or Interpretations will have no or any material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1 January 2007.

[2] Effective for annual periods beginning on or after 1 January 2006.

[3] Effective for annual periods beginning on or after 1 December 2005.

[4] Effective for annual periods beginning on or after 1 March 2006.

4. CHANGE OF ACCOUNTING ESTIMATES

Change of depreciation rate

Prior to 1 April 2004, certain furniture, fixtures and equipment were depreciated at 10% per annum. With effect from 1 April 2004, they are depreciated at 33% per annum which reflects the Group's previous experience of the useful lives of those assets. The change in depreciation rate has increased the depreciation charge for the year ended 31 March 2005 by HK$3,003,000. There was no other change of depreciation rate for the year ended 31 March 2003 and 2004 and for the nine months ended 31 December 2005.

5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below. The financial information has been prepared in accordance with the principal accounting policies set out below which conform with HKASs and HKFRSs.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the Relevant Periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the retained earnings at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions after 1 April 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the CGU to which the goodwill relates may be impaired.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

For the purpose of impairment testing, goodwill is a ocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU t which goodwill has been allocated are tested for impairment annually, or more frequently when there i n indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carryin mount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill al ited to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of e sset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Excess of an acquirer's interest in the net fair value n acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquis ns")

A discount on acquisition arising on an acquisition c subsidiary, an associate or a jointly controlled entity for which an agreement date is on or after 1 Jan 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and igent liabilities over the cost of the business combination. Discount on acquisition is recognized im tely in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is ac d for using the equity method) is included as income in the determination of the investor's share o lts of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwil 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained ear

Trademark licenses

Prior to 31 March 2005, intangible assets were amor their estimated useful lives of ten to twenty years. For the period beginning on 1 April 2005, inta ets with indefinite useful lives and trademark licenses not yet available for use are tested for impa nually by comparing their carrying amounts with their recoverable amounts, irrespective of wheth is any indication that they may be impaired. If the recoverable amount of an asset is estimated to an its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An im loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the c nount of the asset is increased to the revised estimate of its recoverable amount, but so that the inc rying amount does not exceed the carrying amount that would have been determined had no im loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost zation and any identified impairment loss. Amortization is calculated to write off the cost of th licenses over their estimated useful lives, using the straight line method.

Patent

The patent is measured initially at cost and amortized o t line basis over its estimated useful life.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately. An impairment loss recognized for goodwill arising from business combinations for which the agreement date is on or after 1 January 2005 is not reversed in subsequent period.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight-line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land and buildings	Over the period of the leases or 2.5% — 5%
Plant and machinery	10% — 20%
Moulds	25% — 33%
Furniture, fixtures and equipment	10% — 33%
Motor vehicles	20% — 25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

The Group as lessee

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Other asset

Other asset which represent interest on development right of land held for sale are stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the Relevant Periods in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Share-based payment

Equity-settled share-based payment transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Loans and receivables

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies and margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Other financial liabilities

Other financial liabilities including trade and other payables, margin loan payables, dividend payable, amount due to an associate, amount due to a minority shareholder, borrowings, bills payables, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the Relevant Periods. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

5. **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

6. **CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY**

In the process of applying the Group's accounting policies which are described in note 5, management has made the following judgment that have significant effect on the amounts recognized in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Depreciation and Amortization

The Group's net book value of property, plant and equipment as at 31 December 2005 was HK$72,996,000. The Group depreciates the plant and machinery on a straight-line basis over the estimated useful life of three to forty years, and after taking into account of their estimated residual value, using the straight-line method, at the rate 2.5% to 33% per annum, commencing from the date the equipment is placed into productive use. The estimated useful life and dates that the Group places the equipment into productive use reflects the directors' estimate of the periods that the Group intend to derive future economic benefits from the use of the Group's plant and equipment.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aged analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

6. **CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY** *(Cont'd)*

Allowances for inventories

The management of the Group reviews an aged analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for resale. The management estimates the net realizable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Estimated impairment of goodwill and trademark licenses

Determining whether goodwill and trademark licenses are impaired requires an estimation of the value in use of the CGU to which goodwill and trademark licenses has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31 December 2005, the carrying amounts of goodwill and trademark licenses are HK$168,531,000 and HK$62,020,000 respectively. Details of the recoverable amount calculation are disclosed in note 21.

Income taxes

As at 31 December 2005, a deferred tax asset of HK$1,041,000 in relation to unused tax losses has been recognised in the Group's balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less or more than expected, a material reversal or further recognition of deferred tax assets may arise, which would be recognised in the income statement for the period in which such a reversal or further recognition takes place.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, short-term loan receivables, margin loans receivables and bank deposits or payables, trade and other payables and obligations under finance leases and bank deposits or payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, short-term loan receivables and borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate and variable-rate bank borrowings (see Note 34 for details of these borrowings). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity and debt security price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

8. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers during the Relevant Periods and for the nine months ended 31 December 2004 and is analysed as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Sales of goods	4,084,798	4,974,981	5,542,975	4,355,280	4,290,687
Securities trading	78,006	34,949	93,884	78,844	113,996
Sale of other asset *(Note 27)*	—	16,000	39,600	—	118,800
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is organized into four business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading.

Following a business reassessment in 2005, the Group considers the property development and trading business as the Group's forth core business and accordingly the relevant revenue is disclosed as revenue of the Group for the year ended 31 March 2005 and for the nine months ended 31 December 2005. Such activities were included in other revenue for the year ended 31 March 2004. Comparative figures have been restated to conform with the 2005 presentation.

9. **SEGMENT INFORMATION** *(Cont'd)*

Segment information about these businesses is presented as below:

	Trading of computer related products	Trading of consumer electronic products	Trading of securities	Property development and trading	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (As restated)
For the year ended 31 March 2003					
REVENUE					
External sales	2,975,181	1,109,617	78,006	—	4,162,804
SEGMENT RESULT	97,875	20,177	(110,408)	—	7,644
Interest income					38,646
Unallocated corporate expenses					(38,644)
Impairment loss on investment securities					(323,287)
Finance costs					(31,669)
Share of losses of associates					(36,367)
Impairment loss on goodwill arising on acquisition of an associate					(104,585)
Net gain on disposal of subsidiaries					25
Amortization of goodwill arising on acquisition of an associate					(6,612)
Allowance for loans to associates					(79,595)
Loss before income tax					(574,444)
Income tax expense					(32,200)
Loss for the year					(606,644)

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Consolidated *HK$'000* (As restated)
Assets and liabilities at 31 March 2003					
ASSETS					
Segment assets	1,395,363	983	193,920	—	1,590,266
Interests in associates					271,362
Investment securities					902,980
Unallocated corporate assets					503,123
Consolidated total assets					3,267,731
LIABILITIES					
Segment liabilities	880,683	—	3,161	—	883,844
Borrowings					417,468
Unallocated corporate liabilities					62,254
Consolidated total liabilities					1,363,566

	Trading of computer related products *HK$'000*	Corporate *HK$'000*	Consolidated *HK$'000* (As restated)
Other information			
For the year ended 31 March 2003			
Addition of goodwill arising on acquisition of additional interest in a subsidiary	199,590	—	199,590
Capital expenditure	15,810	3,637	19,447
Depreciation and amortization	33,657	1,952	35,609
Impairment loss on investment securities	—	323,287	323,287
Impairment loss on property, plant and equipment	—	1,305	1,305
Other non-cash expenses	76,669	5,706	82,375

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2004					
REVENUE					
External sales	3,737,278	1,237,703	34,949	16,000	5,025,930
SEGMENT RESULT	206,695	21,881	20,804	5,656	255,036
Interest income					22,728
Unallocated corporate expenses					(48,948)
Finance costs					(26,440)
Share of losses of associates					(59,857)
Amortization of goodwill arising on acquisition of associates					(17,651)
Net gain on disposal of subsidiaries and associates					10,377
Profit before income tax					135,245
Income tax expense					(25,469)
Profit for the year					109,776

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
Assets and liabilities at 31 March 2004					
ASSETS					
Segment assets	2,109,537	1,561	132,964	145,085	2,389,147
Interests in associates					906,409
Unallocated corporate assets					647,680
Consolidated total assets					3,943,236
LIABILITIES					
Segment liabilities	1,105,559	—	4,467	1,512	1,111,538
Borrowings					356,980
Unallocated corporate liabilities					196,380
Consolidated total liabilities					1,664,898

9. **SEGMENT INFORMATION** *(Cont'd)*

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000 (As restated)
Other information			
For the year ended 31 March 2004			
Addition of goodwill arising on acquisition of an associate	—	208,760	208,760
Addition of intangible assets other than goodwill arising on acquisition of a subsidiary	198,065	—	198,065
Capital expenditure	16,946	780	17,726
Depreciation and amortization	61,640	2,129	63,769
Impairment loss on goodwill arising on acquisition of a subsidiary	–	4,598	4,598
Other non-cash expenses	42,651	24,820	67,471

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
For the year ended 31 March 2005					
REVENUE					
External sales	3,977,713	1,565,262	93,884	39,600	5,676,459
SEGMENT RESULT	256,558	24,847	77,263	2,105	360,773
Interest income					22,651
Unallocated corporate expenses					(63,933)
Realization of negative goodwill arising on acquisition of additional interest in an associate					2,057
Finance costs					(18,198)
Share of losses of associates					(64,909)
Impairment loss on goodwill arising on acquisition of an associate					(177,446)
Amortization of goodwill arising on acquisition of associates					(28,089)
Net loss on disposal of subsidiaries and associates					(15,747)
Profit before income tax					17,159
Income tax expense					(117,397)
Loss for the year					(100,238)

9. **SEGMENT INFORMATION** *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000 (As restated)
Assets and liabilities at 31 March 2005					
ASSETS					
Segment assets	1,784,675	3,792	144,621	108,000	2,041,088
Interests in associates					635,729
Unallocated corporate assets					979,736
Consolidated total assets					3,656,553
LIABILITIES					
Segment liabilities	872,534	—	103	1,512	874,149
Borrowings					243,351
Unallocated corporate liabilities					283,062
Consolidated total liabilities					1,400,562

	Trading of computer related products HK$'000	Corporate HK$'000	Consolidated HK$'000
Other information For the year ended 31 March 2005			
Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005	24,430	—	24,430
Capital expenditure	13,758	471	14,229
Depreciation and amortization	69,290	1,561	70,851
Impairment loss on goodwill arising on acquisition of an associate	—	177,446	177,446
Other non-cash expenses	42,876	31,280	74,156

9. **SEGMENT INFORMATION** *(Cont'd)*

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Consolidated *HK$'000*
For the nine months ended 31 December 2005					
REVENUE					
External sales	3,210,121	1,080,566	113,996	118,800	4,523,483
SEGMENT RESULT	105,185	20,189	(53,566)	12,307	84,115
Interest income					32,722
Unallocated corporate income, net					2,109
Finance costs					(50,952)
Share of results of associates					(20,032)
Impairment loss on goodwill arising on acquisition of an associate					(14,391)
Net gain on disposal of subsidiaries and associates					10,778
Impairment loss on trademark licenses					(164,667)
Loss before income tax					(120,318)
Income tax expense					(61,074)
Loss for the period					(181,392)

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
Assets and liabilities at 31 December 2005					
ASSETS					
Segment assets	2,179,160	1,079	128,894	—	2,309,133
Interests in associates					637,783
Unallocated corporate assets					1,422,096
Consolidated total assets					4,369,012
LIABILITIES					
Segment liabilities	1,237,316	—	1,255	—	1,238,571
Borrowings					893,950
Unallocated corporate liabilities					158,609
Consolidated total liabilities					2,291,130

	Trading of computer related products HK$'000	Trading of securities HK$'000	Corporate HK$'000	Consolidated HK$'000
Other information For the nine months ended 31 December 2005				
Capital expenditure	13,335	—	—	13,335
Depreciation and amortization	9,887	—	140	10,027
Impairment loss on trademark licenses	164,667	—	—	164,667
Impairment loss on goodwill arising on acquisition of interest in an associate	—	—	14,391	14,391

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
For the nine months ended 31 December 2004 (unaudited)					
REVENUE					
External sales	2,962,703	1,392,577	78,844	—	4,434,124
SEGMENT RESULT	164,604	20,807	57,025	—	242,436
Interest income					15,456
Unallocated corporate expenses					(13,491)
Finance costs					(14,224)
Share of loss of associates					(59,175)
Amortization of goodwill arising on acquisition of associates					(21,065)
Net loss on disposal of subsidiaries and associates					(16,270)
Profit before income tax					133,667
Income tax expense					(90,428)
Profit for the period					43,239

9. SEGMENT INFORMATION *(Cont'd)*

	Trading of computer related products	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Other information			
For the nine months ended 31 December 2004 (unaudited)			
Capital expenditure	7,519	12	7,531
Depreciation and amortization	49,960	2,145	52,105

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the PRC.

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market				
	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
North America	3,483,037	4,222,099	4,834,806	3,807,021	3,868,906
Europe	484,362	564,896	581,085	443,959	312,407
Others	195,405	238,935	260,568	183,144	342,170
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. SEGMENT INFORMATION *(Cont'd)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets				Additions to property, plant and equipment			
				As at				Nine months ended
		As at 31 March		31 December		Year ended 31 March		31 December
	2003	2004	2005	2005	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	1,265,517	1,249,153	1,349,581	1,758,593	4,359	1,742	501	183
North America	905,828	1,180,872	1,118,220	1,655,073	10,843	10,944	11,311	11,534
Europe	184,075	392,483	257,408	210,114	4,080	4,717	2,111	1,314
Taiwan	291,384	253,034	49,178	60,071	124	234	294	278
Others	269,756	404,195	462,365	402,987	41	89	12	25
	2,916,560	3,479,737	3,236,752	4,086,838	19,447	17,726	14,229	13,334

Intangible assets of HK$337,873,000, HK$428,019,000, HK$401,383,000 and HK$236,734,000 and deferred tax assets of HK$13,298,000, HK$35,480,000, HK$18,418,000 and HK$45,440,000 as at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

10. OTHER OPERATING INCOME

Other operating income included the following items:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Interest on bank deposits	720	2,938	1,427	2,913	1,771
Interest on loan receivables	37,287	18,283	21,130	12,473	30,866
Interest on loans from associates	639	1,507	94	70	85
Net exchange gain	18,974	31,467	324	—	—
Internet service income	5,262	3,363	3,096	2,484	366
Royalty income	3,063	2,722	2,787	2,127	1,147
Net unrealized holding gain on other investments	—	16,829	17,223	11,471	—
Net gain on disposal of investment securities	—	9,577	—	—	—
Rental income	—	11,568	27,672	20,685	19,821
Net gain on trading of derivatives financial instruments	—	—	15,100	15,100	—
Waiver of debt by a third party	—	—	14,415	—	—
Management fee income	5,778	8,138	3,573	2,311	2,409

11. OTHER OPERATING EXPENSES

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Net unrealized holding loss on other investments	26,482	—	—	—	—
Decrease in fair value of investments held for trading	—	—	—	—	75,215
Written off of long-term loan and interest receivable	10,821	—	—	—	—
Impairment loss on property, plant and equipment	1,305	—	—	—	—
Impairment loss on goodwill arising on acquisition of a subsidiary	—	4,598	—	—	—
Loss on disposal of investment securities	—	—	29,712	—	—
	38,608	4,598	29,712	—	75,215

12. FINANCE COSTS

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Interest on borrowings wholly repayable within five years:					
– Bank loans and overdrafts	10,458	12,070	5,722	5,011	12,051
– Other loans	20,360	13,229	11,875	8,739	38,562
– Finance leases	244	587	99	81	24
Interest on bank borrowings not wholly repayable within five years	607	554	502	393	315
	31,669	26,440	18,198	14,224	50,952

13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

a. For the year ended 31 March 2003, the directors of the Company reviewed the carrying value of goodwill arising on the acquisition of an associate, Ding Ing Technology Co., Ltd. ("Ding Ing"), which is established in Taiwan and was mainly engaged in the marketing of electronic products and other peripherals, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of Ding Ing. In view of the prevailing market condition, operating results and the discounted cash flow projections of Ding Ing, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

b. For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

c. For the nine months ended 31 December 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of another associate, PSC Corporation Ltd. ("PSCL"), which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Limited and was mainly engaged in supply of provisions and household consumer products, in previous year. The carrying amount of the goodwill has been allocated to the CGU for the segments of consumer business and healthcare business of PSCL.

The recoverable amounts of the CGU have been determined on the basis of value in use calculations. Their recoverable amounts are based on certain key assumptions. The value in use calculation of the two segments used cash flow forecasts derived from the most recent financial budgets for next three years using a discount rate of approximately 10%. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts.

After considering the current market condition and cash flow forecasts using a discount rate of approximately 10%, an impairment loss of HK$14,391,000 has been identified and recognized in the consolidated income statement.

14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Gain (loss) on disposal of subsidiaries	25	(1,282)	3,504	2,991	6,694
Gain on partial disposal of interest in a subsidiary	—	28,594	—	—	—
Net loss on deemed disposal of interests in associates	—	(16,935)	(19,251)	(19,251)	—
(Loss) gain on disposal of interests in associates	—	—	—	(10)	4,084
	25	10,377	(15,747)	(16,270)	10,778

15. INCOME TAX EXPENSE

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Current tax:					
Hong Kong Profits Tax					
Current tax	141	—	79	—	—
Overprovision in prior years	—	(112)	—	—	—
Overseas	31,773	46,378	100,157	129,339	87,984
	31,914	46,266	100,236	129,339	87,984
Deferred tax *(note 37)*					
Current year	286	(20,679)	17,161	(38,911)	(26,910)
Attributable to a change in tax rate	—	(118)	—	—	—
	286	(20,797)	17,161	(38,911)	(26,910)
	32,200	25,469	117,397	90,428	61,074

15. INCOME TAX EXPENSE *(Cont'd)*

The income tax expense for the Relevant Periods can be reconciled to the (loss) profit before income tax as in the consolidated income statements as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
(Loss) profit before income tax	(574,444)	135,245	17,159	133,667	(120,318)
Tax at applicable tax rate of 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%)	(228,629)	55,450	7,035	54,803	(49,330)
Tax effect of share of results of associates	14,465	24,539	26,612	24,262	8,213
Tax effect of income not taxable for tax purposes	(35,289)	(4,949)	(11,596)	(9,429)	(3,499)
Tax effect of expenses not deductible for tax purposes	154,753	66,915	93,530	(7,354)	85,800
Tax effect of tax losses not recognized	23,379	1,501	16,434	13,089	17,133
Utilization of tax losses not previously recognized	(63,843)	(43,228)	(7,308)	(3,602)	(3,665)
Utilization of deferred tax assets not previously recognized	22,307	(24,996)	(319)	1,520	(811)
Reversal of a deferred tax assets previously recognized	—	—	27,273	27,273	—
Recognition of unused tax loss which is not recognized in previous years	—	(24,483)	—	—	—
Overprovision in prior years	141	(112)	—	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	147,744	(26,273)	(31,551)	(11,997)	5,476
Increase in opening deferred tax liability resulting from an increase in tax rate	—	(118)	—	—	—
Others	(2,828)	1,223	(2,713)	1,863	1,757
Income tax expense for the year	32,200	25,469	117,397	90,428	61,074

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2004 and 2005 and for the nine months ended 31 December 2004 and 2005 and at 16% of the estimated assessable profit for the year ended 31 March 2003. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31 March 2004, and for the nine months ended 31 December 2004 and 2005 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

15. **INCOME TAX EXPENSE** *(Cont'd)*

For the nine months ended 31 December 2005, a major subsidiary operating in the USA provides for the USA Corporation tax at 41% (3.31.2003: 39.8%; 3.31.2004: 41%; 3.31.2005: 41%; 12.31.2004: 41%) on the assessable profit in the USA. As the major profit of the Group is contributed by this subsidiary, the tax reconciliation is prepared using 41% (31.3.2003: 39.8%; 31.3.2004: 41%; 31.3.2005: 41%; 31.12.2004: 41%).

Income tax arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

16. **(LOSS) PROFIT FOR THE YEAR/PERIOD**

	Year ended 31 March			Nine months ended 31 December	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
(Loss) profit for the year has been arrived at after charging (crediting):					
Staff costs (including directors' emoluments):					
Salaries and other benefits	151,729	170,261	170,850	125,098	121,871
Retirement benefits scheme contributions	3,854	3,160	3,178	2,391	2,320
	155,583	173,421	174,028	127,489	124,191
Depreciation and amortization:					
Amortization of intangible assets (included in administrative expenses)	14,338	44,137	51,066	38,300	605
Depreciation and amortization of property, plant and equipment	21,271	19,632	19,785	13,807	9,422
	35,609	63,769	70,851	52,107	10,027
Allowance for bad and doubtful debts	36,534	3,208	22,269	14,662	1,532
Allowance for loan receivables	22,056	16,653	8,338	5,469	—
Allowance (reversal of allowance) for margin loan receivables	2,429	5,300	(2,387)	—	620
Allowance for slow moving and obsolete inventories	12,277	24,679	25,588	3,084	19,449
Auditors' remuneration	7,003	9,204	8,490	4,778	5,620
Net realized loss (gain) on other investments/Loss on disposal of investments held for trading	83,926	(3,975)	(44,940)	(45,554)	(21,008)
Loss (gain) on disposal of property, plant and equipment	3,373	696	1,098	(258)	108

17. DIRECTORS' AND EMPLOYEES' REMUNERATION

(a) Directors' remuneration

The emoluments paid or payable to each of the 12 (31 March 2003: 13; 31 March 2004: 13; 31 March 2005: 12 and 31 December 2004: 12) directors were as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Chan Kwok Keung, Charles					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—
Yap, Allan					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	2,400	2,400	2,400	1,800	1,800
Retirement benefits scheme contributions	120	12	12	9	9
	2,520	2,412	2,412	1,809	1,809
Lui Siu Tsuen, Richard					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	1,150	1,426	1,378	1,050	1,104
Retirement benefits scheme contributions	92	92	92	69	70
	1,242	1,518	1,470	1,119	1,174

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Chan Kwok Hung					
Fees	—	—	—	—	—
Other emoluments:	—	—	—	—	—
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—
Fok Kin-ning, Canning					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—
Ip Tak Chuen, Edmond					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—

17. **DIRECTORS' AND EMPLOYEES' REMUNERATION** *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Cheung Hon Kit					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—
Kwok Ka Lap, Alva					
Fees	N/A	—	24	12	36
Other emoluments:					
Salaries and other benefits	N/A	—	—	—	—
Retirement benefits scheme contributions	N/A	—	—	—	—
	N/A	—	24	12	36
Wong King Lam, Joseph					
Fees	N/A	N/A	25	12	38
Other emoluments:					
Salaries and other benefits	N/A	N/A	—	—	—
Retirement benefits scheme contributions	N/A	N/A	—	—	—
	N/A	N/A	25	12	38
Yuen Tin Fan, Francis					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Sin Chi Fai					
Fees	N/A	N/A	N/A	N/A	—
Other emoluments:					
Salaries and other benefits	N/A	N/A	N/A	N/A	—
Retirement benefits scheme contributions	N/A	N/A	N/A	N/A	—
	N/A	N/A	N/A	N/A	—
Cheung Kwok Wah, Ken					
Fees					
Other emoluments:					
Salaries and other benefits	3,625	1,126	N/A	N/A	N/A
Retirement benefits scheme contributions	166	26	N/A	N/A	N/A
	3,791	1,152	N/A	N/A	N/A
Compensation for loss of office paid to a former director by the Company's subsidiary	—	625	N/A	N/A	N/A
	3,791	1,777	N/A	N/A	N/A
Tsang Link Carl, Brian					
Fees	—	—	—	—	N/A
Other emoluments:					
Salaries and other benefits	—	—	—	—	N/A
Retirement benefits scheme contributions	—	—	—	—	N/A
	—	—	—	—	N/A

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Ma Wai Man, Catherine					
Fees	—	—	N/A	N/A	N/A
Other emoluments:					
Salaries and other benefits	—	—	N/A	N/A	N/A
Retirement benefits scheme contributions	—	—	N/A	N/A	N/A
	—	—	N/A	N/A	N/A
Shih, Edith					
Fees	—	—	—	—	—
Other emoluments:					
Salaries and other benefits	—	—	—	—	—
Retirement benefits scheme contributions	—	—	—	—	—
	—	—	—	—	—
Ma Si Hang, Frederick					
Fees	—	N/A	N/A	N/A	N/A
Other emoluments:					
Salaries and other benefits	—	N/A	N/A	N/A	N/A
Retirement benefits scheme contributions	—	N/A	N/A	N/A	N/A
	—	N/A	N/A	N/A	N/A

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	**2004**	**2005**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Directors' fees	—	—	49	—	74
Other emoluments:					
Salaries and other benefits	7,175	4,952	3,778	2,850	2,904
Retirement benefits scheme contributions	378	130	104	78	79
	7,553	5,082	3,931	2,928	3,057
Compensation for loss of office paid to a former director by the Company's subsidiary	—	625	—	—	—
	7,553	5,707	3,931	2,928	3,057

During the Relevant Periods and for the nine months ended 31 December 2004, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group.

None of the directors waived any emoluments during the Relevant Periods.

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

(b) Employees' remuneration

The emoluments of the five highest paid individuals of the Group included two directors of the Company for the year ended 31 March 2003, one director for each of the two years ended 31 March 2004 and 2005, one director for nine months ended 31 December 2004 and one director for nine months ended 31 December 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Salaries and other benefits	8,802	9,788	9,916	7,519	7,966
Performance related incentive payments	1,064	3,307	3,898	3,800	5,698
Retirement benefit scheme	50	381	252	169	185
Incentive payment on joining	—	—	—	—	—
	9,916	13,476	14,066	11,488	13,849

	Number of employees				
	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004 (Unaudited)	2005
HK$1,500,001 to HK$2,000,000	—	—	—	2	1
HK$2,000,001 to HK$2,500,000	1	2	2	1	2
HK$2,500,001 to HK$3,000,000	—	—	1	—	—
HK$3,000,001 to HK$3,500,000	—	1	—	—	—
HK$3,500,001 to HK$4,000,000	2	—	—	—	—
HK$5,500,001 to HK$6,000,000	—	1	—	1	—
HK$7,000,001 to HK$7,500,000	—	—	1	—	—
HK$7,500,001 to HK$8,000,000	—	—	—	—	1
	3	4	4	4	4

17. DIRECTORS' AND EMPLOYEES' REMUNERATION *(Cont'd)*

(b) Employees' remuneration *(Cont'd)*

During the Relevant Periods and nine months ended 31 December 2004, no emoluments were paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

18. DIVIDENDS

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share, 2003: HK2 cents per share, 2002: Nil)	—	3,206	11,193	11,193	13,418
Interim, paid – HK5 cents per share for 2004	—	8,015	—	—	—
Interim, proposed – HK4 cents per share with a scrip option	—	—	—	—	9,045
	—	11,221	11,193	11,193	22,463

19. (LOSS) EARNINGS PER SHARE

For the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005, the calculation of the basic (loss) earnings per share is based on the loss for the year/period attributable to equity holders of the parent of HK$648,620,000, profit of HK$13,300,000, loss of HK$161,862,000, profit of HK$4,094,000 (unaudited) and loss of HK$127,102,000, respectively, and on the weighted average number of shares in issue during the three years ended 31 March 2003, 2004 and 2005 and the nine months ended 31 December 2004 and 2005 of 160,303,174 shares, 164,239,677 shares, 198,244,118 shares, 189,936,529 shares and 224,286,960 shares, respectively.

The computation of diluted loss per share for the years ended 31 March 2003 and 2005 and the nine months ended 31 December 2005 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the year ended 31 March 2004 and for the nine months ended 31 December 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of these options is higher than the average market price per share for the year.

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended 31 March 2003, there is no significant impact on the basic loss per share for the year ended 31 March 2003. No restatement for basic loss per share has been made accordingly.

The following table summaries the impact on basic earnings per share as a result of:

(Loss) earnings per share – basic	Year ended 31 March,			Nine months ended 31 December,	
	2003	2004	2005	2004	2005
	HK$	HK$	HK$	HK$	HK$
Reported figures before adjustments	(4.05)	0.08	(0.81)	0.02	(0.44)
Adjustments arising from changes in accounting policies *(Note 3)*	—	—	(0.01)	—	(0.13)
Restated	(4.05)	0.08	(0.82)	0.02	(0.57)

20. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Moulds	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
COST OR VALUATION						
At 1 April 2002	48,901	43,569	5,160	70,149	8,111	175,890
Currency realignment	(55)	—	243	2,035	10	2,233
Additions	—	—	—	18,699	748	19,447
Disposals	—	—	(2,432)	(6,671)	(977)	(10,080)
At 31 March 2003	48,846	43,569	2,971	84,212	7,892	187,490
Currency realignment	331	—	—	3,473	9	3,813
Additions	—	—	—	16,518	1,208	17,726
Disposals	(3,155)	—	—	(6,061)	(3,047)	(12,263)
At 31 March 2004	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	1,103	—	—	(4,882)	37	(3,742)
Additions	—	—	—	13,528	701	14,229
Disposals and write off	—	—	—	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	—	—	—	(3,811)	—	(3,811)
At 31 March 2005	47,125	43,569	2,971	86,186	4,385	184,236
Currency realignment	(993)	—	—	(525)	(42)	(1,560)
Additions	—	—	—	13,085	250	13,335
Disposals and write off	—	—	—	(693)	(235)	(928)
Disposal of a subsidiary	—	—	—	(150)	-	(150)
At 31 December 2005	46,132	43,569	2,971	97,903	4,358	194,933
Analysis of cost or valuation:						
At 31 March 2003						
At cost	20,639	43,569	2,971	84,212	7,892	159,283
At valuation	28,207	—	—	—	—	28,207
	48,846	43,569	2,971	84,212	7,892	187,490
At 31 March 2004						
At cost	17,815	43,569	2,971	98,142	6,062	168,559
At valuation	28,207	—	—	—	—	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
At 31 March 2005						
At cost	18,918	43,569	2,971	86,186	4,385	156,029
At valuation	28,207	—	—	—	—	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
At 31 December 2005						
At cost	17,925	43,569	2,971	97,903	4,358	166,726
At valuation	28,207	—	—	—	—	28,207
	46,132	43,569	2,971	97,903	4,358	194,933

20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

	Land and buildings	Plant and machinery	Moulds	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
DEPRECIATION, AMORTIZATION AND IMPAIRMENT						
At 1 April 2002	7,223	34,454	3,375	36,277	2,819	84,148
Currency realignment	(1)	—	78	1,439	1	1,517
Provided for the year	1,090	3,413	1,225	13,742	1,801	21,271
Impairment loss recognized in the income statement	1,305	—	—	—	—	1,305
Eliminated on disposals	—	—	(1,723)	(2,920)	(220)	(4,863)
At 31 March 2003	9,617	37,867	2,955	48,538	4,401	103,378
Currency realignment	7	—	—	2,682	4	2,693
Provided for the year	1,012	1,470	7	15,968	1,175	19,632
Eliminated on disposals	(2,056)	—	—	(4,456)	(1,928)	(8,440)
At 31 March 2004	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	31	—	—	(4,262)	24	(4,207)
Provided for the year	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	—	—	—	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	—	—	—	(2,328)	—	(2,328)
At 31 March 2005	9,625	40,443	2,970	58,058	2,583	113,679
Currency realignment	(32)	—	—	(375)	(28)	(435)
Provided for the period	762	323	1	8,014	322	9,422
Eliminated on disposals and write off	—	—	—	(601)	(42)	(643)
Eliminated on disposal of a subsidiary	—	—	—	(86)	—	(86)
At 31 December 2005	10,355	40,766	2,971	65,010	2,835	121,937
NET BOOK VALUES						
At 31 December 2005	35,777	2,803	—	32,893	1,523	72,996
At 31 March 2005	37,500	3,126	1	28,128	1,802	70,557
At 31 March 2004	37,442	4,232	9	35,410	2,410	79,503
At 31 March 2003	39,229	5,702	16	35,674	3,491	84,112

20. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The Group's land and buildings comprise

		As at 31 March		**As at 31 December**
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Outside Hong Kong:				
Under medium-term leases in other regions of the PRC	25,978	25,050	24,122	23,426
Freehold in Taiwan	12,151	12,392	13,378	12,351
Under a medium-term lease in Macau	1,100	—	—	—
	39,229	37,442	37,500	35,777

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$21,862,000, HK$21,157,000, HK$20,452,000 and HK$19,923,000 at 31 March 2003, 2004, 2005 and 31 December 2005, respectively.

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$2,660,000, HK$1,985,000 and HK$510,000 at 31 March 2003, 2004 and 2005 respectively.

For the year ended 31 March 2004, the Group disposed of a property located in Macau at a consideration of HK$1,100,000. Accordingly, impairment loss of HK$1,305,000 has been recognized in respect of land and buildings for the year ended 31 March 2003 by reference to the subsequent selling price.

21. INTANGIBLE ASSETS

	Goodwill arising on acquisition before 1 January 2005	Goodwill arising on acquisition after 1 January 2005	Trademark licences	Patent	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note a)	*(note b)*	*(note c)*	*(note d)*	
COST					
At 1 April 2002	153,093	—	91,318	—	244,411
Additions	201,572	—	—	—	201,572
At 31 March 2003					
– as previously reported	354,665	—	91,318	—	445,983
– adjustment on adoption of SSAP 12 (Revised)	(1,982)	—	—	—	(1,982)
– as restated	352,683	—	91,318	—	444,001
Arising on acquisition of a subsidiary	4,598	—	—	—	4,598
Additions	—	—	190,000	8,065	198,065
Eliminated on partial disposal of shareholding in a subsidiary	(69,857)	—	—	—	(69,857)
At 31 March 2004	287,424	—	281,318	8,065	576,807
Arising on acquisition of additional interest in a subsidiary	—	24,430	—	—	24,430
At 31 March 2005	287,424	24,430	281,318	8,065	601,237
Eliminated against accumulated amortization upon the application of HKFRS 3	(143,946)	—	(54,631)	—	(198,577)
Additions	—	623	—	—	623
Impairment loss on trademark licences	—	—	(164,667)	—	(164,667)
At 31 December 2005	143,478	25,053	62,020	8,065	238,616
AMORTIZATION					
At 1 April 2002	76,190	—	15,600	—	91,790
Provided for the year	9,772	—	4,566	—	14,338
At 31 March 2003	85,962	—	20,166	—	106,128
Provided for the year	32,768	—	10,899	470	44,137
Impairment loss recognized in the consolidated income statement	4,598	—	—	—	4,598

21. INTANGIBLE ASSETS *(Cont'd)*

	Goodwill arising on acquisition before 1 January 2005	Goodwill arising on acquisition after 1 January 2005	Trademark licences	Patent	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note a)	*(note b)*	*(note c)*	*(note d)*	
Eliminated on partial disposal of shareholding in a subsidiary	(6,075)	—	—	—	(6,075)
At 31 March 2004	117,253	—	31,065	470	148,788
Provided for the year	26,693	—	23,566	807	51,066
At 31 March 2005	143,946	—	54,631	1,277	199,854
Eliminated against cost upon the application of HKFRS 3	(143,946)	—	(54,631)	—	(198,577)
Provided for the period	—	—	—	605	605
At 31 December 2005	—	—	—	1,882	1,882
CARRYING VALUES					
At 31 December 2005	143,478	25,053	62,020	6,183	236,734
At 31 March 2005	143,478	24,430	226,687	6,788	401,383
At 31 March 2004	170,171	—	250,253	7,595	428,019
At 31 March 2003	266,721	—	71,152	—	337,873

Notes:

a. At 1 April 2002, the amount represented the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993.

For the year ended 31 March 2003, the addition of goodwill of approximately HK$201,572,000 attributed to the acquisition of an additional 14.9% interest in the Vendor. The goodwill is amortized over an average of seventeen years on a straight line basis.

For the year ended 31 March 2004, the addition of goodwill of approximately HK$4,598,000 attributed to the acquisition of the entire interest in Zhuhai Hanny and the Group has also reduced its interest in the Vendor by 23.5% and goodwill with net carrying amount of approximately HK$63,782,000 was released upon this reduction in interest accordingly.

21. INTANGIBLE ASSETS *(Cont'd)*

For the year ended 31 March 2004, the directors reviewed the carrying value of the goodwill arising on acquisition of Zhuhai Hanny of HK$4,598,000 and identified an impairment loss of HK$4,598,000 which was charged to the consolidated income statement.

Upon the adoption of HKFRS 3 from 1 April 2005 onwards, the Group has discontinued amortizing the above goodwill which arised from acquisition after 1 April 2001 and goodwill will be tested for impairment annually.

b. For the year ended 31 March 2005, the amount represents the goodwill on the acquisition of a further of 1.6% interest in the Vendor after 1 January 2005. The goodwill of approximately HK$24,430,000 is not subject to amortization in accordance with HKFRS 3.

For the nine months ended 31 December 2005, the addition of goodwill of approximately HK$623,000 attributed to the acquisition of the entire interest in Createsuccess and 83% equity interest in Sino Partner.

c. At 1 April 2002, the amount represented the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999 and were amortized over twenty years on a straight line basis.

For the year ended 31 March 2004, the Group acquired the "Dysan" and "Precision" trademark licenses from an independent third party for a consideration of HK$190,000,000 with reference to the valuation performed by Grant Sherman Appraisal Limited, a firm of independent valuers. Trademark licenses are amortized over ten years on straight line basis. The Group is in the process of registration of the trademark licenses in the respective jurisdiction.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

d. The amount represents the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

For the nine months ended 31 December 2005, the impairment testing on the goodwill and trademark licenses are as follows:

	Goodwill	Trademark licenses
	HK$'000	*HK$'000*
Trading of computer related products – "Memorex" brand	167,908	62,020
Investment in port business in the PRC	623	—
Trading of computer related products – "Dysan" and "Precision" brand	—	164,667
	168,531	226,687

The carrying amounts of goodwill and trademark licenses are allocated to individual CGU of trading of computer related products under "Memorex" as well as "Dysan" and "Precision" trade name, and long-term investment in port business in the PRC.

21. INTANGIBLE ASSETS *(Cont'd)*

The recoverable amounts of the CGU of trading of computer related products under "Memorex" trade name is determined based on fair value less cost to sell calculation method, which the fair value is with reference to the initial consideration agreed at the Disposal whilst the cost to sell is with reference to the other terms of the Agreement. Given the current estimated net consideration of approximately HK$2,454,000,000, as set out in the announcement of the Company dated 26 January 2006, no impairment on the goodwill and trademark license is considered necessary.

The recoverable amounts of the CGU of trading of computer related products under "Dysan" and "Precision" trade name is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period from the acquisition date to 31 December 2005. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Based on cash flow forecasts derived from the most recent financial budgets for the next four years approved by management using a discount rate of 11.5%, impairment loss of HK$164,667,000 is identified and recognized in the consolidated income statement for the nine months ended 31 December 2005.

22. INTERESTS IN ASSOCIATES

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost of investment in associates which are:				
– listed in Hong Kong *(note a)*	—	508,994	508,994	508,994
– listed overseas	211,612	211,162	195,736	200,024
– unlisted	25,904	26,354	6,579	6,579
Share of post-acquisition losses and reserves, net of dividends received	(65,171)	(128,965)	(129,977)	(118,124)
Goodwill on acquisitions of associates less amortization *(note c)*	65,520	256,629	51,094	38,979
Negative goodwill arising on acquisition of an associate less realization *(note d)*	—	—	(225)	—
	237,865	874,174	632,201	636,452
Loans to associates less allowance *(note b)*	7,651	1,361	1,331	1,331
Amounts due from associates *(note b)*	25,846	30,874	2,197	—
	271,362	906,409	635,729	637,783
Fair value of listed shares	134,561	320,500	299,240	387,859

22. INTERESTS IN ASSOCIATES *(Cont'd)*

Notes:

a. At 31 March 2003, an amount of approximately HK$698,400,000 included in investments in securities represented the Group's 14.55% equity interest in CSHL. CSHL and its subsidiaries are principally engaged in the areas of manufacturing, property development and investment, hotel operation, construction and related business, provision of package tours, transportation and other related services.

For the year ended 31 March 2004, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19,300,000. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates.

For the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 December 2005, the Group held 29.36% equity interest in CSHL.

b. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$7,516,000, HK$1,336,000 HK$1,331,000 and HK$1,331,000 at 31 March 2003, 2004 and 2005 and at 31 December 2005 respectively which bears interest at prevailing market rates, the remaining amount is interest free.

For the three years ended 31 March 2003, 2004 and 2005, the amounts due from associates are unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair values of the Group's loan to an associate and amounts due from associates as at the balance sheet dates, determined based on the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates, approximate to the carrying amounts of the receivables.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

c. Included in the investment in associates is goodwill of HK$65,520,000, HK$256,629,000, HK$51,094,000 and HK$38,979,000 as at 31 March 2003, 2004 and 2005 and 31 December 2005 arising on acquisition of associates during the Relevant Periods respectively. The movement of goodwill is set out below:

	HK$'000
COST	
Additions and balance at 31 March 2003	72,132
Additions	208,760
At 31 March 2004 and 2005	280,892
Elimination against accumulated amortization upon the application of HKFRS 3 (see Note 2)	(229,798)
Additions	2,276
At 31 December 2005	53,370
AMORTIZATION AND IMPAIRMENT	
Provided for the year and balance at 31 March 2003	6,612
Provided for the year	17,651
At 31 March 2004	24,263
Provided for the year	28,089
Impairment loss recognized for the year	177,446
At 31 March 2005	229,798
Elimination against cost upon the application of HKFRS 3 (see Note 2)	(229,798)
Impairment loss recognized for the period	14,391
At 31 December 2005	14,391
CARRYING VALUE	
At 31 December 2005	38,979
At 31 March 2005	51,094
At 31 March 2004	256,629
At 31 March 2003	65,520

Until 31 March 2005, goodwill had been amortized for a period of 10 years.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

d. Negative goodwill arising on acquisition of an associate:

	HK$'000
GROSS AMOUNT	
At 31 March 2003 and 2004	—
Additions	(233)
At 31 March 2005	(233)
Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)*	233
At 31 December 2005	—
REALIZATION	
At 31 March 2003 and 2004	—
Released during the year	(8)
At 31 March 2005	(8)
Elimination against gross amount upon the application of HKFRS 3 *(see Note 2)*	8
At 31 December 2005	—
CARRYING AMOUNT	
At 31 December 2005	—
At 31 March 2005	(225)
At 31 March 2004	—
At 31 March 2003	—

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over 10 years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 (see Note 2).

22. INTERESTS IN ASSOCIATES *(Cont'd)*

e. Details of the Group's principal associates at the respective balance sheet dates are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Proportion of equity interest attributable to the Group				Principal activities
			As at 31 March			As at December 31,	
			2003	2004	2005	2005	
			%	%	%	%	
CSHL	Corporate	Hong Kong	—	29.36	29.36	29.36	Investment holding
PSCL	Corporate	Singapore	27.45	27.45	21.71	24.26	Supply of household consumer products

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at 31 March 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of CSHL at 31 December 2003, 2004 and 2005, respectively and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively is calculated based on the net assets of PSCL at 31 March 2003, 2004 and 2005 and at 31 December 2005, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the Relevant Periods or formed a substantial portion of the net assets of the Group at the end of each of the financial year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "Proposed Disposal"). The completion of the Proposed Disposal is subject to the completion of a proposed group reorganization by CSHL ("CSHL Reorganization").

On 19 April 2005, CSHL and the Company has jointly announced the details of the CSHL Reorganization which, if approved and implemented, will result in (i) CSHL continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investment; (ii) all other subsidiaries of CSHL carrying on property development and investment holding business, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investment Limited ("GDI") (a wholly owned subsidiary of CSHL) and its subsidiaries upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL on a record date to be fixed, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On the same date, the Group proposed to acquire an additional interest in GDI (the "Proposed Acquisition") subject to the completion of the CSHL Reorganization. The Proposed Acquisition was approved by the shareholders of the Company on 17 October 2005.

Details of the Proposed Disposal and Proposed Acquisition are set out in a circular of the Company dated 14 September 2005. The transaction has not yet been completed at the date of this report.

22. INTERESTS IN ASSOCIATES *(Cont'd)*

f. The summarised financial information in respect of the Group's associates is set out below:

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	1,264,576	3,366,013	3,452,648	3,331,625
Total liabilities	(679,846)	(1,307,787)	(1,308,483)	(1,203,568)
Net assets	584,730	2,058,226	2,144,165	2,128,057
Group's share of net assets of associates	237,865	874,174	632,201	636,452

g.

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Revenue	926,817	756,681	898,270	715,748	630,559
Loss for the year/period	(170,131)	(491,459)	(184,410)	(192,213)	(55,664)
Group's share of loss of associates for the year/period	(36,367)	(59,857)	(64,909)	(59,175)	(20,032)

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of loss of these associates which were extracted from the relevant audited financial statements of associates are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Unaudited)	
Unrecognized share of losses of associates for the year/period	(19,230)	–	–	–	–
Accumulated unrecognized share of losses of associates	(19,230)	(19,230)	(19,230)	(19,230)	(19,230)

22A. AMOUNTS DUE FROM ASSOCIATES

The amounts are unsecured, interest free and are repayable on demand. The fair value of the amounts due from associates at 31 December 2005 was approximate to the corresponding carrying amount.

22B. AMOUNT DUE TO AN ASSOCIATE

The amount is unsecured, interest free and is repayable on demand. The fair value of the amount due to an associate at 31 December 2005 was approximate to the corresponding carrying amount.

23. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2003, 2004 and 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (See Note 2).

	Investment securities			Other investments			Total		
	As at 31 March			As at 31 March			As at 31 March		
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(note a)	(note b)	(note c)						
Listed securities									
Hong Kong	698,407	—	—	108,548	126,114	131,563	806,955	126,114	131,563
Overseas	—	—	—	984	850	1,058	984	850	1,058
Unlisted securities									
Hong Kong	—	—	—	6,000	6,000	—	6,000	6,000	—
Overseas/PRC	204,573	188,890	123,348	78,388	—	—	282,961	188,890	123,348
Unlisted debt security									
Hong Kong *(note d)*	—	—	—	—	—	12,000	—	—	12,000
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969
Market value of listed securities	10,859	—	—	109,532	126,964	132,621	120,391	126,964	132,621
Carrying amount analyzed for reporting purposes as:									
Non-current	887,300	188,890	123,348	330	330	186	887,630	189,220	123,534
Current	15,680	—	—	193,590	132,634	144,435	209,270	132,634	144,435
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969

Note:

a. As at 31 March 2003, the listed investment securities represented a 14.55% interest in CSHL, whilst included in unlisted overseas investment securities was 8.04% interest in Fu Yang Investment Co., Ltd. ("Fu Yang") and 0.61% interest in an infrastructure company established in Taiwan which is mainly engaged in building up telecommunication network in Taiwan ("EBT"). Fu Yang is established in Taiwan on 21 April 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

b. For the year ended 31 March 2004, EBT was disposed of at a consideration of HK$15,000,000. A net loss of approximately HK$380,000 was recognized in the consolidated income statement.

As at 31 March 2004, the amount represented the 8.04% interest in Fu Yang.

23. INVESTMENTS IN SECURITIES *(Cont'd)*

c. For the year ended 31 March 2005, interest in Fu Yang was disposed of at an aggregate consideration of approximately HK$150,000,000. A net loss on disposal of approximately HK$29,712,000 was recognized in the consolidated income statement.

As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.
- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠洲食品有限公司), which holds a piece of land in the PRC.
- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotel building and travelling business.

* As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

d. The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion).

24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 December 2005 analyzed as non-current assets, comprise:

	As at 31 December 2005 *HK$'000*
Listed investments:	
– Equity securities listed in Hong Kong *(note a)*	16,685
Unlisted securities:	
– Equity securities *(note b)*	121,165
– Debt securities *(note c)*	535,611
– Club memberships	4,938
Total	678,399

Notes:

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC. They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably. For the nine months ended 31 December 2005, the directors of the Company performed impairment review on these unlisted equity securities and no impairment loss is considered necessary.

24. AVAILABLE-FOR-SALE INVESTMENTS *(Cont'd)*

(c) For the nine months ended 31 December 2005, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as investments held for trading.

As at 31 December 2005, the fair value for the debt element and conversion option element were approximately HK$535,611,000 and HK$65,647,000 respectively. Accordingly, an increase in fair value of approximately HK$3,072,000 for the debt element and a decrease in fair value of approximately HK$51,813,000 for conversion option element were recognized in equity and profit and loss respectively.

25. LOAN RECEIVABLES

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate loan receivables	9,100	6,387	5,533	20,265
Floating-rate loan receivables	81,538	36,745	106,318	151,714
Interest free loan receivables	15,073	2,939	—	—
	105,711	46,071	111,851	171,979
Carrying amount analysed for reporting purposes:				
Within one year	95,523	41,173	111,851	171,979
In more than one year but not more than two years	2,351	4,898	—	—
In more than two years but not more than three years	7,837	—	—	—
	105,711	46,071	111,851	171,979

Included in the carrying amount of loans receivables as at 31 March 2003, 2004 and 2005 and 31 December 2005 is accumulated impairment loss of HK$28,056,000, HK$39,033,000, HK$39,633,000 and HK$39,633,000, respectively.

25. LOAN RECEIVABLES *(Cont'd)*

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate loan receivables:				
within one year	9,100	6,387	5,533	20,265

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
Effective interest rate:				
Fixed-rate loan receivables	3.6% to 10%	3.6% to 10%	3.6% to 10%	10% to 20%
Floating-rate loan receivables	5% to 7.1%	5% to 7%	5% to 7.3%	5.3% to 10.8%

The Group's loan receivables that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	US$	NTD
	$'000	*$'000*
As at 31 December 2005	712	40,619
As at 31 March 2005	712	78,000
As at 31 March 2004	823	—
As at 31 March 2003	809	—

The fair values of the Group's loan receivables as at the balance sheet dates, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to the carrying amounts of the receivables.

26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

For the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party ("Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

As at the date of report, the due diligence review of the acquisition of unlisted investment has not yet been completed pursuant to the Port Agreement. Accordingly, the conditions in the Port Agreement have not yet been fulfilled and the transaction has not yet been completed.

26. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS *(Cont'd)*

For the nine months ended 31 December 2005, the Group paid an aggregate of approximately HK$155,175,000 as tender deposit to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions for the acquisition of the Potential Investments had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

27. OTHER ASSET

For the year ended 31 March 2004, the amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisals Limited, a firm of independent valuers, on an open market value basis as at 31 March 2004 and no impairment loss is identified.

For the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of other asset of approximately HK$2,515,000 was recognized in the consolidated income statement for the year ended 31 March 2005.

For the nine months ended 31 December 2005, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the Other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the nine months ended 31 December 2005.

28. INVENTORIES

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Raw materials	9,459	6,769	6,781	4,915
Work in progress	2,702	1,435	1,962	1,772
Finished goods	493,004	869,205	578,335	869,149
	505,165	877,409	587,078	875,836

Included above are raw materials of HK$371,000, HK$109,000, HK$74,000 and HK$312,000 and finished goods of HK$104,422,000, HK$269,854,000, HK$97,486,000 and HK$185,497,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively which are carried at net realizable value.

29. TRADE AND OTHER RECEIVABLES

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	463,138	736,279	653,637	1,034,394
Less: accumulated impairment	(65,374)	(51,254)	(61,854)	(78,955)
	397,764	685,025	591,783	955,439
Other receivables	88,845	53,795	174,494	112,322
Total trade and other receivables	486,609	738,820	766,277	1,067,761

29. TRADE AND OTHER RECEIVABLES *(Cont'd)*

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not yet due	354,824	624,041	548,407	831,989
Overdue within one month	26,561	52,433	25,996	109,303
Overdue between one to two months	6,916	2,099	4,561	2,016
Overdue more than two months	9,463	6,452	12,819	12,131
	397,764	685,025	591,783	955,439

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

30. INVESTMENTS HELD FOR TRADING

Investments held for trading at the respective balance sheet dates included:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed securities:				
– Equity securities listed in Hong Kong *(note a)*	—	—	—	41,429
– Equity securities listed elsewhere *(note a)*	—	—	—	21,818
Unlisted convertible notes *(note b)*	—	—	—	65,647
	—	—	—	128,894

(a) The fair values of these investments are determined based on the quoted market bid prices available on the relevant securities exchanges.

(b) The amount represented the conversion option element of the three convertible notes subscribed by the Group during the nine months ended 31 December 2005. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by B.I. Appraisals Limited, a firm of independent valuers.

31. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLE

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at 31 March 2003, 2004 and 2005 and 31 December 2005 approximate to the corresponding carrying amounts.

32. PLEDGED BANK DEPOSIT

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and is therefore classified as current asset.

The deposit carries variable interest rates ranging from 2.54% to 4.36%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

33. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$632,561,000, HK$827,620,000, HK$564,154,000 and HK$704,507,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

The following is an aged analysis of trade creditors at respective balance sheet date:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not yet due	319,505	445,088	417,919	524,123
Overdue within one month	99,484	116,373	74,518	134,279
Overdue between one to two months	35,422	50,321	27,951	24,491
Overdue more than two months	178,150	215,838	43,766	21,614
	632,561	827,620	564,154	704,507

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

34. BORROWINGS

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Borrowings comprise:				
Bank loans	237,468	205,641	82,010	362,725
Other loans	180,000	151,339	161,341	531,225
	417,468	356,980	243,351	893,950
Analyzed as:				
Secured	107,140	159,583	38,531	530,433
Unsecured	310,328	197,397	204,820	363,517
	417,468	356,980	243,351	893,950
The above amounts bear interest at prevailing market rates and are repayable as follows:				
Within one year or on demand	244,473	349,059	85,881	886,692
Between one and two years	165,238	266	149,751	407
Between two and five years	843	940	1,407	1,358
Over five years	6,914	6,715	6,312	5,493
	417,468	356,980	243,351	893,950
Amount due within one year and shown under current liabilities	(244,473)	(349,059)	(85,881)	(886,692)
Amount due after one year	172,995	7,921	157,470	7,258

34. BORROWINGS *(Cont'd)*

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fixed-rate borrowings which due within one year	9,422	–	–	200,000

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings as follows:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
Effective interest rate:				
Fixed-rate borrowings	6.4%	N/A	N/A	1.5%
Variable-rate borrowings	2.6% to 7.5%	4.3% to 7.5%	2.3% to 7.3%	3.6% to 9.8%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	USD	**NTD**	**RMB**
	$'000	*$'000*	*$'000*
As at 31 December 2005	38,268	32,951	–
As at 31 March 2005	258	34,148	–
As at 31 March 2004	19,758	35,501	–
As at 31 March 2003	14,090	36,670	10,000

The fair values of the Group's borrowings at respective balance sheet dates approximate to the corresponding carrying amounts.

35. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments				Present value of minimum lease payments			
	As at 31 March			As at 31 December	As at 31 March			As at 31 December
	2003	2004	2005	2005	2003	2004	2005	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under finance leases:								
Within one year	1,181	1,117	487	—	1,113	1,068	462	—
In the second to fifth year inclusive	1,868	536	—	—	1,557	462	—	—
	3,049	1,653	487	—				
Less: Future finance charges	(379)	(123)	(25)	—				
Present value of lease obligations	2,670	1,530	462	—	2,670	1,530	462	—
Less: Amount due for settlement within one year (shown under current liabilities)					(1,113)	(1,068)	(462)	—
Amount due for settlement after one year					1,557	462	—	—

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 12.51%, 9.32%, 6.92% and 6.92% for the year ended at 31 March 2003, 2004, 2005 and for the nine months ended 31 December 2005 respectively. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	NTD	USD
	$'000	$'000
As at 31 December 2005	—	—
As at 31 March 2005	—	59
As at 31 March 2004	—	197
As at 31 March 2003	252	336

The fair values of the above Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at the balance sheet dates approximate to their carrying amounts.

36. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and had no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet dates and, accordingly, the amount was classified as non-current.

37. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the Relevant Periods:

	Accelerated tax depreciation *HK$'000*	Tax losses *HK$'000*	Others *HK$'000*	Total *HK$'000*
At 1 April 2002				
– as originally stated	—	—	—	—
– adjustment on adoption of SSAP12 (Revised)	1,532	(15,264)	898	(12,834)
– as restated	1,532	(15,264)	898	(12,834)
Charge (credit) to the consolidated income statement for the year *(note 15)*	551	(491)	226	286
At 31 March 2003	2,083	(15,755)	1,124	(12,548)
Currency realignment	(57)	(1,922)	(20)	(1,999)
Credit to the consolidated income statement for the year *(note 15)*	(1,382)	(2,536)	(16,761)*	(20,679)
Effect of change in tax rate – charge (credit) to the consolidated income statement *(note 15)*	100	(255)	37	(118)
At 31 March 2004	744	(20,468)	(15,620)	(35,344)
Currency realignment	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(note 15)*	833	19,994	(3,666)*	17,161
Realized on disposal of a subsidiary	(459)	459	—	—
At 31 March 2005	1,033	(32)	(19,305)	(18,304)
Currency realignment	9	—	(34)	(25)
Charge (credit) to the consolidated income statement for the year *(note 15)*	(694)	—	(26,216)	(26,910)
At 31 December 2005	348	(32)	(45,555)	(45,239)

37. DEFERRED TAX *(Cont'd)*

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax assets	(13,298)	(35,480)	(18,418)	(45,440)
Deferred tax liabilities	750	136	114	201
	(12,548)	(35,344)	(18,304)	(45,239)

The Group has unused tax losses of HK$470,299,000, HK$363,848,000, HK$387,410,000 and HK$391,695,000 at 31 March 2003, 2004 and 2005 and 31 December 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$45,357,000, HK$69,488,000 HK$185,000 and HK$0 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$424,942,000, HK$294,360,000, HK$387,225,000 and HK$391,695,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

38. SHARE CAPITAL

	Number of shares	Value HK$'000
Authorized:		
At 1 April 2002 (Ordinary shares of HK$0.025 each)	26,000,000,000	650,000
Consolidation of shares of 40 into 1 *(note a)*	(25,350,000,000)	—
Adjustment of nominal value of shares *(note a)*	64,350,000,000	—
Cancellation of shares *(note a)*	(45,000,000,000)	(450,000)
At 31 March 2003, 2004 and 2005 and 31 December 2005 (Ordinary shares of HK$0.01 each)	20,000,000,000	200,000
Issued and fully paid:		
At 1 April 2002 (Ordinary shares of HK$0.025 each)	6,412,057,523	160,301
Exercise of warrants *(note b)*	70,595	2
Consolidation and adjustment of nominal value of shares *(note a)*	(6,251,824,916)	(158,700)
At 31 March 2003 (Ordinary shares of HK$0.01 each)	160,303,202	1,603
Issue of new shares *(note c)*	21,500,000	215
Exercise of share options *(note d)*	4,750,000	48
At 31 March 2004 (Ordinary shares of HK$0.01 each)	186,553,202	1,866
Issue upon scrip dividend *(note e)*	75,210	—
Issue of new shares *(note f)*	37,000,000	370
At 31 March 2005 (Ordinary shares of HK$0.01 each)	223,628,412	2,236
Issue upon scrip dividend *(note g)*	2,515,285	25
At 31 December 2005 (Ordinary shares of HK$0.01 each)	226,143,697	2,261

Notes:

(a) Pursuant to special resolutions passed in a special general meeting of the Company held on 17 March 2003:

(i) the shares of the Company were consolidated on the basis that every 40 issued and unissued shares of HK$0.025 each were consolidated into one share of HK$1.00 each;

(ii) the par value of the shares of the Company was reduced from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share;

(iii) the par value of the authorized but unissued shares of the Company was sub-divided into shares of HK$0.01 each; and the number of authorized but unissued shares was increased accordingly; and

(iv) the authorized share capital of the Company was reduced from HK$650,000,000 to HK$200,000,000 by the cancellation of 45,000,000,000 shares of HK$0.01 each.

(b) For the year ended 31 March 2003, 70,595 shares in the Company of HK$0.025 each were issued upon the exercise of 70,595 warrants at a price of HK$0.36 per share. The shares issued during the year rank pari passu with the then existing shares in all respects.

38. **SHARE CAPITAL** *(Cont'd)*

(c) On 28 January 2004, arrangements were made for a private placement to independent private investors of 21,500,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$4.00 per share representing a discount of approximately 8% to the closing price of HK$4.35 per share as quoted on the Stock Exchange on 28 January 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 21,500,000 new shares of HK$0.01 each in the Company at a price of HK$4.00 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 28 August 2003 and rank pari passu with other shares in issue in all respects.

(d) For the year ended 31 March 2004, 4,750,000 shares in the Company of HK$0.01 each were issued upon the exercise of 4,750,000 share options at subscription price of HK$2.9888 per share. The shares issued during the year ended 31 March 2004 rank pari passu with the then existing shares in all respects.

(e) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year ended 31 March 2005 rank pari passu with the existing shares in all respects.

(f) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

(g) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share. The shares issued during the period ended 31 December 2005 rank pari passu with the existing shares in all respects.

39. **WARRANTS**

In accordance with the conditions attaching to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an adjusted subscription price of HK$0.36 per share, subject to adjustment, at any time from the date of issue to 3 April 2002 (both days inclusive). On 3 April 2002, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 922,543,833 shares of HK$0.025 each in the Company, lapsed.

Details of the exercise of the Company's warrants during the year ended 31 March 2003 are set out in note 38.

40. **RESERVES**

Capital reserve represents the goodwill arising on acquisitions prior to 1 April 2001.

Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group. The goodwill reserve of HK$13,060,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the Transitional Provision of HKFRS 3.

40. RESERVES *(Cont'd)*

The contributed surplus of the Group at the respective balance sheet dates represented:

(i) the credit arising from the transfer of the share premium account of the Group as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

For the year ended 31 March 2003, movements in the contributed surplus of the Group represented:

(i) the entire amount of HK$1,974,565,000 standing to the credit of share premium account of the Group as at 19 February 2003 be cancelled and such amount be transferred to the contributed surplus account of the Group; and the credit arising from the reduction of the nominal value of the shares of the Company from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 paid up on each share pursuant to special resolutions passed at a special general meeting of the Company on 17 March 2003. Details of which are set out in the circular of the Company dated 21 February 2003; and

(ii) as reduced by an amount of HK$460,000,000 transferred to the deficit account to eliminate the accumulated losses of the Company as at 20 March 2003 pursuant to a resolution passed at a meeting of the directors of the Company on 20 March 2003.

41. ACQUISITION OF A SUBSIDIARY

For the year ended 31 March 2004, the Group acquired 100% of the issued share capital of Zhuhai Hanny for a consideration of HK$150,000,000.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was HK$4,598,000.

	Year ended 31 March 2004	**Nine months ended 31 December 2005**
	HK$'000	*HK$'000*
NET ASSETS ACQUIRED		
Other asset	150,000	—
Other payables	(4,598)	(15)
Other receivables	—	3,301
Available-for-sale investments	—	1
Minority interests	—	(559)
	145,402	2,728
Goodwill	4,598	623
Total consideration	150,000	3,351
SATISFIED BY:		
Cash	130,508	3,351
Deferred consideration	19,492	—
	150,000	3,351

42. DISPOSAL OF SUBSIDIARIES

	Year ended 31 March			Nine months ended 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NET ASSETS DISPOSED OF				
Property, plant and equipment	—	—	1,483	64
Interest in an associate	—	—	5,244	—
Investment in securities	—	78,388	—	—
Trade and other receivables	—	—	53	1,279
Amounts due from group companies	15,000	157,353	26,758	334
Bank balances and cash	2	5	92	179
Trade and other payables	—	—	(1,832)	(3,671)
Amounts due to group companies	—	(8,853)	(27,187)	(14)
Amount due to an associate	—	(1,433)	(146)	—
Tax payable	(13,027)	(22,531)	—	(214)
Minority interests	—	—	—	280
Amount due to a minority shareholder	—	—	—	(2,514)
	1,975	202,929	4,465	(4,277)
Currency translation reserve realized	—	(216)	7,842	583
Other reserves realized	—	—	(7,810)	—
Attributable capital reserve	—	556	(556)	—
	1,975	203,269	3,941	(3,694)
Gain (loss) on disposal of subsidiaries	25	(1,282)	3,504	6,694
	2,000	201,987	7,445	3,000
SATISFIED BY:				
Cash	2,000	—	7,445	3,000
Other payables	—	201,987	—	—
	2,000	201,987	7,445	3,000
Net cash inflow (outflow) arising from disposal of subsidiaries:				
Cash consideration	2,000	—	7,445	3,000
Bank balances and cash disposed of	(2)	(5)	(92)	(179)
	1,998	(5)	7,353	2,821

The subsidiaries disposed of during the Relevant Periods did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the Relevant Periods was not significant.

43. MAJOR NON-CASH TRANSACTIONS

For the year ended 31 March 2003, the major non-cash transactions were as follows:

(a) The Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000.

(b) The Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignment of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at 31 March 2003.

For the year ended 31 March 2004, the major non-cash transactions were as follows:

(a) The Group acquired Zhuhai Hanny for a consideration of HK$150,000,000. The remaining consideration of HK$19,492,000 was unsettled as at 31 March 2004.

(b) The Group disposed of certain subsidiaries of HK$201,987,000 of which HK$124,387,000 was set off by other payables of the same amount under a deed of assignment entered into between the Group and a relevant party. The remaining amount of HK$77,600,000 was satisfied by another payable of the same amount.

(c) The Group acquired trademark licences for a consideration of HK$190,000,000 which was partly satisfied by short-term loans receivable and other receivables of HK$40,699,000 and HK$81,871,000, respectively under various deeds of novation and agreements entered into between the Group and relevant parties, and was partly satisfied by cash of HK$20,000,000. The remaining consideration of HK$47,430,000 was unsettled as at 31 March 2004.

(d) The Group restructured certain of its short-term loans receivable of HK$42,165,000 and other receivables of HK$19,360,000 satisfied by the amount of other loans of HK$43,275,000 and other payables of HK$18,250,000, respectively under various deeds of novation entered into between the Group and relevant parties.

(e) The repayment of other receivables of HK$38,710,000 was satisfied by the other loans of HK$23,543,000 and interest payables of HK$15,167,000 under an agreement between the Group and relevant parties.

(f) The repayment of a short-term loan receivable of HK$22,866,000, an interest receivable of HK$1,290,000 and settlement of a payable of HK$24,000 was satisfied by a consideration for an acquisition of an investment of HK$24,180,000.

(g) Increase in the loan from an associate of HK$19,024,000 as a result of the acquisition of an associate and was subsequently set off by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

(h) The Group disposed of certain amount of other asset for a consideration of HK$16,000,000 which was satisfied by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

43. MAJOR NON-CASH TRANSACTIONS *(Cont'd)*

For the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

For the nine months ended 31 December 2005, the major non-cash transactions were as follows:

(a) The repayments of a short-term loan receivable and an other receivable of HK$25,590,000 and HK$5,770,000, respectively, from a related company were satisfied by the same amount of an investment held for trading.

(b) The repayment of other receivables of HK$169,647,000 was satisfied by short-term loan receivables and a short-term loan receivable from a related company of HK$118,800,000 and HK$50,847,000, respectively.

(c) The repayment of a short-term loan receivable from a related company of HK$12,479,000 was satisfied by the same amount of a short-term loan receivable.

44. CONTINGENT LIABILITIES

		As at 31 March		As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to outsiders	11,674	—	—	—

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2004 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2004 and 2005 respectively to cover the possible damages as estimated by the Directors.

The Group has no contingent liabilities as at 31 December 2005.

44. CONTINGENT LIABILITIES *(Cont'd)*

The following contingent liabilities arise from interests in associates:

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Share of contingent liabilities of associates arising from guarantees given to banks in respect of bank facilities utilised by:				
— investees	—	9,758	4,551	2,349
— third parties	238,692	449	175	—
Other guarantees issued to				
— investees	—	236	9,037	—
— third parties	16,567	14,210	—	9,037
	255,259	24,653	13,763	11,386

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2002, 2003, 2004 and 2005.

45. OPERATING LEASE COMMITMENTS

The Group as lessee

		As at 31 March		As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Minimum lease payments paid under operating leases during the year:				
Land and buildings	24,209	27,134	30,585	19,797
Property, plant and equipment	2,959	8,615	23,267	17,232
	27,168	35,749	53,852	37,029

45. **OPERATING LEASE COMMITMENTS** *(Cont'd)*

At the respective balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31 March 2003		As at 31 March 2004		As at 31 March 2005		As at 31 December 2005	
	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Operating leases which expire:								
Within one year	19,403	2,594	25,096	22,678	23,008	23,121	15,532	22,314
In the second to fifth year inclusive	50,733	3,018	79,900	41,721	75,368	19,521	44,966	6,682
Over five years	34,437	—	53,162	705	46,519	—	73,147	—
	104,573	5,612	158,158	65,104	144,895	42,642	133,645	28,996

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

The Group as lessor

	As at 31 March			As at 31 December
	2003	**2004**	**2005**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Rental income earned under operating leases during the year:				
Land and buildings	4,754	6,568	7,426	4,916
Property, plant and equipment	—	5,000	20,246	15,183
	4,754	11,568	27,672	20,099

45. OPERATING LEASE COMMITMENTS *(Cont'd)*

At the respective balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	As at 31 March 2003		As at 31 March 2004		As at 31 March 2005		As at 31 December 2005	
	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Operating leases which expire:								
Within one year	2,662	—	4,747	20,000	6,738	20,000	2,244	20,000
In the second to fifth year inclusive	9,780	—	18,109	35,000	24,594	15,000	8,605	—
Over five years	12,057	—	13,914	—	14,426	—	30,814	—
	24,499	—	36,770	55,000	45,758	35,000	41,663	20,000

The Group has committed tenants with lease term for a range of one to ten years.

46. SHARE OPTION SCHEME

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

46. SHARE OPTION SCHEME *(Cont'd)*

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 16,000,000, 21,800,000, 21,800,000 and 19,000,000, representing 9.98%, 11.69%, 9.75% and 8.40% of the shares of the Company in issue at 31 March 2003, 2004, 2005 and at 31 December 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the Relevant Periods:

2003 Share Option Scheme

Date of grant	Exercisable period	Exercise price *HK$*	Number of share options outstanding at 1.4.2004, 31.3.2004 and 31.3.2005
Directors			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
Employees			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
			12,800,000

46. SHARE OPTION SCHEME *(Cont'd)*

			Number of share options			
Date of grant	Exercisable period	Exercise period *HK$*	Outstanding at 1.4.2005	Transfer during the period *(Note)*	Cancelled/ lapsed during the period	Outstanding at 31.12.2005
Directors						
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(1,600,000)	—	4,800,000
Employees						
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	1,600,000	(2,800,000)	5,200,000
			12,800,000	—	(2,800,000)	10,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

2001 Share Option Scheme

			Number of share options		
Date of grant	Exercisable period	Exercise price *HK$* *(note b)*	Outstanding at 1.4.2002	Adjustment due to consolidation of the Company's shares	Outstanding at 31.3.2003
Directors: *(note a)*					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	460,000,000	(448,500,000)	11,500,000
Employees:					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

Notes:

a. An employee who held 70,000,000 share options as at 1 April 2002 has been appointed as a director of the Company during the year ended 31 March 2003.

b. The exercise price of the share options was adjusted from HK$0.07472 to HK$2.9888 after the consolidation of the Company's shares during the year ended 31 March 2003 as set out in note 38.

46. SHARE OPTION SCHEME *(Cont'd)*

For the year ended 31 March 2004, total consideration received from the directors and employees for taking up the options granted was HK$13.

For the year ended 31 March 2005, no options were granted to or exercised by the directors or employees.

Date of grant	Exercisable period	Exercise price	Number of share options: Outstanding at 1.4.2003	Exercised during the year	Cancelled/ lapsed during the year	Outstanding at 31.3.2004 and 31.3.2005
		HK$				
Directors						
31.8.2001	31.8.2001 to 30.8.2006	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
Employees						
31.8.2001	31.8.2001 to 30.8.2006	2.9888	4,500,000	(3,000,000)	(1,500,000)	-
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

The share options were exercised on 15 January 2004. The closing price of the Company's share immediately before the date on which the share options were exercised was HK$2.80.

Date of grant	Exercisable period	Exercise price	Number of share options: Outstanding at 1.4.2005	Transfer	Outstanding at 31.12.2005
		HK$		*(Note)*	
Directors					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000	(1,750,000)	7,250,000
Employees					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	—	1,750,000	1,750,000
			9,000,000	—	9,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

47. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

48. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other receivables	174,431	217,420	105,494	286,173
Listed securities of associates	59,148	75,199	88,467	265,790
Inventories	39,162	93,180	—	153,253
Land and buildings	30,818	12,392	13,378	12,351
Investments in securities	944	813	12,816	—
Available-for-sale investments	—	—	—	521,808
Investments held for trading	—	—	—	129,241
Bank deposits	19,226	—	20,014	20,591
	323,729	399,004	240,169	1,389,207

49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the Relevant Periods and nine months ended 31 December 2004, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet dates, details of which are as follows:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Substantial shareholder and its associates:					
Loan receivables of the Group at end of the year/period *(note a)*	67,997	167,365	224,233	172,843	186,019
Amount due from the Group at the end of the year/period *(note a)*	3,796	—	—	—	—
Loan payables of the Group at end of the year/period *(note a)*	165,000	149,333	149,333	149,333	321,225
Loans advanced by (repaid to) the Group during the year/period *(note a)*	224,875	140,541	56,868	(5,479)	(38,213)
Amount due to the Group at the end of the year/period *(note a)*	3,339	—	—	—	—
Interest received and receivable by the Group *(note a)*	4,789	3,015	12,066	8,587	17,822
Interest paid and payable by the Group *(note a)*	9,857	12,263	10,490	7,901	19,871
Disposal of a subsidiary *(note c)*	—	—	238	—	—
Management fee income *(note c)*	5,256	1,182	—	—	—
Acquisition of property, plant and equipment *(note c)*	3,000	13	—	—	—
Loans advanced to (repaid by) the Group during the year/period *(note a)*	172,000	(15,667)	—	—	(88,108)
Parking fee income *(note b)*	—	101	68	—	—
Rent paid and payable by the Group *(note b)*	1,023	1,283	1,298	958	1,836
Associates:					
Rental paid and payable by the Group *(note b)*	2,524	1,347	1,353	1,016	653
Interest received and receivable by the Group *(note a)*	639	1,507	94	70	85
Management fee income *(note c)*	9,336	6,677	3,608	2,704	2,409
Loans advanced by (repaid to) the Group during the year/period (note a)	6,400	(41,173)	—	—	—
Purchase of finished goods *(note b)*	76,894	—	—	—	—
Sales of finished goods *(note b)*	3,566	—	—	—	142
Rent received and receivable by the Group *(note b)*	405	232	232	162	162

49. TRANSACTIONS AND BALANCES WITH RELATED PARTIES *(Cont'd)*

Details of balances with associates at the respective balance sheet date are set out in note 22.

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at terms by reference to market prices of similar transactions.

c. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,306,000, HK$6,441,000, HK$6,681,000 and HK$404,103,000 at 31 March 2003, 2004, 2005 and 31 December 2005 respectively.

Save as disclosed above, there were no other significant transactions with related parties during the Relevant Periods and the nine months ended 31 December 2004 or no significant balances with them at the respective balance sheet dates.

50. SUBSEQUENT EVENTS

(a) On 19 January 2006, the Vendor has entered into the Agreement with the Purchaser, to dispose of interest in certain subsidiaries and the trademark licenses for an aggregate consideration which comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount (as defined in the Circular) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the Completion Date Net Current Asset Amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the Earnout Amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Vendor and the Disposed Companies to be disposed of by the Vendor and calculated on an agreed basis set out in the Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The Earnout Amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that the Purchaser transfers control of the Business at any time prior to 1 April 2009, the Purchaser will pay the Vendor an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

(i) Included in the net book value of intangible assets of the Group are the "Memorex" trademark licences and other intangible assets relating to the Business amounting to HK$337,873,000, HK$244,352,000, HK$236,716,000 and HK$236,111,000 at 31 March 2003, 2004 and 2005 and 31 December 2005, respectively.

50. SUBSEQUENT EVENTS *(Cont'd)*

(ii) Included in the consolidated balance sheet of the Group are the assets and liabilities attributable to the Disposed Companies as at respective balance sheet dates which are presented on a combined basis after elimination of intra-entities balances:

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	23,938	25,661	25,926	31,258
Intangible assets	40,305	47,154	45,934	45,003
Deferred tax assets	13,298	34,281	18,026	45,440
	77,541	107,096	89,886	121,701
CURRENT ASSETS				
Inventories	484,710	844,329	568,876	868,868
Trade and other receivables	403,005	695,874	584,300	963,716
Tax recoverable	3,424	—	17,513	5,047
Bank balances and cash	62,367	17,841	159,165	17,468
Pledged bank deposit	19,226	—	—	—
	972,732	1,558,044	1,329,854	1,855,099
CURRENT LIABILITIES				
Trade and other payables	463,518	1,014,792	898,134	1,024,761
Tax payable	—	1,829	11,789	23,876
Borrowings – due within one year	89,505	151,418	—	292,902
Obligations under finance leases – due within one year	1,113	1,068	462	—
Bank overdrafts	—	—	28,362	—
	554,136	1,169,107	938,747	1,341,539
NET CURRENT ASSETS	418,596	388,937	391,107	513,560
TOTAL ASSETS LESS CURRENT LIABILITIES	496,137	496,033	480,993	635,261

50. **SUBSEQUENT EVENTS** *(Cont'd)*

	As at 31 March			As at 31 December
	2003	2004	2005	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT LIABILITIES				
Obligations under finance leases and hire purchase contracts – due after one year	1,557	462	—	—
Amounts due to fellow subsidiaries	188,114	7,147	185	140,731
Amounts due to related companies	1,182	581	32	—
	190,853	8,190	217	140,731
TOTAL ASSETS AND LIABILITIES	305,284	487,843	480,776	494,530

(iii) Included in the consolidated income statement of the Group are the results attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Revenue	2,883,912	3,617,542	3,851,959	2,856,940	3,172,533
Cost of sales	(1,977,695)	(2,614,755)	(2,690,494)	(2,022,707)	(2,252,703)
Gross profit	906,217	1,002,787	1,161,465	834,233	919,830
Other operating income	41,462	72,697	20,320	15,069	8,420
Distribution and selling expenses	(674,758)	(679,804)	(756,765)	(561,433)	(682,977)
Administrative expenses	(115,972)	(145,498)	(160,283)	(107,646)	(115,854)
Other operating expenses	(89,329)	(13,549)	(212,185)	(149,280)	(76,388)
Finance costs	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
Profit before income tax	63,804	231,371	49,509	27,987	44,339
Income tax expense	(6,264)	(27,388)	(50,583)	(45,132)	(35,811)
Profit (loss) for the year/period	57,540	203,983	(1,074)	(17,145)	8,528

50. SUBSEQUENT EVENTS *(Cont'd)*

(iv) Included in the consolidated cash flow statement of the Group are the cash flows attributable to the Disposed Companies during the Relevant Periods and for the nine months ended 31 December 2004 which are presented on a combined basis after elimination of intra-entities transactions:

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
OPERATING ACTIVITIES					
Profit before income tax	63,804	231,371	49,509	27,987	44,339
Adjustments for:					
Interest income	(9,348)	(12,023)	(9,683)	(7,221)	(2,601)
Interest expense and finance charges	3,816	5,262	3,043	2,956	8,692
Amortization of intangible assets	—	1,228	1,228	921	920
Allowance for slow moving and obsolete inventories	18,020	24,512	24,528	(2,857)	19,449
Depreciation and amortization of property, plant and equipment	12,465	13,252	11,623	8,942	7,437
Loss on disposal of property, plant and equipment	717	819	693	(30)	104
Operating cash flows before movements in working capital	89,474	264,421	80,941	30,698	78,340
(Increase) decrease in inventories	(62,617)	(358,732)	248,638	308,360	(320,473)
(Increase) decrease in trade and other receivables	(339)	(304,818)	97,521	(108,517)	(391,553)
(Increase) decrease in amounts due from fellow subsidiaries	(199,878)	(11,778)	20,730	(36,976)	66,205
(Decrease) increase in trade and other payables	(107,274)	507,811	(121,438)	(172,552)	128,066
Increase (decrease) in amounts due to fellow subsidiaries	257,579	(156,319)	(3,528)	150,221	91,183
Increase (decrease) in amounts due to related companies	1,182	(643)	(600)	—	(31)

50. SUBSEQUENT EVENTS *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
Cash generated (used in) from operations	(21,873)	(60,058)	322,264	171,234	(348,263)
Interest and finance charges paid	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
Interest received	501	809	412	227	875
Tax paid	(19,977)	(41,263)	(41,370)	(27,202)	(37,683)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(45,165)	(105,774)	278,263	141,303	(393,763)
INVESTING ACTIVITIES					
Proceeds from disposal of property, plant and equipment	175	543	285	462	117
Purchase of property, plant and equipment	(12,001)	(15,651)	(13,586)	(7,351)	(13,069)
Purchase of intangible assets	—	(8,065)	—	—	—
NET CASH USED IN INVESTING ACTIVITIES	(11,826)	(23,173)	(13,301)	(6,889)	(12,952)
FINANCING ACTIVITIES					
Bank loans raised	400,046	423,969	700,528	677,203	591,624
Repayments of bank loans	(318,325)	(361,849)	(852,140)	(789,940)	(298,722)
Repayments of obligations under finance leases	(437)	(1,137)	(1,069)	(796)	(462)
(Increase) decrease in pledged bank deposits	(19,226)	19,226	—	—	—

50. **SUBSEQUENT EVENTS** *(Cont'd)*

	Year ended 31 March			Nine months ended 31 December	
	2003	2004	2005	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (Unaudited)	*HK$'000*
NET CASH FROM (USED IN) FINANCING ACTIVITIES	62,058	80,209	(152,681)	(113,533)	292,440
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,067	(48,738)	112,281	20,881	(114,275)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	53,927	62,367	17,841	17,841	130,803
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	3,373	4,212	681	558	940
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD	62,367	17,841	130,803	39,280	17,468
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS					
Bank balances and cash	62,367	17,841	159,165	39,280	17,468
Bank overdrafts	—	—	(28,362)	—	—
	62,367	17,841	130,803	39,280	17,468

(v) According to the Agreement, the Vendor will cause each of the Disposed Companies to repay and discharge in full, if any and all intercompany balances and related company balances prior to the closing date as defined in the Circular.

(b) On March 9, 2006, the Group has entered into an agreement with Asset Manage Limited ("AML"), which is a wholly-owned subsidiary of Capital Strategic Investment Limited ("CSIL"), in which a substantial shareholder of the Company has 8.18% interest in CSIL, to purchase the entire issued share capital of Rapid Growth Profits Limited ("Rapid Growth") and all amounts due from Island Town Limited to AML at consideration of approximately HK$39 million. Rapid Growth is a company incorporated in the BVI and holds investment properties in Hong Kong.

II. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Group or any of its subsidiaries have been prepared in respect of any period subsequent to 31 December 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong"

FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the GDI Group extracted from the accountants' report thereon contained in this appendix is set out below:

Results

	Year ended 31st December,		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
	(audited)	*(audited)*	*(audited)*
Turnover			
— Continued operation	5,298	—	—
— Discontinued operation	—	96,262	2,884,493
	5,298	96,262	2,884,493
(Loss) profit before income tax	(54,304)	96,858	(310,310)
Income tax	(4,247)	(5,257)	(567)
(Loss) profit for the year from continued operations	(58,551)	91,601	(310,877)
Profit for the year from discontinued operations	—	1,511	104,075
Dividends	—	—	—
Earnings (loss) per GDI Share	Not applicable	Not applicable	Not applicable
Dividend per GDI Share	—	—	—

Assets and liabilities

	As at 31st December,		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
	(audited)	*(audited)*	*(audited)*
Non-current assets	804,735	684,590	900,347
Current assets	1,694,814	1,852,780	1,663,751
	2,499,549	2,537,370	2,564,098
Non-current liabilities	21,175	—	1,322
Current liabilities	3,053,617	3,099,738	3,177,564
	3,074,792	3,099,738	3,178,886

No extraordinary or exceptional items were recorded in each of the three financial years ended 31st December, 2003, 2004 and 2005. No qualification was contained in the accountants' report in respect of each of the three financial years ended 31st December, 2003, 2004 and 2005.

Set out below is the text of a report, prepared for the purpose of incorporation in this document, received from Deloitte Touche Tohmatsu in connection with the GDI Group:

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

26th May, 2006

The Directors
Hanny Holdings Limited
Group Dragon Investments Limited

Dear Sirs,

We set out below our report on the financial information, which is presented on the basis as set out in note 1 to the financial information, regarding Group Dragon Investments Limited ("GDI") and the companies which have become subsidiaries of GDI pursuant to the group reorganisation which became effective on 19th May, 2006 referred to below (hereinafter collectively referred to as the "GDI Group") for the three years ended 31st December, 2005 (the "Relevant Periods") for inclusion in the composite document dated 26th May, 2006 issued by Well Orient Limited ("Well Orient", a wholly owned subsidiary of Hanny Holdings Limited ("Hanny") and a shareholder of China Strategic Holdings Limited ("CSH")) and GDI, in connection with the voluntary unconditional offer made by Somerley Limited (a financial advisor to Hanny and Well Orient) on behalf of Well Orient to acquire all the GDI shares not already held by Well Orient and parties acting in concert with it (other than PYI Corporation Limited) (the "Document").

Following the completion of group reorganisation, all subsidiaries of CSH carrying on property development, sand mining and investment holding business and all associates of CSH carrying on manufacturing and marketing of tires product, business of providing package tour, travel and other related services ("Distributing Business") have been acquired by GDI and continues to be operated by the existing management of CSH. CSH continues to be a public listed company with its subsidiaries concentrating on the business of manufacturing and trading of batteries products and investment in securities. GDI becomes the holding company of the GDI Group which comprise companies carrying on Distributing Business, and the issued shares of GDI have been distributed as dividend in specie to the shareholders of CSH (the "Group Reorganisation"). Details of the Group Reorganisation are set out under the section "Letter from the GDI Board" contained in the Document. The Group Reorganisation was approved by the shareholders of CSH in an extraordinary general meeting on 6th October, 2005 and effective on 19th May, 2006.

GDI was incorporated on 1st March, 2005 in the British Virgin Islands ("BVI") under the International Business Companies Act. GDI is an investment holding company and was a wholly owned subsidiary of CSH prior to completion of the Group Reorganisation. GDI has not carried on any business since its incorporation, except that it is undergoing the Group Reorganisation which become effective on 19th May, 2006.

Particulars of the subsidiaries acquired by GDI pursuant to the Group Reorganisation are as follows:

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI Directly %	Indirectly %	Principal activities
Acrow Limited *(note 1)*	8th August, 1996 BVI	US$1	—	100	Inactive
APEC.com Limited *(note 2)*	15th October, 1992 Hong Kong	HK$2	—	100	Inactive
B2B Limited *(note 2)*	18th August, 1992 Hong Kong	HK$2	—	100	Holding license
Capital Canton Limited *(note 1)*	2nd May, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
Capital Passion Limited *(note 1)*	15th December, 2000 BVI	US$1	—	100	Inactive
Carling International Limited *(note 1)*	24th September, 1991 BVI	US$1	—	100	Investment holding
Century Lead Limited *(note 1)*	2nd May, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
China Advertising Holdings Limited *(note 2)*	5th December, 1991 Hong Kong	HK$2	—	100	Inactive
China Audio & Communications Limited *(note 2)*	15th January, 1997 Hong Kong	HK$2	—	100	Inactive
China Automobile (Holdings) Limited *(note 2)*	16th January, 1992 Hong Kong	HK$2	—	100	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
China B2B Net.com Limited *(note 2)*	5th February, 1991 Hong Kong	HK$2	—	100	Inactive
China Barter Trade.com Limited *(note 2)*	10th January, 1997 Hong Kong	HK$2	—	100	Inactive
China Broadcasts (Holdings) Limited *(note 2)*	16th January, 1992 Hong Kong	HK$2	—	100	Inactive
China Cable (BVI) Limited *(note 1)*	18th July, 1995 BVI	US$3	—	100	Inactive
China Cement Holdings Limited *(note 2)*	9th February, 1988 Hong Kong	HK$20	—	100	Inactive
China Computer Limited *(note 2)*	21st August, 1987 Hong Kong	HK$20	—	100	Inactive
China Data Center Limited *(note 2)*	4th June, 1991 Hong Kong	HK$2	—	100	Inactive
China Digital Corporation Limited *(note 2)*	15th January, 1997 Hong Kong	HK$2	—	100	Inactive
China e-Barter.com Limited *(note 2)*	15th October, 1991 Hong Kong	HK$2	—	100	Inactive
China eBay.com Limited *(note 2)*	19th December, 1991 Hong Kong	HK$2	—	100	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
China e-commerce.com Limited *(note 2)*	5th December, 1991 Hong Kong	HK$2	—	100	Inactive
China e-Link.com Limited *(note 2)*	11th October, 1989 Hong Kong	HK$2	—	100	Inactive
China e-printing.com Limited *(note 2)*	23rd December, 1992 Hong Kong	HK$2	—	100	Inactive
China Electric Corporation Limited *(note 2)*	10th January, 1997 Hong Kong	HK$2	—	100	Inactive
China Electronics Industries Limited *(note 2)*	3rd December, 1991 Hong Kong	HK$2	—	100	Inactive
China Enterprises Limited ("CEL") *(note 5(a))*	28th January, 1993 Bermuda	Super voting common stock US$30,000 Common stock US$60,173	—	55.22 *(note 5(a))*	Investment holding
China Grains.com Limited *(note 2)*	3rd December, 1991 Hong Kong	HK$2	—	100	Inactive
China I.T. Net.com Limited *(note 2)*	8th February, 1994 Hong Kong	HK$2	—	100	Inactive
China Internet Capital Group Limited *(note 2)*	3rd December, 1991 Hong Kong	HK$2	—	100	Inactive
China Internet Global Alliance Limited *(note 2)*	12th November, 1991 Hong Kong	HK$10,000	—	100	Investment holding

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
China Logistic.com Limited *(note 2)*	16th January, 1992 Hong Kong	HK$2	—	100	Inactive
China Micro Systems Limited *(note 2)*	3rd January, 1997 Hong Kong	HK$2	—	100	Inactive
China Pharmaceutical Industrial Limited *(note 2)*	24th March, 1992 Hong Kong	HK$2	—	57.26 (note 4(b))	Investment holding
China Pharmaceutical Pty Limited *(note 6)*	17th December, 1993 Australia	A$1	—	57.26 (note 4(b))	Inactive
China Resources Holdings Limited *(note 1)*	15th June, 1994 BVI	US$1	—	57.26 *(note 4(b))*	Inactive
China Strategic (B.V.I.) Limited *(note 1)*	5th July, 2001 BVI	US$1	100	—	Investment holding
China Strategic Investments Pty Ltd *(note 6)*	17th December, 1993 Australia	A$2	—	57.26 *(note 4(b))*	Inactive
China Technologies Limited *(note 2)*	10th January, 1997 Hong Kong	HK$2	—	100	Inactive
China Telecom International Limited *(note 2)*	12th January, 1993 Hong Kong	HK$2	—	51	Inactive
China Television (Holdings) Limited *(note 2)*	5th February, 1991 Hong Kong	HK$2	—	100	Inactive
China University Online Limited *(note 2)*	12th November, 1991 Hong Kong	HK$2	—	100	Investment holding

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly	Indirectly	
			%	%	
China VU.com Limited *(note 2)*	5th February, 1991 Hong Kong	HK$2	—	100	Inactive
China Wireless Limited *(note 2)*	10th January, 1997 Hong Kong	HK$2	—	100	Inactive
China WTO.com Limited *(note 2)*	18th August, 1992 Hong Kong	HK$2	—	100	Investment holding
China Youth Net.com Limited *(note 1)*	23rd December, 1993 Cayman Islands	US$1,000	—	100	Inactive
Citybest Limited *(note 1)*	3rd January, 1997 BVI	US$1	—	100	Inactive
Com.com Limited *(note 2)*	10th January, 1997 Hong Kong	HK$2	—	100	Inactive
Container Limited *(note 1)*	22nd January, 1998 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Crown Dragon Limited *(note 1)*	2nd November, 2000 BVI	US$1	—	100	Inactive
CSI Land Group Limited *(note 2)*	19th December, 1991 Hong Kong	HK$2	—	100	Inactive
Dom.com Limited *(note 2)*	3rd November, 1966 Hong Kong	HK$737,680	—	100	Inactive
Earnfull Industrial Limited *(note 2)*	23rd January, 1987 Hong Kong	HK$10,000,000	—	90	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
eAsia Limited *(note 2)*	18th August, 1992 Hong Kong	HK$2	—	100	Inactive
Ease Wealth Limited *(note 1)*	12th December, 2001 BVI	US$1	—	100	Investment holding
Easy Legend Limited *(note 1)*	5th July, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Ever Excellent Limited *(note 1)*	15th December, 2000 BVI	US$1	—	100	Investment holding
Evergrowth Properties Limited *(note 1)*	1st December, 2000 BVI	US$1	—	100	Investment holding
Expert Commerce Limited *(note 1)*	8th March, 2000 BVI	US$1	—	100	Investment holding
Expert Solution Limited *(note 1)*	26th April, 2001 BVI	US$1	—	100	Inactive
Fast Settle Development Company Limited *(note 2)*	2nd March, 1993 Hong Kong	HK$2	—	100	Inactive
Favour Leader Limited *(note 1)*	8th March, 1994 BVI	US$1	—	100	Investment holding
Future Returns Limited *(note 1)*	28th February, 2001 BVI	US$1	—	100	Investment holding
Glory Eagle Limited *(note 1)*	18th September, 1996 BVI	US$1	—	100	Investment holding

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
Gold Label Investments Limited *(note 1)*	1st April, 1992 BVI	US$1	—	100	Inactive
Golden Flower Limited *(note 1)*	3rd January, 1997 BVI	US$1	—	100	Investment holding
Good Trend Enterprises Limited *(note 1)*	18th October, 2000 BVI	US$1	—	100	Investment holding
Great Joint Profits Limited *(note 1)*	29th January, 2002 BVI	US$1	—	100	Investment holding
Group Dragon Limited *(note 1)*	12th December, 2003 BVI	US$1	—	100	Investment holding
Great Windfall Agents Limited *(note 1)*	28th November, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
Grotto Profits Limited *(note 1)*	6th January, 2000 BVI	US$1	—	100	Inactive
Happy Access Limited *(note 1)*	15th December, 2000 BVI	US$1	—	100	Inactive
Hollywood & Co., Limited *(note 2)*	5th December, 1991 Hong Kong	HK$2	—	100	Investment holding
Honest Map Limited *(note 1)*	15th November, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Honest Sincere Limited *(note 1)*	28th February, 2001 BVI	US$1	—	100	Investment holding

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly %	Indirectly %	
Hongkong Macau Telecom Holdings Limited *(note 2)*	3rd December, 1991 Hong Kong	HK$2	—	100	Inactive
Hong Kong Pharmaceutical Industries Corporation Limited *(note 2)*	5th December, 1991 Hong Kong	HK$2	—	100	Inactive
Kamthorn Limited *(note 1)*	23rd July, 1996 BVI	US$1	—	100	Investment holding
Katmon Limited *(note 1)*	10th November, 1992 BVI	US$1	—	100	Investment holding
Keen Strategic Limited *(note 1)*	26th November, 2003 BVI	US$1	—	100	Investment holding
Leading Returns Limited *(note 1)*	12th June, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Longnew Ltd. *(note 1)*	19th September, 1997 BVI	US$1	—	100	Investment holding
Manwide Holdings Limited *(note 1)*	3rd March, 2004 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
Million Good Limited *(note 1)*	28th November, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
MRI Holdings Limited ("MRI") *(note 4(a))*	7th August, 1925 Australia	A$31,184,116	—	57.26 *(note 4(b))*	Investment holding
MRI Infrastructure Holdings Limited *(note 1)*	3rd January, 1995 Bermuda	US$12,000	—	57.26 *(note 4(b))*	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI Directly %	Indirectly %	Principal activities
MRI Services (Overseas) Limited *(note 1)*	8th January, 1999 BVI	US$1	—	57.26 *(note 4(b))*	Inactive
Orion (B.V.I.) Tire Corporation *(note 1)*	14th February, 1994 BVI	US$100	—	60 *(note 5(c))*	Inactive
Orion Tire Corporation *(note 1)*	7th March, 1994 USA	N/A	—	60 *(note 5(c))*	Inactive
Perfect City Limited *(note 1)*	28th November, 2001 BVI	US$1	—	100	Inactive
Pioneer Honour Limited *(note 1)*	11th August, 2001 BVI	US$1	—	100	Investment holding
Premier Zhou En Lai Foundation Limited *(note 2)*	28th February, 1991 Hong Kong	HK$2	—	100	Inactive
Quality Best Limited *(note 1)*	28th February, 2001 BVI	US$1	—	100	Investment holding
Regal Tender Limited *(note 1)*	5th July, 2001 BVI	US$1	—	100	Investment holding
Rosedale Luxury Hotel & Suites Ltd. *(note 5(d))*	28th August, 2004 PRC	US$20,000,000	—	55.22 *(note 5(d))*	Property holding
Ruby Services Limited *(note 1)*	21st February, 1995 BVI	US$1	—	100	Inactive
Ruby Uniforms Limited *(note 2)*	8th April, 1988 Hong Kong	HK$10,000	—	90	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly	Indirectly	
			%	%	
See Ying Limited *(note 1)*	1st September, 1997 BVI	US$1	—	100	Investment holding
Sheen Trade Limited *(note 1)*	3rd December, 2004 BVI	US$1	—	100	Investment holding
Shine Brilliant Limited *(note 1)*	2nd June, 2005 BVI	US$1	—	100	Investment holding
Sifford Limited *(note 1)*	24th September, 1991 BVI	US$1	—	100	Investment holding
Sincere Ocean Limited *(note 1)*	12th June, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
Strawberg Limited *(note 1)*	8th August, 1996 BVI	US$1	—	100	Inactive
Super Plus Limited *(note 1)*	8th November, 2001 BVI	US$1	—	100	Inactive
Supreme Solutions Limited *(note 1)*	16th May, 2002 BVI	US$1	—	55.22 *(note 5(b))*	Investment holding
Treasure Way Services Limited *(note 2)*	6th August, 1991 Hong Kong	HK$10,000	100	—	Secretarial services
United China Internet Capital Limited *(note 2)*	25th July, 1991 Hong Kong	HK$10,000,000	—	100	Inactive

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI		Principal activities
			Directly	Indirectly	
			%	%	
Union Money International Limited *(note 2)*	14th August, 2002 Hong Kong	HK$2	—	100	Inactive
Ventures Kingdom Limited *(note 1)*	12th June, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Venture Leader Limited *(note 1)*	28th March, 2001 BVI	US$1	—	100	Investment holding
Vision Leader Limited *(note 1)*	26th June, 2002 BVI	US$1	—	100	Investment holding
Wai Cheong Limited *(note 1)*	1st December, 2000 BVI	US$1	—	100	Investment holding
Wealth Faith Limited *(note 1)*	18th October, 2001 BVI	US$1	—	55.22 *(note 5(b))*	Inactive
Wealthy Mark Limited *(note 1)*	5th July, 2001 BVI	US$1	—	100	Investment holding
Widecheer Limited *(note 1)*	2nd June, 2005 BVI	US$1	—	100	Investment holding
Winning Effort Limited *(note 1)*	28th March, 2001 BVI	US$1	—	100	Inactive
Zhuhai Zhongce Property Investment Limited *(note 1)*	16th December, 2002 BVI	US$1	—	100	Property development

Name of subsidiary	Date and place of incorporation/ registration	Issued and fully paid up share capital/ registered capital	Proportion of share capital/ registered capital held by GDI Directly %	Proportion of share capital/ registered capital held by GDI Indirectly %	Principal activities
東莞市江海貿易有限公司 ("東莞市江海") *(note 3)*	14th July, 1997 The People's Republic of China (the "PRC")	RMB500,000	—	88	Vessel for sand mining
廣州耀陽實業有限公司 ("廣州耀陽") *(note 3)*	9th December, 2004 PRC	RMB1,000,000	—	100	Vessel for sand mining

Note 1: No audited financial statements have been issued for these companies, which are incorporated in a country where there are no statutory audit requirements. For the purpose of this report, we have carried out independent audit procedures in accordance with the Hong Kong Standards on Auditing ("HKSA") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") on the management accounts of these companies for each of the Relevant Periods, or since their respective dates of incorporation or acquisition, where this is a shorter period, which were prepared in accordance with HKFRS.

Note 2: We have acted as auditors of these companies for each of the Relevant Periods or since their respective dates of incorporation or acquisition, where this is a shorter period. Audited financial statements have been prepared in accordance with HKFRS for these companies for each of the three years ended 31st December, 2005, or from their respective date of incorporation, where this is a shorter period.

Note 3: No statutory financial statements for the year ended 31st December, 2005 of 東莞市江海 and廣州耀陽 since there are no statutory audit requirements. We have undertaken an independent audit in accordance with the HKSA issued by the HKICPA on the financial statements of東莞市江海 and廣州耀陽for the period from its acquisition to 31st December, 2005 which were prepared in accordance with HKFRS.

Note 4 (a): MRI is a company listed on The Australian Stock Exchange and operates in both Hong Kong and Australia. The statutory financial statements of MRI were audited by Deloitte Touche Tohmatsu Australia, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of MRI were prepared in accordance with the relevant accounting principles and financial regulations applicable in Australia. For the purpose of this report, we have undertaken an independent audit in accordance with the HKSA issued by the HKICPA on the financial statements of MRI for each of the three years ended 31st December, 2005 which were prepared in accordance with HKFRS.

(b): These companies are wholly owned subsidiaries of MRI and the GDI Group holds a 57.26% effective equity interest in MRI.

Note 5 *(a):* CEL is a company with its shares trading on the Over the Counter Bulletin Board of the United States of America and operates in both Hong Kong and PRC. The GDI Group will hold 55.22% effective equity interest and 88.8% effective voting interest in CEL. We have audited the financial statements of CEL for each of the three years ended 31st December, 2005. The statutory financial statements of CEL were prepared in accordance with the relevant accounting principles and financial regulation applicable in the United States of America. For the purpose of this report, we have undertaken an independent audit in accordance with HKSA issued by the HKICPA on the financial statements of CEL for each of the three years ended 31st December, 2005, which were prepared in accordance with HKFRS.

(b): These companies are wholly-owned subsidiaries of CEL and the GDI Group holds 55.22% effective equity interest in CEL.

(c): Orion (B.V.I.) Tire Corporation and Orion Tire Corporation are 60% subsidiaries of CEL and the GDI Group holds 55.22% effective equity interest in CEL.

(d): The statutory financial statements of Rosedale Luxury Hotel & Suites Ltd was audited by Shanghai Justiword Associated Certified Public Accountants. For the purpose of this report, we have undertaken an independent audit in accordance with the HKSA issued by the HKICPA for each of the three years ended 31st December, 2005 which were prepared in accordance with HKFRS.

Note 6: China Pharmaceutical Pty Limited and China Strategic Investments Pty Ltd. are subsidiaries of MRI. MRI is a 57.26% owned subsidiary of the GDI Group. The statutory financial statements of China Pharmaceutical Pty Limited and China Strategic Investments Pty Ltd. were audited by Deloitte Touche Tohmatsu Australia, which is a member firm of Deloitte Touche Tohmatsu. The statutory financial statements of China Pharmaceutical Pty Limited and China Strategic Investments Pty Ltd. were prepared in accordance with the relevant accounting principles and financial regulations applicable in Australia. For the purpose of this report, we have undertaken an independent audit in accordance with the HKSA issued by the HKICPA on the financial statements of China Pharmaceutical Pty Limited and China Strategic Investments Pty Ltd. for each of the three years ended 31st December, 2005 which were prepared in accordance with HKFRS.

No audited financial statements have been prepared for GDI since the date of incorporation as it is newly incorporated in a country where there is no statutory requirement and has not carried on any business. We have, however, reviewed all relevant transactions of GDI since incorporation.

We have examined the audited financial statements or, where appropriate, management accounts (the "Underlying Financial Statements") of the companies comprising the GDI Group for the Relevant Periods or since their respective dates of incorporation or acquisition to 31st December, 2005. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The combined income statements and combined cash flow statements of the GDI Group for the Relevant Periods and the combined balance sheets of the GDI Group as at 31st December, 2003, 2004 and 2005 as set out in this report have been prepared from the Underlying Financial Statements of the companies comprising the GDI Group on the basis set out in note 1 to the financial information, after making such adjustments as we consider appropriate for the purpose of preparing our report for inclusion in the Document.

The Underlying Financial Statements are the responsibility of the directors of those companies who approved their issue. The directors of CSH are responsible for the contents of the Document in which this report is included. It is our responsibility to compile the financial information set out in this report from the Underlying Financial Statements, to form an independent opinion on the financial information and to report our opinion to you.

In our opinion, on the basis of presentation set out in note 1 below, the financial information together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the GDI Group as at 31st December, 2003, 2004 and 2005 and of the combined results and combined cash flows of the GDI Group for each of the three years ended 31st December, 2005.

I. FINANCIAL INFORMATION

The following are the financial information of the GDI Group and GDI as at 31st December, 2003, 2004 and 2005 and of the GDI Group for the Relevant Periods prepared on the basis set out in note 1 to the financial information.

COMBINED INCOME STATEMENTS

	Notes	Year ended 31st December, 2003 HK$'000	2004 HK$'000	2005 HK$'000
Turnover	6	—	—	5,298
Cost of sales		—	—	(4,457)
Gross profit		—	—	841
Other income	8	55,879	52,660	33,622
Distribution costs		—	—	(1,365)
Administrative expenses		(35,639)	(9,852)	(33,802)
Other expenses	9	(40,782)	(9,020)	(23,030)
Allowances for loans and interest receivable	10	(50,645)	(32,419)	(31,116)
Change in fair value of conversion option of unlisted convertible note	21(iii)	—	76,959	(39,743)
Finance costs	13	(55)	(1,491)	—
Gain (loss) on disposal of interests in associates		—	57,542	(2,814)
Loss on deemed disposal of associate		(36,480)	—	—
Share of results of associates		(189,887)	(37,521)	43,103
Allowance on receivables advanced to an associate		(12,712)	—	—
Gain on disposal of interests in subsidiaries		11	—	—
(Loss) profit before taxation	11	(310,310)	96,858	(54,304)
Taxation	14	(567)	(5,257)	(4,247)
(Loss) profit for the year from continuing operations		(310,877)	91,601	(58,551)
Profit for the year from discontinued operations	15	104,075	1,511	—
(Loss) profit for the year		(206,802)	93,112	(58,551)
(Loss) profit attributable to:				
Equity holders of the parent		(216,323)	21,619	(54,259)
Minority interests		9,521	71,493	(4,292)
(Loss) profit for the year		(206,802)	93,112	(58,551)

COMBINED BALANCE SHEETS

	Notes	GDI Group As at 31st December, 2003	2004	2005	GDI As at 31st December, 2005
		HK$'000	HK$'000	HK$'000	HK$'000
NON-CURRENT ASSETS					
Property, plant and equipment	17	36,074	220	109,811	—
Deposit paid for acquisition of interest in properties	18	—	47,012	55,716	—
Deposit for acquisition of subsidiaries	19	—	40,000	—	—
Goodwill	20	9,325	—	9,123	—
Interests in associates	21	508,110	309,149	558,738	—
Unlisted convertible notes and loans receivable due from an associate	21(ii) & 21(iv)	320,674	187,967	—	—
Loans and interest receivables — due after one year	22	—	28,283	—	—
Investment in securities	24	26,164	71,959	—	—
Investment in securities at fair value through profit or loss	24	—	—	71,347	—
		900,347	684,590	804,735	—
CURRENT ASSETS					
Other asset	28	226,718	227,167	229,288	—
Inventories	29	66,976	—	102	—
Trade receivables	30	13,718	—	—	—
Amounts due from associates	21	129	54,373	151,206	—
Loans and interest receivables — due within one year	22	251,691	540,931	448,961	—
Other receivables, deposits and prepayments	23	35,861	79,800	40,672	4
Other investments	24	1,142	—	—	—
Amounts due from former fellow subsidiaries	26	756,570	878,028	721,091	—
Bank balances and cash	27	310,946	72,481	103,494	—
		1,663,751	1,852,780	1,694,814	4
CURRENT LIABILITIES					
Trade payables, other payables and accrued charges	31	78,834	25,497	17,475	—
Payables — due within one year	32	29,180	444	583	—
Amounts due to associates	21	—	673	286	—
Income and other tax payable		3,150	8,144	12,257	—
Amounts due to former fellow subsidiaries	26	3,040,386	3,064,980	3,023,016	14
Bank loans and other borrowings — due within one year	33	26,014	—	—	—
		3,177,564	3,099,738	3,053,617	14
NET CURRENT LIABILITIES		(1,513,813)	(1,246,958)	(1,358,803)	(10)
		(613,466)	(562,368)	(554,068)	(10)
CAPITAL AND RESERVES					
Share capital	34	10,777	10,777	10,777	—
Reserves		(874,892)	(893,489)	(902,023)	(10)
Equity attributable to equity holders of the parent		(864,115)	(882,712)	(891,246)	(10)
Minority interests		249,327	320,344	316,003	—
		(614,788)	(562,368)	(575,243)	(10)
NON-CURRENT LIABILITIES					
Bank loans and other borrowings — due after one year	33	129	—	—	—
Payables — due after one year	32	1,193	—	—	—
Deferred tax liabilities	25	—	—	21,175	—
		1,322	—	21,175	—
		(613,466)	(562,368)	(554,068)	(10)

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Share capital HK$'000	Contributions from shareholders HK$'000 (Note a)	Goodwill on consolidation HK$'000	Exchange reserve HK$'000	Other non-distributable reserve HK$'000 (Note b)	Accumulated losses HK$'000	Sub-total HK$'000	Minority interests HK$'000	Total HK$'000
GDI GROUP									
At 1st January, 2003	10,777	191,479	121,049	(5,160)	39,942	(990,403)	(632,316)	722,277	89,961
Exchange adjustment	–	–	–	301	–	–	301	553	854
Share of reserves movement of associates	–	–	–	2,090	(172)	–	1,918	–	1,918
Net income (expense) recognised directly in equity	–	–	–	2,391	(172)	–	2,219	553	2,772
Loss for the year	–	–	–	–	–	(216,323)	(216,323)	9,521	(206,802)
Realised on disposal of interests in associates	–	–	(20,333)	(128)	(238)	–	(20,699)	–	(20,699)
Realised on disposal of interests in subsidiaries	–	–	6,852	(3,848)	(17,863)	17,863	3,004	(481,183)	(478,179)
Total recognised income and expense for the year	–	–	(13,481)	(1,585)	(18,273)	(198,460)	(231,799)	(471,109)	(702,908)
Acquisition from minority interests	–	–	–	–	–	–	–	(410)	(410)
Dividend paid to minority interests	–	–	–	–	–	–	–	(1,431)	(1,431)
Appropriation	–	–	–	–	1,339	(1,339)	–	–	–
At 31st December, 2003	10,777	191,479	107,568	(6,745)	23,008	(1,190,202)	(864,115)	249,327	(614,788)
Exchange adjustment	–	–	–	(611)	–	–	(611)	(476)	(1,087)
Share of reserves movement of associates	–	–	–	(99)	9,531	–	9,432	–	9,432
Net income (expense) recognised directly in equity	–	–	–	(710)	9,531	–	8,821	(476)	8,345
Profit for the year	–	–	–	–	–	21,619	21,619	71,493	93,112
Realised on disposal of interests in associates	–	–	(48,225)	(825)	–	–	(49,050)	–	(49,050)
Realised on disposal of interests in subsidiaries	–	–	–	13	–	–	13	–	13
Total recognised income and expense for the year	–	–	(48,225)	(1,522)	9,531	21,619	(18,597)	71,017	52,420
At 31st December, 2004	10,777	191,479	59,343	(8,267)	32,539	(1,168,583)	(882,712)	320,344	(562,368)
Effect of changes in accounting policies *(Note 2(b))*	–	–	(59,343)	–	–	106,401	47,058	–	47,058
At 1st January, 2005 — as restated	10,777	191,479	–	(8,267)	32,539	(1,062,182)	(835,654)	320,344	(515,310)
Exchange adjustment	–	–	–	(1,333)	–	–	(1,333)	(2,623)	(3,956)
Net expense recognised directly in equity	–	–	–	(1,333)	–	–	(1,333)	(2,623)	(3,956)
Loss for the year	–	–	–	–	–	(54,259)	(54,259)	(4,292)	(58,551)
Total recognised income and expense for the year	–	–	–	(1,333)	–	(54,259)	(55,592)	(6,915)	(62,507)
Arising on acquisition of subsidiaries	–	–	–	–	–	–	–	2,574	2,574
At 31st December, 2005	10,777	191,479	–	(9,600)	32,539	(1,116,441)	(891,246)	316,003	(575,243)

Note:

(a) The amount represents the investments in subsidiaries contributed to the GDI Group by GDI pursuant to the Group Reorganisation on the basis that the Group Reorganisation had been effected on 1st January, 2003 and it represents the investments directly made by GDI in companies to be acquired by GDI in previous years.

(b) The other non-distributable reserves of the GDI Group include statutory reserves required to be appropriated from the profit after taxation of the GDI's subsidiaries and associates of the PRC under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

COMBINED CASH FLOW STATEMENTS

	Year ended 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
OPERATING ACTIVITIES			
(Loss) profit before taxation	(310,310)	96,858	(54,304)
Adjustments for:			
Dividend income	(60)	—	—
Interest income	(33,202)	(46,148)	(29,762)
Interest expenses	34,096	1,491	—
Depreciation of property, plant and equipment	57,576	2,031	5,865
Amortisation of goodwill	1,628	155	—
Changes in fair value on investments in securities at fair value through profit or loss	8,121	(70)	(1,208)
(Gain) loss on disposal of interests in associates	—	(57,542)	2,814
(Gain) loss on disposal of interests in subsidiaries	(12,309)	5,266	—
Loss (gain) on disposal of investments in securities through profit or loss	1,774	(2,959)	716
Loss on deemed disposal of associate	36,480	—	—
Allowances for bad and doubtful debts	6,919	1,724	18,575
Allowances for amounts due from associates	2,458	4,099	—
Allowance on receivables advanced to an associate	12,712	—	—
Impairment loss of goodwill on acquisition of subsidiaries	20,387	—	—
Write-down for inventories	4	—	—
Allowances for loans and interest receivable	50,645	32,419	31,116
Change in fair value of conversion option of unlisted convertible note	—	(76,959)	39,743
Gain on disposal of property, plant and equipment	(15,995)	—	—
Share of results of associates	175,697	37,521	(43,103)
Profit from discontinued operations	114,442	1,511	—
Operating cash flows before movements in working capital	151,063	(603)	(29,548)
Decrease (increase) in inventories	22,997	17,657	(96)
Increase in trade receivables	(10,287)	(118)	—
(Increase) decrease in other receivables, deposits and prepayments	(214)	(41,655)	19,272
Increase (decrease) in trade payables, other payables and accrued charges	43,903	(10,021)	(8,127)
Increase in amounts due from associates	(29,065)	(4,097)	(15,164)
Increase (decrease) in amounts due to associates	—	673	(387)
Increase in other asset	(226,718)	(449)	(2,121)
Decrease in income and other tax payable	(19,493)	—	—
Net cash outflow from operations	(67,814)	(38,613)	(36,171)
Tax (paid) refunded in other jurisdictions	(7,420)	(233)	245
NET CASH USED IN OPERATING ACTIVITIES	(75,234)	(38,846)	(35,926)

	Notes	Year ended 31st December, 2003	2004	2005
		HK$'000	HK$'000	HK$'000
INVESTING ACTIVITIES				
Repayment from loans and interest receivables		697,425	160,903	345,672
Repayment from associates		92,267	143,214	—
Proceeds from disposal of investments in securities		16,711	152,642	77,547
Proceeds from disposal of property, plant and equipment		25,994	771	125
Increase in pledged bank deposits		(45,259)	—	—
Interest received		4,506	7,200	8,488
Proceeds from disposal of interests in associates		23,887	110,341	—
Proceeds from disposal of interest in subsidiaries (net of cash and cash equivalents disposed of)	35	(58,564)	13,324	—
Dividend received from investments in securities		60	—	—
Dividend income received from associates		—	—	2,427
Investment in associates		—	—	(63,152)
Amount advanced to loans and interest receivables		(553,342)	(501,146)	(285,122)
Amount advanced to associates		(260,373)	(163,828)	—
Purchase of investments in securities		(23,278)	(26,250)	(78,259)
Purchase of property, plant and equipment		(268,682)	(1,864)	(331)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	36	(785)	—	(9,651)
Payment for acquisition of interests in property		—	(326)	(8,704)
(Increase) decrease in amounts due from former fellow subsidiaries		(229,601)	(121,456)	121,572
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(579,034)	(226,475)	110,612
FINANCING ACTIVITIES				
Advance from third parties/related parties		29,193	13,000	—
New bank loans and other borrowings raised		994,271	39,033	—
Increase (decrease) in payables due to former fellow subsidiaries		380,907	24,596	(41,964)
Repayment of bank loans and other borrowings		(721,048)	(4,827)	—
Repayment of third parties/related parties		(44,108)	(43,537)	—
Dividend paid to minority interests		(1,431)	—	—
Repayment of obligations under finance leases		(181)	(1)	—
Interest paid		(32,848)	(883)	—
NET CASH FROM (USED IN) FINANCING ACTIVITIES		604,755	27,381	(41,964)

	Year ended 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(49,513)	(237,940)	32,722
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	356,829	310,944	72,481
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	3,628	(523)	(1,709)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	310,944	72,481	103,494
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash	310,946	72,481	103,494
Bank overdrafts	(2)	—	—
	310,944	72,481	103,494

NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PRESENTATION OF FINANCIAL INFORMATION

The combined income statements, combined statements of changes in equity, and combined cash flow statements of the companies comprising the GDI Group for the Relevant Periods are prepared as if they had been formed as a single reporting entity throughout the Relevant Periods, or since their respective dates of incorporation or acquisition or up to the effective dates of disposal, where this is a shorter period of the individual company. The combined balance sheets as at 31st December, 2003, 2004 and 2005 have been prepared to present the assets and liabilities of the GDI Group as at the respective dates as if they had been formed as a single reporting entity at those dates.

The financial information of Relevant Periods has been prepared in accordance with the accounting policies adopted by China Strategic Holdings Limited ("CSH").

The financial information has been prepared on the going concern basis because CSH has committed to provide continuing financial support to the companies comprising the GDI Group to enable the GDI Group to meet its financial obligations as they fall due in the foreseeable future.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the GDI.

All significant intra-group transactions and balances have been eliminated on combination.

2(a). APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In preparation of the financial information for the year ended 31st December, 2005 the GDI Group has applied a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of these new HKFRSs has resulted in a change in the presentation of the combined income statement, combined balance sheet and combined statement of changes in equity. In particular, the presentation of minority interests have been changed. The changes in presentation has been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the GDI Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting periods are prepared and presented:

Business combinations

During the year ended 31st December, 2005, the GDI Group has applied HKFRS 3 Business Combinations which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the GDI Group are summarised below:

Goodwill

Prior to 31st December, 2004, goodwill arising on acquisitions prior to 1st January, 2001 was held in reserves, and goodwill arising on acquisitions after 1st January, 2001 was capitalised and amortised over its estimated useful life.

2(a). APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

Business combinations *(Cont'd)*

The GDI Group has applied the relevant transitional provisions in HKFRS 3. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for 2004 are not required to be restated.

Excess of the GDI Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the GDI Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st January, 2001 was held in reserves, and negative goodwill arising on acquisitions after 1st January, 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the GDI Group derecognised all negative goodwill on 1st January, 2005, of which negative goodwill of approximately HK$59,343,000 was previously recorded in reserves and approximately HK$47,058,000 was previously presented as a deduction from interests in associates), with a corresponding decrease to accumulated loss as at 1st January, 2005.

Contingent liabilities of acquirees

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As no material contingent liabilities of the acquirees were identified in relation to acquisitions that took place in the current year, this change in accounting policy has had no material effect on the goodwill calculation. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures for 2004 and 2003 have not been restated.

Financial instruments

During the year ended 31st December, 2005, the GDI Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 Financial Instruments: Recognition and Measurement. HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the GDI Group. The principal effects on the GDI Group as a result of implementation of HKAS 39 are summarised below:

2(a). APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

Financial instruments *(Cont'd)*

Classification and measurement of financial assets and financial liabilities

The GDI Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On or before 31st December, 2004, the GDI Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses while "other investments" are measured at fair value, with unrealised holding gains or losses included in the profit or loss. From 1st January, 2005 onwards, the GDI Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

From 1st January, 2005 onwards, the GDI Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Other investments classified under non-current assets with carrying amounts of approximately of HK$71,959,000 at 31st December, 2004 were reclassified to investments in securities at fair value through profit or loss, which are designated to be stated at fair value through profit or loss.

Embedded derivatives

In accordance with HKAS 39 "Financial Instruments: Recognition and Measurement" issued by the HKICPA, the conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the convertible note, was estimated using the relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Prior to 1st January, 2005, the GDI Group measured the fair value of the embedded derivatives in accordance with the requirement under HKAS 39 and therefore, no adjustments was made on 1st January, 2005. During the Relevant Periods, the GDI Group measured the fair value of the embedded derivatives in accordance with the requirements and recognised the changes in fair value of the conversion option of the unlisted convertible note as at balance sheet dates and the impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during the year ended 31st December, 2003, 31st December, 2004 and 31st December, 2005 was nil, gain of approximately HK$76,959,000 and loss of approximately HK$39,743,000 respectively, which have been recognised in the combined income statement.

2(b). SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in accounting policies described in Note 2(a) on the results for the Relevant Periods are as follows:

(i) On results

	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Non-amortisation of goodwill	—	—	456
Changes in fair value of conversion option of unlisted convertible note	—	76,959	(39,743)
Share of results of associates — Depreciation on hotel properties	—	(3,192)	(8,252)
Increase in (loss) profit for the year	—	73,767	(47,539)

(ii) On income statement line items

	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Decrease in administrative expenses	—	—	456
Change in fair value of conversion option of unlisted convertible note	—	76,959	(39,743)
Decrease in share of results of associates	—	(3,192)	(8,252)
	—	73,767	(47,539)

2(b). SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

(iii) On balance sheet items

The cumulative effects of the application of the new HKFRSs as at 31st December, 2004 and 1st January, 2005 are summarised below:

THE GDI GROUP	As at 31st December, 2004 (original stated)	Effect of HKFRS 3	Effect of HKAS 39	As at 1st January, 2005 (restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items				
Interests in associates				
— Negative goodwill	(47,058)	47,058	—	—
	(47,058)	47,058	—	—
Investments in securities				
— non-current	71,959	—	(71,959)	—
Investments in securities at fair value through profit or loss	—	—	71,959	71,959
Total effects on assets	24,901	47,058	—	71,959
Goodwill on consolidation	(59,343)	59,343	—	—
Accumulated losses	1,168,583	(106,401)	—	1,062,182
Total effects on equity	1,109,240	(47,058)	—	1,062,182

2(c). SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for investments in securities and financial instruments, which are measured at fair values as explained in the accounting policies set out below. The financial information has been prepared in accordance with HKFRS(s) issued by HKICPA.

Recognition of revenue

Turnover represents the fair value of amounts received and receivable for goods sold by the GDI Group less discount allowances and goods returned.

Revenue of the GDI Group for the Relevant Periods is recognised on the following bases:

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments in securities is recognised when the GDI Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that's net carrying amount.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Goodwill

Goodwill arising on acquisitions prior to 1st January, 2005

Goodwill arising on acquisition of a subsidiary or an associate for which the agreement date is before 1st January, 2005 represents the excess of the cost of acquisition over the GDI Group's interest in the fair value of the identifiable assets, liabilities of the relevant subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1st January, 2001 previously recognised in reserves, and have been transferred to the GDI Group's accumulated losses at 1st January, 2005.

For previous capitalised goodwill arising on acquisitions after 1st January, 2001, the GDI Group has discontinued amortisation from 1st January, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after 1st January, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the GDI Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which the goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition of a subsidiary in a financial year, the cash-generating unit to which the goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of that unit, the impairment loss is allocated to reduce the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the combined income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Goodwill *(Cont'd)*

Excess of acquirer's interest in the net fair value of acquirer's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition of an associate (which is accounted for using the equity method) is included as income in determination of the investor's share of results of the associate in the Relevant Periods in which the investment is acquired.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

All negative goodwill as at 1st January, 2005 has been derecognised with a corresponding adjustment to the GDI Group's accumulated losses.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investment in associates are carried in the combined balance sheet at cost as adjusted for post-acquisition changes in the GDI Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the GDI Group's share of losses of an associate equals or exceeds its interest in that associate (which include any long-term interests that, in substance, form part of the GDI Group's net investment in the associate), the GDI Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the GDI Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Goodwill (included in interests in associates) are tested for impairment annually by comparing its carrying amount with its recoverable amount, irrespective of whether there is any indication that it may be impaired. If the recoverable amount of goodwill is estimated to be less than its carrying amount. The carrying amount is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When the GDI Group transacts with an associate, profits and losses are eliminated to the extent of the GDI Group's interest in the relevant associate.

Impairment losses (other than goodwill (see the accounting policy in respect of goodwill above))

At each balance sheet date, the GDI Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Property, plant and equipment

Construction in progress

Construction in progress are stated at cost, which includes amortisation of land cost, the related construction costs, less accumulated impairment losses. No depreciation is provided on construction in progress until the construction is completed and the properties and assets are available for use.

Other property, plant and equipment

Property, plant and equipment, other than construction in progress are stated at cost less subsequent accumulated depreciation, accumulated amortisation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the combined income statement in the year in which the item is derecognised.

Non-current assets held for sales

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the Relevant Periods in which they are incurred.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Leasing

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of to the lessee. All other leases are classified as operating leases.

The GDI Group as lessee

Assets held under finance leases are recognised as assets of the GDI Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the combined balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating lease are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefit received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the Relevant Periods in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the Relevant Periods except for the differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Foreign currencies *(Cont'd)*

For the purpose of presenting the combined financial information, the assets and liabilities of the GDI Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average rates for the year, unless exchange rates fluctuate significantly during the Relevant Periods, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the Relevant Periods in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences are recognised in the exchange reserve.

Goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st January, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Retirement benefit costs

Payment to state-managed retirement benefit schemes and Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Financial instruments

Prior to 1st January, 2005, investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

2(c). SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments *(Cont'd)*

From 1st January, 2005 onwards, financial assets and financial liabilities are recognised on the balance sheet when the GDI Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are add to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The GDI Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade day basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two categories , including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the Relevant Periods in which they arise.

Embedded derivatives

The conversion option element of the convertible note represents an embedded derivative instrument which is accounted for separately from the convertible note and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option is estimated using a relevant option pricing model at the date of subscription of the convertible note, and as at subsequent reporting dates. Changes in fair value of the conversion option of the unlisted convertible note are recognised directly in profit and loss.

2(c). **SIGNIFICANT ACCOUNTING POLICIES** *(Cont'd)*

Financial instruments *(Cont'd)*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including receivables, trade receivables, amounts due from associates, amounts due from former fellow subsidiaries) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the GDI Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the GDI Group after deducting all of its liabilities. The GDI Group's major financial liabilities are generally other financial liabilities. The accounting policy adopted are set out below.

Other financial liabilities

Other financial liabilities including trade payables, other payables and accrued charges, payables, amounts due to associates, amounts due to former fellow subsidiaries, bank loans and other borrowings are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issue by the Company are recorded at the proceeds received, net of direct issue costs.

2(c). SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the combined income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The GDI Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the GDI Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the combined income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

The GDI Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the GDI Group anticipate that the application of these standards or Interpretations will have no material impact on the financial statements of the GDI Group except that HKAS 39 (Amendment) — The fair value option require the GDI Group shall de-designate any financial asset or financial liability previously designated as at fair value through profit or loss only if it does not qualify for such designation in accordance with those new and amended paragraphs. When a financial asset or financial liability will be measured at amortised cost after de-designation, the date of de-designation is deemed to be its date of initial recognition.

3. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HKFRS — INT 4	Determining whether an arrangement contains a lease[2]
HKFRS — INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) — INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) — INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) — INT 8	Scope of HKFRS 2[5]
HK(IFRIC) — INT 9	Reassessment of Embedded Derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2006.
[5] Effective for annual periods beginning on or after 1st May, 2006.
[6] Effective for annual periods beginning on or after 1st June, 2006.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the GDI Group's accounting policies, management makes various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that may significantly affect the amounts recognised in the financial information are disclosed below:

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the GDI Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. During the three years ended 31st December, 2005, management of the GDI Group determined that there were no impairment on goodwill. Details of the impairment testing on goodwill are disclosed in note 20.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Cont'd)*

Estimated impairment on loan and interest receivables

The assessment of the impairment loss on loan and interest receivables of the GDI Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness of each borrowers or debtors. If the financial conditions of borrowers or debtors of the GDI Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances made in the loans and interest receivables as at 31st December, 2003, 2004 and 2005 were approximately HK$50,645,000, HK$32,419,000 and HK$31,116,000 respectively.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The GDI Group's major financial instruments include loans and interest receivables, amounts due from associate, trade receivables, other receivables and deposits, investments in securities at fair value through profit and loss, trade payables, payables, amounts due to associates, amounts due to related companies and bank and other borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The GDI Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at the balance sheet dates is in relation to the carrying amount of such item on balance sheet and other class of financial assets as stated in the combined balance sheet. In order to minimise the credit risk, the management of the GDI Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the GDI Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the GDI Group's credit risk is significantly reduced.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned in international credit-rating agencies.

The GDI Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Cont'd)*

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the GDI Group to foreign currency risk. Also, certain trade receivables, trade payables, bank balances and bank borrowings of the GDI Group are denominated in foreign currencies. The GDI Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Other price risk

The GDI Group's investments in securities at fair value through profit or loss is measured at fair value at each balance sheet date. Therefore, the GDI Group is exposed to equity security and debt price risk. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Liquidity risk

The GDI Group's objective is to maintain a balance between continuity of funding and flexibility through the funds generated from its operations. The Directors have given careful consideration on the measures currently undertaken by the GDI Group in respect of the GDI Group's liquidity position. During the year, the GDI Group has continued to tighten cost controls over operating costs to improve the cash flows, profitability and operations of the GDI Group. The directors believe that the Group will have sufficient working capital for its future operational requirements.

6. TURNOVER

Turnover represents the net amount received and receivable from outside customers net of sales and business tax during the Relevant Periods and is analysed as follows:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Sales of goods, net of returns and sales taxes	—	—	5,298

7. SEGMENT INFORMATION

Business segments

Pursuant to the Group Reorganisation, companies carrying on property development, sand mining and investment holding will be acquired by GDI, which represent the GDI Group's current main business segment. For the purpose of the presentation of the business segments and except for the segment of sand mining business which commenced in 2005, the segment of property development and investment holding during the Relevant Periods are grouped under "Others" segment.

During the Relevant Periods, certain companies under the GDI Group were engaged in the operations of manufacturing and trading of chinese and western medicine products, tire operation, consumer goods, electronic products and heavy industry which were discontinued upon the disposal of these operations held by these companies. Details of these discontinuing operations are set out below.

An analysis of the GDI Group's turnover segment results and segment assets and liabilities by business segments is presented below:

	Discontinued operation			Continuing operation			
	Tires	Pharmaceutical products	Sub-total	Investments in securities and advance	Others	Sub-total	Combined
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31st December, 2003							
(i) TUROVER							
— External	2,635,235	249,258	2,884,493	—	—	—	2,884,493
(ii) OTHER INCOME							
— Interest income	4,457	49	4,506	25,175	3,521	28,696	33,202
— Dividend income	—	—	—	60	—	60	60
— Gain on disposal of property, plant and equipment	15,573	—	15,573	—	422	422	15,995
— Others	2,248	2,937	5,185	—	26,701	26,701	31,886
	22,278	2,986	25,264	25,235	30,644	55,879	81,143
RESULT							
Segment result	100,304	(20,184)	80,120	19,548	(18,097)	1,451	81,571
Unallocated corporate expenses							(30,763)
Finance costs	(31,689)	(2,352)	(34,041)	(55)	—	(55)	(34,096)
Gain on disposal of interests in subsidiaries	3,711	8,587	12,298	—	11	11	12,309
Loss on deemed disposal of associate	—	—	—	(36,480)	—	(36,480)	(36,480)
Share of results of associates	14,188	2	14,190	(202,262)	12,375	(189,887)	(175,697)
Allowance on receivables advanced to an associate	—	—	—	(12,712)	—	(12,712)	(12,712)
Profit/(loss) before taxation			114,442			(310,310)	(195,868)
Taxation			(10,367)			(567)	(10,934)
Profit/(loss) for the year			104,075			(310,877)	(206,802)

7. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Tires	Pharmaceutical products	Investments in securities and advance	Others	Combined
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets and liabilities at 31st December, 2003					
ASSETS					
Segment assets	—	88,395	1,335,051	70,324	1,493,770
Interests in associates	—	15,416	—	492,694	508,110
Unlisted convertible notes and loans receivable due from an associate	—	—	—	320,674	320,674
Unallocated total assets					241,544
Combined total assets					2,564,098
LIABILITIES					
Segment liabilities	—	(56,505)	(4,110)	(16,232)	(76,847)
Unallocated corporate liabilities					(3,102,039)
Combined total liabilities					(3,178,886)
Other information for the year ended 31st December, 2003					
Capital expenditure — Property, plant and equipment	260,872	7,978	—	—	268,850
Depreciation and amortisation	47,750	11,454	—	—	59,204
Impairment loss of goodwill on acquisition of subsidiaries	—	—	—	20,387	20,387
Allowances for loans and interest receivable	—	—	50,645	—	50,645
Allowances on receivables advanced to an associate	—	—	12,712	—	12,712
Allowance for bad and doubtful debts	—	—	—	6,919	6,919
Change in fair value on investments in securities at fair value through profit or loss	—	—	8,121	—	8,121
Allowances for amounts due from associates	2,458	—	—	—	2,458
Write-down for inventories	—	4	—	—	4
Loss on disposal of investments in securities	—	—	1,774	—	1,774

7. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Discontinued operation	Continuing operation				
	Pharmaceutical products	Investments in securities and advance	Others	Sub-total	Elimination	Combined
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31st December, 2004						
(i) TURNOVER						
— External	96,262	—	—	—	—	96,262
— Inter-segment	—	—	1,200	1,200	(1,200)	—
	96,262	—	1,200	1,200	(1,200)	96,262
(ii) OTHER INCOME						
— Interest income	17	40,622	5,509	46,131	—	46,148
— Others	446	6,529	—	6,529	—	6,975
	463	47,151	5,509	52,660	—	53,123
RESULT						
Segment result	6,777	20,217	2,758	22,975	—	29,752
Unallocated corporate expenses						(21,606)
Finance costs	—	(486)	(1,005)	(1,491)	—	(1,491)
Change in fair value of conversion option of unlisted convertible note	—	—	76,959	76,959	—	76,959
Loss on disposal of interests in subsidiaries	(5,266)	—	—	—	—	(5,266)
Gain on disposal of interests in associates	—	—	57,542	57,542	—	57,542
Share of results of associates	—	—	(37,521)	(37,521)	—	(37,521)
Profit before taxation	1,511			96,858		98,369
Taxation	—			(5,257)		(5,257)
Profit for the year	1,511			91,601		93,112

Inter-segment sales are charged at terms determined and agreed between the GDI Group's companies.

7. **SEGMENT INFORMATION** *(Cont'd)*

Business segments *(Cont'd)*

	Pharmaceutical products HK$'000	Investments in securities and advance HK$'000	Others HK$'000	Combined HK$'000
Assets and liabilities at 31st December, 2004				
ASSETS				
Segment assets	—	300,009	231,803	531,812
Interests in associates	—	—	309,149	309,149
Unlisted convertible notes and loans receivables due from an associate	—	—	187,967	187,967
Unallocated total assets				1,508,442
Combined total assets				2,537,370
LIABILITIES				
Segment liabilities	—	(580)	(25,590)	(26,170)
Unallocated corporate liabilities				(3,073,568)
Combined total liabilities				(3,099,738)
Other information for the year ended 31st December, 2004				
Capital expenditure				
— Property, plant and equipment	1,370	—	494	1,864
— Deposit paid for acquisition of interest in properties	—	—	47,012	47,012
Depreciation and amortisation	2,000	—	31	2,031
Allowances for loans and interest receivable	—	32,419	—	32,419
Allowance for bad and doubtful debts	—	—	1,724	1,724
Allowances for amounts due from associates	—	—	4,099	4,099
Loss on disposal of interests in subsidiaries	5,266	—	—	5,266

7. **SEGMENT INFORMATION** *(Cont'd)*

	Investments in securities and advance HK$'000	Sand mining HK$'000 (Note)	Others HK$'000	Combined HK$'000
For the year ended 31st December, 2005				
(i) TURNOVER				
— External	—	5,298	—	5,298
(ii) OTHER INCOME				
— Interest income	24,395	—	5,367	29,762
— Others	1,124	2,059	677	3,860
	25,519	2,059	6,044	33,622
RESULT				
Segment result	(25,528)	1,576	(26,984)	(50,936)
Unallocated corporate expenses				(3,198)
Loss on disposal of investments in securities at fair value through profit or loss	(716)	—	—	(716)
Change in fair value of conversion option of unlisted convertible note	—	—	(39,743)	(39,743)
Loss on disposal of interests in associates				(2,814)
Share of results of associates				43,103
Loss before taxation				(54,304)
Taxation				(4,247)
Loss for the year				(58,551)

Note: During the year, the GDI Group acquired 88% and 100% of the issued capital of 東莞市江海 and 廣州耀陽 for an aggregate cash consideration of HK$50 million respectively. The two newly acquired subsidiaries are engaged in the business of sand mining. The segment of sand mining is regarded as a new business segment of the GDI Group upon completion of the acquisition.

7. **SEGMENT INFORMATION** *(Cont'd)*

	Investments in securities and advance HK$'000	Sand mining HK$'000	Others HK$'000	Combined HK$'000
Assets and liabilities at 31st December, 2005				
ASSETS				
Segment assets	440,935	110,716	114,151	665,802
Interests in associates	—	—	558,738	558,738
Unallocated total assets				1,275,009
Combined total assets				2,499,549
LIABILITIES				
Segment liabilities	(6,674)	(736)	(18,796)	(26,206)
Unallocated corporate liabilities				(3,048,586)
Combined total liabilities				(3,074,792)
Other information for the year ended 31st December, 2005				
Capital expenditure				
— Property, plant and equipment	331	113,183	—	113,514
— Goodwill arising from acquisition of subsidiaries	—	9,123	—	9,123
— Goodwill arising from acquisition of associates	—	—	10,181	10,181
Depreciation and amortisation	40	5,811	14	5,865
Allowance for bad and doubtful debts	7,823	—	10,752	18,575
Allowance for loans and interest receivable	31,116	—	—	31,116

7. **SEGMENT INFORMATION** *(Cont'd)*

An analysis of the GDI Group's turnover by geographical market, irrespective of the origin of the goods and services is presented below:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
PRC	—	—	5,298
Hong Kong	—	—	—
Overseas	—	—	—
	—	—	5,298

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of assets			Capital additions		
	As at 31st December,			Year ended 31st December,		
	2003	**2004**	**2005**	**2003**	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
PRC	752,431	—	118,579	260,872	47,012	113,183
Hong Kong	1,638,133	2,371,568	2,126,456	7,978	1,864	331
Overseas	173,534	165,802	165,656	—	—	—
	2,564,098	2,537,370	2,410,691	268,850	48,876	113,514

8. OTHER INCOME

	Year ended 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Interest income from loans receivable	24,579	38,637	24,390
Interest income from banks	3,274	3,197	350
Interest income from unlisted convertible notes	843	4,297	5,022
Net exchange gain	22,352	3,072	—
Change in fair value on investments in securities at fair value through profit or loss	—	70	1,208
Gain on disposal of investments in securities	—	2,959	—
Dividend income from listed investments	60	—	—
Gain on disposal of property, plant and equipment	422	—	—
Others	4,349	428	2,652
	55,879	52,660	33,622

9. OTHER EXPENSES

	Year ended 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Impairment loss of goodwill on acquisition of subsidiaries *(Note)*	20,387	—	—
Allowances for bad and doubtful debts	6,919	1,724	18,575
Change in fair value on investments in securities at fair value through profit or loss	8,121	—	—
Loss on disposal of investment in securities through profit or loss	1,774	—	716
Allowances for amounts due from associates	2,458	4,099	—
Net exchange loss	—	—	3,739
Others	1,123	3,197	—
	40,782	9,020	23,030

Note:

On 19th March, 2004, the GDI Group entered into a conditional agreement to dispose of its entire interests in Tung Fong Hung Investment Limited ("Tung Fong Hung") to a third party subsequent to 31st December, 2003. The directors have considered the consideration receivable from the said disposal and operating losses of Tung Fong Hung and have identified the impairment loss attributable to the goodwill arising from acquisition of Tung Fong Hung amounting to approximately HK$20 million. The amount was charged to the combined income statement accordingly.

10. ALLOWANCES FOR LOANS AND INTEREST RECEIVABLE

As at 31st December, 2003, 2004 and 2005, the directors have reviewed the carrying value of the GDI Group's loans and interest receivables and determined that the recoverable amount of certain loans and interest receivables is below their carrying value with reference to present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Accordingly, an impairment loss of approximately HK$50,645,000, HK$32,419,000 and HK$31,116,000 had been charged to the income statement for the year ended 31st December, 2003, 31st December, 2004 and 31st December, 2005 respectively.

11. (LOSS) PROFIT BEFORE TAXATION

	Discontinued operation			Continuing operation			Combined		
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
(Loss) profit before taxation has been arrived at after charging:									
Staff costs									
— directors' remuneration *(note 12(a))*	—	—	—	77	117	458	77	117	458
— other staff costs *(note 12(b))*	144,530	11,619	—	525	618	1,306	145,055	12,237	1,306
— retirement benefit scheme contributions, excluding directors	26,925	469	—	23	26	50	26,948	495	50
— redundancy payment	1,938	—	—	—	—	—	1,938	—	—
Total staff costs	173,393	12,088	—	625	761	1,814	174,018	12,849	1,814
Auditors' remuneration									
Current year	725	427	—	3,174	3,286	4,721	3,899	3,713	4,721
Underprovision in prior years	—	392	—	—	—	—	—	392	—
Depreciation of property, plant and equipment	57,576	2,000	—	—	31	5,865	57,576	2,031	5,865
Amortisation of goodwill included in administrative expenses	1,628	155	—	—	—	—	1,628	155	—

12. DIRECTORS' AND EMPLOYEE'S REMUNERATION

(a) Directors' remuneration

The emoluments of the directors for the Relevant Periods are as follows:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Basic salaries and allowance	77	117	458
	77	117	458
Name of director			
Chan Kwok Keung, Charles	—	—	—
Yap, Allan	77	117	229
Chau Mei Wah, Rosanna	—	—	—
Chan Ling, Eva	—	—	229
Li Bo	—	—	—
Chan Kwok Hung	—	—	—
Lui Siu Tsuen, Richard	—	—	—
	77	117	458

The directors' emoluments are presented as if the directors of GDI Group had been appointed throughout the Relevant Periods, or since their respective dates of appointment, where this is a shorter period, and the emoluments had been paid for their appointment as GDI Group's directors.

During the Relevant Periods, no emoluments were paid by the GDI Group to any director as an inducement to join or upon joining the GDI Group or as compensation for loss of office.

None of the directors waived any emoluments during the Relevant Periods.

12. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(b) Employees' remuneration

Of the five individuals with the highest emoluments in the GDI Group, none, none and two was director of the Company for the three years ended 31st December, 2005, whose emolument is included in the disclosures in note 12(a) above. The emoluments of the remaining five, five and three individuals are as follows:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Salaries and other benefits	4,732	3,535	1,306
Retirement benefit scheme	—	20	50
Bonus	—	—	—
	4,732	3,555	1,356

	Number of employees Year ended 31st December,		
	2003	**2004**	**2005**
Nil to HK$1,000,000	5	5	3

During the Relevant Periods, no emoluments were paid by the GDI Group to the five highest paid individuals as an inducement to join or upon joining the GDI Group or as compensation for loss of office.

13. FINANCE COSTS

	Year ended 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Interest on:			
Bank borrowings wholly repayable within five years	—	482	—
Other borrowings and payables	55	1,009	—
	55	1,491	—

14. TAXATION

	Discontinued operation			Continuing operation			Combined		
	2003	2004	2005	2003	2004	2005	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The charge comprises:									
Taxation in other jurisdictions									
— Current year	11,137	—	—	329	1,340	1,010	11,466	1,340	1,010
— Under(over)provision in prior years	—	—	—	238	—	(663)	238	—	(663)
Hong Kong Profits Tax									
— Current year	—	—	—	—	3,917	1,300	—	3,917	1,300
— Under provision in prior years	—	—	—	—	—	2,600	—	—	2,600
Deferred tax credit *(note 25)*	(770)	—	—	—	—	—	(770)	—	—
Taxation attributable to the GDI Group	10,367	—	—	567	5,257	4,247	10,934	5,257	4,247

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the year ended 31st December, 2003, 2004 and 2005. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31st December, 2003 as GDI and companies comprising the GDI Group had no assessable profit for those years.

14. TAXATION *(Cont'd)*

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Pursuant to the relevant laws and regulations in the PRC, certain companies comprising the GDI Group are exempted from PRC income tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years ("Tax Reduction"). Since these companies were disposed of during the year ended 31st December, 2003, no companies comprising the GDI Group were exempted from Tax Reduction.

The tax charge for the year can be reconciled to the (loss) profit before taxation as per the combined income statements as follows:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
(Loss) profit before taxation	(310,310)	96,858	(54,304)
Tax at the average income tax rate *(Note a)*	(73,113)	18,258	(20,293)
Tax effect of share of results of associates	—	5,899	10,182
Tax effect of income not taxable for tax purpose	(27,389)	(50,770)	(31,142)
Tax effect of expenses not deductible for tax purpose	92,749	29,636	35,373
Underprovision in respect of prior year	238	—	1,937
Tax effect of deductible temporary differences not recognised	12,546	1,979	8,410
Tax effect of tax losses not recognised	—	255	—
Utilisation of tax losses previously not recognised	(4,464)	—	(220)
Tax expense for the year	567	5,257	4,247

Notes:

(a) The average income tax rate for the Relevant Periods represents the weighted average income tax rate of the operations in different jurisdictions on the basis of the relative amounts of profits before taxation and the related statutory rates.

(b) As at 31st December, 2003, 2004 and 2005, the GDI Group had unused tax loss of approximately HK$8,364,000, HK$9,214,000 and HK$8,480,000 respectively available to offset against future profits. No deferred tax asset has been recognised in respect of the unused tax losses due to the unpredictability of future profits streams.

15. DISCONTINUED OPERATIONS

During year 2003, the GDI Group disposed of its 51% interest in Yinchuan C.S.I., (Greatwall) Rubber Company Limited, 25% in Hangzhou Zhongce Rubber Company Limited and 50% interest in Pacific Wins Development Ltd, which are engaged in the manufacturing of tires, the business segment of manufacturing of tires was regarded as discontinued operation during the year ended 31st December, 2003.

During year 2004, the GDI Group disposed of the 100% interests in Tung Fong Hung Investment Limited and its subsidiaries which are engaged in the manufacturing and trading of pharmaceutical products, the business segment of manufacturing and trading of pharmaceutical products was regarded as discontinued operation during the year ended 31st December, 2004.

The profits for the year ended 31st December, 2003 and 31st December, 2004 from the discontinued operations were analysed as follows:

	2003	**2004**
	HK$'000	*HK$'000*
Profits of tires and pharmaceutical products segment for the year	91,777	6,777
Gains/(losses) on disposal of tires and pharmaceutical products segment	12,298	(5,266)
	104,075	1,511

15. DISCONTINUED OPERATIONS *(Cont'd)*

The profit of tire and pharmaceutical products segment for the year 31st December, 2003 and 31st December, 2004, which have been included in the combined income statements and analysed as follows:

	1st January, 2003 to 31st December, 2003	1st January, 2004 to 30th April, 2004
	HK$'000	*HK$'000*
Turnover	2,884,493	96,262
Cost of sales	(2,520,175)	(60,381)
Other income	25,264	419
Distribution costs	(174,955)	(21,056)
Administrative expenses	(90,187)	(8,467)
Finance costs	(34,041)	—
Other expenses	(2,445)	—
Share of results of associates	14,190	—
Profit before tax	102,144	6,777
Taxation	(10,367)	—
Profit for the period	91,777	6,777

The carrying amounts of the assets and liabilities of Yinchuan C.S.I., (Greatwall) Rubber Company Limited, Hangzhou Zhongce Rubber Company Limited, Pacific Wins Development Ltd. and Tung Fong Hung Investment Limited and its subsidiaries at the date of disposal are disclosed in note 35.

16. LOSS PER SHARE

Loss per share had not been presented as such information is not required for disclosure for a private company.

17. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Sand vessels	Construction in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST							
At 1st January, 2003	281,943	58,253	871,103	32,918	—	118,933	1,363,150
Currency realignment	(1,301)	682	(3,514)	72	—	(419)	(4,480)
Reclassification	138	1,602	—	—	—	(1,740)	—
Additions	1,778	5,902	8,368	2,329	—	250,473	268,850
Transfer	29,417	—	127,136	—	—	(156,553)	—
Disposals	(132)	(4,728)	(27,883)	(1,209)	—	—	(33,952)
Disposal of subsidiaries	(307,253)	(30,105)	(973,696)	(31,262)	—	(209,934)	(1,552,250)
At 31st December, 2003	4,590	31,606	1,514	2,848	—	760	41,318
Currency realignment	—	8	—	—	—	—	8
Additions	—	828	12	837	—	187	1,864
Reclassification	—	205	—	—	—	(205)	—
Disposals	—	(1,258)	—	—	—	—	(1,258)
Disposal of subsidiaries	(4,590)	(31,389)	(1,526)	(3,191)	—	(742)	(41,438)
At 31st December, 2004	—	—	—	494	—	—	494
Currency realignment	—	—	4	—	2,062	—	2,066
Additions	—	—	12	319	—	—	331
Arising from acquisition of subsidiaries	—	—	164	—	113,019	—	113,183
Disposals	—	—	(124)	—	—	—	(124)
At 31st December, 2005	—	—	56	813	115,081	—	115,950
DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSS							
At 1st January, 2003	112,275	3,448	441,861	21,271	—	45,354	624,209
Currency realignment	(485)	724	(1,880)	(65)	—	—	(1,706)
Provided for the year	9,115	7,930	38,700	1,831	—	—	57,576
Eliminated on disposals	(5,199)	(4,020)	(14,315)	(419)	—	—	(23,953)
Disposal of subsidiaries	(115,328)	(5,356)	(463,927)	(20,917)	—	(45,354)	(650,882)
At 31st December, 2003	378	2,726	439	1,701	—	—	5,244
Provided for the year	24	1,822	44	141	—	—	2,031
Eliminated on disposals	—	(487)	—	—	—	—	(487)
Disposal of subsidiaries	(402)	(4,061)	(483)	(1,568)	—	—	(6,514)
At 31st December, 2004	—	—	—	274	—	—	274
Provided for the year	—	—	10	101	5,754	—	5,865
At 31st December, 2005	—	—	10	375	5,754	—	6,139
NET BOOK VALUES							
At 31st December, 2005	—	—	46	438	109,327	—	109,811
At 31st December, 2004	—	—	—	220	—	—	220
At 31st December, 2003	4,212	28,880	1,075	1,147	—	760	36,074

17. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The above items of property, plant and equipment were depreciated on a straight-line basis at the following rates per annum:

Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% – 25%
Machinery and equipment	10% – 20%
Motor vehicles	12.5% – 25%
Sand vessels	10%

At 31st December, 2003, buildings of the GDI Group were held under medium-term land use rights in the PRC.

The net book value of motor vehicles and furniture and fixtures as at 31st December, 2003 included an amount of approximately HK$154,000 respectively in respect of assets held under finance leases.

18. DEPOSIT PAID FOR ACQUISITION OF INTEREST IN PROPERTIES

During the year ended 31st December, 2004, the GDI Group entered into a conditional agreement with a third party ("Vendor") to acquire the properties interest in a parcel of land situated in Shanghai, the PRC (the "Land") and the 24-storey building being erected upon the land together with 2 levels of underground carparks (the "Building") (collectively referred to as to the "Properties") for a consideration of RMB450,000,000 (approximately HK$424,528,000). A deposit of RMB50,000,000 (HK$47,012,000) was paid upon the entering into the conditional agreement.

According to the conditional agreement, prior to the completion of acquisition, the Vendor should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from 上海市計劃委員會 that the use of the Properties be changed from office to both commercial and residential and that all relevant fee and charges arising from the sale of the Land payable to the relevant authorities including 上海市國土局 having been settled in full; (iii) agree with the GDI Group on the specification of installation, fixtures and furniture and other internal decoration of the Properties; (iv) procure all the contractors engaged in the development/construction of the Properties to enter into agreements with the GDI Group to bind these contractors with obligations to the GDI Group to rectify all defects of the Properties which may arise after the completion of the development/construction; and (v) procure the granting of a loan ("Loan") to be granted by PRC banks to the GDI Group to finance the remaining consideration.

The remaining consideration will be settled upon the grant of the Loan and the transfer of the ownership of the Properties to the GDI Group.

It is one of the conditions for completion of the acquisition that the Vendor should obtain approval for the change of use of the Properties from office to both commercial and residential. Should the Vendor fail to obtain such approval within 150 days from the date of the agreement, the GDI Group is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the Properties together with the two levels underground carparks for a consideration of RMB70,000,000 (HK$65,817,000).

18. DEPOSIT PAID FOR ACQUISITION OF INTEREST IN PROPERTIES *(Cont'd)*

Provided that if the conditions are not fulfilled on or before 1st June, 2005, the GDI Group shall agree to a further extension of not less than 60 days without imposing any fine on the Vendor. If the conditions are not fulfilled within the extended period, the GDI Group shall be entitled to terminate the agreement and the Vendor shall refund the deposit to the GDI Group together with interests accrued during the period from the date of the agreement to the date the deposit is refunded and calculated on the relevant prevailing market interest rate.

However, the conditions stated above for the change of the use of the Properties has not yet fulfilled within the said period and accordingly the Vendor and the GDI Group had entered into another agreement dated 3rd February, 2005 pursuant to which, among other things, (i) the GDI Group will pay, on behalf of the Vendor, RMB22,000,000 (equivalent to approximately HK$20,663,000) to the main contractor of the Properties (the "Main Contractor"); and (ii) the amount paid by the GDI Group in (i) will be deducted from the sales consideration.

Further, the GDI Group had advanced an additional RMB8,000,000 (equivalent to approximately HK$7,512,000) to the Vendor pursuant to this additional agreement and the aggregate sum paid by the GDI Group to the Vendor amounted to RMB58,000,000 (approximately HK$55,716,000) as of 31st December, 2005.

In June 2005, the GDI Group had commenced legal proceedings against the Vendor, among other things, to demand the Vendor to fulfil its obligations under the above two agreements and applied to a PRC court an injunction order on the Properties to stop the Properties from being transferred (the "Injunction Orders"). It had also come to the attention of the GDI Group that one of the three secured creditors of the Vendor and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the GDI Group on the Properties.

As a condition precedent to the application of the Injunction Orders, the GDI Group had issued a counter guarantee of RMB402,000,000 (approximately HK$377,500,000) to an institution in the PRC which provided a guarantee of the same amount to the PRC court on behalf of the GDI Group.

At the same time, the directors of the GDI Group are also in discussion with the Vendor for settlement of the above matters; however, there can be no assurance that such matters can be resolved and settled with the Vendor eventually. Despite the above developments, the directors of the GDI Group have consulted its legal counsel and decided to proceed with the acquisition of the Properties in consideration of the following:

(a) the transaction can be continued with the payment of outstanding consideration of RMB392 million (approximately to HK$376 million) and the legal title of the Properties can be transferred to the GDI Group when the debts of the Vendor owed to the three secured creditors and the Main Contractor are settled by the GDI Group;

18. DEPOSIT PAID FOR ACQUISITION OF INTEREST IN PROPERTIES *(Cont'd)*

(b) the usage of the Properties can be changed to both commercial and residential when the GDI Group obtains the legal title to the Properties and makes the application to the relevant authority;

(c) the acquisition of the Properties, on a completion basis, is expected to bring economic benefits to the GDI Group taking into account of the estimated market value of the Properties as of 31st December, 2005; and the ability of the GDI Group to meet the cash flow requirements to finance the acquisition and completion of the Properties, given the current financial position of the GDI Group and financial resources available to the GDI Group from internally generated funds, advances from its holding companies and/or financial institutions.

The directors of GDI are of the view that the carrying amount of deposit is not less than its recoverable amount at the balance sheet dates.

19. DEPOSIT FOR ACQUISITION OF SUBSIDIARIES

During the year ended 31st December, 2004, the GDI Group entered into conditional agreements with third parties ("Vendor Parties") to acquire the entire interest in 廣州耀陽 and 88% interest in 東莞市江海 for consideration of approximately RMB27,300,000 (approximately HK$25,756,000) and RMB25,700,000 (approximately HK$24,244,000) respectively. 廣州耀陽 and 東莞市江海 are companies incorporated in the PRC and engaged in the business of sand mining. As one of the conditions according to the conditional agreements, the Vendor Parties should procure the GDI Group to obtain all necessary approval from relevant government authorities for the proper transfer of ownership in 廣州耀陽 and 東莞市江海. Deposits of RMB21,200,000 (approximately HK$20,000,000) and RMB21,200,000 (approximately HK$20,000,000) were paid upon entering into the conditional agreements. If the conditions are not fulfilled, the GDI Group shall be entitled to terminate the agreements and the Vendor Parties shall refund the deposit to the GDI Group. During the year ended 31st December, 2005, the conditions have been fulfilled and the acquisition was completed and details in note 36.

20. GOODWILL

	HK$'000
COST	
At 1st January, 2003	33,082
Arising from acquisition of subsidiaries	387
At 31st December, 2003	33,469
Disposal of subsidiaries	(33,469)
At 31st December, 2004	—
Arising from acquisition of subsidiaries	9,123
At 31st December, 2005	9,123
AMORTISATION AND IMPAIRMENT	
At 1st January, 2003	2,129
Provided for the year	1,628
Impairment loss recognised	20,387
At 31st December, 2003	24,144
Provided for the year	155
Eliminated on disposal of subsidiaries	(24,299)
At 31st December, 2004 and 31st December, 2005	—
NET BOOK VALUES	
At 31st December, 2005	9,123
At 31st December, 2004	—
At 31st December, 2003	9,325

On 19th March, 2004, the GDI Group entered into a conditional agreement to dispose of its entire interests in Tung Fong Hung to a third party subsequent to 31st December, 2003. The directors have considered the consideration receivable from the said disposal and have identified the impairment loss attributable to the goodwill arising from acquisition of Tung Fong Hung amounting to approximately HK$20 million. The amount was charged to the combined income statement accordingly.

Prior to 31st December, 2004, goodwill was amortised on a straight-line basis and the amortisation period for goodwill is 10 years.

20. GOODWILL *(Cont'd)*

Particulars regarding impairment testing on goodwill are disclosed below:

The carrying value of goodwill as at 31st December, 2005 is attributable to the acquisition of 廣州耀陽 and 東莞市江海 of HK$9,123,000. 廣州耀陽 and 東莞市江海 are engaged in the business segment of sand mining activities ("Cash Generating Unit of Sand Mining").

During the year ended 31st December, 2005, management of the GDI Group determines that there is no impairment of goodwill of the GDI Group to the cash generating unit.

The basis of the recoverable amount of the Cash Generating Unit of Sand Mining and the major underlying assumptions are summarised below:

The recoverable amount of this unit has been determined based on a value in use calculation. This calculation uses cash flow projections based on financial budgets approved by management covering a 10-year period, and discount rate of 8%. This cash generating unit's cash flow within the first 5-year period are extrapolated using a steady 10% growth rate and no growth rate for the remaining years of the cash flows. Another key assumption for the value in use calculation is the budgeted gross margin, which is determined based on the unit's past performance and management's expectations for the market development. Management believes that any reasonable possible change in any of these assumptions would not cause the aggregate carrying amount of this cash generating unit to exceed the aggregate recoverable amount of this cash generating unit.

21. INTERESTS IN ASSOCIATES/AMOUNTS DUE FROM (TO) ASSOCIATES

	As at 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Interests in associates			
Share of net assets	537,692	354,201	546,551
Goodwill *(note (i))*			
At beginning of year	91,785	91,785	2,006
Accumulated amortisation at beginning of year	(1,148)	(10,326)	—
Arising from acquisition of associates	—	3,931	10,181
Less: amortisation provided for the year	(9,178)	(3,059)	—
Realised upon deemed disposal of interest in associates	—	(80,325)	—
As at year ended	81,459	2,006	12,187
Negative goodwill *(note (i))*			
At beginning of year	(123,379)	(123,379)	(69,994)
Accumulated release of negative goodwill at beginning of year	—	12,338	22,936
Release of negative goodwill during the year	12,338	10,598	—
Derecognition of negative goodwill to retained profit as at 1st January, 2005	—	—	47,058
Release upon disposal of interests in associates	—	53,385	—
As at year ended	(111,041)	(47,058)	—
	508,110	309,149	558,738

21. INTERESTS IN ASSOCIATES/AMOUNTS DUE FROM (TO) ASSOCIATES *(Cont'd)*

Notes:

(i) Prior to 31st December, 2004, goodwill was amortised on a straight-line basis and the amortisation period for goodwill is 10 years. Negative goodwill was released to income over 10 years. No amortisation of goodwill or release of negative goodwill is provided for on or after 1st January, 2005.

(ii) The carrying value of the unlisted convertible notes as at 31st December, 2003 represented investments in convertible note issued by Wing On Travel (Holdings) Limited ("Wing On") ("Wing On Note"). The Wing On Note carried interest at 2% per annum and was due for redemption on 19th April, 2004 at HK$84,800,000 with accrued interest. It also entitled the holders at any time after the date of the issuance of the Wing On Note and up to 19th April, 2004 to convert the Wing On Note into shares of Wing On at an initial conversion price of HK$0.032 per share (subject to adjustment). The effective interest rate for the unlisted convertible notes during the Relevant Periods is 8%.

In January 2004, the GDI Group entered into a new convertible note agreement with Wing On pursuant to which Wing On issued the convertible notes with principal amount of HK$155,000,000 ("New Wing On Note") to the GDI Group, of which HK$84,800,000 were used to settle the Wing On Note and HK$70,200,000 were used to settle the receivables due from Wing On. The New Wing On Note carried interest at 2% per annum and is due for redemption on 14th June, 2007 at HK$155,000,000 with accrued interest. The New Wing On Note entitles the holders at any time after the date of the issuance of the New Wing On Note and up to 14th June, 2007 to convert the New Wing On Note into shares in Wing On at an initial conversion price of HK$0.020 per share (subject to adjustment).

In October and November, 2004, the GDI Group converted HK$100,000,000 convertible notes of Wing On into ordinary shares of HK$0.01 each in Wing On at the conversion price of HK$0.020 per share. Certain convertible notes holders also converted their convertible notes of Wing On into ordinary shares of HK$0.01 each in Wing On at conversion price of HK$0.020 per share. The interest in Wing On held by the GDI Group increased from approximately 32.21% to approximately 38.16% upon the conversion of the convertible notes into shares of HK$0.01 each in Wing On by the GDI Group and other convertible note holder. The GDI Group also disposed of approximately 7.88% interest in Wing On for a consideration of approximately HK$45 million and the interest in Wing On held by the GDI Group was decreased to approximately 30.28%.

On 30th November, 2004, the GDI Group further entered into two placing and subscription agreements with Wing On and placing agent pursuant to which the placing agent agreed to place 6,000 million ordinary shares of HK$0.01 each in Wing On on behalf of the GDI Group at the price of HK$0.028 per share and the GDI Group would subscribe up to 6,000 million new ordinary shares in Wing On at HK$0.028 per share. The placing of 6,000 million ordinary shares of HK$0.01 each in Wing On and subscription of 3,660 million new ordinary shares of HK$0.01 each in Wing On were completed in December, 2004 and the GDI Group's interest in Wing On was decreased to approximately 19.58% as at 31st December, 2004.

The GDI Group further subscribed 8,740 million new ordinary shares of US$0.01 each in January and February 2005 and the GDI Group's interest was increased to approximately 21.1%. In April, 2005, the GDI Group further acquired 6,967,700 ordinary shares of HK$0.01 each in Wing On and further converted HK$55,000,000 convertible notes of Wing On into ordinary share of HK$0.01 each in Wing On at the conversion price of HK$0.02 per share and the interest in Wing On held by the GDI Group was increased to 27.74%

21. INTERESTS IN ASSOCIATES/AMOUNTS DUE FROM (TO) ASSOCIATES *(Cont'd)*

Notes: (Cont'd)

(iii) In accordance with HKAS 39 "Financial Instruments: Recognition and Measurement" issued by HKICPA, the conversion option element of the Wing On Note and New Wing On Note represents an embedded derivative instrument which must be accounted for separately from the unlisted convertible notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The fair value of this conversion option, representing a discount on subscription of the Wing On Note and the New Wing On Note, was estimated using the Black-Scholes option pricing model at the date of subscription of the Wing On Note and the New Wing On Note, and as at 31st December, 2003, 2004 and 2005. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during the year ended 31st December, 2003, 2004 and 2005 were nil, gain of HK$76,959,000 and loss of HK$39,743,000 respectively, which have been recognised in the combined income statement.

(iv) Loans and interest receivables due from associates are unsecured, carries interest at prevailing market rate (effective interest rate ranged from 5% – 8% per annum) and repayable after one year from balance sheet date. The fair value of the GDI Group's loans and interest receivables due from associates at each balance sheet dates approximates to the corresponding carrying amount at respective balance sheet dates.

(v) In March 2004, Pacific Century Premium Development Limited ("PCPD", formerly known as Dong Fang Gas Holdings Limited whose shares are listed on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange"), a then 43.06% owned associate of the GDI Group, entered into agreements with PCCW Limited ("PCCW", a company whose shares are listed on the Hong Kong Stock Exchange) to acquire various property interests from PCCW for a consideration of approximately HK$6,557 million which was satisfied by the issue of new shares and convertible notes by PCPD to PCCW or as it may direct. The above transaction was completed in May 2004 and the GDI Group's interest in PCPD was decreased from 43.06% to 2.83% and PCPD ceased to be an associate of the GDI Group accordingly and resulted in gain in deemed disposal of associates of approximates HK$28,510,000. The GDI Group further disposed of all its 2.83% interest in PCPD and no interest in PCPD was held by the GDI Group as at 31st December, 2004.

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Amounts due from associates	129	54,373	151,206
Amounts due to an associate	—	673	286

During the year ended 31st December, 2003, all receivables due from associates were unsecured, non-interest bearing and repayable on demand. During the year ended 31st December, 2004 and 2005, all amounts are repayable on demand and except for amount due from an associate of approximately HK$54,247,000 and HK$151,073,000 respectively are interest bearing at prevailing interest rate ranged from 5% to 8% per annum, all remaining amounts due from associates were non-interest bearing. The fair value of the amounts due from associates at balance sheet dates approximates to the corresponding carrying amount at respective balance sheet dates. The amounts due to an associate is unsecured, non-interest bearing and repayable on demand. The fair value of the amounts due to an associate at balance sheet dates approximates to the corresponding carrying amount at respective balance sheet dates.

21. INTERESTS IN ASSOCIATES/AMOUNTS DUE FROM (TO) ASSOCIATES *(Cont'd)*

Particulars of the principal associates to be acquired by GDI pursuant to Group Reorganisation are as follows:

Name of associate	Place of the incorporation/ registration/ establishment	Place of operation	Proportion of nominal value of issued share capital/registered capital held indirectly by the GDI Group %	Principal activities
China Velocity Group Limited ("China Velocity", formerly known as Rosedale Hotel Group Limited and China Land Group Limited) *(notes a and b)*	Bermuda	Hong Kong and PRC	22.65	Property investment and development in the PRC
Wing On (formerly known as Ananda Wing On Travel (Holdings) Limited) *(notes a and b)*	Bermuda	Hong Kong	27.74	Business of providing package tours, travel and other related services
Hangzhou Zhongce Rubber Company Limited ("HZ Rubber") *(note c)*	PRC	PRC	26.0	Manufacturing of tires

Notes:

(a) The shares of China Velocity and Wing On are listed on the Hong Kong Stock Exchange.

(b) These companies are a limited liability company incorporated in the respective jurisdiction.

(c) This is a sino-foreign equity joint venture.

The above table lists the associates of the GDI Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

21. INTERESTS IN ASSOCIATES/AMOUNTS DUE FROM (TO) ASSOCIATES *(Cont'd)*

The summarised financial information in respect of the GDI Group's associates is set out below:

	For the year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,680,756	6,519,685	8,382,622
(Loss) profit for the year	(631,017)	(102,198)	133,498
(Loss) profit for the year attributable to the GDI Group	(175,697)	(37,521)	43,103

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Total assets	4,097,522	5,875,595	7,431,386
Total liabilites	(2,721,716)	(4,049,781)	(5,037,199)
Net assets	1,375,806	1,825,814	2,394,187

	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Share of net assets by the GDI Group: As at 31st December	508,110	309,149	523,373
Market value of interest held by the GDI Group	323,245	311,480	317,752

22. LOANS AND INTEREST RECEIVABLES

	As at 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
Loans and interest receivables			
— secured *(note a)*	114,784	120,819	121,223
— unsecured *(note b)*	190,723	558,038	355,709
Receivable due from related companies *(note c)*	10	—	—
	305,517	678,857	476,932
Less: Allowances	(53,826)	(109,643)	(27,971)
	251,691	569,214	448,961
Less: Amounts due within one year and shown under current assets	(251,691)	(540,931)	(448,961)
Amounts due after one year	—	28,283	—

The directors consider that the carrying amount of receivables due after one year approximates their fair value.

Notes:

(a) The secured loans and interest receivables represented the amount due from Lucklong Venture Limited ("Lucklong"). Ms. Chau Mei Wah, Rosanna, director of the CSH, was also a director of Lucklong during the year ended 31st December, 2003. Allowances made in the loans receivables due from Lucklong as at 31st December, 2003, 2004 and 2005 were approximately HK$24,000,000, HK$50,619,000 and HK$81,222,000 respectively with reference to the market value of the collateral secured to the GDI Group. Shares in certain property holding companies were pledged to the GDI Group as securities to the loans receivables.

(b) The loans receivables carry interest at the prevailing market rate ranging from 8% to 12% and repayable on demand.

(c) Details of the receivables due from related companies are as follows:

	As at 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
PYI Corporation Limited ("Paul Y") (formerly known as "Paul Y.-ITC Construction Holdings Limited")	5	—	—
ITC Corporation Limited	5	—	—
	10	—	—

22. LOANS AND INTEREST RECEIVABLES *(Cont'd)*

The amounts were unsecured, non-interest bearing and were repayable on demand.

Paul Y is a substantial shareholder of CSH and ITC Corporation Limited is a shareholder of Paul Y.

The fair value of the GDI Group's loan and interest receivables at each balance sheet date approximated to the carrying amount of the receivables.

23. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

The carrying amount of the other receivables, deposits and prepayments at each balance sheet date approximate the corresponding fair value at respective balance sheet date.

24. INVESTMENTS IN SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS/OTHER INVESTMENTS

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Equity securities:			
Listed	2,761	2,252	3,297
Unlisted	125	43,623	43,619
	2,886	45,875	46,916
Debt securities:			
Unlisted	24,420	26,084	24,431
Total	27,306	71,959	71,347
Total and reported as:			
Listed			
Hong Kong	835	—	—
Elsewhere	1,926	2,252	3,297
	2,761	2,252	3,297
Unlisted	24,545	69,707	68,050
	27,306	71,959	71,347

24. INVESTMENTS IN SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS/OTHER INVESTMENTS *(Cont'd)*

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Classified under			
Current	1,142	—	—
Non-current	26,164	71,959	71,347
	27,306	71,959	71,347

The fair values of the listed securities at balance sheet date are determined based on the quoted market bid prices available on the relevant exchanges.

The carrying value of unlisted securities in Hong Kong at 31st December, 2004 and 31st December, 2005 included an amount of HK$43,498,000, representing 9.77% interest in Apex Quality Group Limited ("Apex"). Apex is incorporated in the British Virgin Islands and engaged in hotel and leisure related business. Apex was a 22.65% associate of the GDI Group as at 31st December, 2003. Upon the completion of disposal of approximately 12.88% interest of Apex by the GDI Group in September 2004, Apex ceased to be the GDI Group's associate during the year ended 31st December, 2004. The fair value of the unlisted equity securities are determined based on the present value of the estimated future cash flow discounted using the effective interest rate at the balance sheet date, approximate to the corresponding carrying amount.

The carrying value of unlisted debt securities at balance sheet dates represented a convertible note issued by a company incorporated in Australia which is engaged in the trading of fruit business. The convertible note bears interest at 8% per annum and will be matured on 29th March, 2008. The fair value of the unlisted equity securities are determined based on the present value of the estimated future cash flow discounted using the effective interest rate at the balance sheet date, approximate to the corresponding carrying amount.

25. DEFERRED TAXATION

The following are the major deferred tax assets (liabilities) recognised and movement during the Relevant Periods:

	Bad and doubtful debts and allowance	**Revaluation of property, plant and equipment**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
At 1st January, 2003	13,454	—	13,454
Credit to the combined income statement	770	—	770
	14,224	—	14,224
Realised on disposal of subsidiaries	(14,224)	—	(14,224)
At 31st December, 2003 and 2004	—	—	—
Arising on acquisition of subsidiaries	—	(20,796)	(20,796)
Exchange difference	—	(379)	(379)
At 31st December, 2005	—	(21,175)	(21,175)

26. AMOUNTS DUE FROM/TO FORMER FELLOW SUBSIDIARIES

Following the completion of the Group Reorganisation, CSH has remained as the holding company of the companies carrying on manufacturing and trading of batteries products and investment in securities. The amounts due from (to) former fellow subsidiaries represent balances due from (to) the subsidiaries held under CSH and are investing in nature. All amounts are unsecured, non-interest bearing and repayable on demand.

The amounts due from (to) former fellow subsidiaries has been assigned to GDI upon the completion of Group Reorganisation.

The carrying value of the amounts due from former fellow subsidiaries at each balance sheet dates approximates to the corresponding fair value at respective balance sheet dates.

The carrying value of amount due to former fellow subsidiaries at each balance sheet date approximates to the corresponding fair value at respective balance sheet dates.

27. BANK BALANCES AND CASH

Bank balances and cash comprises cash held by the GDI Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximated their fair value. The average interest rate ranged from 2.3% to 4.0% for the three years ended 31st December, 2005.

The bank balances and cash of the GDI Group are mainly denominated in Australia dollars, Renminbi, Hong Kong dollars and United States dollars. Included in the bank balances and cash as at the three years ended 31st December, 2005 were an amount in Australia dollars approximately of A$9,884,000, A$8,041,000 and A$8,286,000.

28. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海市龍山智業產業園 located in Long Shan Development Area, Doumen District, Zhuhai City and is to be jointly developed with 珠海市龍山工業區管理委員會. The GDI Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development ("Other Asset"). The GDI Group is also entitled to sell the Other Asset to investors at consideration to be agreed among themselves.

The amount of approximately HK$226,718,000, HK$227,167,000 and HK$229,288,000 as at 31st December, 2003, 2004 and 2005 respectively was paid by the GDI Group for obtaining the exclusive development right to the project and in obtaining certain parts of the right for land development.

As at the date of this report, the GDI Group has appointed property agent to negotiate with potential investors and the directors considered that the other asset will be sold in the next year, and the directors do not expect material further cost will be incurred for the sale of Other Asset.

At respective balance sheet dates, the directors of CSH has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisal Limited, an independent valuer, on open market value basis and no impairment loss is identified during the Relevant Periods.

29. INVENTORIES

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Raw materials	12,146	—	102
Work in progress	163	—	—
Finished goods	54,667	—	—
	66,976	—	102

The cost of inventories recognised as an expense during the year ended 31st December, 2003 and 2005, were approximately HK$2,459,991,000 and HK$4,457,000 respectively.

30. TRADE RECEIVABLES

The GDI Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet dates is as follows:

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
0 - 90 days	12,011	—	—
91 - 180 days	762	—	—
Over 180 days	945	—	—
	13,718	—	—

The carrying amount of the GDI Group's trade receivables for the three years ended 31st December, 2005 approximates to the corresponding fair value.

31. TRADE PAYABLES, OTHER PAYABLES AND ACCRUED CHARGES

Included in trade payables, other payables and accrued charges are trade payables with the following aged analysis:

	As at 31st December,		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
0 - 90 days	39,468	—	—
91 - 180 days	1,413	—	—
Over 180 days	622	293	299
	41,503	293	299
Add: Other payables and accrued charges	37,331	25,204	17,176
	78,834	25,497	17,475

The carrying amount of the GDI Group's trade payables at each balance sheet dates approximates to the corresponding fair value at respective balance sheet dates.

32. PAYABLES

Details of the payables are as follows:

		As at 31st December,		
		2003	2004	2005
	Notes	*HK$'000*	*HK$'000*	*HK$'000*
Payables due to related companies	*(a)*	3,181	417	556
Payables due to third parties	*(b)*	27,192	27	27
		30,373	444	583
Less: Amounts shown under current liabilities		(29,180)	(444)	(583)
		1,193	—	—

32. PAYABLES *(Cont'd)*

Notes:

(a) Details of the payables due to related companies are as follows:

		As at 31st December,		
		2003	**2004**	**2005**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*
PYI Management Limited (formerly known as "Paul Y.-ITC Management Limited")	*(i)*	450	—	—
Cycle Company Limited and Gunnell Properties Limited	*(i)*	693	417	556
ITC Corporation Limited	*(ii)*	744	—	—
Paul Y. (E&M) Company Limited (formerly known as "Paul Y.-ITC (E&M) Company Limited")	*(i)*	1,014	—	—
Paul Y. (E&M) Contractors Limited (formerly known as "Paul Y.-ITC (E&M) Contractors Limited")	*(i)*	280	—	—
		3,181	417	556

Notes:

(i) These companies are non wholly-owned subsidiaries of the substantial shareholders of CSH.

(ii) ITC Corporation Limited is a shareholder of the CSH's substantial shareholder.

The amounts are unsecured, carry interest at prevailing market rate ranging from 8% to 10% per annum and are repayable on demand. The fair value of the GDI Group's payables at three years ended 31st December, 2005 approximates to the corresponding carrying amount.

Except for the payable of HK$1,193,000 as at 31st December, 2003 which was repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

(b) The amounts are unsecured, carry interest at prevailing market rate ranging from 8% to 10% per annum and are repayable on demand. The fair value of the GDI Group's payables at balance sheet dates approximates to the corresponding carrying amount at respective balance sheet date.

The fair value of the GDI Group's payables at each balance sheet dates approximates to the corresponding carrying amount at respective balance sheet dates.

33. BANK LOANS AND OTHER BORROWINGS

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Bank loans	12,990	—	—
Obligations under finance leases *(note a)*	151	—	—
Bank overdrafts	2	—	—
Other borrowings *(note b)*	13,000	—	—
	26,143	—	—
Secured	151	—	—
Unsecured	25,992	—	—
	26,143	—	—
Repayable as follows:			
Within one year	26,014	—	—
Between one and two years	21	—	—
Between two and five years	108	—	—
	26,143	—	—
Less: Amount due within one year included under current liabilities	(26,014)	—	—
Amount due after one year	129	—	—

Bank overdrafts are repayable on demand. The bank loans carry interest at prevailing market rate ranging from 8% to 10% and were secured by the GDI Group's bank deposits and investment in securities. There were no undrawn facilities for the three years ended as at 31st December, 2005.

The GDI Group's bank and other borrowings are denominated in Hong Kong Dollars.

The fair value of the GDI Group's bank and other borrowings at 31st December, 2003 approximates to the corresponding carrying amount.

33. BANK LOANS AND OTHER BORROWINGS *(Cont'd)*

Notes:

(a)

	Minimum lease payments			Present value of minimum lease payments		
	As at 31st December,			As at 31st December,		
	2003	2004	2005	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases:						
Within one year	31	—	—	20	—	—
In the second to fifth years inclusive	147	—	—	131	—	—
	178	—	—	151	—	—
Less: Future finance charges	(27)	—	—	—	—	—
Present value of lease obligations	151	—	—	151	—	—
Less: Amount due within one year				(22)	—	—
Amount due after one year				129	—	—

The average lease term was five years. The average effective borrowing rate was 6.7% for the year ended 31st December, 2003. Interest rate was fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The GDI Group's obligations under finance leases contract are secured by the lessor's charge on the hired assets.

(b) As at 31st December, 2003, the amount was secured, carried interest at prevailing market rates ranged from 8% to 12% per annum and was fully repaid during the year 2004.

34. SHARE CAPITAL

For the purpose of the preparation of the combined balance sheets, the balances of share capital at 31st December, 2003, 2004 and 2005, respectively represent share capital of companies now comprising the GDI Group.

35. DISPOSAL OF INTERESTS IN SUBSIDIARIES

Year ended 31st December, 2003

The GDI Group disposed of its 51% interest in Yinchuan C.S.I., (Greatwall) Rubber Company Limited, 25% interest in Hangzhou Zhongce Rubber Company Limited (a 51% owned subsidiary of GDI Group) and 50% interest in Pacific Wins Development Ltd. at an aggregate consideration of approximately HK$206,000,000.

Year ended 31st December, 2004

The GDI Group disposed of its 100% interest in Tung Fong Hung Investment Limited for a consideration of HK$42,000,000.

Details of the assets and liabilities of the subsidiaries disposed of during the year ended 31st December, 2003 and 2004 were as follows:

	Year ended 31st December,	
	2003	**2004**
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	901,368	34,924
Deferred tax assets	14,224	—
Interests in associates	103,064	14,808
Receivables due from associates	81,551	—
Investments in securities	5,216	—
Inventories	737,767	49,319
Trade receivables	530,528	12,112
Other receivables, deposits and prepayments	207,315	8,436
Pledged bank deposits	70,098	—
Bank balances and cash	282,356	22,176
Trade payables, other payables and accrued charges	(757,379)	(43,316)
Income and other taxes payable	(34,335)	(30)
Bank loans and other borrowings	(1,274,058)	(60,197)
Obligations under finance leases	—	(149)
Minority interests	(481,183)	—
	386,532	38,083
Less: Interest retained as interests in associates	(178,053)	—
	208,479	38,083
Goodwill realised	6,852	9,170
Exchange reserve realised	(3,848)	13
	211,483	47,266
Gain (loss) on disposal	12,309	(5,266)
	223,792	42,000

35. DISPOSAL OF INTERESTS IN SUBSIDIARIES *(Cont'd)*

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Satisfied by:			
Cash	223,792	35,500	—
Promissory note included in receivables	—	6,500	—
	223,792	42,000	—
Analysis of the net (outflow) inflow of cash and cash equivalents in connection with the disposal of subsidiaries:			
Cash consideration received	223,792	35,500	—
Bank balances and cash disposed of	(282,356)	(22,176)	—
Net (outflow) inflow of cash and cash equivalents	(58,564)	13,324	—

The subsidiaries disposed of during the Relevant Periods contributed the following approximately amount to the GDI Group's turnover and the GDI Group's loss before taxation:

	Year ended 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Amount contributed to the GDI Group's turnover	2,653,540	92,262	—
(Loss) profit contributed to the GDI Group's loss before taxation	(90,362)	6,778	—

36. PURCHASE OF SUBSIDIARIES

Year ended 31st December, 2005

On 30th June, 2005, the GDI Group acquired 88% and 100% of the issued share capital of 東莞市江海and 廣州耀陽, respectively, for an aggregate cash consideration of HK$50 million. The two newly acquired subsidiaries are incorporated in the PRC and engaged in the business of sand mining. These transactions have been accounted for using the purchase method of accounting. The directors are of the view that it is impracticable to disclose the revenue and the results for the six months ended 30th June, 2005 as if the acquisition had been effected on 1st January, 2005 since such information was not provided by the vendor.

	Year ended 31st December, 2005		
	Acquiree's carrying amount before combination	**Fair value adjustments**	**Fair value**
	HK$'000	*HK$'000*	*HK$'000*
Net assets acquired:			
Property, plant and equipment	50,165	63,019	113,184
Inventories	6	—	6
Trade receivables	75	—	75
Other receivables, deposits and prepayments	647	—	647
Bank balances and cash	349	—	349
Trade payables, other payables and accrued charges	(244)	—	(244)
Amounts due to former shareholders	(49,770)	—	(49,770)
Deferred tax liabilities	—	(20,796)	(20,796)
	1,228	42,223	43,451
Minority interests	(48)	(2,526)	(2,574)
	1,180	39,697	40,877
Goodwill arising on acquisition			9,123
			50,000
Satisfied by:			
— Cash			10,000
— Deposit paid for acquisition of subsidiaries in 2004			40,000
			50,000
Net cash outflow arising or acquisition			
Cash consideration paid			(10,000)
Cash and cash equivalents acquired			349
			(9,651)

36. PURCHASE OF SUBSIDIARIES *(Cont'd)*

Year ended 31st December, 2003 and 2004

	Year ended 31st December, 2003 *HK$'000*	2004 *HK$'000*
Net assets acquired:		
Trade payables, other payables and accrued charges	(12)	—
Minority interests	410	—
	398	—
Goodwill arising on acquisition	387	—
	785	—
Satisfied by:		
Cash	785	—
Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries:		
Cash consideration paid	(785)	—
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries	(785)	—

The goodwill arising on the acquisition is attributable to the anticipated profitability of the distribution of the GDI Group's products in the new markets.

東莞市江海 and 廣州耀陽 contributed HK$5,298,000 to the GDI Group's turnover and loss before taxation of HK$3,735,000 to the GDI Group's loss before taxation for the period between the date of acquisition and 31st December, 2005.

37. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st December, 2003, the major non-cash transaction was the finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$168,000.

During the year ended 31st December, 2004, the major non-cash transactions were as follows:

(a) Addition to deposit paid for acquisition of interest in properties of approximately HK$46,686,000 were transferred from loans receivables due from associates.

(b) Addition to investment in securities of approximately HK$43,588,000 were as result of disposal of interests in associates.

(c) Loan receivables due from associates of HK$70,200,000 were settled by the issuance of convertible notes by the associates included in interests in associates.

(d) Additions to deposits paid for acquisition of subsidiaries of HK$40,000,000 were repayments from receivables.

During the year ended 31st December, 2005, the major non-cash transaction was amount due to former shareholders of approximately HK$50,000,000 was settled by the assignment of loans and interest receivable from outsiders.

38. COMMITMENTS

At the balance sheet date, the GDI Group had the following capital commitments:

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Contracted for but not provided in the financial information in respect of			
(i) Acquisition of interest in properties *(note)*	—	377,516	—
(ii) Other assets	91,489	91,981	93,301
(iii) Acquisition of subsidiaries *(note 18)*	—	10,000	—
	91,489	479,497	93,301

Note:

In respect of the conditional agreement entered into by the GDI Group in 2004 to acquire properties interest of 香樟花園 located in Shanghai, PRC at a consideration of RMB450 million (of which deposit of RMB58 million was paid by the GDI Group as at 31st December, 2005), the GDI Group has commenced legal proceedings in 2005 to demand the vendor of the properties to fulfil its obligations under the agreement. Having consulted the legal counsel and under certain considerations, the GDI Group has at present decided to exercise its discretion to proceed with the acquisition of the properties.

39. OPERATING LEASE COMMITMENTS

Lessee

The GDI Group made minimum lease payments in respect of office premises of approximately HK$25,707,000, HK$7,460,000 and $Nil under operating leases for the years ended 31st December, 2003, 2004 and 2005, respectively.

At the balance sheet dates, the GDI Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31st December,		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
Within one year	15,639	—	—
In the second to fifth year inclusive	16,930	—	—
	32,569	—	—

Leases were negotiated for an average term of one year and rentals were fixed for an average of one year.

40. PLEDGE OF ASSETS

As at 31st December, 2004 and 2005, the GDI Group had no pledge of assets.

As at 31st December, 2003:

(a) Interests in an associates with net assets value attributable to the GDI Group of approximately HK$83,622,000 were pledged to secure credit facilities granted to the associates of the GDI Group.

(b) Investment in securities with a carrying value of HK$29,046,000 were pledged to secure margin account credit facilities and banking facilities granted to the GDI Group.

The margin loan facility amounting to approximately HK$3,000 included in bank loans and other borrowings were utilised by the GDI Group.

41. RELATED PARTY TRANSACTIONS

During the Relevant Periods, the GDI Group entered into the following significant transactions with related parties:

Name of company	Nature of transactions	*Notes*	Year ended 31st December, 2003 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*
Lucklong	Loan interest income received and receivable by the GDI Group	*(a)*	5,984	—	—
Hanny Magnetics Limited	Sale of goods made by the GDI Group	*(b)*	63	—	—
PYI Management Limited (formerly known as "Paul Y.-ITC Manngement Limited")	Loan interest paid and payable by the GDI Group	*(b)*	1,193	—	—
	Sales of goods by the GDI Group		687	3	—
Paul Y. (E & M) Company Limited (formerly known as "Paul Y.-ITC (E&M) Company Limited")	Repair and maintenance fee paid and payable by the GDI Group	*(b)*	58	42	—
	Project management fee paid and payable by the GDI Group		872	—	—
	Mechanical and electrical service fee paid and payable by the GDI Group		7	—	—
Cycle Company Limited and Gunnell Properties Limited	Rental expenses paid and payable by the GDI Group	*(b)*	554	553	138
Paul Y. Interior Contractors Limited (formerly known as "Paul Y.-ITC Interior Contractors Limited")	Project management fee paid and payable by the GDI Group	*(b)*	15	—	—
Millennium Target Holdings Limited	Loan interest income received and receivable by the GDI Group	*(c)*	31	—	—
Wing On	Loan interest income received and receivable by the GDI Group	*(d)*	2,198	1,466	3,175
China Velocity	Loan interest income received and receivable by the GDI Group	*(d)*	3,249	—	—
Rosedale Park Limited	Sale of goods made by the GDI Group	*(f)*	11	—	—
	Hotel expense paid and payable by the GDI Group		14	—	—

41. RELATED PARTY TRANSACTIONS *(Cont'd)*

Name of company	Nature of transactions	Notes	Year ended 31st December, 2003	2004	2005
			HK$'000	*HK$'000*	*HK$'000*
Hong Kong Wing On Travel Service Limited	Air ticketing and travel service expenses paid and payable by the GDI Group	*(c)*	73	260	—
	Sale of goods made by the GDI Group		209	—	—
Apex	Loan interest income received and receivable by the GDI Group	*(e)*	248	3,280	2,931
Chief Altantic Profits Limited	Loan interest income received and receivable by the GDI Group	*(g)*	306	303	—

Notes:

(a) Ms. Chau Mei Wah, Rosanna ("Ms. Chau"), a director of CSH, ceased to be a director of Lucklong during the year ended 31st December, 2004. Mr. Lau Ko Yuen, the former alternate director to Ms. Chau, is a director of substantial shareholder of CSH and a director of Lucklong.

(b) Hanny Magnetics Limited, PYI Management Limited, Paul Y. (E & M) Company Limited, Cycle Company Limited and Gunnell Properties Limited, Paul Y. Interior Contractors Limited are wholly-owned subsidiaries of a substantial shareholder of CSH.

(c) Millennium Target Holdings Limited and Hong Kong Wing On Travel Service Limited are wholly-owned subsidiaries of Wing On.

(d) Wing On and China Velocity are associates of the GDI Group.

(e) Apex ceased to be associate of the GDI Group during the year ended 31st December, 2004.

(f) Rosedale Park Limited is a wholly-owned subsidiary of Apex.

(g) China Altantic Profits Limited is a wholly owned subsidiary of PCPD and PCPD ceased to be an associate of GDI Group during the year ended 31st December, 2004.

Details of balances with related parties as at the balance sheet dates are set out in the combined balance sheet and in note 21, 22 and 32.

In the opinion of the directors of CSH, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the GDI Group and the related parties.

42. RETIREMENT BENEFIT SCHEME

The GDI Group/CSH operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the GDI Group, in funds under the control of trustees. The GDI Group and employees each contribute 5% of the relevant payroll costs to the Scheme.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the GDI Group at rates specified in the rules of the schemes.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the GDI Group with respect to the pension scheme is to make the required contributions under the scheme. The amount of contributions payable to the pension schemes are charged to the income statement.

At the balance sheet dates, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the GDI Group's contributions becoming fully vested and which are available to reduce the contributions payable by the GDI Group in future years.

II. DISTRIBUTABLE RESERVES

GDI was incorporated on 1st March, 2005 and accordingly, GDI has no reserve available for distribution to the shareholders as at 31st December, 2005.

III. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the GDI Group, GDI or any of its subsidiaries have been prepared in respect of any period subsequent to 31st December, 2005.

Yours faithfully
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

Set out below are the unaudited pro forma financial information of the Hanny Group illustrating the effect of full acceptance of the GDI Offer upon Hanny's assets, liabilities, profits and business:

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED HANNY GROUP

(A) Under Option 1

The following is the unaudited pro forma balance sheet of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 1 under the GDI Offer, the disposal of Hanny Sale Shares to the Offeror (the "Partial Disposal"), as well as the very substantial disposal transaction regarding the disposal of the Memorex business (the "Memorex Disposal") had been completed as at 31st December, 2005. Accordingly, the unaudited pro forma balance sheet of the Enlarged Hanny Group is based upon the unaudited pro forma financial information of the Hanny Group extracted from a circular of Hanny dated 10th April, 2006 in relation to the Memorex Disposal (the "Pro Forma Remaining Hanny Group Financial Information") (which was based upon audited consolidated financial statements as at 31st December, 2005 as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal) and the audited consolidated balance sheet of the GDI Group as at 31st December, 2005 extracted from the financial information on the GDI Group (set out in Appendix III of this document), after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma balance sheet was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Hanny Group as at 31st December, 2005 or any future date.

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group as at 31st December, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group as at 31st December, 2005	Pro forma adjustments relating to China Strategic Group Reorganization	The GDI Group after pro forma adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 2*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Non-current Assets												
Property, plant and equipment	41,738	—	41,738	109,811	—	109,811	—		151,549	—		151,549
Intangible assets	623	—	623	9,123	—	9,123	(9,123)	*(8)*	623	—		623
Interests in subsidiaries	—	—	—	—	—	—	—	*(3)*	—	—		—
Interests in associates	637,783	(330,043)	307,740	558,738	—	558,738	(12,187)	*(8)*	854,291	(59,069)	(9) & *(10)*	795,222
Interest in an associate — the GDI Group	—	330,043	330,043	—	—	—	(330,043)	*(4)*	—	—		—
Available-for-sale investments	678,399	—	678,399	—	—	—	—		678,399	28,247	*(10)*	706,646
Investment in securities at fair value through profit or loss	—	—	—	71,347	—	71,347	—		71,347	—		71,397
Deposits for acquisition of long-term investments	190,175	—	190,175	—	—	—	—		190,175	—		190,175
Receivable due from the Purchaser	195,441	—	195,441	—	—	—	—		195,441	—		195,441
Deposit paid for acquisition of interest in properties	—	—	—	55,716	—	55,716	—		55,716	—		55,716
	1,744,159	—	1,744,159	804,735	—	804,735	(351,353)		2,197,541	(30,822)		2,166,719
Current Assets												
Other asset	—	—	—	229,288	—	229,288	—		229,288	—		229,288
Inventories	6,968	—	6,968	102	—	102	—		7,070	—		7,070
Trade and other receivables	104,045	—	104,045	40,672	—	40,672	362,139	*(5)*	506,856	7,816	*(11)*	514,672
Loans and interests receivables — due within one year	—	—	—	448,961	(86,822)	362,139	(362,139)	*(5)*	—	—		—
Investments held for trading	128,894	—	128,894	—	—	—	—		128,894	—		128,894
Short-term loan receivables	171,979	—	171,979	—	—	—	—		171,979	—		171,979
Short-term loan receivables from related companies	186,019	—	186,019	—	—	—	—		186,019	—		186,019
Margin loan receivables	24,682	—	24,682	—	—	—	—		24,682	—		24,682
Amounts due from associates	5,260	—	5,260	151,206	—	151,206	—		156,466	—		156,466
Amounts due from former fellow subsidiaries	—	—	—	721,091	(721,091)	—	—		—	—		—
Pledged bank deposit	20,591	—	20,591	—	—	—	—		20,591	—		20,591
Bank balances and cash	2,123,202	—	2,123,202	103,494	—	103,494	(112,099)	*(6)*	2,114,597	15,639	*(11)*	2,130,236
	2,771,640	—	2,771,640	1,694,814	(807,913)	886,901	(112,099)		3,546,442	23,455		3,569,897
Current Liabilities												
Trade and other payables	(274,566)	—	(274,566)	(17,475)	—	(17,475)	(583)	*(5)*	(292,624)	2,600	*(11)*	(290,024)
Payables — *due within one year*	—	—	—	(583)	—	(583)	583	*(5)*	—	—		—
Margin loan payables	(152)	—	(152)	—	—	—	—		(152)	—		(152)
Dividend payable	(9,046)	—	(9,046)	—	—	—	—		(9,046)	—		(9,046)
Amounts due to associates	(2,026)	—	(2,026)	(286)	—	(286)	—		(2,312)	—		(2,312)
Tax payable	(35,889)	—	(35,889)	(12,257)	—	(12,257)	—		(48,146)	—		(48,146)
Amounts due to former fellow subsidiaries	—	—	—	(3,023,016)	3,023,016	—	—		—	—		—
Amounts due to related parties	—	—	—	—	(199,731)	(199,731)	—		(199,731)	—		(199,731)
Borrowings — due within one year	(593,790)	—	(593,790)	—	—	—	—		(593,790)	—		(593,790)
Bank overdrafts	(26,663)	—	(26,663)	—	—	—	—		(26,663)	—		(26,663)
	(942,132)	—	(942,132)	(3,053,617)	2,823,285	(230,332)	—		(1,172,464)	2,600		(1,169,864)
Net Current Assets (Liabilities)	1,829,508	—	1,829,508	(1,358,803)	2,015,372	656,569	(112,099)		2,373,978	26,055		2,400,033
Total Assets Less Current Liabilities	3,573,667	—	3,573,667	(554,068)	2,015,372	1,461,304	(463,452)		4,571,519	(4,767)		4,566,752
Non-current Liabilities												
Borrowings — due after one year	(7,258)	—	(7,258)	—	—	—	—		(7,258)	—		(7,258)
Deferred tax liabilities	(201)	—	(201)	(21,175)	—	(21,175)	—		(21,376)	—		(21,376)
	(7,459)	—	(7,459)	(21,175)	—	(21,175)	—		(28,634)	—		(28,634)
Net Assets (Liabilities)	3,566,208	—	3,566,208	(575,243)	2,015,372	1,440,129	(463,452)		4,542,885	(4,767)		4,538,118

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group as at 31st December, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group as at 31st December, 2005	Pro forma adjustments relating to China Strategic Group Reorganization	The GDI Group after pro forma adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
		Note 1			*Note 2*							
Capital and Reserves												
Share capital	2,261	–	2,261	10,777	–	10,777	(10,154)	*(7)*	2,884	--		2,884
Reserves	2,280,791	–	2,280,791	(902,023)	2,015,372	1,113,349	(453,298)	*(8)*	2,940,842	(4,767)	*(12)*	2,936,075
Equity attributable to equity holders of the parent	2,283,052	–	2,283,052	(891,246)	2,015,372	1,124,126	(463,452)		2,943,726	(4,767)		2,938,959
Minority interests	1,283,156	–	1,283,156	316,003	–	316,003	–		1,599,159	–		1,599,159
	3,566,208	–	3,566,208	(575,243)	2,015,372	1,440,129	(463,452)		4,542,885	(4,767)		4,538,118

(B) Under Option 2

The following is the unaudited pro forma balance sheet of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 2 under the GDI Offer and the Partial Disposal as well as the Memorex Disposal had been completed as at 31st December, 2005. The unaudited pro forma balance sheet of the Enlarged Hanny Group is based upon the Pro Forma Remaining Hanny Group Financial Information (which was based upon audited consolidated financial statements as at 31st December, 2005, as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal), as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated balance sheet of the GDI Group as at 31st December, 2005 extracted from the financial information on the GDI Group (set out in Appendix III of this document), after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma balance sheet was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Hanny Group as at 31st December, 2005 or any future date.

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group as at 31st December, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group as at 31st December, 2005	Pro forma adjustments relating to China Strategic Group Reorganization	The GDI Group after pro forma adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 2*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Non-current Assets												
Property, plant and equipment	41,738	—	41,738	109,811	—	109,811	—		151,549	—		151,549
Intangible assets	623	—	623	9,123	—	9,123	56,961	*(13)*	66,707	—		66,707
Interests in subsidiaries	—	—	—	—	—	—	—	*(3)*	—	—		—
Interests in associates	637,783	(330,043)	307,740	558,738	—	558,738	(12,187)	*(15)*	854,291	(59,069)	*(9) & (10)*	795,222
Interest in an associate — the GDI Group	—	330,043	330,043	—	—	—	(330,043)	*(4)*	—	—		—
Available-for-sale investments	678,399	—	678,399	—	—	—	—		678,399	28,247	*(10)*	706,646
Investment in securities at fair value through profit or loss	—	—	—	71,347	—	71,347	—		71,347	—		71,347
Deposits for acquisition of a long-term investments	190,175	—	190,175	—	—	—	—		190,175	—		190,175
Receivable due from the Purchaser	195,441	—	195,441	—	—	—	—		195,441	—		195,441
Deposit paid for acquisition of interest in properties	—	—	—	55,716	—	55,716	—		55,716	—		55,716
	1,744,159	—	1,744,159	804,735	—	804,735	(285,269)		2,263,625	(30,822)		2,232,803
Current Assets												
Other asset	—	—	—	229,288	—	229,288	—		229,288	—		229,288
Inventories	6,968	—	6,968	102	—	102	—		7,070	—		7,070
Trade and other receivables	104,045	—	104,045	40,672	—	40,672	362,139	*(5)*	506,856	7,816	*(11)*	514,672
Loans and interests receivables — due within one year	—	—	—	448,961	(86,822)	362,139	(362,139)	*(5)*	—	—		—
Investments held for trading	128,894	—	128,894	—	—	—	—		128,894	—		128,894
Short-term loan receivables	171,979	—	171,979	—	—	—	—		171,979	—		171,979
Short-term loan receivables from related companies	186,019	—	186,019	—	—	—	—		186,019	—		186,019
Margin loan receivables	24,682	—	24,682	—	—	—	—		24,682	—		24,682
Amounts due from associates	5,260	—	5,260	151,206	—	151,206	—		156,466	—		156,466
Amounts due from former fellow subsidiaries	—	—	—	721,091	(721,091)	—	—		—	—		—
Pledged bank deposits	20,591	—	20,591	—	—	—	—		20,591	—		20,591
Bank balances and cash	2,123,202	—	2,123,202	103,494	—	103,494	—		2,226,696	15,639	*(11)*	2,242,335
	2,771,640	—	2,771,640	1,694,814	(807,913)	886,901	—		3,658,541	23,455		3,681,996
Current Liabilities												
Trade and other payables	(274,566)	—	(274,566)	(17,475)	—	(17,475)	(583)	*(5)*	(292,624)	2,600	*(11)*	(290,024)
Payables — due within one year	—	—	—	(583)	—	(583)	583	*(5)*	—	—		—
Margin loan payables	(152)	—	(152)	—	—	—	—		(152)	—		(152)
Dividend payable	(9,046)	—	(9,046)	—	—	—	—		(9,046)	—		(9,046)
Amounts due to associates	(2,026)	—	(2,026)	(286)	—	(286)	—		(2,312)	—		(2,312)
Tax payable	(35,889)	—	(35,889)	(12,257)	—	(12,257)	—		(48,146)	—		(48,146)
Amounts due to former fellow subsidiaries	—	—	—	(3,023,016)	3,023,016	—	—		—	—		—
Amounts due to related parties	—	—	—	—	(199,731)	(199,731)	—		(199,731)	—		(199,731)
Borrowings — due within one year	(593,790)	—	(593,790)	—	—	—	—		(593,790)	—		(593,790)
Bank overdrafts	(26,663)	—	(26,663)	—	—	—	—		(26,663)	—		(26,663)
	(942,132)	—	(942,132)	(3,053,617)	2,823,285	(230,332)	—		(1,172,464)	2,600		(1,169,864)
Net Current Assets (Liabilities)	1,829,508	—	1,829,508	(1,358,803)	2,015,372	656,569	—		2,486,077	26,055		2,512,132
Total Assets Less Current Liabilities	3,573,667	—	3,573,667	(554,068)	2,015,372	1,461,304	(285,269)		4,749,702	(4,767)		4,744,935
Non-current Liabilities												
Borrowings — due after one year	(7,258)	—	(7,258)	—	—	—	—		(7,258)	—		(7,258)
Convertible loan notes	—	—	—	—	—	—	(774,815)	*(16)*	(774,815)	—		(774,815)
Deferred tax liabilities	(201)	—	(201)	(21,175)	—	(21,175)	—		(21,376)	—		(21,376)
	(7,459)	—	(7,459)	(21,175)	—	(21,175)	(774,815)		(803,449)	—		(803,449)
Net Assets (Liabilities)	3,566,208	—	3,566,208	(575,243)	2,015,372	1,440,129	(1,060,084)		3,946,253	(4,767)		3,941,486

(I) THE UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group as at 31st December, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group as at 31st December, 2005	Pro forma adjustments relating to China Strategic Group Reorganization	The GDI Group after pro forma adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 2*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Capital and Reserves												
Share capital	2,261	–	2,261	10,777	–	10,777	(10,777)	*(14)*	2,261	–		2,261
Reserves	2,280,791	–	2,280,791	(902,023)	2,015,372	1,113,349	(1,049,307)	*(15)&(16)*	2,344,833	(4,767)	*(12)*	2,340,066
Equity attributable to equity holders of the parent	2,283,052	–	2,283,052	(891,246)	2,015,372	1,124,126	(1,060,084)		2,347,094	(4,767)		2,342,327
Minority interests	1,283,156	–	1,283,156	316,003	–	316,003	–		1,599,159	–		1,599,159
	3,566,208	–	3,566,208	(575,243)	2,015,372	1,440,129	(1,060,084)		3,946,253	(4,767)		3,941,486

(II) THE UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED HANNY GROUP

(A) Under Option 1

The following is the unaudited pro forma income statement of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 1 under the GDI Offer and the Partial Disposal as well as the Memorex Disposal had been completed as at 1st April, 2004, the beginning of the financial period of the Hanny Group. The unaudited pro forma income statement of the Enlarged Hanny Group was prepared based on the Pro Forma Remaining Hanny Group Financial Information (which was based upon audited consolidated income statement for the year ended 31st March, 2005, as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal), as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated income statement of the GDI Group for the year ended 31st December, 2005 extracted from the financial information on the GDI Group (as set out in Appendix III of this document) as adjusted by the reversal of the prospective adjustments made to the financial period beginning from 1st January, 2005 for the adoption of the Hong Kong Financial Reporting Standards ("HKFRS") which has been adopted by the GDI Group for the year ended 31st December, 2005 (the "Reversal Adjustments") so as to conform with the Hanny Group's accounting policies, after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma income statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the results of the Enlarged Hanny Group for the year ended 31st March, 2005 or any future period.

(II) THE UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F)= (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group for the year ended 31st December, 2005	Reversal Adjustments	The GDI Group for the year ended 31st December, 2005 after the Reversal Adjustments	Pro forma adjustments relating to the GDI Offer	*Notes*	Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal	*Notes*	Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 17*	*HK$'000*	*HK$'000*		*HK$'000*	*HK$'000*		*HK$'000*
Revenue	301,436	–	301,436	5,298	–	5,298	–		306,734	–		306,734
Cost of sales	(187,040)	–	(187,040)	(4,457)	–	(4,457)	–		(191,497)	–		(191,497)
Gross profit	114,396	–	114,396	841	–	841	–		115,237	–		115,237
Other operating income	105,079	–	105,079	33,622	(8,599)	25,023	–		130,102	–		130,102
Distribution and selling expenses	(13,080)	–	(13,080)	(1,365)	–	(1,365)	–		(14,445)	–		(14,445)
Administrative expenses	(139,017)	–	(139,017)	(33,802)	–	(33,802)	(31,116)	*(19)*	(203,935)	–		(203,935)
Other operating expenses	(29,712)	–	(29,712)	(23,030)	–	(23,030)	–		(52,742)	–		(52,742)
Realization of negative goodwill arising on acquisition of an additional interest in an associate	2,057	–	2,057	–	–	–	–		2,057	–		2,057
Finance costs	(24,328)	–	(24,328)	–	–	–	–		(24,328)	–		(24,328)
Share of results of associates	(64,909)	3,061	(61,848)	43,103	–	43,103	–		(18,745)	49,807	*(22)*	31,062
Share of results of an associate – the GDI Group	–	(3,061)	(3,061)	–	–	–	3,061	*(20)*	–	–		–
Impairment loss on goodwill arising on acquisition of an associate	(177,446)	177,446	–	–	–	–	–		–	–		–
Impairment loss on goodwill arising on acquisition of an associate – the GDI Group	–	(177,446)	(177,446)	–	–	–	177,446	*(21)*	–	–		–
Impairment loss on goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	(177,446)	*(21)*	(177,446)	–		(177,446)
Amortization of goodwill arising on acquisition of associates	(28,089)	20,876	(7,213)	–	–	–	–		(7,213)	–		(7,213)
Amortization of goodwill arising on acquisition of an associate – the GDI Group	–	(20,876)	(20,876)	–	–	–	20,876	*(21)*	–	–		–
Amortization of goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	(20,876)	*(21)*	(20,876)	–		(20,876)
Net gain (loss) on disposal of subsidiaries and associates	1,497,101	–	1,497,101	–	–	–	(2,814)	*(19)*	1,494,287	(4,036)	*(23)*	1,490,251
Realization of negative goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	65,361	*(18)*	65,361	–		65,361
Loss on disposal/dilution of interests in associates	–	–	–	(2,814)	–	(2,814)	2,814	*(19)*	–	–		–
Allowances for loans and interest receivable	–	–	–	(31,116)	–	(31,116)	31,116	*(19)*	–	–		–
Change in fair value of conversion option of unlisted convertible note	–	–	–	(39,743)	39,743	–	–		–	–		–
Profit (loss) before income tax	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	68,422		1,287,314	45,771		1,333,085
Income tax expense	(66,814)	–	(66,814)	(4,247)	–	(4,247)	–		(71,061)	–		(71,061)
Profit (loss) for the year	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	68,422		1,216,253	45,771		1,262,024
Attributable to:												
Equity holders of the parent	323,490	–	323,490	(54,259)	9,497	(44,762)	68,422		347,150	45,771		392,921
Minority interests	851,748	–	851,748	(4,292)	21,647	17,355	–		869,103	–		869,103
	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	68,422		1,216,253	45,771		1,262,024
Earnings per share												
Basic	HK$1.63										*(24)*	HK$1.51
Diluted	HK$1.56										*(24)*	HK$1.51

(II) THE UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2

The following is the unaudited pro forma income statement of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 2 under the GDI Offer and the Partial Disposal as well as the Memorex Disposal had been completed as at 1st April, 2004, the beginning of the financial period of the Hanny Group. The unaudited pro forma income statement of the Enlarged Hanny Group was prepared based on the Pro Forma Remaining Hanny Group Financial Information (which was based upon audited consolidated income statement for the year ended 31st March, 2005, as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal), as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated income statement of the GDI Group for the year ended 31st December, 2005 extracted from the financial information on the GDI Group (as set out in Appendix III of this document) as adjusted by the Reversal Adjustments so as to conform with the Hanny Group's accounting policies, after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma income statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the results of the Enlarged Hanny Group for the year ended 31st March, 2005 or any future period.

(II) THE UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F)= (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005	Pro forma adjustments relating to the distribution *in specie of* GDI Shares	The Hanny Group after pro *forma* adjustments	The GDI Group for the year *ended 31st* December, 2005	*Reversal* Adjustments	The GDI Group for the year ended 31st December, 2005 after *the Reversal* Adjustments	Pro forma adjustments relating *to the* GDI Offer		Pro forma Enlarged Hanny Group *before the* Partial Disposal	Pro forma adjustments relating to *the Partial* Disposal		Pro forma *Enlarged* Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 17*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Revenue	301,436	–	301,436	5,298	–	5,298	–		306,734	–		306,734
Cost of sales	(187,040)	–	(187,040)	(4,457)	–	(4,457)	–		(191,497)	–		(191,497)
Gross profit	114,396	–	114,396	841	–	841	–		115,237	–		115,237
Other operating income	105,079	–	105,079	33,622	(8,599)	25,023	–		130,102	–		130,102
Distribution and selling expenses	(13,080)	–	(13,080)	(1,365)	–	(1,365)	–		(14,445)	–		(14,445)
Administrative expenses	(139,017)	–	(139,017)	(33,802)	–	(33,802)	(31,116)	*(19)*	(203,935)	–		(203,935)
Other operating expenses	(29,712)	–	(29,712)	(23,030)	–	(23,030)	–		(52,742)	–		(52,742)
Realization of negative goodwill arising on acquisition of an additional interest in an associate	2,057	–	2,057	–	–	–	–		2,057	–		2,057
Finance costs	(24,328)	–	(24,328)	–	–	–	(46,920)	(26)	(71,248)	–		(71,248)
Share of results of associates	(64,909)	3,061	(61,848)	43,103	–	43,103	–		(18,745)	49,807	(22)	31,062
Share of results of an associate — *the GDI Group*	–	(3,061)	(3,061)	–	–	–	3,061	*(20)*	–	–		–
Impairment loss on goodwill arising on acquisition of an associate	(177,446)	177,446	–	–	–	–	–		–	–		–
Impairment loss on goodwill arising on acquisition of an associate — the GDI Group	–	(177,446)	(177,446)	–	–	–	177,446	*(21)*	–	–		–
Impairment loss on goodwill arising on *acquisition of the GDI Group*	–	–	–	–	–	–	(177,446)	*(21)*	(177,446)	–		(177,446)
Amortization of goodwill arising on acquisition of associates	(28,089)	20,876	(7,213)	–	–	–	–		(7,213)	–		(7,213)
Amortization of goodwill arising on acquisition of an associate — *the GDI Group*	–	(20,876)	(20,876)	–	–	–	20,876	*(21)*	–	–		–
Amortization of goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	(20,876)	*(21)*	(20,876)	–		(20,876)
Net (loss) gain on disposal of subsidiaries and associates	1,497,101	–	1,497,101	–	–	–	(2,814)	*(19)*	1,494,287	(4,036)	(23)	1,490,251
Realization of negative goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	2,461	*(25)*	2,461	–		2,461
Loss on disposal/dilution of interests in associates			–	(2,814)	–	(2,814)	2,814	*(19)*	–	–		–
Allowances for loans and interest receivable	–	–	–	(31,116)	–	(31,116)	31,116	*(19)*	–	–		–
Change in fair value of conversion option of unlisted convertible note	–	–	–	(39,743)	39,743	–	–		–	–		–
Profit (loss) before income tax	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	(41,398)		1,177,494	45,771		1,223,265
Income tax expense	(66,814)	–	(66,814)	(4,247)	–	(4,247)	–		(71,061)	–		(71,061)
Profit (loss) for the year	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	(41,398)		1,106,433	45,771		1,152,204
Attributable to:												
Equity holders of the parent	323,490	–	323,490	(54,259)	9,497	(44,762)	(41,398)		237,330	45,771		283,101
Minority interests	851,748	–	851,748	(4,292)	21,647	17,355	–		869,103	–		869,103
	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	(41,398)		1,106,433	45,771		1,152,204
Earnings per share												
Basic	HK$1.63										(27)	HK$1.43
Diluted	HK$1.56										(27)	HK$1.43

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP

(A) Under Option 1

The following is the unaudited pro forma cash flow statement of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 1 under the GDI Offer and the Partial Disposal as well as the Memorex Disposal had been completed as at 1st April, 2004, the beginning of the financial period of the Hanny Group. The unaudited pro forma cash flow statement of the Enlarged Hanny Group was prepared based on the Pro Forma Remaining Hanny Group Financial Information (which was based upon audited consolidated cash flow statement for the year ended 31st March, 2005, as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal), as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated cash flow statement of the GDI Group for the year ended 31st December, 2005 extracted from the financial information on the GDI Group (as set out in Appendix III of this document) as adjusted by the Reversal Adjustments so as to conform with the Hanny Group's accounting policies, after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma cash flow statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the cash flows of the Enlarged Hanny Group for the year ended 31st March, 2005 or any future period.

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005 *HK$'000*	Pro forma adjustments relating to the distribution in specie of GDI Shares *HK$'000* *Note 1*	The Hanny Group after pro forma adjustments *HK$'000*	The GDI Group for the year ended 31st December, 2005 *HK$'000*	Reversal Adjustments *HK$'000* *Note 17*	The GDI Group for the year ended 31st December, 2005 after the Reversal Adjustments *HK$'000*	Pro forma adjustments relating to the GDI Offer *HK$'000*	*Notes*	Pro forma Enlarged Hanny Group before the Partial Disposal *HK$'000*	Pro forma adjustments relating to the Partial Disposal *HK$'000*	*Notes*	Pro forma Enlarged Hanny Group *HK$'000*
OPERATING ACTIVITIES												
Profit (loss) before income tax	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	68,422	*(18) & (20)*	1,287,314	45,771	*(22) & (23)*	1,333,085
Adjustments for:												
Interest income	(22,141)	–	(22,141)	(29,762)	8,599	(21,163)	–		(43,304)	–		(43,304)
Finance costs	24,328	–	24,328	–	–	–	–		24,328	–		24,328
Share of results of associates	64,909	(3,061)	61,848	(43,103)	–	(43,103)	–		18,745	(49,807)	*(22)*	(31,062)
Share of results of an associate— — the GDI Group	–	3,061	3,061	–	–	–	(3,061)	*(20)*	–	–		–
Realization of negative goodwill arising on acquisition of additional interest in an associate	(2,057)	–	(2,057)	–	–	–	–		(2,057)	–		(2,057)
Amortization of goodwill arising on acquisition of associates	28,089	(20,876)	7,213	–	–	–	–		7,213	–		7,213
Amortization of goodwill arising *on acquisition of an associate* — the GDI Group	–	20,876	20,876	–	–	–	(20,876)	*(21)*	–	–		–
Amortization of goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	20,876	*(21)*	20,876	–		20,876
Impairment loss on goodwill arising on acquisition of an associate	177,446	(177,446)	–	–	–	–	–		–	–		–
Impairment loss on goodwill arising *on acquisition of an associate — the GDI Group*	–	177,446	177,446	–	–	–	(177,446)	*(21)*	–	–		–
Impairment loss on goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	177,446	*(21)*	177,446	–		177,446
Net (gain) loss on disposal of subsidiaries and associates	(1,497,101)	–	(1,497,101)	–	–	–	2,814	*(28)*	(1,494,287)	4,036	*(23)*	(1,490,251)
Net unrealized holding gain on other investments/held *for trading securities*	(17,223)	–	(17,223)	(1,208)	–	(1,208)	–		(18,431)	–		(18,431)
Reversal of allowance for margin loan receivables	(2,387)	–	(2,387)	–	–	–	–		(2,387)	–		(2,387)
Loss on disposal/dilution of interests in associates	–	–	–	2,814	–	2,814	(2,814)	*(28)*	–	–		–
Realization of negative goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	(65,361)	*(18)*	(65,361)	–		(65,361)
Realization of negative goodwill arising on *acquisition of an associate*	(8)	–	(8)	–	–	–	–		(8)	–		(8)
Amortization of intangible assets	49,838	–	49,838	–	–	–	–		49,838	–		49,838
Allowance for slow moving and obsolete inventories	1,060	–	1,060	–	–	–	–		1,060	–		1,060
Allowances for bad and doubtful debts	22,269	–	22,269	18,575	–	18,575	–		40,844	–		40,844
Depreciation and amortization of property, plant and equipment	8,162	–	8,162	5,865	–	5,865	–		14,027	–		14,027
Allowance for loans receivable	8,338	–	8,338	–	–	–	–		8,338	–		8,338
Allowance for loans and interest receivable	–	–	–	31,116	–	31,116	–		31,116	–		31,116
Loss on disposal of property, plant and equipment	405	–	405	–	–	–	–		405	–		405
Net loss on disposal of investment securities	29,712	–	29,712	716	–	716	–		30,428	–		30,428
Change in fair value of conversion option of unlisted convertible note	–	–	–	39,743	(39,743)	–	–		–	–		–
Operating cash flows before movements in working capital	115,691	–	115,691	(29,548)	–	(29,548)	–		86,143	–		86,143
Decrease (increase) in other asset	37,085	–	37,085	(2,121)	–	(2,121)	–		34,964	–		34,964
Decrease (increase) in inventories	14,001	–	14,001	(96)	–	(96)	–		13,905	–		13,905
Increase in trade and other receivables	1,434,136	–	1,434,136	–	–	–	19,272	*(28)*	1,453,408	–		1,453,408
Increase in other receivables, deposit and prepayments	–	–	–	19,272	–	19,272	(19,272)	*(28)*	–	–		–
Increase in amounts due from associates	–	–	–	(15,164)	–	(15,164)	–		(15,164)	–		(15,164)
Decrease in other investments	13,623	–	13,623	–	–	–	–		13,623	–		13,623
Decrease in margin loan receivables	4,174	–	4,174	–	–	–	–		4,174	–		4,174
(Decrease) increase in trade and other payables	(1,468,366)	–	(1,468,366)	(8,127)	–	(8,127)	–		(1,476,493)	–		(1,476,493)
Decrease in amounts due to associates	–	–	–	(387)	–	(387)	–		(387)	–		(387)
Decrease in margin loan payables	(587)	–	(587)	–	–	–	–		(587)	–		(587)
Decrease in bills payable	(1,295)	–	(1,295)	–	–	–	–		(1,295)	–		(1,295)
Decrease in amounts due to fellow subsidiaries	(20,730)	–	(20,730)	–	–	–	–		(20,730)	–		(20,730)
Decrease in amounts due from fellow subsidiaries	3,526	–	3,526	–	–	–	–		3,526	–		3,526
Cash generated from (used in) operations	131,258	–	131,258	(36,171)	–	(36,171)	–		95,087	–		95,087
Interest and finance charges paid	(5,326)	–	(5,326)	–	–	–	–		(5,326)	–		(5,326)
Overseas tax (paid) refunded	(2,237)	–	(2,237)	245	–	245	–		(1,992)	–		(1,992)
Hong Kong Profits Tax refunded	386	–	386	–	–	–	–		386	–		386
NET CASH FROM (USED IN) OPERATING ACTIVITIES	124,081	–	124,081	(35,926)	–	(35,926)	–		88,155	–		88,155

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group for the year ended 31st December, 2005	Reversal Adjustments	The GDI Group for the year ended 31st December, 2005 after the Reversal Adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 17*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
INVESTING ACTIVITIES												
Proceeds from disposal of investment securities	150,255	–	150,255	77,547	–	77,547	–		227,802	–		227,802
Amounts repaid by associates	14,256	–	14,256	–	–	–	–		14,256	–		14,256
Repayment of short-term loan receivables from a related company	32,890	–	32,890	–	–	–	–		32,890	–		32,890
Repayment of short-term loan receivables	29,588	–	29,588	–	–	–	–		29,588	–		29,588
Interest received	17,711	–	17,711	8,488	–	8,488	–		26,199	–		26,199
Disposal of subsidiaries	2,110,405	–	2,110,405	–	–	–	–		2,110,405	–		2,110,405
Dividend received from an associate	4,668	–	4,668	2,427	–	2,427	–		7,095	–		7,095
Proceeds from disposal of property, plant and equipment	989	–	989	125	–	125	–		1,114	–		1,114
Proceeds from disposal of an associate	10	–	10	–	–	–	–		10	23,455	*(30)*	23,465
Acquisition of investment securities	(123,348)	–	(123,348)	(78,259)	–	(78,259)	–		(201,607)	–		(201,607)
Acquisition of the GDI Group	–	–	–	–	–	–	(39,618)	*(29)*	(39,618)	–		(39,618)
Increase in short-term loan receivables	(105,755)	–	(105,755)	–	–	–	–		(105,755)	–		(105,755)
Increase in short-term loan receivables from related companies	(89,758)	–	(89,758)	–	–	–	–		(89,758)	–		(89,758)
Acquisition of interest in associates	(44,148)	–	(44,148)	(63,152)	–	(63,152)	–		(107,300)	–		(107,300)
Purchase of subsidiaries (net of cash and cash equivalents	–	–	–	(9,651)	–	(9,651)	–		(9,651)	–		(9,651)
Acquisition of an additional interest in a subsidiary	(37,320)	–	(37,320)	–	–	–	–		(37,320)	–		(37,320)
Deposit for acquisition of a long-term investment	(35,000)	–	(35,000)	–	–	–	–		(35,000)	–		(35,000)
Increase in pledged bank deposits	(20,014)	–	(20,014)	–	–	–	–		(20,014)	–		(20,014)
Purchase of property, plant and equipment	(643)	–	(643)	(331)	–	(331)	–		(974)	–		(974)
Acquisition of unlisted debt security	(12,000)	–	(12,000)	–	–	–	–		(12,000)	–		(12,000)
Repayment from third parties	–	–	–	345,672	–	345,672	–		345,672	–		345,672
Amount advanced to third parties	–	–	–	(285,122)	–	(285,122)	–		(285,122)	–		(285,122)
Payment for acquisition of interest in properties	–	–	–	(8,704)	–	(8,704)	–		(8,704)	–		(8,704)
Decrease in amounts due from former fellow subsidiaries	–	–	–	121,572	–	121,572	–		121,572	–		121,572
NET CASH FROM INVESTING ACTIVITIES	1,892,786	–	1,892,786	110,612	–	110,612	(39,618)		1,963,780	23,455		1,987,235
FINANCING ACTIVITIES												
Bank loans raised	185,633	–	185,633	–	–	–	–		185,633	–		185,633
Proceeds from issue of shares	118,500	–	118,500	–	–	–	–		118,500	–		118,500
Other loans raised	10,000	–	10,000	–	–	–	–		10,000	–		10,000
Repayments of bank loans	(158,557)	–	(158,557)	–	–	–	–		(158,557)	–		(158,557)
Dividends paid	(10,987)	–	(10,987)	–	–	–	–		(10,987)	–		(10,987)
Repayments of obligations under finance lease	(3)	–	(3)	–	–	–	–		(3)	–		(3)
Repayments to a minority shareholder	(10)	–	(10)	–	–	–	–		(10)	–		(10)
Decrease in amounts due to former fellow subsidiaries	–	–	–	(41,964)	–	(41,964)	–		(41,964)	–		(41,964)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	144,576	–	144,576	(41,964)	–	(41,964)	–		102,612	–		102,612
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,161,443	–	2,161,443	32,722	–	32,722	(39,618)		2,154,547	23,455		2,178,002
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	141,094	–	141,094	72,481	–	72,481	(72,481)	*(31)*	141,094	–		141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	178	–	178	(1,709)	–	(1,709)	–		(1,531)	–		(1,531)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	2,302,715	–	2,302,715	103,494	–	103,494	(112,099)		2,294,110	23,455		2,317,565
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS												
Bank balances and cash	2,321,331	–	2,321,331	103,494	–	103,494	(112,099)		2,312,726	23,455		2,336,181
Bank overdrafts	(18,616)	–	(18,616)	–	–	–	–		(18,616)	–		(18,616)
	2,302,715	–	2,302,715	103,494	–	103,494	(112,099)		2,294,110	23,455		2,317,565

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2

The following is the unaudited pro forma cash flow statement of the Enlarged Hanny Group assuming that the distribution in specie of the GDI Shares by China Strategic and China Strategic Group Reorganization had been completed and all shareholders of the GDI Group other than the Hanny Group had chosen Option 2 under the GDI Offer and the Partial Disposal as well as the Memorex Disposal had been completed as at 1st April, 2004, the beginning of the financial period of the Hanny Group. The unaudited pro forma cash flow statement of the Enlarged Hanny Group was prepared based on Pro Forma Remaining Hanny Group Financial Information (which was based upon audited consolidated cash flow statement for the year ended 31st March, 2005, as set out in Appendix II of this document after making pro forma adjustments relating to the Memorex Disposal), as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated cash flow statement of the GDI Group for the year ended 31st December, 2005 extracted from the financial information on the GDI Group (as set out in Appendix III of this document) as adjusted by the Reversal Adjustments so as to conform with the Hanny Group's accounting policies, after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma cash flow statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the cash flows of the Enlarged Hanny Group for the year ended 31st March, 2005 or any future period.

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005	Pro forma adjustments relating to the distribution in specie of GDI Shares	The Hanny Group after pro forma adjustments	The GDI Group for the year ended 31st December, 2005	Reversal Adjustments	The GDI Group for the year ended 31st December, 2005 after the Reversal Adjustments	Pro forma adjustments relating to the GDI Offer		Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments relating to the Partial Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 17*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
OPERATING ACTIVITIES												
Profit (loss) before income tax	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	(41,398)	*(20), (25) & (26)*	1,177,494	45,771	*(22) & (23)*	1,223,265
Adjustments for:												
Interest income	(22,141)	–	(22,141)	(29,762)	8,599	(21,163)	–		(43,304)	–		(43,304)
Finance costs	24,328	–	24,328	–	–	–	46,920	*(26)*	71,248	–		71,248
Share of results of associates	64,909	(3,061)	61,848	(43,103)	–	(43,103)	–		18,745	(49,807)	*(22)*	(31,062)
Share of results of an associate – the GDI Group	–	3,061	3,061	–	–	–	(3,061)	*(20)*	–	–		–
Realization of negative goodwill arising on acquisition of additional interest in an associate	(2,057)	–	(2,057)	–	–	–	–		(2,057)	–		(2,057)
Amortization of goodwill arising on acquisition of associates	28,089	(20,876)	7,213	–	–	–	–		7,213	–		7,213
Amortization of goodwill arising on acquisition of an associate – the GDI Group	–	20,876	20,876	–	–	–	(20,876)	*(21)*	–	–		–
Amortization of goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	20,876	*(21)*	20,876	–		20,876
Impairment loss on goodwill arising on acquisition of an associate	177,446	(177,446)	–	–	–	–	–		–	–		–
Impairment loss on goodwill arising on acquisition of an associate – the GDI Group	–	177,446	177,446	–	–	–	(177,446)	*(21)*	–	–		–
Impairment loss on goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	177,446	*(21)*	177,446	–		177,446
Net gain (loss) on disposal of subsidiaries and associates	(1,497,101)	–	(1,497,101)	–	–	–	2,814	*(28)*	(1,494,287)	4,036	*(23)*	(1,490,251)
Net unrealized holding gain on other investments/held for trading investments	(17,223)	–	(17,223)	(1,208)	–	(1,208)	–		(18,431)	–		(18,431)
Reversal of allowance for margin loan receivables	(2,387)	–	(2,387)	–	–	–	–		(2,387)	–		(2,387)
Loss on disposal/dilution of interests in associates	–	–	–	2,814	–	2,814	(2,814)	*(28)*	–	–		–
Realization of negative goodwill arising on acquisition of the GDI Group	–	–	–	–	–	–	(2,461)	*(25)*	(2,461)	–		(2,461)
Realization of negative goodwill arising on acquisition of an associate	(8)	–	(8)	–	–	–	–		(8)	–		(8)
Amortization of intangible assets	49,838	–	49,838	–	–	–	–		49,838	–		49,838
Allowance for slow moving and obsolete inventories	1,060	–	1,060	–	–	–	–		1,060	–		1,060
Allowance for bad and doubtful debts	22,269	–	22,269	18,575	–	18,575	–		40,844	–		40,844
Depreciation and amortization of property, plant and equipment	8,162	–	8,162	5,865	–	5,865	–		14,027	–		14,027
Allowance for loans receivable	8,338	–	8,338	–	–	–	–		8,338	–		8,338
Allowance for loans and interest receivable	–	–	–	31,116	–	31,116	–		31,116	–		31,116
Loss on disposal of property, plant and equipment	405	–	405	–	–	–	–		405	–		405
Net loss on disposal of investment securities	29,712	–	29,712	716	–	716	–		30,428	–		30,428
Change in fair value of conversion option of unlisted convertible note	–	–	–	39,743	(39,743)	–	–		–	–		–
Operating cash flows before movements in working capital	115,691	–	115,691	(29,548)	–	(29,548)	–		86,143	–		86,143
Decrease (increase) in other asset	37,085	–	37,085	(2,121)	–	(2,121)	–		34,964	–		34,964
Decrease (increase) in inventories	14,001	–	14,001	(96)	–	(96)	–		13,905	–		13,905
Increase in trade and other receivables	1,434,136	–	1,434,136	–	–	–	19,272	*(28)*	1,453,408	–		1,453,408
Increase in other receivables, deposits and prepayments	–	–	–	19,272	–	19,272	(19,272)	*(28)*	–	–		–
Increase in amounts due from associates	–	–	–	(15,164)	–	(15,164)	–		(15,164)	–		(15,164)
Decrease in other investments	13,623	–	13,623	–	–	–	–		13,623	–		13,623
Decrease in margin loan receivables	4,174	–	4,174	–	–	–	–		4,174	–		4,174
(Decrease) increase in trade and other payables	(1,468,366)	–	(1,468,366)	(8,127)	–	(8,127)	–		(1,476,493)	–		(1,476,493)
Decrease in amounts due to associates	–	–	–	(387)	–	(387)	–		(387)	–		(387)
Decrease in margin loan payables	(587)	–	(587)	–	–	–	–		(587)	–		(587)
Decrease in bills payable	(1,295)	–	(1,295)	–	–	–	–		(1,295)	–		(1,295)
Decrease in amounts due to fellow subsidiaries	(20,730)	–	(20,730)	–	–	–	–		(20,730)	–		(20,730)
Decrease in amounts due from fellow subsidiaries	3,526	–	3,526	–	–	–	–		3,526	–		3,526
Cash generated from (used in) operations	131,258	–	131,258	(36,171)	–	(36,171)	–		95,087	–		95,087
Interest and finance charges paid	(5,326)	–	(5,326)	–	–	–	(18,683)	*(26)*	(24,009)	–		(24,009)
Overseas tax (paid) refunded	(2,237)	–	(2,237)	245	–	245	–		(1,992)	–		(1,992)
Hong Kong Profits Tax refunded	386	–	386	–	–	–	–		386	–		386
NET CASH FROM (USED IN) OPERATING ACTIVITIES	124,081	–	124,081	(35,926)	–	(35,926)	(18,683)		69,472	–		69,472

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	Pro forma Remaining Hanny Group for the year ended 31st March, 2005	*Pro forma* adjustments relating to the distribution *in specie of* GDI Shares	The Hanny Group after pro *forma* adjustments	*The GDI* Group for the year ended 31st December, 2005	Reversal Adjustment	The GDI *Group for* the year ended 31st December, 2005 after the Reversal Adjustments	Pro forma adjustments relating *to the* GDI Offer		Pro forma Enlarged Hanny Group *before the* Partial Disposal	Pro forma adjustments relating to *the Partial* Disposal		Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000* *Note 1*	*HK$'000*	*HK$'000*	*HK$'000* *Note 17*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
INVESTING ACTIVITIES												
Proceeds from disposal of investment securities	150,255	–	150,255	77,547	–	77,547	–		227,802	–		227,802
Amounts repaid by associates	14,256	–	14,256	–	–	–	–		14,256	–		14,256
Repayment of short-term loan receivables from a related company	32,890	–	32,890	–	–	–	–		32,890	–		32,890
Repayment of short-term loan receivables	29,588	–	29,588	–	–	–	–		29,588	–		29,588
Interest received	17,711	–	17,711	8,488	–	8,488	–		26,199	–		26,199
Disposal of subsidiaries	2,110,405	–	2,110,405	–	–	–	–		2,110,405	–		2,110,405
Dividend received from an associate	4,668	–	4,668	2,427	–	2,427	–		7,095	–		7,095
Proceeds from disposal of property, plant and equipment	989	–	989	125	–	125	–		1,114	–		1,114
Proceeds from disposal of an associate	10	–	10	–	–	–	–		10	23,455	*(30)*	23,465
Acquisition of investment securities	(123,348)	–	(123,348)	(78,259)	–	(78,259)	–		(201,607)	–		(201,607)
Acquisition of the GDI Group	–	–	–	–	–	–	72,481	*(31)*	72,481	–		72,481
Increase in short-term loan receivables	(105,755)	–	(105,755)	–	–	–	–		(105,755)	–		(105,755)
Increase in short-term loan receivables from related companies	(89,758)	–	(89,758)	–	–	–	–		(89,758)	–		(89,758)
Acquisition of interest in associates	(44,148)	–	(44,148)	(63,152)	–	(63,152)	–		(107,300)	–		(107,300)
Purchase of subsidiaries (net of cash and cash equivalents)	–	–	–	(9,651)	–	(9,651)	–		(9,651)	–		(9,651)
Acquisition of an additional interest in a subsidiary	(37,320)	–	(37,320)	–	–	–	–		(37,320)	–		(37,320)
Deposit for acquisition of a long-term investment	(35,000)	–	(35,000)	–	–	–	–		(35,000)	–		(35,000)
Increase in pledged bank deposits	(20,014)	–	(20,014)	–	–	–	–		(20,014)	–		(20,014)
Purchase of property, plant and equipment	(643)	–	(643)	(331)	–	(331)	–		(974)	–		(974)
Acquisition of unlisted debt security	(12,000)	–	(12,000)	–	–	–	–		(12,000)	–		(12,000)
Repayment from third parties	–	–	–	345,672	–	345,672	–		345,672	–		345,672
Amount advanced to third parties	–	–	–	(285,122)	–	(285,122)	–		(285,122)	–		(285,122)
Payment for acquisition of interest in properties	–	–	–	(8,704)	–	(8,704)	–		(8,704)	–		(8,704)
Decrease in amounts due from former fellow subsidiaries	–	–	–	121,572	–	121,572	–		121,572	–		121,572
NET CASH FROM INVESTING ACTIVITIES	1,892,786	–	1,892,786	110,612	–	110,612	72,481		2,075,879	23,455		2,099,334
FINANCING ACTIVITIES												
Bank loans raised	185,633	–	185,633	–	–	–	–		185,633	–		185,633
Proceeds from issue of shares	118,500	–	118,500	–	–	–	–		118,500	–		118,500
Other loans raised	10,000	–	10,000	–	–	–	–		10,000	–		10,000
Repayments of bank loans	(158,557)	–	(158,557)	–	–	–	–		(158,557)	–		(158,557)
Dividends paid	(10,987)	–	(10,987)	–	–	–	–		(10,987)	–		(10,987)
Repayments of obligations under finance lease	(3)	–	(3)	–	–	–	–		(3)	–		(3)
Repayments to a minority shareholder	(10)	–	(10)	–	–	–	–		(10)	–		(10)
Decrease in amounts due to former fellow subsidiaries	–	–	–	(41,964)	–	(41,964)	–		(41,964)	–		(41,964)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	144,576	–	144,576	(41,964)	–	(41,964)	–		102,612	–		102,612
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,161,443	–	2,161,443	32,722	–	32,722	53,798		2,247,963	23,455		2,271,418
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	141,094	–	141,094	72,481	–	72,481	(72,481)	*(31)*	141,094	–		141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	178	–	178	(1,709)	–	(1,709)	–		(1,531)	–		(1,531)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	2,302,715	–	2,302,715	103,494	–	103,494	(18,683)		2,387,526	23,455		2,410,981
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS												
Bank balances and cash	2,321,331	–	2,321,331	103,494	–	103,494	(18,683)		2,406,142	23,455		2,429,597
Bank overdrafts	(18,616)	–	(18,616)	–	–	–	–		(18,616)	–		(18,616)
	2,302,715	–	2,302,715	103,494	–	103,494	(18,683)		2,387,526	23,455		2,410,981

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

Notes:

(1) For the pro forma balance sheet, the adjustment reflects the distribution of 29.4% interests in the GDI Group of HK$330,043,000 pursuant to the China Strategic Group Reorganization.

For the pro forma income statement and the pro forma cash flow statement, the adjustments reflect the reclassification of the income statement items and cash flow statement items, respectively, relating to the GDI Group pursuant to the China Strategic Group Reorganization.

(2) The adjustments relating to China Strategic Group Reorganization are set out below:

— the transfer of liabilities of approximately HK$199,731,000 from the members of the China Strategic Group to the GDI Group, and transfer of assets of approximately HK$86,822,000 from the GDI Group to the members of the China Strategic Group pursuant to the China Strategic Group Reorganization and transfer agreements entered into between members of the China Strategic Group and the GDI Group dated 19th May, 2006;

— the assignment of intragroup amounts due to the members of the China Strategic Group by the members of the GDI Group to GDI; and

— the assignment of intragroup amounts due to the members of the GDI Group by the members of the China Strategic Group to China Strategic.

(3) The adjustment reflects:

— the reclassification of 29.4% interests in the GDI Group of HK$330,043,000 from interests in associates pursuant to the China Strategic Group Reorganization to interests in subsidiaries;

— the additional investment cost of HK$345,641,000 and HK$838,857,000 for the acquisition of the remaining interests of 70.6% in the GDI Group under Option 1 and Option 2 of the GDI Offer, respectively; and

— the elimination of the investment cost in the GDI Group of HK$675,684,000 and HK$1,168,900,000 under Option 1 and Option 2 of the GDI Offer, respectively.

(4) The adjustment reflects the reclassification of 29.4% interest in the GDI Group of HK$330,043,000 to interests in subsidiaries pursuant to the China Strategic Group Reorganization.

(5) The adjustment reflects the reclassification of the GDI Group's balance sheet items to conform with the Hanny Group's presentation.

(6) The adjustment reflects the cash outflow of HK$112,099,000 paid by the Hanny Group as part of the consideration to acquire the remaining 70.6% interests in the GDI Group under Option 1 of the GDI Offer.

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION *(Cont'd)*

Notes: (Cont'd)

(7) The adjustment reflects:

— the issue of 62,277,529 new Hanny Shares at HK$0.01 each for a consideration of HK$3.75 per Hanny Share (the closing share price of Hanny Shares as at 31st December, 2005) under the Option 1 of the GDI Offer; and

— the elimination of issued share capital of the GDI Group of HK$10,777,000.

(8) The adjustment reflects:

— the elimination of credit balances on pre-acquisition reserves of the GDI Group of HK$1,113,349,000 as at 31st December, 2005;

— the reclassification of goodwill and goodwill included in interests in associates of the GDI Group;

— the recognition of excess of the Hanny Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition", previously known as "negative goodwill") of HK$427,132,000, which would be credited to income statement as at 31st December, 2005, arising from the acquisition of the remaining 70.6% interests in the GDI Group for a total consideration of HK$345,641,000 under Option 1 of the GDI Offer, with the assumption that the fair value of the net assets of the GDI Group is the same as the carrying amount of the net assets less goodwill of HK$9,123,000 and goodwill included in interests in associates of HK$12,187,000 as at 31st December, 2005; and

— the share premium of HK$232,919,000 arising from the new issue of 62,277,529 Hanny Shares at HK$0.01 each for a consideration of HK$3.75 per Hanny Share under Option 1 of the GDI Offer.

(9) The adjustment reflects the Partial Disposal of 15.3% interests in the China Strategic Group of HK$30,822,000 under the Share Sale Agreement.

(10) The adjustment reflects the reclassification of the remaining 14.1% interests in the China Strategic Group of HK$28,247,000 from interests in associates to available-for-sale investments.

(11) The adjustment reflects the sales proceeds of HK$26,055,000 for the Partial Disposal of 15.3% interests in the China Strategic Group under the Share Sale Agreement. The Enlarged Hanny Group had already received a deposit of HK$2,600,000 before the completion of the Partial Disposal and the remaining balance of HK$15,639,000 and HK$7,816,000 would be received upon the completion and within six months after the completion of the Partial Disposal, respectively.

(12) The adjustment reflects the loss on disposal of HK$4,767,000 from the Partial Disposal of 15.3% interests in the China Strategic Group under the Share Sale Agreement.

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION *(Cont'd)*

Notes: (Cont'd)

(13) The adjustment reflects the goodwill of HK$66,084,000 arising from the acquisition of the remaining 70.6% interests in the GDI Group for a total consideration of the issuance of the Hanny Bonds at the estimated fair value of HK$838,857,000 as at 31st December, 2005, being the latest practicable date of assessing the fair value of the Hanny Bonds for the purpose of this unaudited pro forma financial information under Option 2 of the GDI Offer with the assumption that the fair value of the net assets of the GDI Group is the same as the carrying amount of the net assets less goodwill of HK$9,123,000 and goodwill included in interests in associates of HK$12,187,000 as at 31st December, 2005.

(14) The adjustment reflects the elimination of share capital of the GDI Group of HK$10,777,000.

(15) The adjustment reflects:

— the elimination of credit balances on pre-acquisition reserves of the GDI Group of HK$1,113,349,000 as at 31st December, 2005; and

— the reclassification of goodwill and goodwill included in interests in associates of the GDI Group.

(16) The adjustment reflects the issuance of the Hanny Bonds with the estimated fair value for the aggregate principal amount of HK$838,857,000 as at 31st December, 2005 to the shareholders of the GDI Group subject to the GDI Offer under Option 2 of the GDI Offer for the acquisition of the remaining 70.6% interests in the GDI Group. As at 31st December, 2005, the estimated fair value for the debt element and conversion option element of the Hanny Bonds were approximately HK$774,815,000, included in non-current liabilities, and HK$64,042,000, included in reserves, respectively.

(17) As the audited financial information of the GDI Group has been prepared in accordance with new HKFRSs, the unaudited pro forma financial information has been prepared on the basis that the prospective adjustments made to the financial period beginning from 1st January, 2005 in the GDI Group for the year ended 31st December, 2005 are reversed so as to conform with the Hanny Group's accounting policies.

For the pro forma income statements for both Option 1 and Option 2, the net effect on the Reversal Adjustments has reduced the loss of the GDI Group by approximately HK$31,144,000.

For the pro forma cash flow statements for both Option 1 and Option 2, there is no cash flow effect on the Reversal Adjustments.

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION *(Cont'd)*

Notes: (Cont'd)

(18) The adjustment reflects the realization of negative goodwill of HK$653,609,000 to the pro forma income statement for the year ended 31st March, 2005 on a straight-line basis over its estimated useful life of 10 years in accordance with the accounting policies adopted by the Hanny Group with the assumption that the fair value of the net assets of the GDI Group is the same as the carrying amount of the net assets adjusted by goodwill and negative goodwill of HK$90,784,000 and HK$111,041,000 respectively as at 31st December, 2003 extracted from the financial information of the GDI Group set out in Appendix III of this document, after the Reversal Adjustments and adjustments relating to China Strategic Group Reorganization of totaling of HK2,201,082,000.

(19) The adjustment reflects the reclassification of the GDI Group's income statement items to conform with the Hanny Group's presentation.

(20) The adjustment reflects the reversal of share of loss of associates of HK$3,061,000 for the GDI Group.

(21) The adjustment reflects the reclassification of amortization of goodwill arising on acquisition of an associate, the GDI Group, and impairment loss on goodwill arising on acquisition of an associate, the GDI Group, to amortization of goodwill arising on acquisition of the GDI Group and impairment loss of goodwill arising on acquisition of the GDI Group pursuant to the GDI Offer.

(22) The adjustment reflects the reversal of share of loss of associates of HK$49,807,000 for the China Strategic Group.

(23) The adjustment reflects the loss on disposal of HK$4,036,000 from the Partial Disposal of 15.3% interests in China Strategic Group under the Share Sale Agreement.

(24) The calculation of the pro forma basic earnings per Hanny Share for the year ended 31st March, 2005 was based on the pro forma profit attributable to the equity holders of Hanny of HK$392,921,000 under Option 1 and the pro forma weighted average number of Hanny Shares in issue for the year ended 31st March, 2005 of 260,521,648.

The calculation of the pro forma diluted earnings per Hanny Share for the year ended 31st March, 2005 was based on the pro forma profit attributable to the equity holders of Hanny of HK$392,921,000 under Option 1. The pro forma weighted average number of Hanny Shares in issue during the year ended 31st March, 2005 was 260,521,648 Hanny Shares and weighted average of 98,875 Hanny Shares assumed to have been issued at nil consideration on the deemed exercise of all Hanny Shares options outstanding under a share option scheme which had a dilutive effect on the basic earnings per Hanny Share for the year ended 31st March, 2005 as the average market price of the Hanny Share is higher than the option price.

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION *(Cont'd)*

Notes: (Cont'd)

(25) The adjustment reflects the realization of negative goodwill of HK$24,606,000 to the pro forma income statement for the year ended 31st March, 2005 on a straight-line basis over its estimated useful life of 10 years in accordance with the accounting policies adopted by the Hanny Group with the assumption that the fair value of the net assets of the GDI Group is the same as the carrying amount of the net assets adjusted by goodwill and negative goodwill of HK$90,784,000 and HK$111,041,000, respectively, as at 31st December, 2003 extracted from the financial information of the GDI Group set out in Appendix III of this document, after the Reversal Adjustments and adjustments relating to China Strategic Group Reorganization of totaling of HK2,201,082,000.

(26) The adjustment reflects the interest expenses for the Hanny Bonds with aggregate principal amount at estimated fair value of HK$838,857,000 as at 31st December, 2005, being the latest practicable date of assessing the fair value of the Hanny Bonds for the purpose of this unaudited pro forma financial information issued under Option 2 at an effective interest rate of 6.1% and interest expenses of HK$46,920,000 would be charged to income statement for the year ended 31st March, 2005, the date falling on the day immediately preceding the first anniversary of date of issue.

(27) The calculation of the pro forma basic earnings per Hanny Share for the year ended 31st March, 2005 was based on the pro forma profit attributable to the equity holders of Hanny of HK$283,101,000 under Option 2 and the pro forma weighted average number of Hanny Shares in issue for the year ended 31st March, 2005 of 198,244,118.

The calculation of the pro forma diluted earnings per Hanny Share for the year ended 31st March, 2005 was based on the pro forma profit attributable to the equity holders of Hanny of HK$283,101,000 under Option 2. The pro forma weighted average number of Hanny Shares in issue during the year ended 31st March, 2005 was 198,244,118 Hanny Shares and weighted average of 98,875 Hanny Shares assumed to have been issued at nil consideration on the deemed exercise of all Hanny Shares options outstanding under a share option scheme which had a dilutive effect on the basic earnings per Hanny Share for the year ended 31st March, 2005 as the average market price of the Hanny Share is higher than the option price.

(28) The adjustment reflects the reclassification of the GDI Group's cash flow statement items to conform with the Hanny Group's presentation.

(29) The adjustment reflects:

— the cash outflow of HK$112,099,000 paid by the Hanny Group under Option 1 of the GDI Offer for the acquisition of the additional interests of 70.6% in the GDI; and

— the net cash and cash equivalents of HK$72,481,000 of the GDI Group acquired by the Hanny Group as at 1st January, 2005.

(IV) NOTES ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION *(Cont'd)*

Notes: (Cont'd)

(30) The adjustment reflects the cash inflow from the sale proceeds of HK$26,055,000 from the Partial Disposal of 15.3% interests in the China Strategic Group under the Share Sale Agreement. The Enlarged Hanny Group had already received a deposit of HK$2,600,000 before the completion of the Partial Disposal and the remaining balance of HK$15,639,000 and HK$7,816,000 would be received upon the completion and within six months after the completion of the Partial Disposal, respectively.

(31) The adjustment reflects the net cash and cash equivalents amounting to HK$72,481,000 of the GDI Group acquired by the Hanny Group as at 1st January, 2005.

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP

(A) Under Option 1

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the Enlarged Hanny Group was prepared based on the Pro Forma Remaining Hanny Group Financial Information as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated balance sheet of the GDI Group as at 31st December, 2005 extracted from the financial information on the GDI Group (set out in Appendix III of this document), after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma statement of adjusted consolidated net tangible assets was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Hanny Group as at 31st December, 2005 or any future date.

	As at 31st December, 2005 (unaudited)	Pro forma adjustments	Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments	Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Notes 1&4)	*(Note 2)*	*(Note 5)*	*(Note 3)*	*(Notes 6)*
Net tangible assets	2,243,450	431,386	2,674,836	(4,767)	2,670,069

Notes:

1. Unaudited consolidated net tangible assets of the Pro Forma Remaining Hanny Group as at 31st December, 2005 is calculated as follows:

	HK$'000
Unaudited consolidated net tangible assets of the Pro Forma Remaining Hanny Group as at 31st December, 2005	2,283,052
Less: Intangible assets attributable to the equity holders of the Pro Forma Remaining Hanny Group	(623)
Goodwill included in interests in associates	(38,979)
	2,243,450

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

Notes: (Cont'd)

2. The adjustments represent:

	HK$'000
Unaudited pro forma consolidated net assets of the GDI Group as at 31st December, 2005	1,124,126
Existing 29.4% interests in the GDI Group held by the Hanny Group	(330,043)
Goodwill included in interests in associates	(12,187)
Intangible assets of the GDI Group	(9,123)
Other asset of the GDI Group ("Other Asset of GDI") in relation to a land development project in Zhuhai, the PRC, whereby the GDI Group is entitled to an exclusive development right and the right to obtain the land for development	(229,288)
Cash consideration to be paid for the acquisition of additional interests of 70.6% in the GDI Group	(112,099)
	431,386

3. The adjustments represent:

	HK$'000
Net proceeds from the Partial Disposal of 15.3% interests in the China Strategic Group	26,055
Net asset value of 15.3% interest in the China Strategic Group disposed of	(30,822)
	(4,767)

4. Unaudited pro forma consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share as at 31st December, 2005 based on 226,143,697 Hanny Shares in issue as at 31st December, 2005 — *HK$* 9.920

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP *(Cont'd)*

(A) Under Option 1 *(Cont'd)*

Notes: (Cont'd)

		HK$
5.	Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share before the Partial Disposal but taken into account the issue of 62,277,529 new Hanny Shares on acquisition of the GDI Group as at 31st December, 2005	9.274
6.	Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share after the Partial Disposal but taken into account the issue of 62,277,529 new Hanny Shares on acquisition of the GDI Group as at 31st December, 2005	9.258

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the Enlarged Hanny Group was prepared based on the Pro Forma Remaining Hanny Group Financial Information as set out in the circular of Hanny dated 10th April, 2006, and the audited consolidated balance sheet of the GDI Group as at 31st December, 2005 extracted from the financial information on the GDI Group (set out in Appendix III of this document), after making pro forma adjustments relating to the distribution in specie of the GDI Shares, the China Strategic Group Reorganization, the GDI Offer and the Partial Disposal.

This unaudited pro forma statement of adjusted consolidated net tangible assets was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Hanny Group as at 31st December, 2005 or any future date.

	As at 31st December, 2005 (unaudited)	Pro forma adjustments	Pro forma Enlarged Hanny Group before the Partial Disposal	Pro forma adjustments	Pro forma Enlarged Hanny Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Notes 1&4)	*(Note 2)*	*(Note 5)*	*(Note 3)*	*(Notes 6)*
Net tangible assets	2,243,450	(231,330)	2,012,120	(4,767)	2,007,353

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

Notes:

1. Unaudited consolidated net tangible assets of the Pro Forma Remaining Hanny Group as at 31st December, 2005 is calculated as follows:

	HK$'000
Unaudited consildated net tangible assets of the Pro Forma Remaining Hanny Group as at 31st December, 2005	2,283,052
Less: Intangible assets attributable to the equity holders of the Pro Forma Remaining Hanny Group	(623)
Goodwill included in interests in associates	(38,979)
	2,243,450

2. The adjustments represent:

	HK$'000
Unaudited pro forma consolidated net assets of the GDI Group as at 31st December, 2005	1,124,126
Existing 29.4% interests in the GDI Group held by the Hanny Group	(330,043)
Goodwill included in interests in associates	(12,187)
Intangible assets of the GDI Group	(9,123)
Other asset of the GDI Group ("Other Asset of GDI") in relation to a land development project in Zhuhai, the PRC, whereby the GDI Group is entitled to an exclusive development right and the right to obtain the land for development	(229,288)
Hanny Bonds to be issued for the acquisition of the additional 70.6% interests in the GDI Group, at the estimated fair value as at 31st December 2005	(774,815)
	(231,330)

(V) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED HANNY GROUP *(Cont'd)*

(B) Under Option 2 *(Cont'd)*

Notes: (Cont'd)

3. The adjustments represent:

	HK$'000
Net proceeds from the Partial Disposal of 15.3% interests in the China Strategic Group	26,055
Net asset value of 15.3% interest in the China Strategic Group disposed of	(30,822)
	(4,767)

4. Unaudited pro forma consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share as at 31st December, 2005 based on 226,143,697 Hanny Shares in issue as at 31st December, 2005	*HK$* 9.920
5. Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share before the Partial Disposal based on 226,143,697 Hanny Shares in issue as at 31st December, 2005	*HK$* 8.898
6. Unaudited pro forma adjusted consolidated net tangible assets attributable to the equity holders of Hanny per Hanny Share after the Partial Disposal based on 226,143,697 Hanny Shares in issue as at 31st December, 2005	*HK$* 8.876

Set out below is the text of the comfort letters received from Deloitte and Somerley, which have been prepared for the purpose of incorporation in this document:

(i) Letter from Deloitte


Deloitte.
德勤

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF HANNY HOLDINGS LIMITED

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Group Dragon Investments Limited (the "GDI") and its subsidiaries (together with the Group hereinafter collectively referred to as the "Enlarged Group") set out in Appendix IV (the "Unaudited Pro Forma Financial Information") to the composite document dated 26th May, 2006 (the "Document") in connection with the voluntary unconditional securities exchange offer by Somerley Limited on behalf of Well Orient Limited (a wholly-owned subsidiary of the Company) to acquire all the issued shares in GDI other than those shares already owned by Well Orient Limited and parties acting in concert with it (the "Transaction"), which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Transaction might have affected the financial information presented. The basis of preparation of unaudited pro forma financial information is set out on pages from 258 to 282 of the Document.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 31st December, 2005 or any future date; or
- the earnings per share, results and cash flows of the Group for the year ended 31st March, 2005 or any future period.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26th May, 2006

(ii) Letter from Somerley



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Board of Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

26th May, 2006

Dear Sirs,

We refer to the unaudited pro forma financial information (the "Pro Forma Financial Information") of Hanny Holdings Limited ("Hanny") and its subsidiaries and Group Dragon Investments Limited ("GDI") and its subsidiaries contained in Appendix IV on pages 258 to 282 of a composite document (the "Document") dated 26th May, 2006 issued by Well Orient Limited ("Well Orient", a wholly-owned subsidiary of Hanny) and GDI in connection with the voluntary unconditional securities exchange offer made by us on behalf of Well Orient to acquire all the issued shares in GDI other than those already owned by Well Orient and parties acting in concert with it. This letter forms part of the Document.

We have discussed with you the basis upon which the Pro Forma Financial Information have been made. We have also considered the letter dated 26th May, 2006 from Deloitte Touche Tohmatsu relating to the accounting policies and calculations upon which the Pro Forma Financial Information have been made.

On the basis adopted by you and the procedures performed by Deloitte Touche Tohmatsu, we are of the opinion that the Pro Forma Financial Information, for which the directors of Hanny are solely responsible, have been prepared after due and careful consideration.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Deputy Chairman

The following is the text of a valuation report prepared for the purpose of incorporation in this document received from RHL Appraisal Ltd., an independent valuer, in connection with its valuation as at 31st March, 2006 of the Hanny Bonds.

永利行評值顧問有限公司 | RHL Appraisal Ltd
Surveying Practices - Corporate Valuation and Property Consultancy
License No.: C-015672

HONG KONG 香港
Room 1010, Star House
Tsimshatsui, Hong Kong
香港尖沙咀星光行1010室

T +852 2730 6212
F +852 2736 9284
E info@rhl-int.com
W www.rhl-int.com

Date : 26th May, 2006

The Directors
Hanny Holdings Limited

8th Floor,
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

Dear Sirs,

Valuation of the Hanny Bond as at 31st March, 2006

1. INSTRUCTIONS

In accordance with the instructions from **Hanny Holdings Limited** (referred to as "Hanny") for us to value the 2% 5-year convertible bonds of Hanny (the "Hanny Bonds") in relation to the voluntary unconditional securities exchange offer (the "GDI Offer") by Somerley Limited on behalf of Well Orient Limited, a wholly-owned subsidiary of Hanny, for all the shares of Group Dragon Investments Limited ("GDI Shares") where the issue of the one Hanny Bond for every 5 GDI Shares (the "Option 2") is one of the options under the GDI Offer, we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of an estimated fair value of the Hanny Bond.

The relevant date of our valuation is **31st March, 2006** (Date of Valuation).

This letter which forms part of our valuation report explains the basis and methodology of valuation, clarifying assumption and limiting conditions of this valuation.

2. PRINCIPAL TERMS OF THE HANNY BONDS

The principal terms of the Hanny Bonds are set out as follows:

Date of Issue	31st March, 2006
Date of Maturity	30th March, 2011 (being the fifth anniversary from the date of issue)
Face Value and Maturity Value	HK$934,162,935 (being HK$15 X 62,277,529 bonds)
Coupon	Coupon shall be paid to the bondholder(s) at a rate of 2% on the outstanding principal amount of the Hanny Bonds and is payable in arrear on the day immediately preceding each anniversary of the date of issue
Conversion Feature	Between the date of issue and 14 days prior to the date of maturity, each of the Hanny Bonds can be converted into common shares of HK$0.01 each in the share capital of Hanny Holdings Limited (Stock Code : 275) ("Hanny Share") at a price of HK$9 per share
Number of Hanny Shares which can be issued upon full conversion	103,795,881 Hanny Shares

As confirmed by Hanny, save for the conversion feature mentioned above, the holders of the Hanny Bonds do not have the right to put the Hanny Bonds back to the issuer for cash or any other financial assets before date of maturity. Also, the issuer does not have the right to redeem the Hanny Bonds before maturity.

The Hanny Bonds can be segregated into the following components:

i. equity component - the share call option (the "Share Option") to convert the bond into Hanny Share at an exercise price of HK$9 per share during the period from the date of issue to 14 days prior to the date of maturity of the Hanny Bonds; and

ii. liability component - 5-year bond with 2% coupon per annum and repayment of maturity value ie. HK$934,162,935 upon maturity.

3. BASIS OF VALUATION

The valuation is based on the assumption that the Hanny Bond is issued on 31st March, 2006 and all 311,387,646 GDI Shares subject to the GDI Offer have elected to accept under Option 2 of the GDI Offer and accordingly, 62,277,529 bonds are issued with face value of HK$15 each.

Under HKAS39, our opinion of value of the equity component of the Hanny Bonds is the Fair Value which is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Underlying the definition of Fair Value is a presumption that an entity is a going concern without any intention or need to liquidate, to curtail materially the scale of its operations or to undertake a transaction on adverse terms and the weak-form of efficient market theory hold. Fair Value is not, therefore, the amount that an entity would receive or pay in a forced transaction, involuntary liquidation or distress sale.

4. LIABILITY COMPONENT

Build-up of Interest Rates

Fair values of the liability component of the Hanny Bonds is estimated by discounting all future cash flows using relevant spot rates.

In formulating the relevant spot rates, we have made use of the zero coupon rates stripped from the Hong Kong Sovereign Bonds by reference to the database of Bloomberg. Then a risk premium reflecting the credit risk of the bond which is determined by the management of the Company is added on the zero rates to come up with the relevant spot rates. The zero coupon rate curve ("A") and the spot rate curve ("B") are shown in the following graph:



7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
Interest Rate
1
2
3
4
5
Time to maturity (year)
Zero Coupon Rate Curve (A)
Spot Rate Curve (B)

5. EQUITY COMPONENT

HANNY'S SHARE PRICE MOVEMENT

The daily closing prices of Hanny Shares from year 2004 to 2005 are shown below:



5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1/2004
1/2005
12/2005

(Source: Bloomberg)

Based upon the share price movement, the respective annualized volatilities of daily return on Hanny Shares were 42.14% and 52.39% for year 2004 and 2005.

VALUATION APPROACH AND METHODOLOGY

In carrying out this valuation exercise, we have reviewed the properties of Share Option as mentioned below and other relevant market information.

The following option pricing models was employed in deriving the fair values of the Share Options:

The Black-Scholes Option Pricing Model

The option model was developed by Fischer Black, Myron Scholes and Robert Merton in 1970's. The model provides a close-form solution to option value based on such parameters as risk free rate, prevailing price of the underlying stock, exercise price, volatility of the underlying share prices and term to maturity.

Black Scholes Formula is shown as follows:

$$C = SN(d_1) - Xe^{-r(T-t)}N(d_2)$$

Where:

C	=	Option Value
S	=	Initial market price of the underlying share
N(.)	=	Normal distribution function
d_1	=	$\frac{Ln(S/X) + (r + \sigma^2/2)(T)}{\sigma\sqrt{T}}$
d_2	=	$\frac{Ln(S/X) + (r - \sigma^2/2)(T)}{\sigma\sqrt{T}}$
X	=	Exercise price
r	=	risk free rate of return
T	=	Time to maturity of the option

In our valuation, the following option properties were adopted:

Date of valuation	Time to maturity	Risk free rate(%)*	Dividend yield	Closing price of Hanny Share as at date of valuation (HK$)	Exercise price (HK$)	Volatility (%)#
31st March, 2006	5 years	4.468%	2.05%	4.88	9.00	47.27

* risk free rate represents the yield to maturity of 5-year Hong Kong Exchange Fund Note. (Source: Hong Kong Monetary Authority).

volatility of the underlying share is the average of the annualized volatilities on the daily return of the underlying shares for each of the year 2004 and 2005.

6. LIMITING CONDITIONS

During the course of our valuation, we have reviewed the financial information, management representations and other pertinent data concerning Hanny and the Share Option made available to us. We have assumed the accuracy of, and have relied on, the information and management representations provided in arriving at our opinion of value.

We shall not be required to give testimony or attendance in court or to any government agency by reason of this valuation and with reference to the project described herein unless prior arrangements have been made.

No opinion is intended to be expressed for matters which require legal or other specialised expertise or knowledge, beyond that customarily employed by valuers.

Our conclusions assume continuation of prudent management policies over whatever period of time considered to be necessary in order to maintain the character and integrity of the assets valued. We assume that there are no hidden or unexpected conditions associated with the assets valued that might adversely affect their market value. Further, we assume no responsibility for changes in market conditions after the Valuation Date.

No allowance has been made in our valuation for any charges, debts or amounts owing on the assets valued nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the assets valued are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Neither the whole nor any part of this report and valuation, nor any reference thereto, may be included in any document, circular or statement without our prior written approval. This report is confidential to the client for the specific purpose to which it refers. In accordance with our standard practice, we must state that this report and valuation is for the use only of the party to whom it is addressed and no responsibility is accepted to any third party for the whole or any part of its contents.

7. OPINION ON FAIR VALUE

LIABILITY COMPONENT

Based on the results of our investigations and analyses outlined in this report, we are of the opinion that Fair Value of the liability component of the Hanny Bonds as at 31st March, 2006, free from any encumbrances, is HK$757,844,569.

EQUITY COMPONENT

Based on the results of our investigations and analyses outlined in this report, we are of the opinion that Fair Value of the equity component of the Hanny Bonds as at 31st March, 2006, free from any encumbrances, is HK$120,455,120.

TOTAL BOND VALUE

Based on the results of our investigations and analyses outlined in this report, we are of the opinion that the Fair Value of the Hanny Bonds as at 31st March, 2006, free from any encumbrances, is HK$878,299,689. The per bond value is HK$14.10 at face value of $15.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Simon Pui Lam, Mak	**Tse Wai Leung**
CFA	*MFin BSc MRICS MHKIS RPS(GP)*
Director	*Director*

RHL Appraisal Limited is the corporate valuation and advisory arm of RHL International Group, an established professional service provider in the Asia-Pacific region. Its team of qualified valuers is experienced in the valuation of equity, debt, derivative based instruments and other hybrid financial products, including but not limited to options, fixed rated bonds, zero coupon bonds, convertible bonds and swaps. Clients include both public and private companies requiring valuation for compliance or managerial decision purposes.

Mak Pui Lam, Simon is a Chartered Financial Analyst (CFA) chartered in 2004 and finished graduated studies of Management Science and Engineering in Stanford University. He is responsible for managing the corporate valuation and advisory services in RHL Appraisal Ltd.

Tse Wai Leung is a member of the Royal Institution of Chartered Surveyors, a member of Hong Kong Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC. Mr. Tse Wai Leung has on the list of Property Valuers for Undertaking Valuations for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers of the Hong Kong Institute of Surveyors, Registered Business Valuer under the Hong Kong Business Valuation Forum and has over 10 years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

Set out below is the text of the comfort letter received from Somerley, which has been prepared for the purpose of incorporation in this document:



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Board of Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

26th May, 2006

Dear Sirs,

We refer to the valuation performed by RHL Appraisal Ltd. (the "Valuation") of the 2% 5-year convertible bonds of Hanny Holdings Limited ("Hanny") to be issued as one of two types consideration being offered under the voluntary unconditional securities exchange offer (the "GDI Offer") made by us on behalf of Well Orient Limited ("Well Orient", a wholly-owned subsidiary of Hanny) to acquire all the issued shares in Group Dragon Investments Limited ("GDI") other than those already owned by Well Orient and parties acting in concert with it. The report on the Valuation is contained in Appendix V on pages 286 to 291 of a composite document dated 26th May, 2006 issued by Well Orient and GDI in connection with the GDI Offer, of which this letter forms part.

We have considered the Valuation and have discussed with RHL Appraisal Ltd. the basis and methodology upon which the Valuation has been made.

Taking into account the basis and methodology of the Valuation adopted by RHL Appraisal Ltd., we are of the opinion that the Valuation, for which RHL Appraisal Ltd. is solely responsible, has been prepared after due and careful consideration.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Deputy Chairman

Set out below is the valuation report received from Norton in connection with the valuation of the property interests of the GDI Group:


Norton Appraisals
Registered Professional Surveyors, Valuers & Property Advisers

Room 3830-32, Sun Hung Kai Centre
30 Harbour Road
Wanchai Hong Kong
Tel: (852) 2810 7337 Fax: (852) 2810 6337

26th May, 2006

The Directors
Group Dragon Investments Limited
8th Floor, Paul Y. Centre
No. 51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

In accordance with the instruction for us to value the property interests (as more particularly described in the attached Summary of Values) held by Group Dragon Investments Limited (hereinafter referred to as the "GDI") and its subsidiaries (hereinafter together referred to as the "GDI Group") in the People's Republic of China (hereinafter referred to as the "PRC"). We confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interest as at 31st March, 2006 ("the date of valuation").

Our valuations are our opinion of the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably prudently and without compulsion."

In the course of our valuations, we have assumed that the owners have valid and enforceable title to the property interests which are freely transferable, and has free and uninterrupted right to use the same, for the whole of the land use terms granted to subject to the payment of land use fees and all requisite land premium/purchase consideration payable have been fully settled.

In valuing the property interests, we have adopted Direct Comparison Approach assuming such property interests are capable of being sold in their existing states on a strata-titled basis with the benefit of vacant possession and by making reference to comparable sales evidence as available in the relevant markets. In valuing the property interest in Group II, the "capital value when completed" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

Our valuations have been made on the assumption that the owner sells the property interests on the open market without the benefit of a deferred terms contract, leaseback, management agreement or any similar arrangement which could serve to affect the values of such property interests.

No title search has been made for properties which are located in the PRC. We have relied to a considerable extent on the information provided to us by the GDI Group and the legal opinion of the GDI Group's PRC legal advisers, GFE Law Office (廣東恆益律師事務所) and Shanghai JoinWay Law Firm (上海中匯律師事務所), regarding the title to the property interests in Groups I and II respectively.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by the GDI Group, and have accepted advice given to us on such matters as easements, tenures, tenancy details, site and floor areas and other relevant matters. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included in the valuation certificates are based on information contained in the document provided to us by the GDI Group and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us by the GDI Group. We have also been advised by the GDI Group that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

We have inspected the exterior and, where possible the interior of the properties. In the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report whether the properties are free from rot, infestation or any other defects. No tests were carried out on any of the services.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In our valuations, we have complied with all the requirements contained in the Codes on Takeovers and Mergers and Share Repurchases issued by The Securities and Futures Commission and the Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and The HKIS Valuation Standards on Properties (1st Edition) published by The Hong Kong Institute of Surveyors ("HKIS").

Unless otherwise stated, all sums stated in our valuations are in Hong Kong dollars. The exchange rate adopted in our valuations is approximately HK$1 = RMB1.03 which was approximately the prevailing exchange rate as at the date of valuation.

Our summary of values and valuation certificates are attached herewith.

Yours faithfully,
For and on behalf of
Norton Appraisals Limited
M. K. Wong
MRICS, MHKIS, RPS (G.P.)
Director

Note: Mr. M. K. Wong is a Registered Professional Surveyor who has more than 13 years' experience in valuation of properties in Hong Kong and the PRC.

Summary of Values

	Property	Capital value as at 31st March, 2006 *HK$*	Attributable Interest to the GDI Group in percentage	Capital Value Attributable to the GDI Group as at 31st March, 2006 *HK$*
Group I: Property interest held for sale by the GDI Group in the PRC				
1	A development site located at the junction of Zhugang Road and Huangyang Road in the Longshan Industrial District, Doumen District, Zhuhai City, Guangdong Province, the PRC	428,000,000	100%	428,000,000
Group II: Property interest contracted to be acquired by the GDI Group in the PRC				
2	The proposed building located at Nos. 219 and 229 Jiangning Road, Jingan District, Shanghai, the PRC	690,000,000	55.22%	381,018,000
	Total:	1,118,000,000		809,018,000

VALUATION CERTIFICATE

Group I: Property interest held for sale by the GDI Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2006
1	A development site located at the junction of Zhugang Road and Huangyang Road in the Longshan Industrial District, Doumen District, Zhuhai City, Guangdong Province, the PRC	The property, known as Longshan China Strategic Industrial Park, comprises a roughly triangular-shaped vacant site with an area of approximately 7,000,000 sq.m. (75,348,000 sq.ft.). As advised by the GDI Group, no development plan for the property is designated. The land use rights of the property are assumed to have been granted for a term of 50 years for industrial use.	The preparation works for site formation and provisions of servicing/utilities for phases 1 and 2 of Stage 1 of the property are in progress and the remaining portions are vacant.	$428,000,000 (100% interest attributable to the GDI Group: $428,000,000)

Notes:

(1) Pursuant to the Co-operation Agreement entered into between 珠海市龍山工業區管理委員會 (Zhuhai City Longshan Industrial District Administration Committee) (hereinafter referred to as "Party A") and Talent Shop Investment Limited, a wholly-owned subsidiary of GDI, (hereinafter referred to as "Party B") on 28th January, 2003, both parties agreed to develop the property, the salient conditions are summarized as follows:

i)	Location	:	Longshan Industrial District		
ii)	Site area	:	7,000,000 sq.m.		
iii)	Use	:	Industrial		
iv)	Terms	:	50 years		
v)	Phasing	:	1st Stage	:	3 phases (each phase 1,000,000 sq.m.)
			2nd Stage	:	To be confirmed
vi)	Building covenant	:	the provisions for site formation and basic facilities should be completed within 5 years		
vii)	Responsibilities	:	Party A	:	responsible for the provisions of the ancillary facilities to the subject site
			Party B	:	responsible for the provisions of the site formation and basic facilities within the subject site and marketing
viii)	Profit sharing	:	1st Stage (3 phases)	:	Party B (100%)
			2nd Stage	:	Party A (20%) Party B (80%)

(2) As confirmed by the GDI Group, the total land premium of the property is approximately RMB136,500,000 of which RMB39,000,000 for phases 1 and 2 have been paid as the date of valuation. As instructed, we have valued the property on the basis that all the land premium and the profit (as stated in note 1 (viii) above) payable to Party A have been fully settled as at the date of valuation.

(3) We have been provided with a legal opinion on the property prepared by the GDI Group's legal adviser, which contains, inter alia, the following information:

i) The said agreement as stated in the Note 1 above is valid and legally binding.

ii) For obtaining the Certificate for State-owned Land Use Rights of the property, Talent Shop Investment Limited should make application and pay the outstanding land premium and other related costs, if any, to the authority/government.

iii) Pursuant to the agreement as stated in Note 1 and subject to the fulfillment of Note 3 ii) above, the land use rights of the property can be freely transferable by way of transfer, mortgage or letting.

(4) We have based on the legal opinion of the GDI Group's legal adviser and prepared our valuation on the following assumptions and basis:

i) Talent Shop Investment Limited is in possession of a proper legal title to the property and free from encumbrances, and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to government.

ii) The property, whether as a whole or on strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(5) As advised by the GDI Group, the potential tax payable by the GDI Group for the disposal of the property as at the date of valuation is estimated to be HK$85,458,978.

Group II: Property interest contracted to be acquired by the GDI Group in the PRC

Property	Description and tenure	Particulars of occupancy	Capital value when completed as at 31st March, 2006
2 The proposed building located at Nos. 219 and 229 Jiangning Road, Jingan District, Shanghai, the PRC	The property comprises a proposed 24-storey commercial building (the "Proposed Building") of the development known as "香樟花園" erected upon a piece of land with a site area of approximately 5,493.50 sq.m. (59,132 sq.ft.). As provided by GDI, the Proposed Building is designated for serviced apartment use and has a total gross floor area of approximately 37,060.43 sq.m. (398,919 sq.ft.) and the area breakdown is listed as follows:	The property is under construction.	$690,000,000 (55.22% interest attributable to the GDI Group: $381,018,000) (see Note (6) below)

Level	Use	Gross Floor Area *(sq.m.)*
B1 & B2	150 Car parks and plant room	6,380.34
L1 — L3	Commercial	5,608.22
L4	Club house and ancillary facilities	2,228.27
L5 — L24	Serviced apartment	22,843.60
	Total:	37,060.43

Notes:

(1) Pursuant to the Certificate for Real Estate Ownership No. 滬房地靜字(2004)第004245號 dated 21st May, 2004 issued by Shanghai Housing and Land Resources Administration Bureau, the title of the property is vested in 上海久盛投資有限公司 (hereinafter referred to as "Shanghai Jiusheng") and the salient conditions are listed as follows:

i)	Location	:	Nos. 219 and 229 Jiangning Road
ii)	Site area	:	5,493.50 sq.m.
iii)	Use	:	Office
iv)	Land Use Terms	:	Unspecified
v)	Remarks	:	The total gross floor area of the Proposed Building is 37,060.43 sq.m.

(2) Pursuant to the Sales and Purchase Contract entered into between Shanghai Jiusheng and Manwide Holdings Ltd. on 16th June, 2004, Shanghai Jiusheng agreed to sell and Manwide Holdings Limited agreed to purchase the interest of the property with the provision that Shanghai Jiusheng is responsible for applying for the change of existing use of the property into residential/commercial uses within 150 days from the signing of the contract and all costs incurred for the said application are borne by Shanghai Jiusheng. Further, Shanghai Jiusheng agreed that all the rights and responsibilities of Manwide Holdings Limited as stated in the said contract will be transferred to the Rosedale Luxury Hotel & Suites Limited (hereinafter referred to as "Rosedale Luxury"), a wholly owned subsidiary of Manwide Holdings Ltd., upon the establishment of Rosedale Luxury.

(3) As confirmed by the GDI Group, 55.22% equity interest of Manwide Holdings Ltd. is currently held by the GDI Group.

(4) Pursuant to the Certificate of Construction Permit No. 952EL002D01 dated 14th April, 2004 issued by the Jingan District, Shanghai Construction Committee, the construction works of the development is approved to be commenced.

(5) Pursuant to the area calculation issued by Jingan District Land Survey Office in 1997, the total gross floor area of the Proposed Building is 37,060.43 sq.m..

(6) As instructed, we have valued the property on its completion basis and have assumed that the property has been granted for commercial/residential uses and all the land premium, if any, for such change of use has been fully settled as at the date of valuation.

(7) We have been provided with a legal opinion on the property prepared by the GDI Group's legal adviser, which contains, inter alia, the following information:

i) Shanghai Jiusheng is duly established and is validly existing under the PRC law.

ii) The land use rights of the property with a site area of 5,493.50 sq.m. have been legally transferred to Shanghai Jiusheng for office use. According to the relevant PRC law, the land use term for office use is 50 years.

iii) Shanghai Jiusheng has obtained the relevant approval for the land use, planning, construction and selling of the property.

iv) Shanghai Jiusheng has the right to transfer and mortgage the property and would pay the supplemental land premium for the change of land use from office to commercial/residential uses, if any.

v) The property is subject to two mortgages in favour of China Construction Bank Beijing Chaoyang Branch and China Mensheng Bank Stock Company Limited respectively.

(8) Pursuant to the supplementary legal opinion prepared by the GDI Group's legal adviser, which contains, inter alia, the following information:

i) Shanghai Jiusheng is currently under litigation in connection to the following parties:

a) 浙江舜建築集團股份有限公司 — as the preferential creditor for the construction fees,

b) China Construction Bank Beijing Chaoyang Branch — as the secondary creditor for the loan amount of RMB170,000,000 plus the interest incurred,

c) China Mensheng Bank Stock Company Limited — as the third creditor for the loan amount of RMB203,600,000 plus the interest incurred,

d) China Construction Bank Jinshan Shihua Branch — as the fourth creditor for the loan amount of RMB40,000,000 plus the interest incurred and

e) Rosedale Luxury — as the fifth creditor.

ii) Upon the final decision of the Peoples' Court for the execution of the Sales and Purchase Contract by Shanghai Jiusheng, Rosedale Luxury is entitled to obtain the title of the property after the settlement of the debt amounts to the preferential creditor, secondary creditor, third creditor and fourth creditor in lieu of Shanghai Jiusheng.

(9) We have based on the legal opinion of the GDI Group's legal adviser and prepared our valuation on the following assumptions and basis:

i) Subject to the completion of the Sales and Purchase Contract as stated in note 2 above, Rosedale Luxury Ltd. is in possession of a proper legal title to the property and free from encumbrances, and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.

ii) The design and construction of the proposed building are in compliance with local planning regulations and have been approved by the relevant authorities.

iii) The property, whether as a whole or on strata-titled basis, may be disposed of freely to both local and overseas purchasers.

(10) As advised by the GDI Group, the potential tax payable by the GDI Group for the disposal of the property as at the date of valuation is estimated to be HK$41,785,900.

CORPORATE INFORMATION

(i) The Offeror was incorporated in Hong Kong with limited liability on 21st August, 2000. The directors of the Offeror are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

(ii) The registered address of the Offeror is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iii) Hanny was incorporated in Bermuda with limited liability on 3rd September, 1991. The Hanny Directors are:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

(iv) The registered address of Hanny is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The head office and principal place of business of Hanny in Hong Kong is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(v) The principal members of the Offeror's concert group include (i) the Offeror and its directors, namely Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard; (ii) the parent company of the Offeror, Hanny, and its directors, namely Dr. Chan Kwok Keung, Charles (and ITC, a company controlled by him), Dr. Yap, Allan, Mr. Lui Siu Tsuen, Richard, Mr. Yuen Tin Fan, Francis, Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai; and (iii) Paul Y and its directors, namely, Dr. Chow Ming Kuen, Joseph, Mr. Tom Ko Yuen Lau, Dr. Chan Kwok Keung, Charles, Mr. Kwok Shiu Keung, Ernest and Mr. Chan Shu Kin.

As at the Latest Practicable Date, ITC was interested in approximately 24.28% of the issued shares of Hanny and 27.31% of the issued shares of Paul Y. As at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles was interested in approximately 34.97% of the issued ordinary share capital of ITC. The directors of ITC are Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Cheung Hon Kit, Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

SHARE CAPITAL

The authorised and issued share capital of Hanny as at the Latest Practicable Date was, and the issued share capital of Hanny if all GDI Qualifying Shareholders accept Option 1 would be, as follows:

Authorised:		*HK$*
20,000,000,000	Hanny Shares	200,000,000
Issued and fully paid:		*HK$*
223,628,412	Hanny Shares as at 31st March, 2005	2,236,284.12
	Hanny Shares issued after 31st March, 2005	
2,515,285	– Hanny Shares issued as scrip dividend at HK$3.367 each	25,152.85
1,109,705	– Hanny Shares issued as scrip dividend at HK$3.735 each	11,097.05
10,000,000	– Hanny Shares issued upon exercise of share options at HK$3.415 each	100,000.00
237,253,402	Hanny Shares as at the Latest Practicable Date	2,372,534.02
62,277,529	Maximum number of Hanny Shares issuable under Option 1	622,775.29
299,530,931		2,995,309.31

Save as disclosed above, no Hanny Shares were issued and repurchased since 31st March, 2005, the date to which the last audited full year financial statements of Hanny were made up.

All Hanny Shares in issue (including the Hanny Shares to be issued under Option 1) rank pari passu in all respects with each other including all rights as regards rights to dividends, voting and return of capital.

On 18th March, 2003, Hanny effected a capital reorganisation involving (i) the consolidation of shares of Hanny on the basis that every 40 issued and unissued shares of HK$0.025 each were consolidated into one share of HK$1.00 each; (ii) the reduction in the par value of the shares of Hanny from HK$1.00 per share to HK$0.01 per share by the cancellation of HK$0.99 of the capital paid up on each share; (iii) the sub-division of the par value of the authorised but unissued shares of Hanny into shares of HK$0.01 each; and the number of authorised but unissued shares was increased accordingly; (iv) the reduction in the authorised share capital of Hanny from HK$650,000,000 to HK$200,000,000 by the cancellation of 45,000,000,000 shares of HK$0.01 each; (v) the cancellation of share premium account of Hanny of approximately HK$1,974.6 million; and (vi) the transfer of the credit arising from the aforesaid capital reorganisation and cancellation of the share premium account of approximately HK$2,133.3 million to the contributed surplus account of Hanny. Details of the aforesaid capital reorganisation were set out in the announcement of Hanny dated 29th January, 2003 and the circular of Hanny dated 21st February, 2003. Save as disclosed above, during the two financial years ended 31st March, 2003 and 2004 and up to the Latest Practicable Date, there was no capital reorganisation implemented by Hanny.

As at the Latest Practicable Date, Hanny had 9,000,000 outstanding options granted entitling the holders thereof to subscribe for up to 9,000,000 Hanny Shares, particulars of which are as follows:

	Number of options
Hanny Directors	7,250,000
Other employees	1,750,000
	9,000,000

Save as disclosed above, Hanny had no other outstanding options, warrants or conversion rights convertible into Hanny Shares as at the Latest Practicable Date.

DISCLOSURE OF INTERESTS

(i) Interests in Hanny

The interests of the Hanny Directors in the shares of Hanny as at the Latest Practicable Date (as shown in the register maintained by Hanny under section 352 of the SFO) are set out below.

(a) Interests in Hanny Shares

Name of Hanny Director	Long position/ short position	Capacity	Nature of interest	Number of Hanny Shares held	Approximate % of the issued share capital of Hanny
Dr. Chan Kwok Keung, Charles	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
("**Dr. Chan**") *(Notes 1&2)*	Long position	Interest of controlled corporation	Corporate interest	57,614,948	24.28%
Dr. Yap, Allan *(Note 3)*	Long position	Beneficial owner	Personal interest	1,600,000	0.67%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	3,350,000	1.41%

Notes:

1. This interest does not include interests in underlying Hanny Shares of equity derivatives of Hanny. This interest needs to be aggregated with those set out in paragraph (b) below to give the total interest of Dr. Chan in Hanny.

2. The 57,614,948 Hanny Shares were held by Famex Investment Limited, an indirect wholly-owned subsidiary of ITC. Dr. Chan is deemed to have a corporate interest in 57,614,948 Hanny Shares by virtue of his interest in ITC.

3. This interest does not include interests in underlying Hanny Shares of equity derivatives of Hanny. This interest needs to be aggregated with those set out in paragraph (b) below to give the total interest of Dr. Yap, Allan in Hanny.

(b) Interests in equity derivatives (as defined in the SFO) of Hanny

Name of Hanny Director	Long position/ short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per Hanny Share HK$	Approximate % of the issued share capital of Hanny
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.68%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.36%

Save as disclosed above, as at the Latest Practicable Date, none of the parties acting in concert with the Offeror owned or controlled any securities in Hanny.

Save as disclosed above, none of the Hanny Directors and directors of the Offeror was interested in any securities of Hanny as at the Latest Practicable Date.

As at the Latest Practicable Date, none of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton owned or controlled any securities in Hanny.

As at the Latest Practicable Date, no person who owned or controlled securities in Hanny had irrevocably committed to accepting or rejecting the GDI Offer.

As at the Latest Practicable Date, no person who owned or controlled securities in Hanny had any arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or parties acting in concert with it.

(ii) Interests in the shares of the Offeror

The Offeror is a wholly-owned subsidiary of Hanny. Accordingly, the disclosure of interests relating to the Hanny Shares as mentioned above is also applicable to the Offeror.

Save as disclosed in the sub-section headed "Interests in Hanny" above, as at the Latest Practicable Date, none of the parties acting in concert with the Offeror owned or controlled any securities in the Offeror.

As at the Latest Practicable Date, none of the Hanny Directors and directors of the Offeror was interested in any securities of the Offeror.

As at the Latest Practicable Date, none of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton owned or controlled any securities in the Offeror.

As at the Latest Practicable Date, no person who owned or controlled securities in the Offeror had irrevocably committed to accepting or rejecting the GDI Offer.

As at the Latest Practicable Date, no person who owned or controlled securities in the Offeror had any arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or parties acting in concert with it.

(iii) Interests in GDI Shares

The shareholdings in GDI owned or controlled by the Offeror and parties acting in concert with the Offeror as at the Latest Practicable Date are set out below.

Shareholder	Long position/ short position	Capacity	Nature of interest	Number of GDI Shares held	Number of underlying GDI Shares (equity derivatives of GDI) held	Approximate% of the existing issued share capital of GDI
Calisan Developments Limited ("Calisan") *(Note 1)*	Long position	Beneficial owner	Personal interest	129,409,897	—	29.36%
Great Decision Limited ("GDL") *(Note 1)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%
PYI Investments Group Limited (formerly known as Paul Y. — ITC Investments Group Limited) ("PYIIG") *(Note 1)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%
Paul Y *(Note 1)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%
Well Orient *(Note 2)*	Long position	Beneficial owner	Personal interest	129,409,897	—	29.36%
Powervote Technology Limited *(Note 2)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%
Hanny Magnetics (B.V.I.) Limited *(Note 2)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%
Hanny *(Note 2)*	Long position	Interest held by controlled corporation	Corporate interest	129,409,897	—	29.36%

Notes:

1. Paul Y owns the entire interest of PYIIG. PYIIG owns the entire interest of GDL which in turn owns the entire interest in Calisan. Accordingly, GDL, PYIIG and Paul Y are deemed to be interested in 129,409,897 GDI Shares which are held by Calisan.

2. Well Orient is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics and Hanny were deemed to be interested in 129,409,897 GDI Shares which were held by Well Orient.

Save as disclosed above, as at the Latest Practicable Date, none of the Offeror and parties acting in concert with it (including Hanny) owned or controlled any securities in GDI.

None of the Hanny Directors and the directors of the Offeror are interested in shares of GDI as at the Latest Practicable Date.

As at the Latest Practicable Date, none of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton owned or controlled any securities in GDI.

As at the Latest Practicable Date, no person who owned or controlled securities in GDI had irrevocably committed to accepting or rejecting the GDI Offer. However, Paul Y announced on 8th May, 2006 that it resolved to declare a special dividend to the shareholders of Paul Y by way of distributing the value derived from its divestment in China Strategic, i.e. the value in GDI Shares, to the shareholders of Paul Y.

As at the Latest Practicable Date, no person who owned or controlled securities in GDI had any arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or parties acting in concert with it.

DEALINGS

(i) Securities in Hanny

On 23rd November, 2004, Hanny entered into a placing and subscription agreement with ITC and Success Securities Limited pursuant to which Success Securities Limited agreed to place, on a best efforts basis, up to 37,000,000 Hanny Shares at HK$3.22 per Hanny Share to not less than six independent placees and ITC would subscribe for such number of new Hanny Shares equivalent to the number of the placing shares of Hanny placed at the same price of HK$3.22 per subscription shares. Completion of the placing took place on 24th November, 2004. Details of the placing were set out in the announcement of Hanny dated 23rd November, 2004.

On 22nd July, 2005, Hanny announced that the Hanny Board resolved to recommend the payment of a final dividend of HK6 cents per Hanny Share for the year ended 31st March, 2005 to the Hanny Shareholders and that the Hanny Shareholders would be given the option to receive Hanny Shares in lieu of cash in respect of part or all of such dividend. ITC elected to receive 816,135 Hanny Shares issued at HK$3.367 each. Such Hanny Shares represent all dividends which ITC were entitled under the script dividend scheme.

An aggregate of 11,000,000 Hanny Shares were acquired on 21st October, 2005 on market by Famex Investment Limited, being a substantial Hanny Shareholder and an indirect wholly-owned subsidiary of ITC. As jointly announced by Hanny and ITC on 15th November, 2005, the Executive criticised the board of directors of ITC for the breach of Rule 21.3 of the Takeovers Code as neither Hanny nor any person acting in concert with it may, except with the consent of the Executive, deal in any securities in Hanny during the GDI Offer period. Each of the Hanny Board and the board of directors of ITC has undertaken to the Executive that they will put in place suitable measures to ensure future compliance with the Takeovers Code in respect of the GDI Offer.

On 16th February, 2006, with the consent of the Executive, each of Dr. Chan, Mr. Yap, Allan and Mr. Lui Siu Tsuen, Richard (being the Hanny Directors who are presumed to be acting in concert with the Offeror in accordance with the Takeovers Code) exercised 1,600,000 share options to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 each.

On 21st February, 2006, with the consent of the Executive, Mr. Chan Kwok Hung (being a former executive Hanny Director who is presumed to be acting in concert with the Offeror in accordance with the Takeovers Code by virtue of his relationship with Dr. Chan) exercised 1,600,000 share options to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 each.

Save as disclosed in this sub-section above, none of the parties acting in concert with the Offeror dealt for value in any securities in Hanny during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

Save as disclosed in this sub-section above, none of the Hanny Directors or the directors of the Offeror dealt for value in any securities in Hanny during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

None of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton dealt for value in any securities in Hanny during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

(ii) Securities in the Offeror

None of the parties acting in concert with the Offeror dealt for value in any securities in the Offeror during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

None of the Hanny Directors or the directors of the Offeror dealt for value in any securities in the Offeror during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

None of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton dealt for value in any securities in the Offeror during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

(iii) Securities in GDI

Save for the GDI Shares received under the China Strategic Group Reorganisation, none of the Offeror and parties acting in concert with it (including Hanny) dealt for value in any securities in GDI during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

None of the Hanny Directors or the directors of the Offeror dealt for value in any securities in GDI during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

None of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton dealt for value in any securities in GDI during the period commencing six months prior to the date of the Initial Announcement and ending on the Latest Practicable Date.

(iv) Arrangements in relation to dealings

As at the Latest Practicable Date, no arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code existed between the Offeror, any person acting in concert with it or any of their respective associates, and any other persons or their associates.

MARKET PRICES

Set out below are the closing prices of the Hanny Shares on the Stock Exchange (i) on the Latest Practicable Date; (ii) on 14th October, 2004, the day preceding the date of the Initial Announcement; (iii) on the Last Trading Day; and (iv) on the last trading day of each of the calendar months during the period commencing six months immediately preceding the date of the Initial Announcement and ending on the Latest Practicable Date:

	HK$		*HK$*
30th April, 2004	3.100	29th April, 2005	3.625
31st May, 2004	3.100	31st May, 2005	2.975
30th June, 2004	3.350	30th June, 2005	3.150
30th July, 2004	3.000	29th July, 2005	3.400
31st August, 2004	2.600	31st August, 2005	3.525
30th September, 2004	2.650	30th September, 2005	4.000
14th October, 2004	2.675	31st October, 2005	4.350
29th October, 2004	3.000	30th November, 2005	3.975
30th November, 2004	3.100	30th December, 2005	3.750
31st December, 2004	3.200	27th January, 2006	4.625
31st January, 2005	3.950	28th February, 2006	4.925
28th February, 2005	3.850	31st March, 2006	4.850
The Last Trading Day	3.700	28th April, 2006	4.750
31st March, 2005	3.700	The Latest Practicable Date	4.075

The highest and lowest closing prices of the Hanny Shares during the period commencing six months immediately preceding the date of the Initial Announcement and ending on the Latest Practicable Date were HK$5.45 per Hanny Share on 10th February, 2006 and HK$2.475 per Hanny Share on 18th May, 2005 and 25th May 2005, respectively.

MATERIAL CHANGE

Hanny announced on 26th January, 2006 that Memorex International Inc. ("MII") (a non wholly-owned subsidiary of Hanny) and Imation Corp. (an independent third party) entered into a conditional sale and purchase agreement relating to the disposal by MII of its business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data relating to the brand "Memorex®". The disposal constitutes a very substantial disposal of Hanny and was completed on 28th April, 2006. After completion of the aforesaid disposal, the Hanny Group has ceased to engage in the aforesaid business and the principal activities of the Hanny Group become trading of securities, property investment and trading and other strategic investments. Details of the disposal were contained in an announcement of Hanny dated 26th January, 2006 and a circular of Hanny dated 10th April, 2006.

On 9th March, 2006, Best Position Limited (an indirect wholly-owned subsidiary of Hanny) and Asset Manage Limited (a wholly-owned subsidiary of Capital Strategic Investment Limited) entered into a conditional sale and purchase agreement relating to the acquisition by Best Position Limited of a 100% interest in Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited, a company indirectly wholly-owned by Rapid Growth Profits Limited and holding a property located at the Bank of America Tower in Hong Kong. The property was mortgaged to a bank as security for a loan of approximately HK$93 million before the acquisition. The acquisition was completed on 28th March, 2006. It was originally intended that the consideration for the acquisition of approximately HK$39 million would be funded by internal resources. However, the Hanny Directors considered that financing the consideration by external borrowing represented a better use of funds at the time of completion of that transaction and thus obtained unsecured borrowing of HK$39 million to fund the acquisition. Details of the acquisition were contained in an announcement of Hanny dated 9th March, 2006 and a circular of Hanny dated 27th March, 2006.

During the period from January to May 2006, the Hanny Group repaid bank and other borrowings of approximately HK$355 million and HK$208 million respectively mainly with proceeds from the disposal of Memorex business and internal resources.

On 22nd April, 2006, Hanny, SCL and Success Securities Limited entered into an underwriting agreement relating to the underwriting of the rights issue of SCL. Hanny was interested in approximately 15.43% of SCL as at the Latest Practicable Date. Details of the rights issue were contained in an announcement of Hanny dated 27th April, 2006 and a circular of Hanny dated 17th May, 2006.

On 27th April, 2006, Hanny entered into a subscription agreement with Cheung Tai Hong Holdings Limited ("CTH") in relation to the subscription by Hanny of HK$270 million convertible notes to be issued by CTH. Hanny was interested in approximately 23.33% of CTH as at the Latest Practicable Date. Details of the subscription were contained in an announcement of Hanny dated 28th April, 2006.

Save as disclosed above, the Hanny Directors are not aware of any material change in the financial or trading position or outlook of the Hanny Group since 31st December, 2005 (being the date to which the last published audited consolidated accounts of the Hanny Group were made up) up to and including the Latest Practicable Date.

ARRANGEMENTS IN CONNECTION WITH THE GDI OFFER

(i) As at the Latest Practicable Date, no agreement, arrangement or understanding existed between the Offeror and any other persons for the transfer, charge or pledge of the beneficial interests in GDI Shares acquired by the Offeror under the GDI Offer.

(ii) As at the Latest Practicable Date, no agreement, arrangement or understanding (including any compensation arrangement) existed between the Offeror or any person acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of GDI which is conditional on or dependent upon the outcome of the GDI Offer or otherwise connected therewith.

(iii) As at the Latest Practicable Date, no agreement or arrangement existed whereby the Offeror is a party thereto which relates to the circumstances in which the Offeror may or may not invoke or seek to invoke a condition to the GDI Offer.

(iv) No emoluments of the Hanny Directors or directors of the Offeror will be affected by the GDI Offer or any other associated transaction.

INDEBTEDNESS

Borrowings

At the close of business on 28th February, 2006, the Hanny Group had outstanding borrowings of approximately HK$873,605,000 comprising secured borrowings of approximately HK$511,585,000 and unsecured borrowings of approximately HK$362,020,000. The secured borrowings of approximately HK$511,585,000 included bank borrowings of approximately HK$271,720,000, other borrowings of approximately HK$200,000,000, trust receipt loans of approximately HK$15,771,000, share margin financing loans of approximately HK$4,884,000 and bank overdrafts of approximately HK$19,210,000. The unsecured borrowings of approximately HK$362,020,000 included unsecured bank borrowings of approximately HK$60,000, unsecured other borrowings of approximately HK$323,046,000, unsecured trust receipt loans of approximately HK$26,266,000, unsecured bills payable of approximately HK$253,000 and unsecured bank overdrafts of approximately HK$12,395,000.

Pledge of assets and guarantees

At the close of business on 28th February, 2006, the secured borrowings are secured by certain of the Hanny Group's assets of approximately HK$1,315,312,000.

At the close of business on 28th February, 2006, the Hanny Group's banking facilities were also secured by personal guarantee given by a director of Hanny, corporate guarantee from Hanny and joint guarantee by Hanny and a director of Hanny amounting to approximately HK$400,000,000, HK$98,473,000 and HK$4,274,000 respectively.

Debt securities

At the close of business on 28th February, 2006, the Hanny Group had no debt securities.

Contingent liabilities

At the close of business on 28th February, 2006, the Hanny Group had no contingent liabilities.

Save as aforesaid and apart from intra-group liabilities, the Hanny Group did not have outstanding at the close of business on 28th February, 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease commitments, guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 28th February, 2006.

Subsequent to 28th February, 2006, the Hanny Group had completed a very substantial disposal transaction, whereby the Hanny Group, through its non wholly-owned subsidiary, Memorex International Inc. (the "Vendor"), disposed of the Vendor's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and disposed of the Vendor's trademark license and other assets relating to the marketing and sale of electronic data storage business under the trade name "Memorex®", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data engaged by the Vendor and the Disposed Companies.

At the close of business on 28th February, 2006, the Disposed Companies had outstanding secured bank borrowings of approximately HK$263,812,000. The secured bank borrowings were secured by certain of the Disposed Companies' assets of approximately HK$345,288,000. The banking facilities of the Disposed Companies were also secured by corporate guarantee from Hanny amounting to approximately HK$2,896,000.

LITIGATION

As at the Latest Practicable Date, none of the members of the Hanny Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Hanny Directors to be pending or threatened against any member of the Hanny Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business of the Hanny Group) were entered into by the members of the Hanny Group within the two years preceding the date of the Initial Announcement and are or may be material:

(i) the sale and purchase agreement dated 25th October, 2003 (the "Memorex Agreement") entered into between Hanny and Global Media Limited ("Global Media") relating to the disposal of a 35% interest in Memorex Holdings Limited ("Memorex") for a cash consideration of US$39.9 million (equivalent to approximately HK$311.2 million);

(ii) the call option agreement dated 5th December, 2003 entered into between Hanny and Global Media pursuant to which Global Media obtained an option to purchase an additional 20% interest in Memorex from Hanny, exercisable in whole or in part at any time within 3 years from the date of the Memorex Agreement. The exercise price for the call option is equal to the aggregate of US$26.9 million (equivalent to approximately HK$209.8 million) and the amount which represents 20% of the consolidated retained profits of Memorex;

(iii) the deed of indemnity dated 5th December, 2003 entered into between Hanny and Global Media in relation to certain tax indemnities given by Hanny in favour of Global Media in respect of the disposal under the Memorex Agreement;

(iv) the placing and subscription agreement dated 28th January, 2004 entered into between ITC, Hanny and Success Securities Limited (formerly known as Young Champion Securities Limited) ("Success Securities") relating to the placing and subscription of 21,500,000 Hanny Shares at a price of HK$4.00 per Hanny Share. The aggregate net proceeds from the placing was approximately HK$86 million;

(v) the placing and subscription agreement dated 23rd November, 2004 entered into between ITC, Hanny and Success Securities relating to the placing and subscription of 37,000,000 Hanny Shares at a price of HK$3.22 per Hanny Share. The aggregate net proceeds from the placing was approximately HK$119 million;

(vi) two sale and purchase agreements both dated 31st January, 2005 entered into between TFN Multi-Media Co., Ltd. and each of Pacific Development Co. Ltd. and Pacific Auto Co. Ltd. respectively (both indirect wholly-owned subsidiaries of Hanny) and relating to the disposal of an aggregate of 8.03% interest in Fu Yang Investment Co., Ltd. The aggregate consideration for the disposal was approximately NT$638.6 million (equivalent to approximately HK$156.5 million) and was satisfied as to 25% by two bank demand drafts on 31st January, 2005 and as to the remaining 75% by two post-dated cheques honoured on 4th March, 2005;

(vii) the Share Sale Agreement;

(viii) the subscription agreement dated 20th April, 2005 entered into between Loyal Concept Limited, an indirect wholly-owned subsidiary of Hanny, and Cheung Tai Hong Holdings Limited ("Cheung Tai Hong") in relation to the subscription by cash of HK$450 million convertible note issued by Cheung Tai Hong. The initial conversion price of the convertible note is HK$0.44 per share in Cheung Tai Hong, subject to usual anti-dilution adjustments in certain events including, among other things, share consolidation, share subdivision, capitalization issue, capital distribution and rights issue;

(ix) the underwriting agreement dated 21st April, 2005 entered into between Hanny, SCL and Tai Fook Securities Company Limited in relation to the underwriting of the rights shares of SCL. Pursuant to the underwriting agreement, Hanny agreed to underwrite 320,000,000 rights shares in SCL (representing, at that time, approximately 14.9% of the issued share capital of SCL as enlarged by the rights issue) at a commission of 2% of the aggregate rights shares underwritten;

(x) the subscription agreement dated 21st April, 2005 entered into between Hanny and SCL relating to the subscription of HK$170 million convertible note issued by SCL in cash. The initial conversion price of the convertible note is HK$0.12 per share in SCL, subject to usual anti-dilution adjustments in certain events, including, among other things, share consolidation, share subdivision, capitalization issue, capital distribution and rights issue;

(xi) the loan agreement dated 11th August, 2005 entered into between Hanny and Kingston Finance Limited ("Kingston") pursuant to which Kingston agreed to grant a loan facility of HK$400 million to Hanny;

(xii) a deed of mortgage and assignment dated 11th August, 2005 entered into between Well Orient as the mortgagor and Kingston as mortgagee in relation to the securities of China Strategic;

(xiii) a security assignment dated 11th August, 2005 entered into between Loyal Concept Limited, an indirect wholly-owned subsidiary of Hanny, as the assignor and Kingston as the assignee in relation to the HK$450 million convertible note of Cheung Tai Hong;

(xiv) a deed of mortgage of shares dated 11th August, 2005 entered into between Hanny as the mortgagor and Kingston as mortgagee in relation to the securities in SCL;

(xv) a deed of security assignment dated 11th August, 2005 entered into between Hanny as the assignor and Kingston as assignee in relation to the HK$170 million convertible note of SCL;

(xvi) a subscription agreement dated 18th August, 2005 entered into between Hanny and Wo Kee Hong (Holdings) Limited in respect of the subscription by Hanny of HK$30 million convertible note issued by Wo Kee Hong (Holdings) Limited in cash. The initial conversion price of the convertible note is HK$0.10 per share in Wo Kee Hong (Holdings) Limited, subject to usual anti-dilution adjustments in certain events, including, among other things, share consolidation, share subdivision, capitalization issue, capital distribution and rights issue;

(xvii) a supplemental agreement dated 30th December, 2005 to extend the long stop date of the Share Sale Agreement to 30th April, 2006;

(xviii) a conditional sale and purchase agreement dated 19th January, 2006 entered into between Memorex International Inc. ("MII"), an indirect non wholly-owned subsidiary of Hanny, and Imation Corp. ("Imation") relating to the disposal of MII's business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data relating to the brand Memorex®. The aggregate cash consideration for the disposal was US$330 million plus adjustments amount and earnout amount calculated in accordance with the terms of the sale and purchase agreement;

(xix) an inducement agreement dated 19th January, 2006 entered into, among others, Imation and Hanny, pursuant to which Hanny has, amongst other things, agreed to guarantee the performance of MII under the conditional sale and purchase agreement as mentioned in (xviii) above;

(xx) a conditional sale and purchase agreement dated 9th March, 2006 entered into between Best Position Limited, an indirect wholly-owned subsidiary of Hanny, and Asset Manage Limited relating to the acquisition of 100% interests in Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited at a consideration of HK$39,054,194, subject to adjustment;

(xxi) the underwriting agreement dated 22nd April, 2006 entered into between Hanny, SCL and Success Securities in relation to the underwriting of the rights issue of SCL, pursuant to which Hanny agreed to underwrite up to 329,037,330 rights shares in SCL at a price of HK$0.014 per rights share for an underwriting commission of 5% of the aggregate subscription price of the rights shares underwritten by Hanny;

(xxii) the subscription agreement dated 27th April, 2006 entered into between Hanny and Cheung Tai Hong in relation to the subscription of HK$270 million convertible note issued by Cheung Tai Hong in cash. The initial conversion price of the convertible note is HK$0.70 per share in Cheung Tai Hong, subject to the usual anti-dilution adjustments in certain events such as share consolidation, share subdivision, capitalization issue, capital distribution, rights issue and other equity or equity derivatives issue; and

(xxiii) a supplemental agreement dated 28th April, 2006 to further extend the long stop date of the Share Sale Agreement to 30th June, 2006.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised and issued share capital of GDI was as follows:

Authorised:		*US$*
8,000,000,000	GDI Shares of US$0.01 each	80,000,000.00
Issued and fully paid:		*US$*
440,797,543	GDI Shares of US$0.01 each	4,407,975.43

As at 31st December, 2005, there was 1 share of GDI of US$1.00. To facilitate the China Strategic Group Reorganisation, (i) the authorised share capital of GDI was increased from US$50,000.00 to US$80,000,000.00 and the 1 share of GDI of US$1.00 was sub-divided into 100 GDI Shares of US$0.01 each on 17th May, 2006; and (ii) 440,797,443 GDI Shares of US$0.01 each were allotted and issued on 19th May, 2006. However, the share certificates of GDI will only be posted to the shareholders of GDI who have not accepted the GDI Offer after the Closing Date such that the despatch of the share certificates to the shareholders of GDI could be managed efficiently. Details of the procedures for acceptance of the GDI Offer are set out in Appendix I to this document and the Form of Acceptance.

All GDI Shares in issue rank pari passu in all respects with each other including all rights as regards rights to dividends, voting and return of capital.

As at the Latest Practicable Date, there were no outstanding options, warrants or conversion rights which will affect the GDI Shares.

DISCLOSURE OF INTERESTS

(i) As at the Latest Practicable Date, Ms. Chan Ling, Eva, a director of GDI, was interested in 500 Hanny Shares. Save as aforesaid, none of GDI and its directors was interested in any securities in the Offeror or Hanny as at the Latest Practicable Date.

(ii) As at the Latest Practicable Date, Hanny was interested in 29.4% of the issued share capital of GDI. Dr. Chan, Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard, directors of GDI, were interested in GDI Shares through their respective interests in Hanny Shares as disclosed under the section headed "Disclosure of interests" in Appendix VII to this document. Save as aforesaid, none of the directors of GDI was interested in any securities in GDI as at the Latest Practicable Date.

(iii) As at the Latest Practicable Date, none of the subsidiaries of GDI, a pension fund of GDI or its subsidiaries, Dao Heng Securities, Hercules, Deloitte, Norton or any other advisers to GDI as specified in class (2) of the definition of associate (excluding exempt principal traders) under the Takeovers Code owned or controlled any securities in GDI, the Offeror or Hanny.

(iv) As at the Latest Practicable Date, no person who owned or controlled securities in GDI, the Offeror or Hanny had any arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code with GDI or with any person who is an associate of GDI by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code.

(v) As at the Latest Practicable Date, no fund manager (other than exempt fund manager) connected with GDI managed any securities in GDI, the Offeror or Hanny on a discretionary basis.

(vi) As at the Latest Practicable Date, none of the directors of GDI directly held or owned any securities in GDI.

DEALINGS

During the period commencing six months preceding 15th October, 2004, being the commencement date of the GDI Offer period, and ending on the Latest Practicable Date,

(i) none of GDI and its directors dealt for value in any securities in the Offeror or Hanny;

(ii) none of the directors of GDI dealt for value in any securities in GDI;

(iii) none of the subsidiaries of GDI, a pension fund of GDI or its subsidiaries, Dao Heng Securities, Hercules, Deloitte, Norton or any other advisers to GDI as specified in class (2) of the definition of associate (excluding exempt principal traders) under the Takeovers Code dealt for value in any securities in GDI, the Offeror or Hanny;

(iv) no person who had an arrangement of the kind as referred to in Note 8 to Rule 22 of the Takeovers Code with GDI or with any person who is an associate of GDI by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code dealt for value in any securities in GDI, the Offeror or Hanny; and

(v) no fund manager (other than exempt fund manager) connected with GDI dealt for value in any securities in GDI, the Offeror or Hanny which were managed on a discretionary basis.

MATERIAL CHANGE

Save for the subscription of convertible note with principal amount of HK$300 million of Wing On by CEL, a non wholly-owned subsidiary of GDI, as announced on 27th March, 2006, the directors of GDI are not aware of any material change in the financial or trading position and outlook of the GDI Group since 31st December, 2005, being the date which the latest audited consolidated financial statements of the GDI Group were made up.

INDEBTEDNESS

Borrowings

At the close of business on 31st March, 2006, (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document), the GDI Group had outstanding borrowings of approximately HK$2,972,863,000 comprising amounts due to fellow subsidiaries of approximately HK$2,972,304,000, amount due to a related company of approximately HK$556,000 and secured margin loan payable of approximately HK$3,000.

Securities and guarantees

At the close of business on 31st March, 2006, the secured margin loan payable is secured by investment in securities held for trading of approximately HK$3,600,000.

Debt securities

At the close of business on 31st March, 2006, the GDI Group had no debt securities.

Commitment

At the close of business on 31st March, 2006, the GDI Group had commitment of approximately HK$95,654,000 in respect of the acquisition of interest in other assets.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the GDI Group did not have, at the close of business on 31st March, 2006, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchases or finance lease commitments, guarantees, or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 31st March, 2006.

LITIGATION

As at the Latest Practicable Date, other than the legal proceedings commenced by the GDI Group against a third party in June 2005 in relation to certain property interests of the GDI Group, none of the members of the GDI Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the directors of GDI to be pending or threatened by or against any member of the GDI Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business of the GDI Group) were entered into by the members of the GDI Group within the two years preceding 15th October, 2004, being the commencement date of the GDI Offer period, which are, or may be material:

(i) an agreement dated 10th June, 2003 entered into between Million Good Limited ("Million Good"), a non wholly-owned subsidiary of GDI, and Wing On, an associated company of GDI, in respect of the provision of loan facility for the amount of HK$25,000,000 by Million Good for working capital of Wing On. The loan was unsecured, bore interest at Hong Kong Dollars prime rate and was repayable within two years from the date of this agreement. A supplemental agreement dated 21st October, 2003 was entered into between Million Good and Wing On in respect of the change of the amount of the loan to HK$100,000,000;

(ii) an agreement dated 30th September, 2003 entered into between Vision Leader Limited, an indirect wholly-owned subsidiary of GDI, and Mr. Chan Chung Chiu, an independent third party, in relation to the sale and purchase of the entire issued share capital of Zhuhai Zhongce Property Investment Limited (formerly known as Talent Shop Investment Limited) for the consideration of HK$190,000,000. Completion of the transaction took place in October 2003;

(iii) an agreement dated 16th December, 2003 and a supplemental agreement dated 2nd January, 2004 entered into between Future Returns Limited ("Future Returns"), a wholly-owned subsidiary of GDI, and Apex in respect of the loan facility for the amount of HK$76,215,406.33. The loan was unsecured, bore interest at 2% over and above Hong Kong Dollars prime rate per annum and was repayable on 2nd January, 2006;

(iv) an agreement dated 16th December, 2003 and a supplemental agreement dated 2nd January, 2004 entered into between Future Returns, a wholly-owned subsidiary of GDI, and Apex in respect of the loan facility for the amount of RMB5,544,065.68. The loan was unsecured, bore interest rate of 6% per annum and was repayable on 2nd January, 2006;

(v) a conditional agreement dated 13th January, 2004 entered into between CEL, a non wholly-owned subsidiary of GDI, and Wing On, an associated company of GDI, in respect of the subscription of convertible note in the amount of HK$155,000,000 attaching with conversion rights to convert the note into shares of Wing On at an initial conversion price of HK$0.02 per share by CEL. Completion of the transaction took place in May 2004;

(vi) a subscription agreement dated 2nd February, 2004 entered into among Grotto Profits Limited ("Grotto Profits"), a wholly-owned subsidiary of GDI, SIIS Treasury Limited and Softbank Investment International (Strategic) Limited ("Softbank") in respect of the subscription of the 5% convertible guarantee note in the amount of HK$3,000,000 attaching conversion rights to convert the note into shares of SIIS Treasury Limited at an initial conversion price of HK$0.10 per share by Grotto Profits. Completion of the transaction took place in February 2004;

(vii) an agreement dated 30th March, 2004 entered into among Group Dragon Limited ("Group Dragon"), an indirect wholly-owned subsidiary of GDI, and Mr. Jonathan H. Lee, Mr. Hu Hsiao Cheng and Mr. Cheng Jian, who are independent third parties, relating to the acquisition of the entire issued share capital of Asso Limited by Group Dragon for a consideration RMB219,000,000, subject to the condition of due diligence results being satisfactory and acceptable to Group Dragon. The condition was not fulfilled on or before the agreed long stop date, i.e. 31st July, 2004, and the agrement was therefore lapsed;

(viii) the sale and purchase agreement dated 16th June, 2004 entered into between Manwide Holdings Limited, a non wholly-owned subsidiary of GDI, and Shanghai Jiu Sheng Investment Company Limited in respect of the acquisition of the interest in the land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the building being erected thereon which comprises two levels of underground carparks and a 24-storey building for a consideration of RMB450 million;

(ix) two placing and subscription agreements dated 30th November, 2004 entered into among CEL, a non wholly-owned subsidiary of GDI, Wing On, an associated company of GDI, and a placing agent, Deutsche Bank AG, Hong Kong Branch, in relation to the placing of 6,000 million shares of Wing On by the placing agent on behalf of CEL at the price of HK$0.028 per share and the subscription of 6,000 million new shares of Wing On at HK$0.028 per share. The placing agent was entitled to receive a commission equal to 3.6% of the aggregate placing price of the placing shares. The placing and subscription were completed in January 2005;

(x) a placing and subscription agreement dated 4th February, 2005 entered into among CEL, a non wholly-owned subsidiary of GDI, Wing On, an associated company of GDI, and a placing agent, Tai Fook Securities Company Limited, in relation to the placing of 6,400 million shares of Wing On at the price of HK$0.022 and the subscription of 6,400 million new shares of Wing On at HK$0.022 per share. The placing agent was entitled to receive a commission equal to 2.5% of the aggregate placing price of the placing shares. The placing and subscription were completed in February 2005; and

(xi) a conditional subscription agreement dated 23rd March, 2006 (the "Agreement") entered into between CEL, a non wholly-owned subsidiary of GDI, and Wing On, an associated company of GDI, in relation to the subscription by CEL of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitle the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On.

ARRANGEMENTS AFFECTING THE DIRECTORS OF GDI

(i) No benefit will be given to any director of GDI as compensation for loss of office or otherwise in connection with the GDI Offer.

(ii) As at the Latest Practicable Date, no agreement or arrangement existed between any director of GDI and any other person which is conditional on or dependent upon the outcome of the GDI Offer or otherwise connected therewith.

(iii) As at the Latest Practicable Date, there was no material contract to which the Offeror is a party in which any director of GDI has a material personal interest.

SERVICE AGREEMENTS

As at the Latest Practicable Date, none of the directors of GDI had entered into any service agreement with any member of the GDI Group or associated companies of GDI which are in force and which are continuous contracts with a notice period of 12 months or more, or which has been entered into or amended within six months prior to 15th October, 2004, being the commencement date of the GDI Offer period, or which are fixed term contracts with more than 12 months to run irrespective of the notice period.

RESPONSIBILITY STATEMENTS

The Hanny Directors and the directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information (other than those relating to the GDI Group and the China Strategic Group) contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed herein (other than those relating to the GDI Group and the China Strategic Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The directors of GDI and China Strategic jointly and severally accept full responsibility for the accuracy of the information (other than those relating to the Hanny Group and the Offeror) contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed herein (other than those relating to the Hanny Group and the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

EXPERTS AND CONSENTS

The following are the qualifications of the experts who have given opinion or advice which are contained in this document.

Name	Qualification
Somerley Limited	a corporation licensed under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities under the SFO
Hercules Capital Limited	a corporation licensed under the SFO to conduct type 6 (advising on corporate finance) regulated activity under the SFO
Deloitte Touche Tohmatsu	certified public accountants
RHL Appraisal Ltd.	professional valuers
Norton Appraisals Limited	professional property valuers

Each of Somerley, Dao Heng Securities, Hercules, Deloitte, RHL and Norton has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter or report and references to its name in the form and context in which they respectively appear.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection (i) during normal business hours at the principal place of business of Hanny in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong; (ii) on the website of Hanny *(www.hanny.com)*; and (iii) the website of the SFC *(www.sfc.hk)* from the date of this document up to and including the Closing Date:

(i) the memorandum of association and bye-laws of Hanny and the memorandum and articles of association of the Offeror;

(ii) the memorandum and articles of association of GDI;

(iii) the accountants' report of Hanny as set out in Appendix II to this document, the annual reports of Hanny for each of the three financial years ended 31st March, 2003, 2004 and 2005 and the interim reports of Hanny for each of the six months ended 30th September, 2004 and 2005;

(iv) the accountants' report on the GDI Group as set out in Appendix III to this document;

(v) the unaudited pro forma financial information of the Hanny Group as set out in Appendix IV to this document;

(vi) the letter from the GDI Board, the text of which is set out on pages 6 to 10 to this document;

(vii) the letter from Somerley, the text of which is set out on pages 11 to 18 of this document;

(viii) the letter of advice from Hercules, the text of which is set out on pages 19 to 54 of this document;

(ix) the comfort letters from Deloitte and Somerley regarding the unaudited pro forma financial information on the Hanny Group, the text of each of which is set out in Appendix IV to this document;

(x) the report from RHL on the estimated value of the Hanny Bonds, the text of which is set out in Appendix V to this document;

(xi) the comfort letter from Somerley regarding the estimated value of the Hanny Bonds, the text of which is set out in Appendix V to this document;

(xii) the valuation report from Norton, the text of which is set out in Appendix VI to this document;

(xiii) the material contracts as referred to in the section headed "Material contracts" in each of Appendices VII and VIII to this document; and

(xiv) the written consents as referred to in the section headed "Experts and consents" in this appendix.

MISCELLANEOUS

In the event of inconsistency, the English texts of this document and the Form of Acceptance shall prevail over the Chinese texts thereof.

其他事項

本文件及接納表格之中、英文版本如有歧異，須以英文版本為準。

備查文件

下列文件之副本由本通函刊發日期直至及包括截止日期止(i)在錦興設於香港九龍觀塘鴻圖道51號保華企業中心8樓之香港主要營業地點(只限一般辦公時間內)；(ii)錦興之網站(*www.hanny.com*)；及(iii)證監會網頁(*www.sfc.hk*)內可供查閱：

(i) 錦興之組織章程大綱及公司細則及要約人之組織大綱及組織章程細則；

(ii) 群龍之組織大綱及組織章程細則；

(iii) 本文件附錄二所載錦興之會計師報告錦興截至二零零三年、二零零四年及二零零五年三月三十一日止財政年度各年之年報，以及錦興截至二零零四年及二零零五年九月三十日止六個月各期間之中期報告；

(iv) 本文件附錄三所載群龍集團之會計師報告；

(v) 本文件附錄四所載錦興集團之未經審核備考財務資料；

(vi) 群龍董事會函件，全文載於本文件第6至10頁；

(vii) 新百利函件，全文載於本文件第11至18頁；

(viii) 凱利函件，全文載於本文件第19至54頁；

(ix) 德勤及新百利就錦興集團之未經審核備考財務資料所發出之釋疑函件，該等函件之全文分別載於本通函附錄四；

(x) 永利行就錦興債券之估計價值發出之報告，全文載於本通函附錄五；

(xi) 新百利就錦興債券之估計價值發出之釋疑函件，全文載於本文件附錄五；

(xii) 普敦之估值報告，全文載於本文件附錄六；

(xiii) 本文件附錄七及八「重大合約」一節所述之重大合約；及

(xiv) 本附錄「專家及同意書」一節所述之同意書。

責任聲明

錦興董事及要約人之董事願就本文件所載資料(有關群龍集團及中策集團者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知，本文件所表達之意見(有關群龍集團及中策集團者除外)乃經審慎周詳考慮後始行作出，且本文件亦並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

群龍及中策之董事願就本文件所載資料(有關錦興集團及要約人者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知，本文件所表達之意見(有關錦興集團及要約人者除外)乃經審慎周詳考慮後始行作出，且本文件亦並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

專家及同意書

以下為於本文件內作出意見或建議之專家之資格。

名稱	資格
新百利有限公司	根據證券及期貨條例進行證券及期貨條例第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(提供資產管理)受規管活動之持牌法團
凱利融資有限公司	根據證券及期貨條例進行證券及期貨條例第6類(就機構融資提供意見)受規管活動之持牌法團
德勤•關黃陳方會計師行	執業會計師
永利行評值顧問有限公司	專業估值師
普敦國際評估有限公司	專業物業估值師

新百利、道亨證券、凱利、德勤、永利行及普敦各自就本文件之刊發發出書面同意書，同意按本文件所載之形式及涵義轉載其函件或報告並引述其名稱，且迄今並無撤回該同意書。

影響群龍董事之安排

(i) 本公司將不會向任何董事提供福利，作為離職補償或以其他方式與收購建議有關之補償。

(ii) 於最後實際可行日期，群龍之任何董事及其他人士之間概無訂立任何協議或安排，而與群龍收購建議之結果為條件或依賴於該結果或於其他方面與群龍收購建議有關連。

(iii) 於最後實際可行日期，要約人概無訂立群龍任何董事擁有重大個人權益之重大合約。

服務合約

於最後實際可行日期，群龍董事概無與群龍集團任何成員公司或群龍集團之聯營公司訂立任何服務合約，而該等合約屬通知期為十二個月或以上之連續性合約，或於二零零四年十月十五日(群龍收購建議期間之開始日期)前六個月內訂立或修訂，或屬超過十二個月之固定期間合約(不論通知期長短)。

(v) CEL（群龍之非全資附屬公司）及永安（群龍之聯營公司）於二零零四年一月十三日就CEL認購155,000,000港元可換股票據（附帶換股權可按每股CEL股份0.02港元之初步轉換價將票據轉換為永安之股份）訂立之有條件協議。是項交易於二零零四年五月完成；

(vi) 群龍全資附屬公司Grotto Profits Limited（「Grotto Profits」）、SIIS Treasury Limited及軟庫發展有限公司（「軟庫」）於二零零四年二月二日就認購3,000,000港元之5%可換股有擔保票據（附帶換股權使Grotto Profits可按每股Grotto Profits股份0.10港元之初步轉換價將票據轉換為SIIS Treasury Limited之股份）訂立之認購協議。是項交易於二零零四年二月完成；

(vii) Group Dragon Limited（「Group Dragon」）（群龍之間接全資附屬公司）與Jonathan H. Lee先生、Hu Hsiao Cheng先生及Cheng Jian先生（均為獨立第三方）於二零零四年三月三十日就由Group Dragon以代價人民幣219,000,000元收購香港亞紡企業有限公司之全部已發行股本訂立協議，條件為Group Dragon對盡職調查結果滿意及接受。該條件未能於議定之最後完成日期（即二零零四年七月三十一日）或之前達成，該協議因此作廢；

(viii) 二零零四年六月十六日，群龍之非全資附屬公司萬廣控股有限公司與上海久盛投資有限公司就收購位於中國上海市靜安區江寧路219號及229號之一幅土地及建於其上之樓宇之權益（包括一個兩層地下停車場及一座24層高之樓宇）訂立買賣協議，代價為人民幣450,000,000元；

(ix) CEL（群龍之非全資附屬公司）、永安（群龍之聯營公司）及配售代理德意志銀行香港分行就配售代理代表CEL以每股0.028港元之價格配售6,000,000,000股永安股份及以每股0.028港元認購6,000,000,000股永安新股份而於二零零四年十一月三十日訂立之兩份配售及認購協議。配售代理可收取相等於配售股份之總配售價之3.6%之金額作為佣金。配售及認購於二零零五年一月完成；

(x) CEL（群龍之非全資附屬公司）、永安（群龍之聯營公司）及配售代理大福證券有限公司就以每股0.022港元之價格配售6,400,000,000股永安股份及以每股0.022港元認購6,400,000,000股永安新股份而於二零零五年二月四日訂立之配售及認購協議。配售代理可收取相等於配售股份之總配售價之2.5%之金額作為佣金。配售及認購於二零零五年二月完成；及

(xi) CEL（群龍之非全資附屬公司）及永安（群龍之聯營公司）就由永安發行，於二零一一年到期之300,000,000港元2厘可換股票據於二零零六年三月二十三日訂立之有條件認購協議。可換股票據授權持有人以初步轉換價每股永安股份0.79港元將未行使本金額轉換為永安股份。

承擔

於二零零六年三月三十一日營業時間結束時，群龍集團就購置其他資產之權益有約95,654,000港元之承擔。

除上文所述及本文件其他部份所披露者外，於二零零六年三月三十一日營業時間結束時，群龍集團並無任何已發行及未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或可承兑信貸、債權證、按揭、抵押、租購或融資租約承擔、擔保或其他重大或然負債。

外幣金額已按二零零六年三月三十一日營業時間結束時之通行匯率兑換為港元。

訴訟

於最後實際可行日期，除群龍集團於二零零五年六月就其若干物業權益而對第三方展開之法律程序外，群龍集團之成員公司概無涉及任何重大訴訟或仲裁，而就群龍之董事所知，群龍集團任何成員公司亦無任何尚未了結或面臨之任何重大訴訟或索償。

重大合約

於二零零四年十月十五日（群龍收購建議期間開始日期）前兩年內，群龍集團之成員公司曾訂立下列重大或可能重大合約（並非於群龍集團日常業務過程中所訂立之合約）：

(i) Million Good Limited（「Million Good」）（群龍之非全資附屬公司）與永安（群龍之聯營公司）就Million Good提供25,000,000港元貸款融資作為永安之營運資金而於二零零三年六月十日訂立之協議。該貸款為無抵押，按港元最優惠利率計息及須於本協議日期起計兩年內償還。Million Good與永安於二零零三年十月二十一日就更改貸款額至100,000,000港元訂立補充協議；

(ii) 群龍之間接全資附屬公司Vision Leader Limited及獨立第三方Chan Chung Chiu先生於二零零三年九月三十日就以代價190,000,000港元買賣珠海中策產業園投資有限公司（前稱智業投資有限公司）之全部已發行股本訂立一份協議。是項交易於二零零三年十月完成；

(iii) Future Returns Limited（「Future Returns」）（群龍之全資附屬公司）及Apex就76,215,406.33港元貸款融資先後於二零零三年十二月十六日及二零零四年一月二日訂立之協議及補充協議。該貸款為無抵押，按港元優惠年利率加2%計息，並須於二零零六年一月二日償還；

(iv) Future Returns（群龍之全資附屬公司）及Apex就人民幣5,544,065.68元貸款融資先後於二零零三年十二月十六日及二零零四年一月二日訂立之協議及補充協議。該貸款為無抵押，每年按6%利率計息，並須於二零零六年一月二日償還；

買賣

於二零零四年十月十五日(群龍收購建議期間開始日期)前六個月起至最後實際可行日期止期間：

(i) 群龍及其董事概無買賣要約人或錦興之任何證券，以從中獲利；

(ii) 概無群龍董事買賣群龍任何證券，以從中獲利；

(iii) 群龍之附屬公司、群龍之退休基金或其附屬公司、道亨證券、凱利、德勤、普敦或群龍任何其他根據收購守則就聯繫人士之定義第(2)類而言身為群龍聯繫人士(不包括獲豁免主要交易商)之顧問概無買賣群龍、要約人或錦興之任何證券，以從中獲利；

(iv) 與群龍或根據收購守則就聯繫人士之定義第(1)、(2)、(3)及(4)類而言身為群龍聯繫人士之任何人士概無買賣群龍、要約人或錦興之任何證券，以從中獲利；及

(v) 概無與群龍有關連之基金經理(不包括獲豁免基金經理)買賣按全權基準管理群龍、要約人或錦興之任何證券，以從中獲利。

重大變動

除CEL(群龍之非全資附屬公司)認購永安本金額為300,000,000港元之可換股票據(於二零零六年三月二十七日公佈)外，群龍董事概不知悉自二零零五年十二月三十一日(即群龍集團編製最近期刊發之經審核綜合財務報表之日)以來，群龍集團之財務或業務狀況或前景出現任何重大變動。

債務

借款

於二零零六年三月三十一日(於刊印本公佈前就本債務聲明而言之最後實際可行日期)營業時間結束時，群龍集團之未償還借款約為2,972,863,000港元，包括應付同系附屬公司款項約2,972,304,000港元、應付關連公司款項約556,000港元及應付已抵押孖展融資貸款約3,000港元。

資產抵押及擔保

於二零零六年三月三十一日營業時間結束時，應付已抵押孖展融資貸款由持作買賣證券約3,600,000港元抵押。

債務證券

於二零零六年三月三十一日營業時間結束時，群龍集團概無債務證券。

股本

於最後實際可行日期，群龍之法定及已發行股本如下：

法定股本：		*美元*
8,000,000,000	股群龍股份，每股面值0.01美元	80,000,000.00
已發行及繳足股本：		*美元*
440,797,543	股群龍股份，每股面值0.01美元	4,407,975.43

於二零零五年十二月三十一日，有一股每股面值1.00美元之群龍股份。為方便進行中策集團重組，(i)群龍之法定股本由50,000.00美元增至80,000,000.00美元，而一股每股面值1.00美元之群龍股份則於二零零六年五月十七日分拆為100股每股面值0.01美元之群龍股份；及(ii)440,797,443股每股面值0.01美元之群龍股份於二零零六年五月十九日配發及發行。然而，為有效安排向不接納群龍收購建議之群龍股東寄發股票，群龍之股票於截止日期後方會寄發予群龍股東。有關群龍收購建議的接納程序之詳情載於本文件附錄一及接納表格內。

所有已發行群龍股份在各方面均享有同等權益，包括一切有關股息、投票及資本回報之權利。

於最後實際可行日期，概無任何可影響群龍股份之未行使購股權、認股權證或兌換權。

權益披露

(i) 於最後實際可行日期，群龍董事陳玲女士擁有500股錦興股份之權益。除上述者外，於最後實際可行日期，群龍及其股東概無擁有要約人或錦興任何證券之權益。

(ii) 於最後實際可行日期，錦興擁有群龍已發行股本之29.4%權益。陳博士、Yap, Allan博士及呂兆泉先生（均為群龍董事）透過彼等各自於錦興股份之權益而擁有群龍股份之權益（如本文件附錄七「權益披露」一節所披露）。除上述者外，於最後實際可行日期，概無群龍董事擁有群龍任何證券之權益。

(iii) 於最後實際可行日期，群龍之附屬公司、群龍之退休基金或其附屬公司、道亨證券、凱利、德勤、普敦或群龍任何其他根據收購守則就聯繫人士之定義第(2)類而言身為群龍聯繫人士（不包括獲豁免主要交易商）之顧問概無擁有或控制群龍、要約人或錦興之任何證券。

(iv) 於最後實際可行日期，概無擁有或控制群龍、要約人或錦興證券之人士與群龍或根據收購守則就聯繫人士之定義第(1)、(2)、(3)及(4)類而言身為群龍聯繫人士之任何人士訂立任何收購守則第22條附註8所述類別之安排。

(v) 於最後實際可行日期，概無與群龍有關連之基金經理（不包括獲豁免基金經理）按全權基準管理群龍、要約人或錦興之任何證券。

(vi) 於最後實際可行日期，概無群龍董事直接持有或擁有任何群龍證券。

(x) 錦興與漢傳媒於二零零五年四月二十一日就現金認購漢傳媒發行之170,000,000港元可換股票據而訂立之認購協議。可換股票據之初步換股價為每股漢傳媒股份0.12港元，可在若干情況下就常見反攤薄作出調整，其中包括股份合併、股份拆細、資本化發行、股本分派及供股；

(xi) 錦興與金利豐財務有限公司(「金利豐」)於二零零五年八月十一日就金利豐同意向錦興授予400,000,000港元貸款融資訂立之貸款協議；

(xii) 威倫作為抵押人及金利豐作為承押人於二零零五年八月十一日就中策之證券訂立之抵押及轉讓契據；

(xiii) 錦興之間接全資附屬公司Loyal Concept Limited作為轉讓人與金利豐作為承讓人於二零零五年八月十一日就祥泰行450,000,000港元可換股票據訂立之證券轉讓書；

(xiv) 錦興作為抵押人與金利豐作為承押人於二零零五年八月十一日就漢傳媒之證券訂立之股份抵押契據；

(xv) 錦興作為轉讓人與金利豐作為承讓人於二零零五年八月十一日就漢傳媒170,000,000港元可換股票據訂立之證券轉讓契據；

(xvi) 錦興與和記行(集團)有限公司於二零零五年八月十八日就由錦興以現金認購和記行(集團)有限公司發行30,000,000港元可換股票據訂立之認購協議。可換股票據之初步換股價為每股和記行(集團)有限公司股份0.10港元，可在若干情況下就常見反攤薄作出調整，其中包括股份合併、股份拆細、資本化發行、股本分派及供股；

(xvii) 於二零零五年十二月三十日就延伸股份出售協議之最後完成日期至二零零六年四月三十日而訂立之補充協議；

(xviii) Memorex International Inc.(「MII」，錦興之間接非全資附屬公司)與Imation Corp.(「Imation」)就出售MII與Memorex®品牌有關之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務於二零零六年一月十九日訂立之有條件買賣協議。出售事項之總現金代價為330,000,000美元，另加根據買賣協議條款計算之調整金額及額外金額；

(xix) Imation及錦興與其他訂約方於二零零六年一月十九日訂立之促成協議，據此，錦興(其中包括)同意擔保MII根據上文(xviii)項所述有條件買賣協議之表現；

(xx) Best Position Limited(錦興之間接全資附屬公司)與Asset Manage Limited於二零零六年三月九日就以代價39,054,194港元(可予調整)收購Rapid Growth Profits Limited全部已發行股本及應收倫都有限公司股東貸款訂立之買賣協議；

(xxi) 錦興、漢傳媒及實德證券於二零零六年四月二十二日就包銷漢傳媒之供股股份訂立之包銷協議。據此，錦興同意(其中包括，以每股漢傳媒供股股份0.014港元之價格包銷最多329,037,330股漢傳媒之供股股份，並可就錦興所包銷之供股股份按總認購價收取5%佣金；

(xxii) 錦興及祥泰行就現金認購由祥泰行發行之270,000,000港元可換股票據而訂立之認購協議。可換股票據之初步換股價為每股祥泰行股份0.70港元，可在若干情況下就常見反攤薄作出調整，其中包括股份合併、股份拆細、資本化發行、股本分派、供股及其他股本或股本衍生工具發行；及

(xxiii) 於二零零六年四月二十八日就進一步延伸股份出售協議之最後完成日期至二零零六年六月三十日而訂立之補充協議。

重大合約

初步公佈日期前兩年內，錦興集團之成員公司曾訂立下列重大或可能重大合約（並非於錦興集團日常業務過程中所訂立之合約）：

(i) 錦興與Global Media Limited（「Global Media」）於二零零三年十月二十五日就以39,900,000美元（相當於約311,200,000港元）現金代價出售Memorex Holdings Limited（「Memorex」）35%權益而訂立之買賣協議（「Memorex協議」）；

(ii) 錦興與Global Media於二零零三年十二月五日訂立之認購期權協議。據此，Global Media取得向錦興增購Memorex 20%權益之期權，可於Memorex協議日期起計3年內隨時全面或部份行使。認購期權之行使價相等於合共26,900,000美元（相當於約209,800,000港元）及相等於Memorex綜合保留溢利20%之款項；

(iii) 錦興與Global Media於二零零三年十二月五日就錦興就根據Memorex協議之出售事項向Global Media作出之若干稅務彌償保證而訂立之彌償保證契據；

(iv) 德祥企業、錦興與實德證券有限公司（前稱利高證券有限公司）（「實德證券」）於二零零四年一月二十八日就按每股錦興股份4.00港元價格配售及認購21,500,000股錦興股份而訂立之配售及認購協議。配售所得款項總淨額約為86,000,000港元；

(v) 德祥企業、錦興及實德證券於二零零四年十一月二十三日就按每股錦興股份3.22港元價格配售及認購37,000,000股錦興股份而訂立之配售及認購協議。配售所得款項淨額約為119,000,000港元；

(vi) 台固多媒體股份有限公司與太平洋開發股份有限公司、太平洋聯合汽車股份有限公司（兩者均為錦興之間接全資附屬公司）分別於二零零五年一月三十一日就出售富洋投資股份有限公司合共8.03%權益而訂立之兩份買賣協議。出售事項之代價約為新台幣638,600,000元（相當於約156,500,000港元），乃於二零零五年一月三十一日以兩張銀行匯票支付25%，及以於二零零五年三月四日承兑兩張期票支付其餘75%；

(vii) 股份出售協議；

(viii) Loyal Concept Limited（錦興之間接全資附屬公司）與祥泰行集團有限公司（「祥泰行」）於二零零五年四月二十日就Loyal Concept Limited認購由祥泰行發行之450,000,000港元可換股票據而訂立之認購協議。可換股票據之初步換股價為每股祥泰行股份0.44港元，可在若干情況下就常見反攤薄情況作出調整，其中包括股份合併、股份拆細、資本化發行、股本分派及供股；

(ix) 錦興、漢傳媒與大福證券有限公司於二零零五年四月二十一日就包銷漢傳媒之供股股份而訂立之包銷協議。根據包銷協議，錦興同意包銷320,000,000股漢傳媒供股股份（佔當時經供股擴大後漢傳媒已發行股本約14.9%），並可就所包銷之供股股份總數收取2%佣金；

資產抵押及擔保

於二零零六年二月二十八日營業時間結束時，已抵押借款由錦興集團若干資產約1,315,312,000港元抵押。

於二零零六年二月二十八日營業時間結束時，錦興集團之銀行及其他融資亦分別由錦興一名董事作出個人擔保約400,000,000港元、錦興作出公司擔保約98,473,000港元及錦興與錦興一名董事共同作出擔保約4,274,000港元抵押。

債務證券

於二零零六年二月二十八日營業時間結束時，錦興集團概無債務證券。

或然負債

於二零零六年二月二十八日營業時間結束時，錦興集團概無或然負債。

除上文所述及集團內公司間之負債外，於二零零六年二月二十八日營業時間結束時，錦興集團並無任何已發行及未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債項、承兌負債或可承兌信貸、債權證、按揭、抵押、融資租約承擔、擔保或其他重大或然負債。

外幣金額已按二零零六年二月二十八日營業時間結束時之通行匯率兌換為港元。

於二零零六年二月二十八日後，錦興集團完成一項非常重大出售事項，據此，錦興集團透過其非全資附屬公司Memorex International Inc.(「賣方」)出售賣方於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.(「出售公司」)之全部權益，並出售賣方之商標特許權及以「Memorex®」商用名稱作市場推廣及銷售電子數據儲存業務有關之其他資產，包括賣方及出售公司所經營電子數據儲存所用之硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務。

於二零零六年二月二十八日營業時間結束時，出售公司之未償還已抵押銀行借貸約為263,812,000港元。已抵押銀行借貸以若干出售公司之資產約345,288,000港元作抵押。出售公司之銀行融資亦以錦興之公司擔保約2,896,000港元為抵押。

訴訟

於最後實際可行日期，錦興集團之成員公司概無涉及任何重大訴訟或仲裁，而就錦興董事所知，錦興集團任何成員公司亦無任何尚未了結或面臨之任何重大訴訟或索償。

於二零零六年一月至五月期間，錦興集團已分別償還約355,000,000港元及208,000,000港元之銀行借貸及其他借貸，還款主要為出售Memorex業務所得款項及以內部資源撥付。

於二零零六年四月二十二日，錦興、漢傳媒及實德證券有限公司就包銷漢傳媒之供股股份訂立包銷協議。於最後實際可行日期，錦興擁有漢傳媒約15.43%權益。供股詳情載於錦興日期為二零零六年四月二十七日之公佈及錦興日期為二零零六年五月十七日之通函內。

於二零零六年四月二十七日，錦興與祥泰行集團有限公司（「祥泰行」）就錦興認購即將由祥泰行發行之270,000,000港元可換股票據訂立認購協議。於最後實際可行日期，錦興擁有祥泰行約23.33%權益。認購事項之詳情載於錦興日期為二零零六年四月二十八日之公佈內。

除上文所披露者外，錦興董事概不知悉自二零零五年十二月三十一日（錦興集團最近期刊發經審核綜合賬目之日）起至（及包括）最後實際可行日期止，錦興集團之財務或業務狀況或前景出現任何重大變動。

有關群龍收購建議之安排

(i) 於最後實際可行日期，要約人與其他人士概無就要約人根據群龍收購建議所收購群龍股份之實益權益訂立任何協議、安排或諒解。

(ii) 於最後實際可行日期，要約人或任何與其一致行動之人士與群龍之任何董事、近期董事、股東或近期股東之間概無訂立任何協議、安排或諒解（包括任何賠償安排），而與群龍收購建議之結果相關或依賴於該結果。

(iii) 於最後實際可行日期，要約人概無就其撤銷或尋求撤銷群龍收購建議之條件存在任何協議或安排。

(iv) 錦興董事或要約人董事酬金概不受群龍收購建議或任何其他相關交易所影響。

債務

借款

於二零零六年二月二十八日營業時間結束時，錦興集團之未償還借款約為873,605,000港元，包括已抵押借款約511,585,000港元及無抵押借款約362,020,000港元。已抵押借款約511,585,000港元包括銀行借款約271,720,000港元、其他借款約200,000,000港元、信託收據貸款約15,771,000港元、股份孖展融資貸款約4,884,000港元及銀行透支約19,210,000港元。無抵押借款約362,020,000港元包括無抵押銀行借款約60,000港元、無抵押其他借款約323,046,000港元、無抵押信託收據貸款約26,266,000港元、無抵押應付票據約253,000港元及無抵押銀行透支約12,395,000港元。

市價

下表顯示錦興股份(i)於最後實際可行日期；(ii)二零零四年十月十四日（初步公佈日期前一日）；(iii)於最後交易日；及(iv)於緊接初步公佈日期前六個曆月至最後實際可行日期止各曆月最後一個交易日在聯交所之收市價：

	港元		*港元*
二零零四年四月三十日	3.100	二零零五年四月二十九日	3.625
二零零四年五月三十一日	3.100	二零零五年五月三十一日	2.975
二零零四年六月三十日	3.350	二零零五年六月三十日	3.150
二零零四年七月三十日	3.000	二零零五年七月二十九日	3.400
二零零四年八月三十一日	2.600	二零零五年八月三十一日	3.525
二零零四年九月三十日	2.650	二零零五年九月三十日	4.000
二零零四年十月十四日	2.675	二零零五年十月三十一日	4.350
二零零四年十月二十九日	3.000	二零零五年十一月三十日	3.975
二零零四年十一月三十日	3.100	二零零五年十二月三十日	3.750
二零零四年十二月三十一日	3.200	二零零六年一月二十七日	4.625
二零零五年一月三十一日	3.950	二零零六年二月二十八日	4.925
二零零五年二月二十八日	3.850	二零零六年三月三十一日	4.850
最後交易日	3.700	二零零六年四月二十八日	4.750
二零零五年三月三十一日	3.700	最後實際可行日期	4.075

於緊接初步公佈日期前六個曆月至最後實際可行日期止期間，錦興股份於聯交所錄得之最高及最低收市價分別為於二零零六年二月十日之5.45港元及於二零零五年五月十八日及二零零五年五月二十五日之2.475港元。

重大變動

錦興於二零零六年一月二十六日宣佈，Memorex International Inc.（「MII」）（錦興之非全資附屬公司）與Imation Corp.（獨立第三者）就MII出售其與Memorex®品牌有關之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務訂立有條件買賣協議。出售事項構成錦興之非常重大出售事項，並已於二零零六年四月二十八日完成。完成上述出售事項後，錦興集團不再從事上述業務，而錦興集團之主要業務為證券買賣、物業投資及買賣及其他策略性投資。出售事項之詳情載於錦興日期為二零零六年一月二十六日之公佈及錦興日期為二零零六年四月十日刊發之通函內。

於二零零六年三月九日，Best Position Limited（錦興之間接全資附屬公司）與Asset Manage Limited（資本策略投資有限公司之全資附屬公司）就Best Position Limited收購Rapid Growth Profits Limited全部權益及應收倫都有限公司（Rapid Growth Profits Limited之間接全資附屬公司，持有一項位於香港美國銀行中心之物業）之股東權益訂立有條件買賣協議。該物業已抵押予一間銀行，作為收購前一筆約93,000,000港元貸款之押記。收購事項已於二零零六年三月二十八日完成。收購事項之代價約39,000,000港元原擬以內部資源撥付。然而，由於錦興董事認為以外來借貸撥付代價可於交易完成時更妥善運用資金，故取得39,000,000港元無抵押借貸以籌集收購所須資金。收購事項之詳情載於錦興日期為二零零六年三月九日之公佈及錦興日期為二零零六年三月二十七日刊發之通函內。

二零零六年二月二十一日，經執行理事批准，陳國鴻先生(前任錦興執行董事，並因陳博士之關係根據收購守則被視為與要約人一致行動)行使1,600,000份購股權，以行使價每股3.415港元認購相同數量之錦興股份。

除本分節上述披露外，於初步公佈日期前六個月起至最後實際可行日期止期間，與要約人一致行動之人士概無買賣錦興之任何證券，以從中獲利。

除本分節上述披露外，於初步公佈日期前六個月起至最後實際可行日期止期間，概無錦興董事或要約人之董事買賣錦興之任何證券，以從中獲利。

於初步公佈日期前六個月起至最後實際可行日期止期間，新百利、道亨證券、凱利、德勤、永利行及普敦概無概無買賣錦興之任何證券，以從中獲利。

(ii)　要約人之證券

於初步公佈日期前六個月起至最後實際可行日期止期間，與要約人一致行動之人士概無買賣要約人之任何證券，並從中獲利。

於初步公佈日期前六個月起至最後實際可行日期止期間，概無錦興董事或要約人之董事買賣要約人之任何證券，並從中獲利。

於初步公佈日期前六個月起至最後實際可行日期止期間，新百利、道亨證券、凱利、德勤、永利行及普敦概無買賣要約人之任何證券，並從中獲利。

(iii)　群龍之證券

除根據中策集團重組收到之群龍股份外，於初步公佈日期前六個月起至最後實際可行日期止期間，與要約人一致行動之人士(包括錦興)概無買賣群龍之任何證券，以從中獲利。

於初步公佈日期前六個月起至最後實際可行日期止期間，概無錦興董事或要約人之董事買賣群龍之任何證券，以從中獲利。

於初步公佈日期前六個月起至最後實際可行日期止期間，新百利、道亨證券、凱利、德勤、永利行及普敦概無買賣群龍之任何證券，以從中獲利。

(iv)　與買賣有關之安排

於最後實際可行日期，要約人、任何與其一致行動之人士或彼等各自之聯繫人士概無與任何其他人士或彼等之聯繫人士訂立任何收購守則第22條附註8所指類型之安排。

除上文披露者外，於最後實際可行日期，與要約人及其一致行動之人士(包括錦興)概無擁有或控制群龍之任何證券。

於最後實際可行日期，錦興董事及要約人之董事概無於群龍之股份中擁有權益。

於最後實際可行日期，新百利、道亨證券、凱利、德勤、永利行及普敦概無擁有或控制群龍之任何證券。

於最後實際可行日期，概無擁有或控制群龍任何證券之人士不可撤回地承諾接納或拒絕群龍收購建議。然而，保華於二零零六年五月八日宣佈，該公司決議以分派撤資中策所得價值(即群龍股份價值)之方式向保華股東宣派特別股息。

於最後實際可行日期，概無擁有或控制群龍任何證券之人士與要約人或與其一致行動之人士訂立任何收購守則第22條附註8所述類別之安排。

買賣

(i) 錦興證券

於二零零四年十一月二十三日，錦興與德祥企業及實德證券有限公司訂立配售及認購協議，據此，實德證券有限公司同意以盡其所能基準，以每股錦興股份3.22港元價格配售最多37,000,000股錦興股份予不少於六名獨立承配人，而德祥企業將以每股認購股份3.22港元之相同價格認購數目相等於錦興所配售之配售股份數目之新錦興股份。配售於二零零四年十一月二十四日完成。配售事項之詳情載於錦興日期為二零零四年十一月二十三日刊發之公佈內。

於二零零五年七月二十二日，錦興宣佈錦興董事會議決向錦興股東宣派截至二零零五年三月三十一日止年度之末期股息6港仙，錦興股東可選擇就部份或全部股息收取錦興股份代替現金。德祥企業選擇收取以每股3.367港元發行之816,135股錦興股份，即根據以股代息計劃德祥企業有權收取之全部股息。

其威投資有限公司(錦興之主要股東兼德祥企業之間接全資附屬公司)於二零零五年十月二十一日購入合共11,000,000股錦興股份。誠如錦興及德祥企業於二零零五年十一月十五日聯合公佈，執行理事就德祥企業違反收購守則第21.3條之規定批評德祥企業董事會，該項規則規定，除取得執行理事之同意外，錦興及其一致行動人士不得於群龍收購建議期間買賣錦興任何證券。錦興董事會及德祥企業之董事會已分別向執行理事承諾，彼等將設立適當措施確保於日後就群龍收購建議遵守收購守則之規定。

二零零六年二月十六日，經執行理事批准，陳博士、Yap, Allan博士及呂兆泉先生(均為錦興董事並根據收購守則被視為與要約人一致行動)各行使1,600,000份購股權，以行使價每股3.415港元認購相同數量之錦興股份。

(iii) 於群龍股份之權益

於最後實際可行日期，要約人及其一致行動人士擁有或控制之群龍股權如下。

股東姓名／名稱	好倉／淡倉	身份	權益性質	持有群龍股份數目	持有群龍相關股份數目（群龍之股本衍生工具）	群龍已發行股本概約百分比
Calisan Developments Limited（「Calisan」）*（附註1）*	好倉	實益擁有人	個人權益	129,409,897	—	29.36%
Great Decision Limited（「GDL」）*（附註1）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%
PYI Investments Group Limited（前稱Paul Y. - ITC Investments Group Limited）（「PYIIG」）*（附註1）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%
保華 *（附註1）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%
威倫 *（附註2）*	好倉	實益擁有人	個人權益	129,409,897	—	29.36%
Powervote Technology Limited *（附註2）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%
Hanny Magnetics (B.V.I.) Limited *（附註2）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%
錦興 *（附註2）*	好倉	受控公司之權益	公司權益	129,409,897	—	29.36%

附註：

1. 保華擁有PYIIG之全部權益。PYIIG擁有GDL全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYIIG及保華被視為於Calisan所持有129,409,897股群龍股份中擁有權益。

2. 威倫由Powervote Technology Limited（「PTL」）全資擁有，而PTL則由Hanny Magnetics (B. V. I.) Limited（「Hanny Magnetics」）擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之129,409,897股群龍股份中擁有權益。

(b) ***錦興股本衍生工具(定義見證券及期貨條例)之權益***

董事姓名	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股錦興股份行使價	錦興已發行股本概約百分比
						港元	
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.68%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.36%

除上文披露者外，於最後實際可行日期，與要約人一致行動之人士概無擁有或控制錦興之任何證券。

除上文披露者，於最後實際可行日期，概無錦興董事及要約人董事擁有任何錦興證券。

於最後實際可行日期，新百利、道亨證券、凱利、德勤、永利行及普敦概無擁有或控制錦興之任何證券。

於最後實際可行日期，概無擁有或控制錦興任何證券之人士不可撤回地承諾接納或拒絕群龍收購建議。

於最後實際可行日期，概無擁有或控制錦興任何證券之人士與要約人或與其一致行動之人士訂立任何收購守則第22條附註8所述類別之安排。

(ii) 於要約人股份之權益

要約人為錦興之全資附屬公司。因此，上文中與錦興股份有關之權益披露亦適用於要約人。

除上文「於錦興之權益」分節所披露者外，於最後實際可行日期，與要約人一致行動之人士概無擁有或控制要約人之任何證券。

於最後實際可行日期，錦興董事及要約人之董事概無於要約人之任何證券中擁有權益。

於最後實際可行日期，新百利、道亨證券、凱利、德勤、永利行及普敦概無擁有或控制要約人之任何證券。

於最後實際可行日期，概無擁有或控制要約人任何證券之人士不可撤回地承諾接納或拒絕群龍收購建議。

於最後實際可行日期，概無擁有或控制要約人任何證券之人士與要約人或其一致行動之人士訂立任何收購守則第22條附註8所述類別之安排。

於最後實際可行日期，錦興有9,000,000份尚未行使之購股權，該等購股權賦予持有人權利認購最多9,000,000股錦興股份，詳情如下：

	購股權數目
錦興董事	7,250,000
其他僱員	1,750,000
	9,000,000

除上文披露者外，於最後實際可行日期，錦興概無任何其他尚未行使之購股權、認股權證或可兌換成錦興股份之兌換權。

權益披露

(i) 於錦興之權益

按錦興根據證券及期貨條例第352條所存置之登記名冊所顯示，錦興董事在最後實際可行日期於錦興股份之權益如下。

(a) 於錦興股份之權益

錦興董事姓名	好倉／淡倉	身份	權益性質	持有錦興股份數目	本公司已發行股本概約百分比
陳國強博士（「**陳博士**」）	好倉	實益擁有人	個人權益	1,600,000	0.67%
（附註1及2）	好倉	受控公司之權益	公司權益	57,614,948	24.28%
Yap, Allan博士 *（附註3）*	好倉	實益擁有人	個人權益	1,600,000	0.67%
呂兆泉先生	好倉	實益擁有人	個人權益	3,350,000	1.41%

附註：

1. 該權益不包括錦興股本衍生工具之相關錦興股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 該57,614,948股錦興股份由其威投資有限公司（德祥企業之間接全資附屬公司）持有。陳博士因擁有德祥企業權益而被視為擁有57,614,948股錦興股份之公司權益。

3. 該權益不包括錦興股本衍生工具之相關錦興股份權益。該權益須與下文分段(b)所載權益一併計算，以計算Yap, Allan博士於錦興之權益總額。

股本

於最後實際可行日期，錦興之法定及已發行股本，以及倘全體群龍合資格股東均接納方案一後錦興之已發行股本如下：

法定股本：		*港元*
20,000,000,000	股錦興股份	200,000,000
已發行及繳足股本：		*港元*
223,628,412	股錦興股份，於二零零五年三月三十一日	2,236,284.12
	二零零五年三月三十一日後之已發行錦興股份	
2,515,285	— 股錦興股份，按每股股份3.367港元發行以代替股息	25,152.85
1,109,705	— 股錦興股份，按每股股份3.735港元發行以代替股息	11,097.05
10,000,000	— 股錦興股份，於行使購股權時按每股錦興股份3.415港元發行	100,000.00
237,253,402	股錦興股份，於最後實際可行日期	2,372,534.02
62,277,529	股根據方案一可予發行之錦興股份上限	622,775.29
299,530,931		2,995,309.31

除上文披露者外，自二零零五年三月三十一日（錦興最近完整財政年度之經審核財務報表之編製日期）起概無發行及購回任何錦興股份。

所有已發行錦興股份（包括根據方案一將予發行之錦興股份）在各方面均享有同等權益，包括一切有關股息、投票及資本回報之權利。

二零零三年三月十八日，錦興進行股本重組，當中涉及(i)錦興股份按每40股每股面值0.025港元之已發行及未發行現有股份合併為1股每股面值1.00港元之股份進行合併；(ii)註銷每股合併股份之繳足股本0.99港元，將每股錦興股份之面值由1.00港元減至0.01港元；(iii)將錦興之未發行法定股份拆細為每股面值0.01港元之股份；並將未發行法定股份數目相應增加；(iv)藉註銷45,000,000,000股每股面值0.01港元之股份，將錦興之法定股本由650,000,000港元削減至200,000,000港元；(v)註銷錦興股份溢價賬內之款額約1,974,600,000港元；及(vi)將上述股本重組及註銷股份溢價賬後之進賬約2,133,300,000港元轉撥往錦興之繳入盈餘賬。上述股本重組之詳情載於錦興日期為二零零三年一月二十九日之公佈及錦興日期為二零零三年二月二十一日之通函。除上文披露者外，於截至二零零三年及二零零四年三月三十一日止兩個財政年度及截至最後實際可行日期，錦興概無實行任何股本重組。

公司資料

(i) 要約人於二零零零年八月二十一日在香港註冊成立為有限公司。要約人之董事為Yap, Allan博士及呂兆泉先生。

(ii) 要約人之登記地址為香港觀塘鴻圖道51號保華企業中心8樓。

(iii) 錦興於一九九一年九月三日在百慕達註冊成立為有限公司。錦興董事為：

執行董事：
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

(iv) 錦興之註冊地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda。錦興之總辦事處及香港主要營業地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

(v) 要約人一致行動成員包括(i)要約人及其董事分別為Yap, Allan博士及呂兆泉先生；(ii)要約人之母公司錦興及其董事分別為陳國強博士(及受彼控制之公司，德祥企業)、Yap, Allan博士、呂兆泉先生、袁天凡先生、郭嘉立先生、黃景霖先生及冼志輝先生；及(iii)保華及其董事周明權博士、劉高原先生、陳國強博士、郭少強先生及陳樹堅先生。

於最後實際可行日期，德祥企業擁有錦興已發行股份約24.28%權益及保華已發行股份27.31%權益。於最後實際可行日期，陳國強博士擁有德祥企業已發行之普通股本約34.97%權益。德祥企業之董事為陳國強博士、周美華女士、陳國鴻先生、陳佛恩先生、張漢傑先生、卓育賢先生、李傑華先生及黃錦昌先生。

(8) 根據群龍集團法律顧問所編製之補充法律意見，其中包括以下資料：

i) 上海久盛目前與下列各方進行訴訟：

a) 浙江舜杰建築集團股份有限公司，為建築費之優先債權人、

b) 中國建設銀行北京朝陽分行，為貸款人民幣170,000,000元連應計利息之第二債權人、

c) 中國民生銀行股份有限公司，為貸款人民幣203,600,000元連應計利息之第三債權人、

d) 中國建設銀行金山石化分行，為貸款人民幣40,000,000元連應計利息之第四債權人及

e) Rosedale Luxury，為第五債權人。

ii) 人民法院就上海久盛訂立買賣合同作出最後裁決後，Rosedale Luxury有權於代替上海久盛清償優先債權人、第二債權人、第三債權人及第四債權人之債項款額後取得物業之業權。

(9) 吾等根據群龍集團之法律顧問之法律意見如下列假設及基準編製吾等之估值：

i) 待上文附註2所述之買賣合同完成後，Rosedale Luxury擁有該物業之完備合法業權，概無產權負擔，並且有權轉讓該物業土地使用權之餘下年期，而毋須向政府支付額外補地價或其他繁重徵費。

ii) 擬建樓宇之設計及建築符合當地規劃條例，並已獲有關機構批准。

iii) 該物業(全部或按部份業權方式)可自由出售予當地及海外買家。

(10) 根據群龍集團之資料，於估值日出售該物業產生之群龍集團應付潛在稅項估計為41,785,900港元。

附註：

(1) 根據上海房屋土地資源管理局於二零零四年五月二十一日發出之滬房地靜字(2004)第004245號房地產權證，該物業之業權乃屬於上海久盛投資有限公司（下文稱為「上海久盛」）所有，主要條件載列如下：

i)	位置	：	江寧路219號及229號
ii)	地盤面積	：	5,493.50平方米
iii)	用途	：	辦公室
iv)	土地使用年期	：	未定明
v)	備註	：	擬建樓宇之總建築樓面面積為37,060.43平方米

(2) 根據上海久盛及萬廣控股有限公司於二零零四年六月十六日訂立之買賣合同，上海久盛同意出售而萬廣控股有限公司同意購入該物業之權益，並規定上海久盛有負責於簽訂合同後150日內申請將該物業之現有用途更改為商／住用途，而進行上述申請時所產生之所有費用由上海久盛承擔。此外，上海久盛同意，該合同所述萬廣控股有限公司之所有權利及責任將於萬廣控股有限公司之全資附屬公司Rosedale Luxury Hotel & Suites Limited（下文稱為「Rosedale Luxury」）成立時，轉讓予Rosedale Luxury。

(3) 根據群龍集團確認，萬廣控股有限公司55.22%股本權益現由群龍集團持有。

(4) 根據上海市靜安區建設委員會於二零零四年四月十四日發出之建設工程施工許可證952EL002D01號，該發展項目之建築工程已獲准動工。

(5) 根據靜安區土地測繪處於一九九七年發出之面積計算方法，擬建樓宇之總建築樓面面積為37,060.43平方米。

(6) 按照指示，吾等乃按已完工之基準，並假設該物業於估值日已獲准作商／住用途，以及更改土地用途之所有補地價（如有）已悉數支付，對該物業進行估值。

(7) 吾等獲提供群龍集團之法律顧問編製有關該物業之法律意見，當中載有（其中包括）下列資料：

i) 上海久盛乃根據中國法律正式成立並有效存在。

ii) 該物業之土地使用權已合法轉讓予上海久盛，其地盤面積為5,493.50平方米，作辦公室用途。根據中國有關法例，辦公室之土地使用年期為50年。

iii) 上海久盛已取得該物業之土地使用、規劃、建築及出售之有關批准。

iv) 上海久盛擁有該物業之轉讓及按揭權，並會支付補地價以將土地用途由辦公室更改為商／住（如有）。

v) 該物業已分別按揭予中國建設銀行北京朝陽分行及中國民生銀行股份有限公司。

第二類物業：群龍集團在中國已訂約收購之物業權益

物業	概況及年期	佔用詳情	於二零零六年三月三十一日落成時之資本值
2　於中國上海市靜安區江寧路219號及229號之擬建樓宇	該物業包括一幢樓高24層，名為「香樟花園」之擬興建商業樓宇（「擬建樓宇」），其乃建於一幅地盤面積約5,493.50平方米（59,132平方呎）之土地上。 按群龍所提供資料，擬建樓宇乃指定用作服務式公寓，總建築樓面面積約為37,060.43平方米（398,919平方呎），面積明細如下：	該物業現正興建中。	690,000,000港元（群龍集團應佔55.22%權益：381,018,000港元）（見下文附註(6)）

樓層	用途	建築樓面面積 *(平方米)*
B1及B2	150個車位及機房	6,380.34
1—3層	商業	5,608.22
4層	會所及附屬設施	2,228.27
5—24層	服務式公寓	22,843.60
	總計：	37,060.43

(2) 根據群龍集團之確認，該物業之補地價總額約為人民幣136,500,000元，其中第一期及第二期之補地價人民幣39,000,000元已於估值日支付。根據指示，吾等已按上文附註1(viii)所述，所有補地價及應付甲方之溢利已於估值日悉數繳清之基準就物業進行估值。

(3) 吾等獲提供群龍集團之法律顧問編製有關物業之法律意見，當中載有(其中包括)下列資料：

i) 上文附註1載列之各協議均為有效及具有法律約束力。

ii) 為了取得該物業之國有土地使用權證，智業投資有限公司應向有關機構／政府申請及支付尚未支付之補地價(如有)及其他有關費用。

iii) 根據上文附註1列出之協議，並在達成上文附註3 ii)之條件後，該物業之土地使用權可以轉讓、按揭或出租方式自由轉讓。

(4) 吾等根據群龍集團之法律顧問之法律意見按下列假設及基準編製吾等之估值：

i) 智業投資有限公司擁有該物業之合法業權，概無產權負擔，並且有權轉讓該物業土地使用權之餘下年期，而毋須向政府支付額外補地價或其他繁重徵費。

ii) 該物業(全部或按部份業權方式)可自由出售予當地及海外買家。

(5) 根據群龍集團之資料，於估值日出售該物業產生之群龍集團應付稅項估計為85,458,978港元。

估值證書

第一類物業：群龍集團在中國持有作出售之物業權益

	物業	概況及年期	佔用詳情	於二零零六年三月三十一日在現況下之資本值
1	位於中國廣東省珠海市斗門區龍山工業區珠港大道及黃楊大道交界之發展地盤	該物業名為龍山中策產業園，包括一個形狀大致呈三角形之空置地盤，面積約7,000,000平方米（75,348,000平方呎）。 根據群龍集團之資料，該物業概無發展計劃。 該物業之土地使用權乃假設為已授出，為期50年，作工業用途。	該物業第1階段第1及2期之地盤平整及提供設施／公用設施之準備工程正在進行中，其餘部分則空置。	428,000,000港元 （群龍集團應佔100%權益：428,000,000港元）

附註：

(1) 根據珠海市龍山工業區管理委員會（下文統稱為「甲方」）與群龍之全資附屬公司智業投資有限公司（下文統稱為「乙方」）於二零零三年一月二十八日訂立之合作協議，雙方同意發展該物業，主要條件概述如下：

i)	位置	：	龍山工業區		
ii)	地盤面積	：	7,000,000平方米		
iii)	用途	：	工業		
iv)	年期	：	50年		
v)	分期發展	：	第1階段	：	分為3期（各期1,000,000平方米）
			第2階段	：	有待確定
vi)	建築規約	：	平整地盤及提供基本設施應於5年內完成		
vii)	責任	：	甲方	：	負責向有關地盤提供附屬設施
			乙方	：	負責提供地盤平整及有關地盤內之基本設施及進行推廣
viii)	利潤攤分	：	第1階段（分為3期）	：	乙方（100%）
			第2階段	：	甲方（20%）
					乙方（80%）

估值概要

物業		於二零零六年三月三十一日之資本值 港元	群龍集團應佔權益百分比	群龍集團於二零零六年三月三十一日應佔之資本值 港元
第一類物業：群龍集團在中國持有作出售之物業權益				
1	位於中國廣東省珠海市斗門區龍山工業區珠港大道及黃楊大道交界之發展地盤	428,000,000	100%	428,000,000
第二類物業：群龍集團在中國已訂約收購之物業權益				
2	於中國上海市靜安區江寧路219號及229號之擬建樓宇	690,000,000	55.22%	381,018,000
	總計：	1,118,000,000		809,018,000

吾等在審視一切有關文件後，在頗大程度上倚賴群龍集團提供予吾等之資料，並接納有關下列事項之意見：地役權、年期、租用詳情、地盤及樓面面積及其他有關事宜。所有文件僅用作參考。除另有說明者外，估值證書內之全部尺寸、量度及面積乃根據群龍集團提供予吾等之文件所載之資料計算，故此僅為約數。吾等並無理由懷疑群龍集團提供予吾等之資料之真實性及準確性。群龍集團亦已通知吾等，在所提供之資料中，並無遺漏任何重大事項，而且吾等並無理由懷疑有任何重大資料隱瞞。

吾等曾視察該等物業之外部，並在可能情況下，亦曾視察該等物業之內部。在視察過程中，吾等並無發現任何嚴重損壞。然而，吾等並無進行結構測量，因此無法呈報此等物業是否確無腐朽、蟲蛀或任何其他損壞。吾等亦無對任何設施進行測試。

吾等之估值並無考慮該等物業權益之任何抵押、按揭或所欠款項，或完成出售可能引起之任何開支或稅項。除另有說明者外，吾等假設該等物業權益概無附帶可影響其價值之繁重負擔、限制及支銷。

吾等之估值根據香港證券及期貨事務監察委員會頒佈之公司收購、合併及股份購回守則與香港聯合交易所有限公司頒佈之證券上市規則第12項應用指引及香港測量師學會頒佈之香港測量師學會物業估值準則（第一版）內所載所有規定而編製。

除另有說明者外，吾等之估值中所列款額均為港元。吾等之估值所採用之匯率約為1港元兌人民幣1.03元，為估值日當時現行之概約匯率。

隨函附奉吾等之估值概要及估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
群龍投資有限公司
列位董事　台照

代表
普敦國際評估有限公司
董事
王明坤
MRICS, MHKIS, RPS (G.P.)
謹啟

二零零六年五月二十六日

附註：王明坤先生為註冊專業測量師，於香港及中國物業估值方面擁有超逾13年經驗。

下文所載為普敦就群龍集團物業權益所作估值之估值報告：


Norton Appraisals
Registered Professional Surveyors, Valuers & Property Advisers

香港灣仔
港灣道30號
新鴻基中心3830-32室
電話：(852) 2810 7337　傳真：(852) 2810 6337

敬啟者：

吾等根據指示對群龍投資有限公司（以下稱為「群龍」）及其附屬公司（以下統稱為「群龍集團」）於中華人民共和國（以下稱為「中國」）持有之物業權益（於估值概要內將作具體說明）進行估值。吾等證實曾作出有關查詢，並蒐集吾等認為必要之進一步資料，以向　閣下呈述吾等對該等物業權益於二零零六年三月三十一日（「估值日」）之價值之意見。

吾等進行之估值乃吾等根據市值所作出之意見，所謂市值，就吾等所下定義而言，乃「自願買方與自願賣方於適當市場推廣後基於公平原則，在知情、審慎及不受脅迫之情況下於估值日買賣物業之估計價值。」

在吾等之估值過程中，吾等已假設擁有人對物業權益具有有效及可強制執行之可自由轉讓業權，於獲授之整個土地使用年期內有自由及不受干擾之權利使用該物業權益，惟須先付清年度土地使用費及所有必需之補地價／應付之購買代價。

在對該等物業權益進行估值時，吾等採用直接比較法，假設該等物業權益在其現況下以分層業權之方式及即時交吉出售之情況下可供出售，並參考有關市場可資比較之銷售證明。在對第二類物業權益進行估值時，「落成時之資本值」乃指在假設該發展項目於估值日已落成之情況下，吾等對該發展項目總售價之意見。

吾等之估值乃假設擁有人在公開市場將該等物業權益出售，而並無憑藉任何遞延條款合約、售後租回、管理協議或任何類似安排，以影響該等物業權益之價值。

吾等並無就位於中國之物業進行業權查冊。吾等分別就第一類及第二類物業在頗大程度上倚賴群龍集團提供予吾等之資料及群龍集團之中國法律顧問廣東恆益律師事務所及上海中匯律師事務所分別就物業權益之業權所發表之意見。

下文為新百利所編製之釋疑函件全文，以便載入本文件：



新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

吾等茲提述永利行評值顧問有限公司就錦興集團有限公司(「錦興」)將為吾等代表威倫有限公司(「威倫」，錦興之全資附屬公司)提出之無條件自願性證券交換建議(「群龍收購建議」)收購群龍投資有限公司(「群龍」)所有已發行股份(不包括威倫或與其一致行動之人士經已擁有之股份)而發行並作為所提供之兩類代價之一之2厘五年期可換股債券所進行之評值(「該估值」)。估值報告載於二零零六年五月二十六日威倫及群龍就群龍收購建議而刊發之綜合文件內附錄五第286至291頁內，而本函件為本文件之一部份。

吾等已考慮該估值，並與永利行評值顧問有限公司就作出該估值時所採用之基準及計算方法進行討論。

考慮永利行評值顧問有限公司所採納之基準及計算方法，吾等認為，該估值(永利行評值顧問有限公司須就此負全責)乃經審慎周詳考慮後編製而成。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
錦興集團有限公司
董事會　台照

代表
新百利有限公司
副主席
梁美嫻
謹啟

二零零六年五月二十六日

7. 就公平值之意見

負債部份

根據吾等之調查結果及本報告所概述之分析，吾等認為錦興債券之負債部份於二零零六年三月三十一日之公平值為755,844,569港元，且無任何產權負擔。

權益部份

根據吾等之調查結果及本報告所概述之分析，吾等認為錦興債券之權益部份於二零零六年三月三十一日之公平值為120,455,120港元，且無任何產權負擔。

債券總價值

根據吾等之調查結果及本報告所概述之分析，吾等認為錦興債券於二零零六年三月三十一日之公平值為878,299,689港元，且無任何產權負擔。每份債券之價值為14.10港元，而其面值則為15港元。

此致
九龍
觀塘
鴻圖道51號
保華企業中心8樓
錦興集團有限公司
列位董事　台照

代表
永利行評值顧問有限公司

董事
麥沛霖
CFA

董事
謝偉良
MFin BSc MRICS MHKIS RPS(GP)

謹啟

永利行評值顧問有限公司為亞太區知名企業估值及顧問服務供應商，其合資格估值師隊伍於股本、債項、基於衍生工具之工具及其他混合式金融產品之估值擁有豐富經驗，包括而不限於期權、定息債券、零息票據、可換股債券及掉期交易等。客戶包括為遵例或管理層需作決策參考而需要估值的上市或私人公司。

麥沛霖為特許財務分析師，於二零零四年獲特許資格，並已於史丹福大學完成管理科技深造。彼負責管理永利行評值顧問有限公司之公司估值及顧問服務。

謝偉良為英國皇家特許測量師學會會員、香港測量學會會員、執業註冊專業測量師及合資格中國地產估值師。謝偉良先生名列香港測量師學會所公佈之就註冊成立之公司進行估值或就上市事項及有關收購及合併之通函及估值提供參考之物業估值師名單內，在評估香港、澳門及中國物業方面具十年以上經驗。

6. 限制條件

吾等估值時已審閱吾等所獲有關錦興及購股權之財務資料、管理層陳述及其他相關數據。吾等假設所獲提供之該等資料及管理層陳述均屬正確，並於得出吾等之估值意見時依賴該等資料及管理層陳述。

除非事先有此安排，吾等不應因此項估值而被要求向法庭或任何政府代理作供或要求出席聆訊及引用本文所述之計劃。

吾等不擬就估值師所用慣例以外而需要法律或其他專業技術或知識之事項發展意見。

吾等之結論乃假設任何期間為維持所估值資產之特徵及一致性均須予考慮之審慎管理政策之持續性。吾等假設該等估值資產概無附設任何可能對其市值具不良影響之隱藏或意外狀況。此外，吾等對估值日後市況之變動概不負責。

在吾等之估值中，並無考慮該資產之任何抵押、按揭或所欠負之款項，以及出售成交時可能須承擔之任何開支或稅項。吾等假定所估值之資產並不附帶可能影響其價值之繁重產權負擔、限制及支銷。

未經吾等書面批准，本報告及估值之全部或任何部分內容或對其任何提述均不得載入任何文件、通函或陳述。本報告屬就本報告所述之特定目的致客戶之機密文件。根據吾等之標準慣例，吾等必須聲明，本報告及估值僅供收信人使用，並概不因其中全部或任何部份內容而對第三者負責。

柏力克－舒爾斯公式如下：

$$C = SN(d_1) - Xe^{-r(T-t)}N(d_2)$$

其中：

C = 期權價格

S = 相關股份之初步市價

N(.) = 正常分派函數

$$d_1 = \frac{Ln(S/X) + (r + \sigma^2/2)(T)}{\sigma\sqrt{T}}$$

$$d_2 = \frac{Ln(S/X) + (r - \sigma^2/2)(T)}{\sigma\sqrt{T}}$$

X = 行使價

r = 回報之無風險比率

T = 期權之有效期

吾等之估值採用下列期權特徵：

估值日期	有效期	無風險比率(%)*	股息	錦興股份於估值日之股價(港元)	行使價(港元)	波幅(%)#
二零零六年三月三十一日	5年	4.468%	2.05%	4.88	9.00	47.27

* 無風險比較指五年期香港外匯基金票據之到期孳息率(資料來源：香港金融管理局)。

相關股份之波幅為相關股份於二零零四年及二零零五年各年之每日回報波幅年率。

5. 權益部份

錦興股份價格之變動

錦興股份於二零零四年至二零零五年之每日收市價如下所示：


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1/2004
1/2005
12/2005

（資料來源：彭博）

根據股價變動，錦興股份於二零零四年及二零零五年每日回報之波幅年率各為42.14%及52.39%。

估計途徑及方法

進行此估值措施時，吾等已審閱下文所述之購股權特徵及其他相關市場資料。

得出購股權公平值時曾採用下列期權價格模式：

柏力克—舒爾斯期權價格模式

此期權價格模式由Fischer Black、Myron Scholes及Robert Merton於二十世紀七十年代發展出來。此模式以無風險比率、相關股票之現行價格、行使價、相關股價之波幅及有效期為基準，為期權價值提供閉合式解決方案。

錦興已證實，除上述轉換重點外，錦興債券持有人於到期日前無權將錦興債券退回予發行人以換取現金或任何其他金融資產。此外，發行人無權於到期前贖回錦興債券。

錦興債券可分為以下各部份：

i. 權益部份－股份認購期權(「購股權」)，可於錦興債券之發行日至錦興債券之到期日前第14日期間按每股錦興股份9元之行使價，將債券轉換為錦興股份；及

ii. 負債部份－五年期每年2厘票息債券，於到期時清繳到期價值(即934,162,935港元)。

3. 估值基準

估值乃假設錦興債券於二零零六年三月三十一日發行，及群龍收購建議涉及之全數311,387,646股群龍股份根據群龍收購建議方案二選擇接納，因而有62,277,529份債券以每份15港元之面值發行。

根據香港會計準則第39號，吾等對錦興債券權益部份之意見為其公平值，公平值指知情之自願交易雙方進行公平交易時，有關可予交換之資產或所結清之負債之金額。公平值之涵義暗示，乃預設該實體屬持續經營實體，並無任何清盤、大幅削減其業務規模或以不利條款及作為有效市場理論中之弱方進行交易之意向或需要。因此，公平值並非某實體於強制交易、非自願清盤或扣押出售時收取或支付之款項。

4. 負債部份

利率組合

與錦興債券之負債部份有關之公平值，乃按現貨息率貼現一切未來現金流量後估算。

訂定相關現貨價時，吾等曾參考彭博通訊(Bloomberg)之數據庫，使用摘自香港政府債券之零票息率，再於零息率加上由錦興管理層釐定以反映債券信用風險之風險溢價，以與相關現貨息率接近。下圖顯示零票息率曲線(「A」)及現貨息率曲線(「B」)：


7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
息率
1
2
3
4
5
有效期（年）
零票息率曲線(A)
現貨息率曲線(B)

下文為獨立估值師永利行評值顧問有限公司就錦興債券於二零零六年三月三十一日之估值編製之估值報告全文，以便載入本文件。

永利行評值顧問有限公司 | RHL Appraisal Ltd
Surveying Practices - Corporate Valuation and Property Consultancy
License No.: C-015672

HONG KONG 香港
Room 1010, Star House
Tsimshatsui, Hong Kong
香港尖沙咀星光行1010室
T +852 2730 6212
F +852 2736 9284
E info@rhl-int.com
W www.rhl-int.com

日期：二零零六年五月二十六日

敬啟者：

錦興債券
於二零零六年三月三十一日
之估值

1. 指示

茲遵照錦興集團有限公司(稱為「錦興」)之指示，吾等對有關新百利有限公司代表威倫有限公司(錦興之全資附屬公司)就全部群龍投資有限公司股份(「群龍股份」)進行自願性無條件證券交易收購建議(「群龍收購建議」)(據此，每5股群龍股份發行一份錦興債券屬群龍收購建議其中一個方案(「方案二」))之錦興2厘五年期可換股債券(「錦興債券」)進行估值，吾等證實曾作出有關查詢，並取得吾等認為必要之其他資料，為錦興債券之估計公平值提供意見。

吾等估值之相關日期為**二零零六年三月三十一日**(估值日)。

本函件構成吾等之估值報告之一部份，其中解釋估值之基準及方法，並闡釋是次估值之假設及限制條件。

2. 錦興債券之主要條款

錦興債券之主要條款如下：

發行日期	二零零六年三月三十一日
到期日	二零一一年三月三十日(即發行日期起計五週年之日)
票面值及到期價值	934,162,935港元(即15港元 X 62,277,529份債券)
票息率	錦興債券將按錦興債券未償還本金額支付票息，利率為2厘，將於發行日期之每週年日期前一日每年支付上年利息
轉換重點	由發行日至到期日之前第14日，每份錦興債券可按每股股份9元價格轉換為錦興集團有限公司(股份代號：275)股本中每股面值0.01港元之普通股(「錦興股份」)
全面行使時可予發行之錦興股份數目	103,795,881股錦興股份

(ii) **新百利函件**



新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

吾等茲提述載於二零零六年五月二十六日威倫有限公司(「威倫」，錦興之全資附屬公司)及群龍就吾等代表威倫提出無條件自願證券交換建議收購群龍所有已發行股份(不包括威倫或與其一致行動之人士經已擁有之股份)而刊發之綜合文件(「文件」)內附錄四第258至282頁有關錦興集團有限公司(「錦興」)及其附屬公司與群龍投資有限公司(「群龍」)及其附屬公司之未經審核備考財務資料(「備考財務資料」)。本函件為文件之一部份。

吾等經已與 閣下討論備考財務資料之編製基準。吾等亦已考慮德勤•關黃陳方會計師行於二零零六年五月二十六日發出之函件，內容有關編製備考財務資料時所採用之會計政策及計算方法。

按 閣下所採用之基準及德勤•關黃陳方會計師行所進行之程序，吾等認為，備考財務資料(錦興董事須就此負全責)乃經審慎周詳考慮後編製而成。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
錦興集團有限公司
董事會 台照

代表
新百利有限公司
副主席
梁美嫻
謹啟

二零零六年五月二十六日

吾等在策劃及進行審核工作時，均以取得所有吾等認為必需之資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由董事按所述基準妥為編製、該基準符合貴集團之會計政策及就根據上市規則第4章第29(1)段所披露之未經審核備考財務資料而言該等調整乃屬恰當，作出合理之確定。

未經審核備考財務資料乃根據本公司董事之判斷及假設而編製，僅作説明用途，而基於其假設性質，未經審核備考財務資料並不保證或表示任何事件將於日後進行，且未必表示：

- 貴集團於二零零五年十二月三十一日或任何未來日期之財務狀況；及
- 貴集團截至二零零五年三月三十一日止年度或任何未來期間之每股盈利、業績及現金流動。

意見

吾等認為：

a) 未經審核備考財務資料乃按所述基準由董事妥善編製；

b) 該基準與　貴集團之會計政策相符；及

c) 就根據上市規則第4章29(1)段所披露之未經審核備考財務資料而言，該等調整乃屬恰當。

德勤 • 關黃陳方會計師行
香港
執業會計師

二零零六年五月二十六日

以下為德勤及新百利所編製之釋疑函件全文，以供載入本通函：

(i)　德勤函件

Deloitte.
德勤

就未經審核備考財務資料致錦興集團有限公司之會計師報告

吾等就錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱「貴集團」）以及群龍投資有限公司（「群龍」）及其附屬公司（連同　貴集團以下統稱「經擴大集團」）就新百利有限公司代表威倫有公司（貴公司之全資附屬公司）提出自願無條件證券交換建議收購並非由威倫有限公司及與其一致行動之人士擁有之全部群龍已發行股份於二零零六年五月二十六日刊發之綜合文件（「該文件」）附錄四所載之未經審核備考財務資料（「未經審核備考財務資料」）呈交報告。未經審核備考財務資料由　貴公司董事（「董事」）編製，僅作説明用途，旨在提供該等交易可能對呈報之財務資料所造成影響之資料。未經審核備考財務資料之編製基準載於該文件第258至282頁。

貴公司及申報會計師各自之責任

董事須根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段及參考香港會計師公會頒佈之會計指引第7號「編製備考財務資料以載入投資通函」編製未經審核備考財務資料，並須對此負上全責。

吾等之責任乃按照上市規則第4章29(7)段之規定，對未經審核備考財務資料表達意見，並向閣下呈報。對於吾等先前就編製未經審核備考財務資料所用之任何財務資料而發出之任何報告，吾等除對報告發出當日之受函人負責外，概不負責。

意見基準

吾等按照香港會計師公會頒佈之香港投資通函報告工作準則第300號「投資通函中備考財務資料之會計師報告」進行工作。吾等之工作主要包括對比未經調整財務資料與原始文件、衡量有關調整之憑證以及就未經審核備考財務資料與董事討論。吾等之工作並不涉及獨立審閱任何相關財務資料。

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表 *(續)*

(B) 根據方案二 *(續)*

附註：(續)

3. 調整指：

	千港元
部分出售中策集團15.3%權益後所得款項淨額	26,055
已出售之中策集團15.3%權益之資產淨值	(30,822)
	(4,767)

4. 根據二零零五年十二月三十一日已發行之226,143,697股錦興股份計算，於二零零五年十二月三十一日錦興之股本持有人應佔之每股錦興股份未經審核備考綜合有形資產淨值	*港元* 9.920
5. 經計入於二零零五年十二月三十一日之226,143,697股已發行錦興股份，於部分出售前錦興之股本持有人應佔之每股錦興股份未經審核備考經調整綜合有形資產淨值	*港元* 8.898
6. 經計入於二零零五年十二月三十一日之226,143,697股已發行錦興股份，於部分出售後錦興之股本持有人應佔之每股錦興股份未經審核備考經調整綜合有形資產淨值	*港元* 8.876

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表 *(續)*

(B) 根據方案二 *(續)*

附註：

1. 備考餘下錦興集團於二零零五年十二月三十一日之未經審核綜合有形資產淨值之計算如下：

	千港元
備考餘下錦興集團於二零零五年十二月三十一日之未經審核綜合有形資產淨值	2,283,052
減：備考餘下錦興集團股本持有人應佔之無形資產	(623)
計入聯營公司權益之商譽	(38,979)
	2,243,450

2. 調整指：

	千港元
群龍集團於二零零五年十二月三十一日之未經審核備考資產淨值	1,124,126
錦興集團持有群龍集團之現有29.4%權益	(330,043)
計入聯營公司權益之商譽	(12,187)
群龍集團之無形資產	(9,123)
群龍集團有關位於中國珠海市之土地開發項目之其他資產(「群龍其他資產」)，群龍集團對此享有獨家開發權及有權取得有關土地作開發用途	(229,288)
就收購群龍集團額外70.6%權益而將予發行之錦興債券(按於二零零五年十二月三十一日估計公平值)	(774,815)
	(231,330)

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表 *(續)*

(B) 根據方案二

以下經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料，以及摘錄自群龍集團財務資料(載於本文件附錄三)之群龍集團於二零零五年十二月三十一日之綜合資產負債表，並已就實物分派群龍股份、中策集團重組、群龍收購建議及部份出售後之影響作出備考調整後編製。

編製本未經審核備考經調整綜合有形資產淨值報表乃僅供説明用途，且基於其性質，故並不代表經擴大錦興集團於二零零五年十二月三十一日或任何未來日期之財務狀況。

	於二零零五年十二月三十一日(未經審核)	備考調整	於部分出售前備考經擴大錦興集團	備考調整	備考經擴大錦興集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
	(附註1及4)	*(附註2)*	*(附註5)*	*(附註3)*	*(附註6)*
有形資產淨值	2,243,450	(231,330)	2,012,120	(4,767)	2,007,353

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表 *(續)*

(A) 根據方案一 *(續)*

附註：(續)

		港元
5.	經計入於二零零五年十二月三十一日收購群龍集團而發行之62,277,529股錦興股份，於部分出售前錦興之股本持有人應佔之每股錦興股份未經審核備考經調整綜合有形資產淨值	9.274

		港元
6.	經計入於二零零五年十二月三十一日收購群龍集團而發行之62,277,529股錦興股份，於部分出售後錦興之股本持有人應佔之每股錦興股份未經審核備考經調整綜合有形資產淨值	9.258

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表 *(續)*

(A) 根據方案一 *(續)*

附註：(續)

2. 調整指：

	千港元
群龍集團於二零零五年十二月三十一日之未經審核備考資產淨值	1,124,126
錦興集團持有群龍集團之現有29.4%權益	(330,043)
計入聯營公司權益之商譽	(12,187)
群龍集團之無形資產	(9,123)
群龍集團有關位於中國珠海市之土地開發項目之其他資產(「群龍其他資產」)，群龍集團對此享有獨家開發權及有權取得有關土地作開發用途	(229,288)
就收購群龍集團額外70.6%權益而將予支付之現金代價	(112,099)
	431,386

3. 調整指：

	千港元
部分出售中策集團15.3%權益後所得款項淨額	26,055
已出售之中策集團15.3%權益之資產淨值	(30,822)
	(4,767)

4. 根據二零零五年十二月三十一日已發行之226,143,697股錦興股份計算，於二零零五年十二月三十一日錦興之股本持有人應佔之每股錦興股份未經審核備考綜合有形資產淨值 — *港元* 9.920

(IV) 未經審核備考財務資料附註 *(續)*

附註：(續)

(30) 調整反映因根據股份出售協議部份出售中策集團15.3%權益產生26,055,000港元銷售所得款項之現金流入。經擴大錦興集團已於部份出售完成前收取按金2,600,000港元，餘額15,639,000港元及7,816,000港元將分別於部份出售完成時及部份出售完成後六個月內收取。

(31) 調整反映於二零零五年一月一日，錦興集團收購群龍集團之現金及現金等額淨額72,481,000港元。

(V) 經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表

(A) 根據方案一

以下經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料，以及摘錄自群龍集團財務資料(載於本文件附錄三)之群龍集團於二零零五年十二月三十一日之綜合資產負債表，並已就實物分派群龍股份、中策集團重組、群龍收購建議及部份出售後之影響作出備考調整後編製。

編製本未經審核備考經調整綜合有形資產淨值報表乃僅供說明用途，且基於其性質，故並不代表經擴大錦興集團於二零零五年十二月三十一日或任何未來日期之財務狀況。

	於二零零五年十二月三十一日(未經審核)	備考調整	於部分出售前備考經擴大錦興集團	備考調整	備考經擴大錦興集團
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
	(附註1及4)	*(附註2)*	*(附註5)*	*(附註3)*	*(附註6)*
有形資產淨值	2,243,450	431,386	2,674,836	(4,767)	2,670,069

附註：

1. 備考餘下錦興集團於二零零五年十二月三十一日之未經審核綜合有形資產淨值之計算如下：

	千港元
備考餘下錦興集團於二零零五年十二月三十一日之未經審核綜合有形資產淨值	2,283,052
減：備考餘下錦興集團股本持有人應佔之無形資產	(623)
計入聯營公司權益之商譽	(38,979)
	2,243,450

(IV) 未經審核備考財務資料附註 *(續)*

附註：(續)

(25) 調整反映根據錦興集團之會計政策，以直線法按估計可使用年期10年將負商譽24,606,000港元之變現於截至二零零五年三月三十一日止年度之備考收益表中反映（假設計入撥回調整及有關中策集團重組調整合共2,201,082,000港元後，群龍集團之淨資產公平值與淨資產賬面值（於二零零三年十二月三十一日分別為數90,784,000港元及111,041,000港元之商譽及負商譽（摘錄自本文件附錄三所載群龍集團之財務資料）調整後）相同）。

(26) 調整反映根據方案二發行之錦興債券總本金額於二零零五年十二月三十一日（即就本未經審核備考財務資料目的而言評估錦興債券公平值之最後實際可行日期）之估計公平值838,857,000港元按實際年息率6.1厘計算之利息開支，46,920,000港元並計入於截至二零零五年三月三十一日（即緊接發行日一週年前之日期）止年度之收益表。

(27) 截至二零零五年三月三十一日止年度之備考每股錦興股份基本盈利乃根據方案二計算錦興之股本持有人應佔溢利283,101,000港元及截至二零零五年三月三十一日止年度之已發行錦興股份備考加權平均數198,244,118股計算。

截至二零零五年三月三十一日止年度之備考每股錦興股份攤薄盈利乃根據方案二計算錦興之股本持有人應佔溢利283,101,000港元計算。截至二零零五年三月三十一日止年度之已發行錦興股份備考加權平均數為198,244,118股，以及假設於視為根據購股權計劃以全面行使購股權時以零代價發行之錦興股份備考加權平均數98,875股；由於錦興股份之平均市價高於購股權價格，對錦興股份於截至二零零五年三月三十一日止年度之每股基本盈利具攤薄作用。

(28) 調整反映將群龍集團之現金流量表項目重新歸類，以符合錦興集團之呈列方式。

(29) 調整反映：

— 調整反映錦興集團根據群龍收購建議方案一收購群龍額外70.6%權益所作出之現金流出112,099,000港元；及

— 於二零零五年一月一日，錦興集團收購之群龍集團之現金及現金等額淨額72,481,000港元。

(IV) 未經審核備考財務資料附註 *(續)*

附註：(續)

(18) 調整反映根據錦興集團採納之會計政策，以直線法按估計可使用年期10年將負商譽653,609,000港元之變現於截至二零零五年三月三十一日止年度之備考收益表中反映(假設計入撥回調整及有關中策集團重組調整合共2,201,082,000港元後，群龍集團之淨資產公平值與淨資產賬面值(於二零零三年十二月三十一日分別為數90,784,000港元及111,041,000港元之商譽及負商譽(摘錄自本文件附錄三所載群龍集團之財務資料)調整後)相同)。

(19) 調整反映將群龍集團收益表項目重新歸類，以符合錦興集團之呈列方式。

(20) 調整反映撥回應佔群龍集團之聯營公司虧損3,061,000港元。

(21) 調整反映將收購一間聯營公司群龍集團所產生之商譽攤銷及收購一間聯營公司群龍集團所產生之商譽減值虧損重新歸類為根據群龍收購建議收購群龍集團所產生之商譽攤銷及收購群龍集團所產生之商譽減值虧損。

(22) 調整反映撥回應佔中策集團之聯營公司虧損49,807,000港元。

(23) 調整反映根據股份出售協議部份出售中策集團15.3%權益之出售虧損4,036,000港元。

(24) 截至二零零五年三月三十一日止年度之備考每股錦興股份基本盈利乃根據方案一計算錦興之股本持有人應佔溢利392,921,000港元及截至二零零五年三月三十一日止年度之已發行錦興股份備考加權平均數260,521,648股計算。

截至二零零五年三月三十一日止年度之備考每股錦興股份攤薄盈利乃根據方案一計算錦興之股本持有人應佔溢利392,921,000港元計算。截至二零零五年三月三十一日止年度之已發行錦興股份備考加權平均數為260,521,648股，以及假設於視為根據購股權計劃以全面行使購股權時以零代價發行之錦興股份備考加權平均數98,875股；由於錦興股份之平均市價高於購股權價格，對錦興股份於截至二零零五年三月三十一日止年度之每股基本盈利具攤薄作用。

(IV) 未經審核備考財務資料附註 *(續)*

附註：(續)

(13) 調整反映收購群龍集團餘下70.6%權益產生之商譽66,084,000港元，以總代價為根據群龍收購建議方案二按面值發行錦興債券於二零零五年十二月三十一日(即就本未經審核備考財務資料目的而言評估錦興債券公平值之最後實際可行日期)之估計公平值838,857,000港元，已假設群龍集團之淨資產公平值與於二零零五年十二月三十一日之淨資產賬面值減去商譽9,123,000港元及列入聯營公司權益之商譽12,187,000港元相同。

(14) 調整反映撇銷群龍集團股本10,777,000港元。

(15) 調整反映：

— 撇銷群龍集團於二零零五年十二月三十一日收購前儲備之貸方結餘1,113,349,000港元；

— 將計入群龍集團之商譽及聯營公司權益之商譽重新歸類。

(16) 調整反映根據群龍收購建議方案二發行錦興債券，總本金額為於二零零五年十二月三十一日之估計公平值838,857,000港元予群龍集團股東，以收購群龍集團餘下70.6% 權益。於二零零五年十二月三十一日，錦興債券之債項部份及兑換期權部份之估計公平值分別約為774,815,000港元(已列入非流動負債)及64,042,000港元(已列入儲備)。

(17) 由於群龍集團之經審核財務資料乃根據新香港財務報告準則編製，故此未經審核備考財務資料乃因採納新香港財務報告準則而於二零零五年一月一日開始之財政期間進行撥回對群龍集團於截至二零零五年十二月三十一日止年度之財務影響，以符合本集團之會計政策之基準而編製。

備考收益表(方案一及方案二)中之撥回調整產生之淨影響使群龍集團之虧損減少約31,144,000港元。

備考現金流量表(方案一及方案二)中之撥回調整並無對現金流量產生影響。

(IV) 未經審核備考財務資料附註 *(續)*

附註：(續)

(7) 調整反映：

— 根據群龍收購建議方案一以代價每股錦興股份3.75港元(錦興股份於二零零五年十二月三十一日之收市價)發行62,277,529股每股面值0.01港元之新錦興股份；及

— 撇銷群龍集團已發行股本10,777,000港元。

(8) 調整反映：

— 撇銷群龍集團於二零零五年十二月三十一日收購前儲備之貸方結餘1,113,349,000港元；

— 將計入群龍集團之商譽及聯營公司權益之商譽重新歸類；

— 確認錦興集團根據群龍收購建議方案一以總代價345,641,000港元收購群龍集團餘下70.6%權益時產生，於被收購方可識辨資產、負債及或然負債淨公平值之權益超出成本(「收購折讓」，前稱為「負商譽」)之427,132,000港元(將計入二零零五年十二月三十一日之收益表)，並假設群龍集團淨資產公平值與於二零零五年十二月三十一日之淨資產賬面值減去商譽9,123,000港元及列入聯營公司權益之商譽12,187,000港元相同；及

— 根據群龍收購建議方案一以代價每股錦興股份3.75港元全新發行62,277,529股每股面值0.01港元之錦興股份而產生之股份溢價232,919,000港元。

(9) 調整反映根據股份出售協議部份出售中策集團為數30,822,000港元之15.3%權益。

(10) 調整反映將中策集團為數28,247,000港元之餘下14.1%權益由聯營公司權益重新歸類為可供出售投資。

(11) 調整反映根據股份出售協議部份出售中策集團15.3%權益之銷售所得款項26,055,000港元。經擴大錦興集團已於部份出售完成前收取按金2,600,000港元，餘額15,639,000港元及7,816,000港元將分別於部份出售完成時及部份出售完成後六個月內收取。

(12) 調整反映根據股份出售協議部份出售中策集團15.3%權益之出售虧損4,767,000港元。

(IV) 未經審核備考財務資料附註

附註：

(1) 備考資產負債表之調整反映根據中策集團重組分配群龍集團為數330,043,000港元之29.4%權益。

備考收益表及備考現金流量表之調整分別反映根據中策集團重組對有關群龍集團之收益表項目及現金流量表項目進行重新分類。

(2) 就中策集團重組之調整載列如下：

— 根據中策集團重組及中策集團及群龍集團之成員公司於二零零六年五月十九日訂立之轉讓協議，由中策集團成員公司向群龍集團轉撥負債約199,731,000港元，以及由群龍集團向中策集團成員公司轉撥資產約86,822,000港元；

— 將群龍集團成員公司應付中策集團成員公司之集團內公司間款項轉撥至群龍；及

— 將中策集團成員公司應付群龍集團成員公司之集團內公司間款項轉撥至中策。

(3) 調整反映：

— 根據中策集團重組將群龍集團為數330,043,000港元之29.4%權益由聯營公司權益重新歸類為附屬公司權益；

— 根據群龍收購建議之方案一及方案二購入群龍集團餘下70.6%權益之額外投資之成本分別345,641,000港元及838,857,000港元；及

— 根據群龍收購建議之方案一及方案二撇銷群龍集團投資之成本分別675,684,000港元及1,168,900,000港元。

(4) 調整反映根據中策集團重組將群龍集團為數330,043,000港元之29.4%權益重新歸類為附屬公司權益。

(5) 調整反映將群龍集團資產負債表項目重新歸類，以符合錦興集團之呈列方式。

(6) 調整反映錦興集團根據群龍收購建議方案一收購群龍集團餘下70.6%權益之部份代價所作出之現金流出112,099,000港元。

(III) 經擴大錦興集團之未經審核備考現金流量表 *(續)*

(B) 根據方案二 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考條下錦興集團截至二零零五年三月三十一日止年度	有關錦興股份實物分派之備考調整	錦興集團經備考調整後	群龍集團截至二零零五年十二月三十一日止年度	撥回調整	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後	有關群龍收購建議之備考調整		部份出售前之備考經擴大錦興集團	有關部份出售之備考調整		備考經擴大錦興集團
	千港元	千港元 附註1	千港元	千港元	千港元 附註17	千港元	千港元	附註	千港元	千港元	附註	千港元
投資業務												
出售投資證券所得款項	150,255	–	150,255	77,547	–	77,547	–		227,802	–		227,802
聯營公司償還之款項	14,256	–	14,256	–	–	–	–		14,256	–		14,256
一間有關連公司償還應收短期貸款	32,890	–	32,890	–	–	–	–		32,890	–		32,890
償還應收短期貸款	29,588	–	29,588	–	–	–	–		29,588	–		29,588
已收利息	17,711	–	17,711	8,488	–	8,488	–		26,199	–		26,199
出售附屬公司	2,110,405	–	2,110,405	–	–	–	–		2,110,405	–		2,110,405
收取自一間聯營公司之股息	4,668	–	4,668	2,427	–	2,427	–		7,095	–		7,095
出售物業、機器及設備所得款項	989	–	989	125	–	125	–		1,114	–		1,114
出售一間聯營公司所得款項	10	–	10	–	–	–	–		10	23,455	*(30)*	23,465
購入投資證券	(123,348)	–	(123,348)	(78,259)	–	(78,259)	–		(201,607)	–		(201,607)
收購群龍集團	–	–	–	–	–	–	72,481	*(31)*	72,481	–		72,481
應收短期貸款增加	(105,755)	–	(105,755)	–	–	–	–		(105,755)	–		(105,755)
應收有關連公司之短期貸款增加	(89,758)	–	(89,758)	–	–	–	–		(89,758)	–		(89,758)
收購聯營公司權益	(44,148)	–	(44,148)	(63,152)	–	(63,152)	–		(107,300)	–		(107,300)
購入附屬公司(不包括現金及現金等額)	–	–	–	(9,651)	–	(9,651)	–		(9,651)	–		(9,651)
收購一間附屬公司額外權益	(37,320)	–	(37,320)	–	–	–	–		(37,320)	–		(37,320)
購入一項長期投資之按金	(35,000)	–	(35,000)	–	–	–	–		(35,000)	–		(35,000)
已抵押銀行存款增加	(20,014)	–	(20,014)	–	–	–	–		(20,014)	–		(20,014)
購買物業、機器及設備	(643)	–	(643)	(331)	–	(331)	–		(974)	–		(974)
收購非上市債務證券	(12,000)	–	(12,000)	–	–	–	–		(12,000)	–		(12,000)
第三方償還之款項	–	–	–	345,672	–	345,672	–		345,672	–		345,672
墊支予第三方之款項	–	–	–	(285,122)	–	(285,122)	–		(285,122)	–		(285,122)
收購物業權益所付款項	–	–	–	(8,704)	–	(8,704)	–		(8,704)	–		(8,704)
應收前同系附屬公司款項減少	–	–	–	121,572	–	121,572	–		121,572	–		121,572
投資業務產生之現金淨額	1,892,786	–	1,892,786	110,612	–	110,612	72,481		2,075,879	23,455		2,099,334
融資業務												
新增銀行貸款	185,633	–	185,633	–	–	–	–		185,633	–		185,633
發行股份所得款項	118,500	–	118,500	–	–	–	–		118,500	–		118,500
新增其他貸款	10,000	–	10,000	–	–	–	–		10,000	–		10,000
償還銀行貸款	(158,557)	–	(158,557)	–	–	–	–		(158,557)	–		(158,557)
已派股息	(10,987)	–	(10,987)	–	–	–	–		(10,987)	–		(10,987)
償還融資租約承擔	(3)	–	(3)	–	–	–	–		(3)	–		(3)
償還一名少數股東款項	(10)	–	(10)	–	–	–	–		(10)	–		(10)
應付前同系附屬公司款項減少	–	–	–	(41,964)	–	(41,964)	–		(41,964)	–		(41,964)
融資業務產生(動用)之現金淨額	144,576	–	144,576	(41,964)	–	(41,964)	–		102,612	–		102,612
現金及現金等額增加淨額	2,161,443	–	2,161,443	32,722	–	32,722	53,798		2,247,963	23,455		2,271,418
年初之現金及現金等額	141,094	–	141,094	72,481	–	72,481	(72,481)	*(31)*	141,094	–		141,094
匯率變動之影響	178	–	178	(1,709)	–	(1,709)	–		(1,531)	–		(1,531)
年終之現金及現金等額	2,302,715	–	2,302,715	103,494	–	103,494	(18,683)		2,387,526	23,455		2,410,981
現金及現金等額結存分析												
銀行結存及現金	2,321,331	–	2,321,331	103,494	–	103,494	(18,683)		2,406,142	23,455		2,429,597
銀行透支	(18,616)	–	(18,616)	–	–	–	–		(18,616)	–		(18,616)
	2,302,715	–	2,302,715	103,494	–	103,494	(18,683)		2,387,526	23,455		2,410,981

(III) 經擴大錦興集團之未經審核備考現金流量表 *(續)*

(B) 根據方案二 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團截至二零零五年三月三十一日止年度 千港元	有關群龍股份實物分派之備考調整 千港元 附註1	錦興集團經備考調整後 千港元	群龍集團截至二零零五年十二月三十一日止年度 千港元	撥回調整 千港元 附註17	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後 千港元	有關群龍收購建議之備考調整 千港元	附註	部份出售前之備考經擴大錦興集團 千港元	有關部份出售之備考調整 千港元	附註	備考經擴大錦興集團 千港元
經營業務												
除所得稅前溢利(虧損)	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	(41,398)	(20), (25) & (26)	1,177,494	45,771	(22) & (23)	1,223,265
就以下項目作出調整：												
利息收入	(22,141)	–	(22,141)	(29,762)	8,599	(21,163)	–		(43,304)	–		(43,304)
財務費用	24,328	–	24,328	–	–	–	46,920	(26)	71,248	–		71,248
應佔聯營公司之業績	64,909	(3,061)	61,848	(43,103)	–	(43,103)	–		18,745	(49,807)	(22)	(31,062)
應佔一間聯營公司之業績－群龍集團	–	3,061	3,061	–	–	–	(3,061)	(20)	–	–		–
變現收購一間聯營公司額外權益所產生之負商譽	(2,057)	–	(2,057)	–	–	–	–		(2,057)	–		(2,057)
攤銷收購一間聯營公司產生之商譽	28,089	(20,876)	7,213	–	–	–	–		7,213	–		7,213
攤銷收購一間聯營公司產生之商譽－群龍集團	–	20,876	20,876	–	–	–	(20,876)	(21)	–	–		–
攤銷收購群龍集團產生之商譽	–	–	–	–	–	–	20,876	(21)	20,876	–		20,876
收購一間聯營公司產生之商譽減值虧損	177,446	(177,446)	–	–	–	–	–		–	–		–
收購一間聯營公司產生之商譽減值虧損－群龍集團	–	177,446	177,446	–	–	–	(177,446)	(21)	–	–		–
收購群龍集團產生之商譽減值虧損	–	–	–	–	–	–	177,446	(21)	177,446	–		177,446
出售附屬公司及聯營公司之收益(虧損)淨額	(1,497,101)	–	(1,497,101)	–	–	–	2,814	(28)	(1,494,287)	4,036	(23)	(1,490,251)
持有其他投資/持作出售投資之未變現收益	(17,223)	–	(17,223)	(1,208)	–	(1,208)	–		(18,431)	–		(18,431)
應收孖展貸款準備回撥	(2,387)	–	(2,387)	–	–	–	–		(2,387)	–		(2,387)
出售/攤薄聯營公司權益之虧損	–	–	–	2,814	–	2,814	(2,814)	(28)	–	–		–
變現收購群龍集團時產生之負商譽	–	–	–	–	–	–	(2,461)	(25)	(2,461)	–		(2,461)
變現收購一間聯營公司時產生之負商譽	(8)	–	(8)	–	–	–	–		(8)	–		(8)
無形資產攤銷	49,838	–	49,838	–	–	–	–		49,838	–		49,838
滯銷及過時存貨撥備	1,060	–	1,060	–	–	–	–		1,060	–		1,060
呆壞賬撥備	22,269	–	22,269	18,575	–	18,575	–		40,844	–		40,844
物業、廠房及設備之折舊及攤銷	8,162	–	8,162	5,865	–	5,865	–		14,027	–		14,027
應收貸款撥備	8,338	–	8,338	–	–	–	–		8,338	–		8,338
應收貸款及利息撥備	–	–	–	31,116	–	31,116	–		31,116	–		31,116
出售物業、廠房及設備之虧損	405	–	405	–	–	–	–		405	–		405
出售投資證券之虧損淨額	29,712	–	29,712	716	–	716	–		30,428	–		30,428
非上市可換股票據之換股選擇權之公平值之變動	–	–	–	39,743	(39,743)	–	–		–	–		–
營運資金變動前之經營現金流量	115,691	–	115,691	(29,548)	–	(29,548)	–		86,143	–		86,143
其他資產減少(增加)	37,085	–	37,085	(2,121)	–	(2,121)	–		34,964	–		34,964
存貨減少(增加)	14,001	–	14,001	(96)	–	(96)	–		13,905	–		13,905
貿易及其他應收款項增加	1,434,136	–	1,434,136	–	–	–	19,272	(28)	1,453,408	–		1,453,408
其他應收款項、按金及預付款項增加	–	–	–	19,272	–	19,272	(19,272)	(28)	–	–		–
應收聯營公司款項增加	–	–	–	(15,164)	–	(15,164)	–		(15,164)	–		(15,164)
其他投資減少	13,623	–	13,623	–	–	–	–		13,623	–		13,623
應收孖展貸款減少	4,174	–	4,174	–	–	–	–		4,174	–		4,174
貿易及其他應付款項(減少)增加	(1,468,366)	–	(1,468,366)	(8,127)	–	(8,127)	–		(1,476,493)	–		(1,476,493)
應付聯營公司款項減少	–	–	–	(387)	–	(387)	–		(387)	–		(387)
應付孖展貸款減少	(587)	–	(587)	–	–	–	–		(587)	–		(587)
應付票據減少	(1,295)	–	(1,295)	–	–	–	–		(1,295)	–		(1,295)
應付同系附屬公司款項減少	(20,730)	–	(20,730)	–	–	–	–		(20,730)	–		(20,730)
應收同系附屬公司款項減少	3,526	–	3,526	–	–	–	–		3,526	–		3,526
經營所產生(動用)之現金	131,258	–	131,258	(36,171)	–	(36,171)	–		95,087	–		95,087
繳訖利息及財務費用	(5,326)	–	(5,326)	–	–	–	(18,683)	(26)	(24,009)	–		(24,009)
(已繳)退還海外稅項	(2,237)	–	(2,237)	245	–	245	–		(1,992)	–		(1,992)
退還香港利得稅	386	–	386	–	–	–	–		386	–		386
經營業務產生(動用)之現金淨額	124,081	–	124,081	(35,926)	–	(35,926)	(18,683)		69,472	–		69,472

(III) 經擴大錦興集團之未經審核備考現金流量表 *(續)*

(B) 根據方案二

以下為經擴大錦興集團之未經審核備考現金流量表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案二、部份出售，以及Memorex出售事項已於二零零四年四月一日（錦興集團財政期間之開始）完成。經擴大錦興集團之未經審核備考現金流量表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料（以本文件附錄二所載截至二零零五年三月三十一日止年度之經審核綜合現金流量表為基準，並就Memorex出售事項作出備考調整）及本文件附錄三所載群龍集團截至二零零五年十二月三十一日止年度之經審核綜合現金流量表（摘錄自群龍集團之財務資料）編製，並已就撥回調整作出調整以符合錦興集團之會計政策，亦已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考現金流量表乃僅供說明用途，且基於其性質，故並不代表經擴大錦興集團於截至二零零五年三月三十一日止年度及任何以後財政期間之真實現金流量。

(III) 經擴大錦興集團之未經審核備考現金流量表 *(續)*

(A) 根據方案一 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團截至二零零五年三月三十一日止年度	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團截至二零零五年十二月三十一日止年度	撥回調整	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後	有關群龍收購建議之備考調整		部份出售前之備考經擴大錦興集團	有關部份出售之備考調整		備考經擴大錦興集團
	千港元	*千港元* *附註1*	*千港元*	*千港元*	*千港元* *附註17*	*千港元*	*千港元*	*附註*	*千港元*	*千港元*	*附註*	*千港元*
投資業務												
出售投資證券所得款項	150,255	–	150,255	77,547	–	77,547	–		227,802	–		227,802
聯營公司償還之款項	14,256	–	14,256	–	–	–	–		14,256	–		14,256
一間有關連公司償還應收短期貸款	32,890	–	32,890	–	–	–	–		32,890	–		32,890
償還應收短期貸款	29,588	–	29,588	–	–	–	–		29,588	–		29,588
已收利息	17,711	–	17,711	8,488	–	8,488	–		26,199	–		26,199
出售附屬公司	2,110,405	–	2,110,405	–	–	–	–		2,110,405	–		2,110,405
收取自一間聯營公司之股息	4,668	–	4,668	2,427	–	2,427	–		7,095	–		7,095
出售物業、機器及設備所得款項	989	–	989	125	–	125	–		1,114	–		1,114
出售一間聯營公司所得款項	10	–	10	–	–	–	–		10	23,455	*(30)*	23,465
購入投資證券	(123,348)	–	(123,348)	(78,259)	–	(78,259)	–		(201,607)	–		(201,607)
收購群龍集團	–	–	–	–	–	–	(39,618)	*(29)*	(39,618)	–		(39,618)
應收短期貸款增加	(105,755)	–	(105,755)	–	–	–	–		(105,755)	–		(105,755)
應收有關連公司之短期貸款增加	(89,758)	–	(89,758)	–	–	–	–		(89,758)	–		(89,758)
收購聯營公司權益	(44,148)	–	(44,148)	(63,152)	–	(63,152)	–		(107,300)	–		(107,300)
購入附屬公司(不包括現金及現金等額)	–	–	–	(9,651)	–	(9,651)	–		(9,651)	–		(9,651)
收購一間附屬公司額外權益	(37,320)	–	(37,320)	–	–	–	–		(37,320)	–		(37,320)
購入一項長期投資之按金	(35,000)	–	(35,000)	–	–	–	–		(35,000)	–		(35,000)
已抵押銀行存款增加	(20,014)	–	(20,014)	–	–	–	–		(20,014)	–		(20,014)
購買物業、機器及設備	(643)	–	(643)	(331)	–	(331)	–		(974)	–		(974)
收購非上市債務證券	(12,000)	–	(12,000)	–	–	–	–		(12,000)	–		(12,000)
第三方償還之款項	–	–	–	345,672	–	345,672	–		345,672	–		345,672
墊支予第三方之款項	–	–	–	(285,122)	–	(285,122)	–		(285,122)	–		(285,122)
收購物業權益所付款項	–	–	–	(8,704)	–	(8,704)	–		(8,704)	–		(8,704)
應收前同系附屬公司款項減少	–	–	–	121,572	–	121,572	–		121,572	–		121,572
投資業務產生之現金淨額	1,892,786	–	1,892,786	110,612	–	110,612	(39,618)		1,963,780	23,455		1,987,235
融資業務												
新增銀行貸款	185,633	–	185,633	–	–	–	–		185,633	–		185,633
發行股份所得款項	118,500	–	118,500	–	–	–	–		118,500	–		118,500
新增其他貸款	10,000	–	10,000	–	–	–	–		10,000	–		10,000
償還銀行貸款	(158,557)	–	(158,557)	–	–	–	–		(158,557)	–		(158,557)
已派股息	(10,987)	–	(10,987)	–	–	–	–		(10,987)	–		(10,987)
償還融資租約承擔	(3)	–	(3)	–	–	–	–		(3)	–		(3)
償還一名少數股東款項	(10)	–	(10)	–	–	–	–		(10)	–		(10)
應付前同系附屬公司款項減少	–	–	–	(41,964)	–	(41,964)	–		(41,964)	–		(41,964)
融資業務產生(動用)之現金淨額	144,576	–	144,576	(41,964)	–	(41,964)	–		102,612	–		102,612
現金及現金等額增加淨額	2,161,443	–	2,161,443	32,722	–	32,722	(39,618)		2,154,547	23,455		2,178,002
年初之現金及現金等額	141,094	–	141,094	72,481	–	72,481	(72,481)	*(31)*	141,094	–		141,094
匯率變動之影響	178	–	178	(1,709)	–	(1,709)	–		(1,531)	–		(1,531)
年終之現金及現金等額	2,302,715	–	2,302,715	103,494	–	103,494	(112,099)		2,294,110	23,455		2,317,565
現金及現金等額結存分析												
銀行結存及現金	2,321,331	–	2,321,331	103,494	–	103,494	(112,099)		2,312,726	23,455		2,336,181
銀行透支	(18,616)	–	(18,616)	–	–	–	–		(18,616)	–		(18,616)
	2,302,715	–	2,302,715	103,494	–	103,494	(112,099)		2,294,110	23,455		2,317,565

(III) 經擴大錦興集團之未經審核備考現金流量表 *(續)*

(A) 根據方案一 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團截至二零零五年三月三十一日止年度 千港元	有關群龍股份實物分派之備考調整 千港元 附註1	錦興集團經備考調整後 千港元	群龍集團截至二零零五年十二月三十一日止年度 千港元	撥回調整 千港元 附註17	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後 千港元	有關群龍收購建議之備考調整 千港元	附註	部份出售前之備考經擴大錦興集團 千港元	有關部份出售之備考調整 千港元	附註	備考經擴大錦興集團 千港元
經營業務												
除所得稅前溢利(虧損)	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	68,422	*(18) & (20)*	1,287,314	45,771	*(22) & (23)*	1,333,085
就以下項目作出調整：												
利息收入	(22,141)	–	(22,141)	(29,762)	8,599	(21,163)	–		(43,304)	–		(43,304)
財務費用	24,328	–	24,328	–	–	–	–		24,328	–		24,328
應佔聯營公司之業績	64,909	(3,061)	61,848	(43,103)	–	(43,103)	–		18,745	(49,807)	*(22)*	(31,062)
應佔一間聯營公司之業績 — 群龍集團	–	3,061	3,061	–	–	–	(3,061)	*(20)*	–	–		–
變現收購一間聯營公司額外權益所產生之負商譽	(2,057)	–	(2,057)	–	–	–	–		(2,057)	–		(2,057)
攤銷收購聯營公司產生之商譽	28,089	(20,876)	7,213	–	–	–	–		7,213	–		7,213
攤銷收購一間聯營公司產生之商譽 — 群龍集團	–	20,876	20,876	–	–	–	(20,876)	*(21)*	–	–		–
攤銷收購群龍集團產生之商譽	–	–	–	–	–	–	20,876	*(21)*	20,876	–		20,876
收購一間聯營公司產生之商譽減值虧損	177,446	(177,446)	–	–	–	–	–		–	–		–
收購一間聯營公司產生之商譽減值虧損 — 群龍集團	–	177,446	177,446	–	–	–	(177,446)	*(21)*	–	–		–
收購群龍集團產生之商譽減值虧損	–	–	–	–	–	–	177,446	*(21)*	177,446	–		177,446
出售附屬公司及聯營公司之(收益)虧損淨額	(1,497,101)	–	(1,497,101)	–	–	–	2,814	*(28)*	(1,494,287)	4,036	*(23)*	(1,490,251)
持有其他投資／持作出售投資之未變現收益	(17,223)	–	(17,223)	(1,208)	–	(1,208)	–		(18,431)	–		(18,431)
應收仔展貸款準備回撥	(2,387)	–	(2,387)	–	–	–	–		(2,387)	–		(2,387)
出售／攤薄聯營公司權益之虧損	–	–	–	2,814	–	2,814	(2,814)	*(28)*	–	–		–
變現收購群龍集團時產生之負商譽	–	–	–	–	–	–	(65,361)	*(18)*	(65,361)	–		(65,361)
變現收購一間聯營公司時產生之負商譽	(8)	–	(8)	–	–	–	–		(8)	–		(8)
無形資產攤銷	49,838	–	49,838	–	–	–	–		49,838	–		49,838
滯銷及過時存貨撥備	1,060	–	1,060	–	–	–	–		1,060	–		1,060
呆壞賬撥備	22,269	–	22,269	18,575	–	18,575	–		40,844	–		40,844
物業、廠房及設備之折舊及攤銷	8,162	–	8,162	5,865	–	5,865	–		14,027	–		14,027
應收貸款撥備	8,338	–	8,338	–	–	–	–		8,338	–		8,338
應收貸款及利息撥備	–	–	–	31,116	–	31,116	–		31,116	–		31,116
出售物業、廠房及設備之虧損	405	–	405	–	–	–	–		405	–		405
出售投資證券之虧損淨額	29,712	–	29,712	716	–	716	–		30,428	–		30,428
非上市可換股票據之換股選擇權之公平值之變動	–	–	–	39,743	(39,743)	–	–		–	–		–
營運資金變動前之經營現金流量	115,691	–	115,691	(29,548)	–	(29,548)	–		86,143	–		86,143
其他資產減少(增加)	37,085	–	37,085	(2,121)	–	(2,121)	–		34,964	–		34,964
存貨減少(增加)	14,001	–	14,001	(96)	–	(96)	–		13,905	–		13,905
貿易及其他應收款項增加	1,434,136	–	1,434,136	–	–	–	19,272	*(28)*	1,453,408	–		1,453,408
其他應收款項、按金及預付款項增加	–	–	–	19,272	–	19,272	(19,272)	*(28)*	–	–		–
應收聯營公司款項增加	–	–	–	(15,164)	–	(15,164)	–		(15,164)	–		(15,164)
其他投資減少	13,623	–	13,623	–	–	–	–		13,623	–		13,623
應收仔展貸款減少	4,174	–	4,174	–	–	–	–		4,174	–		4,174
貿易及其他應付款項(減少)增加	(1,468,366)	–	(1,468,366)	(8,127)	–	(8,127)	–		(1,476,493)	–		(1,476,493)
應付聯營公司款項減少	–	–	–	(387)	–	(387)	–		(387)	–		(387)
應付仔展貸款減少	(587)	–	(587)	–	–	–	–		(587)	–		(587)
應付票據減少	(1,295)	–	(1,295)	–	–	–	–		(1,295)	–		(1,295)
應付同系附屬公司款項減少	(20,730)	–	(20,730)	–	–	–	–		(20,730)	–		(20,730)
應收同系附屬公司款項減少	3,526	–	3,526	–	–	–	–		3,526	–		3,526
經營所產生(動用)之現金	131,258	–	131,258	(36,171)	–	(36,171)	–		95,087	–		95,087
繳訖利息及財務費用	(5,326)	–	(5,326)	–	–	–	–		(5,326)	–		(5,326)
(已繳)退還海外稅項	(2,237)	–	(2,237)	245	–	245	–		(1,992)	–		(1,992)
退還香港利得稅	386	–	386	–	–	–	–		386	–		386
經營業務產生(動用)之現金淨額	124,081	–	124,081	(35,926)	–	(35,926)	–		88,155	–		88,155

(III) 經擴大錦興集團之未經審核備考現金流量表

(A) 根據方案一

以下為經擴大錦興集團之未經審核備考現金流量表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案一、部份出售，以及Memorex出售事項已於二零零四年四月一日（錦興集團財政期間之開始）完成。經擴大錦興集團之未經審核備考現金流量表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料（以本文件附錄二所載截至二零零五年三月三十一日止年度之經審核綜合現金流量表為基準，並就Memorex出售事項作出備考調整）及本文件附錄三所載群龍集團截至二零零五年十二月三十一日止年度之經審核綜合現金流量表（摘錄自群龍集團之財務資料）編製，並已就撥回調整作出調整以符合錦興集團之會計政策，亦已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考現金流量表乃僅供說明用途，且基於其性質，故並不代表經擴大錦興集團於截至二零零五年三月三十一日止年度及任何以後財政期間之真實現金流量。

(II) 經擴大錦興集團之未經審核備考收益表 *(續)*

(B) 根據方案二 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F)= (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團截至二零零五年三月三十一日止年度 *千港元*	有關群龍股份實物分派之備考調整 *千港元* *附註1*	錦興集團經備考調整後 *千港元*	群龍集團截至二零零五年十二月三十一日止年度 *千港元*	撥回調整 *千港元* *附註17*	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後 *千港元*	有關群龍收購建議之備考調整 *千港元*	*附註*	部份出售前之備考經擴大錦興集團 *千港元*	有關部份出售之備考調整 *千港元*	*附註*	備考經擴大錦興集團 *千港元*
收益	301,436	—	301,436	5,298	—	5,298	—		306,734	—		306,734
銷售成本	(187,040)	—	(187,040)	(4,457)	—	(4,457)	—		(191,497)	—		(191,497)
毛利	114,396	—	114,396	841	—	841	—		115,237	—		115,237
其他經營收入	105,079	—	105,079	33,622	(8,599)	25,023	—		130,102	—		130,102
分銷及銷售開支	(13,080)	—	(13,080)	(1,365)	—	(1,365)	—		(14,445)	—		(14,445)
行政開支	(139,017)	—	(139,017)	(33,802)	—	(33,802)	(31,116)	*(19)*	(203,935)	—		(203,935)
其他經營開支	(29,712)	—	(29,712)	(23,030)	—	(23,030)	—		(52,742)	—		(52,742)
變現增購一間聯營公司額外權益產生之負商譽	2,057	—	2,057	—	—	—	—		2,057	—		2,057
財務費用	(24,328)	—	(24,328)	—	—	—	(46,920)	*(26)*	(71,248)	—		(71,248)
應佔聯營公司之業績	(64,909)	3,061	(61,848)	43,103	—	43,103	—		(18,745)	49,807	*(22)*	31,062
應佔一間聯營公司之業績－群龍集團	—	(3,061)	(3,061)	—	—	—	3,061	*(20)*	—	—		—
收購一間聯營公司所產生之商譽減值虧損	(177,446)	177,446	—	—	—	—	—		—	—		—
收購一間聯營公司產生之商譽減值虧損－群龍集團	—	(177,446)	(177,446)	—	—	—	177,446	*(21)*	—	—		—
收購群龍集團產生之商譽減值虧損	—	—	—	—	—	—	(177,446)	*(21)*	(177,446)	—		(177,446)
攤銷收購聯營公司產生之商譽	(28,089)	20,876	(7,213)	—	—	—	—		(7,213)	—		(7,213)
攤銷收購一間聯營公司產生之商譽－群龍集團	—	(20,876)	(20,876)	—	—	—	20,876	*(21)*	—	—		—
攤銷收購群龍集團產生之商譽	—	—	—	—	—	—	(20,876)	*(21)*	(20,876)	—		(20,876)
出售附屬公司及聯營公司之（虧損）收益淨額	1,497,101	—	1,497,101	—	—	—	(2,814)	*(19)*	1,494,287	(4,036)	*(23)*	1,490,251
變現收購群龍集團產生之負商譽	—	—	—	—	—	—	2,461	*(25)*	2,461	—		2,461
出售／攤薄聯營公司權益之虧損			—	(2,814)	—	(2,814)	2,814	*(19)*	—	—		—
貸款及應收利息撥備	—	—	—	(31,116)	—	(31,116)	31,116	*(19)*	—	—		—
非上市可換股票據之換股選擇權之公平值之變動	—	—	—	(39,743)	39,743	—	—		—	—		—
除所得稅前溢利（虧損）	1,242,052	—	1,242,052	(54,304)	31,144	(23,160)	(41,398)		1,177,494	45,771		1,223,265
所得稅支出	(66,814)	—	(66,814)	(4,247)	—	(4,247)	—		(71,061)	—		(71,061)
年內溢利（虧損）	1,175,238	—	1,175,238	(58,551)	31,144	(27,407)	(41,398)		1,106,433	45,771		1,152,204
下列人士應佔：												
母公司股本持有人	323,490	—	323,490	(54,259)	9,497	(44,762)	(41,398)		237,330	45,771		283,101
少數股東權益	851,748	—	851,748	(4,292)	21,647	17,355	—		869,103	—		869,103
	1,175,238	—	1,175,238	(58,551)	31,144	(27,407)	(41,398)		1,106,433	45,771		1,152,204
每股盈利												
基本	1.63港元										*(27)*	1.43港元
攤薄	1.56港元										*(27)*	1.43港元

(II) 經擴大錦興集團之未經審核備考收益表 *(續)*

(B) 根據方案二

以下為經擴大錦興集團之未經審核備考收益表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案二、部份出售，以及Memorex出售事項已於二零零四年四月一日(錦興集團財政期間之開始)完成。經擴大錦興集團之未經審核備考收益表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料(以本文件附錄二所載截至二零零五年三月三十一日止年度之經審核綜合收益表為基準，並就Memorex出售事項作出備考調整)及本文件附錄三所載群龍集團截至二零零五年十二月三十一日止年度經審核綜合收益表(摘錄自群龍集團之財務資料)編製，並已就撥回調整作出調整以符合錦興集團之會計政策，亦已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考收益表乃僅供説明用途，且基於其性質，故並不代表經擴大錦興集團於截至二零零五年三月三十一日止年度及任何以後財政期間之真實業績。

(II) 經擴大錦興集團之未經審核備考收益表 *(續)*

(A) 根據方案一 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F)= (D)+(E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團截至二零零五年三月三十一日止年度	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團截至二零零五年十二月三十一日止年度	撥回調整	群龍集團截至二零零五年十二月三十一日止年度經撥回調整後	有關群龍收購建議之備考調整		部份出售前之備考經擴大錦興集團	有關部份出售之備考調整		備考經擴大錦興集團
	千港元	*千港元* *附註1*	*千港元*	*千港元*	*千港元* *附註17*	*千港元*	*千港元*	*附註*	*千港元*	*千港元*	*附註*	*千港元*
收益	301,436	–	301,436	5,298	–	5,298	–		306,734	–		306,734
銷售成本	(187,040)	–	(187,040)	(4,457)	–	(4,457)	–		(191,497)	–		(191,497)
毛利	114,396	–	114,396	841	–	841	–		115,237	–		115,237
其他經營收入	105,079	–	105,079	33,622	(8,599)	25,023	–		130,102	–		130,102
分銷及銷售開支	(13,080)	–	(13,080)	(1,365)	–	(1,365)	–		(14,445)	–		(14,445)
行政開支	(139,017)	–	(139,017)	(33,802)	–	(33,802)	(31,116)	*(19)*	(203,935)	–		(203,935)
其他經營開支	(29,712)	–	(29,712)	(23,030)	–	(23,030)	–		(52,742)	–		(52,742)
發現增購一間聯營公司額外權益產生之負商譽	2,057	–	2,057	–	–	–	–		2,057	–		2,057
財務費用	(24,328)	–	(24,328)	–	–	–	–		(24,328)	–		(24,328)
應佔聯營公司之業績	(64,909)	3,061	(61,848)	43,103	–	43,103	–		(18,745)	49,807	*(22)*	31,062
應佔一間聯營公司之業績－群龍集團	–	(3,061)	(3,061)	–	–	–	3,061	*(20)*	–	–		–
收購一間聯營公司所產生之商譽減值虧損	(177,446)	177,446	–	–	–	–	–		–	–		–
收購一間聯營公司產生之商譽減值虧損－群龍集團	–	(177,446)	(177,446)	–	–	–	177,446	*(21)*	–	–		–
收購群龍集團產生之商譽減值虧損	–	–	–	–	–	–	(177,446)	*(21)*	(177,446)	–		(177,446)
撤銷收購聯營公司產生之商譽	(28,089)	20,876	(7,213)	–	–	–	–		(7,213)	–		(7,213)
撤銷收購一間聯營公司產生之商譽－群龍集團	–	(20,876)	(20,876)	–	–	–	20,876	*(21)*	–	–		–
撤銷收購群龍集團產生之商譽	–	–	–	–	–	–	(20,876)	*(21)*	(20,876)	–		(20,876)
出售附屬公司及聯營公司之收益(虧損)淨額	1,497,101	–	1,497,101	–	–	–	(2,814)	*(19)*	1,494,287	(4,036)	*(23)*	1,490,251
發現收購群龍集團產生之負商譽	–	–	–	–	–	–	65,361	*(18)*	65,361	–		65,361
出售／攤薄聯營公司權益之虧損	–	–	–	(2,814)	–	(2,814)	2,814	*(19)*	–	–		–
貸款及應收利息撥備	–	–	–	(31,116)	–	(31,116)	31,116	*(19)*	–	–		–
非上市可換股票據之換股選擇權之公平值之變動	–	–	–	39,743	39,743	–	–		–	–		–
除所得稅前溢利(虧損)	1,242,052	–	1,242,052	(54,304)	31,144	(23,160)	68,422		1,287,314	45,771		1,333,085
所得稅支出	(66,814)	–	(66,814)	(4,247)	–	(4,247)	–		(71,061)	–		(71,061)
年內溢利(虧損)	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	68,422		1,216,253	45,771		1,262,024
下列人士應佔：												
母公司股本持有人	323,490	–	323,490	(54,259)	9,497	(44,762)	68,422		347,150	45,771		392,921
少數股東權益	851,748	–	851,748	(4,292)	21,647	17,355	–		869,103	–		869,103
	1,175,238	–	1,175,238	(58,551)	31,144	(27,407)	68,422		1,216,253	45,771		1,262,024
每股盈利												
基本	1.63港元										*(24)*	1.51港元
攤薄	1.56港元										*(24)*	1.51港元

(I) 經擴大錦興集團之未經審核備考資產負債表 *(續)*

(B) 根據方案二 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團於二零零五年十二月三十一日	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團於二零零五年十二月三十一日	有關中策集團重組之備考調整	群龍集團經備考調整後	有關群龍收購建議之備考調整	附註	部份出售前之備考經擴大錦興集團	有關部份出售之備考調整	附註	備考經擴大錦興集團
	千港元	千港元 附註1	千港元	千港元	千港元 附註2	千港元	千港元		千港元	千港元		千港元
資本及儲備												
股本	2,261	–	2,261	10,777	–	10,777	(10,777)	*(14)*	2,261	–		2,261
儲備	2,280,791	–	2,280,791	(902,023)	2,015,372	1,113,349	(1,049,307)	*(15)&(16)*	2,344,833	(4,767)	*(12)*	2,340,066
母公司股本持有人應佔	2,283,052	–	2,283,052	(891,246)	2,015,372	1,124,126	(1,060,084)		2,347,094	(4,767)		2,342,327
少數股東權益	1,283,156	–	1,283,156	316,003	–	316,003	–		1,599,159	–		1,599,159
	3,566,208	–	3,566,208	(575,243)	2,015,372	1,440,129	(1,060,084)		3,946,253	(4,767)		3,941,486

(II) 經擴大錦興集團之未經審核備考收益表

(A) 根據方案一

以下為經擴大錦興集團之未經審核備考收益表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案一、部份出售，以及Memorex出售事項已於二零零四年四月一日（錦興集團財政期間之開始）完成。經擴大錦興集團之未經審核備考收益表乃根據錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料（以本文件附錄二所載截至二零零五年三月三十一日止年度之經審核綜合收益表為基準，並就Memorex出售事項作出備考調整）及本文件附錄三所載群龍集團截至二零零五年十二月三十一日止年度經審核綜合收益表（摘錄自群龍集團之財務資料）編製，並已就撥回因群龍集團於截至二零零五年十二月三十一日止年度採納香港財務報告準則（「香港財務報告準則」）以符合錦興集團之會計政策而於由二零零五年一月一日開始之財政期間作出調整（「撥回調整」），亦已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考收益表乃僅供説明用途，且基於其性質，故並不代表經擴大錦興集團於截至二零零五年三月三十一日止年度及任何以後財政期間之真實業績。

(I) 經擴大錦興集團之未經審核備考資產負債表（續）

(B) 根據方案二（續）

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團於二零零五年十二月三十一日	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團於二零零五年十二月三十一日	有關中策集團重組之備考調整	群龍集團經備考調整後	有關群龍收購建議之備考調整		部份出售前之備考經擴大錦興集團	有關部份出售之備考調整		備考經擴大錦興集團
	千港元	千港元 附註1	千港元	千港元	千港元 附註2	千港元	千港元	附註	千港元	千港元	附註	千港元
非流動資產												
物業、機器及設備	41,738	—	41,738	109,811	—	109,811	—		151,549	—		151,549
無形資產	623	—	623	9,123	—	9,123	56,961	(13)	66,707	—		66,707
附屬公司權益	—	—	—	—	—	—	—	(3)	—	—		—
聯營公司權益	637,783	(330,043)	307,740	558,738	—	558,738	(12,187)	(15)	854,291	(59,069)	(9) & (10)	795,222
一間聯營公司權益－群龍集團	—	330,043	330,043	—	—	—	(330,043)	(4)	—	—		—
可供出售之投資	678,399	—	678,399	—	—	—	—		678,399	28,247	(10)	706,646
按公平值列賬並在損益表內處理之證券投資	—	—	—	71,347	—	71,347	—		71,347	—		71,347
收購長期投資之按金	190,175	—	190,175	—	—	—	—		190,175	—		190,175
應收買方款項	195,441	—	195,441	—	—	—	—		195,441	—		195,441
收購物業權益所支付按金	—	—	—	55,716	—	55,716	—		55,716	—		55,716
	1,744,159	—	1,744,159	804,735	—	804,735	(285,269)		2,263,625	(30,822)		2,232,803
流動資產												
其他資產	—	—	—	229,288	—	229,288	—		229,288	—		229,288
存貨	6,968	—	6,968	102	—	102	—		7,070	—		7,070
貿易及其他應收款項	104,045	—	104,045	40,672	—	40,672	362,139	(5)	506,856	7,816	(11)	514,672
應收貸款及利息 －一年內到期	—	—	—	448,961	(86,822)	362,139	(362,139)	(5)	—	—		—
持作買賣投資	128,894	—	128,894	—	—	—	—		128,894	—		128,894
應收短期貸款	171,979	—	171,979	—	—	—	—		171,979	—		171,979
應收有關連公司之短期貸款	186,019	—	186,019	—	—	—	—		186,019	—		186,019
應收孖展貸款	24,682	—	24,682	—	—	—	—		24,682	—		24,682
應收聯營公司款項	5,260	—	5,260	151,206	—	151,206	—		156,466	—		156,466
應收前同系附屬公司款項	—	—	—	721,091	(721,091)	—	—		—	—		—
已抵押銀行存款	20,591	—	20,591	—	—	—	—		20,591	—		20,591
銀行結存及現金	2,123,202	—	2,123,202	103,494	—	103,494	—		2,226,696	15,639	(11)	2,242,335
	2,771,640	—	2,771,640	1,694,814	(807,913)	886,901	—		3,658,541	23,455		3,681,996
流動負債												
貿易及其他應付款項	(274,566)	—	(274,566)	(17,475)	—	(17,475)	(583)	(5)	(292,624)	2,600	(11)	(290,024)
應付款項－一年內到期	—	—	—	(583)	—	(583)	583	(5)	—	—		—
應付孖展貸款	(152)	—	(152)	—	—	—	—		(152)	—		(152)
應付股息	(9,046)	—	(9,046)	—	—	—	—		(9,046)	—		(9,046)
應付一間聯營公司款項	(2,026)	—	(2,026)	(286)	—	(286)	—		(2,312)	—		(2,312)
應付稅項	(35,889)	—	(35,889)	(12,257)	—	(12,257)	—		(48,146)	—		(48,146)
應付前同系附屬公司款項	—	—	—	(3,023,016)	3,023,016	—	—		—	—		—
應付關連人士款項	—	—	—	—	(199,731)	(199,731)	—		(199,731)	—		(199,731)
借款－一年內到期	(593,790)	—	(593,790)	—	—	—	—		(593,790)	—		(593,790)
銀行透支	(26,663)	—	(26,663)	—	—	—	—		(26,663)	—		(26,663)
	(942,132)	—	(942,132)	(3,053,617)	2,823,285	(230,332)	—		(1,172,464)	2,600		(1,169,864)
流動資產（負債）淨值	1,829,508	—	1,829,508	(1,358,803)	2,015,372	656,569	—		2,486,077	26,055		2,512,132
總資產減流動負債	3,573,667	—	3,573,667	(554,068)	2,015,372	1,461,304	(285,269)		4,749,702	(4,767)		4,744,935
非流動負債												
借款－一年後到期	(7,258)	—	(7,258)	—	—	—	—		(7,258)	—		(7,258)
可換股貸款票據	—	—	—	—	—	—	(774,815)	(16)	(774,815)	—		(774,815)
遞延稅項負債	(201)	—	(201)	(21,175)	—	(21,175)	—		(21,376)	—		(21,376)
	(7,459)	—	(7,459)	(21,175)	—	(21,175)	(774,815)		(803,449)	—		(803,449)
資產（負債）淨值	3,566,208	—	3,566,208	(575,243)	2,015,372	1,440,129	(1,060,084)		3,946,253	(4,767)		3,941,486

(I) 經擴大錦興集團之未經審核備考資產負債表 *(續)*

(A) 根據方案一 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團於二零零五年十二月三十一日	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團於二零零五年十二月三十一日	有關中策集團重組之備考調整	群龍集團經備考調整後	有關群龍收購建議之備考調整		部份出售前之備考經擴大錦興集團	有關部份出售之備考調整		備考經擴大錦興集團
	千港元	*千港元* *附註1*	*千港元*	*千港元*	*千港元* *附註2*	*千港元*	*千港元*	*附註*	*千港元*	*千港元*	*附註*	*千港元*
資本及儲備												
股本	2,261	–	2,261	10,777	–	10,777	(10,154)	*(7)*	2,884	–		2,884
儲備	2,280,791	–	2,280,791	(902,023)	2,015,372	1,113,349	(453,298)	*(8)*	2,940,842	(4,767)	*(12)*	2,936,075
母公司股本持有人應佔	2,283,052	–	2,283,052	(891,246)	2,015,372	1,124,126	(463,452)		2,943,726	(4,767)		2,938,959
少數股東權益	1,283,156	–	1,283,156	316,003	–	316,003	–		1,599,159	–		1,599,159
	3,566,208	–	3,566,208	(575,243)	2,015,372	1,440,129	(463,452)		4,542,885	(4,767)		4,538,118

(B) 根據方案二

以下為經擴大錦興集團之未經審核備考資產負債表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案二、部份出售，以及Memorex出售事項已於二零零五年十二月三十一日完成。經擴大錦興集團之未經審核備考資產負債表乃根據摘錄自錦興於二零零六年四月十日之通函內所載備考餘下錦興集團財務資料(以本文件附錄二所載於二零零五年十二月三十一日之就Memorex出售事項經審核綜合財務報表為基準，並就Memorex出售事項作出備考調整)及本文件附錄三所載群龍集團於二零零五年十二月三十一日經審核綜合資產負債表(摘錄自群龍集團之財務資料)編製，並已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考資產負債表乃僅供説明用途，且基於其性質，故並不代表經擴大錦興集團於二零零五年十二月三十一日或任何未來日期之真實財務狀況。

(I) 經擴大錦興集團之未經審核備考資產負債表 *(續)*

(A) 根據方案一 *(續)*

	(A)	(B)	(C) = (A) + (B)	(D)	(E)	(F) = (D) + (E)	(G)		(H) = (C) + (F) + (G)	(I)		(J) = (H) + (I)
	備考餘下錦興集團於二零零五年十二月三十一日	有關群龍股份實物分派之備考調整	錦興集團經備考調整後	群龍集團於二零零五年十二月三十一日	有關中策集團重組之備考調整	群龍集團經備考調整後	有關群龍收購建議之備考調整	附註	部份出售前之備考經擴大錦興集團	有關部份出售之備考調整	附註	備考經擴大錦興集團
	千港元	*千港元* *附註1*	*千港元*	*千港元*	*千港元* *附註2*	*千港元*	*千港元*		*千港元*	*千港元*		*千港元*
非流動資產												
物業、機器及設備	41,738	—	41,738	109,811	—	109,811	—		151,549	—		151,549
無形資產	623	—	623	9,123	—	9,123	(9,123)	*(8)*	623	—		623
附屬公司權益	—	—	—	—	—	—	—	*(3)*	—	—		—
聯營公司權益	637,783	(330,043)	307,740	558,738	—	558,738	(12,187)	*(8)*	854,291	(59,069)	*(9) & (10)*	795,222
一間聯營公司權益－群龍集團	—	330,043	330,043	—	—	—	(330,043)	*(4)*	—	—		—
可供出售之投資	678,399	—	678,399	—	—	—	—		678,399	28,247	*(10)*	706,646
按公平值列賬並在損益表內處理之證券投資	—	—	—	71,347	—	71,347	—		71,347	—		71,397
收購長期投資之按金	190,175	—	190,175	—	—	—	—		190,175	—		190,175
應收買方款項	195,441	—	195,441	—	—	—	—		195,441	—		195,441
收購物業權益所支付按金	—	—	—	55,716	—	55,716	—		55,716	—		55,716
	1,744,159	—	1,744,159	804,735	—	804,735	(351,353)		2,197,541	(30,822)		2,166,719
流動資產												
其他資產	—	—	—	229,288	—	229,288	—		229,288	—		229,288
存貨	6,968	—	6,968	102	—	102	—		7,070	—		7,070
貿易及其他應收款項	104,045	—	104,045	40,672	—	40,672	362,139	*(5)*	506,856	7,816	*(11)*	514,672
應收貸款及利息－一年內到期	—	—	—	448,961	(86,822)	362,139	(362,139)	*(5)*	—	—		—
持作買賣投資	128,894	—	128,894	—	—	—	—		128,894	—		128,894
應收短期貸款	171,979	—	171,979	—	—	—	—		171,979	—		171,979
應收有關連公司之短期貸款	186,019	—	186,019	—	—	—	—		186,019	—		186,019
應收孖展貸款	24,682	—	24,682	—	—	—	—		24,682	—		24,682
應收聯營公司款項	5,260	—	5,260	151,206	—	151,206	—		156,466	—		156,466
應收前同系附屬公司款項	—	—	—	721,091	(721,091)	—	—		—	—		—
已抵押銀行存款	20,591	—	20,591	—	—	—	—		20,591	—		20,591
銀行結存及現金	2,123,202	—	2,123,202	103,494	—	103,494	(112,099)	*(6)*	2,114,597	15,639	*(11)*	2,130,236
	2,771,640	—	2,771,640	1,694,814	(807,913)	886,901	(112,099)		3,546,442	23,455		3,569,897
流動負債												
貿易及其他應付款項	(274,566)	—	(274,566)	(17,475)	—	(17,475)	(583)	*(5)*	(292,624)	2,600	*(11)*	(290,024)
應付款項－一年內到期	—	—	—	(583)	—	(583)	583	*(5)*	—	—		—
應付孖展貸款	(152)	—	(152)	—	—	—	—		(152)	—		(152)
應付股息	(9,046)	—	(9,046)	—	—	—	—		(9,046)	—		(9,046)
應付一間聯營公司款項	(2,026)	—	(2,026)	(286)	—	(286)	—		(2,312)	—		(2,312)
應付稅項	(35,889)	—	(35,889)	(12,257)	—	(12,257)	—		(48,146)	—		(48,146)
應付前同系附屬公司款項	—	—	—	(3,023,016)	3,023,016	—	—		—	—		—
應付關連人士款項	—	—	—	—	(199,731)	(199,731)	—		(199,731)	—		(199,731)
借款－一年內到期	(593,790)	—	(593,790)	—	—	—	—		(593,790)	—		(593,790)
銀行透支	(26,663)	—	(26,663)	—	—	—	—		(26,663)	—		(26,663)
	(942,132)	—	(942,132)	(3,053,617)	2,823,285	(230,332)	—		(1,172,464)	2,600		(1,169,864)
流動資產(負債)淨值	1,829,508	—	1,829,508	(1,358,803)	2,015,372	656,569	(112,099)		2,373,978	26,055		2,400,033
總資產減流動負債	3,573,667	—	3,573,667	(554,068)	2,015,372	1,461,304	(463,452)		4,571,519	(4,767)		4,566,752
非流動負債												
借款－一年後到期	(7,258)	—	(7,258)	—	—	—	—		(7,258)	—		(7,258)
遞延稅項負債	(201)	—	(201)	(21,175)	—	(21,175)	—		(21,376)	—		(21,376)
	(7,459)	—	(7,459)	(21,175)	—	(21,175)	—		(28,634)	—		(28,634)
資產(負債)淨值	3,566,208	—	3,566,208	(575,243)	2,015,372	1,440,129	(463,452)		4,542,885	(4,767)		4,538,118

下文載列錦興集團之未經審核備考財務資料，以顯示全面接納群龍收購建議對錦興之資產、負債、溢利及業務之影響：

(I) 經擴大錦興集團之未經審核備考資產負債表

(A) 根據方案一

以下為經擴大錦興集團之未經審核備考資產負債表，乃假設中策進行之群龍股份實物分派及中策集團重組已完成，除錦興集團外之所有群龍集團股東已選擇群龍收購建議之方案一、出售錦興出售股份予要約人(「部份出售」)，以及有關出售Memorex業務之非常重大出售交易(「Memorex出售事項」)已於二零零五年十二月三十一日完成。經擴大錦興集團之未經審核備考資產負債表乃根據摘錄自錦興於二零零六年四月十日就Memorex出售事項之通函內所載錦興集團之未經審核備考財務資料(「備考餘下錦興集團財務資料」)(以本文件附錄二所載於二零零五年十二月三十一日之經審核綜合財務報表為基準，並就Memorex出售事項作出備考調整)及本文件附錄三所載群龍集團於二零零五年十二月三十一日經審核綜合資產負債表(摘錄自群龍集團之財務資料)編製，並已就群龍股份實物分派、中策集團重組、群龍收購建議及部份出售作出相關備考調整。

編製本未經審核備考資產負債表乃僅供說明用途，且基於其性質，故並不代表經擴大錦興集團於二零零五年十二月三十一日或任何未來日期之真實財務狀況。

II.　可供分派儲備

群龍於二零零五年三月一日註冊成立，因此，於二零零五年十二月三十一日，群龍並無可供分派予股東之儲備。

III.　結算日後財務報表

群龍集團、群龍或其任何附屬公司並無就二零零五年十二月三十一日後之任何期間編製經審核財務報表。

此致

錦興集團有限公司
群龍投資有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港
執業會計師
謹啟

二零零六年五月二十六日

42. 退休福利計劃

群龍集團／中策為全體香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與群龍集團之資產分開持有，存放於獨立受託人控制之基金。群龍集團及其僱員各向計劃供款相關薪金成本之5%。

在收益表扣除有關強積金計劃之退休福利計劃供款乃群龍集團按計劃規則指定之比率應向計劃作出之供款。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助退休金計劃。合資公司須以僱員工資總額之若干百分比向退休金計劃供款，作為有關福利之資金。群龍集團須就退休金計劃承擔之唯一責任為根據該計劃進作出供款。應向退休金計劃作出之供款額乃在收益表扣除。

於各結算日，並無重大被放棄供款因僱員在未可全數獲得群龍集團之供款前退出該等計劃而產生，及可用以減低群龍集團於未來數年應付之供款。

41. **關連人士交易** *(續)*

公司名稱	交易性質	附註	截至十二月三十一日止年度 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
香港永安旅遊有限公司	群龍集團已付及應付訂購機票及旅遊服務開支	(c)	73	260	—
	群龍集團銷售貨品		209	—	—
Apex	群龍集團已收及應收之貸款利息收入	(e)	248	3,280	2,931
Chief Altantic Profits Limited	群龍集團已收及應收之貸款利息收入	(g)	306	303	—

附註：

(a) 中策董事周美華女士(「周女士」)於截至二零零四年十二月三十一日止年度不再為Lucklong董事。劉高原先生(周女士之前任替任董事)為中策主要股東之董事及Lucklong董事。

(b) 錦興磁訊有限公司、保華集團管理有限公司、保華機電有限公司、旋高有限公司及Gunnell Properties Limited、保華裝飾有限公司為中策主要股東之全資附屬公司。

(c) Millennium Target Holdings Limited及香港永安旅遊有限公司為永安之全資附屬公司。

(d) 永安及中國高速為群龍集團之聯營公司。

(e) Apex於截至二零零四年十二月三十一日止年度不再為群龍集團之聯營公司。

(f) Rosedale Park Limited為Apex之全資附屬公司。

(g) Chief Altantic Profits Limited為盈大地產之全資附屬公司，而盈大地產已於截至二零零四年十二月三十一日止年度不再為群龍集團之聯營公司。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註21、22及32。

中策董事認為，上述交易乃在日常業務交易過程中進行，條款由群龍集團及關連人士互相議定。

41. 關連人士交易

於有關期間內，群龍集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	截至十二月三十一日止年度 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
Lucklong	群龍集團已收及應收之貸款利息收入	(a)	5,984	—	—
錦興磁訊有限公司	群龍集團銷售貨品	(b)	63	—	—
保華集團管理有限公司（前稱「保華德祥管理有限公司」）	群龍集團已付及應付之貸款利息	(b)	1,193	—	—
	群龍集團銷售貨品		687	3	—
保華機電有限公司（前稱「保華德祥機電有限公司」）	群龍集團已付及應付之維修保養費	(b)	58	42	—
	群龍集團已付及應付之項目管理費		872	—	—
	群龍集團已付及應付之機電服務費		7	—	—
旋高有限公司及 Gunnell Properties Limited	群龍集團已付及應付之租金支出	(b)	554	553	138
保華裝飾有限公司（前稱「保華德祥裝飾有限公司」）	群龍集團已付及應付之項目管理費	(b)	15	—	—
Millennium Target Holdings Limited	群龍集團已收及應收之貸款利息收入	(c)	31	—	—
永安	群龍集團已收及應收之貸款利息收入	(d)	2,198	1,466	3,175
中國高速	群龍集團已收及應收之貸款利息收入	(d)	3,249	—	—
Rosedale Park Limited	群龍集團銷售貨品	(f)	11	—	—
	群龍集團已付及應付之酒店開支		14	—	—

39. 經營租約承擔

承租人

群龍集團於截至二零零三年、二零零四年及二零零五年十二月三十一日止年度根據有關辦公室物業之經營租約須支付之最低租約付款分別約為25,707,000港元、7,460,000港元及零。

於結算日，群龍集團根據不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
一年內	15,639	—	—
第二至第五年(包括首尾兩年)	16,930	—	—
	32,569	—	—

租約平均以一年為期進行磋商，租金平均以一年為期予以釐定。

40. 資產抵押

群龍集團於二零零四年及二零零五年十二月三十一日概無抵押任何資產。

於二零零三年十二月三十一日：

(a) 群龍集團應佔資產淨值約83,622,000港元之聯營公司權益已作抵押，作為群龍集團聯營公司所獲之備用信貸額之擔保。

(b) 賬面值為29,046,000港元之證券投資已作抵押，作為群龍集團所獲之備用信貸額及銀行信貸額之擔保。

群龍集團已動用3,000港元之保證金備用貸款，乃以銀行貸款及其他借貸列賬。

37. 主要非現金交易

於截至二零零三年十二月三十一日止年度內，主要非現金交易為有關物業、廠房及設備之融資租約安排於訂立租約時之資本值約168,000港元。

於截至二零零四年十二月三十一日止年度內，主要非現金交易如下：

(a) 就收購物業權益支付之按金增加約46,686,000港元，此乃自應收聯營公司貸款轉撥。

(b) 因出售於聯營公司之權益，導致證券投資增加約43,588,000港元。

(c) 應收聯營公司貸款70,200,000港元已按聯營公司發行可換股票據之方式償還，並已計入於聯營公司之權益中。

(d) 就收購附屬公司支付之按金增加40,000,000港元，此乃應收款項之還款。

於截至二零零五年十二月三十一日止年度，主要非現金交易為應付前股東之款項50,000,000港元已透過指讓應收外部人士之貸款及利息而償還。

38. 承擔

於結算日，群龍集團之資本承擔如下：

		於十二月三十一日	
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
已訂約惟未在財務報表中就下列事項作出撥備：			
(i) 收購物業權益 *(附註)*	—	377,516	—
(ii) 其他資產	91,489	91,981	93,301
(iii) 收購附屬公司 *(附註18)*	—	10,000	—
	91,489	479,497	93,301

附註：

群龍集團於二零零四年訂立一項有條件協議，按人民幣450,000,000元之代價收購位於中國上海之香樟花園物業權益，其中人民幣58,000,000元之按金已於二零零五年十二月三十一日支付，群龍集團已於二零零五年就此展開法律訴訟，以要求物業賣方履行協議項下之責任。經向法律顧問諮詢及考慮若干因素後，群龍集團目前決定行使其酌情權繼續收購該等物業。

36.　購入附屬公司 *(續)*

截至二零零三年及二零零四年十二月三十一日止年度

	截至十二月三十一日止年度	
	二零零三年	二零零四年
	千港元	*千港元*
已購入資產淨值：		
應付賬款、其他應付款項及應計費用	(12)	—
少數股東權益	410	—
	398	—
收購產生之商譽	387	—
	785	—
支付方式：		
現金	785	—
有關購入附屬公司之現金及現金等額之現金流出淨額之分析		
已付現金代價	(785)	—
有關購入附屬公司之現金及現金等額之現金外流淨額	(785)	—

收購產生之商譽於在於新市場分銷群龍集團產品之預期盈利能力。

東莞市江海及廣州耀陽於收購日期至二零零五年十二月三十一日期間，為群龍集團之營業額帶來5,298,000港元之貢獻，並為本集團之税前虧損帶來3,735,000港元之虧損。

36. 購入附屬公司

截至二零零五年十二月三十一日止年度

於二零零五年六月三十日，群龍集團分別收購東莞市江海及廣州耀陽已發行股本之88%及100%，總現金代價為50,000,000港元。此兩家新收購附屬公司乃於中國註冊成立，從事採砂業務。該等交易以會計購買方法入賬。董事認為，假設收購於二零零五年一月一日已經生效而披露截至二零零五年六月三十日止六個月之收入及業績並不可行，蓋因賣方並無提供有關資料。

	截至二零零五年十二月三十一日止年度		
	被收購公司於合併前之賬面值	公平值調整	公平值
	千港元	千港元	千港元
已購入資產淨值：			
物業、廠房及設備	50,165	63,019	113,184
存貨	6	—	6
應收貿易賬款	75	—	75
其他應收款項、按金及預付款項	647	—	647
銀行結餘及現金	349	—	349
應付賬款、其他應付款項及應計開支	(244)	—	(244)
應付前股東款項	(49,770)	—	(49,770)
遞延稅項負債	—	(20,796)	(20,796)
	1,228	42,223	43,451
少數股東權益	(48)	(2,526)	(2,574)
	1,180	39,697	40,877
收購產生之商譽			9,123
			50,000
支付方式：			
— 現金			10,000
— 為收購附屬公司已於二零零四年支付之按金			40,000
			50,000
收購產生之現金流出淨額			
已付現金代價			(10,000)
所收購現金及現金等額			349
			(9,651)

35. 出售附屬公司權益 *(續)*

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
支付方式：			
現金	223,792	35,500	—
計入應收款項之承付票	—	6,500	—
	223,792	42,000	—
有關出售附屬公司之現金及現金等額(外流)流入淨額分析：			
已收取之現金代價	223,792	35,500	—
已出售之銀行結餘及現金	(282,356)	(22,176)	—
現金及現金等額(外流)流入淨額	(58,564)	13,324	—

於有關期間出售之附屬公司為群龍集團營業額及群龍集團税前虧損帶來之貢獻之概約數額如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
為群龍集團營業額帶來之貢獻	2,653,540	92,262	—
為群龍集團税前虧損帶來之(虧損)溢利	(90,362)	6,778	—

35. 出售附屬公司權益

截至二零零三年十二月三十一日止年度

群龍集團以總代價約206,000,000港元出售其於銀川中策(長城)橡膠有限公司之51%權益、於杭州中策橡膠有限公司(群龍集團擁有51%權益之附屬公司)之25%權益及於Pacific Wins Development Ltd.之50%權益。

截至二零零四年十二月三十一日止年度

群龍集團以代價42,000,000港元出售其於Tung Fong Hung Investment Limited之全部權益。

於截至二零零三年及二零零四年十二月三十一日止年度出售之附屬公司之資產及負債詳情如下：

	截至十二月三十一日止年度	
	二零零三年	二零零四年
	千港元	千港元
已出售資產淨值：		
物業、廠房及設備	901,368	34,924
遞延税項資產	14,224	—
於聯營公司之權益	103,064	14,808
應收聯營公司款項	81,551	—
證券投資	5,216	—
存貨	737,767	49,319
應收貿易賬款	530,528	12,112
其他應收款項、按金及預付款項	207,315	8,436
已抵押銀行存款	70,098	—
銀行結餘及現金	282,356	22,176
應付賬款、其他應付款項及應計費用	(757,379)	(43,316)
應繳所得税及其他應繳税項	(34,335)	(30)
銀行貸款及其他借貸	(1,274,058)	(60,197)
融資租約債項	—	(149)
少數股東權益	(481,183)	—
	386,532	38,083
減：權益以於聯營公司權益形式保留	(178,053)	—
	208,479	38,083
已變現商譽	6,852	9,170
已變現匯兑儲備	(3,848)	13
	211,483	47,266
出售之收益(虧損)	12,309	(5,266)
	223,792	42,000

33. 銀行貸款及其他借貸（續）

附註：

(a)

	最低租約付款			最低租約付款之現值		
	於十二月三十一日			於十二月三十一日		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
根據融資租約應付金額：						
一年內	31	–	–	20	–	–
第二至第五年（包括首尾兩年）	147	–	–	131	–	–
	178	–	–	151	–	–
減：未來融資費用	(27)	–	–	–	–	–
租約債項現值	151	–	–	151	–	–
減：一年內到期之金額				(22)	–	–
一年後到期之金額				129	–	–

租約平均為期五年。截至二零零三年十二月三十一日止年度，平均實質借貸利率為6.7厘。息率於訂立合同日期釐定。所有租約按固定還款年期訂立，且並無訂立有關或然租賃付款之安排。

群龍集團之債項以出租人在租賃資產設立之押記作抵押。

(b) 於二零零三年十二月三十一日，該款項為有抵押、按每年八厘至十二厘不等之現行市場利率計息，並已於二零零四年度內全數償還。

34. 股本

為編製合併資產負債表，於二零零三年、二零零四年及二零零五年十二月三十一日之股本結餘各指現組成群龍集團之公司之股本。

33. 銀行貸款及其他借貸

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
銀行貸款	12,990	—	—
融資租約債項 *(附註a)*	151	—	—
銀行透支	2	—	—
其他借貸 *(附註b)*	13,000	—	—
	26,143	—	—
有抵押	151	—	—
無抵押	25,992	—	—
	26,143	—	—
須於以下年期償還：			
一年內	26,014	—	—
一至兩年	21	—	—
兩至五年	108	—	—
	26,143	—	—
減：一年內到期並列作流動負債之款項	(26,014)	—	—
一年後到期之款項	129	—	—

銀行透支須於要求時償還。銀行貸款按八厘至十厘不等之現行市場利率計息，並以群龍集團之銀行存款及證券投資作擔保。於截至二零零五年十二月三十一日止三年，並無未動用信貸。

群龍集團之銀行及其他借貸以港元為單位。

於二零零三年十二月三十一日，群龍集團之銀行及其他借貸之公平值與相關賬面值相若。

32. 應付款項 *(續)*

附註：

(a) 應付關連公司之款項詳情如下：

	附註	於十二月三十一日 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
保華集團管理有限公司（前稱「保華德祥管理有限公司」）	*(i)*	450	—	—
旋高有限公司及Gunnell Properties Limited	*(i)*	693	417	556
德祥企業集團有限公司	*(ii)*	744	—	—
保華機電有限公司（前稱「保華德祥機電有限公司」）	*(i)*	1,014	—	—
保華機電工程有限公司（前稱「保華德祥機電工程有限公司」）	*(i)*	280	—	—
		3,181	417	556

附註：

(i) 該等公司為中策主要股東之非全資附屬公司。

(ii) 德祥企業集團有限公司為中策主要股東之股東。

所有款項均為無抵押並按八厘至十厘不等之現行市場利息，及須應要求償還。於截至二零零五年十二月三十一日止三年，群龍集團應付款項之公平值與相關賬面值相若。

除於二零零三年十二月三十一日1,193,000港元之應付款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

(b) 該等款項乃無抵押並按八厘至十厘不等之現行市場利率計息，及須應要求償還。於結算日，群龍集團應付款項之公平值與相關賬面值相若。

於結算日，群龍集團應付款項之公平值與相關賬面值相若。

31. 應付賬款、其他應付款項及應計費用

應付賬款、其他應付款項及應計費用之賬齡分析如下：

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
0至90日	39,468	—	—
91至180日	1,413	—	—
180日以上	622	293	299
	41,503	293	299
加：其他應付款項及應計費用	37,331	25,204	17,176
	78,834	25,497	17,475

群龍集團於截至二零零五年十二月三十一日止年度之應付貿易賬款之賬面值與相關公平值相若。

32. 應付款項

應付款項之詳情如下：

		於十二月三十一日		
		二零零三年	二零零四年	二零零五年
	附註	*千港元*	*千港元*	*千港元*
應付關連公司款項	*(a)*	3,181	417	556
應付第三方款項	*(b)*	27,192	27	27
		30,373	444	583
減：列作流動負債之款項		(29,180)	(444)	(583)
		1,193	—	—

29. 存貨

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
原料	12,146	—	102
在製品	163	—	—
製成品	54,667	—	—
	66,976	—	102

於截至二零零三年及二零零五年十二月三十一日止年度確認為開支之存貨成本分別約為2,459,991,000港元及4,457,000港元。

30. 應收貿易賬款

群龍集團一般給予貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
0至90日	12,011	—	—
91至180日	762	—	—
180日以上	945	—	—
	13,718	—	—

群龍集團於截至二零零五年十二月三十一日止年度之應收貿易賬款之賬面值與相關公平值相若。

26. 應收(應付)前同系附屬公司之款項

於集團重組完成後，中策仍為從事電池產品製造及買賣及證券投資業務之公司之控股公司。應收(應付)前同系附屬公司之款項乃指應收(應付)中策旗下附屬公司之結餘，屬於投資性質。所有款項並無抵押，且屬免息及須於要求時償還。

應收(應付)前同系附屬公司之款項於集團重組完成時轉讓予群龍。

於各結算日，應收前同系附屬公司款項之賬面值與相關公平值相若。

於各結算日，應付前同系附屬公司款項之賬面值與相關公平值相若。

27. 銀行結餘及現金

銀行結餘及現金包括群龍集團持有之現金及原定年期為三個月或以下之短期銀行存款。該等資產之賬面值與相關公平值相若。於截至二零零五年十二月三十一日止三年，款項按2.3厘至4.0厘不等之年利率計息。

群龍集團之銀行結餘及現金一般以澳元、人民幣、港元及美元為單位。於截至二零零五年十二月三十一日止三年之銀行結餘及現金中，澳元款項分別約為9,884,000澳元、8,041,000澳元及8,286,000澳元。

28. 其他資產

此數額指中國國內土地發展項目產生之成本。該項目為珠海市龍山智業產業園之土地發展項目，位於珠海市斗門區龍山發展區，將由集團與珠海市龍山工業區管理委員會共同發展。群龍集團享有項目之獨家發展權及享有權利取得土地以再發展(「其他資產」)。群龍集團亦有權按協定代價將其他資產售予投資者。

於二零零三年、二零零四年及二零零五年十二月三十一日，群龍集團已就取得項目之獨家發展權及部份項目土地發展權分別支付約226,718,000港元、227,167,000港元及229,288,000港元。

於本報告日期，群龍集團已委聘物業代理與潛在投資者磋商，董事考慮於下年出售其他資產，而董事亦不預期出售其他資產將產生其他重大成本。

於各結算日，中策董事已參考獨立估值師普敦國際評估有限公司按公開市值基準所作估值評估其他資產之賬面值，並無發覺於有關期間有減值虧損。

24. 按公平值計入損益表之證券投資／其他投資 *(續)*

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	千港元	千港元
分類為			
流動	1,142	—	—
非流動	26,164	71,959	71,347
	27,306	71,959	71,347

上市證券於結算日之公平值乃按可於相關證券交易所取得之市場買入報價釐定。

於二零零四年十二月三十一日及二零零五年十二月三十一日，香港非上市證券之賬面值包括43,498,000港元之金額，佔Apex Quality Group Limited(「Apex」) 9.77%之權益。Apex於英屬處女群島註冊成立，從事酒店及消閒相關業務。於二零零三年十二月三十一日，Apex為群龍集團擁有22.65%之聯營公司。群龍集團於二零零四年九月完成出售Apex約12.88%之權益後，於截至二零零四年十二月三十一日止年度Apex已不再為群龍集團之聯營公司。非上市股本證券之公平值乃根據按結算日之實際利率折讓之估計未來現金流量現值釐定，與相關賬面值相若。

於各結算日之非上市債務證券賬面值指一間於澳洲註冊成立並從事水果買賣之公司所發行可換股票據。該可換股票據按年率8%計息，並將於二零零八年三月二十九日到期。非上市債務證券之公平值乃根據按結算日之實際利率折讓之估計未來現金流量現值釐定，與相關賬面值相若。

25. 遞延稅項

以下為於有關期間確認之主要遞延稅項資產(負債)及其變動情況：

	呆壞賬及撥備	重估物業、廠房及設備	總額
	千港元	千港元	千港元
於二零零三年一月一日	13,454	—	13,454
計入合併收益表	770	—	770
	14,224	—	14,224
出售附屬公司時變現	(14,224)	—	(14,224)
於二零零三年及二零零四年十二月三十一日	—	—	—
收購附屬公司時產生	—	(20,796)	(20,796)
匯兌差額	—	(379)	(379)
於二零零五年十二月三十一日	—	(21,175)	(21,175)

22. 應收貸款及利息 *(續)*

該等款項為無抵押、免息及須應要求償還。

保華為中策之主要股東，而德祥企業集團有限公司則為保華之股東。

於各結算日，群龍集團之應收貸款及利息之公平值與應收款項之賬面值相若。

23. 其他應收款項、按金及預付款項

於各結算日，其他應收款項、按金及預付款項之賬面值與相關公平值相若。

24. 按公平值計入損益表之證券投資／其他投資

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
股本證券：			
上市	2,761	2,252	3,297
非上市	125	43,623	43,619
	2,886	45,875	46,916
債務證券：			
非上市	24,420	26,084	24,431
總計	27,306	71,959	71,347
總計及列作：			
上市			
香港	835	—	—
其他地方	1,926	2,252	3,297
	2,761	2,252	3,297
非上市	24,545	69,707	68,050
	27,306	71,959	71,347

22. 應收貸款及利息

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
應收貸款及利息			
— 有抵押 *(附註a)*	114,784	120,819	121,223
— 無抵押 *(附註b)*	190,723	558,038	355,709
應收關連公司款項 *(附註c)*	10	—	—
	305,517	678,857	476,932
減：撥備	(53,826)	(109,643)	(27,971)
	251,691	569,214	448,961
減：一年內到期並列作流動資產之款項	(251,691)	(540,931)	(448,961)
一年後到期之款項	—	28,283	—

董事認為一年後到期之應收款賬面值與其公平值相若。

附註：

(a) 有抵押貸款及應收利息中包括分別應收Lucklong Venture Limited(「Lucklong」)之款項。中策董事周美華女士於截至二零零三年十二月三十一日止年度亦為Lucklong董事。於二零零三年、二零零四年及二零零五年十二月三十一日，就應收Lucklong之貸款作出之撥備分別約為24,000,000港元、50,619,000港元及81,222,000港元，此乃參考提供予群龍集團之抵押品之市值而釐訂。若干物業持有公司之股份已抵押予群龍集團，作為應收貸款之抵押品。

(b) 此應收貸款乃按當前市場利率(由八厘至十二厘不等)計息及須於要求時償還。

(c) 應收關連公司款項之詳情如下：

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
保華集團有限公司(「保華」，前稱「保華德祥建築集團有限公司」)	5	—	—
德祥企業集團有限公司	5	—	—
	10	—	—

21. 於聯營公司之權益／應收(應付)聯營公司款項 *(續)*

有關群龍集團之聯營公司之概要財務資料載列如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
營業額	1,680,756	6,519,685	8,382,622
年度(虧損)溢利	(631,017)	(102,198)	133,498
群龍集團應佔年度(虧損)溢利	(175,697)	(37,521)	43,103

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
總資產	4,097,522	5,875,595	7,431,386
總負債	(2,721,716)	(4,049,781)	(5,037,199)
資產淨值	1,375,806	1,825,814	2,394,187

	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
群龍集團所佔資產淨值： 於十二月三十一日	508,110	309,149	523,373
群龍集團所持權益市值	323,245	311,480	317,752

21. 於聯營公司之權益／應收(應付)聯營公司款項(續)

根據建議集團重組，將被群龍收購各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊／成立地點	經營業務之地點	群龍集團間接持有已發行股本／註冊資本面值之比例 %	主要業務
中國高速(集團)有限公司(「中國高速」，前稱珀麗酒店集團有限公司及中國置地集團有限公司)(附註a及b)	百慕達	香港及中國	22.65	中國之物業投資及發展
永安(前稱辰達永安旅遊(控股)有限公司)(附註a及b)	百慕達	香港	27.74	提供旅遊團、旅遊、及其他相關服務之業務
杭州中策橡膠有限公司(「杭州橡膠」)(附註c)	中國	中國	26.0	輪胎製造

附註：

(a) 中國高速及永安之股份於香港聯交所上市。

(b) 該等公司為所屬司法權區註冊成立之有限公司。

(c) 此乃中外合資合營公司。

上表列出董事認為可構成聯營公司所佔業績或資產淨值主要部份之群龍集團聯營公司。董事認為提供其他聯營公司之詳情會令篇幅過份冗長。

21. 於聯營公司之權益／應收(應付)聯營公司款項 *(續)*

附註：(續)

(iii) 根據香港會計師公會頒佈之香港會計準則第39號「金融工具：確認及計量」，永安票據與新永安票據之換股選擇權元素屬於一種嵌入式衍生工具，必須與非上市可換股票據分開入賬，故在初次確認及其後申報日期按公平值計值。此換股選擇權之公平值為認購永安票據及新永安票據之折讓，乃以永安票據及新永安票據之認購日期以及於二零零三年、二零零四年及二零零五年十二月三十一日按柏力克—舒爾斯期權定價模式估計價值。計及截至二零零三年、二零零四年及二零零五年十二月三十一日止年度內已行使之換股選擇權的部份，此換股選擇權之公平值變動之影響分別為零港元、收益76,959,000港元及虧損39,743,000港元，並已於合併收益表確認。

(iv) 應收聯營公司之應收貸款及利息為無抵押、按現行市場利率計息(實際利率由五厘至八厘不等)及須於結算日起計一年後償還。於各結算日，群龍集團應收聯營公司之應收貸款及利息之公平值與相關賬面值相若。

(v) 於二零零四年三月，群龍集團當時持有43.06%之聯營公司盈科大衍地產發展有限公司(「盈大地產」，前稱東方燃氣集團有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市)與電訊盈科有限公司(「電訊盈科」，其股份於香港聯交所上市)訂立多份協議，以向電訊盈科收購若干物業權益，代價約6,557,000,000港元，其支付方式為盈大地產向電訊盈科(或按其指示)發行新股及可換股票據。上述交易於二零零四年五月完成，而群龍集團於盈大地產之權益由43.06%減至2.83%，因此盈大地產不再為群龍集團聯營公司，並錄得視為出售聯營公司之收益約28,510,000港元。群龍集團進一步出售其全部2.83%盈大地產權益，於二零零四年十二月三十一日，群龍集團並無持有盈大地產任何權益。

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
應收聯營公司款項	129	54,373	151,206
應付一間聯營公司款項	—	673	286

於截至二零零三年十二月三十一日止年度，所有應收聯營公司款項為無抵押、免息及須於要求時償還。於截至二零零四年及二零零五年十二月三十一日止年度，款項須於要求時償還，且除為數分別約54,247,000港元及151,073,000港元之應收聯營公司款項按現行市場利率(實際利率由五厘至八厘不等)計息外，其餘所有應收聯營公司款項均為免息。應付一間聯營公司款項為無抵押、免息及須於要求時償還。於各結算日，應付一間聯營公司款項之賬面值與其公平值相若。

21. 於聯營公司之權益／應收(應付)聯營公司款項 *(續)*

附註：

(i) 於二零零四年十二月三十一日前，商譽按直線基準攤銷，而商譽之攤銷期為十年。負商譽分十年撥回作收入。於二零零五年一月一日及之後，概無就商譽攤銷或負商譽撥回作出撥備。

(ii) 非上市可換股票據於二零零三年十二月三十一日之賬面值即於永安旅遊(控股)有限公司(「永安」)所發行可換股票據(「永安票據」)之投資。永安票據按年息二厘計息，並須於二零零四年四月十九日以84,800,000港元連息贖回。永安票據亦賦予其持有人權利，可於永安票據發行日期起至二零零四年四月十九日隨時按每股初步換股價0.032港元(可予調整)將永安票據轉換為永安股份。於有關期間，非上市可換股票據之實際利率為八厘。

於二零零四年一月，群龍集團與永安訂立一項新可換股票據協議。據此，永安發行本金額達155,000,000港元之可換股票據(「新永安票據」)予群龍集團，當中84,800,000港元用作償還永安票據，而70,200,000港元則用作償還永安結欠之應收款項。新永安票據按年息二厘計息，並須於二零零七年六月十四日以155,000,000港元連息贖回。新永安票據賦予持有人權利，可於新永安票據發行日期起至二零零七年六月十四日隨時按每股初步換股價0.020港元(可予調整)轉換為永安股份。

於二零零四年十月及十一月，群龍集團將100,000,000港元之永安可換股票據按換股價每股0.020港元兑換為永安每股面值0.01港元之普通股。部分可換股票據持有人亦將彼等之永安可換股票據按換股價每股0.020港元兑換為永安每股面值0.01港元之普通股。據此，在群龍集團及其他可換股票據持有人將可換股票據兑換為永安每股面值0.01港元之股份後，群龍集團於永安所持權益由約32.21%增至約38.16%。群龍集團亦已出售約7.88%永安權益，代價約45,000,000港元，而群龍集團於永安所持權益已減至約30.28%。

於二零零四年十一月三十日，群龍集團與永安及配售代理再訂立兩份配售及認購協議，據此，配售代理同意代表群龍集團配售6,000,000,000股每股面值0.01港元之永安普通股，每股作價0.028港元；而群龍集團將按每股0.028港元之價格認購最多6,000,000,000股之永安新普通股。配售6,000,000,000股每股面值0.01港元之永安普通股及認購3,660,000,000股每股面值0.01港元之永安新普通股已於二零零四年十二月完成。於二零零四年十二月三十一日，群龍集團於永安之權益減至約19.58%。

群龍集團於二零零五年一月及二月另外認購8,740,000,000股每股面值0.01美元之永安新普通股，使群龍集團之權益增至約21.1%。於二零零五年四月，群龍集團另外收購6,967,700股每股面值0.01港元之永安普通股，並進一步將55,000,000港元之永安可換股票據按換股價每股0.020港元兑換為永安每股面值0.01港元之普通股，以及群龍集團於永安所持權益增至約27.74%。

21. 於聯營公司之權益／應收(應付)聯營公司款項

	於十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
於聯營公司之權益			
所佔資產淨值	537,692	354,201	546,551
商譽 *(附註(i))*			
於年初	91,785	91,785	2,006
於年初之累計攤銷	(1,148)	(10,326)	—
收購聯營公司所產生	—	3,931	10,181
減：於年內撥備之攤銷	(9,178)	(3,059)	—
視為出售聯營公司權益時變現	—	(80,325)	—
於年底	81,459	2,006	12,187
負商譽 *(附註(i))*			
於年初	(123,379)	(123,379)	(69,994)
於年初累計撥回之負商譽	—	12,338	22,936
年內撥回之負商譽	12,338	10,598	—
於二零零五年一月一日將負商譽解除確認並撥至保留溢利	—	—	47,058
出售聯營公司權益時撥回	—	53,385	—
於年底	(111,041)	(47,058)	—
	508,110	309,149	558,738

20. 商譽 *(續)*

有關商譽進行減值測試之詳情披露如下：

於二零零五年十二月三十一日之商譽賬面值乃分別歸因於收購廣州耀陽及東莞市江海之9,123,000港元。廣州耀陽及東莞市江海從事採砂活動之業務分部(「採砂之現金產生單位」)。

於截至二零零五年十二月三十一日止年度，群龍集團管理層釐定群龍集團之商譽並無就該現金產生單位出現減值。

採砂之現金產生單位之可追回金額之基準及有關主要相關假設概述如下：

該單位之可追回金額乃根據使用值計算而釐定。有關計算乃利用基於涵蓋10年、並由管理層批准之財務預算之現金流量預測以及8%之折讓率計算。該現金產生單位於首5年期間之現金流量乃使用固定增長率10%推斷，而其餘年度之現金流量則並無增長率。計算使用值之另一重大假設為預算毛利率，此乃基於單位之過往業績及管理層對市場發展之預期而釐定。管理層相信該等假設之任何合理可能變動將不會導致此現金產生單位之賬面總值高出此現金產生單位之可追回總額。

20. 商譽

	千港元
成本值	
於二零零三年一月一日	33,082
收購附屬公司所產生	387
於二零零三年十二月三十一日	33,469
出售附屬公司	(33,469)
於二零零四年十二月三十一日	—
收購附屬公司所產生	9,123
二零零五年十二月三十一日	9,123
攤銷及減值	
於二零零三年一月一日	2,129
年內撥備	1,628
已確認減值虧損	20,387
於二零零三年十二月三十一日	24,144
年內撥備	155
出售附屬公司時對銷	(24,299)
於二零零四年十二月三十一日及二零零五年十二月三十一日	—
賬面淨值	
於二零零五年十二月三十一日	9,123
於二零零四年十二月三十一日	—
於二零零三年十二月三十一日	9,325

二零零四年三月十九日，群龍集團訂立有條件協議，於二零零三年十二月三十一日後向一第三者出售其於Tung Fong Hung之全部權益。董事已審議上述出售事項之應收代價，並辨識收購Tung Fong Hung時所產生商譽應佔之減值虧損約為20,000,000港元。此數額已於合併收益表內作相應支銷。

於二零零四年十二月三十一日前，商譽按直線基準攤銷，而商譽之攤銷期為十年。

18. 就收購物業權益支付之按金 *(續)*

(b) 群龍集團取得該等物業之業權及向有關當局申請後，該等物業之用途可變為商住；

(c) 收購該等物業以完成基準計算，經考慮二零零五年十二月三十一日該等物業之預計市值後，預計將為群龍集團帶來經濟利益；及鑑於群龍集團目前之財政狀況及群龍集團可自內部產生之資金、向其控股公司及/或財務機構墊款而取得之財務資源，群龍集團符合支付收購及落成該等物業之現金流量要求之能力。

群龍董事認為，按金之賬面值不少於各結算日之可收回款項。

19. 收購附屬公司之按金

於截至二零零四年十二月三十一日止年度，群龍集團與第三方(「賣方」)訂立多項有條件協議，以收購廣州耀陽實業有限公司(「廣州耀陽」)之全部權益及東莞市江海貿易有限公司(「東莞市江海」)之88%權益，所涉及之代價分別約為人民幣27,300,000元(約25,756,000港元)及人民幣25,700,000元(約24,244,000港元)。廣州耀陽及東莞市江海均為於中國註冊成立之公司，主要從事採砂業務。根據有條件協議，其中一項條件為賣方應促使群龍集團向有關政府當局取得一切必要之批文，以按適當程序轉讓廣州耀陽及東莞市江海之所有權。為數人民幣21,200,000元(約20,000,000港元)及人民幣21,200,000元(約20,000,000港元)之按金已於有條件協議訂立時支付。如未能達成有關條件，則群龍集團有權終止該等協議，而賣方亦須向群龍集團退還按金。在截至二零零五年十二月三十一日止年度內，有關條件已經達成，而有關交易亦已完成，詳情見附註36。

18. 就收購物業權益支付之按金 *(續)*

倘上述條件未能於二零零五年六月一日或之前達成，群龍集團須同意給予不少於六十日之順延日期而不得向賣方加收罰款。若上述條件於順延期間內仍未達成，群龍集團有權終止協議，而賣方須向群龍集團退還按金，連同由訂立協議日期起至退還按金當日止期間之應計利息。利息乃按有關之當前市場息率計算。

然而，上述更改該等物業之用途之條件未必能夠於上述期間達成。因此，賣方與群龍集團訂立日期為二零零五年二月三日之另一協議，據此(其中包括)(i)群龍集團將代表賣方向該等物業之主要承建商(「主承建商」)支付人民幣22,000,000元(相等於約20,663,000港元)；及(ii)群龍集團於(i)支付之款項將自該等物業之銷售代價中減免。

此外，群龍集團根據此額外協議已額外墊付人民幣8,000,000元(相等於約7,512,000港元)予賣方，而截至二零零五年十二月三十一日群龍集團支付賣方之總額達人民幣58,000,000元(相等於約55,716,000港元)。

於二零零五年六月，群龍集團開始針對賣方之法律程序，其中包括要求賣方履行根據上述兩份協議之責任及向中國法院申請該等物業之禁制令以禁止該等物業之轉讓(「禁制令」)。群龍集團亦注意到賣方三名有抵押債權人之一及主承建商已申請及獲批禁制令，而彼等連同其他兩名有抵押債權人就該等物業較群龍集團有優先權。

作為申請禁制令之先決條件，群龍集團已發出反擔保人民幣402,000,000元(相等於約377,500,000港元)予某曾代表群龍集團提供相同擔保額予中國法院之中國機構。

群龍集團之董事同時亦與賣方就解決上述事宜進行商討，惟無法保證最終可與賣方解決有關事宜。雖有上述發展，群龍集團董事已徵詢律師並決定繼續收購該等物業，此乃經考慮下述情況：

(a) 群龍集團結清賣方結欠三名有抵押債權人及主承建商之債項時，支付尚未結清代價人民幣392,000,000元(約376,000,000港元)之交易可予繼續，而該等物業之業權可轉讓予群龍集團；

17. 物業、廠房及設備*(續)*

上述物業、廠房及設備以直線基準法折舊，每年折舊率如下：

樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10% - 25%
機器及設備	10% - 20%
汽車	12.5% - 25%
採砂船舶	10%

於二零零三年十二月三十一日，群龍集團之樓宇均於中國以中期土地使用權持有。

汽車與傢俬及裝置於二零零三年十二月三十一日之賬面淨值包括關於根據融資租約持有之資產分別約154,000港元之款項。

18. 就收購物業權益支付之按金

於截至二零零四年十二月三十一日止年度，群龍集團與第三方(「賣方」)訂立一項有條件協議，以收購一塊位於中國上海市之土地(「土地」)及一幢建於土地上樓高24層之樓宇，連同兩層地庫停車場(「樓宇」)(統稱「該等物業」)之物業權益，代價為人民幣450,000,000元(約424,528,000港元)。於訂立有條件協議時已支付人民幣50,000,000元(47,012,000港元)之按金。

根據有條件協議，於收購事項完成前，賣方須(i)取得土地之土地使用權及樓宇之擁有權證明；(ii)取得上海市計劃委員會之批文，當中訂明該等物業之用途由辦公室改為商住用途，及一切就出售土地所產生而應付有關機構(包括上海市國土局)之有關費用已悉數繳付；(iii)與群龍集團議定該等物業之安裝、裝置及傢俬之規格及其他內部裝修事宜；(iv)促使所有於有關發展／工程中受聘之承建商與群龍集團訂立協議，約束各承建商有責任為群龍集團補救該等物業於完成有關發展／工程後可能出現之一切缺陷；及(v)促使國內銀行向群龍集團授出貸款(「貸款」)，以支付餘下之代價。

餘下之代價將於貸款授出及物業之擁有權轉讓至群龍集團後支付。

完成收購事項之其中一項條件為賣方應取得將該等物業之用途由辦公室更改為商住用途之批文。倘賣方未能於協議訂立日期後150日內取得有關批文，群龍集團有權(i)按照現有之條款及條件履行協議；或(ii)以代價人民幣70,000,000元(約65,817,000港元)收購該等物業之第1至第7層、第23層，以及兩層地下停車場。

17. 物業、廠房及設備

	樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	採砂船舶 千港元	在建工程 千港元	總額 千港元
成本值							
於二零零三年一月一日	281,943	58,253	871,103	32,918	—	118,933	1,363,150
幣值重估	(1,301)	682	(3,514)	72	—	(419)	(4,480)
重新分類	138	1,602	—	—	—	(1,740)	—
添置	1,778	5,902	8,368	2,329	—	250,473	268,850
轉撥	29,417	—	127,136	—	—	(156,553)	—
出售	(132)	(4,728)	(27,883)	(1,209)	—	—	(33,952)
出售附屬公司	(307,253)	(30,105)	(973,696)	(31,262)	—	(209,934)	(1,552,250)
於二零零三年十二月三十一日	4,590	31,606	1,514	2,848	—	760	41,318
幣值重估	—	8	—	—	—	—	8
添置	—	828	12	837	—	187	1,864
重新分類	—	205	—	—	—	(205)	—
出售	—	(1,258)	—	—	—	—	(1,258)
出售附屬公司	(4,590)	(31,389)	(1,526)	(3,191)	—	(742)	(41,438)
於二零零四年十二月三十一日	—	—	—	494	—	—	494
幣值重估	—	—	4	—	2,062	—	2,066
添置	—	—	12	319	—	—	331
因收購附屬公司產生	—	—	164	—	113,019	—	113,183
出售	—	—	(124)	—	—	—	(124)
於二零零五年十二月三十一日	—	—	56	813	115,081	—	115,950
折舊、攤銷及減值							
於二零零三年一月一日	112,275	3,448	441,861	21,271	—	45,354	624,209
幣值重估	(485)	724	(1,880)	(65)	—	—	(1,706)
年內撥備	9,115	7,930	38,700	1,831	—	—	57,576
出售後撇除	(5,199)	(4,020)	(14,315)	(419)	—	—	(23,953)
出售附屬公司	(115,328)	(5,356)	(463,927)	(20,917)	—	(45,354)	(650,882)
於二零零三年十二月三十一日	378	2,726	439	1,701	—	—	5,244
年內撥備	24	1,822	44	141	—	—	2,031
出售後撇除	—	(487)	—	—	—	—	(487)
出售附屬公司	(402)	(4,061)	(483)	(1,568)	—	—	(6,514)
於二零零四年十二月三十一日	—	—	—	274	—	—	274
年內撥備	—	—	10	101	5,754	—	5,865
於二零零五年十二月三十一日	—	—	10	375	5,754	—	6,139
賬面淨值							
於二零零五年十二月三十一日	—	—	46	438	109,327	—	109,811
於二零零四年十二月三十一日	—	—	—	220	—	—	220
於二零零三年十二月三十一日	4,212	28,880	1,075	1,147	—	760	36,074

15. 已終止經營業務 *(續)*

截至二零零三年十二月三十一日及二零零四年十二月三十一日止年度，來自輪胎及藥品分部之溢利已計入合併收益表，分析如下：

	二零零三年一月一日至二零零三年十二月三十一日	二零零四年一月一日至二零零四年四月三十日
	千港元	*千港元*
營業額	2,884,493	96,262
銷售成本	(2,520,175)	(60,381)
其他收入	25,264	419
分銷成本	(174,955)	(21,056)
行政支出	(90,187)	(8,467)
融資成本	(34,041)	—
其他支出	(2,445)	—
應佔聯營公司業績	14,190	—
稅前溢利	102,144	6,777
稅項	(10,367)	—
期內溢利	91,777	6,777

銀川中策(長城)橡膠有限公司、杭州中策橡膠有限公司、Pacific Wins Development Ltd.、Tung Fong Hung Investment Limited及其附屬公司於出售日期之資產及負債賬面值披露於附註35。

16. 每股虧損

由於私人公司毋須披露每股虧損之資料，因此並無呈列每股虧損。

15. 已終止經營業務

二零零三年，群龍集團出售其於從事輪胎製造之銀川中策(長城)橡膠有限公司之51%權益、於杭州中策橡膠有限公司之25%權益及於Pacific Wins Development Ltd.之50%權益；輪胎製造業務分部於截至二零零三年十二月三十一日止年度內被視為已終止經營業務。

二零零四年，群龍集團出售其於從事藥品產銷之Tung Fong Hung Investment Limited及其附屬公司之全部權益，藥品產銷業務分部於截至二零零四年十二月三十一日止年度內被視為已終止經營業務。

截至二零零三年十二月三十一日及二零零四年十二月三十一日止年度，來自已終止經營業務之溢利分析如下：

	二零零三年	二零零四年
	千港元	*千港元*
年內輪胎及藥品分部之溢利	91,777	6,777
出售輪胎及藥品分部之收益／(虧損)	12,298	(5,266)
	104,075	1,511

14. 稅項 *(續)*

其他司法權區之稅項乃按相關司法權區之適用稅率計算。根據有關中國法律及法規，若干組成群龍集團之公司由首個獲利年度起獲豁免中國所得稅兩年，其後三年則獲稅項減半(「稅項寬減」)。由於此等公司已於截至二零零三年十二月三十一日止年度內出售，因此並無組成群龍集團之公司享有稅項寬減。

本年度稅項支出可與合併收益表內所列之稅前(虧損)溢利反映如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
稅前(虧損)溢利	(310,310)	96,858	(54,304)
按平均所得稅率計算之稅款 *(附註a)*	(73,113)	18,258	(20,293)
分佔聯營公司業績之稅務影響	—	5,899	10,182
釐定應課稅溢利時不可課稅收入之稅務影響	(27,389)	(50,770)	(31,142)
計稅用不可扣減開支之稅務影響	92,749	29,636	35,373
去年撥備不足	238	—	1,937
未確認可扣稅臨時差額之稅務影響	12,546	1,979	8,410
未確認稅務虧損之稅務影響	—	255	—
動用先前未確認稅務虧損	(4,464)	—	(220)
本年度內的稅務支出	567	5,257	4,247

附註：

(a) 有關期間內平均所得稅率即不同司法權區營運之加權平均所得稅率，計算基準為稅前純利及相關法定稅率之有關款額。

(b) 於二零零三年、二零零四年及二零零五年十二月三十一日，群龍集團有未動用稅務虧損分別約8,364,000港元、9,214,000港元及8,480,000港元可用以抵銷未來溢利。鑑於未來溢利來源之不明朗性，故未有就未使用稅務虧損確認遞延稅項資產。

13. 融資成本

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
以下各項之利息：			
須於五年內悉數償還之銀行借貸	—	482	—
其他借貸及應付款項	55	1,009	—
	55	1,491	—

14. 稅項

	終止經營業務			持續經營業務			合併		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
稅項支出包括：									
其他司法權區之稅項									
一本年度	11,137	—	—	329	1,340	1,010	11,466	1,340	1,010
一過往年度之撥備不足(超額)	—	—	—	238	—	(663)	238	—	(663)
香港利得稅									
一本年度	—	—	—	—	3,917	1,300	—	3,917	1,300
一過往年度之撥備不足	—	—	—	—	—	2,600	—	—	2,600
遞延稅項抵免 *(附註25)*	(770)	—	—	—	—	—	(770)	—	—
群龍集團應佔稅項	10,367	—	—	567	5,257	4,247	10,934	5,257	4,247

香港利得稅乃按截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之估計應課稅溢利之17.5%計算。由於群龍與組成群龍集團之公司在截至二零零三年十二月三十一日止年度內並無應課稅溢利，故並無在該等年度之財務報表作出香港利得稅撥備。

12. 董事及僱員酬金（續）

(b) 僱員酬金

於截至二零零五年十二月三十一日止三個年度各年，五名群龍集團最高薪酬人士包括零名、零名及兩名本公司董事，其薪酬於上文附註12(a)披露。其餘五名、五名及三名人士之薪酬如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
薪金及其他福利	4,732	3,535	1,306
退休福利計劃	—	20	50
花紅	—	—	—
	4,732	3,555	1,356

	僱員人數 截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
零至1,000,000港元	5	5	3

於相關期間，群龍集團並無向五位最高薪酬人士支付酬金作為吸引彼等加入群龍集團或加入時支付之獎金或作為離職補償。

12. 董事及僱員酬金

(a) 董事酬金

董事於有關期間之酬金如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
基本薪酬及津貼	77	117	458
	77	117	458
董事姓名			
陳國強	—	—	—
Yap, Allan	77	117	229
周美華	—	—	—
陳玲	—	—	229
李波	—	—	—
陳國鴻	—	—	—
呂兆泉	—	—	—
	77	117	458

董事酬金乃按猶如群龍集團之董事於相關期間或自各自之委任日期(以較短者為準)內一直獲委任而彼等就群龍集團之董事職務收取酬金而呈列。

於相關期間內，群龍集團並無向任何董事支付酬金以吸引彼等加盟群龍集團或於加盟時之獎金或離職補償。

並無董事於相關期間內放棄酬金。

10. 應收貸款及利息撥備

於二零零三年、二零零四年及二零零五年十二月三十一日，董事檢討群龍集團之應收貸款及利息之賬面值，並於經參考估計未來現金流量按初步確認之實際利率折讓計算後，釐定若干應收貸款及利息之可追回金額低於其賬面值。因此，已於截至二零零三年十二月三十一日、二零零四年十二月三十一日及二零零五年十二月三十一日止年度之收益表分別扣除為數約50,645,000港元、32,419,000港元及31,116,000港元之減值虧損。

11. 稅前(虧損)溢利

	終止經營業務			持續經營業務			合併		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
稅前(虧損)溢利已扣除下列各項：									
員工成本									
－董事酬金 *(附註12(a))*	–	–	–	77	117	458	77	117	458
－其他員工成本 *(附註12(b))*	144,530	11,619	–	525	618	1,306	145,055	12,237	1,306
－退休福利計劃供款 (不包括董事)	26,925	469	–	23	26	50	26,948	495	50
－冗員支出	1,938	–	–	–	–	–	1,938	–	–
總員工成本	173,393	12,088	–	625	761	1,814	174,018	12,849	1,814
核數師酬金									
本年度	725	427	–	3,174	3,286	4,721	3,899	3,713	4,721
過往年度撥備不足	–	392	–	–	–	–	–	392	–
物業、廠房及設備之折舊及攤銷	57,576	2,000	–	–	31	5,865	57,576	2,031	5,865
計算入行政支出之商譽攤銷	1,628	155	–	–	–	–	1,628	155	–

8. 其他收入

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
應收貸款之利息收入	24,579	38,637	24,390
銀行利息收入	3,274	3,197	350
非上市可換股票據利息收入	843	4,297	5,022
匯兑收益淨額	22,352	3,072	—
按公平值計入損益賬之證券投資之公平值變動	—	70	1,208
出售按公平值計入損益賬之證券投資收益	—	2,959	—
上市投資之股息收入	60	—	—
出售物業、廠房及設備之收益	422	—	—
其他	4,349	428	2,652
	55,879	52,660	33,622

9. 其他支出

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
收購附屬公司之商譽之減值虧損 *(附註)*	20,387	—	—
呆壞賬撥備	6,919	1,724	18,575
按公平值計入損益賬之證券投資之公平值變動	8,121	—	—
出售按公平值計算損益賬證券投資之虧損	1,774	—	716
應收聯營公司款項撥備	2,458	4,099	—
匯兑虧損淨額	—	—	3,739
其他	1,123	3,197	—
	40,782	9,020	23,030

附註：

於二零零四年三月十九日，群龍集團訂立有條件協議以於二零零三年十二月三十一日後出售其於Tung Fong Hung Investment Limited（「Tung Fong Hung」）之全部權益予第三方。董事已考慮上述出售之應收代價及Tung Fong Hung之經營虧損並認為收購Tung Fong Hung產生之商譽應佔之減值虧損約為20,000,000港元。有關金額已因此於合併收益表扣除。

7. 分部資料 *(續)*

群龍集團按地區市場劃分之營業額分析如下（當中並無計及貨品及服務之來源地）：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
中國	—	—	5,298
香港	—	—	—
海外	—	—	—
	—	—	5,298

分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值			資本添置		
	於十二月三十一日			截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
中國	752,431	—	118,579	260,872	47,012	113,183
香港	1,638,133	2,371,568	2,126,456	7,978	1,864	331
海外	173,534	165,802	165,656	—	—	—
	2,564,098	2,537,370	2,410,691	268,850	48,876	113,514

7. **分部資料** *(續)*

	證券投資與墊款	**採砂**	**其他**	**合併**
	千港元	*千港元*	*千港元*	*千港元*
於二零零五年十二月三十一日之資產與負債				
資產				
分部資產	440,935	110,716	114,151	665,802
於聯營公司之權益	—	—	558,738	558,738
未分攤總資產				1,275,009
合併總資產				2,499,549
負債				
分部負債	(6,674)	(736)	(18,796)	(26,206)
未分攤企業負債				(3,048,586)
合併總負債				(3,074,792)
截至二零零五年十二月三十一日止年度之其他資料				
資本支出				
一 物業、廠房及設備	331	113,183	—	113,514
一 收購附屬公司之商譽	—	9,123	—	9,123
一 收購聯營公司之商譽	—	—	10,181	10,181
折舊及攤銷	40	5,811	14	5,865
呆壞賬撥備	7,823	—	10,752	18,575
應收貸款及利息之撥備	31,116	—	—	31,116

7. **分部資料** *(續)*

	證券投資與墊款	採砂	其他	合併
	千港元	*千港元* *(附註)*	*千港元*	*千港元*
截至二零零五年十二月三十一日止年度				
(i) **營業額**				
— 對外	—	5,298	—	5,298
(ii) **其他收入**				
— 利息收入	24,395	—	5,367	29,762
— 其他	1,124	2,059	677	3,860
	25,519	2,059	6,044	33,622
業績				
分部業績	(25,528)	1,576	(26,984)	(50,936)
未分攤企業支出				(3,198)
按公平值列賬並在損益表內處理之證券投資	(716)	—	—	(716)
非上市可換股票據之換股選擇權之公平值之變動	—	—	(39,743)	(39,743)
出售附屬公司權益之虧損				(2,814)
所佔聯營公司之業績				43,103
稅前虧損				(54,304)
稅項				(4,247)
年度虧損淨額				(58,551)

*附註：*於本年度，群龍集團以50,000,000港元之現金總代價分別收購東莞市江海已發行股本之88%權益及廣州耀陽已發行本公司股本之全部權益。該兩間新收購附屬公司從事採砂業務。於收購事項完成後，採砂分部將被視作群龍集團之新業務分部。

7.　**分部資料** *(續)*

業務分部 *(續)*

	藥品	證券投資與墊款	其他	合併
	千港元	*千港元*	*千港元*	*千港元*
於二零零四年十二月三十一日之資產與負債				
資產				
分部資產	—	300,009	231,803	531,812
於聯營公司之權益	—	—	309,149	309,149
非上市可換股票據及應收一間聯營公司之貸款	—	—	187,967	187,967
未分攤總資產				1,508,442
合併總資產				2,537,370
負債				
分部負債	—	(580)	(25,590)	(26,170)
未分攤企業負債				(3,073,568)
合併總負債				(3,099,738)
截至二零零四年十二月三十一日止年度之其他資料				
資本支出				
— 物業、廠房及設備	1,370	—	494	1,864
— 收購物業權益支付之按金	—	—	47,012	47,012
折舊及攤銷	2,000	—	31	2,031
貸款及應收利息撥備	—	32,419	—	32,419
呆壞賬撥備	—	—	1,724	1,724
應收聯營公司款項撥備	—	—	4,099	4,099
出售附屬公司權益之虧損	5,266	—	—	5,266

7. 分部資料 *(續)*

業務分部 *(續)*

	終止經營業務	持續經營業務				
	藥品	證券投資與墊款	其他	小計	對銷	合併
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
截至二零零四年十二月三十一日止年度						
(i) **營業額**						
一對外	96,262	—	—	—	—	96,262
一分部間	—	—	1,200	1,200	(1,200)	—
	96,262	—	1,200	1,200	(1,200)	96,262
(ii) **其他收入**						
一利息收入	17	40,622	5,509	46,131	—	46,148
一其他	446	6,529	—	6,529	—	6,975
	463	47,151	5,509	52,660	—	53,123
業績						
分部業績	6,777	20,217	2,758	22,975	—	29,752
未分攤企業支出						(21,606)
融資成本	—	(486)	(1,005)	(1,491)	—	(1,491)
非上市可換股票據之換股選擇權之公平值之變動	—	—	76,959	76,959	—	76,959
出售附屬公司權益之虧損	(5,266)	—	—	—	—	(5,266)
出售聯營公司權益之收益	—	—	57,542	57,542	—	57,542
所佔聯營公司之業績	—	—	(37,521)	(37,521)	—	(37,521)
稅前溢利	1,511			96,858		98,369
稅項	—			(5,257)		(5,257)
年度溢利	1,511			91,601		93,112

分部間銷售乃按群龍集團旗下公司之間所決定及協定之條款收取。

7. 分部資料（續）

業務分部（續）

	輪胎	藥品	證券投資與墊款	其他	合併
	千港元	千港元	千港元	千港元	千港元
於二零零三年十二月三十一日之資產與負債					
資產					
分部資產	—	88,395	1,335,051	70,324	1,493,770
於聯營公司之權益	—	15,416	—	492,694	508,110
非上市可換股票據及應收一間聯營公司之貸款	—	—	—	320,674	320,674
未分攤總資產					241,544
合併總資產					2,564,098
負債					
分部負債	—	(56,505)	(4,110)	(16,232)	(76,847)
未分攤企業負債					(3,102,039)
合併總負債					(3,178,886)
截至二零零三年十二月三十一日止年度之其他資料					
資本支出					
一物業、廠房及設備	260,872	7,978	—	—	268,850
折舊及攤銷	47,750	11,454	—	—	59,204
收購附屬公司之商譽減值虧損	—	—	—	20,387	20,387
應收貸款及利息撥備	—	—	50,645	—	50,645
墊付予聯營公司之應收款項撥備	—	—	12,712	—	12,712
呆壞賬撥備	—	—	—	6,919	6,919
按公平值計入損益賬之證券投資之公平值變動	—	—	8,121	—	8,121
應收聯營公司款項撥備	2,458	—	—	—	2,458
存貨撇銷	—	4	—	—	4
出售證券投資虧損	—	—	1,774	—	1,774

7. 分部資料

業務分部

根據集團重組，從事物業發展、採砂及投資控股將被群龍收購，亦代表群龍集團現時之主要業務分部。就業務分部之呈列而言，除於二零零五年開始經營之採砂業務外，於有關期間，物業開發及投資控股分部均撥歸「其他」分部。

於有關期間內，群龍集團旗下若干從事生產及銷售中西藥產品業務、輪胎業務、消費品、電子產品及重工業之公司，已於出售該等公司所持業務後終止經營。該等終止經營業務詳情如下。

群龍集團按業務分部分析之營業額及經營業績，以及資產與負債分類資料如下：

	終止經營業務			持續經營業務			
	輪胎	藥品	小計	證券投資與墊款	其他	小計	合併
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零三年十二月三十一日止年度							
(i) **營業額**							
一對外	2,635,235	249,258	2,884,493	—	—	—	2,884,493
(ii) **其他收入**							
一利息收入	4,457	49	4,506	25,175	3,521	28,696	33,202
一股息收入	—	—	—	60	—	60	60
一出售物業、廠房及設備之收益	15,573	—	15,573	—	422	422	15,995
一其他	2,248	2,937	5,185	—	26,701	26,701	31,886
	22,278	2,986	25,264	25,235	30,644	55,879	81,143
業績							
分部業績	100,304	(20,184)	80,120	19,548	(18,097)	1,451	81,571
未分攤企業支出							(30,763)
融資成本	(31,689)	(2,352)	(34,041)	(55)	—	(55)	(34,096)
出售附屬公司權益之收益	3,711	8,587	12,298	—	11	11	12,309
視為出售聯營公司之虧損	—	—	—	(36,480)	—	(36,480)	(36,480)
所佔聯營公司之業績	14,188	2	14,190	(202,262)	12,375	(189,887)	(175,697)
墊付予一家聯營公司之應收賬撥備	—	—	—	(12,712)	—	(12,712)	(12,712)
稅前溢利／(虧損)			114,442			(310,310)	(195,868)
稅項			(10,367)			(567)	(10,934)
年度溢利／(虧損)			104,075			(310,877)	(206,802)

5. 財務風險管理目標及政策 *(續)*

貨幣風險

貴公司若干附屬公司有以外幣進行銷售，使群龍集團承受外幣風險。另外，群龍集團若干應收貿易款項、應付貿易款項、銀行結餘及銀行借款以外幣為單位。群龍集團現時並無外幣對沖政策。然而，管理層監察外幣風險，並將於有需要時考慮對沖重大外幣風險。

其他價格風險

群龍集團投資於按公平值計入損益賬之證券投資乃按於各個結算日之公平值計量。因此，群龍集團承受股本證券及債項價格風險。管理層透過持有具有不同風險狀況之投資組合管理有關風險。

資金流動風險

群龍集團之目標為在資金持續性及透過其營運產生資金之靈活性之間保持平衡。董事已審慎考慮現時群龍集團將其資金流動狀況而採取之措施。年內，群龍集團繼續透過營運成本收緊成本監控，從而改善群龍集團付現金流量、盈利能力及營運。董事相信，貴集團有足夠營運資金供其未來營運所需。

6. 營業額

營業額指相關期間內向外界客戶已收及應收之款項淨額扣除銷售稅及商業稅，分析如下：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
貨品銷售，扣除退貨及銷售稅	—	—	5,298

4. 主要不確定估計來源 *(續)*

應收貸款及應收利息減值估算

群龍集團應收貸款及應收利息之減值虧損乃以可收回性評估、賬目之賬齡分析及管理層之判斷進行評估。評估該等應收款項之最終變現情況時須作出不少判斷，包括各借款人或債務人現時之信用水平。倘群龍集團之借款人或債務人財政狀況轉壞，導致彼等之還款能力降低，將可能須作進一步撥備。於二零零三年、二零零四年及二零零五年十二月三十一日，已作出應收貸款及應收利息撥備分別為50,645,000港元、32,419,000港元及31,116,000港元。

5. 財務風險管理目標及政策

群龍集團之主要金融工具包括應收貸款及利息、應收聯營公司款項、應收貿易款項、其他應收款項及訂金、按公平值計入損益賬之證券投資、應付貿易款項、應付款項、應付聯營公司款項、應付關連公司款項，以及銀行及其他借款。該等金融工具之詳情分別載於附註。該等金融工具之相關風險及減低該等風險之政策載於下文。管理層管理及監控有關風險，以確保能適時有效地採取適當措施。

信貸風險

群龍集團就倘交易對手未能履行其於結算日之契約所面對最大信貸風險為綜合資產負債表有關資產負債表各項目及於綜合資產負債表呈列之外各項財務資產所呈列賬面值。為減低信貸風險，群龍集團之管理層已委派隊伍負責釐定信貸限額、信貸批核及其他監管程序，以確保能採取善後工作收回逾期債務。此外，群龍集團於每個結算日審閱各項個別貿易債務之可收回金額，以確保就無法收回之款項作出足夠減值虧損。就此，貴公司之董事認為，群龍集團之信貸風險已大大減少。

流動資金及衍生金融工具之信貸風險有限，此乃因為對手方均為獲國際信貸評級機構評定高信貸評級之銀行。

群龍集團之信貸風險並不明顯集中，所承受之風險分散至多個對手方及客戶。

3. 採納香港財務報告準則（續）

香港會計準則第1號（修訂本）	「資本披露」[1]
香港會計準則第19號（修訂本）	「精算盈虧、集團計劃及披露」[2]
香港會計準則第21號（修訂本）	「海外業務之投資淨額」[2]
香港會計準則第39號（修訂本）	「預測集團內部交易之現金流量對沖會計法」[2]
香港會計準則第39號（修訂本）	「公平值選擇」[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	「財務擔保合約」[2]
香港財務報告準則第6號	「開採及評估礦物資源」[2]
香港財務報告準則第7號	「金融工具：披露」[1]
香港財務報告準則-詮釋第4號	「釐定一項安排是否包含租賃」[2]
香港財務報告準則-詮釋第5號	「清拆、復修及環境重建基金產生之權益中之權利」[2]
香港(IFRIC)－詮釋第6號	「因參與特定市場－廢料電力及電子設備產生之負債」[3]
香港(IFRIC)－詮釋第7號	「應用香港會計準則第29號「嚴重通賬經濟之財務報告」之重列法」[4]
香港(IFRIC)－詮釋第8號	「香港財務報告準則第2號之範圍」[5]
香港(IFRIC)－詮釋第9號	「重估內在衍生工具」[6]

[1] 於二零零七年一月一日或以後開始之年度期間生效。
[2] 於二零零六年一月一日或以後開始之年度期間生效。
[3] 於二零零五年十二月一日或以後開始之年度期間生效。
[4] 於二零零六年三月一日或以後開始之年度期間生效。
[5] 於二零零六年五月一日或以後開始之年度期間生效。
[6] 於二零零六年六月一日或以後開始之年度期間生效。

4. 主要不確定估計來源

於應用群龍集團之會計政策時，管理層根據過往經驗、未來預期及其他資料作出若干估計。可能對已於財務資料確認之金額構成重大影響之主要不確定估計來源披露如下：

商譽減值估算

就釐定商譽有否出現減值而言，須估計經分配商譽之現金產生單位之使用價值。計算使用價值時，群龍集團須估計預期來自該現金產生單位之日後現金流量，並訂出適用折現率以計算現值。倘若實際未來現金流量少於預期，則可能產生重大減值虧損。於截至二零零五年十二月三十一日止三年內，群龍集團管理層釐定商譽並無減值。商譽減值測試詳情載於附註20。

2(c). **主要會計政策** *(續)*

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本年度／期間應課稅盈利計算。應課稅盈利與收益表中所報盈利淨額不同，乃由於前者不包括在其他期間應課稅或可扣稅收入及開支，並且不包括收益表內從未課稅及扣稅之項目。群龍集團之本期稅項負債乃按現行稅率或結算日時實際確立之稅率計算。

遞延稅項為就綜合財務報表資產及負債賬面值及計算應課稅盈利相應稅基差額而預期須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅盈利時提撥。因商譽或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利、亦不影響會計盈利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差異而確認，惟若群龍集團作為母公司可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於沒可能會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於綜合收益表中扣除或計入綜合收益表。惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況(在此情況下遞延稅項亦會於股本權益中處理)除外。

3. **採納香港財務報告準則**

群龍集團並無提早採納以下已頒佈但仍未生效之新準則及詮釋。群龍集團董事預期應用此等準則或詮釋將不會對群龍集團之財務報表構成重大影響；惟香港會計準則第39號(修訂本)—公平值選擇規定群龍集團須將任何過往指定為按公平值計入損益表之金融資產或金融負債解除指定，惟根據該等新訂及經修訂段落不合資格按此獲指定者除外。在一項金融資產或金融負債在解除指定後將按攤銷成本計量，而解除指定日期將視為其初步確認之日期。

2(c). **主要會計政策** *(續)*

金融工具 *(續)*

貸款及應收款項

貸款及應收款項乃並無活躍市場報價之定額或待定付款之非衍生金融工具。於初步確認後每個結算日，貸款及應收款項(包括應收款項、應收貿易賬款、應收聯營公司欠款、應收前同系附屬公司款項)以實際利率法按攤銷成本減任何已識別減值虧損入賬。減值虧損當有客觀證據顯示資產減值時於損益確認，並按資產賬面值與按原訂實際利率折算之估計未來現金流量之現值間的差額計量。倘資產之可收回金額增加客觀地與於確認減值後發生之事件有關，則減值虧損會於隨後會計期間撥回，惟該資產於減值撥回之該日之賬面值不得超過並無確認減值之攤銷成本。

金融負債及股本

群龍集團發行之金融負債及股本工具乃按所訂立合約安排之性質與金融負債及股本工具之定義分類。

股本工具為有證據顯示群龍集團於資產中扣減所有負債後有剩餘資產權益之任何合約。群龍集團之主要金融負債一般為其他金融負債。採納之會計政策載於下文。

其他金融負債

其他金融負債包括應付貿易款項、其他應付款項及應計費用、應付款項、應付聯營公司款項、應付前同系附屬公司款項、銀行貸款及其他借貸，乃其後以實際利率法按攤銷成本計量。

股本工具

本公司發行的股本工具按已收取款項扣減發行直接成本列賬。

2(c). 主要會計政策 *(續)*

金融工具 *(續)*

二零零五年一月一日開始，金融資產及金融負債於群龍集團成為工具合約條文之訂約方時於資產負債表確認。金融資產及金融負債初步按公平值計量。購入或發行金融資產及金融負債(按公平值計入損益之金融資產及金融負債除外)直接歸於應佔之交易成本於初步確認時加入金融資產或金融負債之公平值或自金融資產或金融負債之公平值扣除(按適用情況而定)。購入按公平值計入損益之金融資產或金融負債直接應佔之交易成本即時於溢利或虧損確認。

金融資產

群龍集團之金融資產分類為下列三個類別，包括按公平值計入損益之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售之金融資產乃按交易日基準確認及解除確認。定期購買或出售須按市場規則或慣例設定之時限內交付資產之金融資產購買或出售。所採納之會計政策載於下文。

按公平值計入損益之金融資產

按公平值計入損益之金融資產分為兩分類，包括於初步確認時指定為持作買賣及按公平值計入損益之金融資產。於初步確認後各個結算日，按公平值計入損益之金融資產乃按公平值計量，而公平值變動在其產生之相關期間即時直接在損益反映。

內在衍生工具

若可換股票據之換股權屬於內在衍生工具，則須與可換股票據分開確認，並於首次確認時以及於其後之報告日期按公平值計算。有關換股權之公平值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期估計。非上市可換股票據之換股權公平值之變動乃直接計入損益表。

2(c). **主要會計政策** *(續)*

外幣 *(續)*

就呈列合併財務資料目的而言，群龍集團海外業務之資產及負債均按結算日之匯率換算為本公司之呈列貨幣(即港元)，而其收入及開支項目乃按年內平均匯率換算，除非有關期間內匯率出現重大波幅，於此情況下，將採用交易日期之匯率。所產生匯兑差額(如有)確認為股本權益之獨立部份(匯兑儲備)。有關匯兑差額於該項海外業務出售之相關期間之損益確認。

於二零零五年一月一日或之後收購海外業務產生之所收購可識別資產之商譽及公平值調整，乃列作海外業務資產及負債，並按結算日當時之匯率換算。匯兑差額於匯兑儲備確認。

於二零零五年一月一日之前收購海外業務產生之商譽及公平值調整，乃列作收購人之非貨幣外幣項目處理，並按收購日當時之歷史匯率呈報。

退休福利計劃

向強制性公積金計劃及中央公積金計劃所作供款於到期應付時支銷。

金融工具

於二零零五年一月一日前，證券投資乃按交易日之基準確認及初步按成本計算。

持有至到期日債務證券以外之投資列作投資證券及其他投資。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

2(c). 主要會計政策 *(續)*

租賃

凡根據租約條款，擁有權之絕大部份風險與回報轉歸承租人所有之租約，均列作融資租約。所有其他租約皆列作經營租約。

群龍集團為承租人

根據融資租約持有之資產乃按訂立租約當日之公平值或最低租金現值兩者之較低者，確認為群龍集團之資產。出租人之相應債務乃計入合併資產負債表作融資租賃承擔。租金乃分作財務費用及租約債務之減少，以就債務餘額以固定利率計算利息。財務費用乃直接計入損益表。

經營租約之應付租金以直線法按有關租期計入損益表。作為訂立經營租約之已收利益及應收款項以直線法按有關租期計算為租金費用之減少。

外幣

編製個別集團實體之財務報表時，以該實體功能貨幣以外貨幣(外幣)進行之交易乃按其功能貨幣(即實體主要經營之經濟環境之貨幣)於交易日期當時之匯率記錄。於各結算日，以外幣列值之貨幣項目以結算日之匯率重新換算。按公平值列賬且按外幣列值之非貨幣項目乃按釐定公平值當日匯率重新換算。以過往成本計算之外幣非貨幣項目不予重新換算。

清付貨幣項目及換算貨幣項目所產生之匯兌差額會於產生之有關期間在損益反映。重新換算按公平值列賬之非貨幣項目乃計入有關期間內損益，惟重新換算收益及虧損有關之非現金項目所產生差額會直接於股本權益確認，在此情況下，有關匯兌差額會直接於股本權益確認。

2(c). 主要會計政策（*續*）

物業、廠房及設備

在建工程

在建工程按成本列賬，包括土地成本攤銷、相關建築成本減去累計減值虧損。在建工程均不予折舊，直至有關物業或資產落成及可供使用為止。

其他物業、廠房及設備

物業、廠房及設備（在建工程除外）乃按成本減其後之累計折舊、累計攤銷及累計減值虧損列賬。

各項物業、廠房及設備（發展中物業除外）之折舊以撇銷成本，經考慮其估計剩餘價值後，於其估計可使用年期按直線法計算。

根據融資租賃持有之資產之折舊乃按其估計可使用年期根據自置資產之相同基準或相關租賃之年期兩者之較短者計算。

物業、廠房及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時解除確認。解除確認資產產生之任何收益或虧損（按出售所得款項淨額與該項目賬面值之差額計算）會計入於該項目解除確認年度之綜合損益表。

持有作出售之非流動資產

倘非流動資產及出售組別之帳面值可通過銷售交易（而非通過持續使用）收回，則該項非流動資產將劃分為持作出售項目。僅於出售機會相當高及資產（或出售組別）可於現況下即時出售時，本條件方被視為達成。

劃分為持作出售項目之非流動資產（及出售組別），乃按資產（出售組別）過往帳面值及公平價值（以較低者為準）扣減銷售成本計算。

借貸成本撥作資本

收購，建造或生產合資格資產直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在合資格撥作資本之借貸成本中扣除。

所有其他借貸成本於產生時於有關期間之損益中確認。

2(c). 主要會計政策 *(續)*

商譽 *(續)*

收購者於被收購公司之可識別資產、負債及或然負債中應佔公平淨值之權益超出成本之差額(「收購折讓」)

就收購附屬公司或聯營公司而訂立日期為二零零五年一月一日或以後之協議產生之折讓指被收購公司之可識別資產、負債及或然負債公平淨值高出業務合併成本之數額。收購聯營公司產生之折讓(以權益會計法計算)乃於釐定於收購投資相關期間，投資者所佔聯營公司之業績時計入收入。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

於二零零五年一月一日之所有負商譽已解除確認並於群龍集團之虧絀作出相應調整。

於聯營公司之權益

聯營公司之業績及資產與負債以權益會計法合併計入財務報表。根據權益法，於聯營公司之投資乃按成本(就群龍集團所佔溢利或虧損之收購後變動及聯營公司權益之變動作出調整)減任何已識別減值虧損計入綜合資產負債表。倘群龍集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益(包括實質組成群龍集團於該聯營公司投資淨額之任何長期權益)，群龍集團將終止確認其應佔之進一步虧損。僅於群龍集團產生法定或推定責任或代表該聯營公司支付款項時，始會作出額外應佔虧損撥備及確認負債。

不論是否有減值跡象，商譽(已列入聯營公司權益)按年測試減值，方法為比較其賬面值及其可收回款項。倘商譽之可收回款項估計將少於其賬面值，賬面值將減至其可收回款項，減值虧損隨即確認為支出。

當群龍集團與聯營公司進行交易時，溢利及虧損會以群龍集團佔有關聯營公司之權益為限予以撤銷。

減值虧損(不包括商譽(見上文有關商譽之會計政策))

群龍集團於每個結算日均會對其資產之賬面值作出檢討，以確認有否任何跡象顯示有關資產出現減值虧損。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額；減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超出假設有關資產未有於過往年度確認減值虧損時所釐定之賬面值。減值虧損之撥回即時確認為收益。

2(c). 主要會計政策 *(續)*

商譽

於二零零五年一月一日前收購產生之商譽

於二零零五年一月一日前之協議日期收購附屬公司或聯營公司產生之商譽，指收購成本高於群龍集團於收購相關附屬公司或聯營公司當日應佔有關公司可辨識資產、負債之公平值之數。

二零零一年一月一日前收購產生之商譽先前在儲備確認，已轉撥至群龍集團於二零零五年一月一日之累計虧損。

就二零零一年一月一日後產生之過往已撥充資本商譽而言，群龍集團已自二零零五年一月一日起已終止攤銷，而有關商譽乃每年或有顯示商譽有關之現金產生單位可能出現減值時，進行減值測試(見下述會計政策)。

於二零零五年一月一日或以後收購產生之商譽

就收購附屬公司或聯營公司而訂立日期為二零零五年一月一日或以後之協議產生之商譽指收購成本超逾群龍集團於收購當日應佔有關附屬公司或聯營公司可識別資產及負債公平值權益之數額。有關商譽按成本減任何累計減值虧損列賬。

收購附屬公司產生之撥充資本商譽於綜合資產負債表獨立呈列。收購聯營公司產生之撥充資本商譽(以權益會計法計算)計入有關聯營公司投資之成本。

就減值測試目的而言，收購附屬公司產生之商譽會分配至預期可自收購之協同效益獲益之各相關現金產生單位或各組現金產生單位。經分配商譽之現金產生單位會每年或於有跡象顯示該單位可能出現減值時進行減值測試。就於一個財政年度收購附屬公司所產生商譽而言，經分配商譽之現金產生單位會於該財政年度年結前進行減值測試。倘現金產生單位之可收回金額低於其賬面值，則減值虧損會先用作減低任何分配至該單位之商譽之賬面值，其後則按該單位內各項資產賬面值之比例分配至該單位之其他資產。商譽之任何減值虧損將直接於合併收益表確認。就商譽確認之減值虧損不會於往後期間撥回。

於其後出售附屬公司或聯營公司時，釐定出售損益時會計入撥充資本之商譽應佔金額。

2(b). 會計政策變動之影響摘要（續）

(iii) 對資產負債表項目

採用新香港財務報告準則對於二零零四年十二月三十一日及二零零五年一月一日之累積影響概述如下：

群龍集團	於二零零四年十二月三十一日（原先呈列）	影響 香港財務報告準則第3號	香港財務報告準則第39號	於二零零五年一月一日（重列）
	千港元	千港元	千港元	千港元
資產負債表項目				
於聯營公司之權益				
— 負商譽	(47,058)	47,058	—	—
	(47,058)	47,058	—	—
證券投資				
— 非流動	71,959	—	(71,959)	—
按公平值計入損益賬之證券投資	—	—	71,959	71,959
對資產之總影響	24,901	47,058	—	71,959
綜合產生之商譽	(59,343)	59,343	—	—
累計虧損	1,168,583	(106,401)	—	1,062,182
對權益之總影響	1,109,240	(47,058)	—	1,062,182

2(c). 主要會計政策

財務資料乃根據歷史成本慣例法編製，惟誠如下述會計政策所闡釋，證券投資及金融工具乃按公平值計量。財務資料已遵照由香港會計師公會頒佈之香港財務報告準則所載之下列主要會計政策編製。

收入之確認

營業額指就群龍集團銷售貨品之已收及應收款項之公平值減折扣撥備及退貨。

群龍集團於有關期間之收入乃按下列基準確認：

銷售貨品乃在貨品交付及貨品擁有權已轉移時予以確認。

證券投資所得股息收入乃在群龍集團收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用實際息率累計，即實際上貼現於金融工具預期壽命內之估計未來收取現金至其賬面值之比率。

2(b). 會計政策變動之影響摘要

附註2(a)所述之會計政策變動對有關期間業績之影響如下：

(i) 對業績

	二零零三年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*
不再攤銷之商譽	—	—	456
非上市可換股票據之換股選擇權 公平值之變動	—	76,959	(39,743)
分佔聯營公司業績 — 酒店物業折舊	—	(3,192)	(8,252)
年度(虧損)溢利增加	—	73,767	(47,539)

(ii) 對收益表項目

	二零零三年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*
行政費用之減少	—	—	456
非上市可換股票據之換股選擇權 之公平值變動	—	76,959	(39,743)
分佔聯營公司業績減少	—	(3,192)	(8,252)
	—	73,767	(47,539)

2(a). 應用香港財務報告準則／會計政策之變動 *(續)*

金融工具 *(續)*

金融資產及金融負債之分類及計量

群龍集團已採用香港會計準則第39號之相關過渡條文，內容是有關屬於香港會計準則第39號範疇內之金融資產及金融負債之分類及計量。

於二零零四年十二月三十一日或之前，群龍集團乃按照香港會計師公會頒佈之香港會計實務準則第24號「證券投資之會計」(「會計實務準則第24號」)之基準處理方法來分類及計量其債務及股本證券。債務或股本證券投資乃分類列作「投資證券」或「其他投資」(如適用)。「投資證券」按成本值減減值虧損列賬而「其他投資」則按公平值估量，並將未變現損益計入利潤或虧損。自二零零五年一月一日起，群龍集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，金融資產乃分類列作「按公平值列賬並在損益表內處理之金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持至到期之金融資產」。上述分類視乎所購入資產之目的而定。「按公平值列賬並在損益表內處理之金融資產」及「可供出售金融資產」按公平值列賬，而有關公平值之變動則分別於損益及權益中確認。「貸款及應收款項」及「持至到期之金融資產」利用實際利息法按攤銷成本計量。

由二零零五年一月一日起，群龍集團根據香港會計準則第39號之規定將其債務及股本證券投資分類及計量。於二零零四年十二月三十一日，賬面值約71,959,000港元被分類為非流動資產之其他投資現重新分類為證券投資，並指定按公平值列賬並在利潤或虧損內陳述。

內在衍生工具

根據香港會計師公會頒佈之香港會計準則第39號「金融工具：確認及計量」，若可換股票據之換股權屬於內在衍生工具，則須與可換股票據分開確認，並於首次記錄時以及於其後的報告日期按公平值計量。有關換股權之公平值代表認購可換股票據之折讓，乃使用有關期權定價模式於認購可換股票據當日以及其後的報告日期估計。二零零五年一月一日前，群龍集團根據香港會計準則第39號之規定計量內在衍生工具的公平值，故此於二零零五年一月一日並無進行調整。於有關期間內，群龍集團根據規定計量內在衍生工具的公平值，並確認非上市可換股票據換股權於結算日之公平值變動及該換股權之公平值變動之影響(已計入於截至二零零三年十二月三十一日、二零零四年十二月三十一日及二零零五年十二月三十一日止年度期間行使換股權部份之影響)分別為零、收益約76,959,000港元及虧損約39,743,000港元，並已於合併收益表確認。

2(a). 應用香港財務報告準則／會計政策之變動 *(續)*

業務合併 *(續)*

群龍集團已採用香港財務報告準則第3號之相關過渡規定。二零零五年一月一日後因收購而產生之商譽於首次確認後按成本值減累計減值虧損後入賬。此項會計政策之變動，致使本期間不再計算任何商譽攤銷。二零零四年之比較數字毋須重列。

群龍集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額(前稱為「負商譽」)

根據香港財務報告準則第3號，群龍集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額(「收購折讓」)乃於收購發生期間即時確認損益。於過往期間，於二零零一年一月一日前因收購而產生之負商譽保留在儲備，而於二零零一年一月一日後因收購產生之負商譽則根據得出結餘之情況分析，列為資產扣減並撥回收益。根據香港財務報告準則第3號之相關過渡規定，群龍集團不再確認於二零零五年一月一日之所有負商譽(其一約59,343,000港元負商譽原先記入儲備，及約47,058,000港元原先呈列作從聯營公司權益中扣減)以致二零零五年一月一日之累計虧損出現相應數額之減少。

被收購公司之或然負債

根據香港財務報告準則第3號，倘或然負債之公平值能可靠計量，被收購公司之或然負債乃於收購日期確認。以往，被收購公司由商譽中之或然負債不分開確認。由於並無發現與本期間進行之收購有關的重大被收購公司之或然負債，故此項會計政策之變動對計算商譽並無重大影響。此外，該項經修訂會計政策已前瞻性應用於協議日期為二零零五年一月一日或以後之收購，故並無重列二零零三年及二零零四年之比較數字。

金融工具

於截至二零零五年十二月三十一日止年度，群龍集團已採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。採納香港會計準則第32號對於金融工具在群龍集團財務報表之呈列並無重大影響。落實香港會計準則第39號對群龍集團之主要影響概列如下：

財務資料附註

1. 財務資料之編製基準

現時組成群龍集團之公司於有關期間之合併收益表、合併權益變動報表及合併現金流動表，乃假設彼等於有關期間或自彼等各自之註冊成立或收購日期起(以較短者為準)或截至出售生效日期已以單一申報實體方式組建而編製。現時組成群龍集團之公司於二零零三年、二零零四年及二零零五年十二月三十一日之合併資產負債表之編製目的為呈列分派業務於各日期之資產與負債，猶如彼等於該等日期已以單一申報實體方式組建。

相關期間之財務資料乃以中策集團有限公司(「中策」)採納之會計政策。

財務資料乃按持續經營基準編製，原因為中策已承諾向組成群龍集團之公司提供持續財政支持，應付可見將來到期應付之財務承擔。

財務報表以港元呈列，而港元亦為群龍之功能貨幣。

集團內所有重大集團內交易及往來結餘已於合併賬目時抵銷。

2(a). 應用香港財務報告準則／會計政策之變動

群龍集團於編製截至二零零五年十二月三十一日止年度之財政資料時採納多項由香港會計師公會(「香港會計師公會」)所頒佈並對二零零五年一月一日或以後開始之會計期間生效之新香港財務報告準則、香港會計準則及詮釋(下文統稱為「新香港財務報告準則」)。採用該等新香港財務報告準則導致合併收益表、合併資產負債表及合併權益變動表之呈列變更。特別是少數股東權益之呈列方式已予更改。有關呈列方式之變動已作追溯應用。採納新香港財務報告準則導致群龍集團之會計政策於以下方面出現變動，並對本期及前會計期間之業績編製及呈列產生影響：

業務合併

於截至二零零五年十二月三十一日止年度，群龍集團已採納香港財務報告準則第3號「業務合併」，適用於協議日期為二零零五年一月一日或以後之業務合併。應用香港財務報告準則第3號對群龍集團之主要影響概述如下：

商譽

於二零零四年十二月三十一日前，於二零零一年一月一日前因收購而產生之商譽保留在儲備，而於二零零一年一月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
現金及現金等額(減少)增加淨額	(49,513)	(237,940)	32,722
年初之現金及現金等額	356,829	310,944	72,481
匯率變動之影響	3,628	(523)	(1,709)
年終之現金及現金等額	310,944	72,481	103,494
現金及現金等額結餘分析			
銀行結餘及現金	310,946	72,481	103,494
銀行透支	(2)	—	—
	310,944	72,481	103,494

	附註	截至十二月三十一日止年度 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
投資業務				
償還應收貸款及利息		697,425	160,903	345,672
聯營公司償還款項		92,267	143,214	—
出售證券投資所得款項		16,711	152,642	77,547
出售物業、廠房及設備所得款項		25,994	771	125
已抵押銀行存款增加		(45,259)	—	—
已收利息		4,506	7,200	8,488
出售聯營公司權益所得款項		23,887	110,341	—
出售附屬公司權益所得款項（已扣除出售之現金及現金等額）	35	(58,564)	13,324	—
證券投資所得股息		60	—	—
收取聯營公司之股息收入		—	—	2,427
於聯營公司之投資		—	—	(63,152)
墊付予應收貸款及利息之款項		(553,342)	(501,146)	(285,122)
墊付予聯營公司之款項		(260,373)	(163,828)	—
購入證券投資		(23,278)	(26,250)	(78,259)
購置物業、廠房及設備		(268,682)	(1,864)	(331)
購入附屬公司（已扣除購入之現金及現金等額）	36	(785)	—	(9,651)
收購物業權益所付款項		—	(326)	(8,704)
應收前同系附屬公司款項（增加）減少		(229,601)	(121,456)	121,572
投資業務（所用）所得現金淨額		(579,034)	(226,475)	110,612
融資活動				
預收第三方／有關連人士款項		29,193	13,000	—
新籌集之銀行貸款及其他借貸		994,271	39,033	—
應付前同系附屬公司款項增加（減少）		380,907	24,596	(41,964)
償還銀行貸款及其他借貸		(721,048)	(4,827)	—
償還第三方／有關連人士款項		(44,108)	(43,537)	—
已付少數股東股息		(1,431)	—	—
融資租約債項之償還款項		(181)	(1)	—
已付利息		(32,848)	(883)	—
融資活動所得（所用）現金淨額		604,755	27,381	(41,964)

合併現金流動表

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	千港元	千港元
經營業務			
稅前(虧損)溢利	(310,310)	96,858	(54,304)
就以下項目作出調整：			
股息收入	(60)	—	—
利息收入	(33,202)	(46,148)	(29,762)
利息支出	34,096	1,491	—
物業、廠房及設備折舊	57,576	2,031	5,865
商譽攤銷	1,628	155	—
按公平值計入損益賬之證券投資之公平值變動	8,121	(70)	(1,208)
出售聯營公司權益之(收益)虧損	—	(57,542)	2,814
出售附屬公司權益之(收益)虧損	(12,309)	5,266	—
出售證券投資計入損益賬之虧損(收益)	1,774	(2,959)	716
視為出售聯營公司之虧損	36,480	—	—
呆壞賬撥備	6,919	1,724	18,575
應收聯營公司款項撥備	2,458	4,099	—
墊付予聯營公司之應收款項撥備	12,712	—	—
收購附屬公司之商譽之減值虧損	20,387	—	—
存貨撇銷	4	—	—
應收貸款及利息撥備	50,645	32,419	31,116
非上市可換股票據之換股選擇權公平值之變動	—	(76,959)	39,743
出售物業、廠房及設備之收益	(15,995)	—	—
所佔聯營公司之業績	175,697	37,521	(43,103)
終止經營業務之溢利	114,442	1,511	—
營運資金變動前之經營現金流量	151,063	(603)	(29,548)
存貨減少(增加)	22,997	17,657	(96)
應收貿易賬款增加	(10,287)	(118)	—
其他應收款項、按金及預付款項(增加)減少	(214)	(41,655)	19,272
應付貿易賬款、其他應付款項及應計費用增加(減少)	43,903	(10,021)	(8,127)
應收聯營公司款項增加	(29,065)	(4,097)	(15,164)
應付聯營公司款項增加(減少)	—	673	(387)
其他資產增加	(226,718)	(449)	(2,121)
應付所得稅及其他應付稅項減少	(19,493)	—	—
經營現金流出淨額	(67,814)	(38,613)	(36,171)
於其他司法權區已(繳付)退回稅款	(7,420)	(233)	245
經營業務所用現金淨額	(75,234)	(38,846)	(35,926)

合併權益變動報表

	股本	股東出資	綜合賬目產生之商譽	匯兌儲備	其他非供分派儲備	累計虧損	小計	少數股東權益	總計
	千港元	千港元 (附註a)	千港元	千港元	千港元 (附註b)	千港元	千港元	千港元	千港元
群龍集團									
於二零零三年一月一日	10,777	191,479	121,049	(5,160)	39,942	(990,403)	(632,316)	722,277	89,961
匯兌調整	–	–	–	301	–	–	301	553	854
應佔聯營公司儲備變動	–	–	–	2,090	(172)	–	1,918	–	1,918
直接於股權確認之收入(支出)淨額	–	–	–	2,391	(172)	–	2,219	553	2,772
本年度虧損	–	–	–	–	–	(216,323)	(216,323)	9,521	(206,802)
出售聯營公司權益時變現	–	–	(20,333)	(128)	(238)	–	(20,699)	–	(20,699)
出售附屬公司權益時變現	–	–	6,852	(3,848)	(17,863)	17,863	3,004	(481,183)	(478,179)
本年度已確認收支總額	–	–	(13,481)	(1,585)	(18,273)	(198,460)	(231,799)	(471,109)	(702,908)
收購少數股東權益	–	–	–	–	–	–	–	(410)	(410)
付予少數股東權益之股息	–	–	–	–	–	–	–	(1,431)	(1,431)
調撥	–	–	–	–	1,339	(1,339)	–	–	–
於二零零三年十二月三十一日	10,777	191,479	107,568	(6,745)	23,008	(1,190,202)	(864,115)	249,327	(614,788)
匯兌調整	–	–	–	(611)	–	–	(611)	(476)	(1,087)
應佔聯營公司儲備變動	–	–	–	(99)	9,531	–	9,432	–	9,432
直接於股權確認之收入(支出)淨額	–	–	–	(710)	9,531	–	8,821	(476)	8,345
本年度溢利	–	–	–	–	–	21,619	21,619	71,493	93,112
出售聯營公司權益時變現	–	–	(48,225)	(825)	–	–	(49,050)	–	(49,050)
出售附屬公司權益時變現	–	–	–	13	–	–	13	–	13
本年度已確認收支總額	–	–	(48,225)	(1,522)	9,531	21,619	(18,597)	71,017	52,420
於二零零四年十二月三十一日	10,777	191,479	59,343	(8,267)	32,539	(1,168,583)	(882,712)	320,344	(562,368)
會計政策變動之影響 *(附註2(b))*	–	–	(59,343)	–	–	106,401	47,058	–	47,058
於二零零五年一月一日－經重列	10,777	191,479	–	(8,267)	32,539	(1,062,182)	(835,654)	320,344	(515,310)
匯兌調整	–	–	–	(1,333)	–	–	(1,333)	(2,623)	(3,956)
直接於股權確認之收入(支出)淨額	–	–	–	(1,333)	–	–	(1,333)	(2,623)	(3,956)
本年度虧損	–	–	–	–	–	(54,259)	(54,259)	(4,292)	(58,551)
本年度已確認收支總額	–	–	–	(1,333)	–	(54,259)	(55,592)	(6,915)	(62,507)
因收購附屬公司而產生	–	–	–	–	–	–	–	2,574	2,574
於二零零五年十二月三十一日	10,777	191,479	–	(9,600)	32,539	(1,116,441)	(891,246)	316,003	(575,243)

附註：

(a) 有關金額代表群龍根據集團重組向群龍出繳之附屬公司投資(所依基準為集團重組於二零零三年一月一日已經生效)，並代表群龍於以往年度為將被群龍收購之公司所直接付出的投資群龍。

(b) 群龍集團其他非供分派之儲備包括根據中華人民共和國(「中國」)法規須自群龍之中國附屬公司及聯營公司之除稅後溢利中調撥之法定儲備。所調撥之金額由中國附屬公司董事會酌情釐訂。

合併資產負債表

	附註	群龍集團 於十二月三十一日 二零零三年 千港元	二零零四年 千港元	二零零五年 千港元	群龍 於十二月三十一日 二零零五年 千港元
非流動資產					
物業、廠房及設備	17	36,074	220	109,811	—
收購物業權益所付按金	18	—	47,012	55,716	—
收購附屬公司所付按金	19	—	40,000	—	—
商譽	20	9,325	—	9,123	—
於聯營公司之權益	21	508,110	309,149	558,738	—
於聯營非上市可換股票據及應收聯營公司之貸款	21(ii) & 21(iv)	320,674	187,967	—	—
應收貸款及利息 — 一年後到期	22	—	28,283	—	—
證券投資	24	26,164	71,959	—	—
按公平值列賬並在損益表內之證券投資	24	—	—	71,347	—
		900,347	684,590	804,735	—
流動資產					
其他資產	28	226,718	227,167	229,288	—
存貨	29	66,976	—	102	—
應收貿易賬款	30	13,718	—	—	—
應收聯營公司款項	21	129	54,373	151,206	—
應收貸款及利息 — 一年內到期	22	251,691	540,931	448,961	—
其他應收款項、按金及預付款項	23	35,861	79,800	40,672	4
其他投資	24	1,142	—	—	—
應收前同系附屬公司款項	26	756,570	878,028	721,091	—
銀行結餘及現金	27	310,946	72,481	103,494	—
		1,663,751	1,852,780	1,694,814	4
流動負債					
應付賬款、其他應付款項及應計費用	31	78,834	25,497	17,475	—
應付款項 — 一年內到期	32	29,180	444	583	—
應付聯營公司款項	21	—	673	286	—
應付所得税及其他應付税項		3,150	8,144	12,257	—
應付前同系附屬公司款項	26	3,040,386	3,064,980	3,023,016	14
銀行貸款及其他借款 — 一年內到期	33	26,014	—	—	—
		3,177,564	3,099,738	3,053,617	14
流動負債淨值		(1,513,813)	(1,246,958)	(1,358,803)	(10)
		(613,466)	(562,368)	(554,068)	(10)
資本及儲備					
股本	34	10,777	10,777	10,777	—
儲備		(874,892)	(893,489)	(902,023)	(10)
母公司股權持有人應佔權益		(864,115)	(882,712)	(891,246)	(10)
少數股東權益		249,327	320,344	316,003	—
		(614,788)	(562,368)	(575,243)	(10)
非流動負債					
銀行貸款及其他借款 — 一年後到期	33	129	—	—	—
應付款項 — 一年後到期	32	1,193	—	—	—
遞延税項負債	25	—	—	21,175	—
		1,322	—	21,175	—
		(613,466)	(562,368)	(554,068)	(10)

I. 財務資料

以下為按財務資料附註1所載之基準編製之群龍集團及群龍於二零零三年、二零零四年及二零零五年十二月三十一日以及群龍集團於有關期間之財務資料。

合併收益表

	附註	截至十二月三十一日止年度		
		二零零三年	二零零四年	二零零五年
		千港元	千港元	千港元
營業額	6	—	—	5,298
銷售成本		—	—	(4,457)
毛利		—	—	841
其他收入	8	55,879	52,660	33,622
分銷成本		—	—	(1,365)
行政支出		(35,639)	(9,852)	(33,802)
其他支出	9	(40,782)	(9,020)	(23,030)
應收貸款及利息撥備	10	(50,645)	(32,419)	(31,116)
非上市可換股票據之換股選擇權之公平值之變動	21(iii)	—	76,959	(39,743)
融資成本	13	(55)	(1,491)	—
出售聯營公司權益之收益(虧損)		—	57,542	(2,814)
視為出售聯營公司之虧損		(36,480)	—	—
所佔聯營公司之業績		(189,887)	(37,521)	43,103
墊付予一家聯營公司之應收賬撥備		(12,712)	—	—
出售附屬公司權益之收益		11	—	—
稅前(虧損)溢利	11	(310,310)	96,858	(54,304)
稅項	14	(567)	(5,257)	(4,247)
持續經營業務之年度(虧損)溢利		(310,877)	91,601	(58,551)
終止經營業務之年度溢利	15	104,075	1,511	—
年度(虧損)溢利		(206,802)	93,112	(58,551)
(虧損)溢利歸屬於：				
母公司之權益持有人		(216,323)	21,619	(54,259)
少數股東權益		9,521	71,493	(4,292)
年度(虧損)溢利		(206,802)	93,112	(58,551)

吾等已審閱組成群龍集團之公司於有關期間或自各自之註冊成立或收購日期至二零零五年十二月三十一日止期間之經審核財務報表或(如適用)管理賬目(「有關財務報表」)。吾等乃根據香港會計師公會頒佈之「售股章程及申報會計師」審閱準則進行審閱。

載於本報告之群龍集團於有關期間之合併收益表及合併現金流量表，以及群龍集團於二零零三年、二零零四年及二零零五年十二月三十一日之合併資產負債表，乃來自組成群龍集團之公司之有關財務報表，根據財務資料附註1所載之基準，於作出吾等認為以編製收錄於該文件之報告而言適當之調整後編製。

批准刊發有關財務報表之該等公司之董事負責編製有關財務報表。中策之董事負責編製通函之內容，而本報告亦收錄於該文件。吾等之責任為編製載於本報告之財務資料(乃來自有關財務報表)，就財務資料作出獨立意見，並向閣下報告。

吾等認為，按下文附註1所載之呈列基準，就本報告而言，財務資料連同有關附註真實而公平地反映群龍集團於二零零三年、二零零四年及二零零五年十二月三十一日之財務狀況，以及群龍集團截至二零零五年十二月三十一日止三個年度各年之合併業績及合併現金流量。

附註5　(a)：CEL為一家股份於美國場外交易議價板買賣之公司，於香港及中國兩地經營業務。群龍集團將持有CEL之55.22%實際股權及88.8%實際表決權。吾等已審核CEL截至二零零五年十二月三十一日止三個年度各年之財務報表。CEL之法定財務報表乃按美國適用之有關會計原則及金融法規編製。就本報告而言，吾等已根據香港會計師公會頒佈之香港核數準則就CEL截至二零零五年十二月三十一日止三個年度各年按香港財務報告準則編製之財務報表進行獨立審核程序。

(b)：該等公司乃CEL之全資附屬公司，群龍集團持有CEL之55.22%實際股權。

(c)：Orion (B.V.I.) Tire Corporation及Orion Tire Corporation為CEL擁有60%權益之附屬公司，群龍集團則持有CEL之55.22%實際股權。

(d)：珀麗置業(上海)有限公司之法定財務報表乃由上海景天華聯合會計師事務所進行審核。就本報告目的而言，吾等已根據香港會計師公會頒佈之香港核數準則就截至二零零五年十二月三十一日止三個年度各年按香港財務報告準則編製獨立審核程序。

附註6：China Pharmaceutical Pty Limited及China Strategic Investments Pty Ltd.乃MRI之附屬公司。MRI為群龍集團之57.26%附屬公司。China Pharmaceutical Pty Limited及China Strategic Investments Pty Ltd.之法定財務報表乃由Deloitte Touche Tohmatsu Australia(為德勤•關黃陳方會計師行之成員公司)進行審核，並按澳洲適用之有關會計原則及金融法規編製。就本報告而言，吾等已根據香港會計師公會頒佈之核數準則就China Pharmaceutical Pty Limited及China Strategic Investments Pty Ltd.截至二零零五年十二月三十一日止三個年度各年按香港財務報告準則編製之財務報表進行獨立審核程序。

由於群龍乃於並無法定規定之國家新註冊成立，且並未進行任何業務，因此，群龍自註冊成立以來並無編製經審核財務報表。然而，吾等已審閱群龍自註冊成立日期以來之所有有關交易。

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
東莞市江海貿易有限公司（「東莞市江海」）*(附註3)*	一九九七年七月十四日 中華人民共和國（「中國」）	人民幣500,000元	—	88	採砂船
廣州耀陽實業有限公司（「廣州耀陽」）*(附註3)*	二零零四年十二月九日 中國	人民幣1,000,000元	—	100	採砂船

附註1： 由於該等公司註冊成立之國家並無法定審核規定，因此該等公司並無刊發經審核財務報表。就本報告目的而言，吾等已根據香港會計師公會（「香港會計師公會」）頒佈之香港核數準則（「香港核數準則」）就該等公司於各有關期間或自各自之註冊成立或收購日期起（以較短者為準）按香港財務報告準則編製之管理賬目進行獨立審核程序。

附註2： 吾等於各有關期間或自各自之註冊成立或收購日期起（以較短者為準）擔任該等公司之核數師。該等公司已編製截至二零零五年十二月三十一日止三個年度各年或自各自之註冊成立日期起（以較短者為準）按香港財務報告準則編製之經審核財務報表。

附註3： 由於並無法定審核規定，故並無東莞市江海及廣州耀陽註冊成立之國家並無法定審核規定，因鷴該公司並無截至二零零五年十二月三十一日止年度之法定財務報表。吾等已根據香港會計師公會頒佈之核數準則就東莞市江海及廣州耀陽由收購起截至二零零五年十二月三十一日止期間按香港財務報告準則編製之財務報表進行獨立審核程序。

附註4 *(a)：* MRI為一家於澳洲證券交易所上市之公司，於澳洲及香港兩地經營業務。MRI之法定財務報表乃由Deloitte Touche Tohmatsu Australia（為德勤•關黃陳方會計師行之成員公司）進行審核，並按澳洲適用之有關會計原則及金融法規編製。就本報告而言，吾等已根據香港會計師公會頒佈之香港核數準則就MRI截至二零零五年十二月三十一日止三個年度各年按香港財務報告準則編製之財務報表進行獨立審核程序。

(b)： 該等公司乃MRI之全資附屬公司，群龍集團持有MRI之57.26%實際股權。

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
盛銀國際有限公司 *(附註2)*	二零零二年八月十四日 香港	2港元	—	100	暫無業務
Ventures Kingdom Limited *(附註1)*	二零零一年六月十二日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	暫無業務
Venture Leader Limited *(附註1)*	二零零一年三月二十八日 英屬處女群島	1美元	—	100	投資控股
Vision Leader Limited *(附註1)*	二零零二年六月二十六日 英屬處女群島	1美元	—	100	投資控股
Wai Cheong Limited *(附註1)*	二零零零年十二月一日 英屬處女群島	1美元	—	100	投資控股
Wealth Faith Limited *(附註1)*	二零零一年十月十八日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	暫無業務
Wealthy Mark Limited *(附註1)*	二零零一年七月五日 英屬處女群島	1美元	—	100	投資控股
廣置有限公司 *(附註1)*	二零零五年六月二日 英屬處女群島	1美元	—	100	投資控股
Winning Effort Limited *(附註1)*	二零零一年三月二十八日 英屬處女群島	1美元	—	100	暫無業務
珠海中策產業園投資有限公司 *(附註1)*	二零零二年十二月十六日 英屬處女群島	1美元	—	100	物業發展

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
See Ying Limited *(附註1)*	一九九七年九月一日 英屬處女群島	1美元	—	100	投資控股
業明有限公司 *(附註1)*	二零零四年十二月三日 英屬處女群島	1美元	—	100	投資控股
輝煌有限公司 *(附註1)*	二零零五年六月二日 英屬處女群島	1美元	—	100	投資控股
Sifford Limited *(附註1)*	一九九一年九月二十四日 英屬處女群島	1美元	—	100	投資控股
Sincere Ocean Limited *(附註1)*	二零零一年六月十二日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	投資控股
Strawberg Limited *(附註1)*	一九九六年八月八日 英屬處女群島	1美元	—	100	暫無業務
Super Plus Limited *(附註1)*	二零零一年十一月八日 英屬處女群島	1美元	—	100	暫無業務
Supreme Solutions Limited *(附註1)*	二零零二年五月十六日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	投資控股
寶通服務有限公司 *(附註2)*	一九九一年八月六日 香港	10,000港元	100	—	秘書服務
中國聯合網絡資本有限公司 *(附註2)*	一九九一年七月二十五日 香港	10,000,000港元	—	100	暫無業務

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
MRI Services (Overseas) Limited *(附註1)*	一九九九年一月八日 英屬處女群島	1美元	—	57.26 *(附註4(b))*	暫無業務
Orion (B.V.I.) Tire Corporation *(附註1)*	一九九四年二月十四日 英屬處女群島	100美元	—	60 *(附註5(c))*	暫無業務
Orion Tire Corporation *(附註1)*	一九九四年三月七日 美國	不適用	—	60 *(附註5(c))*	暫無業務
Perfect City Limited *(附註1)*	二零零一年十一月二十八日 英屬處女群島	1美元	—	100	暫無業務
Pioneer Honour Limited *(附註1)*	二零零一年八月十一日 英屬處女群島	1美元	—	100	投資控股
周恩來總理基金會有限公司 *(附註2)*	一九九一年二月二十八日 香港	2港元	—	100	暫無業務
Quality Best Limited *(附註1)*	二零零一年二月二十八日 英屬處女群島	1美元	—	100	投資控股
Regal Tender Limited *(附註1)*	二零零一年七月五日 英屬處女群島	1美元	—	100	投資控股
珀麗置業(上海)有限公司 *(附註4(d))*	二零零四年八月二十八日 中國	20,000,000美元	—	55.22 *(附註5(d))*	持有物業
Ruby Services Limited *(附註1)*	一九九五年二月二十一日 英屬處女群島	1美元	—	100	暫無業務
Ruby Uniforms Limited *(附註2)*	一九八八年四月八日 香港	10,000港元	—	90	暫無業務

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
港澳通訊集團有限公司 (附註2)	一九九一年十二月三日 香港	2港元	—	100	暫無業務
香港製藥工業有限公司 (附註2)	一九九一年十二月五日 香港	2港元	—	100	暫無業務
Kamthorn Limited (附註1)	一九九六年七月二十三日 英屬處女群島	1美元	—	100	投資控股
Katmon Limited (附註1)	一九九二年十一月十日 英屬處女群島	1美元	—	100	投資控股
Keen Strategic Limited (附註1)	二零零三年十一月二十六日 英屬處女群島	1美元	—	100	投資控股
Leading Returns Limited (附註1)	二零零一年六月十二日 英屬處女群島	1美元	—	55.22 (附註4(b))	暫無業務
Longnew Ltd. (附註1)	一九九七年九月十九日 英屬處女群島	1美元	—	100	投資控股
萬廣控股有限公司 (附註1)	二零零四年三月三日 英屬處女群島	1美元	—	55.22 (附註4(b))	投資控股
Million Good Limited (附註1)	二零零一年十一月二十八日 英屬處女群島	1美元	—	55.22 (附註4(b))	投資控股
MRI Holdings Limited (「MRI」) (附註3(b))	一九二五年八月七日 澳洲	31,184,116澳元	—	57.26 (附註3(b))	投資控股
MRI Infrastructure Holdings Limited (附註1)	一九九五年一月三日 百慕達	12,000美元	—	57.26 (附註3(b))	暫無業務

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例		主要業務
			直接	間接	
			%	%	
Gold Label Investments Limited *(附註1)*	一九九二年四月一日 英屬處女群島	1美元	—	100	暫無業務
Golden Flower Limited *(附註1)*	一九九七年一月三日 英屬處女群島	1美元	—	100	投資控股
Good Trend Enterprises Limited *(附註1)*	二零零零年十月十八日 英屬處女群島	1美元	—	100	投資控股
Great Joint Profits Limited *(附註1)*	二零零二年一月二十九日 英屬處女群島	1美元	—	100	投資控股
Group Dragon Limited *(附註1)*	二零零三年十二月十二日 英屬處女群島	1美元	—	100	投資控股
Great Windfall Agents Limited *(附註1)*	二零零一年十一月二十八日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	投資控股
Grotto Profits Limited *(附註1)*	二零零零年一月六日 英屬處女群島	1美元	—	100	暫無業務
Happy Access Limited *(附註1)*	二零零零年十二月十五日 英屬處女群島	1美元	—	100	暫無業務
Hollywood & Co., Limited *(附註2)*	一九九一年十二月五日 香港	2港元	—	100	投資控股
Honest Map Limited *(附註1)*	二零零一年十一月十五日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	暫無業務
Honest Sincere Limited *(附註1)*	二零零一年二月二十八日 英屬處女群島	1美元	—	100	投資控股

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例		主要業務
			直接	間接	
			%	%	
亞洲商網有限公司 *(附註2)*	一九九二年八月十八日 香港	2港元	—	100	暫無業務
Ease Wealth Limited *(附註1)*	二零零一年十二月十二日 英屬處女群島	1美元	—	100	投資控股
Easy Legend Limited *(附註1)*	二零零一年七月五日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	暫無業務
Ever Excellent Limited *(附註1)*	二零零零年十二月十五日 英屬處女群島	1美元	—	100	投資控股
Evergrowth Properties Limited *(附註1)*	二零零零年十二月一日 英屬處女群島	1美元	—	100	投資控股
Expert Commerce Limited *(附註1)*	二零零零年三月八日 英屬處女群島	1美元	—	100	投資控股
Expert Solution Limited *(附註1)*	二零零一年四月二十六日 英屬處女群島	1美元	—	100	暫無業務
迅裕發展有限公司 *(附註2)*	一九九三年三月二日 香港	2港元	—	100	暫無業務
Favour Leader Limited *(附註1)*	一九九四年三月八日 英屬處女群島	1美元	—	100	投資控股
Future Returns Limited *(附註1)*	二零零一年二月二十八日 英屬處女群島	1美元	—	100	投資控股
Glory Eagle Limited *(附註1)*	一九九六年九月十八日 英屬處女群島	1美元	—	100	投資控股

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
China VU.com Limited *(附註2)*	一九九一年二月五日 香港	2港元	—	100	暫無業務
中國無線集團有限公司 *(附註2)*	一九九七年一月十日 香港	2港元	—	100	暫無業務
中國世貿網有限公司 *(附註2)*	一九九二年八月十八日 香港	2港元	—	100	投資控股
China Youth Net.com Limited *(附註1)*	一九九三年十二月二十三日 開曼群島	1,000美元	—	100	暫無業務
Citybest Limited *(附註1)*	一九九七年一月三日 英屬處女群島	1美元	—	100	暫無業務
Com.com Limited *(附註2)*	一九九七年一月十日 香港	2港元	—	100	暫無業務
Container Limited *(附註1)*	一九九八年一月二十二日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	暫無業務
Crown Dragon Limited *(附註1)*	二零零零年十一月二日 英屬處女群島	1美元	—	100	暫無業務
中策房產集團有限公司 *(附註2)*	一九九一年十二月十九日 香港	2港元	—	100	暫無業務
Dom.com Limited *(附註2)*	一九六六年十一月三日 香港	737,680港元	—	100	暫無業務
潤孚實業有限公司 *(附註2)*	一九八七年一月二十三日 香港	10,000,000港元	—	90	暫無業務

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
中國物流網有限公司 *(附註2)*	一九九二年一月十六日 香港	2港元	—	100	暫無業務
中國微型系統集團有限公司 *(附註2)*	一九九七年一月三日 香港	2港元	—	100	暫無業務
中國製藥工業集團有限公司 *(附註2)*	一九九二年三月二十四日 香港	2港元	—	57.26 *(附註4(b))*	投資控股
China Pharmaceutical Pty Limited *(附註5)*	一九九三年十二月十七日 澳洲	1澳元	—	57.26 *(附註4(b))*	暫無業務
China Resources Holdings Limited *(附註1)*	一九九四年六月十五日 英屬處女群島	1美元	—	57.26 *(附註4(b))*	暫無業務
China Strategic (B.V.I.) Limited *(附註1)*	二零零一年七月五日 英屬處女群島	1美元	100	—	投資控股
China Strategic Investments Pty Limited *(附註5)*	一九九三年十二月十七日 澳洲	2澳元	—	57.26 *(附註4(b))*	暫無業務
中國科技集團有限公司 *(附註2)*	一九九七年一月十日 香港	2港元	—	100	暫無業務
中國國際電訊集團有限公司 *(附註2)*	一九九三年一月十二日 香港	2港元	—	51	暫無業務
中國電視集團有限公司 *(附註2)*	一九九一年二月五日 香港	2港元	—	100	暫無業務
中國大學在線有限公司 *(附註2)*	一九九一年十一月十二日 香港	2港元	—	100	投資控股

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
中國電子交易網有限公司 *(附註2)*	一九九一年十二月五日 香港	2港元	—	100	暫無業務
中國電子聯繫網有限公司 *(附註2)*	一九八九年十月十一日 香港	2港元	—	100	暫無業務
中國電子印刷網有限公司 *(附註2)*	一九九二年十二月二十三日 香港	2港元	—	100	暫無業務
中國電燈集團有限公司 (附註2)	一九九七年一月十日 香港	2港元	—	100	暫無業務
中國電子工業(集團)有限公司 (附註2)	一九九一年十二月三日 香港	2港元	—	100	暫無業務
China Enterprises Limited (「CEL」) *(附註5(a))*	一九九三年一月二十八日 百慕達	附有投票權普通股 30,000美元 普通股 60,173美元	—	55.22 *(附註5(a))*	投資控股
中國糧食網有限公司 *(附註2)*	一九九一年十二月三日 香港	2港元	—	100	暫無業務
中國信息網有限公司 *(附註2)*	一九九四年二月八日 香港	2港元	—	100	暫無業務
中國網絡資本集團有限公司 *(附註2)*	一九九一年十二月三日 香港	2港元	—	100	暫無業務
中國網絡環球聯盟有限公司 *(附註2)*	一九九一年十一月十二日 香港	10,000港元	—	100	投資控股

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例		主要業務
			直接	間接	
			%	%	
中國商網有限公司 *(附註2)*	一九九一年二月五日 香港	2港元	—	100	暫無業務
中國互貿網有限公司 *(附註2)*	一九九七年一月十日 香港	2港元	—	100	暫無業務
中國廣播(集團)有限公司 *(附註2)*	一九九二年一月十六日 香港	2港元	—	100	暫無業務
China Cable (BVI) Limited *(附註1)*	一九九五年七月十八日 英屬處女群島	3美元	—	100	暫無業務
中國水泥集團有限公司 *(附註2)*	一九八八年二月九日 香港	20港元	—	100	暫無業務
中國電腦集團有限公司 *(附註2)*	一九八七年八月二十一日 香港	20港元	—	100	暫無業務
中國數據中心有限公司 *(附註2)*	一九九一年六月四日 香港	2港元	—	100	暫無業務
中國數碼系統集團有限公司 *(附註2)*	一九九七年一月十五日 香港	2港元	—	100	暫無業務
中國電子互貿網有限公司 *(附註2)*	一九九一年十月十五日 香港	2港元	—	100	暫無業務
China eBay.com Limited *(附註2)*	一九九一年十二月十九日 香港	2港元	—	100	暫無業務

根據集團重組被群龍收購之附屬公司之詳情如下：

附屬公司名稱	日期及成立／註冊地點	已發行及已繳足股本／註冊資本	群龍所持有之股本／註冊資本比例 直接 %	間接 %	主要業務
Acrow Limited *(附註1)*	一九九六年八月八日 英屬處女群島	1美元	—	100	暫無業務
亞太經貿網有限公司 *(附註2)*	一九九二年十月十五日 香港	2港元	—	100	暫無業務
B2B Limited *(附註2)*	一九九二年八月十八日 香港	2港元	—	100	持有牌照
Capital Canton Limited *(附註1)*	二零零一年五月二日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	投資控股
Capital Passion Limited *(附註1)*	二零零零年十二月十五日 英屬處女群島	1美元	—	100	暫無業務
Carling International Limited *(附註1)*	一九九一年九月二十四日 英屬處女群島	1美元	—	100	投資控股
Century Lead Limited *(附註1)*	二零零一年五月二日 英屬處女群島	1美元	—	55.22 *(附註5(b))*	投資控股
中國廣告集團有限公司 *(附註2)*	一九九一年十二月五日 香港	2港元	—	100	暫無業務
中國音響及通信集團有限公司 *(附註2)*	一九九七年一月十五日 香港	2港元	—	100	暫無業務
中國汽車(集團)有限公司 *(附註2)*	一九九二年一月十六日 香港	2港元	—	100	暫無業務

以下為德勤•關黃陳方會計師行就群龍集團而編製之報告全文，以供載入本通函：

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

敬啟者：

以下為吾等就群龍投資有限公司(「群龍」)及根據下文所述之集團重組(二零零六年五月十九日生效)後成為群龍附屬公司之公司(以下統稱為「群龍集團」)截至二零零五年十二月三十一日止三個年度(「有關期間」)之財務資料(按財務資料附註1所載之基準呈列)所編製之報告，以收錄於威倫有限公司(「威倫」，錦興集團有限公司之全資附屬公司及中策集團有限公司(「中策」)之股東)及群龍於二零零六年五月二十六日就新百利有限公司(錦興之財務顧問)代表威倫提出無條件自願證券交換建議收購全部並非由威倫及與其一致行動之人士擁有之群龍股份而刊發之綜合文件(「該文件」)內。

集團重組完成後，中策所有從事物業、發展、採砂及投資控股業務之附屬公司，以及中策所有從事輪胎產品製造及銷售、提供旅行團、旅遊及其他相關服務之聯營公司(「分派業務」)已被群龍收購，並繼續由中策之現有管理層經營。中策繼續為香港公眾上市公司，其附屬公司專注於電池產品產銷及證券投資業務。群龍則成為群龍集團(包括經營分派業務之公司)之控股公司，而其已發行股份已以實物股息方式分派予中策之股東(「集團重組」)。集團重組詳情載於該文件中「群龍董事會函件」一節內。集團重組已獲中策之股東於二零零五年十月六日舉行之股東特別大會上批准並於二零零六年五月十九日生效。

群龍於二零零五年三月一日在英屬處女群島根據國際業務公司法註冊成立。群龍於集團重組完成前為一間投資控股公司，並為中策之全資附屬公司。除進行於二零零六年五月十九日生效之集團重組外，群龍自註冊成立以來並無進行任何業務。

財務概要

摘錄自本附錄會計師報告之群龍集團業績、資產及負債如下：

業績

	截至十二月三十一日止年度		
	二零零五年 千港元 (經審核)	二零零四年 千港元 (經審核)	二零零三年 千港元 (經審核)
營業額			
— 持續業務	5,298	—	—
— 已終止業務	—	96,262	2,884,493
	5,298	96,262	2,884,493
除所得税前(虧損)溢利	(54,304)	96,858	(310,310)
所得税	(4,247)	(5,257)	(567)
本年度持續業務(虧損)溢利	(58,551)	91,601	(310,877)
本年度終止業務溢利	—	1,511	104,075
股息	—	—	—
每股群龍股份盈利(虧損)	不適用	不適用	不適用
每股群龍股份股息	—	—	—

資產及負債

	於十二月三十一日		
	二零零五年 千港元 (經審核)	二零零四年 千港元 (經審核)	二零零三年 千港元 (經審核)
非流動資產	804,735	684,590	900,347
流動資產	1,694,814	1,852,780	1,663,751
	2,499,549	2,537,370	2,564,098
非流動負債	21,175	—	1,322
流動負債	3,053,617	3,099,738	3,177,564
	3,074,792	3,099,738	3,178,886

於截至二零零三年、二零零四年及二零零五年十二月三十一日止三個財政年度，並無錄得特殊項目或非經常項目。截至二零零三年、二零零四年及二零零五年十二月三十一日止三個財政年度之會計師報告並無載有保留意見。

50. 結算日後事項 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
融資業務產生(動用)之現金淨額	62,058	80,209	(152,681)	(113,533)	292,440
現金及現金等額增加(減少)淨額	5,067	(48,738)	112,281	20,881	(114,275)
年／期初之現金及現金等額	53,927	62,367	17,841	17,841	130,803
匯率變動之影響	3,373	4,212	681	558	940
年／期終之現金及現金等額	62,367	17,841	130,803	39,280	17,468
現金及現金等額結存分析					
銀行結存及現金	62,367	17,841	159,165	39,280	17,468
銀行透支	—	—	(28,362)	—	—
	62,367	17,841	130,803	39,280	17,468

(v) 根據協議，賣方將促使各出售公司於截止日期前悉數償還及解除(如有)所有公司間結存及有關連公司結存(定義見通函)。

(b) 於二零零六年三月九日，本集團與資本策略投資有限公司(「資本策略」，本公司主要股東擁有其8.18%權益)之全資附屬公司Asset Manage Limited(「AML」)訂立一項協議，收購Rapid Growth Profits Limited(「Rapid Growth」)全部已發行股本及倫都有限公司欠負AML之所有款項，代價約39,000,000港元。Rapid Growth為一家於英屬處女群島註冊成立之公司，於香港持有投資物業。

II. 結算日後財務報表

本集團或其任何附屬公司概無就二零零五年十二月三十一日後任何期間編製經審核財務報表。

此 致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
錦興集團有限公司
列位董事 台照

德勤‧關黃陳方會計師行
香港
執業會計師

二零零六年四月十日」

50. 結算日後事項（續）

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				（未經審核）	
營運產生（動用）之現金	(21,873)	(60,058)	322,264	171,234	(348,263)
繳訖利息及財務費用	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
已收利息	501	809	412	227	875
已繳稅項	(19,977)	(41,263)	(41,370)	(27,202)	(37,683)
營運業務（動用）產生之現金淨額	(45,165)	(105,774)	278,263	141,303	(393,763)
投資業務					
出售物業、機器及設備之所得款項	175	543	285	462	117
購置物業、機器及設備	(12,001)	(15,651)	(13,586)	(7,351)	(13,069)
購入無形資產	—	(8,065)	—	—	—
投資業務動用之現金淨額	(11,826)	(23,173)	(13,301)	(6,889)	(12,952)
融資業務					
新籌集之銀行貸款	400,046	423,969	700,528	677,203	591,624
償還銀行貸款	(318,325)	(361,849)	(852,140)	(789,940)	(298,722)
償還融資租約承擔	(437)	(1,137)	(1,069)	(796)	(462)
已抵押銀行結存（增加）減少	(19,226)	19,226	—	—	—

50. 結算日後事項 *(續)*

(iv) 計入本集團綜合現金流動表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔現金流量，乃經對銷實體間結存後以合併基準呈列：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
經營業務					
除所得稅前溢利	63,804	231,371	49,509	27,987	44,339
就以下項目作出調整：					
利息收入	(9,348)	(12,023)	(9,683)	(7,221)	(2,601)
利息支出及財務費用	3,816	5,262	3,043	2,956	8,692
攤銷無形資產	—	1,228	1,228	921	920
滯銷及陳舊存貨準備	18,020	24,512	24,528	(2,857)	19,449
物業、機器及設備折舊及攤銷	12,465	13,252	11,623	8,942	7,437
出售物業、機器及設備虧損	717	819	693	(30)	104
營運資金變動前之經營現金流動	89,474	264,421	80,941	30,698	78,340
存貨(增加)減少	(62,617)	(358,732)	248,638	308,360	(320,473)
貿易及其他應收款項(增加)減少	(339)	(304,818)	97,521	(108,517)	(391,553)
應收同系附屬公司款項(增加)減少	(199,878)	(11,778)	20,730	(36,976)	66,205
貿易及其他應付款項(減少)增加	(107,274)	507,811	(121,438)	(172,552)	128,066
應付同系附屬公司款項增加(減少)	257,579	(156,319)	(3,528)	150,221	91,183
應付有關連公司款項增加(減少)	1,182	(643)	(600)	—	(31)

50. 結算日後事項 *(續)*

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
非流動負債				
融資租約承擔及租購合約 －一年後到期	1,557	462	—	—
應付同系附屬公司款項	188,114	7,147	185	140,731
應付有關連公司款項	1,182	581	32	—
	190,853	8,190	217	140,731
資產及負債總值	305,284	487,843	480,776	494,530

(iii) 計入本集團綜合收益表為於有關期間及截至二零零四年十二月三十一日止九個月出售公司應佔業績，乃經對銷實體間結存後以合併基準呈列：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
收益	2,883,912	3,617,542	3,851,959	2,856,940	3,172,533
銷售成本	(1,977,695)	(2,614,755)	(2,690,494)	(2,022,707)	(2,252,703)
毛利	906,217	1,002,787	1,161,465	834,233	919,830
其他經營收入	41,462	72,697	20,320	15,069	8,420
分銷及銷售開支	(674,758)	(679,804)	(756,765)	(561,433)	(682,977)
行政開支	(115,972)	(145,498)	(160,283)	(107,646)	(115,854)
其他經營開支	(89,329)	(13,549)	(212,185)	(149,280)	(76,388)
財務費用	(3,816)	(5,262)	(3,043)	(2,956)	(8,692)
除所得税前溢利	63,804	231,371	49,509	27,987	44,339
所得税支出	(6,264)	(27,388)	(50,583)	(45,132)	(35,811)
年／期內溢利(虧損)	57,540	203,983	(1,074)	(17,145)	8,528

50. 結算日後事項 *(續)*

(ii) 計入本集團綜合資產負債表為下列各結算日出售公司應佔資產及負債，乃經對銷實體間結存後以合併基準呈列：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元
非流動資產				
物業、機器及設備	23,938	25,661	25,926	31,258
無形資產	40,305	47,154	45,934	45,003
遞延稅項資產	13,298	34,281	18,026	45,440
	77,541	107,096	89,886	121,701
流動資產				
存貨	484,710	844,329	568,876	868,868
貿易及其他應收款項	403,005	695,874	584,300	963,716
可退回稅項	3,424	—	17,513	5,047
銀行結存及現金	62,367	17,841	159,165	17,468
已抵押銀行存款	19,226	—	—	—
	972,732	1,558,044	1,329,854	1,855,099
流動負債				
貿易及其他應付款項	463,518	1,014,792	898,134	1,024,761
應繳稅項	—	1,829	11,789	23,876
借款——年內到期	89,505	151,418	—	292,902
融資租約承擔 ——年內到期	1,113	1,068	462	—
銀行透支	—	—	28,362	—
	554,136	1,169,107	938,747	1,341,539
流動資產淨值	418,596	388,937	391,107	513,560
資產總值減流動負債	496,137	496,033	480,993	635,261

49. 與有關連人士進行交易及所存之結餘 *(續)*

於各結算日在聯營公司之結餘詳情載於附註22。

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃根據同類交易之市價而進行。

c. 該等交易乃按有關雙方共同同意之條款釐定。

此外，於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資分別達6,306,000港元、6,441,000港元、6,681,000港元及404,103,000港元。

除上文所披露者外，本集團於有關期間及截至二零零四年十二月三十一日止九個月內並無與有關連人士進行任何重大交易或於各結算日時與該等人士存有重大結餘。

50. 結算日後事項

(a) 於二零零六年一月十九日，賣方與買方訂立協議，出售若干附屬公司及商標許可證，總代價包括(1)初步代價為330,000,000美元（相等於約2,562,450,000港元），(2)另加完成日期流動資產淨值（定義見通函）超逾87,000,000美元（相等於約675,555,000港元）之金額之款項（如有），或減去完成日期流動資產淨值少於87,000,000美元（相等於約675,555,000港元）之金額之款項（如有）；及(3)另加額外金額，有關金額乃參照賣方之電子數據儲存業務及將由賣方出售之出售公司截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之未計利息、稅項、折舊及攤銷前盈利釐定，而有關盈利乃按協議所載之協定基準計算。額外金額之累積最低額須為5,000,000美元（相等於約38,825,000港元），而累積最高額須為45,000,000美元（相等於約349,425,000港元）。倘買方於二零零九年四月一日前任何時間轉讓業務之控制權，則買方將會向賣方支付一筆相等於使額外付款總額達45,000,000美元（相等於約349,425,000港元）之所需金額之款項。

(i) 計入本集團無形資產賬面淨值為「Memorex」商標許可證及其他有關業務之無形資產，於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別為337,873,000港元、244,352,000港元、236,716,000港元及236,111,000港元。

49. 與有關連人士進行交易及所存之結餘

本集團於有關期間及截至二零零四年十二月三十一日止九個月與下列有關連人士進行之重大交易之詳情連同於各個結算日在該等人士所存之結餘如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
主要股東及其聯繫人士：					
於年／期終時本集團之應收貸款 *(附註a)*	67,997	167,365	224,233	172,843	186,019
於年／期終時應收本集團款項 *(附註a)*	3,796	—	—	—	—
於年／期終時本集團之應付貸款 *(附註a)*	165,000	149,333	149,333	149,333	321,225
年／期內由本集團墊支(償還)之貸款 *(附註a)*	224,875	140,541	56,868	(5,479)	(38,213)
於年／期終應付本集團款項 *(附註a)*	3,339	—	—	—	—
本集團已收及應收之利息 *(附註a)*	4,789	3,015	12,066	8,587	17,822
本集團繳訖及應付之利息 *(附註a)*	9,857	12,263	10,490	7,901	19,871
出售一間附屬公司 *(附註c)*	—	—	238	—	—
管理費收入 *(附註c)*	5,256	1,182	—	—	—
收購物業、機器及設備 *(附註c)*	3,000	13	—	—	—
年／期內由本集團墊支(償還)之貸款 *(附註a)*	172,000	(15,667)	—	—	(88,108)
泊車費收入 *(附註b)*	—	101	68	—	—
本集團繳訖及應付之租金 *(附註b)*	1,023	1,283	1,298	958	1,836
聯營公司：					
本集團繳訖及應付之租金 *(附註b)*	2,524	1,347	1,353	1,016	653
本集團已收及應收之利息 *(附註a)*	639	1,507	94	70	85
管理費收入 *(附註c)*	9,336	6,677	3,608	2,704	2,409
年／期內由本集團墊支(償還)之貸款 *(附註a)*	6,400	(41,173)	—	—	—
採購製成品 *(附註b)*	76,894	—	—	—	—
銷售製成品 *(附註b)*	3,566	—	—	—	142
本集團已收及應收之租金 *(附註b)*	405	232	232	162	162

47. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃之資產乃獨立於本集團，以信託之基金形式持有。本集團就有關工資成本之5%向該計劃供款，與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團，以信託人基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款，與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休計劃成員。該等附屬公司須將工資若干百分比作為該退休福利計劃之供款，為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

48. 資產抵押

於各結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
貿易及其他應收款項	174,431	217,420	105,494	286,173
聯營公司之上市證券	59,148	75,199	88,467	265,790
存貨	39,162	93,180	—	153,253
土地及樓宇	30,818	12,392	13,378	12,351
證券投資	944	813	12,816	—
可供出售之投資	—	—	—	521,808
持作買賣之投資	—	—	—	129,241
銀行存款	19,226	—	20,014	20,591
	323,729	399,004	240,169	1,389,207

46. 購股權計劃 *(續)*

截至二零零四年三月三十一日止年度，就董事及僱員接納授出之購股權而收取總代價為13港元。

截至二零零五年三月三十一日止年度，概無向董事或僱員授予或行使購股權。

授出日期	行使期	行使價	購股權數目 於二零零三年四月一日尚未行使	年內行使	年內註銷／失效	於二零零四年三月三十一日及二零零五年三月三十一日尚未行使
		港元				
董事						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
僱員						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,500,000	(3,000,000)	(1,500,000)	—
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

購股權於二零零四年一月十五日獲行使。緊接購股權獲行使日期前，本公司股份之收市價為2.80港元。

授出日期	行使期	行使價	購股權數目 於二零零五年四月一日尚未行使	轉撥	於二零零五年十二月三十一日尚未行使
		港元		*(附註)*	
董事					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	(1,750,000)	7,250,000
僱員					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	—	1,750,000	1,750,000
			9,000,000	—	9,000,000

附註：

一名董事於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

46. 購股權計劃（續）

授出日期	行使期	行使價	購股權數目			
			於二零零五年四月一日尚未行使	期內轉撥	期內註銷／失效	於二零零五年十二月三十一日尚未行使
		港元		（附註）		
董事						
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(1,600,000)	—	4,800,000
僱員						
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	1,600,000	(2,800,000)	5,200,000
			12,800,000	—	(2,800,000)	10,000,000

附註：

一名董事已於二零零五年九月一日退任，故該董事擁有之購股權已轉撥至「僱員」一項。

二零零一年購股權計劃

授出日期	行使期	行使價	購股權數目		
			於二零零二年四月一日尚未行使	因本公司股份合併而調整	於二零零三年三月三十一日尚未行使
		港元（附註b）			
董事：（附註a）					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	460,000,000	(448,500,000)	11,500,000
僱員：					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

附註：

a. 一名於二零零二年四月一日持有70,000,000份購股權之僱員已於截至二零零三年三月三十一日止年度獲委任為本公司董事。

b. 本公司股份於截至二零零三年三月三十一日止年度合併後（詳情載於附註38），購股權之行使價已由0.07472港元調整為2.9888港元。

46. 購股權計劃 *(續)*

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，須獲得本公司股東之事先批准。

於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為16,000,000股、21,800,000股、21,800,000股及19,000,000股，佔當日本公司之已發行股份之9.98%、11.69%、9.75%及8.40%。

有關人士須自授出日期起28日內，支付1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

下表披露有關期間內本公司僱員（包括董事）持有之本公司購股權及其變動詳情：

二零零三年購股權計劃

授出日期	行使期	行使價 *港元*	於二零零四年四月一日、二零零四年三月三十一日及二零零五年三月三十一日尚未行使之購股權數目
董事			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
僱員			
二零零四年二月三十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

45. 營運租約承諾 *(續)*

於各結算日，本集團已與租戶訂立以下未來最低租金付款：

	於二零零三年三月三十一日		於二零零四年三月三十一日		於二零零五年三月三十一日		於二零零五年十二月三十一日	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營運租約之屆滿年期為：								
一年內	2,662	—	4,747	20,000	6,738	20,000	2,244	20,000
第二至第五年（首尾兩年包括在內）	9,780	—	18,109	35,000	24,594	15,000	8,605	—
五年以上	12,057	—	13,914	—	14,426	—	30,814	—
	24,499	—	36,770	55,000	45,758	35,000	41,663	20,000

本集團已與租戶訂立介乎一至十年不等之租期。

46. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數，須不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年購股權計劃可授出之購股權所涉及之股份總數，在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後，不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

45. 營運租約承諾 *(續)*

於各結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

	於二零零三年三月三十一日		於二零零四年三月三十一日		於二零零五年三月三十一日		於二零零五年十二月三十一日	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營運租約之屆滿年期為：								
一年內	19,403	2,594	25,096	22,678	23,008	23,121	15,532	22,314
第二至第五年（首尾兩年包括在內）	50,733	3,018	79,900	41,721	75,368	19,521	44,966	6,682
五年以上	34,437	—	53,162	705	46,519	—	73,147	—
	104,573	5,612	158,158	65,104	144,895	42,642	133,645	28,996

商議之租約年期由一年至十年不等，而租金在租約期內固定。

本集團作為出租人

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
年內，根據營運租約賺取之租金收入：				
土地及樓宇	4,754	6,568	7,426	4,916
物業、機器及設備	—	5,000	20,246	15,183
	4,754	11,568	27,672	20,099

44. 或然負債（續）

聯營公司權益產生之或然負債如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
就已動用銀行融資而提供擔保予銀行產生之應佔聯營公司或然負債：				
－被投資公司	—	9,758	4,551	2,349
－第三方	238,692	449	175	—
發行予下列各項之其他擔保				
－被投資公司	—	236	9,037	—
－第三方	16,567	14,210	—	9,037
	255,259	24,653	13,763	11,386

以上金額指應佔聯營公司權益產生之或然負債，乃以於二零零二年、二零零三年、二零零四年及二零零五年十二月三十一日該等聯營公司之已刊發資料為基礎。

45. 營運租約承諾

本集團作為承租人

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
年內，根據營運租約而支付之最低租金：				
土地及樓宇	24,209	27,134	30,585	19,797
物業、機器及設備	2,959	8,615	23,267	17,232
	27,168	35,749	53,852	37,029

43. 主要非現金交易（續）

截至二零零五年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關人士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，該等款項以相同金額之其他應收款項支付。

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資；有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

截至二零零五年十二月三十一日止九個月，本集團進行之主要非現金交易如下：

(a) 應收短期貸款及其他應收款項分別約25,590,000港元及5,770,000港元乃一間有關連公司透過等額之持作買賣投資償付。

(b) 其他應收款項169,647,000港元乃透過應收短期貸款及應收一間有關連公司短期貸款分別118,800,000港元及50,847,000港元償付。

(c) 應收一間有關連公司短期貸款12,479,000港元乃透過等額之應收短期貸款償付。

44. 或然負債

		於三月三十一日		於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
就提供擔保予銀行及其他財務機構以獲取授予附屬公司之融資之已動用金額	11,674	—	—	—

本集團於美國涉及兩項侵犯專利權訴訟，截至二零零四年及二零零五年三月三十一日止年度因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於二零零四年及二零零五年三月三十一日就該等訴訟計提撥備302,000美元及302,000美元（相等於2,345,000港元）以應付董事估計之可能賠償額。

於二零零五年十二月三十一日，本集團並無或然負債。

43. 主要非現金交易

截至二零零三年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團訂立物業、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港元。

(b) 本集團收購一間附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款260,578,000港元支付。17,742,000 港元之代價餘款於二零零三年三月三十一日尚未清償。

截至二零零四年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 本集團以代價150,000,000港元收購珠海錦興。餘下代價19,492,000港元於二零零四年三月三十一日仍未清付。

(b) 本集團以201,987,000港元出售若干附屬公司，根據本集團與一位有關人士訂立之轉讓契約，其中124,387,000港元之代價以相同金額之其他應付款項抵銷。餘下代價77,600,000港元以相同金額之其他應付款項抵銷。

(c) 本集團以代價190,000,000港元收購商標許可證。根據本集團與有關人士訂立之多項債務重組契約及協議，部分代價分別以應收短期貸款40,699,000港元及其他應收款項81,871,000港元支付，部份代價則以現金20,000,000港元支付。餘下代價47,430,000港元於二零零四年三月三十一日仍未清付。

(d) 根據本集團與有關人士訂立之多項債務重組契約，本集團重組其若干應收短期貸款42,165,000港元及其他應收款項19,360,000港元。該等款項分別以43,275,000港元之其他貸款及18,250,000港元之其他應付款項償付。

(e) 根據本集團與有關人士訂立之一份協議，其他應收款項38,710,000港元以其他貸款23,543,000港元及應付利息15,167,000 港元償付。

(f) 短期貸款22,866,000港元、應收利息1,290,000港元及應付款項24,000港元以收購一項投資之代價24,180,000港元償付。

(g) 因收購一間聯營公司而導致應收一間聯營公司貸款增加19,024,000港元，已於其後以本集團與一位有關人士訂立之一份債務重組契約項下相同金額之應收短期貸款抵銷。

(h) 本集團以16,000,000港元之代價出售若干金額之其他資產。根據本集團與一位有關人士訂立之一份債務重組契約，代價以相同金額之應收短期貸款支付。

42. 出售附屬公司

	截至三月三十一日止年度			截至二零零五年十二月三十一日止九個月
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
出售資產之淨值				
物業、機器及設備	—	—	1,483	64
一間聯營公司之權益	—	—	5,244	—
證券投資	—	78,388	—	—
貿易及其他應收款項	—	—	53	1,279
應收集團公司之款項	15,000	157,353	26,758	334
銀行結存及現金	2	5	92	179
貿易及其他應付款項	—	—	(1,832)	(3,671)
應付集團公司之款項	—	(8,853)	(27,187)	(14)
應付一間聯營公司之款項	—	(1,433)	(146)	—
應付稅項	(13,027)	(22,531)	—	(214)
少數股東權益	—	—	—	280
應付一名少數股東款項	—	—	—	(2,514)
	1,975	202,929	4,465	(4,277)
已變現貨幣兌換儲備	—	(216)	7,842	583
其他已變現儲備	—	—	(7,810)	—
應佔資本儲備	—	556	(556)	—
	1,975	203,269	3,941	(3,694)
出售附屬公司之收益(虧損)	25	(1,282)	3,504	6,694
	2,000	201,987	7,445	3,000
支付方式：				
現金	2,000	—	7,445	3,000
其他應付款項	—	201,987	—	—
	2,000	201,987	7,445	3,000
出售附屬公司產生之現金流入(流出)淨額：				
現金代價	2,000	—	7,445	3,000
出售之銀行結存及現金	(2)	(5)	(92)	(179)
	1,998	(5)	7,353	2,821

有關期間內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。有關期間內所出售之附屬公司所貢獻或動用之現金流量並不重大。

40. 儲備 *(續)*

本集團於各結算日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日虧絀金額之結餘。

於截至二零零三年三月三十一日止年度，本集團之實繳盈餘變動乃：

(i) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案，將於二零零三年二月十九日列於股份溢價賬進賬之1,974,565,000港元金額全部註銷及將該等金額轉撥入本集團之實繳盈餘賬內，及透過每股註銷0.99港元之繳足股本，將本公司之股份由每股1.00港元削減至每股0.01港元而產生進賬。有關詳情載於本公司於二零零三年二月二十一日刊發之通函內；及

(ii) 根據本公司於二零零三年三月二十日舉行之董事會議上通過之決議案，減去轉撥往虧絀賬內之460,000,000港元，以抵銷本公司於二零零三年三月二十日之累積虧損。

41. 收購一間附屬公司

截至二零零四年三月三十一日止年度，本集團按代價150,000,000港元收購珠海錦興之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為4,598,000港元。

	截至二零零四年三月三十一日止年度	**截至二零零五年十二月三十一日止九個月**
	千港元	*千港元*
收購資產之淨額		
其他資產	150,000	—
其他應付款項	(4,598)	(15)
其他應收款項	—	3,301
可供出售之投資	—	1
少數股東權益	—	(559)
	145,402	2,728
商譽	4,598	623
總代價	150,000	3,351
支付方式：		
現金	130,508	3,351
遞延代價	19,492	—
	150,000	3,351

38. 股本 *(續)*

(c) 於二零零四年一月二十八日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司(本公司主要股東)持有之本公司21,500,000股每股面值0.01港元之股份。配售價為每股4.00港元，較股份於二零零四年一月二十八日在聯交所所報之收市價每股4.35港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股4.00港元之價格，向本公司認購21,500,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零三年八月二十八日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(d) 截至二零零四年三月三十一日止年度，4,750,000股每股0.01港元之本公司股份因4,750,000份購股權獲行使而按每股2.9888港元之價格予以發行。截至二零零四年三月三十一日止年度發行之股份與當時之現有股份於各方面均享有同等權益。

(e) 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於截至二零零五年三月三十一日止年度發行之股份與現有之股份於各方面享有同等權益。

(f) 於二零零四年十一月二十三日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司(本公司主要股東)持有之本公司37,000,000股每股面值0.01港元之股份。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

(g) 於二零零五年十月二十一日，本公司透過以股代息按每股3.367港元之價格發行2,515,285股每股面值0.01港元之股份。於截至二零零五年十二月三十一日止期間發行之股份與現有之股份於各方面享有同等權益。

39. 認股權證

根據附帶於本公司認股權證之條件，各份認購股權均賦予登記持有人權利，由發行日起至二零零二年四月三日止(包括首尾兩日)隨時按經調整認購價每股0.36港元(可予調整)以現金認購一股本公司新股。於二零零二年四月三日，所有餘下尚未行使認股權證(賦予登記持有人認購922,543,833股每股面值0.025港元之本公司股份)已經失效。

本公司認股權證於截至二零零三年三月三十一日止年度之行使詳情載於附註38。

40. 儲備

資本儲備指於二零零一年四月一日前進行收購產生之商譽。

其他儲備指本集團應佔其聯營公司之商譽儲備及其他儲備。於二零零五年三月三十一日之商譽儲備13,060,000港元已根據香港財務報告準則3號之過渡條文於二零零五年四月一日轉撥至保留溢利。

38. 股本

	股份數目	價值 千港元
法定股本：		
於二零零二年四月一日		
(每股面值0.025港元之普通股)	26,000,000,000	650,000
40股合併為1股之股份合併 *(附註a)*	(25,350,000,000)	—
調整股份面值 *(附註a)*	64,350,000,000	—
註銷股份 *(附註a)*	(45,000,000,000)	(450,000)
於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日		
(每股面值0.01港元之普通股)	20,000,000,000	200,000
已發行及繳足股本：		
於二零零二年四月一日		
(每股面值0.025港元之普通股)	6,412,057,523	160,301
行使認股權證 *(附註b)*	70,595	2
綜合及調整股份面值 *(附註a)*	(6,251,824,916)	(158,700)
於二零零三年三月三十一日		
(每股面值0.01港元之普通股)	160,303,202	1,603
發行新股份 *(附註c)*	21,500,000	215
行使購股權 *(附註d)*	4,750,000	48
於二零零四年三月三十一日		
(每股面值0.01港元之普通股)	186,553,202	1,866
以股代息發行 *(附註e)*	75,210	—
發行新股份 *(附註f)*	37,000,000	370
於二零零五年三月三十一日		
(每股面值0.01港元之普通股)	223,628,412	2,236
以股代息發行 *(附註g)*	2,515,285	25
於二零零五年十二月三十一日		
(每股面值0.01港元之普通股)	226,143,697	2,261

附註：

(a) 根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之特別決議案：

(i) 本公司股份已按每40股每股面值0.025港元之已發行及未發行股份合併為一股面值1.00港元之股份之基準合併；

(ii) 本公司股份面值透過註銷每股0.99港元之繳足股本，由每股1.00港元削減至每股0.01港元；

(iii) 本公司之法定但未發行股份面值拆細為每股面值0.01港元之股份；而法定但未發行股份數目亦相應增加；及

(iv) 本公司之法定股本透過註銷45,000,000,000股每股面值0.01港元股份，由650,000,000港元削減至200,000,000港元。

(b) 截至二零零三年三月三十一日止年度，70,595股每股面值0.025港元之本公司股份因70,595份認股權證獲行使而按每股0.36港元之價格予以發行。於該年內發行之股份與當時之現有股份於各方面均享有同等權益。

37. 遞延稅項 *(續)*

* 遞延稅項抵免主要由於美國一間附屬公司主要資產負債表項目(如應收款項、存貨及應計費用)之賬面值與稅基所產生之臨時差額變動所致。

就資產負債表呈列方式而言，若干遞延稅項資產及負債經已抵銷。以下為就財務報告目的之遞延稅項結存分析：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
遞延稅項資產	(13,298)	(35,480)	(18,418)	(45,440)
遞延稅項負債	750	136	114	201
	(12,548)	(35,344)	(18,304)	(45,239)

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，本集團有未動用稅項虧損分別470,299,000港元、363,848,000港元、387,410,000港元及391,695,000港元，可用作抵銷未來溢利。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，已分別就45,357,000港元、69,488,000港元、185,000港元及零港元之虧損確認遞延稅項資產。於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，由於未能預計未來溢利趨勢，故並無就餘下424,942,000港元、294,360,000港元、387,225,000港元及391,695,000港元確認遞延稅項。虧損可無限期結轉。

36. 應付一名少數股東款項

該金額為無抵押、免息及並無固定還款期。該等款項將不會於結算日起計之一年內償還；因此，該等款項列作非流動款項。

37. 遞延稅項

於有關期間已確認之主要遞延稅項負債（資產）及其變動如下：

	加速稅項折舊	稅項虧損	其他	總額
	千港元	*千港元*	*千港元*	*千港元*
於二零零二年四月一日				
－如原先呈列	—	—	—	—
－採納會計實務準則第12號（經修訂）時調整	1,532	(15,264)	898	(12,834)
－經重列	1,532	(15,264)	898	(12,834)
扣除自（計入）該年度之綜合收益表 *(附註15)*	551	(491)	226	286
於二零零三年三月三十一日	2,083	(15,755)	1,124	(12,548)
外幣調整	(57)	(1,922)	(20)	(1,999)
計入該年度之綜合收益表 *(附註15)*	(1,382)	(2,536)	(16,761)*	(20,679)
稅率變動之影響－扣除自（計入）該年度之綜合收益表 *(附註15)*	100	(255)	37	(118)
於二零零四年三月三十一日	744	(20,468)	(15,620)	(35,344)
外幣調整	(85)	(17)	(19)	(121)
扣除自（計入）該年度之綜合收益表 *(附註15)*	833	19,994	(3,666)*	17,161
出售一間附屬公司時變現	(459)	459	—	—
於二零零五年三月三十一日	1,033	(32)	(19,305)	(18,304)
外幣調整	9	—	(34)	(25)
扣除自（計入）該年度之綜合收益表 *(附註15)*	(694)	—	(26,216)	(26,910)
於二零零五年十二月三十一日	348	(32)	(45,555)	(45,239)

35. 融資租約承擔

	最低租金				最低租金現值			
				於二零零五年十二月三十一日				於二零零五年十二月三十一日
	於三月三十一日				於三月三十一日			
	二零零三年	二零零四年	二零零五年		二零零三年	二零零四年	二零零五年	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據融資租約應付之款項：								
一年內	1,181	1,117	487	—	1,113	1,068	462	—
兩至五年內(包括首尾兩年)	1,868	536	—	—	1,557	462	—	—
	3,049	1,653	487	—				
減：未來融資費用	(379)	(123)	(25)	—				
租約承擔現值	2,670	1,530	462	—	2,670	1,530	462	—
減：一年內到期償還之款項(列於流動負債項)					(1,113)	(1,068)	(462)	—
一年後到期償還之款項					1,557	462	—	—

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零三年、二零零四年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月，平均有效借貸利率分別為12.51厘、9.32厘、6.92厘及6.92厘。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租金簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

本集團以有關集團實體功能貨幣以外貨幣計值之融資租約承擔載列如下：

	新台幣	美元
	千元	千元
於二零零五年十二月三十一日	—	—
於二零零五年三月三十一日	—	59
於二零零四年三月三十一日	—	197
於二零零三年三月三十一日	252	336

本集團之上述融資租約承擔之公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定，與其賬面值相若。

34. 借款 *(續)*

本集團定息借款風險及合約到期日如下：

	於三月三十一日 二零零三年 千港元	 二零零四年 千港元	 二零零五年 千港元	於二零零五年 十二月 三十一日 千港元
一年內到期之定息借款	9,422	—	—	200,000

本集團借款之有效利率（相等於合約利率）範圍如下：

	於三月三十一日 二零零三年	 二零零四年	 二零零五年	於二零零五年 十二月 三十一日
有效利率：				
定息借款	6.4厘	不適用	不適用	1.5厘
浮息借款	2.6厘至7.5厘	4.3厘至7.5厘	2.3厘至7.3厘	3.6厘至9.8厘

本集團以有關集團實體功能貨幣以外貨幣計值之借款載列如下：

	美元 千元	新台幣 千元	人民幣 千元
於二零零五年十二月三十一日	38,268	32,951	—
於二零零五年三月三十一日	258	34,148	—
於二零零四年三月三十一日	19,758	35,501	—
於二零零三年三月三十一日	14,090	36,670	10,000

本集團之借款於各結算日之公平價值與其賬面值相若。

34. 借款

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	三十一日
	千港元	千港元	千港元	千港元
借款包括：				
銀行貸款	237,468	205,641	82,010	362,725
其他貸款	180,000	151,339	161,341	531,225
	417,468	356,980	243,351	893,950
分析：				
有抵押	107,140	159,583	38,531	530,433
無抵押	310,328	197,397	204,820	363,517
	417,468	356,980	243,351	893,950
上述款項須按現行市場利率計算利息，且須於以下年期償還：				
一年內或於要求時	244,473	349,059	85,881	886,692
一至兩年內	165,238	266	149,751	407
兩至五年內	843	940	1,407	1,358
超過五年	6,914	6,715	6,312	5,493
	417,468	356,980	243,351	893,950
列入流動負債項下於一年內到期之款項	(244,473)	(349,059)	(85,881)	(886,692)
一年後到期之款項	172,995	7,921	157,470	7,258

31.　應收孖展貸款／應付款項及應付票據

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，本集團應收孖展貸款、應付孖展貸款及應付票據之公平價值與相關賬面值相若。

32.　已抵押銀行存款

該金額指抵押予銀行之存款，以作為授予本集團之短期銀行信貸之擔保，故分類為流動資產。

該筆存款按介乎2.54厘至4.36厘不等之利率計息。已抵押銀行存款將於清償有關銀行借款後解除。於各結算日之銀行存款之公平價值與相關之賬面值相若。

33.　貿易及其他應付款項

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，貿易及其他應付款項分別包括632,561,000港元、827,620,000港元、564,154,000港元及704,507,000港元之應付貿易款項結餘。

以下為於各結算日之應付貿易款項賬齡分析：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
未到期	319,505	445,088	417,919	524,123
逾期少於一個月	99,484	116,373	74,518	134,279
逾期一至兩個月	35,422	50,321	27,951	24,491
逾期超過兩個月	178,150	215,838	43,766	21,614
	632,561	827,620	564,154	704,507

本集團貿易及其他應付款項於各結算日之公平價值與其賬面值相若。

29. 貿易及其他應收款項 *(續)*

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。以下為於各結算日之應收貿易款項賬齡分析(扣除減值虧損)：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
未到期	354,824	624,041	548,407	831,989
逾期少於一個月	26,561	52,433	25,996	109,303
逾期一至兩個月	6,916	2,099	4,561	2,016
逾期超過兩個月	9,463	6,452	12,819	12,131
	397,764	685,025	591,783	955,439

本集團貿易應收款項於各結算日之公平價值與其賬面值相若。

30. 持作買賣投資

於各結算日之持作買賣投資包括：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
上市證券：				
一於香港上市之股本證券 *(附註a)*	—	—	—	41,429
一於其他地方上市之股本證券 *(附註a)*	—	—	—	21,818
非上市可兑換票據 *(附註b)*	—	—	—	65,647
	—	—	—	128,894

(a) 該等投資之公平價值乃根據於有關證券交易所提供之所報市場競爭價釐定。

(b) 該金額指本集團於截至二零零五年十二月三十一日止九個月認購之三份可兑換票據之兑換權部份。非上市可兑換票據之公平價值由本公司董事參照獨立估值師行保柏國際評估有限公司進行之估值釐定。

28. 存貨

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
原材料	9,459	6,769	6,781	4,915
在製品	2,702	1,435	1,962	1,772
製成品	493,004	869,205	578,335	869,149
	505,165	877,409	587,078	875,836

於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日，上述存貨包括原材料分別371,000港元、109,000港元、74,000港元及312,000港元，以及製成品分別104,422,000港元、269,854,000港元、97,486,000港元及185,497,000港元，已按其可變現淨值列賬。

29. 貿易及其他應收款項

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
貿易應收款項	463,138	736,279	653,637	1,034,394
減：累計減值	(65,374)	(51,254)	(61,854)	(78,955)
	397,764	685,025	591,783	955,439
其他應收款項	88,845	53,795	174,494	112,322
貿易及其他應收款項總額	486,609	738,820	766,277	1,067,761

26. 收購長期投資之按金 *(續)*

截至二零零五年十二月三十一日止九個月，本集團已向三名獨立第三方支付合共約155,175,000港元，作為收購於中國若干供水業務、採沙業務、河沙開採權業務及物業發展業務權益之投標按金(「具潛力之投資」)。倘於本集團付款後一年內尚未落實收購具潛力之投資之條款及條件，則交易各方將退回該等付款。直至報告日期，收購具潛力之投資之條款及條件尚未與其他訂約方落實。

27. 其他資產

截至二零零四年三月三十一日止年度，該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目，位於中國珠海市斗門區，將由本集團與一獨立第三方共同開發。本集團享有該項目之獨家開發權，並有權取得有關土地作開發用途(「其他資產」)。本集團亦有權按各方議定之代價將其他資產出售予投資者。

截至二零零四年三月三十一日止年度，取得獨家開發權之代價150,000,000港元已由本集團支付，而本集團已就地盤平整工程支付人民幣5,750,000元(相等於約5,425,000港元)，而本集團已按代價約16,000,000港元向獨立第三方出售部分其他資產，出售其他資產之收益淨額約5,660,000港元已於截至二零零四年三月三十一日止年度之綜合收益表內確認。

因本公司董事認為其他資產乃持作銷售，故其他資產所產生之成本值列入流動資產。

董事已參考由獨立估值師行普敦國際評估有限公司所作估值，按二零零四年三月三十一日之公開市值基準評估其他資產之賬面值，且並無識別減值虧損。

截至二零零五年三月三十一日止年度，本集團已按代價39,600,000港元向一獨立第三方出售部分其他資產，出售其他資產收益淨額約2,515,000港元已於截至二零零五年三月三十一日止年度之綜合收益表內確認。

截至二零零五年十二月三十一日止九個月，本集團與獨立第三方訂立多份買賣協議，按總代價約118,800,000港元出售所有其餘其他資產，出售其他資產收益淨額約10,800,000港元已於截至二零零五年十二月三十一日止九個月之綜合收益表內確認。

25. 應收貸款 *(續)*

本集團之應收定息貸款之利率風險及其合約到期日如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
應收定息貸款：				
一年內	9,100	6,387	5,533	20,265

本集團應收貸款之有效利率(相等於合約利率)範圍如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
有效利率：				
應收定息貸款	3.6厘至10厘	3.6厘至10厘	3.6厘至10厘	10厘至20厘
應收浮息貸款	5厘至7.1厘	5厘至7厘	5厘至7.3厘	5.3厘至10.8厘

本集團以有關集團實體功能貨幣以外貨幣計值之應收貸款載列如下：

	美元	新台幣
	千元	*千元*
於二零零五年十二月三十一日	712	40,619
於二零零五年三月三十一日	712	78,000
於二零零四年三月三十一日	823	—
於二零零三年三月三十一日	809	—

本集團於結算日之應收貸款公平價值乃根據利用現行市場利率之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

26. 收購長期投資之按金

截至二零零五年三月三十一日止年度，本集團與一獨立第三方(「賣方」)訂立有條件協議(「港口協議」)，以總代價35,000,000港元收購一項於中國成立之非上市投資項目之股本權益。該項非上市投資項目主要於中國從事港口業務。

於本報告日期，根據港口協議進行之收購非上市投資之盡職審查檢討尚未完成。因此，港口協議之條件尚未達成，故有關交易仍未完成。

24. 可供出售之投資 *(續)*

(c) 截至二零零五年十二月三十一日止九個月，本集團已認購總額達650,000,000港元之三份可兑換票據；該等票據乃分別向(i)祥泰行集團有限公司認購之零息可兑換票據，於二零一零年八月十日到期，贖回款額為本金額之110%；(ii)漢傳媒集團有限公司（前稱瑞力控股有限公司）認購之零息可兑換票據，於二零一零年八月九日到期，贖回款額為本金額之110%；及(iii)和記行（集團）有限公司認購之可兑換票據，按年率7.25厘計息，須每半年支付，於二零零八年九月五日到期。所有該等公司均為公眾上市公司，股份於聯交所上市。本集團已將可兑換票據之所有債務部分類為可供出售之投資，而可兑換票據之兑換權部分則分類為持作買賣投資。

於二零零五年十二月三十一日，債務部分及兑換權部分之公平價值分別約為535,611,000港元及65,647,000港元。因此，債務部分約3,072,000港元之公平價值增加及兑換權部分約51,813,000港元之公平價值減少已分別於股東權益及損益中確認。

25. 應收貸款

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
應收定息貸款	9,100	6,387	5,533	20,265
應收浮息貸款	81,538	36,745	106,318	151,714
應收免息貸款	15,073	2,939	—	—
	105,711	46,071	111,851	171,979
就呈報目的而作出之賬面值分析：				
一年內	95,523	41,173	111,851	171,979
超過一年但不超過兩年	2,351	4,898	—	—
超過兩年但不超過三年	7,837	—	—	—
	105,711	46,071	111,851	171,979

計入二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之應收貸款賬面值為累計減值虧損分別28,056,000港元、39,033,000港元、39,633,000港元及39,633,000港元。

23. 證券投資 *(續)*

c. 截至二零零五年三月三十一日止年度，本集團已按總代價約150,000,000港元出售於富洋之權益。出售虧損淨額約29,712,000港元已於綜合收益表內確認。

於二零零五年三月三十一日，本集團持有下列投資證券作長期策略目的：

- Alfresco Gold Limited 40%*權益，該公司之業務為投資控股，擁有兩間於中國註冊成立之公司之85%權益。該兩間公司之主要業務為廣告設計及製作及提供廣告代理服務。
- 重慶金瀚實業有限公司(前稱重慶冠生園興綠洲食品有限公司) 33%*權益，該公司在中國持有一幅土地。
- Earnbest Holdings Limited之30%*權益，該公司之業務為投資控股，擁有一間於中國註冊成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* 由於本集團對該等投資並無重大影響，故該等投資乃列為投資證券。

d. 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司(「日本亞太債券」，前稱中華城市燃氣集團有限公司)發行之可兑換債券。日本亞太債券按年息1厘計息，於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兑換價(可於兑換時作出有關調整)，將日本亞太債券兑換為日本亞太事業投資有限公司之股份。

24. 可供出售之投資

於二零零五年十二月三十一日之可供出售之投資按非流動資產分析，當中包括：

	於二零零五年十二月三十一日 *千港元*
上市投資：	
－於香港上市之股本證券 *(附註a)*	16,685
非上市投資：	
－股本證券 *(附註b)*	121,165
－債務證券 *(附註c)*	535,611
－會籍	4,938
總額	678,399

附註：

(a) 所有上市投資均按根據由聯交所提供之所報市場競爭價釐定之公平價值列賬。

(b) 非上市股本證券指於中國成立非上市實體之投資，乃於各結算日按成本值減去減值計量，原因為本公司董事認為其公平價值不能可靠地計量。截至二零零五年十二月三十一日止九個月，本公司董事已就該等非上市股本證券進行減值審閱，認為無須作出減值虧損。

23. 證券投資

於二零零三年、二零零四年及二零零五年三月三十一日之投資證券列載如下。於二零零五年四月一日應用香港會計準則第39號後，證券投資已根據香港會計準則第39號重新分類至適當類別（見附註2）。

	投資證券			其他投資			總額		
	於三月三十一日			於三月三十一日			於三月三十一日		
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(附註a)	*(附註b)*	*(附註c)*						
上市證券									
香港	698,407	—	—	108,548	126,114	131,563	806,955	126,114	131,563
海外	—	—	—	984	850	1,058	984	850	1,058
非上市證券									
香港	—	—	—	6,000	6,000	—	6,000	6,000	—
海外／中國	204,573	188,890	123,348	78,388	—	—	282,961	188,890	123,348
非上市債務證券									
香港 *(附註d)*	—	—	—	—	—	12,000	—	—	12,000
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969
上市證券之市值	10,859	—	—	109,532	126,964	132,621	120,391	126,964	132,621
就呈報目的而作出之賬面值分析：									
非流動	887,300	188,890	123,348	330	330	186	887,630	189,220	123,534
流動	15,680	—	—	193,590	132,634	144,435	209,270	132,634	144,435
	902,980	188,890	123,348	193,920	132,964	144,621	1,096,900	321,854	267,969

附註：

a. 於二零零三年三月三十一日，上市投資證券指於中策之14.55%權益，而非上市海外投資證券包括在富洋投資股份有限公司（「富洋」）之8.04%權益及在一間於台灣成立之基建公司（主要於台灣從事建立電訊網絡）（「EBT」）之0.61%權益。富洋由霄宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

b. 截至二零零四年三月三十一日止年度，EBT已按代價15,000,000港元出售。出售虧損淨額約380,000港元已於綜合收益表內確認。

於二零零四年三月三十一日，該金額乃指富洋之8.04%權益。

22A. 應收聯營公司款項

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應收聯營公司款項之公平價值與相應之賬面值相若。

22B. 應付一間聯營公司款項

該等金額為無抵押、免息及須按要求償還。於二零零五年十二月三十一日之應付一間聯營公司款項之公平價值與相應之賬面值相若。

22. **聯營公司權益** *(續)*

f. 有關本集團聯營公司之概要財務資料列載如下：

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
資產總值	1,264,576	3,366,013	3,452,648	3,331,625
負債總額	(679,846)	(1,307,787)	(1,308,483)	(1,203,568)
資產淨值	584,730	2,058,226	2,144,165	2,128,057
本集團應佔聯營公司資產淨值	237,865	874,174	632,201	636,452

g.

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
收入	926,817	756,681	898,270	715,748	630,559
年／期內虧損	(170,131)	(491,459)	(184,410)	(192,213)	(55,664)
本集團應佔年／期內聯營公司虧損	(36,367)	(59,857)	(64,909)	(59,175)	(20,032)

h. 本集團已終止確認其應佔若干聯營公司之虧損。未確認應佔該等聯營公司之虧損(摘錄自聯營公司有關經審核財務報表)如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
年／期內之未確認應佔聯營公司虧損	(19,230)	—	—	—	—
累計未確認應佔聯營公司虧損	(19,230)	(19,230)	(19,230)	(19,230)	(19,230)

22. 聯營公司權益 *(續)*

e. 本集團之主要聯營公司於各結算日之詳情如下：

聯營公司名稱	企業結構形式	註冊成立／營運地點	本公司應佔股本權益比例 於三月三十一日 二零零三年	二零零四年	二零零五年	於二零零五年十二月三十一日	主要業務
			%	%	%	%	
中策	企業	香港	—	29.36	29.36	29.36	投資控股
普威	企業	新加坡	27.45	27.45	21.71	24.26	供應家用消費品

中策乃於香港上市之公司，其財政年度結算日為十二月三十一日。於採用權益會計法時，本集團只有中策已刊發之財務資料可供運用。因此，本集團應佔中策於二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益，乃根據中策於二零零三年、二零零四年及二零零五年十二月三十一日之資產淨值及中策成為本集團聯營公司當日起至各結算日之業績計算。

普威乃於新加坡共和國上市之公司，其財政年度結算日為十二月三十一日。本集團應佔普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之權益，乃根據普威於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日之資產淨值(摘錄自普威已刊發之財務資料)及普威成為本集團聯營公司當日起至各結算日之業績計算。

上表列載之本集團聯營公司，乃董事認為主要影響本集團於有關期間之業績或構成本集團各財政年度末資產淨值重大部份之公司。董事認為，詳載其他聯營公司會導致篇幅過於冗長。

於二零零五年三月十日，本集團及中策另一主要股東保華集團有限公司(前稱保華德祥建築集團有限公司)(「保華」)與一獨立第三方訂立一份股份銷售協議，內容有關以總代價約52,000,000港元出售中策合共270,000,000股股份(佔本集團及保華各自持有之中策15.3%權益或135,000,000股股份)(「建議出售」)。待中策完成建議之集團重組(「中策重組」)後，建議出售方告完成。

於二零零五年四月十九日，中策與本公司聯合宣佈中策重組之資料，倘獲批准及付諸實行，將導致(i)中策繼續保持公眾上市公司之地位，其附屬公司專注於電池產品製造及貿易、證券及物業投資，以及非上市投資項目；(ii)於中策重組完成後，中策旗下經營物業發展及投資控股業務之所有其他附屬公司，以及中策旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務將收歸群龍投資有限公司(「群龍」)(中策之一間全資附屬公司)及其附屬公司旗下；及(iii)股本重組合併後以實物方式向於待定記錄日期當時之中策股東分派群龍股份，基準為每持有一股中策股份將收取一股群龍股份。

同日，本集團擬收購群龍之額外權益(「建議收購」)，惟須待中策重組完成後方可作實。建議收購已於二零零五年十月十七日經本公司股東批准。

建議出售及建議收購之詳情載於本公司於二零零五年九月十四日刊發之通函。是次交易於本報告日期尚未完成。

22. 聯營公司權益 *(續)*

d. 收購一間聯營公司產生之負商譽：

	千港元
毛額	
於二零零三年及二零零四年三月三十一日	—
增項	(233)
於二零零五年三月三十一日	(233)
應用香港財務報告準則第3號時撇除累計變現 *(見附註2)*	233
於二零零五年十二月三十一日	—
變現	
於二零零三年及二零零四年三月三十一日	—
年內解除	(8)
於二零零五年三月三十一日	(8)
應用香港財務報告準則第3號時撇除毛額 *(見附註2)*	8
於二零零五年十二月三十一日	—
賬面值	
於二零零五年十二月三十一日	—
於二零零五年三月三十一日	(225)
於二零零四年三月三十一日	—
於二零零三年三月三十一日	—

直至二零零五年三月三十一日，負商譽按直線法於10年內解除至收入。由二零零五年四月一日起，先前計入聯營公司權益之賬面值達225,000港元之所有負商譽已於應用香港財務報告準則第3號（附註2）後在二零零五年四月一日終止確認。

22. 聯營公司權益 *(續)*

c. 於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別計入聯營公司投資之商譽為65,520,000港元、256,629,000港元、51,094,000港元及38,979,000港元，乃因於有關期間收購聯營公司而產生。商譽變動列載如下：

	千港元
成本值	
增項及於二零零三年三月三十一日之結存	72,132
增項	208,760
於二零零四年及二零零五年三月三十一日	280,892
應用香港財務報告準則第3號時撇除累計攤銷（見附註2）	(229,798)
增項	2,276
於二零零五年十二月三十一日	53,370
攤銷及減值	
本年度準備及於二零零三年三月三十一日之結存	6,612
本年度準備	17,651
於二零零四年三月三十一日	24,263
本年度準備	28,089
本年度確認之減值虧損	177,446
於二零零五年三月三十一日	229,798
應用香港財務報告準則第3號時撇除成本（見附註2）	(229,798)
本期間確認之減值虧損	14,391
於二零零五年十二月三十一日	14,391
賬面值	
於二零零五年十二月三十一日	38,979
於二零零五年三月三十一日	51,094
於二零零四年三月三十一日	256,629
於二零零三年三月三十一日	65,520

直至二零零五年三月三十一日，商譽之攤銷期為十年。

22. 聯營公司權益 *(續)*

附註：

a. 於二零零三年三月三十一日，列入證券投資之約698,400,000港元之款項，乃指本集團於中策之14.55%股本權益。中策及其附屬公司主要從事製造、物業發展及投資、經營酒店、建築及相關業務、提供旅行團、運輸及其他相關服務。

截至二零零四年三月三十一日止年度，本集團以代價約19,300,000港元收購中策之16.65%額外權益。因此，於中策之投資增至31.20%，並由證券投資重新分類為聯營公司權益。

截至二零零五年三月三十一日止年度，由於本集團行使中策之購股權，故於中策之股本權益由31.20%攤薄至29.36%。

於二零零五年三月三十一日及二零零五年十二月三十一日，本集團持有中策29.36%股本權益。

b. 借予一間聯營公司貸款為無抵押及無固定還款期。除於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日分別7,516,000港元、1,336,000港元、1,331,000港元及1,331,000港元之款項須按當時市場利率計算利息外，其餘均為免息。

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度，應收聯營公司款項為無抵押、免息及並無固定還款期。該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團借予一間聯營公司之貸款及應收聯營公司款項於結算日之公平價值乃根據利用現行市場利率貼現之估計未來現金流動現值釐定，與應收貸款之賬面值相若。

21. 無形資產 *(續)*

「Memorex」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據公平價值減出售成本計算法釐定；當中之公平價值乃參照出售事項所協定之初步代價，而出售成本則參照協議之其他條款。鑑於本集團於二零零六年一月二十六日刊發之公佈所載之現時估計代價淨額約2,454,000,000港元，商譽及商標許可證無須考慮減值。

「Dysan」及「Precision」商用名稱之電腦相關產品貿易現金產生單位之可收回金額根據使用中之價值計算法釐定。使用中之價值之主要假設為關於收購日起至二零零五年十二月三十一日期間貼現率、增長率及預期售價及直接成本變動之假設。管理層利用徵稅前稅率估計貼現率，該稅率反映現時市場對金錢時值之評估，以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。售價及直接成本變動乃基於過往慣例及預期日後之市場變動。

根據管理層批准來自未來四年之最近期財務預算所產生之現金流量預測，以貼現率約11.5%計算，已識別之減值虧損為164,667,000港元，並已於截至二零零五年十二月三十一日止九個月綜合收益表中確認。

22. 聯營公司權益

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
下列聯營公司投資成本：				
－在香港上市 *(附註a)*	—	508,994	508,994	508,994
－在海外上市	211,612	211,162	195,736	200,024
－非上市	25,904	26,354	6,579	6,579
應佔收購後虧損及儲備，扣除已收股息	(65,171)	(128,965)	(129,977)	(118,124)
收購聯營公司之商譽減攤銷 *(附註c)*	65,520	256,629	51,094	38,979
收購一間聯營公司產生之負商譽減變現 *(附註d)*	—	—	(225)	—
	237,865	874,174	632,201	636,452
借予聯營公司貸款減準備 *(附註b)*	7,651	1,361	1,331	1,331
應收聯營公司款項 *(附註b)*	25,846	30,874	2,197	—
	271,362	906,409	635,729	637,783
上市股份之公平價值	134,561	320,500	299,240	387,859

21. 無形資產 *(續)*

截至二零零四年三月三十一日止年度，董事已檢討收購珠海錦興所產生商譽之賬面值4,598,000港元，已識別之減值虧損為4,598,000港元，並已於綜合收益表中扣除。

由二零零五年四月一日起採納香港財務報告準則第3號後，本集團已終止攤銷上述因二零零一年四月一日後進行收購所產生之商譽，而商譽則會每年進行減值測試。

b. 截至二零零五年三月三十一日止年度，該金額為二零零五年一月一日後收購賣方額外1.6%權益所產生之商譽。根據香港財務報告準則第3號，約24,430,000港元之商譽無須攤銷。

截至二零零五年十二月三十一日止九個月，商譽增項約623,000港元乃歸因於收購Createsuccess全部權益及Sino Partner 83%股本權益。

c. 於二零零二年四月一日，該金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證，並按直線法於二十年內攤銷。

截至二零零四年三月三十一日止年度，本集團根據獨立估值師行中證評估有限公司進行之估值，按代價190,000,000港元向一獨立第三方收購「Dysan」及「Precision」商標許可證。商標許可證按直線法於十年內攤銷。本集團現正於有關司法管轄區辦理該等商標許可證之登記手續。

由二零零五年四月一日起採納香港會計準則第38號後，本集團已重新評估商標許可證之可用年期，並得出結論為賬面總值約226,687,000港元之商標許可證擁有無限可用年期，無須攤銷，惟須每年進行減值測試。

d. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

截至二零零五年十二月三十一日止九個月，商譽及商標許可證之減值測試如下：

	商譽	商標許可證
	千港元	*千港元*
電腦相關產品貿易 －「Memorex」品牌	167,908	62,020
中國之港口業務投資	623	—
電腦相關產品貿易 －「Dysan」及「Precision」品牌	—	164,667
	168,531	226,687

商譽及商標許可證之賬面值分配至「Memorex」以及「Dysan」及「Precision」商用名稱之電腦相關產品貿易，以及中國之港口業務投資之個別現金產生單位。

21. 無形資產 *(續)*

	二零零五年一月一日前收購產生之商譽	二零零五年一月一日後收購產生之商譽	商標許可證	專利權	總額
	千港元	千港元	千港元	千港元	千港元
	(附註a)	*(附註b)*	*(附註c)*	*(附註d)*	
出售一間附屬公司部分股權時撇除	(6,075)	—	—	—	(6,075)
於二零零四年三月三十一日	117,253	—	31,065	470	148,788
本年度準備	26,693	—	23,566	807	51,066
於二零零五年三月三十一日	143,946	—	54,631	1,277	199,854
應用香港財務報告準則第3號時撇銷成本	(143,946)	—	(54,631)	—	(198,577)
本期間準備	—	—	—	605	605
於二零零五年十二月三十一日	—	—	—	1,882	1,882
賬面值					
於二零零五年十二月三十一日	143,478	25,053	62,020	6,183	236,734
於二零零五年三月三十一日	143,478	24,430	226,687	6,788	401,383
於二零零四年三月三十一日	170,171	—	250,253	7,595	428,019
於二零零三年三月三十一日	266,721	—	71,152	—	337,873

附註：

a. 於二零零二年四月一日，該金額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽。

截至二零零三年三月三十一日止年度，商譽增項約201,572,000港元乃歸因於增購賣方14.9%權益。該商譽乃按直線法平均在十七年內攤銷。

截至二零零四年三月三十一日止年度，商譽增項約4,598,000港元乃歸因於收購珠海錦興全部權益，而本集團亦已將其於賣方之權益減少23.5%，賬面淨值約63,782,000港元之商譽已於減少權益相應解除。

21. 無形資產

	二零零五年一月一日前收購產生之商譽	二零零五年一月一日後收購產生之商譽	商標許可證	專利權	總額
	千港元	千港元	千港元	千港元	千港元
	(附註a)	(附註b)	(附註c)	(附註d)	
成本值					
於二零零二年四月一日	153,093	—	91,318	—	244,411
增項	201,572	—	—	—	201,572
於二零零三年三月三十一日					
－如先前呈報	354,665	—	91,318	—	445,983
－採納會計實務準則第12號(經調整)時調整	(1,982)	—	—	—	(1,982)
－經重列	352,683	—	91,318	—	444,001
收購一間附屬公司時產生	4,598	—	—	—	4,598
增項	—	—	190,000	8,065	198,065
出售一間附屬公司部分股權時撇除	(69,857)	—	—	—	(69,857)
於二零零四年三月三十一日	287,424	—	281,318	8,065	576,807
增購一間附屬公司權益時產生	—	24,430	—	—	24,430
於二零零五年三月三十一日	287,424	24,430	281,318	8,065	601,237
應用香港財務報告準則第3號時撇銷累計攤銷	(143,946)	—	(54,631)	—	(198,577)
增項	—	623	—	—	623
商標許可證之減值虧損	—	—	(164,667)	—	(164,667)
於二零零五年十二月三十一日	143,478	25,053	62,020	8,065	238,616
攤銷					
於二零零二年四月一日	76,190	—	15,600	—	91,790
本年度準備	9,772	—	4,566	—	14,338
於二零零三年三月三十一日	85,962	—	20,166	—	106,128
本年度準備	32,768	—	10,899	470	44,137
於綜合收益表確認之減值虧損	4,598	—	—	—	4,598

20. 物業、機器及設備 *(續)*

本集團之土地及樓宇包括

	於三月三十一日			於二零零五年十二月三十一日
	二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*
香港以外地區：				
於中國其他地區之中期租約物業	25,978	25,050	24,122	23,426
於台灣之永久業權物業	12,151	12,392	13,378	12,351
於澳門之中期租約物業	1,100	—	—	—
	39,229	37,442	37,500	35,777

一九九四年於中國其他地區之中期租約土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日之賬面值分別應為21,862,000港元、21,157,000港元、20,452,000港元及19,923,000港元。

於二零零三年、二零零四年及二零零五年三月三十一日，物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額分別為2,660,000港元、1,985,000港元及510,000港元。

截至二零零四年三月三十一日止年度，本集團按代價1,100,000港元出售位於澳門之一項物業。因此，截至二零零三年三月三十一日止年度已參照其後售價就土地及樓宇確認1,305,000港元之減值虧損。

20. 物業、機器及設備 *(續)*

	土地及樓宇	機器及機械	模具	傢俱、裝置及設備	汽車	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本集團						
折舊、攤銷及減值						
於二零零二年四月一日	7,223	34,454	3,375	36,277	2,819	84,148
外幣調整	(1)	—	78	1,439	1	1,517
本年度準備	1,090	3,413	1,225	13,742	1,801	21,271
於收益表確認之減值虧損	1,305	—	—	—	—	1,305
出售時撇除	—	—	(1,723)	(2,920)	(220)	(4,863)
於二零零三年三月三十一日	9,617	37,867	2,955	48,538	4,401	103,378
外幣調整	7	—	—	2,682	4	2,693
本年度準備	1,012	1,470	7	15,968	1,175	19,632
出售時撇除	(2,056)	—	—	(4,456)	(1,928)	(8,440)
於二零零四年三月三十一日	8,580	39,337	2,962	62,732	3,652	117,263
外幣調整	31	—	—	(4,262)	24	(4,207)
本年度準備	1,014	1,106	8	16,886	771	19,785
出售及撤銷時撇除	—	—	—	(14,970)	(1,864)	(16,834)
出售一間附屬公司時撇除	—	—	—	(2,328)	—	(2,328)
於二零零五年三月三十一日	9,625	40,443	2,970	58,058	2,583	113,679
外幣調整	(32)	—	—	(375)	(28)	(435)
本期間準備	762	323	1	8,014	322	9,422
出售及撤銷時撇除	—	—	—	(601)	(42)	(643)
出售一間附屬公司時撇除	—	—	—	(86)	—	(86)
於二零零五年十二月三十一日	10,355	40,766	2,971	65,010	2,835	121,937
賬面淨值						
於二零零五年十二月三十一日	35,777	2,803	—	32,893	1,523	72,996
於二零零五年三月三十一日	37,500	3,126	1	28,128	1,802	70,557
於二零零四年三月三十一日	37,442	4,232	9	35,410	2,410	79,503
於二零零三年三月三十一日	39,229	5,702	16	35,674	3,491	84,112

20. 物業、機器及設備

	土地及樓宇	機器及機械	模具	傢俱、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
成本值或估值						
於二零零二年四月一日	48,901	43,569	5,160	70,149	8,111	175,890
外幣調整	(55)	—	243	2,035	10	2,233
增項	—	—	—	18,699	748	19,447
出售	—	—	(2,432)	(6,671)	(977)	(10,080)
於二零零三年三月三十一日	48,846	43,569	2,971	84,212	7,892	187,490
外幣調整	331	—	—	3,473	9	3,813
增項	—	—	—	16,518	1,208	17,726
出售	(3,155)	—	—	(6,061)	(3,047)	(12,263)
於二零零四年三月三十一日	46,022	43,569	2,971	98,142	6,062	196,766
外幣調整	1,103	—	—	(4,882)	37	(3,742)
增項	—	—	—	13,528	701	14,229
出售及撇銷	—	—	—	(16,791)	(2,415)	(19,206)
出售一間附屬公司	—	—	—	(3,811)	—	(3,811)
於二零零五年三月三十一日	47,125	43,569	2,971	86,186	4,385	184,236
外幣調整	(993)	—	—	(525)	(42)	(1,560)
增項	—	—	—	13,085	250	13,335
出售及撇銷	—	—	—	(693)	(235)	(928)
出售一間附屬公司	—	—	—	(150)	—	(150)
於二零零五年十二月三十一日	46,132	43,569	2,971	97,903	4,358	194,933
成本值或估值分析：						
於二零零三年三月三十一日						
成本值	20,639	43,569	2,971	84,212	7,892	159,283
估值	28,207	—	—	—	—	28,207
	48,846	43,569	2,971	84,212	7,892	187,490
於二零零四年三月三十一日						
成本值	17,815	43,569	2,971	98,142	6,062	168,559
估值	28,207	—	—	—	—	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
於二零零五年三月三十一日						
成本值	18,918	43,569	2,971	86,186	4,385	156,029
估值	28,207	—	—	—	—	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
於二零零五年十二月三十一日						
成本值	17,925	43,569	2,971	97,903	4,358	166,726
估值	28,207	—	—	—	—	28,207
	46,132	43,569	2,971	97,903	4,358	194,933

19. 每股(虧損)盈利

截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月，每股基本(虧損)盈利乃分別按母公司股本持有人應佔年／期內虧損648,620,000港元、溢利13,300,000港元、虧損161,862,000港元、溢利4,094,000港元(未經審核)及虧損127,102,000港元，以及截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度及截至二零零四年及二零零五年十二月三十一日止九個月已發行股份之加權平均數分別160,303,174股、164,239,677股、198,244,118股、189,936,529股及224,286,960股計算。

計算截至二零零三年及二零零五年三月三十一日止年度以及截至二零零五年十二月三十一日止九個月之每股攤薄虧損並無假設本公司之購股權已獲行使，原因是行使購股權會導致每股虧損減少。

計算截至二零零四年三月三十一日止年度及截至二零零四年十二月三十一日止九個月之每股攤薄盈利並無假設本公司未行使之購股權已獲行使，原因是該等購股權之行使價高於該年度每股平均市價。

截至二零零三年三月三十一日止年度因採納會計實務準則第12號(經修訂)而對每股基本虧損之比較數字作出之調整，並無對截至二零零三年三月三十一日止年度之每股基本虧損構成重大影響，故並無相應重列每股基本虧損。

下表概述下列事項對每股基本盈利之影響：

每股(虧損)盈利－基本	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	港元	*港元*	*港元*	*港元*	*港元*
調整前之呈報數字	(4.05)	0.08	(0.81)	0.02	(0.44)
會計政策變動產生之調整 *(附註3)*	—	—	(0.01)	—	(0.13)
重列	(4.05)	0.08	(0.82)	0.02	(0.57)

17. 董事及僱員酬金 *(續)*

(b) 僱員酬金 *(續)*

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向五位最高薪人士支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵或離職補償。

18. 股息

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
末期，已派－二零零五年每股6港仙(可選擇以股代息)(二零零四年：每股6港仙；二零零三年：每股2港仙；二零零二年：無)	—	3,206	11,193	11,193	13,418
中期，已派－二零零四年每股5港仙	—	8,015	—	—	—
中期，擬派－每股4港仙(可選擇以股代息)	—	—	—	—	9,045
	—	11,221	11,193	11,193	22,463

17. 董事及僱員酬金（續）

(b) 僱員酬金

截至二零零三年三月三十一日止年度、截至二零零四年及二零零五年三月三十一日止兩個年度各年、截至二零零四年十二月三十一日止九個月及截至二零零五年十二月三十一日止九個月，本集團五位最高薪人士分別包括本公司兩名董事、一名董事、一名董事及一名董事，彼等之酬金詳情已呈列於上文(a)。其餘最高薪人士之酬金總額如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
薪金及其他福利	8,802	9,788	9,916	7,519	7,966
與表現有關之獎金	1,064	3,307	3,898	3,800	5,698
退休福利計劃	50	381	252	169	185
加入時獎金	–	–	–	–	–
	9,916	13,476	14,066	11,488	13,849

	僱員人數				
	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
				(未經審核)	
1,500,001港元至2,000,000港元	—	—	—	2	1
2,000,001港元至2,500,000港元	1	2	2	1	2
2,500,001港元至3,000,000港元	—	—	1	—	—
3,000,001港元至3,500,000港元	—	1	—	—	—
3,500,001港元至4,000,000港元	2	—	—	—	—
5,500,001港元至6,000,000港元	—	1	—	1	—
7,000,001港元至7,500,000港元	—	—	1	—	—
7,500,001港元至8,000,000港元	—	—	—	—	1
	3	4	4	4	4

17. 董事及僱員酬金 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
董事袍金	—	—	49	—	74
其他酬金：					
薪金及其他福利	7,175	4,952	3,778	2,850	2,904
退休福利計劃供款	378	130	104	78	79
	7,553	5,082	3,931	2,928	3,057
支付予本公司附屬公司前任董事之離職補償	—	625	—	—	—
	7,553	5,707	3,931	2,928	3,057

本集團於有關期間及截至二零零四年十二月三十一日止九個月並無向任何董事支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵。

各董事於有關期間內概無放棄任何酬金。

17. 董事及僱員酬金 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
馬慧敏					
袍金	—	—	不適用	不適用	不適用
其他酬金：					
薪金及其他福利	—	—	不適用	不適用	不適用
退休福利計劃供款	—	—	不適用	不適用	不適用
	—	—	不適用	不適用	不適用
施熙德					
袍金	—	—	—	—	—
其他酬金：					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—
馬時亨					
袍金	—	不適用	不適用	不適用	不適用
其他酬金：					
薪金及其他福利	—	不適用	不適用	不適用	不適用
退休福利計劃供款	—	不適用	不適用	不適用	不適用
	—	不適用	不適用	不適用	不適用

17. 董事及僱員酬金 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
冼志輝					
袍金	不適用	不適用	不適用	不適用	—
其他酬金：					
薪金及其他福利	不適用	不適用	不適用	不適用	—
退休福利計劃供款	不適用	不適用	不適用	不適用	—
	不適用	不適用	不適用	不適用	—
張國華					
袍金					
其他酬金：					
薪金及其他福利	3,625	1,126	不適用	不適用	不適用
退休福利計劃供款	166	26	不適用	不適用	不適用
	3,791	1,152	不適用	不適用	不適用
支付予本公司附屬公司前任董事之離職補償	—	625	不適用	不適用	不適用
	3,791	1,777	不適用	不適用	不適用
曾令嘉					
袍金	—	—	—	—	不適用
其他酬金：					
薪金及其他福利	—	—	—	—	不適用
退休福利計劃供款	—	—	—	—	不適用
	—	—	—	—	不適用

17. 董事及僱員酬金 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
張漢傑					
袍金	—	—	—	—	—
其他酬金：					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—
郭嘉立					
袍金	不適用	—	24	12	36
其他酬金：					
薪金及其他福利	不適用	—	—	—	—
退休福利計劃供款	不適用	—	—	—	—
	不適用	—	24	12	36
黃景霖					
袍金	不適用	不適用	25	12	38
其他酬金：					
薪金及其他福利	不適用	不適用	—	—	—
退休福利計劃供款	不適用	不適用	—	—	—
	不適用	不適用	25	12	38
袁天凡					
袍金	—	—	—	—	—
其他酬金：					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—

17. 董事及僱員酬金 *(續)*

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
				(未經審核)	
陳國鴻					
袍金	—	—	—	—	—
其他酬金：	—	—	—	—	—
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—
霍建寧					
袍金	—	—	—	—	—
其他酬金：					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—
葉德銓					
袍金	—	—	—	—	—
其他酬金：					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—

17. 董事及僱員酬金

(a) 董事酬金

已付或應付予各12名(二零零三年三月三十一日:13名;二零零四年三月三十一日:13名;二零零五年三月三十一日:12名及二零零四年十二月三十一日:12名)董事之酬金如下:

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
陳國強					
袍金	—	—	—	—	—
其他酬金:					
薪金及其他福利	—	—	—	—	—
退休福利計劃供款	—	—	—	—	—
	—	—	—	—	—
Yap, Allan					
袍金	—	—	—	—	—
其他酬金:					
薪金及其他福利	2,400	2,400	2,400	1,800	1,800
退休福利計劃供款	120	12	12	9	9
	2,520	2,412	2,412	1,809	1,809
呂兆泉					
袍金	—	—	—	—	—
其他酬金:					
薪金及其他福利	1,150	1,426	1,378	1,050	1,104
退休福利計劃供款	92	92	92	69	70
	1,242	1,518	1,470	1,119	1,174

15. 所得稅支出 *(續)*

截至二零零五年十二月三十一日止九個月，一間於美國經營之主要附屬公司須按稅率41%(二零零三年三月三十一日：39.8%；二零零四年三月三十一日：41%；二零零五年三月三十一日：41%；二零零四年十二月三十一日：41%)就美國應課稅溢利繳納美國企業稅。由於本集團之主要溢利來自該附屬公司，故應採用稅率41%(二零零三年三月三十一日：39.8%；二零零四年三月三十一日：41%；二零零五年三月三十一日：41%；二零零四年十二月三十一日：41%)進行稅項調整。

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

16. 年／期內(虧損)溢利

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元	千港元
				(未經審核)	
年內(虧損)溢利已扣除(計入)以下各項：					
員工成本(包括董事酬金)：					
薪金及其他福利	151,729	170,261	170,850	125,098	121,871
退休福利計劃供款	3,854	3,160	3,178	2,391	2,320
	155,583	173,421	174,028	127,489	124,191
折舊及攤銷：					
無形資產攤銷(包括在行政開支內)	14,338	44,137	51,066	38,300	605
物業、機器及設備之折舊及攤銷	21,271	19,632	19,785	13,807	9,422
	35,609	63,769	70,851	52,107	10,027
呆壞賬準備	36,534	3,208	22,269	14,662	1,532
應收貸款準備	22,056	16,653	8,338	5,469	—
應收孖展貸款準備(準備回撥)	2,429	5,300	(2,387)	—	620
滯銷及陳舊存貨準備	12,277	24,679	25,588	3,084	19,449
核數師酬金	7,003	9,204	8,490	4,778	5,620
其他投資之已變現虧損(收益)淨額／出售持作買賣投資之虧損	83,926	(3,975)	(44,940)	(45,554)	(21,008)
出售物業、機器及設備之虧損(收益)	3,373	696	1,098	(258)	108

15. 所得稅支出 *(續)*

有關期間所得稅支出與綜合收益表中除所得稅前(虧損)溢利對賬如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
除所得稅前(虧損)溢利	(574,444)	135,245	17,159	133,667	(120,318)
按適用税率41%計算之稅項(二零零三年三月三十一日：39.8%；二零零四年三月三十一日：41%；二零零五年三月三十一日：41%；二零零四年十二月三十一日：41%)	(228,629)	55,450	7,035	54,803	(49,330)
應佔聯營公司業績之稅務影響	14,465	24,539	26,612	24,262	8,213
不須繳稅收入之稅務影響	(35,289)	(4,949)	(11,596)	(9,429)	(3,499)
不能扣稅支出之稅務影響	154,753	66,915	93,530	(7,354)	85,800
未確認稅項虧損之稅務影響	23,379	1,501	16,434	13,089	17,133
使用先前未確認稅項虧損	(63,843)	(43,228)	(7,308)	(3,602)	(3,665)
使用先前未確認遞延稅項資產	22,307	(24,996)	(319)	1,520	(811)
先前已確認遞延稅項資產回撥	—	—	27,273	27,273	—
確認過往年度未確認及未使用之稅項虧損	—	(24,483)	—	—	—
過往年度超額準備	141	(112)	—	—	—
於其他司法管轄區經營之附屬公司之不同稅率之影響	147,744	(26,273)	(31,551)	(11,997)	5,476
由稅率增加造成之期初遞延稅項負債增加	—	(118)	—	—	—
其他	(2,828)	1,223	(2,713)	1,863	1,757
本年度所得稅支出	32,200	25,469	117,397	90,428	61,074

香港利得稅就截至二零零四年及二零零五年三月三十一日止年度及截至二零零四年及二零零五年十二月三十一日止九個月估計應課稅溢利按17.5%稅率計算，而截至二零零三年三月三十一日止年度則按16%稅率計算。由於在香港經營之附屬公司之應課稅溢利全由結轉之稅項虧損所抵銷，故並無於截至二零零四年三月三十一日止年度以及截至二零零四年及二零零五年十二月三十一日止九個月之財務報表中作出香港利得稅準備。

14. 出售附屬公司及聯營公司之收益(虧損)淨額

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
出售附屬公司之收益(虧損)	25	(1,282)	3,504	2,991	6,694
出售一間附屬公司部分權益之收益	—	28,594	—	—	—
被視為出售聯營公司權益之虧損淨額	—	(16,935)	(19,251)	(19,251)	—
出售聯營公司權益之(虧損)收益	—	—	—	(10)	4,084
	25	10,377	(15,747)	(16,270)	10,778

15. 所得稅支出

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
現時稅項：					
香港利得稅					
現時稅項	141	—	79	—	—
過往年度超額準備	—	(112)	—	—	—
海外	31,773	46,378	100,157	129,339	87,984
	31,914	46,266	100,236	129,339	87,984
遞延稅項 *(附註37)*					
本年度	286	(20,679)	17,161	(38,911)	(26,910)
稅率變動應佔	—	(118)	—	—	—
	286	(20,797)	17,161	(38,911)	(26,910)
	32,200	25,469	117,397	90,428	61,074

13. 因收購一間聯營公司而產生之商譽之減值虧損

a. 於截至二零零三年三月三十一日止年度，本公司董事已參照一間聯營公司鼎營科技股份有限公司(「鼎營」)之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值(已於往年在資本儲備中列為借項)。該聯營公司於台灣註冊成立，主要從事電子產品及其他周邊設備之推銷。根據當前市況、鼎營之經營業績及折現現金流量預測，104,585,000港元減值虧損獲確立並於綜合收益表中確認。

b. 於截至二零零五年三月三十一日止年度，本公司董事已參照另一間聯營公司中策集團有限公司(「中策」)之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於香港註冊成立，其股份於聯交所上市。經考慮當前市況及中策之經營業績，177,446,000港元減值虧損獲確立並於綜合收益表中確認。

c. 截至二零零五年十二月三十一日止九個月，本公司董事已參照另一間聯營公司普威集團有限公司(「普威」)之財務表現及業務運作，檢討往年收購該聯營公司時產生之商譽之賬面值。該聯營公司於新加坡共和國註冊成立，其股份於新加坡證券交易所上市，主要從事糧食及家居消費品供應。就普威之消費業務及保健業務分類而言，商譽之賬面值已分配至現金產生單位。

現金產生單位之可收回金額乃按照使用中之價值作基準釐定。彼等之可收回金額乃根據若干主要假設。計算使用中之價值乃使用來自未來三年之最近期財務預算所產生之現金流量預測，以貼現率約10%計算。管理層利用徵稅前稅率估計貼現率，該稅率反映現時市場對金錢時值之評估，以及該現金產生單位之特有風險。有關增長率乃根據業內增長預測所計算。

經考慮現行市況及利用貼現率約10%計算之現金流量預測，已識別之減值虧損為14,391,000港元，並已於綜合收益表中確認。

11. 其他經營開支

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
持有其他投資之未變現虧損淨額	26,482	—	—	—	—
持有作買賣投資公平價值減少	—	—	—	—	75,215
撇銷應收長期貸款及利息	10,821	—	—	—	—
物業、機器及設備之減值虧損	1,305	—	—	—	—
收購一間附屬公司所產生商譽之減值虧損	—	4,598	—	—	—
出售投資證券之虧損	—	—	29,712	—	—
	38,608	4,598	29,712	—	75,215

12. 財務費用

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
須於五年內悉數償還之借款利息：					
－銀行貸款及透支	10,458	12,070	5,722	5,011	12,051
－其他貸款	20,360	13,229	11,875	8,739	38,562
－融資租約	244	587	99	81	24
無須於五年內悉數償還之銀行借款利息	607	554	502	393	315
	31,669	26,440	18,198	14,224	50,952

9. 分類資料 *(續)*

分類資產與物業、機器及設備賬面值增項按該等資產所處地理區域列表分析如下：

	分類資產之賬面值				物業、機器及設備增項			
	於三月三十一日			於二零零五年十二月三十一日	截至三月三十一日止年度			截至二零零五年十二月三十一日止九個月
	二零零三年	二零零四年	二零零五年		二零零三年	二零零四年	二零零五年	
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
香港	1,265,517	1,249,153	1,349,581	1,758,593	4,359	1,742	501	183
北美	905,828	1,180,872	1,118,220	1,655,073	10,843	10,944	11,311	11,534
歐洲	184,075	392,483	257,408	210,114	4,080	4,717	2,111	1,314
台灣	291,384	253,034	49,178	60,071	124	234	294	278
其他	269,756	404,195	462,365	402,987	41	89	12	25
	2,916,560	3,479,737	3,236,752	4,086,838	19,447	17,726	14,229	13,334

因無形資產及遞延税項資產不適用於劃入地域分類，故於二零零三年、二零零四年及二零零五年三月三十一日以及二零零五年十二月三十一日分別價值337,873,000港元、428,019,000港元、401,383,000港元及236,734,000港元之無形資產及13,298,000港元、35,480,000港元、18,418,000港元及45,440,000港元之遞延税項資產未列入於分類資產賬面值分析表。

10. 其他經營收入

其他經營收入包括下列項目：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
銀行存款之利息	720	2,938	1,427	2,913	1,771
應收貸款之利息	37,287	18,283	21,130	12,473	30,866
應收聯營公司貸款之利息	639	1,507	94	70	85
匯兑收益淨額	18,974	31,467	324	—	—
互聯網服務收入	5,262	3,363	3,096	2,484	366
專利收入	3,063	2,722	2,787	2,127	1,147
持有其他投資之未變現收益淨額	—	16,829	17,223	11,471	—
出售證券投資之收益淨額	—	9,577	—	—	—
租金收入	—	11,568	27,672	20,685	19,821
買賣衍生財務工具之收益淨額	—	—	15,100	15,100	—
豁免一名第三方之債項	—	—	14,415	—	—
管理費收入	5,778	8,138	3,573	2,311	2,409

9. **分類資料** *(續)*

	電腦相關產品貿易	**企業**	**綜合**
	千港元	*千港元*	*千港元*
其他資料			
截至二零零四年十二月三十一日止九個月(未經審核)			
資本開支	7,519	12	7,531
折舊及攤銷	49,960	2,145	52,105

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行；證券買賣主要於香港進行，及物業發展及買賣主要於中國進行。

本集團之銷售收入按地域市場列表分析如下(不管貨品／服務來源)：

	按地域市場銷售收入				
	截至三月三十一日止年度			**截至十二月三十一日止九個月**	
	二零零三年	**二零零四年**	**二零零五年**	**二零零四年**	**二零零五年**
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
北美	3,483,037	4,222,099	4,834,806	3,807,021	3,868,906
歐洲	484,362	564,896	581,085	443,959	312,407
其他	195,405	238,935	260,568	183,144	342,170
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. **分類資料**（續）

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	千港元	千港元	千港元	千港元
截至二零零四年十二月三十一日止九個月（未經審核）					
收入					
外部銷售	2,962,703	1,392,577	78,844	—	4,434,124
分類業績	164,604	20,807	57,025	—	242,436
利息收入					15,456
未分配企業支出					(13,491)
財務費用					(14,224)
應佔聯營公司虧損					(59,175)
攤銷收購聯營公司所產生之商譽					(21,065)
出售附屬公司及聯營公司之虧損淨額					(16,270)
除所得稅前溢利					133,667
所得稅支出					(90,428)
期內溢利					43,239

9. **分類資料** *(續)*

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零五年十二月三十一日之資產及負債					
資產					
分類資產	2,179,160	1,079	128,894	—	2,309,133
聯營公司權益					637,783
未分配企業資產					1,422,096
綜合總資產					4,369,012
負債					
分類負債	1,237,316	—	1,255	—	1,238,571
借款					893,950
未分配企業負債					158,609
綜合總負債					2,291,130

	電腦相關產品貿易	證券買賣	企業	綜合
	千港元	*千港元*	*千港元*	*千港元*
其他資料 *截至二零零五年十二月三十一日止九個月*				
資本開支	13,335	—	—	13,335
折舊及攤銷	9,887	—	140	10,027
商標許可證之減值虧損	164,667	—	—	164,667
收購一間聯營公司權益所產生商譽之減值虧損	—	—	14,391	14,391

9. **分類資料** *(續)*

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
截至二零零五年十二月三十一日止九個月					
收入					
外部銷售	3,210,121	1,080,566	113,996	118,800	4,523,483
分類業績	105,185	20,189	(53,566)	12,307	84,115
利息收入					32,722
未分配企業收入淨額					2,109
財務費用					(50,952)
應佔聯營公司業績					(20,032)
收購一間聯營公司所產生商譽之減值虧損					(14,391)
出售附屬公司及聯營公司之收益淨額					10,778
商標許可證之減值虧損					(164,667)
除所得稅前虧損					(120,318)
所得稅支出					(61,074)
期內虧損					(181,392)

9. **分類資料** *(續)*

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元* (經重列)
於二零零五年三月三十一日之資產及負債					
資產					
分類資產	1,784,675	3,792	144,621	108,000	2,041,088
聯營公司權益					635,729
未分配企業資產					979,736
綜合總資產					3,656,553
負債					
分類負債	872,534	—	103	1,512	874,149
借款					243,351
未分配企業負債					283,062
綜合總負債					1,400,562

	電腦相關產品貿易	企業	綜合
	千港元	*千港元*	*千港元*
其他資料 *截至二零零五年三月三十一日止年度*			
於二零零五年一月一日以後收購一間附屬公司額外權益所產生之商譽	24,430	—	24,430
資本開支	13,758	471	14,229
折舊及攤銷	69,290	1,561	70,851
收購一間聯營公司所產生商譽之減值虧損	—	177,446	177,446
其他非現金開支	42,876	31,280	74,156

9. **分類資料** *(續)*

	電腦相關產品貿易	**企業**	**綜合**
	千港元	*千港元*	*千港元* (經重列)
其他資料			
截至二零零四年三月三十一日止年度			
收購一間聯營公司權益所產生之商譽增加	—	208,760	208,760
收購一間附屬公司所產生之無形資產(商譽除外)增加	198,065	—	198,065
資本開支	16,946	780	17,726
折舊及攤銷	61,640	2,129	63,769
收購一間附屬公司所產生商譽之減值虧損	—	4,598	4,598
其他非現金開支	42,651	24,820	67,471

	電腦相關產品貿易	**消費電子產品貿易**	**證券買賣**	**物業發展及買賣**	**綜合**
	千港元	*千港元*	*千港元*	*千港元*	*千港元* (經重列)
截至二零零五年三月三十一日止年度					
收入					
外部銷售	3,977,713	1,565,262	93,884	39,600	5,676,459
分類業績	256,558	24,847	77,263	2,105	360,773
利息收入					22,651
未分配企業支出					(63,933)
變現收購一間聯營公司額外權益所產生之負商譽					2,057
財務費用					(18,198)
應佔聯營公司虧損					(64,909)
收購一間聯營公司所產生商譽之減值虧損					(177,446)
攤銷收購聯營公司所產生之商譽					(28,089)
出售附屬公司及聯營公司之虧損淨額					(15,747)
除所得税前溢利					17,159
所得税支出					(117,397)
年內虧損					(100,238)

9. **分類資料** *(續)*

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
					(經重列)
截至二零零四年三月三十一日止年度					
收入					
外部銷售	3,737,278	1,237,703	34,949	16,000	5,025,930
分類業績	206,695	21,881	20,804	5,656	255,036
利息收入					22,728
未分配企業支出					(48,948)
財務費用					(26,440)
應佔聯營公司虧損					(59,857)
攤銷收購聯營公司所產生之商譽					(17,651)
出售附屬公司及聯營公司之收益淨額					10,377
除所得稅前溢利					135,245
所得稅支出					(25,469)
年內溢利					109,776

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
					(經重列)
於二零零四年三月三十一日之資產及負債					
資產					
分類資產	2,109,537	1,561	132,964	145,085	2,389,147
聯營公司權益					906,409
未分配企業資產					647,680
綜合總資產					3,943,236
負債					
分類負債	1,105,559	—	4,467	1,512	1,111,538
借款					356,980
未分配企業負債					196,380
綜合總負債					1,664,898

9. 分類資料 *(續)*

	電腦相關產品貿易 *千港元*	消費電子產品貿易 *千港元*	證券買賣 *千港元*	物業發展及買賣 *千港元*	綜合 *千港元* (經重列)
於二零零三年三月三十一日之資產及負債					
資產					
分類資產	1,395,363	983	193,920	—	1,590,266
聯營公司權益					271,362
證券投資					902,980
未分配企業資產					503,123
綜合總資產					3,267,731
負債					
分類負債	880,683	—	3,161	—	883,844
借款					417,468
未分配企業負債					62,254
綜合總負債					1,363,566

	電腦相關產品貿易 *千港元*	企業 *千港元*	綜合 *千港元* (經重列)
其他資料 *截至二零零三年三月三十一日止年度*			
收購一間附屬公司額外權益所產生之商譽增加	199,590	—	199,590
資本開支	15,810	3,637	19,447
折舊及攤銷	33,657	1,952	35,609
投資證券減值虧損	—	323,287	323,287
物業、機器及設備減值虧損	—	1,305	1,305
其他非現金開支	76,669	5,706	82,375

9. **分類資料** *(續)*

有關該等業務之分類資料呈列如下：

	電腦相關產品貿易	消費電子產品貿易	證券買賣	物業發展及買賣	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
					(經重列)
截至二零零三年三月三十一日止年度					
收入					
外部銷售	2,975,181	1,109,617	78,006	—	4,162,804
分類業績	97,875	20,177	(110,408)	—	7,644
利息收入					38,646
未分配企業支出					(38,644)
投資證券之減值虧損					(323,287)
財務費用					(31,669)
應佔聯營公司虧損					(36,367)
收購一間聯營公司所產生商譽之減值虧損					(104,585)
出售附屬公司之收益淨額					25
攤銷收購一間聯營公司所產生之商譽					(6,612)
借予聯營公司之貸款準備					(79,595)
除所得稅前虧損					(574,444)
所得稅支出					(32,200)
年內虧損					(606,644)

8. 收入

收入乃本集團於有關期間及截至二零零四年十二月三十一日止九個月售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額，有關詳情分析如下：

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* （未經審核）	*千港元*
銷售貨品	4,084,798	4,974,981	5,542,975	4,355,280	4,290,687
證券買賣	78,006	34,949	93,884	78,844	113,996
銷售其他資產 *(附註27)*	—	16,000	39,600	—	118,800
	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483

9. 分類資料

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

業務分類

本集團由四種業務分類組成，即電腦相關產品、消費電子產品貿易、證券買賣以及物業發展及買賣。

於二零零五年重新評估業務後，本集團於截至二零零五年三月三十一日止年度及截至二零零五年十二月三十一日止九個月將物業發展及買賣業務視為本集團第四項核心業務，故有關收入乃披露為本集團本年度營業額。截至二零零四年三月三十一日止年度，此項業務乃計入其他收入項目。比較數字已經重列以符合二零零五年之呈列方式。

7. 財務風險管理目標及政策

本集團之主要財務工具包括股本及債務投資、借款、貿易及其他應收款項、應收短期貸款、應收孖展貸款及銀行存款或應付款項、貿易及其他應付款項以及融資租約承擔及銀行存款或應付款項。該等財務工具詳情於各附註披露。下文列載與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

貨幣風險

本公司之若干附屬公司有以外幣計值之銷售，令本集團承受外幣風險。為降低外幣風險，本集團根據其風險管理政策就預計極可能出售之外幣訂立外幣遠期合約。

本集團若干貿易應收款項、應收短期貸款及借款乃以外幣計值。本集團現時尚無外幣對沖政策。然而，管理層監控外匯風險，並會考慮於必要時對沖重大外幣風險。

公平價值利率風險

本集團之公平價值利率風險涉及以固定利率及浮動利率計息之借款（該等借款之詳情見附註34）。對於該等固定利率借款，本集團致力於使借貸利率保持浮動。

信貸風險

倘對方於二零零五年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認財務資產而須承受之最大信貸風險，為已於綜合資產負債表列值之資產之賬面金額。為降低信貸風險，本集團管理層已委派一組人員負責制訂信貸限額、信貸審批及其他監控措施，以確保採取跟進措施收回逾期未付之債項。此外，本集團於各結算日評估每項個別貿易應收債項之可收回金額，以確保就不可收回金額所作出之減值虧損已足夠。就此，本公司董事認為本集團之信貸風險已大幅降低。

本集團並無集中之信貸風險，有關風險乃分散至多個其他方及客戶。

價格風險

於各結算日，本集團之可供出售之投資及持作買賣投資乃按公平價值計量。因此，本集團須承受股本及債務證券價格風險。管理層藉持有不同風險範圍之投資之組合而管理此類風險。

6. 關鍵會計判斷及主要不確定估計來源 *(續)*

存貨準備

本集團管理層於各結算日審閱賬齡分析，並對確認為不再適合用於生產之過時及滯銷庫存品進行準備。管理層估計此等製成品及在製品之可變現淨值主要根據最近期之發票價格及目前市況而釐定。本集團於各結算日對每種產品進行盤點，並對過時品種作出準備。

商譽及商標許可證估計減值

釐定商譽及商標許可證是否出現減值時須估計商譽及商標許可證所獲分配之現金產生單位使用價值。本集團計算使用價值時須就預期源自該現金產生單位之日後現金流量及合適之折現率作出估計，以計算現值。於二零零五年十二月三十一日，商譽及商標許可證賬面值分別為168,531,000港元及62,020,000港元。有關計算可收回金額之詳情於附註21披露。

所得稅

於二零零五年十二月三十一日，有關未動用稅項虧損之遞延稅項資產約1,041,000港元已於本集團之資產負債表中確認。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅臨時差額而定。倘產生之未來實際溢利乃少於或多於預期，遞延稅項資產可能會予以實質回撥或進一步確認，而該未來溢利會於有關回撥或進一步確認發生期間之收益表內確認。

5. 重大會計政策（續）

遞延稅項負債乃按因附屬公司及聯營公司投資而引致之應課稅臨時差額而確認，惟本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課稅溢利恢復全部或部份資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股東權益中扣除或計入之情況（在此情況下遞延稅項亦會於股東權益中處理）除外。

退休福利成本

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

6. 關鍵會計判斷及主要不確定估計來源

應用附註5所述之本集團會計政策時，管理層曾進行下列判斷，對於財務報表中確認之金額具有重大影響。下文詳述有關日後主要假設及於結算日其他主要不確定估計來源；而該等假設及不確定估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險。

折舊及攤銷

本集團於二零零五年十二月三十一日物業、機器及設備之賬面淨值為72,996,000港元。本集團以直線法對其機器及機械於其估計可用年期三至四年內，經計及其估計剩餘價值，採用直線法以年利率2.5%至33%，由設備投入生產之日開始計算。估計可用年期及本集團將設備投入生產之日期乃反映董事於該期間內之估計，即本集團計劃將來從機器及設備之使用中可獲取之經濟利益。

呆壞賬準備

本集團之呆壞賬準備政策以可收回性評估、賬齡分析及管理層判斷為基礎。評估該等應收款項之最終變現能力需要進行大量判斷，包括客戶之現時信譽及過往收款歷史記錄。倘本集團客戶財務狀況日趨惡化，削弱其付款能力，則須提撥額外準備。

5. 重大會計政策 *(續)*

其他財務負債

其他財務負債包括貿易及其他應付款項、應付孖展貸款、應派股息、應付一間聯營公司款項、應付一名少數股東款項、借款、應付票據、融資租約承擔及銀行透支，其後利用實際利率法按攤銷成本計量。

股本工具

本公司發行之股本工具乃按已收所得款項減直接發行成本後入賬。

衍生財務工具及對沖

本集團不符合資格作對沖會計用途之衍生工具被視為持作買賣財務資產或持作買賣財務負債。有關衍生工具之公平價值變動於產生時在損益確認。

終止確認

當應收資產現金流動之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，則終止確認有關財務資產。於終止確認財務資產時，該項資產賬面值與已收代價及於股東權益中直接確認之累計盈虧總數間之差額會於損益確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債會自本集團資產負債表剔除。終止確認之財務負債賬面值與已付代價間差額於損益確認。

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按有關期間應課稅溢利計算。應課稅溢利與收益表中所報純利不同，乃由於前者不包括在其他年度應課稅或可扣減收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而預期應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因(業務合併以外原因)初步確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

5. **重大會計政策** *(續)*

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項、應收短期貸款、應收有關連公司之短期貸款、應收孖展貸款及銀行存款)為有固定或可確定付款而並無活躍市場報價之非衍生財務資產。於首次確認後各結算日,貸款及應收款項按攤銷成本以實際利率法減去任何已識別減值虧損入賬。當有客觀證據證明資產已減值,並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算時,減值虧損在損益確認。當資產之可收回數額增加在客觀而言與確認減值後所發生之事件有關;減值虧損會於其後期間回撥,惟規定資產在回撥減值當日之賬面值不得超過如無確認減值之攤銷成本。

可供出售之財務資產

可供出售之財務資產為指定或不獲劃分為任何其他類別(如上文所載)之非衍生工具。於初步確認後各結算日,持至期滿日投資按公平價值計量。公平價值之變動於股東權益中確認,直至財務資產出售或確定出現減值為止,在此情況下,先前在股東權益確認之累計收益或虧損自股東權益撇銷,並計入損益。可供出售之財務資產之任何減值虧損計入損益;而可供出售之財務資產之減值虧損不會於其後期間回撥。至於可供出售之債務投資,倘投資公平價值之增加在客觀而言與確認減值虧損後發生之事項有關,則有關之減值虧損會於其後回撥至股本。

至於在活躍市場並無市場報價及其公平價值無法可靠地計量之可供出售之股本投資,以及與該等非上市股本投資有關並須以交付該等投資結算之衍生工具,則須於初步確認後按成本減減值虧損計量。「貸款及應收款項」及「持至期滿日財務資產」於初步確認後各結算日按成本減任何已識別減值虧損計量。當有客觀證據證明資產已減值,則減值虧損在損益確認。減值虧損金額按資產賬面值與按類似財務資產之現時市場回報率貼現之估計日後現金流量現值之差額計量。有關減值虧損不會於其後期間回撥。

財務負債及股本

集團實體發行之財務負債及股本工具根據所訂立合約協議性質以及財務負債及股本工具之定義分類。

股本工具乃證明集團資產經扣除一切負債後之剩餘權益之任何合約。本集團之財務負債一般劃分為按公平價值列賬並在損益表內處理之財務負債及其他財務負債。就財務負債及股本工具採納之會計政策載於下文。

5. 重大會計政策（續）

以股份償付

股本結算及以股份償付之交易

授予僱員之購股權

參照於授出日期授出購股權之公平價值釐定之已收入服務公平價值乃於歸屬期內按直線法支銷，而股東權益（購股權儲備）則相應增加。

於行使購股權時，以往於購股權儲備確認之款項將撥入股份溢價。當購股權於屆滿日期沒收或仍未行使時，以往於購股權儲備確認之款項將繼續保留於購股權儲備。

財務工具

倘集團實體成為工具合約條文之訂約方，則於資產負債表確認財務資產及財務負債。財務資產及財務負債初步按公平價值計量。購入或發行財務資產及財務負債直接應佔之交易成本（按公平價值列賬並在損益表內處理之財務資產及財務負債除外）乃於初步確認時加入，或從財務資產或財務負債之公平價值扣除（如適用）。購入按公平價值列賬並在損益表內處理之財務資產或財務負債即時於損益中確認。

財務資產

本集團之財務資產分為四類，包括按公平價值列賬並在損益表內處理之財務資產、貸款及應收款項、持至期滿日財務資產及可供出售之財務資產。所有定期之財務資產買賣於交易日確認或終止確認。定期之財務資產買賣指購買或出售根據有關市場規則或慣例設定之時限內交付之財務資產。以下載列各類財務資產所採納之會計政策。

按公平價值列賬並在損益表內處理之財務資產

按公平價值列賬並在損益表內處理之財務資產分為兩小類，包括持作買賣財務資產及於初步確認時指定按公平價值列賬並在損益表內處理之財務資產。於初步確認後各結算日，按公平價值列賬並在損益表內處理之財務資產按公平價值計量，而公平價值之變動則於產生之期間內直接於損益確認。

5.　重大會計政策 *(續)*

本集團為承租人

根據融資租約持有之資產於訂立租約時按公平價值或最低租金付款現值(以較低者為準)確認為本集團之資產。對出租人之相應負債以融資租約承擔計入資產負債表。租約付款乃劃分為財務費用及租約責任調減，以達致責任餘額之固定利用。財務費用直接於損益中扣除。

根據經營租約應付之租金於有關租期內按直線法於損益中扣除。作為訂立經營租約獎勵之已收及應收利益於租期內按直線法確認為租金支出減少。

其他資產

其他資產(指可持作出售之土地之發展權)按成本值或可變現淨值兩者中之較低者列賬。

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及(倘適用)將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

外幣

於編製各個別集團實體之財務報表時，以實體功能貨幣以外之貨幣(外幣)進行之交易以其功能貨幣(即該實體經營之主要經濟環境之貨幣)按交易日通用之匯率記錄。於各結算日，以外幣列值之貨幣項目以結算日通用之匯率重新換算。按公平價值以外幣定值之非貨幣項目乃按於公平價值釐定當日之適用匯率重新換算。按外幣過往成本計量之非貨幣項目並無重新換算。

於結算及換算貨幣項目時產生之匯兌差額均於產生之有關間內於損益賬中確認，惟構成本集團海外業務淨投資一部分之貨幣項目所產生之匯兌差額除外，在此情況下，有關匯兌差額會於綜合財務報表內之股東權益中確認。重新換算以公平價值定值之非貨幣項目經後產生之匯兌差額於該期間列作損益，惟重新換算直接於股東權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兌差額亦直接於股東權益內確認。

5. **重大會計政策** *(續)*

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。減值虧損之回撥隨即被確認為收入。就協議日期為二零零五年一月一日或之後之業務合併所產生商譽確認之減值虧損不會於往後期間回撥。

物業、機器及設備

物業、機器及設備按成本值或估值減累計折舊、攤銷及累計減值虧損列賬。

本集團採納香港會計準則第16號「物業、機器及設備」第80A段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷準備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地及樓宇	按租約年期或2.5% – 5%
機器及機械	10% – 20%
模具	25% – 33%
傢俱、裝置及設備	10% – 33%
汽車	20% – 25%

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

租約

凡租約條款中將擁有權之大部份風險及回報撥歸於承租人之租約均界定為融資租約。所有其他租約均歸類為經營租約。

本集團為出租人

經營租約的租金收入於有關租期內按直線法在收益表確認。磋商及安排經營租約時產生之初步直接成本乃加入租賃資產之賬面值，並於租期內按直線法確認為支出。

5. **重大會計政策** *(續)*

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據經營租約出租之物業事先發出發票收取之租金收入，乃根據個別租約年期按直線法確認。

財務資產之利息收入按時間以尚未償還之本金金額及適用之實際利率計算，有關利率為於財務資產之可用年期用以準確地貼現估計未來現金收款至該資產之賬面淨值之利率。

聯營公司投資

聯營公司之業績及資產與負債利用權益會計法計入該等財務報表。根據權益法，聯營公司投資以成本(就本集團應佔該聯營公司損益及股東權益變動之收購後變動而調整)減任何已識別減值虧損於綜合資產負債表入賬。倘本集團應佔聯營公司虧損相等於或超出其於該聯營公司的權益(包括任何實際上構成本集團之聯營公司淨投資一部分之長期權益)，則本集團不會再確認其應佔之進一步虧損。倘本集團產生法定或推定責任或代表該聯營公司付款時，方會就額外應佔虧損作出準備及確認負債。

倘集團實體與本集團一間聯營公司進行交易，則以本集團於有關聯營公司之權益對銷損益。

減值(商譽、無限可用年期之無形資產及未能使用之無形資產除外)

本集團於每個結算日均會審閱資產之賬面值，以決定有關資產是否有任何跡象出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

5. **重大會計政策** *(續)*

於二零零五年一月一日後於收購時產生之商譽確認為一項資產，最初按成本值計量，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以回撥。

收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出收購成本之部分(「收購折讓」)

收購附屬公司、聯營公司或共同控制實體產生之收購折讓為收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出業務合併成本之部分。收購折讓即時確認為損益。收購聯營公司產生之收購折讓(以權益法入賬)於釐定投資人應佔聯營公司業績時計入購入投資期間之收入。

誠如上文附註2所闡述，於二零零五年四月一日之所負商譽已不予確認，而本集團之保留溢利已作出相應調整。

商標許可證

於二零零五年三月三十一日前，無形資產按十至二十年之估計可用年期攤銷。二零零五年四月一日開始之期間，未可使用之無限可用年期無形資產及商標許可證乃透過比較其賬面值與可收回金額每年進行減值測試，而不論是否有任何跡象出現減值。按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。

有限年期之商標許可證乃按成本值減攤銷及任何已識別減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

專利權

專利權按最初成本值計量並按其估計可用年期以直線法攤銷。

4. 會計估計之變動

折舊率之變動

於二零零四年四月一日前，若干傢俱、裝置及設備按年率10%折舊。由二零零四年四月一日起，該等傢俱、裝置及設備按年率33%折舊，有關年率反映本集團有關該等資產可用年期之過往經驗。折舊率變動已使截至二零零五年三月三十一日止年度之折舊開支增加3,003,000港元。截至二零零三年及二零零四年三月三十一日止年度及截至二零零五年十二月三十一日止九個月，折舊率並無其他變動。

5. 重大會計政策

財務資料乃按歷史成本法擬備，惟已就若干物業及財務工具(如下文所載之會計政策所闡述按經修訂金額或公平價值計量)作修訂。財務資料已遵循下列符合香港會計準則及香港財務報告準則之主要會計政策而編製。

綜合基準

綜合財務報表包括本公司及其附屬公司之財務報表。

於有關期間內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日(以適用者計)於綜合收益表入賬。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策符合本集團其他成員公司所用者。

本集團公司之間所有重大交易、結存、收入及開支均於綜合賬目時撇銷。

綜合附屬公司資產淨值內之少數股東權益與本集團於其中的股東權益分開識別。資產淨值內之少數股東權益包括在原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。適用於少數股東之虧損超出於附屬公司股東權益之少數股東權益之數額將與本集團之權益作出分配，惟少數股東具約束力責任及可以其他投資補足虧損者除外。

商譽

於綜合時產生之商譽指收購成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，並將於出售與商譽有關之業務或與商譽有關之現金產生單位(「現金產生單位」)減值之時，於保留盈利中扣除。

至於二零零五年四月一日後於收購時產生之已被資本化之商譽，本集團已由二零零五年一月一日起終止攤銷，而有關商譽會每年及於有跡象顯示與商譽有關之現金產生單位可能減值時，則會進行減值測試。

3. 會計政策變動影響摘要（續）

採納新香港財務報告準則對本集團於二零零二年四月一日之股東權益之財務影響概述如下：

	如原先呈列 千港元	會計實務準則第12號 千港元 （附註2）	香港會計準則第1號 千港元 （附註2）	經重列 千港元
股本	160,301	–	–	160,301
資本儲備	(138,749)	–	–	(138,749)
其他儲備	1,886,811	–	–	1,886,811
保留溢利	338,805	6,616	–	345,421
少數股東權益	–	6,218	214,611	220,829
對股東權益之總影響	2,247,168	12,834	214,611	2,474,613

本集團並無提前應用以下已頒佈但尚未生效之新準則或詮釋。本公司董事預計，應用該等準則或詮釋將不會對本集團之財務報表構成任何重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第19號（修訂本）	精算盈虧、集團計劃及披露[2]
香港會計準則第21號（修訂本）	外國業務淨投資[2]
香港會計準則第39號（修訂本）	預測集團內部交易之現金流量對沖會計方法[2]
香港會計準則第39號（修訂本）	公平價值期權[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	金融擔保合約[2]
香港財務報告準則第6號	開拓及評估礦物資源[2]
香港財務報告準則第7號	財務工具：披露[1]
香港 (IFRIC) － 詮釋第4號	釐定安排是否包含租賃[2]
香港 (IFRIC) － 詮釋第5號	解除、恢復及環境修復基金所產生權益之權利[2]
香港 (IFRIC) － 詮釋第6號	參與特定市場 — 廢物電業及電子設備所產生之負債[3]
香港 (IFRIC) － 詮釋第7號	根據香港會計準則第29號惡性通貨膨脹經濟中財務報告應用重列法[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。

[2] 於二零零六年一月一日或之後開始之年度期間生效。

[3] 於二零零五年十二月一日或之後開始之年度期間生效。

[4] 於二零零六年三月一日或之後開始之年度期間生效。

3. **會計政策變動影響摘要**（續）

於二零零五年三月三十一日

	於二零零五年三月三十一日（如原先呈列）	追溯調整 香港會計準則第1號	追溯調整 香港詮釋第2號	於二零零五年三月三十一日（重列）	於二零零五年四月一日之調整（附註）	於二零零五年四月一日（重列）
	千港元	千港元	千港元	千港元	千港元	千港元
物業、機器及設備	70,557	—	—	70,557	—	70,557
聯營公司權益	636,666	—	(937)	635,729	27,590	663,319
證券投資（非流動）	123,534	—	—	123,534	(123,534)	—
可供出售之投資	—	—	—	—	123,534	123,534
證券投資（流動）	144,435	—	—	144,435	(144,435)	—
持作買賣投資	—	—	—	—	144,435	144,435
其他資產淨值	1,281,736	—	—	1,281,736	—	1,281,736
對資產及負債之總影響	2,256,928	—	(937)	2,255,991	27,590	2,283,581
股本	2,236	—	—	2,236	—	2,236
資本儲備	(22,137)	—	—	(22,137)	22,137	—
其他儲備	1,685,323	—	—	1,685,323	11,947	1,697,270
保留溢利	141,889	—	(937)	140,952	(6,494)	134,458
少數股東權益	—	449,617	—	449,617	—	449,617
對股東權益之總影響	1,807,311	449,617	(937)	2,255,991	27,590	2,283,581
少數股東權益	449,617	(449,617)	—	—	—	—

附註： 計入聯營公司權益之約27,365,000港元調整代表本集團之一間聯營公司採納新香港財務報告準則。其他調整代表採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

3. **會計政策變動影響摘要** *(續)*

於二零零四年三月三十一日

	如原先呈列	香港會計準則第1號	經重列
	千港元	*千港元*	*千港元*
資產及負債總值	2,278,338	—	2,278,338
股本	1,866	—	1,866
資本儲備	(21,581)	—	(21,581)
其他儲備	1,734,016	—	1,734,016
保留溢利	158,880	—	158,880
少數股東權益	—	405,157	405,157
對股東權益之總影響	1,873,181	405,157	2,278,338
少數股東權益	405,157	(405,157)	—

3. 會計政策變動影響摘要 *(續)*

截至二零零四年十二月三十一日止九個月

	香港會計準則第1號
	千港元
	(附註2)
	(未經審核)
應佔聯營公司虧損增加	(3,507)
所得稅支出減少	3,507
	—

新香港財務報告準則對於各結算日之累積影響概述如下：

於二零零三年三月三十一日

	如原先呈列	香港會計準則第1號	經重列
	千港元	*千港元*	*千港元*
資產及負債總值	1,904,165	—	1,904,165
股本	1,603	—	1,603
資本儲備	(34,164)	—	(34,164)
其他儲備	1,605,327	—	1,605,327
保留溢利	156,801	—	156,801
少數股東權益	—	174,598	174,598
對股東權益之總影響	1,729,567	174,598	1,904,165
少數股東權益	174,598	(174,598)	-

3. 會計政策變動影響摘要 *(續)*

截至二零零五年三月三十一日止年度

	香港會計準則第1號 *千港元* *(附註2)*	香港詮釋第2號 *千港元* *(附註2)*	總影響 *千港元*
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	—	4,247
年內虧損增加	—	(937)	(937)

截至二零零五年十二月三十一日止九個月

	香港會計準則第1號 *千港元* *(附註2)*	香港會計準則第38號 *千港元* *(附註2)*	香港會計準則第39號 *千港元* *(附註2)*	香港財務報告準則第3號 *千港元* *(附註2)*	總影響 *千港元*
行政開支減少	—	38,300	—	36,607	74,907
變現增購一間聯營公司的權益所產生之負商譽減少	—	—	—	(17)	(17)
攤銷收購聯營公司所產生之商譽減少	—	—	—	5,522	5,522
應佔聯營公司虧損增加	(1,435)	—	—	—	(1,435)
所得稅支出減少	1,435	—	—	—	1,435
非上市可換股票據換股權公平價值變動	—	—	(51,813)	—	(51,813)
	—	38,300	(51,813)	42,112	28,599

3. **會計政策變動影響摘要** *(續)*

截至二零零四年十二月三十一日止九個月

	香港會計準則第1號
	千港元
	(附註2)
	(未經審核)
應佔聯營公司虧損增加	(3,507)
所得稅支出減少	3,507
	—

(ii) **對收益表項目**

截至二零零三年三月三十一日止年度

	香港會計準則第1號
	千港元
	(附註2)
應佔聯營公司虧損增加	(3,841)
所得稅支出減少	3,841
	—

截至二零零四年三月三十一日止年度

	香港會計準則第1號
	千港元
	(附註2)
應佔聯營公司虧損增加	(2,377)
所得稅支出減少	2,377
	—

3. 會計政策變動影響摘要（續）

截至二零零五年三月三十一日止年度

	香港會計準則第1號 千港元 （附註2）	香港詮釋第2號 千港元 （附註2）	總影響 千港元
應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
所得稅支出減少	4,247	—	4,247
年內虧損減少	—	(937)	(937)

截至二零零五年十二月三十一日止九個月

	香港會計準則第1號 千港元 （附註2）	香港會計準則第38號 千港元 （附註2）	香港會計準則第39號 千港元 （附註2）	香港財務報告準則第3號 千港元 （附註2）	總影響 千港元
變現增購一間聯營公司的權益所產生之負商譽減少	—	—	—	(17)	(17)
攤銷商譽減少	—	—	—	18,891	18,891
攤銷商標許可證減少	—	38,300	—	17,716	56,016
攤銷收購聯營公司所產生之商譽減少	—	—	—	5,522	5,522
應佔聯營公司虧損增加	(1,435)	—	—	—	(1,435)
所得稅支出減少	1,435	—	—	—	1,435
非上市可換股票據換股權公平價值變動	—	—	(51,813)	—	(51,813)
期內溢利增加（減少）	—	38,300	(51,813)	42,112	28,599

2. 會計政策變動／應用香港財務報告準則 *(續)*

酒店物業

香港詮釋第2號(「香港詮釋第2號」)「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團聯營公司已議決使用成本值模式將此等酒店物業入賬。在香港詮釋第2號未附任何具體過渡條文之情況，此項新會計政策已追溯應用。比較數字已予重列。截至二零零五年三月三十一日止年度已作出937,000港元之調整以減少應佔聯營公司資產淨值及減少保留溢利(財務影響見附註3)。

3. 會計政策變動影響摘要

附註2所述之會計政策變動對有關期間及截至二零零四年十二月三十一日止九個月業績之影響如下：

(i) 對業績

截至二零零三年三月三十一日止年度

	香港會計準則第1號 *千港元* *(附註2)*	會計實務準則第12號 *千港元* *(附註2)*	總影響 *千港元*
應佔聯營公司虧損增加	(3,841)	—	(3,841)
所得稅支出減少(增加)	3,841	(148)	3,693
年內虧損增加	—	(148)	(148)

截至二零零四年三月三十一日止年度

	香港會計準則第1號 *千港元* *(附註2)*	會計實務準則第12號 *千港元* *(附註2)*	總影響 *千港元*
應佔聯營公司虧損增加	(2,377)	—	(2,377)
所得稅支出減少	2,377	8,877	11,254
年內溢利增加	—	8,877	8,877

2. 會計政策變動／應用香港財務報告準則 *(續)*

財務工具 *(續)*

除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債(以往不在會計實務準則第24號之範疇內)進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利率法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團財務資產及財務負債並無重大影響。

可換股票據之投資

由二零零五年四月一日起，本集團對於截至二零零五年十二月三十一日止期間內收購之可換股票據已應用香港會計準則第39號。根據香港會計準則第39號，若可換股票據之換股權部份屬於內在衍生工具，則須與可換股票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期作出估計。非上市可換股票據換股權之公平價值變動乃於溢利及虧損直接確認(財務影響見附註3)。

以股份償付

由二零零五年四月一日起，本集團已應用香港財務報告準則第2號「以股份償付」。「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價(「股本結算交易」)，或以其他相等值資產換取特定數目股份或股份權利之代價(「現金結算交易」)，則須確認開支。香港財務報告準則第2號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平價值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。本集團對二零零五年四月一日或之後授予之股份應用香港財務報告準則第2號。至於在二零零五年四月一日前授予之股份，根據相關之過渡條文，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份應用香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

2. 會計政策變動／應用香港財務報告準則（續）

業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計量。於二零零五年，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。此項會計政策變動已被追溯應用，由於土地及樓宇沒有可靠地分配，故對本集團於二零零五年四月一日之保留溢利並無構成重大影響。於土地之租賃權益繼續計作物業、機器及設備入賬。

財務工具

於二零零五年，本集團應用香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯應用。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。實施香港會計準則第39號對本集團之主要影響概列如下：

財務資產及財務負債之分類及計量

本集團已應用香港會計準則第39號之相關過渡條文，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

於二零零五年三月三十一日前，本集團乃按照會計實務準則第24號之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，本集團之債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」（如適用）。「投資證券」按成本值減任何已確認減值虧損列賬，而「其他投資」則按公平價值計量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減任何已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售之投資」、「貸款及應收款項」或「持至期滿日財務資產」。上述分類視乎購入資產之目的而定。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售之投資」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日財務資產」利用實際利率法計算之已攤銷成本計量（財務影響見附註3）。

2. 會計政策變動／應用香港財務報告準則（續）

業務合併

由二零零五年四月一日起，本集團已應用香港財務報告準則第3號之過渡條文，主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前因收購而產生之商譽保留在儲備，而於二零零一年四月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號之相關過渡條文(「過渡條文」)。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或聯營公司內而言，本集團由二零零五年四月一日起已不再將有關商譽攤銷，而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後(如有)按成本值減累計減值虧損後入賬。此項會計政策之變動，致使截至二零零五年十二月三十一日止九個月不再計算任何商譽攤銷。根據過渡條文，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及13,060,000港元商譽轉撥至保留溢利(財務影響見附註3)。

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額(前稱為「負商譽」)

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡條文，本集團不再確認於二零零五年四月一日之所有收購折讓，其中約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減(財務影響見附註3)。

應用香港會計準則第38號「無形資產」後，無形資產乃識別為擁有無限可用年期

於以往期間，無形資產乃於其估計可用年期十年至二十年內攤銷。由二零零五年四月一日開始之期間起，本集團首次應用香港會計準則38號，其規定無形資產須按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損(如有)列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五年四月一日起停止對無限可用年期之無形資產作攤銷。截至二零零五年十二月三十一日止九個月，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零五年十二月三十一日止九個月之攤銷開支已減少約38,300,000港元。比較數字並無重列。

2. **會計政策變動／應用香港財務報告準則** *(續)*

截至二零零五年三月三十一日止年度，本集團首次就協議日期為二零零五年一月一日或以後之業務合併之會計方法，應用適用於協議日期為二零零五年一月一日或以後之業務合併之香港財務報告準則(「香港財務報告準則」)第3號「業務合併」。就協議日期為二零零五年一月一日以前之業務合併而言，所產生之商譽乃按照香港會計師公會頒佈之會計實務準則第30號「業務合併」(「會計實務準則第30號」)列賬。根據會計實務準則第30號，商譽乃指收購成本超逾本集團於收購附屬公司或聯營公司之日於可識別資產及負債之公平價值之權益之數額，按成本減累計攤銷及累計減值虧損列賬。根據會計實務準則第30號，負商譽乃指本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值超逾收購成本之數額，列為資產扣減。倘有關負商譽乃因於收購日期預期之虧損或開支引致，則會於有關虧損或開支產生之期間撥入收入。香港財務報告準則第3號規定，收購所產生之商譽乃指收購成本超過本集團於收購日期於可識別資產、負債及或然負債公平淨值之權益之金額。於初步確認後，香港財務報告準則第3號規定商譽須按成本減累計減值虧損列賬。香港財務報告準則第3號禁止攤銷商譽。倘經重新評估後，本集團於被收購方可識別資產、負債及或然負債公平淨值之權益超過業務合併成本，則超出部份(稱為「收購折讓」)將立即於收益表內確認。因應用香港財務報告準則第3號而引致確認之商譽為24,430,000港元(附註21(b))，有關商譽不須予以攤銷，惟須作減值評估，而因增購一間聯營公司權益產生之收購折讓為2,057,000港元，已計入截至二零零五年三月三十一日止年度之收益表。

由二零零五年四月一日起，本集團首次採納多項由香港會計師公會頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)。應用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更，特別是少數股東權益與應佔聯營公司稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變，而本會計年度或前期會計年度之業績編製及呈列方式亦因而受到影響(財務影響見附註3)。

財務資料附註

1. 一般事項

本公司於一九九一年九月三日在百慕達根據百慕達一九八一年公司法(經修訂)以豁免有限公司形式註冊成立,其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處之地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda,而本公司主要營業地點之地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

於有關期間,本集團主要從事電腦相關產品、消費電子產品貿易及證券買賣以及物業發展及買賣。

財務資料乃以港元呈列,而港元乃為本公司之功能貨幣。

2. 會計政策變動/應用香港財務報告準則

於二零零四年,本集團首次採納由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第12號所得稅(「會計實務準則第12號(經修訂)」)。實施會計實務準則第12號(經修訂)之主要影響為關於遞延稅項。會計實務準則第12號(經修訂)規定,除少數例外情況外,須採納按資產負債表負債法,就財務報表內資產及負債賬面值與計算應課稅溢利所用之相關稅基產生之一切臨時差額來確認遞延稅項。由於會計實務準則第12號(經修訂)並無訂明任何過渡規定,經修訂之會計政策已予追溯應用。故此,二零零三年度之比較數字已作重列。

由於此項會計政策變動,於二零零二年四月一日,保留溢利及少數股東權益結存分別增加6,616,000港元及6,218,000港元,此為更改會計政策對二零零二年四月一日前期間業績之累積影響。會計政策變動導致截至二零零三年三月三十一日止年度之虧損增加148,000港元及截至二零零四年三月三十一日止年度之溢利增加8,877,000港元。

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	千港元	千港元	千港元 (未經審核)	千港元
現金及現金等額增加(減少)淨額	57,606	(66,200)	170,673	(119,548)	(318,601)
年／期初之現金及現金等額	141,269	202,157	141,094	141,094	312,625
匯率變動之影響	3,282	5,137	858	645	729
年／期終之現金及現金等額	202,157	141,094	312,625	22,191	(5,247)
現金及現金等額結存分析					
銀行結存及現金	224,573	164,360	359,603	40,627	21,416
銀行透支	(22,416)	(23,266)	(46,978)	(18,436)	(26,663)
	202,157	141,094	312,625	22,191	(5,247)

	附註	截至三月三十一日止年度			截至十二月三十一日止九個月	
		二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
		千港元	千港元	千港元	千港元	千港元
					(未經審核)	
購入投資證券／可供出售之投資		(6,041)	—	(123,348)	—	(33,176)
出售投資證券之所得款項		—	9,957	150,255	—	—
有關連公司償還應收短期貸款		132,378	53,954	32,890	29,358	99,800
出售一間附屬公司部分股權之所得款項		—	274,085	—	—	—
收取自一間聯營公司之股息		—	4,257	4,668	4,608	1,481
有關連公司之應收短期貸款增加		(200,375)	(194,495)	(89,758)	(34,837)	(48,808)
收購附屬公司	41	—	(130,508)	—	—	(3,351)
收購專利權		—	(8,065)	—	—	—
出售一間聯營公司之所得款項		—	—	10	—	1,750
購入長期投資之按金		—	—	(35,000)	—	(155,175)
收購一間附屬公司之額外權益		—	—	(37,320)	—	—
購入非上市債務證券		—	—	(12,000)	(12,000)	(532,539)
出售非上市債務證券之所得款項		—	—	—	—	12,000
投資業務(動用)產生之現金淨額		(305,522)	5,692	(223,155)	(139,442)	(595,670)
融資業務						
新籌集之銀行貸款		858,840	575,079	886,161	777,133	803,451
新增其他貸款		326,185	94,396	10,000	10,000	746,520
發行股份之所得款項		25	99,484	118,500	118,500	—
償還銀行貸款		(899,972)	(606,873)	(1,010,697)	(872,942)	(522,103)
償還其他貸款		(443,185)	(56,239)	—	—	(376,632)
償還融資租約承擔		(3,417)	(1,137)	(1,070)	(796)	(462)
償還一名少數股東款項		(39)	—	(10)	(10)	—
已派股息		—	(11,221)	(10,987)	(10,987)	(4,949)
融資業務(動用)產生之現金淨額		(161,563)	93,489	(8,103)	20,898	645,825

	附註	截至三月三十一日止年度			截至十二月三十一日止九個月	
		二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
		千港元	千港元	千港元	千港元	千港元
					(未經審核)	
營運資金變動前之經營現金流動		119,886	298,585	435,078	292,538	193,175
其他資產(增加)減少		—	(11,085)	37,085	—	108,000
存貨(增加)減少		(51,963)	(367,669)	262,639	311,663	(310,966)
貿易及其他應收款項減少(增加)		285,632	(552,508)	(36,899)	(311,114)	(455,306)
其他投資減少(增加)		73,089	38,877	13,623	29,724	(40,314)
應收孖展貸款減少(增加)		72,153	13,422	4,174	(2,575)	5,284
貿易及其他應付款項增加(減少)		103,195	468,621	(260,297)	(282,588)	291,399
應付孖展貸款減少		(20,502)	(769)	(587)	(372)	(101)
應付票據增加(減少)		402	2,458	(1,295)	(4,403)	(3,644)
營運產生(動用)之現金		581,892	(110,068)	453,521	32,873	(212,473)
繳訖利息及財務費用		(36,451)	(14,155)	(8,369)	(7,168)	(41,234)
已繳海外稅項		(19,978)	(41,262)	(43,607)	(27,095)	(115,049)
(繳訖)退還香港利得稅		(772)	104	386	386	—
營運業務產生(動用)之現金淨額		524,691	(165,381)	401,931	(1,004)	(368,756)
投資業務						
償還應收短期貸款		945,376	234,669	29,588	28,228	103,200
已抵押銀行存款(增加)減少		72,574	19,226	(20,014)	(20,014)	(577)
已收利息		33,353	21,093	18,123	15,274	29,623
聯營公司償還(墊付)之款項		19,006	19,797	14,256	(6,561)	(1,974)
出售附屬公司	42	1,998	(5)	7,353	7,118	2,821
聯營公司償還貸款		1,949	6,496	—	—	—
出售物業、機器及設備之所得款項		1,844	3,127	1,274	962	177
應收短期貸款增加		(1,073,932)	(270,822)	(105,755)	(105,052)	(33,464)
收購聯營公司權益		(217,195)	(19,348)	(44,148)	(38,995)	(24,123)
購置物業、機器及設備		(16,457)	(17,726)	(14,229)	(7,531)	(13,335)

綜合現金流動表

	截至三月三十一日止年度			截至十二月三十一日止九個月	
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	*千港元* (未經審核)	*千港元*
營運業務					
除所得税前(虧損)溢利	(574,444)	135,245	17,159	133,667	(120,318)
就以下項目作出調整:					
利息收入	(38,646)	(22,728)	(22,651)	(15,456)	(32,722)
財務費用	31,669	26,440	18,198	14,224	50,952
應佔聯營公司業績	36,367	59,857	64,909	59,175	20,032
收購一間聯營公司所產生商譽之減值虧損	104,585	—	177,446	—	14,391
商標許可證減值虧損	—	—	—	—	164,667
攤銷收購聯營公司所產生之商譽	6,612	17,651	28,089	21,065	—
出售附屬公司及聯營公司之(收益)虧損淨額	(25)	(10,377)	15,747	16,270	(10,778)
借予聯營公司之貸款準備	79,595	—	—	—	—
其他投資之未變現持有虧損(收益)淨額	26,482	(16,829)	(17,223)	(11,471)	—
持有作買賣投資之公平價值減少	—	—	—	—	75,215
應收孖展貸款準備(準備回撥)	2,429	5,300	(2,387)	—	620
變現收購一間聯營公司所產生之負商譽	—	—	(8)	—	—
攤銷無形資產	14,338	44,137	51,066	38,300	605
滯銷及陳舊存貨準備	12,277	24,679	25,588	3,084	19,449
呆壞賬準備	36,534	3,208	22,269	14,662	1,532
物業、機器及設備折舊及攤銷	21,271	19,632	19,785	13,807	9,422
應收貸款準備	22,056	16,653	8,338	5,469	—
出售物業、機器及設備虧損(收益)	3,373	696	1,098	(258)	108
物業、機器及設備之減值虧損	1,305	—	—	—	—
投資證券之減值虧損	323,287	—	—	—	—
撇銷應收長期貸款及利息	10,821	—	—	—	—
出售投資證券/可供出售之投資(收益)虧損淨額	—	(9,577)	29,712	—	—
收購一間附屬公司所產生之商譽減值虧損	—	4,598	—	—	—
變現收購一間聯營公司額外權益所產生之負商譽	—	—	(2,057)	—	—

	母公司股本持有人應佔											
	股本	股份溢價	資本儲備	實繳盈餘	外幣兌換儲備	資本贖回儲備	投資重估儲備	其他儲備	保留溢利	總額	少數股東權益	股東權益總額
	千港元	千港元	千港元 (附註40)	千港元 (附註40)	千港元	千港元	千港元	千港元 (附註40)	千港元	千港元	千港元	千港元
於股東權益中直接確認之收入(開支)淨額	—	—	—	—	1,633	—	—	(14,249)	—	(12,616)	(3,006)	(15,622)
出售附屬公司時變現	—	—	(556)	—	7,842	—	—	(7,810)	—	(524)	—	(524)
出售/被視為出售聯營公司權益時回撥	—	—	—	—	—	—	—	(187)	—	(187)	—	(187)
一間聯營公司清盤時變現	—	—	—	—	27	—	—	—	—	27	—	27
期內(虧損)溢利	—	—	—	—	—	—	—	—	4,094	4,094	39,145	43,239
期內確認之收入及支出總額	—	—	(556)	—	9,502	—	—	(22,246)	4,094	(9,206)	36,139	26,933
股份發行	370	118,976	—	—	—	—	—	—	—	119,346	—	119,346
發行股份開支	—	(640)	—	—	—	—	—	—	—	(640)	—	(640)
已派股息	—	—	—	—	—	—	—	—	(11,193)	(11,193)	—	(11,193)
於二零零四年十二月三十一日	2,236	217,557	(22,137)	1,603,329	25,928	592	—	(7,798)	151,781	1,971,488	441,296	2,412,784
外幣調整	—	—	—	—	842	—	—	—	—	842	(1,267)	(425)
期內(虧損)溢利	—	—	—	—	—	—	—	—	(165,956)	(165,956)	22,479	(143,477)
期內確認之收入及支出總額	—	—	—	—	842	—	—	—	(165,956)	(165,114)	21,212	(143,902)
收購一間附屬公司之額外權益所產生	—	—	—	—	—	—	—	—	—	—	(12,891)	(12,891)
轉撥	—	—	—	(155,127)	—	—	—	—	155,127	—	—	—
於二零零五年三月三十一日,經重列	2,236	217,557	(22,137)	1,448,202	26,770	592	—	(7,798)	140,952	1,806,374	449,617	2,255,991
採納新會計政策之影響 (附註3)	—	—	22,137	—	—	—	—	11,947	(6,494)	27,590	—	27,590
於二零零五年四月一日 — 經重列	2,236	217,557	—	1,448,202	26,770	592	—	4,149	134,458	1,833,964	449,617	2,283,581
外幣調整	—	—	—	—	(7,559)	—	—	—	—	(7,559)	5,482	(2,077)
應佔聯營公司儲備	—	—	—	—	—	—	(219)	5,781	—	5,562	—	5,562
可供出售投資公平價值之變動	—	—	—	—	—	—	(15,221)	—	—	(15,221)	—	(15,221)
於股東權益中直接確認之收入(開支)淨額	—	—	—	—	(7,559)	—	(15,440)	5,781	—	(17,218)	5,482	(11,736)
收購一間附屬公司之額外權益所產生	—	—	—	—	—	—	—	—	—	—	560	560
出售附屬公司時變現	—	—	—	—	583	—	—	—	—	583	280	863
期內(虧損)	—	—	—	—	—	—	—	—	(127,102)	(127,102)	(54,290)	(181,392)
期內確認之收入及支出總額	—	—	—	—	(6,976)	—	(15,440)	5,781	(127,102)	(143,737)	(47,968)	(191,705)
以股代息時發行股份	25	8,444	—	—	—	—	—	—	—	8,469	—	8,469
已派股息	—	—	—	—	—	—	—	—	(22,463)	(22,463)	—	(22,463)
於二零零五年十二月三十一日	2,261	226,001	—	1,448,202	19,794	592	(15,440)	9,930	(15,107)	1,676,233	401,649	2,077,882

綜合股東權益變動表

	母公司股本持有人應佔											
	股本 千港元	股份溢價 千港元	資本儲備 千港元 (附註40)	實繳盈餘 千港元 (附註40)	外幣兌換儲備 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	其他儲備 千港元 (附註40)	保留溢利 千港元	總額 千港元	少數股東權益 千港元	股東權益總額 千港元
於二零零二年四月一日												
－如原先呈列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	—	—	338,805	2,247,168	214,611	2,461,779
－會計政策變動之影響(附註2)	—	—	—	—	—	—	—	—	6,616	6,616	6,218	12,834
－經重列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	—	—	345,421	2,253,784	220,829	2,474,613
外幣調整	—	—	—	—	19,793	—	—	—	—	19,793	(9,481)	10,312
於股東權益中直接確認之收入淨額	—	—	—	—	19,793	—	—	—	—	19,793	(9,481)	10,312
於綜合收益表確認之商譽減值虧損	—	—	104,585	—	—	—	—	—	—	104,585	—	104,585
年內(虧損)溢利	—	—	—	—	—	—	—	—	(648,620)	(648,620)	41,976	(606,644)
年內確認之收入及支出總額	—	—	104,585	—	19,793	—	—	—	(648,620)	(524,242)	32,495	(491,747)
收購一間附屬公司之額外權益所產生	—	—	—	—	—	—	—	—	—	—	(78,726)	(78,726)
股份發行	2	23	—	—	—	—	—	—	—	25	—	25
削減股份面值	(158,700)	—	—	158,700	—	—	—	—	—	—	—	—
轉撥	—	(1,974,565)	—	1,514,565	—	—	—	—	460,000	—	—	—
於二零零三年三月三十一日及二零零三年四月一日	1,603	—	(34,164)	1,603,329	1,406	592	—	—	156,801	1,729,567	174,598	1,904,165
外幣調整	—	—	—	—	15,236	—	—	—	—	15,236	(14,775)	461
應佔聯營公司儲備	—	—	—	—	—	—	—	14,448	—	14,448	—	14,448
於股東權益中直接確認之收入淨額	—	—	—	—	15,236	—	—	14,448	—	29,684	(14,775)	14,909
出售一間附屬公司之部分權益時變現	—	—	12,027	—	—	—	—	—	—	12,027	148,858	160,885
出售一間附屬公司時變現	—	—	556	—	(216)	—	—	—	—	340	—	340
年內溢利	—	—	—	—	—	—	—	—	13,300	13,300	96,476	109,776
年內確認之收入及支出總額	—	—	12,583	—	15,020	—	—	14,448	13,300	55,351	230,559	285,910
股份發行	263	99,934	—	—	—	—	—	—	—	100,197	—	100,197
發行股份開支	—	(713)	—	—	—	—	—	—	—	(713)	—	(713)
已派股息	—	—	—	—	—	—	—	—	(11,221)	(11,221)	—	(11,221)
於二零零四年三月三十一日及二零零四年四月一日	1,866	99,221	(21,581)	1,603,329	16,426	592	—	14,448	158,880	1,873,181	405,157	2,278,338
外幣調整	—	—	—	—	1,633	—	—	—	—	1,633	(3,006)	(1,373)
應佔聯營公司儲備	—	—	—	—	—	—	—	(14,249)	—	(14,249)	—	(14,249)

	附註	於三月三十一日 二零零三年 千港元 (經重列)	於三月三十一日 二零零四年 千港元 (經重列)	於三月三十一日 二零零五年 千港元 (經重列)	於二零零五年 十二月 三十一日 千港元
非流動負債					
借款 — 一年後到期	34	172,995	7,921	157,470	7,258
融資租約承擔					
— 一年後到期	35	1,557	462	—	—
應付一名少數股東款項	36	2,406	2,428	2,526	—
遞延税項負債	37	750	136	114	201
		177,708	10,947	160,110	7,459
資產及負債總值		1,904,165	2,278,338	2,255,991	2,077,882
資本及儲備					
股本	38	1,603	1,866	2,236	2,261
儲備	40	1,727,964	1,871,315	1,804,138	1,673,972
母公司股本持有人 應佔股東權益		1,729,567	1,873,181	1,806,374	1,676,233
少數股東權益		174,598	405,157	449,617	401,649
股東權益總額		1,904,165	2,278,338	2,255,991	2,077,882

綜合資產負債表

	附註	於三月三十一日 二零零三年 千港元 (經重列)	於三月三十一日 二零零四年 千港元 (經重列)	於三月三十一日 二零零五年 千港元 (經重列)	於二零零五年十二月三十一日 千港元
非流動資產					
物業、機器及設備	20	84,112	79,503	70,557	72,996
無形資產	21	337,873	428,019	401,383	236,734
聯營公司權益	22	271,362	906,409	635,729	637,783
證券投資	23	887,630	189,220	123,534	—
可供出售之投資	24	—	—	—	678,399
應收長期貸款	25	10,188	4,898	—	—
收購長期投資之按金	26	—	—	35,000	190,175
遞延稅項資產	37	13,298	35,480	18,418	45,440
		1,604,463	1,643,529	1,284,621	1,861,527
流動資產					
其他資產	27	—	145,085	108,000	—
存貨	28	505,165	877,409	587,078	875,836
貿易及其他應收款項	29	486,609	738,820	766,277	1,067,761
持作買賣之投資	30	—	—	—	128,894
證券投資	23	209,270	132,634	144,435	—
應收短期貸款	25	95,523	41,173	111,851	171,979
應收有關連公司之短期貸款	49	67,997	167,365	224,233	186,019
應收孖展貸款	31	51,095	32,373	30,586	24,682
應收聯營公司款項	22A	—	—	—	5,260
可退回稅項		3,810	488	19,855	5,047
已抵押銀行存款	32	19,226	—	20,014	20,591
銀行結存及現金		224,573	164,360	359,603	21,416
		1,663,268	2,299,707	2,371,932	2,507,485
流動負債					
貿易及其他應付款項	33	890,572	1,272,283	1,011,814	1,299,327
應付孖展貸款	31	1,609	840	253	152
應付票據	31	2,481	4,939	3,644	—
應派股息		—	—	—	9,046
應付一間聯營公司款項	22B	—	—	—	2,026
應繳稅項		23,194	2,496	91,420	59,765
借款 — 一年內到期	34	244,473	349,059	85,881	886,692
融資租約承擔 — 一年內到期	35	1,113	1,068	462	—
銀行透支		22,416	23,266	46,978	26,663
		1,185,858	1,653,951	1,240,452	2,283,671
流動資產淨值		477,410	645,756	1,131,480	223,814
資產總值減流動負債		2,081,873	2,289,285	2,416,101	2,085,341

I. 財務資料

綜合收益表

	附註	截至三月三十一日止年度 二零零三年 千港元 (經重列)	二零零四年 千港元 (經重列)	二零零五年 千港元 (經重列)	截至十二月三十一日止九個月 二零零四年 千港元 (未經審核)	二零零五年 千港元
收益	8	4,162,804	5,025,930	5,676,459	4,434,124	4,523,483
銷售成本		(3,248,769)	(3,932,182)	(4,376,361)	(3,472,065)	(3,534,053)
毛利		914,035	1,093,748	1,300,098	962,059	989,430
其他經營收入	10	96,980	111,903	114,145	74,670	61,923
分銷及銷售開支		(685,793)	(688,528)	(770,262)	(570,131)	(686,424)
行政開支		(278,968)	(283,709)	(294,778)	(222,197)	(170,768)
其他經營開支	11	(38,608)	(4,598)	(29,712)	—	(75,215)
投資證券之減值虧損		(323,287)	—	—	—	—
變現收購一間聯營公司額外權益所產生之負商譽		—	—	2,057	—	—
財務費用	12	(31,669)	(26,440)	(18,198)	(14,224)	(50,952)
應佔聯營公司虧損		(36,367)	(59,857)	(64,909)	(59,175)	(20,032)
收購一間聯營公司所產生商譽之減值虧損	13	(104,585)	—	(177,446)	—	(14,391)
商標許可證減值虧損		—	—	—	—	(164,667)
攤銷收購聯營公司所產生之商譽		(6,612)	(17,651)	(28,089)	(21,065)	—
出售附屬公司及聯營公司之收益(虧損)淨額	14	25	10,377	(15,747)	(16,270)	10,778
借予聯營公司之貸款準備		(79,595)	—	—	—	—
除所得税前(虧損)溢利		(574,444)	135,245	17,159	133,667	(120,318)
所得税支出	15	(32,200)	(25,469)	(117,397)	(90,428)	(61,074)
年／期內(虧損)溢利	16	(606,644)	109,776	(100,238)	43,239	(181,392)
應佔：						
母公司股本持有人		(648,620)	13,300	(161,862)	4,094	(127,102)
少數股東權益		41,976	96,476	61,624	39,145	(54,290)
		(606,644)	109,776	(100,238)	43,239	(181,392)
股息	18	—	11,221	11,193	11,193	22,463
每股(虧損)盈利						
— 基本	19	(4.05)港元	0.08港元	(0.82)港元	0.02港元	(0.57)港元

附註7： 威望磁訊於各有關期間之法定財務報表乃根據中國適用之有關會計原則及財務規例編製，並由珠海安德利聯合會計師事務所進行審核。

附註8： Rich Life於各有關期間之法定財務報表乃由Deloitte & Touche Singapore（為德勤•關黃陳方會計師行之成員公司）進行審核。該等法定財務報表乃根據新加坡適用之有關會計原則及財務規例編製。

附註9： 由於該公司自註冊成立日期以來一直並無業務，因此該公司並無編製經審核財務報表。

附註10： 富聯資源有限公司於各有關期間之法定財務報表乃由Union Alpha C.P.A. Limited進行審核。該等法定財務報表乃根據有關之香港公認會計原則編製。

附註11： 本集團於二零零五年十二月三十一日後收購該等公司。

吾等於各有關期間擔任 貴公司之核數師。截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之經審核綜合財務報表乃根據香港公認會計原則編製。就本報告而言，吾等已根據香港會計師公會（「香港會計師公會」）頒佈之香港核數準則對 貴集團按照香港公認會計原則編製的截至二零零五年十二月三十一日止九個月的綜合財務報表進行獨立審核程序。

吾等已審閱 貴集團於有關期間的經審核綜合財務報表（「相關財務報表」）。吾等乃根據香港會計師公會推薦的核數指引第3.340號「售股章程及申報會計師」進行審閱。

本報告所載 貴集團於各有關期間的綜合收益表及綜合現金流動以及於二零零三年、二零零四年、二零零五年三月三十一日及二零零五年十二月三十一日的綜合資產負債表乃建基就編製供收錄於通函之吾等報告之有關期間之相關財務報表。

相關財務報表由 貴公司董事負責，而該等董事亦批准刊發財務報表。 貴公司董事負責收錄本報告之通函之內容。吾等之責任為自相關財務報表編撰財務資料、就財務資料作出獨立意見，並向 閣下報告。

吾等認為，就本報告而言，財務資料連同有關附註真實而公平地反映 貴集團於二零零三年、二零零四年及二零零五年三月三十一日及二零零五年十二月三十一日之財務狀況，以及 貴集團截至二零零五年三月三十一日止三個年度各年及截至二零零五年十二月三十一日止九個月之綜合業績及現金流動。

貴集團截至二零零四年十二月三十一日止九個月之比較綜合收益表、綜合股東權益變動表及綜合現金流動表連同有關附註（「二零零四年十二月三十一日財務資料」）乃 貴公司董事純為本報告而編製。吾等已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」審閱二零零四年十二月三十一日財務資料。吾等之審閱工作主要包括向管理層作出查詢及對二零零四年十二月三十一日財務資料進行分析程序，據此評估會計政策及呈列方式，除另作披露者外是否貫徹一致。審閱工作不包括監控測試及資產、負債與交易核證等審核程序。審閱工作所涵蓋之範圍遠不及審核，故吾等不會就二零零四年十二月三十一日財務資料發表審核意見。根據吾等之審閱工作（並不構成審核），吾等並不知悉任何應對二零零四年十二月三十一日財務資料作出之任何重大修訂。

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Ultimate Strategy Limited *(附註1)*	英屬處女群島 二零零三年八月二十八日	1美元	—	100%	100%	投資控股
Wealthy Label International Limited *(附註1)*	英屬處女群島 二零零五年一月四日	1美元	—	100%	100%	投資控股
威倫有限公司 *(附註2)*	香港 二零零零年八月二十一日	2港元	—	100%	100%	投資控股
Zhuhai Hanny Property Investment Limited (「珠海錦興」) *(附註1)*	英屬處女群島 二零零二年十二月五日	1美元	—	100%	100%	暫無業務
美瑞思科技股份有限公司 *(附註6)*	台灣 二零零零年九月十六日	新台幣4,000,000元	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
美億格股份有限公司 *(附註6)*	台灣 二零零零年九月十一日	新台幣4,000,000元	—	100%	100%	買賣及分銷電腦媒體產品及影音產品

附註1： 由於該等公司註冊成立之國家並無法定審核規定，因此該等公司並無編製經審核財務報表。

附註2： 吾等於各有關期間或自各自之註冊成立或收購日期起（以較短者為準）擔任該等公司之核數師。該等公司已編製截至二零零五年三月三十一日止三個年度各年或各自之註冊成立日期起（以較短者為準）按香港公認會計原則編製之經審核財務報表。

附註3： MCL截至二零零三年三月三十一日止年度之法定財務報表乃根據加拿大適用之有關會計原則及財務規例編製，並由Deloitte & Touche Canada（為德勤•關黃陳方會計師行之成員公司）進行審核。

附註4： 該等公司於各有關期間之法定財務報表乃由Deloitte & Touche, LLP United Kingdom（為德勤•關黃陳方會計師行之成員公司）進行審核。MPEL及DPEL截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之法定財務報表乃根據英國適用之有關會計原則及財務規例編製。

附註5： MPI於各有關期間之法定財務報表乃由Deloitte & Touche United States, LLP（為德勤•關黃陳方會計師行之成員公司）進行審核。MPI截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年之法定財務報表乃根據美國適用之有關會計原則及財務規例編製。

附註6： 美瑞思科技股份有限公司及美億格股份有限公司於各有關期間之法定財務報表乃由勤業眾信會計師事務所（為德勤•關黃陳方會計師行之成員公司）進行審核。美瑞思科技股份有限公司及美億格股份有限公司截至二零零五年三月三十一日止三個年度各年之法定財務報表乃根據台灣適用之有關會計原則及財務規例編製。

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Multimedia Info-Duplication (Far East) Limited *(附註2)*	英屬處女群島 一九九七年一月九日	1美元	—	100%	100%	暫無業務
Multimedia Technology (Far East) Limited *(附註1)*	英屬處女群島 一九九七年一月九日	1美元	—	100%	100%	暫無業務
Multimedia Technology Overseas Limited *(附註1)*	英屬處女群島 一九九六年十二月二十日	2美元	—	100%	100%	暫無業務
Next Prospect Inc. *(附註1)*	英屬處女群島 二零零四年三月三十日	1美元	—	100%	100%	投資控股
Pacernic Limited *(附註1)*	英屬處女群島 二零零五年一月七日	1美元	—	100%	100%	投資控股
Pariet Tradings Limited *(附註1)*	英屬處女群島 二零零四年四月七日	1美元	—	100%	100%	暫無業務
Powervote Technology Limited *(附註1)*	英屬處女群島 二零零零年七月十八日	1美元	—	100%	100%	投資控股
Pure Delight Assets Limited *(附註1)*	英屬處女群島 一九九七年三月十二日	1美元	—	100%	100%	投資控股
Rapid Growth Profits Limited *(附註11)*	英屬處女群島 二零零一年一月三日	1美元	—	100%	100%	投資控股
Regal Wealth Ltd. *(附註1)*	英屬處女群島 一九九九年十一月二十三日	1美元	—	100%	100%	投資控股
Rich Life Holdings Pte Ltd.(「Rich Life」) *(附註8)*	新加坡 二零零二年三月十九日	2新加坡元	—	100%	100%	投資控股
Sino Partner Holdings Limited(「Sino Partner」) *(附註1)*	英屬處女群島 二零零四年九月三日	200美元	—	83%	83%	投資控股
Strong Talent Technology Limited *(附註1)*	英屬處女群島 二零零二年七月二日	1美元	—	100%	100%	暫無業務
Success Wealth Ltd. *(附註1)*	英屬處女群島 二零零零年一月十二日	1美元	—	100%	100%	投資控股
Tower Hill Profits Limited *(附註1)*	英屬處女群島 一九九九年七月八日	1美元	—	100%	100%	投資控股
Trifame Limited *(附註1)*	英屬處女群島 二零零五年一月五日	1美元	—	100%	100%	投資控股

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Memorex Canada Ltd.（「MCL」）*(附註3)*	加拿大 一九九零年一月九日	2加拿大元	—	68.68%	45.2%	分銷電腦媒體產品及影音產品
Memorex Holdings Limited *(附註2)*	百慕達 二零零三年十一月三日	100,000美元	—	65%	65%	投資控股
賣方 *(附註2)*	英屬處女群島 一九九七年二月二十日	1,000,000美元	—	68.68%	45.2%	投資控股及持有商標許可證
Memorex Products Europe Limited（「MPEL」）*(附註4)*	英國 一九九九年十月六日	2英鎊	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Memorex Products GmbH *(附註4)*	德國 一九九八年七月七日	100,000馬克	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Memorex Products S.A.S. *(附註4)*	法國 二零零零年四月十日	50,000歐元	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Memorex Products, Inc.（「MPI」）*(附註5)*	美國 一九九三年十一月十八日	79,001,000美元	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
美億格（澳門離岸商業服務）有限公司 *(附註1)*	澳門 二零零四年八月十八日	1澳門元	—	100%	100%	暫無業務
美億格亞洲有限公司 *(附註2)*	香港 二零零三年三月五日	2港元	—	100%	100%	投資控股
Metrorich Worldwide Ltd. *(附註11)*	英屬處女群島 二零零四年九月八日	1美元	—	100%	100%	投資控股
Micro-Tech Ltd. *(附註1)*	英屬處女群島 一九九九年七月二十三日	1美元	—	100%	100%	投資控股

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Hanny Magnetics (Overseas) Limited *(附註1)*	英屬處女群島 一九九一年 十一月二十二日	1美元	—	100%	100%	暫無業務
威望(珠海)磁訊有限公司(「威望磁訊」) *(附註7)*	中華人民共和國(「中國」) 一九八八年 三月十四日	45,740,000美元	—	100%	100%	製造磁訊媒體產品
Hanny Magnetics Europe Limited *(附註4)*	英國 一九九三年 十一月十二日	2英鎊	—	68.68%	45.2%	暫無業務
錦興磁訊有限公司 *(附註2)*	香港 一九七一年 四月二十七日	1,100,000,200港元 普通股 6,000,000港元 5%無投票權遞延股份	—	100%	100%	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
錦興管理有限公司 *(附註2)*	香港 一九九一年 九月三日	2港元	—	100%	100%	向本集團提供秘書及代名人服務
錦興策略投資有限公司 *(附註2)*	香港 一九九六年 六月十三日	10,000,000港元	—	100%	100%	投資控股
威望珠海有限公司 *(附註2)*	香港 一九九五年 十一月三十日	2港元	—	100%	100%	暫無業務
Hemmant Holdings Limited *(附註1)*	英屬處女群島 一九九七年 四月二十九日	1美元	—	100%	100%	投資控股
Honest Goodwill Limited *(附註1)*	英屬處女群島 二零零五年 四月六日	1美元	—	100%	100%	暫無業務
倫都有限公司 (附註11)	香港 一九九三年 二月九日	100港元	—	100%	100%	物業投資
建晉有限公司 *(附註2)*	香港 一九九九年 三月三十一日	2港元	—	100%	100%	投資控股
Kedleston Management Limited *(附註1)*	英屬處女群島 二零零二年 七月二日	1美元	—	100%	100%	暫無業務
Loyal Concept Limited *(附註1)*	英屬處女群島 二零零一年 八月十三日	1美元	—	100%	100%	投資控股
Maximum Potential Limited *(附註1)*	英屬處女群島 一九九七年 一月二十三日	1美元	—	100%	100%	投資控股

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Cyber Generation Limited (附註1)	英屬處女群島 二零零零年 七月五日	1美元	—	100%	100%	投資控股
Digital Communications Limited (附註1)	英屬處女群島 一九九九年 九月九日	10美元	—	60%	60%	投資控股
Dynamic Way Technology Limited (附註1)	英屬處女群島 二零零零年 二月八日	1美元	—	100%	100%	投資控股
Dysan Magnetics Limited (附註4)	英國 一九九零年 一月八日	100英鎊	—	68.68%	45.2%	暫無業務
Dysan Products Europe Limited (「DPEL」) (附註4)	英國 一九九四年 四月十九日	102英鎊 8,500,000美元	—	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Dysan.com Products Inc. (附註9)	加拿大 二零零五年 四月七日	1股無面值股份	—	68.68%	45.2%	暫無業務
E-Award Limited (附註1)	英屬處女群島 二零零零年 五月十八日	4美元	—	100%	100%	投資控股
eMemorex Inc. (附註1)	美國 一九九九年 九月二十四日	1美元	—	60%	60%	買賣電腦媒體產品
eMemorex.com Inc. (附註1)	加拿大 一九九九年 十一月二十三日	100股無面值股份	—	60%	60%	買賣電腦媒體產品
Genius Ideas Limited (附註1)	英屬處女群島 一九九九年 二月十八日	1美元	—	100%	100%	投資控股
Gold Regent Limited (附註1)	英屬處女群島 二零零零年 一月二十日	1美元	—	100%	100%	投資控股
Hackthorne Limited (附註1)	英屬處女群島 一九九五年 十月三十一日	1美元	—	100%	100%	投資控股
Hanny (Taishan) Property Investments Limited (附註1)	英屬處女群島 二零零五年 一月四日	1美元	—	100%	100%	暫無業務
禧利有限公司 (附註2)	香港 二零零三年 十一月二十六日	2港元	—	100%	100%	暫無業務
Hanny International, Inc. (附註1)	開曼群島 一九九一年 八月二十三日	1,000美元	—	100%	100%	暫無業務

於本報告日期，本公司擁有以下附屬公司，全部均屬私營有限公司：

附屬公司名稱	註冊成立／登記地點及日期	已發行及繳足股本／註冊資本	本公司持有之股本／註冊資本比例 直接	間接	本集團持有之股東權益	主要業務
Hanny Magnetics (B.V.I.) Limited *(附註1)*	英屬處女群島（「英屬處女群島」）一九九零年五月二十二日	40,000,000港元 普通股 8,000,000港元 優先股	100%	—	100%	投資控股
Acropolis Investment Group Limited *(附註1)*	英屬處女群島 二零零零年七月十一日	50,000美元	—	100%	100%	投資控股
Best Position Limited *(附註1)*	英屬處女群島 二零零六年二月二日	1美元	—	100%	100%	投資控股
Better Gain Investments Limited *(附註1)*	英屬處女群島 一九九九年六月二日	1美元	—	100%	100%	投資控股
潤金有限公司 *(附註2)*	香港 一九九九年六月十四日	2港元	—	100%	100%	投資控股
Bocane Enterprises Limited *(附註1)*	英屬處女群島 二零零五年一月七日	2美元	—	100%	100%	投資控股
Central Top Group Limited	英屬處女群島 二零零五年十一月三十日	1美元	—	100%	100%	投資控股
Chancellor Global Limited *(附註1)*	英屬處女群島 二零零五年一月七日	1美元	—	100%	100%	投資控股
Cobble Hill Holdings Limited *(附註1)*	英屬處女群島 一九九七年四月二十九日	1美元	—	100%	100%	投資控股
Collegate Limited *(附註1)*	英屬處女群島 二零零五年一月四日	1美元	—	100%	100%	投資控股
Cosmos Regent Ltd. *(附註1)*	英屬處女群島 二零零零年八月二十八日	1美元	—	100%	100%	投資控股
Create Ahead Technology Limited *(附註1)*	英屬處女群島 二零零二年七月二日	10,000美元	—	95%	95%	暫無業務
Createsuccess Limited (「Createsuccess」) *(附註1)*	英屬處女群島 二零零四年十二月三日	1美元	—	100%	100%	投資控股
Cross Profit Capital Limited *(附註1)*	英屬處女群島 二零零四年七月二十二日	1美元	—	100%	100%	投資控股
富聯資源有限公司 *(附註10)*	香港 一九九一年五月二十三日	12,500,000港元	—	100%	100%	暫無業務

2. 經審核財務資料

以下載列摘錄自本錦興於二零零六年四月十日刊發之通函之錦興集團會計師報告，報告內載列錦興集團經審核綜合財務報表，連同隨附之附註：

「**Deloitte.**
德勤

德勤•關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

以下為吾等就錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱為「貴集團」）截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度各年及截至二零零五年十二月三十一日止九個月（「有關期間」）之財務資料（「財務資料」）所編製之報告，以收錄於　貴公司於二零零六年四月十日就非常重大出售交易而刊發之通函（「通函」）。根據該交易，　貴集團將(i)透過其非全資附屬公司Memorex International Inc.（「賣方」）出售賣方於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.（「出售公司」）之全部權益，並(ii)出售賣方之商標許可證及其他有關以「Memorex」商用名稱買賣電腦相關產品之業務之資產（包括賣方及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務（「業務」，連同出售公司統稱為「出售資產」））（「出售事項」）。有關出售事項乃根據賣方與Imation Corp.（「買方」，根據美利堅合眾國（「美國」）德拉華州法律組成之公司，其股份於紐約證券交易所上市）於二零零六年一月十九日訂立之協議（「協議」）進行。

貴公司於一九九一年九月三日在百慕達註冊成立。　貴公司為一間投資控股公司。

附註：

1. 截至二零零四年及二零零五年十二月三十一日止九個月之數字乃根據由二零零五年一月一日或其後開始之會計期間生效，由香港會計師公會頒佈之香港財務報告準則、香港會計準則及詮釋(下文統稱為「新香港財務報告準則」)編製。採納新香港財務報告準則之詳情載於本附錄「經審核財務資料」分節所載錦興集團會計師報告之附註2。

2. 截至二零零三年、二零零四年及二零零五年三月三十一日止三年度之數字乃根據新香港財務報告準則編製。已就先前刊登之數字重新編列。新香港財務報告準則影響之詳情載於本附錄「經審核財務資料」分節所載錦興集團會計師報告之附註3。

3. 於截至二零零三年、二零零四年及二零零五年三月三十一日止三個財政年度各年及截至二零零四年及二零零五年十二月三十一日止九個月概無錄得任何特殊或非經常性項目。錦興集團於上述財政年度／期間內之年報／會計師報告概無載有保留意見。

1. 財務概要

摘錄自錦興於二零零六年四月十日刊發之通函內之錦興集團業績、資產及負債如下：

業績

	截至十二月三十一日止九個月		截至三月三十一日止年度		
	二零零五年	二零零四年	二零零五年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元
	(經審核)(附註1)	(未經審核)(附註1)	(經審核及重列)(附註2)	(經審核及重列)(附註2)	(經審核及重列)(附註2)
收益	4,523,483	4,434,124	5,676,459	5,025,930	4,162,804
除所得稅前(虧損)溢利	(120,318)	133,667	17,159	135,245	(574,444)
利得稅支出	(61,074)	(90,428)	(117,397)	(25,469)	(32,200)
年度／期間(虧損)溢利	(181,392)	43,239	(100,238)	109,776	(606,644)
應佔：					
母公司股本持有人	(127,102)	4,094	(161,862)	13,300	(648,620)
少數股東權益	(54,290)	39,145	61,624	96,476	41,976
	(181,392)	43,239	(100,238)	109,776	(606,644)
股息	22,463	11,193	11,193	11,221	—
每股錦興股份(虧損)盈利					
— 基本	(0.57港元)	0.02港元	(0.82港元)	0.08港元	(4.05港元)
每股錦興股份股息					
— 末期，已付	0.06港元	0.06港元	0.06港元	0.02港元	—
— 中期，已付	—	—	—	0.05港元	—

資產及負債

	於十二月三十一日	於三月三十一日		
	二零零五年	二零零五年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
	(經審核)	(經審核及重列)	(經審核)	(經審核)
非流動資產	1,861,527	1,284,621	1,643,529	1,604,463
流動資產	2,507,485	2,371,932	2,299,707	1,663,268
	4,369,012	3,656,553	3,943,236	3,267,731
流動負債	2,283,671	1,240,452	1,653,951	1,185,858
非流動負債	7,459	160,110	10,947	177,708
	2,291,130	1,400,562	1,664,898	1,363,566

方式按接納表格內所載名稱及地址退回予有關人士或代理人，惟不論方式為何，風險概由有權收取之人士承擔。倘並無列明有關名稱，則按名列首位之持有人之註冊地址退回予該名持有人。

(v) 於本文件及接納表格內對群龍收購建議之提述應包括群龍收購建議之任何延長及／或修訂。

(vi) 接納表格所載之條文構成群龍收購建議條款之一部分。

(vii) 意外遺漏向任何獲提出群龍收購建議之人士寄發本文件及／或接納表格，在任何方面均不會令群龍收購建議無效。

(viii) 群龍收購建議及其所有之接納、接納表格、所訂立而有關群龍收購建議之所有合約，以及根據群龍收購建議條款所採取或作出或視作採取或作出之一切行動，將在各方面均受香港法例所規管及按其詮釋。群龍合資格股東或其代表將就已簽署之接納表格將構成該股東向香港非獨有司法權法院遞交有關群龍收購建議所產生或與群龍收購建議有關之所有事宜及接納表格。

(ix) 已正式簽署之接納表格將構成授權要約人及／或新百利之任何董事或彼等各自之代理人，代表接納群龍收購建議之群龍合資格股東填妥及簽署接納表格及任何其他文件，並採取任何其他可能屬必需或權宜之行動，藉此將接納所涉及之群龍股份轉歸於要約人或要約人將指示之人士。

(x) 就群龍收購建議之任何接納所涉及　閣下透過中央結算系統持有之群龍股份而言，要約人保留權利作出可能屬必須或適當之修改、增加或修訂，以使任何擬對群龍收購建議之接納及轉讓生效，而不論是否因而符合中央結算系統或其他系統之安排或規定，惟有關修改、增加或修訂須與收購守則或其他守則之規定貫徹一致或在取得執行理事之同意下作出。

(xi) 接納群龍收購建議之群龍合資格股東根據群龍收購建議應收取之代價，將根據群龍收購建議之條款全數支付，該款項不附帶任何留置權、抵銷權、反索償或其他要約人可或聲稱可向該名股東行使之類似權利。

(xii) 謹請群龍合資格股東在作出決定時，務必依據彼等本身對要約人及群龍，以及群龍收購建議條款之審查，包括所涉及之得益與風險。本文件之內容（包括本文件所載之任何一般意見或推薦建議）及接納表格並不構成法律或商業意見。群龍合資格股東應向彼等本身之律師或財務顧問徵詢法律或財務意見。此外，本文件並不包括任何有關美國稅項之資料。謹請可能須在美國繳納稅項之群龍合資格股東，就擁有或出售群龍股份之美國聯邦、國家、地方或其他稅務後果諮詢彼等之稅務顧問。

(xiii) 群龍收購建議乃透過於二零零六年五月二十六日刊發及寄發本文件及相關接納表格而作出。

(xiv) 群龍收購建議乃根據收購守則而作出。

— **群龍合資格股東在有關接納表格內填報美國地址或其位於美國註冊地址，而在各情況下，其並無在有關接納表格內填上位於美國以外之個人代理人之姓名及地址，藉此將根據群龍收購建議有權收取之代價寄發予該名個人代理人；**

— **群龍合資格股東在有關接納表格內填上位於美國之個人或代理人之姓名及地址，藉此將根據群龍收購建議有權收取之代價寄發予該名人士或代理人；或**

— **群龍合資格股東所接獲之有關接納表格乃置於蓋有美國郵戳或要約人或其代理人認為乃寄自美國之信封內，**

其接納將屬無效，惟要約人有權按其絕對酌情權進一步調查該股東之性質及居住地點，倘核實該股東與美國並無任何關連，則容許其接納有效。

(vi) 要約人進一步保留權利，透過報章公佈向並非居於香港之群龍合資格股東知會任何事宜(包括(但不限於)提出、修訂或延長群龍收購建議)，而有關報章可能不會於該等股東居住之司法權區內流通。儘管該等股東無法接獲或閱覽該公佈，惟就該公佈有關事宜之通知將被視為已獲充份作出。

(vii) 任何海外群龍合資格股東接納群龍收購建議將構成該名人士所作出之保證，保證乃根據所有適用法例獲准許接獲及接納群龍收購建議以及其任何延長或修訂；而根據所有適用法例，有關接納將屬有效及具約束力。

一般事項

(i) 任何人士對群龍收購建議之接納將被視為構成該名人士或該等人士向要約人所作出之保證，保證乃根據群龍收購建議所收購之群龍股份由該名人士或該等人士出售，而不附帶任何留置權、押記、產權負擔、優先購買權及任何性質之任何其他第三者權利；並會附帶該等群龍股份所附帶之一切權利(包括全數收取於群龍股份發行日期後宣派、派付或作出之所有股息及分派)。

(ii) 任何代名人就群龍收購建議之接納將被視為構成該代名人向要約人所作出之保證，保證乃按接納表格所示之群龍股份數目為該代名人代接納群龍收購建議之實益擁有人所持有之群龍股份總數，以及接納群龍收購建議之群龍股份總數。

(iii) 所有由群龍合資格股東送交或接收或寄出之通訊、通告、接納表格、股票或債券票據、其他所有權文件(或就此之賠償保證)或任何其他性質之股款須由群龍合資格股東或彼等之指定代理人送交或接收或寄出，風險概由彼等或彼等之指定代理人承擔；而要約人、新百利、群龍或接收代理人概不就上述風險所產生之任何損失或可能因此而引起之任何其他責任承擔任何責任。

(iv) 倘群龍收購建議以收購守則所容許之方式撤銷，則有關　閣下之群龍股份之接納表格須儘快及在任何情況下於群龍收購建議被撤銷或(視情況而定)於要約人以公佈形式規定之期間內接納群龍收購建議之群龍合資格股東獲授出權利以撤銷接納(按執行理事要求)當日起計10日內以郵寄

(ii) 倘要約人無法遵守收購守則第19條就群龍收購建議而發表公佈之任何規定(其概要已載於本附錄「公佈」一節之(i)及(ii))段，執行理事可規定要約人按執行理事認為可以接納之條款授予有關接納群龍收購建議之群龍合資格股東撤回權力，直至要約人能夠遵守上述之規定為止。

海外群龍合資格股東

(i) 於任何香港以外司法權區或向當地群龍合資格股東提出群龍收購建議可能會受有關司法權區法例影響。身為香港以外司法權區之市民、居民或國民之群龍合資格股東，彼等應知道有關司法權區之一切適用法例及監管規定，並加以遵守。在執行理事同意下，(i)美籍人士及群龍之股東名冊所示地址屬馬來西亞境內之人士將不得參與群龍收購建議；及(ii)本文件派發予名列群龍之股東名冊且名冊所示地址屬美國或馬來西亞境內之人士僅供參考及不連接納表格。經執行董事批准後，要約人保留權利，為並非居於香港之群龍合資格股東就群龍收購建議條款作出其他安排。

(ii) 任何欲接納群龍收購建議之海外群龍合資格股東，均有責任就此全面遵守任何有關司法權區之一切適用法例及監管規定，包括在該司法權區取得任何可能需要之政府或其他同意、符合任何其他必要正式手續及支付任何到期之發行、轉讓或其他税項。

(iii) 身為美籍人士之群龍合資格股東概不得接納群龍收購建議。

(iv) 各接納群龍收購建議之群龍合資格股東將須在接納表格有關空格內填上「否」，以向要約人及新百利聲明及保證，彼等：

— 概無於美國接獲本文件或隨附之接納表格，亦不會於美國寄發填妥之接納表格或使用任何美國法管轄內之方式送交填妥之接納表格；

— 於送達接納表格或於接納群龍收購建議時並非身在美國；

— 非美籍人士；或

— 非為美國之主事人按非酌情基準行事之代理人或受信人。

(v) 倘：

— 群龍合資格股東並無在接納表格有關空格內清楚標明「否」，因而並無給予上文(iv)段所載之聲明及保證；或

(iii) 倘群龍收購建議獲延長或修訂，則會就有關延長或修訂發出公佈，並列明下個截止日期，或群龍收購建議將仍然可供接納，直至另行通知為止(在後者之情況下，將於群龍收購建議截止前向該等尚未接納群龍收購建議之群龍合資格股東發出最少14日通知)。倘群龍收購建議獲延長或修訂，則其將仍然在不少於14日的期間內可供接納，惟倘群龍收購建議先前已獲延長或修訂，則須於其後之截止日期截止。接納之最後時限將為該截至日期下午四時正。

(iv) 在任何情況下，倘群龍收購建議獲修訂，則所有先前已接納群龍收購建議之群龍合資格股東將可享有在收購建議中所作任何修訂的利益。任何於修訂前已簽署任何接納表格以表示接納群龍收購建議之群龍合資格股東或其代表將被視為構成接納經修訂群龍收購建議，除非如下文「撤回權利」一段所載，有關股東有權並正式撤回其接納則另作別論。

(v) 倘截止日期獲延長，則本文件及接納表格內對截止日期之任何提述將(惟倘文義另有所指除外)被視為提述獲延長之截止日期。

公佈

(i) 於截止日期(或執行理事可在特殊情況下准許之較後日期)下午六時正前，要約人將知會執行理事及聯交所有關其就群龍收購建議之修訂、延長或屆滿之決定。要約人將於截止日期下午七時正在聯交所網站刊登公佈，列明群龍收購建議是否已獲修訂、延長或屆滿。該公佈將根據收購守則第12.2條規定在下一個營業日再次刊登。公佈將列明群龍股份之總數及有關下列群龍股份之權利：

— 已接獲群龍收購建議之接納書所涉及之群龍股份；

— 要約人或其於群龍收購建議期間前之一致行動人士所持有、控制或指示之群龍股份；及

— 由要約人或其任何一致行動人士於群龍收購建議期間內所收購或同意收購之群龍股份。

公佈將列明此等數目所佔之相關股本類別百分比及投票權百分比。

(ii) 公佈將分別列明有效接納群龍收購建議及在各方面尚未整理妥當或有待核實之接納所涉及之群龍股份數目。

(iii) 按收購守則之規定，有關在執行理事及(如適用)聯交所已確認其群龍收購建議下並無其他意見之所有公佈，將根據上市規則而作出。

撤回權利

(i) 除下文所規定者外，群龍合資格股東就群龍收購建議所提交之接納書均屬不可撤回及撤銷。

(b) 倘　閣下於接納表格丙欄(就方案一代價而言)及丁欄(就方案二代價而言)所填寫之群龍股份總數超過以　閣下名義登記之群龍股份數目，超過之數目將首先於丁欄所填寫之數目內扣減(而該數目將被視為相應減少)，而扣減後所餘下之數目將於丙欄所填寫之數目內扣減(而該數目將被視為相應減少)。

(c) 倘丙欄內之群龍股份數目(經上述條文(如適用)修改後)並非5或5之完整倍數，則計算(i)該數目及(ii) 5或最接近該數目之5的完整倍數之差額，而　閣下將給予之款項乃就該差額按公式1.8港元 x (差額/5)計算。

舉例：

倘　閣下以下列方式填妥接納表格：

根據**方案**一提交之群龍股份數目	丙欄	數目 九	大寫 玖
根據**方案**二提交之群龍股份數目	丁欄	數目 零	大寫 零

則　閣下將(假設相關數目之群龍股份乃以　閣下名義登記)有權收取一(1)股錦興股份及3.24港元(即1股錦興股份及有關5股群龍股份之1.80港元+有關其餘4股群龍股份之1.80港元x4/5)

或

倘　閣下以下列方式填妥接納表格：

根據**方案**一提交之群龍股份數目	丙欄	數目 九	大寫 玖
根據**方案**二提交之群龍股份數目	丁欄	數目 八	大寫 捌

則　閣下將(假設相關數目之群龍股份乃以　閣下名義登記)有權收取兩(2)股錦興股份、一(1)份錦興債券及4.32港元(即兩(2)股錦興股份及有關10股群龍股份之3.60港元(由於　閣下將被視為就丁欄內之3股群龍股份選擇方案一代價，故將以方案一代價結清之群龍股份總數為12股群龍股份)+有關其餘2股群龍股份之1.80港元x2/5+一(1)份錦興債券(有關　閣下於丁欄選擇方案二代價之5股群龍股份))。

(vii) 根據收購守則之規定，要約人可保留權利，按其絕對酌情權視任何非完全符合規定之群龍收購建議接納為有效。

(viii) 任何接納表格、股票、過戶收據、其他所有權文件及／或任何就　閣下之群龍股份所需之彌償保證概不會發出收據。

群龍收購建議之接納期、修訂及延長

(i) 群龍收購建議乃於二零零六年五月二十六日提出，並可於該日期起及此後接納收購建議。

(ii) 除非群龍收購建議先前已獲延長或經修訂，否則群龍收購建議將於截止日期下午四時正截止。在收購守則之規限下，要約人可保留權利，於寄發本文件後延長或修訂群龍收購建議。

接納手續

(i) 閣下根據群龍收購建議可提呈接納並於二零零六年五月十九日以 閣下名義登記之群龍股份數目(假設 閣下並無出售或轉讓任何群龍股份)載於本文件隨附之接納表格內。接納群龍收購建議時， 閣下須根據接納表格上列印之指示填妥接納表格，有關指示為群龍收購建議之部份條款及條件。

(ii) 待收到群龍收購建議之接納表格後，務必在實際可行之情況下盡快填妥表格並以郵寄、速遞或以其他類似速遞服務方式或親身交回接收代理人，標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須按照收購守則於二零零六年六月十六日下午四時正及／或要約人可能釐定及公佈之較遲時間及／或日期前將表格送交接收代理人。

(iii) 倘 閣下所持有之群龍股份乃透過 閣下之註冊證券交易商或託管銀行或其他代理人寄存於中央結算系統，應指示 閣下之註冊證券交易商或託管銀行或其他代理人授權香港中央結算(代理人)有限公司，在香港中央結算(代理人)有限公司指定限期當日或之前代 閣下接納群龍收購建議。為趕及香港中央結算(代理人)有限公司指定之期限， 閣下應向 閣下之註冊證券交易商或託管銀行或其他代理人查詢處理 閣下指示所需時間，並按其要求向 閣下之註冊證券交易商或託管銀行或其他代名人呈交指示。

(iv) 倘 閣下所持有之群龍股份乃透過投資者參與者賬戶寄存於中央結算系統，則 閣下最遲須於香港中央結算(代理人)有限公司指定限期當日或之前透過「結算通」電話系統或中央結算系統互聯網系統發出 閣下之指示。

(v) 在向有權收取代價之人士寄發群龍收購建議的代價前，接納須經核實。根據接納將予支付之代價將儘快及在任何情況下不遲於接收代理人在接獲一切有關文件並表示群龍收購建議之接納屬完整及有效之日後第十日寄發。倘該日並非營業日，則將予寄發群龍收購建議代價之日期將延至下一個營業日。

(vi) 群龍合資格股東在接納群龍收購建議但於接納表格內並無清晰表示選擇方案一代價或方案二代價，將被視作就與該接納表格有關之群龍股份選擇收取方案一代價。接納表格包括有關計算根據群龍收購建議 閣下將之接納收取方案一代價或方案二代價之群龍股份數目之條文。

(a) 倘 閣下於接納表格丁欄(就方案二代價而言)填寫之群龍股份數目並非5或5之完整倍數， 閣下將被視為選擇：

(i) 就於丁欄填寫之群龍股份數目下調至5或最接近所填寫數目之5的完整倍數收取方案二代價(而丁欄內之數目將被視為相應減少)；及

(ii) 就餘下群龍股份數目收取方案一代價(而丙欄內之數目將被視為相應增加)。

此外，吾等建議擬變現於群龍之投資以得到部份之即時資金流動性，惟同時又想得到最大投資回報之群龍合資格股東考慮同時選擇方案一及方案二，惟該等群龍合資格股東需：

(i) 對錦興集團(包括群龍集團)之業務有信心，並擬投資其業務；

(ii) 看好經擴大錦興集團之未來前景；

(iii) 明白，錦興債券已將轉換價設定為9.0港元，較股份於最後實際可行日期之收市價溢價120.9%，而如此高之轉換溢價顯示，錦興債券持有人有較少機會將錦興債券轉換成轉換股份；

(iv) 知道錦興債券不會於任何證券交易所上市；

(v) 了解並接受有關投資錦興債券之風險，尤其是：相對於方案一有部份為現金，方案二須承受不履約風險；

(vi) 明白，概不保證錦興可於今後維持相若之派息水平，甚至可能不會派息；

(vii) 知悉，視乎彼等之股權多寡及所收取方案一及方案二之接納水平而定，錦興股份未必存在足夠活躍之市場，使擬將群龍股份提呈群龍收購建議並出售錦興股份或轉換股份之群龍合資格股東可於短期內落實，而錦興股份之市價亦可能會出現下調壓力；及

(viii) 了解並接受按現時錦興股份之價位，根據同選方案一及方案二可予變現之貨幣價值遠比方案二為低。

由於方案一及方案二之引申價值將按錦興股份之市價變動而不斷變化，由本函件日期至群龍收購建議截至日期仍有一段時間，群龍合資格股東於決定選擇方案一或方案二或同時選擇兩者前，務請注意(其中包括)香港及國際股票市場、金融、經濟、市場及其他狀況之任何變化，以及群龍集團及錦興集團經營環境、行業及前景之最新發展。群龍合資格股東須於作出選擇前考慮接近群龍收購建議截止日期時方案一及方案二之引申價值，並參閱本函件「(9)方案一及方案二之分析」一節所載之表11。

務請各位群龍合資格股東細閱文件附錄一詳述接納群龍收購建議之手續，且務須因應個別處境、本身之投資目標及税務狀況，決定變現還是保留彼等於群龍股份之投資。此外，考慮選擇方案一或方案二或同時選擇兩者時，務請各位群龍合資格股東考慮與出售錦興股份或轉換股份相關之市場風險及交易成本。群龍合資格股東務請審慎地自行考慮彼等之處境。

此致

列位群龍合資格股東 台照

代表
凱利融資有限公司
董事總經理
顧福身
謹啟

二零零六年五月二十六日

考慮上述各項後，吾等認為，按方案一及方案二之引申價值公平估值下，群龍收購建議為群龍合資格股東變現彼等於群龍投資之大好時機。另外，群龍收購建議整體上對群龍合資格股東而言屬公平合理。因此，吾等建議群龍合資格股東接納群龍收購建議。

在選擇方案一及方案二時，吾等建議群龍合資格股東選擇方案二(以錦興股份於最後實際可行日期之收市價4.075港元為基準，每股群龍股份約值2.82港元，而根據方案一每股群龍股份之引申價值則為1.175港元)，惟該等群龍合資格股東需：

(i) 並無即時之流動資金需要；

(ii) 對錦興集團(包括群龍集團)之業務有信心，並擬投資其業務；

(iii) 看好經擴大錦興集團之未來前景；

(iv) 明白，錦興債券已將轉換價設定為9.0港元，較股份於最後實際可行日期之收市價溢價120.9%，而如此高之轉換溢價顯示，錦興債券持有人有較少機會將錦興債券轉換成轉換股份；

(v) 知道錦興債券不會於任何證券交易所上市；

(vi) 了解並接受有關投資錦興債券之風險，尤其是方案二須承受不履約風險；

(vii) 並無除收取現金以外其他更好投資方式；及

(viii) 了解並接受在轉換錦興債券時，將來出售轉換股份時可變現之貨幣價值會比現時根據方案一之每股群龍股份引申價值約1.175港元為高或低。

然而，如群龍合資格股東欲變現於群龍之投資並尋求即時之資金流動性，吾等則建議彼等考慮選擇方案一，惟該等群龍合資格股東需：

(i) 知悉，視乎彼等之股權多寡及所收取方案一及方案二之接納水平而定，錦興股份未必存在足夠活躍之市場，使擬將群龍股份提呈群龍收購建議並出售錦興股份或轉換股份之群龍合資格股東可於短期內落實，而錦興股份之市價亦可能會出現下調壓力；

(ii) 明白，概不保證錦興可於今後維持相若之派息水平，甚至可能不會派息；及

(iii) 了解並接受按現時錦興股份之價位，根據方案一可予變現之貨幣價值遠比方案二為低。

(iv) 知道錦興債券不會於任何證券交易所上市；

(v) 了解並接受有關投資錦興債券之風險，尤其是：相對於方案一有部份為現金，方案二須承受不履約風險；

(vi) 明白，概不保證錦興可於今後維持相若之派息水平；甚至可能不會派息；

(vii) 知悉，視乎彼等之股權多寡及所收取方案一及方案二之接納水平而定，錦興股份未必存在足夠活躍之市場，使擬將群龍股份提呈群龍收購建議並出售錦興股份或轉換股份之群龍合資格股東可於短期內落實，而錦興股份之市價亦可能會出現下調壓力；及

(viii) 了解並接受按現時錦興股份之價位，根據同選方案一及方案二可予變現之貨幣價值遠比方案二為低。

概要

吾等之意見乃以下列主要考慮因素為基準：

1. 在財政上，群龍於二零零五年財政年度經營之分派業務錄得虧損，且不能保證群龍以後可以獲利或其虧損不會增加。

2. 於最後實際可行日期，概無申請群龍股份於聯交所或任何其他證券交易所上市之意向，群龍之現金資源擬保留作用於未來業務擴展之營運資金，最少於往後數年不會宣派任何股息。因此，群龍股份之持有人將難以透過收取群龍股息或在認可證券交易所出售群龍股份之方式變現彼等之投資回報(如有)。故此，群龍收購建議乃群龍合資格股東變現彼等於群龍投資之大好機會。倘彼等選擇方案一，彼等將即時變現部份投資為現金，並可交換流動性較高之餘下錦興股份。倘彼等選擇方案二，彼等可將投資交換成由上市公司發行之帶息可換股債券，並可於轉換期內轉換為轉換股份。

3. 群龍之業務帶有風險。群龍作為非上市公眾公司，未必有足夠資金經營業務。倘須要大筆資金經營業務，倘未能獲得資金，對其增長前景及未來盈利能力會產生重大不利影響；任何新造借貸可能包括一些條款，限制其財政靈活性、派付股息或管理擬進行業務之能力。

4. 按方案一及方案二為基準，群龍之價格對賬面值比率分別為0.5倍及1.1倍，在可資比較公司之範圍(0.1倍至11.3倍)內。

5. 與群龍股份比較，錦興股份之流動性大得多，原因為群龍股份為非上市股份。

6. 錦興之市盈率、價格對賬面值比率及股息回報率均在行業可資比較公司之範圍內。

7. 誠如表5 — 錦興與經甄選行業可資比較公司之財務比率對比，及按「(7)b. 過往之財政表現」一節所討論，與經甄選之市場同儕比較之下，錦興之長期債務水平較低，支付利息之能力亦較高。

(i) 並無即時之流動資金需要；

(ii) 對錦興集團（包括群龍集團）之業務有信心，並擬投資其業務；

(iii) 看好經擴大錦興集團之未來前景；

(iv) 明白，錦興債券已將轉換價設定為9.0港元，較股份於最後實際可行日期之收市價溢價120.9%，而如此高之轉換溢價顯示，錦興債券持有人有較少機會將錦興債券轉換成轉換股份；

(v) 知道錦興債券不會於任何證券交易所上市；

(vi) 了解並接受有關投資錦興債券之風險，尤其是方案二須承受不履約風險；

(vii) 並無除收取現金以外其他更好投資方式；及

(viii) 了解並接受在轉換錦興債券時，將來出售轉換股份時可變現之貨幣價值會比現時根據方案一之每股群龍股份引申價值約1.32港元為高或低。

然而，如群龍合資格股東欲變現於群龍之投資並尋求即時之資金流動性，吾等則建議彼等考慮選擇方案一，惟該等群龍合資格股東需：

(i) 知悉，視乎彼等之股權多寡及所收取方案一及方案二之接納水平而定，錦興股份未必存在足夠活躍之市場，使擬將群龍股份提呈群龍收購建議並出售錦興股份或轉換股份之群龍合資格股東可於短期內落實，而錦興股份之市價亦可能會出現下調壓力；

(ii) 明白，概不保證錦興可於今後維持相若之派息水平，甚至可能不會派息；及

(iii) 了解並接受按現時錦興股份之價位，根據方案一可予變現之貨幣價值遠比方案二為低。

此外，吾等建議擬變現於群龍之投資以得到部份之即時資金流動性，惟同時又想得到最大投資回報之群龍合資格股東考慮同時選擇方案一及方案二，惟該等群龍合資格股東需：

(i) 對錦興集團（包括群龍集團）之業務有信心，並擬投資其業務；

(ii) 看好經擴大錦興集團之未來前景；

(iii) 明白，錦興債券已將轉換價設定為9.0港元，較股份於最後實際可行日期之收市價溢價120.9%，而如此高之轉換溢價顯示，錦興債券持有人有較少機會將錦興債券轉換成轉換股份；

然而，方案一及方案二之引申價值將按錦興股份之市價變動而不斷變化。下文表11顯示方案一及方案二按不同股價水平計算之引申價值(假設一切其他因素(錦興之信貸評級、當時之市場利率及零票息率票據回報率等)保持不變)。

表11：方案一及方案二之引申價值

錦興股份價格	方案一之引申價值	方案二之引申價值	方案二引申價值相對於方案一引申價值之溢價(折讓)
港元	*港元* *(附註1)*	*港元* *(附註2)*	
1	2.8	12.2	336.2%
2	3.8	12.3	224.9%
3	4.8	12.6	162.5%
4	5.8	13.0	123.5%
5	6.8	13.4	97.2%
6	7.8	13.9	78.5%
7	8.8	14.5	64.7%
8	9.8	15.1	54.1%
9	10.8	15.8	45.9%
10	11.8	16.4	39.3%
15	16.8	20.2	20.1%
20	21.8	24.2	11.1%
25	26.8	28.4	6.1%
35	36.8	37.1	0.8%
50	51.8	50.4	(2.7)%
75	76.8	72.8	(5.2)%

附註：

1. *按錦興股價加1.8港元計算。*

2. *此欄由永利行提供，並按(i)錦興債券之負債部份價值；及(ii)按不同水平之錦興股份價格以柏力克－舒爾斯期權價格模式釐定之錦興債券權益部份價值之和計算。*

誠如表11顯示，於1.0港元至35港元之價幅內，方案二之價值比方案一高，而差距則隨著錦興股份價值之上升而下降。此現象顯示，隨著錦興股份價格上升，兩套方案之引申價值趨於會合，當錦興股份價格超過35港元，方案一及方案二之引申價值之間差額會少於0.8%。然而，鑑於錦興股份現時之價位，錦興股份於群龍收購建議在二零零六年六月十六日截至時未必可達到35港元。

以錦興股份於二零零六年三月三十一日之收市價為基準，方案二之引申價值比方案一多一倍。吾等認為，於本函件日期，在財務上吾等建議按變現群龍投資及追求持續收入之群龍合資格股東考慮選擇方案二，惟該等群龍合資格股東需：

(8) 錦興之意向

誠如本文件新百利函件內「錦興有關群龍之意向」一節所述，錦興之意向為除非取得其股東之事先批准，否則群龍集團將不會進行分派業務以外之任何業務，亦不會持有除來自中策集團重組所得與分派業務有關之資產以外之任何其他資產。群龍之董事會不擬於群龍收購建議完成後出售群龍集團之任何資產。錦興之意向為其將不會將任何資產注入群龍或建議群龍之董事會批准出售任何資產或更改群龍集團之主要業務。將不會向聯交所或任何其他證券交易所作有關群龍股份之新上市之申請。

(9) 方案一及方案二之分析

以於最後實際可行日期每股錦興股份之收市價4.075港元為基準，方案一中每股群龍股份之價值為1.75港元。

以永利行所編製錦興債券於二零零六年三月三十一日之估值為基準，每份錦興債券之價值為14.10港元。因此，方案二中每股群龍股份之價值約為2.82港元。

為評估錦興債券之估值是否公平合理，吾等曾與永利行磋商，並審議估值時所採用之方法、基準及關鍵假設。吾等於與永利行之磋商中注意到，錦興債券之價值包括兩個部份，即負債部份及權益部份。負債部份乃以相關現貨息率(即以摘自香港政府債券之零票息率加上由錦興管理層釐定之風險溢價)貼現一切未來現金流量後估算。就反映錦興債券信貸風險之風險溢價而言，永利行亦已參考錦興集團過往之借貸息率。錦興債券之權益部份相等於香港會計準則第39號所規定之公平值。釐定權益部份時，永利行曾考慮錦興股份之價格波動性。吾等了解，錦興債券之負債部份將按(其中包括)錦興之信貸評級、現行市場利率及零票息債券回報率、息差而變動，而錦興債券之權益部份則將按錦興股份價格之變化而變動。估值乃以假設錦興股份已於二零零六年三月三十一日發行及按群龍收購建議全數接納之全部311,387,646股群龍股份均根據方案二作出為基準，因此，62,277,529份債券乃按每份15港元之面值發行。根據吾等與永利行之磋商及就估值報告進行之審議，吾等認為基準及假設乃審慎而客觀地作出，且屬公平、合理及恰當，原因為該等基準及假設乃以就可得市場數據所作合理估計為基準，故該估值屬公平合理。

群龍合資格股東務請注意，視乎彼等之股權多寡及所收取方案一及方案二之接納水平而定，錦興股份未必存在足夠活躍之市場，使擬將群龍股份提呈群龍收購建議並出售錦興股份或轉換股份之群龍合資格股東可於短期內落實，而錦興股份之市價亦可能會出現下調壓力。

此外，於最後實際可行日期，錦興尚有9,000,000份未行使購股權，授權持有人認購最多9,000,000股錦興股份。

雖然如此，與群龍股份比較，錦興股份之流動性大得多，原因為群龍股份為非上市股份。

(e) *錦興之派息記錄*

下文表10載列有關錦興股東應佔溢利／(虧損)、每股錦興股份之股息及錦興集團派息比率之最新資料：

表10：錦興之派息記錄

	於截至十二月三十一日止九個月	截至三月三十一日止年度		
	二零零五年	二零零五年	二零零四年	二零零三年
母公司股本持有人應佔溢利(虧損)*(千港元)*	(127,102)	(161,862)	13,300	(648,620)
每股基本盈利(虧損)*(港元)*	(0.57)	(0.82)	0.08	(4.05)
每股股息*(港元)*	0.06	0.06	0.07	—
派息比率*(附註1)*	n.a.	n.a.	87.5%	n.a.

資料來源：錦興之年報及中期報告

附註：

1. *每股股份股息除以期內每股盈利。*

2. *n.a. 表示不適用，原因為錦興錄得每股虧損。*

就回顧期間而言，錦興不論是否獲利，於各申報期間均有派息，惟二零零三年財政年度除外。於錦興錄得純利之二零零四年財政年度，錦興之派息比率為87.5%。

雖然如此，群龍合資格股份務請注意，概不保證錦興可於今後維持相若之派息水平，甚至可能不會派息。追求持續收入之群龍合資格股份可能會認為錦興債券乃較佳選擇，比錦興股份可能提供之股息派發更加吸引。

下表載列於回顧期間內錦興股份之平均每日成交量、每月成交量分別佔已發行股本及錦興股份之公眾持股量之百分比。

表9 — 錦興股份之歷史成交值及成交量

	總成交量 (股)	平均每日成交量 (股)	總成交量佔已發行股份總數 (附註1)	總成交量佔公眾持股量 (附註2)
二零零五年				
五月	9,010,040	450,502	3.8%	5.3%
六月	4,427,893	201,268	1.9%	2.6%
七月	3,749,253	187,463	1.6%	2.2%
八月	3,269,830	142,167	1.4%	1.9%
九月	5,136,578	244,599	2.2%	3.0%
十月	17,925,023	896,251	7.6%	10.5%
十一月	2,957,224	1,234,419	1.2%	1.7%
十二月	5,668,510	283,426	2.4%	3.3%
二零零六年				
一月	6,111,725	321,670	2.6%	3.6%
二月	12,622,773	631,139	5.3%	7.4%
三月	2,901,542	126,154	1.2%	1.7%
四月	1,903,981	111,999	0.8%	1.1%
五月(截至最後實際可行日期)	2,205,398	137,857	0.9%	1.3%

資料來源：聯交所網頁

附註：

1. *以最後實際可行日期已發行之237,253,402股股份為基準。*

2. *以最後實際可行日期公眾人士所持之171,488,454股股份為基準。*

於回顧期間內，錦興每月總成交量佔其已發行股本總數之百分比範圍為約0.8%至7.6%不等，佔其公眾持股量之百分比範圍則為約1.1%至10.5%不等。除二零零五年十月及二零零六年二月外，錦興股份於回顧期間內之成交量相對較為淡靜。

於回顧期間內，錦興股份於2.475港元至5.450港元之範圍內進行買賣，錦興股份之交投量頗為波動。吾等注意到，於二零零五年十月二十一日，錦興發出公佈確認，錦興董事並不知悉錦興股份之成交量上升之任何原因，惟錦興獲其主要股東及德祥企業集團有限公司之間接全資附屬公司其威投資有限公司(「其威」)知會，其威已於今日從市場以每股4.00港元之價格購入11,000,000股錦興股份，佔錦興股份於當日總成交量之93.65%，而其威於錦興之權益由20.61%增加至25.48%。於二零零六年一月二十七日，錦興發出公佈確認，除錦興於二零零六年一月二十六日刊發有關出售Memorex International Inc.有關電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之資產之非常重大出售事項公佈外，錦興並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予公開者。

下文表8載列於回顧期間內各月之最高及最低收市價與平均每日收市價。

表8 — 錦興股份之收市價

	最高收市價	最低收市價	平均每日收市價
	港元	*港元*	*港元*
二零零五年			
五月	3.700	2.475	2.876
六月	3.200	2.775	2.924
七月	3.400	2.850	3.025
八月	3.525	3.150	3.266
九月	4.000	3.600	3.806
十月	4.475	3.875	4.145
十一月	4.175	3.925	4.023
十二月	3.975	3.700	3.836
二零零六年			
一月	4.625	3.700	3.932
二月	5.450	4.625	5.100
三月	5.050	4.550	4.754
四月	4.875	4.700	4.769
五月(截至最後實際可行日期)	4.800	4.075	4.631

資料來源：聯交所網頁

於回顧期間內，錦興股份於聯交所所報之最高收市價為二零零六年二月十日之5.45港元，而錦興股份於聯交所所報之最低收市價為二零零六年五月十八日之2.475港元。

如表8所示，錦興股份自二零零五年五月起大致穩定向上，價格由2.475港元升至二零零六年二月5.45港元。後來，股價由5.45港元回落至5.05港元。於回顧期間內，錦興股份於聯交所所報之收市價平均值約為3.91港元。

營公司之盈利構成其收益表之主要部分。群龍亦依賴其聯營公司派發股息。群龍之聯營公司之盈利或其投資之派付股息能力如有任何減少，對群龍之盈利及經營業績將產生重大不利影響。此外，由於群龍採砂業務之經營記錄相對較短，該業務須受商業風險之不穩定性影響，其未來營運表現亦無保證。

在財務角度看來，群龍於二零零五年財政年度經營之分派業務錄得虧損，並將繼續蒙虧，且不可保證其虧損於未來不會增加。此外，吾等獲群龍管理層知會，群龍於最後實際可行日期並無銀行信貸融資。就此而言，群龍未必可為其業務營運獲得所須資金，倘未能獲得資金，對其增長前景及未來盈利能力會產生重大不利影響；任何新造借貸可能包括一些條款，限制其財政靈活性、派付股息或管理擬進行業務之能力。

因此，群龍合資格股東須審慎考慮持有錦興股份或錦興債券投資相聯之風險。

(d) *錦興股份之交投表現*

下圖載有錦興股份於最後實際可行日期前十二個完整月份期間(「回顧期間」)之歷史收市價圖表：

圖1：錦興股份之交投表現


價格（港元）
成交量
0
1
2
3
4
5
6
0
2,000,000
4,000,000
6,000,000
8,000,000
10,000,000
12,000,000
14,000,000
二零零五年五月
二零零五年六月
二零零五年七月
二零零五年八月
二零零五年九月
二零零五年十月
二零零五年十一月
二零零五年十二月
二零零六年一月
二零零六年二月
二零零六年三月
二零零六年四月
二零零六年五月
成交量
收市價

資料來源：聯交所網頁

附註：就並無股份買賣之交易日而言，收市價等於前一交易日之收市價。

(c) *風險一覽*

二零零六年四月，錦興集團出售Memorex International Inc.有關電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務。出售該等資產後，錦興集團不再從事電腦相關產品及消費電子產品貿易，而上述業務自九十年代中起為錦興集團之營業額及經營業績帶來大部份貢獻。誠如錦興董事會函件所指，錦興集團現時從事證券、物業投資及買賣與其他策略性投資。吾等自錦興年報中注意到(i)對錦興而言，電腦相關產品及消費電子產品貿易比物業發展及買賣業務更大；(ii)物業發展及買賣業務於二零零四年財政年度起展開，主要於中國進行；(iii)買賣證券以香港股票為主。

雖然物業發展及買賣業務自展開以來錄得正數業績，由於經營歷史較短，概不保證該業務以後可持續獲利。吾等認為，該等業務極易受到商業風險之不穩定性影響。此外，證券買賣、物業投資及買賣與其他策略性投資之前景及營運表現極為受到香港及中國之一般金融、經濟及市場狀況影響。

吾等自錦興於二零零六年一月二十六日發表之公佈中注意到，策略性投資包括於聯交所上市之聯營公司之投資，以及於聯交所上市公司發行之長期可換股票據之投資。根據上述公佈，錦興將積極開拓其他投資機會。某些特定收購事項可能有關於所收購業務本身之風險、有關該業務所經營行業之風險，以及有關該公司本身之風險。錦興可能因任何收購或策略性投資而招致財務承擔或負債；亦可能因而招致更多債務或其他負債。另外，未來之策略性投資未必成功，對營運業績可能產生不利影響。

吾等亦從同一份公佈中注意到，出售Memorex International Inc.資產之代價，包括一筆額外金額，有關金額乃參照出售業務截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之EBITDA釐定，而額外金額之累積最低額須為5,000,000美元(相等於約38,825,000港元)，而累積最高額為45,000,000美元(相等於約349,425,000港元)。因此，錦興將於未來三個財政年度收取更多收入。根據錦興於二零零六年四月十日發表之通函，錦興將在出售事項中收取673,100,000港元收益。

吾等曾將群龍之風險一覽與錦興比較。除於二零零五年收購並主要從事採砂業務之東莞市江海貿易有限公司及廣州耀陽實業有限公司外，群龍於二零零五年財政年度並無任何其他營運附屬公司，為其營業額帶來貢獻。誠如上文「(4)群龍集團之未來前景及展望」一節所討論，群龍集團大部份業務由其聯營公司承辦，未能全面控制其聯營公司之董事會。因此其聯營公司之業務如有任何變動，對群龍集團之前景將有影響。另外，群龍應佔聯

誠如表6所顯示，錦興所有買賣倍數均在行業可資比較公司之範圍內，而其市盈率則為行業可資比較公司中最低者。然而，吾等注意到在十一家行業可資比較公司中，有七家未能計算其股息回報率，此乃因為彼等於相應財務年度內並無宣派股息。

各位接納群龍收購建議之群龍合資格股東，將透過彼等於錦興之股權繼續擁有群龍之權益。然而，群龍合資格股東務請注意，一旦接納群龍收購建議，彼等於群龍之實際權益會被攤薄。下文表7載列在兩個不同假設下群龍合資格股東接納群龍收購建議之水平對錦興集團之純利及資產淨值之備考影響。以下備考財務影響乃本文件附錄四所載整份備考財務資料之概要。為方便顯示，已忽略可能出現之方案一及方案二組合。

表7：按群龍收購建議之接納水平計算下對錦興集團之備考影響

	群龍收購建議前 *(附錄3)*	**群龍收購建議後** *(附錄4)*			
		100% 方案一	**變動百分比**	**100% 方案二**	**變動百分比**
每股股份基本盈利 *(港元)(附註1)*	1.63	1.51	(7.4)%	1.43	(12.3)%
每股股份攤薄盈利 *(港元)(附註1)*	1.56	1.51	(3.2)%	1.43	(8.3)%
每股股份有形資產淨值 *(港元)(附註2)*	9.92	9.26	(6.7)%	8.88	(10.5)%

附註：

1. *以本文件附錄四「(II)經擴大錦興集團之未經審核備考收益表」一節為基準。*

2. *以本文件附錄四「(V)經擴大錦興集團之未經審核備考經調整綜合有形資產淨值報表」一節為基準。*

3. *並無計及有關(i)以實物方式派付群龍股份；(ii)撥回調整(定義見本文件附錄四)；及(iii)向要約人出售錦興銷售股份之備考調整。*

4. *已計及有關(i)以實物方式派付群龍股份；(ii)撥回調整(定義見本文件附錄四)；及(iii)向要約人出售錦興銷售股份之備考調整。*

誠如表5所顯示，錦興之流動比率、總負債對權益比率及長期負債均在行業可資比較公司之範圍內，而其權益回報比率及盈利對利息倍數則為行業可資比較公司中最高者。錦興之長期負債對權益比率比可資比較公司之平均數低很多。吾等認為，與經甄選之市場同儕比較之下，錦興之長期債務水平較低，支付利息之能力亦較高。

表6：錦興與經甄選行業可資比較公司之估值倍數對比

可資比較公司	市值 *(百萬港元)*	市盈率 *(倍)*	價格對賬面值比率 *(倍)*	股息回報率 *(倍)*
建懋國際有限公司(108)	**32.7**	10.0	0.6	n.a.
成功控股(香港)有限公司(288)	**59.1**	n.a.	1.0	n.a.
添利工業國際(集團)有限公司(93)	**998.8**	n.a.	1.3	n.a.
川河集團有限公司(281)	**495.6**	26.4	0.6	n.a.
華廈置業有限公司(278)	**183.9**	7.3	0.3	2.6
中國資源開發集團有限公司(661)	**237.2**	n.a.	4.0	n.a.
星獅地產(中國)有限公司(535)	**802.9**	5.5	0.7	n.a.
丹楓控股有限公司(271)	**533.7**	3.0	0.3	n.a.
爪哇控股有限公司(251)	**2,314.1**	2.1	0.5	2.4
金朝陽集團有限公司(878)	**571.8**	0.7	0.2	1.5
資本策略投資有限公司(497)	**964.9**	8.8	0.7	2.1
最高值	**2,314.1**	**26.4**	**4.0**	**2.6**
最低值	**32.7**	**0.7**	**0.2**	**1.5**
平均值	**648.6**	**8.0**	**0.9**	**2.2**
錦興 *(附註2)*	**966.8**	**2.5**	**0.3**	**1.5**

附註：

1. *該等行業可資比較公司之估值倍數乃來自彭博(Bloomberg)。*

2. *錦興之買賣倍數乃以(i)錦興股份之收市價；及(ii)本文件附錄四「(II)經擴大錦興集團之未經審核備考收益表」一節「備考餘下錦興集團截至二零零五年十二月三十一日止年度」一欄內之每股基本盈利；及(iii)本文件附錄四「(I)經擴大錦興集團之未經審核備考資產負債表」一節「備考餘下集團於二零零五年十二月三十一日」一欄內之每股資產淨值，以及於二零零五年十二月三十一日已發行226,143,691股錦興股份為基準計算。*

附註：

1. *行業可資比較公司之財務比率乃以彼等各自之最近期已出版經審核財務報表為基準計算。*

2. *錦興之財務比率乃以本文件附錄四(i)「(II)經擴大錦興集團之未經審核備考收益表」一節「備考餘下錦興集團於二零零五年十二月三十一日」一欄；及(ii)「(I)經擴大錦興集團之未經審核備考資產負債表」一節「備考餘下錦興集團於二零零五年十二月三十一日」一欄為基準計算。*

3. *此乃截至二零零五年九月三十日止九個月之業績，此乃由於其會計年度結算日更改。*

4. *n.a.表示不適用。此乃由於該等行業可資比較公司於相應財政年度錄得虧損。*

5. *n.a.表示不適用。此乃由於該等行業可資比較公司於相應財政年度錄得虧損，未能計算其權益回報比率。*

6. *n.a.表示不適用。此乃由於該等行業可資比較公司於相應財政年度錄得未計利息及稅項前虧損，未能計算其盈利對利息倍數。*

表5：錦興與經甄選行業可資比較公司之財務比率對比

行業可資比較公司	主要業務	財政年度結算日	權益回報比率 (附註4)	流動比率 (倍)	盈利對利息倍數 (倍) (附註5)	總負債對權益	長期負債對權益比率
建懋國際有限公司 (108)	物業發展及買賣、物業投資	二零零五年十二月三十一日	5.8%	25.4	12.5	9.4%	5.3%
成功控股(香港)有限公司(288)	物業投資、發展及投資控股	二零零五年四月三十日	n.a.	1.6	n.a.	103.0%	96.6%
添利工業國際(集團)有限公司(93)	物業發展及投資	二零零五年三月三十一日	n.a.	44.0	0.0	2.1%	0.0%
川河集團有限公司 (281)	物業發展及投資及證券買賣	二零零五年十二月三十一日	2.2%	2.7	0.0	0.0%	0.0%
華厦置業有限公司 (278)	投資控股、物業發展及管理及建築承辦	二零零五年三月三十一日	4.5%	86.3	0.0	0.7%	0.0%
中國資源開發集團有限公司(661)	證券買賣及企業投資、物業投資及管理顧問	二零零五年四月三十日	n.a.	3.3	n.a.	47.5%	25.6%
星獅地產(中國)有限公司(535)	物業投資、開發及管理、商業園項目之開發及管理、基礎設施投資及證券	二零零五年九月三十日 (附註3)	7.4%	4.7	6.5	104.1%	57.8%
丹楓控股有限公司 (271)	物業投資及發展、屋村管理及投資控股	二零零五年十二月三十一日	9.8%	2.4	31.1	19.8%	0.0%
爪哇控股有限公司 (251)	物業發展、物業投資、成衣製造及貿易，以及金融工具投資	二零零五年十二月三十一日	22.5%	2.6	13.6	70.1%	29.6%
金朝陽集團有限公司(878)	於香港發展、投資、買賣、管理物業；及城市基礎設施發展	二零零五年十二月三十一日	25.2%	0.6	13.9	78.4%	45.3%
資本策略投資有限公司(497)	物業投資及證券投資	二零零五年三月三十一日	7.8%	2.9	15.5	64.8%	41.0%
最高值			**25.2%**	**86.3**	**31.1**	**104.1%**	**96.6%**
最低值			**2.2%**	**0.6**	**0.0**	**0.0%**	**0.0%**
平均值			**10.6%**	**16.0**	**10.3**	**45.4%**	**27.4%**
錦興	證券買賣、物業投資及買賣及其他策略投資		33.0%	2.9	52.1	62.6%	0.3%

截至二零零四年三月三十一日止年度

營業額及毛利分別增長20.7%及19.7%。明顯增長主要由於在存貨定價策略方面持續嚴控成本、在全球擁有強大及廣泛之業務網絡及年內加強推廣活動所致。由於收購聯營公司產生之商譽並無重大減值虧損，錦興於當年錄得純利109,800,000港元。

於二零零四年三月三十一日之流動資產淨值上升35.3%至645,800,000港元。增長主要來自(i)存貨水平上升（由二零零三年505,200,000港元升至二零零四年877,400,000港元），此乃由於預期銷售額將在未來數年呈增長趨勢而進行大批量採購以取得更佳價格所致；(ii)貿易及其他應收款項（由二零零三年486,600,000港元升至二零零四年738,800,000港元）；及(iii)其他資產145,100,000港元，表示中國一項土地發展項目所產生之成本。總負債上升22.1%，主要由於貿易及其他應付賬款上升所致。隨著扣除利息、稅項、折舊及攤銷前盈利大升，盈利對利息倍數亦改善至6.1倍。長期負債對權益比率亦改善至0.4%。

截至二零零三年三月三十一日止年度

來自電腦及消費相關產品銷售之營業額達4,200,000,000港元。投資證券所錄得之減值虧損323,300,000港元耗盡了錦興之溢利。因年內錄得因收購一間聯營公司產生之大筆商譽減值虧損以及就借予聯營公司貸款錄得龐大準備，使年內虧損淨額進一步惡化至648,600,000港元。

於二零零三年三月三十一日之流動資產淨值為477,400,000港元，流動比率為1.40倍。錦興於二零零三年三月三十一日錄得合共174,600,000港元之長期債項，導致長期負債對權益比率相對較高，達10.1%。

吾等曾分析錦興及其可資比較公司（「行業可資比較公司」）之主要財務比率及估值倍數。選擇錦興之行業可資比較公司時，吾等已甄選其他於聯交所主板上市並主要從事物業投資、發展及買賣，以及證券買賣，與錦興大致相似。

於截至二零零五年十二月三十一日止九個月

營業額上升2.0%至4,500,000,000港元。增長主要來自(i)電腦相關產品銷售上升8.3%至3,200,000,000港元；(ii)證券買賣上升44.6%至113,900,000港元；及(iii)物業發展及買賣之貢獻118,800,000港元，合共抵銷消費電子產品貿易方面22.4%之跌幅（由去年同期1,400,000,000港元降至1,100,000,000港元）。毛利上升2.8%至989,400,000港元。除稅前虧損達120,300,000港元，去年同期之除稅前溢利則為133,700,000港元。出現除稅前虧損，主要來自(i)其他營運支出75,200,000港元，包括持有其他投資之未變現虧損淨額26,500,000港元、撇銷應收長期貸款及應收利息10,800,000港元及物業、廠房及設備之減值虧損1,300,000港元；(ii)財務費用上升258.2%至51,000,000港元；(iii)收購一家聯營公司所產生商譽之減值虧損14,400,000港元；及(iv)商標許可證減值虧損164,700,000港元。年內錄得虧損淨額181,400,000港元，去年同期則錄得純利43,200,000港元。

於二零零五年十二月三十一日之流動資產淨值下降80.2%至223,800,000港元。減少主要來自短期借貸水平上升（由二零零五年三月三十一日85,900,000港元升至二零零五年十二月三十一日886,700,000港元）及貿易及其他應付款項增加（由二零零五年三月三十一日1,000,000,000港元升至二零零五年十二月三十一日1,300,000,000港元），因而導致總負債對權益比率上升至136.7%。由於非流動借貸下降95.4%，長期負債對權益比率亦降至0.4%。

截至二零零五年三月三十一日止年度

營業額上升12.9%至5,700,000,000港元。增長主要來自(i)電腦相關產品及消費電子產品銷售因拓展新零售店批發及推出若干新產品而上升11.4%至5,500,000,000港元；(ii)證券買賣上升168.6%至93,900,000港元；及(iii)銷售其他資產上升147.5%至39,600,000港元。錦興於年內錄得虧損淨額100,200,000港元，主要來自(i)出售投資證券虧損29,700,000港元；(ii)收購一間聯營公司產生之商譽減值虧損177,400,000港元；(iii)分佔聯營公司之虧損上升8%至64,900,000港元；(iv)攤銷收購聯營公司產生之商譽上升59.1%至28,100,000港元；及(v)出售附屬公司及聯營公司之虧損淨額15,700,000港元。

於二零零五年三月三十一日之流動資產淨值上升75.2%至1,131,500,000港元。增長主要來自(i)短期借貸減少（由二零零四年373,400,000港元降至二零零五年133,300,000港元）；(ii)銀行結餘、現金及已抵押銀行存款增加（由二零零四年164,400,000港元增至二零零五年379,600,000港元）；(iii)應收短期貸款增加（由二零零四年208,500,000港元增至二零零五年336,000,000港元）。流動比率由1.4倍微升至1.9倍。盈利對利息倍數及總負債對權益比率分別上升至1.9倍及62.1%，然而，由於非流動借貸大幅上升，長期負債對權益比率亦大升至8.7%。

	於十二月三十一日	於三月三十一日		
	二零零五年	二零零五年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
	(經審核)	(經審核及重列)	(經審核及重列)	(經審核及重列)
總資產	**4,369,012**	**3,656,553**	**3,943,236**	**3,267,731**
非流動資產	1,861,527	1,284,621	1,643,529	1,604,463
流動資產	2,507,485	2,371,932	2,299,707	1,663,268
總負債	**2,291,130**	**1,400,562**	**1,664,898**	**1,363,566**
流動負債	2,283,671	1,240,452	1,653,951	1,185,858
非流動負債	7,459	160,110	10,947	177,708
流動資產淨值	**223,814**	**1,131,480**	**645,756**	**477,410**
總資產及負債	**2,077,882**	**2,255,991**	**2,278,338**	**1,904,165**
總權益	**2,077,882**	**2,255,991**	**2,278,338**	**1,904,165**
母公司股本持有人應佔權益	1,676,233	1,806,374	1,873,181	1,729,567
少數股東權益	401,649	449,617	405,157	174,598
權益回報比率(附註1)	*n.a.*	*n.a.*	*0.7%*	*n.a.*
流動比率(倍)	*1.1*	*1.9*	*1.4*	*1.4*
盈利對利息倍數(倍)(附註2)	*n.a.*	*1.9*	*6.1*	*n.a.*
總負債/權益	*136.7%*	*77.5%*	*88.9%*	*78.8%*
長期貸款/權益	*0.4%*	*8.7%*	*0.4%*	*10.1%*

附註：

1. *n.a.表示不適用，此乃由於錦興錄得虧損，不能得出權益回報比率。*

2. *n.a.表示不適用，此乃由於錦興錄得未計利息及所得稅前虧損，不能得出盈利對利息倍數。*

(b) *過往之財政表現*

下文表4概述錦興集團於截至二零零五年十二月三十一日止九個月及截至二零零五年三月三十一日止三年之綜合財務業績及財務狀況。

表4：錦興集團之財務摘要

	於截至十二月三十一日止九個月		於截至三月三十一日止年度		
	二零零五年 (經審核)	二零零四年 (未經審核)	二零零五年 (經審核及重列)	二零零四年 (經審核及重列)	二零零三年 (經審核及重列)
	千港元	千港元	千港元	千港元	千港元
營業額	**4,523,483**	**4,434,124**	**5,676,459**	**5,025,930**	**4,162,804**
毛利	**989,430**	**962,059**	**1,300,098**	**1,093,748**	**914,035**
毛利率	*21.9%*	*21.7%*	*22.9%*	*21.8%*	*22.0%*
其他經營收入	61,923	74,670	114,145	111,903	96,980
分銷及銷售開支	(686,424)	(570,131)	(770,262)	(688,528)	(685,793)
行政開支	(170,768)	(222,197)	(294,778)	(283,709)	(278,968)
其他經營開支	(75,215)	—	(29,712)	(4,598)	(38,608)
投資證券之減值虧損	—	—	—	—	(323,287)
變現收購一間聯營公司額外權益產生之負商譽	—	—	2,057	—	—
財務費用	(50,952)	(14,224)	(18,198)	(26,440)	(31,669)
應佔聯營公司虧損	(20,032)	(59,175)	(64,909)	(59,857)	(36,367)
收購一間聯營公司產生應佔聯營公司業績之商譽減值虧損	(14,391)	—	(177,446)	—	(104,585)
商標許可證減值虧損	(164,667)	—	—	—	—
攤銷收購聯營公司產生之商譽	—	(21,065)	(28,089)	(17,651)	(6,612)
出售附屬公司及聯營公司之(虧損)／收益淨額	10,778	(16,270)	(15,747)	10,377	25
借予聯營公司之貸款準備	—	—	—	—	(79,595)
除所得稅前溢利(虧損)	**(120,318)**	**133,667**	**17,159**	**135,245**	**(574,444)**
所得稅	(61,074)	(90,428)	(117,397)	(25,469)	(32,200)
期內溢利(虧損)	**(181,392)**	**43,239**	**(100,238)**	**109,776**	**(606,644)**
純利率	—	*1.0%*	—	*2.2%*	—
應佔：					
母公司股本持有人	**(127,102)**	**4,094**	**(161,862)**	**13,300**	**(648,620)**
少數股東權益	**(54,290)**	**39,145**	**61,624**	**96,476**	**41,976**
	(181,392)	**43,239**	**(100,238)**	**109,776**	**(606,644)**
每股基本盈利(虧損) *(港元)*	**(0.57)**	**0.02**	**(0.82)**	**0.08**	**(4.05)**

4. *乃第一太平有限公司截至二零零五年十二月三十一日止年度之年報所披露之經調整每股資產淨值。*

5. *每股資產淨值約0.059美元已按1美元=7.8港元之匯率轉換為港元。*

6. *n.a.表示不適用，因華潤萬眾電話有限公司股份之上市地位已於二零零六年三月二十九日取消。*

誠如表3顯示，按方案一計算之引申價格對賬面值比率約為0.5倍，按方案二計算之引申價格對賬面值比率約為1.1倍，在可資比較收購建議之範圍(介乎0.1倍至11.3倍)內。基於上述因素，吾等認為群龍收購建議對群龍合資格股東而言屬公平合理。

(7) 與錦興有關之考慮因素

選擇接納群龍收購建議之群龍合資格股東將成為錦興之股東或債權人。下文將討論與錦興股份及錦興債券(視情況而定)有關連之錦興經營業務、財政表現、股價表現及派息記錄以及相關投資風險及信貸風險。

(a) 經營業務

群龍合資格股東務請參閱新百利函件所載「要約人及錦興集團之資料」及「經擴大錦興集團之前景」，取得錦興之其他資料。

錦興為投資控股公司，屬於百慕達註冊成立之有限公司，其股份於聯交所主板上市。出售錦興之非全資附屬公司Memorex International Inc.從事電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之資產(請參閱錦興於二零零六年一月二十六日發表之公佈及於二零零六年四月十日發表之通函)後，錦興集團現時主要從事證券買賣、物業投資及其他策略投資。

另外於二零零六年三月，錦興宣佈有條件同意收購一項位於美國銀行中心31樓之物業及四個位於美國銀行中心4樓之停車位。收購已於二零零六年三月二十八日完成。根據該公佈，該物業約一半將由錦興用作其總辦事處之新址，另一半則擬持有作租賃用途。預期該物業可為錦興帶來持續收入來源。

公司 (股份代號)	主要業務	市值 *百萬港元* *(附註1)*	公佈日期	股份收購價 *港元*	每股 資產淨值 *港元* *(附註2)*	價格對 賬面值比率 *(倍)*
港通控股有限公司 (32)	經營駕駛訓練中心、 經營西區海底隧道及 電子道路收費業務 及財資	1,925.4	二零零六年 四月十日	4.083	7.04	0.6
第一太平有限公司 (142)	電訊及消費食品	10,523.2	二零零六年 四月二十八日	2.200	0.94	2.3
					4.210 *(附註4)*	0.5
華潤上華科技有限 公司 (597)	於中國擁有及經營開放 式半導體晶圓代工廠， 為CMOS邏輯、數模混 合信號、高壓、NVM、 EEPROM IC及DMOS IC 提供製造服務	1,096.9	二零零六年 五月十二日	0.420	0.457 *(附註5)*	0.9
				0.430 (以股份之選擇 為基準)		0.9
最高值						11.3
最低值						0.1
平均值 *(附註3)*						**1.7**
群龍		517.9		方案一 1.175	2.55	0.5
		1,243.0		方案二 2.820		1.1

資料來源：聯交所網頁

附註：

1. *可資比較公司之市值乃摘錄自彭博(Bloomberg)，貴公司之市值即按群龍收購建議之收購價乘以於最後實際可行日期已發行之440,797,543股群龍股份計算。*

2. *乃將各自之公佈日期前最近期結算日之經審核／未經審核資產淨值除以已發行股份數目而得出。n.a.表示不適用，此乃由於此等可資比較公司於各自之公佈日期前最近期結算日錄得經審核／未經審核淨虧絀。*

3. *不包括屬部份收購建議之慶鈴汽車股份有限公司。據此，每名合資格股東向要約人出售保證配額H股之30.45%。倘合資格股東接納部份收購建議之H股超過保證配額，超額H股未必全部(或任何)被接收。*

公司 (股份代號)	主要業務	市值 *百萬港元* *(附註1)*	公佈日期	股份收購價 *港元*	每股 資產淨值 *港元* *(附註2)*	價格對 賬面值比率 *(倍)*
太元集團有限公司(620)	海事工程及提供各項工程與管理服務	141.3	二零零五年九月七日	0.040	n.a.	n.a.
捷美能源控股有限公司(702)	經營原油運輸、儲存及卸油服務、經營天然氣管道網絡及供應汽車用天然氣及液化石油氣之補給站，及銷售罐裝液化石油氣	141.5	二零零五年九月八日	0.0362	0.116	0.3
金澤超分子科技控股有限公司(2362)	銷售及推廣化學農藥	425.0	二零零五年九月十二日	0.200	0.144	1.4
中國資源開發集團有限公司(661)	證券買賣及投資、物業投資、物業管理及電腦相關服務	237.2	二零零五年九月十四日	0.033	0.021	1.6
華潤萬眾電話有限公司(331)	於香港提供流動話音及數據通訊服務	n.a. *(附註6)*	二零零五年十月二十日	4.550	1.402	3.2
曼盛生物科技集團有限公司(512)	投資控股；健康產品、健康飲品及藥品之製造、貿易及銷售；藥物及生物科技相關項目之研究及開發	101.0	二零零五年十二月十六日	0.075	0.089	0.8
潤迅通信國際有限公司(989)	提供國際電信服務、移動通信服務及分銷與零售連鎖店	99.8	二零零六年一月十二日	0.069	0.209	0.3
中國南峰集團有限公司(979)	建築承建商及提供管理服務	145.3	二零零六年一月二十六日	0.093	0.008	11.3
俊和集團有限公司(711)	土木工程、機電工程、地基及樓宇建築工程、物業發展及物業投資	610.5	二零零六年二月二十二日	0.840	1.034	0.8
耐力國際集團有限公司(660)	運動鞋、運動型輕便鞋及球鞋之製造及出口	126.1	二零零六年三月三十日	0.4700	0.751	0.6

公司 (股份代號)	主要業務	市值 百萬港元 (附註1)	公佈日期	股份收購價 港元	每股資產淨值 港元 (附註2)	價格對賬面值比率 (倍)
和寶國際控股有限公司(39)	製造及銷售手袋產品及有關配件；提供有關分包服務；以及製造手袋及有關產品所需原料之貿易	174.0	二零零五年四月十五日	0.027	0.447	0.1
恆光行實業有限公司(663)	設計、製造及銷售鏡框、太陽眼鏡及鏡片	371.9	二零零五年四月十八日	0.030	n.a.	n.a.
吉利汽車控股有限公司(175)	於中國製造及買賣汽車零件及有關汽車組件	3,296.2	二零零五年五月十日	0.090	0.159	0.6
慶鈴汽車股份有限公司(1122)	生產及銷售輕型商用車、多功能汽車、皮卡車、重型車、其他汽車和汽車零件及部件	2,755.3	二零零五年五月二十日	1.920	2.729	0.7
金澤超分子科技控股有限公司(2362)	銷售及推廣化學農藥	425.0	二零零五年五月二十四日	0.100	0.144	0.7
大中華實業控股有限公司(431)	生產及銷售有機肥料、物業投資及投資控股	111.5	二零零五年六月十七日	0.500	0.558	0.9
Sunday Communications Limited (866)	銷售流動電話及配件、流動電話服務，國際電訊及其他服務	1,584.7	二零零五年六月二十二日	0.650	0.235	2.8
香港建屋貸款有限公司(145)	投資控股、提供按揭貸款及其他相關服務及庫務投資	297.0	二零零五年七月六日	1.0932	0.975	1.1
中國投資基金公司(612)	投資於上市及非上市證券	72.0	二零零五年八月五日	0.1625	0.149	1.1
萬基藥業控股有限公司(835)	醫療設備、藥品及酒類產品分銷	183.2	二零零五年八月十二日	0.100	0.012	8.2
新高準控股有限公司(690)	包裝產品、紙製禮品及宣傳品之製造及貿易以及投資控股	993.6	二零零五年九月一日	0.497	0.420	1.2

表3：可資比較收購建議

公司 (股份代號)	主要業務	市值 *百萬港元* *(附註1)*	公佈日期	股份收購價 *港元*	每股 資產淨值 *港元* *(附註2)*	價格對 賬面值比率 *(倍)*
人人控股有限公司(59)	提供互聯網電訊服務及產品、一般貿易、提供金融意見及服務、證券及物業投資	954.1	二零零四年十一月二日	0.011	0.007	1.5
資本策略投資有限公司(497)	進行策略投資、物業投資及證券投資	964.5	二零零四年十一月十五日	0.480	1.850	0.3
威華達控股有限公司(622)	於中國供電及投資控股	2,249.5	二零零四年十二月六日	0.630	0.564	1.1
中民燃氣控股有限公司(681)	投資在中國分銷及供應管道天然氣之業務；持有及租用位於中國之物業	1,356.2	二零零四年十二月二十日	0.100	0.050	2.0
中建科技國際有限公司(261)	以原設計製造及原設備製造基準銷售、製造、設計及開發電訊及電子產品	1,544.8	二零零五年一月三十一日	0.023 0.023 (以可換股票據之選擇為基準)	0.015	1.5 1.5
天行國際(控股)有限公司(993)	黃金、證券及期貨經紀及買賣業務、提供孖展及貸款融資、金屬及廢金屬付運銷售及持有投資物業	94.2	二零零五年二月二十二日	0.088	0.179	0.5
華基電腦科技有限公司(859)	設計、開發、製造及銷售以TOMATOBOARD為品牌之電腦主板及電腦系統；優質電腦組件貿易	183.8	二零零五年四月一日	0.420	0.103	4.1
萬能國際集團有限公司(305)	投資控股、物業投資、證券買賣及經紀業務、放款及孖展融資	58.4	二零零五年四月八日	0.047	n.a.	n.a.

(c) *股息回報率*

由於缺乏以往派息記錄，故以股息回報率作為評估群龍收購建議之收購價之參考亦不恰當。

(6) 可資比較公司之分析

於截至二零零五年十二月三十一日止財政年度，群龍之營業額主要來自於二零零五年財政年度收購之採砂業務。另外，群龍於截至二零零五年十二月三十一日止三個財政年度各年之收益由不同業務組成。因此，吾等認為將群龍收購建議與從事採砂業務之公司所提出之收購建議比較並不恰當。由於群龍收購建議涉及在現金連股份或可換股債券之間選擇，吾等認為將群龍收購建議與聯交所主板上市公司提出之股份收購建議及可換股債券收購建議比較，從而核證群龍收購建議條款是否公平合理乃屬合宜。然而，根據聯交所網頁，於最後實際可行日期前十八個完整月份內，僅中建科技國際有限公司提出之現金收購建議有提供可換股債券之選擇，而華潤上華科技有限公司提出之現金收購建議則提供股份之選擇。由於缺乏足夠可資比較之股份或可換股債券收購建議，吾等將群龍收購建議與聯交所主板上市公司(「可資比較公司」)在最後可行日期前十八個完整月份內所提出之所有現金收購建議(「可資比較收購建議」)作出比較，以核證方案一及方案二是否公平合理。

誠如上文所述，群龍集團大部份業務（即輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務，及部份物業發展業務）由群龍集團之聯營公司承辦。由於群龍集團未能全面控制其聯營公司之董事會，其聯營公司所經營業務如有任何變動，對群龍集團之前景將有影響。

吾等曾與群龍管理層商討，並注意到概無打算申請群龍股份於聯交所及任何其他證券交易所上市。就此而言，群龍股份持有人未必可出售其股份或難以以合理價格將之出售。倘彼等未能獲得資本增益，彼等投資之收入或回報可能僅包括股息收入。

根據本文件附錄四「(I)經擴大錦興集團之未經審核備考資產負債表」一節「群龍集團經備考調整後」一欄，假設中策集團重組於二零零五年十二月三十一日完成，於完成認購永安所發行、本金額300,000,000港元之五年期可換股可交換票據後，群龍集團之備考銀行及現金結餘為103,500,000港元，其現金結餘未必足夠派付未來股息。然而，吾等已獲群龍管理層知會，彼等擬保留其現金資源作未來拓展業務之營運資金，且不擬於可見將來宣派任何股息。故此，群龍股份持有人可能難以用收取群龍股息或於認可證券交易所出售群龍股份之方式變現其投資之回報（如有）。因此，吾等認為群龍收購建議乃群龍合資格股東變現於群龍所作投資之大好機會。倘彼等選擇方案一，該等股份可換作流動性較高之現金及錦興股份；倘彼等選擇方案二，該等股份可換作上市公司發行之可換股債券，而可換股債券可於轉換期內轉換成轉換股份。

(5) 指導性估值基準

(a) 價格對賬面值比率

以本文件附錄四「(I)經擴大錦興集團之未經審核備考資產負債表」一節「群龍集團經備考調整後」一欄為基準，每股群龍股份之資產淨值約為2.55港元。以股份於最後實際可行日期之收市價每股錦興股份4.075港元為基準，方案一每股群龍股份之引申價值較每股群龍股份之資產淨值折讓約53.9%及表示價格對賬面值比率約0.5倍；方案二每股群龍股份之引申價值較每股群龍股份之資產淨值溢價約10.6%及表示價格對賬面值比率為1.1倍。

(b) 市盈率

吾等從本文件附錄四內「(II)經擴大錦興集團之未經審核備考收益表」一節「群龍集團經撥回調整後截至二零零五年十二月三十一日止年度」一欄中注意到，群龍集團於截至二零零五年十二月三十一日止年度錄得備考虧損淨額約27,400,000港元。此外，誠如中策於二零零五年九月十日發表之通函內第85至86頁「(a)指導性估值基準」分節闡述，由於(i)群龍集團大部分有收益貢獻之附屬公司已於二零零二年至二零零四年財政年度內被出售；及(ii)群龍集團於二零零二年及二零零三年財政年度錄得虧損，故以市盈率（適用於評估持續經營之相關業務之潛在盈利）作為評估群龍收購建議之收購價之參考並不恰當。

- ***MRI之57.26%權益***

於二零零五年財政年度，MRI錄得虧損淨額約120,900澳元，於二零零四年財政年度則為790,833澳元（重列）。業績改善主要歸因於(i)外幣交易之匯兌收益淨額143,833澳元；(ii)出售投資溢利7,228澳元；及(iii)非流動資產之公平值虧損減少464,614澳元。

吾等從MRI之二零零五年年報注意到，MRI於二零零六年一月以4,000,000澳元作價認購Zest Health Clubs Ltd（「Zest」）5,000,000股股份，佔該公司已發行股本之8.4%。Zest為澳洲第二大健康及健身連鎖店，以市場佔有率計算於澳洲其中三個五大健身市場中排名第一。根據MRI之二零零五年年報，Zest會員逾65,000名，馳名於珀斯、布里斯本及阿德雷德。Zest於二零零二年財政年度成立，並由截至二零零五年六月三十日止年度錄得434,000澳元之正數EBITDA（按銷售收益40,400,000澳元計算）。Zest經營29間會所，並將於短期內進一步拓展。

完成收購Zest後，MRI股份在二零零六年一月十三日於澳洲證券交易所恢復買賣。

- ***Apex Quality Group Limited之9.8%權益***

由於永安擁有Apex Quality Group Limited之67.9%權益，該項投資之前景已列入上文就永安前景之分析內。

- ***Vertex Technology Fund(II) Ltd.之194股可贖回優先股及200股普通股***

吾等獲群龍管理層知會，群龍自中策於二零零五年九月十日發表之通函日期起至今並無從該項投資收取任何股息。

採砂

- ***東莞市江海貿易有限公司之88%權益***
- ***廣州耀陽實業有限公司之100%權益***

採砂業務佔二零零五年財政年度之全部營業額。根據群龍管理層，東莞市江海貿易有限公司及廣州耀陽實業有限公司主要為挖砂營辦商，擁有兩艘運砂船，用作挖砂。採自中國河床之建築用碎石乃售予中國及香港之建築業者。作為挖砂商，彼等與沙坑營辦商攤分銷售碎石所產生之溢利。作為挖砂商，彼等與沙坑營辦商攤分銷售所產生之溢利。雖然自二零零五年六月收購以來，採砂業務已證明有利可圖，惟其營運業績可能受到北京於二零零六年四月宣佈壓抑中短線水泥行業過度投資之宏觀經濟政策影響。中國政府於二零零六年五月中宣佈涉及稅項、信貸及土地供應之政策，以穩定內地物業市場，抑制主要城市價格之升勢。該等措施將對中國整體建築業帶來影響。

永安亦透過擁有67.9%之附屬公司Apex Quality Group Limited提供酒店及休閒服務。Apex Quality Group Limited為一家投資控股公司，主要持有三間位於香港及內容以「珀麗」為品牌之酒店以及中國洛陽金水灣大酒店。誠如永安二零零五年年報所顯示，該等酒店之入住率及房價大大受惠於二零零五年擴大之更緊密經貿關係安排及放寬內地個人遊計劃訪港限制。由於個人遊計劃擴展至44個內地城市，加上二零零八年主辦奧運會，該等酒店之整體房價及入住率可望大幅提升。

此外，在聯合國教科文組織將澳門加入世界遺產名錄及新主題公園漁人碼頭揭幕後，預期未來幾年內，前往澳門旅客人數將大幅上升。永安可透過其分行網絡及金域酒店擴大市場佔有率。

其他業務及資產與負債

- ***CEL之55.2%權益***

CEL之二零零四年年報已於二零零六年三月十四日呈交存檔。二零零三年出售於杭州中策之25%股本權益後，CEL於二零零四年財政年度並無錄得營業額。CEL於二零零四年財政年度之財務業績僅包括錦興應佔其從事輪胎及旅遊業務之聯屬公司之業績。

於二零零四年財政年度，CEL錄得綜合純利人民幣181,900,000元，於二零零三年財政年度則為虧損淨額人民幣64,500,000元。二零零四年財政年度之溢利主要歸因於與永安之可換股票據相聯之認購期權之公平值增加共人民幣60,000,000元，以及錦興應佔杭州中策及永安溢利人民幣104,500,000元。

CEL之前景主要視乎其聯營公司之表現及有關位於中國上海市靜安區江寧路219號至229號之一幢樓宇之物業發展項目之訴訟之結果而定。此外，根據CEL之二零零四年年報，CEL擬積極物色中國之潛在投資，集中將投資組合多元化。收購新業務帶來重大風險及不穩定性。

於最後實際可行日期，CEL尚未將其二零零五年年報呈交EDGAR存檔。

然而，誠如永安及貴公司於二零零六年三月二十七日發表之聯合公佈所載，CEL同意認購由永安發行、本金額300,000,000港元之五年期可換股可交換票據，票據之票息率為2厘，於到期時可按110%贖回，到期孳息率約為3.85厘。該項交易於最後實際可行日期尚未完成。

- ***中國高速（集團）有限公司（「中國高速」）之22.7%權益***

吾等獲群龍管理層知會，群龍已於二零零六年五月出售於中國高速之22.65%權益。合共62,821,662股中國高速股份已以總代價30,000,000港元或每股中國高速股份約0.4775港元出售。

輪胎製造及銷售

- ***透過CEL持有杭州中策之14.4%實際權益***

吾等從CEL之二零零四年年報中注意到，杭州中策繼續受惠於中國輪胎市場增長，於二零零四年財政年度之營業額錄得明顯改善。營業額於二零零四年財政年度上升32.9%至人民幣5,131,000,000元。然而，經審核綜合溢利淨額由二零零三年財政年度人民幣106,300,000元降至二零零四年財政年度人民幣105,300,000元。根據CEL之二零零四年年報，杭州中策之淨業績改善幅度比營業額為小，原因為原材料價值大幅上升所致。

由於CEL於最後實際可行日期尚未向EDGAR呈交二零零五年年報存檔，故杭州中策於二零零五年財政年度之財政表現尚未公開呈列。

提供旅行團、旅遊及其他相關服務之業務

- ***透過CEL持有永安之11.1%實際權益***

於永安之二零零五年年報內，若干二零零四年財政年度之比較數字已由採納新近生效之香港財務報告準則而予以重列。重列後，二零零四年財政年度之虧損淨額為2,800,000港元，重列前則為純利35,400,000港元。於二零零五年財政年度，永安錄得純利32,200,000港元。上述改善主要歸因於(i)毛利率由二零零四年財政年度17.2%改善至二零零五年財政年度19.1%；(ii)衍生金融工具之變現收益5,700,000港元；(iii)撥回在建工程之減值虧損900,000港元；及(iv)應佔於澳門從事酒店業，名為金域酒店有限公司之聯營公司之業績8,000,000港元。

吾等從永安二零零五年年報中注意到，永安與廣東中旅（集團）有限公司組成合營公司，以於中國提供酒店、航空及其他交通工具之訂票服務和活動服務、經營電話服務中心，以及推廣該等服務及其他旅遊相關服務。該合營公司作為永安於廣東省之地接商，抓緊中國入境旅客及網上旅遊交易大增之良機，以及二零零八年舉辦之北京奧運會及將於二零一零年落成之上海迪士尼主題公園計劃之影響。

此外，永安已增強其休閒服務部門，並積極與供應商磋商，為自助遊旅客提供特價機票、高質素之住宿、交通及膳食服務。預期其入境旅遊業務將因香港迪士尼樂園及亞洲國際博覽館於二零零五年開幕、通往寶蓮寺之纜車（昂平360）及濕地公園於二零零六年中旬開放、「幻彩詠香江」於二零零五年十一月被列入健力士世界紀錄、位於舊啟德機場之郵輪碼頭計劃，以及香港將協辦二零零八年奧運會馬術項目而受惠。故此，預期永安之旅遊及相關服務將持續增長。

雖然應收聯營公司款項(升幅145.8%)及應收貸款及利息(升幅21.3%)報升，二零零五年十二月三十一日之流動資產卻減少17.5%至886,900,000港元。減少之主要原因為現金及銀行結餘減少75.1%至103,500,000港元。

即使應付所得税及其他税項上升(升幅52.1%)，二零零五年十二月三十一日之流動負債下降3.4%至230,300,000港元。減少之主要原因為一年內到期之應付款項減少99.7%及應付賬款、其他應付款項及應計費用減少47.2%。

流動比率由二零零五年四月三十日4.5倍降至二零零五年十二月三十一日3.9倍。於二零零五年十二月三十一日之流動資產淨值減少21.5%至約656,600,000港元。

於二零零五年十二月三十一日之非流動資產上升5.6%至804,700,000港元，原因為物業、廠房及設備大幅上升(上升109,000,000港元至109,800,000港元)。

於二零零五年十二月三十一日之資產淨值減少9.9%至約1,400,000,000港元。於二零零五年十二月三十一日之總負債／權益比率由47.7%改善至17.5%。

(4) 群龍集團之未來前景及展望

下文載列吾等就分派業務所作分析之最新資料。本節須與中策於二零零五年九月十日發表之通函第74至78頁所載「表9：分派業務之展望」一併閱讀。

物業發展

- ***位於中國上海市靜安區之物業權益***

  群龍集團擁有有關位於中國上海市靜安區江寧路219號至229號之一幢樓宇之物業發展項目之全部物業權益。吾等曾與群龍集團之管理層商討，並注意到於二零零五年六月展開之法律訴訟行動尚在進行中(詳情請參閱附錄三所載群龍集團財務資料附註18)。誠如附錄三所載群龍集團財務資料附註18所披露，群龍集團董事已與賣方就解決上述事宜進行商討，惟無法保證最終可與賣方解決有關事宜。吾等亦從上述附註中注意到，群龍集團可能為繼續收購該等物業而須結清賣方結欠三名有抵押債權人及主承建商之債項，從而可能使用作營運資金或進一步拓展業務之財政資源減少，對其財政狀況有不利影響。即使如此，該發展項目之前景須視乎訴訟結果及／或群龍集團與賣方之商討結果而定。

- ***位於中國廣東省珠海市斗門區龍山工業區之物業權益***

  群龍集團擁有位於中國廣東省珠海市斗門區龍山工業區珠港大道及黃楊大道交易之發展地盤之全部物業權益。吾等獲群龍之管理層知會，該物業某部分之地盤平整及提供設施／公用設施之建築工程仍在進行中，於最後實際可行日期尚未決定上述建築工程之完成日期。根據群龍管理層，群龍集團已委聘一名物業代理與潛在投資者磋商。預期該物業將於二零零七年出售，故此，此項出售將視乎當時之市況而定。

(3) 群龍集團之備考綜合資產負債表

下列表2為本文件附錄四「(i)經擴大錦興集團之未經審核備考資產負債表」一節內「群龍集團經備考調整後」一欄及中策於二零零五年九月十日發表之通函附錄二所載，群龍集團之未經審核備考資產負債表概要。

表2：群龍集團之未經審核備考資產負債表

	於二零零五年十二月三十一日 千港元	於二零零五年四月三十日 千港元
非流動資產		
物業、廠房及設備	109,811	794
收購物業權益所付按金	55,716	54,524
收購附屬公司所付款項	—	40,000
無形資產	9,123	—
於聯營公司之權益	558,738	575,995
按公平值列賬並在損益表內處理之證券投資	71,347	90,729
	804,735	762,042
流動資產		
其他資產	229,288	229,287
存貨	102	—
應收聯營公司款項	151,206	61,526
應收貸款及利息 — 一年內到期	362,139	298,638
應收賬款及其他應收款項、按金及預付款項	40,672	69,730
可收回稅項	—	88
銀行結餘及現金	103,494	415,588
	886,901	1,074,857
流動負債		
應付賬款及其他應付款項及應計費用	(17,475)	(33,113)
應付款項 — 一年內到期	(583)	(196,499)
應付聯營公司款項	(286)	(800)
應付所得稅及其他應付稅項	(12,257)	(8,060)
融資租約承擔	—	(9)
應付有關連人士款項	(199,731)	—
	(230,332)	(238,481)
流動資產淨值	656,569	836,376
非流動負債		
遞延稅項負債	(21,175)	—
	1,440,129	**1,598,418**
資本及儲備		
股本	10,777	10,777
儲備	1,113,349	1,274,546
母公司權益持有人應佔權益	1,124,126	1,285,323
少數股東權益	316,003	313,095
	1,440,129	**1,598,418**
流動比率(倍)	3.9	4.5
總負債／權益	17.5%	47.7%
長期貸款／權益	—	—

截至二零零五年十二月三十一日止年度與截至二零零四年十二月三十一日止年度比較

於截至二零零五年財政年度，營業額約為5,300,000港元，來自於二零零五年六月收購之採砂業務。由於不再將從事輪胎產品產銷之附屬公司綜合入賬及於二零零四年五月出售藥品業務後，持續經營業務於二零零四年財政年度並無錄得營業額。群龍集團應佔聯營公司溢利約為43,100,000港元，於二零零四年財政年度應佔聯營公司虧損則約為37,500,000港元，惟仍錄得虧損淨額約54,300,000港元。錄得虧損淨額，主要由於(i)其他收入（包括利息收入及其他收入）減少36.2%；(ii)經營支出上升；(iii)非上市可換股票據之轉換期權公平值下降約39,700,000港元；及(iv)出售聯營公司權益之虧損約2,800,000港元。

截至二零零四年十二月三十一日止年度與截至二零零三年十二月三十一日止年度比較

由於不再將從事(i)食品製造及買賣；(ii)電子產品製造及買賣；(iii)拖拉機及汽車相關產品製造及買賣；(iv)經營收費高速公路；及(v)酒店經營及物業投資之附屬公司綜合入賬，以及出售／攤薄從事輪胎產品產銷之附屬公司權益，持續經營業務於二零零三年財政年度並無錄得營業額。群龍集團於二零零四年財政年度錄得純利約93,100,000港元，而於二零零三年財政年度則錄得虧損淨額約206,800,000港元。業績得以改善，主要由於(i)經營支出減少；(ii)上市可換股票據之轉換期權公平值上升約77,000,000港元；(iii)出售聯營公司權益之收益約57,500,000港元；(iv)應佔聯營公司虧損減少80.2%；及(v)應收貸款及利息撥備減少36.0%。

(2) 群龍集團之財務表現

下列表1為群龍集團之合併收益表概要，乃摘錄自文件附錄三。

表1：群龍集團之財務表現

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*
營業額	**5,298**	**—**	**—**
毛利	**841**	**—**	**—**
毛利率	*15.9%*	—	—
其他收入	33,622	52,660	55,879
分銷成本	(1,365)	—	—
行政支出	(33,802)	(9,852)	(35,639)
其他支出	(23,030)	(9,020)	(40,782)
應收貸款及利息撥備	(31,116)	(32,419)	(50,645)
非上市可換股票據之換股選擇權之公平值變動	(39,743)	76,959	—
融資成本	—	(1,491)	(55)
出售聯營公司權益之收益(虧損)	(2,814)	57,542	—
視為出售聯營公司之虧損	—	—	(36,480)
所佔聯營公司之業績	43,103	(37,521)	(189,887)
墊付予一家聯營公司之應收賬撥備	—	—	(12,712)
出售附屬公司權益之收益	—	—	11
稅前溢利(虧損)	**(54,304)**	**96,858**	**(310,310)**
稅項	(4,247)	(5,257)	(567)
持續經營業務之年度溢利(虧損)	(58,551)	91,601	(310,877)
已終止經營業務之年度溢利	—	1,511	104,075
年度溢利(虧損)	**(58,551)**	**93,112**	**(206,802)**
溢利(虧損)應佔：			
母公司權益持有人	(54,259)	21,619	(216,323)
少數股東權益	(4,292)	71,493	9,521
年度溢利(虧損)	**(58,551)**	**93,112**	**(206,802)**

提出群龍收購建議一事已於錦興在二零零五年十月七日舉行之股東特別大會上獲錦興獨立股東批准，中策集團重組亦已於二零零六年五月十九日完成。

群龍收購建議之條款(其後經錦興修訂，詳情載於錦興及要約人於二零零六年五月八日發表之聯合公佈)如下：

方案一：
每五股群龍股份 一股錦興股份另加1.8港元現金

以每股錦興股份於最後實際可行日期之收市價4.075港元為基準，方案一中每股群龍股份之價值約為1.175港元。

方案二：
每五股群龍股份 一份面值15.0港元之錦興債券

錦興將根據方案二發行之錦興債券將以年利率2.0厘之固定利率計息。錦興債券可據此按30,000港元或其完整倍數之款項(倘若不足此數，則為該錦興債券轉讓人所持之全部錦興債券)轉讓，並可於轉換期內按每股轉換股份9.0港元之初步轉換價轉換為轉換股份。以永利行所編製錦興債券於二零零六年三月三十一日之估值，每份錦興債券之價值為14.10港元。(詳情情參閱附錄五一 錦興債券之估計價值。)

群龍合資格股東及保華可就群龍收購建議之接納選擇收取方案一代價或方案二代價，又或者兩者同選。

群龍收購建議乃按群龍合資格股東所持有每五(5)股群龍股份進行，及就較多及較少數目之群龍股份按因接納群龍收購建議而將按比例支付之代價(將按本文件附錄一所載基準計算)進行，惟不會發行錦興股份或錦興債券之零碎部份。

群龍收購建議之其他條款(包括接納手續)載於文件內之新百利函件及附錄一。

錦興董事及要約人之董事願就文件所載資料(關於群龍及中策集團者除外)之準確性共同及個別承擔全部責任，而群龍及中策之董事亦願就文件所載資料(關於錦興集團及要約人者除外)之準確性共同及個別承擔全部責任。錦興、要約人、群龍及中策之董事於作出一切合理查詢後確認，據彼等深知，於文件所發表之意見(就錦興董事及要約人之董事而言，關於群龍集團及中策集團者除外；就群龍及中策之董事而言，關於錦興集團及要約人者除外)乃經審慎周詳考慮後達致，而文件亦無遺漏任何其他事實，導致文件所載之任何聲明有所誤導。

吾等在未經獨立核證下，依賴吾等就此意見審閱之資料，並假設該等資料準確及完備。吾等就此行動而言，並無就錦興集團及群龍集團之業務、財務狀況或事務或未來前景進行任何獨立詳盡調整或審核。吾等之意見須以最後實際可行日期時有效之財務、經濟及其他狀況，以及吾等可得資料為基準。

吾等並無考慮接納或不接納群龍收購建議對群龍合資格股東產生之稅務後果，皆因稅務後果乃因人而異。尤其是，身為香港境外居民或需受香港境外之稅項或香港證券買賣稅項規限之群龍合資格股東須考慮彼等與群龍收購建議有關之稅務狀況，如有任何疑問，應諮詢彼等之專業顧問。

此外，茲提述本文件內所載群龍董事會函件及新百利函件，當中載有群龍收購建議之完整詳情，以及本文件內之附錄，載有收購守則所規定有關群龍及錦興之其他資料。吾等建議群龍合資格股東於決定彼等所採取行動時細閱文件。

主要考慮因素及理由

吾等評估群龍收購建議及達致吾等之意見時，吾等所考慮之主要因素及理由如下。達致吾等之結論時，吾等已考慮所有因素並進行個別分析，最終按所有分析之整體結果達致吾等之意見。

(1) 群龍收購建議之背景

群龍為非上市公眾公司，屬於英屬處女群島註冊成立之有限公司，原為中策之全資附屬公司。中策集團重組於二零零六年五月十九日完成後，群龍股份已按一股中策股份兑一股群龍股份之基準，以實物方式分派予於二零零六年五月十九日名列中策股東名冊之中策股東。

於二零零五年四月十九日，錦興聯同中策、群龍、威倫及中策要約人宣佈，(其中包括)待中策集團重組完成及獲錦興獨立股東批准群龍收購建議後，新百利代表威倫向群龍合資格股東提出群龍收購建議以收購全部群龍股份(不包括威倫、其聯繫人士及與彼等一致行動之人士當時經已擁有之群龍股份)(惟將會向保華提出群龍收購建議)。

下文為凱利編撰以載入本文件之建議函件全文：

凱利

凱 利 融 資 有 限 公 司

香港
中環
都爹利街11號
律敦治大廈1503室

敬啟者：

新百利有限公司
代表威倫有限公司
(錦興集團有限公司之全資附屬公司)
提出無條件自願證券交換建議
收購群龍投資有限公司全部已發行股份
(不包括威倫有限公司或與其一致行動之人士經已擁有之股份)

吾等茲提述吾等獲委任為獨立財務顧問，就群龍收購建議之條款向群龍合資格股東提出建議，群龍收購建議之詳情載於日期為二零零六年五月二十六日之致群龍合資格股東綜合文件(「文件」)，本函件亦為文件一部份。除文義另有所指外，本函件所採用之詞彙與文件中所界定者具有相同涵義。

由於群龍董事會現時由中策全體執行董事及替任董事組成，並無委任非執行董事，故不能根據收購守則第2.8條成立獨立董事委員會。因此，吾等已獲委聘為獨立財務顧問，就群龍收購建議之條款對群龍合資格股東而言是否公平合理直接向群龍合資格股東提供意見。

在達致吾等之推薦意見時，吾等已審閱(其中包括)文件及若干相關協議及若干可公開取閱之財務報表及與錦興及群龍有關之其他業務及財務資料。吾等亦已審閱中策管理層所提供有關群龍營運、財務狀況及前景之資料。吾等已考慮永利行所評定錦興債券於二零零六年三月三十一日之估值。吾等亦已考慮於最後可行日期前十八個完整月份內聯交所主板上市公司之其他現金收購建議條款，以及吾等認為相關之其他資料、財務研究、分析及調查及財務、經濟及市場因素。然而，吾等並無就錦興或群龍、彼等之業務、財務狀況及前景進行深入檢討。

經執行理事同意，(i)群龍收購建議不會向美籍人士或群龍之股東名冊所示地址屬馬來西亞境內之人士提出；及(ii)本文件派發予名列群龍之股東名冊而名冊所示地址屬美國或馬來西亞境內之人士僅供參考及不連接納表格。

群龍收購建議僅於美國境外向非美籍人士及於馬來西亞境外作出。美籍人士不得同意參予上述收購建議，而指稱由美籍人士或具美國地址人士提交之證券亦將不獲接納。

各接納群龍收購建議之群龍合資格股東，須證明(i)其並非於美國接獲本文件或接納表格，亦不會於美國寄出接納表格或使用任何美國法管轄內之方式送交填妥之接納表格；(ii)其於送交接納表格或接納群龍收購建議時並非身在美國；(iii)其並非美籍人士；及(iv)其並非為身在美國之人士按非酌情基準行事之代理人或受信人。

群龍收購建議之其他條款

其他條款

群龍收購建議之其他條款（包括接納手續及接納期間、群龍收購建議之修訂及延期）載列於該文件附錄一及接納表格。

群龍股份

群龍股份於被收購時將不會附有任何留置權、質押、產權承擔、優先購買權及任何其他任何性質之第三方權利，並將附有收取於群龍股份發行日期後宣派、作出或派付之所有股息及其他分派（如有）之權利。

印花稅

由於群龍為於英屬處女群島註冊成立之公司，而其股東名冊設於當地，故轉讓群龍股份時毋須繳納香港印花稅。

買賣於錦興香港股東分冊登記之錦興股份須繳納香港印花稅。買賣錦興債券時須於將設於香港之錦興債券持有人之名冊內登記，故須繳納香港印花稅。

稅務及獨立意見

群龍合資格股東如對接納或拒絕群龍收購建議之稅務影響有任何疑問，務請諮詢彼等本身之專業顧問。謹此強調，要約人、錦興、新百利或彼等各自之董事或聯屬人或任何其他涉及群龍收購建議之人士，概不因任何人士接納或拒絕接納群龍收購建議而引致之任何稅務責任或其他稅務影響或負債承擔任何責任。

其他資料

謹請　閣下垂注本文件所載預期時間表及群龍董事會及凱利之函件，以及本文件各附錄之其他資料。

此致

列位群龍合資格股東　台照

代表
新百利有限公司
副主席
梁美嫻
謹啟

二零零六年五月二十六日

停牌前若干時間營運不足以及其過半資產以現金持有。完成收購Zest Health Clubs Ltd.後，MRI股份在二零零六年一月十三日恢復買賣。隨著群龍收購建議之完成，錦興董事及群龍集團之管理層將為MRI尋求合適之投資機會，並對MRI之前景表示樂觀。

接納及交收手續

接納手續

閣下須根據隨附接納表格及文件附錄一印備之指示填妥該表格，以接納群龍收購建議。有關指示亦為群龍收購建議條款之組成部份。

填妥之接納表格最遲須於二零零六年六月十六日(星期五)下午四時正(或要約人按收購守則規定所宣佈之較後時間及日期)前以郵寄、快件或其他類似速遞服務或親身遞交等方式送達接收代理人標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

接獲任何接納表格後，將不會發出任何通知。

敬請　閣下留意本文件附錄一及接納表格內之有關接納手續之其他資料。

交收

倘有效接納表格按本文件及接納表格之條款送達，有關接納收購建議之群龍合資格股東交出之群龍股份應付上述股東之款項之銀行本票／支票及錦興股份數目之股票(有關**方案一代價**)；**及／或**有關接納收購建議之群龍合資格股東交出之群龍股份應付上述股東之錦興債券數目之債券證書(有關**方案二代價**)，將在接收代理人接獲使有關接納完整及有效的一切有關文件當日起計10日內，以平郵方式寄發予接納收購建議之群龍合資格股東，郵誤風險概由其承擔。倘該日期並非營業日，則將予寄發上述代價之日期將延至下一個營業日。

倘　閣下透過持牌證券交易商、受託銀行或其他代名人持有　閣下之群龍股份，則　閣下須向　閣下之代名人代理指示有關　閣下對群龍收購建議之意向，方可接納群龍收購建議。為確保公平對待所有群龍合資格股東，該等以代名人身分為超過一名實益擁有人持有群龍股份之登記股東，須在實際可行情況下分開處理各實益擁有人之股權。

海外群龍合資格股東

於任何香港以外司法權區或向當地之群龍合資格股東提出收購建議可能會受有關司法權區法例影響。身為香港以外司法權區之市民、居民或國民之群龍合資格股東，應知道彼等有關司法權區之一切適用法例及監管規定，並加以遵守。

任何欲接納群龍收購建議之非香港居民群龍合資格股東，均有責任就此全面遵守任何有關司法權區之一切適用法例及監管規定，包括在該司法權區取得任何可能需要之政府或其他同意、符合任何其他必要正式手續及支付任何到期之發行、轉讓或其他稅項。

群龍董事會

群龍董事會現時由中策所有執行董事及彼等之替任董事組成，惟並無中策獨立非執行董事曾獲委任為群龍之董事。於群龍收購建議結束後，群龍董事會成員可能有所更改。倘若群龍於群龍收購建議結束後繼續為一間公眾公司，其將委任三名獨立非執行董事，並須繼續遵守收購守則之條文規定。群龍將會於適當時就此另行發表公佈。

要約人及錦興集團之資料

要約人屬投資控股公司，乃於香港註冊成立之有限公司，為錦興之間接全資附屬公司。錦興集團主要從事證券買賣、物業投資及買賣與其他策略投資，包括於聯交所上市聯營公司及由聯交所上市公司發行之長期可換股票據之投資。錦興則為投資控股公司。

經擴大錦興集團之前景

於二零零六年四月二十八日完成出售電腦相關產品及消費者電子產品貿易，以及數據儲存媒體之製造、分銷及推廣之業務後，錦興集團專注於證券買賣、物業投資及買賣與其他策略投資。

因著群龍收購建議，錦興可增持其群龍股權，從而使群龍成為錦興之附屬公司。如出現此情況，錦興將控制兩間海外上市公司，即從事部份分派業務之CEL及MRI之權益。錦興董事認為，錦興集團在出售其於中策之部份權益後達致精簡架構及通過群龍收購建議整合錦興於群龍之權益，讓錦興集團管理層可利用更具效率之方式管理及經營分派業務，並可以錦興之管理層提升其發展潛力。

CEL為群龍擁有55.2%之附屬公司，將繼續持有杭州中策26%股本權益，杭州中策主要於中國及海外從事輪胎製造及銷售。杭州中策經營之業務近年均錄得盈利。根據其截至二零零四年十二月三十一日止三個年度各年之經審核財務報表，杭州中策錄得純利分別約人民幣118,000,000元（約相等於111,200,000港元）、人民幣85,500,000元（約相等於80,200,000港元）及人民幣107,100,000元（約相等於100,700,000港元）。根據中華人民共和國國家統計局刊發之資料，於中國生產之汽車總數，由一九九九年至二零零三年錄得上升趨勢。鑑於杭州中策於過往數年錄得溢利業績，以及中國近年汽車生產顯著增長，錦興董事對群龍集團將於未來從事之輪胎製造及銷售業務之前景充滿信心。

MRI之主要業務為投資控股。作為公眾上市之投資公司，MRI進行投資之準則，由經股東批准之投資授權嚴格釐定，該投資授權准許MRI投資於上市或非上市證券或公司。然而，投資目標並不包括對MRI投資之任何實體或業務之管理行使控制權。MRI於澳洲及香港享有經營優勢。於二零零五年十二月三十一日，MRI錄得淨虧損120,932澳元（相當於約700,000港元），於截至二零零四年十二月三十一日止年度則為790,833澳元（相當於約4,600,000港元）。MRI於二零零六年一月以4,000,000澳元（相當於約23,400,000港元）作價認購Zest Health Clubs Ltd.之8.4%權益。據MRI截至二零零五年十二月三十一日止年度年報，Zest Health Clubs Ltd.為澳洲大型健康及健身公司之一，會員逾65,000名，執珀斯、布里斯本及阿德雷德市場之牛耳。MRI股份於二零零四年七月九日暫停在澳洲證券交易所買賣，原因是

新百利信納要約人擁有充足之財務資源以提供在群龍收購建議被全數接納時所需之資金。

強制性收購或贖回

要約人無意引用英屬處女群島適用法例項下之任何強制性收購或贖回條文，惟保留此權利。倘若要約人決定引用有關強制性收購或贖回條文，其將再作公佈。

群龍合資格股東之意向

直至最後實際可行日期，要約人及錦興並無收到保華或任何其他群龍合資格股東就接納或拒絕群龍收購建議又或有關就彼等之接納收取方案一代價或方案二代價之選擇而作出任何指示或不可撤回之承諾。然而，保華於二零零六年五月八日宣佈，保華決議以分派撤資中策所得價值（即群龍股份價值）之方式向保華股東宣派特別股息，並擬根據其股東之選擇接納群龍收購建議。

提出群龍收購建議之原因

錦興與保華及中策要約人於二零零五年三月十日訂立股份出售協議，據此，中策要約人有條件地同意以總現金代價52,110,000港元（錦興及保華各26,055,000港元）分別向錦興及保華收購135,000,000股當時之現有中策股份（相當於67,500,000股中策股份）。完成股份出售協議之其中一項先決條件為中策要約人對中策之資本重組及中策集團重組之付諸實行表示合理滿意。因此，錦興認為向中策董事會提呈有關中策集團重組之建議對錦興及錦興股東有利。

由於群龍股份將不會在任何證券交易所上市，錦興董事認為，藉著提出群龍收購建議，為身為群龍股份持有人之中策獨立股東提供機會將彼等於群龍之投資套現乃適當之做法。此外，中策集團重組完成後，兩間海外上市公司CEL與MRI將成為群龍之非全資附屬公司。錦興可因群龍收購建議增持其群龍股權，從而使群龍成為錦興之附屬公司。如出現此情況，錦興將控制兩間從事部份分派業務之海外上市公司之權益。通過根據股份出售協議出售中策之部份權益及提出群龍收購建議，錦興董事相信將可精簡現有上市集團之架構，從而使錦興可更有效率地管理其權益或經營分派業務。錦興董事相信，精簡後之集團架構將有助錦興管理層提升分派業務之潛力。

錦興有關群龍之意向

群龍為於英屬處女群島註冊成立之有限公司。群龍之主要業務將為投資控股，而其附屬公司則主要從事分派業務。錦興之意向為群龍集團將不會進行分派業務以外之任何業務，亦不會持有除根據中策集團重組收購並與分派業務有關之資產以外之任何其他資產。群龍之董事會不擬於群龍收購建議完成後出售群龍集團之任何資產。錦興不擬將任何資產注入群龍或建議群龍之董事會批准出售任何資產或更改群龍集團之主要業務。

將不會向聯交所或任何其他證券交易所作有關群龍股份之新上市之申請。

轉換股份

於轉換時發行之轉換股份，於配發及發行時將與當時所有已發行之錦興股份於各方面均享有同等權益，並享有記錄日期為轉換通知之日或之後的所有股息及其他分派。

證書

根據方案二接納群龍收購建議之各群龍合資格股東將收取一張代表其持有之全部應獲錦興債券之證書。

於方案二中，群龍股份之收購代價已考慮中策集團重組完成後，群龍集團之估計綜合資產淨值後釐定。

錦興將於群龍收購建議結束時就錦興根據群龍收購建議而發行之錦興債券總數及本金金額（以及以最初轉換價轉換該等錦興債券而將予發行之轉換股份之數目）再作公佈。

按每五股群龍股份可收取一份面值15.0港元之錦興債券計算，群龍收購建議項下之每股群龍股份附帶之錦興債券之隱含值約為3.0港元，即較每股群龍股份於完成中策集團重組時之未經審核備考資產淨值2.55港元溢價約17.6%。

錦興債券之估計價值

根據收購守則附件一第30段，永利行已向錦興董事表示，倘錦興債券已於二零零六年三月三十一日發行，估計一份錦興債券之公平值將為14.10港元。與錦興債券之估計公平值有關之其他詳情載於本文件附錄五。

總代價

根據於中策集團重組完成後之預期已發行440,797,543股群龍股份計算，根據方案一（按錦興股份於最後實際可行日期之收市價計算），群龍收購建議將群龍全部已發行股本定值為約517,900,000港元，根據方案二則將之定值為約1,322,400,000港元。

根據要約人將實益擁有之129,409,897股群龍股份計算，根據群龍收購建議而收購之群龍股份數目將為311,387,646股（佔群龍之預期已發行股本約70.6%），有關群龍股份於方案一（按錦興股份於最後實際可行日期之收市價計算）之估值將約為365,900,000港元，而於方案二之估值將約為934,200,000港元。

條件

群龍收購建議並無條件。惟倘出現收購守則第19.2條所載之情況時，即要約人未能遵照就群龍收購建議發表公佈之規定，除非符合上述規定，執行理事則可要求接納收購建議之群龍合資格股東按執行理事可以接受之條款獲授撤銷權利。除上述者外，群龍合資格股東根據群龍收購建議提出之接納書乃屬不可撤回亦不得撤銷。

群龍收購建議之財政來源

錦興將以兩間證券行（即大福證券有限公司及實德證券有限公司（前稱利高證券有限公司））提供之融資撥付方案一項下合共約112,100,000港元現金代價。要約人不擬主要依賴群龍之業務就任何負債（或然負債或其他）支付利息、償還該等負債或作出擔保。

投票權

錦興債券持有人不會僅因作為錦興債券持有人而有權出席錦興任何股東大會並於會上投票。

利息

除非已贖回，錦興債券由發行日期起截至及包括到期日或(若較早，則就任何已轉換錦興債券而言)就轉換發出轉換通知當日按錦興債券未償還本金額計算利息，年利率為2厘。錦興將於發行日期之每週年日期當日每年支付上年利息。錦興將於發行日期起計首週年當日支付第一筆利息。

轉換期

於發行日期後，錦興債券之持有人有權於直至到期日之前第14日(包括該日)期間隨時將錦興債券本金額之全部或部份轉換為轉換股份。不會發行錦興股份之零碎部份，亦不會就轉換支付任何款項代替錦興股份。

轉換價

於上述轉換期內，錦興債券可按初步轉換價每股錦興轉換股份9.0港元(可按錦興債券條款作出調整)轉換為轉換股份。

初步轉換價每股轉換股份9.0港元較：

— 錦興股份於最後交易日在聯交所之每股收市報價3.7港元溢價143.2%；

— 錦興股份截至最後交易日(包括該日)止連續十個交易日平均收市價每股3.810港元溢價136.2%；

— 錦興股份截至最後交易日(包括該日)止連續三十個交易日平均收市價每股3.923港元溢價129.4%；

— 錦興股份於最後實際可行日期在聯交所之每股收市報價4.075港元溢價120.9%；

— 錦興股份於二零零五年十二月三十一日之每股經審核綜合資產淨值7.41港元溢價21.5%；及

— 每股錦興股份備考綜合資產資值10.10港元(按錦興集團於二零零五年十二月三十一日之經審核綜合資產淨值經錦興集團於二零零六年四月完成出售其有關電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務之影響予以調整(於本文件附錄四未經審核備考資產負債表所載「備考餘下錦興集團於二零零五年十二月三十一日」一欄披露)及於二零零五年十二月三十一日已發行226,143,697股錦興股份計算)折讓10.9%。

轉換價可不時根據錦興債券文據所載條文作出調整，其中包括以下情況：(i)錦興股份因股份合併或拆細而變為不同面值；(ii)透過溢利或儲備資本化而發行新錦興股份；(iii)股本分派；(iv)供股；(v)授出購股權或認股權證以認購新錦興股份；及(vi)可對錦興債券持有人之權益構成攤薄影響之若干其他事項。

方案一

於方案一中，群龍股份之收購代價乃經考慮群龍於中策集團重組完成後之估計綜合資產淨值，以及中策股份與錦興股份於二零零五年三月八日暫停於聯交所買賣錦興股份及中策股份前之市場表現後釐定。

按方案一代價送交之新錦興股份彼此間於繳足或入賬列為繳足及發行時將在各方面享有同等地位並與當時已發行之錦興股份享有同等地位，及可收取其後宣派、作出或派付之所有股息及其他分派。將向聯交所申請批准根據方案一將予配發及發行之新錦興股份上市及買賣。

於二零零四年十月十四日（即於緊接初步公佈日期前錦興股份於聯交所之最後一個交易日），錦興股份於聯交所之收市報價為每股錦興股份2.675港元。按每五股群龍股份可收取一股錦興股份連1.8港元現金，以及上述每股錦興股份之收市價計算，群龍收購建議項下之一股群龍股份之隱含價值為0.895港元，即較每股群龍股份於完成中策集團重組時之未經審核備考資產淨值約2.55港元折讓約64.9%。

於最後交易日，錦興股份於聯交所之收市報價為每股錦興股份3.70港元。按每五股群龍股份可收取一股錦興股份連1.8港元現金，以及上述每股錦興股份之收市價計算，群龍收購建議項下之一股群龍股份之隱含價值為1.1港元，即較每股群龍股份於完成中策集團重組時之未經審核備考資產淨值約2.55港元折讓約56.9%。

於最後實際可行日期，錦興股份於聯交所之收市報價為每股4.075港元。按每五股群龍股份可收取一股錦興股份另加1.8港元現金及上述每股錦興股份收市價計算，群龍收購建議項下之一股群龍股份之隱含價值為1.175港元，即較每股群龍股份於完成中策集團重組時之未經審核備考資產淨值約2.55港元折讓約53.9%。

方案二

以下為根據方案二將發行之錦興債券之主要條款：

本金額

將發行之錦興債券每份面值為15.0港元。錦興最終根據群龍收購建議發行之錦興債券總數量及價值將於群龍收購建議結束後確定。

到期日

發行日期起計五週年之日。除持有錦興債券當時之未償還本金額75%或以上之錦興債券持有人事先批准外，錦興不得在到期日前贖回錦興債券之任何部份。

除非已在先前轉換，否則錦興債券將於到期日按已發行錦興債券之本金額100%連同所有未付之應計利息贖回。

可轉讓性

錦興債券可於任何時間以30,000港元之完整倍數（或若低於30,000港元，則為錦興債券轉讓人所持有之全部債券）予以轉讓。

上市

並無向聯交所或任何其他證券交易所申請批准錦興債券上市及買賣，但將就根據轉換而將予配發及發行之轉換股份提交上市申請。

下文為新百利編撰以載入本文件之函件全文：



新百利有限公司
香港
中環
金融街8號
國際金融中心二期
22樓2201室

敬啟者：

新百利有限公司
代表威倫有限公司
(錦興集團有限公司之全資附屬公司)
提出無條件自願證券交換建議
收購群龍投資有限公司全部已發行股份
(不包括威倫有限公司或與其一致行動之人士經已擁有之股份)

緒言

二零零五年四月十九日，茲宣佈新百利將代表威倫提出群龍收購建議，惟須待錦興獨立股東於股東特別大會上批准及完成中策集團重組後方可作實。群龍收購建議已於二零零五年十月七日於股東特別大會上獲錦興獨立股東批准。中策集團重組已於二零零六年五月十九日完成。除文義另有所指外，本函件所採用之詞彙與要約人及群龍就群龍收購建議於二零零六年五月二十六日刊發之綜合文件(「該文件」)中所界定者具有相同涵義。本函件及該文件附錄一與隨附接納文件載列群龍收購建議之條款。

群龍收購建議

新百利有限公司茲代表威倫，按以下基準收購群龍合資格股東擁有之所有群龍股份：

方案一：

每五(5)股群龍股份 .... 一(1)股股份另加1.8港元現金

方案二：

每五(5)股群龍股份 .... 一(1)份面值15.0港元之錦興債券

群龍合資格股東可就接納群龍收購建議選擇收取方案一代價或方案二代價，又或者兩者同選。

群龍收購建議乃按群龍合資格股東所持有每五(5)股群龍股份進行，及就較多及較少數目之群龍股份按將因接納群龍收購建議所支付代價之比例(按本文件附錄一所載基準計算)進行，惟不會發行錦興股份或錦興債券之零碎部份。

新百利代表威倫(錦興之間接全資附屬公司),按以下基準向群龍合資格股東提出自願性收購建議,以收購所有群龍股份(不包括威倫、其聯繫人士及其一致行動人士(惟將會向保華提出群龍收購建議)當時經已擁有或同意收購之群龍股份):

方案一:

每五股群龍股份* 一股錦興股份另加1.8港元現金

方案二:

每五股群龍股份* 一份面值15.0港元之錦興債券

* *群龍股份將根據於二零零六年五月十九日之已發行中策合併股份數目而發行。群龍收購建議乃按群龍合資格股東所持有每五(5)股群龍股份進行,及就較多及較少數目之群龍股份按將因接納群龍收購建議所支付代價之比例(按本文件附錄一所載基準計算),惟不會發行錦興股份或錦興債券之零碎部份。*

群龍合資格股東及保華可就接納群龍收購建議而言選擇接納方案一代價或方案二代價或兩者同選。

於最後實際可行日期,群龍並無任何可轉換群龍股份或有權要求發行收購群龍股份之未行使證券、購股權或認股權證。

群龍收購建議下方案一及方案二之詳情載於本文件之新百利函件。

根據群龍收購建議,群龍股份被收購時將附有收取於群龍股份發行日期或之後宣派、派付或作出之所有股息及分派之權利,且不會附有任何第三方權利。

由於群龍為於英屬處女群島註冊成立之公司,而其股東名冊設於該地,轉讓群龍股份時毋須繳納轉讓稅。

群龍收購建議之其他條款及條件(包括接納手續)載於本文件第11至第18頁所載之新百利函件、本文件附錄一及接納表格內。

推薦意見

務請 閣下垂注凱利(群龍合資格股東之獨立財務顧問)函件,函件內載有凱利就群龍收購建議之推薦意見及彼達至此推薦意見時所考慮之主要因素。

其他資料

群龍合資格股東在考慮就群龍收購建議所採取之行動時,務請考慮彼等之稅務狀況。如有任何疑問,務請向彼等之專業顧問查詢。

謹請群龍合資格股東細閱本文件及隨附之接納表格,以得知群龍收購建議之詳情。

此致

列位群龍合資格股東 台照

代表董事會
群龍投資有限公司
主席
陳國強博士
謹啟

二零零六年五月二十六日

群龍集團之財務資料

下表概述群龍集團於截至二零零五年十二月三十一日止三年各年之經審核財務資料。群龍集團於截至二零零五年十二月三十一日止三年各年之經審核合併收益表及經審核合併資產負債表載於本文件附錄三。

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
營業額	—	—	5,298
持續經營業務之年度(虧損)／溢利	(310,877)	91,601	(58,551)
終止經營業務之年度溢利	104,075	1,511	—
年度(虧損)／溢利	(206,802)	93,112	(58,511)

	十二月三十一日		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
未計少數股東權益前虧絀淨額	(864,115)	(882,712)	(891,246)
未計少數股東權益前有形虧絀淨額	(873,440)	(882,712)	(900,369)

完成中策集團重組時群龍集團之備考財務資料

根據本文件附錄四所載之未經審核備考資產負債表，於中策集團重組完成時，群龍集團之未經審核備考未計少數股東權益前資產淨額為1,124,126,000港元，即每股群龍股份約2.55港元。完成中策集團重組時群龍集團之未經審核備考資產負債表詳情載於本文件附錄四「(I)經擴大錦興集團之未經審核備考資產負債表」一段中「群龍集團於二零零五年十二月三十一日」、「有關中策集團重組之備考調整」及「群龍集團經備考調整後」等各欄。

群龍收購建議

於中策集團重組完成後，(i)中策將有440,797,543股已發行中策合併股份，根據此股數計算，440,797,543股群龍股份將分派予於二零零六年五月十九日名列中策股東名冊之中策股東；(ii)保華與錦興將各自間接擁有合共129,409,897股群龍股份之權益，各約佔群龍預期已發行股本之29.4%。因此，錦興、保華及彼等之一致行動人士將間接擁有之群龍股份總數為258,819,794股，佔群龍於中策集團重組完成後之已發行股本約58.8%。

(ii) *輪胎製造及銷售*

- 透過CEL持有杭州中策之14.4%實際權益

(iii) *提供旅遊團、旅遊及其他相關服務之業務*

- 透過CEL持有永安之11.1%實際權益 *(附註1)*

(iv) *其他業務*

- CEL之55.22%實際股本權益 *(附註2)*
- MRI之57.26%權益 *(附註3)*
- Apex之9.8%權益 *(附註4)*
- Vertex Technology Fund (II) Ltd.之194股可贖回優先股及200股普通股 *(附註5)*
- 廣州耀陽實業有限公司之100%權益及東莞市江海貿易有限公司之88%權益 *(附註6)*

附註：

1. 永安之股份於聯交所主板上市。

   群龍之聯營公司永安於二零零六年三月一日宣佈，永安與配售代理訂立配售協議，據此，配售代理同時按竭誠盡力基準，將最多達175,000,000股永安股份配售予不少於六位獨立第三者。配售協議已於二零零六年四月二十五日完成，並於完成時發行175,000,000股新永安股份。根據永安於二零零六年三月一日刊發之公佈，配售事項之所得款項淨額約119,700,000港元擬用作永安集團之一般營運資金。配售行動之其他詳情載於永安分別於二零零六年三月一日及二零零六年四月二十五日刊發之公佈。

   永安及中策於二零零六年三月二十七日聯合宣佈，永安已與11名認購人訂立多份有條件認購協議，據此，永安同意向認購人發行本金總額1,000,000,000港元之2厘可換股可交換票據。CEL（群龍之附屬公司，於認購協議日期為中策之附屬公司，惟於最後實際可行日期則不然）為認購人之一，已有條件同意認購本金額300,000,000港元之2厘可換股可交換票據。CEL進行認購須經（其中包括）中策股東批准後方可作實。中策股東特別大會將於二零零六年六月五日舉行，以審議及批准認購協議及據此擬進行之交易。有關2厘可換股可交換票據及據此擬進行之交易之其他詳情載於永安及中策於二零零六年三月二十七日聯合刊發之公佈及永安與中策分別於二零零六年四月二十一日及二零零六年五月十九日刊發之通函。

2. CEL股份於美國場外證券交易議價板上市，CEL主要從事投資控股活動。

3. MRI於澳洲證券交易所上市，MRI主要從事投資控股業務。

4. Apex為投資控股公司，持有香港、廣州及北京之「中策」酒店及中國洛陽金水灣大酒店。

5. Vertex Technology Fund (II) Ltd.主要業務為投資於美國、歐洲及亞洲指定行業內的後起之秀。

6. 該等公司之主要業務為採砂船隻之投資控股。

份）（惟將會向保華提出群龍收購建議），基準（其後經錦興修訂，詳見錦興及要約人於二零零六年五月八日刊發之聯合公佈）為：(i)每五股群龍股份可換取一股錦興股份加1.8港元現金；或(ii)每五股群龍股份可換取一份錦興債券，每份錦興債券之面額為15.0港元，可於到期日前隨時按初步轉換價每股轉換股份9.0港元（可按本文件所載新百利函件「方案二」分節錦興債券之主要條款所載進行正常反攤薄調整）轉換為一股轉換股份；

— 中策董事會已獲錦興及保華通知，其於二零零五年三月十日與中策要約人訂立股份出售協議，據此，中策要約人同意向保華及錦興各收購67,500,000股中策股份，於股份出售協議訂立日期，該等股份共佔中策已發行股本約30.6%，作價52,110,000港元（相當於每股中策股份0.386港元）；及

— 待股份出售協議完成後，金利豐證券有限公司將代表中策要約人按每股中策股份0.386港元之價格提出強制性現金收購建議，以收購中策要約人及與其一致行動之人士尚未持有之全部中策股份。

集團重組於二零零六年五月十九日完成，此後，中策繼續保持公眾上市公司之地位，其附屬公司（不包括群龍集團）專注於電池產品製造及銷售、證券及物業投資，以及非上市投資項目之投資（即餘下業務）。中策旗下經營物業發展之所有其他附屬公司及／或其他持有業務及採砂船隻之投資控股公司，以及中策集團旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務及酒店營運之業務（合稱分派業務）之所有其他聯營公司將收歸群龍旗下，並將會繼續由中策目前之管理層管理。群龍股份已按當時所持有一股中策股份兑一股群龍股份之基準，以實物分派之方式分派予於二零零六年五月十九日名列中策股東名冊之股東，但群龍之股票將僅於群龍收購建議截止申請後寄發予不接納群龍收購建議之中策股東。新百利代表威倫（該公司之間接全資附屬公司）向群龍合資格股東提出群龍收購建議以收購全部群龍股份（不包括威倫及與其一致行動之人士當時經已擁有之群龍股份）（惟將會向保華提出群龍收購建議），基準為：(i)每五股群龍股份可換取一股錦興股份加1.8港元現金；及／或(ii)每五股群龍股份可換取一份錦興債券，每份錦興債券之面額為15.0港元，可於到期日前隨時按初步轉換價每股轉換股份9.0港元（可進行正常反攤薄調整）轉換為一股轉換股份。

本文件旨在為　閣下提供有關錦興集團、群龍集團及群龍收購建議之資料，載列凱利載有其為群龍合資格股東提供有關群龍收購建議之建議函件。

群龍之資料

群龍之主要業務為投資控股，而其附屬公司將主要從事下列業務：

(i)　物業發展

- 中國上海靜安區之物業權益
- 中國廣東省珠海市斗門區龍山工業區之物業權益

以下為群龍董事會函件全文，乃為載入本文件而編製：

群龍投資有限公司

(於英屬處女群島註冊成立之有限公司)

董事：	*註冊辦事處：*
陳國強博士	P. O. Box 957
Yap, Allan博士	Offshore Incorporations Centre,
周美華女士	Road Town,
陳玲女士	Tortola,
李波先生	British Virgin Islands
陳國鴻先生	
(陳國強博士之替任董事)	*香港通信地址：*
呂兆泉先生	香港九龍
(Yap, Allan博士之替任董事)	觀塘鴻圖道51號
	保華企業中心8樓

敬啟者：

新百利有限公司
代表威倫有限公司
(錦興集團有限公司之全資附屬公司)
提出無條件自願證券交換建議
收購群龍投資有限公司全部已發行股份
(不包括威倫有限公司或與其一致行動之人士經已擁有之股份)

緒言

錦興、中策、群龍、威倫及中策要約人於二零零五年四月十九日共同宣佈(其中包括)：

— 保華及錦興(當時中策之控股股東)共同要求中策董事會向股東提出集團重組之建議，導致股東可按彼等各自於中策之持股量，按就此而言之記錄日期時一股中策股份兑一股群龍股份之比例收取群龍股份；

— 新百利將代表威倫(錦興之間接全資附屬公司)向群龍合資格股東提出群龍收購建議以收購全部群龍股份(不包括威倫、其聯繫人士及與其一致行動之人士當時經已擁有或同意收購之群龍股

「股份出售協議」	指	指一份日期為二零零五年三月十日由中策要約人、保華與錦興簽訂就中策要約人向保華及錦興收購合共270,000,000股當時之現有中策股份之買賣協議，該等股份佔中策於股份出售協議訂立日期之已發行股本約30.6%
「新百利」	指	新百利有限公司，錦興及要約人之財務顧問
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「美國證券法」	指	一九三三年美國證券法(經修訂)
「威倫」及「要約人」	指	威倫有限公司，於香港註冊成立之公司，錦興之間接全資附屬公司
「永安」	指	永安旅遊(控股)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「澳元」	指	澳元，澳洲法定貨幣
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「坡元」	指	坡元，新加坡法定貨幣
「美元」	指	美元，美國法定貨幣
「美籍人士」	指	美國證券法規例S所界定者
「美國」	指	美利堅合眾國、其屬土及領土、美國任何州份，以及哥倫比亞特區

「最後實際可行日期」	指 二零零六年五月二十四日，即本文件付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指 聯交所證券上市規則
「到期日」	指 發行錦興債券日起計第五個週年日
「MRI」	指 MRI Holdings Limited，中策擁有57.3%權益之附屬公司，其股份於澳洲證券交易所上市
「普敦」	指 普敦國際評估有限公司，獨立專業物業估值師
「方案一」	指 每五(5)股群龍股份可換取一(1)股錦興股份加1.8港元現金，屬群龍合資格股東根據群龍收購建議可提呈之兩類代價之一
「方案二」	指 每五(5)股群龍股份可換取一(1)份錦興債券，屬群龍合資格股東根據群龍收購建議可提呈之兩類代價之一
「保華」	指 保華集團有限公司(前稱保華德祥企業建築集團有限公司)，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「中國」	指 中華人民共和國
「接收代理人」或「群龍股份登記處」或「過戶代理人」	指 標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓
「餘下業務」	指 於中策集團重組完成後將繼續由中策集團經營之業務，包括電池產品製造及買賣、證券及物業投資，以及投資於非上市投資項目
「永利行」	指 永利行評值顧問有限公司，獨立專業估值師
「漢傳媒」	指 漢傳媒集團有限公司(前稱瑞力控股有限公司)，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「證監會」	指 證券及期貨事務監察委員會
「證券及期貨條例」	指 香港法例第571章證券及期貨條例
「股東特別大會」	指 錦興於二零零五年十月七日舉行之股東特別大會，以批准(其中包括)提出群龍收購建議(包括根據方案一配發及發行新錦興股份及根據方案二發行錦興債券及配發及發行轉換股份)

「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「錦興董事會」	指	錦興董事會
「錦興債券」	指	錦興根據方案二將按面額每份15.0港元發行之可換股債券，可於發行後及於到期日前隨時按初步轉換價每股錦興股份9.0港元轉換為新股份
「錦興董事」	指	錦興董事
「錦興集團」	指	錦興及其附屬公司
「錦興銷售股份」	指	由威倫持有之67,500,000股中策股份，佔中策已發行股本約15.3%
「錦興股份」	指	錦興股本中每股面值0.01港元之普通股
「錦興股東」	指	錦興股份之持有人
「凱利」	指	凱利融資有限公司，群龍合資格股東之獨立財務顧問
「香港」	指	中國香港特別行政區
「中策獨立股東」	指	保華、錦興及彼等各自之聯繫人士，以及與彼等一致行動之人士及於提出群龍收購建議及股份出售協議有重大權益之任何人士以外之中策股東
「錦興獨立股東」	指	德祥企業、其聯繫人士(包括保華)、與彼等一致行動之人士，以及於群龍收購建議及股份出售協議擁有重大權益之任何各方以外之錦興股東
「初步公佈」	指	中策於二零零四年十月十五日就可能全面收購所有中策股份而刊發之公佈
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「聯合公佈」	指	日期為二零零五年四月十九日由錦興、威倫、中策、群龍及中策要約人就(其中包括)群龍收購建議刊發之聯合公佈
「最後交易日」	指	二零零五年三月七日，此為錦興股份暫停買賣以待刊發聯合公佈前，錦興股份於聯交所之最後一個交易日

「關連人士」	指	上市規則所賦予之涵義
「轉換」	指	錦興債券持有人根據構成錦興債券之文據內條款將之轉換成錦興股份
「轉換股份」	指	於轉換後將由錦興配發及發行之新錦興股份
「道亨證券」	指	道亨證券有限公司，中策及群龍之財務顧問
「德勤」	指	德勤•關黃陳方會計師行
「分派業務」	指	除餘下業務外，於中策集團重組完成後將由群龍集團營運之所有業務，包括物業發展、輪胎製造及銷售、提供旅行團、旅遊及其他相關服務，以及其他投資控股業務
「經擴大錦興集團」	指	經由群龍集團擴大之錦興集團
「執行理事」	指	證監會企業融資部執行理事及其任何代表
「接納表格」	指	隨附之群龍收購建議接納及過戶表格
「群龍」	指	群龍投資有限公司，於英屬處女群島註冊成立之有限公司
「群龍董事會」	指	群龍之董事會
「群龍集團」	指	於中策集團重組完成後之群龍及其附屬公司
「群龍收購建議」	指	新百利代表要約人按本文件及接納表格所載條款收購威倫及與其一致行動之人士尚未持有之全部群龍股份之自願性無條件收購建議
「群龍合資格股東」	指	除(i)群龍、其聯繫人士及其一致行動人士（惟包括保華及其附屬公司）；(ii)美國證券法規例S所界定之美籍人士；及(iii)群龍之股東名冊所示地址屬馬來西亞境內之人士外之群龍股東
「群龍股份」	指	群龍目前之已發行股本中每股面值0.01美元之普通股
「杭州中策」	指	杭州中策橡膠有限公司，於中國成立之公司，主要在中國及海外從事輪胎製造及銷售

於本文件內，除文義另有所指外，下列詞彙具有以下涵義：

「Apex」	指	Apex Quality Group Limited
「聯繫人士」	指	上市規則所賦予之涵義
「營業日」	指	聯交所開門辦公之日
「英屬處女群島」	指	英屬處女群島
「英屬處女群島公司法」	指	二零零四年英屬處女群島商業公司法
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「CEL」	指	China Enterprises Limited，於百慕達註冊成立之有限公司，其股份於美國場外證券交易議價板買賣，由中策擁有55.22%實際股本權益及88.8%實際投票權益
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「中策集團」	指	中策及其附屬公司
「中策集團重組」	指	中策於二零零六年五月十九日完成之內部集團重組，導致(i)中策繼續保持公眾上市公司地位，自行或透過其附屬公司(不包括群龍集團)專注於餘下業務；(ii)群龍會透過其附屬公司專注於分派業務；及(iii)中策股東透過實物分派方式收取群龍股份，基準為每持有一股中策合併股份將收取一股群龍股份
「中策收購建議」	指	根據中策及Nation Field Limited於二零零六年五月二十六日刊發之綜合收購建議文件，按現金每股中策股份0.386港元之價格收購中策要約人及與其一致行動之人士尚未擁有或未同意收購之全部中策股份之強制性現金收購建議
「中策要約人」	指	Nation Field Limited，於英屬處女群島註冊成立之有限公司，由高央先生實益全資擁有
「中策股份」	指	中策股本中每股面值0.10港元之普通股
「中策股東」	指	中策股份之持有人
「截止日期」	指	二零零六年六月十六日或(倘群龍收購建議延期)要約人根據收購守則將群龍收購建議延期後之截止日期

預期時間表

二零零六年

群龍收購建議之開始日期 .... 五月二十六日(星期五)

接納群龍收購建議之最後時間及日期 *(附註1)* .... 六月十六日(星期五)下午四時正

截止日期 *(附註2)* .... 六月十六日(星期五)

於聯交所網站公佈群龍收購建議之結果 .... 六月十六日(星期五)下午七時正

於報章公佈群龍收購建議之結果 .... 六月十九日(星期一)

根據群龍收購建議就所接獲之收購建議
有效接納而寄出款項之最後日期 *(附註3)* .... 六月二十六日(星期一)

附註:

1. 要約人須遵守收購守則第19條之規定，接納群龍收購建議後不可撤回及撤銷。

2. 群龍收購建議為無條件之收購建議，並將於二零零六年六月十六日(星期五)截止(除非要約人根據收購守則之規定修訂或延長群龍收購建議，則作別論)。群龍要約人保留權利將群龍收購建議延期至其決定之日期。群龍要約人將於截止日期下午七時正前透過聯交所網站發表公佈說明群龍收購建議是否已屆滿，或就群龍收購建議是否延期說明下一個截止日期或群龍收購建議將繼續有效直至另行通知為止。有關公佈將於其後下一個營業日在報章重新刊發。倘群龍要約人決定將群龍收購建議延期，而先前就延長群龍收購建議而刊發之公佈並無說明下一個截止日期，則須於群龍收購建議截止前向尚未接納群龍收購建議之群龍合資格股東發出最少十四日之書面通知。

3. 根據群龍收購建議交回之群龍股份之款項將於接收代理人接獲所有有關文件，而群龍收購建議之有關接納書因此成為完整並有效當日後十日內，以平郵方式寄發予有關群龍合資格股東，郵誤風險概由彼等承擔。

本文件及接納表格內所載之所有時間均指香港時間。

目錄

頁次

隨附文件(不包括群龍股東名冊所示地址屬美國或馬來西亞境內之本文件收件人)：

— 接納及過戶表格

重要事項

本收購建議僅於美國境外向非美籍人士作出。美籍人士不得同意參予上述收購建議，而指稱由美籍人士或具美國地址人士提交之證券亦將不獲接納。提交證券之股東將須證明彼等並非美籍人士或在美國境內。本收購建議亦不會向群龍投資有限公司之股東名冊所示地址屬馬來西亞境內之人士提出。

閣下如對本收購建議之任何方面**有疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**群龍投資有限公司**之股份全部**售出或轉讓**，應立即將本文件及隨附之接納及過戶表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

香港證券及期貨事務監察委員會、香港聯合交易所有限公司及香港中央結算有限公司對本文件及隨附之接納及過戶表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因該等文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

威倫有限公司
(於香港註冊成立之有限公司)

群龍投資有限公司
(於英屬處女群島註冊成立之有限公司)

有關
新百利有限公司
代表威倫有限公司
(錦興集團有限公司之全資附屬公司)
提出無條件自願證券交換建議
收購群龍投資有限公司全部已發行股份
(不包括威倫有限公司或與其一致行動之人士經已擁有之股份)
之綜合收購建議及回應文件

錦興集團有限公司及威倫有限公司之財務顧問


新百利有限公司

群龍投資有限公司之財務顧問


道亨證券有限公司
DaoHengSecurities Ltd.
A Member of the Guoco Group

群龍合資格股東之獨立財務顧問

凱利
凱利融資有限公司

凱利融資有限公司之建議函件載於本文件第19至第54頁，當中載有凱利就群龍收購建議向群龍合資格股東提供之獨立建議。

群龍收購建議之接納及交收程序載於本文件第55至60頁，以及隨附之接納及過戶表格。接納群龍收購建議之申請須於二零零六年六月十六日(星期五)下午四時正(或要約人根據收購守則之規定可能公佈之較後時間及／或日期)前送達標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

二零零六年五月二十六日

* 僅供識別